Form 20-F
period 2022-12-31
VEON Ltd.
filed 2023-07-24
CIK 1468091

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
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

A.Omiyinka Doris Group General Counsel Claude Debussylaan 88,1082 MD, Amsterdam, the Netherlands Tel: +31 20 797 7200

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person) Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, or ADSs, each representing 25 common shares	VEON	NASDAQ Capital Market
Common shares, US$0.001 nominal value		NASDAQ Capital Market*
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

Large accelerated filer	☐	Accelerated Filer	☒	Non-accelerated filer ☐	Emerging growth company ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                              ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
Yes ☐    No ☒

EXPLANATORY NOTE
    This Annual Report on Form 20-F includes audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F (the “Audited Consolidated Financial Statements”).
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
Background of Restatement

After the issuance of VEON Ltd.’s Dutch statutory financial statements for the year ended December 31, 2022 filed on June 25, 2023 and prior to the filing of VEON Ltd.’s Annual Report on Form 20-F for the same period, the Company discovered an error in the consolidated statement of comprehensive income with respect to the derecognition of non-controlling interest of US$ 824 million for the sale of its Algerian operations which has been corrected in these financial statements included in this Annual Report on Form 20-F. Under Dutch law, the Company determined the error does not result in financial statements that are seriously defective in providing a view that enables a sound judgment to be formed on assets, liabilities, equity and results of the Company and, insofar as the nature of financial statements permit, of its solvency and liquidity. In accordance with IFRS and Dutch law, the Company will correct and disclose the error retrospectively in its statutory accounts in its half-yearly financial statements and subsequently in the full year 2023 Dutch annual report. As a result, the Company will not correct the previously issued consolidated financial statements, VEON Ltd.’s Dutch statutory financial statements for the year ended December 31, 2022, through an additional filing of the 2022 Dutch Annual Report in the Netherlands.

The non-controlling interest was incorrectly derecognized in other comprehensive income (OCI), a component within equity, while it should have been derecognized in other equity without an impact in OCI. With respect to the consolidated statement of changes in equity, the amount was previously presented in the Dutch statutory financial statements as a line item within OCI and is now presented as a separate line item on the statement with no impact to OCI in this Annual Report. Thus, the error correction results in an adjustment in the consolidated statement of changes in equity which had no impact on total consolidated equity as well as an adjustment in the consolidated statement of comprehensive income. Refer to Note 24—Basis of Presentation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements.

Further, the error had no impact on the following quantitative metrics relevant for VEON investors:
•The result on the sale of Algeria (refer to Note 10—Held for Sale and Discontinued Operations to our Audited Consolidated Financial Statements) recorded within the consolidated income statement;
•Consolidated income statement as a whole;
•Other comprehensive income attributable to the owners of the parent;
•Consolidated statement of financial position;
•Consolidated statement of cash flows;
•Basic or diluted earnings per share;
•Adjusted EBITDA;
•VEON’s financial covenants for its lenders;
•Capital expenditures;
•Net Debt

Internal Control Considerations

The Company’s management has concluded that the Company had a material weakness in its internal control over financial reporting as of December 31, 2022 relating accounting and financial statement presentation for disposals of businesses. For a discussion of management’s considerations of the Company’s disclosures controls and procedures, internal control over financial reporting, and the material weakness identified, refer to Item 15—Controls and Procedures.

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
    For a reconciliation of Adjusted EBITDA to profit / (loss) before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2022, 2021 and 2020, see Note 2—Segment Information to our Audited Consolidated Financial Statements.
    Our management uses Adjusted EBITDA as a supplemental performance measure and believes that Adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our business operations. In addition, the components of Adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which their performance is evaluated. However, a limitation of Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time.
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
Capital expenditures (excluding licenses and right-of-use assets)
    In this Annual Report on Form 20-F, we present capital expenditures (excluding licenses and right-of-use assets), which include equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets, accounted for at the earliest event of advance payment or delivery and exclude both expenditures directly related to acquiring telecommunication licenses and the recognition of right-of-use assets. Our management believes that presenting capital expenditures excluding licenses and the recognition of right-of-use assets provides a more meaningful assessment of total capital expenditure due to the volatility of license payments and recognition of right-of-use assets period-over-period. Long-lived assets acquired in business combinations are not included in capital expenditures (excluding licenses and right-of-use assets). For more information on our capital expenditures (excluding licenses and right-of-use assets), see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements and Note 2—Segment Information to our Audited Consolidated Financial Statements.

Net Debt
    Net Debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that Net Debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net Debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company’s financial position.
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
Market and Industry Data
    This Annual Report on Form 20-F contains industry, market and competitive position data that are based on regulatory and industry publications and studies conducted by third parties noted herein and therein, as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. We also believe our internal research is reliable and the definition of our market and industry are appropriate, but neither such research nor these definitions have been verified by any independent source.
    Certain market and industry data in this Annual Report on Form 20-F is sourced from the database of GSMA Intelligence, accessed on April 10, 2023, which is the database being used in all GSMA reports. This applies to all references of GSMA herein unless otherwise stated. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by GSMA are sourced from the United Nations. Mobile connections are, in principle, on a three-month active basis, such that any SIM card that has not been used for more than three months is excluded. Other market and industry data has been sourced from cited governmental bodies.
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

Other Information
    In this Annual Report on Form 20-F, references to (i) “U.S. dollars”, “USD” and “US$” are to the lawful currency of the United States of America, (ii) “Russian rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (v) “Ukrainian hryvnia” or “UAH” are to the lawful currency of Ukraine, (vi) “Uzbekistani som” or “UZS” are to the lawful currency of Uzbekistan, (vii) “Kazakhstani tenge” or “KZT” are to the lawful currency of the Republic of Kazakhstan, and (viii) “€,” “EUR” or “euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to “EU” are to the European Union, references to “SOFR” are to the Secured Overnight Financing Rate and references to “KIBOR” are to the Karachi Interbank Offered Rate.
    This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakhstani tenge, Kyrgyzstani som, Georgian lari and Uzbekistani som amounts at official exchange rates, as described in more detail in Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation, Item 11—Quantitative and Qualitative Disclosures About Market Risk and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.
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
    Our estimates and forward-looking statements may be influenced by various factors, including, without limitation:
•our ability to complete the sale of PJSC VimpelCom (“VimpelCom”) and its subsidiaries (collectively, our “Russian Operations”); in the event the sale of our Russian Operations does not complete, or the sale is significantly delayed, we will continue to be exposed to risks relating to operating in Russia;
•the ongoing conflict between Russia and Ukraine, including: the adverse impact on the economic conditions and outlook of Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties and obtain financing; the resulting volatility in the Ukrainian hryvnia and other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the conflict; and its impact on our liquidity, financial condition and our ability to operate as a going concern, among numerous other consequences;
•developments in the international economic conditions (including inflationary pressures and rising interest rates) and the geopolitical environment;
•our ability to generate sufficient cash flow and raise additional capital to meet our debt service obligations, our expectations regarding working capital and the servicing and repayment of our indebtedness, and our ability to satisfy our projected capital requirements;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;
•adverse global developments, including wars, terrorist attacks, natural disasters, and pandemics, including any further adverse developments relating to the COVID-19 pandemic;
•environmental factors, including climate-related disasters such as floods, or the implementation of climate-related laws and regulations that could impact our business and its operations and expenses;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•potential cyber-attacks or other cybersecurity threats, which may compromise confidential information or render our services inaccessible;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 4G and 5G networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of, for example, financial services, entertainment, digital advertising and healthcare;
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
•our ability to retain key personnel;
•our material weakness found in our internal control over financial reporting in 2022; and
•other risks discussed in this Annual Report on Form 20-F.
    These statements are our management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved.
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
•risks relating to the sale of our Russian Operations, including the risks of delay to the consummation of the sale due to conditions imposed by lenders or regulatory authorities, significant transaction costs in connection with the sale, our continued use of the Beeline name and mark through an amended license agreement with PJSC VimpelCom, continued exposure to risks relating to operating in Russia in the event that the sale does not complete and any adverse effect to our business and operations due to the completion of the sale of our Russian Operations;
•risks relating to the ongoing conflict between Russia and Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on our supply chain, the ability to transact with key counterparties or to effect cash payments through affected clearing systems to bondholders, obtain financing, upstream interest payments and dividends and the ability to operate our business; the resulting volatility in the Ukrainian hryvnia and our other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the conflict, sanctions (including any reputational harm from certain of the ultimate beneficial owners of our largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”)), being subject to sanctions that could lead to nationalization risk of Kyivstar or VimpelCom, and the geographical location of our operations; and its impact on our liquidity, financial condition and our ability to operate as a going concern;

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

•risks due to the fact that we are a holding company with a number of operating subsidiaries, including our dependence on our operating subsidiaries for cash dividends, distributions, loans and other transfers received from our subsidiaries in order to make dividend payments, make transfers to VEON Ltd., as well as certain intercompany payments and transfers;

•risks associated with cyber-attacks or systems and network disruptions, data protection, data breaches, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

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
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including regulatory uncertainty regarding our licenses, regulatory uncertainty regarding our product and service offerings and approvals or consents required from governmental authorities in relation thereto, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
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
•risks related to the material weakness related to the accounting and financial statement presentation for disposals of businesses in our internal control over financial reporting that was found to exist as of December 31, 2022; if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;
•
•risks related to the ownership of our ADSs, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

•other risks and uncertainties as set forth in this Item 3.D.
For a more complete discussion of the material risks facing our business, see below.

Risks Related to the Sale of our Russian Operations

The sale of our Russian Operations is subject to certain closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. As a condition to obtaining the required approvals or consents, the relevant regulatory authorities may impose conditions that could have an adverse effect on our company or, if such approvals or consents are not obtained, could prevent the consummation of the sale of our Russian Operations.
On November 24, 2022, we announced the sale of our Russian Operations, which consist of PJSC VimpelCom (“VimpelCom”) and its subsidiaries (collectively, our “Russian Operations”) to certain senior members of the management team of VimpelCom for RUB 130 billion. Before the sale of our Russian Operations may be completed, requisite regulatory approvals, licenses or consents required in connection with the sale must have been received. The Federal Antimonopoly Service of the Russian Federation approved the sale of VimpelCom on December 15, 2022 and the Subcommission of the Government Commission for Control over Foreign Investments in the Russian Federation approved the sale of VimpelCom on February 1, 2023. The consummation of the sale might be delayed due to the time required to fulfill the remaining requests or approvals by the relevant regulatory authorities, lenders or other third parties, including the cancellation of VEON bonds held by VimpelCom. The terms and conditions of any further regulatory approvals, licenses and consents that are ultimately granted may impose conditions, terms, obligations or restrictions on the conduct of our business.
Regulatory authorities, lenders or other third parties may impose conditions, and any such conditions may have the effect of delaying the consummation of the sale of our Russian Operations or imposing additional material costs on us. In addition, any such conditions could result in the delay or abandonment of the sale. If we are unable to complete the sale, we will be exposed to additional risks. See “—In the event the sale of our Russian Operations does not complete, or the sale is significantly delayed, we will continue to be exposed to risks relating to operating in Russia.”
We will incur significant transaction costs in connection with the sale of our Russian Operations and, if the sale is consummated, we expect to incur separation costs.
We have incurred, and expect to continue to incur, significant costs in connection with the sale of our Russian Operations, including the fees of our professional advisors and separation costs in anticipation of the dis-integration of operations. We may also incur unanticipated costs associated with the sale, and these unanticipated costs may have an adverse impact on our results of operations following the effectiveness of the sale. In addition, if the sale is consummated, we expect to continue to incur additional separation costs following the consummation of the sale. While we anticipate that the realization of the expected benefits related to the sale of our Russian Operations (including reducing our exposure to the current challenging geopolitical circumstances in connection with having operations in Russia, the deleveraging of the Group’s balance sheet and any improvements in our credit profile) will offset the incremental transaction and separation costs, the transaction and separation costs may be material. Furthermore, there is no guarantee that the completion of the sale of our Russian Operations will restore our access to the capital markets and we may continue to face challenges or high costs in connection with accessing the capital markets to manage our liquidity needs post separation.

Following the sale of our Russian Operations, we will rely on trademark license agreements with our former subsidiary, VimpelCom, to continue our use of the “Beeline” name and mark. Our reputation could be adversely impacted by negative developments in respect of the Beeline brand following the sale of our Russia Operations. If we elect to undertake a rebranding exercise, it may involve substantial costs and may not produce the intended benefits if it is not favorably received by our existing and potential customers, suppliers and other persons with whom we have a business relationship.
Upon the completion of the sale of the Russian Operations, each of the operating subsidiaries in Kazakhstan, Kyrgyzstan, Uzbekistan and VimpelCom will enter into amended trademark license agreements, pursuant to which each operating company will be able to maintain its existing non-exclusive license in relation to the “Beeline” name and associated trademarks (each a “License Agreement”, and collectively the “License Agreements”). The term of each License Agreement is expected to be amended from an indefinite term to a five year initial term and the termination rights previously held by VimpelCom therein are expected to be narrowed as compared to the original license agreement; no additional fees are expected to be added as part of these amendments. The License Agreements will be subject to certain restrictions that may affect the operating subsidiaries’ business. When using the trademarks, the operating subsidiaries shall comply with the requirements of the Russian legislation and avoid using the trademarks in a way that may be to the detriment of the “Beeline” brand. The License Agreements shall cover only the trademarks the operating subsidiaries will be using as of the date of the License Agreements (and similar trademarks). The subsidiaries will be able to register any new trademarks related to the “Beeline” brand only in the name and on behalf of VimpelCom subject to VimpelCom’s approval and such new trademarks shall be included into the scope of the License Agreements. VimpelCom is expected to be entitled to terminate a License Agreement if the relevant licensee does not comply with the terms of the applicable License Agreement.

We cannot predict with certainty how the continued use of legacy Beeline branding following the sale of our Russian Operations will affect our reputation and performance. VimpelCom is expected to retain the right to continue using the “Beeline” name and mark and the License Agreements do not preclude the licensor from also licensing the “Beeline” name and mark to other third parties, some of whom may compete against us. As a result, events or conduct by VimpelCom or any other third parties holding the rights or licensing rights to the “Beeline” brand that reflect negatively on the “Beeline” brand may adversely affect our reputation or the reputation of the “Beeline” brand on which we will be relying. Consequently, we may be unable to prevent any damage to goodwill that may occur as a result of the activities of VimpelCom and any third party licensee of the Beeline brand in relation to the “Beeline” brand.

It is expected that following the expiration of the initial five-year term of the License Agreements, each of the operating subsidiaries in Kazakhstan, Kyrgyzstan and Uzbekistan may agree with VimpelCom to extend the term of its applicable License Agreement so that the operating subsidiary can continue to use the “Beeline” brand. However, since the License Agreements do not have any renewal terms, such extension may be subject to new terms that differ significantly from the current terms of the License Agreement to the detriment of the operating subsidiaries. Furthermore, there is no guarantee that any operating company that chooses to pursue an extended license term will be able to negotiate an extension on commercially reasonable terms, or at all.

Alternatively, we may undertake a re-branding exercise in respect of any one or more of our operating subsidiaries that use the “Beeline” brand. We anticipate that any such rebranding strategy will involve substantial costs and may not produce the intended benefits if it is received unfavorably by our existing and potential customers, suppliers and other persons with whom we have a business relationship. Successful promotion of the rebranding will depend on the effectiveness of our marketing efforts and our ability to continue to provide reliable products to customers during the course of our rebranding transition. We cannot guarantee that we will be able to achieve or maintain brand recognition, awareness or status under any new brand names and/or trademarks at a level that is comparable to the recognition and status we historically enjoyed under the Beeline brand. If our rebranding strategy does not produce the intended benefits, our ability to retain existing customers, suppliers and other persons with whom we have a business relationship and continue to attract new customer and engage new business partners may be negatively impacted, which could adversely affect our business, results of operations or financial condition.
In the event the sale of our Russian Operations does not complete, or the sale is significantly delayed, we will continue to be exposed to risks relating to operating in Russia.

As a result of the expected disposal of our Russian Operations, we classified them as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022. In connection with this classification, the results for Russia in the consolidated income statements and the consolidated statements of cash flows for 2022, 2021 and 2020 have been presented separately as part of line item “loss after tax from discontinued operations and disposals of discontinued operations” on our income statement. See Note 10—Held for Sale and Discontinued Operations to our Audited Consolidated Financial Statements for a more detailed discussion. In the event that the sale of our Russian Operations does not complete or is significantly delayed, we will remain subject to significant regulatory, operational and financial risks of operating in Russia, as well as risks relating to our access to capital and to auditing and other services. The ongoing conflict between Russia and Ukraine, and the responses of governments and multinational businesses to it, have created critical challenges for our business and operations, both in Russia and globally. These factors, including the specific risks outlined below, could have a material adverse effect on our business, financial condition, results of operations and trading price if the sale of our Russian Operations does not complete or is significantly delayed:

•Sanctions, Export Controls, Capital Controls, Corporate Restrictions and Other Responses: The sanctions imposed on Russia by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countermeasure sanctions by Russia and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all the foregoing, are more complex and comprehensive than any such measures to date, and could continue to evolve. On July 20, 2023, Canada imposed sanctions on a number of Russian mobile operators, including VimpelCom. These make it challenging to continue our Russian Operations. It may also have repercussions for entities remaining in the Group due to their nexus to a group with Russian subsidiaries and business ties, and in the case of Canada, due to the specific sanctions imposed against VimpelCom directly. If the sanctions persist or further sanctions are introduced or otherwise impact our suppliers or other counterparties, this could result in substantial legal and other compliance costs and risks to our business operations and could harm our business, financial condition, results of operations or prospects. Likewise, any countermeasures by Russia, including those that would prohibit the transfer of foreign currency or Russian rubles from entities within Russia, could also materially impact our business, financial condition, results of operations or prospects. For example of countermeasures, on April 25, 2023, the President of Russia issued Decree No. 302 (“Decree 302”), which introduced a legal framework for imposing an external administration over Russian companies owned by foreign residents from “unfriendly” jurisdictions which take hostile actions against Russian assets or Russia’s national security. There are also reports that broader legislation or measures are under consideration. Since the issuance of Decree 302 two energy companies have been subject to this decree and, more recently, it has also been applied to Russian subsidiaries of Carlsberg and Danone. Carlsberg had found a buyer for its Russian subsidiary and Danone had indicated it was planning to exit Russia by divesting its Russian subsidiary. However, the current framework of Decree 302 does not allow the Russian agency which has taken over management decision for these entities to dispose of such company’s shares or interests therein. If such measures were imposed over our Russian subsidiary, this would introduce additional uncertainties surrounding the risks relating to finalizing the sale of our Russian Operations. In addition, on July 5, 2022, the President of the Russian Federation issued Decree No. 430 (“Decree 430”) which requires Russian legal entities with Eurobond obligations to ensure the local fulfillment of such obligations to Eurobond holders whose rights are recorded by the Russian depositories, e.g. NSD or Account Holders registered in the Russian Federation. On November 23, 2022, the Russian Central Bank issued clarifications in respect of Decree 430, claiming that it also applies to Russian legal entities and foreign issuers that are within the same group of companies. If the Group does not sell its Russian Operations or the sale is significantly delayed, the Group will remain subject to the risks of external administration under Decree 302, the application of Decree 430 and any other measures introduced. See Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements for a more detailed discussion. In the event any of the foregoing or other measures taken results in the forced deconsolidation of our Russian Operations, there is significant risk our liabilities would exceed our assets and such forced deconsolidation could also trigger our “loss of mobile license” clause under our revolving credit facility, either of which could lead to an event of default under such agreement. We are not able to predict further developments on these issues, including those that could affect our Russian Operations in the event the sale does not complete or is significantly delayed, nor can we predict when sanctions targeting Russia imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations as a result of Russia’s involvement in the ongoing conflict might be lifted. Furthermore, our Russian Operations have been negatively impacted by export restrictions, which has limited and could continue to limit the availability of certain supplies from reaching our Russian Operations. For example, in 2022 the United States imposed sweeping export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items that were previously not subject to U.S. export control jurisdiction. This has impacted and will likely continue to adversely impact on our ability to procure or sell equipment in Russia and adversely impact our ability to maintain and/or improve our infrastructure and/or adversely impact the availability and quality of our services and, therefore, have an adverse effect on our operations and also adversely impact our results of operation. Such restrictions have already impacted and will likely increasingly impact the ability of our Beeline Russian Operations to obtain and apply protective software updates. In addition, as a result of sanctions laws and regulations imposed on Russia, including EU sanctions against the Russian National Settlement Depository (the “NSD”), cash payments of both interest and principal amounts that have already been made did not reach the beneficial holders of notes that are held directly or indirectly (through the chain of Russian depositories) via the NSD. We understand that such cash payments were blocked by the international clearing systems. Furthermore, many international clearing systems have removed the Russian ruble as a settlement currency, which prevents us from making payments on our Russian ruble denominated debt effectively. See also “—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.”

•Economic deterioration in Russia: In Russia, the economic conditions and outlook have deteriorated significantly since the beginning of the conflict, including as a result of sanctions and as a result of many U.S. and other multi-national businesses across a variety of industries, indefinitely suspending their operations and pausing all commercial activities in Russia. These conditions have led and could continue to lead to decreased demand from customers in Russia. Furthermore, in June 2022, Russia defaulted on certain of its sovereign debt obligations due to creditors being unable to receive debt repayments through international clearing systems. While the longer-term implications of Russia’s sovereign debt default are uncertain, the default is expected to increase the costs of borrowing in Russia and impact Russia’s ability to attract international investors both currently and in the future, which has impacted and is expected to continue to impact the cost of borrowing for our customers and for our Russian Operations.

•Volatility of the Russian Ruble: During 2022, the Russian ruble experienced three significant declines in February, July and December. After reaching a record low in March 2022, the Russian ruble reached a seven-year high in June 2022. For example, as at December 31, 2021 the Russian ruble to U.S. dollar exchange rate of the Central Bank of Russia was RUB 74.2926 compared to RUB 70.3375 as at December 31, 2022 and RUB 77.0863 March 31, 2023. The volatility is primarily due to the currency controls restrictions introduced in Russia in 2022 as well as the sanctions imposed by the United States, European Union, United Kingdom and other countries significantly restricting access to and the use of foreign currencies by Russia. This volatility in the Russian ruble impacted our U.S. dollar reported results of operations for our Russian Operations during 2022, and we expect it will continue to impact our results of operations for our Russian Operations moving forward if volatility in the Russian ruble to U.S. dollar persists. See also “—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.”
•Rising costs in Russia: The sanctions and the resulting disruption of supplies into Russia have negatively impacted and could have a material adverse effect on our costs in Russia, including the costs to power our networks, maintain or expand our infrastructure in Russia or otherwise manage our operations as a result of rising costs.

•Auditors: In 2022, the United States, the European Union and the United Kingdom implemented a services ban prohibiting auditing, consulting and other services to be performed for entities in Russia. Although the provision of audit services to VEON did not trigger the services prohibition in 2022, given the rapidly evolving sanctions environment, we cannot rule out the possibility that we may not be able to appoint an auditing firm for the audit of our financial statements for the year ending December 31, 2023, due to either to sanctions restrictions or auditing firms’ reluctance to engage with us for auditing services due to uncertainty in the regulatory requirements, reputational harm and/or other reasons. Our auditors for 2022 have informed us that they would decline to stand for re-election at the conclusion of their term of appointment. See Item 16F—Change in Registrant’s Certifying Accountant for additional information. This inability to appoint an auditing firm could have an adverse effect on our ability to (i) obtain financing to meet our capital needs or service our debt, (ii) access our existing cash held in third-party bank accounts, (iii) access committed amounts under credit facilities, or (iv) maintain our listings on NASDAQ or Euronext should we not be able to complete our financial reporting obligations.
•Access to Capital: The conflict between Russia and Ukraine and the developments since with respect to sanctions have placed limits on our ability to access the capital markets in which we have traditionally refinanced maturing debt and has impacted our ability to refinance our current indebtedness. Our access to the capital markets is also impaired by certain sanctions restrictions on auditing services, as described above. VEON was unable to file its Form 20-F within the prescribed time period as VEON required additional time to complete VEON’s consolidated financial statements and, subsequently, to receive the related audit report on the financial statements and internal control over financial reporting. In the event the sale does not complete, these difficulties, including the inability to meet our annual reporting requirements deadlines, may reoccur. In addition, we could continue to face challenges with accessing capital after the completion of the sale of our Russian Operations, particularly if sanctions against certain ultimate beneficial owners of our largest shareholder, LetterOne, make it difficult for us to appoint auditors or obtain capital through other financing means.
In addition, if the sale of our Russian Operations does not complete or is significantly delayed, the Group’s additional risks set out under —Liquidity and Capital Risks, —Regulatory, Compliance and Legal Risks, and —General Risks would also be applicable to our Russian Operations until the sale is complete, if at all, or such time that the geopolitical situation changes.

The sale of our Russian Operations could adversely affect our business, cash flows, financial condition or results of operations.
The conflict between Russia and Ukraine and the developments since February 2022 with respect to sanctions laws and regulations have resulted in unprecedented challenges for VEON. While the Group anticipates that a number of these challenges will be overcome following the completion of the sale of our Russian Operations, there is no guarantee that it will do so and the Group could face continued challenges following the expected completion of the sale, including as a result of the sale. Prior to its classification as a discontinued operation, our Russian Operations represented our largest reportable segment. If the Group is able to obtain credit ratings again, it is not expected to be an investment grade rating, and furthermore the credit rating may not be as favorable as our historical credit ratings, which benefited in the past from our Russian Operations, which were the highest rated part of our business. Furthermore, in the event we are able to access the capital markets again, we will be doing so as a smaller company, which we expect will carry a different credit and risk profile compared to the Group with our Russian Operations, and this may not be as attractive to investors or lenders. As a result, our costs of borrowing will likely be higher in the future and there is no guarantee we will be able to access the capital markets in the short term even after the completion of the sale. In addition, the completion of the sale of our Russian Operations may also cause disruptions in and create uncertainty surrounding our business, including with respect to our relationships with existing and future creditors, customers, suppliers and employees, which could have an adverse effect on our business, cash flows, financial condition or results of operations. Our business relationships may also be subject to disruption as customers, suppliers and other persons with whom we have a business relationship may (i) delay or defer certain business decisions, (ii) seek to terminate, change or renegotiate their business relationships with us, or (iii) consider entering into business relationships with parties other than us.

Market Risks
The ongoing conflict between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects outside of our Russian Operations.
The ongoing conflict between Russia and Ukraine, and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countermeasure sanctions by Russia and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all the foregoing, have significantly impacted and will continue to significantly impact our results and operations in Ukraine, and may significantly affect our results and operations in the other countries in which we operate. Specifically, the ongoing conflict has had a marked impact on the economy of Ukraine and has caused partial damage to our sites in Ukraine. See —We have and may in the future recognize substantial impairment charges and Item 5—Operating and Financial Review and Prospects. Our operations in Ukraine represented approximately 26% of our revenue for the year ended December 31, 2022.
The ongoing conflict between Russia and Ukraine, and related economic sanctions and export control actions against Russia, have also led to a surge in certain commodity prices (including wheat, oil and gas) and other inflationary pressures which may have an effect on our customers (and their spending patterns) in the countries in which we operate. If additional sanctions on fossil fuel exports from Russia are imposed, or the existing sanctions are accelerated or tightened, the price increases for related products may be exacerbated. Such price increases or other inflationary pressures may cause further strain on our customers in the countries in which we operate. Rising fuel prices also make it more expensive for us to operate and power our networks.
As of May 2, 2023, it is estimated by the United Nations High Commissioner of Refugees that approximately eight million people have fled Ukraine and the country has sustained significant damage to infrastructure and assets. If the ongoing conflict persists and Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, we estimate that we could lose approximately 1.3 million subscribers (around 5% of our customer base) in Ukraine. This will have a measurable impact on our customer base in Ukraine, as well as their use and spending on our services. We have also incurred additional maintenance capital expenditures to maintain, and repair damage to, our mobile and fixed-line telecommunications infrastructure in Ukraine resulting from the ongoing conflict. We have also experienced similar increases in our security, and energy costs, as well as in related operational and capital expenditure. For the year ended December 31, 2022, our capital expenditure for repairs to damage was approximately UAH 51.1 million (US$1.3 million) and costs related to security, fuel for diesel generators, batteries, mitigation measures (which were aimed at protecting the energy independence of our telecom network in the event of further attacks on the energy infrastructure of Ukraine) and other costs in Ukraine were approximately UAH 770.55 million (US$19 million). We expect these costs will continue, and could increase, while the conflict in Ukraine persists.

In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine, or our infrastructure within Ukraine is significantly damaged or destroyed. We have experienced partial destruction of our infrastructure in Ukraine (about 15% of our telecommunication network has been damaged or destroyed, of which about 8.3% has been restored with approximately 5.6% of our telecommunication network currently not functional and located in the Russian-occupied territories). While we have thus far managed to repair most of our network assets that incurred damage in Ukrainian territory that is not under Russian occupation, as a result of the ongoing conflict between Russia and Ukraine there can be no assurance that our Ukrainian network will not sustain additional major damage and that such damage can be repaired in a timely manner as the conflict continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets in Ukraine have a power source. Furthermore, we have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. Our business continuity plans are designed to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations. Our crisis management procedures, business continuity plans, and disaster recovery capabilities may not be effective at preventing or mitigating the effects of prolonged or multiple crises, such as civil unrest, military conflict and a pandemic in a concentrated geographic area. The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations, and cause volatility in the price of our securities. In addition, customer demand for our services in Ukraine may decrease due to the increase of Ukrainians emigrating from the war and the difficulties in using our services outside of Ukraine either as a result of roaming or the lack of compatibility with our network providers. Due to the nature of the conflict, we cannot assess with certainty whether such events are likely to occur, and such events may happen suddenly and without warning. In addition, we have experienced a decline in revenue generated from iMTR rates charged to Ukrainian customers due to policies implemented that eliminate roaming charges for Ukrainians in certain other countries and expect these policies and decrease in rates charged to Ukrainian customers to continue, with Ukraine and the European Union finalizing in April 2023 the arrangements for Ukraine’s access to free roaming areas for 2024.

On February 24, 2022 Ukraine declared martial law and introduced measures in response to the ongoing conflict with Russia, which include local banking and capital restrictions that prohibit our Ukrainian subsidiary from making any interest or dividend payments to us, and introduced legal restrictions on making almost any payments abroad, including making payments to foreign suppliers (with a small number of exceptions expressly provided by law, or on the basis of separate government approvals). Currently, it is not possible to predict how long the martial law in Ukraine will last and accordingly how long the above restrictions will last and there can be no assurance that we will be able to obtain any separate government approvals for foreign payments, meaning our ability to make interest or dividend payments from our Ukrainian operations could be restricted for some time. In October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman, Petr Aven and Andriy Kosogov, who are some of our ultimate beneficial owners due to their ownership in LetterOne. These sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on VEON; however, we cannot rule out their impact on banks’ and other parties’ readiness to transfer dividends in the event the above restrictions are lifted or the nationalization risk such measures pose to Kyivstar. Furthermore, these sanctions may make it difficult for us to obtain local financing in Ukrainian hryvnia, which could make it more difficult for us to naturally hedge any debt required for our Ukrainian operations moving forward to the currency in which we generate revenue. In addition, Ukraine has put one member of our senior management in government registry managers of Russian companies as a result of this senior manager being on the board of our Russian subsidiary, VimpelCom. This list has had and could continue to cause reputational harm to us, particularly for our operations and customer relationships in Ukraine, since engagement with Russian companies is generally condemned. Furthermore, the government of Russia has introduced countermeasure sanctions which have, or could subject our legal entities and employees in Ukraine to, restrictions or liabilities, including capital controls, international funds transfer restrictions, asset freezes, nationalization measures or other restrictive measures. See —Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a discussion on the introduction of nationalization laws in Ukraine.

Furthermore, while we have not been named as, and have concluded that we are otherwise not, the target of the EU’s or the UK’s sanctions as a consequence of LetterOne being a 47.85% shareholder in VEON (as of June 15, 2023) (which has certain ultimate beneficial owners which are subject to sanctions), it cannot be ruled out that VEON or LetterOne could become the target of future sanctions or that certain other beneficial owners of LetterOne may be sanctioned in the future, which could materially adversely affect our operations, access to capital and price of our securities. For example, we might be unable to conduct business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions and rating agencies, raise funds from international capital markets, appoint an auditor, acquire equipment from international suppliers or access assets held abroad. Moreover, if we become subject to EU or UK sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our securities. For more information, see —Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.

As a leading telecommunications provider in Ukraine, we have been adversely impacted by the ongoing conflict. We expect to continue to face challenges with our performance in Ukraine, which will be exacerbated as the conflict continues. Furthermore, if there is an extended continuation or further increase in the ongoing conflict between Russia and Ukraine, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Europe and/or in the global economy and capital markets generally. These are highly uncertain times and it is not possible to predict with precision how certain developments will impact our results and operations, nor is it possible to execute comprehensive contingency planning in Ukraine due to the ongoing conflict and inherent danger in the country. The discussion above attempts to surmise how prolongation or escalation of the conflict, expansion of current sanctions, the imposition of new and broader sanctions, and disruptions in our operations, transactions with key suppliers and counterparties could have a material impact on our results and operations. We cannot assure you that risks related to the conflict are limited to those described in this Annual Report on Form 20-F.
Our independent auditors have included a going concern emphasis paragraph in their opinion as a result of the effects of the ongoing conflict between Russia and Ukraine.
The consolidated financial statements included in this Annual Report on Form 20-F have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Due to the unknown duration and extent of the ongoing conflict between Russia and Ukraine and the uncertainty of further sanctions in response to the ongoing conflict that may be imposed, there are material uncertainties related to events or conditions that may cast significant doubt on our ability to continue as a going concern. These material uncertainties relate to our ability to maintain our financial and non-financial debt covenants and positive equity levels, potential new sanctions and export controls imposed by the United States, European Union, and the United Kingdom that could further impact our liquidity position and ability to attract new financing or our ability to source relevant network equipment from vendors, as well as potential new counter-sanctions imposed by Russia that could materially impact Russia’s supply chain stability as well VEON’s financial performance as a whole. After evaluating the uncertainties mentioned above and other conditions and events discussed in Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements in the aggregate, our independent registered public accounting firm, in its report on our consolidated financial statements as of and for the year ended December 31, 2022, has emphasized that there is substantial doubt about our ability to continue as a going concern for at least 12 months after the date that the consolidated financial statements included in this Annual Report on Form 20-F have been issued. Although we have taken a number of measures to protect our liquidity and cash provisions, given the uncertainty and exogenous nature of the ongoing conflict between Russia and Ukraine and potential for further sanctions and counter-sanctions, and future imposition of external administration over our Russian and Ukrainian operations in particular, there can be no assurance that we will be successful in implementing these initiatives or that the contingencies outside of our control will not materialize. See Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements for a more detailed discussion of the going concern emphasis paragraph.
We have and may in the future recognize substantial impairment charges.
We have incurred, and may in the future incur, substantial impairment charges as a result of the impact of the ongoing conflict between Russia and Ukraine and/or from the write down of the value of goodwill. During 2022, we reported US$446 million in impairment charges with respect to assets in Russia against the carrying value of goodwill in Russia as of March 31, 2022. No further impairments were taken at September 30, 2022 during our annual impairment test or at the time we entered into the sale agreement in November 2022 since the fair value less cost to sell of the assets at those dates continued to exceed the carrying value of the assets relating to our Russian Operations. During 2022, we also reported US$36 million in impairment charges with respect to assets in Ukraine, which included impairments to property and equipment as a result of physical damages to sites in Ukraine caused by the ongoing conflict between Russia and Ukraine.
In addition, deterioration of economic conditions in the countries in which we operate may also have certain accounting ramifications. In addition, a significant difference between the actual performance of our operating companies and the forecasted projections for revenue, adjusted EBITDA or capital expenditure could require us to write down the value of the goodwill. In addition, the possible consequences of a financial and economic crisis related to, in particular, customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue, may also adversely affect our forecasts and lead to a write-down of tangible and intangible assets, including goodwill. In addition, significant adverse developments in our share price, and the resulting decrease in our market capitalization may also lead to a write-down of our goodwill balances. A write-down recorded for tangible and intangible assets resulting in a lowering of their book values could impact certain covenants and provisions under our debt agreements, which could result in a deterioration of our financial condition, results of operations or cash flows.

For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 10—Held for Sale and Discontinued Operations and Note 11—Impairment of Assets to our Audited Consolidated Financial Statements. For a discussion of the risks associated with the markets where we operate, see —The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline, —Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks, —The ongoing conflict between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects outside of our Russian Operations and —In the event the sale of our Russian Operations does not complete, or the sale is significantly delayed, we will continue to be exposed to risks relating to operating in Russia.
We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine and the sanctions imposed.
On February 28, 2022, the European Union imposed sanctions on Mikhail Fridman and Petr Aven, and on March 15, 2022, the United Kingdom imposed sanctions on the LetterOne shareholders, Mr. Fridman, Mr. Aven, Alexey Kuzmichev and German Khan, and the European Union additionally designated Mr. Khan and Mr. Kuzmichev (collectively, with Mr. Aven and Mr. Fridman, (the “Designated Persons”)). Mr. Fridman resigned from VEON’s board of directors effective February 28, 2022. None of the other Designated Persons were members of the Board of Directors. We understand, based on a letter provided by LetterOne, a 47.85% shareholder in VEON, that Mr. Fridman and Mr. Aven are shareholders in LetterOne (approximately 37.86% and 12.13%, respectively) and that Mr. Khan and Mr. Kuzmichev are no longer shareholders in LetterOne. In October 2022, Ukraine imposed sanctions for a ten-year period against, Mr. Fridman and Mr. Aven, as well as Mr. Kosogov, who is also a shareholder in LetterOne (holding approximately 47.2% of LetterOne’s shares based on a LetterOne memorandum dated May 24, 2022 and updated February 28, 2023) (Mr. Kosogov, along with the Designed Persons, the “Sanctioned Persons”). In addition, Ukraine has put one member of our senior management on their list of managers of Russian companies as a result of this senior manager being on the board of our Russian subsidiary, VimpelCom. This list has had and could continue to cause reputational harm to us, particularly for our operations and customer relationships in Ukraine, since engagement with Russian companies are generally condemned.
We have not been named as, and have concluded that we are otherwise not, the target of the UK’s, the EU’s or Ukraine’s sanctions, including as a consequence of LetterOne being a 47.85% shareholder in VEON. On July 20, 2023, Canada imposed sanctions on VimpelCom, our Russian subsidiary that is part of the sale of our Russian Operations. However, as a result of the association of Sanctioned Persons with our largest shareholder, we have suffered and may continue to suffer reputational harm. This reputational harm could increase with the direct sanctions adopted against VimpelCom by Canada, particularly, if other nations adopt similar measures. In addition, there could also be an unwillingness among certain of our business partners to continue to do business with us, which could affect our prospects to engage in new business initiatives with existing or potential future business partners. Moreover, notwithstanding our perceived exposure to the Russian state as a consequence of the association of our largest shareholder with Sanctioned Persons, many multinational companies and firms, including certain of our service providers, partners and suppliers, have chosen of their own accord to cease transacting with all Russia-based or Russia affiliated companies (i.e., self-imposed sanctions), as a result of the ongoing conflict between Russia and Ukraine. To the extent that the ongoing conflict between Russia and Ukraine continues or further escalates, the list of companies and firms refusing to transact with Russian or Russian affiliated companies may continue to grow.
Such actions have the equivalent effect, insofar as the ability to transact with such companies is concerned, as if the Russia-based or Russian-affiliated companies were the target of government-imposed sanctions. In the event the associations of our largest shareholder continues to have an impact on certain of our operations, the inability or reduction in business with our key suppliers, business partners and other key counterparties could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects and price of our securities.
We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.
A significant amount of our costs, expenditures and liabilities, including capital expenditures and borrowings is denominated in U.S. dollars, while our operating revenue is denominated in Ukrainian hryvnia, Pakistani rupee, Kazakhstani tenge, Bangladeshi taka and Uzbekistani som and other local currencies. In general, declining values of these and other local currencies against the U.S. dollar make it more difficult for us to repay or refinance our debt, make dividend payments, comply with covenants under our debt agreements or purchase equipment or services denominated in U.S. dollars, and may impact our ability to exchange cash reserves in one currency for use in another jurisdiction for capital expenditures, operating costs and debt servicing. Furthermore, following the expected completion of the sale of our Russian Operations, we expect to retain some of our Russian ruble denominated debt, but we will no longer be generating revenue in Russian rubles. Currently the international clearing systems have stopped payments in Russian ruble which prevents the repayment of our Russian ruble denominated notes in Russian ruble, as a result of which we anticipate the settlement of the coupon and principal our Russian ruble denomination notes will be in U.S. dollars while this situation persists. However, in the event that the clearing systems accept Russian rubles again, we will be subject to currency fluctuations when repaying or refinancing our debt and declining values of the local currencies in which we generate revenue against the Russian ruble will also pose risk similar to those we face in relation to our U.S. dollar denominated costs, expenditures and liabilities. See —Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers and —Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition. Our operating metrics, debt coverage metrics and the value of some of our investments in U.S. dollar terms have been negatively impacted in recent years, and will be negatively impacted in the current period by foreign currency transactions and translations. More broadly, future currency fluctuations and volatility may result in losses or otherwise negatively impact our results of operations despite our efforts to better align the currency mix of our debt and derivatives with the currencies of our operations.

    Following the expected completion of the sale of our Russian Operations, the Group will primarily generate revenue in currencies which have historically experienced greater volatility than the U.S. dollar or Russian ruble. As a result, the Group will likely be exposed to greater foreign currency exchange loss, fluctuation and translation risk moving forward. The value of the Ukrainian hryvnia experienced significant volatility following the outbreak of the conflict between Russia and Ukraine, which resulted in the National Bank of Ukraine fixing the Ukrainian hryvnia to a set rate of 29.25 to the U.S. dollar in February 2022. In July 2022, the National Bank of Ukraine devalued the Ukrainian hryvnia to a set rate of 36.57 to the U.S. dollar, representing a devaluation of 25%. Because of the effects of the ongoing conflict between Russia and Ukraine, Ukraine’s economy is expected to continue to contract, which could result in further adjustments to the set Ukrainian hryvnia to U.S. dollar rate. Any de-pegging or change to the Ukrainian hryvnia/U.S. dollar exchange rate could increase the costs that the Group pays for its products or to service its indebtedness, or could cause its results of operations and financial condition to fluctuate due to currency translation effects. As a result of the rate set by the National Bank of Ukraine, the Group quarterly results may present more dramatic changes if the rate changes between quarters, such as that experienced in July 2022. When the Ukrainian hryvnia depreciates against the U.S. dollar in a given period, the results of our Ukrainian business expressed in U.S. dollars will be lower period-on-period, even assuming consistent Ukrainian hryvnia revenue across the periods. Furthermore, we could be materially adversely impacted by a further decline in the value of the Ukrainian hryvnia against the U.S. dollar due to the decline of the general economic performance of Ukraine (including as a result of the continued impact of the conflict with Russia), investment in Ukraine or trade with Ukrainian companies decreasing substantially, the Ukrainian government experiencing difficulty raising money through the issuance of debt in the global capital markets or as a result of a technical or actual default on Ukrainian sovereign debt. Depreciation of the Ukrainian hryvnia could be sustained over a long period of time due to rising inflation levels in Ukraine as well. However, it may be possible that such depreciation is not reflected in the rate set by the National Bank of Ukraine due to its efforts to control inflation. Although such changes could have a positive impact on our local currency results in Ukraine, such gains could be offset by a corresponding depreciation of the Ukrainian hryvnia in U.S. dollar terms. In addition, a significant depreciation of the Ukrainian hryvnia could also negatively affect our leverage ratio and equity balances, which would have an impact on certain covenants and provisions under our debt agreements. See —Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition for a further discussion on this risk.
In addition to the Ukrainian hryvnia, the values of the Pakistani rupee, Kazakhstani tenge, Kyrgyzstani som and Uzbekistani som have experienced significant volatility in recent years in response to certain political and economic issues, including the recent global inflationary pressure, and such volatility may continue and result in depreciation of these currencies against the U.S. dollar. We have also seen the currencies of the countries in which we operate experience periods of high levels of inflation, such as in Kazakhstan where inflation rose in 2022 due to the increased cost of Russian imports, high state budget expenditures and the global rise in prices for goods and in Pakistan, where climate related disasters such as the floods experienced during the second half of 2022 have had a significant impact on our loan portfolio as a result of the impact these disasters had on the Pakistani rupee exchange rate. Inflationary pressures can exacerbate the risks associated with currency fluctuation with respect to a given country. Our profit margins in countries experiencing high inflation could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, manifested in inflationary increases in salary, wages, benefits and other administrative, supply and energy costs, and such price increases may be difficult with our mass market and price-sensitive customer base.

To counteract the effects of the aforementioned risks, we engage in certain hedging strategies. However, our hedging strategies may prove ineffective if, for example, exchange rates fluctuate in response to legislative or regulatory action by a government with respect to its currency. For more information about our foreign currency translation and associated risks, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations, Item 11

—Quantitative and Qualitative Disclosures About Market Risk and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements.
The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.
As a global telecommunications company operating in a number of emerging markets, our operations are subject to macroeconomic risks, geopolitical developments and unexpected global events that are outside of our control. Unfavorable economic conditions in the markets in which we operate may have a direct negative impact on the financial condition of our customers, which in turn will affect a significant number of our current and potential customers’ spending patterns, in terms of both the products and services they subscribe for and usage levels. During such downturns, it may be more difficult for us to grow our business, either by attracting new customers or by increasing usage levels among existing customers, and it may be more likely that customers will downgrade or disconnect their services, making it more difficult for us to maintain ARPUs and subscriber numbers at existing levels. In addition to the potential impact on revenue, ARPUs, cash flow and liquidity, such economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures, refinance existing indebtedness or meet unexpected financial requirements.
The ongoing conflict between Russia and Ukraine, related sanctions and similar measures against Russia and Russia-based entities, and the effect of such developments on the Ukrainian economy (and other economies that are closely tied to the Russian or Ukrainian economies), affected our results of operations and financial condition in 2022, will affect our operations and financial condition in 2023 and will likely continue to have a significant impact for the foreseeable future. In addition, the increasing price of fossil fuels and rising inflation rates are expected to have broader adverse effects on many of the economies in which we operate and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. Outside of the ongoing conflict between Russia and Ukraine, we are exposed to other geopolitical and diplomatic developments that involve the countries in which we operate, such as the current political upheaval in Pakistan which has persisted following the no-confidence vote in April 2022 that ousted Pakistan’s then prime minister Imran Khan from office, as well as those which do not involve our countries of operation but have a knock-on effect on our business. For example, heightened tensions between the major economies of the world, such as the United States and China, can have an adverse effect to the economies in which we operate, and therefore an adverse impact on our results of operation, financial condition and prospects.
In addition, other adverse economic developments in the markets in which we operate have adversely affected us in recent years. For example, lockdown restrictions imposed by governments during the height of the COVID-19 pandemic adversely impacted our financial performance and results of operations. Our total revenue for the six months ended June 30, 2020 was 9.0% lower compared to the six months ended June 30, 2019, mainly due to the effect of the COVID-19 pandemic. Following the introduction of lockdown measures in response to COVID-19, we also experienced a reduction in roaming revenue, which largely disappeared in the second quarter of 2020. Travel restrictions that were imposed in certain of the countries in which we operate resulted in a reduction in migrant workforce, which has traditionally been part of our subscriber base. Network traffic patterns were also impacted as people worked from home, which required some adjustments to our network deployment plans. In addition, the COVID-19 pandemic caused delays and disruptions in our supply chain due to difficulty in obtaining components, temporary suspensions of operations, including in factories and disruption to logistic services, certain of which delays and supply chain issues continue to persist. Correspondingly, the COVID-19 pandemic also adversely impacted demand, which was partly caused by a deterioration of confidence and expectations, negative income and wealth effects. Accordingly, there was a substantial deterioration in financial markets in 2020, unprecedented drops in commodity prices, a sudden slowdown in commercial activity and strong restrictions on transportation and travel. Furthermore, the ongoing conflict between Russia and Ukraine could have a similar or more severe impact on our business, financial condition, results of operations, cash flows or prospects. Going forward, other adverse global developments, such as wars, terrorist attacks, natural disasters, and pandemics, may have a similar impact on us.
Our financial performance has been and may also continue to be affected by macroeconomic issues more broadly, including risks of inflation, deflation, stagflation, recessions, sovereign debt levels and the stability of currencies across our key markets and globally. Following stimulative monetary policies by central banks and increased government spending to combat the adverse economic effects of COVID-19 and associated lockdowns, constrained supply chains as a result of COVID-19 and the conflict between Russia and Ukraine and rising energy costs, many countries across the world are experiencing high levels of inflation and lower corporate profits, causing increased uncertainty about the near-term macroeconomic outlook as central bank interest rates are being raised to combat the high inflation. The conflict between Russia and Ukraine has adversely impacted, and may continue to adversely impact, our customer numbers in Ukraine, and the conflict and these other pressures could negatively impact customers’ discretionary spending, which could, in turn, affect our revenue, ARPU, cash flow and liquidity or our customers’ ability to pay for our services.

Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.
Our operations are located in the world’s emerging markets. Investors should fully appreciate the significance of the risks involved in investing in an emerging markets company and are urged to consult with their own legal, financial and tax advisors. Emerging market governments and judiciaries often exercise broad discretion and are susceptible to the rapid reversal of political and economic policies. Furthermore, we operate in a number of jurisdictions that pose a high risk of potential violations of the FCPA and other anti-corruption laws, based on measurements such as Transparency International’s Corruption Perception Index. The political and economic relations of our countries of operation are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The outbreak of the conflict between Russia and Ukraine is an illustration of this.
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
Many of the emerging markets in which we operate are susceptible to significant social unrest or military conflicts. Our ability to provide service in Ukraine following the onset of the conflict with Russia has been impacted due to power outages and damage to our infrastructure. Similarly, our subsidiary in Pakistan has also been ordered to shut down parts of its mobile network and services from time to time due to the security or political situation in the country (including a three-day blanket data closure), while our operations and services in Kazakhstan were affected during the riots in January 2022. To a lesser degree, we have also been impacted in Bangladesh and Pakistan by severe flooding in the region throughout the second half of 2022. Local authorities may order our subsidiaries to temporarily shut down part or all of our networks due to actions relating to military conflicts or nationwide strikes. See —The ongoing conflict between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects outside of our Russian Operations for a detailed discussion on the impact that the ongoing conflict between Russia and Ukraine has had and could have on our business.
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
The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency, which could materially adversely affect the investment environment in the countries in which we operate. Social instability in the countries in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority, a rise in nationalism and potential nationalizations or expropriations by governments. These sentiments and adverse economic conditions could lead to restrictions on foreign ownership of companies in the telecommunications industry or nationalization, expropriation or other seizure of certain assets or businesses. In most of the countries in which we operate, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the governments decide to nationalize or expropriate some or all of our assets. In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. Our key infrastructure and assets located within Ukraine may be seized or subject to appropriation should Russian forces obtain control of the regions within Ukraine where those assets are situated and therefore have an adverse effect on our ability to operate in Ukraine. Furthermore, as part of the measures that Ukraine adopted in response to the ongoing conflict with Russia, amendments to various nationalization laws (the “Nationalization Laws”) in Ukraine have been published and as of June 30, 2023 several are awaiting signature by the President of Ukraine (“Nationalization Law Amendments”). The Nationalization Law Amendments extends the definition of “residents” whose property in Ukraine (owned directly or indirectly) can be seized under the Nationalization Law to include property owned by the Russian state, Russian citizens, other nationals with a very close relationship to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. For example, in May 2023, President Zelensky signed an initial package of restrictive measures on 41 entities, including against the Russian stake in Zaporizhstal, one of Ukraine’s largest metallurgical companies, as part of Nationalization Law efforts. In April 2023, the Ukrainian Parliament voted for similar measures to allow for the nationalization of Alfa Bank, one of Ukraine’s largest commercial banks with several sanctioned Russian shareholders, including Mikhail Fridman and Petr Aven who are some of our ultimate beneficial owners due to their ownership in LetterOne. See Market Risks — The ongoing conflict between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects outside of our Russian Operations. Furthermore, in addition to the nationalization measures, in November 2022, the Ukrainian government invoked martial law which allows the government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. The Security Council Secretary indicated that at the end of the application of martial law the assets can be returned or their owners appropriately compensated. It is possible that the Ukrainian authorities may propose or implement further measures targeting companies that are engaged in business in Russia or which have Russian shareholders and any such measures or similar measures, if applied in relation to our Ukrainian subsidiary, could lead to the involuntary deconsolidation of our Ukrainian subsidiary, a loss in our assets and/or significant disruption to our operations, which would have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects.
Our revenue performance can be unpredictable by nature, as a large majority of our customers have not entered into long-term fixed contracts with us.
    Our primary source of revenue comes from prepaid mobile customers, who are not required to enter into long-term fixed contracts, and we cannot be certain that these customers will continue to use our services and at the usage levels we expect. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and such customers can cancel our postpaid contracts with limited advance notice and without significant penalty. For example, as of December 31, 2022, approximately 97.2% and 82.0% of our customers in Pakistan and Ukraine respectively were on prepaid plans. Furthermore, as we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue in a given market could harm our business, financial condition, results of operations, cash flows or prospects.
In addition, unpredictable revenue performance could require us to change our guidance. For example, following the outbreak of COVID-19 in February 2020 and the resulting lockdown restrictions imposed by governments across all of our countries of operations, our revenue projections for the first quarter of 2020 did not reflect actual revenue, and we had to change our fiscal year 2020 guidance as a result. This was partly due to store closures, which had an impact on our gross connections and airtime sales and restrictions on travel, which caused a significant decline in roaming revenue and the loss of migrant worker customers from our subscriber base. The impact of this was only partially offset by increases in fixed line revenue, as lockdown restrictions encouraged home working and schooling. For more information on the impact of the COVID-19 pandemic on our operations, see —The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.
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
The markets in which we operate are highly competitive in nature, and we expect that competition will continue to increase. Competition may be intensified by further consolidation of or strategic alliances amongst our competitors, as well as new entrants in our markets. Our strategy is aimed at mitigating against competitive risks by focusing on not only the growth in the number of connections, but also increasing the engagement of and ways of interacting with customers, therefore increasing the revenue generation potential of each of customers. Our digital services portfolios contribute to the execution of this strategy of higher engagement, contribute to revenue diversification, and help us serve a wider customer base than our connectivity customers. Furthermore, we seek to expand our business-to-business and, separately, digital services, which allow for various revenue generation opportunities beyond traditional connectivity revenues.

Our financial performance has been and will continue to be impacted by our success in adding, retaining and engaging our customers. If our customers do not find our connectivity and internet services valuable, reliable or trustworthy, or otherwise believe competitors in our markets can offer better services, we may have difficulty retaining and engaging customers, see Item 4.B—Business Overview.

Each of the items discussed immediately below regarding the competitive landscape in which we operate could materially harm our business, financial condition, results of operations, cash flows or prospects:
•Society- or industry-wide impacts creating fundamental changes to customer behavior or customers’ purchasing power, and potential regulatory or competitive practices encouraging price-based competition or price caps may harm our revenue growth potential;
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
•in more mature or saturated markets, the continued growth of our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish, see —We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business;
•we may be unable to deliver better customer experience relative to our competitors or our competitors may reach customers more effectively through better use of digital and physical distribution channels, which may negatively impact our market share;
•as we expand the scope of our services, such as new networks, fixed-line residential and commercial broadband, Digital Financial Services (“DFS”) offering which encompasses a variety of financial services including mobile financial services (“MFS”), streaming content and other services, we may encounter a greater number of competitors that provide similar services;
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
•reduced demand for our voice and, messaging and commoditization of data coupled with the development of services by application developers (commonly referred to as OTT players) could impact our future profitability;
•competition from OTT players offering similar functionality to us may increase, including digital providers offering VoIP calling, internet messaging and other digital services which compete with our telecommunications services;
•our competitors may partner with such OTT players to provide integrated customer experiences, or may choose to develop their own OTT services, including in bundles, which may increase the customer appeal of their offers and consequently the competition we are facing;

•our existing service offerings could become disadvantaged as compared to those offered by competitors who can offer bundled combinations of fixed-line, broadband, public Wi-Fi, TV and mobile;
We may be unable to execute our current growth strategy due to, among other factors, various barriers to 4G smartphone adoption in our markets and may incur capital expenditure intensity above forecasted levels to capture available growth opportunities.
     4G-based growth in mobile connectivity and digital services is the cornerstone of our growth strategy as the demand for mobile data increases in our markets. This pursuit of growth in mobile connectivity and digital services has led to higher capital expenditures in some of our markets in 2022, including as a result of investments into our network infrastructure as well as spectrum acquisition and renewals. Our capex intensity was 22.1% as 4G network roll outs continued in 2022 and, while we aspire to keep our capex intensity between 18 to 20% in 2023, we may need to invest more heavily than anticipated to capture the growth opportunities available in some of our markets.

Since 2021, our operating companies have been executing our “digital operator 1440” model pursuant to which we aim to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only the market share of our operators, but also the relevance and the wallet share of our businesses and industry by delivering value via, for example, mobile entertainment, mobile health, mobile education, and mobile financial services. However, barriers to 4G smartphone adoption in some of our markets, including heavy taxation of smartphones, price-based competition adopted by some of our competitors, import restrictions, potential introduction of excessive quality-of-service requirements, potential limitations on provision of digital services by connectivity providers, as well as regulatory expectations around the premature adoption of 5G in some of our markets together with highly regulated and often times bureaucratic and slow moving licensing and regulatory regimes potentially out of step with market requirements, are among the risks we face in the execution of this strategy. For more information on the competition we face in our markets, see —We operate in highly competitive markets, which we expect only to become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers. For more information on our growth strategy, see Item 4—Information on the Company.
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
We continue to focus on deploying 4G/LTE which we believe carries significant growth potential in the emerging market economies that we serve, especially when coupled with other measures that can reduce the mobile internet usage gap among populations already within mobile data coverage—such as affordability, increased smartphone penetration and relevant content. We invest in expanding the coverage of 4G networks and improving the quality of the mobile voice and data experience, including through partnerships where relevant. We also upgrade our network for efficient delivery of our services and for 5G-ready technologies. However, it is possible that the technologies or equipment we use today will become obsolete or subject to competition from new generation technologies for which we may be unable to deploy, or obtain the appropriate license, in a timely manner or at all. Also, in some of our markets, 5G is on the regulatory agenda. If our licenses and spectrum are not appropriate or sufficient to address changing technology, we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. Technological change is also impacting the capabilities of equipment our customers use, such as mobile handsets, and potential changes in this area may impact demand for our services in the future. Implementing new technologies requires substantial investment and there can be no guarantee that we will generate our expected return on any such investments. We may be unable to develop or maintain additional revenue market share in markets where the potential for additional growth of our customer base is limited and we may incur significant capital expenditures as our customers demand new services, technologies and increased access, for example our inability to obtain 5G spectrum in Kazakhstan during 2022.

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

The changes in regulatory requirements in banking and other financial systems in our countries of operation, and currency control requirements in certain countries restrict our activities, including in relation to the ongoing conflict between Russia and Ukraine.
The banking and other financial systems in our countries of operation are underdeveloped and/or under-regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent application. Uncertain banking laws may also limit our ability to attract future investment in these countries. Such banking risk cannot be completely eliminated by diversified borrowing and conducting credit analyses. In addition, underdeveloped banking and financial systems are more susceptible to a banking crisis, which would affect the capacity for financial institutions to lend or fulfill their existing obligations, or lead to the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds, and could result in the loss of our deposits, the inability to borrow or refinance existing borrowings or otherwise negatively affect our ability to complete banking transactions in these countries.
In addition, the central banks and governments in the markets in our countries of operation may also restrict or prevent international transfers, or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including paying dividends and third party suppliers. Furthermore, banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of local currency financing and refinancing of existing borrowings in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, which could harm our business, financial condition, cash flows, results of operations or prospects.

Liquidity and Capital Risks
Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.

We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2022, excluding debt at the VimpelCom level classified as held for sale, the outstanding principal amount of our external debt for bonds, bank loans, and other borrowings amounted to approximately US$6.7 billion. In addition to these borrowings, we also have lease liabilities amounting to US$806 million, excluding debt at VimpelCom level classified as held for sale. For more information regarding our outstanding indebtedness and debt agreements, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.
Some of the agreements under which we borrow funds contain covenants or provisions that impose certain operating and financial restrictions on us, including balance sheet solvency, and levels or ratios of earnings, debt, equity and assets and may prevent us or our subsidiaries from incurring additional debt. Devaluations of the currencies of our key markets would make it more difficult to comply with certain of these ratios, for example, since our earnings are in local currency, while the majority of our debt is denominated in U.S. dollars. In addition, capital controls and other restrictions, including limitations on payment of dividends or international funds transfers, along with punitive taxes and penalties targeted at foreign entities may also impact our liquidity or ability to comply with certain of the above mentioned ratios. Involuntary deconsolidation of our Ukrainian operations or any of our other material operations would make it more difficult or impossible to comply with certain of these ratios. See —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a further discussion of the risk of deconsolidation. Failure to comply with these covenants or provisions may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of our indebtedness or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse. Such a default or acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in certain of our debt agreements could restrict our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see Note 16—Investments, Debt and Derivatives to our Audited Consolidated Financial Statements. Aside from the risk of default, given our substantial amounts of indebtedness and the limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flows from operations to the repayment of our debt, thereby reducing funds available for paying dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position, flexibility and resiliency in the face of general adverse economic or industry conditions.
Following the onset of the conflict between Russia and Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to increased volatility of the Ukrainian hryvnia, volatility of the Russian ruble and tightened currency controls within Russia and Ukraine, currently restricting cash upstreaming from these countries. In addition, the conflict between Russia and Ukraine and the developments since with respect to sanctions have limited our access to the debt capital markets in which we have traditionally refinanced maturing debt and has impacted our ability to refinance our indebtedness. As a result of the sanctions and regulations, cash payments of both interest and principal amounts that we have either already made or will make under our various RUB and US$ notes through the international clearing systems do not reach the beneficial owners of the notes that are held directly or indirectly by the Russian NSD. Furthermore, the international clearing systems have also stopped payments in Russian ruble which prevents the repayment of our Russian ruble denominated notes in Russian ruble, as a result of which we anticipate the settlement of the coupon and principal of Russian ruble denominated notes will be in US Dollars. We believe that a significant proportion of NSD noteholders are among the holders of our bonds generally, including the bonds that were scheduled to mature in February 2023 and April 2023 (the “2023 Notes”). On November 24, 2022, we launched a scheme of arrangement (the “Scheme”) to service our indebtedness as it related to the 2023 Notes, proposing an eight-month extension to the 2023 Notes as well as certain other amendments to the terms of the 2023 Notes and related trust deeds. While the extension received under the Scheme provides us with additional time to pursue a number of strategic transactions, including the sale of the Russian Operations, it is possible that we could still be required to make material payments in respect of the same amounts of interest and principal due on the 2023 Notes, as well as notes due in 2024 and 2025, held through Russian depositories and thus impact our liquidity. For more information please refer to section Key Developments after the year ended December 31, 2022.
As of June 30, 2023, we had approximately US$2.5 billion of cash, of which US$2.0 billion is held at the Group-level and our multi-currency revolving credit facility originally entered into in March 2021 (the “RCF”) is fully drawn. Despite our current liquidity levels, there can be no assurance that our existing cash balances and revolving credit lines will be sufficient over the medium term to service our existing indebtedness, including to address our bond maturities. See —Operational Risks—

As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers. For a discussion of our current liquidity profile in the wake of the ongoing conflict between Russia and Ukraine, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

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
Our ability to raise additional capital, and the cost of raising additional capital, is affected by the withdrawal of our credit rating by ratings agencies due to our exposure to Russia, and could materially harm our business, financial condition, results of operations and prospects. In April 2022, following the onset of the conflict between Russia and Ukraine, S&P affirmed VEON’s credit rating at “CCC+” and subsequently withdrew its rating. In July 2022, Fitch affirmed VEON’s credit rating at “B+” and subsequently withdrew its rating. Following these withdrawals, the terms of any additional capital raised in the near future will likely be on terms less favorable than our existing financing arrangements, both in terms of interest rate and financial covenants. Furthermore, if the Group is able to obtain credit ratings again, it is not expected to be as favorable as our historical credit ratings. As a result, our costs of borrowing will likely be higher in the future.
In addition, economic sanctions that have been imposed in connection with the conflict between Russia and Ukraine have also negatively affected our existing financing arrangements and may affect our ability to secure future external financing due to an unwillingness of banks, and other debt investors to transact with, provide loans or purchase bonds of entities with significant exposure to Russia and/or significant indirect share ownership by Russian entities or individuals. For example, the sanctions introduced have already lead certain vendors and banking partners to reassess and in some instances to significantly scale back their services to us. See—Market Risks—We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine and the sanctions imposed.

If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, as is the case when central banks raise benchmark interest rates, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. See—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine and—Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.
We are exposed to risks associated with changes in interest rates, including the current rising interest rate environment due to our indebtedness.
We hold bonds that are based on floating rates, such as KIBOR, the NBU key rate, the Pakistan Treasury Rate and other base rates. Rising interest rates due to governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control may escalate the interest amounts due on these bonds and may have a substantial negative impact on our financial conditions and results of operations. As of December 31, 2022, we had the following principal amounts outstanding for floating rate interest-bearing loans and bonds US$1,843 million. For more information on our indebtedness, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.

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
VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries and as a result, VEON Ltd. depends on cash dividends, distributions, management fees, loans or other transfers received from its subsidiaries to make dividend payments to its shareholders, including holders of ADSs and ordinary shares, and service interest and principal payments in respect of the indebtedness incurred at its intermediate holding companies, and to meet other obligations. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. is not guaranteed, as it depends on the success of their businesses and may be restricted by applicable corporate, tax and other laws and regulations. Such restrictions include restrictions on dividends, limitations on repatriation of cash and earnings and on the making of loans and repayment of debts, monetary transfer restrictions, covenants in our financing agreements, and foreign currency exchange controls and related restrictions in certain agreements or certain jurisdictions in which VEON Ltd.’s subsidiaries operate or both.
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
The ongoing conflict between Russia and Ukraine has impaired our ability to make cash transfers into and out of Ukraine. In Ukraine, capital controls were introduced by the National Bank of Ukraine on February 24, 2022 in connection with the declaration of martial law which prohibit our Ukrainian subsidiary from making any interest or dividend payments to us and transferring foreign currency to entities outside of Ukraine and are expected to last for the duration of the application of martial law. Currently, it is not possible to predict how long the martial law in Ukraine will last. As a result of the above, we do not expect to receive interest or dividend payments from our Ukrainian operations in the foreseeable future.
Furthermore, VEON Ltd.’s ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners, where applicable.
For more information on the legal and regulatory risks associated with our markets and restrictions on dividend payments, see—Regulatory, Compliance and Legal Risks—The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business and—Market Risks—The changes in regulatory requirements in banking and other financial systems in our countries of operation, and currency control requirements in certain countries restrict our activities, including in relation to the ongoing conflict between Russia and Ukraine, respectively.
We are exposed to cyber-attacks and other cybersecurity threats, both to our own operations or those of our third party providers, that may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services.
Due to the nature of the services we offer across our geographical footprint and those we receive from third parties, we are exposed to cybersecurity threats that could negatively impact our business activities through service degradation, alteration or disruption, including a risk of unauthorized access to our systems or those of third parties from which we receive services, networks and data by private or state-sponsored third parties through exploiting unidentified existing or new weaknesses or flaws in our or a third parties’ network or IT systems or disruption by computer malware or other technical or operational issues. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer, employee, financial data and strategic business information, which has in the past and could in the future result in exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality.

As each of our operating subsidiaries is responsible for managing their own cybersecurity risks and putting in place all operational preventive, detective and response capabilities, our operations and business continuity is dependent on how well these subsidiaries collectively protect and maintain our network equipment, information technology (“IT”) systems and other assets. Although we devote significant resources to ISO certification, best practices sharing, cyber security tools sharing, cross-border cooperation and continued improvement of our IT and security systems, we are and will continue to remain vulnerable to cyber-attacks and other cybersecurity threats that could lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, including customer information. Our systems can be potentially vulnerable to harmful viruses and the spread of malicious software that could compromise the confidentiality, integrity or availability of technology assets. In addition, unauthorized users or hackers may potentially access and process the customer and business information we hold, or authorized users may improperly process such data. Though well-structured work to address those challenges are ongoing, such risks are inherent in our business operations and we will never be able to fully insulate ourselves from these risks.
Moreover, we may potentially experience cyber-attacks and IT and network failures and outages due to factors under our control, such as malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing, faults during standard or extraordinary maintenance procedures, unforeseen absence of key personnel, the inability to protect our systems from phishing attacks or as a result of attacks against third parties that provide IT and network services to us. There is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems, processes and other assets or those at third parties that provide such services to us. In such an event, hackers or other cybercrime groups (whether private or state-sponsored) may exploit such vulnerabilities, weaknesses or unidentified backdoors (including previously unidentified designed weaknesses embedded into network or IT equipment allowing access by private or government actors) or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits). In addition, we have identified unauthorized access to some of our network systems, possibly with the intention to capture information or manipulate the communications. In some of countries of operation, our equipment for the provision of mobile services resides in a limited number of locations or buildings, and disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our business transformation strategies may result in under-investments or failures in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.

Furthermore, due to the ongoing conflict between Russia and Ukraine, there is an increased risk of cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. While most cyber security attacks have been successfully mitigated, any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brands. Following the onset of the ongoing conflict between Russia and Ukraine, there have been an increasing number of cyber-attacks on our information systems and critical infrastructure, which have caused service disruptions in certain instances.
Our equipment and systems are subject to disruption and failure for various reasons, including as a result of the ongoing conflict in Russia and Ukraine, which could cause us to lose customers, limit our growth, violate our licenses or reduce the confidence of our customers in our ability to securely hold their personal data.
Our technological infrastructure and other property is vulnerable to damage or disruptions from numerous events. These include natural disasters, extreme weather and other environmental conditions, military conflicts, power outages, terrorist acts, riots, government shutdown orders, changes in government regulation, equipment or system failures or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network, cyber-attacks or any other types of information technology security threats. For example, we may experience network or technology failures, or a leak or unauthorized processing of confidential customer data, if our technology assets are altered, damaged, destroyed or misused by employees, third parties or other users, either intentionally or due to human error. In addition, as we operate in countries that may have an increased threat of terrorism and military conflict, incidents on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation. For example, while we have managed thus far to repair most of our network assets that incurred damage in Ukrainian territory not under Russian operation, as a result of the ongoing conflict between Russia and Ukraine there can be no assurance that our Ukrainian network will not sustain major damage and that such damage can be repaired in a timely manner as the conflict continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets have a power source. While we have taken measures to manage this risk, there can be no assurance that we will be able to obtain sufficient power sources in the future.
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
We rely on third parties to provide services and products important for our operations. For example, we currently purchase the majority of our network-related equipment from a core number of suppliers, such as Ericsson, Huawei, ZTE, and Nokia. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. From time to time, we have experienced delays in receiving equipment, installation of equipment, and maintenance services, due to factors such as new and existing telecommunications regulations, customs regulations and governmental investigations or enforcement actions. If this is the case, we may experience temporary service interruptions or service quality problems. As we seek to execute our “infrastructure” strategy and sell our tower assets, as we have done in Russia in December 2021, we will become more exposed to risks associated with our network service partners, including their ability to adequately maintain the tower infrastructure and provide use of it to us through network service agreements.
Since the onset of the conflict between Russia and Ukraine, certain of our business partners have expressed hesitancy or unwillingness to continue to do business with us and concern regarding our ability to perform our existing business contracts. Several existing and prospective business partners and service providers have declined to conduct business with us and others may do so in the future. For further discussion, see —Market Risks —The ongoing conflict between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects outside of our Russian Operations. For a further discussion of how the ongoing conflict between Russia and Ukraine will affect our ability to transact with our suppliers, see —Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline. Furthermore, even if an entity is not formally subject to sanctions, customers and business partners of such entity have decided and may decide to reevaluate or cancel projects with such entity for reputational or other reasons. Depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine and the response of our business partners in response to such controls, our business, financial condition and results of operations could be materially and adversely affected.
We do not have direct operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Our business, including key network and IT projects, could be materially impacted by disruptions to our key suppliers’ businesses or supply chains, due to factors, such as significant geopolitical events, changes in law or regulation, the introduction of restrictions to curb epidemics or pandemics, as seen in the current COVID-19 pandemic, trade tensions and export and re-export restrictions. Any of these factors could affect our suppliers’ ability to procure goods, software or technology necessary for the service, production and satisfactory delivery of the supplies, support services, and equipment that we source from them. For example, in May and August 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or transferring (in-country) all items subject to U.S. export control jurisdiction to Huawei without authorization and procuring items from Huawei when they know or have reason to know that the items were originally procured by Huawei in violation of U.S. export control regulations. In August 2020, the U.S. Department of Commerce further expanded its export control restrictions targeting Huawei. This development continues to be a factor in the management of our supply chain. Further restrictions adopted by the United States, or any other applicable jurisdiction, on Huawei could potentially have a significant impact on our operations in certain markets where we are reliant on Huawei equipment or services. Specifically, any restriction on Huawei’s ability to deliver equipment or services, or on our ability to receive such equipment or services, could adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations.
We have and may continue to outsource all or a portion of construction, maintenance services, IT infrastructure hosting and network capabilities in certain markets. For example, our digital stacks and data management platforms are dependent on third parties and we have also entered into outsourcing initiatives in a number of our countries of operation, including Kazakhstan. As a result, our business could be materially harmed if our agreements with third parties were to terminate, if our partners experience certain negative developments (financial, legal, regulatory or otherwise), if they become unwilling or unable to service our businesses in Ukraine or elsewhere, or a dispute between us and such parties occurs, which causes our suppliers to be unable to fulfill their obligations under our agreements with them on a timely basis, or at all. If such events occur, we may attempt to renegotiate the terms of such agreements with the third parties. However, there can be no assurance that the terms of such amended agreements will be more favorable to us than those of the original agreements. For more information, see Item 4.D—Property, Plants and Equipment. We also depend on third parties, including software providers and service providers, for our day-to-day business operations. Many of our mobile products and services are sold to customers through third party channels. These third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. In addition, mobile handset providers are at times subject to supply constraints, particularly when there is high demand for a particular handset or when there is a shortage of components.
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
The success of our business depends, to a large extent, on our ability to effectively implement our corporate and operational strategies. We continue to transform our business with the aim of improving our operations across all our markets. Our strategy framework is comprised of three vectors: infrastructure, digital operator and ventures. As part of this strategy, we are focusing on growing customer engagement and retention and through expanding our growth opportunities beyond traditional voice and access data provision into new digitally-enabled services. We are also developing new IT capabilities, including local platforms that enable our customers to manage their accounts, services and customer relationship independently (“self-care”) and consume digital applications (e.g. mobile entertainment, financial services) for personal or business needs, in order to improve customer engagement. We have also been focused on identifying, acquiring and developing “know-how” and technologies that open up adjacent growth opportunities, updating our networks (including through an asset light strategy resulting in the sale or potential sale of some of our tower assets to reputable partners), developing enterprise resource management systems, human capital management systems and enterprise performance management systems, and reducing and simplifying our IT cost base. For example, through our Ukrainian subsidiary, Kyivstar, we expect to launch a national digital health search that will be made available to all Ukrainians as part of the country’s “Digital Ukraine” strategy. Such investment in digital health technology has been made possible through Kyivstar acquiring a controlling stake in Helsi Ukraine in August 2022, one of the country’s largest medical information systems and leading digital healthcare providers. In addition, we implemented a distributed governance model in 2022 that empowers operating companies with the authority and accountability to manage their operations (subject to certain limits) more and efficiently capitalize on local insight.
We cannot assure you that we will be able to implement this strategy fully, within our estimated budget and/or on time, or that it will generate the results we expect. We may experience implementation issues due to a lack of coordination or cooperation with our operating companies or third parties, significant change in key personnel, economic and logistical effects of the ongoing conflict between Russia and Ukraine, or otherwise encounter unforeseen issues, such as technological limitations, regulatory constraints or lack of customer engagement, which could frustrate our expectations regarding cost-optimization and process redesign or otherwise delay or hinder execution of these initiatives. Any inability on our part to implement our strategy effectively could adversely affect our business, financial condition, results of operations, cash flows or prospects.
In addition, the onset of the Russia-Ukraine conflict disrupted our strategic plans in the short-term and diverted management’s attention from such initiatives while focusing on the impact the Russia-Ukraine conflict had and continues to have on our business, including managing the sanctions and liquidity challenges that arise for the Company as a result of the current sanctions regime and managing the sale of our Russian Operations. In addition, management’s attention has been diverted from operations in other countries, as management continues to focus on our operations in Ukraine. As the conflict continues, we may also have to divert and/or hold funds at the Group-level to respond to maintenance capital expenditure requirements in Ukraine instead of being able to incur strategic and growth-related capital expenditures in the other countries where we have operations. Alternatively, at the Group level, we might be unable to implement certain strategic initiatives if such initiatives require contributions from our operations in Ukraine, since tightened currency controls within Ukraine currently restrict cash upstreaming and may persist for some time. In addition, we also face restrictions for cash upstreaming from our operations in Pakistan due to the remittance and dividend restrictions implemented for corporations in Pakistan by the State Bank of Pakistan. The diversion of management’s attention or funds and the lack of upstreaming, and any resulting disruption to our strategic plans, could adversely affect our business, financial condition, results of operations, cash flows or prospects.

Our strategic partnerships and relationships carry inherent business risks.
We participate in strategic partnerships and joint ventures in a number of countries, including telecommunications providers in Kazakhstan (KaR-Tel LLP and TNS-Plus LLP), and Kyrgyzstan (“Sky Mobile” LLC) as well as an e-commerce platform in Bangladesh, which is held by a parent company in Singapore (Shopup Pte. Ltd.), and a digital health service platform in the Ukraine (Helsi Ukraine). We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted by the shareholders’ agreements entered into with our strategic partners and our ability to withdraw funds and dividends from or exit our investment in these entities may depend on the consent and cooperation of our partners. If disagreements develop with our partners, or any existing disagreements are exacerbated, our business, financial condition, results of operations, cash flows or prospects may be harmed.
In addition, we do not have direct control over the conduct of our strategic partners. If any of them become the subject of an investigation, sanctions or liability, or do not act in accordance with our standards of conduct, our reputation and business might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations or losing a partner with important insights in that region. In addition, some of the businesses for which we are not a controlling shareholder operate in highly-regulated markets, such as ShopUp, and as a result we cannot ensure that these business remain compliant with intellectual property, licensing and content restrictions. We could also determine that a partnership or joint venture no longer yields the benefits that we expected to achieve and may decide to exit such initiative, which may result in significant transaction costs or an inferior outcome than was expected when we entered into the partnership or joint venture. For a discussion of how the ongoing conflict between Russia and Ukraine could affect our ability to transact with strategic partners and joint ventures, see —Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.
We depend on our senior management, board of directors, and highly skilled personnel, and, if we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.
Our performance and ability to maintain our competitive position and to implement our business strategy is dependent on the continuity of our global senior management team and highly skilled personnel. Competition in our markets of operation for qualified personnel with relevant expertise is intense, and there can be a limited availability of individuals with the requisite knowledge and relevant experience of the telecommunications and digital services industries and, in the case of expatriates, the ability or willingness to accept work assignments in certain of the jurisdictions in which we operate. We have experienced in recent years, and may continue to experience, certain changes in key management and our board of directors. The ongoing conflict between Russia and Ukraine, including any adverse publicity relating to us as a result of our shareholder ties to Russia or otherwise, may make it more difficult for us to attract and retain key talent, including senior management, both at the Group level and also within our key markets.
Furthermore, we may not succeed in instilling our corporate culture and values in our personnel, which could delay or hamper the implementation of our strategic priorities, or our compensation schemes may not always be successful in attracting, retaining and motivating our personnel. Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in line with continuous innovations and industry developments. We also may, from time to time, make adjustments or changes to our operating and governance model and there is a risk in such instances that our personnel may not adapt effectively. For example, in line with our business strategy, we have relocated employees from our various regions of operations to Dubai. Although we devote significant attention to recruiting, training and instilling new personnel with our corporate values and culture, there can be no assurance that our existing personnel, including those who have relocated, will successfully be able to adapt to and support our strategic priorities.
The loss of any members of our senior management or our key personnel or an inability to attract, train, retain and motivate qualified members of senior management or highly skilled personnel could have an adverse impact on our ability to compete and to implement our business strategy, which could harm our business, financial condition, results of operations, cash flows or prospects.

The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.
Our business is highly capital intensive and requires significant amounts of cash to improve and maintain our networks. In some of our countries of operation, the physical infrastructure, including transportation networks, power generation and transmission and communications systems is in poor condition. Supply chain issues arising from the geopolitical developments in Ukraine, component backlogs, or other issues, including but not limited to the conflict with Russia as well as export control regulations, may result in significant increases to our costs, capital expenditure or inability to access equipment and technology required for business continuity or expansion. Our success also depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditure in the future.
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
Furthermore, the ongoing conflict between Russia and Ukraine creates uncertainty regarding our capital expenditure plans as we need to retain more flexibility to maintain our infrastructure in Ukraine and respond to the conflict as it develops further, and investment in Ukraine may be complicated by sanctions, regulations, payment restrictions and geopolitical circumstances. Since the onset of the conflict, a material portion of our uncommitted capital expenditure plans throughout the Group have been delayed. See —Market Risks—The ongoing conflict between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects outside of our Russian Operations and —Market Risks—We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine and the sanctions imposed. Any further escalation or prolonged continuation of the conflict could lead to more damage to the network, change in customer behavior, declines in gross connections and lower than expected ARPU due to the decline in the Ukrainian economy. Such factors have and, if continued, may continue to limit our ability to fund capital expenditures in Ukraine. We may need to continue to spend a significant amount of capital to repair or replace infrastructure and other systems to ensure consistency of our services in Ukraine as the conflict continues.
Although we regularly consider and take measures to improve our capital efficiency, including selling capital intensive segments of our business and entering into managed services and network sharing agreements with respect to towers and other assets, our levels of capital expenditure will remain significant. If we do not have sufficient resources from our operations to finance necessary capital expenditures or we are unable to access funds sufficient to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. See —Liquidity and Capital Risks—We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs for a further discussion. We cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. For more information on our future liquidity needs, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.
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
As part of our business strategy, we seek from time to time to: merge with or acquire other companies or businesses; divest our companies or businesses or assets; and form strategic partnerships through investments, the formation of joint ventures, commercial cooperation, or otherwise. We may pursue one or a number of these strategies for various reasons, including to: simplify our corporate structure; pursue optimal competitive positions in markets in which we have operations; divest certain operations, business lines or assets, including infrastructure and tower assets; acquire more frequency spectrum; acquire new technologies and service capabilities; share our networks or infrastructure; add new customers; increase market penetration; expand into new or enhance “non-telecommunications” services such as DFS, mobile entertainment, or other forms of digital content; and expand into new markets.

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
From time to time, we may also seek to divest some of our businesses or assets, including divestitures of operations in certain markets, infrastructure or tower assets or business lines. For example, on November 24, 2022, we announced the divestment of our Russian Operations. For more information in relation to the sale of our Russian Operations, see —Risks Related to the Sale of our Russian Operations, Item 4—Information on the Company and Note 10—Held for Sale and Discontinued Operations of the Audited Consolidated Financial Statements. Such divestitures may take longer than anticipated or may not happen at all. If these or other divestitures do not occur, close later than expected or do not deliver expected benefits, this may result in decreased cash proceeds and continued operations of non-core businesses that divert the attention of our management. Our success with any divestiture is dependent on effectively and efficiently separating the divested asset or business and reducing or eliminating associated overhead costs which may prove difficult or costly for us. There could also be transitional or business continuity risks or both associated with these divestitures that may impact our service levels and business targets. Furthermore, in some cases, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses or assets. For example, following the sale of our Russian Operations, we may incur increased separation costs and additional licensing costs. Failure to successfully implement or complete a divestiture could also materially harm our business, financial condition, results of operations, cash flows or prospects.
We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services or be required to transfer our existing spectrum allocations, which would have a negative impact on our growth.
We are dependent on access to adequate frequency allocation within the right spectrum bands in each of our markets in order to launch mobile and fixed wireless telecommunications networks and maintain and expand our customer base. However, the availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain the frequency allocations we need from the relevant regulator or third party, without the imposition of burdensome service obligations or incurring commercially unreasonable costs, given that the interest from various parties frequently exceeds available spectrum.
In the past, we have experienced difficulties in obtaining adequate frequency allocation in some of the markets in which we operate. For example, until March 2021, we held a disproportionately small amount of the available spectrum in Bangladesh given the size of our operations. In addition, we are also vulnerable to government action that impairs our frequency allocations. For example, the government of Uzbekistan ordered the equitable reallocation among all telecommunications providers in the market, which has affected approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC, which came into effect in 2018. We were unable to obtain frequency spectrum licenses for 5G in Kazakhstan, after the Telecommunications Committee of Kazakhstan’s Ministry of Digital Development, Innovation and Aerospace Industry auction for two blocks of 5G mobile frequency spectrum licenses were won by a consortium of two competitor telecommunications operators in Kazakhstan in December 2022. Frequency allocations may also be issued for periods that are shorter than the terms of our licenses to provide telecommunications services in our countries of operation, and such allocations may not be renewed in a timely manner, or at all. In the event that we are unable to acquire sufficient frequency allocations in each of our countries of operations to support the growth of our customer base and products, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.
We may also be subject to increases in fee payments for frequency allocations under the terms of some of our licenses or to obtain new licenses.
Legislation in most of the countries in which we operate, including Pakistan, requires that we make payments for frequency spectrum usage. The fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, are significant. For example, in Pakistan, the PTA issued a license renewal decision on July 22, 2019 requiring payment of an aggregate price of approximately US$450 million. The license renewal was signed under protest on October 18, 2021 and payments of US$225 million, US$58 million, US$51.5 million, US$49.0 million, and US$48.4 million were made in September 2019, May 2020, May 2021 and May 2022, and January 2023 respectively. We have challenged the PTA license renewal decision before Pakistani courts. However, we await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending which has not been fixed yet.

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
The loss of important intellectual property rights, as well as third-party claims that we have infringed on their intellectual property rights, could significantly harm our business.
We regard our copyrights, service marks, trademarks, trade names, trade secrets, know-how and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “VEON”, “Kyivstar” (Ukraine), “Jazz” (Pakistan), and “Banglalink” (Bangladesh), have played an important role in building brand awareness for our services and products. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and the enforcement of court decisions is difficult. We also face intellectual property risk with respect to our License Agreements with VimpelCom for the use of “Beeline” by certain of our operating companies. See —Risks Related to the Sale of our Russian Operations—Following the sale of our Russian Operations, we will rely on trademark license agreements with our former subsidiary, VimpelCom, to continue our use of the “Beeline” name and mark. Our reputation could be adversely impacted by negative developments in respect of the Beeline brand following the sale of our Russia Operations. If we elect to undertake a rebranding exercise it may involve substantial costs and may not produce the intended benefits if it is not favorably received by our existing and potential customers, suppliers and other persons with whom we have a business relationship.

In addition, as we continue our investment into a growing ecosystem of local digital services and execute our “digital operator 1440” strategy, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code, content, and other intellectual property rights associated with our systems, products and services. For example, a number of platforms and non-connectivity services we offer are developed using source code created in conjunction with third parties. Even though we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property, third parties may still infringe or misappropriate our intellectual property. We may be required to bring claims against third parties in order to protect our intellectual property rights, and we may not succeed in protecting such rights. As a result, we may not be able to use intellectual property that is material to the operation of our business.
We are in the process of registering, and maintaining and defending the registration of, the VEON name and logo as trademarks in the jurisdictions in which we operate and other key territories, along with our other key trademarks and trade names, logos and designs. As of May 31, 2023, we have achieved registration of the VEON name in 16 of the 17 jurisdictions sought (although in only certain classes were sought in the European Union), with Bangladesh pending for all classes and Egypt pending for only one class. With respect to the logo, we have achieved registration in 16 of the 17 jurisdictions sought (although in only certain classes were they sought in the European Union and Bermuda), with Bangladesh pending for all classes and Egypt pending only for one class. The timeline and process required to obtain trademark registration can vary widely between jurisdictions.

In addition, as the number of convergent product offerings, such as JazzCash, Toffee and Tamasha, and overlapping product functions increase as we execute our “ventures” and “digital operator” strategies, we need to ensure that such brands and associated intellectual property are protected through trademark and copyright law in the same way as our legacy brands and products. Furthermore, with the introduction of new product offerings, the possibility of intellectual property infringement claims against us may correspondingly increase. For example, in the context of mobile entertainment producers and distributors of content face potential liability for negligence, copyright and trademark infringement and other claims based on the nature and content of materials, such as morality laws in Bangladesh and Pakistan. As we expand our digital services offerings, our ability to provide our customers with content depends on obtaining various rights from third parties on terms acceptable to us.
Current and new intellectual property laws may affect our ability to protect our innovations and defend against third-party claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been, or may be, threatened and/or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users. Any such claims or lawsuits, whether with or without merit, could result in substantial costs and diversion of resources, could cause us to cease offering or licensing services and products that incorporate the challenged intellectual property, or could require us to develop non-infringing products or services, if feasible, which could divert the attention and resources of our technical and management personnel. We cannot assure you that we would prevail in any litigation related to infringement claims against us. A successful claim of infringement against us could result in us being required to pay significant damages, cease the development or sale of certain products and services that incorporate the challenged intellectual property, obtain licenses from the holders of such intellectual property which may not be available on commercially reasonable terms, or otherwise redesign those products to avoid infringing upon others’ intellectual property rights, any of which could harm our business and our ability to compete.
Regulatory, Compliance and Legal Risks
The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business.
Our operations are subject to different and occasionally conflicting laws and regulations in each of and between the jurisdictions in which we operate, which could result in market uncertainty and the lack of clear criteria. Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, could result in significant additional costs, including fines and penalties, operational burdens and other difficulties associated with not complying in a timely manner, or at all, with new or existing legislation or the terms of any notices or warnings received from the telecommunications and other regulatory authorities. In addition, the application of the laws and regulations of any particular country is frequently unclear and may result in adverse rulings or audit findings by courts or government authorities resulting from a change in interpretation or inconsistent application of existing law. Our operations may also be subject to regulatory audits in relation to prior compliance. For example, our operating company in Bangladesh has recently been subject to an extensive audit conducted by the Bangladesh Telecommunication Regulatory Commission (“BTRC”) concerning past compliance with all relevant license terms, laws and regulations for the period covering 1996 (inception of our operating company in Bangladesh) to December 2019. Competitor operators in the Bangladesh telecommunications industry have been subject to similar audits and have been fined. On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76 million) which includes BDT 4,307 million (approximately US$40 million) for interest. The Company is currently reviewing the findings and Banglalink may challenge certain proposed penalties and interest which may result in adjustments to the final amount to be paid by Banglalink. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable. As a result of the ongoing conflict between Russia and Ukraine, these risks are compounded in those jurisdictions, as there is a risk that laws and regulations affecting telecommunications companies operating in those jurisdictions may be changed dramatically and in ways that are adverse to our operations and results. For a further discussion on the ongoing conflict between Russia and Ukraine and its impact on our business, see —Market Risks—The ongoing conflict between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects outside of our Russian Operations. For a discussion on the risks associated with operating in emerging markets, see —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.

Mobile, internet, fixed-line, voice, content and data markets generally are subject to extensive regulatory requirements, such as strict licensing regimes, antitrust and consumer protection regulations. Our ability to provide our mobile services is dependent on obtaining and maintaining the relevant licenses. These licenses are limited in time and subject to renewal. While we are confident in our ability to obtain renewals upon request, we may not reliably predict the financial and other conditions at which such renewals will be granted. See— Regulatory, Compliance and Legal Risks—Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms. In addition, regulations may be especially strict in those countries in which we are considered to hold a significant market position (Ukraine, Pakistan and Uzbekistan), a dominant market position (Kazakhstan) or are considered a dominant company (Kyrgyzstan). The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take, resulting in unpredictable outcomes such as restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for the use of changes to our frequency, receiving regulatory approvals of our tariffs plans and importing and certifying our equipment.
As we expand certain areas of our business and provide new services, such as DFS, banking, digital content, other non-connectivity services, or value-added and internet-based services, we may be subject to additional laws and regulations. For more on risks related to DFS, see —Regulatory, Compliance and Legal Risks—Our DFS offering is complex and increase our exposure to fraud, money laundering, reputational and regulatory risk.
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
Various governmental authorities have imposed significant penalties on companies that fail to comply with the requirements of applicable sanctions and embargo laws and regulations, as well as export control restrictions. We must comply with sanctions and embargo laws and regulations and export control restrictions of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate, including those that have been imposed in response to the ongoing conflict between Russia and Ukraine. Sanctions and embargo and export control laws and regulations generally establish the scope of their own application, which arise for different reasons and can vary greatly by jurisdiction. For the risks and challenges we face as a result of sanctions in relation to our Russian Operations, see —Risks Related to the Sale of our Russian Operations—In the event the sale of our Russian Operations does not complete, or the sale is significantly delayed, we will continue to be exposed to risks relating to operating in Russia—Sanctions, Export Controls, Capital Controls, Corporate Restrictions and Other Responses.
The scope of such laws and regulations may be expanded, sometimes without notice, in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. For example, in the United States, Congress enacted the Export Controls Act of 2018 (“ECA”) which aims to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to non-U.S. individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cyber-security considered critical to U.S. national security. In recent years, the Department of Commerce has also broadened the scope of U.S. export controls measures to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by China, and has introduced heightened export restrictions targeting parties identified as military end-users and military intelligence end-users, including parties in China. This has had an effect on our ability to procure certain supplies for our business and transact with certain business partners. In response to these developments, countries, such as China, have also adopted sanctions countermeasures that may impact our future ability to ensure our suppliers’ compliance with these laws.
Until our delisting from MOEX is complete, our unsponsored listing on MOEX also exposes us to increased risk that designated individuals and entities may buy, sell or otherwise transact with VEON Ltd.’s shares, as certain brokers do not have policies against providing services to designated individuals or entities. In the event that such designated individuals or entities buy, sell or otherwise transact with VEON Ltd.’s shares, this could cause reputational harm to us, particularly if they were significant shareholders, and we would expect to be able to have limited ability to engage with any such shareholders. See —Market Risks—We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine and the sanctions imposed for a discussion of how exposure to designated individuals at the shareholder level exposes us to risk.
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
Tax audits in the countries in which we operate are conducted regularly, but their outcomes may not be fair or predictable. In the past, we have been subject to substantial claims by tax authorities in Egypt, Italy, Belgium, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan, and Kyrgyzstan. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.
There can be no assurance that we will prevail in litigation with tax authorities and that the tax authorities will not claim the additional taxes, interest, fines and other penalties that are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation or prosecution, or expand existing criminal investigations or prosecutions, in connection with claims by tax inspectorates, including those relating to individual employees and for prior tax years. We have been the subject of repeated complex and thematic tax audits in Italy, Kyrgyzstan and Pakistan, which, in some instances, have resulted in payments made under protest pending legal challenges and/or to avoid the initiation or continuation of associated criminal proceedings. The outcome of these audits or the adverse or delayed resolution of other tax matters, including where the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, could harm our business, financial condition, results of operations, cash flows or prospects.
For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 7—Provisions and Contingent Liabilities and Note 8—Income Taxes, respectively of our Audited Consolidated Financial Statements.

Changes in tax treaties, laws, rules or interpretations could harm our business, and the unpredictable tax systems in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax and business decisions.
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
Our business decisions take into account certain taxation scenarios, which could be proven to be untrue in the event of adverse decisions by tax authorities or changes in tax treaties, laws, rules or interpretations. For example, we are vulnerable to changes in tax laws, regulations and interpretations in the Netherlands, our current resident state for tax purposes, and in our other countries of operation.
These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the emerging markets in which we operate tend to be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. For example, as a result of the termination of the double tax treaty between Russia and the Netherlands that became effective on December 31, 2021, Russian interest withholding tax increased from 0% to 20% on our existing intercompany loans between our Dutch and Russian entities. We have incurred costs and diverted personnel resources to reduce the impact of this increase in withholding tax on our financing operations. The total withholding tax expense on interest payments by VimpelCom to VEON Holdings BV in 2022 was RUB 238 million (US$3 million equivalent). Furthermore, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.
The tax laws and regulations in our jurisdictions of operation are complex and subject to varying interpretations and degrees of enforcement, and we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities or if there are any unforeseen changes in applicable tax laws, we could incur additional tax liabilities, which could increase our costs of operations and harm our business, financial condition, results of operations, cash flows or prospects.

Laws restricting foreign investment could materially harm our business.
In recent years, an increasing number of jurisdictions have introduced rules restricting foreign investment or have strengthened existing rules, and our business could be materially harmed by such new or existing laws.
There is a law restricting foreign investment in Kazakhstan. The national security law of Kazakhstan states that a foreign company or individual cannot directly or indirectly own more than a 49% stake in an entity that carries out long-distance or international telecommunications or owns fixed communication lines, without the consent of the Ministry of Digital Development, Innovation and Aerospace Industry and national security authorities in Kazakhstan. While this regulation does not currently apply to KaR-Tel, our mobile telecommunications subsidiary in Kazakhstan, it does apply to TNS+ which specializes in internet access for telecom operators, organizing international communication channels, renting long-distance communication channels and transiting voice traffic. For more information, see Exhibit 99.2—Regulation of Telecommunications—Regulation of Telecommunications in Kazakhstan.
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
As a telecommunications operator, with DFS, banking, digital content and other non-connectivity offerings, we are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of some of our licenses. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, including revision in regulations for license and frequency allocation and changes in foreign policy or trade restrictions and regulations (including in all respects in Ukraine as a consequence of the ongoing conflict between Russia and Ukraine) could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.
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
    In some jurisdictions in which we operate legislation is being implemented to extend data protection laws. For example, in Kazakhstan the government has commenced consultation on data protection measures to increase regulation over the recollection and processing of personal data. For a discussion of certain regulatory developments and trends and their impact on our business, see Exhibit 99.2—Regulation of Telecommunications.

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
Such misconduct could include, but is not limited to, misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including activities in exchange for personal benefit or gain or activities that otherwise do not comply with applicable laws or our internal policies and procedures. The risk of fraud or other misconduct could increase as we expand certain areas of our business. See—Regulatory, Compliance and Legal Risks—Our DFS offering is complex and increase our exposure to fraud, money laundering, reputational and regulatory risk below for further discussion of this increased risk.
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
•association with controversial business decisions, including but not limited to those relating to existing or new products, delivery channels, promotions/advertising, acquisitions, representations, sourcing/supply chain relationships, locations, or treatment of financial transactions; or
•association with poor employment or human rights practices.
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
We operate in countries which pose elevated risks of corruption and are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, the anti-corruption provisions of the Dutch Criminal Code in the Netherlands and local laws in the jurisdictions in which we operate. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects. Anti-corruption laws generally prohibit companies and their intermediaries from promising, offering or giving a financial or other things of value or advantage to someone for the purpose of improperly influencing a matter or obtaining or retaining business or rewarding improper conduct. The FCPA further requires issuers, including foreign issuers with securities registered on a U.S. stock exchange, to maintain accurate books and records and a system of sufficient internal controls. We regularly review and update our policies and procedures and internal controls to provide reasonable assurance that we and our personnel comply with the applicable anti-corruption laws, although we cannot guarantee that these efforts will be successful.
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
In addition, as previously disclosed, the Deferred Prosecution Agreement (“DPA”) that VEON entered into with the U.S. Department of Justice (“DOJ”) on February 18, 2016 has concluded and the criminal charges that had been deferred by the DPA have been dismissed. Since concluding the DPA, we have provided, and may in the future provide, updates on certain internal investigations related to potential misconduct to the U.S. authorities. In the event that any of these matters lead to governmental investigations or proceedings, it could lead to reputational harm and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.

Our DFS offering is complex and increase our exposure to fraud, money laundering, reputational and regulatory risk.
Our DFS offering is complex and subject to regulatory requirements which are different from the traditional regulatory requirements of a telecommunications business. They may involve cash handling or other value transfers, exposing us to the risk that our customers or business partners engage in fraudulent activities, money laundering or terrorism financing. Violations of anti-money laundering and counter-terrorist financing laws, know-your-customer rules, and customer name screening and monitoring requirements or other regulations applicable to our DFS offering could result in legal and financial liability or reputational damage and harm our business, financial condition, results of operations, cash flows or prospects. The regulations governing these services are evolving and, as they develop, regulations could become more onerous, impose additional controls, reporting or disclosure obligations, or limit our flexibility to rapidly deploy new products, which may limit our ability to provide our services efficiently or in the way originally envisioned. In addition, as we seek to execute our “digital operator 1440” and “ventures” strategies, we may seek to expand our DFS offering, thereby compounding our exposure to such risks.
For example, Mobilink Bank in Pakistan carries on a microfinance banking business and provides certain DFS (some provided in conjunction with Jazz through JazzCash) and traditional banking services in Pakistan under a license that was granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan. Such regulations and banking laws are subject to change from time to time, including with respect to capitalization requirements and we may be required to increase the capitalization of Mobilink Bank from time to time and may be required to inject funds to cover any losses that the bank suffers. Due to the deteriorating macroeconomic environment in Pakistan (which could adversely impact Mobilink Bank’s loan and deposit portfolio), coupled with a rising capital adequacy ratio rate (which was increased to 15% on May 31, 2023), Mobilink may face challenges in meeting its capital adequacy ratio in the coming months. Should Mobilink Bank fail to meet the required capital adequacy ratio, it may need to reduce or halt certain lending activities until it can meet its capital adequacy ratio requirement, which would result in a loss of revenue, and any failure to meet its capital adequacy ratio could lead to reputational damage to Mobilink Bank and loss of customer confidence in it. In addition, Mobilink Bank’s activities may expose us to a risk of liability under banking and financial services compliance laws, including, for example, anti-money laundering and counter-terrorist financing regulations.
    In addition, because our DFS offering requires us to process personal data (such as, consumer names, addresses, credit and debit card numbers and bank account details), we must comply with strict data privacy and consumer protection laws. For more information on the risks associated with possible unauthorized disclosure of such personal data, see—Regulatory, Compliance and Legal Risks—We collect and process sensitive personal data, and are therefore subject to an increasing number of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
    Our DFS business also requires us to maintain availability of our systems and platforms, and failure to maintain agreed levels of service availability or to reliably process our customers’ transactions due to performance, administrative or technical issues, system interruptions or other failures could result in a loss of revenue, violation of certain local banking regulations, payment of contractual or consequential damages, reputational harm, additional operating expenses to remediate any failures, or exposure to other losses and liabilities.

We collect and process sensitive personal data, and are therefore subject to an increasing number of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
We are subject to various, and at times conflicting, data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal data which is generally understood to be any data or information that identifies or may be used to identify an individual, including names and contact information, IP addresses, (e-mail) correspondence, call detail records and browsing history. Many countries have additional laws that regulate the processing, retention and use of communications data (including both content and metadata), as well as health data and certain other forms of personal data which have been designated as being particularly sensitive. These laws and regulations are subject to frequent revisions and differing interpretations and are becoming more stringent over time.
In certain jurisdictions in which we operate, we are subject to other data protection laws and regulations that establish different categories of information such as state secrets and personal data of our customers, which have different registration and permitted disclosure rules and require different corresponding levels of protection and safeguards. In each case, we are required to implement the appropriate level of data protection measures and cooperate with government authorities with regards to law enforcement disclosures for state secrets and personal data of our customers. In our operating jurisdictions, new laws and regulations may be introduced subjecting us to more rigorous and stringent data protection or privacy requirements which may result in increased compliance costs and business risks or increased risk of liability and exposure to regulatory fines and sanctions. In addition, in the European Union, the General Data Protection Regulation (“EU GDPR”), has an extraterritorial effect further to Article 3(2) GDPR and may therefore apply outside of the European Union. The absence of an establishment in the European Union does not necessarily mean that processing activities by a data controller or processor established in a third country will be excluded from the scope of the GDPR. The United Kingdom has retained its own version of GDPR as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018 (“UK GDPR”). The provisions in the UK GDPR are currently broadly aligned with those in the EU GDPR, and include an analogous provision to Article 3(2) EU GDPR, which gives the UK GDPR extraterritorial effect. While the processing of personal data by a limited number of our entities, including our Amsterdam and London offices and central operating entities within the European Union and the United Kingdom are subject to the EU GDPR or the UK GDPR (as the case may be), our operations in other markets, such as Ukraine, may also become subject to the EU GDPR or UK GDPR (as the case may be) considering the extraterritorial effect of this legislation. For example, if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union or the United Kingdom (as the case may be).
    Many of the jurisdictions in which we operate have laws that restrict cross border data transfers unless certain criteria are met and/or are developing or implementing data localization laws requiring that certain types of data be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs (including those related to storing data in multiple jurisdictions), require us to change our business practices in a manner adverse to our business or conflict with other laws to which we are subject, thereby exposing us to regulatory risk. The stringent cross-border transfer rules in certain jurisdictions may also prohibit us from disclosing data to foreign authorities upon their request, which may generate a scenario where it is not possible for us to comply with both laws. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.
Furthermore, the laws and regulations regarding data privacy may become more stringent over time. For example, the European Commission has also proposed a draft of the new ePrivacy Regulation on January 10, 2017, which was intended to replace the 2022/58 e-Privacy Directive. As of March 2023, the current draft of the ePrivacy Regulation is still going through the EU legislative process. When it comes into effect, it is expected to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to Over the Top (“OTT”) service providers as well as traditional telecommunications service providers (including the requirements on data retention and interception and changes to restrictions on the use of traffic and location data). Our entities established in the European Union, which process such electronic communications data are likely to be subject to this regime. The current draft of the ePrivacy Regulation also regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies, such as cookies. This could broaden the exposure of our business lines based in the European Union to data protection liability, restrict our ability to leverage our data and increase the costs of running those businesses. The draft law also significantly increases penalties for non-compliance with fines of up to €20 million or 4% of a company’s global annual revenue, whichever is higher, for serious violations under the current draft. For a discussion of other telecommunications related data protection related laws and regulations that affect our business, see Exhibit 99.2—Regulation of Telecommunications.
Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services, fines and penalties. In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn harm our business. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation. Violation of these data privacy laws and regulations may lead to a seizure of our database and equipment, imposition of administrative sanctions (including in the form of fines, suspension of activities or revocation of license) or result in a ban on the processing of personal data, which, in turn, could lead to the inability to provide services to our customers. The occurrence of any of the aforementioned events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations, cash flows or prospects.

We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties, which when concluded, could harm our business.
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
Our mobile network is supported by numerous base station transmission systems. Given the multitude of regulations that govern such equipment and the various permits required to operate our base stations, it is frequently not possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations, including construction permits and registration of our title to land plots underlying our base stations, or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. For a discussion of the risks associated with the export controls that could impact our ability to update and maintain our equipment and infrastructure, see —Operational Risks—We depend on third parties for certain services and equipment, infrastructure and other products important to our business. As a result, there could be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods.
We also regularly receive notices from regulatory authorities in countries in which we operate, warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. In the past, we have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we look to take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended or revoked in the future.
If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows or prospects.

Our Egyptian holding company may expose us to legal and political risk and reputational harm.
Our subsidiary in Egypt, Global Telecom Holding S.A.E. (“GTH”), is an Egyptian private company and is subject to corresponding laws and regulations. Although GTH is no longer operating any business activities and GTH entered into a tax settlement agreement with the Egyptian tax authorities for certain historic periods, GTH may in the future be subject to further unmerited or unfounded tax claims for other tax periods under existing or new Egyptian tax law or upon winding up or liquidation. The winding up of GTH and its subsidiaries may take some time and may expose the Company to additional costs and expenses or liabilities. In particular, GTH still has a large number of private investors holding less than 0.5% of GTH’s share capital and they may subject VEON Ltd. or GTH to claims in the future and may delay the winding up or liquidation of GTH.

Regulatory developments and government action on climate change issues may drive medium-to-long term increases in our operational costs.
Our business operations and financial condition are subject to regulatory developments and government action on climate change. Governments across the world are responding to climate change by adopting ambitious climate policies as public awareness of and concern about climate change continues to grow. Government climate policies include the enactment of circular economy regulations, regulating greenhouse gas (“GHG”) emissions, carbon pricing and increasing energy and fuel costs. Increased fuel and energy prices and taxes and pricing of GHG emissions could make it more expensive for us to power our networks and operations, and may also result in VEON being subject to carbon emission taxation directly for our limited carbon emissions as a telecommunications operator, which would drive medium-to-long term increases in our operational costs. In addition, there are initial capital costs that we will have to incur as we transition towards the use of renewable energy across our operations.
There could also be increases in our operational costs due to changing levels of precipitation, increased severity and frequency of storms and other weather events, extreme temperatures and rising sea levels, which could cause potential damage to vital infrastructure and utilities. Increased risk of flooding to low-lying facilities and infrastructure due to longer-term increases in precipitation patterns could increase operating costs to maintain and/or repair facilities and network equipment. Decreased precipitation and rising and extreme temperatures could generate drought conditions that could create an increased burden to local power and water resources, which are required to operate our cooling infrastructure. In addition, these climate change impacts could also result in drops in productivity or increased operational costs for our suppliers, which in turn may be passed on to us, which could harm our business, financial condition, results of operations, cash flows or prospects.

General Risk Factors
If we fail to develop and maintain an effective system of internal controls covering financial reporting, we may be unable to accurately or timely report our financial results or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely impacted.

Effective internal controls over financial reporting, together with adequate disclosure controls and procedures, are necessary for us to provide reliable financial reports and are designed to prevent fraud. In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, management identified a material weakness in our internal controls over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls covering financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be detected or prevented on a timely basis.

On June 25, 2023, we published our Dutch Annual Report 2022 (“Dutch Annual Report”), which included our consolidated financial statements for the year ended December 31 2022, prepared in accordance with IFRS. After we published our Dutch Annual Report and prior to the publication of this Annual Report on Form 20-F, management concluded that there was an error related to the presentation of the derecognition of non-controlling interests in relation to the disposal of our stake in our Algerian subsidiary, Omnium Telecom Algérie SpA, in our 2022 Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity. Specifically, the error related to the treatment of the derecognition of non-controlling interest (“NCI”) within the Consolidated Statement of Changes in Equity and Consolidated Statement of Comprehensive Income. Under Dutch law, the Company determined the error does not result in financial statements that are seriously defective in providing a view that enables a sound judgment to be formed on assets, liabilities, equity and results of the Company and, insofar as the nature of financial statements permit, of its solvency and liquidity. In accordance with IFRS and Dutch law, the Company will correct and disclose the error retrospectively in its statutory accounts in its half-yearly financial statements and subsequently in the full year 2023 Dutch annual report. As a result, the Company will not correct the previously issued consolidated financial statements, VEON Ltd.’s Dutch statutory financial statements for the year ended December 31, 2022, through an additional filing of the 2022 Dutch Annual Report in the Netherlands. This Annual Report on Form 20-F has corrected this error and properly derecognized the non-controlling interest of $824 million related to the sale of our Algerian subsidiary within other equity in the Consolidated Statement of Changes in Equity with no impact on other comprehensive income and corrected this error in the Consolidated Statement of Comprehensive Income. The correction of this error does not impact the total consolidated equity. Refer to Note 24 for further details.

Due to the size of the disposal, we determined the misstatement represented a material misstatement and reflected a material weakness related to the accounting and financial statement presentation for disposals of businesses. This material weakness, if not remediated in a timely manner, may lead to material misstatements in our future consolidated financial statements. See Item 15. Controls and Procedures for further information about the material weakness and management’s assessment of our internal controls over financial reporting.

As a public company, we are required to maintain internal control over financial reporting, including adequate disclosure controls and procedures, and to report any material weaknesses in those internal controls. For example, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we are unable to successfully remediate the identified material weakness, if we discover any additional material weaknesses or if we are otherwise unable to report financial statements accurately or in a timely manner, we would be required to continue disclosing any such material weaknesses in future filings with the SEC, which could adversely affect our business, investor confidence in the company and the market price of our ordinary shares and could subject us to litigation or regulatory enforcement actions. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the market value of our ordinary shares.

Following the identification of the material weakness, we have begun taking measures, and we will continue to take measures, to remediate control deficiencies. See Item 15. Controls and Procedures for further information about the remediation plan for the material weakness.

However, the implementation of these measures may not fully address the material weakness in our internal controls covering financial reporting, and we cannot yet conclude that they have been fully remediated. Our failure to correct the material weakness or the failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Adoption of new accounting standards and regulatory reviews could affect reported results and financial position.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Accounting standard-setting bodies, including the International Accounting Standards Board, may change accounting regulations that govern the preparation and presentation of our financial statements, and those who interpret the accounting standards, including the U.S. Securities and Exchange Commission (the “SEC”) and the Dutch Authority for the Financial Markets (the “AFM”) may amend or even reverse their previous interpretations or positions on how various accounting standards should be applied. Those changes may be difficult to predict and could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard or interpretation thereof, an outcome from a unfavorable regulatory review relating to our financial reporting or new requirement may have to be implemented with retrospective effect, which requires us to restate or make other changes to our previously issued financial statements and other financial information issued and such circumstances may involve the identification of one or more significant deficiencies or material weaknesses in our internal control over financial reporting, or may otherwise impact how we prepare and report our financial statements, and may impact future financial covenants in our financing documents. For example, we were engaged in a comment letter process with the AFM regarding our financial statements as of and for the six and three-month periods ended June 30, 2020 in which the AFM indicated that our goodwill impairment tests may have been applied incorrectly and that an additional goodwill impairment charge may be necessary, which concluded in December 2021. While the outcome of this particular process did not require us to restate previously issued financial statements or result in other changes to our goodwill impairment testing being imposed, there can be no assurance that the AFM will not raise new comments on our financial statements in the future that will be resolved without adverse consequences.
For more information on the impact of IFRS on our Audited Consolidated Financial Statements and on the implementation of new standards and interpretations issued, see Note 25—Significant Accounting Policies to our Audited Consolidated Financial Statements.

Our business may be adversely impacted by work stoppages and other labor matters
Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, employee dissatisfaction or labor disputes could result from the implementation of cost savings initiatives, which included redundancies in our Amsterdam and London offices, most recently in 2023. We may also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. For a discussion of our employees represented by works councils, unions or collective bargaining agreements, see Item 6.D—Employees.

Work stoppages could also occur due to natural disasters, civil unrest (including potential dissatisfaction with regards to our response to the ongoing conflict between Russia and Ukraine) or security breaches/threats, such as due to the ongoing conflict between Russia and Ukraine, which would make access to work places and management of our systems difficult and may mean that we are not able to timely or cost effectively meet the demands of our customers. In Ukraine, we may experience work perturbation and deficiencies due to loss of key personnel to mobilization efforts in connection with the conflict and migration outside of Ukraine which may affect the quality of service delivery and timeliness of service restoration in connection with our Ukrainian operations. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, which could harm our business, financial condition, results of operations, cash flows or prospects.
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
Volatility in the market price of our ADSs may prevent holders of our ADSs from selling their ADSs at or above the price at which they purchased our ADSs. The trading price for our ADSs may be subject to wide price fluctuations in response to many factors, including:
•adverse geopolitical and macroeconomic developments, including those caused by the ongoing conflict between Russia and Ukraine;
•involuntary deconsolidation of our operations in Ukraine;

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
•any subsequent ratings downgrades (in the event we are able to obtain credit ratings again);
•the inability to comply with, or notices of non-compliance with, certain NASDAQ listing rules;
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
The payment of dividends is subject to the discretion of our board and VEON Ltd.’s assets consist primarily of investments in its operating subsidiaries. For the years ended December 31, 2022, 2021 and 2020, we did not pay a dividend. Various factors may cause our board to determine not to pay dividends or not to increase dividends. Such factors include our financial condition and prospects, our earnings, shareholders equity and equity free cash flow, the movement of the U.S. dollar against our local currencies, such as the Ukrainian hryvnia, our leverage, our capital requirements, contractual and currency restrictions, the economic outlook of markets in which we operate, legal proceedings and other such factors as our board may consider relevant. For more information on our policy regarding dividends, see Item 8.A—Consolidated Statements and Other Financial Information—Policy on Dividend Distributions and —Operational Risks—As a holding company with a number or operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.

Holders of our ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to them.
The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receive on our common shares (or other deposited securities) after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares that their ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs, if such distribution consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for the depositary to make them available, including in the case of sanctioned holders. These restrictions may materially reduce the value of the ADSs.
Our ADSs and common shares represented by ADSs trade on more than one market and this may result in reduced liquidity, increased volatility and price variations between such markets.
Our ADSs trade on NASDAQ and our common shares trade on Euronext Amsterdam. We also have unsponsored common shares trading on MOEX, over which we have limited visibility and which is subject to a delisting process by MOEX. On March 8, 2023, we changed the ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one ADS representing one Share, to one ADS representing 25 Shares (the “Ratio Change”). Trading in our securities occurs on different markets, in different currencies (U.S. dollars on NASDAQ and euro on Euronext Amsterdam), at a different ratio (since March 8, 2023) and at different times as a result of different time zones, trading days and public holidays in the United States and the Netherlands. The trading prices of our securities on these markets may differ due to these and other factors, including the inability of market participants to take advantage of arbitrage opportunities and price differentials arising between the trading venues.

The liquidity in our securities may be limited. Listing of our ADSs and common shares on multiple trading venues and convertibility of our ADSs into common shares may further contribute to the split of liquidity between NASDAQ, Euronext Amsterdam and any other venues where our securities may be admitted to trading. This may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. Furthermore, any decrease in the trading price of our ADSs or Shares on one of these markets could cause a decrease in the trading price of our securities on the other markets. While our securities are fungible between the markets or can be made fungible via deposit and cancellation procedures as set out in the deposit agreement, our depositary has in the past and could in the future restrict the conversion of our Shares into ADSs (or vice versa) on the basis of sanction restrictions or due to other restrictions.
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
As a Bermuda incorporated exempt company with ADSs listed on the NASDAQ Capital Market, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. Accordingly, VEON’s shareholders do not have the same protections as are afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. Certain corporate governance practices in Bermuda, may differ significantly from the NASDAQ corporate governance listing standards. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see Item 16.G—Corporate Governance.

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
In the future, we could cease to be considered a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and a majority of our directors or management are U.S. citizens or residents. Based on a review of our register of members maintained in Bermuda, as of June 15, 2023, a total of 1,038,276403 common shares representing approximately 59.1% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program, a total of 492,341,642 common shares representing approximately 28.0% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, a total of 36,113,090 common shares representing approximately 2.1% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., for the purposes of our common shares listed and tradable on Euronext Amsterdam, and a total of 190,000,000 common shares representing approximately 10.8% of VEON Ltd.’s issued and outstanding shares were held of record by L1T VIP Holdings S.a.r.l. As of June 15, 2023, 19 record holders of VEON Ltd.’s ADRs, holding an aggregate of 763,528,350 common shares (representing approximately 43.5% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States. As of June 15, 2023, less than a majority of our directors and management are U.S. citizens or residents. In the event that we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON currently provides more than 157 million customers with voice, fixed broadband, data and digital services (which excludes customers provided by the Group’s Russian Operations which have been classified as discontinued operations). VEON currently offers services to customers in the following countries: Pakistan, Ukraine, Kazakhstan, Bangladesh, Uzbekistan, and Kyrgyzstan. VEON’s reportable segments currently consist of the following five segments: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. Kyrgyzstan is not a reportable segment; we therefore present our result of operations in Kyrgyzstan separately under “Other”. We provide key services, among others, under the “Kyivstar,” “Banglalink,” and “Jazz” brands. As of December 31, 2022, we had 16,422 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see Item 5—Operating and Financial Review and Prospects.
Our predecessor PJSC VimpelCom (formerly OJSC “VimpelCom”) was founded in 1992. In 1996, VimpelCom listed on the New York Stock Exchange. Its successor, VimpelCom Ltd., a Bermuda company, remained listed on the New York Stock Exchange until 2013 when its listing moved to the NASDAQ Global Select Market. In March 2017, the company rebranded as VEON and on April 4, 2017, VEON began trading its ordinary shares on Euronext Amsterdam. In October 2022, our listing was transferred to the NASDAQ Capital Market.
In the early 2000s, we began an expansion into certain markets in Eastern Europe and Central Asia by acquiring local operators or entering into joint ventures with local partners, including, but not limited to, in Kazakhstan (2004), Ukraine (2005), Uzbekistan (2006), Armenia (2006) and Georgia (2006). In 2009 and 2010, PJSC VimpelCom and Ukrainian mobile operator, Kyivstar, combined, and we subsequently established our headquarters in Amsterdam. In 2011, we completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and internet services with operations in Italy, through Wind Telecom, and in Bangladesh and Pakistan, through Global Telecom Holding (GTH, previously known as Orascom Telecom Holding S.A.E.).
In November 2016, the Group combined its Italian mobile telecommunications business with that of CK Hutchison Holdings Ltd. in a joint venture company named Wind Tre. In July 2018, the Group announced the sale of its 50% stake in Wind Tre to CK Hutchison Holdings Ltd. which was completed in September 2018. In July 2019, VEON Holdings B.V. launched a mandatory tender offer (“MTO”) to purchase the shares of GTH, a subsidiary of VEON which consolidated the Group’s operations in Bangladesh and Pakistan. At the close of the MTO in August 2019, VEON held approximately 98.24% of GTH’s total outstanding shares. VEON subsequently embarked on a comprehensive restructuring of GTH, including a successful offer to acquire substantially all of GTH’s operating assets in Pakistan and Bangladesh following the delisting of GTH from the Egyptian Exchange in September 2019. In late 2020, we sold our operating subsidiary in Armenia. In March 2021, the Group successfully completed its acquisition of the 15% minority stake in Pakistan Mobile Communication Limited (“PMCL”), its Pakistan operating business, from the Dhabi Group for US$273 million. In July 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA, which owns Algerian mobile network operator, Djezzy, to the Algerian National Investment Fund, Fonds National d’Investissement (FNI). Following the exercise of the put option for our stake in Algeria on July 1, 2021, the sale of our stake in Djezzy Algeria was completed on August 5, 2022 for a sale price of US$682 million. On November 24, 2022, following a competitive process, we entered into an agreement to sell our Russian Operations to certain senior members of the management team of VimpelCom, led by its current CEO, Aleksander Torbakhov. Under the agreement, we will receive consideration of RUB 130 billion (approximately US$1,900 million equivalent). The SPA contains provisions amongst others that in the event VimpelCom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale. As of July 24, 2023, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include, amongst others, any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. The result is that Russian Operations is classified as held-for-sale and discontinued operations and we no longer account for depreciation and amortization expenses of Russia assets.
     In late 2019, we announced a new strategic framework at the Group level to boost long-term growth beyond traditional connectivity services. This is laid out over three vectors: “Infrastructure” – its fundamental mobile and fixed line connectivity services and the drive of 4G adoption; “Digital Operator” – a portfolio of new services built around digital technologies with the active involvement of big data and artificial intelligence; and “Ventures” – assets which seeks to identify, acquire and develop “know-how” and technologies that open up adjacent growth opportunities. Since 2021, as part of our “Digital Operator” vector, our operating companies have been executing our “digital operator 1440” model pursuant to which we aim to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only the market share of our operators, but also the relevance and the wallet share of our businesses and industry by delivering value via, for example, mobile entertainment, mobile health, mobile education, and mobile financial services.
As part of our initiative to digitize our core telecommunications business, ensuring we address 4G penetration levels across the Group is vital as 4G services remain a core enabler of our digital strategy. We intend to continue focusing on increasing our capital investment efficiency, including with respect to our IT, network, and distribution costs. We have secured network sharing agreements and intend to maintain our focus on achieving an asset-light business model in certain markets, where we own only the core assets needed to operate our business. For further information on our capital expenditures, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements. We anticipate that we will finance the investments with operational cash flow, cash on our balance sheet and external financing. For more information on our recent developments, see Item 5—Operating and Financial Review and Prospects—Key Developments for the year ended December 31, 2022 and Item 5—Operating and Financial Review and Prospects—Key Developments after the year ended December 31, 2022.
    VEON Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), incorporated on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our headquarters are located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VEON Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations. Our website is www.veon.com. The information presented on our website is not part of this Annual Report on Form 20-F.
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
Our reportable segments currently consist of the following five geographic segments: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the Group in Amsterdam, London, Luxembourg and Dubai and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. See Item 5—Operating and Financial Review and Prospects—Reportable Segments and Note 2—Segment Information to our Audited Consolidated Financial Statements for further details.
This Item 4, unless indicated otherwise, information on the Company provides a description of our business that is current as of December 31, 2022. Important aspects of our business operations may be subject to change, including licensing, our product offering, our market position and contractual arrangements with governments and key third parties. For a further discussion on the potential impact of the ongoing conflict between Russia and Ukraine on our business, see Item 3.D—Risk Factors and Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—The Conflict between Russia and Ukraine.

Subsidiaries
    The table below sets forth our significant subsidiaries as of December 31, 2022. The equity interest presented represents our ownership interest, direct and indirect. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below.

Name of significant subsidiary	Country of incorporation	Nature of subsidiary	Percentage of ownership interest
VEON Amsterdam B.V.	Netherlands	Holding	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%
PJSC VimpelCom	Russia	Operating	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%
* PJSC VimpelCom was classified as held-for-sale as of December 31, 2022. For discussion of our Russian Operations interests as a discontinued operation see Note 10—Held for Sale and Discontinued Operations of the Audited Consolidated Financial Statements. See Note 9—Significant Transactions of the Audited Consolidated Financial Statements for details on the sale of Georgia operations.
    VEON, through its operating companies, provides customers with mobile telecommunication services in Pakistan, Ukraine, Kazakhstan, Bangladesh, Uzbekistan and Kyrgyzstan. We also provide fixed-line telecommunications services Pakistan, Ukraine, Kazakhstan and Uzbekistan as well as business-to-consumer and business-to-business OTT (over-the-top) services on mobile and fixed networks in certain markets, each of which is described more fully below.
    Our mobile and fixed-line businesses are dependent on interconnection services. The table below presents certain of the primary interconnection agreements that we have with mobile and fixed-line operators in Pakistan, Ukraine, Kazakhstan, Uzbekistan, and Bangladesh.

Pakistan	In the territories of Pakistan and Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan, we have several interconnection agreements with mobile and fixed-line operators. Our mobile termination rate (MTR) was PKR 0.7 in 2020 and 2021 and PKR 0.50 from January 1, 2022 up until June 30, 2022 and then PKR 0.4 from July 1, 2022 up until December 31, 2022.
Ukraine	We have interconnection agreements with various mobile and fixed-line operators. As of December 31, 2022, in Ukraine, the effective MTR was UAH 0.8/min and effective IMTR equaled US$0.0212/min.
Kazakhstan
We have interconnection agreements with mobile and fixed operators. Our MTR for 2022 for local mobile operators was KZT 5.60/min and for fixed operators was KZT 14.80/min, except for those with Kazakhtelecom. For Kazakhtelecom, our MTR is KZT 16.66/min and our IMTR is KZT 53.76/min.

Bangladesh
We have interconnection agreements with interconnection exchange (“ICX”) operators, international gateway (“IGW”) operators, mobile operators, internet protocol telephony service providers (“IPTSPs”) and fixed-line operators. The domestic termination rate remains unchanged since August 14, 2018, at BDT 0.14/min (terminating mobile operator receives BDT 0.10 and ICX receives BDT 0.04). In July 2020, the BTRC imposed asymmetric mobile termination rates on the SMP operators. The minimum termination rate of international calls was changed to US$ 0.004/min with effect from February 2, 2022. Henceforth, IGW operators are required to share 22.5% of international call termination revenue with mobile operators based on the minimum international call termination rate.

Uzbekistan	We have interconnection agreements with various mobile and fixed-line operators. The MTR rate in 2022 was UZS 0.05/minute and remains unchanged in comparison to 2021.

Description of Our Mobile Telecommunications Business
The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2022.

Mobile Service Description	Pakistan	Bangladesh	Ukraine	Uzbekistan	Kazakhstan	Others(3)
Value added and call completion services (1)	Yes	Yes	Yes	Yes	Yes	Yes
National and international roaming services(2)	Yes	Yes(7)	Yes	Yes	Yes	Yes
Wireless Internet access	Yes	Yes	Yes(4)	Yes	Yes	Yes
Mobile financial services	Yes	No (8)	No	Yes	Yes	Yes(5)
Mobile bundles	Yes	Yes	Yes	Yes	Yes	Yes(6)
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
(3)    For a description of the mobile services we offer in Kyrgyzstan, see “—Mobile Business in Others.”
(4)    Includes 4G.
(5)    Only reflects services offered in Kyrgyzstan.
(6)    Only reflects mobile bundles provided in Kyrgyzstan.
(7)    National Roaming has not been introduced yet in Bangladesh
(8)    As per regulation, mobile network operators are not allowed to provide mobile financial services in Bangladesh.

Mobile Business in Pakistan
    We operate in Pakistan through our operating company, Pakistan Mobile Communication Limited (“PMCL”) and our brand, “Jazz,” which is the historic Mobilink brand together with the merged Warid brand. In 2022, customers continued to migrate to 4G/LTE services following its launch in 2017 and PMCL provided 3G services in over 300 towns and cities and 4G/LTE services in 277 cities.
    In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2022, approximately 97.20% of our customers in Pakistan were on prepaid plans.
We also provide a full spectrum of digital services on mobile and web platforms to our customers, and some of these services are also accessible and used by connectivity users of other operators. These include our self-care application JazzWorld, TV platform Tamasha, and mobile financial services platform JazzCash, as well as services in music, gaming, and insurance and etc.
The table below presents the primary mobile telecommunications services we offer in Pakistan.

Voice
•airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
•GPRS, EDGE, 3G and 4G/LTE
Roaming
•active roaming agreements with 313 GSM networks in 166 countries
•GPRS roaming with 243 networks in 138 countries
•CAMEL roaming through 129 networks in 88 countries
•LTE roaming through 97 networks in 67 countries
•roaming agreements generally state that the host operator bills PMCL for the roaming services; PMCL pays these charges and then bills the customer for these services on a monthly basis
VAS
•caller-ID; voicemail; call forwarding; missed call alert; credit balance; balance share; conference calling; call blocking and call waiting
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging
Content/infotainment
•ecosystem of digital services: self-care application JazzWorld, mobile TV, platform Tamasha, gaming platform Game Now, music and live audio streaming services, mobile learning, Jazz Cricket sports app, mobile magazine, other lifestyle services.

Mobile financial services(1)
•Mobile financial services through JazzCash including mobile payments and transfers, digital lending, banking card trusted payment; banks notification. Insurance services via BIMA Seyah (tele-medicine and hospital insurance).

(1)    Mobilink Microfinance Bank Limited (“Mobilink Bank”), our wholly owned subsidiary, carries on a microfinance banking business and provides certain DFS and traditional banking services (including the granting of microfinance loans, provision of credit, payment and transfer services and a variety of other banking services) in Pakistan under license granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan. In partnership with Jazz, Mobilink Bank offers mobile wallets and payment services under the brand “JazzCash”.

The table below presents a description of business licenses relevant to our mobile business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License(1)(3)	Expiration
2G(4)	Nationwide	2037
	Nationwide	2034 (2)
3G	Nationwide	2029
4G/LTE (NGMS)(4)	Nationwide	2032
(1)Warid (now merged with Jazz) acquired a 15-year technology neutral license in 2004 for US$291 million. US$145.5 million was paid upfront with the remainder paid in ten equal annual installments starting with a four-year grace period, with the last payment made in May 2018. The same 2G license was amended in December 2014 by the Pakistan Telecommunication Authority (“PTA”) to allow Warid to provide 4G/LTE services in Pakistan. Additionally, the National Accountability Bureau (NAB) is conducting an investigation into certain former PTA and other officials, and has requested information from Jazz concerning Warid’s 2014 license amendment while the investigation is ongoing. The inquiry was closed by the NAB as of 17 May 2023.
(2)The ex-Warid license renewal was due in May 2019 and was renewed by signing under protest on October 18, 2021 as a result of a pending appeal by Jazz since August 17, 2019 against the PTA’s renewal decision. We have challenged the PTA license renewal decision before Pakistani courts. However, we await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending which has not been fixed yet. See Note 9—Significant Transactions to our Audited Consolidated Financial Statements for a more detailed discussion.
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
(4)In 2022, PMCL renewed its 2G/4G license at initial license fee USD 486.2 million for a further term of 15 years which was previously renewed in 2007. PMCL is entitled to provide NGMS (3G/4G) under the same renewed license. 50% of initial license fee (i.e. USD 243.1 million) was paid in 2022 at the time of renewal while the remaining 50% will be payable in equal yearly installments as per terms & conditions of license. PMCL has one 15-year license for the provision of cellular mobile 2G and NGMS services in AJK and Gilgit-Baltistan which was renewed for a further term of 15 years in 2021.

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

PMCL’s total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) were US$26.85 million, US$24.6 million, and US$23.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. PMCL’s total spectrum administrative fee payments, including for Warid’s spectrum, were US$1.84 million, US$1.7 million, and US$1.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Mobile bundles
    We continue to focus on a technology agnostic mobile internet portfolio, which means that we offer the same pricing across our 2G, 3G and 4G/LTE technologies. In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to three employees), SMEs (with four to 249 employees) and enterprises (with more than 249 employees). We offer corporate customers several postpaid plan bundles, variable discounts for closed user groups and follow-up minutes based on bundle commitment. In addition to our core products and services, we have also started developing and offering digital solutions and products to our customers, in both business and customer segments, as well as offering dedicated account management to our large corporate customers and a 24x7 business support helpline.
Digital Services
Pakistan is a significantly underserved market in terms of financial services, with one of the highest unbanked population rates across the world. JazzCash (the country’s leading mobile finance platform accessible to users of all operators on feature and smartphones) and Mobilink Bank address this gap, providing services in micro-lending, mobile money transfers, mobile payments and the like. As of December 31, 2022, JazzCash has reached 16.4 million monthly active users and has grown the total value of transactions on the platform by 31.3% year-on-year.
Jazz’s video streaming app Tamasha provides access to the best in premium TV channels, movies, dramas and live sport, each delivered in HD format. Providing mobile infotainment services to users of other operators as well as Jazz, Tamasha’s monthly active user base reached 4.3 million customers as of December 31, 2022. Jazz also offers a wider portfolio of digital services in music streaming, gaming, sports, insurance, learning, and lifestyle etc. In December 2022, Jazz also announced a partnership with Turkcell for the expansion of BiP, an instant communication application allowing instant messaging and voice calls among other features.

Distribution
    As of December 31, 2022, our sales channels in Pakistan included 10 business centers, a direct sales force of 533 employees looking after indirect sales channels, 448 exclusive franchise stores currently active and over 178,000 non-exclusive third-party retailers. For top-up services, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. As of December 31, 2022, Jazz brand SIMs are sold through more than 34,800 retailers, supported by biometric verification devices.
Competition
    The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2022:

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”)	73.7
Telenor Pakistan	48.4
Zong	45.4
Ufone	23.6
Source: The Pakistan Telecommunications Authority.
    According to the PTA, there were approximately 191.1 million mobile connections in Pakistan as of December 31, 2022, compared to approximately 187.1 million mobile connections in Pakistan as of December 31, 2021, representing a mobile penetration rate of approximately 86.34% compared to approximately 85.9% as of December 31, 2021.

Mobile Business in Ukraine
    We operate in Ukraine with our operating company “Kyivstar JSC” and our brand, “Kyivstar.” Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio in 2022 included Kyivstar TV, offered on IPTV platforms as well as mobile, self-care application MyKyivstar and consumer cloud offerings as well as B2B services.
In 2022, Kyivstar acquired a controlling stake in Ukraine’s leading digital health platform Helsi – a digital data management platform supporting provision of healthcare services by medical institutions and doctors, and patients’ access to healthcare including remote provision of consultations. Through this strategic investment, Kyivstar aims to extend telemedicine to the Ukrainian population and develop the leading B2B and B2C e-Health provider.
In 2022, Kyivstar prioritized keeping Ukrainians connected inside and outside of Ukraine. The company maintained network availability c.90% levels at most times in the areas where it could control its network assets. Starting in March, Ukrainian mobile operators went into national roaming for all markets. For Ukrainians forced into seeking refugee abroad, Kyivstar provided roaming services including – but not limited to “Roam like Home” offers – in cooperation with partnering mobile operators in destination countries. In addition, we have suspended charges for customers on the front line of hostilities who are without traffic and suspended cancellations for customers on the front lines with expired mobile numbers. We also have in place dedicated programs to provide some free traffic support in territories directly affected by the conflict.

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
•4G/LTE roaming on 169 networks in 87 countries
Messaging
•SMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)
Content, infotainment, Entertainment
•Voice– and SMS-based value-added services (information, content, customer care)
•Customer care via mobile OTT app and web portal “MyKyivstar” and call centers
•Kyivstar TV provided both as a mobile OTT application and a fixed/IPTV service
•Digital health services via Helsi, offering end-user solutions and digitization of healthcare provision for medical institutions and doctors
•Cloud solutions including consumer storage apps and business-to-business products
•M2M and productivity solutions to businesses
•Radio Kyivstar
•Other content and entertainment services provided via OTT applications and web-based services
•Ringback tone
•Mobile safety service (lost & found, insurance, family tracker)
•Device remote support service (for smartphones/laptops/personal computers)

    The table below presents a description of business licenses relevant to our mobile business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration, however the spectrum needs of our operations and intentions may change.

Services	License	Expiration
GSM900 and GSM1800(1)(2)	Nationwide	October 5, 2026(5)
3G(3)	Nationwide	April 1, 2030
4G/LTE(4)	Nationwide	July 1, 2033 (1800 MHz)
4G/LTE(4)	Nationwide	March 5, 2033 (2600 MHz)
4G/LTE(6)	25 Regions (excl. Crimea & Sevastopol)	July 1, 2040 (900 MHz)
(1)Licenses were received on October 5, 2011 for a term of 15 years each.
(2)The license was issued on April 1, 2015 for a term of 15 years.
(3)Services provided in the 2100 MHz band.
(4)Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018. Following the auction held on January 31, 2018, Kyivstar acquired 15 MHz (paired) of contiguous frequency in the 2600 MHz band for UAH 0.9 billion. In addition, on March 6, 2018, Kyivstar secured the following spectrum through auction in the 1800MHz band: 25MHz (paired) for UAH 1.325 billion and two lots of 5MHz (paired) for UAH 1.512 billion.
(5)The date that was initially determined as the expiration date of the license was October 5, 2026, however, with certain regulatory changes that came into force on December 24, 2019, telecommunications operations no longer require a license to provide telecommunication services. Thus, the relevant licenses cease to be valid and it is not expected that there will be a need to extend or renew these licenses in the future.
(6)The licenses for the radio frequency resource in 900 MHz are re-issued (July 1, 2020) as part of a government project on 900 MHz redistribution and refarming as a way to introduce 4G/LTE into 900 MHz. As a result of this project, Kyivstar returned 12.5 MHz and received back on average across the country 11.9 MHz, out of which 6.2 MHz was provided with technological neutrality license conditions. We have also obtained a range of national and regional radio frequency licenses for the use of radio frequency resources in the referred standards and in specified standards radio relay and WLAN (5.4 GHz).

LICENSE FEES
In 2022, Kyivstar PJSC made spectrum and license payments as follows: annual fee for the use of radio frequency spectrum – UAH 1,009.2 million (US$27.6 million) (paid to the State Budget); EMC and monitoring – UAH 369.6 million (US$10.1 million) (paid to Ukrainian State Center of Radio Frequencies).

Mobile bundles
     Kyivstar offers bundles including combinations of voice, SMS, mobile data, OTT services and swappable benefits (telecommunications and non-telecommunications). As of December 31, 2022, approximately 82% of our customers were on Prepaid plans.
Digital Services
In August 2022, Kyivstar announced an investment in Helsi Ukraine, the country’s largest medical information system and a leading digital healthcare provider. With 23 million registered users, Helsi enables access to 1,600 public and private medical institutions and 49,000 doctors. Helsi reported nearly 1.6 million appointments booked and conducted through the platform in the final quarter of 2022.
The media streaming service Kyivstar TV reached more than 1.1 million monthly active users, representing 60.5% YoY growth. Kyivstar TV also continued to offer free access to e-learning platforms so that students can continue their education wherever they are located.
MyKyivstar, Kyivstar’s self-care platform, also continues to be a significant interface for digital interactions with Kyivstar customers. MyKyivstar served 3.9m monthly active users at the end of 2022.
Distribution
    Kyivstar’s strategy is to maintain a leadership position by using the following distribution channels: distributors (35% of all connections), local chains (24%), monobranded stores (23%), active sales (7%), national chains (6%) and direct sales (6%).
Competition
    The following table shows our and our primary mobile competitors’ respective customer numbers as of December 31, 2022:

Operator	Customers (in millions)
Kyivstar	24.8
“VF Ukraine” JSC	15.4
“lifecell” LLC	8.5

Source: Official reporting by competitors. As a result of martial law declared in Ukraine, government figures are not available.

Mobile Business in Kazakhstan
    In Kazakhstan, we operate as Beeline Kazakhstan, the country’s largest independent mobile operator. As of December 31, 2022, approximately 91.2% of our customers in Kazakhstan were on prepaid plans.
Beeline Kazakhstan offers a wide range of B2C digital services and solutions, as well as a being a leader provider of B2B digital services and systems integration services to corporate clients.

    The table below presents the primary mobile telecommunications services we offer in Kazakhstan.

Voice
•standard voice services
•VoLTE services
•prepaid and postpaid airtime charges from customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad
Internet and data access
•3G and 4G/LTE service
•technology neutral licenses
Roaming
•voice roaming with 494 networks in 192 countries
•4G/LTE roaming with 280 networks in 107 countries
•3G roaming with 376 networks in 139 countries
•GPRS roaming with 445 networks in 160 countries
•CAMEL roaming through 404 networks in 168 countries
•roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis
VAS
•caller-ID; Sim in safe
•Missed Call (notify me, notify about me)
•SMS inform, toll-free helplines for B2B customers (Voice CPA)
Messaging
•SMS; display of Beeline account balance information
Content/infotainment
•BeeTV offered as a digital OTT service on mobile as well as IPTV/fixed service
• MyBeeline self-care application and web portal including additional content features such as gaming services and Video
• Music app hitter, second brand and entertainment/content/self-care application Izi, among others

Mobile financial services
•mobile payments (including Kazeuromobile and Woopay payment organizations)
•mobile transfers (including Sim2Sim, Sim2Card, Sim2IBAN, Sim2ATM, Sim2post)
•digital wallet, card “Simply”
•trusted payment
•direct carrier billing

    The table below presents a description of business licenses relevant to our mobile business in Kazakhstan.

Licenses (as of December 31, 2022)	Expiration
Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)(1)(2)(3)	Unlimited term

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

LICENSE FEES
Under the Kazakhstan tax code, in 2022 KaR-Tel was required to pay: (i) an annual fee for the use of radio frequency spectrum amounting to KZT 1,304,684,031 (US$ 2,833,313) (for mobile and KZT 258,061,963 (US$560,419) for a wireless local loop (WLL)); and (ii) a mobile services provision payment amounting to 1.3992% of corporate revenues from provided communications services, which totaled KZT 2,720,782,728 (US$5,908,580).

Mobile bundles
     Our bundles are designed for active mobile data users and we have different options for our customers, from data bundles to customized and family plans. Starting in 2022, we focus on the promotion of our own digital products and the development of subscription projects for our customers and customers on other networks. All of our bundles are billed using a mixed payment system and there is an automatic switch to a daily payment schedule if there is an insufficient balance in the customer’s account for full payment. In addition, from time to time, we run promotions to encourage early and on time payments, such as by offering to double the customer’s monthly allowance or allowing the rollover of unused data to the following month. As of September 30, 2022, the penetration of bundles into our active base is 92%.
As of December 31, 2022, approximately 91.2% of our customers in Kazakhstan were on Prepaid plans.
Digital Services
MyBeeline self-care app is a digital gateway for Beeline Kazakhstan’s mobile bundles as well as other digital applications and services. In 2022, MyBeeline increased its monthly active users by 33.1% YoY to 3.9 million. The BeeTV entertainment platform is available on mobile devices as well as web and IPTV services and reached 860,000 monthly active users at the end of 2022. Simply is Kazakhstan’s first mobile online-only neobank, and it served 246,000 monthly active users at the end of 2022. Beeline Kazakhstan’s digital-first sub-brand izi is another strategic digital product and grew its customer base by nearly 90% year-on-year as of the end of 2022.
Distribution
    We distribute our products in Kazakhstan through owned monobranded stores, franchises and other distribution channels. As of December 31, 2022, we had a total of 40 stores in Kazakhstan, as well as 10,542 other points of sale and 764 electronics stores.
Competition
    The following table shows our and our primary mobile competitors’ respective customers in Kazakhstan as of December 31, 2022:

Operator	Customers (in millions)
Beeline Kazakhstan	10.601
Kcell	7.986
Tele2/Altel	6.594

Source: Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee, Agency for strategic planning and reforms of the Republic of Kazakhstan, Beeline Kazakhstan data and Kcell Q3 2022 public disclosure

According to the Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee and other data sources noted above, as of December 31, 2022, there were approximately 25.18 million mobile connections in Kazakhstan, representing a mobile penetration rate of approximately 129.2% compared to approximately 24.5 million customers and a mobile penetration rate of approximately 128.7% in 2021.

Mobile Business in Bangladesh
    We operate through our operating company, Banglalink Digital Communications Limited (“BDCL” or “Banglalink”) with our brand “Banglalink” in Bangladesh.

Banglalink offers 4G connectivity since 2018 and has focused on 4G-based growth, including through network expansion, since the end of 2019. In 2022, the operator started pursuing a nation-wide growth strategy in its 4G network, expanding its regional footprint. As of December 31, 2022, Banglalink had 14,100 4G sites which results in a 4G population coverage of 81.1% and is recognized by Ookla Speedtest as the nation’s fastest 4G network provider for the last three consecutive years 2020 to 2022. At the spectrum auction organized by Bangladesh telecommunications regulator BTRC in March 2022, Banglalink acquired 40 MHz of spectrum in the 2300 MHz band, doubling its spectrum holding.
     The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2022, approximately 94% of our customers were on prepaid plans.
Banglalink also owns Toffee, a mobile TV application available as a web– and OTT-based service to users of all operators in Bangladesh. In the last quarter of 2022, Toffee aired FIFA World Cup 2022 matches, and closed the year with 21.2 million monthly active users – a 3.3 fold growth year-on-year.
In 2022, Banglalink started evolving its self-care application MyBL into a super-app providing services in mobile learning, mobile health and music, among others. MyBL recorded a 79.9% YoY increase in monthly active users, reaching 5.7 million at the end of the quarter.
The table below presents the primary mobile telecommunications services we offer in Bangladesh.

Voice
•voice telephony to postpaid and prepaid customers through voice packs and mixed bundles
Internet and data access
•GPRS, EDGE, 3G and 4G/LTE technology
•data services provided via pay-per-use and via bundles
Roaming
•active roaming agreements with 287 GSM networks in 138 countries
•GPRS roaming with 195 networks in 110 countries
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
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging
Content/infotainment
•TV platform Toffee, as a web– and mobile OTT-based offering open to users of all operators
•Web– and OTT-based customer care services via MyBL super app
•Access to digital health, mobile learning and music streaming services via MyBL super app
•Ad-tech capabilities deployed on Banglalink digital channels and are being offered as B2B digital products to business clients
•news alert service; sports related content; job alerts; religious content; Vibe music services; health services (doctor appointment, discounts on health check-up and diagnosis); education contents and games.

The table below presents a description of business licenses relevant to our mobile business in Bangladesh. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
2G(1)	Nationwide	2026
3G(2)	Nationwide	2028
4G/LTE(3)(4)(5)(6)	Nationwide	2033

(1)In November 1996, BDCL was awarded a 15-year GSM license to establish, operate and maintain a digital mobile telephone network to provide 2G services throughout Bangladesh. The license was renewed in November 2011 for a further 15-year term.
(2)In September 19, 2013, following a competitive auction process, Banglalink was awarded a 15-year license to use 5 MHz of technology neutral spectrum in the 2100MHz band and was also awarded a 3G license, for which it paid a total cost of BDT 8,677.4 million (US$ 111.7 million) (inclusive of 5% VAT), including both a license acquisition fee and a spectrum assignment fee.
(3)On February 19, 2018, Banglalink acquired a 4G/LTE license for US$1.2 million. Banglalink also acquired the right to use 10.6 MHz technology neutral spectrum in the 1800 MHz (5.6) and 2100 MHz bands for US$323 million including VAT (33.34% of the fee has been considered as tariff value for 15% VAT). Banglalink also converted 15MHz of existing 2G spectrum for US$37.01 million into 4G spectrum.
(4)In March 2021, Banglalink acquired the right to use 4.4 MHz of technology neutral spectrum in the 1800 MHz band and 5 MHz technology neutral spectrum in the 2100 MHz band effective from April 9, 2021.
(5)In March 2022, Banglalink acquired the right to use 40 MHz of technology neutral spectrum in the 2.3 GHz band which has been effective from August 16, 2022 until February 18, 2033 to enhance 4G data speed, which could be used at a later date to deploy 5G technology.
(6)On April 1, 2022, VEON announced that Banglalink, the Company's wholly-owned subsidiary in Bangladesh, has acquired new spectrum, doubling the company's spectrum holding. Banglalink acquired 40 MHz of spectrum from the 2300 Mz band for US$205 for a duration of 15 years, payable in ten installments over next 11 years.

LICENSE FEES
Under the terms of its 2G, 3G and 4G/LTE mobile licenses, Banglalink is required to pay to the Bangladesh Telecommunication Regulatory Commission (i) an annual license fee of BDT 50.0 million (US$0.5 million) for each mobile license; (ii) 5.5% of Banglalink’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

Banglalink’s total license fees (annual license fees plus revenue sharing) in Bangladesh were equivalent to US$39.20 million, US$38.6 million, and US$36.8 million for the year ended December 31, 2022, 2021, and 2020, respectively. In addition to license fees, Banglalink pays annual spectrum charges to the BTRC, calculated according to the size of BDCL’s network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year. The BTRC has recently revised the formula for annual spectrum charges with the intention to apply a single formula to calculate the charge for all of the different licenses.

BDCL’s annual spectrum charges were equivalent to US$11.9 million, US$13.7 million, and US$10.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Distribution
    As of December 31, 2022, our sales and distribution channels in Bangladesh included 83 monobrand stores, a direct sales force of 78 corporate account managers and 125 zonal sales managers (for mass market retail sales), 74,699 retail SIM outlets, 387,135 top-up selling outlets and the online sales channels. We provide a top-up service through mobile financial services, ATMs, recharge kiosks, international top-up services, SMS top-up and the Banglalink online recharge system. We provide customer support through our contact center, which operates 24 hours a day and seven days a week. The contact center caters to several after-sales services to all customer segments with a special focus on a “self-care” app to empower customers and minimize customers’ reliance on call center agents. In order to stimulate data usage and fast track 4G smartphone penetration in the Banglalink network, we conducted strategic campaigns with leading Smartphone brands. In addition, we drive the fastest 4G experience from top smartphone retail stores.
Competition
    The mobile telecommunications market in Bangladesh is highly competitive. The following table shows our and our competitors’ respective customer numbers in Bangladesh as of December 31, 2022.

Operator	Customers in Bangladesh (in millions)
Grameenphone	79.29
Robi Axiata	54.40
Banglalink	39.81
Teletalk	6.69

Source: Bangladesh Telecommunication Regulatory Commission.
    According to the Bangladesh Telecommunication Regulatory Commission, the top three mobile operators, Grameenphone, Robi Axiata and Banglalink, collectively held approximately 96.28% of the mobile market which consisted of approximately 180.20 million customers as of December 31, 2022, compared to approximately 181.02 million customers as of December 31, 2021.
Mobile Business in Uzbekistan
    In Uzbekistan, we operate through our operating company, LLC “Unitel,” and our brand, “Beeline.”
    Our 4G/LTE services were commercially launched in 2014. Unitel was the first mobile operator in Uzbekistan to provide 4G/LTE services. It is currently offering a digital portfolio that includes mobile financial services, web– and OTT-based content applications and B2B services including big data analytics.
The table below presents the primary mobile telecommunications services we offer in Uzbekistan.

Voice
•airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
•GSM service is provided in 2G and 3G networks; call duration for one session is limited to 60 minutes
Internet and data access
•GPRS/EDGE/3G/4G/LTE networks
Roaming
•active roaming agreements with 493 GSM networks in 185 countries
•GPRS roaming with 422 networks in 164 countries
•CAMEL roaming through 288 networks in 126 countries
•roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis
VAS
•call forwarding; conference calling; call blocking; and call waiting
•the process of implementation of two-step verification for VAS subscriptions (the “double yes” program) is ongoing and is a prerequisite for the launching of new products
Messaging
•SMS
Entertainment
•Beeline TV (+70 channels, +16K films and series); Beeline Music (+18 mln. tracks ); Games (+1000 mobile games), Beeline Press (newspaper and magazine aggregator)
FinTech
•Beepul is a popular local fintech application. A full range of financial services is available to users including telco, commodity payments and 800 more. Another main stream is P2P transfers that helps users send money fast and easy. Furthermore, a distinctive feature of Beepul is strong integration with telco services that involves users into combined ecosystem.

Self-care
•Beeline app and Beeline web (+1 mln MAU YoY, UX/UI updated)
Others
•Launched new products in Big Data (scoring, geo analytics), E-commerce (+1500 SKU) and EduTech (+700 localized articles and videos)
    The table below presents a description of business licenses relevant to our mobile business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

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

LICENSE FEES
In 2022, Unitel LLC made payments for spectrum and licenses with the following split: the annual fee for use of radio frequency spectrum in the total amount of US$ 5,453,802 and renewal of existing licenses (three licenses in total) in the total amount of US$ 3,868,445 paid to the state budget of Ministry for Development of Information Technologies and Communications.

Mobile bundles
    In March 2022, Beeline became the first operator in the market to launch a bundled offer which combined connectivity with digital services including Beeline TV & Beeline Music service. In summer 2022, we offered a new price plan constructor where the users can construct their bundles on their own, which is unique for Beeline subs.
We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2022, approximately 89.3% of our customers in Uzbekistan were on prepaid plans. In Uzbekistan, we offer a portfolio of tariffs and products for the prepaid system designed to cater to the needs of specific market segments, including mass-market customers, youth customers and high value contract customers. In addition, we have the following four segments in our postpaid system: large accounts, business to government, SME and SOHO.
Digital services
Beeline Uzbekistan offers a full portfolio of digital services to its customers, including services in mobile TV, music, gaming and mobile financial services. In 2022, the company started offering big data solutions to its B2B customers.
In line with the increasing focus on digital services, we invest in local talent upskilling and jobs creation in the ICT industry. In 2022, we expanded our local BeeLab software team from 15 to 100 employees and are investing in a Beeline IT Academy in Uzbekistan to provide our own digital education hub across areas including IT skills and cybersecurity.

Distribution
    As of December 31, 2022, our sales channels in Uzbekistan include 41 owned offices, 763 exclusive stores and 2,265 multi-brand stores.
Competition
    The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2022:

Operator	Customers (in millions)
LLC “Unitel”	8.4
Ucell	11.0
UzMobile (Uzbektelecom)	9.3
UMS	4.5
Perfectum	0.1

Source: GSMA Intelligence. Regulatory disclosures are not available in Uzbekistan, and sources may cite different numbers, including the considerably lower customer base reference by one of our competitors.

    According to GSMA, as of December 31, 2022, there were approximately 32.3 million mobile connections in Uzbekistan, representing a mobile penetration rate of approximately 93.4% compared to approximately 29.9 million connections and a mobile penetration rate of approximately 89.7% as of December 31, 2021.

Mobile Business in Others
    The “Others” category represents our operations in Kyrgyzstan and Georgia (included until the sale thereof on June 8, 2022). Our Kyrgyzstan business operates under the brand name “Beeline Kyrgyzstan” and provides mobile and fixed connectivity services as well as mobile financial services through its Balance KG application. For information on reportable segments, see Item 5—Operating and Financial Review and Prospects—Reportable Segments.
As of December 31, 2022, Beeline Kyrgyzstan served 91% of its mobile customer base with prepaid offers and 9% with postpaid.

The table below presents the primary mobile telecommunications services we offer in Kyrgyzstan.

Voice
•standard voice services
•prepaid and postpaid airtime charges from customers, including weekly and monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad.

Internet and Data Access
•3G and 4G/LTE services
•technology neutral licenses
Roaming
•Voice: 444 networks in 130 countries
•GPRS: 307 networks in 107 countries
•4G/LTE: 205 networks in 86 countries
•CAMEL: 273 networks in 100 countries
•roaming agreements generally state that the host operator bills for roaming services; for outbound roaming: prepaid customers are billed online, and postpaid customers are billed on a monthly basis; for inbound roamers: we send the data for roaming charges to our RPs online (prepaid) and offline (postpaid), and then bill these charges to our RPs.

VAS
•caller-ID; voicemail; call forwarding; conference calling; call blocking, call hold and call waiting
Messaging
•SMS, MMS, voice messaging and mobile instant messaging
Content/Infotainment/Entertainment
•SMS CPA, Voice CPA, RBT, voice services (including referral services), geolocation based services, content downloadable to telephone (including music, pictures, games and video); access to radio/television/VOD broadcasting online or via mobile app
•Beeball

DFS
•balance transfer, trusted payment, mobile wallet •Balance.kg

    The table below presents a description of business licenses relevant to our mobile business in Kyrgyzstan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Licenses (as of December 31, 2022)	Expiration
Radio spectrum of 2600 MHz for the certain territory of Kyrgyzstan (technology neutral) 2530-2550MHz/2650-2670MHz	February 2030
Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 796-801MHz/837-842MHz	September 2025
Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 791-796MHz/832-837MHz	December 2026
Radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)	October 2024
National license for electric communication service activity	Unlimited term
National license for base station transmission	December 2024
National license for services on data traffic	Unlimited term
Radio spectrum for one site (transmission)	May 2023
Radio spectrum of 2360 – 2400 MHz (technology TDD) for Bishkek city	October 2031
Wireless internet services
    In 2023, we are aiming to focus on improving network capacity in the north of Kyrgyzstan and complete spectrum refarming in the south of Kyrgyzstan.

Distribution
    We distribute our products in Kyrgyzstan through owned monobranded stores, franchises and other distribution channels. As of December 31, 2022, we had 77 stores in Kyrgyzstan (as well as 7000+ other points of sale).
Mobile customers and mobile penetration rate
    The table below presents our total number of customers and the total mobile penetration rate for all operators in Kyrgyzstan as of December 31, 2022 and December 31, 2021.

2022(1) (millions of customers)	Mobile Penetration	2021 (millions of customers)	Mobile Penetration
7.4	104.7%	7.3	110.3%

(1)    Source: Annual report of State Communication Agency under the State committee of information technology and communications of Kyrgyz Republic.
Description of Our Fixed-line Telecommunications Services
    In Pakistan, we offer internet and data connectivity services over a wide range of access media, covering major cities of Pakistan. We also provide cross border transit services. In Ukraine we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic networks. We also offer Internet-TV using FTTB (Fiber to the building) technology in Ukraine. In Kazakhstan, we offer a range of fixed-line business services for B2O, B2B and B2C segments. In Uzbekistan, we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic and satellite-based networks. We do not offer fixed-line telecommunications services in Bangladesh or Kyrgyzstan.
Fixed-line Business in Pakistan
The table below presents a description of the fixed-line telecommunications services we offer in Pakistan.

Services
•data and voice services over a wide range of access media, covering more than 225 locations, including all the major cities
•data services being provided to the enterprise customers include: dedicated internet access, VPN (virtual private networking), leased lines & fixed telephony
•domestic and international transit leased lines, domestic and international MPLS, and IP transit services through our access network
•high-speed internet access (including fiber optic lines)
•telephony
•telephone communication services, based on modern digital fiber optic network
•value added services including Universal Access Number (UAN) and Toll Free numbering (TFN) services
•cloud based contact center and helpdesk solutions and enterprise surveillance bundled with Fixed voice and data connectivity
•dedicated lines of data transmission
•dedicated line access and fixed-line mobile convergence
Coverage
•wired and wireless access services include FTTx, PMP (point to multipoint), point-to-point radios, VSAT and Microwave links connecting more than 225 locations across Pakistan
Operations
•long-haul fiber optic network covers more than 13,000 kilometers and is supplemented by wired and wireless networks
Customers
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
Competition
    In Pakistan, our fixed-line business operates in a competitive environment with other providers of fixed-line corporate services, carrier and operator services and consumer internet services. The table below presents our competitors in the internet services, carrier and operator services and fixed-line broadband markets in Pakistan.

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

Services
•Corporate internet access using various last mile technologies (optical and copper lines, FTTB, xDSL, MW RRL, WiMax, Wi-Fi, 2/3/4G) at speeds ranging from 2 Мbit/s to 10 Gbit/s and additional services (IP-addresses, BGP, Backup, SLA, corporate Wi-Fi, DDos protection)

•Fіxed-line telephony: IP-lines, SIP-Trunk, analog telephony, ISDN PRI, 0-800, Virtual PBX
•Data transmission (IPVPN and VPLS)
•FMC
•FTTB services tariffs for fixed-line broadband internet access targeted at different customer segments
Coverage
•provided services in 130 cities in Ukraine (including 10 cities located in the occupied territory and excluding cities in Crimea and the ATO zone)
•engaged in a project to install FTTB for fixed-line broadband services in approximately 44,393 residential buildings including 2,138 residential buildings in the cities located in the occupied territory in 125 cities (including 10 cities located in the occupied territory and excluding cities in Crimea and the ATO zone), providing over 61,389 access points (including 2,959 access points located in the occupied territory)

Our joint carrier and operator services division in Ukraine provides local, international and intercity long-distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary domestic long-distance/ILD network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network. We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network and voice transit to other local and international destinations.
Competition
As a result of martial law declared in Ukraine, government figures on the voice services, data services and retail internet services market for the end of 2021 and 2022 are not available. Based on data from the NCCIR as of September 30, 2021, we estimate that there are more than 3,000 internet service providers in Ukraine. According to the NCCIR, as of September 30, 2021, Kyivstar led the fixed broadband market with 1.2 million customers, which corresponded to a 14.5% market share. The table below presents our primary competitors in Ukraine in the services indicated according to the latest published information from NCCIR available to us (which is as of September 30, 2021). The market share information of the top five ISPs has not been provided due to the lack of current figures from the NCCIR.

Voice Services(1) and Data Services(2)
Ukrtelecom	Data Group	Farlep-Invest (Vega)
Retail Internet Services
Kyivstar	Ukrtelecom	Data Group and Volia
(1)    Voice service market for business customers only.
(2)    Data services for corporate market only.
Source:     NCCIR as of September 30, 2021

Distribution
    Our company emphasizes high customer service quality and reliability for its corporate large accounts while at the same time focusing on the development of its SME offerings. We sell to corporate customers through a direct sales force and various alternative distribution channels such as IT servicing organizations and business center owners, and to SME customers through dealerships, direct sales, own retail and agent networks. We use a customized pricing model for large accounts which includes service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing. We use standardized and campaign-based pricing for SME customers. Our residential marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. In addition, we have been able to benefit from cross-selling our products. As of December 31, 2022, our penetration of fixed-mobile convergence (“FMC”) in fixed broadband was 83%, due to a high level of migration of mobile customers to FMC.

Licenses
Following legislative changes, including the changes to the Law “On Telecommunications” made in 2019 by the Ukrainian Parliament, state licensing of fixed-line telecommunications services has now been abolished. Accordingly, our fixed-line business in Ukraine no longer requires licensing in order to operate. However, the licensing requirements in respect of radio frequency resource (RFR) use remains unchanged following the changes to the Law “On Telecommunications” made in 2019.
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
Coverage
•provided services in Tashkent and other regions such as Navoi, Samarkand, Uchkuduk and Zaravshan
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
    The voice, data and connectivity services we provide may also expose us to sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate. We currently face civil instability within our geographic footprint, and in this context, changes in local regulation and laws can be unpredictable, arbitrary and/or politically motivated, and such changes may result in material adverse consequences for the Group. Under circumstances of the military conflict, governments can pass and enforce sanctions and other measures that materially and adversely impact our operations or our ownership in our businesses, without regard to pre-existing laws and foreign investment assurances. In addition, as a global telecommunications company, we have roaming and interconnect arrangements with mobile and fixed-line operators located in the majority of countries throughout the world, including in countries that are the target of certain sanctions restrictions. For a discussion of the sanctions regimes we are subject to, including the risks related to such exposure, see Item 3.D—Risk Factors—Regulatory, Compliance and Legal Risks—Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.
Seasonality

Telecommunications services are often impacted by seasonality, with certain months seen as higher consumption periods and others as low. Given the geographical diversity of our markets and the re-distribution of our Group revenues in a way that each operating company has a noticeable impact, it is not possible to talk about high and low seasons for the Group as a whole. Seasonality trends might be further disrupted, somewhat materially, but not fully predictably, by the changing time of Ramadan and the Islamic religious festivals in Pakistan and Bangladesh, the timing or timings of our operating companies’ repricing actions and the large-scale network rollouts. In 2022, our business was impacted, to some extent, by each of these trends. In addition, we also experienced impacts on business as a result of the onset of the conflict in Ukraine (including the infrastructure damage and the population displacement it generated), a second wave of unpredictable changes in Ukraine in the fourth quarter of 2022 due to the attacks on energy infrastructure and the ensuing blackouts, the population movements towards Kazakhstan and Uzbekistan due to the conflict, as well as the floods in Pakistan and Bangladesh. These irregularities, as well as some residual impacts of COVID in 2021 and 2020, make it impossible to isolate the specific impact of seasonality, if any, on our business through 2022.

Corporate Governance
The Company recognizes the importance of, and is committed to, instilling good corporate governance across the Group. Under accounting provisions applicable to us, if we deviate from the Dutch Corporate Governance Code, the reason for such deviation must be explained in our board report. As a Bermuda incorporated exempt company with ADSs listed on the NASDAQ Capital Market, the Company follows a set of governance principles other than the Dutch ones, and as the Dutch Corporate Governance Code only applies to companies incorporated in the Netherlands, we have chosen not to comply with the best practice provisions of the Dutch Corporate Governance Code as at the date of this report. There is also no other external corporate governance code that the Company follows.
The Company will continue to assess whether compliance with the Dutch Corporate Governance Code might have merit in the future. The Company has implemented a Code of Conduct (https://www.veon.com/media/5826/code_of_conduct_2022.pdf) that sets forth the framework and principles in key areas, including our zero tolerance for bribery, to ensure we adhere to the highest standards of ethical conduct. Effective, February 1, 2023 the Company has also implemented the Business Partner Code of Conduct (https://www.veon.com/media/2896/business-partner-code-of-conduct-final.pdf) which establishes basic requirements and responsibilities for each of our business partners (vendors, suppliers, agents, contractors, consultants, intermediaries, resellers, distributors, third party service providers) on corruption.

Information Technology and Cybersecurity
As part of our overall strategy and ambition, in 2022, a special focus was given to the development, improvement and maintenance of our IT and cybersecurity systems. In 2022, we completed the upgrade of the digital business support systems (DBSS) across our operating companies in Bangladesh, Pakistan, Ukraine, and Kyrgyzstan. DBSS enhancements are currently ongoing in Uzbekistan and Kazakhstan.
The enhancement of our IT and cybersecurity capabilities optimizes controls, performance and the experience of our stakeholders as they use our core services. At the same time VEON’s advanced capabilities enables our operators to offer IT, cybersecurity and big data/artificial intelligence-based products as a part of their B2B portfolios. Our portfolio of advanced IT/big data services includes data-driven marketing (“AdTech”), risk scoring models, geo-analytics, video/audio analytics, cybersecurity as a service, private industrial networks, integration and cloud infrastructure services. Jazz, our operating company in Pakistan, completed and unveiled Pakistan’s largest Tier III certified data center on January 25, 2022, which serves the business needs of our Pakistan operations, as well as those of the broader business community in Pakistan. A major technical upgrade was executed in Bangladesh to ensure efficient operations of our TV/media service enjoying 24 million monthly active users during the Football World Cup. Our operations in Kyrgyzstan and Kazakhstan started to offer a cybersecurity as a service proposition on a commercial basis to major clients in the banking sector.
Cybersecurity governance, policies, procedures and strategies
Cybersecurity and compliance with data protection regulations remain key priorities. The Audit and Risk Committee receives reports on our IT and cybersecurity activities on a semi-annual basis and any significant cybersecurity developments or incidents are reported to the Board of Directors if and when they arise. At the operational level, each operating company has appointed a chief cyber security officer to ensure operational focus and consistency of our cyber security function.

Our updated cybersecurity policy came into effect on February 2022. We regularly run cybersecurity forums to allow for structured and consistent governance throughout VEON, which is used to enforce the implementation of our cybersecurity policy, share best practices, lessons learned, industry developments, and other industries’ experiences. We have also established and continue to improve our VEON group-wide horizontal experience exchange mechanism to share best practices in cybersecurity as well as to report and track operational alarms, ongoing attacks and more across operating companies to enable us to respond to cyber threats of global scale.
Furthermore, our cybersecurity policy requires each of our operating companies to meet international best practice standards including ISO 27001. Our operating companies in Bangladesh and Pakistan completed ISO 27001 (Information Security Management System) certification during 2022.
Penetration tests and so-called “ethical hacking” tests are being carried out frequently across our operating companies to assess the current cybersecurity levels and proactively detect possible weaknesses in different systems. This allows us to act on potential cybersecurity problems before they materialize. To increase cybersecurity awareness even further a new email “phishing campaign” has been launched. As a next step, employees’ cybersecurity awareness will be regularly monitored through new campaigns and an online awareness test.
Cybersecurity incidents
We had no material cybersecurity incidents in 2022.
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

Sustainability
    The Group Chief Corporate Affairs Officer oversees the corporate sustainability (ESG) program and confers with our management in connection with executing its duties.
    Our approach to sustainability goes beyond corporate philanthropy, and is centered around the idea of using technology to empower communities. The approach consists of two important elements: our “license to grow” and our “license to operate” initiatives, and reflects our desire to forge valuable partnerships that benefit all our stakeholders. The first element, our license to grow initiative, is supported by our digital entrepreneurship and digital skills and literacy programs, which help us to contribute long-term socioeconomic value to the communities we serve. Through promoting digital inclusion and creating new opportunities for participants, these programs also contribute to the demand for digital products and services, which in turn creates new opportunities for our business. In parallel, the second element of our approach to sustainability, the license to operate initiative, is focused on efforts aimed at improving and sustaining our global operations. It emphasizes services that provide long-term benefits to the societies we operate in, as well as good corporate citizenship, ethical behavior and operational performance. VEON is committed to creating social and business value by making impactful investments that help create new services, partnerships and forums, which in turn enable and empower the people we serve across our markets.
    Our Integrated Annual Report 2022 describes this approach to sustainability and meets Global Reporting Initiative standards at the “core” level, follow the guidance in the AA1000 Accountability Principles Standard and is influenced by International Integrated Reporting Council guidance. The Integrated Annual Report 2020 has also obtained a “limited” level of assurance in various “subject matters” to meet the requirements of the International Standard on Assurance Engagements (ISAE) 3000 (revised). For the AA1000 Principles, our assurance engagement was planned and performed to meet the requirements of a Type 1 “moderate level” of assurance as defined by AA1000 Assurance Standard (AA1000AS) 2008.

•As part of our reporting cycle, we assess the effectiveness of our sustainability strategy and revise it when needed.
• Our approach to the identification, management and evaluation of sustainability is guided by three main principles:
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
    MSCI ESG Ratings rated VEON ‘BBB’ in its most recent assessment of our resilience to long-term environmental, social and governance risks. The assessment, dated April 2022, cited our performance in corporate governance as a particular area of strength relative to its industry peers. We are also proud to be a member of the GSM Association’s (GSMA) climate action taskforce and are planning to align with the organization’s goal of achieving net-zero GHG emissions for the industry by 2050. By taking this step, we are working towards setting climate action targets for our business that help our industry meet its emissions objectives.
Our support for the GSMA’s ambitions corresponds with a variety of existing initiatives to reduce the energy intensity of our business. We are committed to mitigating our carbon footprint and the rollout of network energy-efficiency measures, which will contribute to a low-carbon economy as well as offer us the potential to reduce our operating costs over time. We continue to upgrade existing diesel– and petrol-powered units with more energy-efficient, hybrid and renewable energy-powered network equipment and, where practical, increase the number of base transceiver stations situated outside to reduce the energy use involved in keeping them cool. In some markets we share tower capacity with other operators, which has had a direct positive impact on our energy consumption and our environmental footprint. We keep abreast of local environmental legislation and strive to reduce the environmental impact of our operations through responsible use of natural resources and by reducing waste and emissions.
Our operating companies continue to develop innovative solutions to reduce energy intensity, such as powering telephone exchange stations on solar energy, installing state-of-the-art on-grid photovoltaic systems and carrying out training on renewable energy solutions to ensure stakeholders are aware of our carbon– and cost-saving benefits. Across our organization, we continued working on reducing the carbon footprint of our offices, with a variety of initiatives including switching to LED lighting. Additionally, our recent decision to encourage home-working as a permanent change to our HR policy at our Amsterdam headquarters will enable us to make an additional contribution to reducing the carbon footprint of our headquarters function.

EU Taxonomy Regulation
As of 2021, we started applying the EU Taxonomy regulation (EU) 2020/852 of the European Parliament and of the Council on the establishment of a framework to facilitate sustainable investment.
After a thorough review, we concluded that our core economic activities are not covered by the Climate Delegated Act and consequently are Taxonomy-non-eligible. It is therefore concluded that VEON Group with its core business activities is not identified as a relevant source of GHG emissions under the EU Taxonomy regime. Additionally, as our core economic activities are not covered by the Climate Delegated Act and are consequently Taxonomy-non-eligible, we have not provided any Taxonomy-Alignment assessment herein.

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
    Our non-U.S. subsidiaries have roaming agreements with the following GSM mobile network operators in Iran which may be owned, controlled or otherwise affiliated with the government of Iran: MTN Irancell and RighTel. During 2022, our gross revenue received from roaming arrangements with MTN Irancell and RighTel was approximately US$1,490 and US$59 respectively. We recorded approximate net losses from roaming arrangements with MTN Irancell and RighTel of US$115,708 and US$4,106.
    Our non-U.S. subsidiaries have the following agreements with Iranian embassies. During 2001, VimpelCom began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. The approximate gross revenue for these services in 2022 was US$35,441. During 2013, our Pakistan subsidiary, Jazz, began providing mobile telecommunications services to the Embassy of Iran in Islamabad. The approximate gross revenue for these services in 2022 was US$4,536. During 2004, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The approximate gross revenue and net profits for these services in 2022 was US$492 and US$371, respectively.
During 2009, our former subsidiary in Algeria, OTA, and subsequently its wholly owned subsidiary, Optimum Telecom Algérie S.p.A., began providing mobile telecommunications services to the Embassy of Iran in Algiers. In response to our inquiry relating to the amount of such services provided, OTA informed us that through August 5, 2022 (the date of the completion of the sale of our stake in OTA), the approximate gross revenue and net profit for these services in 2022 was US$245 and US$109, respectively. During 2007, our Bangladesh subsidiary, Banglalink, began providing telecommunications services to the Embassy of Iran in Dhaka.
On April 15, 2021, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) designated Pozitiv Teknolodzhiz, AO (“Positive Technologies”) on the Specially Designated Nationals and Blocked Persons List (the “SDN List”) pursuant to Executive Order 14024, “Blocking Property with Respect to Specified Harmful Foreign Activities of the Government of the Russian Federation,” and Executive Order 13382, “Blocking Property of Weapons of Mass Destruction Proliferators and Their Supporters.” Following the sanctions designation, VEON identified that its joint venture/strategic partnership in Kazakhstan (Kar-Tel LLP) and its subsidiary in Russia (VimpelCom) had relationships with either Positive Technologies or its affiliate PT Global Solutions Limited (“PT Global”). These relationships involved Positive Technologies and/or PT Global either providing cybersecurity assessment services to, or receiving telecommunications services from, these VEON entities. The telecommunications customer services transactions with Positive Technologies and/or PT Global in 2022 have resulted in aggregate revenue of approximately US$132,662. These activities with Positive Technologies and/or PT Global were in compliance with applicable laws, including sanctions regulations administered by OFAC, as well as VimpelCom’s legal obligations under Russian law to provide certain telecommunications services.

C. Organizational Structure
See —Business Overview.
D. Property, Plants and Equipment
Buildings
    Our office in Amsterdam is leased. Our global headquarters activities are hosted in Amsterdam which consists of a 1020 square meter office with 33 work places, and we have subleased parts of our Amsterdam office since February 2020. Our London office at 15 Bonhill Street, London EC2A 4DN has been fully subleased since January 2019, and accordingly, we no longer have any designated office space in London. Since March 2022 we have had a relatively small satellite office in Dubai and, on December 31, 2022, we entered into a lease for a larger office in Dubai consisting of 500 square meters with 26 workspaces which is expected to be operational in mid-June 2023. Our subsidiaries, including those in Pakistan and Ukraine, both own and lease property used for a variety of functions, including administrative offices, technical centers, data centers, warehouses, operating facilities, main switches for our networks and IT centers. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.
Telecommunications Equipment and Operations
    The primary elements of our material tangible fixed assets are our networks.
Mobile network infrastructure
    Our mobile networks, which use mainly Ericsson, Huawei, ZTE, and Nokia equipment, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We select suppliers based mainly on compliance with technical and functional requirements and total cost.
Since late 2019, as part of our “infrastructure” strategy, we have been focused on optimizing our tower portfolio by selling certain mobile tower assets and concurrently entering into lease arrangements with the buyer for the same assets, thereby monetizing our asset base while increasing operating costs.
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
Fixed-lined infrastructure
    Our infrastructure supports our mobile businesses in all of our markets and enables provision of fixed-line services to our customers in Ukraine, Uzbekistan and Kazakhstan. Our infrastructure in these markets include: a transport network designed and continually developed to carry voice, data and internet traffic of mobile network, FTTB and our fixed-line customers using fiber optics and microwave links; and a transport network based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment with all DWDM and SDH optical networks being fully ring-protected (except for secondary towns).
For more information on our property, plants and equipment, see Note 12—Property and Equipment to our Audited Consolidated Financial Statements.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2021 compared to 2020, refer to this Item 5—Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the United States Securities and Exchange Commission on April 29, 2022, excluding the discussion related to the adjustments to our Consolidated Income Statement, Consolidated Statement of Cash Flows and capital expenditures that have been made following the classification of Russia as a discontinued operation (see Note 10—Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements), which is discussed in this Item 5.
The following discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes included in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to numerous factors, including the risks discussed in Item 3.D—Risk Factors.
Overview
    VEON is a leading global provider of connectivity and internet services, headquartered in Amsterdam. Present in some of the world’s most dynamic markets, VEON currently provides more than 157 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in several countries: Pakistan, Ukraine, Kazakhstan, Uzbekistan, Bangladesh, and Kyrgyzstan. We provide services under the “Jazz,” “Kyivstar,” “banglalink” and “Beeline” brands.
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
    As of December 31, 2022, our reportable segments consist of the following segments: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.
On November 24, 2022, VEON announced the sale of its Russian operations, and the Russian business has, in line with the IFRS 5 requirements, become a discontinued operation, accounted for as an “Asset held for sale”. Our Algerian business, following the exercise of the put option for our stake in Algeria on July 1, 2021 and subsequent completion of sale transaction on August 5, 2022, was disposed of (refer to Note 10 —Held for sale and discontinued operations in our Audited Consolidated Financial Statements attached hereto for further details).

We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (included until the sale thereof on June 8, 2022) and “HQ” represents transactions related to management activities within the Group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations, and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. See Note 9—Significant Transactions of our Audited Consolidated Financial Statements attached hereto for details on the sale of Georgia operations.

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
Key Developments for the year ended December 31, 2022
Announced sale of Russian operations
On November 2, 2022, VEON announced that it was conducting a competitive sales process in relation to its Russian operations, while exploring options in an effort to ensure that an optimal outcome is achieved for all relevant stakeholders, including VEON, its Russian operations, its shareholders, its creditors, its customers and its employees working both in and outside of Russia.
On November 24, 2022, VEON entered into an agreement to sell its Russian operations to certain senior members of the management team of VimpelCom, led by its current CEO, Aleksander Torbakhov. Under the agreement, VEON will receive consideration of RUB 130 billion (approximately US$1,900 million). As a result of the expected disposal the Company classified its operations in Russia as an “Asset held for sale” and discontinued operations. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of Russia assets. The results for Russia in the consolidated income statements and the consolidated statements of cash flows for 2022, 2021 and 2020 have been presented separately. For further details of this transaction, please refer to Note 10—Held for sale and discontinued operations of our Audited Consolidated Financial Statements attached hereto.
Sale of Algeria operations
On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d’Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders’ Agreement, the transaction was completed on August 5, 2022 for a sale price of US$682 million. For further details of this transaction, please refer to Note 10—Held for sale and discontinued operations of our Audited Consolidated Financial Statements attached hereto.
Sale of Georgia operations
On March 31, 2022, VEON Georgia Holdings B.V. entered into a non-binding share purchase agreement with Miren Invest LLC, VEON’s former local partner, for the sale of VEON Georgia LLC, our operating company in Georgia, for US$45 million, subject to VEON corporate approvals and regulatory approvals. The sale was completed on June 8, 2022 (see Note 9—Significant Transactions of our Audited Consolidated Financial Statements attached hereto).
Financing activities
VEON US$1,250 multi-currency revolving credit facility agreement
In February 2022, the maturity of the multi-currency revolving credit facility originally entered into in March 2021 for US$1,250 million (the “RCF”) was extended for one year until March 2025; two banks did not agree to extend, and therefore US$250 million will mature at the original maturity date in March 2024 and US$ 805 million will mature in March 2025.
In February 2022, VEON Holdings B.V. drew US$430 million under the RCF. Subject to the terms set out in the RCF, the outstanding balance can be rolled over until final maturity.
In March 2022, Alfa Bank (US$125 million commitment) and Raiffeisen Bank Russia (US$70 million commitment) notified the Agent under the RCF that as a result of new Russian regulatory requirements following a presidential decree, they could no longer participate in the RCF. As a result, their available commitments were cancelled and the total RCF size reduced from US$1,250 million to US$1,055 million. The drawn portion from Alfa Bank (US$43 million) was subsequently repaid in April 2022 and the drawn portion from Raiffeisen Bank Russia (US$24 million) was repaid in May 2022.
In April and May 2022, VEON Holdings B.V. received US$610 million following a utilization under the RCF. The remaining US$82 million was received in November. The RCF was fully drawn at year-end with US$1,055 million outstanding. As of December 31, 2022, the outstanding amounts have been rolled-over until April 2023, US$692 million, and May 2023, US$363 million. Subject to the terms set out in the RCF, these amount can be rolled until maturity. Refer to the section below, Key Developments after the year ended December 31, 2022, for further developments.
Financing activities other than RCF
In February 2022, VEON Holdings B.V. repaid its 7.50% Note of US$417 million originally maturing in March 2022.
In February 2022, VEON Holdings B.V. prepaid RUB 30 billion (US$396 million equivalent) of outstanding loans to VTB Bank originally maturing in July 2025.

In February 2022, VEON Finance Ireland DAC signed a RUB 30 billion (US$400 million equivalent) term loan facility with VTB Bank with a floating rate. This facility was guaranteed by VEON Holding B.V. and had a maturity of February 2029. The proceeds from this facility were used for general corporate purposes, including the financing of intercompany loans to VimpelCom.
In March 2022, Pakistan Mobile Communication Limited (“PMCL”) fully utilized the remaining PKR 40 billion (US$222 million equivalent) available under its existing credit line.
In March 2022 when VTB bank became subject to further sanctions, VEON Finance Ireland DAC prepaid its RUB 30 billion (US$259 million equivalent) term loan facility with VTB Bank in accordance with its terms, and the facility was cancelled.
In April 2022, VEON Finance Ireland DAC novated its Sberbank (RUB 45 billion (US$556 million equivalent)) and Alfa Bank (RUB 45 billion (US$556 million equivalent)) term loans totaling RUB 90 billion (US$1,112 million equivalent) to VimpelCom, resulting in the release of the former borrower, VEON Finance Ireland DAC and guarantor, VEON Holdings B.V., from their obligations.
In April 2022, PMCL signed a PKR 40 billion (US$217 million equivalent) syndicated loan with a ten-year maturity. The drawn amount under the facility is PKR 30 billion (US$156 million equivalent).
In April 2022, Banglalink signed a BDT 12 billion (US$139 million) syndicated loan with a five year maturity till April 2027. During May 2022, Banglalink utilized BDT 9 billion (US$103) of the syndicated loan which was partially used to fully repay its existing loan of BDT 3 billion (US$38 million). In July, August and September 2022, Banglalink fully utilized the remaining BDT 3 billion (US$32 million) under its BDT syndicated loan facility.
In March, April, May and June 2022, Kyivstar fully prepaid a UAH 1,350 million (US$46 million equivalent) loan with JSC CitiBank, a UAH 1,275 (US$44 million equivalent) million loan with JSC Credit Agricole, a UAH 1,677 million (US$57 million equivalent) loan with Alfa Bank, and also prepaid a portion of a UAH 1,250 million loan with OTP Bank (UAH 490 million (US$17 million equivalent)).
For a summary of all outstanding indebtedness as of December 31, 2022, please refer to —Liquidity and Capital Resources—Indebtedness and to Note 16 —Investments, Debt and Derivatives of our Audited Consolidated Financial Statements.
Other Developments
On February 24, 2022, a military conflict began between Russia and Ukraine and as of June 30, 2023 the conflict is still ongoing. Refer to Note 24—Basis of Preparation of the Consolidated Financial Statements of our Audited Consolidated Financial Statements for further details.
On March 31, 2022, Banglalink acquired additional spectrum for a fee of US$205 million payable in ten installments over eleven years, doubling its spectrum holding in Bangladesh. Banglalink acquired 40 MHz of spectrum from the 2,300 MHz band.
On April 12, 2022, Jazz signed a 2G/4G license renewal with the PTA for a fee of PKR 95 billion (US$486 million equivalent) for 15 years, of which 50% has been settled, and the remaining amount will be paid in five equal annual installments.
On April 12, 2022, VEON confirmed that on April 7, 2022 VEON received notification from the Listing Qualifications Department of NASDAQ that VEON was not in compliance with the minimum bid price requirement set forth in NASDAQ’s Listing Rule 5550(a)(2) (the “Minimum Bid Price”). Refer to — Key Developments after the year ended December 31, 2022 below and Note 23 — Events After the Reporting Period of our Audited Consolidated Financial Statements for further developments relating to our return to compliance with the Minimum Bid Price.
On July 1, 2022, equity-settled awards granted to key senior managers under the 2021 Deferred Shares Plan vested and on July 14, 2022, equity-settled awards granted to key directors under the 2021 Deferred Shares Plan vested. Subsequently, 2,659,740 shares in the Company were transferred to key senior managers and directors from shares held by a subsidiary of the Company during the three months ended September 30, 2022. Refer to Note 22—Related Parties of our Audited Consolidated Financial Statements attached hereto for further details.
On August 3, 2022, VEON announced that Banglalink reached an agreement with Bangladesh Telecommunications Company Limited (BTCL) to share its tower infrastructures with Banglalink.
On September 20, 2022, the VEON Board of Directors approved a share grant to the VEON Group Chief Executive Officer, Kaan Terzioglu, under the 2021 Deferred Shares Plan with a grant date of October 1, 2022. On October 1, 2022 1,569,

531 shares were transferred to Kaan Terzioglu under the 2021 Deferred Shares Plan. Refer to Note 22 —Related Parties of our Audited Consolidated Financial Statements attached hereto for further details.
On October 13, 2022, PMCL received a favorable decision from the Islamabad High Court regarding the outstanding litigation, the financial impact of which amounting to US$92 million was recorded as of December 31, 2022.
On October 14, 2022, VEON invited the Note holders of the 2023 Notes to contact VEON Ltd. in order to engage in discussions with these Note holders, with the aim to maintain a stable capital structure in the longer-term. On November 24, 2022, VEON announced the launch of a scheme of arrangement in England (the “Scheme”) via the issuance of a Practice Statement Letter to extend the maturity of the 2023 Notes by eight months from their respective maturity dates. On December 9, 2022, VEON issued a Supplemental Practice Statement Letter including an increase to the Amendment Fee as well as the inclusion of a put right (the “Put Right”) requiring the Company to repurchase the 2023 Notes in an aggregate amount of up to US$600 million. On December 26, 2022, VEON announced that the OFAC License was obtained for the Scheme meeting, which authorizes all noteholders (and their funds, fund managers, investment advisors or subadvisors), financial institutions, clearing and trading systems, trustees, paying and security agents, registrars, and other service providers, intermediaries, and third parties, to participate in (including, but not limited to, voting on) the Scheme, provided they are not precluded from doing so by law or regulation.
On October 18, 2022, equity-settled awards were granted to key senior managers under the 2021 Long-Term Incentive Plan. Refer to Note 22 —Related Parties of our Audited Consolidated Financial Statements attached hereto for further details.
On November 18, 2022, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") issued General License 54 authorizing all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. Refer to Note 23 and Note 24 of our Audited Consolidated Financial Statements attached hereto for further details.
Management Changes
On October 17, 2022, VEON announced the appointment of Matthieu Galvani as Chief Corporate Affairs Officer, effective immediately, and Mr. Galvani was also made a member of the Group Executive Committee (“GEC”).
On January 1, 2022, Victor Biryukov was appointed Group General Counsel and a member of the GEC. On November 1, 2022, Mr. Biryukov was appointed in a special capacity to manage the sale of the Russian operations.
A. Omiyinka Doris was appointed as Acting Group General Counsel and a member of the GEC from November 1, 2022.
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
On May 25, 2022 VEON announced that its Board of Directors and its Nominating and Corporate Governance Committee have recommended 11 individuals for the Board, including eight directors currently serving on the Board and three new members. The Board also announced that Gennady Gazin, Leonid Boguslavsky and Sergi Herrero did not put themselves up for re-election.
On June 29, 2022, at the Annual General Meeting, shareholders elected three new directors: Augie Fabela, Morten Lundal and Stan Miller as well as eight previously serving directors: Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting.
Key Developments after the year ended December 31, 2022
VEON’s Scheme of creditors
On January 31, 2023 VEON confirmed that, further to the announcement issued on January 30, 2023 regarding the Scheme Sanction Hearing, at which the Court made an order sanctioning the Scheme (the “Order”), the Order has been delivered to the Registrar of Companies. VEON announced that each of the conditions to the Scheme has been fulfilled in accordance with the terms of the Scheme (and therefore, the Scheme has become effective and binds the Company and all Scheme Creditors), including, among other things, the imposition of the Scheme Standstill, which will restrict 2023 Noteholders from taking Enforcement Action (and other related actions) in accordance with the terms described in the Scheme.
The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes will be amended to October and December 2023, respectively. On April 3, 2023, VEON announced that each of the conditions has been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders are entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right is granted requiring the Company to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the Put Option.
On April 20, 2023, VEON announced that the 2023 Notes accepted for repurchase pursuant to the 2023 Put Option were repurchased by the issuer, VEON Holdings B.V. and cancelled on April 26, 2023.
VEON US$1,250 million multi-currency revolving credit facility agreement
On April 20, 2023 and May 30, 2023, the outstanding amounts under RCF facility have been rolled-over until October, US$692 million and November, US$363 million, 2023.
Ukraine prepayment
In April 2023, Kyivstar fully prepaid its external debt which included a UAH 1,400 million (US$38 million) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21 million).
PMCL syndicated credit facility
Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 10 billion (US$41 million) under existing 40 billion facility through drawdown in January and April 2023.
U.S. Treasury expands general license to include both VEON Ltd. and VEON Holdings B.V.
On January 18, 2023, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) replaced the General License 54 originally issued on November 18, 2022 with General License 54A to now include both VEON Ltd. and VEON Holdings B.V. (VEON Holdings).
This general license authorizes all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. or VEON Holdings B.V. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. OFAC General License 54A applies to all debt and equity securities of VEON Ltd. or VEON Holdings B.V. that were issued before June 6, 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing, and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia.
VEON’s ratio change under its American Depositary Receipt (“ADR”) program and NASDAQ compliance
On February 6, 2023, VEON announced that its Board of Directors approved a change of ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”). The effective date of the Ratio Change was March 8, 2023.
As a result of the Ratio Change, the trading price of the Company’s ADSs is expected to automatically increase proportionally, but the Company can give no assurance that the ADS trading price following the Ratio Change will be at least equal to the ADS trading price before the Ratio Change multiplied by the new 25:1 ratio. On March 23, 2023, VEON was notified by NASDAQ that VEON had regained compliance with the Minimum Bid Price contained in Listing Rule 5550(a)(2). For further details refer to Note 23 of our Audited Consolidated Financial Statements.
VEON announced regulatory approval for sale of its Russian Operations.
On February 8, 2023, VEON announced that on February 7, 2023 the Sub-Commission of the Government Commission for Control over Foreign Investments in the Russian Federation issued its approval of the proposed sale of VEON’s Russian operations to certain senior members of the management of VimpelCom.

On April 15, 2023, OFAC issued a license authorizing U.S. persons to engage in all transactions ordinarily incident and necessary to the divestment of VimpelCom. In addition to this OFAC license, VEON has also determined that it has the requisite authorizations required by the UK and Bermudan authorities to proceed with the divestment of VimpelCom. VEON does not believe that a license is required from the EU to execute the sale and is seeking a no-license-required confirmation from the relevant EU authorities.
On May 30, 2023, VEON announced that it has submitted all necessary documentation to Euroclear, Clearstream and registrars for cancellation of VEON’s Eurobonds held by its subsidiary, PJSC VimpelCom. With this, the Company enters the final stages in the closing of the sale of VEON’s Russia operations, which was announced on November 24, 2022. According to the terms of the VEON Bonds (Notes), the registrar is required to cancel the VEON Bonds purchased by a subsidiary of VEON and surrendered to the registrar for cancellation.
Purchase of VEON Group Debt
As of June 30, 2023, VimpelCom independently commenced and concluded the purchase of US$1,572 million of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. Pursuant to the purchase in 2023 these Notes were reclassified to intercompany debt with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom has funded the purchase primarily by issuing new notes of longer maturity.
VEON Management increases ownership
On December 31, 2022, equity-settled awards granted to the Chief Internal Audit & Compliance Officer, Mr. Joop Brakenhoff, under the 2021 Deferred Share Plan vest. On February 21, 2023, VEON announced the completion of a further share transfer to GEC member, Group Chief Internal Audit & Compliance Officer, Joop Brakenhoff. A total of 104,047 shares vested as part of VEON’s Deferred Share Plan. Subsequently, 52,543 shares in the Company were transferred to Mr. Brakenhoff from shares held by a subsidiary of the Company and 51,504 shares were withheld to cover local withholding tax.
On April 14, 2023, VEON announced that equity-settled awards were grants to 5 members of VEON’s Group Executive Committee (GEC) under the STI Scheme (154,876 shares) and the LTIP (643,286 shares).
On July 1, 2023, 1,395,358 common shares granted to current and former members of VEON’s GEC vested as part of the 2021 Deferred Shares Plan. As of July 24, 2023, VEON had initiated the transfer of 32,976 ADSs, representing 824,400 common shares, to the respective executives.
On July 19, 2023, 10,444 ADSs, representing 261,100 common shares, were granted with immediate vesting to members of VEON’s GEC and 70,000 ADSs, representing 1,750,000 common shares, were granted with immediate vesting to current and former members of VEON’s Board. As of July 24, 2023, VEON had initiated the transfer of 70,444 ADSs, representing 1,761,100 common shares, to the respective executives and Board members.

Additionally, as of July 24, 2023, VEON had initiated the transfer of 24,727 ADSs, representing 618,175 common shares, to a former Board member in relation to a grant of 1,224,086 common shares that vested in June 2022 but for which transfer was delayed.

For each of the above transfers, a portion of the granted ADSs/common shares may have been withheld to cover tax obligations.

Changes in Key Senior Managers
On March 15, 2023, VEON announced the appointment of Joop Brakenhoff as Group Chief Financial Officer (CFO), effective from May 1, 2023. Mr. Brakenhoff replaced Serkan Okandan whose three-year contract as Group CFO expired at the end of April 2023. Mr. Okandan will continue to serve VEON as a special advisor to the Group CEO and CFO.
On June 16, 2023, VEON announced that Omiyinka Doris has been appointed Group General Counsel in a permanent capacity, effective June 1, 2023, and will continue to serve as a member of the GEC.
On July 19, 2023, VEON announced that Group Head of Portfolio Management, Dmitry Shvets, Group Chief People Officer, Michael Schulz and Group Chief Corporate Affairs Officer, Matthieu Galvani will be stepping down from their executive roles effective October 1, 2023.
Bangladesh Telecommunication Regulatory Commission (“BTRC”) regulatory audit report
On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76 million) which includes BDT 4,307 million (approximately US$40 million) for interest. The Company is currently reviewing the findings and Banglalink may challenge certain proposed penalties and interest which may result in adjustments to the final amount to be paid by Banglalink. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable.
Change in Board of Directors
On June 29, 2023, at its Annual General Meeting, VEON shareholders approved the Board recommended slate of seven directors, including six directors currently serving on the Board – Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting – and Kaan Terzioğlu, the Chief Executive Officer (CEO) of the VEON Group. The Board elected Morten Lundal as the Chair in its first meeting following the AGM.
Italy Tax Matter
On July 17, 2023, VEON signed an agreement with the Italy Tax Authorities for the settlement of an ongoing tax claim dispute which was fully provided for as of December 31, 2022.
Canadian Sanctions
On July 20, 2023, Canada imposed sanctions on a number of Russian mobile operators, including PJSC VimpelCom. Refer to Note 24 for further details.

Factors Affecting Comparability and Results of Operations
The Conflict Between Russia and Ukraine
The conflict between Russia and Ukraine has had a significant impact on our business. As the conflict commenced in February 2022 and is ongoing, we anticipate that our future results of operations will be adversely impacted and not comparable to past results of operations due to the volatility in foreign currency exchange rates, the potential loss of some customers in Ukraine, the impact of sanctions and export control restrictions and numerous other factors. Since the conflict began, we have faced and expect to continue to face challenges with our performance in Ukraine, which will be exacerbated as the conflict continues. Furthermore, if there is an extended continuation or further increase in the severity of the ongoing conflict between Russia and Ukraine, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Europe and/or the global economy and capital markets generally. These are highly uncertain times and it is not possible to predict with precision how certain developments will impact our results and operations, nor is it possible to execute comprehensive contingency planning in Ukraine due to the ongoing conflict and inherent danger in the country. See Item 3.D— Risk Factors—Market Risks—The ongoing conflict between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects outside of our Russian Operations.
Foreign Currency Translation
    Our Audited Consolidated Financial Statements are presented in U.S. dollars and in accordance with IAS 21, using the current rate method of currency translation with the U.S. dollar as the reporting currency. Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate will correlate to a weaker functional currency. The functional currencies of our Group are the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Uzbekistani som in Uzbekistan, and the Kazakhstani tenge in Kazakhstan. See Item 11—Quantitative and Qualitative Disclosures about Market Risk for a further discussion. For a discussion on risks associated with foreign currency translations related to the ongoing conflict between Russia and Ukraine see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.
Economic Trends
    As a global telecommunications company with operations in a number of markets, we are affected by a broad range of international economic developments. Unfavorable economic conditions may impact a significant number of our customers, which includes their spending patterns, both in terms of the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain mobile ARPUs at existing levels. Therefore, downturns in the economies of markets in which we operate or may operate in the future could also, among other things, increase our costs, prevent us from executing our business strategies, hurt our liquidity or prevent us to meet unexpected financial requirements. The ongoing conflict between Russia and Ukraine, and the responses of governments and multinational businesses to it, created critical challenges for our business and operations, significantly affected our operations and financial condition in 2022, and will likely continue to have a significant impact for the foreseeable future both in Ukraine and globally.

Furthermore, the increasing price for fossil fuels and rising inflation rates are expected to have broader adverse effects on many of the economies in which we operate and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. Sustained high levels of inflation or hyperinflation in Ukraine, in addition to deteriorating economic conditions as a result of the ongoing conflict with Russia, may create significant imbalances in the Ukraine economy and undermine any efforts the government is taking to create conditions that support economic growth in the wake of the conflict with Russia, which in turn may have an adverse impact on our results of operations. For more information regarding economic trends and how they affect our operations, see Item 3.D—Risk Factors—Market Risks.
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
For example, on July 1, 2021, we exercised our put option in Algeria to sell the entirety of our stake in our Algerian subsidiary to the Algerian National Investment Fund, Fonds National d’Investissement. In line with the requirements of IFRS 5, the Algerian business has become a discontinued operation, and was accounted for as an “Asset held for sale” commencing in the third quarter of 2021. As a result, the Algerian operations do not contribute to the comparison base or our actual reported numbers, without any change in the net economic value of this business. Furthermore, in December 2021, we concluded the sale of our network of approximately 15,400 mobile network towers in Russia to Service-Telecom for RUB 70.65 billion. We received a payment of RUB 64.4 billion at closing, and the balance of certain deferred amounts will be due and payable over the next three years, which allowed us to record a US$225 million gain including tax benefits for the year ended December 31, 2021. During 2022, we also sold our operating company in Georgia and entered into an agreement to sell our Russian Operations. The sale of our Georgia operating company was completed on June 8, 2022 (see Note 9—Significant Transactions of our Audited Consolidated Financial Statements) and as a result of the expected disposal of our Russian Operations, we classified them as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022, see Note 10—Held for Sale and Discontinued Operations to our Audited Consolidated Financial Statements for a more detailed discussion.

Execution of Business Strategies and Initiatives
In September 2019, we announced a strategy framework comprising of three vectors: infrastructure, digital operator and ventures. See Item 4A—History and Development of the Company for further information on what this strategic framework entails, and in the first quarter of 2021, we initiated a cost efficiency program called Project Optimum to cultivate a mindset of continuous efficiency building and an improvement of actual costs. Major saving initiatives since the launch of Project Optimum include bandwidth cost optimizations, content costs reduction through vendor negotiations and in-house development, network maintenance optimizations and the implementation of smart-metering solutions. In 2022, a total of 167 savings initiatives in Pakistan, Bangladesh, Kazakhstan and Uzbekistan contributed to considerable organic savings. Still, no assurances can be given for the achievement of intended results or further savings within the mentioned timeframes, though the impact of these initiatives are routinely reported in our investor communications.

Changes in Tax Regimes
Changes in tax regimes have the potential to affect our business and results of operations. For example, as a result of the changes in tax legislation in Kazakhstan that became effective on January 1, 2023, the withholding tax rate applicable to profit distributions from Kazakhstan to the Netherlands increased from 0% to 5%, which contributed to restrictions on the distributable profits at VEON Ltd. For a further discussion of the risks relating to VEON Ltd.’s ability to withdraw funds and dividends from our subsidiaries and operating companies, see Item 3.D—Risk Factors—Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.

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

Results of Operations

	Year ended December 31,
In millions of U.S. dollars	2022	2021*	2020*

Consolidated income statement data:
Service revenues	3,600	3,690	3,355
Sale of equipment and accessories	28	35	22
Other revenues	127	125	105
Total operating revenues	3,755	3,850	3,482

Other operating income	1	—	—

Service costs	(448)	(448)	(431)
Cost of equipment and accessories	(28)	(36)	(23)
Selling, general and administrative expenses	(1,533)	(1,526)	(1,403)
Depreciation	(557)	(605)	(553)
Amortization	(221)	(194)	(177)
Impairment (loss) / reversal	107	(27)	(62)
(Loss) / gain on disposal of non-current assets	(1)	9	(10)
(Loss) / gain on disposal of subsidiaries	88	—	—

Operating profit	1,163	1,023	823

Finance costs	(583)	(591)	(569)
Finance income	32	13	19
Other non-operating gain / (loss)	9	26	84
Net foreign exchange gain / (loss)	181	(7)	16
Profit / (loss) before tax	802	464	373

Income taxes	(69)	(344)	(279)
Profit / (loss) from continuing operations	733	120	94
Loss after tax from discontinued operations and disposals of discontinued operations	(742)	681	(410)
(Loss) / profit for the period	(9)	801	(316)

Attributable to:
The owners of the parent (continuing operations)	656	75	102
The owners of the parent (discontinued operations)	(818)	599	(451)
Non-controlling interest	153	127	33
	(9)	801	(316)
*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see Note 10–Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).
Total Operating Revenue

	Year ended December 31,
In millions of U.S. dollars, includes intersegment revenue	2022	2021	2020

Pakistan	1,285	1,408	1,233
Ukraine	971	1,055	933
Kazakhstan	636	569	479
Uzbekistan	233	194	198
Bangladesh	576	564	537
Others	66	81	125
HQ and eliminations	(12)	(21)	(23)

Total	3,755	3,850	3,482

    For the year ended December 31, 2022, our consolidated total operating revenue decreased to US$3,755 million as compared to US$3,850 million for the year ended December 31, 2021. This was a decrease of 2.5% primarily due to currency depreciation in countries where we operate. At a constant currency level year on year there was an increase in service revenue driven by increased 4G penetration, content revenue and higher customer base in Pakistan coupled with the mobile data growth in Ukraine, Kazakhstan, Bangladesh and Uzbekistan operations. This organic growth was offset by the depreciating currencies in the countries where we operate. For further details, please refer to —Results of our Reportable Segments below.
For the year ended December 31, 2021, our consolidated total operating revenue increased to US$3,850 million as compared to US$3,482 million for the year ended December 31, 2020. This was an increase of 10.6% primarily due to higher mobile data revenue in Pakistan that was driven by increased 4G penetration and an increase in our data customer base, continued growth in mobile data revenue in Ukraine, Bangladesh and Kazakhstan, and an increase in financial services revenue in Kazakhstan and Pakistan. For further details, please refer to Item 5—Operating and Financial Review and Prospects—Reportable Segments in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on April 29, 2022.
Operating Profit
    For the year ended December 31, 2022, our consolidated operating profit increased to US$1,163 million as compared to US$1,023 million for the year ended December 31, 2021.
    For the year ended December 31, 2021, our consolidated operating profit increased to US$1,023 million compared to US$823 million for the year ended December 31, 2020 primarily due to higher revenues.
Non-Operating Profits And Losses
Finance Costs
    For the year ended December 31, 2022, our consolidated finance costs were US$583 million as compared to US$591 million for the year ended December 31, 2021. This was a decrease of 1.4% that was primarily driven by a decrease in borrowings.
For the year ended December 31, 2021, our consolidated finance costs were US$591 million as compared to US$569 million for the year ended December 31, 2020. This was an increase of 3.9% that was primarily driven by increased borrowings.
Finance Income
    For the year ended December 31, 2022, our consolidated finance income was US$32 million as compared to US$13 million for the year ended December 31, 2021. This was an increase of 146.2% that was primarily due to higher short-term deposit balances held in our accounts and increases in interest rates.
For the year ended December 31, 2021, our consolidated finance income was US$13 million as compared to US$19 million in 2020. This was a decrease of 31.6% primarily due to lower cash and deposit balances and partially due to currency devaluation on cash and deposits in the local currencies of our operating companies.
Other Non-Operating Gain / (Loss)
    For the year ended December 31, 2022, we recorded other non-operating gains of US$9 million as compared to a non-operating gain of US$26 million for the year ended December 31, 2021.This decrease was mainly driven by a gain on money market fund classified as cash and cash equivalents.

For the year ended December 31, 2021, we recorded another non-operating gain of US$26 million as compared to a non-operating gain of US$84 million for the year ended December 31, 2020. The driver for this decrease related to non-operating gains in 2021 as follows: (1) a revaluation of contingent consideration liability; and (2) a gain upon reaching a settlement in connection with the dispute concerning the sale of Telecel Globe Limited. For more information on these items please refer to Note 16—Investments, Debt and Derivatives and Note 7—Provisions and Contingent Liabilities respectively of our Audited Consolidated Financial Statements.

Net Foreign Exchange Gain / (Loss)
    For the year ended December 31, 2022, we recorded a net foreign exchange gain of US$181 million as compared to a net foreign exchange loss of US$7 million for the year ended December 31, 2021. This change was primarily due to the fluctuation in the value of the Russian ruble against the U.S. dollar that resulted in the gain on our loans denominated in Russian ruble, which was partially offset by the impact of the deterioration in the value of the Pakistani rupee and Bangladeshi taka against the U.S. dollar in 2022. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.
For the year ended December 31, 2021, we recorded a loss net foreign exchange loss of US$7 million as compared to a net foreign exchange gain of US$16 million for the year ended December 31, 2020. The change was primarily due to a deterioration in the value of the Pakistani rupee against the U.S. dollar in 2021, which had a negative impact on profit or loss upon translation of U.S. dollar-denominated monetary liabilities, such as trade payables and debt.
Income Tax Expense
    For the year ended December 31, 2022, our consolidated income tax expense decreased by 79.9% to US$69 million as compared to US$344 million for the year ended December 31, 2021. For more information regarding the factors affecting our total income tax expenses, please refer to Note 8—Income Taxes of our Audited Consolidated Financial Statements attached hereto.
For the year ended December 31, 2021, our consolidated income tax expense increased by 23.3% to US$344 million compared to US$279 million in 2020. For more information regarding the factors affecting our total income tax expenses, please refer to Note 8—Income Taxes of our Audited Consolidated Financial Statements.
Profit / (Loss) after Tax from Discontinued Operations
For the year ended December 31, 2022, we recorded a loss after tax from discontinued operations of US$742 million as compared to a profit after tax from discontinued operations of US$681 million for the year ended December 31, 2021. The year on year change is mainly associated with the loss of US$722 million recognized during the year 2022 on sale of our Algerian operations and loss after tax on Russian Operations of US$202 million, which includes an impairment of US$446 million recognized in 2022, compared to the profit after tax in our Russian Operations for the year 2021 that included a gain of US$101 million relating to sale of towers in Russia. Please refer to Note 9 —Significant transactions of our Audited Consolidated Financial Statements attached hereto.
For the year ended December 31, 2021, we recorded a profit after tax from discontinued operations of US$681 million as compared to a loss after tax from discontinued operations of US$410 million for the year ended December 31, 2020. The increase was mainly due to profit after tax from our Russia operations (now classified as held for sale), while the 2020 loss for Russian Operations of US$489 million included an impairment charge of US$723 million impairment resulting from the impact of a weaker Russian ruble and the negative impact of the COVID-19 pandemic on consumer spending. Likewise the Algerian 2020 results were adversely impacted by the economic slowdown caused by the COVID-19 pandemic. For a discussion of the sale of our Algeria and Russia operations, please refer to Note 10 —Held for sale and discontinued operations of our Audited Consolidated Financial Statements attached hereto.
Profit / (Loss) For The Period Attributable To The Owners Of The Parent From Continuing Operations
    For the year ended December 31, 2022, we recorded a profit attributable to the owners of the parent from continuing operations of US$656 million as compared to US$75 million in 2021, that was mainly due to a decrease in operating profit as offset by the decrease in consolidated income tax expense and increase in net foreign exchange gain as discussed above.
For the year ended December 31, 2021, we recorded a profit attributable to the owners of the parent from continuing operations of US$75 million as compared to a loss attributable to the owners of the parent from continuing operations of US$102 million in 2020, that was mainly due to an increase in operating profit in 2021 as compared to 2020 as discussed above.

Profit / (Loss) For The Period Attributable To Non-Controlling Interest
    For the year ended December 31, 2022, we recorded a profit attributable to non-controlling interest of US$153 million as compared to a profit of US$127 million for the year ended December 31, 2021, which was mainly driven by an increase in operating profit of our discontinued operations in Algeria.
For the year ended December 31, 2021, we recorded a profit attributable to non-controlling interest of US$127 million as compared to a profit of US$33 million for the year ended December 31, 2020, which was mainly driven by an increase in operating profit for our discontinued operations in Algeria.
Adjusted EBITDA

In millions of U.S. dollars	Year ended December 31,
	2022	2021	2020

Pakistan	654	643	612
Ukraine	575	704	630
Kazakhstan	322	307	265
Uzbekistan	124	89	68
Bangladesh	210	235	228
Others	26	41	22
HQ and eliminations	(164)	(179)	(200)

Total	1,747	1,840	1,625
    For the year ended December 31, 2022, our total Adjusted EBITDA was US$1,747 million as compared to US$1,840 million for the year ended December 31, 2021. This was a decrease of (5.1)% that was mainly due to lower operating revenue as discussed above, as well as higher operating costs owing to the significant increase in energy prices in our Pakistan, Ukraine and Bangladesh operations coupled with higher technical support costs.
For the year ended December 31, 2021, our total Adjusted EBITDA was US$1,840 million as compared to US$1,625 million for the year ended December 31, 2020. This was an increase of 13.2% mainly due to higher revenues as discussed above as well as lower marketing costs and a favorable change in the tax regime in Bangladesh, which was partially offset by an increase in advisory costs in Pakistan and Bangladesh and local currency devaluation against the U.S. dollar in 2021.
For more information on how we calculate Adjusted EBITDA and for the reconciliation of consolidated profit / (loss) before tax from continuing operations, the most directly comparable IFRS financial measure, to Adjusted EBITDA, for the years ended December 31, 2022, 2021 and 2020, please refer to the table below.

In millions of U.S. dollars	2022	2021	2020

Profit / (loss) before tax from continuing operations	802	464	373

Depreciation	557	605	553
Amortization	221	194	177
Impairment loss / (reversal)	(107)	27	62
(Gain) / loss on disposal of non-current assets	1	(9)	10
(Gain) / loss on disposal of subsidiaries	(88)	—	—
Finance costs	583	591	569
Finance income	(32)	(13)	(19)
Other non-operating (gain) / loss	(9)	(26)	(84)
Net foreign exchange (gain) / loss	(181)	7	(16)

Total Adjusted EBITDA	1,747	1,840	1,625

Results of our Reportable Segments
Pakistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	1,285	1,408	1,233		-8.7%		14.2%
Mobile service revenue	1,169	1,285	1,134		-9.0%		13.3%
- of which mobile data	521	534	426		-2.4%		25.4%
Sales of equipment, accessories and other	116	123	99		-5.7%		24.2%
Operating expenses	631	765	620		-17.5%		23.4%
Adjusted EBITDA	654	643	612		1.7%		5.1%
Adjusted EBITDA margin	50.9%	45.7%	49.6%	5.2	pp	-3.9	pp

Results of Operations in PKR

	Year ended December 31,
In millions of PKR (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	261,621	228,927	199,280		14.3%		14.9%
Mobile service revenue	238,084	208,923	183,367		14.0%		13.9%
- of which mobile data	105,960	86,977	68,965		21.8%		26.1%
Sales of equipment, accessories and other	23,537	20,004	15,913		17.7%		25.7%
Operating expenses	127,574	124,360	100,092		2.6%		24.2%
Adjusted EBITDA	134,047	104,567	99,188		28.2%		5.4%
Adjusted EBITDA margin	51.2%	45.7%	49.8%	5.6	pp	-4.1	pp

Selected Performance Indicators

	Year ended December 31,
	2022	2021	2020	‘21-22 % change	‘20-21 % change

Mobile
Customers in millions	73.7	72.6	66.4	1.5%	9.3%
Mobile data customers in millions	52.8	50.9	44.0	3.7%	15.7%
ARPU in US$	1.3	1.5	1.5	-13.3%	0.0%
ARPU in PKR	269.0	248.0	239.0	8.5%	3.8%

Total Operating Revenue
    For the year ended December 31, 2022, our Pakistan total operating revenue decreased by 8.7% (in US$ terms) and increased by 14.3% (in local currency terms), as compared to the year ended December 31, 2021. This change is mainly due to increased 4G penetration, higher customer base and higher volume content services relating to application to person product that generated a growth in mobile data revenue along with the one-off SIM issuance tax release. This organic local currency increase was offset by the deterioration in Pakistani rupee during the year 2022.
Adjusted EBITDA
For the year ended December 31, 2022, our Pakistan Adjusted EBITDA increased by 1.7% (in US$ terms) and by 28.2% (in local currency terms), as compared to the year ended December 31, 2021. This change is primarily attributable to higher revenues (in local currency terms) as discussed above partially offset by increased operational expenses associated with general and administrative and structural operating costs owing to higher energy prices and increased marketing cost as well as the positive impact of one-off Pakistan SIM tax reversals. The deterioration of Pakistani rupee was the main reason for year-on-year change in US$ terms that offset the positive local currency growth in EBITDA during 2022.

Number of Mobile Customers
As of December 31, 2022, we had 73.7 million mobile customers in Pakistan, representing an increase of 1.5% as compared to December 31, 2021. This was driven primarily by growth in our mobile data customers, which increased by 3.7% over the same period. The increase was mainly due to the continued expansion of our 4G data network in Pakistan.
Mobile ARPU
    For the year ended December 31, 2022, our mobile ARPU in Pakistan was lower as compared to 2021 by 13.3% (in US$ terms) due to devaluation of the PKR against US$, and increased by 8.5% (in local currency terms). These changes are mainly the result of an increase in mobile data revenues as discussed above.

Ukraine
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	971	1,055	933		-8.0%		13.1%
Mobile service revenue	906	980	869		-7.6%		12.8%
- of which mobile data	527	590	489		-10.7%		20.7%
Fixed-line service revenue	59	68	59		-13.2%		15.3%
Sales of equipment, accessories and other	6	7	5		-14.3%		40.0%
Operating expenses	396	351	303		12.8%		15.8%
Adjusted EBITDA	575	704	630		-18.3%		11.7%
Adjusted EBITDA margin	59.2%	66.7%	67.5%	-7.5	pp	-0.8	pp

Results of Operations in UAH

	Year ended December 31,
In millions of UAH (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	31,092	28,748	25,158		8.2%		14.3%
Mobile service revenue	29,014	26,712	23,418		8.6%		14.1%
- of which mobile data	16,837	16,092	13,191		4.6%		22.0%
Fixed-line service revenue	1,879	1,859	1,602		1.1%		16.0%
Sales of equipment, accessories and other	198	176	138		12.5%		27.5%
Operating expenses	12,795	9,556	8,181		33.9%		16.8%
Adjusted EBITDA	18,301	19,196	16,979		-4.7%		13.1%
Adjusted EBITDA margin	58.9%	66.8%	67.5%	-7.9	pp	-0.7	pp

Selected Performance Indicators

	Year ended December 31,
	2022	2021	2020	‘21-22 % change	‘20-21 % change
Mobile
Customers in millions	24.8	26.2	25.9	-5.3%	1.2%
Mobile data customers in millions	17.5	18.5	17.1	-5.4%	8.2%
ARPU in US$	3.0	3.1	2.8	-3.2%	10.7%
ARPU in UAH	95.0	85.0	75.0	11.8%	13.3%

Total Operating Revenue
    For the year ended December 31, 2022, our Ukraine total operating revenue decreased by 8.0% (in US$ terms) and increased by 8.2% (in local currency terms) as compared to the year ended December 31, 2021. The change in local currency terms is primarily due to changes in tariff plans and higher international interconnect usage and roaming traffic which was in turn offset by the loss of customers as a result of the ongoing conflict in Ukraine. US$ change is mainly driven by deterioration of local currency against US$ in 2022.
Adjusted EBITDA
    For the year ended December 31, 2022, our Ukraine Adjusted EBITDA decreased by 18.3% (in US$ terms) and by 4.7% (in local currency terms) as compared to the year ended December 31, 2021. This change is primarily due to the increase in our total operating revenue (as discussed above), which was offset by higher energy costs (as a result of a significant increase in prices) and increased personnel costs (as a result of higher additional compensation owing to the ongoing conflict).

Number of Mobile Customers
    As of December 31, 2022, we had 24.8 million mobile customers in Ukraine representing a decrease of 5.3% year-on-year. This change is primarily due to a loss of subscribers as a result of the ongoing conflict in Ukraine.
Mobile ARPU
    For the year ended December 31, 2022, our mobile ARPU in Ukraine decreased by 3.2% (in US$ terms) and increased by 11.8% (in local currency terms). These changes are primarily due to a growth in mobile data consumption and a loss of subscribers that resulted in a lower baseline for calculation of ARPU during 2022.
Kazakhstan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	636	569	479		11.8%		18.8%
Mobile service revenue	497	459	392		8.3%		17.1%
- of which mobile data	293	265	199		10.6%		33.2%
Fixed-line service revenue	116	91	78		27.5%		16.7%
Sales of equipment, accessories and other	23	19	9		21.1%		111.1%
Operating expenses	316	262	214		20.6%		22.4%
Adjusted EBITDA	322	307	265		4.9%		15.8%
Adjusted EBITDA margin	50.6%	54.0%	55.3%	-3.3	pp	-1.3	pp

Results of Operations in KZT

	Year ended December 31,
In millions of KZT (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	293,057	242,509	197,775		20.8%		22.6%
Mobile service revenue	228,084	195,583	161,873		16.6%		20.8%
- of which mobile data	134,484	113,045	82,383		19.0%		37.2%
Fixed-line service revenue	54,312	38,676	32,198		40.4%		20.1%
Sales of equipment, accessories and other	10,661	8,250	3,704		29.2%		122.7%
Operating expenses	145,351	111,449	88,403		30.4%		26.1%
Adjusted EBITDA	147,784	131,060	109,373		12.8%		19.8%
Adjusted EBITDA margin	50.4%	54.0%	55.3%	-3.6	pp	-1.3	pp

Selected Performance Indicators

	Year ended December 31,
	2022	2021	2020	‘21-22 % change	‘20-21 % change

Mobile
Customers in millions	10.6	9.9	9.5	7.1%	4.2%
Mobile data customers in millions	8.6	7.9	7.2	8.9%	9.7%
ARPU in US$	4.0	3.9	3.3	2.6%	18.2%
ARPU in KZT	1,844.0	1,671.0	1,364.0	10.4%	22.5%

Total Operating Revenue
    For the year ended December 31, 2022, our Kazakhstan total operating revenue increased by 11.8% (in US$ terms) and increased by 20.8% (in local currency terms) as compared to the year ended December 31, 2021. These changes were primarily driven by higher data usage and 4G subscribers, higher fixed line services usage and repricing during the year 2022.
Adjusted EBITDA
    For the year ended December 31, 2022, our Kazakhstan Adjusted EBITDA increased by 4.9% in (US$ terms) and increased by 12.8% (in local currency terms) as compared to the year ended December 31, 2021. These changes are primarily due to higher total operating revenue as described above. The increase was partially offset by increased marketing spend, and higher number of FTEs.
Number of Mobile Customers
    As of December 31, 2022, we had 10.6 million mobile customers in Kazakhstan representing an increase of 7.1% as compared to December 31, 2021. This increase was driven by growth in mobile data customers which increased by 8.9% over the reporting period as a result of improved mobile data services and the continuous expansion of our 4G network.
Mobile ARPU
    For the year ended December 31, 2022, our mobile ARPU in Kazakhstan increased by 2.6% (in USD terms) and increased by 10.4% (in local currency terms) as compared to the year ended December 31, 2021. This increase is primarily due to the rise in the demand for mobile data due to the growth in our 4G customer base and digital services.
Uzbekistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	233	194	198		20.1%		-2.0%
Mobile service revenue	232	193	196		20.2%		-1.5%
- of which mobile data	159	122	111		30.3%		9.9%
Fixed-line service revenue	1	1	1		-16.9%		-11.0%
Sales of equipment, accessories and other	—	—	1		0.0%		-100.0%
Operating expenses	109	105	130		3.8%		-19.2%
Adjusted EBITDA	124	89	68		39.3%		30.9%
Adjusted EBITDA margin	53.2%	45.9%	34.3%	7.3	pp	11.6	pp

Results of Operations in UZS

	Year ended December 31,
In millions of UZS (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	2,575,184	2,056,545	1,985,465		25.2%		3.6%
Mobile service revenue	2,563,793	2,043,366	1,966,778		25.5%		3.9%
- of which mobile data	1,762,342	1,298,999	1,114,049		35.7%		16.6%
Fixed-line service revenue	8,169	9,404	11,489		-13.1%		-18.1%
Sales of equipment, accessories and other	3,223	3,774	7,198		-14.6%		-47.6%
Operating expenses	1,210,233	1,112,252	1,307,334		8.8%		-14.9%
Adjusted EBITDA	1,371,642	944,432	679,613		45.2%		39.0%
Adjusted EBITDA margin	53.3%	45.9%	34.2%	7.3	pp	11.7	pp

Selected Performance Indicators

	Year ended December 31,
	2022	2021	2020	‘21-22 % change	‘20-21 % change

Mobile
Customers in millions	8.4	7.1	6.8	18.3%	4.4%
Mobile data customers in millions	7.2	5.7	4.8	26.3%	18.8%
ARPU in US$	2.5	2.3	2.2	8.7%	4.5%
ARPU in UZS	27,228	24,217	21,758	12.4%	11.3%

Total Operating Revenue
    For the year ended December 31, 2022, our Uzbekistan total operating revenue increased by 20.1% (in US$ terms) and increased by 25.2% (in local currency terms) as compared to the year ended December 31, 2021. These increases are primarily due to a higher subscriber base, higher interconnect rates, and lower excise tax rate.
Adjusted EBITDA
    For the year ended December 31, 2022, our Adjusted EBITDA in Uzbekistan increased by 39.3% (in US$ terms) and increased by 45.2% (in local currency terms) as compared to the year ended December 31, 2021. These increases are due to higher revenues as discussed above along with a reversal of a property tax provision in selling and administrative cost that was partially offset by the higher technology and marketing costs during the year 2022.
Number of Mobile Customers
    As of December 31, 2022, the number of mobile customers in Uzbekistan increased by 18.3% to 8.4 million. This increase was primarily driven by growth in our mobile data customers which increased by 26.3% as compared to December 31, 2021 (mainly due to the continued expansion of our 4G network in Uzbekistan).
Mobile ARPU
    For the year ended December 31, 2022, our mobile ARPU in Uzbekistan increased by 8.7% (in US$ terms) and increased by 12.4% (in local currency terms) as compared to December 31, 2021. These increases are primarily attributable to growth in our mobile data customer base and focus on high value customers.

Bangladesh
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	576	564	537		2.1%		5.0%
Mobile service revenue	566	553	527		2.4%		4.9%
- of which mobile data	184	160	133		15.0%		20.3%
Sales of equipment, accessories and other	10	11	10		-9.1%		10.0%
Operating expenses	366	329	310		11.2%		6.1%
Adjusted EBITDA	210	235	228		-10.6%		3.1%
Adjusted EBITDA margin	36.5%	41.7%	42.5%	-5.2	pp	-0.8	pp

Results of Operations in BDT

	Year ended December 31,
In millions of BDT (except as indicated)	2022	2021	2020		‘21-22 % change		‘20-21 % change

Total operating revenue	53,742	47,941	45,601		12.1%		5.1%
Mobile service revenue	52,819	47,050	44,726		12.3%		5.2%
- of which mobile data	17,277	13,647	11,286		26.6%		20.9%
Sales of equipment, accessories and other	923	891	875		3.6%		1.8%
Operating expenses	34,188	27,975	26,286		22.2%		6.4%
Adjusted EBITDA	19,554	19,966	19,315		-2.1%		3.4%
Adjusted EBITDA margin	36.4%	41.6%	42.4%	-5.3	pp	-0.8	pp

Selected Performance Indicators

	Year ended December 31,
	2022	2021	2020	‘21-22 % change	‘20-21 % change

Mobile
Customers in millions	37.6	35.1	33.2	7.1%	5.7%
Mobile data customers in millions	24.4	22.1	19.9	10.4%	11.1%
ARPU in US$	1.3	1.3	1.3	0.0%	0.0%
ARPU in BDT	119.7	115.0	111.0	4.1%	3.6%

Total Operating Revenue
    For the year ended December 31, 2022, our Bangladesh total operating revenue increased by 2.1% (in US$ terms) and increased by 12.1% (in local currency terms) as compared to the year ended December 31, 2021. This was primarily due to an increase in mobile data revenue which is attributed to personalized data offers that increased our 4G user base and the demand for data, as well as an increase in voice revenue.
Adjusted EBITDA
    For the year ended December 31, 2022, our Bangladesh Adjusted EBITDA decreased by 10.6% (in US$ terms) and decreased by 2.1% (in local currency terms) as compared to the year ended December 31, 2021. This was mainly due to increase in marketing, personnel and technology costs, coupled with reclassification of operating minimum taxes into income tax lines in 2021, which were reported in selling, general and administrative expenses in 2022.

Number of Mobile Customers
    As of December 31, 2022, the number of mobile customers in Bangladesh increased by 7.1% to 37.6 million as compared to December 31, 2021. This was primarily driven by growth in mobile data customers, which increased by 10.4% as compared to 2021, which was primarily due to our continued investment in the 4G network and focus on growing our 4G user base.
Mobile ARPU
    For the year ended December 31, 2022, our mobile ARPU in Bangladesh remained stable in US$ terms and increased by 4.1% in local currency terms as compared to December 31, 2021. This was primarily driven by growth in mobile data and voice revenue and as described above.
Liquidity and Capital Resources
Working Capital
    As of December 31, 2022, we had negative working capital of US$664 million, compared to negative working capital of US$830 million as of December 31, 2021. Working capital is defined as current assets less current liabilities. The change was primarily due to an increase in cash and cash equivalents as compared to 2021 mainly as a result of proceeds from sale of Algeria operations which was partially offset by the decreased trade and other receivables when compared to 2021.
    Our working capital is monitored on a regular basis by management. Our management expects to repay our debt, as it becomes due, from our operating cash flows or refinanced through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements. For a further discussion of our liquidity profile and the impact of the conflict between Russia and Ukraine, see —Future Liquidity and Capital Requirements below.
The consolidated financial statements included in this Annual Report on Form 20-F have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, the consolidated financial statements included in this Annual Report on Form 20-F do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. See Note 24—Basis of Preparation of the Consolidated Financial Statements of our Audited Consolidated Financial Statements for a further discussion on our going concern disclosure.
Consolidated Cash Flow Summary

(In millions of U.S. dollars)	2022	2021*	2020*

Net cash flows from operating activities from continuing operations	933	961	844
Net cash flows from operating activities from discontinued operations	1,624	1,677	1,599
Net cash flows from / (used in) investing activities from continuing operations	(1,057)	(967)	(816)
Net cash flows from / (used in) investing activities from discontinued operations	(599)	(213)	(1,050)
Net cash flows from / (used in) financing activities from continuing operations	456	(192)	174
Net cash flows from / (used in) financing activities from discontinued operations	(340)	(552)	(277)

Net increase / (decrease) in cash and cash equivalents	1,017	714	474

Net foreign exchange difference related to continuing operations	(95)	(18)	(51)

Net foreign exchange difference related to discontinued operations	(21)	(5)	—

Cash and cash equivalent classified as held for sale	(33)	(113)	—

Cash and cash equivalent at beginning of period	2,239	1,661	1,238

Cash and cash equivalents at end of period, net of overdraft	3,107	2,239	1,661
*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see Note 10–Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).

For more details, see Consolidated Statement of Cash Flows in our Audited Consolidated Financial Statements.
Operating Activities
For the year ended December 31, 2022, net cash flows from operating activities decreased to US$933 million from US$961 million for the year ended December 31, 2021. The decrease was primarily attributable to lower group EBITDA and an improvement in working capital as compared to 2021.
For the year ended December 31, 2021, net cash flows from operating activities increased to US$961 million from US$844 million for the year ended December 31, 2020. The increase was mainly due to an increased group EBITDA as well as improved working capital position during 2021 compared to 2020.
Investing Activities
    For the year ended December 31, 2022, net cash outflow from investing activities was US$1,057 million compared to net cash outflow of US$967 million for the year ended December 31, 2021. This increase was primarily relating to increased capital expenditures due to acceleration of our investment in 4G networks. Furthermore there was year on year decrease in the proceeds from sale of subsidiaries (US$682 million relating to Algeria received during 2022 compared to the proceeds of US$861 million from the sale of our tower assets in Russia received in 2021). Our total payments for the purchase of property, equipment and intangible assets amounted to US$634 million in 2022 compared to US$699 million in 2021.
For the year ended December 31, 2021, we recorded an outflow of US$967 million from investing activities, compared to an outflow of US$816 million for the year ended December 31, 2020. This decrease was mainly due to proceeds received from the sale of our towers assets in Russia. Our total payments for the purchase of property, equipment and intangible assets amounted to US$858 million in 2021 compared to US$682 million in 2020.
Financing Activities
    For the year ended December 31, 2022, net cash inflow from financing activities was US$456 million compared to net cash outflow of US$192 million for the year ended December 31, 2021. The higher net cash inflow from financing activities in 2022 was mainly driven by drawing down our RCF in full during 2022 while retaining significant amounts of cash available on the balance sheet to manage our liquidity, as well as net inflow from other bank loans and bonds, among others in Pakistan, which was partially offset by lease payments and repayments of loans. The net outflow from financing activities from 2021 was mainly driven by the acquisition of non-controlling interests in PMCL and lease payments which are partially offset by net inflow from bank loans and bonds.
For the year ended December 31, 2021, net cash outflow for financing activities was US$192 million compared to net cash inflow of US$174 million for the year ended December 31, 2020. The change of net cash flows used for financing activities was mainly driven by higher lease payments and the acquisition of non-controlling interests in PMCL during 2021.

Indebtedness
    As of December 31, 2022, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$6,670 million, compared to US$7,595 million as of December 31, 2021. During 2022 US$1.2 billion of RUB denominated loans were novated from VEON Finance Ireland DAC to PJSC VimpelCom and are part of liabilities classified as held-for-sale as of December 31, 2022.

As of December 31, 2022, our debt does not include any overdrawn bank accounts related to our cash-pooling program.

    As of December 31, 2022, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (US$ mln)	Maturity date

VEON Holdings B.V.	Notes	5.95%	USD	529	529	02.13.2023
VEON Holdings B.V.	Revolving Credit Facility	SOFR + 1.7%	USD	692	692	04.20.2023
VEON Holdings B.V.	Notes	7.25%	USD	700	700	04.26.2023
VEON Holdings B.V.	Revolving Credit Facility	SOFR + 1.7%	USD	363	363	05.30.2023
VEON Holdings B.V.	Notes	4.95%	USD	533	533	06.16.2024
VEON Holdings B.V.	Notes	4.00%	USD	1,000	1,000	04.09.2025
VEON Holdings B.V.	Notes	6.30%	RUB	20,000	284	06.18.2025
VEON Holdings B.V.	Notes	6.50%	RUB	10,000	143	09.11.2025
VEON Holdings B.V.	Notes	8.13%	RUB	20,000	284	09.16.2026
VEON Holdings B.V.	Notes	3.38%	USD	1,250	1,250	11.25.2027
VEON Holdings B.V. Total					5,778
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	33,848	149	09.02.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	14,369	63	09.02.2026
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	15,000	66	05.18.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.60%	PKR	50,000	221	07.05.2031
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	30,000	132	04.19.2032
PMCL	Others				31
Pakistan Mobile Communications Limited Total					662
PJSC Kyivstar	Loan from OTP Bank	10.15%	UAH	760	21	12.22.2023
PJSC Kyivstar	Loan from Raiffeisen Bank	11.00%	UAH	1,400	38	11.26.2025
PJSC Kyivstar Total					59
Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	11,370	110	04.26.2027
Other					14
Banglalink Digital Communications Ltd. Total					124
Other entities	Cash-pool overdrawn accounts and other				47

Total VEON					6,670
We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
The following table reflects our financial liabilities, net of derivative assets, classified further by maturity date, as of December 31, 2022.

(In millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Bank loans and bonds	2,796	2,671	2,013	351	7,831
Lease liabilities	95	423	327	402	1,247
Purchase obligations	285	—	—	—	285

Total financial liabilities, net of derivative assets	3,176	3,094	2,340	753	9,363
For further discussion of these contractual obligations, please refer to Note 12—Property and Equipment, Note 13—Intangible Assets, Note 16—Investments, Debt and Derivatives and Note 18—Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
For additional information on our outstanding indebtedness, please refer to Note 16—Investments, Debt and Derivatives of our Audited Consolidated Financial Statements attached hereto and —Key Developments after the year ended December 31, 2022—Purchase of VEON Group Debt. For a description of some of the risks associated with certain of our indebtedness, see Item 3.D—Risk Factors—Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.

Cash Subject to Currency and Contractual Restrictions
Following the onset of the conflict between Russia and Ukraine, our ability to exchange U.S. dollars and other currencies into Russian rubles was adversely impacted due to certain restrictions imposed on Russian financial institutions, Russian counter-measures and the instability of the Russian financial sector in general. In light of these difficulties, we implemented the Scheme. For information on the Scheme, see —Key Developments after the year ended December 31, 2022—VEON’s Scheme of creditors. For more information on these risks, see Item 3.D—Risk Factors—Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.
Future Liquidity and Capital Requirements
    Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.
    In 2022, our capital expenditures (excluding licenses and right-of-use assets) were US$841 million compared to US$806 million in 2021 and US$776 million in 2020. These investments related to upgrades and expansions of high-speed data networks across all our countries of operations.

    While our medium-term plan for capital expenditures (excluding licenses and right-of-use assets) is to invest in high-speed data networks to continue to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Pakistan, Ukraine and Bangladesh, and upgrade of our 3G networks in Bangladesh, the ongoing conflict in Russia and Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing conflict between Russia and Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
    Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will continue to come from:
•cash we currently hold;
•operating cash flows;
•proceeds of assets classified as held for sale;
•borrowings under syndicated bank financings, including credit lines currently available to us; and

•issuances of debt securities on local and international capital markets, with international capital markets expected to be reestablished as a viable funding source following the sale of our Russian Operations.
    Following the onset of the conflict between Russia and Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to expected lower revenues in Ukraine, the significant volatility of the Russian ruble, sanctions in relation to the conflict and tightened currency controls within Ukraine. The availability of external financing depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the financial position of international and local banks, the willingness of international and local banks to lend to our companies and the liquidity and strength of international and local capital markets. Due to the adverse impact the ongoing conflict between Russia and Ukraine has had on us, including credit rating agencies withdrawing their ratings of VEON after first downgrading VEON, the terms of such external financing may be less favorable than our existing financing, including due to the reputational harm we have suffered. See —Item 3.D.—Risk Factors—Market Risks—We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine.
As of December 31, 2022, we had an undrawn amount of US$44 million under the existing PMCL Term facility. For additional information on our outstanding indebtedness, please refer to Note 18—Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. On December 31, 2022, VEON had approximately US$2.5 billion of cash held at the level of its headquarters (“HQ”) in Amsterdam, which was deposited with international banks and invested in money market funds and which is fully accessible at HQ. In addition, VEON’s operating companies had a total cash position equivalent to over US$0.6 billion. However, there can be no assurance that our existing cash balances and revolving credit lines will be sufficient over time to service our existing indebtedness, including to address our upcoming bond maturities. See Item 3.D—Risk Factors—Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.
While we currently have sufficient liquidity to satisfy our current obligations at least over the next 12 months, Management identified material uncertainties as a result of the conflict. Based on the material uncertainties our independent auditor included an emphasis of matter paragraph in their Independent Auditor’s Report. See Item 3.D—Risk Factors—Market Risks—Our independent auditors have included a going concern emphasis paragraph in their opinion as a result of the effects of the ongoing conflict between Russia and Ukraine and Note 24—Basis of Preparation of the Consolidated Financial Statements of our Audited Consolidated Financial Statements for our going concern disclosure.

Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used to Purchase of property, plant and equipment and intangible assets:

(In millions of U.S. dollars)	2022	2021*	2020*

Capital expenditures (excluding licenses and right-of-use assets) **	841	806	776
Adjusted for:
Additions of licenses	526	482	38
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of-use assets)	(357)	(430)	(132)

Purchase of property, plant and equipment and intangible assets	1,010	858	682
*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia and Algeria as a discontinued operation (see Note 10—Assets Held for Sale and Discontinued Operations of our Audited Consolidated Financial Statements)
** Refer to Note 2—Segment information of the Audited Consolidated Financial Statements
Quantitative And Qualitative Disclosures About Market Risk
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
    Up to June 29, 2023, the date of our 2023 annual general meeting of shareholders (the “2023 AGM”), our directors, their respective ages, positions, dates of appointment and assessment of independence were as follows:

Name	Age	Position	First Appointed	Independent
Gunnar Holt	69	Chairman of Board of Directors	2022 (as Chairman); 2015 (as member)	☒
Michiel Soeting	62	Director	2022	☒
Hans-Holger Albrecht	59	Director	2020	☒
Morten Lundal	58	Director	2022	☒
Augie K Fabela II	57	Director	2022	☒
Vasily Sidorov	52	Director	2021	☒
Irene Shvakman	55	Director	2021	☒
Yaroslav Glazunov	43	Director	2020
Karen Linehan	64	Director	2022	☒
Stan Miller	64	Director	2022	☒
Andrei Gusev	50	Director	2014
    Up to the date of our 2023 AGM, the board of directors of VEON (“Board of Directors”) consisted of eleven members, nine of whom we deemed to be independent. See Item 10.B—Memorandum and Articles of Association—Board of Directors. See also —Updates to the Board of Directors following the Annual General Meeting of Shareholders on June 29, 2023—for the Board composition following our 2023 AGM. In analyzing the independence of the members of the Board of Directors for this purpose, we are guided by the NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as if those rules applied to us.
All members of the Board of Directors are elected by our shareholders through a cumulative voting process. Nominations to the board of directors were managed by its nominating and corporate governance committee (“NCGC”), which up to the date of our 2023 AGM was led by Gunnar Holt, whom we deemed to be an independent member of the Board of Directors. The NCGC looked to ensure that the membership of the Board of Directors consists of individuals with sufficiently diverse and independent backgrounds, who possess experience, knowledge, and expertise most relevant to our strategic priorities and challenges. All members of the board of directors possess relevant industry experience and have additionally been selected to provide the requisite experience required of the committees of our Board of Directors.
At the 2023 AGM, VEON shareholders elected six previously serving directors and one new member to the VEON Board of Directors. Following our 2023 AGM, the Board amended certain of our committees, including the NCGC. See —Updates to the Board of Directors following the Annual General Meeting of Shareholders on June 29, 2023—for the Board composition and following our 2023 AGM and —Updates to the Committees of the Board of Directors following the 2023 AGM for the changes to our committees adopted by our board of directors on July 6, 2023.
On July 30, 2018, we amended and restated our bye-laws to, among other things, eliminate our two-tier board structure. As a result, we have a board of directors and a management leadership team known as the Group Executive Committee (“GEC”).
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
Updates to the Board of Directors following the Annual General Meeting of Shareholders on June 29, 2023.
At the 2023 AGM, VEON shareholders elected six previously serving directors: Mr. Lundal (who has been appointed as the Chairman of the Board of Directors), Mr. Fabela, Ms. Linehan, Mr. Soeting, Mr. Glazunov and Mr. Gusev. Shareholders also elected Mr. Terzioğlu, the current Group CEO, as a new member of the VEON Board of Directors. Mr. Holt, Mr. Albrecht, Mr. Miller, Ms. Shvakman, and Mr. Sidorov did not put themselves up for re-election at the 2023 AGM. The Board shall, following the 2023 AGM consist of such number of Directors being not less than five Directors and not more than nine Directors. The Board of Directors only put forward seven nominees for appointment, as it believed a smaller Board of Directors will improve business efficacy and allow for more stream-lined decision making process. All members of our Board of Directors will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws. Alternate directors will be summoned to act as regular directors in a temporary or permanent manner in case of absence, vacancy or demise. Of the seven members of the Board of Directors elected at the 2023 AGM, four are deemed to be independent. In analyzing the independence of the members of the Board of Directors for this purpose, we are guided by the NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as if those rules applied to us.
The GEC is comprised of the Group Chief Executive Officer, the Group Chief Financial Officer, the Group General Counsel, the Group Chief People Officer, the Group Corporate Affairs Officer and the Group Head of Portfolio Management. The GEC is focused on the management of the business affairs of VEON Ltd. and its subsidiaries as a whole, including execution of our competitive strategy, driving financial performance and overseeing and coordinating Group-wide initiatives. On an annual basis, the GEC, the audit and risk committee (the “Audit and Risk Committee”) and the Board of Directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into our business through global policies and procedures.
As of June 30, 2023, the members of our GEC, their respective ages, positions and dates of appointment were as follows:

Name	Age	Position	First Appointed
Kaan Terzioğlu	54	Group Chief Executive Officer	March 2020 (as co-CEO)
A. Omiyinka Doris(1)	47	Group General Counsel	June 2023
Michael Schulz	56	Group Chief People Officer	July 2021
Joop Brakenhoff (2)	58	Group Chief Financial Officer	May 2023
Matthieu Galvani	53	Chief Corporate Affairs Officer	October 2022
Dmitry Shvets	50	Group Head of Portfolio Management	April 2021
(1)A. Omiyinka Doris served on the GEC as Acting Group General Counsel from November 1, 2022 for the reporting period ending December 21, 2022. Effective from June 1, 2023, she became the Group General Counsel.
(2)Serkan Okandan and Joop Brakenhoff served on the GEC as Group Chief Financial Officer and Chief Internal Officer respectively for the reporting period ending December 21, 2022. Effective from May 1, 2023, Joop Brakenhoff replaced Serkan Okandan as Group Chief Financial Officer.

Board of Directors Prior to the 2023 AGM
Mr. Gunnar Holt (Chairman of Board of Directors) served as the Chairman of the VEON Ltd. Board of Directors since June 2022 and a director of the Company since June 2015 and up to the date of the 2023 AGM and we deem Mr. Holt to be an independent director through his term of appointment. Mr. Holt served as a member of VEON Ltd.’s Audit and Risk Committee and a chairman of the Nominating and Corporate Governance Committee. Mr. Holt has served on a number of corporate Boards and was a senior adviser at Telenor ASA from 2006 to 2017 and previously served as Group Finance Director for the Company from 2000. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including deputy president of Norwegian Contractors AS, executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, president of Aker Eiendom AS, and finance and accounting director of Aker Norcem AS. From 1978 to 1986, he served as executive officer and special adviser in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree from Henley Management College, Brunel University in the United Kingdom; an MBA from the University of Queensland in Australia; and an MBA in finance from the University of Wisconsin. He received a Diplomøkonom from the Norwegian School of Management.
Mr. Hans Holger Albrecht (Director) served as a director of VEON Ltd. since June 2020 and up to the date of the 2023 AGM and we deem Mr. Albrecht to be an independent director through his term of appointment. Mr. Albrecht was chair of the Strategy & Innovation Committee. Mr. Albrecht is currently a member of the Board of Directors of the following publicly listed entities: Scout24 AG (Chairman of the Board since June 2018), Storytel AB (Chairman of the Board since February 2022), and Deezer SA (non-executive Board member since October 2022). Mr. Albrecht is currently a senior adviser to EQT Group. He was the CEO of Deezer Group, a French online music streaming service between 2015 and 2021. Prior to that, Mr. Albrecht was president and Chief Executive Officer of Millicom International Cellular S.A., a telecom and media group offering digital services to over 50 million customers in Africa and Latin America from 2012 to 2015; a director at Ice Group ASA, a Norwegian mobile network operator from 2015 to 2021; Chairman of the digital advisory Board at Deutsche Postbank Group from 2016 to 2019; and president and CEO at Modern Times Group MTG AB, a publicly traded Swedish digital entertainment company from 2000 to 2012. Mr. Albrecht holds a doctorate from Ruhr-Universitat Bochum in Germany and a Master of Law from the University of Freiburg.
Mr. Augie K Fabela II (Director) has been a director of VEON Ltd. since June 2022 and we deem Mr. Fabela to be an independent director through his term of appointment. Mr. Fabela served as a member of both the Compensation and Talent Committee as well as the Strategy and Innovation Committee. Mr. Fabela was also a director of VEON Ltd. from June 2011 to December 2012, during which time he served as Chairman of the Board. Mr. Fabela received nominations to the Board from 14.8% minority independent shareholders of VEON. Mr. Fabela is chairman emeritus and co-founder of VEON Ltd. He is executive chairman and co-founder of FastForward.ai. In addition, he is also a director (Finance Committee) at Shareability, Inc. since 2019. Mr. Fabela is a #1 bestselling author of “The Impatience Economy.” He graduated from Stanford University with a B.A. and M.A. in International Relations and International Policy Studies.
Mr. Yaroslav Glazunov (Director) has been a director of VEON Ltd. since November 2020. Mr. Glazunov served as the Chairman of the Compensation and Talent Committee and was a member of the Nominating and Corporate Governance Committee. Mr. Glazunov is currently a partner at the publicly listed entity Korn Ferry (partner since 2021). Mr. Glazunov is a senior adviser at the international investment firm LetterOne where he focuses on long-term investment portfolio management. He oversees portfolio strategy and governance, as well as leadership performance, drawing upon more than two decades of advisory experience in Europe, Asia and the Middle East. He is Chairman for Central Eurasia at Korn Ferry, the world’s largest organizational consulting company. In addition to his commercial roles, Mr. Glazunov chairs an NGO engaged in the advancement of arts education.
Mr. Andrei Gusev (Director) has been a director of VEON Ltd. since April 2014. Mr. Gusev was the Chairman of the Finance Committee. Mr. Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, served as its director of business development and M&A from 2006 to 2010. From 2001 to 2005, Mr. Gusev served as managing director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an MBA from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.
Mr. Morten Lundal (Director) has been a director of VEON Ltd. since June 2022 and we deem Mr. Lundal to be an independent director through his term of appointment. Mr. Lundal was a member of the Nominating and Corporate Governance Committee and Strategy and Innovation Committee. Mr. Lundal has over 20 years’ experience as an executive in the telecoms sector with extensive experience in emerging markets, having held key positions at Telenor Group in Oslo and Vodafone Group in London as well as CEO of Maxis Bhd and Digi.Com Bhd in Malaysia. In addition, Mr. Lundal has served as a non-executive director of Digital National Bhd, Malaysia since 2020. Mr. Lundal completed his Master of Business and Economics at the Norwegian School of Management and holds an MBA from the International Institute for Management Development in Lausanne.
Mr. Stan Miller (Director) served as a director of VEON Ltd. since June 2022 and up to the date of the 2023 AGM and we deem Mr. Miller to be an independent director through his term of appointment. Stan Miller has over 30 years of experience in the start-up, successful turnaround and running of companies in both the telecommunication and media industries (TMT)– experienced executive– CEO, NED, INED of listed companies on JSE, NYSE, MOEX, AEX, NASDAQ bourses. He has served as a member of, and has a deep experience in audit, risk, compliance, strategy, remuneration and nomination, ESG committees of boards. From 2016 he is member of the board of MTN Group (South Africa) the largest telecommunication company in Africa– JSE listed– 280 million subscribers– member strategy, risk, ESG, corporate governance committees; From June 2022, he is a member of the board VEON Ltd Telecom operator – 220 million subs (NASDAQ/AEX) member of Strategy & Nomco, Remco committees; He is also CEO & Owner of Athena Investment Holdings SPF SA (Luxembourg); Leaderman NV (Belgium); Leaderman SARL (Luxembourg); Investor, shareholder & director of other own private companies. Senior advisor to PE / Hedge funds in TMT sector. From 2010–2019 he was a member of the board MTS OJSC– NY/MOEX listed, where he also served on Audit/Risk, Nomco/Remco & Strategy committees. From 2011-2016 he was Executive Chairman, director and minority shareholder of AINMT AB/ICE Group a telecom operator in Sweden, Norway, Denmark, Indonesia & Brazil (later listed on Oslo Stock Exchange after split of international operations) - majority owned by Access Industries. From 1999 till 2010 he was a member of the board of Royal KPN, CEO KPN Mobile and CEO of the Mobile International Business. He was responsible for the sale of non-core assets when KPN faced financial ruin in 2000. He was responsible for the successful turnaround in The Netherlands, Germany, Belgium, and building new businesses (MVNO) in France, Spain. He introduced a “Challenger” strategy & business model as Chairman of E-Plus (Germany) and BASE (Belgium) where he introduced – changed the business model, creating significant value of Euro 12 billion for KPN and its shareholders from basically bankrupt businesses. He also served as Chief Executive Officer & chairman of BASE N.V. in Belgium, a company that he successfully launched as KPN- Orange in 1998. From 1991 – 1997 prior to joining KPN he held leading positions in the pan-European Pay TV operator Nethold (DSTV, MultiChoice) a joint venture between MNET & Richemont. His last assignment being as Chief Executive Officer of its operations in Italy, where the first European digital satellite offering was launched at Telepiu. Nethold was sold to Vivendi/Canal Plus in 1997. Prior to 1991 he held several senior management positions at M-Net / DSTV / MultiChoice Electronic Media pay television in South Africa (part of NASPERS-PROSUS) and was one of the founding executives of MNET in South Africa and General manager of its operations in South Africa – relocating to Europe in 1991 to join Nethold. Stan has a deep understanding of different cultures and the diversity of running businesses across Europe, Africa and beyond and the impact that has on business. In Europe he has lived and worked in Italy, The Netherlands, Belgium, Germany, Greece, Norway, Sweden and Denmark. He also has a deep understanding of emerging markets in Africa, Eastern Europe and beyond. He has both Belgian & South African nationalities and is a Luxembourg resident.

Ms. Karen Linehan (Director) has been a director of VEON Ltd. since January 2022 and we deem Ms. Linehan to be an independent director through her term of appointment. Ms. Linehan is a member of the Audit and Risk Committee and also served on the Nominating and Corporate Governance Committee. Ms. Linehan is currently a member of the Board of Directors of publicly listed entities Aelis Farma SA (Board member, Chairwoman of the Audit Committee and member of the Compensation Committee since January 2022), and CNH Industrial N.V. (Board member since April 2022 and Chairwoman of the Audit Committee since September 2022). Ms. Linehan retired at the end of 2021 as the executive Vice President and general counsel of Sanofi, a CAC 40 global healthcare company, and as a member of the supervisory Boards of Sanofi Aventis Deutschland GmbH and Euroapi, which were both Sanofi subsidiaries. She is an independent Board member of GARDP North America Inc. (Global Antibiotic Research and Development Partnership), a non-profit organization that develops new treatments for drug-resistant infections and a member of the Board of Visitors at Georgetown University Law Center. Ms. Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law at as an associate at Townley & Updike in New York, NY from September 1986 until December 1990, Ms. Linehan served on the Congressional Staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986.
Ms. Irene Shvakman (Director) was a director of VEON Ltd. since June 2021 and up to the date of the 2023 AGM and we deem Ms. Shvakman to be an independent director through her term of appointment. Ms. Shvakman was a member of the Strategy and Innovation Committee. Ms. Shvakman is co-founder and Chairwoman of Revo Technologies and has more than 25 years of experience in fintech, financial services and technology development. Until 2016, Ms. Shvakman was a senior partner at McKinsey & Company, where she advised top executives at leading banks, insurers, and regulators across emerging markets on strategy, organization and performance transformation. Ms. Shvakman holds an MBA from Harvard Business School and a Bachelor of Science in Biochemistry from Brown University in the United States. Since 2020, Ms. Shvakman serves as a member of the European Advisory Board of Harvard Business School.

Mr. Vasily Sidorov (Director) was a director of VEON Ltd. since June 2021 and up to the date of the 2023 AGM and we deem Mr. Sidorov to be an independent director through his term of appointment. Mr. Sidorov was a member of the Audit and Risk Committee as well as the Finance Committee. Mr. Sidorov has over 25 years’ experience in top management and non-executive directorship roles in telecoms, technology, transport and other industries. His executive roles include president and Chief Executive Officer of MTS from 2003 to 2006, first VP for finance and investments at Sistema-Telecom (Russia) from 2000 to 2003, and Chief Financial Officer of Svyazinvest (Russia) from 1997 to 2000. He was a key investor and founder of a number of telecoms-related businesses and non-executive director at a number of technology ventures. Mr. Sidorov has served on Boards of large public and non-public corporations, such as Russian Railways from 2012 to 2018, Aeroflot from 2013 to 2020, Russian Post from 2019 to 2020, and G-Group from 2022 to present. He is currently a principal venture capital, private equity and special situations investor in Continental Europe, Middle East, Africa, and the United States. Mr. Sidorov serves as a member of the Board of AS RUS MEDIA, publisher of Forbes Russia, since 2018. Mr. Sidorov completed a Bachelor of Science in Economics and the Wharton School of Business University of Pennsylvania and a Master of International Public Law from the Moscow State Institute of International Relations.
Mr. Michiel Soeting (Director) has been a director of VEON Ltd. since March 2022 and we deem Mr. Soeting to be an independent director through his term of appointment. Mr. Soeting is the Chairman of the Audit and Risk Committee and was a member of the Finance Committee and Nominating and Corporate Governance Committee. Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, ASPAC and the Americas regions, becoming KMPG partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, Mr. Soeting served as a global head of the KPMG Energy and Natural Resources (ENR) sector, and as a global Chairman of the KPMG ENR Board. From 2009 to 2014, he was a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. From 2019, Mr. Soeting has taken on various oversight roles, in particular, as a member of the Advisory Board of Parker College of Business of Georgia Southern University in the United States and, from January 2021, as a member of the Board of Governors of Reed’s Foundation in the United Kingdom. Mr. Soeting graduated from Vrije University of Amsterdam, the Netherlands as a Chartered Accountant where he completed his Doctoral studies in Economics. He holds an MBA from Georgia Southern University in the United States. In addition, Mr. Soeting is a qualified Chartered Accountant in the United Kingdom.
Group Executive Committee
    Mr. Kaan Terzioğlu has been serving VEON Group as the Group Chief Executive Officer since June 2021 and was appointed as a Director at our 2023 AGM. As the Group CEO, Terzioglu leads the executive teams of the Company’s digital operators providing connectivity and digital solutions, empowering their customers with digital finance, education, entertainment and health services, among others, and supporting the economic growth of the Company’s operating markets. Prior to being appointed as the Group CEO, Mr. Terzioglu served the Company as Group Co-CEO from March 2020 to June 2021, Group Co-COO from November 2019 to March 2020 and a Board director from July 2019 to October 2019. Mr. Terzioglu is currently a Board Member of the GSMA and of the GSMA Foundation, and also serves on the board of Digicel. Prior to joining the Company, Mr. Terzioglu held regional and global leadership roles in management consulting, technology and telecoms with Arthur Andersen, CISCO and Turkcell in Belgium, United States and Turkey. In 2019, Mr. Terzioglu received GSMA’s “Outstanding Contribution to the Industry” award for his leadership in creating a digital transformation model for the telecoms industry and for his contributions to socially responsible business in telecommunications industry. Mr. Terzioglu holds a Bachelor’s Degree in Business Administration from Bogazici University and is also a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants).
    Mr. Serkan Okandan served as VEON’s Group Chief Financial Officer since May 2020 until the end of April 2023. Mr. Okandan brings more than 25 years’ experience to VEON, including as group chief financial officer at the Etisalat Group and Turkcell, telecommunications providers in the Middle East, Eastern Europe, Asia and Africa. Mr. Okandan also held senior management positions at the Group level and board positions of subsidiaries in Ukraine, Bangladesh and Pakistan. Mr. Okandan is a graduate of the Faculty of Economics and Administrative Sciences at Bosphorus University in Istanbul, Turkey.
    Ms. Asabi Omiyinka Doris was appointed as Acting Group General Counsel and a member of the Group Executive Committee effective November 2022 and was subsequently appointed as Group General Counsel effective June 2023. Previously, she held the position of Deputy General Counsel SEC/Disclosure, Finance and Governance based in Amsterdam at VEON from July 2015 until October 2022. Prior to joining VEON, Ms. Doris was Chief Counsel, Africa for Vale based in Maputo, Mozambique from 2011 to 2014. Prior to that, she worked at Norton Rose from 2006 to 2011 in its London and Milan offices, Freshfields Bruckhaus Deringer from 2005 to 2006 in its London offices and at Davis Polk & Wardwell from 2000 to 2005 in its New York office. Ms. Doris holds a B.A. magna cum laude from Harvard and Radcliffe Colleges and a J.D. from Harvard Law School.

    Mr. Michael Schulz was appointed as VEON’s Chief People Officer in July 2021 and is a member of VEON’s Group Executive Committee. Mr. Schulz joined VEON from Puma Energy, where he was Chief People & Culture Officer and worked closely with the Company’s Board of Directors as a member of its Group Executive Committee. Prior to Puma Energy, Mr. Schulz led the Human Resources function for two of Petrofac plc’s global Oil & Gas Services businesses, its Turn-Key Facilities business as well as its Engineering Services business as Senior Vice President of Human Resources, based in Dubai. A lawyer by training, Mr. Schulz was previously Legal Counsel for BRAAS, a subsidiary of Redland plc and had a wide-ranging career at Lafarge (now Holcim) following the company’s acquisition of Redland in 1997, including the role of Legal Counsel in Germany, Vice President of Organizational Effectiveness in Paris and Vice President of Human Resources for Middle East and North Africa, based in Cairo. Mr. Schulz graduated from the University of Bayreuth, Bavaria, with a degree in Law. He also specialized in parallel in Organizational Psychology and Business Finance. Mr. Schulz holds an MSc equivalent in Law from the State of Rhineland Palatine, qualifying him to serve as a solicitor, judge or Attorney at Law.
    Mr. Joop Brakenhoff was appointed as Group Chief Internal Audit & Compliance Officer and a member of VEON’s Group Executive Committee in July 2020. Mr. Brakenhoff served as the Group Chief Internal Audit & Compliance Officer until the end of April 2023, and effective from May 1, 2023 Mr. Brakenoff serves as the Group Chief Financial Officer. Mr. Brakenhoff joined VEON as the Company’s Head of Internal Audit in January 2019. Prior to this he was at Heineken International, where he was the head of Global Audit. Mr. Brakenhoff has also held senior financial and internal audit roles at Royal Ahold, prior to which he was Chief Financial Officer of Burg Industries B.V. and Head of Internal Audit at Heerema International. Mr. Brakenhoff started his career at KPMG in 1985 where he worked for nine years in a variety of financial audit roles. Mr. Brakenhoff is a Chartered Accountant (registered accountant) of the Royal Netherlands Institute of Chartered Accountants (NBA) and a Certified Operational Auditor.
Mr. Dmitry Shvets joined VEON as Group Head of Portfolio Management and was appointed as a member of Group Executive Committee in April 2021. Dmitry’s role includes oversight of VEON’s Performance Management and M&A teams. Mr. Shvets has a private equity background, most recently as Head of Russia and CIS for TPG Capital, where he focused on the operational performance of TPG’s portfolio companies and investing activities. Mr. Shvets has management consulting experience from McKinsey and held a senior management role leading a large operational transformation program in metals and mining. He also has prior experience in channel management, pricing and distribution in the FMCG industry. Mr. Shvets graduated from Moscow State Institute of International Relations with Honors and holds an MBA from Goizueta Business School of Emory University.
Mr. Matthieu Galvani was appointed Chief Corporate Affairs Officer in October 2022 and is a member of VEON’s Group Executive Committee. Mr. Galvani has over 22 years’ experience working in the telecommunications sector in the Middle East, North Africa and Sub-Saharan Africa. In this time, he developed significant experience in corporate affairs, brand strategy and reputation management. Mr. Galvani joined VEON Group in 2016 as Chief Commercial Officer for emerging markets, before becoming CEO and Chairman of the Board of VEON’s Djezzy mobile operator in Algeria in 2020, serving over 14 million customers with more than 2,700 employees. Prior to his roles with VEON, Mr. Galvani held the positions of Chief Commercial Officer of Zain Kingdom of Saudi Arabia, Chief Commercial Officer of Tunisie Telecom, Chief Commercial Officer of Djezzy under Orascom Telecom Group ownership and Chief Marketing & Communication Officer of KenCell in Kenya.
B. Compensation
This section describes our compensation arrangements and process for our board of directors and GEC for 2022 and up to July 6, 2023 when our board of directors adopted a new committee structure. In order to ensure alignment with the long-term interests of the Company’s shareholders, the Compensation and Talent Committee (CTC) periodically evaluated the compensation of the company’s Board of Directors and the GEC taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. Following review by the Compensation and Talent Committee (CTC), it made recommendations to the board of directors on compensation of the Board of Directors and the GEC.
We incurred remuneration expense in respect of our directors and senior managers in an aggregate amount of approximately US$30 million for services provided during 2022. For more information regarding our director and senior management compensation, see Note 22—Related Parties to our Audited Consolidated Financial Statements.
To stimulate and reward leadership efforts that result in sustainable success, value growth cash-based multi-year incentive plans (“Incentive Plans”) were designed for members of our recognized leadership community. The participants in the Incentive Plans may receive cash payouts or share awards after the end of each relevant award performance period.

The Company has adopted a malus and claw back policy in respect of short-term and long-term incentives. The provisions of the policy allow the Group to reduce or recoup short-term or long-term incentives awards in the event of fraud or gross negligence by an employee (“trigger events”). Malus applies before awards have vested or been paid to an employee while claw back applies for a period of three years from the date the award has vested or payment has been made to an employee.
Short Term Incentive Scheme
The Short Term Incentive (“STI”) Scheme provides cash pay-outs and share rewards to participating employees based on the achievement of established Key Performance Indicators (“KPIs”) over the period of one calendar year. Under the STI Scheme the target award for Group CEO is 125% of annual base salary and for the remainder of the executives is 100% of annual base salary, delivered 50% cash and 50% shares with the 50% share element deferred for two years. The shares vest two years after grant with no further performance conditions. The maximum opportunity for the executive is 120% of the target level. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the financial (85%) and operational results (15%) of the Company, or the affiliated entity employing the employee, and partially based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. In 2022, financial KPIs consist of total operating revenue (25%), EBITDA (25%), equity-free cash flow (20%) and Project Optimum (15%). Project Optimum refers to a proven approach in cost reduction initiatives that focuses on target setting through a bottom-up generation of ideas. The weight of each KPI was decided on an individual basis and pay-out of the STI award was dependent upon final approval by the CTC.

The cash pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. The share awards is also scheduled to be granted in March of the year following the assessment year and subject to the same conditions. Both the cash pay-out of the STI award as well as any share awards granted were dependent upon final approval by the CTC.

Long Term Incentive Scheme
The LTI Scheme is granted in a rolling three-year performance cycle and subject to a three years vesting period from the date of the grant as well as a performance condition related to Target Shareholder Return (“TSR”) in line with shareholder interests. The TSR performance condition is relative to a customized peer group of companies. The threshold level (50% of base salary payout) is achieved at the median of the peer group and maximum payout (200% of base salary) at performance in the top quartile of the peer group. On-target vesting is 120% based on performance. The threshold level of vesting is 25% of the maximum vesting opportunity.

Vesting of certain of our share awards are based on the attainment of certain KPIs, such as absolute share price, total return per share or value growth of certain VEON businesses. Options may be exercised by the participant at any time during a defined exercise period, subject to the Company’s insider trading policy.
Other
Executive shareholding requirements are set at six times annual base salary for the Group CEO and two times annual base salary for the remaining members of the GEC. There is no post-employment holding period for the members of the GEC while the Group CEO must maintain his shareholding requirement for two years post-employment. The rationale behind the shareholding requirements is to align executive and shareholder interests by creating personal holdings of VEON equity.
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
    We do not have any pension, retirement or similar benefit plans available to our directors or senior managers.
Vesting deferred share awards

Individuals	Award	No of ADRs awarded	Vesting Date

Kaan Terzioglu	One-off Award	30,996	July 01, 2022
Serkan Okandan	One-off Award	8,887	July 01, 2022
Joop Brakenhoff	One-off Award	3,703	July 01, 2022
Michael Schulz	One-off Award	5,829	July 01, 2022
Dmitry Shvets	Phantom Share Award	3,829*	July 01, 2022
Kaan Terzioglu	CEO Share Award	62,782	October 01, 2022
Joop Brakenhoff	One-off Award	4,162	December 31, 2022

Former member
Alex Bolis	One-off Award	2,572	July 01, 2022
*Issued as a Phantom share award due to current legal constraints and under identical terms as share awards.

Outstanding deferred share awards
Individuals	Award	No of ADRs/ awarded	Vesting date
Kaan Terzioglu	One-off Award	30,996	July 1, 2023
Serkan Okandan	One-off Award	8,887	July 1, 2023
Joop Brakenhoff	One-off Award	3,703	July 1, 2023
Michael Schulz	One-off Award	5,829	July 1, 2023
Dmitry Shvets	Phantom Share Award	3,829*	July 1, 2023
Kaan Terzioglu	CEO Share Award	146,490	September 1, 2023
Joop Brakenhoff	One-off Award	4,162	December 31, 2023
Kaan Terzioglu	STI 2022 Deferred Grant	65,761	March 15, 2025
Serkan Okandan	STI 2022 Deferred Grant	45,251	March 15, 2025
Joop Brakenhoff	STI 2022 Deferred Grant	18,855	March 15, 2025
Michael Schulz	STI 2022 Deferred Grant	19,728	March 15, 2025
Matthieu Galvani	STI 2022 Deferred Grant	5,281	March 15, 2025
Dmitry Shvets	STI 2022 Phantom Deferred Grant	20,727*	March 15, 2025

Former member
Alex Bolis	One-off Award	2,572	July 1, 2023

*Issued as a Phantom share award due to current legal constraints and under identical terms as share awards.
LTI award in performance shares

Award in ADRs	2022	2021

Date awarded	October 18, 2022	February 24, 2022
Vesting date	December 31, 2024	December 31, 2023
ADR price at grant	US$8.95	US$22.09

Individuals
Kaan Terzioglu	123,087	103,320
Serkan Okandan	84,697	71,095
Joop Brakenhoff	35,291	29,623
Matthieu Galvani	29,409	—
Michael Schulz	36,924	23,315
Dmitry Shvets	37,747 *	30,629

Former member
Alex Bolis	—	20,572
* Issued as a Phantom share award due to current legal constraints and under identical terms as share awards
GEC service contracts 2022*

Individuals	Position	Start date	Term	End date	Non- compete (months)	Non- solicitation (months)

Kaan Terzioglu	Group Chief Executive Officer	November 1, 2019	Permanent	Indefinite	12	12
Serkan Okandan	Group Chief Financial Officer	May 1, 2020	3 years	April 30, 2023	6	6
Michael Schulz	Group Chief People Officer	July 1, 2021	Permanent	Indefinite	6	6
Dmitry Shvets	Group Head of Portfolio Management	April 15, 2021	3 years**	March 14, 2025	6	6
Joop Brakenhoff	Chief Internal Audit and Compliance Officer	January 15, 2019	Permanent	Indefinite	6	6
Victor Biryukov	Group General Counsel	January 1, 2022	3 years**	April 30, 2025	6	6
Matthieu Galvani	Chief Corporate Affairs Officer	October 1, 2022	Permanent	Indefinite	6	6
Omiyinka Doris	Acting Group General Counsel	July 1, 2015	Permanent	Indefinite	n/a	n/a
*All current GEC members may give their notice no earlier than three months; the Company may give executives notice no earlier than six months; No GEC member has a contractual severance provision in their employment agreement.
** Maximum statutory contract duration.
C. Board Practices
Up to the date of our 2023 AGM, VEON Ltd. was governed by our Board of Directors, consisting of 11 directors. Up to the date of our 2023 AGM, our bye-laws provided that our Board of Directors shall consist of at least seven and no more than thirteen directors, as determined by the Board of Directors and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service. See —Updates to the Board of Directors following the Annual General Meeting of Shareholders on June 29, 2023—for updates to the VEON Ltd. Board practices following our 2023 annual general meeting.
The Board of Directors has delegated to the Chief Executive Officer (the “CEO”) the power to manage the business and affairs of the Company, subject to certain material business decisions reserved for the Board of Directors or shareholders in our bye-laws, within the framework of our new governance model announced in the third quarter of 2020. The CEO and his leadership team manage and operate the Company on a day-to-day basis. The Board of Directors may appoint such other senior executives as the Board may determine.
Under the new governance model, our Board of Directors and the CEO have delegated to each VEON operating company considerable authority to operate their businesses independently. A Group Authority Matrix and updated policy framework has also been implemented, establishing clear decision-making parameters, reporting and other requirements. Specifically, each operating company is accountable for operating its own business subject to oversight by their respective operating company boards and our Board of Directors; and they are also obligated to operate in accordance with Group policy and controls framework. The new governance model forms the cornerstone of governance and delegation of authority across the Group.
The Board of Directors has established a number of committees to support it in review and fulfillment of the Board’s oversight and governance duties. The charters establishing these committees set out the purpose, membership, meeting requirement, authorities and responsibilities of the committees.
VEON has adopted the criteria set forth in the Enterprise Risk Management – Integrating with Strategy and Performance – 2017, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), as the foundation of our enterprise risk management (ERM) approach. Through VEON’s ERM framework, we aim to identify, assess, adequately manage, monitor and report risks that could jeopardize the achievement of our strategic objectives. On an annual basis, our GEC, the Audit and Risk Committee and the Board of Directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into our business through global policies and procedures. Our GEC review significant risks assessed and prioritized based on the Group’s ERM framework. The top Group risks are also reported to the Board of Directors, in particular to the Audit and Risk Committee (at least on a quarterly basis), to evaluate material Group risks. In line with our new governance model, local risk assessments are also reviewed by the senior management of each operating company and are reported to the business risk committees of our operating companies (the “BRCs”) and the boards of our operating companies (“OpCo Boards”). The Board of Directors maintains the Audit and Risk Committee, OpCo Boards and BRCs, to provide independent oversight of the ERM framework and the timely follow-up on critical actions based on the progress updates.

    In the composition of our Board of Directors and senior executives, we are committed to diversity of nationality, age, education, gender and professional background. In March 2021, we implemented a diversity and inclusion policy to formalize our commitment to diversity and inclusion at the Board of Directors’ level and throughout the organization.
On August 6, 2021, the SEC approved the NASDAQ Stock Market’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, we, as a foreign private issuer, are required to have at least two diverse Board members (including at least one Board member who self-identifies as female) or explain the reasons for not meeting this objective, starting with a phase-in during 2023 (at least one diverse Board member) that lasts until 2025 (at least two diverse Board members). Furthermore, a Board of Directors diversity matrix is required to be included in the Annual Report on Form 20-F, containing certain demographic and other information regarding members of the Board of Directors. To see our Board of Directors’ diversity matrix as of April 15, 2022, please see Item 6.C—Board Practices from our Form 20-F filed with the SEC on April 29,2022. The Board of Directors’ diversity matrix up to the date of our 2023 AGM, is set out below followed by the Board of Directors’ diversity matrix following the 2023 AGM.
The Board of Directors’ diversity matrix up to the date of our 2023 AGM is set out below:

Country of Principal Executive Offices	The Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Board members	11

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose
Directors	2	5	0	4

Part II: Demographic Background
	Yes	No	Did not Disclose
Underrepresented Individual in Home Country Jurisdiction	1	6	4
LGBTQI+	0	7	4
The Board of Directors’ diversity matrix immediately following the 2023 AGM is set out below:

Country of Principal Executive Offices	The Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Board members	7

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose
Directors	1	4	0	2

Part II: Demographic Background
	Yes	No	Did not Disclose
Underrepresented Individual in Home Country Jurisdiction	1	4	2
LGBTQI+	0	5	2
VEON’s commitment to Diversity and Inclusion has been strengthened by appointing a Group Diversity and Inclusion Officer in December 2022, Ana de Kok-Reyes, ensuring our vision is aligned across our footprint and deploying best practices across our workforce. We are engaging with our leaders on devising a new policy at our Group HQ in Amsterdam to formalize Diversity and Inclusion as a permanent feature of our working practices going forward. Together, these initiatives contribute to employee satisfaction and retention, whilst increasing productivity across VEON’s footprint.

Committees of the Board of Directors
Up to July 6, 2023, the committees of our Board of Directors consisted of: the Audit and Risk Committee (ARC), Compensation and Talent Committee (CTC), Finance Committee, Nominating and Corporate Governance Committee (NCGC), and Strategy and Innovation Committee. Our Board of Directors and committees meet at least quarterly. In 2022, our Board of Directors met 27 times, the Audit and Risk committee met 13 times, the CTC met 10 times, the Finance Committee met 20 times, the NCGC met 16 times, and the Strategy and Innovation Committee met 7 times. Each director who served on our Board of Directors during 2022 attended at least 79% of the meetings of the Board of Directors and committees on which he or she served that were held during his or her tenure on our Board.
Our committee compositions and the terms of reference for these committees during 2022 and up to July 6, 2023 are set out below. For a description of the committees composition after our 2023 AGM see —Updates to the Committees of the Board of Directors following the 2023 AGM.
Audit and Risk Committee
    The charter of our Audit and Risk Committee provides that each committee member is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The Audit and Risk Committee is primarily responsible for the following: the integrity of the Company’s financial statements and its financial reporting to any governmental or regulatory body and the public; the Company’s audit process; the qualifications, engagement, compensation, independence and performance of the company’s independent auditors, their conduct of the annual audit of the Company’s financial statements and their engagement to provide any other services; VEON Ltd.’s process for monitoring compliance with legal and regulatory requirements as well as the Company’s corporate compliance codes and related guidelines, including the Code of Conduct; the Company’s systems of enterprise risk management and internal controls; the Company’s compliance program; and oversight over IT and cybersecurity policies, procedures, strategies and risks related to the same. Up to the date of our 2023 AGM, the members of the Audit and Risk Committee were Michiel Soeting (chairman), Vasily Sidorov, Gunnar Holt and Karen Linehan.
Compensation and Talent Committee
    The CTC was responsible for assisting and advising the Board of Directors in discharging its responsibilities with respect to overseeing the performance, selection and compensation of the CEO and all other individuals whose appointment, reappointment or early termination of employment require Board approval under the Company’s bye-laws (including the members of the Company’s group executive committee and the chief executive officers of the Company’s operating subsidiaries). The CTC also had overall responsibility for approving and evaluating the Company’s director, executive and employee compensation and benefit plans. The CTC advised the Board of Directors in relation to the Company’s overall culture and values program, including by periodically assessing the substance and effectiveness of the program and considering overall employee feedback and other measurements of effectiveness. In addition, the CTC periodically evaluated the compensation of the members of the Board of Directors (including the annual board retainer fee, any equity-related compensation or incentive plan participation and fees for service on the committees of the Board of Directors), taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. The CTC formulated recommendations to the Board of Directors regarding such director compensation and any adjustments in compensation and/or incentives that the CTC considered appropriate. Such recommendations were reviewed by the NCGC, and both committees jointly deliver to the Board of Directors such recommendations for consideration and approval. Finally, the CTC evaluated the Company’s programs, priorities, and progress for recruiting, staffing, developing talent, motivating and retaining competent CEO and senior executives (and potential successors) for present and future company needs, including succession planning. Up to the date of our 2023 AGM, the members of the CTC were Yaroslav Glazunov (chairman), Augie Fabela and Stan Miller.
Finance Committee
    The Finance Committee is responsible for assisting and advising the Board of Directors in discharging its responsibilities with respect to its oversight of our business plan, management of our capital structure and the execution of certain material transactions. In doing so, the Finance Committee reviews with our management and gives advice or makes recommendations to the Board of Directors in relation to mergers and acquisitions transactions and divestitures, financing transactions, the occurrence of indebtedness, finance policies, dividends, material litigation, arbitration or other proceedings, and certain material and outside of the ordinary course business contracts. Up to the date of our 2023 AGM, the members of the Finance Committee were Andrei Gusev (chairman), Vasily Sidorov and Michiel Soeting.
Nominating and Corporate Governance Committee
    The NCGC was responsible for identifying and recommending to the Board of Directors individuals qualified to serve as members of the Board of Directors, making recommendations to the Board of Directors concerning committee structure, membership and operations, developing and advising the Board of Directors on the adoption of and periodically reviewing a set of corporate governance practices applicable to the conduct of our business, and periodically conducting an evaluation of the Board of Directors and its committees. In addition, the NCGC reviewed recommendations of the CTC regarding adjustments in director compensation, and both committees jointly deliver to the Board of Directors such recommendations for consideration and approval. Up to the date of our 2023 AGM, the members of the NCGC were Gunnar Holt (chairman), Yaroslav Glazunov, Morten Lundal, Karen Linehan and Michiel Soeting.
Strategy and Innovation Committee
    The Strategy and Innovation Committee is responsible for advising on, and overseeing, the development of our digital strategy and digital initiatives. Up to the date of our 2023 AGM, the members of the Digital and Innovation Committee were Hans Holger Albrecht (chairman), Augie K Fabela II, Stan Miller, Morten Lundal and Irene Shvakman.
Updates to the Committees of the Board of Directors following the 2023 AGM
Since July 6, 2023, the committees established by the Board of directors are the Audit and Risk Committee and the remuneration and governance committee (RGC).
The charter of the current Audit and Risk Committee is the same as that set out above in — Committees of the Board of Directors, though we anticipate making updates to the charter to reflect the new committee structure in due course. The current members of the Audit and Risk Committee, Michiel Soeting (chair), Morten Lundal and Karen Linehan, are expected to serve until our next annual general meeting.

As of the date of this Annual Report on Form 20-F, the Board of Directors have not yet adopted a charter for the RGC. The current members of the RGC, Augie Fabela (chair), Yaroslav Glazunov and Morten Lundal, are expected to serve until our next annual general meeting.
D. Employees
The following chart sets forth the number of our employees as of December 31, 2022, 2021 and 2020, respectively:

	As of December 31, 2022
	2022	2021	2020
Pakistan	5,114	5,091	4,539
Bangladesh	1,216	1,128	1,137
Ukraine	3,723	3,794	3,628
Uzbekistan	1,624	1,555	1,604
Kazakhstan	4,195	3,868	2,521
HQ	114	116	187
Others	456	799	824
Total*	16,442	16,351	14,440
* Total number of employees does not include the 27,717, the 28,235 and the 26,453 employees in our Russian Operations as of December 31, 2022, 2021 and 2020, respectively, since our Russian Operations have been classified as a discontinued operation.

From time to time, we also employ external staff, who fulfill a position at the Company for a temporary period. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them above.
The following chart sets forth the number of our employees as of December 31, 2022, according to geographic location and our estimates of main categories of activities:

	As of December 31, 2022
Category of activity(1)	Pakistan	Ukraine	Kazakhstan	Uzbekistan	Bangladesh
Executive and senior management	26	18	11	12	8
Engineering, construction and information technology	761	1,490	1,403	462	368
Sales, marketing and other commercial operations	3,156	871	1,574	398	590
Finance, administration and legal	571	450	247	128	139
Customer service	235	769	713	337	39
Procurement and logistics	77	60	62	35	25
Other support functions	288	65	185	252	47
Total	5,114	3,723	4,195	1,624	1,216

(1) A breakdown of employees by category of activity is not available for our HQ segment and our “Others” category.
(2) Total number of employees does not include employees in our Russian Operations, which has been classified as an “Asset held for sale” and is a discontinued operation.
    We have established a joint works council (“Joint Works Council”) for VEON Ltd, VEON Holdings B.V., VEON Amsterdam B.V., and VEON Wholesale Services B.V. at our Amsterdam headquarters, and it has consultation or approval rights in relation to a limited number of decisions affecting our employees working at this location.
    Our employees are represented by unions or operate collective bargaining arrangements in Kyrgyzstan and Ukraine. We consider relations with our employees to be generally good. For a discussion of risks related to labor matters, see Item 3.D—Risk Factors —General Risk Factors—Our business may be adversely impacted by work stoppages and other labor matters.

E. Share Ownership
To our knowledge, as of June 30, 2023, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. See Item 7.A—Major Shareholders.
    To our knowledge, as of June 30, 2023, Kaan Terzioğlu, Joop Brakenhoff and Michael Schulz owned ADS and/or Common Shares representing 900,000, 145,100, and 145,700 Common Shares, respectively. In addition, in 2022, Kaan Terzioğlu, Serkan Okandan, Dmitry Shvets, Joop Brakenhoff, and Michael Schulz were granted one-off share awards of 1,549,531, 444,343, 191,429, 393,236, and 291,429, respectively. These one-off share awards were granted in order to compensate GEC members for the initial loss of cash due to the introduction of 50% shares into the STI scheme effective in 2022, and were subject to finalization of the incentive plan rules that occurred on February 24, 2022 and are subject to an up to two year vesting period.
To our knowledge, as of June 30, 2023, Yaroslav Glazunov, Augie Fabela, and Hans-Holger Albrecht own ADSs representing 68,500, 2,373,050, and 1,360,075 Common Shares, respectively.
To our knowledge, as of June 30, 2023, apart from what has been disclosed above, no other members of the Board of Director owned any ADSs or Common Shares. To our knowledge, as of June 30, 2023, none of the Board of Directors or GEC members held any options to acquire our common shares.
    For more information regarding share ownership, including a description of applicable stock-based plans and options, see Note 22—Related Parties to our Audited Consolidated Financial Statements.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders

    The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of June 15, 2023, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of June 15, 2023, we had 1,756,731,135 issued and outstanding common shares. None of our shareholders has different voting rights.

Name	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
L1T VIP Holdings S.à r.l.(1)	840,625,000	47.9%
Stichting Administratiekantoor Mobile Telecommunications Investor (2)	145,947,550	8.3%
Exor Capital LLP(3)	134,633,500	7.7%
Shah Capital Management, Inc.(4)	87,669,975	5.0%
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
(2) As reported on Schedule 13G, filed on April 1, 2016, by Stichting Administratiekantoor Mobile Telecommunications Investor (the “Stichting”) with the SEC, the Stichting is the direct beneficial owner of 145,947,562 of VEON Ltd.’s common shares. LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. Based on information provided by the Stichting and public filings, (i) the Stichting is a legal foundation established under Dutch law solely for non-for-profit purposes with no beneficial owners in respect of equity held by the Stichting; (ii) the Stichting has no owners/shareholders; (iii) the Stichting holds title in VEON’s equity and votes and disposes of it in the sole discretion of its board and is exclusively controlled by its board; and (iv) the articles of association and the Conditions of Administration of the Stichting provide that the board members are fully independent from VEON, and LetterOne, its shareholders and any of their affiliates. Although LetterOne is contractually entitled to the economic benefits of the depositary receipts and, indirectly, of the common shares represented by the depositary receipts held by the Stichting (e.g., dividend payments, other distributions and sale proceeds), LetterOne has no control over voting or disposition of such equity.
(3) As reported on Schedule 13G, filed on February 14, 2023, by Giovanni Agnelli B.V. (“Giovanni”), Exor N.V. (“Exor”), Exor Investments Limited (“EIL”), and Exor Capital LLP (“ECL”), with the SEC, ECL is the direct beneficial owner of 131,068,288 common shares. ECL, which acquired the aforementioned common shares, is 99.7% owned by EIL. EIL is a wholly owned subsidiary of Exor N.V., which in turn is controlled by Giovanni, in such capacity, each of Giovanni, Exor, EIL and ECL may be deemed to be the beneficial owner of the 131,068,288 common shares held for the account of ECL. As reported on Form 13F, filed on May 15, 2023, by ECL, Giovanni, Exor, EIL and ECL hold 134,633,500 common shares.
(4) As reported on Schedule 13D, filed on April 17, 2023, by Shah Capital Management, Inc. (“SCM”), Shah Capital Opportunity Fund LP (“SCOF”) and Himanshu H. Shah (“Shah”), Shah may be deemed beneficial owner of 87,618,375 common shares, of which SCM may be deemed beneficial owner of 86,661,225 common shares and SCOF may be deemed beneficial owner of 83,061,200 common shares. As reported on Form 13F, filed on May 8, 2023, by SCM, SCM hold 87,669,975 common shares.
    Based on a review of our register of members maintained in Bermuda, as of 15 June 2023, a total of 1,038,276,403 common shares representing approximately 59.1% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program and a total of 492,341,642 common shares representing approximately 28.0% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, a total of 36,113,090 common shares representing approximately 2.1% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., for the purposes of our common shares listed and tradable on Euronext Amsterdam, and a total of 190,000,000 common shares representing approximately 10.8% of VEON Ltd.’s issued and outstanding shares were held of record by L1T VIP Holdings S.a.r.l. As of 15 June 2023, 19 record holders of VEON Ltd.’s ADRs, holding an aggregate of 763,528,350 common shares (representing approximately 43.5% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States.
Changes in Percentage Ownership by Major Shareholders
    As reported on Schedule 13G, filed with the SEC on February 14, 2023 by Giovanni, Exor, EIL and ECL owned 131,068,288 of VEON Ltd. common shares, in the form of ADSs. As reported on Form 13F, filed on May 15, 2023, by ECL, Giovanni, Exor, EIL and ECL hold 134,633,500 common shares, in the form of ADSs. This ownership represents approximately 7.7% of the total outstanding common stock of VEON Ltd.
As reported on Schedule 13D, filed on April 17, 2023, by SCM, Shah may be deemed beneficial owner of 87,618,375 common shares in the form of ADSs, of which SCM may be deemed beneficial owner of 86,661,225 common shares in the form of ADSs and SCOF may be deemed beneficial owner of 83,061,200 common shares in the form of ADSs. As reported on Form 13F, filed on May 8, 2023, by SCM, SCM holds 87,669,975 common shares in the form of ADSs. This ownership represents approximately 5.0% of total outstanding common stock of VEON Ltd.

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
Registration Rights Agreements
    The Registration Rights Agreement, as amended, between VEON Ltd., Telenor East and certain of its affiliates, LetterOne Investment Holdings S.A., a société anonyme incorporated under the laws of Luxembourg and L1T VIP Holdings S.à r.l., a société à responsibilité limitée incorporated under the laws of Luxembourg, (“L1T”), requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders party to the Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities. Pursuant to the Registration Rights Agreement, we have filed a registration statement on Form F-3 with the SEC using a “shelf” registration process. However, our shelf registration statement was rendered ineffective as a result of the delay in our filing of this Annual Report on Form 20-F, for which periodic reporting is required under the Exchange Act to be filed on time to utilize a “shelf” registration process. As a result, in the event any of our shareholders under the Registration Rights Agreement elect to exercise their registration rights, we will likely incur additional expense to register such securities until we are able to once again utilize a Form F-3.

Board of Directors
    Compensation paid to the Board of Directors is disclosed in Item 6.B—Compensation.
During 2022 and through the date of this Annual Report on Form 20-F, none of our Board of Directors have been involved in any material related party transactions with us.
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
In February 2021 and 2022, we announced that we would not be paying a dividend for the years ended December 31, 2020 and 2021, respectively. See Note 21—Dividends Paid and Proposed to our Audited Consolidated Financial Statements. In keeping with our dividend policy, we also confirm that we are not paying a dividend for the year ended December 31, 2022.
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
    We cannot assure you we will pay dividends on our common shares and ADSs in the future and any decision by VEON Ltd. not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, see Item 10.B—Memorandum and Articles of Association—Dividends and Dividend Rights, Item 3.D—Risk Factors—Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers and Item 3.D—Risk Factors—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends.
B. Significant Changes
    Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the Audited Consolidated Financial Statements included as part of this Annual Report on Form 20-F.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
    Each of our ADSs currently represents 25 of our common shares. We listed our ADSs on the NASDAQ Global Select Market on September 10, 2013 and our listing was transferred to the NASDAQ Capital Market on October 5, 2022. We listed our common shares on Euronext Amsterdam on April 4, 2017.
B. Plan of Distribution
    Not required.
C. Markets
    Our ADSs are listed and traded on the NASDAQ Capital Market under the symbol “VEON.”
In April 2017, our common shares were listed on Euronext Amsterdam and are currently trading on the regulated market of Euronext Amsterdam under the symbol “VEON.”
In May 2017, our ADSs were listed on the Saint Petersburg Stock Exchange (“SPB Exchange”) on an unsponsored and unsolicited basis to trade in the unquoted part of the list of SPB Exchange under the symbol “VEON.” On March 10, 2023 the SPB Exchange made the decision to exclude our ADRs from the SPB Exchange from March 13, 2023.
In November 2021, our common shares were listed on MOEX on an unsponsored and unsolicited basis and are currently trading in the Level 3 quotation list of MOEX under the symbol “VEON-RX”. In March 2023, MOEX notified VEON that its common shares would be subject to delisting pursuant to Russian regulations since it no longer considered our primary listings on NASDAQ and Euronext Amsterdam as a “recognized foreign exchange.”

Under certain circumstances, holders of common shares may convert such shares to ADSs listed on NASDAQ.
D. Selling Shareholders
    Not required.
E. Dilution
    Not required.
F. Expenses of the Issue
    Not required.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
    Not required.
B. Memorandum and Articles of Association
We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to our further amended bye-laws, which were approved by our shareholders on June 2, 2021 and further amended by our shareholders on June 29, 2023.
    The affirmative vote of at least 75.0% of the shares voted at a shareholders meeting is required to approve amendments to our bye-laws.
General
    VEON Ltd. is an exempted company limited by shares incorporated under the Companies Act on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 43271. As set forth in paragraph 6 of our memorandum of association, VEON Ltd. was formed with unrestricted business objects. We are registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.
Issued Share Capital
    As of December 31, 2022, the authorized share capital was US$1,849,190.67, divided into 1,849,190,667 common shares, par value US$0.001, of which 1,756,731,135 common shares were issued and outstanding. All issued and outstanding shares are fully paid. See Note 19 — Issued Capital and Reserves to our Audited Consolidated Financial Statements.
    Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our Board of Directors has the power to issue up to 5% of the total authorized capital of the company as common shares on such terms and conditions as the Board of Directors may determine; provided that this limitation does not apply to the issue of shares in connection with employee compensation awards.
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
    All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by VEON Ltd. in treasury. As of December 31, 2022, we held zero shares in treasury.
Shareholders’ Meetings
    Shareholders’ meetings are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of shares as of the record date for the shareholder meeting may attend and vote at such shareholder meeting.
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
    If no instruction is received from a holder of our ADSs, the Depositary shall give a proxy to an individual selected by the Board of Directors to vote the number of shares represented by the uninstructed ADSs at any shareholders’ meeting. The Board of Directors’ proxy designee will then vote the shares in accordance with the votes of all other shares represented and voting at the meeting, excluding any votes of any security holder of the Company beneficially owning more than 5% of the securities entitled to vote at the meeting.
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
Board of Directors
    VEON Ltd. is governed by our Board of Directors, currently consisting of seven directors. Up to the date of our 2023 AGM, our bye-laws provided that the Board shall consist of such number of Directors being not less than seven Directors and not more than thirteen Directors, as the Board shall from time to time determine, subject to approval by our shareholders.

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
    Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the Board of Directors upon the recommendation of the compensation committee, which the Board can from time to time delegate certain of its powers to a committee with responsibility for compensation. We may repay to any director such reasonable costs and expenses as he or she may properly incur in the performance of his or her duties.
    There is no requirement for the members of our Board of Directors to own shares. A director who is not a shareholder will nevertheless be entitled to attend and speak at general meetings and at any separate meeting of the holders of any class of shares.
    Neither Bermuda law nor our bye-laws establish any mandatory retirement age for our directors or executive officers.
Changes to the Board following the Annual General Meeting of Shareholders on June 29, 2023
At the 2023 AGM our shareholders approved a proposal to further amend our bye-laws such that effective immediately following the 2023 AGM the Board shall consist of such number of Directors being not less than five Directors and not more than nine Directors, as the Board shall from time to time determine, subject to approval by our shareholders. See —“Updates to the Board of Directors following the Annual General Meeting of Shareholders on June 29, 2023”—for the Board composition following our 2023 AGM.
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
C. Material Contracts
    The following is a summary description of certain material agreements to which we are a party. The description provided below does not purport to be complete and is qualified in its entirety by the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F.
Sale of our Russian Operations
See Item 4—Information on the Company—A. History and Development of the Company.
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

    For the purposes of Bermuda exchange control regulations, for such time as our ADSs remain listed on NASDAQ Stock Market Inc. or our common shares remain listed on an appointed stock exchange (which includes Euronext Amsterdam), there are no limitations on the issue and free transferability of our common shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific prior consent of the Bermuda Monetary Authority.
E. Taxation
U.S. Federal Income Tax Considerations
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
    Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the applicable capital gains rate, provided that (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares, or ADSs representing such shares, generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market, as our ADSs are. Based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange for trading purposes. However, if we are treated as a resident of The Netherlands for purposes of Dutch tax law, we may be eligible for the benefits of the income tax treaty between the United States and The Netherlands. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or common shares.
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
•has a substantial interest in VEON Ltd. or a deemed substantial interest in VEON Ltd. for Dutch tax purposes. Generally, you hold a substantial interest if (a) you – either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster children) or of those of your partner for Dutch tax purposes – own or are deemed to own, directly or indirectly, ADSs or common shares representing 5.0% or more of the shares or of any class of shares of VEON Ltd., or rights to acquire, directly or indirectly, ADSs or common shares representing such an interest in the shares of VEON Ltd. or profit participating certificates relating to 5.0% or more of the annual profits or to 5.0% or more of the liquidation proceeds of VEON Ltd., or (b) your ADSs or common shares, rights to acquire ADSs or common shares or profit participating certificates in VEON Ltd. are held by you following the application of a non-recognition provision; or
•is an entity resident of Aruba, Curacao or Sint Maarten and has an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba and the ADSs or common shares are attributable to such permanent establishment or permanent representative.
Taxes on Income and Capital Gains
Non-resident Individuals
    If you are an individual who is neither resident nor deemed to be resident in the Netherlands for the purposes of Dutch income tax, you will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with your ADSs or common shares, except if:
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

General
    If you are neither resident nor deemed to be resident in the Netherlands, you will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of ADSs or common shares or the performance by VEON Ltd. of its obligations under such documents or under the ADSs’ or common shares.
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
As of December 31, 2022, the largest currency exposure risks for our Group were in relation to the Russian ruble, the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakhstani tenge and the Uzbekistani som, because the majority of our cash flows from operating activities in Russia, Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these local currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
    We hold approximately 82% of our cash and bank deposits in U.S. dollars in order to hedge against the risk of local currency devaluation.
    To reduce balance sheet currency mismatches, we hold part of our debt in Russian ruble, Pakistani rupee, Ukrainian hryvnia and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the U.S. dollar value of the Bangladeshi taka, the Russian ruble, the Pakistani rupee, the Uzbekistani som, the Ukrainian hryvnia or the Kazakhstani tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.
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
    The following table summarizes information, as of December 31, 2022, regarding the maturity of the part of our bank loans and bonds for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of bank loans and bonds denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31,
	2022	2023	2024	2025	2026	2022
Total debt:
Fixed Rate (in US$ millions)	776	719	711	284	—	734
Average interest rate	6.6%	7.02%	7.07%	8.13%	—
Variable Rate (in US$ millions)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—
TOTAL	776	719	711	284	—	734

As of December 31, 2022, the variable interest rate risk on the financing of our Group was limited as 72% of the group’s bank loans and bonds portfolio was fixed rate debt.

    For more information on our market risks and financial risk management for derivatives and other financial instruments, see Note 16—Investments, Debt and Derivatives and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
    Not required.
B. Warrants and Rights
    Not required.
C. Other Securities
    Not required.
D. American Depositary Shares
Fees Payable by our ADS holders
    The Bank of New York Mellon, with its principal executive office located at 240 Greenwich St, NY, NY 10286, USA, is the depository for our ADSs. Our depository collects its fees for delivery and surrender of ADSs directly from investors (or their intermediaries) depositing shares or surrendering ADSs for the purpose of withdrawal. According to our amended and restated deposit agreement with our depository, dated December 29, 2017, as later amended, holders of our ADSs no longer have to pay our depository any cash distribution or depository service fees. Other fees or charges are set forth in the table below.

For:	Persons depositing or withdrawing shares or ADS holders must pay to the depository:
Issuance of ADSs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Any cash distribution to ADS holders	—
Depository service	—
Distribution of securities distributed to holders of deposited securities that are distributed to ADS holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for ADS issuance
Transfer and registration of shares on our share register to or from the name of the depository or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depository
Converting foreign currency to U.S. dollars	Expenses of the depository
Taxes and other governmental charges the depository or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS depository or its agents for servicing the deposited securities	As necessary
Under certain circumstances, holders may convert their ADSs to common shares listed on Euronext Amsterdam. Holders of VEON common shares are not subject to the fees payable by ADS holders set forth above.
Fees Payable by the Depository to Us
    Our depository has agreed to reimburse us or pay us for certain maintenance costs for the ADS program, including expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls.

In certain instances, our depository has agreed to waive certain fees and expenses.
Ratio Change Under the American Depositary Receipt Program

On March 8, 2023, we changed the ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”).

     Pursuant to the Ratio Change, as of the Effective Date, record holders who directly held ADRs were required to exchange their existing ADRs for new ADRs on the basis of one (1) new ADR for every twenty-five (25) existing ADRs surrendered.

For ADS holders, the Ratio Change had the same effect as a one for twenty five reverse ADS split. No new Shares were issued in connection with the Ratio Change and the ADSs continue to be traded on the Nasdaq Capital Market under the symbol “VEON.”

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
    None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
    For a summary of the modifications made to our bye-laws in June 2021 and June 2023, see Item 10.B—Memorandum and Articles of Association.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
    An evaluation was carried out under the supervision of and with the participation of our management, including our Group Chief Executive Officer (“GCEO”) and Group Chief Financial Officer (“GCFO”) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure and Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure and Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our GCEO and GCFO have concluded that as of December 31, 2022, our disclosure controls and procedures were not effective. They reached this conclusion due to the presence of the material weakness in internal control over financial reporting as described below.
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
    Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making its assessment, our management has utilized the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.
    As a result of management’s assessment of our internal control over financial reporting as of December 31, 2022, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
We identified a material weakness related to the accounting and financial statement presentation for disposals of businesses. Specifically, we did not design and maintain effective controls to address and review the accounting treatment and appropriate financial statement presentation for disposals of businesses. The material weakness resulted in the restatement of our 2022 consolidated financial statements. It also resulted in adjustments to our 2022 consolidated financial statements related to classification of items within continuing and discontinued operations and to the accounting treatment of foreign currency translation. Additionally, the material weakness could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. The restatement is more fully described in Note 24 to the financial statements included elsewhere in this annual report.

Notwithstanding such material weakness in internal control over financial reporting, our GCEO and GCFO have concluded that our consolidated financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows at and for the periods presented in conformity with IFRS.

Remediation Plan for the Material Weakness
We are taking and will continue to take steps to remediate the material weakness. The steps will include designing and implementing control activities over disposals of businesses to specifically review the proper accounting treatment and the related presentation and accuracy of each component of a disposal of a subsidiary in the consolidated financial statements including within the income statement, statement of changes in equity and statement of comprehensive income. The process of implementing and operating an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete implementation as well as to assess and ensure the sustainability of these procedures. We believe that the actions we take will be effective in remediating the material weakness described above and we will continue to devote significant time and attention to these remediation efforts. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above. There can be no assurance that the actions we are taking and will take will be sufficient to remediate the material weakness by December 31, 2023. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming and may incur significant costs.

Attestation report Independent Registered Public Accounting Firm
PwC, VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2022, a copy of which appears in Item 18—Financial Statements.
Changes in Internal Control Over Financial Reporting
    Except as described above in Remediation Plan for the Material Weakness, there have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
    The Board of Directors has determined that Michiel Soeting, chair of our Audit and Risk Committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Soeting is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Soeting’s experience, see Item 6.A—Directors and Senior Management—Board of Directors—Michiel Soeting.
ITEM 16B. CODE OF ETHICS
Our Group-wide Code of Conduct (“Code”) applies to all VEON employees, officers and directors, including its principal executive officer, principal financial officer, and principal accounting officer or controller. The Code includes a code of ethics, as defined in this Item 16.B of Form 20-F under the Exchange Act. Our Code is available on our website at http://www.veon.com, under “We are VEON /Values & Culture” (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F). The fundamental principles of the Code are: to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate, timely, and understandable disclosure; compliance with applicable laws, rules, and regulations; prompt internal reporting of violations of the Code; and accountability for adherence to the Code. When required, we will disclose on our website at the same address any amendment to or waiver of the Code, including any implicit waiver, that our board of directors may grant.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers Accountants N.V. (PCAOB ID: 1395) have served as our independent public accountants for the fiscal years ended December 31, 2022 and December 31, 2021, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2022 and 2021.

	Year ended December 31,
(In millions of U.S. dollars)	2022	2021
Audit Fees	9.6	10.9
Audit-Related Fees	—	0.2
Tax Fees	—	—
All Other Fees	—	0.1
Total	9.6	11.2

Audit Fees
    Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2022 and 2021, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including Sarbanes-Oxley Section 404 attestation services.
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
    None.
All Other Fees
    None.
Audit Committee Pre-Approval Policies and Procedures
    The Sarbanes-Oxley Act of 2002 required VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit and risk committee pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. VEON Ltd.’s audit and risk committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2022.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
    None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
    None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
    In the second quarter of 2022, in connection with tender discussions to audit our fiscal year ended December 31, 2022, our independent registered public accounting firm, PricewaterhouseCoopers Accountants N.V. (“PwC”), informed us that they would not stand for re-election at the conclusion of their term of appointment, if appointed. PwC’s term of appointment concluded upon the issuance of their audit report included in this Annual Report.

We have not yet appointed a new independent registered public accounting firm for the year ending December 31, 2023.

The reports of PwC for the fiscal years ended December 31, 2021 and December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except for (a) the December 31, 2021 report includes an explanatory paragraph in such report regarding substantial doubt about the Company’s ability to continue as a going concern and a paragraph on change in accounting principle and (b) the December 31, 2022 report includes (i) an explanatory paragraph in such report regarding substantial doubt about the Company’s ability to continue as a going concern and (ii) an explanatory paragraph regarding the restatement of the Company’s consolidated financial statements in this Annual Report on Form 20-F as of and for the year ended December 31, 2022.

During the two most recent fiscal years and the subsequent interim period through July 24, 2023, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused PwC to make reference in connection with its reports, or any “reportable event” as such term is defined in Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F and the material weakness in our internal control over financial reporting reported in Item 15 — Controls and Procedures.
The Company has provided PwC with a copy of the foregoing disclosure and has requested and received from PwC a letter addressed to the SEC stating whether they agree with the above statements. A copy of PwC’s letter, dated July 24, 2023, is filed herewith as Exhibit 15.2.
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
We are a “foreign private issuer” under applicable U.S. federal securities laws. We comply with the corporate governance rules applicable to foreign private issuers listed on the NASDAQ Capital Market. As a result, we are permitted to follow “home country practice” in Bermuda in lieu of the provisions of NASDAQ’s corporate governance rules, except that we are required to: (1) have a qualifying audit committee under NASDAQ listing rule 5605(c)(3); (2) ensure that our audit committee’s members meet the independence requirement under NASDAQ listing rule 5605(c)(2)(A)(ii); and (3) comply with the voting rights requirements under NASDAQ listing rule 5640.
    In accordance with NASDAQ listing rule 5615(a)(3)(B), the following is a summary of the “home country practices” in Bermuda that we followed in lieu of the relevant NASDAQ listing rules based on our committees during 2022 and up to July 6, 2023. We will re-evaluate our practice against the relevant NASDAQ listing rules once our Board of Directors has adopted a charter for our newly established RGC and revised our Audit and Risk Committee charter to reflect our updated committee structure.

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
Independent Director Oversight of Director Nominations
    NASDAQ rule 5605(e)(1) requires that director nominees of U.S. listed companies are selected, or recommended for the board’s selection, either by (1) a majority of the board’s independent directors, in a vote in which only such independent directors participate or (2) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. The NCGC, which is responsible for identifying and selecting candidates to serve as directors, is not completely comprised of independent directors.
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
ITEM 16J. INSIDER TRADING POLICIES
    Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS
    We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS
    The financial information required by this item, together with the report of PricewaterhouseCoopers Accountants N.V., is set forth on pages F-1 through F-93.

ITEM 19. EXHIBITS

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd., Further Amended June 29, 2023					*
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	04/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary	F-6	333-164781	1	12/22/2017
2.2	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.3	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.4	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016
2.5	Description of Securities Registered Under Section 12 of the Exchange Act	20-F	001-34694	2.6	03/14/2020
4.1	Form of Indemnification Agreement	20-F	001-34694	4.1	3/15/2021
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Vimpelcom 2010 Stock Option Plan	S-8	333-166315	4.3	4/27/2010
4.5	VimpelCom 2000 Stock Option Plan	S-8	333-166315	4.4	4/27/2010
4.6†#
Sale and Purchase Agreement in relation to the shares in PJSC Vimpel-Communications, dated November 24, 2022, between VEON Holdings BV and VEON LTD (as sellers), and Joint-Stock Company Kopernik-Invest 3 (as buyer), and Vimpel-Communications Public Joint Stock Company
						*
8	List of Significant Subsidiaries					*
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*
15.1	Consent of PricewaterhouseCoopers Accountants N.V. (VEON Ltd.)					*
15.2	Letter from PricewaterhouseCoopers Accountants N.V. to the SEC, dated July 24, 2023, regarding the change in independent registered public accounting firm					*
99.1	Glossary of Telecommunications Terms					*
99.2	Regulation of Telecommunications					*

101.INS	XBRL Instance Document(1)	*
101.SCH	XBRL Taxonomy Extension Schema(1)	*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(1)	*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(1)	*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(1)	*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(1)	*
____________________

(1)     The following materials from the our Annual Report on Form 20-F for the year ended December 31, 2022, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2022, 2021 and 2020; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2022, 2021 and 2020; (iii) Consolidated statement of financial position for the year ended December 31, 2022 and 2021; (iv) Consolidated statement of changes in equity for the year ended December 31, 2022, 2021 and 2020; (v) Consolidated statement of cash flows for the year ended December 31, 2022, 2021 and 2020; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.
†    Confidential treatment has been requested over certain parts of this exhibit. Portions of this exhibit have been redacted in compliance with Item 601(a)(6) and Item 601(b)(10) of Regulation S-K.
#    Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules to the Securities and Exchange Commission upon request.

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

VEON LTD.

By:    /s/Kaan Terzioğlu
Name: Kaan Terzioğlu
Title:    Chief Executive Officer
Date:     July 24, 2023

Consolidated financial statements

VEON Ltd.
As of December 31, 2022 and
for the three years then ended

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VEON Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of VEON Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated income statement and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the Company not designing and maintaining effective controls to address and review the accounting treatment and appropriate financial statement presentation for disposals of businesses.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
Restatement of Previously Issued Financial Statements

As discussed in the section ‘Restatement of 2022 consolidated financial statements’ in Note 24 to the consolidated financial statements, the Company has restated its 2022 financial statements to correct an error.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the section ‘Ongoing conflict between Russia and Ukraine’ in Note 24 to the consolidated financial statements, the Company has been negatively impacted and will continue to be negatively impacted by the consequences of the Russian government’s invasion of Ukraine ( ‘Ongoing conflict between Russia and Ukraine’), and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in the section ‘Ongoing conflict between Russia and Ukraine’ in Note 24. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Valuation of goodwill and accuracy of goodwill impairment charge for the Russia cash-generating unit

As described in Notes 10, 11 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance amounts to $394 million as of December 31, 2022, together with the amount of goodwill associated with the Russia cash-generating unit of $617 million classified as held-for-sale as of December 31, 2022, and consolidated goodwill impairment losses of $ o million, together with a $ 446 million goodwill impairment loss for the Russia component as part of discontinued operations. Management conducts an annual impairment test as of September 30, or when circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable value, in particular the fair value less cost of disposal, of a cash-generating unit to its carrying value. Fair value is estimated by management using a discounted cash flow model, based on cash flow projections from business plans adjusted for a market participant’s view. In estimating the fair value of the cash-generating units, management uses assumptions relating to the discount rate as well as the projected revenue growth rate, projected operating margin, projected capital expenditure, and the related terminal rates. As of March 31, 2022 management identified circumstances that indicated a trigger that the carrying value of the Russia cash-generating-unit might be impaired and performed an additional goodwill impairment test resulting in the impairment charge mentioned above. The fair value less cost of disposal (‘FVLCD’) for Russian operations as of September 30, 2022, was based on the expected sales proceeds from third party bids which have been substantiated by the final share price consideration of RUB 130 billion reflected in the SPA signed on November 24, 2022 (approximately US$ 1,900 million as per December 31, 2022). Based on the annual goodwill impairment test in the current year, no additional impairment charge was recorded.
The principal consideration for our determination that performing procedures relating to the valuation of goodwill and the accuracy of the goodwill impairment charge for the Russia cash-generating unit is a critical audit matter is the application of significant judgment by management when developing the fair value measurement of the cash-generating unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions related to the discount rate as well as the projected revenue growth rate, projected operating margin, projected capital expenditure, and the related terminal rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Russia cash-generating unit. These procedures also included, among others, testing the completeness, accuracy and relevance of underlying data used in the models, assessing the appropriateness of management’s identification of the cash-generating unit, recalculating the carrying values and confirming the exchange rates applied, performing a retrospective review of the prior year estimates by comparing the current year actual results to those projected in the prior year, and testing the accuracy of the impairment charge recorded. Evaluating the composition of management’s future cash flow forecasts and corresponding assumptions included consideration of (i) the current and past performance of the Russia cash- generating unit, (ii) the consistency with external market and industry data, (iii) the corroboration of strategic initiatives in Russia with evidence obtained in other areas of the audit, including the assessment of the impact of the political situation including sanction laws and regulations and the macroeconomic environments in Russia on the business plan, (iv) assessing any indications of management bias in determining the significant assumptions, and (v) assessing the adequacy of disclosures in the financial statements regarding assumptions, sensitivities, and headroom. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions.
Valuation of “uncertain income tax positions” and “non-income tax provisions” in Pakistan

As described in Notes 7 and 8 to the consolidated financial statements, the Company recorded total provisions of $133 million related to uncertain income tax positions and $49 million related to non-income tax as of December 31, 2022. “Uncertain income tax positions” and “non-income tax provisions” in Pakistan make up a significant portion of the total provisions recorded. Given that the tax legislation in the markets in which the Company operates is unpredictable and gives rise to significant uncertainties, management’s estimate of tax liabilities may differ from interpretations by the relevant tax authorities as to how regulations should be applied to actual transactions. Judgment is therefore required by management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgment is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and the ability of management to make a reasonable estimate of the amount of loss.
The principal considerations for our determination that performing procedures relating to the valuation of “uncertain income tax positions” and “non-income tax provisions” in Pakistan is a critical audit matter are the application of significant judgment by management when (i) assessing the likelihood that an uncertain income tax treatment is accepted by a tax authority and estimating the effect of the uncertainty, and (ii) determining the degree of probability of an unfavorable non-income tax outcome and the ability to make a reasonable estimate of the amount of loss. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimation uncertainty, which included, among others, assessing facts and circumstances and interpretations of uncertain income tax treatments which support management’s judgments in the likelihood of sustaining an income tax position with the tax authorities and estimating the effect of the uncertainty based on the application of relevant tax laws as well as the likelihood of an unfavorable outcome for non-income tax claims and the reasonableness of the estimated amount of cash outflow. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls over the timely identification of new or changes in existing local tax laws, regulations, and judicial decisions, controls over the timely recognition of the liability for “uncertain income tax positions” and “non-income tax provisions” and controls over the review of required disclosures. These procedures also included, among others (i) testing the information used in the calculation of the liability for “uncertain income tax positions” and “non- income tax provisions”, including evaluating correspondence with tax authorities and assessing the outcomes of court decisions for industry-wide issues; (ii) testing the calculation and underlying estimates of the liability for “uncertain income tax positions” and “non-income tax provisions” by jurisdiction, including management’s assessment of the technical merits of “uncertain income tax positions” as well as the technical merits of non-income tax claims; (iii) testing management’s assessment of both the identification of “uncertain income tax positions” and “non-income tax provisions” and possible outcomes; (iv) evaluating the status and results of tax audits with the relevant tax authorities; and (v) assessing the adequacy of the disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the measurement of the Company’s “uncertain income tax positions” and “non-income tax provisions”, including evaluating the reasonableness of management’s assessment of whether uncertain income tax positions are probable of being sustained and the amount of potential benefit to be realized, evaluating the reasonableness of management’s assessment of the probability of an unfavorable outcome of the non-income tax claims and the reasonableness of the estimated amount of loss, the application of relevant tax laws, and estimated interest and penalties.
Valuation of deferred tax assets in Bangladesh

As described in Note 8 to the consolidated financial statements, the Company recognized deferred tax assets for losses carried forward for $108 million in Bangladesh as of December 31, 2022. As the company has a history of recent losses, management should exercise judgment to determine whether there is convincing evidence that sufficient taxable profit will be available against which tax losses and credits can be used. Significant judgment is required to determine the amount that can be recognized which depends foremost on the probability assessment of the uncertain tax positions related to historic tax loss calculations, availability of future taxable profits, and the existence of taxable temporary differences.
The principal considerations for our determination that performing procedures relating to the valuation of deferred tax assets in Bangladesh is a critical audit matter are the application of significant judgment by management on the first time recognition of deferred tax assets and valuation of related “uncertain income tax positions” when (i) assessing the amounts of losses available for recognition, including the interpretation of tax rules, and assessing the likelihood that an uncertain income tax treatment is accepted by a tax authority and estimating the effect of the uncertainty, and (ii) estimating the amounts of future taxable profit, and uncertainty concerning a new business plan. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimation uncertainty. Aforementioned included, among others, assessing facts and circumstances and interpretations of uncertain income tax treatments which support management’s judgments in the likelihood of sustaining an income tax position with the tax authorities and estimating the effect of the uncertainty based on the application of relevant tax laws, and evaluating the projections of future taxable profits. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls relating to deferred tax assets and “uncertain income tax positions”, more specifically, controls assessing the recoverability of the deferred tax assets, including controls over the assumptions and judgments used in the projections of future taxable income, controls over the timely identification of new or changes in existing local tax laws, regulations, and judicial decisions, controls over the timely recognition of “uncertain income tax positions”, and controls over the review of required disclosures. These procedures also included, among others (i) assessing the breakdown of the historic losses by year, uncertain income tax positions and the composition of the carry-forward deferred tax asset relating to tax losses, (ii) evaluating and testing the corporate tax positions taken by management, (iii) assessing the recoverability of the deferred tax assets through agreeing the forecasted future taxable profits with approved business plans, (iv) assessing whether the underlying trends and assumptions in the forecasts used were consistent with those used in the impairment tests, (v) assessing the underlying assumptions and forecasted revenues and costs, ascertaining inclusion of all required elements in the forecast, and recalculating taxable profits based on the applicable tax rules, (vi) assessing the past performance against business plans used by the company to determine the ability of management to forecast future taxable income (vii) assessing whether there are any local expiry periods together with any applicable restrictions in recovery, and (viii) assessing the adequacy of the disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the measurement of the Company’s “uncertain income tax positions”, including evaluating the reasonableness of management’s assessment of whether uncertain income tax positions are probable of being sustained, as well as in the evaluation of the valuation of the Company’s deferred tax assets, including the interpretation of local tax regulations, and evaluating the reasonableness of management’s assessment of whether deferred tax assets can be recognized in light of future taxable profits.

/s/ M. de Ridder RA
PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands
July 24, 2023

We have served as the Company’s auditor since 2014.

CONSOLIDATED INCOME STATEMENT
for the years ended December 31

(In millions of U.S. dollars, except per share amounts)	Note	2022	2021*	2020*

Service revenues		3,600	3,690	3,355
Sale of equipment and accessories		28	35	22
Other revenues		127	125	105
Total operating revenues	3	3,755	3,850	3,482

Other operating income		1	—	—

Service costs		(448)	(448)	(431)
Cost of equipment and accessories		(28)	(36)	(23)
Selling, general and administrative expenses	4	(1,533)	(1,526)	(1,403)
Depreciation	12	(557)	(605)	(553)
Amortization	13	(221)	(194)	(177)
Impairment (loss) / reversal	11	107	(27)	(62)
(Loss) / gain on disposal of non-current assets		(1)	9	(10)
(Loss) / gain on disposal of subsidiaries	9	88	—	—

Operating profit		1,163	1,023	823

Finance costs		(583)	(591)	(569)
Finance income		32	13	19
Other non-operating gain / (loss)	15	9	26	84
Net foreign exchange gain / (loss)		181	(7)	16
Profit / (loss) before tax		802	464	373

Income taxes	8	(69)	(344)	(279)
Profit / (loss) from continuing operations		733	120	94
Loss after tax from discontinued operations and disposals of discontinued operations	10	(742)	681	(410)
(Loss) / profit for the period		(9)	801	(316)

Attributable to:
The owners of the parent (continuing operations)		656	75	102
The owners of the parent (discontinued operations)		(818)	599	(451)
Non-controlling interest		153	127	33
		(9)	801	(316)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:**
from continuing operations	20	$0.37	$0.04	$0.06
from discontinued operations	20	($0.46)	$0.34	($0.26)
Total	20	($0.09)	$0.38	($0.20)

*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see Note 10).
** In accordance with IAS 33, Earnings per Share, the shares vested on December 31, 2022 and subsequently issued after the reporting period date have been included in the Earnings per Share calculation (see Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31

(In millions of U.S. dollars)	2022 (as restated*)	2021	2020

Profit / (loss) for the period	(9)	801	(316)

Items that may be reclassified to profit or loss
Foreign currency translation	(480)	(200)	(623)
Reclassification of accumulated foreign currency translation reserve to profit or loss upon disposal of foreign operation	558	—	96
Other	—	(3)	(15)
Items that will not to be reclassified to profit or loss
Other	27	—	1

Other comprehensive income / (loss) for the period, net of tax	105	(203)	(541)

Total comprehensive income / (loss) for the period, net of tax	96	598	(857)

Attributable to:
The owners of the parent	(14)	513	(800)
Non-controlling interests	110	85	(57)
	96	598	(857)
Total comprehensive income / (loss) for the period, net of tax from:
Continuing operations	234	(5)	189
Discontinued operations	(138)	603	(1,046)
	96	598	(857)
*Refer to Note 24 for further details with respect to the restatement.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31

(In millions of U.S. dollars)	Note	2022	2021

Assets
Non-current assets
Property and equipment	12	2,848	6,717
Intangible assets	13	1,960	3,244
Investments and derivatives	16	71	99
Deferred tax assets	8	274	228
Other assets	6	157	216
Total non-current assets		5,310	10,504

Current assets
Inventories		18	111
Trade and other receivables	5	456	690
Investments and derivatives	16	120	86
Current income tax assets	8	72	70
Other assets	6	208	344
Cash and cash equivalents	17	3,107	2,252
Total current assets		3,981	3,553

Assets classified as held for sale	10	5,792	1,864

Total assets		15,083	15,921

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	19	569	586
Non-controlling interests		198	919
Total equity		767	1,505

Non-current liabilities
Debt and derivatives	16	5,336	9,404
Provisions	7	47	87
Deferred tax liabilities	8	36	115
Other liabilities	6	20	36
Total non-current liabilities		5,439	9,642

Current liabilities
Trade and other payables		1,087	2,031
Debt and derivatives	16	2,844	1,242
Provisions	7	59	109
Current income tax payables	8	180	228
Other liabilities	6	475	773
Total current liabilities		4,645	4,383

Liabilities associated with assets held for sale	10	4,232	391

Total equity and liabilities		15,083	15,921

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2022 (as restated**)

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2022		1,749,127,404	2	12,753	(1,990)	(1,246)	(8,933)	586	919	1,505

Profit / (loss) for the period		—	—	—	—	(162)	—	(162)	153	(9)
Transfer from OCI to income statement on disposal of subsidiary (reclassification adjustments)		—	—	—	—	—	558	558	—	558
Other comprehensive income / (loss) (excluding reclassification adjustments)		—	—	—	27	—	(437)	(410)	(43)	(453)
Total comprehensive income / (loss)		—	—	—	27	(162)	121	(14)	110	96

Dividends declared	21	—	—	—	—	—	—	—	(14)	(14)
Disposal of subsidiaries with non-controlling interests	10	—	—	—	—	—	—	—	(824)	(824)
Changes in ownership interest in a subsidiary		—	—	—	—	(3)	4	1	7	8
Other	22	4,229,272	—	—	(4)	—	—	(4)	—	(4)
As of December 31, 2022		1,753,356,676	2	12,753	(1,967)	(1,411)	(8,808)	569	198	767
**Refer to Note 24 for further details with respect to the restatement.

for the year ended December 31, 2021

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2021		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

Profit / (loss) for the period		—	—	—	—	674	—	674	127	801
Other comprehensive income / (loss)		—	—	—	(1)	(2)	(158)	(161)	(42)	(203)
Total comprehensive income / (loss)		—	—	—	(1)	672	(158)	513	85	598

Dividends declared	21	—	—	—	—	0	—	0	(89)	(89)
Acquisition of non-controlling interest		—	—	—	(76)	—	—	(76)	69	(7)
Acquisition of subsidiary	9	—	—	—	(16)	—	—	(16)	6	(10)
Other		—	—	—	1	1	—	2	(2)	—
As of December 31, 2021		1,749,127,404	2	12,753	(1,990)	(1,246)	(8,933)	586	919	1,505

* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 26 for further details.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2020

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2020		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

Profit / (loss) for the period		—	—	—	—	(349)	—	(349)	33	(316)
Other comprehensive income		—	—	—	(10)	(4)	(437)	(451)	(90)	(541)
Total comprehensive income		—	—	—	(10)	(353)	(437)	(800)	(57)	(857)

Dividends declared	21	—	—	—	—	(262)	—	(262)	(87)	(349)
Changes in ownership interest in a subsidiary that do not result in a loss of control	9	—	—	—	—	—	—	—	—	—
Others		—	—	—	(1)	26	(26)	(1)	—	(1)
As of December 31, 2020		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 26 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31

(In millions of U.S. dollars)	Note	2022	2021*	2020*

Operating activities
Profit / (loss) before tax		802	464	373
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		671	826	792
(Gain) / loss on disposal of non-current assets		1	(9)	10
(Gain) / loss on disposal of subsidiaries		(88)	—	—
Finance costs		583	591	569
Finance income		(32)	(13)	(19)
Other non-operating (gain) / loss		(9)	(26)	(84)
Net foreign exchange (gain) / loss		(181)	7	(16)

Changes in trade and other receivables and prepayments		(154)	(141)	(18)
Changes in inventories		(12)	(4)	(5)
Changes in trade and other payables		52	63	39
Changes in provisions, pensions and other		48	(14)	(14)

Interest paid	16	(489)	(521)	(534)
Interest received		25	12	20
Income tax paid		(284)	(274)	(269)

Net cash flows from operating activities from continuing operations		933	961	844
Net cash flows from operating activities from discontinued operations		1,624	1,677	1,599

Investing activities
Purchase of property, plant and equipment		(634)	(699)	(550)
Purchase of intangible assets		(376)	(159)	(132)
Receipts from / (Payments) on deposits		(54)	(58)	(69)
Receipts from / (Investment in) financial assets****		(14)	(48)	(8)
Acquisition of a subsidiary, net of cash acquired		(16)	—	—
Proceeds from sales of share in subsidiaries, net of cash		40	—	(10)
Other proceeds from investing activities, net		(3)	(3)	(47)

Net cash flows from / (used in) investing activities from continuing operations		(1,057)	(967)	(816)
Net cash flows from / (used in) investing activities from discontinued operations		(599)	(213)	(1,050)

Financing activities
Proceeds from borrowings, net of fees paid **	16	2,087	2,081	4,621
Repayment of debt	16	(1,619)	(1,977)	(4,148)
Acquisition of non-controlling interest	16	—	(279)	(1)
Dividends paid to owners of the parent	21	—	—	(259)
Dividends paid to non-controlling interests		(12)	(17)	(39)

Net cash flows from / (used in) financing activities from continuing operations		456	(192)	174
Net cash flows from / (used in) financing activities from discontinued operations		(340)	(552)	(277)

Net increase / (decrease) in cash and cash equivalents		1,017	714	474
Net foreign exchange difference related to continuing operations		(95)	(18)	(51)
Net foreign exchange difference related to discontinued operations		(21)	(5)	—
Cash and cash equivalents classified as discontinued operations/held for sale at the beginning of the period		113	—	—
Cash and cash equivalents classified as discontinued operations/held for sale at the end of the period		(146)	(113)	—
Cash and cash equivalents at beginning of period****		2,239	1,661	1,238

Cash and cash equivalents at end of period, net of overdraft ***	17	3,107	2,239	1,661
* Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see note 10)
** Fees paid for borrowings were US$11 (2021: US$32, 2020: US$29)
*** Overdrawn amount was US$0 (2021: US$13)
**** Certain comparative amounts have been reclassified, refer to Note 24 – for further details.
The accompanying notes are an integral part of these consolidated financial statements.

GENERAL INFORMATION ABOUT THE GROUP

1    GENERAL INFORMATION
VEON Ltd. (“VEON” or the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
VEON’s American Depository Shares (“ADSs”) are listed on the NASDAQ Capital Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

The consolidated financial statements prepared for Dutch statutory purposes were authorized by the Board of Directors for issuance on June 24, 2023 and filed on June 25, 2023. The Company has the ability to amend and reissue the consolidated financial statements. After the issuance of those financial statements, and prior to the filing of VEON Ltd.’s Annual Report on Form 20-F for the same period,the Company discovered an error in the consolidated statement of comprehensive income with respect to the derecognition of non-controlling interest for the sale of its Algerian operations (refer to Note 10 for further details) which has been corrected in these financial statements. Refer to Note 24 for further details. These consolidated financial statements included in this Annual Report on Form 20-F were re-authorized for issuance on July 24, 2023.
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

Major developments during the year ended December 31, 2022

Announced sale of Russia operations

On November 24, 2022, VEON entered into an agreement to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”), led by its current CEO, Aleksander Torbakhov. Under the agreement, VEON will receive consideration of RUB 130 billion (approximately US$1,900). The SPA contains provisions amongst others that in the event Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale. As of July 24, 2023, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. The transaction is expected to be completed in 2023.
As a result of the expected disposal, VEON has classified its Russian operations as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the assets of its Russian operations. The results for Russian operations in the consolidated income statements and the consolidated statements of cash flows for 2022, 2021 and 2020 have been presented separately. For further details of the transaction, refer to Note 10.
Sale of Algeria operations

On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) (Omnium) to the Fonds National d’Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders’ Agreement, the transaction was completed on August 5, 2022 for a sales price of US$682 in cash. For further details of the transaction, refer to Note 10.

Sale of Georgia operations

On March 31, 2022, VEON Georgia Holdings B.V. entered into a non-binding share purchase agreement with Miren Invest LLC (“Miren”), VEON's former local partner, for the sale of VEON Georgia LLC ("VEON Georgia"), our operating company in Georgia, for a sales price of US$45 in cash, subject to VEON corporate approvals and regulatory approvals. The required approvals were subsequently obtained and the sale was completed on June 8, 2022.

On June 8, 2022, upon completion of the sale to Miren, control of VEON Georgia was transferred to Miren and VEON recognized a US$88 gain on disposal of VEON Georgia, which includes the recycling of currency translation reserve in the amount of US$78.

Financing activities

VEON US$1,250 multi-currency revolving credit facility agreement

In February 2022, the maturity of the multi-currency revolving credit facility originally entered into in March 2021 for US$1,250 (the "RCF") was extended for one year until March 2025; two banks did not agree to extend, as a result US$250 will mature at the original maturity date in March 2024 and US$805 will mature in March 2025.

In February 2022, VEON Holdings B.V. drew US$430 under the RCF. Subject to the terms set out in the RCF, the outstanding balance can be rolled over until the respective final maturities.

In March 2022, Alfa Bank (US$125 commitment) and Raiffeisen Bank Russia (US$70 commitment) notified the Agent under the RCF that as a result of new Russian regulatory requirements following a presidential decree, they could no longer participate in the RCF. As a result, their available commitments were cancelled and the total RCF size reduced from US$1,250 to US$1,055. The drawn portion from Alfa Bank (US$43) was subsequently repaid in April 2022 and the drawn portion from Raiffeisen Bank Russia (US$24) was repaid in May 2022.

In April and May 2022, VEON Holdings B.V. received US$610 following a utilization under the RCF. The remaining US$82 was received in November. The RCF was fully drawn at year-end with US$1,055 outstanding. As of December 31, 2022, the outstanding amounts have been rolled-over until April 2023, US$692, and May 2023, US$363. Subject to the terms set out in the RCF, these amounts can be rolled until the respective final maturities. Refer to Note 23 for further development,

Financing activities other than RCF

In February 2022, VEON Holdings B.V. repaid its 7.50% Note of US$417 originally maturing in March 2022.

In February 2022, VEON Holdings B.V. prepaid RUB 30 billion (US$396) of outstanding loans to VTB Bank originally maturing in July 2025.

In February 2022, VEON Finance Ireland DAC signed a RUB 30 billion (US$400) term loan facility with VTB Bank with a floating rate. This facility was guaranteed by VEON Holding B.V. and had a maturity of February 2029. The proceeds from this facility were used for general corporate purposes, including the financing of intercompany loans to PJSC VimpelCom.

In March 2022, Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 40 billion (US$222) available under its existing credit line.

In March 2022, VEON Finance Ireland DAC prepaid its RUB 30 billion (US$259) term loan facility with VTB Bank in accordance with its terms, and the facility was cancelled.

In April 2022, VEON Finance Ireland DAC novated its Sberbank (RUB 45 billion (US$556)) and Alfa Bank (RUB 45 billion (US$556)) term loans totaling RUB 90 billion (US$1,112), to PJSC VimpelCom, resulting in the former borrower, VEON Finance Ireland DAC, and guarantor, VEON Holdings B.V., having been released from their obligations.

In April 2022, PMCL signed a PKR 40 billion (US$217) syndicated loan with a ten years maturity. The drawn amount under the facility is PKR 30 billion (US$156).

In April 2022, Banglalink signed a BDT 12 billion (US$139) syndicated loan with a five years maturity, with a proportion of the proceeds used to fully repay the existing loan of BDT 3 billion facility (US$38). Banglalink fully utilized the remaining BDT 3 billion (US$32) under its BDT syndicated loan facility in July, August and September 2022.

In March, April, May and June 2022, Kyivstar fully prepaid a UAH 1,350 million (US$46) loan with JSC CitiBank, a UAH 1,275 (US$44) million loan with JSC Credit Agricole and a UAH 1,677 million (US$57) loan with Alfa bank, and also prepaid a portion of a UAH 1,250 million loan with OTP Bank (UAH 490 million (US$17)).

Other developments

On January 1, 2022, Victor Biryukov was appointed Group General Counsel. On November 1, 2022, Mr. Biryukov was appointed in a special capacity to manage the sale of the Russian operations.
On February 24, 2022, a military conflict began between Russia and Ukraine and as of July 24, 2023, the conflict is still ongoing. Refer to Note 24 for further details.

On March 31, 2022, Banglalink acquired additional spectrum for a fee of US$205 payable in ten installments over eleven years, doubling its spectrum holding in Bangladesh. Banglalink acquired 40 MHz of spectrum from the 2,300 MHz band.

On April 12, 2022, Jazz signed a 2G/4G license renewal with the PTA for a fee of PKR 95 billion (US$486) for fifteen years, of which 50% has been settled, and the remaining amount will be paid in five equal annual installments.

On April 12, 2022, VEON confirmed that on April 7, 2022 VEON received notification from Nasdaq that VEON was not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), VEON had an initial grace period of 180 calendar days, or until October 4, 2022, to regain compliance with the minimum bid price requirement. As per the Nasdaq listing rules, VEON was eligible for an additional 180 calendar day compliance period, subject to meeting certain requirements. On October 5, 2022, Nasdaq confirmed that VEON met these requirements and granted VEON an additional 180 calendar day grace period, or until April 1, 2023, to comply with the minimum bid price requirement. In addition, VEON was transferred from the Nasdaq Global Select Market to the Nasdaq Capital Market as of October 7, 2022. In conjunction with its application for this additional compliance period, VEON committed to undertake certain corporate actions, if required, in order to ensure the minimum bid price requirement is met within the new compliance period. Refer to Note 23 for further developments after the reporting period.

On July 1, 2022 equity-settled awards granted to key senior managers under the 2021 Deferred Shares Plan vested and on July 14, 2022, equity-settled awards granted to key directors under the 2021 Deferred Shares Plan vested. Subsequently, 2,659,740 shares in the Company were transferred to key senior managers and directors from shares held by a subsidiary of the Company during the three months ended September 30, 2022. Refer to Note 22 for further details.

On August 3, 2022, VEON announced that Banglalink has reached an agreement with Bangladesh Telecommunications Company Limited (BTCL) to share its tower infrastructures with Banglalink.

On September 23, 2022, the VEON Board of Directors approved a share grant to the VEON Group Chief Executive Officer, Kaan Terzioglu under the 2021 Deferred Shares Plan with a grant date of October 1, 2022. On October 1, 2022 1,569,531 shares were transferred to Kaan Terzioglu under the 2021 Deferred Shares Plan. Refer to Note 22 for further details.

On October 1, 2022, Matthieu Galvani was appointed Chief Corporate Affairs Officer.

On October 13, 2022, PMCL received a favorable decision from the Islamabad High Court regarding the outstanding litigation, the financial impact of which amounting to US$92 was recorded for the year ended December 31, 2022. Refer to Note 3 and Note 4 for further details.

On October 14, 2022, VEON invited the Note holders of the 2023 Notes to contact VEON Ltd. in order to engage in discussions with these Note holders, with the aim to maintain a stable capital structure in the longer-term. On November 24, 2022, VEON announced the launch of a scheme of arrangement in England (the “Scheme”) via the issuance of a Practice Statement Letter to extend the maturity of the 5.95% notes due February 2023 and 7.25% notes due April 2023 issued by the Company (together, the “2023 Notes”) by eight months from their respective maturity dates. On December 9, 2022, VEON issued a Supplemental Practice Statement Letter including an increase to the Amendment Fee as well as the inclusion of a put right (the “Put Right”) requiring the Company to repurchase 2023 Notes in an aggregate amount of up to US$600. On December 26, 2022, VEON announced that the OFAC License was obtained for the Scheme meeting, which authorizes all noteholders (and their funds, fund managers, investment advisors or subadvisors), financial institutions, clearing and trading systems, trustees, paying and security agents, registrars, and other service providers, intermediaries, and third parties, to participate in (including, but not limited to, voting on) the Scheme, provided they are not precluded from doing so by law or regulation. Refer to Note 23 and Note 24 for further details.

On October 18, 2022, equity-settled awards were granted to key senior managers under the 2021 Long-Term Incentive Plan. Refer to Note 22.

On November 1, 2022, A. Omiyinka Doris was appointed Acting Group General Counsel.
On November 18, 2022, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") issued General License 54 authorizing all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. Refer to Note 23 and Note 24 for further details.

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

On May 25, 2022 VEON announced that its Board of Directors and its Nominating and Corporate Governance Committee have recommended eleven individuals for the Board, including eight directors currently serving on the Board and three new members. The Board also announced that Gennady Gazin, Leonid Boguslavsky and Sergi Herrero did not put themselves up for reelection.

On June 29, 2022, at the Annual General Meeting, shareholders elected three new directors: Augie Fabela, Morten Lundal and Stan Miller as well as eight previously serving directors: Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting.

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

Reportable segments consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh for 2022 (in 2021, Russia was also considered a reportable segment). Following the announcement to sell the Russian operations on November 24, 2022, the Russian operations have, in line with the IFRS 5 requirements, been classified as a discontinued operation and accounted for as an “Asset held for sale”. Following the exercise of the related put option on July 1, 2021, the Algerian operations were classified as a discontinued operation and accounted for as an “Asset held for sale”, in line with the IFRS 5 requirements, and the sale of our stake in the Algerian operations was completed on August 5, 2022. Refer to Note 10 for further details.

We also present our results of operations for “Others” and “HQ and eliminations” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ and eliminations” represents transactions related to management activities within the Group. See Note 9 Significant Transactions for details on the sale of our former Georgia operations.

Financial information by reportable segment for the periods ended December 31 is presented in the following tables. Inter-segment transactions are not material and are made on terms which are comparable to transactions with third parties.

	Total revenue			Adjusted EBITDA			CAPEX excl licenses and ROU
	2022	2021*	2020*	2022	2021*	2020*	2022	2021*	2020*

Pakistan**	1,285	1,408	1,233	654	643	612	258	318	249
Ukraine	971	1,055	933	575	704	630	177	203	179
Kazakhstan	636	569	479	322	307	265	122	134	119
Uzbekistan	233	194	198	124	89	68	64	34	52
Bangladesh	576	564	537	210	235	228	199	89	126
Others	66	81	125	26	41	22	16	25	33
HQ and eliminations	(12)	(21)	(23)	(164)	(179)	(200)	5	3	18

Total	3,755	3,850	3,482	1,747	1,840	1,625	841	806	776
*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see Note 10).
**In 2022, Pakistan Adjusted EBITDA includes the impact of SIM tax reversal. refer to Note 3 and Note 4.
The following table provides the reconciliation of consolidated Profit / (loss) before tax from continuing operations to Adjusted EBITDA for the years ended December 31:

	2022	2021*	2020*

Profit / (loss) before tax from continuing operations	802	464	373

Depreciation	557	605	553
Amortization	221	194	177
Impairment loss / (reversal)	(107)	27	62
(Gain) / loss on disposal of non-current assets	1	(9)	10
(Gain) / loss on disposal of subsidiaries	(88)	—	—
Finance costs	583	591	569
Finance income	(32)	(13)	(19)
Other non-operating (gain) / loss	(9)	(26)	(84)
Net foreign exchange (gain) / loss	(181)	7	(16)

Total Adjusted EBITDA	1,747	1,840	1,625
*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see Note 10).

3    OPERATING REVENUE
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.
Revenue from contracts with customers
The table below provides a breakdown of revenue from contracts with customers for the years ended December 31:

	Service revenue						Sale of Equipment and accessories			Other revenue **			Total revenue
	Mobile			Fixed
	2022	2021*	2020*	2022	2021*	2020*	2022	2021*	2020*	2022	2021*	2020*	2022	2021*	2020*

Pakistan***	1,169	1,285	1,134	—	—	—	14	18	11	102	105	88	1,285	1,408	1,233
Ukraine	906	980	869	59	68	59	1	—	—	5	7	5	971	1,055	933
Kazakhstan	497	459	392	116	91	78	13	17	7	10	2	2	636	569	479
Uzbekistan	232	193	196	1	1	1	—	—	—	—	—	1	233	194	198
Bangladesh	566	553	527	—	—	—	—	—	—	10	11	10	576	564	537
Others	66	81	102	—	—	19	—	—	4	—	—	—	66	81	125
HQ and eliminations	(8)	(15)	(13)	(4)	(6)	(9)	—	—	—	—	—	(1)	(12)	(21)	(23)

Total	3,428	3,536	3,207	172	154	148	28	35	22	127	125	105	3,755	3,850	3,482
*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see Note 10).
**Other revenue primarily includes revenue from our banking operations in Pakistan.
*** In 2022, Pakistan service revenue includes the impact of US$29 relating to the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation.

Assets and liabilities arising from contracts with customers

The following table provides a breakdown of contract balances and capitalized customer acquisition costs.

	December 31, 2022	December 31, 2021

Contract balances
Receivables (billed)	493	789
Receivables (unbilled)	37	49
Contract liabilities	(169)	(232)

Capitalized costs
Customer acquisition costs	126	149

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
Contract balances
Receivables and unbilled receivables mostly relate to amounts due from other operators and postpaid customers. Unbilled receivables are transferred to Receivables when the Group issues an invoice to the customer.
Contract liabilities, often referred to as ‘Deferred revenue’, relate primarily to non-refundable cash received from prepaid customers for fixed-term tariff plans or pay-as-you-use tariff plans. Contract liabilities are presented as ‘Long-term deferred revenue’, ‘Short-term deferred revenue’ and ‘Customer advances’ in Note 6. All current contract liabilities outstanding at the beginning of the year are recognized as revenue during the year.
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

4    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2022	2021*	2020*

Network and IT costs	503	491	447
Personnel costs	411	361	375
Customer associated costs	347	413	359
Losses on receivables	28	14	22
Taxes, other than income taxes	30	50	21
Other	214	197	179
Total selling, general and administrative expenses	1,533	1,526	1,403
*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see Note 10).
In 2022, our subsidiary in Pakistan recorded a reversal of PKR 13.8 billion (US$63) in customer associated costs, relating the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation.
In 2020, our subsidiary in Pakistan recorded a gain of PKR8.6 billion (US$52) in ‘Taxes, other than income taxes’, relating to the reversal of a non-income tax provision. Refer to Note 7 for further details.
LEASES
Short-term leases and leases for low value items are immediately expensed as incurred.
ACCOUNTING POLICIES
Customer associated costs
Customer associated costs relate primarily to commissions paid to third-party dealers and marketing expenses. Certain dealer commissions are initially capitalized within ‘Other Assets’ in the consolidated statement of financial position and subsequently amortized within "Customer associated costs". Refer to Note 3 for further details.

5    TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following items as of December 31:

	2022	2021

Trade receivables (gross)*	530	838
Expected credit losses	(84)	(159)
Trade receivables (net)	446	679

Other receivable, net of expected credit losses allowance	10	11
Total trade and other receivables	456	690
* Includes contract assets (unbilled receivables), see Note 3 for further details
The following table summarizes the movement in the allowance for expected credit losses for the years ended December 31:

	2022	2021

Balance as of January 1	159	225

Accruals for expected credit losses	44	35
Recoveries	(6)	(9)
Accounts receivable written off	(64)	(28)
Reclassifications	(4)	—
Reclassification as held for sale	(28)	(56)
Foreign currency translation adjustment	(15)	(4)
Other movements	(2)	(4)

Balance as of December 31	84	159
Set out below is the information about the Group’s trade receivables (including contract assets) using a provision matrix:

			Days past due
	Unbilled Receivables	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

December 31, 2022
Expected loss rate, %	0.0%	0.6%	15.4%	31.0%	97.1%
Trade receivables	37	356	39	29	69	530
Expected credit losses	—	(2)	(6)	(9)	(67)	(84)

Trade receivables, net	37	354	33	20	2	446

December 31, 2021
Expected loss rate, %	0.0%	1.8%	3.6%	33.3%	95.7%
Trade receivables	49	550	56	45	138	838
Expected credit losses	—	(10)	(2)	(15)	(132)	(159)

Trade receivables, net	49	540	54	30	6	679
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
VEON applies the simplified approach (i.e. provision matrix) for calculating a lifetime ECL for its trade and other receivables, including unbilled receivables (contract assets). The provision matrix is based on the historical credit loss experience over the life of the trade receivables and is adjusted for forward-looking estimates if relevant. The provision matrix is reviewed on a quarterly basis. Refer to Note 18 for our credit risk management policy.

6    OTHER ASSETS AND LIABILITIES
Other assets consisted of the following items as of December 31:

	2022	2021

Other non-current assets
Customer acquisition costs (see Note 3)	126	149
Tax advances (non-income tax)	7	33
Other non-financial assets	24	34
Total other non-current assets	157	216

Other current assets
Advances to suppliers	55	102
Input value added tax	49	160
Prepaid taxes	50	24
Other assets	54	58
Total other current assets	208	344

Other liabilities consisted of the following items as of December 31:

	2022	2021

Other non-current liabilities
Long-term deferred revenue (see Note 3)	10	20
Other liabilities	10	16
Total other non-current liabilities	20	36

Other current liabilities
Taxes payable (non-income tax)	135	318
Short-term deferred revenue (see Note 3)	121	154
Customer advances (see Note 3)	38	58
Other payments to authorities	60	52
Due to employees	82	153
Other liabilities	39	38
Total other current liabilities	475	773

7    PROVISIONS AND CONTINGENT LIABILITIES
PROVISIONS
The following table summarizes the movement in provisions for the years ended December 31:

	Non-income tax provisions	Decommi-ssioning provision	Legal provision	Other provisions	Total

As of January 1, 2021	86	141	22	43	292

Arising during the year	19	31	4	13	67
Utilized	(12)	(1)	—	—	(13)
Unused amounts reversed	1	(19)	(1)	(58)	(77)
Reclassification as held for sale	—	(69)	(12)	—	(81)
Discount rate adjustment and imputed interest (change in estimate)	—	7	—	—	7
Translation adjustments and other	(6)	(3)	1	9	1

As of December 31, 2021	88	87	14	7	196
Non-current	—	87	—	—	87
Current	88	—	14	7	109

As of January 1, 2022	88	87	14	7	196

Arising during the year	5	—	—	1	6
Utilized	—	(2)	—	—	(2)
Unused amounts reversed	(20)	(6)	—	(2)	(28)
Reclassification as held for sale	(11)	(30)	(4)	—	(45)
Transfer and reclassification	(4)	—	—	(1)	(5)
Discount rate adjustment and imputed interest	—	4	—	—	4
Translation adjustments and other	(9)	(10)	(1)	—	(20)

As of December 31, 2022	49	43	9	5	106
Non-current	4	43	—	—	47
Current	45	—	9	5	59
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
CONTINGENT LIABILITIES
The Group had contingent liabilities as of December 31, 2022 as set out below.
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
On April 27, 2016, the court consolidated the two actions and appointed Westway as lead plaintiff. On May 6, 2016, a motion for reconsideration was filed on the appointment of Westway as lead plaintiff and on September 26, 2016, the court affirmed the selection of Westway as the lead plaintiff. An amended complaint (“Amended Complaint”) was filed on December 9, 2016.
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

On April 29, 2022, the court appointed Boris Lvov as Lead Plaintiff. On June 9, 2022, Lvov sought leave from the court to amend his complaint. On June 14, 2022, VEON as well as the previous Lead Plaintiff filed oppositions to Lvov's request for leave. On February 17, 2023 the Court denied the previous Lead Plaintiff’s motion to reconsider their dismissal due to lack of standing and granted leave for Boris Lvov to file an amended complaint as Lead Plaintiff. Boris Lvov filed the third Amended Complaint on February 22, 2023. On April 10, 2023, VEON filed a pre-motion letter with a view to filing a motion to dismiss. Boris Lvov filed a letter objecting to a motion to dismiss from VEON. On May 10, 2023, the Court granted VEON leave to file a motion to dismiss and denied Lvov's motion for discovery. VEON filed its motion to dismiss on May 12, 2023.

At this stage of the suit, the claim remains unquantified. The Company intends to vigorously defend the action at all phases of the proceedings.

VAT on Replacement SIMs
SIM Cards Issued June 2009 to December 2011

On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Limited (“Banglalink”) for BDT 7.74 billion (US$75) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.
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
The NBR Chairman and operators’ representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Banglalink’s exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC’s guidelines and assessed Banglalink’s liability for SIM tax to be BDT 7.62 billion (US$74). The operators refused to sign the supplementary report.
On May 18, 2015, Banglalink received an updated demand from the LTU claiming Banglalink had incorrectly issued 6,887,633 SIM cards as replacement SIM cards between June 2009 and December 2011 and required Banglalink to pay BDT 5.32 billion (US$52) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.
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

SIM Cards Issued July 2012 to June 2015

On November 20, 2017, the LTU issued a final demand to Banglalink for BDT 1.69 billion (US$16) for unpaid tax on SIM card replacements issued by Banglalink between July 2012 and June 2015. On February 20, 2018, Banglalink filed its appeal against this demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. By its judgment dated February 10, 2020, the Appellate Tribunal rejected Banglalink’s appeal. Banglalink appealed to the High Court Division. Before hearing the appeal, the Court suo moto took up as a preliminary question whether, based on new law, the matter is subject to an appeal or an application for revision. On March 2, 2021, the Court determined that an application for revision is the correct procedure and dismissed the appeal. Banglalink filed an appeal before the Appellate Division and the appeal is pending for hearing. If the Appellate Division rejects the appeal, then Banglalink will be obligated to deposit 10% of the disputed amount in order to continue its challenge.
As of December 31, 2022, the Company has recorded a provision, for the cases discussed above of, US$8 (2021: US$11).
Russian Bondholder’s Claim
On July 5, 2022, the President of the Russian Federation issued Decree No. 430 (“Decree 430”) which requires Russian legal entities with Eurobond obligations to ensure the local fulfillment of such obligations to Eurobond holders whose rights are recorded by the Russian depositories, e.g. NSD or Account Holders registered in the Russian Federation. On November 23, 2022, the Russian Central Bank issued clarifications in respect of Decree 430, claiming that it also applies to Russian legal entities and foreign issuers that are within the same group of companies. Several VEON Holdings B.V. bondholders in Russia have approached PJSC VimpelCom to locally satisfy VEON Holdings B.V.’s notes obligations and four legal proceedings have been lodged against PJSC VimpelCom in respect of VEON Holdings B.V.’s notes with a total potential impact of US$22. PJSC VimpelCom is defending these claims and has indicated it is disputing the applicability of Decree 430 to PJSC VimpelCom. In July 2023, hearings were held for two of the four claims, with the court in each respective claim rejecting the bondholder’s claims for coupon payments and interest.
Other contingencies and uncertainties
In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. For example, our operating company in Bangladesh is currently subject to an extensive audit conducted by the Bangladesh Telecommunication Regulatory Commission (“BTRC”) concerning past compliance with all relevant license terms, laws and regulations for the period covering 1996 (inception of our operating company in Bangladesh) to December 2019. On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76) which includes BDT4,307 million (approximately US$40) for interest. The Company is currently reviewing the findings and Banglalink may challenge certain proposed penalties and interest which may result in adjustments to the final amount to be paid by Banglalink. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable. The total value of all other individual contingencies that are able to be quantified and are above US$5, other than disclosed above and in Note 8, amounts to US$289 (2021: US$442). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ in this Note 7 and in Note 8, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities.

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

SOURCE OF ESTIMATION UNCERTAINTY
The Group is involved in various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and investments, and the outcomes of these are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded for a matter that has not been previously recorded because it was not considered probable and /or the impact could not be estimated (no reasonable estimate could be made).
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
Income tax payable
Current income tax payable consisted of the following items as of December 31:

	2022	2021

Current tax payable	47	70
Uncertain tax provisions	133	158
Total income tax payable	180	228
In addition to above balance of uncertain tax provisions we have also recognized uncertain tax provisions which have been directly offset with available losses.
VEON is involved in a number of disputes, litigation and regulatory proceedings in the ordinary course of its business, pertaining to income tax claims. The total value of these individual contingencies that are able to be quantified amounts to US$193 (2021: US$158). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ disclosed below in this Note 8, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company, however we note that an unfavorable outcome of some or all of the specific matters could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future. For further details with respect to VEON’s uncertain tax provisions and tax risks, please refer to the ‘Accounting policies’ and ‘Source of estimation uncertainty’ disclosed below.
Income tax assets
The Company reported current income tax assets of US$72 (2021: US$70).
These tax assets mainly relate to advance tax payments in our operating companies which can only be offset against income tax liabilities in that relevant jurisdiction, in fiscal periods subsequent to the balance sheet date.

Income tax expense
Income tax expense consisted of the following for the years ended December 31:

	2022	2021	2020

Current income taxes
Current year	271	273	333
Adjustments in respect of previous years	10	47	(5)
Total current income taxes	281	320	328

Deferred income taxes
Movement of temporary differences and losses	(50)	38	46
Changes in tax rates	(4)	—	—
Changes in recognized deferred tax assets*	(117)	—	(32)
Adjustments in respect of previous years	(5)	(21)	5
Other	(36)	7	(68)
Total deferred tax expense / (benefit)	(212)	24	(49)

Income tax expense	69	344	279
*In 2022, the increase of deferred tax assets is mainly driven by recognition of previously unrecognized historic losses due to positive outlook and business developments in our Bangladesh operations.

Effective tax rate
The table below outlines the reconciliation between the statutory tax rate in the Netherlands of (25.8%) (in 2020 and 2021 the statutory rate was 25.0%) and the effective income tax rates for the Group, together with the corresponding amounts, for the years ended December 31:

	2022	2021	2020	Explanatory notes

Profit / (loss) before tax from continuing operations	802	464	373
Income tax benefit / (expense) at statutory tax rate (25.8%)	(207)	(116)	(93)

Difference due to the effects of:
Different tax rates in different jurisdictions	45	(5)	(19)
Certain jurisdictions in which VEON operates have income tax rates which are different to the Dutch statutory tax rate of 25.8% (25.0% in 2021 & 2020). Profitability in countries with lower tax rates (i.e. Kazakhstan, Ukraine) has a positive impact on the effective tax rate, offset with profitability in countries with higher rate (i.e. Pakistan, Bangladesh).

Non-deductible expenses	(46)	(35)	(89)	The Group incurs certain expenses which are non-deductible in the relevant jurisdictions. In 2022, such expenses mainly include intra-group expenses (i.e. interest on internal loans), certain non-income tax charges (i.e. minimum tax regimes) and other. In 2021, as in previous years, such expenses include impairment losses (unless resulting in a change in temporary differences), certain non-income tax charges (i.e. minimum tax regimes) and intra-group expenses (i.e. interest on internal loans).
Non-taxable income	11	(3)	16	The Group earns certain income which is non-taxable in the relevant jurisdiction. In 2022, non-taxable income is mainly driven by reversal of previously unrecognized management fees in Uzbekistan. In 2020, non-taxable income included the revaluation of contingent consideration liability, as well as a gain relating to the settlement in connection with the dispute concerning the sale of Telecel Globe Limited.
Adjustments in respect of previous years	(6)	(25)	1
In 2022, the effect of prior year adjustments mainly relates to tax return true-ups and introduction of 4% Super tax in Pakistan which had a retrospective impact on 2021. In 2021, the effect of prior years’ adjustments mainly relates to corrections in prior year filings in Pakistan, as part of the Alternative Dispute Resolution Committee process.

Movements in (un)recognized deferred tax assets	117	(76)	(55)
Movements in (un)recognized deferred tax assets are primarily caused by tax losses and other credits for which no deferred tax asset has been recognized. In 2022, the movements primarily relates to holding entities in the Netherlands and deferred tax asset recognition on previously unrecognized losses in Bangladesh of US$108. The increase of deferred tax assets in Bangladesh is mainly driven by recognition of previously unrecognized historic losses due to positive outlook and business developments in our Bangladesh operations.

Withholding taxes	38	(73)	(49)
Withholding taxes are recognized to the extent that dividends from foreign operations are expected to be paid in the foreseeable future. In 2022, the net WHT benefit of US$38 comprising of reversal of WHT provided for as a deferred tax on outside basis during 2022 on the dividends planned to be paid out in 2023 mainly relating to Ukraine and Russia. In 2021, expenses relating to withholding taxes were primarily influenced by dividends from Pakistan, Ukraine and Uzbekistan.

Uncertain tax positions	(25)	(7)	(4)	The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties (see ‘Source of estimation uncertainty’ below). During 2022, provisions were made for a dispute in Italy. The impact of movements in uncertain tax positions is presented net of any corresponding deferred tax assets recognized.
Change in income tax rate	4	—	—
Changes in tax rates impact the valuation of existing deferred tax assets and liabilities on temporary differences. In 2022, the statutory tax rate in Pakistan increased by 4% resulting in the total tax charge of 33%.

Other	—	(4)	13	In 2021, the amount of US$(4) relates to various permanent differences.

Income tax benefit / (expense)	(69)	(344)	(279)

Effective tax rate	8.6%	74.1%	74.8%

Deferred taxes
The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2022	2021

Deferred tax assets	274	228
Deferred tax liabilities	(36)	(115)

Net deferred tax position	238	113

The following table shows the movements of net deferred tax positions in 2022:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Held for sale	Other movements	Closing balance

Property and equipment	(100)	(45)	35	28	(82)
Intangible assets	36	59	(13)	(23)	59
Trade receivables	32	(20)	7	2	21
Provisions	17	7	(7)	(2)	15
Accounts payable	90	32	(65)	(21)	36

Withholding tax on undistributed earnings	(98)	69	—	—	(29)

Tax losses and other balances carried forwards	2,626	41	(3)	(64)	2,600
Non-recognized deferred tax assets	(2,498)	57	—	46	(2,395)

Other	8	12	—	(7)	13

Net deferred tax positions	113	212	(46)	(41)	238
The following table shows the movements of net deferred tax positions in 2021:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Held for sale	Other movements	Closing balance

Property and equipment	(274)	31	101	42	(100)
Intangible assets	(14)	33	19	(2)	36
Trade receivables	43	7	(15)	(3)	32
Provisions	28	2	(6)	(7)	17
Accounts payable	140	8	(24)	(34)	90

Withholding tax on undistributed earnings	(60)	(39)	—	1	(98)

Tax losses and other balances carried forwards	2,221	34	1	370	2,626
Non-recognized deferred tax assets	(2,025)	(88)	—	(385)	(2,498)

Other	—	(12)	15	5	8

Net deferred tax positions	59	(24)	91	(13)	113

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

As of December 31, 2022	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	—	(410)	(410)
Recognized DTA	—	—	—	159	159

Non-recognized losses	—	—	(853)	(8,528)	(9,381)
Non-recognized DTA	—	—	213	2,144	2,357

Other credits carried forwards expiry
Recognized credits	(1)	(45)	—	—	(46)
Recognized DTA	1	45	—	—	46

Non-recognized credits	—	—	—	(147)	(147)
Non-recognized DTA	—	—	—	38	38

As of December 31, 2021	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	(15)	—	—	(174)	(189)
Recognized DTA	3	—	—	50	53

Non-recognized losses	—	—	(707)	(8,553)	(9,260)
Non-recognized DTA	—	—	169	2,192	2,361

Other credits carried forwards expiry
Recognized credits	(2)	(73)	—	—	(75)
Recognized DTA	2	73	—	—	75

Non-recognized credits	—	—	—	(567)	(567)
Non-recognized DTA	—	—	—	137	137

Losses mainly relate to our holding entities in Luxembourg (2022: US$6,776; 2021: US$6,431) and the Netherlands (2022: US$2,352; 2021: US$2,360).

VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$29 (2021: US$98), relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in its Pakistan, Uzbekistan and Kazakhstan operations.

As of December 31, 2022, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$6,105 (2021: US$7,404). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

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

Future legislative changes

In 2022, the Netherlands issued a draft bill relating to OECD Pillar 2 rules, which introduces a global minimum Effective Corporate Tax Rate of 15%. It will apply to multinational companies with consolidated revenues of EUR 750M or more in at least two out of the last four years. The legislation is not yet substantively enacted, however the Netherlands have expressed its full commitment to adopt the Pillar 2 framework as part of domestic legislation starting from the January 1, 2024. Considering that VEON fulfills the above mentioned revenue criteria, it will be subject to these rules once they are enacted. Going forward, VEON will have to apply the Global OECD Anti-Base Erosion Model Rules to calculate its effective tax rate for each jurisdiction where it operates to see where the effective tax rate is below 15%. If this is the case, the Group will have to pay a top-up tax for the difference.

Currently the majority of VEON’s operations are conducted in jurisdictions where the statutory income tax rates are higher than 15%. At the same time, there are few less material jurisdictions where VEON enjoys lower income tax rates based on local legislation or government incentives. At the moment we cannot reliably estimate the exact impact of Pillar 2 implementation.

INVESTING ACTIVITIES OF THE GROUP

9    SIGNIFICANT TRANSACTIONS
SIGNIFICANT TRANSACTIONS IN 2022
Announced sale of Russia operations
On November 24, 2022, VEON entered into an agreement to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”), led by its current CEO, Aleksander Torbakhov. Under the agreement, VEON will receive consideration of RUB 130 billion (approximately US$1,900). The SPA contains provisions amongst others that in the event Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale. As of July 24, 2023, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. The remaining closing conditions to be satisfied are any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. The transaction is expected to be completed in 2023.
As a result of the expected disposal, VEON has classified its Russian operations as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the assets of its Russian operations. The results for Russian operations in the consolidated income statements and the consolidated statements of cash flows for 2022, 2021 and 2020 have been presented separately. For further details of the transaction, refer to Note 10.
Sale of Algeria operations
On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders' Agreement, the transaction was completed on August 5, 2022 for a sales price of US$682 in cash. For further details of the transaction, refer to Note 10.

Sale of Georgia operations

On March 31, 2022, VEON Georgia Holdings B.V. entered into a non-binding share purchase agreement with Miren Invest LLC ("Miren"), VEON's former local partner, for the sale of VEON Georgia LLC ("VEON Georgia"), our operating company in Georgia, for a sales price of US$45 in cash, subject to VEON corporate approvals and regulatory approvals. The required approvals were subsequently obtained and the sale was completed on June 8, 2022.

On June 8, 2022, upon completion of the sale to Miren, control of VEON Georgia was transferred to Miren and VEON recognized a US$88 gain on disposal of VEON Georgia, which includes the recycling of currency translation reserve in the amount of US$78.

Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the ongoing conflict in Ukraine as well as macroeconomic conditions in Pakistan and Bangladesh, resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in 2022, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$480 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.
SIGNIFICANT TRANSACTIONS IN 2021 AND 2020
Agreement between VEON and Service Telecom regarding the Sale of its Russian tower assets
On September 5, 2021, the Company and VEON Holdings B.V., a subsidiary of the Company, signed an agreement for the sale of its direct subsidiary, NTC, with Service Telecom Group of Companies LLC, ST, for RUB 70,650 (US$945). The transaction was subject to regulatory approvals which were obtained on November 12, 2021, and consummation of other certain closing conditions which were completed on December 1, 2021. Under the terms of the deal, Russia, an operating segment of the Company, entered into a long-term lease agreement with NTC under which Russia will lease space upon NTC's portfolio of 15,400 towers for a period of 8 years, with up to ten optional renewal periods of 8 years each. Under the same agreement, an additional 5,000 towers are committed to be leased. The lease agreement was signed on October 15, 2021.

On September 5, 2021, the Company classified NTC as a disposal group held-for-sale, including goodwill allocated of US$215 to NTC from Russia based on its relative fair values as NTC is a subset of the Russia CGU. Following the classification as disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of NTC assets.

On December 1, 2021, upon completion of the sale agreement with ST, control of NTC was transferred to ST. As a result of applying sale and leaseback accounting principles to the lease agreement under the terms of the deal, the Company recognized a gain on sale of subsidiary of US$101 (refer to Note 10 for further discussion) and Russia recognized right-of-use assets of US$101 representing the proportional fair value of assets retained with respect to book value of assets sold and lease liabilities of US$718 based on an 8 year lease term, which are at market rates, as well as a proportionate amount of goodwill, with respect to the portion of cash generating assets retained through the lease, of US$168. A portion of goodwill was also retained within Russia as assets held-for-sale for future sites to be sold under the agreement.

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
Sale of Armenian operations
In October 2020, VEON concluded an agreement for the sale of its operating subsidiary in Armenia, to Team LLC for a consideration of US$51. Accordingly, the net carrying value of assets amounting US$33 was derecognized along with reclassification of cumulative foreign currency translation reserve of US$96 to profit and loss, resulting in the net loss of US$78.
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

10    HELD FOR SALE AND DISCONTINUED OPERATIONS

The following table provides the details of assets and liabilities classified as held-for-sale as of December 31, 2022:

	Assets held-for-sale		Liabilities held-for-sale

	2022	2021	2022	2021
Russia	5,792	—	4,232	—
Algeria	—	1,846	—	391
Other individual assets	—	18	—	—
Total assets and liabilities held for sale	5,792	1,864	4,232	391

The following table provides the details of loss after tax from discontinued operations and disposals of discontinued operations for the periods ended December 31:

	2022	2021	2020

Russia	(164)	530	(489)
Algeria
Profit / (loss) after tax for the period	144	151	79
Loss on disposal	(722)	—	—

Total loss after tax from discontinued operations and disposals of discontinued operations	(742)	681	(410)

Announced sale of operations in Russia

On November 24, 2022, VEON entered into an agreement (“SPA”) to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”), led by its current CEO, Aleksander Torbakhov. Under the agreement, VEON will receive consideration of RUB 130 billion (approximately US$1,900 as of December 31, 2022). It is expected that the consideration will be paid primarily by VimpelCom taking on and discharging certain VEON Holdings B.V.’s debt, thus significantly deleveraging VEON’s balance sheet. The SPA contains provisions amongst others that in the event Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale. As of July 24, 2023, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. Refer to Note 23 for further developments.

Given the approvals and licenses required, the completion of the sale could be influenced by the political situation in Russia as well as the subsequent responses from Western jurisdictions. However, as of entering into the SPA, management believes that the sale is highly probable and the transaction is expected to be completed in 2023. Therefore, as a result of the expected disposal, VEON has classified its Russian operations as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the assets of its Russian operations. The results for Russia in the consolidated income statements and the consolidated statements of cash flows for 2022, 2021 and 2020 have been presented separately.

The following table shows the assets and liabilities classified as held-for-sale relating to Russia as of December 31, 2022:

2022
Property and equipment	3,941
Intangible assets excl. goodwill	356
Goodwill	617
Deferred tax assets	78
Other non-current assets	50

Inventories	113
Trade and other receivables	367
Other current assets*	270
Total assets held for sale	5,792

Non-current liabilities
Debt and Derivatives - NCL	2,888
Other non current liabilities	64

Current liabilities
Trade and other payables	691
Debt & Derivatives - CL	306
Other non-financial liabilities	283
Total liabilities held for sale	4,232

*This include cash and cash equivalent of US$146 subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Russian operations.

Debt and derivatives include bank loans and bonds, including interest accrued, for which the fair value is equal to US$1,247, and Lease Liabilities, for which fair value has not been determined.

Net assets of the discontinued operations of Russia includes US$2,964 relating to cumulative currency translation losses as of December 31, 2022, which is accumulated in equity through other comprehensive income and will be recycled through the consolidated income statement upon the completion of the sale.

The following table shows the movements relating to Russian operations for the period ended December 31, 2022:

Net book value	Property and equipment	Intangible assets excl. goodwill	Goodwill
As of January 1, 2022	4,013	293	1,084

Additions	775	192	—
Disposals	(18)	(10)	4
Depreciation/amortization charge for the year	(947)	(131)	—
Reclassification as held for sale	(9)	—	—
Impairment	(5)	(2)	(445)
Transfers	—	—	—
Modifications of right-of-use assets	(166)	—	—
Translation adjustment	298	14	(26)

As of December 31, 2022	3,941	356	617
Total commitments related to the Russia operations pertaining to property, plant and equipment, intangible assets and other are US$528 (Less than 1 year: US$250, Between one and five years: US$91 and More than five years: US$187).
The following table shows the profit/(loss) and other comprehensive income relating to Russia operations for the periods ended December 31:

Income statement and statement of comprehensive income	2022	2021	2020

Operating revenue	4,277	3,943	3,811
Operating expenses **	(3,993)	(3,424)	(4,123)
Other expenses	(424)	(76)	(143)
Profit / (loss) before tax for the period	(140)	443	(455)
Income tax benefit / (expense)	(24)	87	(34)
Profit / (loss) after tax for the period	(164)	530	(489)

Other comprehensive income / (loss)*	(29)	(10)	(478)
Total comprehensive income / (loss)	(193)	520	(967)

*Other comprehensive income relates to the foreign currency translation of discontinued operations.
** In 2022, operating expenses includes an impairment of US$446 (2021:Nil, 2020:US$723) against the carrying value of goodwill in Russia recorded in the first quarter..

Russia impairment losses 2022

The conflict between Russia and Ukraine started on February 24, 2022 and has impacted our operations in Russia.

In response to the events in Ukraine, wide-ranging economic sanctions and trade restrictions were imposed on Russia by the United States, the European Union (and individual EU member states), the United Kingdom, as well as other countries which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia. Furthermore, as a response to the imposed sanctions, Russia introduced a number of counter-sanctions aimed at stabilizing domestic financial markets. These, among other things, include restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate and limitations on export and import of certain goods into and outside Russia.

The above factors indicated a trigger that carrying value might be impaired and resulted in an impairment of US$446 against the carrying value of goodwill in Russia as of March 31, 2022, of which, the recoverable amount of the CGU was US$1,886. This was determined based on fair value less costs of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management.

	March 31, 2022 ***			September 30, 2021			September 30, 2020
Key assumptions – Russia CGU	Explicit forecast period	Terminal period	Combined average *	Explicit forecast period	Terminal period	Combined average *	Explicit forecast period	Terminal period	Combined average *

Discount rate	—%	—%	20.5%	—%	—%	9.3%	—%	—%	10.1%
Average annual revenue growth rate	6.2%	1.6%	5.5%	5.0%	1.6%	4.4%	4.3%	1.8%	3.9%
Average operating margin	32.4%	35.0%	32.8%	33.2%	35.5%	33.6%	31.2%	35.7%	32.0%
Average CAPEX / revenue **	20.3%	18.0%	19.9%	25.4%	21.0%	24.7%	27.9%	21.0%	26.8%

* Combined average for 2022 is based on an explicit forecast period consisting of five years forecast plus the latest estimate for 2022 (2022-2027), and terminal period in 2028 (for 2020 being 2021-2025 with terminal period 2026); for comparative period 2021 the rates were revised to conform the calculation being 2022-2026 and terminal period in 2027.

** CAPEX excludes licenses and ROU assets.

*** The growth rates as of March 31, 2022, in the explicit forecast period and the combined average, were revised to conform the growth rates applied in the calculation of the recoverable amount in the first quarter of 2022.

The fair value less cost of disposal (“FVLCD”) for Russian operations as of September 30, 2022 (date of the annual impairment test) was based on the expected sales proceeds from third party bids which have been substantiated by the share price consideration of RUB 130 billion (approximately US$1,900) reflected in the SPA signed on November 24, 2022 (Level 2 in the fair value hierarchy). The fair value represented by the SPA exceeded the carrying value of the Russia CGU as of September 30, 2022, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of Russian operations subsequent to its measurement as held for sale and discontinued operations.

Russia impairment losses 2021

There were no impairment losses recorded in Russia in 2021.

Russia impairment losses 2020

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

Exercised Put option to sell entirety stake in Omnium Telecom Algerie SpA

On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders' Agreement, the transaction was completed on August 5, 2022 for a cash sale price of US$682 and control of Algeria was transferred to FNI. Refer to the table below for the results of the transaction.

On July 1, 2021, the Company classified its operations in Algeria as held-for-sale and discontinued operations. Following the classification as a disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of Algeria assets. On August 5, 2022, the sale was completed and the net assets were disposed. The results for Algeria in the consolidated income statements and the consolidated statements of cash flows for 2022, 2021 and 2020 have been presented separately.

The following table shows the assets and liabilities disposed in 2022 and classified as held-for-sale relating to Algeria as of:

	August 5, 2022	December 31, 2021
Property and equipment	555	527
Intangible assets excl. goodwill	120	111
Goodwill	953	1,001
Deferred tax assets	35	35

Other current assets	234	172
Total assets disposed / held for sale	1,897	1,846

Non-current liabilities	91	106
Current liabilities	276	285
Total liabilities disposed / held for sale	367	391

The following table shows the profit/(loss) and other comprehensive income relating to Algeria operations for the periods ended:

Income statement and statement of comprehensive income	August 5, 2022	December 31, 2021	December 31, 2020

Operating revenue	378	659	689
Operating expenses	(212)	(470)	(564)
Other expenses	(7)	(17)	(17)
Profit / (loss) before tax for the period	159	172	108
Income tax benefit / (expense)	(15)	(21)	(29)
Profit / (loss) after tax for the period	144	151	79

Other comprehensive income / (loss)*	(65)	(68)	(157)
Total comprehensive income / (loss)	79	83	(78)

*Other comprehensive income is relating to the foreign currency translation of discontinued operations.

The following table shows the results for the disposal of the Algeria operations that are accounted for in these financials as of December 31, 2022:

2022
Consideration received in cash	682
Carrying amount of net assets at disposal*	(1,530)
De-recognition of non-controlling interest	824
Loss on sale before reclassification of foreign currency translation reserve	(24)
Reclassification of foreign currency translation reserve	(698)
Net loss on disposal of Algeria operations	(722)

*Net assets include US$175 relating to cash and cash equivalents at disposal

ACCOUNTING POLICIES

Non-current assets (or disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction or loss of control rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Assets and liabilities of a disposal group classified as held-for-sale are presented separately from the other assets and liabilities in the statement of financial position without restating the prior period comparatives.

A discontinued operation is a component that is classified as held-for-sale and that represents a separate major line of business or geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the income statement and cash flow statement within operating, investing and financing activities in the current period and comparative periods. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

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
Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. Refer to Note 13 for an overview of the carrying value of goodwill per cash-generating unit (“CGU”). The Company’s impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers the relationship between its market capitalization and its book value, as well as its weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.

The CGUs classified as Assets held for Sale and Discontinued Operation during 2022 are disclosed in Note 10, including any current or past impairment charges recorded for these CGUs.
Impairment losses / (reversals) in 2022

	Property and equipment	Intangible assets	Goodwill	Other	Total impairment
2022
Bangladesh	(32)	(68)	—	—	(100)
Kyrgyzstan	(29)	(9)	—	(11)	(49)
Ukraine *	35	1	—	—	36
Other	7	(1)	—	—	6
	(19)	(77)	—	(11)	(107)
*This includes net impairment to property and equipment as a result of physical damage to sites in Ukraine caused by the ongoing conflict between Russia and Ukraine.
Bangladesh CGU

Bangladesh is a non-goodwill CGU, and therefore not subject to the mandatory annual impairment testing. However, in 2018 an impairment loss of US$451 was recognized against the value of the licenses and the network assets. The Company assessed if any indicators (“triggers”) existed of an additional impairment or of a decrease of previous impairments and performed valuation tests to check if a further impairment or reversal of impairment was required.

The current business strategy focused on nation-wide expansion and the significant acquisition of the 4G license showed a continued revenue growth and balanced expansion of the subscriber base that were taken into account by management for business plans of the Bangladesh CGU.

Based on these revisions, the recoverable amount of US$474 was determined, establishing a headroom of US$119 above carrying value (US$355), of which an amount of US$100 was booked as a reversal of the impairment loss as per September 30, 2022.

The US$100 was reversed against intangible assets (US$68) and property and equipment (US$32). The remaining difference between the headroom and the amount of reversal of US$19 represents impairment related to assets that have been fully depreciated in the period since the impairment was recognized until September 30, 2022.

Bangladesh CGU is disclosed as Bangladesh reportable segment (refer to Note 2).

Kyrgyzstan CGU

Kyrgyzstan CGU, has no goodwill and is therefore not subject to the mandatory annual goodwill impairment testing. However, during 2020 as a consequence of the unstable political environment and uncertainties arising with respect to the recoverability of our operating assets in Kyrgyzstan, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan. As a result, the Company recorded a total impairment loss of US$64.

As of September 30, 2022 the Company assessed triggers and performed valuation tests to check if a further impairment or reversal of impairment was required.

Based on this assessment, which reflected that the previous uncertainties were resolved through the acquisition of licenses and settlement of tax litigation, as of September 30, 2022 the recoverable amount of US$25 indicated a headroom of US$51. This has led to reversal of impairment loss as of September 30, 2022 for US$49 against property and equipment (US$29), intangible assets (US$9) and other assets (US$11). The remaining US$2 represents impairment related to assets that have been fully depreciated in the period since the impairment was recognized until September 30, 2022.

Kyrgyzstan CGU is disclosed within "Others" reportable segment (refer to Note 2).
Impairment losses in 2021

	Property and equipment	Intangible assets	Goodwill	Other	Total impairment
2021
Kyrgyzstan	12	5	—	2	19
Other	8	—	—	—	8
	20	5	—	2	27
Impairment losses in 2020
In the third quarter of 2020, due to the unstable political environment and uncertainties arising with respect to the recoverability of our operating assets in Kyrgyzstan, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan. As a result, the Company recorded a total impairment loss of US$64.
Additionally, with regard to the Company’s commitment to network modernization, the Company continuously re-evaluates the plans for its existing network, primarily with respect to equipment purchased but not installed, and consequently recorded an impairment loss of US$5.

	Property and equipment	Intangible assets	Goodwill	Other	Total impairment
2020 *
Kyrgyzstan	38	8	—	18	64
Other	5	—	—	(7)	(2)
	43	8	—	11	62

*This table has been restated to reflect the classification of Russia CGU as held-for-sale per December 31, 2022. For details of the 2020 Russia impairment refer to Note 10.

KEY ASSUMPTIONS
The recoverable amounts of CGUs have been determined based on fair value less costs of disposal calculations, using cash flow projections from business plans prepared by management.
The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs. These budgets and forecast calculations are prepared for a period of five years. A long-term growth rate is applied to projected future cash flows after the fifth year.
The tables below show key assumptions used in fair value less costs of disposal calculations for CGUs with material goodwill or those CGUs for which an impairment loss or an impairment reversal has been recorded.
Discount rates
Discount rates are initially determined in U.S. dollars based on the risk-free rate for 20-year maturity bonds of the United States Treasury, adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole.
The equity market risk premium is sourced from independent market analysts. The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”). The country risk premium is based on an average default spread derived from sovereign credit ratings published by main credit rating agencies for a given CGU. The debt risk premium is based on the median of Standard & Poor’s long-term credit rating of the Peer Group. The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five year capital structure for each entity from the Peer Group.

The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as applicable country risk premium.

	Discount rate (local currency)
	2022	2021	2020

Pakistan	19.5%	14.7%	18.2%
Bangladesh**	14.6%	—%	—%
Kazakhstan	13.8%	9.4%	10.3%
Kyrgyzstan*	19.0%	—%	—%
Uzbekistan	15.8%	11.8%	13.8%
Ukraine**	21.7%	—%	—%

* In 2021 and 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore discount rate was not determined
** In 2021 and 2020, no impairment losses were recorded or reversed for Bangladesh and Ukraine CGU’s, therefore discount rates were not disclosed
Revenue growth rates
The revenue growth rates during the forecast period vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others. A long‑term growth rate in perpetuity is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

	Average annual revenue growth rate during forecast period[1]			Terminal growth rate
	2022	2021	2020	2022	2021	2020

Pakistan	12.0%	4.8%	9.7%	4.0%	5.5%	5.8%
Bangladesh	12.6%	—%	—%	3.5%	—%	—%
Kazakhstan	12.3%	3.6%	5.3%	1.0%	1.0%	3.1%
Kyrgyzstan	11.4%	—%	—%	3.0%	—%	—%
Uzbekistan	19.3%	3.7%	3.2%	2.5%	3.0%	5.1%
Ukraine	8.6%	—%	—%	1.0%	—%	—%

1The forecast period is the explicit forecast period of five years: for 2022 being 2023-2027 with terminal period in 2028; for comparative period 2021 the rates were revised to conform the calculation being 2022-2026 and terminal period in 2027; for 2020 being 2021-2025 with terminal period 2026.
Operating margin
The Company estimates operating margin on a pre-IFRS 16 basis (including lease expenses/payments), divided by Total Operating Revenue for each CGU and each future year. The forecasted operating margin is based on the budget and forecast calculations and assumes cost optimization initiatives which are part of on-going operations, as well as regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others. Segment information in Note 2 is post-IFRS 16.

	Average operating margin during the forecast period [1]			Terminal period operating margin
	2022	2021	2020	2022	2021	2020

Pakistan	40.9%	43.6%	42.0%	40.0%	42.0%	44.6%
Bangladesh	32.6%	—%	—%	36.3%	—%	—%
Kazakhstan	49.2%	48.9%	49.5%	45.0%	47.0%	50.0%
Kyrgyzstan	36.7%	—%	—%	33.7%	—%	—%
Uzbekistan	43.6%	40.9%	34.0%	41.0%	34.0%	34.0%
Ukraine	51.2%	—%	—%	50.0%	—%	—%

1 The forecast period is the explicit forecast period of five years: for 2022 being 2023-2027 with terminal period in 2028; for comparative period 2021 the rates were revised to conform the calculation being 2022-2026 and terminal period in 2027; for 2020 being 2021-2025 with terminal period 2026.
CAPEX
CAPEX is defined as purchases of property and equipment and intangible assets excluding licenses, goodwill and right-of-use assets. The cash flow forecasts for capital expenditures are based on the budget and forecast calculations and include the network roll-outs plans and license requirements.
The cash flow forecasts for license and spectrum payments for each operating company for the initial five years include amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost related to spectrum and license payments is assumed. Payments for right-of-use assets are considered in the operating margin as described above.

	Average CAPEX as a percentage of revenue during the forecast period[1]			Terminal period[1] CAPEX as a percentage of revenue
	2022	2021	2020	2022	2021	2020

Pakistan	15.8%	22.0%	19.6%	16.0%	20.0%	18.9%
Bangladesh	18.0%	—%	—%	17.0%	—%	—%
Kazakhstan	18.6%	20.0%	19.8%	18.5%	20.0%	19.0%
Kyrgyzstan	20.1%	—%	—%	23.0%	—%	—%
Uzbekistan	18.0%	20.2%	21.4%	20.0%	21.0%	21.0%
Ukraine	18.9%	—%	—%	20.0%	—%	—%

1The forecast period is the explicit forecast period of five years: for 2022 being 2023-2027 with terminal period in 2028; for comparative period 2021 the rates were revised to conform the calculation being 2022-2026 and terminal period in 2027; for 2020 being 2021-2025 with terminal period 2026.

SENSITIVITY TO CHANGES IN ASSUMPTIONS
The following table illustrates the potential change in reversal of impairment for the Bangladesh and Kyrgyzstan CGUs if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods ('+/- 1.0 pp').

Any additional adverse changes in the key parameters by more than one percentage point would change the amount of impairment reversal approximately proportionally.

	Bangladesh				Kyrgyzstan
Sensitivity analysis	Assumption used *		+/- 1.0 pp		Assumption used *		+/- 1.0 pp

Discount rate	14.6%		15.6%		19.0%		20.0%
Change in key assumption	—	p.p	1.0	p.p	—	p.p	1.0	p.p
Decrease in headroom	—		(42)		—		—

Average annual revenue growth rate	11.1%		10.1%		10.0%		9.0%
Change in key assumption	—	pp	(1.0)	pp	—	pp	(1.0)	pp
Decrease in headroom	—		(26)		—		(1)

Average operating margin	33.2%		32.2%		36.2%		35.2%
Change in key assumption	—	pp	(1.0)	pp	—	pp	(1.0)	pp
Decrease in headroom	—		(40)		—		(4)

Average CAPEX / revenue**	17.8%		18.8%		20.6%		21.6%
Change in key assumption	—	pp	1.0	pp	—	pp	1.0	pp
Decrease in headroom	—		(52)		—		(4)

* Combined average based on explicit forecast period of five years (2023-2027) and terminal period in 2028.
** CAPEX excludes licenses and ROU assets.

SOURCE OF ESTIMATION UNCERTAINTY
The Group has significant investments in property and equipment, intangible assets, and goodwill.
Estimating recoverable amounts of assets and CGUs must, in part, be based on management’s evaluations, including the determination of the appropriate CGUs, the relevant discount rate, estimation of future performance, the revenue-generating capacity of assets, timing and amount of future purchases of property, equipment, licenses and spectrum, assumptions of future market conditions and the long-term growth rate into perpetuity (terminal value). In doing this, management needs to assume a market participant perspective. Changing the assumptions selected by management, in particular, the discount rate, capex intensity, operating margin and growth rate assumptions used to estimate the recoverable amounts of assets, could significantly impact the Group’s impairment evaluation and hence results.
A significant part of the Group’s operations is in countries with emerging markets. The political and economic situation in these countries may change rapidly and recession may potentially have a significant impact on these countries. On-going recessionary effects in the world economy, including geopolitical situations and increased macroeconomic risks impact our assessment of cash flow forecasts and the discount rates applied.

There are significant variations between different markets with respect to growth, mobile penetration, average revenue per user (“ARPU”), market share and similar parameters, resulting in differences in operating margins. The future development of operating margins is important in the Group’s impairment assessments.

12    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the years ended December 31:

Net book value	Telecomm-unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets	Total

As of January 1, 2021	4,050	159	368	568	1,734	6,879

Additions	50	3	18	1,559	712	2,342
Disposals *	(198)	(1)	(5)	(7)	(100)	(311)
Depreciation charge for the year	(990)	(22)	(124)	—	(409)	(1,545)
Reclassification as held for sale	(367)	(6)	(9)	(42)	(80)	(504)
Impairment	(12)	—	(2)	3	(2)	(13)
Transfers	1,428	16	182	(1,619)	(2)	5
Translation adjustment	(101)	2	(6)	(11)	(20)	(136)

As of December 31, 2021	3,860	151	422	451	1,833	6,717

Additions	67	7	23	662	526	1,285
Disposals	(40)	(1)	(4)	(10)	(15)	(70)
Depreciation charge for the year	(382)	(7)	(29)	—	(139)	(557)
Divestment and reclassification as held for sale **	(1,991)	(80)	(314)	(235)	(1,393)	(4,013)
Impairment	(38)	(2)	(3)	(3)	(8)	(54)
Impairment reversal	57	1	3	6	6	73
Transfers	528	5	13	(545)	(5)	(4)
Modifications of right-of-use assets	—	—	—	—	26	26
Translation adjustment	(363)	(13)	(14)	(40)	(125)	(555)
Others	—	—	—	—	—	—

As of December 31, 2022	1,698	61	97	286	706	2,848
Cost	4,890	153	405	320	1,059	6,827
Accumulated depreciation and impairment	(3,192)	(92)	(308)	(34)	(353)	(3,979)

*This includes disposal of NTC as explained in Note 9.
** This relates to the classification of Russia as held-for-sale and discontinued operations as explained in Note 10.
There were no material changes in estimates related to property and equipment in 2022 other than the impairment reversals for Bangladesh US$(32) and Kyrgyzstan of US$(29) and impairment of equipment as a result of physical damages to sites in Ukraine (US$35) caused by the ongoing conflict between Russia and Ukraine (refer to Note 11).

During 2022, VEON acquired property and equipment in the amount of US$306 (2021: US$726), which were not paid for as of year-end.
Property and equipment pledged as security for bank borrowings amounts to US$688 as of December 31, 2022 (2021: US$919), and primarily relate to liens securing borrowings of PMCL.

The following table summarizes the movement in the net book value of right-of-use assets ("ROU") for the year ended December 31:

Net book value	ROU - Telecommunications Equipment	ROU - Land, Buildings and Constructions	ROU - Office and Other Equipment	Total

As of January 1, 2021	1,436	293	5	1,734

Additions	642	65	5	712
Disposals	(100)	—	—	(100)
Depreciation charge for the year	(320)	(86)	(3)	(409)
Reclassification as held for sale	(71)	(9)	—	(80)
Impairment	—	(2)	—	(2)
Transfers	(4)	2	—	(2)
Translation adjustment	(16)	(3)	(1)	(20)

As of December 31, 2021	1,567	260	6	1,833

Additions	513	13	—	526
Disposals	(12)	(3)	—	(15)
Depreciation charge for the year	(125)	(12)	(2)	(139)
Divestment and reclassification as held for sale	(1,175)	(216)	(2)	(1,393)
Impairment	(8)	—	—	(8)
Impairment reversal	2	4	—	6
Transfers	(4)	(1)	—	(5)
Modifications and reassessments	20	6	—	26
Translation adjustment	(117)	(7)	(1)	(125)

As of December 31, 2022	661	44	1	706
Cost	970	84	5	1,059
Accumulated depreciation and impairment	(309)	(40)	(4)	(353)

COMMITMENTS
Capital commitments for the future purchase of equipment are as follows as of December 31:

	2022	2021

Less than 1 year	272	709
Between 1 and 5 years	—	62
More than 5 years	—	198

Total commitments	272	969
The above table for 2021 includes future lease commitments relating to the lease agreements between Russia and NTC (Less than one year: US$4; Between one and five years: US$61 and More than five years: US$198). For further details on this transaction, refer to Note 9 (Agreement between VEON and Service Telecom regarding the Sale of its Russian tower assets). For commitments pertaining to the Russian operations as of December 31, 2022, refer to Note 10.
Capital commitments arising from telecommunications licenses
VEON’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses for GSM-900/1800, “3G” (UMTS / WCDMA) mobile radiotelephony communications services and “4G” (LTE).
Under the license agreements, operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures and number of base stations to be fulfilled within a certain timeframe. If we are found to be involved in practices that do not comply with applicable laws or regulations, we may be exposed to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could harm our business, financial condition, results of operations or cash flows.
After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

ACCOUNTING POLICIES
Property and equipment is stated at cost, net of any accumulated depreciation and accumulated impairment losses.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The useful life of VEON's assets generally fall within the following ranges:

Class of property and equipment	Useful life
Telecommunication equipment	3 – 30 years
Buildings and constructions	10 – 50 years
Office and other equipment	2 – 10 years
Right-of-use assets	Equivalent lease term
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

13    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommuni-cation licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total

As of January 1, 2021	921	301	117	116	15	2,682	4,152

Additions	482	184	—	1	29	14	710
Disposals	(1)	(1)	—	—	1	(51)	(52)
Amortization charge for the year	(162)	(135)	8	(15)	(4)	—	(308)
Reclassification as held for sale	(34)	(9)	(73)	—	—	(1,034)	(1,150)
Impairment	(4)	(1)	—	—	—	—	(5)
Transfer	40	11	(39)	—	(6)	(7)	(1)
Translation adjustment	(40)	—	1	(2)	1	(62)	(102)

As of December 31, 2021	1,202	350	14	100	36	1,542	3,244

Additions	526	74	1	2	19	10	632
Disposals	(5)	(2)	—	—	—	—	(7)
Amortization charge for the year	(139)	(71)	(3)	(8)	—	—	(221)
Reclassification as held for sale	(84)	(150)	(2)	(22)	(35)	(1,084)	(1,377)
Impairment reversal	75	2	—	—	—	—	77
Transfer	—	3	—	—	(3)	—	—
Translation adjustment	(241)	(37)	(3)	(18)	(15)	(74)	(388)

As of December 31, 2022	1,334	169	7	54	2	394	1,960
Cost	2,188	615	187	321	12	1,391	4,714
Accumulated amortization and impairment	(854)	(446)	(180)	(267)	(10)	(997)	(2,754)

During 2022, there were no material changes in estimates related to intangible assets other than the reversal of impairment described in Note 11 of US$(77) (2021: US$5).
During 2022, VEON acquired intangible assets in the amount of US$266 (2021: US$171), which were not yet paid for as of year-end.
Additions for 2021 include capitalization of ex-Warid license in Pakistan amounting to US$384, please refer to Note 9 for further information.
GOODWILL
During the year, the movement in goodwill for the Group, per CGU, consisted of the following:

CGU*	December 31, 2022	Translation adjustment	Addition	Reclassification as held for sale	December 31, 2021

Russia	—	—	—	(1,084)	1,084
Pakistan	223	(64)	—	—	287
Kazakhstan	127	(9)	—	—	136
Ukraine	10	—	10	—	—
Uzbekistan	34	(1)	—	—	35

Total	394	(74)	10	(1,084)	1,542
* There is no goodwill allocated to the CGUs of Bangladesh, or Kyrgyzstan.

CGU*	December 31, 2021	Translation adjustment	Addition	Reclassification as held for sale	Disposal	Other	December 31, 2020

Russia**	1,084	(10)	14	—	(51)	—	1,131
Algeria	—	(19)	—	(1,034)	—	—	1,053
Pakistan	287	(30)	—	—	—	(7)	324
Kazakhstan	136	(4)	—	—	—	—	140
Uzbekistan	35	1	—	—	—	—	34

Total	1,542	(62)	14	(1,034)	(51)	(7)	2,682
* There is no goodwill allocated to the CGUs of Ukraine, Bangladesh, or Kyrgyzstan
** In 2021, VEON acquired a majority stake in OTM, a technology platform for the automation and planning of online advertising and IBS DataFort, a cloud IT infrastructure provider in Russia.
COMMITMENTS
Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2022	2021

Less than 1 year	13	58

Total commitments	13	58

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

			Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2022	2021

VEON Amsterdam B.V.	Netherlands	Holding	100.0%	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%	100.0%
PJSC VimpelCom	Russia	Operating	100.0%	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%	100.0%
LLC “VEON Georgia”	Georgia	Operating	—%	100.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%	100.0%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%	99.6%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	—%	45.6%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	—%	45.6%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%	100.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%	100.0%

* Until the date sale of Algeria on August 5, 2022, the Group had concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A, see ‘Significant accounting judgments’ below for further details.
Certain of the Group’s subsidiaries are subject to restrictions that impact their ability to distribute dividends. For example, the Group faces certain restrictions from paying dividends where it is subject to withholding tax, primarily in Pakistan, Kazakhstan and Uzbekistan. The total amount of dividend restrictions amounts to US$229 (2021: US$1,033).

MATERIAL PARTLY-OWNED SUBSIDIARIES

Financial information of subsidiaries that have material non-controlling interests (“NCIs”) is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit / (loss) attributable to material NCIs
Name of significant subsidiary	2022	2021	2022	2021	2022	2021

LLP “KaR-Tel” (“Kar-Tel”)	25.0%	25.0%	85	96	31	29
Omnium Telecom Algérie S.p.A. (“OTA”)	—%	54.4%	—	732	21	29

The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 are detailed below.
Summarized income statement

	Kar-Tel
	2022	2021	2020

Operating revenue	571	529	446
Operating expenses	(403)	(370)	(316)
Other (expenses) / income	(12)	(9)	4
Profit / (loss) before tax	156	150	134
Income tax expense	(33)	(32)	(28)
Profit / (loss) for the year	123	118	106

Total comprehensive income / (loss)	123	118	106
Attributed to NCIs	31	29	26

Dividends paid to NCIs	—	—	—

Summarized statement of financial position

	Kar-Tel
	2022	2021

Property and equipment	327	300
Intangible assets	178	213
Other non-current assets	39	28
Trade and other receivables	34	29
Cash and cash equivalents	43	46
Other current assets	27	33
Debt and derivatives	(97)	(102)
Provisions	(9)	(6)
Other liabilities	(204)	(158)

Total equity	338	383

Attributed to:
Equity holders of the parent	253	287
Non-controlling interests	85	96

Summarized statement of cash flows

	Kar-Tel
	2022	2021	2020

Net operating cash flows	243	231	184
Net investing cash flows	(127)	(106)	(88)
Net financing cash flows	(117)	(114)	(97)
Net foreign exchange difference	(3)	(1)	(2)
Net increase / (decrease) in cash equivalents	(4)	10	(3)

SIGNIFICANT ACCOUNTING JUDGMENTS
Control over subsidiaries
Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. In certain circumstances, significant judgment is required to assess if the Company is deemed to have control over entities where the Company’s ownership interest does not exceed 50%.
The Group concluded that up until the completion of sale of the Algerian operations on August 5, 2022, it controlled Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though its subsidiary, Global Telecom Holding S.A.E. owned less than 50% of the ordinary shares. This was because the Company could exercise operational control through terms of a shareholders’ agreement. Our partner in Algeria could acquire our shares at fair market value under call option arrangements exercisable solely at its discretion between October 1,

2021 and December 31, 2021. Concurrently, we had a right to require our partner in Algeria to acquire our shares under put option arrangements exercisable solely at our discretion between July 1, 2021 and September 30, 2021. On July 1, 2021 VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d'Investissement (FNI). The sale transaction was completed on August 5, 2022 and control of Algeria was transferred to our partner. Both option arrangements did not have any impact on our ability to consolidate Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A.

FINANCING ACTIVITIES OF THE GROUP

15    OTHER NON-OPERATING GAIN / (LOSS)
Other non-operating gains / (losses) consisted of the following for the years ended December 31:

	2022	2021*	2020*

Ineffective portion of hedging activities	—	3	15
Change of fair value of other derivatives	10	(4)	(23)
Gain /(loss) from money market funds	29	7	12
Other (losses) / gains	(30)	20	80
Other non-operating gain / (loss), net	9	26	84
*Prior year comparatives for the years ended December 31, 2021 and 2020 are adjusted following the classification of Russia as a discontinued operation (see Note 10).
Included in ‘Other gains / (losses)’ in 2021 is a gain of US$21 related to the fair value adjustment of Shop-up and a US$3 write off of certain payables.
Included in ‘Other gains / (losses)’ in 2020 is a gain of US$41 related to the revaluation of contingent consideration liability, as well as a gain of US$41 relating to the settlement in connection with the dispute concerning the sale of Telecel Globe Limited.

16    INVESTMENTS, DEBT AND DERIVATIVES
INVESTMENTS AND DERIVATIVES
The Company holds the following investments and derivatives assets as of December 31:

	Carrying value
	2022	2021

At fair value
Other investments	58	37
	58	37

At amortized cost
Security deposits and cash collateral	63	49
Other investments	70	99
	133	148

Total investments and derivatives	191	185
Non-current	71	99
Current	120	86

Other Investments
Other investments at fair value are measured at fair value through other comprehensive income and relate to investments held in Pakistan (US$21) and Bangladesh (US$37).
Other investments at amortized cost include a US$54 loan granted by VIP Kazakhstan Holdings to minority shareholder Crowell Investments Limited.

DEBT AND DERIVATIVES
The Company holds the following outstanding debt and derivatives liabilities as of December 31:

	Carrying value
	2022	2021

At fair value
Derivatives not designated as hedges	—	4
Derivatives designated as net investment hedges	—	4
	—	8

At amortized cost
Principal amount outstanding	6,670	7,595
Interest accrued	102	86
Discounts, unamortized fees, hedge basis adjustment	(8)	(15)
Bank loans and bonds	6,764	7,666

Lease liabilities	806	2,667
Put-option liability over non-controlling interest	—	16
Other financial liabilities	610	289
	8,180	10,638

Total debt and derivatives	8,180	10,646
Non-current	5,336	9,404
Current	2,844	1,242
Bank loans and bonds
The Company had the following principal amounts outstanding for interest-bearing loans and bonds at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2022	2021

VEON Holdings B.V.	Notes	PJSC VimpelCom	USD	7.50%	2022	—	417
VEON Holdings B.V.	Loan	None	RUB	CBR key rate + 1.85%	2022	—	404
VEON Holdings B.V.	Notes	None	USD	5.95%	2023	529	529
VEON Holdings B.V.	Revolving Credit Facility	None	USD	SOFR + 1.70%	2023	692	—
VEON Holdings B.V.	Notes	None	USD	7.25%	2023	700	700
VEON Holdings B.V.	Revolving Credit Facility	None	USD	SOFR + 1.70%	2023	363	—
VEON Holdings B.V.	Notes	None	USD	4.95%	2024	533	533
VEON Holdings B.V.	Notes	None	USD	4.00%	2025	1,000	1,000
VEON Holdings B.V.	Notes	None	RUB	6.30%	2025	284	269
VEON Holdings B.V.	Notes	None	RUB	6.50%	2025	143	135
VEON Holdings B.V.	Notes	None	RUB	8.13%	2026	284	269
VEON Holdings B.V.	Notes	None	USD	3.38%	2027	1,250	1,250
VEON Finance Ireland DAC	Loan	VEON Holdings	RUB	CBR key rate + 1.90% to 2.15%	2022	—	807*
VEON Finance Ireland DAC	Loan	VEON Holdings	RUB	10.10%	2022	—	404 *
PMCL	Loan	None	PKR	6M KIBOR + 0.35%	2022	—	24
PMCL	Loan	None	PKR	6M KIBOR + 0.55%	2026	212	272
PMCL	Loan	None	PKR	6M KIBOR + 0.55%	2028	66	85
PMCL	Loan	None	PKR	3M KIBOR + 0.60%	2031	221	57
PMCL	Loan	None	PKR	6M KIBOR + 0.60%	2032	132	—
PJSC Kyivstar	Loan	None	UAH	NBU Key rate + 3.00%	2022	—	61
PJSC Kyivstar	Loan	VEON Holdings	UAH	NBU Key rate + 3.50%	2022	—	47
PJSC Kyivstar	Loan	VEON Holdings	UAH	Treasury Bill Rate + 3.00%	2022	—	50
PJSC Kyivstar	Loan	None	UAH	10.15% to 11.00%	2023-2025	59	97
Banglalink	Loan	None	BDT	Average bank deposit rate + 4.25%	2022	—	46
Banglalink	Loan	None	BDT	Average bank deposit rate + 4.25%	2027	110	—

	Other bank loans and bonds					92	139

	Total bank loans and bonds					6,670	7,595

*During 2022 these loans were novated to PJSC VimpelCom and are part of Liabilities associated with assets held for sale.

SIGNIFICANT CHANGES IN DEBT AND DERIVATIVES
Reconciliation of cash flows from financing activities

	Bank loans and bonds	Lease liabilities	Total

Balance as of January 1, 2021	7,758	1,913	9,671

Cash flows
Proceeds from borrowings, net of fees paid	2,081	—	2,081
Repayment of debt	(1,857)	(120)	(1,977)
Interest paid	(462)	(59)	(521)
Proceeds from borrowings relating to Russia discontinued operations	9	—	9
Repayment of debt relating to Russia discontinued operations	(272)	(217)	(489)
Interest paid relating to Russia discontinued operations	(10)	(88)	(98)

Non-cash movements
Interest and fee accruals	513	144	657
Lease additions, disposals, impairment and modifications	—	1,224	1,224
Held for sale - Note 10	—	(122)	(122)
Foreign currency translation	(68)	(8)	(76)
Other non-cash movements	(26)	—	(26)

Balance as of December 31, 2021	7,666	2,667	10,333

Cash flows
Proceeds from borrowings, net of fees paid	2,087	—	2,087
Repayment of debt	(1,479)	(140)	(1,619)
Interest paid	(419)	(70)	(489)

Non-cash movements
Interest and fee accruals	400	64	464
Lease additions, disposals, impairment and modifications	—	583	583
Held for sale - Note 10	(10)	(2,134)	(2,144)
Foreign currency translation	(416)	(155)	(571)
Reclassification related to bank loans and bonds	(1,064)	—	(1,064)
Other non-cash movements	(1)	(9)	(10)

Balance as of December 31, 2022	6,764	806	7,570

FINANCING ACTIVITIES 2022
VEON US$ bond repayment
In February 2022, VEON Holdings B.V. repaid its 7.50% Notes of US$417 originally maturing in March 2022.
VTB Bank loan

In February 2022, VEON Holdings B.V. prepaid RUB 30 billion (US$396) of outstanding loans to VTB Bank originally maturing in July 2025.

In February 2022, VEON Finance Ireland DAC signed a RUB 30 billion (US$400) Term Facility Agreement with VTB Bank with a floating rate. This facility was guaranteed by VEON Holding B.V. and had a maturity of February 2029. The proceeds from this facility were used for general corporate purposes, including the financing of intercompany loans to PJSC VimpelCom. In March 2022, VEON Finance Ireland DAC prepaid its RUB 30 billion (US$259) term loan facility with VTB Bank in accordance with its terms, and the facility was cancelled.

VEON US$1,250 multi-currency revolving credit facility agreement

In February 2022, the maturity of the multi-currency revolving credit facility originally entered into in March 2021 (the "RCF") was extended for one year until March 2025; two banks did not agree to extend as a result of which US$250 will mature at the original maturity in March 2024 and US$805 will mature in March 2025.

In February 2022, VEON Holdings B.V. drew US$430 under the RCF. Subject to the terms set out in the RCF, the outstanding balance can be rolled over until the respective final maturities.

In March 2022, Alfa Bank (US$125 commitment) and Raiffeisen Bank Russia (US$70 commitment) notified the Agent under the RCF that as a result of new Russian regulatory requirements following a presidential decree, they could no longer participate in the RCF. As a result, their available commitments were cancelled and the total RCF size reduced from US$1,250 to US$1,055. The drawn portion from Alfa Bank (US$43) was subsequently repaid in April 2022 and the drawn portion from Raiffeisen Bank Russia (US$24) was repaid in May 2022.

In April and May 2022, VEON Holdings B.V. received US$610 following a utilization under the RCF. The remaining US$82 was received in November. The RCF was fully drawn at year-end with US$1,055 outstanding. The outstanding amounts have been rolled-over until April, US$692, and May, US$363, 2023. Subject to the terms set out in the RCF, these amounts can be rolled until the respective final maturities.

PMCL syndicated credit facility

In March 2022, Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 40 billion (US$222) available under its existing credit line.

In April 2022, PMCL signed a PKR 40 billion (US$217) syndicated loan with a 10 year maturity. The drawn amount under the facility is PKR 30 billion (US$156).

VEON Finance Ireland DAC Rub debt novation to PJSC VimpelCom

In April 2022, VEON Finance Ireland novated two bank loans, with Sberbank (RUB 45 billion (US$556)) and Alfa Bank (RUB 45 billion (US$556)) totaling RUB 90 billion (US$1,112), to PJSC VimpelCom, resulting in the former borrower, VEON Finance Ireland DAC, and the former guarantor, VEON Holdings B.V., having been released from their obligations. VEON recorded the interest expense related to these loans prior to the novation in VEON Finance Ireland DAC which is included within continuing operations. Given that the novation of these loans predated and was independent of the sale of our Russian discontinued operations, VEON deemed it appropriate not to reclassify the interest on these loans prior to the novation date to discontinued operations.

Banglalink secures syndicated credit facility

In April 2022, Banglalink signed a BDT 12 billion (US$139) syndicated loan with a five year maturity till April 2027. During May 2022, Banglalink utilized BDT 9 billion (US$103) of the syndicated loan which was partially used to fully repay its existing loan of BDT 3 billion (US$38).

In July, August and September 2022, Banglalink fully utilized the remaining BDT 3 billion (US$32) under its BDT syndicated loan facility.

Kyivstar prepays debt

In March, April, May and June 2022, Kyivstar fully prepaid a UAH 1,350 million (US$46) loan with JSC CitiBank, a UAH1,275 (US$44) million loan with JSC Credit Agricole and a UAH 1,677 million (US$57) loan with Alfa bank, and also prepaid a portion of a UAH 1,250 million loan with OTP Bank (UAH490 million (US$17)).
PMCL Bank Guarantee
In March 2022, PMCL issued a bank guarantee of US$30 in favor of Pakistan Telecommunication Authority related to late payment of Warid license fee.
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

VEON entered into a US$1,250 multi-currency revolving credit facility agreement

In March 2021, VEON successfully entered into the RCF. The RCF replaced the revolving credit facility signed in February 2017. The RCF has an initial tenor of three years, with VEON having the right to request two- one year extensions, subject to lender consent.

PMCL enters into PKR 20 billion (US$131) loan facilities

In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with MCB Bank as agent and PKR 5 billion (US$33) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.

VEON increases facility with Alfa Bank

In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396) bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche had a five years term. In April 2021, the proceeds from Alfa Bank new tranche of RUB15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.

PMCL secures syndicated credit facility

In June 2021, PMCL secured a PKR 50 billion (US$320) syndicated credit facility from a banking consortium led by Habib Bank Limited. This ten years facility is used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.

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

Loan agreement Alfa Bank

In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$612) Term Facilities Agreement with Alfa Bank which includes a RUB 30 billion (US$408) fixed rate tranche and a RUB 15 billion (US$204) floating rate tranche, both with a maturity date of December 2026. The facilities were guaranteed by VEON Holdings B.V. The proceeds from the Alfa Bank facilities have been used to finance intercompany loans to PJSC Vimpel-Com.

Loan agreement Sberbank

In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$611) Term Facility Agreement with Sberbank with a floating rate. The maturity date of the facility was December 2026 and it was guaranteed by VEON Holdings B.V. The proceeds from the Sberbank facility were used to finance an intercompany loan to PJSC Vimpel-Com.

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
Drawdowns under the Revolving Credit Facility
In March 2020, VEON Holdings B.V. executed two drawdowns under its existing revolving credit facility for an aggregate amount of US$600. All outstanding drawdowns under this facility were fully repaid during June 2020 (US$100) and July 2020 (US$500).
Refinancing of RUB debt - AO "Alfa Bank"
In March 2020, VEON Holdings B.V. amended and restated the existing facility with AO "Alfa Bank", increasing its size and utilization from RUB17.5 billion to RUB30 billion (US$165). Following this amendment and restatement, the final maturity of this facility were set to March 2025.
GTH bonds prepayment
In February 2020, GTH Finance B.V., the Company’s subsidiary, repaid at par the US$500 6.25% bonds, originally maturing in April 2020.
US$300 tap issuance of existing senior notes
In January 2020, VEON Holdings B.V., issued US$300 in senior unsecured notes due 2025, which are consolidated and form a single series with the US$700 4.00% senior notes due in 2025 issued by VEON Holdings B.V. in October 2019. VEON used the net proceeds of the tap issuance to refinance certain existing outstanding debt.

FAIR VALUES
As of December 31, 2022, the carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table at the beginning of this note, with the exception of:

•'Bank loans and bonds, including interest accrued', for which the fair value is equal to US$5,847 (2021: US$7,709); and
•'Lease liabilities', for which fair value has not been determined.

As of December 31, 2022 and December 31, 2021, all of the Group's financial instruments carried at fair value in the statement of financial position were measured based on Level 2 inputs, except for the Contingent consideration, for which fair value is classified as Level 3.
All movements in Contingent consideration in the years ended December 31, 2022 and 2021 relate to changes in fair value, which are unrealized, and are recorded in “Other non-operating gain / (loss)” within the consolidated income statement.
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
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the years ended December 31, 2022 and 2021, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements with the exception of our RUB denominated bonds for which quoted market prices were not available due to the ongoing conflict between Russia and Ukraine. The fair value of such bonds was calculated based on Level 3 inputs as compared to Level 1 inputs in 2021.
HEDGE ACCOUNTING
The following table sets out the Company’s hedging instruments designated as net investment hedges as of December 31:

Hedging instruments *	Designated rate	Excluded component	Hedged item	Currency	Aggregated designated nominal value of hedged items, million
					2022	2021

Foreign currency forward contracts	Forward	foreign currency basis spread	PJSC VimpelCom	RUB	—	6,986	**

* Refer to the Debt and Derivatives section above in this Note for information regarding the carrying amounts of the hedging instruments.
** Hedging instruments had a weighted average term to maturity of less than 1 year as of December 31, 2021.
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

	Foreign currency translation reserve	Cost of hedging reserve **

As of January 1, 2021	(8,775)	1

Foreign currency revaluation of the foreign operations and other	(140)	—
Effective portion of foreign currency revaluation of the hedging instruments *	(18)	—
Change in fair value of foreign currency basis spreads	—	2
Amortization of time-period related foreign currency basis spreads	—	(3)

As of December 31, 2021	(8,933)	—

Foreign currency revaluation of the foreign operations	125	—
Effective portion of foreign currency revaluation of the hedging instruments *	—	—
Change in fair value of foreign currency basis spreads	—	—
Amortization of time-period related foreign currency basis spreads	—	—
Other movements in foreign currency translation reserve	—	—

As of December 31, 2022	(8,808)	—
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
Cash and cash equivalents consisted of the following items as of December 31:

	2022	2021

Cash and cash equivalents at banks and on hand	928	1,485
Cash equivalents with original maturity of less than three months	2,179	767
Cash and cash equivalents*	3,107	2,252
Less overdrafts	—	(13)
Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	3,107	2,239
* Cash and cash equivalents include an amount of US$67 relating to banking operations in Pakistan.
Cash at banks earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of December 31, 2021 US$71 was considered restricted and included in cash and cash equivalent balances and as of December 31, 2022, US$125 of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.

Cash balances include investments in money market funds of US$1,950 (2021: US$397), which are carried at fair value through profit or loss with gains presented within ‘Other non-operating gain / (loss)’ within the consolidated income statement.
Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as debt and derivatives within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows. Refer to Note 24 for further discussion on the Company’s liquidity position.

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
INTEREST RATE RISK
The Company is exposed to the risk of changes in market interest rates primarily due to its long-term debt obligations. The Company manages its interest rate risk exposure through a portfolio of fixed and variable rate borrowings.
As of December 31, 2022, approximately 72% of the Company’s borrowings are at a fixed rate of interest (2021: 75%).
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
The Company hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards. During the periods covered by these financial statements, the Company used foreign exchange forwards to mitigate foreign currency risk.
Foreign currency sensitivity
The following table demonstrates the sensitivity to a possible change in exchange rates against the U.S. dollar with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including foreign currency derivatives) and equity (due to application of hedge accounting or existence of quasi equity loans). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Effect on profit / (loss) before tax		Effect on other comprehensive income
Change in foreign exchange rate against US$	10% depreciation	10% appreciation	10% depreciation	10% appreciation

2022
Russian Ruble	(5)	6	—	—
Bangladeshi Taka	(34)	37	—	—
Pakistani Rupee	(15)	17	—	—
Ukrainian Hryvnia	(1)	1	—	—
Other currencies (net)	(1)	1	—	—

2021
Russian Ruble	18	(25)	9	(10)
Bangladeshi Taka	(30)	33	—	—
Pakistani Rupee	(3)	4	—	—
Georgian Lari	(37)	41	—	—
Ukrainian Hryvnia	(1)	1	—	—
Other currencies (net)	(6)	6	—	—

CREDIT RISK
The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 17 for further information on restrictions on cash balances.
Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. VEON’s credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2022 and 2021, and accordingly not giving rise to credit risk. For postpaid services, in certain circumstances, VEON requires deposits as collateral for airtime usage. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms.
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
VEON holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VEON allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the creditworthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is managed by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure. Refer to Note 24 for further details on the Company’s liquidity position.
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
The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2022 and 2021 is the carrying amount as illustrated in Note 5, Note 16, Note 17 and within this Note 18.

LIQUIDITY RISK
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bonds, bank overdrafts, bank loans and lease contracts. The Company’s policy is to create a balanced debt maturity profile. As of December 31, 2022, 37% of the Company’s debt (2021: 7%) will mature in less than one year based on the carrying value of bank loans, bonds and other borrowings reflected in the financial statements. The Company has sufficient HQ liquidity to meets its HQ maturities and local market access to address local maturities and on that basis. The Company has taken this into considerations when it assessed the concentration of risk with respect to refinancing its debt and concluded it to be low except for the additional risks identified in Note 24.

Available facilities
The Company had the following available facilities as of December 31:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2022
PMCL - Term Facility	Apr 2023	PKR 40,000	PKR 30,000	PKR 10,000	176	132	44

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2021
VEON Holdings B.V. – Revolving Credit Facility*	Feb 2024	US$1,250	—	US$1,250	1,250	—	1,250
PMCL - Term Facility	Jun 2022	PKR 50,000	PKR 10,000	PKR 40,000	283	57	226
TNS -Plus LLC - Term Facilities	Oct 2023	KZT 4,000	KZT 2,783	KZT 1,217	9	6	3

*During 2022 Revolving credit facility amount reduced to US$1,055.

Maturity profile
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2022 and 2021, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 16 as the below table includes both undiscounted principal amounts and interest while the carrying amounts are measured using the effective interest rate method.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2022
Bank loans and bonds	2,796	2,671	2,013	351	7,831
Lease liabilities	95	423	327	402	1,247
Derivative financial liabilities
Gross cash inflows	—	—	—	—	—
Gross cash outflows	—	—	—	—	—
Trade and other payables	1,087	—	—	—	1,087
Other financial liabilities	176	322	142	52	692
Total financial liabilities	4,154	3,416	2,482	805	10,857

Related derivatives financial assets
Gross cash inflows	—	—	—	—	—
Gross cash outflows	—	—	—	—	—
Related derivative financial assets	—	—	—	—	—

Total financial liabilities, net of derivative assets	4,154	3,416	2,482	805	10,857

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2021
Bank loans and bonds	1,050	3,200	3,652	1,393	9,295
Lease liabilities	545	1,111	763	751	3,170
Derivative financial liabilities
Gross cash inflows	—	—	—	—	—
Gross cash outflows	8	—	—	—	8
Trade and other payables	2,031	—	—	—	2,031
Other financial liabilities	120	144	21	15	300
Put option liability over non-controlling interest	16	—	—	—	16
Total financial liabilities	3,770	4,455	4,436	2,159	14,820

Related derivatives financial assets
Gross cash inflows	—	—	—	—	—
Gross cash outflows	—	—	—	—	—
Related derivative financial assets	—	—	—	—	—

Total financial liabilities, net of derivative assets	3,770	4,455	4,436	2,159	14,820

CAPITAL MANAGEMENT

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios, so as to help facilitate access to debt and capital markets and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic or political conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. In September 2019, VEON announced a dividend policy that targets paying at least 50% of prior year Equity Free Cash Flow after licenses so long as the Company’s Net Debt to Adjusted EBITDA ratio would remain below 2.4x. See the paragraph below for more information on how the Company’s Net Debt to Adjusted EBITDA ratio is calculated. Dividend payments remain subject to the review by the Company’s Board of Directors of medium-term investment opportunities and the Company’s capital structure. For the years ended December 31, 2022, 2021 and 2020, we did not pay a dividend. There were no changes made in the Company’s objectives, policies or processes for managing capital during 2022, however as a result of the unstable environment we put more emphasis on safeguarding liquidity and also counterparty risk management in light of the high cash balances. Despite the resilient performance of its underlying operating companies, the Company’s ability to upstream cash for debt service has been impaired by currency and capital controls in two of its major markets, Ukraine and Russia, and due to other geopolitical and foreign exchange pressures effecting emerging markets more generally. Furthermore, the ongoing conflict between Russia and Ukraine and the developments since February 2022 with respect to sanctions laws and regulations have resulted in unprecedented challenges for the Company, limiting access to the international debt capital markets in which the Company has traditionally refinanced maturing debt, which has hampered its ability to refinance its indebtedness. The Company has entered into an agreement to sell its Russian Operations and implemented the Scheme to manage certain of its indebtedness and to help address the unprecedented challenges the Group faced in 2022 in relation to its capital management.

The Net Debt to Adjusted EBITDA ratio is an important measure used by the Company to assess its capital structure. Net Debt represents the principal amount of interest-bearing debt less cash and cash equivalents and bank deposits. Adjusted EBITDA is defined as last 12 months earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and share of profit / (loss) of joint ventures. For reconciliation of ‘Profit / (loss) before tax from continuing operations’ to ‘Adjusted EBITDA,’ refer to Note 2.
Further, this ratio is included as a financial covenant in the credit facilities of the Company. For our RCF facility the Net Debt to Adjusted EBITDA ratio is calculated at consolidated level of VEON Ltd. and is “pro-forma” adjusted for acquisitions and divestment of any business bought or sold during the relevant period. Under these credit facilities, the Company is required to maintain the Net Debt to Adjusted EBITDA ratio at or below 3.75x (on the basis of the so called "GAAP freeze" principle). The Company has not breached any financial covenants during the period covered by these financial statements.

19    ISSUED CAPITAL AND RESERVES
The following table details the common shares of the Company as of December 31:

	2022	2021

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 3,374,459 (2021: 7,603,731) shares held by a subsidiary of the Company*	1,756,731,135	1,756,731,135

*Refer to Note 22 for further details.
The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. All issued shares are fully paid-up.
As of December 31, 2022, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Number of common shares	% of common and voting shares

L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Exor N.V.	131,068,288	7.5%
Free Float, including 3,374,459 shares held by a subsidiary of the Company	639,090,284	36.4%
Total outstanding common shares	1,756,731,135	100.0%

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
The following table sets forth the computation of basic and diluted earnings per share for continuing operations, for the years ended December 31:

Continuing operations	2022	2021	2020
(In millions of U.S. dollars, except per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	656	75	102

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,753	1,753	1,753
Denominator for diluted earnings per share (in millions)	1,761	1,761	1,761

Basic earnings / (loss) per share *	$0.37	$0.04	$0.06
Diluted earnings / (loss) per share *	$0.37	$0.04	$0.06
*In accordance with IAS 33, Earnings per Share, the shares vested on December 31, 2022 and subsequently issued after the reporting period date have been included in the Earnings per Share calculation.
The following table sets forth the computation of basic and diluted earnings per share for discontinued operations, for the years ended December 31:

Discontinued operations	2022	2021	2020

(In millions of U.S. dollars, except per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	(818)	599	(451)

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,753	1,753	1,753
Denominator for diluted earnings per share (in millions)	1,761	1,761	1,761

Basic earnings / (loss) per share *	($0.46)	$0.34	($0.26)
Diluted earnings / (loss) per share *	($0.46)	$0.34	($0.26)
*In accordance with IAS 33, Earnings per Share, the shares vested on December 31, 2022 and subsequently issued after the reporting period date have been included in the Earnings per Share calculation.

21    DIVIDENDS PAID AND PROPOSED
Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that
(a)VEON is, or would after the payment be, unable to pay its liabilities as they become due, or
(b)the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.
There were no dividends declared by VEON in respect of the years 2022 and 2021.
DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS
During 2022, 2021 and 2020, certain subsidiaries of the Company declared dividends, of which a portion was paid or payable to non-controlling interests as shown in the table below:

Name of subsidiary	2022	2021	2020

Omnium Telecom Algeria S.p.A	—	44	45
VIP Kazakhstan Holding AG	—	27	24
TNS Plus LLP	11	8	16
Other	3	10	2
Total dividends declared to non-controlling interests	14	89	87
In 2020, PMCL, a subsidiary of the Company, declared dividends to its shareholders, of which US$25 was declared to non-controlling shareholders of PMCL. Dividends declared to non-controlling interests of PMCL reduces the principal amount of the put-option liability over non-controlling interest on the date of declaration.

ADDITIONAL INFORMATION

22    RELATED PARTIES
As of December 31, 2022, the Company has no ultimate controlling shareholder. See also Note 19 for details regarding ownership structure.

COMPENSATION TO BOARD OF DIRECTORS AND SENIOR MANAGERS OF THE COMPANY
The following table sets forth the total compensation to our Board of Directors, Group Chief Executive Officer, Group Chief Financial Officer and Group General Counsel, who are considered to be key management personnel of the Company, as defined by IAS 24, Related Party Disclosures, as well as other senior managers of the Company:

	2022	2021	2020

Short-term employee benefits	21	39	35
Long-term employee benefits	—	—	1
Share-based payment*	9	9	—
Termination benefits	—	7	4
Total compensation to the Board of Directors and senior management**	30	55	40
*Share-based payment in 2022 and 2021 represent the expense under the Deferred Shares Plan, Short-Term Incentive Scheme (share awards), and Long-Term Incentive Plan, see further details below.

** The number of directors and senior managers vary from year to year. The group of individuals we consider to be senior managers has changed in recent years, including a determination that the chief executive officers of our operating companies should no longer be classified as senior managers. As a result, for 2022 reporting, we have changed the total compensation perimeter for the Board of Directors and senior managers to reflect this internal view. Total compensation paid to the Board of Directors and senior management approximates the amount charged in the consolidated income statement for that year with the exception of the share-based payment in 2022 and 2021.

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

Compensation of Group Executive Committee
The following table sets forth the total remuneration expense to the Group Executive Committee for the periods indicated (gross amounts in whole euro and whole US$ equivalents). For further details on compensation and changes to the Board of Directors and Group Executive Committee, please refer to the Explanatory notes below.

In whole euros	Kaan Terzioglu	Serkan Okandan	Victor Biryukov	Omiyinka Doris	Joop Brakenhoff	Michael Schulz	Dmitry Shvets	Matthieu Galvani	Alex Bolis	Sergio Herrero	Ursula Burns	Murat Kirkgoz	Alex Kazbegi	Scott Dresser
	Group CEO**	Group CFO**	Group General Counsel**	Acting Group General Counsel**	Group Chief Internal Audit & Compliance Officer	Group Chief People Officer	Group Head of Portfolio Management	Chief Corporate Affairs Officer	Group Head of Corporate Development, Communications and Investor Relations	Former Co-GCEO**	Former Group CEO**	Former Deputy Group CFO**	Former Chief Strategy Officer	Former Group General Counsel**
2022
Short-term employee benefits
Base salary	1,323,000	1,296,000	645,865	77,583	540,000	565,000	647,070	150,000	187,500	—	—	—	—	—
Annual incentive	1,035,891	712,800	343,556	52,644	297,000	310,750	350,585	83,178	204,555	—	—	—	—	—
Other	205,350	1,806,342	814,770	11,550	542,362	500,205	693,232	—	366,168	—	—	—	—	—
Long-term employee benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	3,392,793	981,490	105,710	—	654,502	482,768	436,981	36,434	187,704	—	—	—	—	—
Termination benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total remuneration expense *	5,957,034	4,796,632	1,909,901	141,777	2,033,864	1,858,723	2,127,868	269,612	945,927	—	—	—	—	—

2021
Short-term employee benefits
Base salary	1,323,000	1,296,000	—	—	540,000	237,741	365,854	—	272,448	628,199	—	—	143,100	1,300,000
Annual incentive	1,695,094	1,192,320	—	—	496,800	197,107	372,351	—	239,754	623,036	—	—	128,437	1,300,000
Other	205,350	1,276,225	—	—	96,600	27,862	11,271	—	77,000	5,512,172	—	—	143,936	1,013,859
Long-term employee benefits	166,518	—	—	—	—	—	—	—	—	(144,764)	—	—	—	—
Share-based payments	2,158,098	1,066,672	—	—	467,471	469,127	491,760	—	330,726	(60,701)	(103,954)	(26,417)	—	277,390
Termination benefits	—	—	—	—	—	—	—	—	—	2,936,759	—	—	579,675	2,625,000
Total remuneration expense *	5,548,060	4,831,217	—	—	1,600,871	931,837	1,241,236	—	919,928	9,494,701	(103,954)	(26,417)	995,148	6,516,249
* Total remuneration expense for 2022 excludes accrued payroll taxes of EUR0 million (US$0) (2021: EUR-3 million (US$-3) recorded in ‘Selling, general and administrative expenses’ incurred by the Company pertaining to payments made to Ursula Burns.
** Considered to be key management personnel as defined in IAS 24 Related Party Disclosures.

In whole US dollars	Kaan Terzioglu	Serkan Okandan	Victor Biryukov	Omiyinka Doris	Joop Brakenhoff	Michael Schulz	Dmitry Shvets	Matthieu Galvani	Alex Bolis	Sergio Herrero	Ursula Burns	Murat Kirkgoz	Alex Kazbegi	Scott Dresser
	Group CEO**	Group CFO**	Group General Counsel**	Acting Group General Counsel**	Group Chief Internal Audit & Compliance Officer	Group Chief People Officer	Group Head of Portfolio Management	Chief Corporate Affairs Officer	Group Head of Corporate Development, Communications and Investor Relations	Former Co-GCEO	Former Group CEO**	Former Deputy Group CFO**	Former Chief Strategy Officer	Former Group General Counsel**
2022
Short-term employee benefits
Base salary	1,390,582	1,362,203	678,869	81,546	567,585	593,862	680,135	157,662	197,078	—	—	—	—	—
Annual incentive	1,088,807	749,212	361,112	55,333	312,172	326,624	368,500	87,427	215,004	—	—	—	—	—
Other	215,840	1,898,615	856,404	12,140	570,067	525,757	728,656	—	384,873	—	—	—	—	—
Long-term employee benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	3,566,105	1,031,627	111,111	—	687,936	507,429	459,310	38,296	197,292	—	—	—	—	—
Termination benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total remuneration expense *	6,261,334	5,041,657	2,007,496	149,019	2,137,760	1,953,672	2,236,601	283,385	994,247	—	—	—	—	—

2021
Short-term employee benefits
Base salary	1,564,015	1,532,096	—	—	638,373	281,051	433,078	—	322,081	742,676	—	—	169,169	1,536,825
Annual incentive	2,003,894	1,409,528	—	—	587,303	233,014	440,768	—	283,431	736,572	—	—	151,835	1,536,825
Other	242,759	1,508,718	—	—	114,198	32,938	13,342	—	91,027	6,516,660	—	—	170,158	1,198,557
Long-term employee benefits	196,853	—	—	—	—	—	—	—	—	(171,144)	—	—	—	—
Share-based payments	2,551,245	1,260,991	—	—	552,631	554,589	582,119	—	390,975	(71,763)	(122,891)	(31,230)	—	327,923
Termination benefits	—	—	—	—	—	—	—	—	—	3,471,927	—	—	685,276	3,103,204
Total remuneration expense *	6,558,766	5,711,333	—	—	1,892,505	1,101,592	1,469,307	—	1,087,514	11,224,928	(122,891)	(31,230)	1,176,438	7,703,333
* Total remuneration expense for 2022 excludes accrued payroll taxes of EUR0 million (US$0) (2021: EUR-3 million (US$-3) recorded in ‘Selling, general and administrative expenses’ incurred by the Company pertaining to payments made to Ursula Burns.
** Considered to be key management personnel as defined in IAS 24 Related Party Disclosures.
Explanatory notes
Base salary includes any holiday allowances and acting allowances in cash pursuant to the terms of an individual’s employment agreement. Annual incentive expense includes amounts accrued under the cash portion of the short-term incentive in respect of performance during the current year, as well as any special recognition, performance and/or transaction bonuses. Other short-term employee benefits include certain allowances (for example, pension allowance, car allowance, etc.), special awards, and support (for example, relocation support).
Share-based payment expense relates to amounts related to the share portion of the short-term incentive scheme, long-term incentive scheme and the deferred shared plan, see below for further details.
Changes in Group Executive Committee
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
Alex Kazbegi stepped down from the role of Group Chief Strategy Officer on March 31, 2021 and Scott Dresser stepped down from the role of Group General Counsel on December 31, 2021.
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
On January 1, 2022, Victor Biryukov was appointed Group General Counsel. On November 1, 2022, Mr. Biryukov was appointed in a special capacity to manage the sale of the Russian operations.
On June 30, 2022, Alex Bolis stepped down from the role of Group Head of Corporate Development, Communications and Investor Relations.
On October 1, 2022, Matthieu Galvani was appointed Chief Corporate Affairs Officer.
On November 1, 2022, Omiyinka Doris was appointed Acting Group General Counsel.

Compensation of Board of Directors
The following table sets forth the total remuneration expense to the members of the Board of Directors for the periods indicated (gross amounts in whole euro and whole U.S. dollar equivalents). For details on changes in Board of Directors, please refer to explanations below.

	Retainer		Committees		Other compensation		Total
In whole euros	2022	2021	2022	2021	2022	2021	2022	2021

Hans-Holger Albrecht	483,078	487,500	190,558	136,458	1,184,142	1,098,610	1,857,778	1,722,568
Yaroslav Glazunov	281,250	75,000	80,000	—	—	—	361,250	75,000
Andrei Gusev	281,250	75,000	52,500	—	500,000	—	833,750	75,000
Gunnar Holt	625,000	350,000	68,750	150,000	—	—	693,750	500,000
Irene Shvakman	350,000	195,115	55,000	27,874	—	—	405,000	222,989
Vasily Sidorov	350,000	195,115	123,750	111,494	—	—	473,750	306,609
Michiel Soeting	277,083	—	57,083	—	—	—	334,166	—
Karen Linehan	342,289	—	53,899	—	—	—	396,188	—
Augie Fabela	175,000	—	57,500	—	—	—	232,500	—
Morten Lundal	175,000	—	42,500	—	—	—	217,500	—
Stan Miller	175,000	—	30,000	—	—	—	205,000	—
Mikhail Fridman	12,500	75,000	—	—	—	—	12,500	75,000
Leonid Boguslavsky	175,000	335,417	12,500	23,958	—	—	187,500	359,375
Gennady Gazin	387,500	842,708	62,500	57,292	1,566,303	1,971,749	2,016,303	2,871,749
Sergi Herrero	175,000	195,417	12,500	13,958	—	—	187,500	209,375
Robert Jan van de Kraats	65,860	350,000	23,522	125,000	—	—	89,382	475,000
Osama Bedier	—	155,556	—	44,444	—	—	—	200,000
Peter Derby	—	155,556	—	66,667	—	—	—	222,223
Amos Genish	—	155,556	—	66,667	—	—	—	222,223
Steve Pusey	—	189,583	—	53,125	—	—	—	242,708
Total compensation	4,330,810	3,832,523	922,562	876,937	3,250,445	3,070,359	8,503,817	7,779,819

	Retainer		Committees		Other compensation		Total
In whole US dollars	2022	2021	2022	2021	2022	2021	2022	2021

Hans-Holger Albrecht	507,763	576,323	200,296	161,321	1,244,652	1,298,776	1,952,711	2,036,420
Yaroslav Glazunov	295,622	88,665	84,088	—	—	—	379,710	88,665
Andrei Gusev	295,622	88,665	55,183	—	525,550	—	876,355	88,665
Gunnar Holt	656,938	413,770	72,263	177,330	—	—	729,201	591,100
Irene Shvakman	367,885	230,665	57,810	32,952	—	—	425,695	263,617
Vasily Sidorov	367,885	230,665	130,074	131,808	—	—	497,959	362,473
Michiel Soeting	291,242	—	60,000	—	—	—	351,242	—
Karen Linehan	359,780	—	56,653	—	—	—	416,433	—
Augie Fabela	183,943	—	60,438	—	—	—	244,381	—
Morten Lundal	183,943	—	44,672	—	—	—	228,615	—
Stan Miller	183,943	—	31,533	—	—	—	215,476	—
Mikhail Fridman	13,139	88,665	—	—	—	—	13,139	88,665
Leonid Boguslavsky	183,943	396,530	13,139	28,323	—	—	197,082	424,853
Gennady Gazin	407,301	996,250	65,694	67,730	1,646,342	2,331,001	2,119,337	3,394,981
Sergi Herrero	183,943	231,022	13,139	16,502	—	—	197,082	247,524
Robert Jan van de Kraats	69,226	413,770	24,723	147,775	—	—	93,949	561,545
Osama Bedier	—	183,898	—	52,542	—	—	—	236,440
Peter Derby	—	183,898	—	78,813	—	—	—	262,711
Amos Genish	—	183,898	—	78,813	—	—	—	262,711
Steve Pusey	—	224,125	—	62,804	—	—	—	286,929
Total compensation	4,552,118	4,530,809	969,705	1,036,713	3,416,544	3,629,777	8,938,367	9,197,299

Explanatory notes
In 2021, equity-settled awards were granted to Group Chairman Gennady Gazin (1,224,086) and Group Digital and Innovation Committee Chairman Hans-Holger Albrecht (1,360,095). The share awards vested on June 10, 2022 and the shares are subject to a holding period through to July 16, 2023. The fair value of these awards were determined using the Black-Scholes Model and an expense of US$2 was incurred as of December 31, 2022 (US$2 as of December 31, 2021), which is included in other compensation.

Changes in Board of Directors
Ursula Burns was appointed Group CEO and Chairman of the VEON Ltd. board of directors on December 12, 2018. Accordingly, her total compensation through December 31, 2022, has been included in the section “Compensation of Key Senior Managers” above, except for payments received in respect of her role on Board Committees. Ursula Burns stepped down as Group CEO on March 1, 2020, and later stepped down as Chairman on June 1, 2020.
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

On May 25, 2022 VEON announced that its Board of Directors and its Nominating and Corporate Governance Committee have recommended eleven individuals for the Board, including eight directors currently serving on the Board and three new members. The Board also announced that Gennady Gazin, Leonid Boguslavsky and Sergi Herrero did not put themselves up for reelection.

On June 29, 2022, at the Annual General Meeting, shareholders elected three new directors: Augie Fabela, Morten Lundal and Stan Miller as well as eight previously serving directors: Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting.

Short Term Incentive Scheme
The Company’s Short Term Incentive (“STI”) Scheme was revised to a 50:50 shares:cash scheme effective for the year 2022. It provides cash pay-outs (50%) and share awards (50%) to participating employees based on the achievement of established KPIs over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the financial and operational results (such as total operating revenue, EBITDA and equity free cash flow) of the Company, or the affiliated entity employing the employee, and partially based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. The weight of each KPI is decided on an individual basis.
The cash pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. The share awards is also scheduled to be granted in March of the year following the assessment year and subject to the same conditions. Both the cash pay-out of the STI award as well as any share wards granted are dependent upon final approval by the compensation and talent committee.
The cash pay-out is accounted for in accordance with IAS 19, Employee Benefits, while the share award portion is accounted for in accordance with IFRS 2, Share-based payments. The cash bonuses are disclosed in the tables above, while the share-based compensation expense related to the STI is US$1 for the year ended December 31, 2022.
Deferred Shares Plan
In 2022, equity-settled awards granted to key senior managers and directors in 2021 under the 2021 Deferred Shares Plan (“DSP”) vested. Subsequently, 2,659,740 shares in the Company were transferred to key senior managers and directors from shares held by a subsidiary of the Company during the year ended December 31, 2022.
In 2022, equity-settled awards were granted to the VEON Group Chief Executive, Kaan Terzioglu, under the 2021 DSP. A portion of the shares (1,569,531) granted vested immediately on the grant date and the remaining shares (3,662,240) will vest on September 1, 2023. Subsequent to the grant date, 1,569,531 shares in the Company were transferred to Mr. Terzioglu from shares held by a subsidiary of the Company during the year ended December 31, 2022. The fair value of the awards were determined using the Black-Scholes Model and an expense of US$1 was incurred as of December 31, 2022.

In 2021, equity-settled awards were granted to certain key senior managers and directors under the 2021 DSP, which are subject to a two years vesting period from the grant date. The fair value of the awards were determined using the Black-Scholes Model and an expense of US$5 was incurred as of December 31, 2022 (US$5 as of December 31, 2021).

Long Term Incentive Scheme
In 2022, equity-settled awards were granted to certain key senior managers under the 2021 Long-Term Incentive Plan (“LTIP”), which are subject to a three years vesting period from the date of the grant as well as a performance condition related to Target Shareholder Return (“TSR”) in line with shareholder interests. It is not expected that the performance condition will be satisfied. The fair value of the awards were determined using the Black-Scholes Model with a Monte Carlo simulation was performed to determine the likelihood of the performance condition being satisfied. An expense of US$0 was incurred as of December 31, 2022.

In 2022, cash-settled awards were granted to certain key senior managers under the 2021 LTIP, which are subject to a three years vesting period from the date of the grant as well as a performance condition related to Target Shareholder Return (“TSR”) in line with shareholder interests. It is not expected that the performance condition will be satisfied. The fair value of the awards were determined using the Black-Scholes Model and a Monte Carlo simulation was performed to determine the likelihood of the performance condition being satisfied. The liability was remeasured at the end of the reporting period and an expense of US$0 was incurred as of December 31, 2022.

In 2021, equity-settled awards were granted to certain key senior managers under the 2021 LTIP, which are subject to a three years vesting period from the date of the grant. The fair value of the awards were determined using the Black-Scholes Model and an expense of US$1 was incurred as of December 31, 2022 (US$4 as of December 31, 2021).

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

23    EVENTS AFTER THE REPORTING PERIOD
VEON’s Scheme of creditors
Following the announcement made by VEON on November 24, 2022 to launch a scheme of arrangement to extend the maturity of the 2023 Notes, on January 24, 2023, the Scheme Meeting was held and the amended Scheme issued on January 11, 2023, was approved by 97.59% of the Scheme creditors present and voting.
On January 30, 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of the Company’s 2023 Notes (the “Order”). On January 31, 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies and became effective. The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes will be amended to October and December 2023, respectively. On April 3, 2023, VEON announced that each of the conditions has been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders are entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right will be granted requiring the Company to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the Put Option.
On April 20, 2023, VEON announced that subject to the terms of the 2023 Put Option, the Issuer will pay to the Holders of Notes accepted for purchase the Repurchase Price for their Notes on April 26, 2023. For further details, refer to Note 24.

U.S. Treasury expands general license to include both VEON Ltd. and VEON Holdings B.V.
On January 18, 2023, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) replaced the General License 54 originally issued on November 18, 2022 with General License 54A to now include both VEON Ltd. and VEON Holdings B.V. (VEON Holdings).
This general license authorizes all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. or VEON Holdings B.V. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. OFAC General License 54A applies to all debt and equity securities of VEON Ltd. or VEON Holdings B.V. that were issued before June 6, 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing, and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia.

Update on sale of Russia operations
On February 7, 2023, the Sub-Commission of the Government Commission for Control over Foreign Investments in the Russian Federation issued its approval of the proposed sale of VEON’s Russian operations to certain senior members of the management of PJSC VimpelCom (“VimpelCom”).
On April 15, 2023, OFAC issued a license authorizing U.S. persons to engage in all transactions ordinarily incident and necessary to the divestment of VimpelCom.  In addition to this OFAC license, VEON has also determined that it has the requisite authorizations required by the UK and Bermudan authorities to proceed with the divestment of VimpelCom.  VEON does not believe that a license is required from the EU to execute the sale and is seeking a no-license-required confirmation from the relevant EU authorities.
On May 30, 2023, VEON announced that it has submitted all necessary documentation to Euroclear, Clearstream and registrars for cancellation of VEON’s Eurobonds held by its subsidiary, PJSC VimpelCom. With this, the Company enters the final stages in the closing of the sale of VEON’s Russia operations, which was announced on November 24, 2022. According to the terms of the VEON Bonds (Notes), the registrar is required to cancel the VEON Bonds purchased by a subsidiary of VEON and surrendered to the registrar for cancellation.
Purchase of VEON Group Debt
As of June 30, 2023, VEON was informed that VimpelCom independently concluded the purchase of US$1,572 of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. These Notes were reclassified to intercompany debt with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom has funded the purchase primarily by issuing new notes of longer maturity.

VEON US$1,250 multi-currency revolving credit facility agreement

On April 20, 2023 and May 30, 2023, the outstanding amounts under RCF facility have been rolled-over until October, US$692 and November, US$363, 2023.

Ukraine prepayment

In April 2023, Kyivstar fully prepaid its external debt which included a UAH 1,400 million (US$38) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21).

PMCL syndicated credit facility

Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 10 billion (US$41) under existing 40 billion facility through drawdown in January and April 2023.
VEON announced ratio change under its American Depositary Receipt (“ADR”) program
On February 6, 2023, VEON announced that its Board of Directors approved a change of ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”). The effective date of the Ratio Change was March 8, 2023. On March 23, 2023, VEON was notified by Nasdaq that VEON has regained compliance with Listing Rule 5550(a)(2). For further details refer to Note 1 and Note 9.
VEON Management increases ownership
On December 31, 2022, equity-settled awards granted to the Chief Internal Audit & Compliance Officer, Mr. Joop Brakenhoff, under the 2021 Deferred Share Plan vest. Subsequently, 52,543 shares in the Company were transferred to Mr. Brakenhoff from shares held by a subsidiary of the Company and 51,504 shares were withheld to cover local withholding tax.

On April 14, 2023, VEON announced that equity-settled awards were grants to five members of VEON’s Group Executive Committee (GEC) under the STI Scheme (154,876 shares) and the LTIP (643,286 shares).

On July 1, 2023, 1,395,358 common shares granted to current and former members of VEON’s GEC vested as part of the 2021 Deferred Shares Plan. As of July 24, 2023, VEON had initiated the transfer of 32,976 ADSs, representing 824,400 common shares, to the respective executives.
On July 19, 2023, 10,444 ADSs, representing 261,100 common shares, were granted with immediate vesting to members of VEON’s GEC and 70,000 ADSs, representing 1,750,000 common shares, were granted with immediate vesting to current and former members of VEON’s Board. As of July 24, 2023, VEON had initiated the transfer of 70,444 ADSs, representing 1,761,100 common shares, to the respective executives and Board members.

Additionally, as of July 24, 2023, VEON had initiated the transfer of 24,727 ADSs, representing 618,175 common shares, to a former Board member in relation to a grant of 1,224,086 common shares that vested in June 2022 but for which transfer was delayed.

For each of the above transfers, a portion of the granted ADSs/common shares may have been withheld to cover tax obligations.

Changes in Key Senior Managers

On March 15, 2023, VEON announced the appointment of Joop Brakenhoff as Group Chief Financial Officer (CFO), effective from May 1, 2023. Mr. Brakenhoff will replace Serkan Okandan whose three-year contract as Group CFO expired at the end of April 2023. Mr. Okandan will continue to serve VEON as a special advisor to the Group CEO and CFO.

On June 16, 2023, VEON announced that Omiyinka Doris has been appointed Group General Counsel in a permanent capacity, effective June 1, 2023, and will continue as a member of the GEC.

On July 19, 2023, VEON announced that Group Head of Portfolio Management, Dmitry Shvets, Group Chief People Officer, Michael Schulz and Group Chief Corporate Affairs Officer, Matthieu Galvani will be stepping down from their executive roles effective October 1, 2023.

Bangladesh Telecommunication Regulatory Commission (“BTRC”) regulatory audit report

On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76 million) which includes BDT 4,307 million (approximately US$40 million) for interest. The Company is currently reviewing the findings and Banglalink may challenge certain proposed penalties and interest which may result in adjustments to the final amount to be paid by Banglalink. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable.

Change in Board of Directors

On June 29, 2023, at its Annual General Meeting, VEON shareholders approved the Board recommended slate of seven directors, including six directors currently serving on the Board – Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting – and Kaan Terzioğlu, the Chief Executive Officer (CEO) of the VEON Group. The Board elected Morten Lundal as the Chair in its first meeting following the AGM.

Italy Tax Matter

On July 17, 2023, VEON signed an agreement with the Italy Tax Authorities for the settlement of an ongoing tax claim dispute which was fully provided for as of December 31, 2022.

Canadian Sanctions

On July 20, 2023, Canada imposed sanctions on a number of Russian mobile operators, including PJSC VimpelCom. Refer to Note 24 for further details.

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
Certain comparative amounts have been reclassified. Specifically, the following December 31, 2021 balances were reclassified in the consolidated statement of financial position:
• Short term investments for treasury bills shorter than three months maturity relating to micro finance bank operations of US$75 is now presented in cash and cash equivalents. Accordingly the cash flow movement of US$39 relating to treasury bills has also been presented as cash and cash equivalent.

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
RESTATEMENT OF 2022 CONSOLIDATED FINANCIAL STATEMENTS
After the issuance of VEON Ltd.’s Dutch statutory financial statements for the year ended December 31, 2022 filed on June 25, 2023 and prior to the filing of VEON Ltd.’s Annual Report on Form 20-F for the same period, the Company discovered an error in the consolidated statement of comprehensive income with respect to the derecognition of non-controlling interest for the sale of its Algerian operations (refer to Note 10 for further details) which has been corrected in these financial statements. Under Dutch law, the Company determined the error does not result in financial statements that are seriously defective in providing a view that enables a sound judgment to be formed on assets, liabilities, equity and results of the Company and, insofar as the nature of financial statements permit, of its solvency and liquidity. In accordance with IFRS and Dutch law, the Company will correct and disclose the error retrospectively in its statutory accounts in its half-yearly financial statements and subsequently in the full year 2023 Dutch annual report. As a result, the Company will not correct the previously issued consolidated financial statements, VEON Ltd.’s Dutch statutory financial statements for the year ended December 31, 2022, through an additional filing of the 2022 Dutch Annual Report in the Netherlands. The non-controlling interest was incorrectly derecognized in other comprehensive income (OCI), a component within equity, while it should have been derecognized directly in equity without an impact in OCI. With respect to the consolidated statement of changes in equity, the amount was previously presented in the Dutch statutory financial statements as a line item within OCI and is now presented as a separate line item on the statement with no impact to OCI in this Annual Report. Refer to the impact on the consolidated statement of comprehensive income below. Thus, the error correction results in an adjustment in the consolidated statement of changes in equity which has no impact on total consolidated equity as well as an adjustment in the consolidated statement of comprehensive income.

Further, the error had no impact on the result on the sale of Algeria (refer to Note 10) as presented on the consolidated income statement and no impact on the consolidated income statement as a whole. Additionally, the error had no impact on the consolidated statement of financial position, consolidated statement of cash flows, basic or diluted earnings per share, adjusted EBITDA, nor on VEON’s financial covenants for its lenders.

Statement of Comprehensive Income

For the year ended December 31, 2022	Impact of correction of the error
(In millions of U.S. dollars)	VEON Ltd. Dutch Statutory Financial Statements as previously reported	Adjustment	VEON Ltd. Form 20-F Consolidated Financial Statements as restated

Profit / (loss) for the period	(9)	—	(9)

Items that may be reclassified to profit or loss
Foreign currency translation	(480)	—	(480)
Reclassification of accumulated foreign currency translation reserve to profit or loss upon disposal of foreign operation	(266)	824	558

Items that will not to be reclassified to profit or loss
Other	27	—	27
Other comprehensive income / (loss) for the period, net of tax	(719)	824	105

Total comprehensive income / (loss) for the period, net of tax	(728)	824	96

Attributable to:
The owners of the parent	(14)	—	(14)
Non-controlling interests	(714)	824	110
	(728)	824	96
Total comprehensive income / (loss) for the period, net of tax from:
Continuing operations	234	—	234
Discontinued operations	(962)	824	(138)
	(728)	824	96

ONGOING CONFLICT BETWEEN RUSSIA AND UKRAINE
As of July 24, 2023, hostilities continue in Ukraine and missile strikes have also occurred in Russia. Currently, one third of our total subscribers are in Ukraine and Russia, where they are supported by 32,000 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. As of July 24, 2023, most of our Ukraine subsidiary’s employees remain in the country. As of July 24, 2023, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.

As the conflict persists, we could lose a greater percentage of our customer base in Ukraine. If Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, this could have a significant impact on their use and spending on our services. Due to the efforts of our Ukrainian team as well as collaboration with other telecommunications operators in the region, network capacity has remained stable with minimal disruptions since the beginning of the conflict. We have incurred and will continue to incur additional expenditures to maintain and repair our mobile and fixed-line telecommunications infrastructure in Ukraine as a result of any damage inflicted on our infrastructure due to the ongoing conflict, as well as for security, increased energy costs, and related operational and capital expenditures. In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine and/or our infrastructure within Ukraine is significantly damaged or destroyed.

In response to the events in Ukraine, the United States, European Union (and individual EU member states) and, the United Kingdom, as well as other countries have imposed wide-ranging economic sanctions and trade restrictions which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia. In addition, on July 20, 2023, Canada imposed on a number of Russian mobile operators, including PJSC VimpelCom. Furthermore, as a response to the imposed sanctions, Russia introduced a number of counter-sanctions aimed at stabilizing domestic financial markets. These, among others, include restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate, and limitations on export and import of certain goods into and outside Russia. For example, on July 5, 2022, the President of the Russian Federation issued Decree No. 430 (“Decree 430”) which requires Russian legal entities with Eurobond obligations to ensure the local fulfillment of such obligations to Eurobond holders whose rights are recorded by the Russian depositories, e.g. NSD or Account Holders registered in the Russian Federation (refer to further discussion below). Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties with Russia, which may impact negatively Kyivstar in case, whether prior to or after the proposed sale of our Russian operations, it is considered by the local authorities as a Russia-owned company. For example, in October 2022, Ukraine imposed sanctions for a ten-year period against, Mikhail Fridman, Petr Aven and Andriy Kosogov, who are some of the Company’s ultimate beneficial owners due to their ownership in LetterOne. These Ukrainian sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on the Company, however, the Company cannot rule out their impact on banks' and other parties readiness to transfer dividends in the event such restrictions are lifted. Furthermore, these sanctions may make it difficult for the Company to obtain local financing in Ukrainian hryvnia, which could make it more difficult for us to naturally hedge any debt required for our Ukrainian operations moving forward to the currency in which we generate revenue. In addition, Ukraine has put one member of senior management in government registry managers of Russian companies as a result of this senior manager being on the board of VimpelCom. This list has had and could continue to cause reputational harm to the Group, particularly for its operations and customer relationships in Ukraine, since engagement with Russian companies are generally condemned. Ukraine’s restrictions have already led to restrictions on the payout of dividends from Ukraine resulting in no cash being upstreamed to VEON, prohibitions on renting state property and land, prohibitions on participation in public procurement impacting B2G revenue and potential prohibitions on transfer of technology and intellectual rights to Kyivstar from VEON.

The ongoing conflict between Russia and Ukraine, and the sanctions imposed by the various jurisdictions, counter sanctions and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, including certain professional service providers we rely on, and the consequences of all the foregoing, have negatively impacted and, if the conflict, sanctions and such responses continue or escalate, will continue to negatively impact aspects of our operations and results in Russia and Ukraine, and may affect aspects of our operations and results in the other countries in which we operate.

The conflict has resulted in the following events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern, particularly if we are not able to consummate the agreed disposal of our Russian operations (refer to Note 9 and Note 10):

•The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations in Ukraine, and cause volatility in the value of our securities. The conflict has also had a marked impact on the economies of Russia and Ukraine. However, since the beginning of the conflict, a significant majority of Ukraine’s network infrastructure has been operating effectively and disruptions in service have been limited to specific areas where the conflict is most intense. It cannot be ruled out that the conflict and related damage could escalate within Ukraine or within Russia.

•We have recorded material impairment charges with respect to goodwill in Russia and have also recorded impairment charges related to physical damages of assets in Ukraine during the 12 months ended December 31, 2022 (refer to Note 10 and Note 12, respectively, for additional information), and we may need to record future impairment charges, which could be material, if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to a level as to require additional analysis to determine the true value of assets as outlined in the provisions of our debt agreements and in the worst scenario, when the true value of assets is lower than the liabilities, could require early repayments of our long term debt.

•In Russia, macroeconomic conditions and outlook remain uncertain. The results of our operations in Russia on a U.S. dollar basis may fluctuate for the foreseeable future compared to results prior to the onset of the conflict, largely due to the volatility of the Russian ruble and to lower equipment sales.

•As of July 24, 2023, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. Furthermore, on July 20, 2023, Canada imposed direct sanctions on a number of Russian mobile operators, including PJSC VimpelCom. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, along with comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may therefore have a material impact on aspects of the Company’s operations and business plans in Russia and Ukraine. In addition, we have assessed the potential impact of the guidance regarding the ban on “new investment” in the Russian Federation by U.S. persons and UK persons and the prohibition on U.S., EU, and UK persons furnishing accounting and certain other services to Russia.

•Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy our current obligations at least over the next 12 months from the issuance of the financial statements without the need of additional financing assuming no early repayments of our long-term debt and the completion of the sale of our Russian operations (refer to Note 9 and Note 10). In addition, cash on hand is US$2,457 at June 30, 2023. The Company also expects to meet its financial covenants as required by our debt agreements during the same twelve-month period. However, these continue to be uncertain times and it is not possible to predict with precision how certain developments will impact our liquidity position, our financial covenants and non-financial provisions in our debt agreements, and our equity levels both at the group and operating company levels. A deterioration in the results or operations of our operating companies could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across all debt facilities and the revolving credit facility and negatively impact our liquidity. We may also be impacted by conditions or local legal requirements in international markets that could make it more difficult to service our existing debt obligations or refinance existing debt. Should we not realize the assumptions behind our liquidity forecast, we may not have sufficient liquidity to continue to operate as outlined above. If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, which has been the case over the last 12 months due to global inflationary pressures and a number of other factors, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. For example, the ongoing conflict in Russia and Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing conflict between Russia and Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.

•In response to the geopolitical and economic situation in both Ukraine and Russia, there is a risk of either country imposing external administration over foreign companies or assets. For example, as part of the measures that the Ukrainian government has adopted in response to the ongoing conflict with Russia, amendments to the nationalization law (the “Nationalization Law”) in Ukraine have been published and as of July 24, 2023 are awaiting signature by the President of Ukraine (“Nationalization Law Amendments”). The Nationalization Law Amendments extends the definition of “residents” whose property in Ukraine (owned directly or indirectly) can be seized under the Nationalization Law to include property owned by the Russian state, Russian citizens, other nationals with a very close relationship to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. For example, in May 2023, President Zelensky signed an initial package of restrictive measures on 41 entities, including against the Russian stake in Zaporizhstal, one of Ukraine’s largest metallurgical companies, as part of Nationalization Law efforts. In April 2023, the Ukrainian Parliament voted for similar measures to allow for the nationalization of Alfa Bank, one of Ukraine’s largest commercial banks with several sanctioned Russian shareholders. Furthermore, on February 24, 2022, the Ukrainian government invoked martial law which allows the government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. The Security Council Secretary indicated that at the end of the application of martial law, the assets can be returned or their owners can be appropriately compensated.

•Additionally, on April 25, 2023, the President of the Russian Federation issued Decree No. 302 (“Decree 302”) which introduced a legal framework for imposing temporary administration over Russian assets, including companies, owned by foreign residents associated with “unfriendly” jurisdictions which take hostile actions against Russia. Under the new regime, foreign owners retain their title to assets but all management decisions are taken by the State Agency for Management of State Property which is entitled, among other things, to replace the CEO and Board members in the companies managed by it. The inclusion into and exclusion from the list of assets subject to such temporary administration is approved by Presidential Decree. Since the issuance of Decree 302 shares in two energy companies have been included in such list and, more recently, it has also been applied to Russian subsidiaries of Carlsberg and Danone. Carlsberg had found a buyer for its Russian subsidiary and Danone had indicated it was planning to exit Russia by divesting its Russian subsidiary.

•If further measures are adopted and applied in relation to either our Ukrainian or Russian subsidiary, or both, this could lead to the involuntary deconsolidation of our Ukrainian and/or Russian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and the revolving credit facility and negatively impact our liquidity.

•The United States imposed sweeping export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items, that were previously not subject to U.S. export control jurisdiction. This could have an adverse impact on our ability to maintain and/or improve our infrastructure and adversely impact the availability and quality of our services and therefore have a material adverse effect on our operations and results of operation. In the event of future imposed laws and regulations as a result of the ongoing conflict between Russia and Ukraine, our business, the operation of our networks, our supply chain stability of items critical to the telecommunications sector in Russia, and our ability to comply with the terms of our operating licenses and local laws and regulations could be materially adversely impacted.

•On July 5, 2022, the President of the Russian Federation issued Decree No. 430 (“Decree 430”) which requires Russian legal entities with Eurobond obligations to ensure the local fulfillment of such obligations to Eurobond holders whose rights are recorded by the Russian depositories, e.g. NSD or Account Holders registered in the Russian Federation. On November 23, 2022, the Russian Central Bank issued clarifications in respect of Decree 430, claiming that it also applies to Russian legal entities and foreign issuers that are within the same group of companies. Several VEON Holdings B.V. bondholders in Russia have approached PJSC VimpelCom to locally satisfy VEON Holdings B.V.’s notes obligations and four legal proceedings have been lodged against PJSC VimpelCom in respect of VEON Holdings B.V.’s notes with a total potential impact of US$22. PJSC VimpelCom is defending these claims and has indicated it is disputing the applicability of Decree 430 to PJSC VimpelCom. In July 2023, hearings were held for two of the four claims, with the court in each respective claim rejecting the bondholder’s claims for coupon payments and interest. Refer to Note 7.

•On July 20, 2023, Canada imposed sanctions on a number of Russian mobile operators, including PJSC VimpelCom. Such sanctions may cause increased reputational harm to PJSC VimpelCom and the Group since they represent direct sanctions adopted against PJSC VimpelCom by Canada, particularly if other nations adopt similar measures.

Management’s actions to address these events and conditions are as follows:

•We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine and Russia.

•On November 24, 2022, VEON entered into an agreement to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”), led by its current CEO, Aleksander Torbakhov. Under the agreement, VEON will receive consideration of RUB 130 billion (approximately USD 1.9 billion). It is expected that the consideration will be paid primarily by VimpelCom taking on and discharging certain VEON Holdings B.V. debt, thus significantly deleveraging VEON’s balance sheet. The SPA contains provisions amongst others that in the event Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale. As of July 24, 2023, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. Refer to Note 9, Note 10, and Note 23 for further details. Following the completion of this sale, the risk of material impacts on VEON’s operations stemming from Russian-related sanctions from various jurisdictions will be minimal.

•The Company has performed sensitivities on the volatility of the Russian ruble as well as other currencies in our operating markets with respect to the impact on our financial results and does not expect fluctuations to have a significant impact. In the normal course of business, the Company manages its foreign currency risk by selectively hedging committed exposures and hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards.

•Management is actively monitoring any new developments in applicable sanctions to ensure that we are in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. As a result of current economic sanctions affecting Russian banks, we repaid our RUB 30 billion seven-year term loan with VTB Bank on March 9, 2022 and two of our group-level loans with Sberbank and Alfa Bank respectively, totaling RUB 90 billion in total, were novated to PJSC VimpelCom, within the Russia operating segment, in April 2022 (refer to Note 16). This resulted in the release of the former borrower (VEON Finance Ireland DAC) and the former guarantor (VEON Holdings B.V.) from their obligations. In addition, the novation of these loans has allowed VEON to ensure that the majority of the Group’s Russian ruble liabilities are held within Russia and as such are matched to the market where Russian ruble revenues are generated. We have also sufficiently reduced local debt levels below thresholds that would, upon any potential acceleration, trigger cross-defaults under the RCF or other debt instruments, however, this risk remains as it pertains to other provisions under RCF.

•Management has actively engaged with sanctions authorities where appropriate. On November 18, 2022, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC") issued General License 54 authorizing all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. OFAC General License 54 applies to all debt and equity securities of VEON Ltd. that were issued before June 6, 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing, and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia, and was issued following active engagement with OFAC on the topic. On January 18, 2023, OFAC has replaced the General License 54 originally issued on November 18, 2022 with General License 54A to now include both VEON Ltd. and VEON Holdings B.V.

•Management actively monitors the Company’s liquidity position, our financial and non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our financial covenants and non-financial provisions in our debt agreements are met. In the event a default provision within our debt agreements is triggered, VEON is in regular communication with its relevant lenders and has an obligation to notify them of any default that occurs and is continuing to occur. Should this occur, VEON will proactively and promptly respond to queries from lenders on the relevant covenant breach and initiate negotiations with lenders should the need arise. As of July 24, 2023, the Company has satisfied all of its interest and capital payments and is not in default on any of its bonds or bank debt and has sufficient liquidity to satisfy our current obligations at least over the next 12 months from the issuance of the financial statements.

•On November 24, 2022, VEON announced the launch of a proposed scheme of arrangement (the "Scheme") in England via the issuance of a Practice Statement Letter to extend the maturity of the 5.95% notes due February 2023 and 7.25% notes due April 2023 issued by the Company (together, the “2023 Notes”) by eight months from their respective maturity dates. On January 24, 2023, the Scheme was approved by the Scheme creditors. On January 30, 2023, the Court sanctioned the Scheme. Upon approval by the Court, a standstill period was imposed which restricts 2023 Noteholders (and other Scheme creditors) from taking enforcement action (and other related actions) in accordance with the terms described in the Scheme. Management believes the amendments proposed by the Scheme will allow VEON necessary time to move towards completion of the VimpelCom disposal, while also reducing the risk of double payment of principal to holders of the 2023 Notes holding through the NSD (i.e. payments by both VEON Holdings B.V. and VimpelCom, with the portion paid by VEON Holdings B.V. being held in the international clearing systems). The Scheme is subject to obtaining the necessary remaining licenses from relevant government authorities. On April 3, 2023, VEON announced that each of the conditions has been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective. Pursuant to the amendments, Noteholders are entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right will be granted requiring the Company to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the Put Option. On April 20, 2023, VEON announced that subject to the terms of the 2023 Put Option, the Issuer will pay to the Holders of Notes accepted for purchase the Repurchase Price for their Notes on April 26, 2023. Following the settlement of the Put Option, the aggregate principal amount of Notes outstanding is US$364 for the October 2023 Notes and US$406 for the December 2023 Notes.

•Management is actively monitoring any new developments in new laws and regulations to ensure that we are in compliance and to evaluate any potential impact on the Company’s financial performance, operations and governance. As a result of the sweeping export control restrictions on Russia’s ability to obtain goods, software and technology imposed by the United States, the Company is currently developing contingency plans to maximize the use of existing equipment in order to minimize the impact on our operations and results while also analyzing the potential for applying for licenses and the applicability of certain exceptions to the licensing requirements with respect to Russia in order to permit continued procurement of goods, software and technology subject to U.S. export control jurisdiction.

The accompanying consolidated financial statements have been prepared on a going concern basis. In accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast significant doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing conflict and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Russian and Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

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

NEW STANDARDS AND INTERPRETATIONS
Adopted in 2022
A number of new and amended standards became effective as of January 1, 2022, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

Not yet adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions.

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
The Company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2022. As of December 31, 2022, VEON Ltd. had restricted net assets of 303%, compared to 102% in 2021, of total net assets. The Company was subject to legal restrictions to distribute accumulated profits from Algeria by virtue of local shareholding agreement (i.e. it is allowed only to distribute 42.5% of current year profit), and the rest was restricted. This restriction was removed as a result of disposal of Algerian operations during 2022 (refer Note 10 for further details on disposal of Algeria). The relative change in restriction was primarily due to the removal of Algeria related restriction as discussed in previous paragraph and further restriction on upstreaming of dividend from Ukraine and Russia owing to the ongoing conflict between Russia and Ukraine (refer Note 24 for further details) and the devaluation of exchange rates in the countries in which VEON operates thus lowering the book value of consolidated net assets of the Company relative to share of the restricted assets. Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.
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
Condensed statement of financial position:
As of December 31

	2022	2021	2020
Non-current assets
Intangible assets	5	6	8
Tangible fixed assets	2	3	8
Financial fixed assets	760	690	138
Total non-current assets	767	699	154
Total current assets	78	119	320

Total assets	845	818	474

Equity	569	586	163
Total liabilities	276	232	311

Total equity and liabilities	845	818	474

Condensed income statement:
for the years ended December 31

	2022	2021	2020
Selling, general and administrative expenses	(103)	(86)	(101)
Other operating gains	—	—	—
Recharged expenses to group companies	10	(11)	3

Operating (loss) / profit	(93)	(97)	(98)
Finance income and (costs)	(1)	2	(2)
Share in result of subsidiaries after tax	(68)	773	(249)
Income tax	—	(4)	—
Total non-operating income and expenses	(69)	772	(251)

Profit / (loss) for the year	(162)	674	(349)

Condensed statements of comprehensive income:
for the years ended December 31

	2022	2021	2020
Total comprehensive (loss) / profit for the year, net of tax	—	—	(800)

Condensed statement of cash flows:
for the years ended December 31

	2022	2021	2020

Net cash flows from operating activities	(108)	(27)	(13)

Investing activities
Receipt of dividends	—	—	—
Receipt of capital surplus from a subsidiary	—	(1)	317
Other cash flows from investing activities	—	3	—
Net cash flows used in investing activities	—	2	317

Financing activities
Proceeds from borrowings net of fees paid	60	—	—
Repayment of borrowings	—	—	—
Dividends paid to equity owners of the parent	—	—	(260)
Share capital issued and paid	—	—	—

Net cash flows generated from/(used in) financing activities	60	—	(260)

Net increase (decrease) in cash and cash equivalents	(48)	(25)	44
Net foreign exchange difference	—	—	—
Cash and cash equivalents at beginning of period	54	79	35
Cash and cash equivalents at end of period	6	54	79

As of December 31, 2022, 2021 and 2020 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Amsterdam, July 24, 2023
VEON Ltd.