Form 20-F
period 2023-12-31
VEON Ltd.
filed 2024-10-17
CIK 1468091

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
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
Yes ☐    No ☒

EXPLANATORY NOTE
    This Annual Report on Form 20-F includes audited consolidated financial statements as of December 31, 2023 and for the years ended December 31, 2023, 2022 and 2021 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F (the “Audited Consolidated Financial Statements”).
    References in this Annual Report on Form 20-F to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. References to “VEON Holdings” are to VEON Holdings B.V., a wholly owned subsidiary of the Company.

    All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated.
Internal Control Considerations

The Company’s management concluded that the Company had a material weakness in its internal control over financial reporting as of December 31, 2022 relating to the accounting treatment and financial statement presentation for disposals of businesses. Specifically, the Company failed to design and maintain effective controls to address and review the accounting treatment and appropriate financial statement presentation for disposals of businesses.

During the second half of 2023, the Company enhanced its internal control over financial reporting related to the design and operation of its control activities over disposals of businesses. Following the completion of the documentation and testing of such remedial actions the Company’s management has concluded, as of December 31, 2023, that the previously identified material weakness related to the design and operation of its controls over the proper accounting treatment has been remediated. For a discussion of management’s considerations of the Company’s disclosures controls and procedures, internal control over financial reporting, and the material weakness identified, refer to Item 15—Controls and Procedures.
Non-IFRS Financial Measures
Adjusted EBITDA
    Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit / (loss) before tax from continuing operations, before depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of profit /(loss) of associates and joint ventures.
    For a reconciliation of Adjusted EBITDA to profit / (loss) before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2023, 2022 and 2021, see Note 2—Segment Information to our Audited Consolidated Financial Statements.
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
Certain Performance Indicators
    In this Annual Report on Form 20-F, we present certain operating data, including number of 4G users, digital services monthly active users, doubleplay 4G customers, mobile average revenue per user (“ARPU”), mobile customers, mobile data customers, mobile financial services or digital financial services and multiplay customers which our management believes is useful in evaluating our performance from period to period and in assessing the usage and acceptance of our mobile and broadband products and services. For more information on each of these metrics, see Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators.
Market and Industry Data
    This Annual Report on Form 20-F contains industry, market and competitive position data that is based on regulatory and industry publications and studies conducted by third parties noted herein and therein, as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. We also believe our internal research is reliable and the definition of our market and industry is appropriate, but neither such research nor these definitions have been verified by any independent source.

    Certain market and industry data in this Annual Report on Form 20-F is sourced from the database of GSMA Intelligence, accessed on December 31, 2023, which is the database being used in all GSMA reports. This applies to all references of GSMA herein unless otherwise stated. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by GSMA are sourced from the United Nations. Mobile connections are, in principle, on a three-month active basis, such that any SIM card that has not been used for more than three months is excluded. Other market and industry data has been sourced from cited governmental bodies.
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
Other Information
    In this Annual Report on Form 20-F, references to (i) “U.S. dollars”, “USD” and “US$” are to the lawful currency of the United States of America, (ii) “Russian rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (v) “Ukrainian hryvnia” or “UAH” are to the lawful currency of Ukraine, (vi) “Uzbekistani som” or “UZS” are to the lawful currency of Uzbekistan, (vii) “Kazakhstani tenge” or “KZT” are to the lawful currency of the Republic of Kazakhstan, (viii) “Kyrgyzstani som” or “KGS” are the lawful currency of the Kyrgyz Republic and (ix) “€,” “EUR” or “euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to “EU” are to the European Union, references to “SOFR” are to the Secured Overnight Financing Rate and references to “KIBOR” are to the Karachi Interbank Offered Rate.
    This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakhstani tenge, Kyrgyzstani som and Uzbekistani som amounts at official exchange rates, as described in more detail in Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation, Item 11—Quantitative and Qualitative Disclosures about Market Risk and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.
Rounding
    Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
    This Annual Report on Form 20-F contains estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report on Form 20-F, may adversely affect our results as indicated in forward-looking statements. You should read this Annual Report on Form 20-F completely and with the understanding that our actual future results may be materially different and worse than what we expect.
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
    Our estimates and forward-looking statements may be influenced by various factors, including, without limitation:
•the ongoing war between Russia and Ukraine, including: the adverse impact on the economic conditions and outlook of Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties and obtain financing; the resulting volatility in the Ukrainian hryvnia and other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the war; and its impact on our liquidity, financial condition, our strategic partnerships and relationships with third parties and our ability to operate as a going concern, among numerous other consequences;
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
•our ability to keep pace with technological changes, to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;
•adverse global developments, including wars, terrorist attacks, natural disasters, and pandemics;
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
Risk Factor Summary

The following summarizes the principal risks that could adversely affect our business, operations and financial results. You should carefully consider all of the information set forth in this Annual Report on Form 20-F including, but not limited to, the risks set forth in this Item 3.D. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management currently deems immaterial. Our business, financial condition or results of operations or prospects could be materially adversely affected by any of these risks, causing the trading price of our securities to decline and you to lose all or part of your investment:
•risks relating to the ongoing war between Russia and Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on our supply chain, the ability to transact with key counterparties or to effect cash payments through affected clearing systems to bondholders, obtain financing, upstream interest payments and dividends and the ability to operate our business; the resulting volatility in the Ukrainian hryvnia and our other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the war, sanctions (including any reputational harm from certain of the beneficial owners of our largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”), being subject to sanctions) that could lead to the risk of Kyivstar’s nationalization; and its impact on our liquidity, financial condition and our ability to operate as a going concern;

•risks relating to the recognition of impairment charges in respect of our CGUs, some of which could be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest, which may cause us to write-down the value of our non-current assets, including property and equipment and intangible assets (e.g., goodwill);

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

•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and raise additional indebtedness, our ability to comply with the covenants in our financing agreements and our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•risks due to the fact that we are a holding company with a number of operating subsidiaries, including our dependence on our operating subsidiaries for cash dividends, upstreaming cash, distributions, loans and other transfers received from our subsidiaries in order to make dividend payments, make transfers to VEON Ltd., as well as certain intercompany payments and transfers;

•risks related to the impact of export controls, international trade regulation, customs and technology regulation on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software, and equipment sourced from these suppliers;

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
•risks related to the ownership of our American Depositary Shares (“ADSs”), including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties as set forth in this Item 3D.
For a more complete discussion of the material risks facing our business, see below.

Market Risks
The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects.
Direct Impact of the War

The ongoing war between Russia and Ukraine and its direct and indirect consequences have impacted and, if the war continues or escalates, may continue to significantly impact VEON’s results and aspects of its operations in Ukraine. Due to the nature of the war, we cannot assess with certainty whether events are likely to occur, and events may occur suddenly and without warning. Specifically, the ongoing war has had a marked impact on the economy of Ukraine and has caused partial damage to our sites in Ukraine. See “—From time to time, we recognize impairment charges in respect of our CGUs, some of which can be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest” and Item 5—Operating and Financial Review and Prospects. Our operations in Ukraine represented approximately 25% and 22% of our revenue for the year ended December 31, 2023 and the six months ended June 30, 2024, respectively.
The ongoing war between Russia and Ukraine, and related economic sanctions and export control actions against Russia, have also led to a surge in certain commodity prices (including wheat, oil and gas) and other inflationary pressures which may have an effect on our customers (and their spending patterns) in the countries in which we operate. If additional sanctions on fossil fuel exports from Russia are imposed, or the existing sanctions are accelerated or tightened, the price increases for related products may be exacerbated. Such price increases or other inflationary pressures may cause further strain on our customers in the countries in which we operate. Rising fuel prices also make it more expensive for us to operate and power our networks.
Customer demand for our services in Ukraine may increase or decrease depending on the fluctuations in the Ukrainian population as a result of Ukrainians relocating in or out of the country due to the ongoing war. For example, as of June 14, 2024, it is estimated by the United Nations High Commissioner of Refugees that approximately 6.5 million people have fled Ukraine and the country has sustained significant damage to infrastructure and assets. If the ongoing war persists and Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, we estimate that we could lose approximately 1.3 million subscribers (around 5% of our customer base) in Ukraine. This will have a measurable impact on our customer base in Ukraine, as well as their use and spending on our services. We may also experience fluctuations in the demand for our services if our customers experience difficulties in accessing or using our products and services outside of Ukraine, either as a result of roaming arrangements with our network providers or as a result of switching to a different provider on a temporary or permanent basis. We have experienced a decline in revenue generated from international mobile termination rates (“MTRs”) charged to Ukrainian customers due to EU policies implemented that regulate roaming charges for Ukrainians. We expect these policies and decrease in rates charged to Ukrainian customers to continue, with Ukraine and the European Union extending, in April 2023, the arrangements for Ukraine’s access to free roaming areas (first introduced in April 2022) for 2024. Furthermore, the European Commission has continued its efforts to integrate Ukraine into the EU roaming area, which could eliminate roaming charges for Ukrainian customers indefinitely throughout the European Union if adopted.

We have also incurred additional maintenance capital expenditures to maintain, and repair damage to, our mobile and fixed-line telecommunications infrastructure in Ukraine resulting from the ongoing war. For the year ended December 31, 2023, our costs related to security, fuel for diesel generators, batteries, mitigation measures (which were aimed at protecting the energy independence of our telecom network in the event of further attacks on the energy infrastructure of Ukraine) and other costs in Ukraine were approximately UAH 822.0 million (US$22.5 million). In the prior year these costs were approximately UAH770.55 million (US$19 million). As of June 30, 2024 for the year to date, these costs were approximately UAH 55.2 million (US$1.42 million). We expect these costs will continue, and could increase, while the war in Ukraine persists.

In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine, or our infrastructure within Ukraine is significantly damaged, destroyed or occupied. As of December 31, 2023 and June 30, 2024, we have experienced partial destruction of our infrastructure in Ukraine (about 11.3 and 11.1%, respectively, of our telecommunication network has been damaged or destroyed, of which about 41.6% and 40.1%, respectively, has been restored). As of June 30, 2024 approximately 5.7% of our telecommunication network is currently not functional and located in the Russian-occupied territories. While we have thus far managed to repair most of our network assets that incurred damage in Ukrainian territory that is not under Russian occupation, as a result of the ongoing war between Russia and Ukraine there can be no assurance that our Ukrainian network will not sustain additional major damage and that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets in Ukraine have a power source. We have installed additional generators and batteries, 2,191 power conversion systems and 121,188 power conversion systems, respectively, to ensure 72-

hour energy backup capacity in order to meet certain regulatory requirements. Furthermore, we have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. Our business continuity plans are designed to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations. Our crisis management procedures, business continuity plans, and disaster recovery capabilities may not be effective at preventing or mitigating the effects of prolonged or multiple crises, such as civil unrest, military conflict or a pandemic in a concentrated geographic area. In December 2023, the Company’s wholly owned subsidiary, Kyivstar, was the target of a widespread cyber-attack that caused technical failure resulting in Kyivstar subscribers being unable to use its communication services. As part of our crisis management procedures and business continuity plans, we worked closely with Ukrainian law enforcement agencies to determine the cause of the attacks; the assessments conducted indicate that Kyivstar likely experienced these attacks as a part of the ongoing war in Ukraine. See “We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats, both to our own operations or those of our third party providers, that may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services” for more information.

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

Indirect Impact of the War

As a leading telecommunications provider in Ukraine, we have been adversely impacted by the ongoing war. We expect to continue to face challenges with our performance in Ukraine, which may be exacerbated as the war continues. Furthermore, if there is an extended continuation or further increase in the ongoing war between Russia and Ukraine, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Europe and/or in the global economy and capital markets generally. These are highly uncertain times, and it is not possible to predict with precision how certain developments will indirectly impact our business and results of operations, nor is it possible to execute comprehensive contingency planning in Ukraine due to the ongoing war and inherent danger in the country. The discussion below attempts to surmise how prolongation or escalation of the war, expansion of current sanctions, the imposition of new and broader sanctions, and disruptions in our operations, transactions with key suppliers and counterparties could have an indirect impact on our results and operations. We cannot assure you that risks related to the war are limited to those described in this Annual Report on Form 20-F.

On February 24, 2022, Ukraine declared martial law and introduced measures in response to the ongoing war with Russia, which include local banking and capital restrictions that prohibit our Ukrainian subsidiary from making any interest or dividend payments to us, and introduced legal restrictions on making almost any payments abroad, including making payments to foreign suppliers (with a small number of exceptions expressly provided by law, or on the basis of separate government approvals). Currently, it is not possible to predict how long the martial law in Ukraine will last and accordingly how long the above restrictions will last and there can be no assurance that we will be able to obtain any separate government approvals for foreign payments, meaning our ability to make interest or dividend payments from our Ukrainian operations could be restricted for some time.

In October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman, Petr Aven and Andriy Kosogov, who are some of our beneficial owners due to their ownership in LetterOne. These sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on VEON as these individuals are not part of the Company’s corporate governance mechanisms nor are they able to exercise any rights regarding VEON. However, we cannot rule out the potential impact of these sanctions on banks’ and other parties’ readiness to transfer dividends in the event the above restrictions are lifted, or the nationalization risk such measures pose to Kyivstar. Furthermore, the government of Russia has introduced countermeasure sanctions which have subjected or could subject our legal entities and employees in Ukraine to restrictions or liabilities, including capital controls, international funds transfer restrictions, asset freezes, nationalization measures or other restrictive measures. See “—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks” for a discussion on the introduction of nationalization laws in Ukraine.

Furthermore, while we have not been named as, and have concluded that we are otherwise not, the target of United States, European Union or United Kingdom sanctions as a consequence of LetterOne being a 45.5% shareholder in VEON (as of September 30, 2024) (which has certain ultimate beneficial owners which are subject to sanctions), it cannot be ruled out that VEON or LetterOne could become the target of future sanctions or that certain other beneficial owners of LetterOne may be sanctioned in the future, which could materially adversely affect our operations, access to capital and the price of our securities.

Even with the sale of our Russian operating company PJSC VimpelCom and its subsidiaries (collectively, our “Russian Operations”), the sanctions against certain of our beneficial owners have continued to pose challenges to our business and operations. For example, we have faced challenges and expect we will continue to face challenges in conducting business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions, rating agencies, auditors and international equipment suppliers, which can impact our ability to raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. In addition, we may face increased challenges with appointing international financial institutions as a result of the issuance of Executive Order 14114 in December 2023, which amended Executive Order 14024, to authorize the U.S. Secretary of the Treasury to impose sanctions on non-US financial institutions in the event it determines such institutions have conducted or facilitated any significant transaction or transactions, or provided any service, involving companies operating in Russia’s technology sector among others sectors. While we do not believe the nature of any remaining ties that we have with VimpelCom, including our Beeline license, would fall within the scope of such sanctions, international financial institutions could take the position that VimpelCom operates in Russia’s technology sector and therefore decline to process any transactions that we have involving VimpelCom. Financial institutions may also reexamine their relationships with VEON given our prior nexus to VimpelCom. Moreover, if we become the target of US, EU or UK sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our securities. For more information, see “—Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business”.
In addition, certain of our key infrastructure and assets located within Ukraine may be seized or may be subject to appropriation if Russian forces obtain control of the regions within Ukraine where those assets are situated and, therefore, may have an adverse effect on our ability to continue to operate in Ukraine. In May 2023, pursuant to existing Ukrainian nationalization laws (the “Nationalization Laws”), the President of Ukraine signed an initial package of restrictive measures relating to 41 entities, including against Zaporizhstal, one of Ukraine’s largest metallurgical companies, due to Russian ownership in the company’s structure. Furthermore, as part of the measures adopted by Ukraine in response to the ongoing war with Russia, amendments to the Nationalization Laws have been approved by the Ukrainian Parliament and, as of June 30, 2024, are awaiting signing by the President of Ukraine (the “Nationalization Laws Amendments”). Among other things, the Nationalization Laws Amendments extend the definition of “residents” whose property in Ukraine (whether owned directly or indirectly) can be seized under the Nationalization Laws to include property owned by the Russian state, Russian citizens, other nationals with a close relationships to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. It is currently unclear when the President of Ukraine will sign the Nationalization Laws Amendments into law, if at all.

Further, in April 2023, the Ukrainian Parliament approved measures to allow for the nationalization of Sense Bank (previously known as Alfa Bank), one of Ukraine’s largest commercial banks, on the basis that Sense Bank is a systemically important bank in Ukraine and it had shareholders that were sanctioned by Ukraine, including Mikhail Fridman and Petr Aven, who are shareholders in LetterOne.

In November 2022, the Ukrainian government invoked martial law, which allows the Ukrainian government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. In February 2024, the Ukrainian government announced the extension of the martial law period to May 14, 2024. In May 2024, the Ukrainian government announced an extension of the period from May 14, 2024 to August 11, 2024. The Ukraine Security Council Secretary indicated that, at the end of the application of martial law, assets which the Ukrainian government has taken control of pursuant to the martial law can be returned to their owners or such owners may be appropriately compensated.

On October 6, 2023, the Security Services of Ukraine (SSU) announced that the Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings initiated in Ukraine against Mikhail Fridman and which are unrelated to VEON or any of our subsidiaries are in progress. We have received notification from our local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. The freezing of these corporate rights prevents any transactions involving our shares in such subsidiaries from proceeding. On October 30, 2023, we announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company and requesting the lifting of the freezing of our corporate rights. In December 2023, the court rejected the appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freezing of corporate rights in Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in our other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. Such action remains pending.

Furthermore, in April 2024, draft amendments to the Law of Ukraine “On Sanctions” of August 14, 2014 were introduced in the Ukrainian Parliament (the “Sanctions Law Amendments”), which could be applicable to our subsidiaries in Ukraine. Under the proposed Sanctions Law Amendments, the Ukrainian government may petition the relevant Ukrainian court to confiscate 100% of the corporate rights in any Ukrainian company if a person sanctioned by Ukraine, directly or indirectly holds a stake in such company, regardless of the percentage of the stake or the manner in which it is held. Following such confiscation, shares in such companies that are attributable to non-sanctioned persons would be held in escrow and would eventually be redistributed to such non-sanctioned persons upon application for redistribution. The voting and dividend rights of non-sanctioned persons would be suspended from the moment the shares are placed into escrow until redistribution. If non-sanctioned persons fail to apply for formalization of their ownership within five years from the confiscation, their shares would be transferred to the state of Ukraine without compensation. In August 2024, the Sanctions Law Amendments were withdrawn but the possibility cannot be excluded that similar proposals may be introduced in the Ukrainian Parliament at a later date.

Finally, according to press reports, on September 25, 2024, the Ministry of Justice of Ukraine filed a suit with the Ukraine High Anti-Corruption Court seeking confiscation of the shares in various companies related to Mikkail Fridman, Petr Aven and Adriy Kosogov and the company Rissa Investments Limited, in which certain of these individuals hold an interest. None of the shares reported to be targeted by such action are related to VEON or any of our subsidiaries.

It is possible that the Ukrainian authorities may continue to propose or implement further measures, including sanctions targeting companies that have Russian shareholders, and any such measures or similar measures, if applied in relation to our Ukrainian subsidiaries, could lead to the involuntary deconsolidation of our Ukrainian subsidiaries, a loss in our assets and/or significant disruption to our operations, which would have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects.
Our independent auditors have included a going concern emphasis paragraph in their opinion as a result of the effects of the ongoing war between Russia and Ukraine.
The consolidated financial statements included in this Annual Report on Form 20-F have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Due to the unknown duration and extent of the ongoing war between Russia and Ukraine and the uncertainty of further sanctions in response to the ongoing war that may be imposed, there are material uncertainties related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by U.S. Public Company Accounting Oversight Board standards) on our ability to continue as a going concern. These material uncertainties relate to our ability to maintain our financial and non-financial debt covenants and positive equity levels, potential new sanctions and export controls imposed by the United States, European Union, and the United Kingdom that could further impact our liquidity position and ability to attract new financing or our ability to source relevant network equipment from vendors as well as VEON’s financial performance as a whole. After evaluating the uncertainties mentioned above and other conditions and events discussed in Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements in the aggregate, our independent registered public accounting firm, in its report on our consolidated financial statements as of and for the year ended December 31, 2023, has emphasized management’s conclusion on Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements that there is substantial doubt about our ability to continue as a going concern for at least 12 months after the date that the consolidated financial statements included in this Annual Report on Form 20-F have been issued. Although we have taken a number of measures to protect our liquidity and cash provisions, given the uncertainty and exogenous nature of the ongoing war between Russia and Ukraine and potential for further sanctions and counter-sanctions, and future imposition of external administration over our Ukrainian operations in particular, there can be no assurance that we will be successful in implementing these initiatives or that the contingencies outside of our control will not materialize. See Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements for a more detailed discussion of the going concern emphasis paragraph.
From time to time, we recognize impairment charges in respect of our CGUs, some of which can be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest
We have incurred, and may in the future incur, substantial impairment charges as a result of significant differences between the actual performance of our operating companies and the forecasted projection for revenue, adjusted EBITDA and/or capital expenditure which could require us to write-down the value of our non-current assets, including property and equipment and intangible assets (e.g., goodwill). The possible consequences of a financial, economic or geopolitical crises, including the ongoing war between Russia and Ukraine and political uncertainty in Bangladesh, and the impact such crises may have on customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants in the market, regulatory adjustments in relation to changes in consumer prices and our ability to adjust costs and investments in response to changes in revenue, may also adversely affect our forecasts and lead to a write-down of tangible and intangible assets, including goodwill. In addition, significant adverse developments in our share price, and the resulting decrease in our market capitalization may also lead to a write-down of our goodwill balances. A write-down recorded for tangible and intangible assets resulting in a lowering of their book values could impact certain covenants and provisions under our debt agreements, which could result in a deterioration of our financial condition, results of operations or cash flows. In addition, significant adverse developments in our share price, and the resulting decrease in our market capitalization may also lead to a write-down of our goodwill balances. As of December 31, 2023 and June 30, 2024 our consolidated balance sheet had US$349 million and US$345 million, respectively, in goodwill.

We regularly test our property and equipment and intangible assets for impairment by calculating the fair value less cost of disposal (“FVLCD”) for our cash generating units (“CGU”) to determine whether any adjustments to the carrying value of CGUs are required. Our assessment of the FVLCD of our CGUs involves estimations about the future performance of the CGU, accordingly, our estimate can be quite sensitive to significant assumptions of projected discount rates, EBITDA growth, projected capital expenditures, long term revenue growth rate and related terminal values. The Company assesses, at the end of each reporting period, whether there exists any indicators (“triggers”) that indicate an asset may be impaired (e.g, asset becoming idle, damaged or no longer in use). If there are such indicators, the Company estimates the recoverable amount of the asset. Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. During 2023, we reported US$1 million (US$36 million in 2022) in impairment charges with respect to assets in Ukraine, which included impairments to property and equipment as a result of physical damages to sites in Ukraine caused by the ongoing war between Russia and Ukraine. We determined there were no other impairments for the year ended December 31, 2023.

During July and August 2024 there was increased political uncertainty in Bangladesh culminating in network outages and blockages experienced by our Bangladesh subsidiary in connection with mass protests, civil unrest and riots that resulted in the fall of the government of Prime Minister Shiekh Hasina and the establishment of an interim government. These events and the political unrest have negatively impacted the populations’ disposable income and influenced telecom spending patterns, while increased operation costs for the business unit identified indicators of an impairment event with respect to our Bangladesh CGU in the third quarter of 2024. Management has not yet finalized the quantitative and qualitative assessments and valuation tests required to determine the estimated financial impact of such triggers in Bangladesh during the third quarter of 2024. Preliminary analysis suggests that we may incur a substantial impairment charge to the carrying value of the Bangladesh CGU for the period ended September 30, 2024. As of the date of this Annual Report on Form 20-F, we do not have enough certainty to provide an estimate of the charge or range of potential outcomes, but initial results of quantitative and qualitative assessments and valuation tests indicate that an impairment charge is likely to be material. We, however, cannot rule out the possibility that the final results of our impairment analysis may deviate significantly from our preliminary assessment. Final results of the analysis are expected to be published in our interim unaudited consolidated condensed financial statements for the period ended September 30, 2024. Following the annual impairment goodwill test as at September 30, 2023 and the subsequent triggering event analysis as at December 31, 2023, no impairments were found at our Bangladesh CGU as, amongst other factors, it was operating in a revenue growth period (which period lasted through our second quarter of 2024), however, the Bangladesh CGU did have limited headroom in its carrying value; as a result, the impairment charge is expected to have a direct impact on our operating profit. See Note 11—Impairment of Assets and Note 13—Intangible Assets to our Audited Consolidated Financial Statements for further detail. The circumstances in Bangladesh could also impact our assessment relating to the recognition and recoverability of our deferred tax assets in Bangladesh. See “Changes in tax treaties, laws, rules or interpretations, including our determination of the recognition and recoverability of deferred tax assets, could harm our business, and the unpredictable tax systems and our performance in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax and business decisions” for more information.

For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 10—Held for Sale and Discontinued Operations, Note 11—Impairment of Assets and Note 13—Intangible Assets to our Audited Consolidated Financial Statements. For a discussion of the risks associated with the markets where we operate, see —The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline, —Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks and —The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects.

We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine and the sanctions imposed.
On February 28, 2022, the European Union imposed sanctions on Mikhail Fridman and Petr Aven; on March 15, 2022, the United Kingdom imposed sanctions on the LetterOne shareholders, Mr. Fridman, Mr. Aven, Alexey Kuzmichev and German Khan, and the European Union additionally designated Mr. Khan and Mr. Kuzmichev; and on August 11, 2023, the United States designated Mr. Fridman, Mr. Aven, Mr. Khan, and Mr. Kuzmichev (collectively, the “Designated Persons”). Mr. Fridman resigned from VEON’s board of directors effective February 28, 2022. None of the other Designated Persons were members of the Board of Directors. We understand, based on a letter provided by LetterOne, a 45.5% shareholder in VEON, that Mr. Fridman and Mr. Aven are shareholders in LetterOne (approximately 37.86% and 12.13%, respectively) and that Mr. Khan and Mr. Kuzmichev are no longer shareholders in LetterOne. In October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman and Petr Aven, as well as Andriy Kosogov, who is also a shareholder in LetterOne (holding approximately 47.24% of LetterOne’s shares based on a LetterOne memorandum dated May 24, 2022 and updated February 28, 2023) (Andriy Kosogov, along with the Designated Persons, the “Sanctioned Persons”). On October 6, 2023, the Security Services of Ukraine (“SSU”) announced that the Ukrainian courts are seizing all “corporate rights” of Mr. Fridman in 20 Ukrainian companies that he beneficially owns, while criminal proceedings, unrelated to Kyivstar or VEON, are in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets”. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly references Kyivstar, that the Ministry of Justice of Ukraine is separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of Mikhail Fridman. We have received notification from our local custodian that 47.85% of Kyivstar shares have been blocked, which will prevent any transaction involving our shares from proceeding. On October 30, 2023 VEON announced that VEON Ltd. and VEON Holdings B.V. have filed two motions with the relevant Kyiv court of appeals, challenging the freezing of the corporate rights in Kyivstar, noting that corporate rights in Kyivstar belong exclusively to VEON, and that their full or partial seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkiv District Court of Kyiv requesting cancellation of the seizure of corporate rights in the VEON group's subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the seizure of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi. VEON is continuing significant government affairs efforts alongside these court actions, however, there can be no assurance that these efforts will be successful. Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Ukraine to VEON, prohibitions on renting state property and land and prohibitions on participation in public procurement impacting B2G revenue. Additionally, to the extent that VEON and/or Kyivstar are deemed to be controlled by persons sanctioned in Ukraine, potential prohibitions on the transfer of technology and intellectual property rights to Kyivstar from VEON would also apply. For further information on the freezing of VEON’s corporate rights in Kyivstar and the legal actions the Company is taking to challenge the freeze, see Note 1— General Information about the Group—Freezing of corporate rights in Kyivstar.

We have not been named as, and have concluded that we are otherwise not, the target of the United States’, United Kingdom’s, the European Union’s or Ukraine’s sanctions, including as a consequence of LetterOne being a 45.5% shareholder in VEON. However, as a result of the association of Sanctioned Persons with our largest shareholder, even after the sale of our Russian Operations, we have suffered and may continue to suffer reputational harm. Moreover, notwithstanding this sale, many multinational companies and firms, including certain of our service providers, partners and suppliers, have chosen of their own accord to cease transacting with us along with all Russia-based or Russian-affiliated companies or those that they perceive to be affiliated with Russia (i.e. self-imposed sanctions), as a result of the ongoing war between Russia and Ukraine. To the extent that the ongoing war between Russia and Ukraine continues or further escalates, the list of companies and firms refusing to transact with companies they determine or perceive to be Russian or Russian-affiliated, including as a result of ultimate beneficial owners, may continue to grow.

Such actions have the equivalent effect, insofar as the ability to transact with such companies is concerned, as if the companies that are perceived to be Russia-based or Russian-affiliated companies were the target of government-imposed sanctions. In the event the association of our largest shareholder continues to have an impact on certain of our operations, the inability or reduction in business with our key suppliers, business partners and other key counterparties could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects and price of our securities.
We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.
A significant amount of our costs, expenditures and liabilities, including capital expenditures and borrowings, is denominated in U.S. dollars, while our operating revenue is denominated in Ukrainian hryvnia, Pakistani rupee, Kazakhstani tenge, Bangladeshi taka and Uzbekistani som and other local currencies. In general, declining values of these and other local currencies against the U.S. dollar make it more difficult for us to repay or refinance our debt, make dividend payments, comply with covenants under our debt agreements or purchase equipment or services denominated in U.S. dollars, and may impact our ability to exchange cash reserves in one currency for use in another jurisdiction for capital expenditures, operating costs and debt servicing. Furthermore, following the completion of the sale of our Russian Operations, we have retained some of our Russian ruble denominated debt, even though we no longer generate revenue in Russian rubles. Currently the international clearing systems have stopped payments in Russian ruble which prevents the repayment of our Russian ruble denominated notes in Russian ruble, as a result of which we will be subject to currency fluctuations when repaying or refinancing our debt and declining values of the local currencies in which we generate revenue against the Russian ruble will also pose risk similar to those we face in relation to our U.S. dollar denominated costs, expenditures and liabilities. See —Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers and —Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition. Our operating metrics, debt coverage metrics and the value of some of our investments in U.S. dollar terms have been negatively impacted in recent years, and will be negatively impacted in the current period by foreign currency transactions and translations. More broadly, future currency fluctuations and volatility may result in losses or otherwise negatively impact our results of operations despite our efforts to better align the currency mix of our debt and derivatives with the currencies of our operations.

    We primarily generate revenue in currencies which have historically experienced greater volatility than the U.S. dollar. As a result, we may be exposed to greater foreign currency exchange losses, fluctuations and translation risks than in prior years when we primarily generated revenue in both Russian ruble and U.S. dollar. The value of the Ukrainian hryvnia experienced significant volatility following the outbreak of the war between Russia and Ukraine, which resulted in the National Bank of Ukraine fixing the Ukrainian hryvnia to a set rate of 29.25 to the U.S. dollar in February 2022. In July 2022, the National Bank of Ukraine devalued the Ukrainian hryvnia to a set rate of 36.57 to the U.S. dollar, representing a devaluation of 25%, which it later removed in October 2023, replacing it with a more flexible exchange rate. The National Bank of Ukraine will continue to significantly limit exchange-rate fluctuations, preventing both a significant weakening and a significant strengthening of the Ukrainian hryvnia and we cannot be certain that the Ukrainian hryvnia will be pegged to the U.S. dollar at a later date. Because of the effects of the ongoing war between Russia and Ukraine, Ukraine’s economy is expected to continue to contract, which could further impact the Ukrainian hryvnia to U.S. dollar rate. Any change to the Ukrainian hryvnia/U.S. dollar exchange rate could cause the Group’s results of operations and financial condition to fluctuate due to currency translation effects. When the Ukrainian hryvnia depreciates against the U.S. dollar in a given period, the results of our Ukrainian business expressed in U.S. dollars will be lower period-on-period, even assuming consistent Ukrainian hryvnia revenue across the periods. Furthermore, we could be materially adversely impacted by a further decline in the value of the Ukrainian hryvnia against the U.S. dollar due to the decline of the general economic performance of Ukraine (including as a result of the continued impact of the war with Russia), investment in Ukraine or trade with Ukrainian companies decreasing substantially, the Ukrainian government experiencing difficulty raising money through the issuance of debt in the global capital markets or as a result of a technical or actual default on Ukrainian sovereign debt. Depreciation of the Ukrainian hryvnia could be sustained over a long period of time due to rising inflation levels in Ukraine as well. However, it may be possible that such depreciation is not reflected in any rate that could be set by the National Bank of Ukraine due to its efforts to control inflation. Although such changes could have a positive impact on our local currency results in Ukraine, such gains could be offset by a corresponding depreciation of the Ukrainian hryvnia in U.S. dollar terms. In addition, a significant depreciation of the Ukrainian hryvnia could also negatively affect our leverage ratio and equity balances, which would have an impact on certain covenants and provisions under our debt agreements. See —Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition for a further discussion on this risk.
In addition to the Ukrainian hryvnia, the values of the Pakistani rupee, Kazakhstani tenge, Kyrgyzstani som and Uzbekistani som have experienced significant volatility in recent years in response to certain political and economic issues, including the recent global inflationary pressure, and such volatility may continue and result in depreciation of these currencies against the U.S. dollar. We have also seen the currencies of the countries in which we operate experience periods of high levels of inflation from high state budget expenditures, the global rise in prices for goods, increased political instability, climate and war-related impacts, and energy grid shortages which all resulted in high inflation rates in 2023 and continued in 2024. While in 2023 inflation levels began to decrease in some of our markets of operation, it is still relatively high compared to previous years, and any increase in inflation or sustained period of high inflation in any of our markets of operation could have a significant impact on our loan portfolio as a result of the impact that inflation can have on the exchange rate of the local currencies of our operations. Inflationary pressures can exacerbate the risks associated with currency fluctuation with respect to a given country. Our profit margins in countries experiencing high inflation could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, manifested in inflationary increases in salary, wages, benefits and other administrative, supply and energy costs, and such price increases may be difficult with our mass market and price-sensitive customer base.

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
Adverse global developments such as wars, terrorist attacks, natural disasters, pandemics and the ongoing war between Russia and Ukraine and Israel and Hamas and the escalation of the conflict between Israel and Iran has impacted and could continue to impact the global economy for the foreseeable future, and the conflicts with Israel are threatening to spread, and may in the future spread, into other Middle Eastern countries. These adverse global developments and any spread or intensification of the forementioned conflicts could negatively impact our business, financial condition, results of operations, cash flows or prospects directly or indirectly. For example, the ongoing war between Russia and Ukraine, and the effect of such developments on the Ukrainian economy (and other economies that are closely tied to the Russian or Ukrainian economies), affected our results of operations and financial condition in 2022, 2023 and in the first half of 2024, and will likely continue to affect our operations and financial condition for the remainder of 2024 and the foreseeable future. In addition, the increasing price of fossil fuels and uncertainty regarding inflation rates are expected to have broader adverse effects on many of the economies in which we operate and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. Outside of the ongoing war between Russia and Ukraine, we are exposed to other geopolitical and diplomatic developments that involve the countries in which we operate, such as the current political uncertainty in Pakistan which has persisted since the no-confidence vote in April 2022 and the recent anti-government protests in Bangladesh during which our subsidiary experienced network outages and blockages that disrupted our operations. We are also impacted by other geopolitical and diplomatic developments in countries in which we do not operate as such developments may have a knock-on effect on our business. For example, heightened tensions between the major economies of the world, such as the United States and China, can have an adverse effect to the economies in which we operate, and therefore an adverse impact on our results of operations, financial condition and business prospects.

Our financial performance has been and may also continue to be affected by macroeconomic issues more broadly, including risks of inflation, deflation, stagflation, recessions, sovereign debt levels and the stability of currencies across our key markets and globally. In particular, global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, the war between Russia and Ukraine, and the war between Israel and Hamas, the escalation of the conflict between Israel and Iran, the closing of certain financial institutions by regulators from March 2023, and political instability. These events have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels, and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on customer demand, the Company’s business, financial condition and results of operations and its ability to access capital on favorable terms, or at all, and we could be negatively impacted as a result of such conditions and consequences. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might continue to experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability. In addition, rising energy costs, as a result of, among other things, the ongoing war between Russia and Ukraine, has resulted in many countries across the world experiencing high levels of inflation and lower corporate profits, causing increased uncertainty about the near-term macroeconomic outlook as central bank interest rates are being raised to combat the high inflation. The war between Russia and Ukraine has adversely impacted, and may continue to adversely impact, our customer numbers in Ukraine, and the war and these other pressures could negatively impact customers’ discretionary spending, which could, in turn, affect our revenue, ARPU, cash flow and liquidity or our customers’ ability to pay for our services.

Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.
Our operations are located in the world’s emerging markets. Investors should fully appreciate the significance of the risks involved in investing in an emerging markets company and are urged to consult with their own legal, financial and tax advisors. Emerging market governments and judiciaries often exercise broad discretion and are susceptible to the rapid reversal of political and economic policies. Furthermore, we operate in a number of jurisdictions that pose a high risk of potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws, based on measurements such as Transparency International’s Corruption Perception Index. The political and economic relations of our countries of operation are often complex and have resulted, and may in the future result, in wars, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The outbreak of the war between Russia and Ukraine is an illustration of this.
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
Many of the emerging markets in which we operate are susceptible to experiencing significant social unrest or military conflicts. Our ability to provide service in Ukraine following the onset of the war with Russia has been impacted due to power outages and damage to our infrastructure. Similarly, our subsidiary in Pakistan has also been ordered to shut down parts of its mobile network and services from time to time due to the security or political situation in the country (including a four-day blanket data closure in 2023 during the arrest of former Prime Minister Imran Khan). More recently, in July and August 2024, our subsidiary in Bangladesh experienced network outages and blockages during weeks of anti-government protests that toppled long-serving Prime Minister Shiekh Hasina, and the subsequent establishment of an interim government in Bangladesh. To a lesser degree, we continue to be impacted in Bangladesh and Pakistan by severe flooding in the region in 2023 and 2024. Local authorities may also order our subsidiaries to temporarily shut down part or all of our networks due to actions relating to military conflicts or nationwide strikes. See Market Risks —The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects for a detailed discussion on the impact that the ongoing war between Russia and Ukraine has had and could have on our business.
Furthermore, governments or other factions, including those asserting authority over specific territories in areas of war, could make inappropriate use of our networks, attempt to compel us to operate our network in war zones or disputed territories and/or force us to broadcast propaganda or illegal instructions to our customers or others (and threaten consequences for failure to do so). Forced shutdowns or broadcasts, inappropriate use of our network or being compelled to operate our network in war zones could materially harm our business, financial condition, results of operations, cash flows or prospects.

The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency, which could materially adversely affect the investment environment in the countries in which we operate. Social instability in the countries in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority, a rise in nationalism and potential nationalizations or expropriations by governments. These sentiments and adverse economic conditions could lead to restrictions on foreign ownership of companies in the telecommunications industry or nationalization, expropriation or other seizure of certain assets or businesses. In most of the countries in which we operate, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, have and may continue to be required to expend resources to seek redress for such measures, and we may not receive adequate compensation if in the future the governments decide to nationalize or expropriate some or all of our assets. In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military war.

Our revenue performance can be unpredictable by nature, as a large majority of our customers have not entered into long-term fixed contracts with us.
    Our primary source of revenue comes from prepaid mobile customers, who are not required to enter into long-term fixed contracts, and we cannot be certain that these customers will continue to use our services and at the usage levels we expect. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and such customers can cancel our postpaid contracts with limited advance notice and without significant penalty. For example, as of December 31, 2023, approximately 97% and 80% of our customers in Pakistan and Ukraine respectively and as of June 30, 2024 approximately 98% and 78% of our customers in Pakistan and Ukraine respectively were on prepaid plans. Furthermore, as we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue in a given market could harm our business, financial condition, results of operations, cash flows or prospects.
For a description of the key trends and developments with respect to our business, including further discussion of the potential for a further loss of customers as a result of impact of the war between Russia and Ukraine and its impact on our operations and financial performance, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations.
We operate in highly competitive markets, which we expect only to become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.
The markets in which we operate are highly competitive in nature, and we expect that competition will continue to increase. Competition may be intensified by further consolidation of or strategic alliances amongst our competitors, as well as new entrants in our markets. Our strategy is aimed at mitigating against competitive risks by focusing on not only the growth in the number of connections, but also increasing the engagement of and ways of interacting with customers, therefore increasing the revenue generation potential of each of our customers. Our digital services portfolios contribute to the execution of this strategy of higher engagement, contribute to revenue diversification, and help us serve a wider customer base than our connectivity customers. Furthermore, we seek to expand our business-to-business and, separately, digital services, which allow for various revenue generation opportunities beyond traditional connectivity revenues.

Our financial performance has been and will continue to be impacted by our success in adding, retaining and engaging our customers. If our customers do not find our connectivity and digital services valuable, reliable or trustworthy, or otherwise believe competitors in our markets can offer better services, we may have difficulty retaining and engaging customers, see Item 4.B— Business Overview.

Each of the items discussed immediately below regarding the competitive landscape in which we operate could materially harm our business, financial condition, results of operations, cash flows or prospects:
•society - or industry-wide impacts creating fundamental changes to customer behavior or customers’ purchasing power, and potential regulatory or competitive practices encouraging price-based competition or price caps may harm our revenue growth potential;
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
•we may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones that may include lower tariffs, lower fees for digital services, handset subsidies or increased dealer commissions;
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
•as we expand the scope of our services, such as new networks, fixed-line residential and commercial broadband, cloud services, Digital Financial Services (“DFS”) offering (which encompasses a variety of financial services), content streaming, digital health and other services, we may encounter a greater number of competitors that provide similar services;
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
•reduced demand for our traditional voice and, messaging and commoditization of data coupled with the development of services by application developers (commonly referred to as “over-the-top” OTT players) could impact our future profitability;
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
     4G-based growth in mobile connectivity, digital services and increasing our customers’ spend across our services (i.e. our multiplay strategy) is the cornerstone of our growth strategy. This pursuit of growth by cross selling to our customers across our mobile connectivity and digital services has led to higher capital expenditures in some of our markets in 2023, including as a result of investments into our network infrastructure as well as spectrum acquisition and renewals. Our capex intensity was 18% as 4G network roll outs continued in 2023 and in the first half of 2024 and, while we aspire to keep our capex intensity between 18-19% in 2024, we may need to invest more heavily than anticipated to capture the growth opportunities available in some of our markets.

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
We continue to focus on deploying 4G/LTE which we believe carries significant growth potential in the emerging market economies that we serve, especially when coupled with other measures that can reduce the mobile internet usage gap among populations already within mobile data coverage such as affordability, increased smartphone penetration and relevant content. We invest in expanding the coverage of 4G networks and improving the quality of the mobile voice and data experience, including through partnerships where relevant. We also upgrade our network for efficient delivery of our services and for 5G-ready technologies. For example, in Pakistan, we have expanded our network to support advanced 4G technologies, voice over LTE and voice over Wi-Fi technologies. However, it is possible that the technologies or equipment we use today will become obsolete or subject to competition from new generation technologies for which we may be unable to deploy, or obtain the appropriate license, in a timely manner or at all. Also, in some of our markets, 5G is on the regulatory agenda. If our licenses and spectrum are not appropriate or sufficient to address changing technology, we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. Technological change is also impacting the capabilities of equipment our customers use, such as mobile handsets, and potential changes in this area may impact demand for our services in the future. Implementing new technologies requires substantial investment and there can be no guarantee that we will generate our expected return on any such investments. We may be unable to develop or maintain additional revenue market share in markets where the potential for additional growth of our customer base is limited and we may incur significant capital expenditures as our customers demand new services, technologies and increased access, for example our inability to obtain 5G spectrum in Kazakhstan during 2022.

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

The changes in regulatory requirements in banking and other financial systems in our countries of operation, and currency control requirements in certain countries restrict our activities, including in relation to the ongoing war between Russia and Ukraine.
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
In addition, the central banks and governments in the markets in our countries of operation may also restrict or prevent international transfers, or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including paying dividends and third-party suppliers. Furthermore, banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of local currency financing and refinancing of existing borrowings in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, which could harm our business, financial condition, cash flows, results of operations or prospects.

Liquidity and Capital Risks
Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.

We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2023 and June 30, 2024, the outstanding principal amount of our external debt for bonds, bank loans and other borrowings amounted to approximately US$3.7 billion and US$3.0 billion, respectively, excluding bonds held by our subsidiary. In addition to these borrowings, we also have lease liabilities amounting to US$1.0 billion as of December 31, 2023 and June 30, 2024. For more information regarding our outstanding indebtedness and debt agreements, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.
Some of the agreements under which we borrow funds contain covenants or provisions that impose certain operating and financial restrictions on us, including balance sheet solvency, and may prevent us or our subsidiaries from incurring additional debt. As our earnings are in local currency, while the majority of our debt is denominated in U.S. dollars, devaluations of the currencies of our key markets would make it more difficult to repay our debt. In addition, capital controls and other restrictions, including limitations on payment of interest, dividends or international funds transfers, along with punitive taxes and penalties targeted at foreign entities may also impact our liquidity or ability to comply with certain of the above-mentioned ratios. See —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a further discussion of the risk of deconsolidation. Failure to comply with the covenants or provisions of the agreements under which we borrow funds may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of our indebtedness or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse. A default or acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in certain of our debt agreements could restrict our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds and a description of how that has changed since December 31, 2023, see Note 16—Investments, Debt and Derivatives and Note 23—Events After the Reporting Period to our Audited Consolidated Financial Statements. Aside from the risk of default, given our substantial amounts of indebtedness and the limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flows from operations to the repayment of our debt, thereby reducing funds available for paying dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position, flexibility and resiliency in the face of general adverse economic or industry conditions.
Following the onset of the war between Russia and Ukraine, our ability to upstream cash from Ukraine has been materially impaired, due to increased volatility of the Ukrainian hryvnia and tightened currency controls within Ukraine, currently restricting cash upstreaming from this country. In addition, the war between Russia and Ukraine and the developments since with respect to sanctions have limited our access to the debt capital markets in which we have traditionally refinanced maturing debt and has impacted our ability to refinance our indebtedness. As a result of the sanctions and regulations, the international clearing systems have stopped payments in Russian ruble which prevents the repayment of our Russian ruble denominated notes in Russian ruble, as a result of which we anticipate the settlement of the coupon and principal of Russian ruble denominated notes will continue to be in United States Dollars, subject to compliance with sanctions. For more information, please refer Item 5—Operating and Financial Review and Prospects— Key Developments after the year ended December 31, 2023.
As of December 31, 2023, and June 30, 2024, we had approximately US$1.9 billion (including US$165 million at Mobilink Microfinance Bank Ltd. (“MMBL”)) and US$0.9 billion (including US$140 million MMBL) of cash, respectively, of which US$1.3 billion and US$0.4 billion was held at the HQ-level at these respective dates. Despite our current liquidity levels, there can be no assurance that our existing cash balances will be sufficient over the medium term to service our existing indebtedness, including to address our bond maturities. See —Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers. For a discussion of our current liquidity profile in the wake of the ongoing war between Russia and Ukraine, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

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
Our ability to raise additional capital, and the cost of raising additional capital, is affected by the strength of our credit rating by rating agencies. In March 2024, Fitch and S&P each published their assigned credit ratings to VEON, after withdrawing it in 2022 due to our then-significant Russian operations. If VEON’s credit ratings were lowered or withdrawn again in the future, it could negatively impact our ability to utilize the capital markets to secure credit or funding.
In addition, economic sanctions that have been imposed in connection with the war between Russia and Ukraine have also negatively affected our existing financing arrangements and may affect our ability to secure future external financing due to an unwillingness of banks, and other debt investors to transact with, provide loans or purchase bonds of entities with significant indirect share ownership by Russian entities or individuals. For example, the sanctions introduced have led certain vendors and banking partners to reassess and, in some instances, to significantly scale back their services to us. See—Market Risks—We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine and the sanctions imposed.

If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, as is the case when central banks raise benchmark interest rates, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. See—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine and—Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.
We are exposed to risks associated with changes in interest rates, including the current rising interest rate environment due to our indebtedness.
We have issued bonds and have bank financing at our operating subsidiaries that are based on floating rates, such as the Pakistan based KIBOR. Rising interest rates due to governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control may escalate the interest amounts due on these bonds and may have a negative impact on our financial conditions and results of operations. As of December 31, 2023 and June 30, 2024, we had the following principal amounts outstanding for floating rate interest-bearing loans and bonds: US$1,696 million and US$920 million, respectively. For more information on our indebtedness, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.

A change in control of VEON Ltd. or VEON Holdings B.V. could require us to prepay certain indebtedness.

Certain of our financing agreements have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) directly or indirectly acquire beneficial or legal ownership of or control over more than 50.0% of our share capital or the ability to appoint a majority of directors to our board. If such a change of control provision is triggered, and we fail to agree necessary amendments to any given loan documentation, then the prepayment provision will be triggered under such loan. Failure to make any such required prepayment could trigger cross-default or cross-acceleration provisions of our other financing agreements, which could lead to our obligations being declared immediately due and payable. A change of control could also impact other contracts and relationships with third parties and may require a renegotiation or reorganization of certain contracts or undertakings.
Operational Risks

We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats, both to our own operations or those of our third party providers, that may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services.
Due to the nature of the services we offer across our geographical footprint and those we receive from third parties, we have in the past experienced and are continually exposed to cybersecurity threats that have negatively impacted our business activities and could continue to impact our business activities through service degradation, alteration or disruption, including a risk of unauthorized access to our systems or those of third parties. These cybersecurity threats could be carried out against us or against third parties from which we receive services, networks or data by private or state-sponsored third parties through exploiting unidentified existing or new weaknesses or flaws in our or a third parties’ network or IT systems or disruption by computer malware or other technical or operational issues. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer, employee, financial data and strategic business information, which has in the past and could in the future result in exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality.
As each of our operating subsidiaries is responsible for managing its own cybersecurity risks and putting in place all operational preventive, detective and response capabilities, our operations and business continuity is dependent on how well these subsidiaries collectively protect and maintain our network equipment, information technology (“IT”) systems and other assets. While we invest in improving our IT and security systems at each of our operating subsidiaries, some of our subsidiaries rely on older versions of operating systems and applications that may lead to vulnerabilities in our IT network. Although we devote significant resources to obtaining and maintaining ISO certification, best practices sharing, cyber security tools sharing, cross-border cooperation and continued improvement of our IT and security systems, we are and will continue to remain vulnerable to cyber-attacks and other cybersecurity threats that could lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, including customer information. Our systems can be potentially vulnerable to harmful viruses and the spread of malicious software that could compromise the confidentiality, integrity or availability of technology assets. In addition, unauthorized users or hackers may potentially access and process the customer and business information we hold, or authorized users may improperly process such data. Though well-structured work to address those challenges i ongoing, such risks are inherent in our business operations and we will never be able to fully insulate ourselves from these risks.
Moreover, we may potentially experience cyber-attacks and IT and network failures and outages due to factors under our control, such as malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing, faults during standard or extraordinary maintenance procedures, compromised staff user accounts (including due to credential theft and password reuse or sharing), unforeseen absence of key personnel, the inability to protect our systems from phishing attacks or as a result of attacks against third parties that provide IT and network services to us. There is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems, processes and other assets or those at third parties that provide such services to us. In such an event, hackers or other cybercrime groups (whether private or state-sponsored) may exploit such vulnerabilities, weaknesses or unidentified backdoors (including previously unidentified designed weaknesses embedded into network or IT equipment allowing access by private or government actors) or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits). In addition, we have identified unauthorized access to some of our network systems, possibly with the intention to capture information or manipulate the communications. In some of countries of operation, our equipment for the provision of mobile services resides in a limited number of locations or buildings, and disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our business transformation strategies may result in under-investments or failures in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.

Furthermore, due to the ongoing war between Russia and Ukraine, there is an increased risk of cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. While most cyber security attacks have been successfully mitigated, any attempts by cyber-attackers to disrupt our services or systems, if successful, could harm our business, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brands. Following the onset of the ongoing war between Russia and Ukraine, there have been an increasing number of cyber-attacks on our information systems and critical infrastructure, which have caused service disruptions in certain instances. For example, on December 12, 2023, we announced that the network of our Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. Following the cyber-attack, we conducted a high-level risk assessment of our IT infrastructure and identified the following risks associated with our operations: data leakage, compromised user accounts (including due to credential theft and password reuse), ransomware attacks on our various servers and files and malware attacks. While we have worked to remediate these vulnerabilities, we may find other vulnerabilities and we expect to remain subject to continued cyber-attacks in the future.

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
The ongoing war between Russia and Ukraine has impaired our ability to make cash transfers into and out of Ukraine. In Ukraine, capital controls were introduced by the National Bank of Ukraine on February 24, 2022 in connection with the declaration of martial law which prohibit our Ukrainian subsidiary from making any interest or dividend payments to us and transferring foreign currency to entities outside of Ukraine and are expected to last for the duration of the application of martial law. Currently, it is not possible to predict how long the martial law in Ukraine will last. As a result of the above, we do not expect to receive interest or dividend payments from our Ukrainian operations in the foreseeable future.
Furthermore, VEON Ltd.’s ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners, where applicable.
For more information on the legal and regulatory risks associated with our markets and restrictions on dividend payments, see—Regulatory, Compliance and Legal Risks—The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business and—Market Risks—The changes in regulatory requirements in banking and other financial systems in our countries of operation, and currency control requirements in certain countries restrict our activities, including in relation to the ongoing war between Russia and Ukraine, respectively.
Our equipment and systems are subject to disruption and failure for various reasons, including as a result of the ongoing war in Ukraine, which could cause us to lose customers, limit our growth, violate our licenses or reduce the confidence of our customers in our ability to securely hold their personal data.
Our technological infrastructure and other property are vulnerable to damage or disruptions from numerous events. These include natural disasters, extreme weather and other environmental conditions, military conflicts, power outages, terrorist acts, riots, government shutdown orders, changes in government regulation, equipment or system failures or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network, cyber-attacks or any other types of information technology security threats. For example, we may experience network or technology failures, or a leak or unauthorized processing of confidential customer data, if our technology assets are altered, damaged, destroyed or misused by employees, third parties or other users, either intentionally or due to human error. In addition, as we operate in countries that may have an increased threat of terrorism and military conflicts, incidents on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation. For example, while we have managed thus far to repair most of our network assets that incurred damage in Ukrainian territory not under Russian occupation, as a result of the ongoing war between Russia and Ukraine there can be no assurance that our Ukrainian network will not sustain major damage or that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets have a power source. While we have taken measures to manage this risk, there can be no assurance that we will be able to obtain sufficient power sources in the future. See “Market Risks--The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business financial condition, results of operations, cash flows and prospects” and “Operational Risks--We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats, both to our own operations or those of our third party providers, that may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services.
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

Our reputation could be adversely impacted by negative developments in respect of the Beeline brand, which remains a trademark of our former subsidiary, VimpelCom (as defined below). If we elect to undertake a rebranding exercise, it may involve substantial costs and may not produce the intended benefits if it is not favorably received by our existing and potential customers, suppliers and other persons with whom we have a business relationship.

Following the completion of the sale of our Russian Operations, each of our operating subsidiaries in Kazakhstan, Kyrgyzstan and Uzbekistan entered into amended and restated trademark license agreements with VimpelCom, pursuant to which each operating company maintains its existing non-exclusive license in relation to the “Beeline” name and associated trademarks (each a “License Agreement”, and collectively the “License Agreements”). Each License Agreement is for an initial five-year term and the termination rights previously held by VimpelCom therein have been narrowed as compared to the original license agreement; no additional fees were added as part of these amendments. The License Agreements are subject to certain restrictions that may affect the operating subsidiaries’ business. For example, when using the trademarks, the operating subsidiaries shall comply with the requirements of the Russian legislation and avoid using the Beeline trademarks in a way that may be to the detriment of the “Beeline” brand. The License Agreements cover only the trademarks the operating subsidiaries were using as of the date of the License Agreements (and similar trademarks). The subsidiaries may register new trademarks related to the “Beeline” brand only in the name and on behalf of VimpelCom subject to VimpelCom’s approval and such new trademarks will fall within the scope of the License Agreements. VimpelCom may terminate a License Agreement if the relevant licensee does not comply with certain terms of the applicable License Agreement.

We cannot predict with certainty how the continued use of legacy Beeline branding following the sale of our Russian Operations will affect our reputation and performance. VimpelCom retains the right to continue using the “Beeline” name and mark and the License Agreements do not preclude the licensor from also licensing the “Beeline” name and mark to other third parties, though VimpelCom cannot grant or use the Beeline license to compete directly with us in Kazakhstan, Kyrgyzstan and Uzbekistan. As a result, events or conduct by VimpelCom or any other third parties holding the rights or licensing rights to the “Beeline” brand that reflect negatively on the “Beeline” brand in our markets may adversely affect our reputation or the reputation of the “Beeline” brand on which we will be relying. Consequently, we may be unable to prevent any damage to goodwill that may occur as a result of the activities of VimpelCom and any third-party licensee of the Beeline brand in relation to the “Beeline” brand.

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
We rely on third parties to provide services and products important for our operations. For example, we currently purchase the majority of our network-related equipment from a core number of suppliers, such as Ericsson, Huawei, ZTE, and Nokia. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. From time to time, we have experienced delays in receiving equipment, installation of equipment, and maintenance services, due to factors such as new and existing telecommunications regulations, customs regulations and governmental investigations or enforcement actions. If this is the case, we may experience temporary service interruptions or service quality problems. As we seek to execute our “asset-light” business model and dispose of our tower assets, as we have partially done in Bangladesh through a sale completed in January 2024, we will become more exposed to risks associated with our network service partners, including their ability to adequately maintain the tower infrastructure and provide use of it to us through network service agreements.

Since the onset of the war between Russia and Ukraine, certain of our business partners have expressed hesitancy or unwillingness to continue to do business with us and concern regarding our ability to perform our existing business contracts, including as a result of the ongoing war between Russia and Ukraine and due to the challenges that sanctions on certain of our beneficial owners pose to our operations. Several existing and prospective business partners and service providers have declined to conduct business with us as a result and others may do so in the future. For further discussion, see —Market Risks —The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects. For a further discussion of how the ongoing war between Russia and Ukraine will affect our ability to transact with our suppliers, see —Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline. Furthermore, even if an entity, such as VEON, is not formally subject to sanctions, customers and business partners have decided and may decide to reevaluate or cancel projects for reputational or other reasons. Depending on the extent and breadth of sanctions, export controls and other measures that have been and may be imposed on us or other parties affiliated with us, such as our direct or indirect shareholders, in connection with the war in Ukraine and the response of our business partners in response to such controls, our business, financial condition and results of operations has in the past and could in the future materially and adversely affect us.
We do not have direct operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Our business, including key network and IT projects, could be materially impacted by disruptions to our key suppliers’ businesses or supply chains, due to factors such as significant geopolitical events, changes in law or regulation, the introduction of restrictions to curb epidemics or pandemics, as seen in the current COVID-19 pandemic, trade tensions and export and re-export restrictions. Any of these factors could affect our suppliers’ ability to procure goods, software or technology necessary for the service, production and satisfactory delivery of the supplies, support services, and equipment that we source from them. For example, in May and August 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or transferring (in-country) all items subject to U.S. export control jurisdiction to Huawei without authorization and procuring items from Huawei when they know or have reason to know that the items were originally procured by Huawei in violation of U.S. export control regulations. In August 2020, the U.S. Department of Commerce further expanded its export control restrictions targeting Huawei. This development continues to be a factor in the management of our supply chain. Further restrictions adopted by the United States, or any other applicable jurisdiction, on Huawei could potentially have a significant impact on our operations in certain markets where we are reliant on Huawei equipment or services. Specifically, any restriction on Huawei’s ability to deliver equipment or services, or on our ability to receive such equipment or services, could adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations.

We have and may continue to outsource all or a portion of construction, maintenance services, IT infrastructure hosting and network capabilities in certain markets. For example, our digital stacks and data management platforms are dependent on third-parties and we have also entered into outsourcing initiatives in a number of our countries of operation, including Kazakhstan. As a result, our business could be materially harmed if our agreements with third parties were to terminate, if our partners experience certain negative developments (financial, legal, regulatory or otherwise), if they become unwilling or unable to service our businesses in Ukraine or elsewhere, or a dispute between us and such parties occurs, which causes our suppliers to be unable to fulfill their obligations under our agreements with them on a timely basis, or at all. If such events occur, we may attempt to renegotiate the terms of such agreements with the third parties. However, there can be no assurance that the terms of such amended agreements will be more favorable to us than those of the original agreements. For more information, see Item 4.D —Property, Plants and Equipment. We also depend on third parties, including software providers and service providers, for our day-to-day business operations.
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
The success of our business depends, to a large extent, on our ability to effectively implement our corporate and operational strategies. We continue to transform our business with the aim of improving our operations across all our markets. Our strategy framework is comprised of three vectors: infrastructure, digital operator 1440 and digital assets. As part of this strategy, we are focusing on growing customer engagement and retention through expanding our growth opportunities beyond traditional voice and access data provision into new digitally-enabled services. We are also developing new IT capabilities, including local platforms that enable our customers to manage their accounts, services and customer relationship independently (“self-care”) and consume digital applications (e.g. mobile entertainment, financial services) for personal or business needs, in order to improve customer engagement. We have also been focused on identifying, acquiring and developing “know-how” and technologies that open up adjacent growth opportunities, updating our networks (including through an asset light strategy resulting in the sale or potential sale of some of our tower assets to reputable partners), developing enterprise resource management systems, human capital management systems and enterprise performance management systems, both for our internal usage and as IT products at the service of our enterprise customers. For example, in August 2022, our subsidiary Kyivstar acquired a controlling stake in Helsi Ukraine, one of the country’s largest medical information systems and leading digital healthcare providers, which Kyivstar continued to develop further in 2023 as part of the “Digital Ukraine” strategy. In addition, we have been working under a distributed governance model since 2022 that empowers operating companies with the authority and accountability to manage their operations (subject to certain limits) and more efficiently capitalize on local insight, and have also been encouraging our operating companies to create technology subsidiaries that serve a broader scope of customers with innovative products. One such example of this is QazCode in Kazakhstan, which was spun off from Beeline Kazakhstan in 2023. The launch of QazCode, the 4th largest IT company in Kazakhstan, is also part of the digital operator strategy aimed at combining connectivity with a complete digital product and services portfolio that meets local needs, including in mobile financial services, entertainment, health, and education and others.
We cannot assure you that we will be able to implement our strategy fully, within our estimated budget and/or on time, or that it will generate the results we expect. We may experience implementation issues due to a lack of coordination or cooperation with our operating companies or third parties, significant change in key personnel, economic and logistical effects of the ongoing war between Russia and Ukraine, or otherwise encounter unforeseen issues, such as technological limitations, regulatory constraints, lack of customer engagement, or increased customer acquisition costs due to increased market saturation, which could frustrate our expectations regarding cost-optimization and process redesign or otherwise delay or hinder execution of these initiatives. Any inability on our part to implement our strategy effectively could adversely affect our business, financial condition, results of operations, cash flows or prospects.
In addition, the onset of the war between Russia and Ukraine disrupted our strategic plans and diverted management’s attention from such initiatives while they focused and continue to focus on the impact the war between Russia and Ukraine had and continues to have on our business, including managing the sanctions and liquidity challenges that arise for the Company as a result of the current sanctions regime. In addition, management’s attention has been diverted from operations in other countries, as they continue to focus on our operations in Ukraine. The continuation or escalation of the war in Ukraine and its indirect consequences may increase our need for prudent cash management and reduce our appetite for investments in other countries. At the Group-level, we might be unable to implement certain strategic initiatives if such initiatives require cash contributions from our operations in Ukraine, since tightened currency controls within Ukraine currently restrict cash upstreaming and may persist for some time. In addition, we also face some restrictions for cash upstreaming from our operations in Pakistan due to the remittance and dividend restrictions that remain imposed by the State Bank of Pakistan for corporations operating in the country. The diversion of management’s attention or funds and the lack of dividend upstreaming, and any resulting disruption to our strategic plans, could adversely affect our business, financial condition, results of operations, cash flows or prospects.
Our strategic partnerships and relationships carry inherent business risks.
We participate in strategic partnerships and joint ventures in a number of countries, including telecommunications providers in Kazakstan (i.e. KaR-Tel LLP) and Kyrgyzstan (“Sky Mobile” LLC), a digital health service platform in Ukraine (Helsi Ukraine) and a long-term services agreement (with Summit Towers Limited) in connection with our “asset-light” approach in Bangladesh. We also hold minority investments in e-commerce platforms in Bangladesh (ShopUp) and Pakistan (Dastgyr).

We also hold minority investments in e-commerce platforms in Bangladesh (ShopUp) and Pakistan (Dastgyr). We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted by the shareholders’ agreements entered into with our strategic partners and our ability to withdraw funds and dividends from or exit our investment in these entities may depend on the consent and cooperation of our partners. If disagreements develop with our partners, or any existing disagreements are exacerbated, our business, financial condition, results of operations, cash flows or prospects may be harmed.
In addition, we do not have direct control over the conduct of our strategic partners. If any of them become the subject of an investigation, sanctions or liability, or do not act in accordance with our standards of conduct, our reputation and business might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations or losing a partner with important insights in that region. In addition, some of the businesses for which we are not a controlling shareholder operate in highly-regulated markets, such as ShopUp, and as a result we cannot ensure that these businesses remain compliant with intellectual property, licensing and content restrictions. We could also determine that a partnership or joint venture no longer yields the benefits that we expected to achieve and may decide to exit such initiative, which may result in significant transaction costs or an inferior outcome than was expected when we entered into the partnership or joint venture. For a discussion of how the ongoing war between Russia and Ukraine could affect our ability to transact with strategic partners and joint ventures, see —Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.
We depend on our senior management, board of directors, and highly skilled personnel, and, if we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.
Our performance and ability to maintain our competitive position and to implement our business strategy is dependent on the continuity of our global senior management team and highly skilled personnel. Competition in our markets of operation for qualified personnel with relevant expertise is intense, and there can be a limited availability of individuals with the requisite knowledge and relevant experience of the telecommunications and digital services industries and, in the case of expatriates, the ability or willingness to accept work assignments in certain of the jurisdictions in which we operate. We have experienced in recent years, and may continue to experience, certain changes in key management and our board of directors. The ongoing war between Russia and Ukraine, including any adverse publicity relating to us as a result of some of our shareholder ties to Russia or otherwise, may make it more difficult for us to attract and retain key talent, including senior management, both at the Group level and also within our key markets.
Furthermore, we may not succeed in instilling our corporate culture and values in our personnel, which could delay or hamper the implementation of our strategic priorities, or our compensation schemes may not always be successful in attracting, retaining and motivating our personnel. Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in line with continuous innovations and industry developments. We also may, from time to time, make adjustments or changes to our operating and governance model and there is a risk in such instances that our personnel may not adapt effectively. For example, in connection with our plan to move the VEON Group headquarters from Amsterdam to the Dubai International Financial Centre (DIFC), although we have offered Amsterdam-based headquarter employees relocation plans to move to Dubai, some have chosen not to. We therefore risk losing valuable institutional knowledge and will incur employee severance costs in connection with our planned HQ move to Dubai. Furthermore, while we devote significant attention to recruiting, training and instilling personnel with our corporate values and culture, there can be no assurance that our existing personnel, including those who have relocated, as well as the new personnel we hire to replace Amsterdam-based employees who have chosen not to, will successfully be able to adapt to and support our strategic objectives.
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
Our business is highly capital intensive and requires significant amounts of cash to improve and maintain our networks. In some of our countries of operation, the physical infrastructure, including transportation networks, power generation and transmission and communications systems is in poor condition. Supply chain issues arising from the war in Ukraine, component backlogs or other issues, including but not limited to export control regulations, may result in significant increases to our costs, capital expenditure or inability to access equipment and technology required for business continuity or expansion. Our success also depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditure in the future.
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
Furthermore, the ongoing war between Russia and Ukraine creates uncertainty regarding our capital expenditure plans as we need to retain more flexibility to maintain our infrastructure in Ukraine and respond to the war as it develops further, and investment in Ukraine may be complicated by sanctions, regulations, payment restrictions and geopolitical circumstances. Since the onset of the war, a material portion of our uncommitted capital expenditure plans throughout the Group have been delayed. See —Market Risks—The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects and —Market Risks—We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine and the sanctions imposed. Any further escalation or prolonged continuation of the war could lead to more damage to the network, change in customer behavior, declines in gross connections and lower than expected ARPU due to the decline in the Ukrainian economy. Such factors have and, if continued, may continue to limit our ability to fund capital expenditures in Ukraine. We may need to continue to spend a significant amount of capital to repair or replace infrastructure and other systems to ensure consistency of our services in Ukraine as the war continues.
Although we regularly consider and take measures to improve our capital efficiency, including selling capital intensive segments of our business (such as our Bangladesh towers partial portfolio sale which completed in January 2024) and entering into managed services and network sharing agreements with respect to towers and other assets, our levels of capital expenditure will remain significant. If we do not have sufficient resources from our operations or asset sales to finance necessary capital expenditures or we are unable to access funds sufficient to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. See —Liquidity and Capital Risks—We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs for a further discussion. We cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. For more information on our future liquidity needs, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.
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
As part of our business strategy, we seek from time to time to: merge with or acquire other companies or businesses; divest our companies or businesses or assets; and form strategic partnerships through investments, the formation of joint ventures, commercial cooperation, or otherwise. We may pursue one or a number of these strategies for various reasons, including to: simplify our corporate structure; pursue optimal competitive positions in markets in which we have operations; divest certain operations, business lines or assets, including infrastructure and tower assets; acquire more frequency spectrum; acquire new technologies and service capabilities; share our networks or infrastructure; add new customers; increase market penetration; expand into new or enhance digital services such as DFS, mobile entertainment, or other forms of digital content; and expand into new markets.

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
•difficulties relating to the combined business’ compliance with telecommunications or other regulatory licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable commercial terms, and ability to optimize and protect our assets (including spectrum and intellectual property);
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
From time to time, we may also seek to divest some of our businesses or assets, including divestitures of operations in certain markets, infrastructure or tower assets or business lines. For example, on November 24, 2022, we announced the divestment of our Russian Operations which was completed on October 9, 2023. For more information in relation to the sale of our Russian Operations, see Item 4—Information on the Company and Note 10—Held for Sale and Discontinued Operations of the Audited Consolidated Financial Statements. Such divestitures may take longer than anticipated or may not happen at all. If similar divestitures do not occur, close later than expected or do not deliver expected benefits, this may result in decreased cash proceeds and continued operations of non-core businesses that divert the attention of our management. Our success with any divestiture is dependent on effectively and efficiently separating the divested asset or business and reducing or eliminating associated overhead costs which may prove difficult or costly for us. There could also be transitional or business continuity risks or both associated with these divestitures that may impact our service levels and business targets. Furthermore, in some cases, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses or assets. Failure to successfully implement or complete a divestiture could also materially harm our business, financial condition, results of operations, cash flows or prospects.
We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services or be required to transfer our existing spectrum allocations, which would have a negative impact on our growth.
We are dependent on access to adequate frequency allocation within the right spectrum bands in each of our markets in order to provide mobile and fixed wireless telecommunications services on our networks, to maintain and expand our customer base and provide a high-quality customer experience. However, the availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain the frequency allocations we need from the relevant regulator or third party, without the imposition of burdensome service obligations or incurring commercially unreasonable costs, given that the interest from various parties frequently exceeds available spectrum.
In the past, we have experienced difficulties in obtaining adequate frequency allocation in some of the markets in which we operate. For example, until March 2021, we held a disproportionately small amount of the available spectrum in Bangladesh given the size of our operations, and in 2022 we were unable to obtain frequency spectrum licenses for 5G in Kazakhstan through the auction process and future auctions or further options to obtain 5G spectrum may not be successful. In addition, we are also vulnerable to government actions, which may be unpredictable, that may impair our frequency allocations and infringe upon our spectrum, including existing spectrum. For example, the government of Uzbekistan ordered the equitable reallocation among all telecommunications providers in the market, which has affected approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC, which came into effect in 2018. Frequency allocations may also be issued for periods that are shorter than the terms of our licenses to provide telecommunications services in our countries of operation, and such allocations may not be renewed in a timely manner, or at all. In the event that we are unable to acquire or maintain sufficient frequency allocations in each of our countries of operations to support the growth of our customer base and products, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.
We may also be subject to increases in fee payments for frequency allocations under the terms of some of our licenses or to obtain new licenses.
Legislation in most of the countries in which we operate, including Pakistan, requires that we make payments for frequency spectrum usage. The fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, are significant. For example, in Pakistan, the PTA issued a license renewal decision on July 22, 2019 requiring payment of an aggregate price of approximately US$450 million. The license renewal was signed under protest on October 18, 2021 and payments of US$225 million, US$58 million, US$51.5 million, US$49.0 million, US$48.4 million, US$50.0 million were made in September 2019, May 2020, May 2021 and May 2022, January 2023, and May 2024, respectively. We have challenged the PTA license renewal decision before Pakistani courts. However, we await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending which has not been fixed yet.

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

Securing these interconnection and roaming agreements and access on cost-effective terms is critical to the economic viability of our operations. Our countries of operation have a limited number of international cable connections providing access to internet, data service and call interconnection and such international connections may be controlled by national governments that may seek to control or restrict access from time to time or impose conditions on pricing and availability which may impact our access and the competitiveness of our pricing. In certain of the markets in which we operate, the relevant regulator sets MTRs, which are fees for access and interconnection that mobile operators charge for calls terminating on their respective networks. If any such regulator sets MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher and our interconnection revenues may be lower, relative to our competitors. Moreover, even in cases of equal MTRs on the market for all players, the lowered MTR significantly impacts our revenue on a particular market. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows or prospects.
The loss of important intellectual property rights, as well as third-party claims that we have infringed on their intellectual property rights, could significantly harm our business.
We regard our copyrights, service marks, trademarks, trade names, trade secrets, know-how and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “VEON”, “Kyivstar” (Ukraine), “Jazz” (Pakistan), and “Banglalink” (Bangladesh), have played an important role in building brand awareness for our services and products. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and the enforcement of court decisions is difficult. We also face intellectual property risk with respect to our License Agreements with VimpelCom for the use of “Beeline” by certain of our operating companies. See — Our reputation could be adversely impacted by negative developments in respect of the Beeline brand following the sale of our Russia Operations, which remains a trademark of our former subsidiary, VimpelCom (as defined below). If we elect to undertake a rebranding exercise it may involve substantial costs and may not produce the intended benefits if it is not favorably received by our existing and potential customers, suppliers and other persons with whom we have a business relationship.

In addition, as we continue our investment into a growing ecosystem of local digital services and execute our “digital operator 1440” strategy, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code, content, and other intellectual property rights associated with our systems, products and services. For example, a number of platforms and digital services we offer are developed using source code created in conjunction with third parties. Even though we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property, third parties may still infringe or misappropriate our intellectual property. We may be required to bring claims against third parties in order to protect our intellectual property rights, and we may not succeed in protecting such rights. As a result, we may not be able to use intellectual property that is material to the operation of our business.
We are in the process of registering, and maintaining and defending the registration of, the VEON name and logo as trademarks in the jurisdictions in which we operate and other key territories, along with our other key trademarks and trade names, logos and designs. As of June 30, 2024, we have achieved registration of the VEON name in 16 of the 17 jurisdictions sought (although only certain classes were sought in the European Union and the United Kingdom), with Bangladesh pending for all classes, except for class 41 for which we received provisional refusal, and we filed a response against the refusal on February 1, 2024. With respect to the “V” Company logo, we have achieved registration in 17 of the 18 jurisdictions sought (although only certain classes of registrations were sought in the European Union and Bermuda), with Bangladesh pending for all classes and Egypt pending only for one class. The timeline and process required to obtain trademark registration can vary widely between jurisdictions.
In addition, as the number of convergent product offerings, such as JazzCash, Toffee and Tamasha, and overlapping product functions increase as we execute our “digital assets” and “digital operator” strategies, we need to ensure that such brands and associated intellectual property are protected through trademark and copyright law in the same way as our legacy brands and products. Furthermore, with the introduction of new product offerings, the possibility of intellectual property infringement claims against us may correspondingly increase. For example, in the context of mobile entertainment producers and distributors of content face potential liability for negligence, copyright and trademark infringement and other claims based on the nature and content of materials, such as morality laws in Bangladesh and Pakistan. As we expand our digital services offerings, our ability to provide our customers with content depends on obtaining various rights from third parties on terms acceptable to us.
Current and new intellectual property laws may affect our ability to protect our innovations and defend against third-party claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been, or may be, threatened and/or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users. Any such claims or lawsuits, whether with or without merit, could result in substantial costs and diversion of resources, could cause us to cease offering or licensing services and products that incorporate the challenged intellectual property, or could require us to develop non-infringing products or services, if feasible, which could divert the attention and resources of our technical and management personnel. We cannot assure you that we would prevail in any litigation related to infringement claims against us. A successful claim of infringement against us could result in us incurring high costs, being required to pay significant damages, cease the development or sale of certain products and services that incorporate the challenged intellectual property, obtain licenses from the holders of such intellectual property which may not be available on commercially reasonable terms, or otherwise redesign those products to avoid infringing upon others’ intellectual property rights, any of which could harm our business and our ability to compete.
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

Our operations may also be subject to regulatory audits in relation to prior compliance. For example, our operating company in Bangladesh has recently been subject to an extensive audit conducted by the BTRC concerning past compliance with all relevant license terms, laws and regulations for the period covering 1996 (inception of our operating company in Bangladesh) to December 2019. Competitor operators in the Bangladesh telecommunications industry have been subject to similar audits and have been fined. On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76 million) which includes BDT 4,307 million (approximately US$40 million) for interest. Currently, the Company is in the process of paying the principal amount in installments and in discussion with BTRC regarding removal of the interest. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable.

As a result of the ongoing war between Russia and Ukraine, these risks are compounded for our Ukrainian operations, as there is a risk that laws and regulations affecting telecommunications companies operating in those jurisdictions may be changed dramatically and in ways that are adverse to our operations and results. For a further discussion on the ongoing war between Russia and Ukraine and its impact on our business, see —Market Risks—The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects. For a discussion on the risks associated with operating in emerging markets, see —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.

Mobile, internet, fixed-line, voice, content and data markets generally are subject to extensive regulatory requirements, such as strict licensing regimes, antitrust and consumer protection regulations. Our ability to provide our mobile services is dependent on obtaining and maintaining the relevant licenses. These licenses are limited in time and subject to renewal. While we are confident in our ability to obtain renewals upon request, we may not reliably predict the financial and other conditions at which such renewals will be granted. See— Regulatory, Compliance and Legal Risks—Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms. In addition, regulations may be especially strict in those countries in which we are considered to hold a significant market position (Ukraine, Pakistan and Uzbekistan) or a dominant market position (Kazakhstan). The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take, resulting in unpredictable outcomes such as restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for the use of changes to our frequency, receiving regulatory approvals of our tariffs plans and importing and certifying our equipment.
As we expand certain areas of our business and provide new services, such as DFS, banking, digital content, other non-connectivity services, or value-added and internet-based services, we may be subject to additional laws and regulations. For more on risks related to DFS, see —Regulatory, Compliance and Legal Risks—Our DFS offerings may increase our exposure to fraud, money laundering, reputational and regulatory risk.
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
Various governmental authorities have imposed significant penalties on companies that fail to comply with the requirements of applicable sanctions and embargo laws and regulations, as well as export control restrictions. Where applicable to our activities, we must comply with sanctions and embargo laws and regulations and export control restrictions of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate, including those that have been imposed in response to the ongoing war between Russia and Ukraine. Sanctions and embargo and export control laws and regulations generally establish the scope of their own application, which arise for different reasons and can vary greatly by jurisdiction.
The scope of such laws and regulations may be expanded, sometimes without notice, in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. For example, in the United States, Congress enacted the Export Controls Act of 2018 which aims to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to non-U.S. individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cyber-security considered critical to U.S. national security. In recent years, the Department of Commerce has also broadened the scope of U.S. export controls measures to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by China, and has introduced heightened export restrictions targeting parties identified as military end-users and military intelligence end-users, including parties in China. This has had an effect on our ability to procure certain supplies for our business and transact with certain business partners. In response to these developments, countries, such as China, have also adopted sanctions countermeasures that may impact our future ability to ensure our suppliers’ compliance with these laws.
Although our common shares traded on MOEX are currently subject to delisting pursuant Russian regulations, our unsponsored listing on MOEX also exposes us to increased risk that designated individuals and entities may buy, sell or otherwise transact with VEON Ltd.’s shares, as certain brokers do not have policies against providing services to designated individuals or entities. In the event that such designated individuals or entities buy, sell or otherwise transact with VEON Ltd.’s shares, this could cause reputational harm to us, particularly if they were significant shareholders, and we would expect to be able to have limited ability to engage with any such shareholders. See —Market Risks— We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine and the sanctions imposed for a discussion of how exposure to designated individuals at the shareholder level exposes us to risk.
Notwithstanding our policies and compliance controls, we may be found in the future to be in violation of applicable sanctions and embargo laws, particularly as the scope of such laws, including those recently imposed following the Russia-Ukraine war, may be unclear and subject to discretionary interpretations by regulators, which may change over time. If we fail to comply with applicable sanctions or embargo laws and regulations, we could suffer severe operational, financial or reputational consequences. Moreover, certain of our financing arrangements include representations and covenants requiring compliance with or limitation of activities under sanctions and embargo laws and regulations of certain additional jurisdictions, the breach of which may trigger defaults or cross-defaults of mandatory prepayment requirements in the event of a breach thereof. For a discussion of risks related to export and re-export restrictions, see—Operational Risks—We depend on third parties for certain services and equipment, infrastructure and other products important to our business.

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
Tax audits in the countries in which we operate are conducted regularly, but their outcomes may not be fair or predictable. In the past and currently, we have been subject to substantial claims by tax authorities in Egypt, Italy, Belgium, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan and Kyrgyzstan. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.
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
For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 7 —Provisions and Contingent Liabilities and Note 8 —Income Taxes, respectively of our Audited Consolidated Financial Statements.

Changes in tax treaties, laws, rules or interpretations, including our determination of the recognition and recoverability of deferred tax assets, could harm our business, and the unpredictable tax systems and our performance in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax and business decisions.

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
For example, the OECD Pillar Two (“Pillar Two”) legislation has been substantively enacted in certain jurisdictions where the Group operates. The legislation will be effective for the Group’s financial year beginning January 1, 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes. It is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities of the Group. Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbor relief does not apply and the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

Our business decisions take into account certain taxation scenarios, which could be proven to be untrue in the event of adverse decisions by tax authorities or changes in tax treaties, laws, rules or interpretations. For example, we are vulnerable to changes in tax laws, regulations and interpretations in the Netherlands, our current resident state for tax purposes.
These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the emerging markets in which we operate tends to be unpredictable and give rise to significant uncertainties, which could complicate our business decisions. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. Considerable judgment is therefore required by our management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgment is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and to make a reasonable estimate of the amount of loss. Due to these uncertainties and challenges, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax. See Note 7—Provisions and Contingent Liabilities and Note 8—Income Taxes to our Audited Consolidated Financial Statements for further detail.

Furthermore, the Company recognizes deferred tax assets based on whether management estimates that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognized assets to be recovered, which requires significant judgment.

The Company recognized deferred tax assets for losses carried forward for $286 million, of which $134 million relate to deferred tax assets in Bangladesh as of December 31, 2023. The recognition of these deferred tax assets is contingent upon our ability to generate sufficient future taxable income to utilize these temporary differences and carryforwards before they expire. Several factors could adversely affect our ability to realize the benefits of deferred tax assets:

•adverse economic conditions could negatively impact our profitability and, consequently, our ability to generate taxable income, which could hinder our ability to utilize deferred tax assets within the allowable time frame;

•future changes in tax laws or regulations, including changes in tax rates, could impact the value of our deferred tax assets, reducing reduce or eliminating the benefits associated with our deferred tax assets;

•our ability to realize deferred tax assets depends on our operational performance; if we fail to achieve our projected earnings or if our business operations do not perform as expected, we may not generate sufficient taxable income to utilize our deferred tax assets;

•decisions related to mergers, acquisitions, divestitures, or other strategic initiatives could affect our ability to utilize deferred tax assets; for example, changes in our business structure or the sale of certain assets could impact the timing and amount of taxable income;

•we periodically assess the need for valuation allowances against our deferred tax assets. If we determine that it is more likely than not that some or all of these assets will not be realized, we may need to establish or increase valuation allowances, which would result in a charge to our earnings.

Given these uncertainties, there is a risk that we may not be able to fully realize the benefits of our deferred tax assets within the allowable timeframe, which could impact our profitability.

The tax laws and regulations in our jurisdictions of operation are complex and subject to varying interpretations and degrees of enforcement, and we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities or if there are any unforeseen changes in applicable tax laws and interest, if applicable, we could incur additional tax liabilities, which could increase our costs of operations and harm our business, financial condition, results of operations, cash flows or prospects.

Laws restricting foreign investment could materially harm our business.
In recent years, an increasing number of jurisdictions have introduced rules restricting foreign investment or have strengthened existing rules, and our business could be materially harmed by such new or existing laws. For example, there is a law restricting foreign investment in Kazakhstan. The national security law of Kazakhstan states that a foreign company or individual cannot directly or indirectly own more than a 49% stake in an entity that carries out long-distance or international telecommunications or owns fixed communication lines, without the consent of the Ministry of Digital Development, Innovation and Aerospace Industry and national security authorities in Kazakhstan. While this regulation does not currently apply to KaR-Tel, our mobile telecommunications subsidiary in Kazakhstan, it did apply to TNS+ (a Kazakh wholesale telecommunications infrastructure services provider) in which the Company held a 49% stake until the closing of the sale of TNS+ to DAR group of companies on September 30, 2024. For more information, see Exhibit 99.2—Regulation of Telecommunications—Regulation of Telecommunications in Kazakhstan. The existence of such laws that restrict foreign investment could hinder potential business combinations or transactions resulting in a change of control, or our ability to obtain financing from foreign investors should prior regulatory approval be refused, delayed or require foreign investors to comply with certain conditions, which could materially harm our business, financial condition, results of operations, cash flows or prospects.

New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.
As a telecommunications operator, with DFS, banking, digital content, digital health, AdTech and other non-connectivity offerings, we are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of some of our licenses. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, including revision in regulations for license and frequency allocation and changes in foreign policy or trade restrictions and regulations (including in all respects in Ukraine as a consequence of the ongoing war between Russia and Ukraine) could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.
For example, in some of the markets in which we operate, SIM verification and re-verification initiatives have been implemented, which could result in the loss of some of our customer base in a particular market. In addition to customer losses, such requirements can result in claims from legitimate customers who are incorrectly blocked, fined, have their license suspended and other liabilities arising from the failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed in the jurisdictions in which we operate, it could have an adverse impact on our business, financial condition, results of operations and prospects. In addition, many jurisdictions in which we operate have seen the adoption of data localization and data protection laws that prohibit the collection and/or processing of certain personal data through servers located outside of the respective jurisdictions.
    In some jurisdictions in which we operate legislation is being implemented to extend data protection laws. For example, in Kazakhstan the government has commenced consultation on data protection measures to increase regulation over the recollection and processing of personal data, with the latest amendment that allows government authorities to inspect the practices of personal data operators being adopted in December 2023. In Pakistan, there is no specific statute in place to regulate the processing and transmitting of personal data and instead, relevant laws are scattered throughout various statutes, rules and regulations, with a bill regarding personal data protection in the consultation stages of Parliament. Should such bill be promulgated into official legislation, additional obligations could be placed on our data management operations in Pakistan. For a discussion of certain regulatory developments and trends and their impact on our business, see Exhibit 99.2—Regulation of Telecommunications.

We may not be able to detect and prevent fraud or other misconduct by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties.
We have in the past and may in the future be exposed to fraud or other misconduct committed by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties undertaking actions on our behalf that could subject us to litigation, financial losses and fines, penalties or criminal charges imposed by governmental authorities, and affect our reputation.
Such misconduct has in the past included, or may in the future include misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including activities in exchange for personal benefit or gain, or activities that otherwise do not comply with applicable laws or our internal policies and procedures. The risk of fraud or other misconduct could increase as we expand certain areas of our business. See—Regulatory, Compliance and Legal Risks—Our DFS offerings may increase our exposure to fraud, money laundering, reputational and regulatory risk below for further discussion of this increased risk.
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
•association with controversial practices, customers, transactions, projects, countries or governments or other third parties;
•association with controversial business decisions, including but not limited to those relating to existing or new products, delivery channels, promotions/advertising, acquisitions, representations, sourcing/supply chain relationships, locations, or treatment of financial transactions; or
•association with poor employment or human rights practices.

We regularly review and update our policies and procedures and internal controls, which are designed to provide reasonable assurance that we and our personnel comply with applicable laws and our internal policies. We have also issued a Business Partner Code of Conduct that we expect our representatives, agents, suppliers and other third parties to follow and conduct risk-based training for our personnel. However, there can be no assurance that such policies, procedures, internal controls and training will, at all times, prevent or detect misconduct and protect us from liability arising from actions of our employees, joint ventures partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties.

We are subject to anti-corruption laws in multiple jurisdictions.
We operate in countries which pose elevated risks of corruption and are subject to a number of anti-corruption laws, including the FCPA, the UK Bribery Act, the anti-corruption provisions of the Dutch Criminal Code in the Netherlands and local laws in the jurisdictions in which we operate. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects. Anti-corruption laws generally prohibit companies and their intermediaries from promising, offering or giving a financial or other things of value or advantage to someone for the purpose of improperly influencing a matter or obtaining or retaining business or rewarding improper conduct. The FCPA further requires issuers, including foreign issuers with securities registered on a U.S. stock exchange, to maintain accurate books and records and a system of sufficient internal controls. We regularly review and update our policies and procedures and internal controls to provide reasonable assurance that we and our personnel comply with the applicable anti-corruption laws, although we cannot guarantee that these efforts will be successful.
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
In addition, as previously disclosed, the Deferred Prosecution Agreement (“DPA”) that VEON entered into with the U.S. Department of Justice on February 18, 2016 has concluded and the criminal charges that had been deferred by the DPA have been dismissed. Since concluding the DPA, we have provided, and may in the future provide, updates on certain internal investigations related to potential misconduct to the U.S. authorities. In the event that any of these matters lead to governmental investigations or proceedings, it could lead to reputational harm and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.

Our DFS offerings may increase our exposure to fraud, money laundering, reputational and regulatory risk.
Our DFS offerings are subject to regulatory requirements which are different from the traditional regulatory requirements of a telecommunications business. They may involve cash handling or other value transfers, exposing us to the risk that our customers or business partners may engage in fraudulent activities, money laundering or terrorism financing. Violations of anti-money laundering and counter-terrorist financing laws, know-your-customer rules, and customer name screening and monitoring requirements or other regulations applicable to our DFS offering could result in legal and financial liability or reputational damage and harm our business, financial condition, results of operations, cash flows or prospects. The regulations governing these services are evolving and, as they develop, regulations could become more onerous, impose additional controls, reporting or disclosure obligations, or limit our flexibility to rapidly deploy new products, which may limit our ability to provide our services efficiently or in the way originally envisioned. In addition, as we seek to execute our “digital operator 1440”, we may seek to expand our DFS offerings, thereby increasing our exposure to such risks.
For example, Mobilink Bank in Pakistan carries on a microfinance banking business and provides certain DFS (some provided in conjunction with Jazz through JazzCash) and traditional banking services in Pakistan under a license that was granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan. Such regulations and banking laws are subject to change from time to time, including with respect to capitalization requirements and we may be required to increase the capitalization of Mobilink Bank from time to time and may be required to inject funds to cover any losses that the bank suffers. Due to the deteriorating macroeconomic environment in Pakistan (which could adversely impact Mobilink Bank’s loan and deposit portfolio), coupled with a stress on capital adequacy ratio rate of 16.2% as of December 31, 2023 and 15.58% as of June 30, 2024, as against the regulatory requirement of 15%, Mobilink may face challenges in meeting its capital adequacy ratio in the coming months. Should Mobilink Bank fail to meet the required capital adequacy ratio, it may need to reduce or halt certain lending activities until it can meet its capital adequacy ratio requirement, which would result in a loss of revenue, and any failure to meet its capital adequacy ratio could lead to reputational damage to Mobilink Bank and loss of customer confidence in it. In addition, Mobilink Bank’s activities may expose us to a risk of liability under banking and financial services compliance laws, including, for example, anti-money laundering and counter-terrorist financing regulations.
    In addition, because our DFS offering requires us to process personal data (such as, consumer names, addresses, credit and debit card numbers and bank account details), we must comply with strict data protection and consumer protection laws. For more information on the risks associated with possible unauthorized disclosure of such personal data, see—Regulatory, Compliance and Legal Risks—We collect and process sensitive personal data, and are therefore subject to an increasing number of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
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
We are subject to various, and at times conflicting, data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal data which is generally understood to be any data or information that identifies or may be used to identify an individual, including names and contact information, IP addresses, (e-mail) correspondence, call detail records and browsing history. Many countries have additional laws that regulate the processing, retention and use of communications data (including both content and metadata), as well as health data and certain other forms of personal data which have been designated as being particularly sensitive. These laws and regulations are subject to frequent revisions and differing interpretations and are, in certain jurisdictions, becoming more stringent over time.
In certain jurisdictions in which we operate, we are subject to other data protection laws and regulations that establish different categories of information such as state secrets and personal data of our customers, which have different registration and permitted disclosure rules and require different corresponding levels of protection and safeguards. In each case, we are required to implement the appropriate level of data protection measures and cooperate with government authorities with regards to law enforcement disclosures for state secrets and personal data of our customers. In our operating jurisdictions, new laws and regulations may be introduced subjecting us to more rigorous and stringent data protection or privacy requirements which may result in increased compliance costs and business risks or increased risk of liability and exposure to regulatory fines and sanctions. In addition, in the European Union, the General Data Protection Regulation (“GDPR”) has an extraterritorial effect further to Article 3(2) GDPR and may therefore apply outside of the European Union. The absence of an establishment in the European Union does not necessarily mean that processing activities by a data controller or processor established in a third country will be excluded from the scope of the GDPR. While the processing of personal data by a limited number of our entities, including our Amsterdam office and central operating entities within the European Union are subject to the EU GDPR, our operations in other markets, such as Ukraine, may also become subject to the GDPR considering the extraterritorial effect of this legislation. For example, if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union.
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
Furthermore, the laws and regulations regarding data privacy may become more stringent over time. For example, the European Commission has also proposed a draft of the new ePrivacy Regulation on January 10, 2017, which was intended to replace the 2022/58 e-Privacy Directive. As of August 2024, the current draft of the ePrivacy Regulation is still going through the EU legislative process. When it comes into effect, it is expected to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to Over the Top (“OTT”) service providers as well as traditional telecommunications service providers (including the requirements on data retention and interception and changes to restrictions on the use of traffic and location data). Our entities established in the European Union which process such electronic communications data are likely to be subject to this regime. The current draft of the ePrivacy Regulation also regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies, such as cookies. This could broaden the exposure of our business lines based in the European Union to data protection liability, restrict our ability to leverage our data and increase the costs of running those businesses. The draft law also significantly increases penalties for non-compliance with fines of up to €20 million or 4% of a company’s global annual revenue, whichever is higher, for serious violations under the current draft. For a discussion of other telecommunications related data protection related laws and regulations that affect our business, see Exhibit 99.2—Regulation of Telecommunications.
Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services, fines and penalties. In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn harm our business. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal data or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation. Violation of these data protection laws and regulations may lead to a seizure of our database and equipment, imposition of administrative sanctions (including in the form of fines, suspension of activities or revocation of license) or result in a ban on the processing of personal data, which, in turn, could lead to the inability to provide services to our customers. The occurrence of any of the aforementioned events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations, cash flows or prospects.
We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties, which when concluded, could harm our business.
We are party to a number of lawsuits and other legal, regulatory or antitrust proceedings and commercial disputes, the final outcomes of which are uncertain and inherently unpredictable. We may also be subject to claims concerning certain third-party products, services or content we provide by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to, these products, services or content. In addition, we currently host and provide a wide variety of services and products that enable users to engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud or other grounds based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated, user-generated content or third-party content that we have made available within our services violates applicable law.
Any such disputes or legal proceedings, whether with or without merit, could be expensive and time consuming, and could divert the attention of our senior management. Any adverse outcome in these or other proceedings, including any that may be asserted in the future, could harm our reputation and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. We cannot assure you what the ultimate outcome of any particular dispute or legal proceeding will be. For more information on current disputes, see Note 7—Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.

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
Our business may be adversely impacted by work stoppages and other labor matters
Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, employee dissatisfaction or labor disputes could result from the implementation of cost savings initiatives or redundancies in our offices. We could also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. For a discussion of our employees represented by works councils, unions or collective bargaining agreements, see Item 6.D—Employees.

Work stoppages could also occur due to natural disasters, civil unrest (including potential dissatisfaction with regards to our response to the ongoing war between Russia and Ukraine) or security breaches/threats, such as due to the ongoing war between Russia and Ukraine, which would make access to work places and management of our systems difficult and may mean that we are not able to timely or cost effectively meet the demands of our customers. In Ukraine, we may experience work perturbation and deficiencies due to loss of key personnel to mobilization efforts in connection with the war and migration outside of Ukraine which may affect the quality of service delivery and timeliness of service restoration in connection with our Ukrainian operations. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, which could harm our business, financial condition, results of operations, cash flows or prospects.
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
Volatility in the market price of our ADSs may prevent holders of our ADSs from selling their ADSs at or above the price at which they purchased our ADSs. The trading price for our ADSs may be subject to wide price fluctuations in response to many factors, including:
•adverse geopolitical and macroeconomic developments, including those caused by the ongoing war between Russia and Ukraine;
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
•any ratings downgrades;
•the inability to comply with, or notices of non-compliance with, certain NASDAQ listing rules;

•investor perception of our company and of the industry in which we compete, as well as of the countries in which we operate; and
•other general economic, political and market conditions.
These and other factors, including the other factors listed in this Item 3.D—Risk Factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent holders of our ADSs from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including at the outset of the COVID-19 pandemic and in connection with the ongoing war between Russia and Ukraine.

Various factors may hinder the declaration and payment of dividends.
The payment of dividends is subject to the discretion of our board and VEON Ltd.’s assets consist primarily of investments in its operating subsidiaries. For the years ended December 31, 2023, 2022 and 2021, we did not pay a dividend. Various factors may cause our board to determine not to pay dividends or not to increase dividends. Such factors include our financial condition and prospects, our earnings, shareholders equity and equity free cash flow, the movement of the U.S. dollar against our local currencies, such as the Pakistani rupee and the Ukrainian hryvnia, our leverage, our capital requirements, contractual and currency restrictions, the economic outlook of markets in which we operate, legal proceedings and other such factors as our board may consider relevant. For more information on our policy regarding dividends, see Item 8.A—Consolidated Statements and Other Financial Information—Policy on Dividend Distributions and —Operational Risks—As a holding company with a number or operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.

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
On August 1, 2024, we announced our intention to voluntarily delist from Euronext Amsterdam in the fourth quarter of 2024. However, presently, our ADSs trade on NASDAQ and our common shares continue to trade on Euronext Amsterdam. We also have unsponsored common shares trading on the Moscow Exchange (the “MOEX”), over which we have limited visibility and which is subject to a delisting process by MOEX. On March 8, 2023, we changed the ratio in the Company’s ADR program, comprising a change in the ratio of ADSs to VEON common shares (the “Shares”) from one ADS representing one Share, to one ADS representing 25 Shares (the “Ratio Change”). Trading in our securities occurs on different markets, in different currencies (U.S. dollars on NASDAQ and euro on Euronext Amsterdam), at a different ratio (since March 8, 2023) and at different times as a result of different time zones, trading days and public holidays in the United States and the Netherlands. The trading prices of our securities on these markets may differ due to these and other factors, including the inability of market participants to take advantage of arbitrage opportunities and price differentials arising between the trading venues.

The liquidity in our securities may be limited. Listing of our ADSs and common shares on multiple trading venues and convertibility of our ADSs into common shares may further contribute to the split of liquidity between NASDAQ, Euronext Amsterdam and any other venues where our securities may be admitted to trading. This may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. Furthermore, any decrease in the trading price of our ADSs or Shares on one of these markets could cause a decrease in the trading price of our securities on the other markets. While our securities are fungible between the markets or can be made fungible via deposit and cancellation procedures as set out in the deposit agreement, our depositary had recently restricted these conversions until this Annual Report on Form 20-F is filed, and has in the past and could in the future restrict the conversion of our Shares into ADSs (or vice versa) on the basis of sanction restrictions or due to other restrictions.
VEON Ltd. is a Bermuda incorporated exempt company that, while currently headquartered in the Netherlands with its principal place of business in Amsterdam, is governed by Bermuda law, which may affect your rights as a shareholder or holder of ADSs, including your ability to enforce civil liabilities under U.S. securities laws.
VEON Ltd. is a Bermuda incorporated exempted company. As a result, the rights of VEON Ltd.’s shareholders are governed by Bermuda law and by its bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VEON Ltd.’s bye-laws as registered holders of VEON Ltd.’s common shares. As substantially all of our assets are located outside the United States, it may be difficult for investors to enforce in the United States judgements obtained in U.S. courts against VEON Ltd. or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgements obtained in other jurisdictions, such as the United States and the Netherlands, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

As a foreign private issuer within the meaning of the rules of NASDAQ, we are subject to different NASDAQ governance standards than domestic U.S. issuers, which may afford less protection to holders of our ADSs.
As a Bermuda incorporated exempt company with ADSs listed on the NASDAQ Capital Market, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. Accordingly, VEON’s shareholders do not have the same protections as are afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. Certain corporate governance practices in Bermuda may differ significantly from the NASDAQ corporate governance listing standards. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see Item 16.G—Corporate Governance.
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
In the future, we could cease to be considered a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and a majority of our directors or management are U.S. citizens or residents. As of September 30, 2024, less than 50% of our outstanding voting securities are held “of record” by U.S. residents and less than a majority of our directors and management are U.S. citizens or residents. In the event that we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer. See Item 7— Major Shareholders and Related Party Transactions for more information on the shareholders of the Company.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON currently provides nearly 160 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in the following countries: Pakistan, Ukraine, Kazakhstan, Bangladesh, Uzbekistan, and Kyrgyzstan. VEON’s reportable segments currently consist of the following five segments: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. Kyrgyzstan is not a reportable segment; we therefore present our result of operations in Kyrgyzstan separately under “Other” within our segment information disclosures. We provide key services, among others, under the “Kyivstar,” “Banglalink,” and “Jazz” brands. As of December 31, 2023, we had 17,206 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see Item 5—Operating and Financial Review and Prospects.
Our predecessor VimpelCom (formerly OJSC VimpelCom) was founded in 1992. In 1996, VimpelCom listed American Depository Shares on the New York Stock Exchange. Its successor, VimpelCom Ltd., a Bermuda company, remained listed on the New York Stock Exchange until 2013 when its listing moved to the NASDAQ Global Select Market. In March 2017, the company rebranded as VEON and on April 4, 2017, VEON began trading its common shares on Euronext Amsterdam. In October 2022, our ADS listing was transferred to the NASDAQ Capital Market.
In the early 2000s, we began an expansion into certain markets in Eastern Europe and Central Asia by acquiring local operators or entering into joint ventures with local partners, including, but not limited to, in Kazakhstan (2004), Ukraine (2005), and Uzbekistan (2006). In 2010, we established our headquarters in Amsterdam. In 2011, we completed the acquisition of Global Telecom Holding (GTH, previously known as Orascom Telecom Holding S.A.E.) and through a series of transactions beginning in July 2019 through September 2019, VEON Holdings B.V. acquired substantially all of GTH’s operating assets in Pakistan and Bangladesh. In March 2021, the group successfully completed its acquisition of the 15% minority stake in Pakistan Mobile Communication Limited (“PMCL”), its Pakistan operating business, from the Dhabi Group for US$273 million. In July 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA, which owns Algerian mobile network operator, Djezzy, to the Algerian National Investment Fund, Fonds National d’Investissement (FNI), which sale was completed on August 5, 2022 for a sale price of US$682 million. On November 24, 2022, following a competitive process, we entered into an agreement to sell our Russian Operations to certain senior members of the management team of VimpelCom, led by the CEO at the time, Aleksander Torbakhov. Under the agreement, as amended and restated on September 13 2023, (the “Sale and Purchase Agreement”) we received consideration equal to RUB 130 billion (approximately US$1,294 million equivalent). The Sale and Purchase Agreement allowed for the entire consideration of the sale to be satisfied by transferring the VEON Holdings bonds acquired by VimpelCom to a wholly owned subsidiary of VEON Holdings, to hold such notes until their cancellation or maturity. The sale was completed on October 9, 2023. An additional US$72 equivalent of VEON Holdings bonds were transferred to VEON Holdings’ wholly owned subsidiary upon the receipt of an OFAC license in June 2024, to offset the remaining deferred purchase price for our Russian Operations in July 2024.
     In late 2019, we announced a new strategic framework at the Group level to boost long-term growth beyond traditional connectivity services. This is laid out over three vectors: “Infrastructure” – its fundamental mobile and fixed line connectivity services and the drive of 4G adoption; “Digital Operator” – a portfolio of new services built around digital technologies with the active involvement of big data and artificial intelligence; and “Ventures” (now “Digital Assets”) –  which seeks to identify, acquire and develop digital capabilities and assets into entities with potential for investment while also identifying external assets fit for acquisition and investment. Since 2021, as part of our “Digital Operator” vector, our operating companies have been executing our “digital operator 1440” model pursuant to which we aim to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only the market share of our operators, but also the relevance and the wallet share of our businesses and industry by delivering value via, for example, mobile entertainment, mobile health, mobile education, and mobile financial services.
As part of our initiative to digitize our core telecommunications business, ensuring we address 4G penetration levels across the Group is vital as 4G services remain a core enabler of our digital strategy. We intend to continue focusing on increasing our capital investment efficiency, including with respect to our IT, network, and distribution costs. We have secured network sharing agreements and intend to maintain our focus on achieving an asset-light business model in certain markets, where we own only the core assets needed to operate our business. Across our markets, we are looking into opportunities to create stand-alone entities for our infrastructure assets and encourage industry-wide efficient usage of these companies. In certain markets, we have progressed with tower deals which include the sale of our assets in exchange for long-term service agreements, liberating time and resources for our operators to focus on customer-facing and digital initiatives. For further information on our capital expenditures, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital

Resources—Future Liquidity and Capital Requirements. We anticipate that we will finance the investments with operational cash flow, cash on our balance sheet and external financing. For more information on our recent developments, including the ongoing impact that the ongoing war between Russia and Ukraine has and may continue to have on our capital expenditure, see Item 5—Operating and Financial Review and Prospects—Key Developments for the year ended December 31, 2023 and Item 5—Operating and Financial Review and Prospects—Key Developments after the year ended December 31, 2023.
    VEON Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), incorporated on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our headquarters are currently located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VEON Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations. Our website is www.veon.com. The information presented on our website is not part of this Annual Report on Form 20-F and is not incorporated by reference.
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

B. Business overview
Business Units and Reportable Segments
VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. We currently operate and manage VEON on a geographical basis. Our segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies.
Our reportable segments currently consist of the following five geographic segments: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the group in Amsterdam and Dubai and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. See Item 5—Operating and Financial Review and Prospects—Reportable Segments and Note 2—Segment Information to our Audited Consolidated Financial Statements for further details.
This Item 4, unless indicated otherwise, provides a description of our business as of December 31, 2023. Important aspects of our business operations may be subject to change, including licensing, our product offering, our market position and contractual arrangements with governments and key third parties. For a further discussion on the potential impact of the ongoing war between Russia and Ukraine on our business, see Item 3.D – Risk Factors and Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—The War Between Russia and Ukraine.
Subsidiaries
    The table below sets forth our significant subsidiaries as of December 31, 2023. The equity interest presented represents our direct and indirect ownership interest. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below.

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
    VEON, through its operating companies, provides customers with mobile telecommunication services in Pakistan, Ukraine, Kazakhstan, Bangladesh, Uzbekistan and Kyrgyzstan. We also provide fixed-line telecommunications services in Pakistan, Ukraine, Kazakhstan and Uzbekistan as well as business-to-consumer and business-to-business OTT (over-the-top) services on mobile and fixed networks in each of our markets, each of which is described more fully below.
    Our mobile and fixed-line businesses are dependent on interconnection services. The table below presents certain of the primary interconnection agreements that we have with mobile and fixed-line operators in Pakistan, Ukraine, Kazakhstan, Uzbekistan, and Bangladesh.

Pakistan
In the territories of Pakistan and Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan, we have several interconnection agreements with mobile and fixed-line operators. Our MTR was PKR 0.7/min in 2020 and 2021; PKR 0.5/min from January 1, 2022 up until June 30, 2022; PKR 0.4 from July 1, 2022 up until June 30, 2023; and PKR 0.3/min from July 1, 2023 to onwards.

Ukraine
We have interconnection agreements with various mobile and fixed-line operators. From December 31, 2022 to December 31, 2023, the effective MTR was UAH 0.08/min and the effective IMTR was US$0.0212/min. As of January 1, 2024, the effective MTR is UAH 0.0.075/min and effective IMTR is US$0.0212/min.

Kazakhstan
We have interconnection agreements with mobile and fixed operators. Our MTR for 2023 for local mobile operators was KZT 5.60/min and for fixed operators was KZT 16.66/min; and our IMTR is KZT 53.76/min.

Bangladesh
In April 2023, the domestic SMS interconnection termination rate has been changed from BDT 0.055/SMS to BDT 0.07/SMS along with the floor rate for Application to Person (A2P) SMS.

The minimum termination rate of international calls was changed to US$0.004/min with effect from February 2, 2022. Henceforth, IGW operators are required to share 22.5% of international call termination revenue with mobile operators based on the minimum international termination rate.

Uzbekistan	We have interconnection agreements with various mobile and fixed-line operators. The MTR rate in 2023 was UZS 0.05/minute and remained unchanged in comparison to 2022 and 2021.

Description of Our Mobile Telecommunications Business
The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2023.

Mobile Service Description	Pakistan	Bangladesh	Ukraine	Uzbekistan	Kazakhstan	Others(3)
Value added and call completion services (1)	Yes	Yes	Yes	Yes	Yes	Yes
National and international roaming services(2)	Yes	Yes(5)	Yes	Yes	Yes	Yes
Wireless Internet access	Yes	Yes	Yes(4)	Yes	Yes	Yes
Mobile financial services	Yes	No (6)	No	Yes	Yes	Yes
Mobile bundles	Yes	Yes	Yes	Yes	Yes	Yes
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
(4)    Includes 4G.
(5)    National roaming has not been commercially introduced yet in Bangladesh. However, Banglalink initiated the trial run of national roaming with Teletalk Bangladesh Ltd., (a state-owned company) on July 31, 2023 with the field trial launched on November 1, 2023 and the pilot of active users (roaming) service launched on March 26, 2024.
(6)    As per regulation, mobile network operators are not allowed to provide mobile financial services in Bangladesh.

Mobile Business in Pakistan
    We operate in Pakistan through our operating company, PMCL and our brand, “Jazz,” which is the historic Mobilink brand together with the merged Warid brand. In 2023, customers continued to migrate to 4G/LTE services and PMCL provided 3G services in over 300 towns and cities and 4G/LTE services in 313 cities.
    In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2023, approximately 97.30% of our customers in Pakistan were on prepaid plans.
We also provide a full spectrum of digital services on mobile and web platforms to our customers, and some of these services are also accessible and used by connectivity users of other operators. These include our self-care application Simosa (formerly JazzWorld), OTT streaming platform Tamasha, Messenger App BiP and mobile financial services platform JazzCash, as well as services in music, gaming, and insurance.
The table below presents the primary mobile telecommunications services we offer in Pakistan.

Voice
•Airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic (via 2G GSM, VolTE and VoWifi etc.) and roaming fees for airtime charges when customers travel abroad.

Internet and data access
•GPRS, EDGE, 3G and 4G/LTE.
Roaming
•Active roaming agreements with 313 GSM networks in 154 countries.
•GPRS roaming with 244 networks in 135 countries.
•CAMEL roaming through 132 networks in 90 countries.
•LTE roaming through 107 networks in 72 countries.
•Roaming agreements generally state that the host operator bills PMCL for the roaming services; PMCL pays these charges and then bills the customer for these services on a monthly basis.
VAS
•Caller-ID; voicemail; call forwarding; missed call alert; credit balance; balance share; conference calling; call blocking and call waiting.
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging.
Content/infotainment
•Ecosystem of digital services: self-care application Simosa (formerly JazzWorld), OTT streaming, platform Tamasha, gaming platform Game Now, music and live audio streaming services, mobile learning, Jazz Cricket sports app, BiP Messenger for a digital communication experience, other lifestyle services.

Mobile financial services(1)
•Mobile financial services through JazzCash including mobile payments and transfers, digital lending, banking card trusted payment; banks notification. Insurance services via BIMA (tele-medicine and hospital insurance).

The table below presents a description of business licenses relevant to our mobile business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License(1)(3)	Expiration
2G(4)	Nationwide	2037
	Nationwide	2034 (2)
3G	Nationwide	2029
4G/LTE (NGMS)(4)	Nationwide	2032
(1)Warid (now merged with Jazz) acquired a 15-year technology neutral license in 2004 for US$291 million. US$145.5 million was paid upfront with the remainder paid in ten equal annual installments starting with a four-year grace period, with the last payment made in May 2018. The same 2G license was amended in December 2014 by the Pakistan Telecommunication Authority (“PTA”) to allow Warid to provide 4G/LTE services in Pakistan. Additionally, the National Accountability Bureau (NAB) is conducting an investigation into certain former PTA and other officials and has requested information from Jazz concerning Warid’s 2014 license amendment while the investigation is ongoing. The inquiry was closed by the NAB as of May 17, 2023.
(2)The renewal of the Warid license (now merged with Jazz since 2016) renewal was due in May 2019 and was renewed by signing under protest on October 18, 2021 as a result of a pending appeal by Jazz since August 17, 2019 against the PTA’s renewal decision. We have challenged the PTA license renewal decision before Pakistani courts. However, we await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending which has not been fixed yet. See Note 9—Significant Transactions to our Audited Consolidated Financial Statements for a more detailed discussion.
(3)In addition, PMCL and its subsidiaries have other licenses, including LDI, WLL, TTP, local loop and CVAS licenses to provide telecommunications and non-voice communication services in Pakistan, AJK and Gilgit-Baltistan. The licensees must also pay annual fees (0.5%) to the PTA and make universal service fund contributions (1.5%) and/or research and development fund contributions (0.5%), as applicable, in a total amount equal to a percentage of the licensees’ annual gross revenues (less certain allowed deductions) for such services.
(4)In 2022, PMCL renewed its 2G license at initial license fee US$486.2 million for a further term of 15 years which was previously renewed in 2007. PMCL is entitled to provide NGMS (3G/4G) under the same renewed license. 50% of initial license fee (i.e. US$243.1 million) was paid in 2022 at the time of renewal while the remaining 50% will be payable in equal yearly installments as per the terms & conditions of the license. PMCL also acquired a new license for 4G/LTE services in 2017 at an initial license fee of US$295 million for a term of 15-years (valid until 2032).
(5)All mobile licenses acquired by PMCL are technology neutral therefore, PMCL is entitled to use the frequency spectrum assigned under a specific license for provision of 2G, 3G and 4G services.

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

PMCL’s total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) was US$ 19.68 million, US$26.85 million, and US$24.6 million for the years ended December 31, 2023, 2022, and 2021, respectively. PMCL’s total spectrum administrative fee payments were US$1.68 million, US$1.84 million, and US$1.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

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
Digital Services
Pakistan is a significantly underserved market in terms of financial services, with one of the highest unbanked population rates across the world. JazzCash, the country’s leading mobile finance platform accessible to users of all operators on feature and smartphones and Mobilink Microfinance Bank Limited (“Mobilink Bank”), our wholly owned subsidiary, address this gap. They do this by providing microfinance banking business and certain DFS and traditional banking services (including the granting of microfinance loans, provision of credit, payment and transfer services and a variety of other banking services) in Pakistan under a license granted by the State Bank of Pakistan and are subject to regulation by the State Bank of Pakistan. In partnership with Jazz, Mobilink Bank offers mobile wallets and payment services under the brand “JazzCash”.

As of December 31, 2023, JazzCash’s active base was 16.2 million users having focused growth in its App base (which observed a year-on-year increase of 29.4%) after a decline earlier in 2023. Digital instant micro-loans and the value of the loans disbursed grew 26.4% and 104.6%, respectively, on a year-on-year basis. Overall customer deposits grew 43.2% in the same period.

Jazz’s video streaming app Tamasha provides access to the best HD content such as Live Sporting Tournament streaming Live TV Channels, Local/International Movies, Dramas and TV shows. Providing mobile infotainment services to users of other operators as well as Jazz, Tamasha’s monthly active user base reached 10.6 million customers as of December 31, 2023. Jazz also offers a wider portfolio of digital services in music streaming, instant messaging, sports, insurance, learning, and lifestyle etc.
Distribution
    As of December 31, 2023, our sales channels in Pakistan included 10 business centers, a direct sales force of 545 employees looking after indirect sales channels, 456 exclusive franchise currently active and over 17,638 non-exclusive third-party retailers. For top-up services, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. As of December 31, 2023, Jazz brand SIMs are sold through more than 41,042 retailers, supported by biometric verification devices.
Competition
    The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2023:

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”)	70.6
Telenor Pakistan	44.7
Zong	47.2
Ufone	25.2
SCO	1.7
Source: The Pakistan Telecommunications Authority.
    According to the PTA, there were approximately 189.4 million mobile connections in Pakistan (including SCO numbers) as of December 31, 2023, compared to approximately 192.8 million mobile connections in Pakistan (including SCO numbers) as of December 31, 2022, representing a mobile penetration rate of approximately 78.9% compared to approximately 86.3% as of December 31, 2022.

Mobile Business in Ukraine
    We operate in Ukraine with our operating company “Kyivstar JSC” and our brand, “Kyivstar.” Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio in 2023 included Kyivstar TV, offered on IPTV platforms as well as mobile, self-care application MyKyivstar and consumer cloud offerings as well as B2B services.
In 2022, Kyivstar acquired a controlling stake in Ukraine’s leading digital health platform Helsi – a digital data management platform supporting provision of healthcare services by medical institutions and doctors, and patients’ access to healthcare including remote provision of consultations. Through this strategic investment, Kyivstar aims to extend telemedicine to the Ukrainian population and develop its service as the leading B2B and B2C e-Health provider of the country.
In 2023, Kyivstar prioritized new internet coverage in rural areas, internet coverage of international roads, site modernization as well as restoration of communications in the liberated territories. Kyivstar maintained network coverage availability at a level of approximately 95% of the population in safe regions of Ukraine in 2023. See Item 16 - Cybersecurity for further information. In April 2023, the EU-Ukraine association committee adopted certain changes to the EU-Ukraine Association Agreement regarding the implementation of the EU’s Roam-Like-at-Home Regulation. Implementation of the

Association Agreement is expected to involve changes to Ukrainian legislation to introduce relevant EU rules and eliminate roaming charges for Ukrainians throughout the EU on an indefinite basis.

    The table below presents the primary mobile telecommunications services we offer in Ukraine.

Voice
•Airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.
•VoLTE(1)

Internet and data access
•GPRS/EDGE, 3G and 4G/LTE
Roaming
•Active roaming agreements for 494 networks in 189 countries
•GPRS roaming on 439 networks in 167 countries
•3G roaming on 332 networks in 131 countries
•4G/LTE roaming on 183 networks in 89 countries
Messaging
•SMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)
Content, infotainment, Entertainment
•Voice- and SMS-based value-added services (information, content, customer care)
•Customer care via mobile OTT app and web portal “MyKyivstar” and call centers
•Kyivstar TV provided both as a mobile OTT application and a fixed/IPTV service
•Digital health services via Helsi, offering end-user solutions and digitization of healthcare provision for medical institutions and doctors
•Cloud solutions including consumer storage apps and business-to-business products
•M2M and productivity solutions to businesses
•Radio Kyivstar
•Other content and entertainment services provided via OTT applications and web-based services
•Ringback tone
•Mobile safety service (lost & found, insurance, family tracker)
•Device remote support service (for smartphones/laptops/personal computers)

(1)Kyivstar was the first mobile operator in Ukraine to launch VoLTE technology for calls via 4G over network in December 2020. At first, VoLTE was available for contract subscribers who actively use most of Kyivstar’s services. Later, in October 2022, the technology was introduced to prepaid subscribers. At the end of November 2023, it activated VoLTE technology to more than 4 million subscribers 3.5 million of which were active monthly users.
The table below presents a description of business licenses relevant to our mobile business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration, however the spectrum needs of our operations and intentions may change.

Services	License	Expiration
GSM900 and GSM1800(1)(2)	Nationwide	Indefinite(5)
3G(3)	Nationwide	April 1, 2030
4G/LTE(4)	Nationwide	July 1, 2033 (1800 MHz)
4G/LTE(4)	Nationwide	March 5, 2033 (2600 MHz)
4G/LTE(6)	25 Regions (excl. Crimea & Sevastopol)	July 1, 2040 (900 MHz)
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
(6)The licenses for the radio frequency resource in 900 MHz are re-issued (July 1, 2020) as part of a government project on 900 MHz redistribution and reframing as a way to introduce 4G/LTE into 900 MHz. As a result of this project, Kyivstar returned 12.5 MHz and received back on average across the country 11.9 MHz, out of which 6.2 MHz was provided with technological neutrality license conditions. We have also obtained a range of national and regional radio frequency licenses for the use of radio frequency resources in the referred standards and in specified standards radio relay and WLAN (5.4 GHz).

LICENSE FEES
In 2023, Kyivstar PJSC made spectrum and license payments as follows: annual fee for the use of radio frequency spectrum – UAH 1,009.2 million (US$27.6 million) (paid to the state budget); EMC and monitoring – UAH 439.5 million (US$11.6 million) (paid to Ukrainian State Center of Radio Frequencies).

Mobile bundles
     Kyivstar offers bundles including combinations of voice, SMS, mobile data, OTT services and swappable benefits (telecommunications and non-telecommunications). As of December 31, 2023, approximately 80% of our customers were on Prepaid plans.
Digital Services
Helsi Ukraine, the leading Ukrainian digital healthcare provider, continues to improve access to e-health, focusing on core business development with 20% year-on-year growth of active medical personnel in Helsi medical information system in 2023. Helsi also experienced improved B2C customers engagement through digital channels and new services launch such as urgent online consultation services and extended functionality for booking of appointments with doctors. As of December 31, 2023 Helsi App MaU reached 1.3 million active App users and showed 103% year-on-year growth, surpassing the pre-war levels of usage.

The media streaming service Kyivstar TV delivered 18.5% year-on-year growth. In 2023, we focused on the Ukrainianization of foreign content and the active addition of Ukrainian films and series. Kyivstar TV offers free access to 200+ channels with various content, including a children's channel, e-learning platforms and news channels.

MyKyivstar, Kyivstar’s self-care platform, also continues to be a significant interface for digital interactions with Kyivstar customers. MyKyivstar served 4.3 million monthly active users at the end of 2023.
Distribution
    Kyivstar’s strategy is to maintain a leadership position by using the following distribution channels as of December 31, 2023: distributors (31% of all connections), supermarkets (24%), monobranded stores (23%), national and local chains (9%), active sales (9%) and online sales (4%).
Competition
    The following table shows our and our primary mobile competitors’ respective customer numbers as of December 31, 2023:

Operator	Customers (in millions)
Kyivstar	23.9
Vodafone	15.9
“lifecell” LLC	9.9

Source: National Commission of the State Regulation of Electronic Communications, Radio Frequency Spectrum and the Provision of postal services.

Mobile Business in Kazakhstan
    In Kazakhstan, we operate as Beeline Kazakhstan, the country’s largest independent mobile operator. As of December 31, 2023, approximately 90.7% of our customers in Kazakhstan were on prepaid plans.
Beeline Kazakhstan offers a wide range of B2C digital services and solutions, as well as a being a leading provider of B2B digital services and systems integration services to corporate clients.

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
Messaging
•SMS; display of Beeline account balance information
Content/infotainment
•BeeTV offered as a digital OTT service on mobile as well as IPTV/fixed service
• MyBeeline self-care application and web portal including additional content features such as gaming services and Video
• Hitter, music streaming app designed to deliver an exceptional listening experience to millions of Beeline subscribers
• IZI, second brand, youth-focused entertainment operator that brings together variety of entertainment and a modern telco experience in one app
• BeeCloud among others

Mobile financial services
•Mobile payments (including Kazeuromobile and Woopay payment organizations)
•Mobile transfers (including Sim2Sim, Sim2Card, Sim2IBAN, Sim2ATM, Sim2post)
•Digital wallet, card “Simply”
•Trusted payment
•Direct carrier billing

    The table below presents a description of business licenses relevant to our mobile business in Kazakhstan.

Licenses (as of December 31, 2023)	Expiration
Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)(1)(2)(3)	Unlimited term

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

LICENSE FEES
Under the Kazakhstan tax code, in 2023 KaR-Tel was required to pay: (i) an annual fee for the use of radio frequency spectrum amounting to KZT 1,614,678,152 (US$3,501,170) (for mobile and KZT 275,628,833 (US$599,193) for a wireless local loop (WLL)); and (ii) a mobile services provision payment KZT 3,273,501 254 (US$7,116,307).

Mobile bundles
     Our bundles are designed for active mobile data users and we have different options for our customers, from data bundles to customized and family plans. Starting in 2022, we focus on the promotion of our own digital products and the development of subscription projects for our customers and customers on other networks. All of our bundles are billed using a mixed payment system and there is an automatic switch to a daily payment schedule if there is an insufficient balance in the customer’s account for full payment. In addition, from time to time, we run promotions to encourage early and on time payments, such as by offering to double the customer’s monthly allowance or allowing the rollover of unused data to the following month. As of December 31, 2023, the penetration of bundles into our active base is 92.6%.
As of December 31, 2023, approximately 90.7% of our customers in Kazakhstan were on prepaid plans.
Digital Services
MyBeeline self-care app is a digital gateway for Beeline Kazakhstan’s mobile bundles, as well as other digital applications and services. In 2023, MyBeeline increased its monthly mobile active users by 19% year-on-year to 4.6 million. The BeeTV entertainment platform is available on mobile devices as well as web and IPTV services and reached approximately 894,000 monthly active users at the end of 2023. Simply is Kazakhstan’s first mobile online only neobank, and it served approximately 1.3 million monthly active users at the end of 2023. Beeline Kazakhstan’s digital-first sub-brand IZI is another strategic digital product and grew its customer base by 14% year-on-year and reached approximately 433,000 monthly active users as of the end of 2023.
Distribution
    We distribute our products in Kazakhstan through owned monobranded stores, franchises and other distribution channels. As of December 31, 2023, we had a total of 48 stores in Kazakhstan, as well as 8,273 other points of sale and 648 electronics stores.
Competition
    The following table shows our and our primary mobile competitors’ respective customers in Kazakhstan as of December 31, 2023:

Operator	Customers (in millions)
Beeline Kazakhstan	11.1
Kcell + Tele2/Altel	14.4

Source: Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee, Agency for strategic planning and reforms of the Republic of Kazakhstan, Beeline Kazakhstan data.

According to the Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee and other data sources noted above, as of December 31, 2023, there were approximately 25.4 million mobile connections in Kazakhstan, representing a mobile penetration rate of approximately 127.04% compared to approximately 25.2 million customers and a mobile penetration rate of approximately 129.2% in 2022.

Mobile Business in Bangladesh
    We operate through our operating company, Banglalink Digital Communications Limited (“BDCL” or “Banglalink”) with our brand “Banglalink” in Bangladesh.

Launched in February 2005, Banglalink was the catalyst in making mobile telephone an affordable option for consumers in Bangladesh. Banglalink offers 4G connectivity since 2018 and has focused on 4G-based growth, through network expansion. In 2022, the operator started pursuing a nation-wide growth strategy in its 4G network, expanding its footprint. As of December 31, 2023, Banglalink had 15,208 4G sites covering 86.6% of the Bangladesh population and is recognized by Ookla Speedtest as the nation’s fastest 4G network provider for the last four consecutive years from 2020 to 2023. At the spectrum auction organized by Bangladesh telecommunications regulator BTRC in March 2022, Banglalink acquired 40 MHz of spectrum in the 2300 MHz band, doubling its spectrum holding to 80 MHz, resulting in the highest spectrum per subscriber among mobile network operators. Banglalink phased out its 3G services in May 2024 as part of its strategy to enhance 4G performance by reallocating the network resources.

    The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2023, approximately 94% of our customers were on prepaid plans.
Banglalink also owns Toffee, an infotainment available as a web- and OTT-based service to users of all operators in Bangladesh. In the last quarter of 2023, Toffee aired ICC Men’s Cricket World Cup matches, and closed the year with 8.4 million monthly active users with a 2.4 fold revenue growth year-on-year.
In 2023, Banglalink started transforming its self-care application MyBL into a super-app providing services in mobile learning, mobile health, commerce, content, and music, among others. MyBL recorded a 36.6% year-on-year increase in monthly active users, reaching 7.7 million as of December 31, 2023.
The table below presents the primary mobile telecommunications services we offer in Bangladesh.

Voice
•Voice telephone to postpaid and prepaid customers through voice packs and mixed bundles •VoLTE services – VoLTE was launched on September 25, 2023
Internet and data access
•GPRS, EDGE, 3G and 4G/LTE technology
•Data services provided via pay-per-use and via bundles
Roaming
•Active roaming agreements with 373 GSM networks in 159 countries
•GPRS roaming with 320 networks in 136 countries
•Maritime roaming and in-flight roaming
•Roaming agreements generally state that the host operator bills BDCL for roaming services; BDCL pays these charges and subsequently bills the customer for these services on a monthly basis
VAS
•Call forwarding, conference calling, call waiting, caller line identification presentation, voicemail, and missed call alert
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging
Content/infotainment
•Infotainment platform Toffee, as both web- and mobile OTT-based offering open to users of all operators
•Web- and OTT-based customer care services via MyBL super app
•Access to digital healthcare, mobile learning, games, Islamic section, community, commerce (air tickets, bus tickets, utility bills) and music streaming services via MyBL super app
•Ad-tech capabilities deployed on Banglalink digital channels and are being offered as B2B digital products to business clients
•News alert service; sports related content; job alerts; religious content; Vibe music services; health services (doctor appointment, discounts on health check-up and diagnosis); education contents and games.
•BiP Messenger for digital communication services (launched in the August 22, 2023)

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
(2)On September 19, 2013, following a competitive auction process, Banglalink was awarded a 15-year license to use 5 MHz of technology neutral spectrum in the 2100MHz band and was also awarded a 3G license, for which it paid a total cost of BDT 8,677.4 million (US$111.7 million) (inclusive of 5% VAT), including both a license acquisition fee and a spectrum assignment fee.
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
(6)On April 1, 2022, VEON announced that Banglalink, the Company's wholly-owned subsidiary in Bangladesh, has acquired new spectrum, doubling the company's spectrum holding. Banglalink acquired 40 MHz of spectrum from the 2300 MHz band for US$205 million for a duration of 15 years, payable in ten installments over next 11 years.

LICENSE FEES
Under the terms of its 2G, 3G and 4G/LTE mobile licenses, Banglalink is required to pay the BTRC (i) an annual license fee of BDT 50.0 million (US$0.5 million) for each mobile license; (ii) 5.5% of Banglalink’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

Banglalink’s total license fees (annual license fees plus revenue sharing) in Bangladesh was equivalent to US$36.8 million, US$39.20 million, and US$38.6 million for the years ended December 31, 2023, 2022, and 2021, respectively. In addition to license fees, Banglalink pays annual spectrum charges to BTRC, calculated according to the size of BDCL’s network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year. BTRC has revised the formula for calculating annual spectrum charges on April 5, 2022 with the intention to apply a unified formula to calculate the charges for all of the different spectrum.

BDCL’s annual spectrum charges was equivalent to US$ 18.7 million, US$ 11.9 million, and US$13.7 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Distribution
    As of December 31, 2023, Banglalink’s sales and distribution channels in Bangladesh included 48 monobrand stores, a direct sales force of 65 corporate account managers and 180 zonal sales managers (for mass market retail sales), 54,888 retail SIM outlets, 325,097 top-up selling outlets and the online sales channels. We provide a top-up service through our mobile financial services partners, ATMs, recharge kiosks, international top-up services, SMS top-up and Banglalink online recharge system. Banglalink provides customer support through our contact center, which operates 24 hours a day and seven days a week. The contact center caters to several after-sales services to all customer segments with a special focus on a “self-care” app to empower customers and minimize customers’ reliance on call center agents. In order to stimulate data usage and fast track 4G smartphone penetration in the Banglalink network, we conduct strategic campaigns with leading smartphone brands from time to time. In addition, Banglalink drives the fastest 4G experience from top smartphone retail stores.
Competition
    The mobile telecommunications market in Bangladesh is highly competitive. The following table shows Banglalink and the competitors’ respective customer base in Bangladesh as of December 31, 2023.

Operator	Customers in Bangladesh (in millions)
Grameenphone	82.20
Robi Axiata	58.67
Banglalink	43.48
Teletalk	6.46

Source: Bangladesh Telecommunication Regulatory Commission (“BTRC”). Note, for market data BTRC uses its own definition for subscribers, For external reporting purposes Banglalink uses a more stringent criteria, counting only charged users for the reporting of its Active 3-months subscriber base.

    According to the BTRC, the top three mobile operators, Grameenphone, Robi Axiata and Banglalink, collectively held approximately 96.61% of the mobile market which consisted of approximately 190.81 million customers as of December 31, 2023, compared to approximately 180.20 million customers as of December 31, 2022.
Mobile Business in Uzbekistan
    In Uzbekistan, we operate through our operating company, LLC “Unitel,” and our brands, “Beeline” and “OQ.”
    Our 4G/LTE services were commercially launched in 2014. Unitel was the first mobile operator in Uzbekistan to provide 4G/LTE services. It is currently offering a digital portfolio that includes mobile financial services, web – and OTT-based content applications and B2B services including big data analytics.
The table below presents the primary mobile telecommunications services we offer in Uzbekistan.

Voice
•Airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic (via 2G GSM, VoLTE) and roaming fees for airtime charges when customers travel abroad

•GSM service is provided in 2G, 3G and 4G networks; call duration for one session is limited to 60 minutes
Internet and data access
•GPRS/EDGE/3G/4G/LTE networks
Roaming
•Active roaming agreements with 486 GSM networks in 186 countries
•GPRS roaming with 436 networks in 165 countries
•CAMEL roaming through 306 networks in 137 countries
•Roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis
VAS
•Call forwarding; conference calling; call blocking; SMS-inform and call waiting
•Two-step verification process for VAS subscriptions (the “double yes” program) was successfully implemented.
Messaging
•SMS
Entertainment
•Beeline TV (100+ channels, +18K films and series); Beeline Music (25+mln. tracks); Games (3000+ mobile games), Beeline Press (newspaper and magazine aggregator); BiP messenger for digital communication.
•Second brand OQ.

FinTech
•Beepul fintech application offers a financial services including bill payments (telco payments and top-ups, utility, other government and commercial services), and P2P transfers.
Self-care
•Beeline app (3,95 mln MAU, 50% penetration in 1M active base, +1 mln users year-on-year). Launch of new services – seasonal fairs, Beefortuna PLUS, insurance marketplace, offline mode and etc.
•Beeline web. New engine with better capacity and performance, updated UX/UI.

Other
•Launch of targeted SMS with dispatch of more than 1 million SMS in 2023
    The table below presents a description of business licenses relevant to our mobile business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
GSM900/1800(1)	Nationwide	August 7, 2031
3G(1)	Nationwide	August 7, 2031
4G/LTE(1)	Nationwide	August 7, 2031
International Communication Services License	Nationwide	2026
Data Transfer	Nationwide	Unlimited(2)
Inter-city communication services license	Nationwide	2026
TV broadcasting	Nationwide	August 18, 2028

(1)Requires annual license fee payments (due not later than 30 days before the start of the next license year).
(2)License for exploitation of the data transfer network does not have a fixed term, and the license for design, construction and service provision of data transfer network was renewed in June 2020 with an unlimited term.

LICENSE FEES
In 2023, Unitel LLC made payments for spectrum and licenses with the following split: the annual fee for use of radio frequency spectrum in the total amount of US$5,809,923 and licenses fees in the total amount of US$4,006,775 paid to the state budget.

Mobile bundles
    In 2023, Unitel LLC tripled the new customer entry fee and introduced new price plans that give customers the discretion to activate different parameters of data services through a self-care application.

We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2023, approximately 89% of our customers in Uzbekistan were on prepaid plans. In Uzbekistan, we offer a portfolio of tariffs and products for the prepaid system designed to cater to the needs of specific market segments, including mass-market customers, youth customers and high value contract customers. In addition, we have the following four segments in our postpaid system: large accounts, business to government, SME and SOHO.
Digital services
Beeline Uzbekistan offers a full portfolio of digital services to its customers, including services in mobile TV (Beeline TV), music (Beeline Music), gaming, communication and mobile financial services. In 2022, the company started offering big data solutions to its B2B customers.
We launched OQ on October 31, 2023, an application that combines communication and media content services, giving customers the opportunity to connect to the network remotely thanks to an integrated personal identification system. BiP, a free instant communication app, has been launched on November 24, 2023. In 2023, we continued investing in the development of IT education for Uzbekistan youth. Fifty grants totaling US$100,000 were awarded to talented young IT-specialists for cybersecurity training at Astrum IT Academy. We also invested US$155,000 into the Beeline Academy with first graduates consisting of young IT specialists and Beeline IT personnel who completed courses on basic and advanced level cybersecurity.

Distribution
    As of December 31, 2023, our sales channels in Uzbekistan include 45 owned offices, 756 exclusive stores and 2,167 multi-brand stores.
Competition
    The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2023, based on available GSMA Intelligence market data and counting methodologies:

Operator	Customers (in millions)
LLC “Unitel”	8.4
Ucell	11.2
UzMobile (Uzbektelecom)	9.8
UMS	3.6
Perfectum	0.1

Source: GSMA Intelligence. Regulatory disclosures are not available in Uzbekistan, and sources may cite different numbers, due to approaches for calculation and definitions.

    According to GSMA, as of December 31, 2023, there were approximately 33.4 million mobile connections in Uzbekistan, representing a mobile penetration rate of approximately 94.2% compared to approximately 32.3 million connections and a mobile penetration rate of approximately 92.6% as of December 31, 2022.

Mobile Business in Others
    The “Others” category represents our operations in Kyrgyzstan. Our Kyrgyzstan business operates under the brand name “Beeline Kyrgyzstan” and provides mobile services as well as mobile financial services through its Balance KG application. For information on reportable segments, see Item 5—Operating and Financial Review and Prospects—Reportable Segments.
As of December 31, 2023, Beeline Kyrgyzstan served 88% of its mobile customer base with prepaid offers and 12% with postpaid.

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

Internet and Data Access
•3G and 4G/LTE services
•Technology neutral licenses
Roaming
•Voice: 450 networks in 133 countries
•GPRS: 321 networks in 108 countries
•4G/LTE: 239 networks in 92 countries
•CAMEL: 286 networks in 104 countries
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

VAS
•Caller-ID; voicemail; call forwarding; conference calling; call blocking, call hold and call waiting
Messaging
•SMS, voice messaging and mobile instant messaging
Content/Infotainment/Entertainment
•SMS CPA, Voice CPA, RBT, voice services (including referral services), geolocation based services, content downloadable to telephone (including music, pictures, games and video); access to radio/television/ VOD broadcasting online or via mobile app
•Beeball
•Ukmush TV platform

DFS
•Balance transfer, trusted payment, mobile wallet •Balance.kg

    The table below presents a description of business licenses relevant to our mobile business in Kyrgyzstan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Licenses (as of December 31, 2023)	Expiration
Radio spectrum of 2600 MHz for the certain territory of Kyrgyzstan (technology neutral) 2530-2550MHz/2650-2670MHz	February 2030
Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 796-801MHz/837-842MHz	September 2025
Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 791-796MHz/832-837MHz	December 2026
Radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)	October 2024 (1)
National license for electric communication service activity	Unlimited term
Radio spectrum for the operation of radio relay station for the entire territory of Kyrgyzstan	December 2024 (2)
National license for services on data traffic	Unlimited term
Radio spectrum of 2360 – 2400 MHz (technology TDD) for Bishkek city	October 2031
(1) The license for radio spectrum of 900 MHz, 1800 MHz and 2100 MHz was renewed in September 2024 for a period of 5 years and will expire on October 30, 2029
(2) In accordance with local law, we plan to submit an application for the renewal of the license for radio spectrum for the operation of radio relay station before November 13, 2024. Should the renewal be granted, the renewed license will expire in December 2029. License renewals are typically granted by the regulator except in cases of inefficient use of the provided spectrum, significant violations by the operator or other equivalent circumstances.
Distribution
We distribute our products in Kyrgyzstan through owned monobranded stores, franchises and other distribution channels. As of December 31, 2023, we had 79 stores in Kyrgyzstan (as well as 7000+ other points of sale).

Mobile customers and mobile penetration rate
    The table below presents our total number of customers and the total mobile penetration rate for all operators in Kyrgyzstan as of December 31, 2023 and December 31, 2022.

2022(1) (millions of customers)	Mobile Penetration	2023(1) (millions of customers)	Mobile Penetration
7.4	104.7%	7.6	105.5%

(1)    Source: Open source reports of Service and Supervision in the Field of Communication under the Ministry of Digital Development of the Kyrgyz Republic
Description of Our Fixed-line Telecommunications Services
    In Pakistan, we offer internet and data connectivity services over a wide range of access media, covering major cities. We also provide cross border transit services. In Ukraine we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic networks. We also offer Internet-TV using FTTB (Fiber to the building) technology in Ukraine. In Kazakhstan, we offer a range of fixed-line business services for B2O, B2B and B2C segments. In Uzbekistan, we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic and satellite-based networks. We do not offer fixed-line telecommunications services in Bangladesh or Kyrgyzstan.
Fixed-line Business in Pakistan
The table below presents a description of the fixed-line telecommunications services we offer in Pakistan.

Services
•Data and voice services over a wide range of access media, covering more than 225 locations, including all the major cities
•Data services being provided to the enterprise customers include: dedicated internet access, VPN (virtual private networking), leased lines & fixed telephone
•Domestic and international transit leased lines, domestic and international MPLS, and IP transit services through our access network
•High-speed internet access (including fiber optic lines)
•Software-Defined Wide Area Network (“SD-WAN”)
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

Distribution
    We utilize a direct sales force in Pakistan for enterprise customers. This dedicated sales force has three channels dedicated to SMEs, large/key accounts and business-to-government. These channels are led by individual channel heads who further employ a team of regional sales managers in different regions, which are further supported by a sales force, including team leads and key account managers. Keeping in view the growing demand for connectivity throughout the country we have partnered externally to enable a new indirect sales channel team specifically targeting those areas where our direct sales teams are not available. There is also a centralized telesales executive team led by a manager who upsells through targeted campaigns.
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

Services	License	Expiration
Long Distance & International (“LDI”)	Nationwide and International	2024
Local Loop (fixed line and/or wireless local loop with limited mobility)	Regional	2024(1)
Telecom Tower Provider (“TTP”)	Nationwide	2032
(1)    Our wireless local loop license will expire in November 2024. We have applied with the PTA for the renewal of our regional WLL license under the category of a national fixed line license (without spectrum), which, if approved, will allow us to continue our operations nationwide.
Fixed-line Business in Ukraine
The table below presents a description of the fixed-line telecommunications services we offer in Ukraine.

Services
•Corporate internet access using various last mile technologies (optical and copper lines, FTTB, xDSL, MW RRL, WiMax, Wi-Fi, 2/3/4G) at speeds ranging from 2 Мbit/s to 10 Gbit/s and additional services (IP-addresses, BGP, Backup, SLA, corporate Wi-Fi, DDos protection)

•Fіxed-line telephone: IP-lines, SIP-Trunk, analog telephone, ISDN PRI, 0-800, Virtual PBX
•Data transmission (IPVPN and VPLS)
•FMC
•FTTB services tariffs for fixed-line broadband internet access targeted at different customer segments
Coverage
•Provided services in 130 cities in Ukraine
•Engaged in a project to install FTTB for fixed-line broadband services in approximately 44,393 residential buildings providing over 61,389 access points.
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
Competition
As a result of martial law declared in Ukraine, government figures on the voice services, data services and retail internet services market for the end of 2021, 2022 and 2023 are not available. Based on data from the National Commission for the State Regulation of Communications (“NCCIR”) as of September 30, 2021, we estimate that there are more than 3,000 internet service providers in Ukraine. According to the NCCIR, as of September 30, 2021, Kyivstar led the fixed broadband market with 1.2 million customers, which corresponded to a 14.5% market share. The table below presents our primary competitors in Ukraine in the services indicated according to the latest published information from NCCIR available to us (which is as of September 30, 2021). The market share information of the top five ISPs has not been provided due to the lack of current figures from the NCCIR.

Voice Services(1) and Data Services(2)
Ukrtelecom	Data Group	Farlep-Invest (Vega)
Retail Internet Services
Kyivstar	Ukrtelecom	Data Group and Volia
(1)    Voice service market for business customers only.
(2)    Data services for corporate market only.
Source:     NCCIR as of September 30, 2021

Distribution
    Our company emphasizes high customer service quality and reliability for its corporate large accounts while at the same time focusing on the development of its SME offerings. We sell to corporate customers through a direct sales force and various alternative distribution channels such as IT servicing organizations and business center owners, and to SME customers through dealerships, direct sales, own retail and agent networks. We use a customized pricing model for large accounts which includes service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing. We use standardized and campaign-based pricing for SME customers. Our residential marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. In addition, we have been able to benefit from cross-selling our products. As of December 31, 2023, our penetration of fixed-mobile convergence (“FMC”) in fixed broadband was 81%, due to a high level of migration of mobile customers to FMC.
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
Fixed-line Business in Uzbekistan
In Uzbekistan, we provide B2B and O2O (Operator to Operator) offerings. The table below presents a description of the fixed-line telecommunications services we offer in Uzbekistan.

Services
•Fixed-line services, such as network access
•Internet and hardware and software solutions, including configuration and maintenance
•High-speed internet access (including fiber optic lines and fixed wireless access)
•Telephone
•Long distance and international long-distance telephone
•Dedicated lines of data transmission
•Dedicated line access and fixed-line mobile convergence
Coverage
•Provided services nationwide
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
•Others
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
    The voice, data, value-added, connectivity, and other services that we provide may expose us to sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate. We currently face civil instability within our geographic footprint, and in this context, changes in local regulation and laws can be unpredictable, arbitrary and/or politically motivated, and such changes may result in material adverse consequences for the Group. Under the circumstances of the ongoing war in Ukraine, military conflicts, and civil unrest in other countries in which we have a footprint, governments have in the past and could in future pass and enforce sanctions and other measures that materially and adversely impact our operations or our ownership in our businesses, without regard to pre-existing laws and foreign investment assurances. In addition, as a global telecommunications company, we have roaming and interconnect arrangements with mobile and fixed-line operators located in the majority of countries throughout the world, including in countries that are the target of certain sanctions restrictions. For a discussion of the sanctions regimes we are subject to, including the risks related to such exposure, see Item 3.D—Risk Factors—Regulatory, Compliance and Legal Risks—Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.
Seasonality
Telecommunications services are often impacted by seasonality, with certain months seen as higher consumption periods and others as low. Given the geographical diversity of our markets and the re-distribution of our Group revenues in a way that each operating company has a noticeable impact, it is not possible to talk about high and low seasons for the Group as a whole. Seasonality trends might be further disrupted, somewhat materially, but not fully predictably, by the changing time of Ramadan and the Islamic religious festivals in Pakistan and Bangladesh, the timing or timings of our operating companies’ repricing actions and the large-scale network rollouts. In 2023, our business continued to be impacted, to some extent, by each of these trends. We continued to experience impacts on business as a result of the onset of the war in Ukraine (including the infrastructure damage and the population displacement it generated as well as the depreciation of local currencies). We were also impacted by the cyber-attack on Kyivstar in December 2023, the subsequent network shutdown and the customer retention programs which followed. We were further impacted by extreme climate events, such as the cyclone in Bangladesh and floods in Pakistan as well as the pre-election climate and consumer sentiment in those markets. These irregularities, as well as some residual impacts of COVID in 2021 and 2020, make it impossible to isolate the specific impact of seasonality, if any, on our business through 2023.

Corporate Governance
As a Bermuda incorporated exempt company with ADSs listed on the NASDAQ Capital Market, the Company follows a set of governance principles other than the Dutch ones, and as the Dutch Corporate Governance Code only applies to companies incorporated in the Netherlands, we have chosen not to comply with the best practice provisions of the Dutch Corporate Governance Code as at the date of this report. However, annually, we do consider and make an assessment of our directors’ independence, as if the Dutch Corporate Governance Code applied to us, and we also consider the principles of the Dutch Corporate Governance Code from time to time in other matters. There is also no other external corporate governance code that the company follows.
The Company has implemented a Code of Conduct that sets forth the framework and principles in key areas, including our zero tolerance for bribery, to ensure we adhere to the highest standards of ethical conduct. The Company also has a Business Code of Conduct which established basic requirements and responsibilities for our business partners. Please refer to Item 16.B—Code of Ethics for further information on the Company.
The Company’s zero tolerance for bribery is underpinned by VEON’s Anti-bribery and Corruption policy which outlines the Company’s risks related to bribery and corruption, highlights VEON Group personnel’s responsibilities under the relevant anti-corruption laws and Company policies, and provides the tools and support necessary to identify and combat those Bribery and Corruption risks. Other related policies include the Anti-Money Laundering and Counter-Terrorist Financing Policy (AML/CTF Policy), Sanctions and Export Controls Policy, Conflict of Interest Policy, Third Party Risk Management Policy, Group Contracting Framework and Speak Up: Raising Concerns and Non-Retaliation Policy.
Regarding third party due diligence and standards for the selection, screening, engagement, retention, and monitoring of all third parties. Key requirements include:

a.all third parties must be screened for sanctions and restricted party risk in accordance with the requirements of the Sanctions Policy and the AML/CTF Policy;
b.selection, engagement, and retention of business partners, are subject to a risk-based evaluation, including risk assessment and due diligence -the risk assessment must also include a check against our “red flag vendors list”; and
c.implementation of a risk-based approach for conducting ongoing monitoring of business partners throughout the course of the relationship to ensure, amongst other criteria, the business partners are in compliance with the Business Partner Code of Conduct.

The Guidelines for OpCo CSR Strategies and Social Contributions codify that the Company does not make donations of any type, either in cash or in kind, to political parties, organizations, factions or movements of public or private nature, whose activity is clearly linked with political or religious activities. In adherence with the principles of transparency the Company also publishes its corporate citizenship strategy, performance and programs in its annual sustainability report.

Information Technology and Cybersecurity
We have restructured VEON’s cybersecurity policy landscape to properly reflect our ambitions to become an information security certified company through reworking all of our cybersecurity standards to provide tactical cybersecurity guidance in accordance with ISO 27001 and certain process handbooks (especially risk management and incident management handbooks) at the operational level. In order to enhance collaboration across the VEON Group, we commenced a new roadmap initiative to enhance alignment and transparency between HQ and our operating company cybersecurity teams. We have conducted several collaboration sessions with various operating company teams to identify potential improvement areas and to align on a future roadmap plan with special focus placed on potential cybersecurity threats. In December 2023, we engaged an independent external service provider to assess the maturity and compliance level of our HQ information security management system against industry standard ISO 27001 and achieved ISO 27001 certification in September 2024.

For a description of our cybersecurity governance procedures, policies and strategies, as well as a discussion of our cybersecurity incidents, if any, see Item 16.K - Cybersecurity.
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

Sustainability
    The Group CFO oversees the corporate sustainability (ESG) program and confers with our management in connection with executing its duties. The Company’s approach with respect to corporate sustainability is defined and reviewed periodically by the “ESG Steering Committee” chaired by the Group CFO with all relevant Group-level directors as members of the ESG Steering Committee.
    Our approach to sustainability goes beyond corporate social responsibility and is centered around our mission to provide customers with connectivity, access to information and other vital digital services. We believe that connectivity and communication are essential humanitarian needs, whether it be connecting with loved ones, seeking help or searching for information and news from reliable sources, which entails a strong emphasis on the “social” pillar of the ESG framework. Through our strategy based on three pillars – “Digital Operator 1440”, “Digital Assets”, and “Infrastructure” – we transform lives, create opportunities for greater digital inclusion, empower people and drive economic growth. We engage with VEON stakeholders aiming to the sustainable value creation and long-term success of our business. Our digital entrepreneurship and digital skills and literacy programs help us to contribute to long-term socioeconomic value for the communities we serve. Through promoting digital equity and inclusion and creating new opportunities for participants, these programs also contribute to the demand for digital products and services, which in turn creates new opportunities for our business. In parallel with the

“social” elements of our approach to ESG, we simultaneously ensure due attention is paid to the “governance” pillar. Indeed, we strive to act as good corporate citizens, promoting and reinforcing ethical business behavior with responsible corporate governance all with the aim of delivering on operational performance. VEON is committed to creating social and business value by making impactful investments that help create new services, partnerships and forums, which in turn enable and empower the people we serve across our markets.

    Our Integrated Annual Report 2023 is guided by the principles of stakeholder engagement and materiality of the Global Reporting Initiative (GRI), utilizes ESG KPIs for the Mobile Industry recommended by GSMA as well as WEF’s Stakeholder Capitalism metrics and is aligned with the UN’s 17 Sustainable Development goals.
As part of our reporting cycle, we assess the effectiveness of our sustainability strategy and revise it when needed.
Our approach to the identification, management and evaluation of sustainability is guided by three main principles:
•Stakeholders: By engaging with our stakeholders, we understand their concerns and expectations, and consider their opinions in our decision-making;
•Materiality: We conducted our most recent materiality assessment in 2022, which defined our priority topics to focus on as a Company, following engagement with internal and external stakeholders. Over the past year, the Board and management reviewed this materiality analysis, and believe these issues are still the most relevant to VEON and its stakeholders. VEON has therefore remained focused on progressing with the economic, social, environmental and governance issues that are most material to our business and stakeholders. VEON’s material topics shape our approach to earning and preserving value for our stakeholders, while our license to operate focuses on efforts aimed at improving and sustaining our operations. Altogether, these are VEON’s material matters, emphasizing the most critical areas that provide long-term sustainable benefits to all our stakeholders; and
•Accountability: We are accountable to our stakeholders through the publication of our Integrated Annual Report. We also share periodic updates with internal stakeholders, including members of management, to inform them about key sustainability-related developments and our sustainability performance.
    Our approach to sustainability disclosures meets Global Reporting Initiative standards at the “core” level, follows the guidance in the AA1000 Accountability Principles Standard and is influenced by International Integrated Reporting Council guidance. For the AA1000 Principles, our assured engagement was planned and performed to meet the requirements of a Type 1 “moderate level” of assurance as defined by AA1000 Assurance Standard (AA1000AS) 2008.
In February 2024, MSCI upgraded VEON’s ESG rating from “A” to “AA” for its Environmental, Social, and Governance performance1. We are also proud to be a member of the GSM Association’s (GSMA) climate action taskforce and are planning to align with the organization’s goal of achieving net-zero GHG emissions for our industry by 2050. By taking this step, we are working towards setting climate action targets for our business that help our industry meet its emissions objectives. Furthermore, all our operating companies participated, for the first time in 2023, in the GSMA’s “Energy Benchmark Initiative.”

Our support for our industry’s ambitions corresponds with a variety of existing initiatives to reduce the energy intensity of our business. VEON continues to work to further reduce the Group’s emissions wherever possible, committing and acting by moving more toward focusing on how to further reduce energy consumption. We are committed to mitigating our carbon footprint and the rollout of network energy-efficiency measures, which will contribute to a low-carbon economy as well as offer us the potential to reduce our operating costs over time. We continue to upgrade existing diesel- and petrol-powered units with more energy-efficient, hybrid and renewable energy-powered network equipment and, where practical, increase the number of base transceiver stations situated outside to reduce the energy use involved in keeping them cool. In some markets we share tower capacity with other operators, which has had a direct positive impact on our energy consumption and our environmental footprint. We keep abreast of local environmental legislation and strive to reduce the environmental impact of our operations through responsible use of natural resources and by reducing waste and emissions.

Our operating companies continue to develop innovative solutions to reduce energy intensity, such as powering telephone exchange stations on solar energy, installing state-of-the-art on-grid photovoltaic systems and carrying out training on renewable energy solutions to ensure stakeholders are aware of our carbon– and cost-saving benefits. Across our organization, we continued working on reducing the carbon footprint of our offices, with a variety of initiatives including switching to LED lighting. Additionally, our recent decision to encourage hybrid working as a permanent change to our HR policy at our Amsterdam and Dubai offices will enable us to make an additional contribution to reducing the carbon footprint of our headquarters function.

1 The use by VEON of any MSCI ESG RESEARCH LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of VEON by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Diversity, Equity and Inclusion

Within ESG, a particular focus for the Company, as a major employer, is diversity, equity and inclusion (DE&I). In December 2022, the Company appointed Ana de Kok Reyes as Group Diversity and Inclusion officer to strengthen our commitment to DE&I, ensuring our vision is aligned across our footprint and deploying best practices across our workforce. In 2023, the Company also adopted a 360-degree approach to DE&I which considers a multitude of perspectives which captures people, product, partner and community.

We have also undertaken a number of DE&I initiatives at the operating company level. For example, in 2023, Jazz, our operating company in Pakistan, launched an industry-first program for female leadership development in collaboration with the country’s top business school in hopes of addressing the gender leadership gap. This five-year program provides scholarship for leadership development training programs and aims to train 1,000 women leaders to serve the nation by 2028. At Jazz, we have also adopted “She’s Back,” which is a women returnship platform for bringing women back to work after a career break. In our Kazakhstan operating company, we have implemented initiatives that provide or promote the establishment of waiting rooms for children in major offices, remote and hybrid work schedules, access to educational platforms during maternity/paternity leave and maternity leave pay above the mandatory minimum level to help parents and women stay productive and build fulfilling careers without sacrificing their family lives.

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
The following information is disclosed pursuant to Section 13(r) of the Exchange Act. The gross revenue and aggregate revenue amounts expressed in this section are in absolute figures (i.e., not expressed in thousands or millions). Some transaction sizes are very small.
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
    Our non-U.S. subsidiaries have roaming agreements with the following GSM mobile network operators in Iran which may be owned, controlled or otherwise affiliated with the government of Iran: MTN Irancell, RighTel and Mobile

Telecommunications Company of Iran. During 2023, our gross revenue received from roaming arrangements with MTN Irancell, RighTel and Mobile Telecommunications Company of Iran was approximately US$2,222, US$12 and US$161, respectively. We recorded approximate net losses from roaming arrangements with MTN Irancell, RighTel and Mobile Telecommunications Company of Iran of US$143,231, US$8,120 and US$309, respectively.
    Our non-U.S. subsidiaries have the following agreements with Iranian embassies. During 2001, VimpelCom began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. In response to our inquiry relating to the amount of such services provided, VimpelCom informed us that through October 9, 2023 (the date of the completion of the sale of our stake in VimpelCom), the approximate gross revenue for these services was US$16,358. During 2013, our Pakistan subsidiary, Jazz, began providing mobile telecommunications services to the Embassy of Iran in Islamabad. The approximate gross revenue for these services in 2023 was US$3,126. During 2004, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The approximate gross revenue for these services in 2023 was US$479.
In 2024, in connection with enhanced sanctions screening procedures that we implemented, we found that one of our non-US subsidiaries has been providing telecommunications services to a subsidiary of an Iranian bank in Uzbekistan since prior to our acquisition of that entity in 2006. The gross revenue for these services in 2021, 2022 and 2023 was approximately US$249, US$296 and US$607, respectively. The gross revenue for these services from 2006 through 2020 was approximately US$27,622.
During 2007, our Bangladesh subsidiary, Banglalink, began providing telecommunications services to the Embassy of Iran in Dhaka. The approximate gross revenue for these services in 2023 was US$34.
On April 15, 2021, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) designated Pozitiv Teknolodzhiz, AO (“Positive Technologies”) on the Specially Designated Nationals and Blocked Persons List pursuant to Executive Order 14024, “Blocking Property with Respect to Specified Harmful Foreign Activities of the Government of the Russian Federation,” and Executive Order 13382, “Blocking Property of Weapons of Mass Destruction Proliferators and Their Supporters.” Following the sanctions designation, VEON identified that its subsidiary in Russia (VimpelCom) had relationships with either Positive Technologies or its affiliate PT Global Solutions Limited (“PT Global”). These relationships involved Positive Technologies and/or PT Global either providing cybersecurity assessment services to, or receiving telecommunications services from VimpelCom. The telecommunications customer services transactions with Positive Technologies and/or PT Global through October 9, 2023 have resulted in aggregate revenue of approximately US$250,985. These activities with Positive Technologies and/or PT Global were in compliance with applicable laws, including sanctions regulations administered by OFAC, as well as VimpelCom’s legal obligations under Russian law to provide certain telecommunications services.
C. Organizational Structure
See — Business Overview.
D. Property, Plants and Equipment
Buildings
    Our office in Amsterdam is leased. Our global headquarters activities are currently hosted in Amsterdam which consists of a 1020 square meter office with 33 workplaces, and we have subleased parts of our Amsterdam office since February 2020. On December 31, 2022, we entered into a lease for office space in the DIFC consisting of 500 square meters with 26 workspaces. Our DIFC office became operational in mid-June 2023 at which time we closed our small satellite office in Dubai Internet City which preciously opened in March 2022. On October 14, 2024, we announced our intention to relocate our Group headquarter activities from Amsterdam to the DIFC . Our London office at 15 Bonhill Street, London EC2A 4DN has been fully subleased since January 2019, and accordingly, we no longer have any designated office space in London. Our operating companies and subsidiaries each own and lease property used for a variety of functions, including administrative offices, technical centers, data centers, call centers, warehouses, operating facilities, sales offices, main switches for our networks and IT centers. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.
Telecommunications Equipment and Operations
    The primary elements of our material tangible fixed assets are our networks.

Mobile network infrastructure
    Our mobile networks, which use mainly Ericsson, Huawei, ZTE and Nokia equipment, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We select suppliers based mainly on compliance with technical and functional requirements and total cost.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2022 compared to 2021, refer to this Item 5—Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on July 24, 2023, excluding the discussion related to the adjustments to our Consolidated Income Statement, Consolidated Statement of Cash Flows and capital expenditures that have been made following the classification of Russia as a discontinued operation (see Note 10—Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements), which is discussed in this Item 5.
The following discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes included in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to numerous factors, including the risks discussed in Item 3.D— Risk Factors.

Overview
    VEON is a leading global provider of connectivity and internet services, currently headquartered in Amsterdam. Present in some of the world’s most dynamic markets, VEON currently provides more than 160 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in several countries: Pakistan, Ukraine, Kazakhstan, Uzbekistan, Bangladesh and Kyrgyzstan. We provide services under the “Jazz,” “Kyivstar,” “Banglalink” and “Beeline” brands.
    VEON generates revenue from the provision of voice, data, digital and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
Reportable Segments
    We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
    As of December 31, 2023, our reportable segments consist of the following segments: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.
On November 24, 2022, VEON announced the sale of its Russian operations, and the Russian business was, in line with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) requirements, treated as a discontinued operation and accounted for as an “Asset held for sale.” The sale of our Russian operations was completed on October 9, 2023. Our Algerian business, following the exercise of the put option for our stake in Algeria on July 1, 2021 and subsequent completion of sale transaction on August 5, 2022, was disposed of (refer to Note 10 —Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements attached hereto for further details).

We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the group in Amsterdam and Dubai and costs relating to centrally managed operations, and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA.

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
Key Developments for the year ended December 31, 2023
Completion of Sale of Russian operations
On October 9, 2023, VEON announced the completion of its exit from Russia with closing of the sale of its Russian operations. On September 13, 2023, VEON and the buyer agreed on certain amendments to the Share Purchase Agreement (“SPA”) which had no material impact on the economic terms of the original transaction announced on November 24, 2022.
During the year ended December 31, 2023, VimpelCom independently purchased US$2,140 million equivalent of VEON Holdings bonds (based on applicable foreign exchange rates on the relevant purchase dates) in order to satisfy certain Russian regulatory obligations. VEON Holdings redeemed US$406 million of these notes from VimpelCom following their maturity in September 2023.
Upon the completion of the sale of our Russian Operations, VEON Holdings bonds representing a nominal value of US$1,576 million which were acquired by VimpelCom were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB 130 billion (approximately US$1,294 million on October 9, 2023) on a non cash basis resulting in no impact on our cash flows.

The remaining deferred consideration of US$72 million as of December 31, 2023 was offset against VEON Holdings bonds acquired by VimpelCom representing a nominal value of US$72 million, in July 2024, in compliance with applicable regulatory licensing after receiving the relevant regulatory approvals. In addition, there was a US$11 million receivable against the sale of towers in Russia recognized in prior periods that was also assigned to the Company as part of the sale transaction. Refer to Note 23 for further details.
The financial impact of the sale of our Russian operations is a loss of US$3,746 million recorded within (Loss) / Profit after Tax from Discontinued Operations” in the Consolidated Income Statement, primarily due to US$3,414 million of cumulative currency translation losses which accumulated in equity through other comprehensive income and recycled through the consolidated income statement on the date of the disposal. Overall, the sale of the Russian Operations resulted in significant deleveraging of VEON’s balance sheet. For further details, refer to Note 10.

(1) Based on the applicable USD / RUB exchange rates at the applicable purchase dates (which took place between February 2023 and September 2023).
Agreement between Banglalink and Summit regarding the sale of its Bangladesh tower assets
On November 15, 2023, VEON announced that its wholly owned subsidiary, Banglalink, has entered into an Asset Sale and Purchase Agreement (“APA”) and Master Tower Agreement (“MTA”), to sell a portion of its tower portfolio (2,012 towers, nearly one-third of Banglalink's infrastructure portfolio) in Bangladesh to the buyer, Summit, for BDT 11 billion (US$97 million). The closing of the transaction was subject to regulatory approval which was received on December 21, 2023. Subsequently, the deal closed on December 31, 2023. Under the terms of the deal, Banglalink entered into a long-term lease agreement with Summit under which Banglalink will lease space upon the sold towers for a period of 12 years, with up to seven optional renewal periods of 10 years each. The lease agreement became effective upon the closing of the sale.
As of November 15, 2023, the Bangladesh towers were classified as assets held for sale. Following the classification as disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of the Bangladesh tower assets. As a result of the closing of the sale on December 31, 2023, control of the towers was transferred to Summit and Banglalink recognized the purchase consideration of BDT 11 billion (US$97 million) net of cost of disposals containing legal, regulatory and investment bankers costs amounting to BDT 855 million (US$8 million). The consideration was receivable as of December 31, 2023, and payment was subsequently received in January 2024 upon the final completion date under the terms of the APA. As a result of applying sale and leaseback accounting principles to the lease agreement under the terms of the deal, Banglalink recognized a gain on sale of assets of BDT 4 billion (US$34 million), right-of-use assets of BDT 550 million (US$5 million) representing the proportional fair value of assets (towers) retained with respect to the book value of assets (towers) sold amounting to BDT 950 million (US$9 million) and lease liabilities of BDT 6 billion (US$52 million) based on a 12 year lease term, which are at market rates. Additional right-of-use assets and lease liabilities of BDT 4 billion (US$40 million) were recognized for total right-of-use assets of BDT 5 billion (US$45 million) and total lease liabilities of BDT 10 billion (US$92 million).
Cybersecurity Incident in Ukraine
On December 12, 2023, VEON announced that the network of its Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. The Company’s technical teams, working relentlessly and in collaboration with the Ukrainian law enforcement and government agencies and the Security Service of Ukraine, restored services in multiple stages starting with voice and data connectivity. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services, and that mobile voice and internet, fixed connectivity and SMS services as well as the MyKyivstar self-care application were active and available across Ukraine.
After stabilizing the network, although there was no legal obligation to do so, Kyivstar immediately launched offers to thank its customers for their loyalty, initiating a “Free of Charge” program offering one month of free services on certain types of contracts. Furthermore, on December 21, 2023, Kyivstar announced a donation of UAH 100 million (US$3) would be made towards Ukrainian charity initiatives.
Largely due to the limited period during which the critical services were down, there was no material financial impact on our consolidated results for the year ended December 31, 2023 due to these service disruptions, or due to costs associated with additional IT capabilities required for restoring services, replacing lost equipment or compensating external consultants and partners in 2023. The incident had a significant impact on consolidated revenue results for the six-months ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue in 2024 was US$46 million.

VEON expects no further impact on its financial results arising from the customer loyalty measures under the retention programs, which ended during the first half of 2024.
VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. The Ukrainian government also conducted an investigation to support the recovery efforts. All investigations were concluded as of June 30, 2024, and has resulted in an in depth analysis into details of how the attack was executed and how this can be prevented in the future.
Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to manage evolving cyber threats, protect business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. Further, VEON Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2).
VEON’s Scheme of arrangement (the “Scheme”)
Following the announcement made by VEON on November 24, 2022 to launch a scheme of arrangement to extend the maturity of the 2023 Notes (the 5.95% notes due February 2023 and 7.25% notes due April 2023), the initial proposed scheme was amended on January 11, 2023 and on January 24, 2023, the Scheme Meeting was held and the amended Scheme was approved by 97.59% of the Scheme creditors present and voting.
On January 30, 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of VEON Holdings’ 2023 Notes (the “Order”). On January 31, 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies. The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes would be amended to October and December 2023, respectively.
On April 3, 2023, VEON announced that each of the conditions had been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders were entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right was granted requiring VEON Holdings to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 million of the October 2023 Notes and holders of US$294 million of the December 2023 Notes exercising the Put Option. The aggregate put option premium paid was US$9 million. The 2023 Put Option was settled on April 26, 2023. The remaining October 2023 notes were repaid at maturity including an amendment fee of US$1 million. The notes maturing in December 2023 were called earlier and repaid on September 27, 2023, including an amendment fee of US$1 million. For further details, refer to further discussion in Note 16-Investments, Debt and Derivatives.
VEON US$1,250 million multi-currency revolving credit facility agreement
On April 20, 2023, and May 30, 2023, the outstanding amounts under RCF facility have been rolled-over until October 2023 for US$692 million and November 2023 for US$363 million. Further these outstanding amounts were rolled-over until January 2024 for US$692 million and February 2024 for US$363 million. The RCF has subsequently been repaid and canceled in March 2024.
Ukraine prepayment
In 2023, Kyivstar fully prepaid all of its remaining external debt which includes a UAH 1,400 million (US$38 million) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21 million).
PMCL syndicated credit facility
PMCL fully utilized the remaining PKR 10 billion (US$41 million) under its existing PKR 40 billion (US$164 million) facility through drawdowns in January and April 2023.
BDCL syndicated credit facility
BDCL utilized BDT 5 billion (US$45 million) out of new syndicate credit facility of BDT 8 billion (US$73 million) during November 2023. The tenor of the facility is five years.
KaR-Tel Limited Liability Partnership ("KaR-Tel") credit facility

KaR-Tel utilized KZT 9.8 billion (US$22) from the bilateral credit facility with ForteBank JSC during the period of September to December 2023. Through a deed of amendment signed in February 2024, the maturity of the facility was extended to November 2026 and facility amount enhanced to KZT 15 billion from KZT 10 billion.
Repayment of VEON Holdings 5.95% Senior Notes
On October 13, 2023 VEON Holdings repaid its outstanding 5.95% Senior Notes amounting to US$39 million at their maturity date.
Early redemption of VEON Holdings 2023 and 2024 Notes
On September 13, 2023, VEON Holdings issued two redemption notices for the early repayment of its bonds maturing in December 2023 and June 2024, with a planned redemption date of September 27, 2023. On that date, VEON Holdings redeemed US$243 million senior notes held by external noteholders, and on October 4, 2023, redeemed US$406 million senior notes held by VimpelCom. Please refer to Note 16-Investments, Debt and Derivatives for further details.
U.S. Treasury expands general license to include both VEON Ltd. and VEON Holdings B.V.
On January 18, 2023, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) replaced the General License 54 originally issued on November 18, 2022 with General License 54A to now include both VEON Ltd. and VEON Holdings.
This general license authorizes all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. or VEON Holdings that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. OFAC General License 54A applies to all debt and equity securities of VEON Ltd. or VEON Holdings that were issued before June 6, 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia.
VEON announced ratio change under its American Depository Receipt (“ADR”) program
On February 6, 2023, VEON announced that its Board of Directors approved a change of ratio in the Company’s ADR program, comprising a change in the ratio of American Depository Shares (the “ADSs”) to VEON Ltd. Shares from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”). The effective date of the Ratio Change was March 8, 2023. On March 23, 2023, VEON was notified byi NASDAQ that VEON had regained compliance with Listing Rule 5550(a)(2).
Freezing of corporate rights in Kyivstar
On October 6, 2023, the Security Services of Ukraine (SSU) announced that the Ukrainian courts were seizing all “corporate rights” of Mikhail Fridman, Petr Aven and Andriy Kosogov in 20 Ukrainian companies that these individuals beneficially own, while criminal proceedings, unrelated to Kyivstar or VEON, were in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets” as the assets of Kyivstar had not been seized or frozen and the court’s ruling did not impact the assets of Kyivstar directly. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly targeted Kyivstar, that the Ministry of Justice of Ukraine was separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of M. Fridman. Subsequent clarification by the SSU noted that “The seizure of corporate rights of Ukrainian companies does not affect the protection of the interests of foreign investors and owners of shares of corporate rights, does not hinder their economic activity and the possibility of receiving dividends.” We have received notification from our local custodian that 47.85% of Kyivstar shares have been blocked, which will prevent any transaction involving our Kyivstar shares, including transfer of such shares, from proceeding. On October 30, 2023 VEON announced that VEON Ltd. and VEON Holdings B.V. had filed two appeals with the relevant Kyiv court of appeals, challenging the freezing of the corporate rights in Kyivstar, noting that corporate rights in Kyivstar belong exclusively to VEON and that their full or partial seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar. In December 2023, the court rejected our appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkiv District Court of Kyiv requesting cancellation of the seizure of corporate rights in the VEON group's subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the seizure of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi. VEON is continuing significant government affairs efforts to protect our assets in Ukraine. Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Ukraine to VEON. Additionally, to the extent that VEON and/or Kyivstar are deemed to be controlled by persons sanctioned in Ukraine, potential prohibitions on renting property and land, on participating in public procurement and on the transfer of technology and intellectual property rights to Kyivstar from VEON impacting B2G revenue would also apply.

Based on the above development, VEON assessed whether the court order and subsequent motions result in an event that VEON has lost control over its Ukrainian subsidiary (“Kyivstar”) and concluded that, under the requirements of relevant reporting standards (IFRS 10, Consolidated financial Statements), VEON continues to control Kyivstar and as such, will continue to consolidate Kyivstar in these financial statements.
VEON implements new Clawback Policy
On November 27, 2023, VEON announced governance enhancements to its executive remuneration structure, in line with its commitment to ethical corporate governance practices and financial integrity. The Board of Directors of VEON introduced a robust Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) to align with Section 10D and Rule 10D-1of the Securities Exchange Act of 1934 and the listing standards adopted by NASDAQ.
Effective October 2, 2023, the Clawback Policy enables the Company to recover erroneously awarded incentive-based compensation from current and former Executive Officers (as defined in the Clawback Policy) in the event that it is required to prepare an accounting restatement. This step is crucial in maintaining transparency and accountability, particularly in instances requiring accounting restatements.
In tandem with the adoption of the Clawback Policy, the Board of Directors has also revised existing incentive-based compensation plans to further align executive remuneration with shareholder interests and corporate objectives. Refer to Note 22-Related Parties for further details.
VEON Management increases ownership
On February 21, 2023, VEON announced the completion of the transfer of 52,550 shares in the Company to Joop Brakenhoff. A total of 104,047 common shares vested as part of VEON’s 2021 Deferred Share Plan in 2022. Of those vested shares, 51,504 common shares (the equivalent of 2,060 ADSs) were withheld to cover local withholding taxes and the remaining 52,550 shares (the equivalent of 2,102 ADSs) were transferred to Mr. Brakenhoff from shares held by a subsidiary of the Company.
In March 2023, equity-settled awards were granted to five members of VEON’s GEC under the Short-Term Incentive Plan (154,876 ADS) and the Long-Term Incentive Plan (“LTIP”) (643,286 ADS).
On July 1, 2023, 1,395,358 common shares granted to current and former members of VEON’s GEC vested as part of the 2021 Deferred Share Plan. Subsequently, VEON had initiated the transfer of 34,094 ADSs, representing 852,350 common shares, to the respective executives.
On July 19, 2023, 10,444 ADSs, representing 261,100 common shares, were granted with immediate vesting to members of VEON’s GEC and 70,000 ADSs, representing 1,750,000 common shares, were granted with immediate vesting to current and former members of VEON’s Board. Subsequently, VEON initiated the transfer of 70,444 ADSs, representing 1,761,100 common shares, to the respective executives and Board members.
In July 2023, equity-settled awards were granted to one member of VEON’s GEC under the LTIP (105,573 ADS).
On September 1, 2023, 146,490 ADSs, representing 3,662,250 common shares, granted to VEON's Group CEO, Mr. Kaan Terzioglu, vested as part of VEON’s Deferred Share Plan.
In November 2023, VEON initiated the transfer of 1,870 ADSs, representing 46,750 common shares to Mr. Brakenhoff for equity-settled awards granted under the 2021 Deferred Share Plan that vested in 2023 as well as 6,535 ADSs, representing 163,375 common shares, to a former Board member in relation to a grant that vested in July 2023 but for which transfer was delayed.
For each of the above transfers, a portion of the granted ADSs/common shares may have been withheld to cover tax obligations.
Changes in Key Senior Managers
On March 15, 2023, VEON announced the appointment of Joop Brakenhoff as Group CFO, effective from May 1, 2023. Mr. Brakenhoff replaced Serkan Okandan whose three years contract as Group CFO expired at the end of April 2023. Mr. Okandan continued to serve VEON as a special advisor to the Group CEO and CFO.
On June 16, 2023, VEON announced that Omiyinka Doris had been appointed Group General Counsel in a permanent capacity, effective June 1, 2023, and would continue as a member of the GEC.
On July 19, 2023, VEON announced that Group Head of Portfolio Management, Dmitry Shvets, Group Chief People Officer, Michael Schulz and Group Chief Corporate Affairs Officer, Matthieu Galvani will be stepping down from their executive roles effective October 1, 2023. VEON’s GEC will comprise3 members: Kaan Terzioglu as Group Chief Executive

Officer; Joop Brakenhoff as Group Chief Financial Officer; and Omiyinka Doris as Group General Counsel, with a flatter Group leadership team structure.
BTRC regulatory audit report
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
Subsequently, Banglalink had a meeting with BTRC officials and agreed to pay amounts pertaining to 2G matters (already accrued BDT 2,200 million in the financials) in BDT 500 million immediately in July 2023 and 12 equal monthly installments of BDT 146 million (approximately US$1.4 million), accordingly Banglalink has paid BDT 500 million (approximately US$5 million) in July 2023 and all installments until December 2023 as agreed.
Despite having objections to the audit findings, in compliance with the instruction given by the BTRC on November 5, 2023 to pay the principal amount of the BTRC’s audit demand within 10 working days, Banglalink has deposited BDT 1,657 million (US$16 million) to the BTRC on November 19, 2023. The remaining elements of the BTRC’s audit, including the late fee, are not yet resolved.
Change in Board of Directors
On June 29, 2023, at its Annual General Meeting, VEON Ltd. shareholders approved the Board recommended slate of seven directors, including six directors already serving on the Board at that time – Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting – and Kaan Terzioğlu, the Chief Executive Officer (CEO) of the VEON Group.
In July 2023, the Board elected Morten Lundal as the Chair in its first meeting following the 2023 AGM. The Board also changed its committee structure, with the current committees established by the Board of directors being the Audit and Risk Committee and the Remuneration and Governance Committee.
Italy Tax Matter
On July 17, 2023, VEON signed an agreement with the Italy Tax Authorities for the settlement of an ongoing tax claim dispute which was fully provided for as of December 31, 2022.
Canadian Sanctions
On July 20, 2023, Canada imposed sanctions on a number of Russian mobile operators, including VimpelCom. As of October 9, 2023, as a result of the completion of the sale of VEON’s Russian operations, VimpelCom is no longer part of the VEON Group and as such, these sanctions have no impact on the remaining group. Please refer to Note 24 for further details.
Key Developments after the year ended December 31, 2023
VEON and Summit complete US$100 million deal for Bangladesh towers portfolio
On January 31, 2024, VEON announced that, further to the announcement dated November 15, 2023, and the legal transfer of towers in December 2023 following the receipt of all regulatory approvals, its wholly owned subsidiary, Banglalink has obtained the cash consideration for the sale of approximately BDT 11 billion (approximately US$96 million).
Repayment of the RCF
For the US$1,055 million RCF, US$250 million of commitments maturing in March 2024 and were repaid during February 2024, and in March the remaining amounts outstanding and commitments of US$805 million, originally due in March 2025, were repaid and the RCF canceled.
Issuance of PKR bond by PMCL
In April 2024, PMCL issued a short term PKR bond of PKR 15 billion (US$52 million) with a maturity of six months. The coupon rate is three-month Karachi Interbank Offered Rate (KIBOR) plus 25bps per annum.
BDCL syndicated credit facility
BDCL utilized the remaining BDT 3 billion (US$27 million) under its existing syndicated credit facility of BDT 8 billion (US$73 million) during January 2024 and February 2024.

VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, VEON announced that it signed a share purchase agreement ("SPA") for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32 million. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. VEON is currently liaising with Kyrgyzstan public authorities regarding the regulatory approvals and the Government’s preemption right.
As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for Kyrgyzstan operations.
Appointment of PricewaterhouseCoopers N.V. ("PwC Netherlands") as 2023 auditor
On March 14, 2024, VEON announced that it appointed PricewaterhouseCoopers Accountants N.V. as the independent external auditor for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with International Standards on Auditing (the “ISA Audit”). The delay in appointment was due to difficulties the Company faced in identifying a suitable auditor due to the material changes in the Group’s portfolio of assets which resulted in a delay in filing this Annual Report on Form 20-F with the SEC and filing its annual report with the AFM.
Announcement of issuance of new shares
On March 1, 2024, VEON announced the issuance of 92,459,532 ordinary shares, after approval from the Board, to fund its existing and future equity incentive-based compensation plans. As a result of the issuance, VEON now has 1,849,190,667 issued and outstanding ordinary shares. The issuance of the ordinary shares represents approximately 4.99% of VEON's authorized ordinary shares. The shares are expected to be allocated to the company's existing and future equity incentive-based compensation plans, which are designed to align the interests of VEON's senior managers and employees with those of its shareholders and to support the company's long-term growth and performance, as well as compensation arrangements for strategic consultants. The shares were initially issued to VEON Holdings and then subsequently allocated to satisfy awards under the company's existing and will also be allocated to future equity incentive-based compensation plans, and such other compensation arrangements, as and when needed, as well as to meet certain employee, consultant and other compensation requirements. As a result, the initial share issuance will have an immediate dilutive impact on existing shareholders. The ordinary shares will be issued at a price of US$0.001 per share, which is equal to the nominal value of VEON's ordinary shares.
VEON increases management's and directors' ownership
On April 12, 2024, VEON announced an increase in management’s and directors' ownership in VEON shares through awards under its existing equity-based compensation plans. VEON is utilizing certain of the 92,459,532 common shares issued to VEON Holdings B.V. as disclosed in Note 1-General Information, announced on March 1, 2024, to satisfy the awards made. VEON’s Group Executive Committee ("GEC") received a total of 2,853,375 VEON common shares (equal to 114,135 VEON ADSs) within the scope of the VEON’s Deferred Share Plans, and a total of 1,839,895 VEON common shares (equal to 73,596 ADSs) within the scope of the VEON’s STIP. The members of the VEON Board of Directors received a total of 1,648,225 VEON common shares (equal to 65,929 ADSs) within the scope of their compensation.
Share-based awards to VEON’s GEC and Board of Directors
In January 2024, Mr. Kaan Terzioglu was granted 3,201,250 common shares (equal to 128,050 ADSs) under the Company's 2021 LTIP. In July 2024, these shares vested after meeting the required performance objectives whereby a portion was settled in cash and the remaining shares are expected to be transferred in 2025. In April 2024, Mr. Terzioglu vested 1,431,220 equity-settled common shares (equal to 57,249 ADSs) under the 2021 DSP for Short-Term Incentive ("STI") 2023, which were transferred in June 2024. In June 2024, Mr. Terzioglu also received 2,393,275 common shares (equal to 95,731 ADSs) related to 3,662,240 common shares (equal to 146,490 ADSs) that had vested in September 2023 under the 2021 DSP. The remaining 1,268,965 common shares (equal to 50,759 ADSs) were withheld for tax purposes.
In April 2024, 10,457,359 equity-settled awards in common shares in the Company (equal to 418,294 ADSs) were granted to the GEC under the LTIP. The vesting of these shares is linked to the VEON shares’ relative target shareholder return performance against VEON’s peer group which will be assessed at the end of the three-year performance period, on December 31, 2026.
In April 2024, Mr. Joop Brakenhoff was granted and immediately vested in 434,549 equity settled common shares (equal to 17,382 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 520,519 equity-settled common shares in the Company (equal to 20,821 ADSs) were granted and vested immediately under the same plan for STI 2023. In June 2024, Mr. Brakenhoff received 482,325 common shares (equal to 19,293 ADSs), while 472,743 common shares

(equal to 18,910 ADSs) were withheld for tax purposes related to the April 2024 grants. Also, in June 2024, Mr. Brakenhoff received 52,550 common shares (equal to 2,102 ADSs) related to 104,047 common shares (equal to 4,162 ADSs) that vested in December 2023 under the 2021 DSP. The remaining 51,497 common shares (equal to 2,060 ADSs) were withheld for tax purposes.
In April 2024, Ms. Omiyinka Doris was granted and immediately vested in 372,470 equity-settled awards in common shares (equal to 14,899 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 288,703 equity-settled awards in common shares (equal to 11,485 ADSs) were granted and vested immediately under the 2021 DSP in April 2024 for STI 2023. In June 2024, 333,900 common shares (equal to 13,356 ADSs) of the vested awards were transferred to Ms. Omiyinka Doris while 327,273 common shares (equal to 13,091 ADSs) were withheld for tax purposes.
In April 2024, VEON granted a total of 1,821,475 equity-settled awards and 3,095,300 cash-settled awards in common shares (equal to 72,859 and 123,812 ADSs, respectively) under the 2021 DSP to its current and former Board of Directors. By June 2024, 1,648,225 of the equity-settled common shares (equal to 65,929 ADSs) were vested and transferred to the Board members and 173,250 common shares (equal to 6,930 ADSs) were withheld for tax purposes.
VEON Holdings consent solicitations to noteholders
In April 2024, VEON Holdings launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of VEON Holdings for the years ended December 31, 2023 and December 31, 2024 on a reasonable best efforts basis by December 31, 2024 and December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding and were not exchanged.
Consent was achieved on the April 2025, June 2025, and November 2027 notes and VEON Holdings subsequently issued new notes with identical maturities to the April 2025, June 2025, and November 2027 notes (any such new notes, the “New Notes”) to the noteholders who participated in the consent process and tendered the original notes (the “Old Notes”), which were exchanged for the New Notes subsequently (economically) canceled. For the September 2025 and September 2026 notes VEON Holdings was unable to achieve consent; however, VEON Holdings subsequently redeemed these notes in June 2024.
VEON Holdings has continued and will need to continue to provide the remaining holders of Old Notes maturing in April 2025, June 2025 and November 2027 further opportunities to exchange their Old Notes into corresponding New Notes maturing in April 2025, June 2025 and November 2027, respectively.
As of June 30, 2024, US$1,550 million of New Notes due April 2025, June 2025 and November 2027 were outstanding and there were US$134 million of remaining Old Notes subject to potential conversion to New Notes.
Following further conversions in July and August 2024, US$20 million equivalent of April 2025, June 2025 and November 2027 Old Notes were exchanged for New Notes. As of August 28, 2024, the equivalent amount of New Notes outstanding is US$1,565 million and the remaining Old Notes that are subject to potential conversion to New Notes is US$113 million.
VEON Holdings is not required to make any further principal or coupon payments under the Old Notes.
Make-whole call
In June 2024, VEON Holdings executed an early redemption of its September 2025 and September 2026 notes. These notes were fully repaid on June 18, 2024. Aggregate cash outflow including premium was RUB 5 billion (US$53 million).
VEON Receives Extension from NASDAQ for 20-F Filing
On May 22, 2024, VEON confirmed that on May 20, 2024 it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) indicating that, as a result of the Company’s delay in filing its Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”), the Company was not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1) (the “Listing Rules”).
The Company had previously shared the expected delay in its 2023 20-F filing with a press release dated March 14, 2024, and subsequently filed its notification of late filing on Form 12b-25 with the SEC on May 1, 2024. As described in these disclosures, the delay in the Company’s 2023 20-F filing is due to the continued impact of challenges faced by the Company in connection with the timely appointment of an independent auditor that meets the requirements for a Public Company Accounting Oversight Board (“PCAOB”) audit following VEON’s exit from Russia.
The Company submitted a plan to regain compliance under Nasdaq Listing Rules and requested an exception of up to 180 calendar days, or until November 11, 2024, to regain compliance. On July 9, 2024, the Company announced that NASDAQ granted the Company an exception, enabling it to regain compliance with the Listing Rules by filing its 2023 annual report on 20-F on or before November 11, 2024.
Sale of TNS+ in Kazakhstan
On May 28, 2024, VEON announced that it signed share purchase agreement ("SPA") for the sale of its 49% in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP (TNS+), included within the Kazakhstan operating segment, to its joint venture partner, the DAR group of companies for total consideration (including deferred consideration) of US$137.5 million. The closing of the transaction was subject to customary regulatory approvals in Kazakhstan which were subsequently obtained. Accordingly, the sale was completed on September 30, 2024. As a result of this anticipated transaction and assessment that control of TNS+ will be transferred, as from the date of the SPA signing, the Company classified its TNS+ operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for TNS+ operations.
Appointment of UHY LLP as auditors
On May 29, 2024, VEON announced the appointment of UHY LLP (UHY) as the independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with the standards established by the Public Company Accounting Oversight Board (United States) (the “PCAOB Audit”).
VEON Announces New Board
On May 31, 2024, VEON held its Annual General Meeting (AGM), during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board. The new members consist of former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who will serve alongside the incumbent directors Augie K. Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu.
Following the AGM, the new Board held its inaugural meeting, and elected VEON’s Founder and Chairman Emeritus Augie K Fabela II as the Chairman.
PMCL syndicated credit facility
In May 2024, PMCL secured a syndicated credit facility of up to PKR 75 billion (US$270 million) including green shoe option of PKR 15 billion with a tenor of 10 years. PMCL utilized PKR 43 billion (US$154 million) from this facility through drawdowns in May and June 2024 with a further PKR 22 billion (US$78 million) drawn in July 2024.
PMCL bilateral credit facilities
In May 2024, PMCL utilized PKR 15 billion (US$54 million) from three bilateral credit facilities of PKR 5 billion (US$18 million) each from different banks. The tenor of each facility is 10 years.
Sale of Russian operations deferred consideration settlement
In July 2024, the remaining $72 million equivalent bonds were transferred to Unitel LLC, a wholly owned subsidiary of VEON Holdings, upon receipt of the OFAC license in June 2024, to offset the remaining deferred purchase price for the sale of VimpelCom completed in October 2023.
VEON Announces Intention to Delist from Euronext Amsterdam and Share buyback program
On August 1, 2024, the Company announced its intention to voluntarily delist from Euronext Amsterdam (the “Delisting”). VEON expects the Delisting process to take place in the fourth quarter of 2024, following and subject to the filing of this Annual Report on Form 20-F.
The Company also informed its shareholders that it intends to initiate a buyback program for up to US$100 million of its American ADS following the Delisting. The timing and specifics of the ADS buybacks will be determined by the Company's management and Board of Directors in due course, and will be subject to liquidity considerations, market conditions, applicable legal requirements, and other factors.
Agreement with Impact Investments LLC for Strategic Support and Board Advisory Services
On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of the Company). Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of Impact Investments. In exchange for the services provided, the Company will pay Impact Investments US$0.5 million in cash per month on or about the 7th day of each month during the term of the 2024 Agreement. Further, the Company has granted to Impact Investments three common share warrants (hereby “Warrant A”, “Warrant B”, and “Warrant C”), with a value of $12 million, $2 million, and $2 million worth of common shares in the capital of the Company, respectively. Warrant A vest ratably semi-annually over a period of three years subject to achievement of vesting conditions. One half of Warrant B will vest on the date that is six months after the three years anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant B will vest on the four years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. One half of Warrant C will vest on the date that is six months after the four years’ anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant C will vest on the five years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. The number of common shares to be transferred will be determined on the vesting date based on the 90-day average trading price. Finally, the Company, in its sole discretion, may pay Impact Investments an additional fee up to $3 million subject to completion of certain strategic objectives.
On June 7, 2024, the Company and Impact Investments also entered into a termination letter in connection with a letter agreement between the Company and Impact Investments dated November 16, 2023. Under the terms of the termination letter, the Company paid Impact Investments $2 million in common shares or 2,066,954 shares (equal to 82,678 ADS), which common shares were determined on the basis of the 90-day average trading price of the VEON common shares as of the date of the termination letter. These common shares were transferred to Impact Investments in August 2024, for strategic support and board advisory services to JSC Kyivstar performed by Impact Investments under the letter agreement between the Company, JSC Kyivstar and Impact Investments dated November 16, 2023.
VEON Announces Plan to Move its Headquarters to Dubai
On October 14, 2024, VEON announced its plan to move the Group Headquarters from Amsterdam to the DIFC in the United Arab Emirates. The Company also plans to update its corporate entity structure to reflect the relocation of the headquarters from move from the Netherlands to the DIFC, subject to tax and structuring analyses.
KaR-Tel Limited Liability Partnership credit facilities

On September 25, 2024 KaR-Tel Limited Liability Partnership ("KaR-Tel") signed a new bilateral credit facility with JSC Nurbank of KZT 18 billion (US$37 million) with a maturity of five years carrying fixed interest rate of 15.5%. On October 8, 2024, KaR-Tel utilized KZT 4.5 billion (US$10 million) from this facility.

2024 Annual Impairment Analysis

During July and August 2024 there was increased political uncertainty in Bangladesh culminating in network outages and blockages experienced by our Bangladesh subsidiary in connection with mass protests, civil unrest and riots that resulted in the fall of the government of Prime Minister Shiekh Hasina and the establishment of an interim government. These events and the political unrest have negatively impacted the populations’ disposable income and influenced telecom spending patterns, while increased operation costs for the business unit identified indicators of an impairment event with respect to our Bangladesh CGU in the third quarter of 2024. Management has not yet finalized the quantitative and qualitative assessments and valuation tests required to determine the estimated financial impact of such triggers in Bangladesh during the third quarter of 2024. Preliminary analysis suggests that we may incur a substantial impairment charge to the carrying value of the Bangladesh CGU for the period ended September 30, 2024. As of the date of October 17, 2024, we do not have enough certainty to provide an estimate of the charge or range of potential outcomes, but initial results of quantitative and qualitative assessments and valuation tests indicate that an impairment charge is likely to be material. We, however, cannot rule out the possibility that the final results of our impairment analysis may deviate significantly from our preliminary assessment. Final results of the analysis will be published in our interim unaudited consolidated condensed financial statement for the period ended September 30, 2024. Following the annual impairment goodwill test as at September 30, 2023 and the subsequent triggering event analysis as at December 31, 2023, no impairments were found at our Bangladesh CGU as, amongst other factors, it was operating in a revenue growth period (which period lasted through our second quarter of 2024), however, the Bangladesh CGU did have limited headroom in its carrying value; as a result, the impairment charge is expected to have a direct impact on our operating profit. See Note 11—Impairment of Assets to our Audited Consolidated Financial Statements for further detail. The circumstances in Bangladesh could also impact our assessment relating to the recognition and recoverability of our deferred tax assets in Bangladesh.

Factors Affecting Comparability and Results of Operations
The War Between Russia and Ukraine
The war between Russia and Ukraine has had a significant impact on our business. As the war commenced in February 2022 and is ongoing, our results for 2022 and 2023 have been impacted and we anticipate that our future results of operations will be adversely impacted and not comparable to past results of operations due to the volatility in foreign currency exchange rates, the potential loss of some customers in Ukraine, the impact of sanctions and export control restrictions and numerous other factors. Since the war began, we have faced and expect to continue to face challenges with our performance in Ukraine, which will be exacerbated as the war continues. Furthermore, if there is an extended continuation or further increase in the severity of the ongoing war between Russia and Ukraine, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Europe and/or the global economy and capital markets generally. These are highly uncertain times and it is not possible to predict with precision how certain developments will impact our results and operations, nor is it possible to execute comprehensive contingency planning in Ukraine due to the ongoing war and inherent danger in the country. See Item 3.D— Risk Factors—Market Risks—The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects.
Foreign Currency Translation
    Our Audited Consolidated Financial Statements are presented in U.S. dollars and in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate will correlate to a weaker functional currency. The functional currencies of our reportable segments are the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Uzbekistani som in Uzbekistan and the Kazakhstani tenge in Kazakhstan. See Item 11—Quantitative and Qualitative Disclosures about Market Risk for a further discussion. For a discussion on risks associated with foreign currency translations related to the ongoing war between Russia and Ukraine, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.
Economic Trends
    As a global telecommunications company with operations in a number of markets, we are affected by a broad range of international economic developments. Unfavorable economic conditions may impact a significant number of our customers, which includes their spending patterns, both in terms of the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain mobile ARPUs at existing levels. Therefore, downturns in the economies of markets in which we operate or may operate in the future could also, among other things, increase our costs, prevent us from executing our business strategies, hurt our liquidity or prevent us to meet unexpected financial requirements. The ongoing war between Russia and Ukraine, and the responses of governments and multinational businesses to it, created critical challenges for our business and operations, significantly affected our operations and financial condition in 2023, and will likely continue to have a significant impact for the foreseeable future both in Ukraine and globally.
Furthermore, the increasing price for fossil fuels and rising inflation rates are expected to have broader adverse effects on many of the economies in which we operate and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. Sustained high levels of inflation or hyperinflation in Ukraine, in addition to deteriorating economic conditions as a result of the ongoing war with Russia, may create significant imbalances in the Ukraine economy and undermine any efforts the government is taking to create conditions that support economic growth in the wake of the war with Russia, which in turn may have an adverse impact on our results of operations. For more information regarding economic trends and how they affect our operations, see Item 3.D—Risk Factors—Market Risks.

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
For example, during 2022, we sold our operating company in Georgia and entered into an agreement to sell our Russian Operations. The sale of our Georgia operating company was completed on June 8, 2022 (see Note 9—Significant Transactions of our Audited Consolidated Financial Statements). As a result of the disposal of our Russian Operations, we classified them as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022, and the sale transaction completed on October 9, 2023. In 2023, our net loss for the period was primarily a result of the sale of our Russian operations, which resulted in US$3.4 billion cumulative currency translations losses reflected in equity in our other comprehensive income and which impacted our income statement on the completion date of the disposal. See Note 10—Held for Sale and Discontinued Operations to our Audited Consolidated Financial Statements for a more detailed discussion.
Execution of Business Strategies and Initiatives

In September 2019, we announced a strategy framework comprising of three vectors: infrastructure, digital operator and ventures (now digital assets). See Item 4A—History and Development of the Company for further information on what this strategic framework entails. In the first quarter of 2021, we initiated a cost efficiency program called Project Optimum to cultivate a mindset of continuous efficiency building and an improvement of actual costs. Since 2021, as part of our “Digital Operator” vector, our operating companies have been executing our “digital operator 1440” model pursuant to which we aim to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only the market share of our operators, but also the relevance and the wallet share of our businesses and industry by delivering value via, for example, mobile entertainment, mobile health, mobile education, and mobile financial services. Major saving initiatives since the launch of Project Optimum include bandwidth cost optimizations, content costs reduction through vendor negotiations and in-house development, network maintenance optimizations and the implementation of smart-metering solutions. In 2023, a total of 167 savings initiatives in Pakistan, Bangladesh, Kazakhstan and Uzbekistan contributed to considerable organic savings. Still, no assurances can be given for the achievement of intended results or further savings within the mentioned timeframes, though the impact of these initiatives are routinely reported in our investor communications.

Changes in Tax Regimes
Changes in tax regimes have the potential to affect our business and results of operations. For example, as a result of the changes in tax legislation in Kazakhstan that became effective on January 1, 2024, the withholding tax rate applicable to profit distributions from Kazakhstan to the Netherlands increased from 0% to 5%, which contributed to restrictions on the distributable profits at VEON Ltd. For a further discussion of the risks relating to VEON Ltd.’s ability to withdraw funds and dividends from our subsidiaries and operating companies, see Item 3.D—Risk Factors—Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.
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

    For an explanation of how we calculate Adjusted EBITDA, Adjusted EBITDA Margin, capital expenditures (excluding licenses and right-of-use assets), and local currency financial measures, please see Explanatory Note—Non-IFRS Financial Measures. For a description of how we define 4G users, digital services monthly active users, doubleplay 4G customers, mobile ARPU, mobile customers, mobile data customers, mobile financial services or digital financial services and multiplay customers, please see the discussion below.
4G users
4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies.

Digital services monthly active users

Digital services monthly active users (“MAUs”) is a gross total of monthly active users of all digital products and services offered by an entity or by VEON Group and includes MAUs who are active in more than one application. It is a total cumulative MAU of all VEON digital platforms, services and applications.

Doubleplay 4G customers

Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date.

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
Mobile financial services or digital financial services

Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

Multiplay customers

Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date.

Results of Operations

	Year ended December 31,
In millions of U.S. dollars	2023	2022	2021*

Consolidated income statement data:
Service revenues	3,576	3,600	3,690
Sale of equipment and accessories	19	28	35
Other revenues	103	127	125
Total operating revenues	3,698	3,755	3,850

Other operating income	1	1	—

Service costs	(423)	(448)	(448)
Cost of equipment and accessories	(18)	(28)	(36)
Selling, general and administrative expenses	(1,646)	(1,533)	(1,526)
Depreciation	(527)	(557)	(605)
Amortization	(208)	(221)	(194)
Impairment reversal / (loss)	6	107	(27)
Gain / (Loss) on disposal of non-current assets	46	(1)	9
Gain on disposal of subsidiaries	—	88	—

Operating profit	929	1,163	1,023

Finance costs	(531)	(583)	(591)
Finance income	60	32	13
Other non-operating gain / (loss), net	20	9	26
Net foreign exchange gain / (loss)	81	181	(7)
Profit before tax from continuing operations	559	802	464

Income taxes	(179)	(69)	(344)
Profit from continuing operations	380	733	120
(Loss) / Profit after tax from discontinued operations and disposals of discontinued operations	(2,830)	(742)	681
(Loss) / profit for the period	(2,450)	(9)	801

Attributable to:
The owners of the parent (continuing operations)	307	656	75
The owners of the parent (discontinued operations)	(2,835)	(818)	599
Non-controlling interest	78	153	127
	(2,450)	(9)	801
*Prior year comparatives for the year ended 2021 are adjusted following the classification of Russia as a discontinued operation (see Note 10–Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).
Total Operating Revenue

	Year ended December 31,
In millions of U.S. dollars, includes intersegment revenue	2023	2022	2021

Pakistan	1,119	1,285	1,408
Ukraine	919	971	1,055
Kazakhstan	774	636	569
Uzbekistan	268	233	194
Bangladesh	570	576	564
Others	55	66	81
HQ and eliminations	(7)	(12)	(21)

Total	3,698	3,755	3,850
    For the year ended December 31, 2023, our consolidated total operating revenue decreased to US$3,698 million as compared to US$3,755 million for the year ended December 31, 2022. This was a decrease of 1.5% primarily due to currency depreciation in countries where we operate. At a constant currency level year on year, there was an increase in service revenue of 18.1% driven by increased 4G penetration, content revenue in Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh operations that was partially offset by the lower usage from the Cybersecurity attack in Ukraine on December 12, 2023. This organic growth was offset by the depreciating currencies in the countries where we operate. For further details, please refer to —Results of our Reportable Segments below.
For the year ended December 31, 2022, our consolidated total operating revenue increased to US$3,755 million as compared to US$3,850 million for the year ended December 31, 2021. This was a decrease of 2.5% primarily due to currency depreciation in countries where we operate. At a constant currency level year on year there was an increase in service revenue driven by increased 4G penetration, content revenue and higher customer base in Pakistan coupled with the mobile data growth in Ukraine, Kazakhstan, Bangladesh and Uzbekistan operations. This organic growth was offset by the depreciating currencies in the countries where we operate. For further details, please refer to —Results of our Reportable Segments below.
Operating Profit
    For the year ended December 31, 2023, our consolidated operating profit decreased to US$929 million as compared to US$1,163 million for the year ended December 31, 2022. Operating profit decreased primarily as a result of the decrease in operating revenue as well as due to increased one-off expenses at HQ recorded in selling, general and administrative expenses.
    For the year ended December 31, 2022, our consolidated operating profit increased to US$1,163 million compared to US$1,023 million for the year ended December 31, 2021. Operating profit increased primarily as a result of impairment reversals and a gain on sale of subsidiary related to the sale of Georgia in 2022.
Non-Operating Profits And Losses
Finance Costs
    For the year ended December 31, 2023, our consolidated finance costs were US$531 million as compared to US$583 million for the year ended December 31, 2022. This decrease is mainly due to debt reduction, partially offset by higher interest rates of our floating Pakistani rupee and U.S. dollar denominated debt.

For the year ended December 31, 2022, our consolidated finance costs were US$583 million as compared to US$591 million for the year ended December 31, 2021. This was a decrease of 1.4% that was primarily driven by a decrease in borrowings.
Finance Income
    For the year ended December 31, 2023, our consolidated finance income was US$60 million as compared to US$32 million for the year ended December 31, 2022. The increase in finance income was primarily due to higher interest rates.

For the year ended December 31, 2022, our consolidated finance income was US$32 million as compared to US$13 million for the year ended December 31, 2021. This was an increase of 146.2% primarily due to higher short-term deposit balances held in our accounts and increases in interest rates.
Other Non-Operating Gain / (Loss)
    For the year ended December 31, 2023, we recorded an other non-operating gain of US$20 million as compared to a non-operating gain of US$9 million for the year ended December 31, 2022. The increase is driven by higher interest income on money market funds, partially offset by losses on other financial assets.

For the year ended December 31, 2022, we recorded an other non-operating gain of US$9 million as compared to a non-operating gain of US$26 million for the year ended December 31, 2021. This decrease was mainly driven by gain (interest income) on money market funds classified as cash and cash equivalents.

Net Foreign Exchange Gain / (Loss)
    For the year ended December 31, 2023, we recorded a net foreign exchange gain of US$81 million as compared to a net foreign exchange gain of US$181 million for the year ended December 31, 2022. The net foreign exchange gain of US$81 million in 2023 was due to the impact of the depreciation of Pakistani rupee and Bangladeshi taka against the U.S. dollar that was offset by the appreciation of Russian ruble and corresponding impacts on loans and bonds denominated in Russian rubles. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.

For the year ended December 31, 2022, we recorded a net foreign exchange gain of US$181 million as compared to a net foreign exchange loss of US$7 million for the year ended December 31, 2021. This change was primarily due to the fluctuation in the value of the Russian ruble against the U.S. dollar that resulted in the gain on our loans denominated in Russian ruble, which was partially offset by the impact of the deterioration in the value of the Pakistani rupee and Bangladeshi taka against the U.S. dollar in 2022. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.
Income Tax Expense
    For the year ended December 31, 2023, our consolidated income tax expense increased by 159.4% to US$179 million as compared to US$69 million for the year ended December 31, 2022. For more information regarding the factors affecting our total income tax expenses, please refer to Note 8—Income Taxes of our Audited Consolidated Financial Statements attached hereto.
For the year ended December 31, 2022, our consolidated income tax expense decreased by 79.9% to US$69 million as compared to US$344 million for the year ended December 31, 2021. For more information regarding the factors affecting our total income tax expenses, please refer to Note 8—Income Taxes of our Audited Consolidated Financial Statements attached hereto.
Profit / (Loss) after Tax from Discontinued Operations
For the year ended December 31, 2023, we recorded a loss after tax from discontinued operations of US$2,830 million as compared to a loss after tax from discontinued operations of US$742 million for the year ended December 31, 2022. The year on year change is mainly associated with the loss of US$3,746 million recognized during the year 2023 on sale of our Russian operations and profit after tax on Russian operations of US$916 million, compared to the loss after tax in our Russian and Algeria Operations for the year 2022. Please refer to Note 9 — Significant Transactions of our Audited Consolidated Financial Statements attached hereto.
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
Profit / (Loss) For The Period Attributable To The Owners Of The Parent From Continuing Operations
    For the year ended December 31, 2023, we recorded a profit attributable to the owners of the parent from continuing operations of US$307 million as compared to US$656 million in 2022, that was mainly due to a decrease in operating profit driven by impairment reversal and net foreign exchange gains during 2022 coupled with an increase in consolidated income tax expense.
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

Profit / (Loss) For The Period Attributable To Non-Controlling Interest

    For the year ended December 31, 2023, we recorded a profit attributable to non-controlling interest of US$78 million as compared to a profit of US$153 million for the year ended December 31, 2022, which was mainly driven by a decrease in operating profit.
For the year ended December 31, 2022, we recorded a profit attributable to non-controlling interest of US$153 million as compared to a profit of US$127 million for the year ended December 31, 2021, which was mainly driven by an increase in operating profit for our discontinued operations in Algeria.
Adjusted EBITDA

In millions of U.S. dollars	Year ended December 31,
	2023	2022	2021
Pakistan	502	654	643
Ukraine	541	575	704
Kazakhstan	421	322	307
Uzbekistan	112	124	89
Bangladesh	214	210	235
Others	22	26	41
HQ and eliminations	(200)	(164)	(179)

Total	1,612	1,747	1,840
    For the year ended December 31, 2023, our total Adjusted EBITDA was US$1,612 million as compared to US$1,747 million for the year ended December 31, 2022. This was a decrease of 7.7% that was mainly due to currency depreciation impacts from the Pakistan and Bangladesh operations. At a constant currency level, the organic revenue growth as discussed above was offset by the higher operating costs associated with persistent increase in energy costs in our Pakistan, Ukraine and Bangladesh operations coupled with higher technical support costs, professional consultancy and tax provision costs during the year.
For the year ended December 31, 2022, our total Adjusted EBITDA was US$1,747 million as compared to US$1,840 million for the year ended December 31, 2021. This was a decrease of 5.1% that was mainly due to lower operating revenue as discussed above, as well as higher operating costs owing to the significant increase in energy prices in our Pakistan, Ukraine and Bangladesh operations coupled with higher technical support costs.
For more information on how we calculate Adjusted EBITDA and for the reconciliation of consolidated profit / (loss) before tax from continuing operations, the most directly comparable IFRS financial measure, to Adjusted EBITDA, for the years ended December 31, 2023, 2022 and 2021, please refer to the table below.

In millions of U.S. dollars	2023	2022	2021

Profit before tax from continuing operations	559	802	464

Depreciation	527	557	605
Amortization	208	221	194
Impairment loss / (reversal)	(6)	(107)	27
(Gain) / loss on disposal of non-current assets	(46)	1	(9)
(Gain) / loss on disposal of subsidiaries	—	(88)	—
Finance costs	531	583	591
Finance income	(60)	(32)	(13)
Other non-operating (gain) / loss	(20)	(9)	(26)
Net foreign exchange (gain) / loss	(81)	(181)	7

Total Adjusted EBITDA	1,612	1,747	1,840

Results of our Reportable Segments
Pakistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	1,119	1,285	1,408		-12.9%		-8.7%
Mobile service revenue	1,021	1,169	1,285		-12.7%		-9.0%
- of which mobile data	459	521	534		-11.9%		-2.4%
Sales of equipment, accessories and other	79	116	123		-31.9%		-5.7%
Operating expenses	617	631	765		-2.2%		-17.5%
Adjusted EBITDA	502	654	643		-23.2%		1.7%
Adjusted EBITDA margin	44.9%	50.9%	45.7%	-6.0	pp	5.2	pp

Results of Operations in PKR

	Year ended December 31,
In millions of PKR (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	313,574	261,621	228,927		19.9%		14.3%
Mobile service revenue	286,183	238,084	208,923		20.2%		14.0%
- of which mobile data	128,495	105,960	86,977		21.3%		21.8%
Sales of equipment, accessories and other	21,991	19,255	17,143		14.2%		12.3%
Operating expenses	172,884	127,574	124,360		35.5%		2.6%
Adjusted EBITDA	140,680	134,047	104,567		4.9%		28.2%
Adjusted EBITDA margin	44.9%	51.2%	45.7%	-6.4	pp	5.6	pp

Selected Performance Indicators

	Year ended December 31,
	2023	2022	2021	‘22-23 % change	‘21-22 % change

Mobile
Customers in millions	70.6	73.7	72.6	-4.2%	1.5%
Mobile data customers in millions	53.0	52.8	50.9	0.4%	3.7%
ARPU in US$	1.2	1.3	1.5	-7.7%	-13.3%
ARPU in PKR	328.0	269.0	248.0	21.9%	8.5%

Total Operating Revenue
    For the year ended December 31, 2023, our Pakistan total operating revenue decreased by 12.9% (in US$ terms) and increased by 19.9% (in local currency terms), as compared to the year ended December 31, 2022. This change in local currency terms is mainly due to increased 4G penetration, higher service revenue owing to increased usage and pricing in addition to stronger uptake of digital services, as well as higher volume content services relating to application to personal products that generated a growth in mobile data revenue. There was a one-off SIM issuance tax release in 2022 which had an incremental impact in 2022 and is also contributing to variance when compared to this year. This organic local currency increase was offset by the deterioration in Pakistani rupee during the year 2023 in US$ terms.

Adjusted EBITDA
For the year ended December 31, 2023, our Pakistan Adjusted EBITDA decreased by 23.2% (in US$ terms) and increase by 4.9% (in local currency terms), as compared to the year ended December 31, 2022. This change is primarily attributable to higher revenues (in local currency terms) as discussed above partially offset by increased operational expenses associated with general and administrative and structural operating costs owing to higher energy prices and increased marketing cost as well as a one off positive impact of Pakistan SIM tax reversals in 2022 contributing to year on year variance this year. The deterioration of Pakistani rupee was the main reason for year-on-year change in US$ terms that offset the positive local currency growth in EBITDA during 2023.
Number of Mobile Customers
As of December 31, 2023, we had 70.6 million mobile customers in Pakistan, representing a decrease of 4.2% as compared to December 31, 2022. This was driven primarily by higher churn owing to aggressive pricing during the year. There was a growth in mobile data customers that increased by 0.4% over the same period. The increase was mainly due to the continued expansion of our 4G data network in Pakistan.
Mobile ARPU
    For the year ended December 31, 2023, our mobile ARPU in Pakistan was lower as compared to 2022 by 7.7% (in US$ terms) due to devaluation of the PKR against US$, and increased by 21.9% (in local currency terms). These changes in local currency are mainly the result of an increase in mobile data revenues as discussed above.

Ukraine
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	919	971	1055		-5.4%		-8.0%
Mobile service revenue	859	906	980		-5.2%		-7.6%
- of which mobile data	507	527	590		-3.8%		-10.7%
Fixed-line service revenue	53	59	68		-10.2%		-13.2%
Sales of equipment, accessories and other	7	6	7		16.7%		-14.3%
Operating expenses	378	396	351		-4.5%		12.8%
Adjusted EBITDA	541	575	704		-5.9%		-18.3%
Adjusted EBITDA margin	58.9%	59.2%	66.7%	-0.3	pp	-7.5	pp

Results of Operations in UAH

Year ended December 31,
In millions of UAH (except as indicated)	2023	2022	2021	‘22-23 % change	‘21-22 % change

Total operating revenue	33,588	31,092	28,748	8.0%	8.2%
Mobile service revenue	31,397	29,014	26,712	8.2%	8.6%
- of which mobile data	18,528	16,837	16,092	10.0%	4.6%
Fixed-line service revenue	1,922	1,879	1,859	2.3%	1.1%
Sales of equipment, accessories and other	269	198	176	35.9%	12.5%
Operating expenses	13,816	12,795	9,556	8.0%	33.9%
Adjusted EBITDA	19,775	18,301	19,196	8.1%	-4.7%
Adjusted EBITDA margin	58.9%	58.9%	66.8%	—	pp	-7.9	pp

Selected Performance Indicators

	Year ended December 31,
	2023	2022	2021	‘22-23 % change	‘21-22 % change
Mobile
Customers in millions	23.9	24.8	26.2	-3.6%	-5.3%
Mobile data customers in millions	17.7	17.5	18.5	1.1%	-5.4%
ARPU in US$	2.9	3.0	3.1	-3.3%	-3.2%
ARPU in UAH	107.0	95.0	85.0	12.6%	11.8%

Total Operating Revenue
    For the year ended December 31, 2023, our Ukraine total operating revenue decreased by 5.4% (in US$ terms) and increased by 8.0% (in local currency terms) as compared to the year ended December 31, 2022. The change in local currency terms is primarily due to changes in tariff plans and higher international interconnect usage and roaming traffic which was in turn offset by lower usage due to a cyber security attack in December 2023 (refer to Note 1- General information to our Audited Consolidated Financial Statements attached hereto). The US$ change is mainly driven by deterioration of local currency against US$ in 2023.
Adjusted EBITDA
    For the year ended December 31, 2023, our Ukraine Adjusted EBITDA decreased by 5.9% (in US$ terms) and increased by 8.1% (in local currency terms) as compared to the year ended December 31, 2022. This change is primarily due to the increase in our total operating revenue (as discussed above), which was offset by higher energy costs (as a result of a significant increase in prices) and increased network maintenance and higher marketing costs.

Number of Mobile Customers
    As of December 31, 2023, we had 23.9 million mobile customers in Ukraine representing a decrease of 3.6% year-on-year. This change is primarily due to a loss of subscribers as a result of the ongoing war in Ukraine.
Mobile ARPU
    For the year ended December 31, 2023, our mobile ARPU in Ukraine decreased by 3.3% (in US$ terms) and increased by 12.6% (in local currency terms). These changes are primarily due to a growth in mobile data consumption and a loss of subscribers that resulted in a lower baseline for calculation of ARPU during 2023.
Kazakhstan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	774	636	569		21.7%		11.8%
Mobile service revenue	603	497	459		21.3%		8.3%
- of which mobile data	380	293	265		29.7%		10.6%
Fixed-line service revenue	146	116	91		25.9%		27.5%
Sales of equipment, accessories and other	25	23	19		8.7%		21.1%
Operating expenses	354	316	262		12.0%		20.6%
Adjusted EBITDA	421	322	307		30.7%		4.9%
Adjusted EBITDA margin	54.4%	50.6%	54.0%	3.8	pp	-3.3	pp

Results of Operations in KZT

	Year ended December 31,
In millions of KZT (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	353,562	293,057	242,509		20.6%		20.8%
Mobile service revenue	275,226	228,084	195,583		20.7%		16.6%
- of which mobile data	173,232	134,484	113,045		28.8%		19.0%
Fixed-line service revenue	66,630	54,312	38,676		22.7%		40.4%
Sales of equipment, accessories and other	11,706	10,661	8,250		9.8%		29.2%
Operating expenses	161,578	145,351	111,449		11.2%		30.4%
Adjusted EBITDA	192,067	147,784	131,060		30.0%		12.8%
Adjusted EBITDA margin	54.3%	50.4%	54.0%	3.9	pp	-3.6	pp

Selected Performance Indicators

	Year ended December 31,
	2023	2022	2021	‘22-23 % change	‘21-22 % change

Mobile
Customers in millions	11.1	10.6	9.9	4.7%	7.1%
Mobile data customers in millions	9.4	8.6	7.9	9.3%	8.9%
ARPU in US$	4.6	4.0	3.9	15.0%	2.6%
ARPU in KZT	2,107.0	1,844.0	1,671.0	14.3%	10.4%

Total Operating Revenue
    For the year ended December 31, 2023, our Kazakhstan total operating revenue increased by 21.7% (in US$ terms) and increased by 20.6% (in local currency terms) as compared to the year ended December 31, 2022. These changes were primarily driven by higher voice, data usage and 4G subscribers along with higher fixed line services usage and repricing during the year 2023.
Adjusted EBITDA
    For the year ended December 31, 2023, our Kazakhstan Adjusted EBITDA increased by 30.7% (in US$ terms) and increased by 30.0% (in local currency terms) as compared to the year ended December 31, 2022. These changes are primarily due to higher total operating revenue as described above. The increase was partially offset by increased network maintenance and marketing spend.
Number of Mobile Customers
    As of December 31, 2023, we had 11.1 million mobile customers in Kazakhstan representing an increase of 4.7% as compared to December 31, 2022. This increase was driven by growth in mobile data customers which increased by 9.3% over the reporting period as a result of improved mobile data services and the continuous expansion of our 4G network.
Mobile ARPU
    For the year ended December 31, 2023, our mobile ARPU in Kazakhstan increased by 15.0% (in US$ terms) and increased by 14.3% (in local currency terms) as compared to the year ended December 31, 2022. This increase is primarily due to the rise in the demand for mobile data due to the growth in our 4G customer base and digital services.

Bangladesh
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	570	576	564		-1.0%		2.1%
Mobile service revenue	561	566	553		-0.9%		2.4%
- of which mobile data	201	184	160		9.2%		15.0%
Sales of equipment, accessories and other	9	10	11		-10.0%		-9.1%
Operating expenses	356	366	329		-2.7%		11.2%
Adjusted EBITDA	214	210	235		1.9%		-10.6%
Adjusted EBITDA margin	37.5%	36.5%	41.7%	1.1	pp	-5.2	pp

Results of Operations in BDT

	Year ended December 31,
In millions of BDT (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	61,490	53,742	47,941		14.4%		12.1%
Mobile service revenue	60,546	52,819	47,050		14.6%		12.3%
- of which mobile data	21,713	17,277	13,647		25.7%		26.6%
Sales of equipment, accessories and other	944	923	891		2.3%		3.6%
Operating expenses	38,377	34,188	27,975		12.3%		22.2%
Adjusted EBITDA	23,113	19,554	19,966		18.2%		-2.1%
Adjusted EBITDA margin	37.6%	36.4%	41.6%	1.2	pp	-5.3	pp

Selected Performance Indicators

	Year ended December 31,
	2023	2022	2021	‘22-23 % change	‘21-22 % change

Mobile
Customers in millions	40.4	37.6	35.1	7.4%	7.1%
Mobile data customers in millions	26.8	24.4	22.1	9.8%	10.4%
ARPU in US$	1.2	1.3	1.3	-7.7%	0.0%
ARPU in BDT	129.3	119.7	115.0	8.0%	4.1%

Total Operating Revenue
    For the year ended December 31, 2023, our Bangladesh total operating revenue decreased by 1.0% (in US$ terms) and increased by 14.4% (in local currency terms) as compared to the year ended December 31, 2022. This change in local currency terms was primarily due to an increase in mobile data revenue which is attributed to personalized data offers that increased our 4G user base and the demand for data, as well as an increase in voice revenue. The US$ change is due to the deterioration of the Bangladesh taka.
Adjusted EBITDA
    For the year ended December 31, 2023, our Bangladesh Adjusted EBITDA increased by 1.9% (in US$ terms) and increased by 18.2% (in local currency terms) as compared to the year ended December 31, 2022. This increase was mainly due to higher revenues as stated above that was offset by the increased energy costs along with higher technology and other general and administration costs.

Number of Mobile Customers
    As of December 31, 2023, the number of mobile customers in Bangladesh increased by 7.4% to 40.4 million as compared to December 31, 2022. This was primarily driven by growth in mobile data customers, which increased by 9.8% as compared to 2022, which was primarily due to our continued investment in the 4G network and focus on growing our 4G user base.
Mobile ARPU
    For the year ended December 31, 2023, our mobile ARPU in Bangladesh decreased by 7.7% in US$ terms and increased by 8.0% in local currency terms as compared to December 31, 2022. This increase in local currency terms was primarily driven by growth in mobile data and voice revenue and as described above.
Uzbekistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	268	233	194		15.0%		20.1%
Mobile service revenue	267	232	193		15.1%		20.2%
- of which mobile data	186	159	122		17.0%		30.3%
Fixed-line service revenue	—	1	1		-100.0%		-16.9%
Sales of equipment, accessories and other	1	—	—		0.0%		0.0%
Operating expenses	157	109	105		44.0%		3.8%
Adjusted EBITDA	112	124	89		-9.7%		39.3%
Adjusted EBITDA margin	41.8%	53.2%	45.9%	-11.4	pp	7.3	pp

Results of Operations in UZS

	Year ended December 31,
In millions of UZS (except as indicated)	2023	2022	2021		‘22-23 % change		‘21-22 % change

Total operating revenue	3,158,369	2,575,184	2,056,545		22.6%		25.2%
Mobile service revenue	3,144,698	2,563,793	2,043,366		22.7%		25.5%
- of which mobile data	2,182,824	1,762,342	1,298,999		23.9%		35.7%
Fixed-line service revenue	1,186	8,169	9,404		-85.5%		-13.1%
Sales of equipment, accessories and other	12,485	3,223	3,774		287.4%		-14.6%
Operating expenses	1,846,729	1,210,233	1,112,252		52.6%		8.8%
Adjusted EBITDA	1,319,354	1,371,642	944,432		-3.8%		45.2%
Adjusted EBITDA margin	41.8%	53.3%	45.9%	-11.5	pp	7.3	pp

Selected Performance Indicators

	Year ended December 31,
	2023	2022	2021	‘22-23 % change	‘21-22 % change

Mobile
Customers in millions	8.4	8.4	7.1	0.0%	18.3%
Mobile data customers in millions	7.6	7.2	5.7	5.6%	26.3%
ARPU in US$	2.6	2.5	2.3	4.0%	8.7%
ARPU in UZS	30,762	27,228	24,217	13.0%	12.4%

Total Operating Revenue
    For the year ended December 31, 2023, our Uzbekistan total operating revenue increased by 15.0% (in US$ terms) and increased by 22.6% (in local currency terms) as compared to the year ended December 31, 2022. These increases are primarily due to higher data revenues in addition to higher digital revenues during the year.
Adjusted EBITDA
    For the year ended December 31, 2023, our Adjusted EBITDA in Uzbekistan decreased by 9.7% (in US$ terms) and decreased by 3.8% (in local currency terms) as compared to the year ended December 31, 2022. These decreases are due to higher operational costs associated with license fees, energy prices and higher IT support costs during the year that was partially offset by the increased revenues during the year as stated above.
Number of Mobile Customers
    As of December 31, 2023, the number of mobile customers in Uzbekistan remained 8.4 million compared to 2022, although the mobile data customers increased by 5.6% as compared to December 31, 2022 (mainly due to the continued expansion of our 4G network in Uzbekistan).
Mobile ARPU
    For the year ended December 31, 2023, our mobile ARPU in Uzbekistan increased by 4.0% (in US$ terms) and increased by 13.0% (in local currency terms) as compared to December 31, 2022. These increases are primarily attributable to focus on high value customers.
Liquidity and Capital Resources
Working Capital
    As of December 31, 2023, we had a negative working capital of US$426 million, compared to a negative working capital of US$664 million as of December 31, 2022. Working capital is defined as current assets less current liabilities. The change was primarily due to an increase in cash and cash equivalents as compared to 2022 mainly as a result of proceeds from sale of Algeria operations, which was partially offset by the decrease in trade and other receivables when compared to 2022.
    Our working capital is monitored on a regular basis by management. Our management expects to repay our debt, as it becomes due, from our operating cash flows or refinanced through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements. For a further discussion of our liquidity profile and the impact of the war between Russia and Ukraine, see —Future Liquidity and Capital Requirements below.
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

Consolidated Financial Statements of our Audited Consolidated Financial Statements for a further discussion on our going concern disclosure.
Consolidated Cash Flow Summary

(In millions of U.S. dollars)	2023	2022	2021*

Net cash flows from operating activities from continuing operations	1,160	933	961
Net cash flows from operating activities from discontinued operations	951	1,624	1,677
Net cash flows used in investing activities from continuing operations	(1,020)	(1,057)	(967)
Net cash flows used in investing activities from discontinued operations	(1,217)	(599)	(213)
Net cash flows from / (used in) financing activities from continuing operations	(919)	456	(192)
Net cash flows from / (used in) financing activities from discontinued operations	(226)	(340)	(552)

Net increase / (decrease) in cash and cash equivalents	(1,271)	1,017	714

Net foreign exchange difference related to continuing operations	(36)	(95)	(18)

Net foreign exchange difference related to discontinued operations	(44)	(21)	(5)

Cash and cash equivalent classified as held for sale	146	(33)	(113)

Cash and cash equivalent at beginning of period	3,107	2,239	1,661

Cash and cash equivalents at end of period, net of overdraft	1,902	3,107	2,239
*Prior year comparatives for the year ended December 31, 2021, are adjusted following the classification of Russia as a discontinued operation (see Note 10–Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).
For more details, see Consolidated Statement of Cash Flows in our Audited Consolidated Financial Statements.
Operating Activities
For the year ended December 31, 2023, net cash flows from operating activities from continuing operations increased to US$1,160 million from US$933 million for the year ended December 31, 2022. The increase was primarily attributable to lower income taxes paid and higher interest received as well as an improvement in working capital as compared to 2022.
For the year ended December 31, 2022, net cash flows from operating activities decreased to US$933 million from US$961 million for the year ended December 31, 2021. The decrease was primarily attributable to lower group EBITDA and an improvement in working capital as compared to 2021.
Investing Activities
    For the year ended December 31, 2023, net cash outflow from investing activities from continuing operations was US$1,020 million compared to net cash outflow of US$1,057 million for the year ended December 31, 2022. This slight decrease was primarily relating to lower capex activity during the year 2023. Our total payments for the purchase of property, equipment and intangible assets amounted to US$766 million in 2023 compared to US$1,010 million in 2022.
For the year ended December 31, 2022, net cash outflow from investing activities was US$1,057 million compared to net cash outflow of US$967 million for the year ended December 31, 2021. This increase was primarily related to increased capital expenditures due to an acceleration of our investments in 4G networks. Furthermore, there was a year on year decrease in the proceeds from the sale of subsidiaries (US$682 million relating to Algeria received during 2022 compared to the proceeds of US$861 million from the sale of our tower assets in Russia received in 2021). Our total payments for the purchase of property, equipment and intangible assets amounted to US$634 million in 2022 compared to US$699 million in 2021.
Financing Activities
    For the year ended December 31, 2023, net cash outflow from financing activities from continuing operations was US$919 million compared to net cash inflow of US$456 million for the year ended December 31, 2022. The net cash outflow from financing activities in 2023 was due to significant repayments combined with limited inflows from bank loans and bonds.
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

Indebtedness
    As of December 31, 2023, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$3,708 million, compared to US$6,670 million as of December 31, 2022. As of December 31, 2023, our debt does not include any overdrawn bank accounts related to our cash-pooling program.
    As of December 31, 2023, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (US$ mln)	Maturity date

VEON Holdings B.V.	Revolving Credit Facility	SOFR + 1.5%	US$	692	692	01.22.2024
VEON Holdings B.V.	Revolving Credit Facility	SOFR + 1.5%	US$	363	363	02.29.2024
VEON Holdings B.V.	Notes	4.00%	US$	556	556	04.09.2025
VEON Holdings B.V.	Notes	6.30%	RUB	9,187	102	06.18.2025
VEON Holdings B.V.	Notes	6.50%	RUB	3,274	37	09.11.2025
VEON Holdings B.V.	Notes	8.13%	RUB	1,357	15	09.16.2026
VEON Holdings B.V.	Notes	3.38%	US$	1,093	1,093	11.25.2027
VEON Holdings B.V. Total					2,858
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	25,386	90	09.02.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	10,777	38	09.02.2026
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	15,000	53	05.18.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.60%	PKR	50,000	178	07.05.2031
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	40,000	142	04.19.2032
PMCL	Other				55
Pakistan Mobile Communications Limited Total					556

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	8,850	81	04.26.2027
Banglalink	Syndicated Loan Facility	7% to 12%	BDT	5,000	46	11.25.2028
Other					61
Banglalink Digital Communications Ltd. Total					188

KaR-Tel	Loan from Forte Bank	17.7500% - 18.5000%	KZT	9,800	22	11.13.2026
	Other				22
TOTAL KaR-Tel Limited Liability Partnership.					44

Unitel LLC	National Bank for Foreign Economic Activity	20.00%	UZS	150,000	12	11.07.2025
	Other				36
TOTAL Unitel LLC.					48

Other entities	Overdrawn accounts and other				13

Total VEON					3,707
We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
The following table reflects our financial liabilities, net of derivative assets, classified further by maturity date, as of December 31, 2023.

(In millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Bank loans and bonds	1,433	1,391	1,416	237	4,477
Lease liabilities	150	497	356	514	1,517
Purchase obligations	148	—	—	—	148
Derivative financial instruments-liabilities
- Gross cash inflows	(14)				(14)
- Gross cash outflows	16				16

Total financial liabilities, net of derivative assets	1,733	1,888	1,772	751	6,144
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
For additional information on our outstanding indebtedness, please refer to Note 16—Investments, Debt and Derivatives of our Audited Consolidated Financial Statements attached hereto and —Key Developments after the year ended December 31, 2023. For a description of some of the risks associated with certain of our indebtedness, see Item 3.D—Risk Factors—Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.
Cash Subject to Currency and Contractual Restrictions
As a result of the war between Russia and Ukraine, clearing systems are no longer accepting payments in Russian rubles on ruble denominated notes and we have been paying any Russian ruble denominated coupons in U.S. dollars. In addition, the Company faces currency controls in Ukraine, which impact Kyivstar’s ability to upstream cash, including as dividends. For more information on these risks, see Item 3.D—Risk Factors—Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.
Future Liquidity and Capital Requirements
    Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.
    In 2023, our capital expenditures (excluding licenses and right-of-use assets) were US$649 million compared to US$841 million in 2022 and US$806 million in 2021. These investments related to upgrades and expansions of high-speed data networks across all our countries of operations.

    While our medium-term plan for capital expenditures (excluding licenses and right-of-use assets) is to invest in high-speed data networks to continue to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Pakistan, Ukraine and Bangladesh, and upgrade of our 3G networks in Bangladesh, the ongoing war in Russia and Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature have been put on hold since 2022 from time to time and may continue to be put on hold until the impact of the ongoing war between Russia and Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
    Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will continue to come from:
•cash we currently hold;
•operating cash flows;
•proceeds of assets classified as held for sale;

•borrowings under syndicated bank financings, including credit lines currently available to us, and private credit financings; and
•issuances of debt securities on local and international capital markets.
    Following the onset of the war between Russia and Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to restrictive currency controls in Ukraine, and sanctions in relation to the war. The availability of external financing depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the financial position of international and local banks, the willingness of international and local banks or private credit funds to lend to our companies (including as a result of any sanctions concerns) and the liquidity and strength of international and local capital markets. Due to the adverse impact the ongoing war between Russia and Ukraine has had on us, the terms of such external financing may be less favorable than our existing financing, including due to the reputational harm we have suffered. See —Item 3.D.—Risk Factors—Market Risks—We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine.

As of December 31, 2023, we had an undrawn amount of US$38 million under the existing Bangladesh and Kazakhstan term facilities. For additional information on our outstanding indebtedness, please refer to Note 18 — Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. On December 31, 2023, VEON had approximately US$1.3 billion of cash held at the level of its headquarters (“HQ”), which was deposited with international banks and invested in money market funds and which is fully accessible at HQ. In addition, VEON’s operating companies had a total cash position equivalent to US$0.6 billion. However, there can be no assurance that our existing cash balances and available credit lines will be sufficient over time to service our existing indebtedness, including to address our upcoming bond maturities. See Item 3.D—Risk Factors—Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.
While we currently have sufficient liquidity to satisfy our current obligations at least over the next 12 months, management identified material uncertainties as a result of the war. See Item 3.D—Risk Factors—Market Risks—Our independent auditors have included a going concern emphasis paragraph in their opinion as a result of the effects of the ongoing war between Russia and Ukraine and Note 24—Basis of Preparation of the Consolidated Financial Statements of our Audited Consolidated Financial Statements for our going concern disclosure.

Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used to purchase of property, plant and equipment and intangible assets:

(In millions of U.S. dollars)	2023	2022	2021*

Capital expenditures (excluding licenses and right-of-use assets) **	649	841	806
Adjusted for:
Additions of licenses	4	526	482
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of-use assets)	113	(357)	(430)

Purchase of property, plant and equipment and intangible assets	766	1,010	858
*Prior year comparatives for the year ended December 31, 2021 are adjusted following the classification of Russia as a discontinued operation (see Note 10—Assets Held for Sale and Discontinued Operations of our Audited Consolidated Financial Statements)
** Refer to Note 2—Segment Information of the Audited Consolidated Financial Statements
Quantitative And Qualitative Disclosures About Market Risk
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
Related Party Transactions
    We have entered into transactions with related parties and affiliates. See Item 7.B—Related Party Transactions and Note 22—Related Parties and Note 23—Events After the Reporting Period—Agreement with Impact Investments LLC for Strategic Support and Board Advisory Service to our Audited Consolidated Financial Statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
    Following May 31, 2024, the date of our 2024 annual general meeting of shareholders (the “2024 AGM”), our directors, their respective ages, positions, dates of appointment and assessment of independence as of September 30, 2024 are as follows:

Name	Age	Position	First Appointed	Independent
Augie K Fabela II	58	Chairman of Board of Directors	2024 (as Chairman); 2022 (as member)	☒
Andrei Gusev	52	Director	2014
Sir Brandon Lewis	53	Director	2024	☒
Duncan Perry	57	Director	2024	☒
Michael R. Pompeo	60	Director	2024
Michiel Soeting	62	Director	2022	☒
Kaan Terzioglu	56	Director (and Group CEO)	2023
Prior to the date of our 2024 AGM, our directors, their respective ages, positions, dates of appointment and assessment of independence were as follows:

Name	Age	Position	First Appointed	Independent
Morten Lundal	59	Chairman of Board of Directors	2023 (as Chairman); 2022 (as member)	☒
Michiel Soeting	62	Director	2022	☒
Augie K Fabela II	58	Director	2022	☒
Yaroslav Glazunov	44	Director	2020
Karen Linehan	65	Director	2022	☒
Andrei Gusev	52	Director	2014
Kaan Terzioglu	56	Director (and Group CEO)	2023
    As of the annual general meeting of shareholders held on June 29, 2023 (the “2023 AGM”) and up to the date of our 2024 AGM, the board of directors of VEON (“Board of Directors”) consisted of seven members, four of whom we deemed to be independent. See Item 10.B—Memorandum and Articles of Association—Board of Directors. In analyzing the independence of the members of the Board of Directors for this purpose, we are guided by the NASDAQ listing rules, the rules promulgated by the SEC, as if those rules applied to us.
All members of the Board of Directors are elected by our shareholders at our annual general meeting through a cumulative voting process at such general meeting. Nominations to the board of directors were managed by its Remuneration and Governance Committee (“RGC”), which prior to the date of our 2024 AGM was led by Morten Lundal, whom we deemed to be an independent member of the Board of Directors. The RGC looked to ensure that the membership of the Board of

Directors consists of individuals with sufficiently diverse and independent backgrounds, who possess experience, knowledge, and expertise most relevant to our strategic priorities and challenges. All members of the Board of Directors possess suitable industry experience and have additionally been selected to provide the requisite experience necessary for the committees of our Board of Directors.
At the 2024 AGM, VEON shareholders re-elected four previously serving directors and elected three new members to the VEON Board of Directors. Following our 2024 AGM, the Board amended the composition of certain of our committees. See — Updates to the Board of Directors following the Annual General Meeting of Shareholders on May 31, 2024—for details of the Board composition and following our 2024 AGM.
On July 30, 2018, we amended and restated our bye-laws to, among other things, eliminate our two-tier board structure. As a result, we have a board of directors and a management leadership team known as the GEC. On June 29, 2023, we amended and restated our bye-laws to reduce the size of the Board of Directors to a minimum of five and maximum of nine board members and to allow the Board of Directors to delegate its powers to committees with responsibility for audit, board nomination and compensation, and such other committee as the Board of Directors deems necessary or appropriate. On May 31, 2024, we further amended and restated the bye-laws to correct a legacy formatting error and to standardize the wording enabling the Board of Directors to convene electronic meetings of shareholders.

Our bye-laws empower the Board of Directors to direct the management of VEON Ltd.’s business and affairs, and require that the Board of Directors approves important matters including, among others, the annual budget and audited accounts, organizational or reporting changes to the management structure, significant transactions and changes to share capital or other significant actions of the group of subsidiary companies for which VEON Ltd. is the ultimate parent entity (“VEON Group”). Additionally, under Bermuda law, the Board of Directors has the right to require that any matter be brought to the attention of the Board of Directors for approval and any member of the Board of Directors may bring forward an item for the agenda of a meeting of the Board of Directors. Together, these decision-making channels help to ensure that the Board of Directors provides appropriate oversight over matters relevant to the VEON Group.
Updates to the Board of Directors following the Annual General Meeting of Shareholders on May 31, 2024.
At the 2024 AGM, VEON shareholders re-elected four previously serving directors: Augie Fabela, Andrei Gusev, Michiel Soeting and Kaan Terzioglu. Shareholders also elected Sir Brandon Lewis, Duncan Perry and Michael R. Pompeo as new members of the Board of Directors. Morten Lundal, Karen Linehan and Yaroslav Glazunov did not stand for re-election at the 2024 AGM. All members of our Board of Directors serve in office until the next annual general meeting of shareholders of the Company to be held in 2025, unless any members are removed from office or their offices are vacated in accordance with our bye-laws. Alternate directors will be summoned to act as regular directors in a temporary or permanent manner in case of absence, vacancy or demise. Of the seven members of the Board of Directors elected at the 2024 AGM, four are deemed to be independent. In analyzing the independence of the members of the Board of Directors for this purpose, we are guided by the NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as if those rules applied to us.
The GEC is comprised of the Group Chief Executive Officer, the Group Chief Financial Officer, and the Group General Counsel. The GEC is focused on the management of the business affairs of VEON Group as a whole, including execution of our competitive strategy, driving financial performance and overseeing and coordinating Group-wide initiatives. On an annual basis, the GEC, the Audit and Risk Committee (the “ARC”) and the Board of Directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into the business of the VEON Group through global policies and procedures.
As of September 30, 2024, the members of our GEC, their respective ages, positions and dates of appointment were as follows:

Name	Age	Position	First Appointed
Kaan Terzioğlu	56	Group Chief Executive Officer	March 2020 (as co-CEO)
A. Omiyinka Doris(1)	48	Group General Counsel	June 2023
Joop Brakenhoff (2)	59	Group Chief Financial Officer	May 2023
(1)A. Omiyinka Doris served on the GEC as Acting Group General Counsel from November 1, 2022 until May 31, 2023. Effective from June 1, 2023, she became the Group General Counsel.
(2)Serkan Okandan and Joop Brakenhoff served on the GEC as Group Chief Financial Officer and Chief Internal Audit and Compliance Officer respectively for the reporting period ending December 31, 2023, until April 30, 2023. Effective from May 1, 2023, Joop Brakenhoff replaced Serkan Okandan as Group Chief Financial Officer.

See Note 22—Related Parties to our Audited Consolidated Financial Statements for the compensation details for our GEC.
Board of Directors following the 2024 AGM
Mr. Augie K Fabela II (Chairman) has been a director of VEON Ltd. since June 2022 and we deem Mr. Fabela to have been an independent director. Mr. Fabela serves as the chairman of the Remuneration and Governance Committee and is also a member of the Audit and Risk Committee. He also previously served as a member of both the Compensation and Talent Committee as well as the Strategy and Innovation Committee. Mr. Fabela was also a director of VEON Ltd. from June 2011 to December 2012, during which time he served as Chairman of the Board. He is executive chairman and co-founder of FastForward.ai. In addition, he is also a director (Finance Committee) at Shareability, Inc. since 2019. Mr. Fabela is a #1 bestselling author of “The Impatience Economy.” He graduated from Stanford University with a B.A. and M.A. in International Relations and International Policy Studies.
Mr. Andrei Gusev (Director) has been a director of VEON Ltd. since April 2014. Mr. Gusev serves as member of the Remuneration and Governance Committee and previously served as the chairman of the Finance Committee. Mr. Gusev is currently a senior partner at LetterOne Technology LLP (UK). He has deep experience executing transactions in various geographies over the last 20 years. Mr. Gusev also has extensive experience as an executive having served as Chief Executive Officer at the publicly listed food retailer X5 Retail Group N.V. from 2011 to 2012 and as management board member responsible for business development and M&A from 2006 to 2010. From 2001 to 2005, Mr. Gusev held a position at the Alfa Group overseeing investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev holds an MBA from the Wharton School at the University of Pennsylvania and graduated with honors from the Faculty of Applied Mathematics and Computer Science at Moscow State University.
Sir Brandon Lewis, CBE (Director) has been a director of VEON Ltd. since May 2024 and we deem Sir Brandon to be an independent director. Sir Brandon previously served as a Member of Parliament for Great Yarmouth. He is currently strategic advisor to each of LetterOne Holdings S.A., Civitas Investment Management Ltd., FM ConwayLimited and Thakeham Homes Limited. since 2023. Sir Brandon also serves as a non-executive director of Woodlands Schools Ltd.since 2023, having also been a director there from 2001 to 2012, and is a patron of Adam Smith Institute (a free market think tank in the UK) and non-Executive chairman of Millbank Creative Ltd. Prior to that, Sir Brandon served 10 years in the UK Government with 5.5 of those years in Cabinet in a range of roles: he was Lord Chancellor and Secretary of State for Justice, Ministry of Justice UK in 2022; Secretary of State, Northern Ireland Office from 2020 to 2022; Minister of State (National Security) and UK Home Office from 2019 to 2020. From 2018 to 2019, Sir Brandon also served as Cabinet Minister without Portfolio as well as Chairman of Conservative Party. Between 2016 and 2018, Sir Brandon served the UK Home Office in consecutive roles as Minister of State for Policing and the Fire Service, and then as Minister of State (Immigration and International). Prior to that, he was Minister of State from 2014 to 2016 and Parliamentary Under Secretary of State for Communities and Local Government from 2012 to 2014 with the Department for Communities and Local Government. Sir Brandon holds a BSc (Econ) and an LLB, Law from the University of Buckingham, and an LLM, Law (Commercial) from King’s College London. He is also a qualified a Barrister, Law from Inns of Court School of Law.

Duncan Perry (Director) has been a director of VEON Ltd. since May 2024 and we deem Mr. Perry to be an independent director. Mr. Perry serves as an observer on the Audit and Risk Committee. Mr. Perry is a lawyer with 30 years of legal experience and has been a senior legal advisor at LetterOne since July 2023. He is also chairman of the not for profit, SEO Connect Ltd, and board member of the charity, SEO London Ltd. Prior to this, Mr. Perry was a general counsel and entrepreneur for 10 years, involved in a number of diverse projects, including being a founding team member and director of the UK regulated FinTech bank Kroo Bank. Mr. Perry was Global General Counsel at Barclays Wealth Asset Management for 7 years, where he was a member of the Barclays Wealth executive committee and responsible for legal and compliance risk across 24 jurisdictions. At Barclays he was a member of several committees, including the chair of the Risk and Reputation Committee. Mr. Perry also previously had roles including European COO and General Counsel of the hedge fund Amaranth LLC and European Head of Compliance (FIRC) at UBS Investment Bank, where he was also Global legal head of Syndicated Finance and Debt Trading. Prior to this, Mr. Perry was a banking lawyer at both Sherman & Sterling LLP and Allen & Overy LLP, in London and New York. Mr. Perry attended Exeter University where he obtained a first class law degree. He is currently an adjunct lecturer at Exeter University Business School on the MSc FinTech program. Mr. Perry is also currently a board member of a charity which helps students from underrepresented communities obtain employment at elite institutions.

Michael R. Pompeo (Director) has been a director of VEON Ltd. since May 2024. Secretary Pompeo served as the 70th U.S. Secretary of State of the United States from April 2018 to January 2021, Director of the Central Intelligence Agency from January 2017 to April 2018, and was elected to four terms in the U.S. Congress representing the Fourth District of Kansas. Secretary Pompeo practiced law, business and tax litigation at Williams & Connolly for three years. He then raised capital to acquire assets in the aviation manufacturing supply chain and was the CEO of the company he founded with several colleagues, Thayer Aerospace, for several years. Secretary Pompeo then became President of Sentry International, an oilfield services and equipment company with operations in the U.S. and Canada. Since leaving government, Secretary Pompeo has remained active on the global stage advancing American interests. Currently, he serves as Executive Chairman of Impact Investments, a U.S.-based merchant bank that also provides strategic and financial advisory services that seeks to develop long-term partnerships with the World's leading companies across a range of industries and geographies. He is also a member of the Kyivstar board of directors. Secretary Pompeo graduated first in his class from the United States Military Academy at West Point in 1986. He served as a cavalry officer in the U.S. Army, leading troops patrolling the Iron Curtain. Secretary Pompeo left the military in 1991 and then graduated from Harvard Law School, having served as an editor of the Harvard Law Review.
Mr. Michiel Soeting (Director) has been a director of VEON Ltd. since March 2022 and we deem Mr. Soeting to have been an independent director. Mr. Soeting is the chairman of the Audit and Risk Committee and also serves as a member of the Remuneration and Governance Committee. He previously served as a member of the Finance Committee and Nominating and Corporate Governance Committee. Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, ASPAC and the Americas regions, becoming KPMG partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, Mr. Soeting served as a global head of the KPMG Energy and Natural Resources (ENR) sector, and as a global Chairman of the KPMG Energy & Natural Resources Board. From 2009 to 2014, he was a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. Since 2019, Mr. Soeting has taken on various oversight roles, in particular, as a director and chair of the Audit Committee at Serica Energy plc in the UK, as a member of the Advisory Board of Parker College of Business of Georgia Southern University in the U.S. and as a member of the Board of Governors of Reed’s Foundation in the UK. Mr. Soeting graduated from Vrije University of Amsterdam, the Netherlands where he completed his Doctoral studies in Economics and a post-Doctoral degree in Accountancy. He holds an MBA from Georgia Southern University in the U.S. In addition, Mr. Soeting is a qualified Chartered Accountant in both The Netherlands and the United Kingdom.
Mr. Kaan Terzioğlu (Director) has been serving VEON Group as the Group Chief Executive Officer since June 2021 and was appointed as a director of VEON Ltd. in June 2023. As the Group CEO, Terzioglu leads the executive teams of the Company’s digital operators providing connectivity and digital solutions, empowering their customers with digital finance, education, entertainment and health services, among others, and supporting the economic growth of the Company’s operating markets. Prior to being appointed as the Group CEO, Mr. Terzioglu served the Company as Group Co-CEO from March 2020 to June 2021, Group Co-COO from November 2019 to March 2020 and a member of the Board of Directors from July 2019 to October 2019. Mr. Terzioglu is currently a Board Member of the GSMA and of the GSMA Foundation, and served on the board of Digicel from July 2019 to March 2024. Prior to joining the Company, Mr. Terzioglu held regional and global leadership roles in management consulting, technology and telecoms with Arthur Andersen, CISCO and Turkcell in Belgium, United States and Turkey. In 2019, Mr. Terzioglu received GSMA’s “Outstanding Contribution to the Industry” award for his leadership in creating a digital transformation model for the telecoms industry and for his contributions to socially responsible business in telecommunications industry. Mr. Terzioglu holds a Bachelor’s Degree in Business Administration from Bogazici University and is also a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants).
Board of Directors Prior to the 2024 AGM
Mr. Morten Lundal was a director of VEON Ltd. from June 2022 to May 31, 2024 and was Chairman of the Board from July 2023 to May 2024. We deem Mr. Morten to have been an independent director through his term of appointment. Mr. Lundal has over 20 years’ experience as an executive in the telecoms sector with extensive experience in emerging markets, having held key positions at Telenor Group in Oslo and Vodafone Group in London as well as CEO of Maxis Bhd and Digi.Com Bhd in Malaysia. In addition, Mr. Lundal has served as a non-executive director of Digital National Bhd, Malaysia from 2020 until 2023. Mr. Lundal completed his Master of Business and Economics at the Norwegian School of Management and holds an MBA from the International Institute for Management Development in Lausanne.
Mr. Yaroslav Glazunov was a director of VEON Ltd. from November 2020 to May 31, 2024. Prior to the 2024 AGM, Mr. Glazunov served as a member of the Remuneration and Governance Committee and previously served as a member of the Compensation and Talent Committee and was a member of the Nominating and Corporate Governance Committee. Mr. Glazunov is currently a partner at the publicly listed entity Korn Ferry (partner since 2021). Mr. Glazunov is a senior advisor at the international investment firm LetterOne where he focuses on long-term investment portfolio management. He oversees portfolio strategy and governance, as well as leadership performance, drawing upon more than two decades of advisory experience in Europe, Asia and the Middle East. He is Chairman for Central Eurasia at Korn Ferry, the world’s largest organizational consulting company. In addition to his commercial roles, Mr. Glazunov chairs an NGO engaged in the advancement of arts education.
Ms. Karen Linehan was a director of VEON Ltd. from January 2022 to May 31, 2024 and we deem Ms. Linehan to have been an independent director through her term of appointment. Ms. Linehan is currently a member of the Board of Directors of publicly listed entities Aelis Farma SA (Board member, Chairwoman of the Audit Committee and member of the Compensation Committee since January 2022), and CNH Industrial N.V. (Board member since April 2022 and Chairwoman of the Audit Committee since September 2022). Ms. Linehan retired at the end of 2021 as the executive Vice President and general counsel of Sanofi, a CAC 40 global healthcare company, and as a member of the supervisory boards of Sanofi Aventis Deutschland GmbH and Euroapi, which were both Sanofi subsidiaries. She is an independent Board member of GARDP North America Inc. (Global Antibiotic Research and Development Partnership), a non-profit organization that develops new treatments for drug-resistant infections and a member of the Board of Visitors at Georgetown University Law Center. Her role with GARDP ended in 2023. Ms. Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law at as an associate at Townley & Updike in New. York, NY from September 1986 until December 1990, Ms. Linehan served on the Congressional Staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986.
Mr. Augie K. Fabela II, Mr. Andrei Gusev, Mr. Michiel Soeting and Mr. Kaan Terzioglu each served as members of the Board of Directors prior to the 2024 AGM. Please see Item 6.A— Director’s and Management (Board of Directors following the 2024 AGM) for each of their resume details.
Group Executive Committee
    Ms. Asabi Omiyinka Doris was appointed as Group General Counsel and a member of the Group Executive Committee effective June 2023 and prior to that she served as Acting Group General Counsel effective November 2022 until May 2023. Previously, she held the position of Deputy General Counsel SEC/Disclosure, Finance and Governance based in Amsterdam at VEON from July 2015 until October 2022. Prior to joining VEON, Ms. Doris was Chief Counsel, Africa for Vale based in Maputo, Mozambique from 2011 to 2014. Prior to that she worked at Norton Rose from 2006 to 2011 in its London and Milan offices, Freshfields Bruckhaus Deringer from 2005 to 2006 in its London office and at Davis Polk & Wardwell from 2000 to 2005 in its New York office. Ms. Doris holds a B.A. magna cum laude from Harvard and Radcliffe Colleges and a J.D. from Harvard Law School.
    Mr. Joop Brakenhoff was appointed as Group Chief Internal Audit & Compliance Officer and a member of VEON’s Group Executive Committee in July 2020. Mr. Brakenhoff served as the Group Chief Internal Audit & Compliance Officer until the end of April 2023, and effective from May 1, 2023 Mr. Brakenhoff served as the Group Chief Financial Officer. Mr. Brakenhoff joined VEON as the Company’s Head of Internal Audit in January 2019. Prior to this he was at Heineken International, where he was the head of Global Audit. Mr. Brakenhoff has also held senior financial and internal audit roles at Royal Ahold, prior to which he was Chief Financial Officer of Burg Industries B.V. and Head of Internal Audit at Heerema International. Mr. Brakenhoff started his career at KPMG in 1985 where he worked for nine years in a variety of financial audit roles. Mr. Brakenhoff is a Chartered Accountant (registered accountant) of the Royal Netherlands Institute of Chartered Accountants (NBA) and a Certified Operational Auditor.
Mr. Kaan Terzioglu, as the Group Chief Executive Officer is also a member of the Group Executive Committee. Please see Item 6.A— Director’s and Management (Board of Directors following the 2024 AGM) for his resume details.
B. Compensation
This section describes our compensation arrangements and process for our board of directors and GEC for the year ended December 31, 2023. In order to ensure alignment with the long-term interests of the Company’s shareholders, the RGC, evaluated the compensation of the company’s Board of Directors and the GEC during the period taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. Following review by the RGC, it made recommendations to the Board of Directors on the compensation of the Board of Directors and the GEC.
We incurred remuneration expense in respect of our directors and senior managers in an aggregate amount of approximately US$22 million for services provided during 2023. For more information regarding our director and senior management compensation, including individual remuneration amounts for each our directors and senior managers, see Note 22

—Related Parties to our Audited Consolidated Financial Statements. The remuneration received by the Company’s non-executive directors was in compliance with the Board fee structure established by the Company.

To stimulate and reward leadership efforts that result in sustainable success, value growth cash and equity-based multi-year incentive plans (“Incentive Plans”) were designed for members of our recognized leadership community. The participants in the Incentive Plans may receive cash payouts or share awards after the end of each relevant award performance period. These Incentive Plans are key in aligning the interests of the members of our leadership team with the long-term success of the Company as well as shareholders’ interests while also acting as a tool to enhance retention among our leadership team. The Company’s non-executive directors did not receive variable remuneration and did not participate in the Company’s incentive plans in 2023. To ensure that the interests of the Company’s non-executive directors are aligned with those of the shareholders and that their remuneration supports the long-term company performance, in 2023 VEON introduced the new Board fee structure, whereby a certain portion of the Board of Directors’ compensation is paid in the VEON shares.

The Company has adopted a malus and claw back policy in respect of short-term and long-term incentives. The provisions of the policy allow the Group to reduce or recoup short-term or long-term incentives awards in the event of fraud or gross negligence by an employee (“trigger events”). Malus applies before awards have vested or been paid to an employee while claw back applies for a period of three years from the date the award has vested or payment has been made to an employee. In addition, the Company has adopted a policy with respect to the Clawback Policy, effective from October 2, 2023. The Clawback Policy applies to “incentive-based compensation” (i.e. compensation that is granted/earned/vested based wholly or in part upon the attainment of financial reporting measures, including stock price and total shareholder return) and provides a mechanism whereby the Company, in response to the restatement of its financial statements, claw-back any compensation received by an executive officer which exceeds the amount of incentive-based compensation that executive would have otherwise received had such compensation been determined based on the restated financial figures.

Short-Term Incentive Plan
The Short-Term Incentive Plan (“STIP”) provides cash pay-outs and share rewards to participating employees based on the achievement of established Key Performance Indicators (“KPIs”) over the period of one calendar year. Under the STIP Scheme the target award for a Group CEO is 125% of annual base salary and for the remainder of the executives is 100% of annual base salary, delivered 50% cash and 50% shares with the 50% share element restricted for two years. The shares are restricted for two years after grant with no further performance conditions. The maximum opportunity for the executive is 120% of the target level. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the operational performance (50%), financial health (30%) and strategic projects (20%) of the Company. In 2023, operational performance KPIs consist of total operating revenue (20%), EBITDA (20%), and cost intensity (10%). The weight of each KPI was decided on an individual basis and pay-out of the STI award was dependent upon final approval by the RGC. Based on results achieved for the year 2023, the RGC has confirmed that all of the set targets for this year were generally achieved.

The cash pay-out of the STIP award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. The share awards are also scheduled to be granted in March of the year following the assessment year and subject to the same conditions. Both the cash pay-out of the STIP award as well as any share awards granted were dependent upon final approval by the RGC.

Long-Term Incentive Plan
The LTIP is granted in a rolling three-year performance cycle and subject to a three year vesting period from the date of the grant as well as a performance condition related to target shareholder return in line with shareholder interests. The target shareholder return performance condition is relative to a customized peer group of companies. The threshold level (50% of the on-target award) is achieved at the median of the peer group and maximum payout (200% of the on-target award) at performance in the top quartile of the peer group. In respect of the Company’s 2021-2023 LTIP awards, vested on December 31, 2023, the RGC has assessed that the target shareholder return performance condition has not been satisfied, accordingly no payout will be initiated to the proposed award recipients. For the Company’s 2021–2023 LTIP award, which was vested on December 31, 2023, the RGC confirmed that the targets for the target shareholder return have not been met, and, therefore, no payout will be executed in respect thereof.

Vesting of certain of our share awards are based on the attainment of certain KPIs, such as absolute share price, etc. Options may be exercised by the participant at any time during a defined exercise period, subject to the Company’s insider trading policy.

Deferred Share Plan (“DSP”)
The Deferred Share Plan (DSP) is an equity-settled scheme established in 2021, which enables the Board to award options to the selected staff (participants) on a discretionary basis at no cost to the participants. The awards are conditional on the ongoing employment for a specified period, typically a two-year vesting period.
Other
Executive shareholding requirements are set at six times annual base salary for the Group CEO and two times annual base salary for the Group CFO and Group General Counsel. There is no post-employment holding period for the Group CFO and Group General Counsel, while the Group CEO must maintain his shareholding requirement for two years post-employment. The rationale behind the shareholding requirements is to align executive and shareholder interests by creating personal holdings of VEON equity.
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
    We have obtained insurance on behalf of our senior managers and directors for liability arising out of their actions in their capacity as a senior manager or director and we did not make any distributions to the Company’s Board of Directors in 2023 as a result of any termination of employment. Further, there are currently no loans, advances or guarantees outstanding on behalf of any director of the Company.
    We do not have any pension, retirement or similar benefit plans available to our directors or senior managers and we did not make any distributions to the Company directors in 2023 on termination of employment or any payments for pension obligations, early retirement arrangements or sabbaticals. There are no loans, advances or guarantees outstanding on behalf of any director of the Company.

Vested Deferred Share Awards December 31, 2023

Individuals	Award	No of ADRs awarded	Vesting Date

Kaan Terzioglu	One-off Award	30,996	July 01, 2022
Joop Brakenhoff	One-off Award	3,703	July 01, 2022
Kaan Terzioglu	CEO Share Award	62,782	October 01, 2022
Joop Brakenhoff	One-off Award	4,162	December 31, 2022
Kaan Terzioglu	One-off Award	30,996	July 01, 2023
Joop Brakenhoff	One-off Award	3,703	July 01, 2023
Kaan Terzioglu	CEO Share Award	146,490	September 01, 2023
Joop Brakenhoff	One-off Award	4,162	December 31, 2023
Omiyinka Doris	One-off Award	10,444	June 07, 2023
Former member
Serkan Okandan	One-off Award	8,887	July 01, 2022
Serkan Okandan	One-off Award	8,887	July 01, 2023

Outstanding deferred share awards
Individuals	Award	No of ADRs/ awarded	Vesting date
Kaan Terzioglu	STI 2022 Deferred Grant	65,761	March 15, 2025
Joop Brakenhoff	STI 2022 Deferred Grant	18,855	March 15, 2025
Kaan Terzioglu*	STI 2023 Deferred Grant	57,249	February 16, 2024
Joop Brakenhoff*	STI 2023 Deferred Grant	20,821	February 16, 2024
Omiyinka Doris*	STI 2023 Deferred Grant	11,548	February 16, 2024
Former member
Serkan Okandan	STI 2022 Deferred Grant	45,251	March 15, 2025
* These awards are subject to restriction in trading for 2 years following the vesting date.

LTI award in performance shares

Award in ADRs	2023	2022	2021

Date awarded	March 15, 2023	October 18, 2022	February 24, 2022
Vesting date	December 31, 2025	December 31, 2024	December 31, 2023
ADR price at grant	US$15.00	US$8.95	US$22.09

Individuals
Kaan Terzioglu	306,852	123,087	103,320
Joop Brakenhoff	123,169	35,291	29,623
Omiyinka Doris	105,573*	—	—

Former member
Serkan Okandan	23,461	84,697	71,095
* The LTI 2023 for Omiyinka Doris was awarded on July 19, 2023, with an ADR price at grant of US$19.16

GEC service contracts 2023*

Individuals**	Position	Start date	Term	End date	Non- compete (months)	Non- solicitation (months)

Kaan Terzioglu	Group Chief Executive Officer	November 1, 2019	Permanent	Indefinite	12	6
Joop Brakenhoff	Group Chief Financial Officer	January 15, 2019	Permanent	Indefinite	12	12
Omiyinka Doris	Group General Counsel	July 1, 2015	Permanent	Indefinite	12	12
*All current GEC members may give their notice no earlier than three months; the Company may give executives notice no earlier than six months; No GEC member has a contractual severance provision in their employment agreement.
**Effective October 1, 2023, the GEC consisted of Kaan Terzioglu, Omiyinka Doris, and Joop Brakenhoff with all other GEC members stepping down from their executive roles effective October 1, 2023.

C. Board Practices

VEON Ltd. is governed by our Board of Directors, consisting of seven directors. Our bye-laws provide that our Board of Directors shall consist of at least five and no more than nine directors, as determined by the Board of Directors and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.
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
On August 6, 2021, the SEC approved the NASDAQ Stock Market’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, we, as a foreign private issuer, are required to have at least two diverse Board members or explain the reasons for not meeting this objective, starting with a phase-in during 2023 (at least one diverse Board member) that lasts until 2026 (at least two diverse Board members including at least one Board member who self-identifies as female). Furthermore, a Board of Directors diversity matrix is required to be included in the Annual Report on Form 20-F, containing certain demographic and other information regarding members of the Board of Directors. To see our Board of Directors’ diversity matrix prior to our 2023 annual general meeting held on June 29, 2023, please see Item 6.C—Board Practices from our 2022 Form 20-F filed with the SEC on July 24, 2023 (our “2022 20-F”). The Board of Directors’ diversity matrix as of December 31, 2023 and September 30, 2024 is set out below, which reflects changes in our Board member composition as a result of our 2024 AGM.

Country of Principal Executive Offices	The Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
	As of December 31, 2023				As of September 30, 2024
Total Number of Board members	7				7
Gender Identity	Female	Male	Non-Binary	Did Not Disclose	Female	Male	Non-Binary	Did Not Disclose
Directors	1	2	0	4	0	7	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1				1
LGBTQI+	2				0
Did Note Disclose Demographic Background	4				0
Committees of the Board of Directors
From August 1, 2023, the committees of our Board of Directors consisted of: the Audit and Risk Committee (ARC) and the Remuneration and Governance Committee (RGC). Our Board of Directors and committees meet at least quarterly. In 2023, our Board of Directors met 17 times, the ARC met seven times, and RGC met three times following its formation on August 1, 2023. Each director who served on our Board of Directors during 2023 attended at least 93% of the meetings of the Board of Directors and committees on which he or she served that were held during his or her tenor on our Board. To see the committee and composition of such committees of our Board of Directors prior to August 1, 2023, please see Item 6.C—Board Practices in our 2022 20-F.
Our committee compositions and the terms of reference for these committees from August 1, 2023 and up to the 2024 AGM, as well as from the 2024 AGM onward are set out below.
Audit and Risk Committee
The charter of our Audit and Risk Committee provides that each committee member is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The Audit and Risk Committee is primarily responsible for the following: the integrity of the Company’s financial statements and its financial reporting to any governmental or regulatory body and the public; the Company’s audit process; the qualifications, engagement, compensation, independence and performance of the company’s independent auditors, their conduct of the annual audit of the Company’s financial statements and their engagement to provide any other services; the Company’s process for monitoring compliance with legal and regulatory requirements as well as the Company’s corporate compliance codes and related guidelines, including the Code of Conduct; the Company’s systems of enterprise risk management and internal controls (including oversight over the Company IT and cybersecurity policies); the Company’s capital structure, the Company’s group-level tax strategy; the Company’s compliance program; and the government relations risk of the Group.
From August 1, 2023 up to the 2024 AGM the members of the ARC were Michiel Soeting (chairman), Morten Lundal, and Karen Linehan. Following the 2024 AGM, the members of the ARC are Michiel Soeting (chairman), Brandon Lewis and Augie Fabela. Mr. Perry is as a non-voting observer on the ARC.
Remuneration and Governance Committee
The Charter of our Remuneration and Governance Committee is responsible for assisting and advising the Board of Directors discharging its responsibilities with respect to nominating directors for election to the VEON Ltd. board; fulfillment of the Board’s corporate governance responsibilities; and overseeing the performance, selection, re-appointment, early termination (whether by mutual consent of otherwise) and compensation of the Company’s CEO, the Company’s CXOs, the chief executive officers of all operating subsidiaries of the Company and such other positions as the Committee may determine from time to time. The RGC also periodically assesses director compensation and participation in benefit/incentive plans and provides its recommendations in respect of the same to the Board of Directors. Additionally, the RGC has overall responsibility for approving and evaluating the Board of Directors, executive and employee compensation and benefit/incentive plans, policies and programs and supervising the administration of the VEON Group’s equity incentive plans and other compensation and benefit/incentive programs; and advising the Board on the Company’s overall culture and values, talent management and succession planning programs, including by periodically assessing the substance and considering overall employee feedback and other measurements of effectiveness.

From August 1, 2023 up to the 2024 AGM, the members of the RGC were Augie Fabela (chairman), Yaroslav Glazunov and Morten Lundal. Following the 2024 AGM, the members of the RGC are Augie Fabela (chairman), Michiel Soeting and Andrei Gusev.

Previous Committees of the Board of Directors Structure (Up until the 2023 AGM)
Up until the 2023 AGM, the committees of our Board of Directors consisted of the: Nominating and Corporate Governance Committee, Compensation and Talent Committee, Audit and Risk Committee, Finance Committee and the Strategy and Innovation Committee.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee was to assist in the nomination of directors for the Company and to advise the Board regarding the fulfillment of its corporate governance responsibilities, including recommendations concerning Board committees’ structure, membership, and operations, corporate governance practices and guidelines, periodical evaluation of the Board and its committees.

The committee consisted of five members of the Board at the time of dissolution following shareholder amendments to the Company’s bye-laws approved at the 2023 AGM.

Compensation and Talent Committee

The Board’s Compensation and Talent Committee formerly advised the Board with respect to the Board’s responsibilities in overseeing the selection, termination, performance and compensation of the Group CEO, his direct reports, the CEOs of the Company’s significant subsidiaries, and certain other positions which the Company determined as critical for its continuous operations. In addition, the committee oversaw, assessed and made recommendations to the Board in respect of the Company’s compensation practices, benefits plans and incentive programs for Board’s directors as well as the Company’s executives and employees. The committee also advised the Board in relation to the Company’s overall culture and values as well as talent management and succession planning programs. In particular, the committee periodically assessed the substance and effectiveness of these programs and considered employee feedback and level of engagement.

The committee consisted of three members of the Board at the time of dissolution following shareholder amendments to the Company’s bye-laws approved at the 2023 AGM.

Audit and Risk Committee

The primary role of the Audit and Risk Committee was to oversee the integrity of the Company’s financial statements and its financial reporting, internal audit process, systems of Enterprise Risk Management (“ERM”) and internal controls as well as the Company’s ethics, and compliance programs. In particular, the Audit and Risk Committee monitored compliance with legal, regulatory and internal code of conduct requirements in addition to supervising activities related to Company’s relationships with the U.S. and Dutch authorities. The Audit and Risk Committee was also responsible for making recommendation to the Board on the appointment of the external auditor which included evaluating the qualifications, engagement, compensation, independence and performance of the Company’s external auditor and approving the annual audit plan and budget.

The committee consisted of four members of the Board at the time of dissolution following shareholder amendments to the Company’s bye-laws approved at the 2023 AGM

Finance Committee

The Finance Committee formerly advised the Board with respect to the Board’s oversight of the Group’s capital structure, budgets, and the execution of material transactions. The committee provided the Board with advice and recommendations on matters related to mergers, acquisitions, divestitures and reorganization transactions, the incurrence of indebtedness and finance policies, dividend policy, share capital matters, budget process and approval of budget, spectrum, and licensing matters, as well as on listing decisions and investor relations matters, and any material settlements.

The committee consisted of three members of the Board at the time of dissolution following shareholder amendments to the Company’s bye-laws approved at the 2023 AGM.

Strategy and Innovation Committee

The Strategy and Innovation Committee assisted and advised the Board on matters related to the Group’s strategy and business plan for core connectivity, infrastructure, and digital operations, and also monitored the Company’s performance in these business lines.

The committee consisted of five members of the Board at the time of dissolution following shareholder amendments to the Company’s bye-laws approved at the 2023 AGM.
D. Employees
The following chart sets forth the number of our employees as of December 31, 2023, 2022 and 2021, respectively:

	As of December 31, 2023
	2023	2022	2021
Pakistan	5,252	5,114	5,091
Bangladesh	1,251	1,216	1,128
Ukraine	4,054	3,723	3,794
Uzbekistan	1,827	1,624	1,555
Kazakhstan	4,295	4,195	3,868
HQ	96	114	116
Others	431	456	799
Total*	17,206	16,442	16,351
* Total number of employees does not include the 27,717, and the 28,235 employees in our Russian Operations as of December 31, 2022 and 2021, respectively, since our Russian Operations were sold as at December 31, 2023, classified as a discontinued operation as at December 31, 2022, and were removed from 2021 for comparability. The sale of our Russian Operations was completed on October 9, 2023.

From time to time, we also employ external staff, who fulfill a position at the company for a temporary period. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them above.
The following chart sets forth the number of our employees as of December 31, 2023 according to geographic location and our estimates of main categories of activities:

	As of December 31, 2023
Category of activity(1)	Pakistan	Ukraine	Kazakhstan	Uzbekistan	Bangladesh
Executive and senior management	26	18	11	12	8
Engineering, construction and information technology	792	1,659	1,488	541	383
Sales, marketing and other commercial operations	2,933	927	1,535	475	612
Finance, administration and legal	595	463	273	137	155
Customer service	621	808	712	398	39
Procurement and logistics	81	77	79	38	23
Other support functions	204	102	197	226	31
Total	5,252	4,054	4,295	1,827	1,251

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
    Our employees are represented by unions or operate collective bargaining arrangements in Ukraine. We consider relations with our employees to be generally good. For a discussion of risks related to labor matters, see Item 3.D—Risk Factors —General Risk Factors—Our business may be adversely impacted by work stoppages and other labor matters.

E. Share Ownership
To our knowledge, as of September 30, 2024, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. See Item 7.A—Major Shareholders.
On March 30, 2023, ADS and/or common shares representing 7,671,300, 3,079,225 and 586,525 common shares in the Company were granted to Kaan Terzioğlu, Joop Brakenhoff and Serkan Okandan and on July 19, 2023, ADS and/or common shares representing 2,639,325 common shares in the Company were granted to Omiyinka Doris under the LTIP. The vesting of the award is subject to achieving the targets set for the Company’s LTI program.

On March 30, 2023, ADS and/or common shares representing 1,644,025, 471,375 and 1,131,275 common shares in the Company were granted to Kaan Terzioğlu, Joop Brakenhoff and Serkan Okandan under the DSP which represents 50% of the Short-Term Incentive (“STI”) scheme. The shares will vest in a period of two years.

On July 19, 2023, ADS and/or common shares representing 261,100 common shares in the Company were granted to Omiyinka Doris under the DSP. The vesting of the award is unconditional.

On July 19, 2023, ADS and/or common shares representing 250,000 common shares in the Company were granted to each Morten Lundal, Augie Fabela and Michiel Soeting under the DSP. The vesting of the award is unconditional.

To our knowledge, as of June 30, 2024, Kaan Terzioğlu, Joop Brakenhoff and Omiyinka Doris owned ADS and/or common shares representing 7,475,301; 726,740; and 465,950 common shares in the Company, respectively.

To our knowledge, as of June 30, 2024, Yaroslav Glazunov, Augie Fabela, Michiel Soeting and Morten Lundal own ADSs and/or representing 68,500; 2,623,050; 1,023,825 and 1,124,400 common shares in the Company respectively.
To our knowledge, as of June 30, 2024, apart from what has been disclosed above, no other members of the Board of Director owned any ADSs or common shares. To our knowledge, as of June 30, 2024, none of the Board of Directors or GEC members held any options to acquire our common shares.

    For more information regarding share ownership, including a description of applicable stock-based plans and options, see Note 22—Related Parties to our Audited Consolidated Financial Statements.

F. Disclosure of action to recover erroneously awarded compensation
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
    The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of September 30, 2024, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of September 30, 2024, we had 1,849,190,667 issued and outstanding common shares. None of our major shareholders has different voting rights.

Name	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
L1T VIP Holdings S.à r.l.(1)	840,625,000	45.46%
Stichting Administratiekantoor Mobile Telecommunications Investor (2)	145,947,550	7.89%
Lingotto Investment Management LLP(3)	134,689,550	7.28%
Shah Capital Management, Inc.(4)	123,750,675	6.69%
Helikon Investments Limited(5)	93,584,855	5.06%
(1) As reported on Schedule 13D, Amendment No. 20, filed on September 13, 2019, by L1T VIP Holdings S.à r.l. (“LetterOne”), LetterOne Core Investments S.à r.l. (“LCIS”) and LetterOne Investment Holdings S.A. (“L1”) with the SEC, LetterOne is the direct beneficial owner of 840,625,001 common shares. LCIS is the sole shareholder of LetterOne, and L1 is the sole shareholder of LCIS and, in such capacity, each of LetterOne, LCIS and L1 may be deemed to be the beneficial owner of the 840,625,001 common shares held for the account of LetterOne. Each of LetterOne, LCIS and LetterOne is a Luxembourg company, with its principal business to function as a holding company.

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
(3) As reported on Form 13F, filed on August 12, 2024, by Lingotto, Lingotto holds 5,387,582 ADS, representing 134,689,550 common shares. As reported on Schedule 13G, filed with the SEC on February 14, 2024, by Giovanni Agnelli B.V. (“Giovanni”), Exor N.V. (“Exor”), Lingotto Investment Management (UK) Limited (“Lingotto UK”) and Lingotto Investment Management LLP (“Lingotto”), Lingotto, is the direct beneficial owner of 132,644,375 common shares. Lingotto, which acquired the aforementioned common shares, is 99.7% owned by Lingotto UK. Lingotto UK is a wholly owned subsidiary of Exor, which in turn is controlled by Giovanni, in such capacity, each of Giovanni, Exor, Lingotto UK and Lingotto may be deemed to be the beneficial owner of the 132,644,375 common shares held for the account of Lingotto.
(4) As reported on Form 13F, filed on August 12, 2024, by Shah Capital Management, Inc. (“SCM”), SCM holds 4,950,027 ADS, representing 123,750,675 common shares. As reported on Schedule 13D, filed on October 30, 2023, by SCM, Shah Capital Opportunity Fund LP (“SCOF”) and Himanshu H. Shah (“Shah”), Shah may be deemed beneficial owner of 4,646,584 ADS, representing 116,164,600 common shares (of which 41,812 ADS, representing 1,045,300 common shares are held with sole voting power by Shah), of which SCM may be deemed beneficial owner of 4,604,772 ADS, representing 115,119,300 common shares and SCOF may be deemed beneficial owner of 4,317,497 ADS, representing 107,937,425 common shares. The amounts reported in the table above for SCM include the sole voting power shares held by Shah as at October 30, 2023.
(5) As reported on Schedule 13G, filed on October 4, 2024, by Helikon Investments Limited (“Helikon”) and Mr. Federico Riggio, Helikon and Mr. Federico Riggo are deemed to be the joint beneficial owners of 93,584,855 common shares (including 2,788,955 ADS representing 69,723,875 common shares), which are directly held by Helikon Long Short Equity Fund Master ICAV (“Helikon Fund”).
    Based on a review of our register of members maintained in Bermuda, as of September 30, 2024, a total of 1,038,276,403 common shares representing approximately 56.15% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADR program and a total of 482,681,592 common shares representing approximately 26.10% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, a total of 56,127,210 common shares representing approximately 3.04% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. for the purposes of our common shares listed and tradable on Euronext Amsterdam, and a total of 190,000,000 common shares representing approximately 10.27% of VEON Ltd.’s issued and outstanding shares were held of record by LetterOne. As of September 30 2024, 43 record holders of VEON Ltd.’s ADRs, holding an aggregate of 229,747,225 common shares (representing approximately 12.42% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States.

Changes in Percentage Ownership by Major Shareholders
    Lingotto, in accordance with the ownership as set out in the notes to the major shareholders table above, have increased their shareholdings in VEON in the last three years. As reported on Schedule 13G, filed with the SEC on March 14, 2022, these entities held 89,174,902 shares of VEON Ltd. common shares. As per the most recent Schedule 13F, dated August 12, 2024, these holdings have risen to 134,689,550 common shares. This represents an increase of approximately 2.50% of the total outstanding common shares of VEON as at September 30, 2024.

SCM, in accordance with the ownership as set out in the notes to the major shareholders table above, became a major shareholder of VEON in the last three years having not reported holdings above 5% in VEON prior to 2023. As reported on Form 13F, filed on August 12, 2024, SCM holds 4,950,027 ADS, representing 123,750,675 shares of VEON Ltd. common shares, which shareholding represents approximately 6.7% of the total outstanding common shares of VEON as at September 30, 2024.

Helikon, in accordance with the ownership as set out in the notes to the major shareholders table above, became a major shareholder of VEON in the last three years having not reported holdings above 5% in VEON prior to 2024. As reported on Schedule 13G, filed on October 4, 2024, they hold 93,584,855 common shares (including 2,788,955 ADS representing 69,723,875 common shares) in VEON Ltd. common shares, which shareholding represents approximately 5.06% of the total outstanding common shares of VEON Ltd. as at September 30, 2024.
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
For more information on our related party transactions, see Note 22—Related Parties and Note 23—Events After the Reporting Period—Agreement with Impact Investments LLC for Strategic Support and Board Advisory Service to our Audited Consolidated Financial Statements.
Registration Rights Agreements
    The Registration Rights Agreement, as amended, between VEON Ltd., Telenor East and certain of its affiliates, LetterOne Investment Holdings S.A., a société anonyme incorporated under the laws of Luxembourg and LetterOne, a société à responsibilité limitée incorporated under the laws of Luxembourg, requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders’ party to the Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities. Pursuant to the Registration Rights Agreement, we have filed a registration statement on Form F-3 with the SEC using a “shelf” registration process. However, our shelf registration statement was rendered ineffective as a result of the delay in our filing of this Annual Report on Form 20-F, for which periodic reporting is required under the Exchange Act to be filed on time to utilize a “shelf” registration process. As a result, in the event any of our shareholders under the Registration Rights Agreement elect to exercise their registration rights, we will likely incur additional expense to register such securities until we are able to once again utilize a Form F-3.

We have also agreed to endeavor to include any applicable VEON common shares awarded to Impact Investments that are not freely tradable on any registration statement filed by VEON Ltd. or any of its subsidiaries under the Securities Act during the term of the 2024 Agreement (defined below) and for 12 months following its termination. See —Impact Investments below for further information about the 2024 Agreement.

Board of Directors
    Compensation paid to the Board of Directors is disclosed in Item 6.B —Compensation.
During 2023 and through the date of this Annual Report on Form 20-F, none of our Board of Directors have been involved in any material related party transactions with us, except as disclosed below in relation to Impact Investments.

Impact Investments
Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024 serves as Executive Chairman and a partner of Impact Investments LLC (“Impact Investments”). As a result, we have treated our transactions with Impact Investments as related party transactions. On June 7, 2024, we entered into the 2024 Agreement with Impact Investments, which will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of VEON). On June 7, 2024, we also entered into a termination letter with Impact Investments in connection with a letter agreement between the Company, JSC Kyivstar and Impact Investments dated November 16, 2023, and subsequently awarded shares pursuant to the termination letter. See Note 23—Events After the Reporting Period—Agreement with Impact Investments LLC for Strategic Support and Board Advisory Service to our Audited Consolidated Financial Statements for more information about our transactions with Impact Investments and Item 19—Exhibits—Exhibit 4.10 of this 20-F for the 2024 Agreement, which includes Warrant A, Warrant B and Warrant C.
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
Policy on Dividend Distributions
    The Company’s dividend policy is set by VEON’s board of directors, taking into account medium-term investment opportunities and our capital structure. For the years ended December 31, 2023, 2022 and 2021, we did not pay a dividend. See Note 21—Dividends Paid and Proposed to our Audited Consolidated Financial Statement. See Note 18—Financial Risk Management--Capital Management and Note 21—Dividends Paid and Proposed to our Audited Consolidated Financial Statements.
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
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
    Each of our ADSs currently represents 25 of our common shares. We listed our ADSs on the NASDAQ Capital Market on September 10, 2013 and our listing was transferred to the NASDAQ Capital Market on October 5, 2022. We listed our common shares on Euronext Amsterdam on April 4, 2017. On August 1, 2024 we announced our intention to voluntarily delist from Euronext Amsterdam in the fourth quarter of 2024 following the filing of this Annual Report on Form 20-F. See Note 23 — Events After the Reporting Period to our Audited Consolidated Financial Statements.
B. Plan of Distribution
    Not required.
C. Markets
    Our ADSs are listed and traded on the NASDAQ Capital Market under the symbol “VEON.”
In April 2017, our common shares were listed on Euronext Amsterdam and are currently trading on the regulated market of Euronext Amsterdam under the symbol “VEON.” On August 1, 2024 we announced our intention to voluntarily delist from Euronext Amsterdam in the fourth quarter of 2024 following the filing of this Annual Report on Form 20-F.
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

Under certain circumstances, holders of common shares may convert such shares to ADSs listed on NASDAQ Capital Market.
D. Selling Shareholders
    Not required.
E. Dilution
    Not required.
F. Expenses of the Issue
    Not required.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
    Not required.

B. Memorandum and Articles of Association
We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to our further amended bye-laws, which were approved by our shareholders on June 2, 2021 amended by our shareholders on June 29, 2023 and on May 31, 2024.
    The affirmative vote of at least 75.0% of the shares voted at a shareholders’ meeting is required to approve amendments to our bye-laws.
General
    VEON Ltd. is an exempted company limited by shares incorporated under the Companies Act on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 43271. As set forth in paragraph 6 of our memorandum of association, VEON Ltd. was formed with unrestricted business objects. We are registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are currently deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.
Issued Share Capital
    As of June 30, 2024, the authorized share capital was US$1,849,190.67, divided into 1,849,190,667 common shares, par value US$0.001, of which all 1,849,190,667 common shares were issued and outstanding. All issued and outstanding shares are fully paid. See Note 19 — Issued Capital and Reserves to our Audited Consolidated Financial Statements.

    Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, for such time as we have authorized but unissued share capital our Board of Directors has the power to issue up to 5% of the total authorized capital of the Company as common shares on such terms and conditions as the Board of Directors may determine; provided that this limitation does not apply to the issue of shares in connection with employee compensation awards. In March 2024, we issued 4.99% of our capital. The shares were initially issued to VEON Holdings and then subsequently allocated to satisfy awards under the company's existing and will also be allocated to future equity incentive-based compensation plans as and when needed, as well as to meet certain employee, consultant and other compensation requirements. We currently have zero authorized but unissued share capital. Any increase in our authorized share capital requires the approval of an ordinary majority of our shareholders voting in a general meeting.

    We may increase, divide, consolidate, change the currency or denomination of or reduce our share capital with the approval of an ordinary majority of our shareholders voting in general meeting.
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
•receive notice of, attend and participate in shareholder meetings;

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
    All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by VEON Ltd. in treasury. As of June 30, 2024, we held zero shares in treasury.
Shareholders’ Meetings
    Shareholders’ meetings are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of shares as of the record date for the shareholder meeting may attend and vote at such shareholder meeting.
Annual General Meeting
    Our bye-laws and Bermuda law provide that our annual general meeting must be held each year at such time and place as the CEO or the Board of Directors may determine. Following our 2024 AGM, shareholders approved a minor amendment to our bye-laws to confirm that general meetings (including our annual general meeting and any special general meetings) may be held virtually by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

    Convening the annual general meeting requires that 30 clear days’ prior notice be given to each registered shareholder entitled to attend and vote at such annual general meeting. The notice must state the date, place and time at which the meeting is to be held, if the meeting is to be held virtually or (if held in person) the meeting venue, that the election of directors will take place and, as far as practicable, any other business to be conducted at the meeting.

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
Special General Meeting
    The CEO or the Board of Directors may convene a special general meeting whenever in their judgement such a meeting is necessary. The Board of Directors must, on the requisition in writing of shareholders holding not less than 10.0% of our paid up voting share capital, convene a special general meeting. Each special general meeting may be held at such time and place as the CEO or the Board of Directors may appoint.

    Convening a special general meeting requires that 30 clear days’ notice be given to each shareholder entitled to attend and vote at such meeting. The notice must state the date and time at which the meeting is to be held, if the meeting is to be held virtually or (if held in person) the meeting venue and as far as possible any other business to be conducted at the meeting.
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
Quorum
    Subject to the Companies Act and our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50.0% plus one share of our total issued and outstanding shares at the relevant time will form a quorum for the transaction of business. Participation in a meeting held virtually by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, shall constitute presence in person at such meeting, as provided for in the Companies Act.

    If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed canceled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time, of the meeting is to be held virtually or if held virtually or (if held in person) the meeting venue, or to such other day and, time (and, if held in person, meeting place) as the CEO may determine.
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
In addition to those matters required by Bermuda law to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:
•any sale of all or substantially all of our assets;
•the appointment of an auditor;

•removal of directors; and
•any issue of securities of the Company described under NASDAQ Listing Rule 5635 (Shareholder Approval) (or any successor thereto) other than for any stock option plans or other equity compensation plans or in any other circumstance described under NASDAQ Listing Rule 5635(c) (Equity Compensation) (or any successor thereto).
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
    Our bye-laws require voting on any resolution at any meeting of the shareholders to be conducted by way of a poll vote. Except where cumulative voting is required for the election of directors, each person present and entitled to vote at a meeting of the shareholders shall have one vote for each common share of which such person is the registered holder, or for which such person holds a proxy and such vote shall be counted by ballot or, in the case of a general meeting at which one or more shareholders are present by electronic means, in such manner as the chairman of the meeting may direct. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.
    If no instruction is received from a holder of our ADSs and in accordance with the Deposit Agreement dated December 29, 2017, the Bank of New York Mellon, as Depositary, shall give a proxy to an individual selected by the Board of Directors to vote the number of shares represented by the uninstructed ADSs at any shareholders’ meeting. The Board of Directors’ proxy designee will then vote the shares represented by the ADSs in accordance with the votes of all other shares represented and voting at the meeting, excluding any votes of any holder of shares beneficially owning more than 5% of the common shares entitled to vote at the meeting.
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
    Dividends unclaimed for a period of six years from the proposed date of payment may be forfeited.
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
Share Registration, Transfers and Settlement
    All of our issued shares are registered on the register of members. The register of members of a company is generally open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

C. Material Contracts
    The following is a summary description of certain material agreements to which we are a party. The description provided below does not purport to be complete and is qualified in its entirety by the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F or incorporated by reference herein.
Sale of our Russian Operations
On November 24, 2022, we entered into an agreement to sell our Russian Operations to certain senior members of the management team of VimpelCom, as amended and restated on September 13, 2023 (the “Sale and Purchase Agreement”). Under the Sale and Purchase Agreement we received consideration of RUB130 billion (approximately US$1,294 million equivalent). The sale was completed on October 9, 2023. An additional US$72 million equivalent bonds were transferred VEON Holdings’ wholly owned subsidiary upon the receipt of an OFAC license in June 2024, to offset the remaining deferred purchase price for our Russian Operations in July 2024. See Item 4—Information on the Company—A. History and Development of the Company for more information. A copy of this agreement is filed as Exhibit 4.9 to this Annual Report on Form 20-F.
Impact Investments
Michael Pompeo who was appointed to the Board of Directors of the Company on May 31, 2024 serves as Executive Chairman and a partner of Impact Investments. As a result, we have treated our transactions with Impact Investments as related party transactions. On June 7, 2024, we entered into the 2024 Agreement with Impact Investments, pursuant to which Impact Investment will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of VEON). On June 7, 2024, we also entered into a termination letter with Impact Investments in connection with a letter agreement between the Company, JSC Kyivstar and Impact Investments dated November 16, 2023, and subsequently awarded shares pursuant to the termination letter. See Note 23—Events After the Reporting Period—Agreement with Impact Investments LLC for Strategic Support and Board Advisory Service to our Audited Consolidated Financial Statements for more information about our transactions with Impact Investments. A copy of the 2024 Agreement is filed as Exhibit 4.10 to this Annual Report on Form 20-F, which includes Warrant A, Warrant B and Warrant C issued under the 2024 Agreement.
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

E. Taxation
U.S. Federal Income Tax Considerations
    The following summary describes certain material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our ADSs or common shares. This summary applies only to U.S. Holders that hold the ADSs or common shares as capital assets within the meaning of Section 1221 of the IRC (as defined below) and that have the U.S. dollar as their functional currency.
    This summary is based on the Internal Revenue Code of 1986, as amended (the “IRC”), applicable U.S. Treasury regulations, as well as judicial and administrative interpretations thereof, all as of the date of this Annual Report on Form 20-F. All of the foregoing authorities are subject to change or differing interpretation, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. The statements in this Annual Report on Form 20-F are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.
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
    Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the applicable capital gains rate, provided that (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares, or ADSs representing such shares, generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market, as our ADSs are. Based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange for trading purposes. However, if we are treated as a resident of The Netherlands for purposes of the income tax treaty between the United States and The Netherlands, we may be eligible for the benefits of the income tax treaty between the United States and The Netherlands. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or common shares.
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
Material Bermuda Tax Considerations
In late December 2023, Bermuda introduced a new Corporate Income Tax Act, in line with the Pillar Two tax rules, for financial years commencing on or after January 1, 2025. The Bermuda corporate income tax of 15% (“CIT”) applies only to multinational groups with revenues of at least EUR750 million (“MNE”s), unless sufficient evidence is produced confirming that the MNE is a tax resident in another jurisdiction based on the location of its central management and control. Annual income tax filings will become due 12 months after the end of the relevant financial period. In accordance with applicable Dutch tax regulations, VEON is currently a Dutch resident for tax purposes. As the new law seeks to mitigate potential double taxation, we will work with the Bermuda authorities to confirm VEON’s position as a tax-resident entity in the Netherlands ahead of the application of the new CIT rules.

Noting the above, under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains.
    Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any additional legislation imposing tax computed on gains, that tax will not be applicable to us until March 31, 2035. This undertaking does not, however, prevent the imposition of CIT or of any tax or duty on persons ordinarily resident in Bermuda or any property tax on real property interests we may have in Bermuda. We pay an annual government fee in Bermuda based on our authorized share capital and share premium and newly imposed regulatory oversight fee applicable to all non-resident Bermuda companies. The annual government fee applicable to us is currently US$8,780, and the regulatory oversight fee is $500.

    Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or ADSs representing common shares or on any payments in respect of our common shares or ADSs representing common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda).
Dutch Tax Considerations
    This summary assumes that VEON Ltd. is a Dutch tax resident. VEON is currently a Dutch resident for tax purposes.
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
Conditional Withholding Tax

Dividends paid by VEON Ltd. could be subject to a conditional withholding tax of 25.8% for dividends paid to affiliated companies. An affiliated company is a company that can directly or indirectly exercise a decision-making influence, in any event, if the shareholder has more than 50% of the voting rights. Apart from direct payments made to certain affiliated companies, the withholding tax may also apply to abusive situations (situations where artificial structures are put in place with the main purpose or one of the main purposes to avoid Dutch conditional withholding tax). The withholding tax may be reduced by a double taxation agreement concluded by the Netherlands that makes provision for a reduced rate for tax imposed on dividends.

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
F. Dividends and Paying Agents
    Not required.
G. Statement by Experts
    Not required.
H. Documents on Display
    We file and submit reports and other information with the SEC. The SEC maintains a website that contains information filed electronically, which can be accessed over the internet at http://www.sec.gov. We file our annual reports on Form 20-F and submit our quarterly results and other current reports on Form 6-K. We also make available on our website, free of charge, our annual reports on Form 20-F and our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed or furnished with the SEC. Our website address is www.veon.com/investors. The contents of the SEC website and our website are not incorporated by reference into this Annual Report on Form 20-F.
I. Subsidiary Information
    Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of December 31, 2023, the largest currency exposure risks for our group were in relation to the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakhstani tenge and the Uzbekistani som, because the majority of our cash flows from operating activities in Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these local currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
    We hold approximately 72% of our cash and bank deposits in U.S. dollars in order to hedge against the risk of local currency devaluation.
    To reduce balance sheet currency mismatches, we hold part of our debt in Pakistani rupee, Bangladeshi taka and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the U.S. dollar value of the Pakistani rupee, the Bangladeshi taka, the Uzbekistani som, the Kazakhstani tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.
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
    Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, including those associated with the ongoing war between Russia and Ukraine, see Item 3.D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.
    The following table summarizes information, as of December 31, 2023, regarding the maturity of the part of our bank loans and bonds for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of bank loans and bonds denominated in foreign currency outstanding as of December 31,			Fair Value as of December 31,
	2023	2024	2025	2023
Total debt:
Fixed Rate (in US$ millions)	209	209	15	246
Average interest rate	6%	6%	8%	—
TOTAL	209	209	15	246

As of December 31, 2023, the variable interest rate risk on the financing of our group was significant as 54% of the group’s bank loans and bonds portfolio was fixed rate debt.
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

For:	Persons depositing or withdrawing shares or ADS holders must pay to the depository:
Issuance of ADSs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Any cash distribution to ADS holders	—
Depository service	—
Distribution of securities to holders of deposited securities that are distributed to ADS holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for ADS issuance
Transfer and registration of shares on our share register to or from the name of the depository or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depository
Converting foreign currency to U.S. dollars	Expenses of the depository
Taxes and other governmental charges the depository or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS depository or its agents for servicing the deposited securities	As necessary
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
Ratio Change Under the American Depositary Receipt Program

On March 8, 2023, we changed the ratio in the Company’s ADR program, comprising a change in the ratio of ADSs to VEON common shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”).

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
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
    An evaluation was carried out under the supervision of and with the participation of our management, including our Group Chief Executive Officer (“GCEO”) and Group Chief Financial Officer (“GCFO”) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure and Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure and Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our GCEO and GCFO have concluded that as of December 31, 2023, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our GCEO and GCFO, as appropriate, to allow timely decisions regarding required disclosure.

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
Management previously reported in our 2022 Annual Report on Form 20-F filed on July 24, 2023 that we identified a material weakness related to the accounting treatment and financial statement presentation for disposals of businesses in 2022. Specifically, we did not design and maintain effective controls to address and review the accounting treatment and appropriate financial statement presentation for disposals of businesses. Additionally, the material weakness could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.
    Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment, our management has utilized the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.
    As a result of management’s assessment of our internal control over financial reporting as of December 31, 2023, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Remediation of our Material Weakness
During the second half of 2023, we enhanced our internal control over financial reporting related to the design and operation of our control activities over disposals of businesses. We did so by implementing more rigorous review procedures over the proper accounting treatment and related presentation and accuracy of each component of a disposal of a subsidiary in the consolidated financial statements including within the statement of changes in equity and statement of comprehensive income as well as the review of additional benchmarking where accounting guidance is limited or judgemental in nature.

We completed the documentation and testing of these remedial actions during the fourth quarter of 2023 and, as of December 31, 2023, have concluded that the steps taken have remediated the material weakness related to the design and operation of our controls over the proper accounting treatment and the related presentation and accuracy of disposal transactions.

Attestation report Independent Registered Public Accounting Firm
VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2023, a copy of which appears in Item 18—Financial Statements.
Changes in Internal Control Over Financial Reporting
    Except as described above in Remediation of our Material Weakness, there have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
    The Board of Directors has determined that Michiel Soeting, chair of our Audit and Risk Committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Soeting is “independent,” as defined in Rule 10A-3 under the Exchange Act and under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2). For a description of Mr. Soeting’s experience, see Item 6.A—Directors and Senior Management—Board of Directors—Michiel Soeting.
ITEM 16B. CODE OF ETHICS
    Our Group-wide Code of Conduct (“Code”) applies to all VEON employees, officers and directors, including its principal executive officer, principal financial officer, and principal accounting officer or controller. The Code includes a code of ethics, as defined in this Item 16.B of Form 20-F under the Exchange Act. Our Code is available on our website at http://www.veon.com, under “We are VEON /Values and Culture” (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F). The fundamental principles of the Code are: to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate, timely, and understandable disclosure; compliance with applicable laws, rules, and regulations; prompt internal reporting of violations of the Code; and accountability for adherence to the Code. When required, we will disclose on our website at the same address any amendment to or waiver of the Code, including any implicit waiver, that our board of directors may grant.
The Code is supported with a portfolio of Group policies which set out minimum standards and requirements applicable to all VEON Group companies and VEON personnel. The Code establishes the Company’s commitment to providing a safe and secure workplace and builds awareness of potential safety risks and how they should be managed. These core principles are detailed in the Company’s Group People Policy including employee matters such as, but not limited to, health and safety guidelines, engagement and well-being, and diversity and inclusion.

The Company also has a Business Partner Code of Conduct which establishes basic requirements and responsibilities for each of our business partners (vendors, suppliers, agents, contractors, consultants, intermediaries, resellers, distributors, third party service providers) with respect to local laws, regulations, rules, policies and procedures. The Business Partner Code of Conduct is available on our website at http://www.veon.com, under “We are VEON /Values and Culture” (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

UHY LLP (PCAOB ID: 1195 ) (“UHY”) has served as our independent public accountants for the fiscal year ended December 31, 2023, for which audited financial statements appear in this Annual Report on Form 20-F (the “2023 Audit”). PricewaterhouseCoopers Accountants N.V. (PCAOB ID: 1395) (“PwC”) served as our independent public accountants for the fiscal years ended December 31, 2022 and December 31, 2021, for which audited financial statements appear in this Annual Report on Form 20-F (the “PwC Audit”). The following table presents the aggregate fees for professional services and other services rendered by UHY LLP and their member firms for the in 2023 Audit and PricewaterhouseCoopers Accountants N.V. and their member firms in respect of the PwC Audit for the year ended December 31, 2022. PwC and its member firms were also appointed as the independent external auditor for the audit of the Company’s consolidated financial statements for the year ended December 31, 2023 in accordance with International Standards on Auditing for the year ended December 31, 2023, which fees are not reported below. See Note 23—Events After the Reporting Period—Appointment of PricewaterhouseCoopers N.V. ("PwC Netherlands") as 2023 auditor and —Appointment of UHY LLP as auditors for further information.

	Year ended December 31,
(In millions of U.S. dollars)	2023	2022
Audit Fees	6.7	9.6
Total	6.7	9.6

Audit Fees
    Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2023 and 2022, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including Sarbanes-Oxley Section 404 attestation services.
Audit-Related Fees
    Audit-Related Fees are fees for assurance and related services which are reasonably related to the performance of audit or review and generally include audit and assurance services related to transactional offerings and reporting procedures and other agreed-upon services related to accounting and billing records. There were no audit-related fees for the year ended December 31, 2023 or 2022.
Tax Fees
    None.
All Other Fees
    None.
Audit Committee Pre-Approval Policies and Procedures
    The Sarbanes-Oxley Act of 2002 requires VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit and risk committee pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. VEON Ltd.’s audit and risk committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal years ended December 31, 2023 and 2022, as well as the services to be performed during the fiscal year ended December 31, 2024 by UHY and its affiliates.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
    None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
    None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On May 29, 2024 we appointed UHY as our new independent registered public accounting firm for the year ending December 31, 2023.
During our two most recent fiscal years and up to the date of their appointment, we did not consult with UHY regarding any item that would require disclosure under Item 16F(a)(2)(i) or (ii) of Form 20-F.
The Company has provided UHY with a copy of the foregoing disclosure and an opportunity to provide a letter addressed to the SEC with any new information or clarification of respects which it does not agree with, and UHY had no further comments to add.
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
Accordingly, the company has adopted corporate governance practices and bye-laws which establish clear rules of governance, ranging from matters requiring approval of the company’s shareholders and members of its board of directors, declaration of interest requirements, and director and management duties and obligations.
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
    In accordance with NASDAQ listing rule 5615(a)(3)(B), the following is a summary of the “home country practices” in Bermuda that we follow in lieu of the relevant NASDAQ listing rules based on our updated committee structure adopted at our 2023 AGM and following our updated committee charters from August 1, 2023. For additional information of our “home country practices” prior to our 2023 annual general meeting held on June 29, 2023, please see Item 16G—Corporate Governance from our 2022 20-F.
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
Executive Sessions
    NASDAQ listing rule 5605(b)(2) requires that the independent directors, as defined in the NASDAQ rules, of a U.S. company listed on the NASDAQ Capital Market meet at regularly scheduled executive sessions at which only such independent directors are present. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement and our internal corporate governance rules and procedures do not currently require independent directors to meet at regularly scheduled executive sessions.
    From time to time, however, the board has requested that management not be present for portions of board meetings in order to allow the board to serve as a more effective check on management.
Independent Director Oversight of Director Nominations
    NASDAQ rule 5605(e)(1) requires that director nominees of U.S. listed companies are selected, or recommended for the board’s selection, either by (1) a majority of the board’s independent directors, in a vote in which only such independent directors participate or (2) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. The Remuneration and Governance Committee, which is responsible for identifying and selecting candidates to serve as directors, is not completely comprised of independent directors.
Compensation Committee
    NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda law does not impose any such requirements on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our board of directors has as of June 2023 established the Remuneration and Governance Committee (and prior to June 2023 the Compensation and Talent Committee), which currently comprises three directors, two of whom are independent as defined in the NASDAQ rules, and acts in an advisory capacity to our board of directors with respect to compensation and talent issues. The Remuneration and Governance Committee is responsible for approving the compensation of the officers of VEON Ltd. and the CEOs of our operating companies, employee benefit plans and any equity compensation plans of VEON Ltd.
Audit Committee
    NASDAQ rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement to have an audit committee with at least three members. However, our Audit and Risk Committee currently comprises three directors, all of whom are independent as defined in the NASDAQ rules and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. We also have an additional non-voting observer on the Audit and Risk Committee. The Audit and Risk Committee is primarily responsible for the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
    Not required.
ITEM 16J. INSIDER TRADING POLICIES
    Not required.
ITEM 16K. CYBERSECURITY
As part of our overall strategy and ambition, in 2023, a special focus was given to the development, improvement and maintenance of our information technology and cybersecurity systems as well as to the development and execution of our cybersecurity policy. In 2023, we completed a project to enhance the anti-phishing mechanisms and safeguards for our email systems to provide an additional layer of security against phishing attacks that target our personnel through malicious emails. In 2023, we also replaced our content management system (“CMS”) service provider in order to improve the performance and security of the VEON corporate website and the content published there. The vendor selection process for the CMS migration was carried out diligently to avoid service and access disruptions on the VEON website. In order to effectively manage the third-party provider associated risks, a vendor management handbook was introduced to establish a well-defined third-party management process. The goal of this vendor management handbook is to provide a detailed and systematic approach for effectively handling cyber security aspects of supplier relationships and service delivery within the VEON group environment. The vendor management process established at VEON is mainly composed of three phases including vendor onboarding, regular performance monitoring and exit or change actions depending on the measured performances of third-party providers.
We also initiated and in some cases completed upgrades to our digital business support systems (DBSS) across all of our operating companies in Bangladesh, Pakistan, Ukraine, Kazakhstan and Kyrgyzstan and DBSS has been deployed in our Uzbekistan Operating Company with completion expected in early 2025. The enhancement of our IT and cybersecurity capabilities optimizes controls, performance and the experience of our stakeholders as they use our core services. At the same time our advanced capabilities enables our operators to offer IT, cybersecurity and big data/artificial intelligence-based products as a part of their B2B portfolios. Our portfolio of advanced IT/big data services includes data-driven marketing (“AdTech”), risk scoring models, geo-analytics, video/audio analytics, cybersecurity as a service, private industrial networks, integration and cloud infrastructure services. Jazz, our operating company in Pakistan, extended the deployment of Kron’s PAM solution in the government and banking sector to utilize the cybersecurity-as-a-service model for revenue generation. Jazz also completed and unveiled Pakistan’s largest Tier III certified data center on January 25, 2022, which serves the business needs of our Pakistan operations, as well as those of the broader business community in Pakistan. A major technical upgrade was executed in Bangladesh to ensure efficient operations of our TV/media service enjoying 24 million monthly active users during the Football World Cup in 2022. Our operations in Kyrgyzstan and Kazakhstan offer cybersecurity as a service proposition on a commercial basis to major clients in the banking sector.

Risk Management and Strategy

Our cybersecurity risk management strategy consists of:
a.investment in IT security and cybersecurity infrastructure;
b.detailed cybersecurity policies, procedures and robust educational trainings for our personnel;
c.an overall strategy to develop, improve and monitor our cybersecurity systems, processes, policies and governance frameworks that have been embedded into our overall risk management framework;
d.integrated third-party cybersecurity technologies and tools; and
e.governance through Board and management oversight.

In 2023, we have restructured VEON’s cybersecurity policy landscape to properly reflect our ambitions to become an information security certified company through reworking all of our cybersecurity standards to provide tactical cybersecurity guidance in accordance with ISO 27001 and certain process handbooks (specially risk management and incident management handbooks) at the operational level. In order to enhance collaboration across the VEON Group, we commenced a new roadmap initiative to enhance alignment and transparency between HQ and our operating company cybersecurity teams. We have conducted several collaboration sessions with various operating company teams to identify potential improvement areas and to align on a future roadmap plan with special focus placed on potential cybersecurity threats. In December 2023, we engaged an independent external service provider to assess the maturity and compliance level of our HQ information security management system against industry standard ISO27001 and achieved ISO 27001 certification in September 2024. Our operating companies in Bangladesh, Ukraine and Pakistan completed ISO 27001 (Information Security Management System) certification during 2022. Our Bangladesh and Ukraine operating companies re-certified under ISO 27001 in 2023 and Jazz extended the scope of its ISO 27001 certification to cover telco core network, in addition to upgrading certain legacy cybersecurity solutions to enhance security incident detection and response coverage and implementing a multiple tier 1 systems at its disaster recovery site to ensure service availability where the primary site is affected by a cyber-attack or other disaster. Our operating companies in Kyrgyzstan and Kazakhstan similarly obtained ISO 27001 certification in early 2023. Further, in 2023, our microfinancing subsidiary in Mobilink Bank launched initiatives aiming to achieve ISO 27001 in 2024 with solid commitment and support provided from the management team and our Uzbekistan operating company has similarly launched initiatives to become ISO 27001 complaint. Our Bangladesh operating company also has also implemented multiple tier 1 systems at its disaster recovery site to ensure service availability where the primary site is affected by a cyber-attack or other disaster.

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

Finally, as part of the sale of our Russian Operations, starting in 2023, all our IT and cybersecurity applications which were operated from Russia have been relocated either to Kazakhstan (including, geo-redundant storage) or Amsterdam.

Governance

Cybersecurity and compliance with data protection regulations remain key priorities. The Audit and Risk Committee receives reports on our IT and cybersecurity activities on a semi-annual basis and any significant cybersecurity developments or incidents are reported to the Board of Directors if and when they arise. Chief information security officers of operating companies have distinguished professional certifications within cyber security relevant domains such as certified information systems security professional, certified information security manager, global information assurance certification, accompanied by experience gained especially in the telecom industry over the course of several years. Within their organizations they are usually positioned with a direct reporting function to chief information or technology officers so as to retain required empowerment to serve in a best way to defend cyber security interests of the operating companies. The Audit and Risk Committee is responsible for regularly assessing cybersecurity risk and provides oversight of our IT and cybersecurity policies, procedures and strategies and receives regular reports from management, including the chief cybersecurity officers, relating to our cybersecurity practices, to assist with fulfilling this mandate.

Our updated cybersecurity policy came into effect on February 2023. We regularly run cybersecurity forums to allow for structured and consistent governance throughout VEON, which is used to enforce the implementation of our cybersecurity policy, share best practices, lessons learned, industry developments, and other industries’ experiences. We have also established and continue to improve our VEON group-wide horizontal experience exchange mechanism to share best practices in cybersecurity as well as to report and track operational alarms, ongoing attacks and more across operating companies to enable us to respond to cyber threats of global scale.

Cybersecurity Incidents

In December 2023, our Ukrainian subsidiary, Kyivstar was the target of a widespread hacker attack that caused technical failure and disruption to its services. As a result of the attack, provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others were temporarily unavailable for Kyivstar customers in Ukraine and abroad. In collaboration with the Ukrainian law enforcement, the Security Service of Ukraine and government agencies, Kyivstar was able to restore its services in multiple stages starting with voice and data connectivity and immediately launched offers to thank its customers for their loyalty once the network was stabilized from the attack.
There was no material financial impact on VEON’s consolidated results for the year ended December 31, 2023 due to the service disruptions and related direct costs of the attack. However, there was a material impact on VEON’s consolidated revenue and EBITDA results for the six months ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. In total, the cyber-attack and dedicated customer retention program has resulted in a loss of UAH 0.8 billion (US$23 million) on revenue and a loss of UAH 0.9 billion (US$24 million) in EBITDA during the year ended December 31, 2023. The incident had a significant impact on consolidated revenue results for the six-months ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue for the six-months ended June 30, 2024 was US$46 million. We expect no further impact on our financial results arising from the customer loyalty measures under the retention programs, which ended during the first half of 2024.

VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. The Ukrainian government also conducted an investigation to support the recovery efforts. All investigations were concluded as of June 30, 2024, and has resulted in an in depth analysis into details of how the attack was executed and how this can be prevented in the future. Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to manage evolving cyber threats, protect business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. Further, VEON Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2).

PART III

ITEM 17. FINANCIAL STATEMENTS
    We have responded to Item 18-Financial Statements in lieu of this Item 17.

ITEM 18. FINANCIAL STATEMENTS
    The financial information required by this Item 18, together with the audit reports of UHY LLP and PricewaterhouseCoopers Accountants N.V., is set forth on pages F-1 through F-93.

ITEM 19. Exhibits

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd., Further Amended on May 31, 2024					*
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	04/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary	F-6	333-164781	1	12/22/2017
2.2	Revised Form of American Depositary Receipt to reflect the ADS ratio change	424B3	333-164781	1	3/13/2023
2.3	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.4	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.5	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016
2.6	Description of Securities Registered Under Section 12 of the Exchange Act					*
2.7	Amended and Restated Trust Deed US$6,500,000,000 Global Medium Term Note Programme dated 7 September 2021 by VEON Holdings B.V. as Issuer and Citibank, N.A., London Branch as Trustee					*
2.8
Second Supplemental Trust Deed dated 29 May 2024 by VEON Holdings B.V. as Issuer and Citibank, N.A., London Branch as Trustee relating to the US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued under the US$6,500,000,000 Global Medium Term Note Programme
						*
2.9	Final Terms dated 29 May 2024, of VEON Holdings B.V. Issue of US$908,775,000 3.375% Senior Unsecured Notes due 2027 under the US$6,500,000,000 Global Medium Term Note Programme					*
2.10
Final Terms dated 25 June 2024, of VEON Holdings B.V. Issue of US$92,474,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024) under the US$6,500,00,000 Global Medium Term Note Programme

						*

2.11
Final Terms dated 17 July 2024, of VEON Holdings B.V. Issue of US$3,631,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024 and US$92,474,000 3.375% Senior Unsecured Notes due 2027 issued on 26 June 2024) under the US$6,500,000,000 Global Medium Term Note Programme
*
2.12
Final Terms dated 23 August 2024, of VEON Holdings B.V. Issue of US$3,958,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024, US$92,474,000 3.375% Senior Unsecured Notes due 2027 issued on 26 June 2024 and US$3,631,000 3.375% Senior Unsecured Notes due 2027 issued on 17 July 2024) under the US$6,500,000,000 Global Medium Term Note Programme
*
3.1	Voting Agreement Among VEON Ltd and VEON Holdings B.V. dated as of September 10, 2024					*
3.2	Voting Agreement Between VEON Holdings B.V., VEON Ltd. and the Covered Persons Signatory Hereto dated as of September 10, 2024					*
4.1	Form of Indemnification Agreement	20-F	001-34694	4.1	3/15/2021
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Vimpelcom 2010 Stock Option Plan	S-8	333-166315	4.3	4/27/2010
4.5	VimpelCom 2000 Stock Option Plan	S-8	333-166315	4.4	4/27/2010
4.6	Rules of the VEON Ltd 2021 Long Term Incentive Plan, as amended November 7, 2023					*
4.7	Rules of the VEON Ltd 2021 Deferred Share Plan, as amended November 7, 2023					*
4.8	Rules of the VEON Ltd Annual Performance Bonus Plan amended November 7, 2023					*
4.9†#
Amended and Restated Sale and Purchase Agreement in relation to the shares in PJSC Vimpel-Communications, dated November 24, 2022, between VEON Holdings B.V. and VEON LTD (as sellers), and Joint-Stock Company Kopernik-Invest 3 (as buyer), and Vimpel-Communications Public Joint Stock Company
*
4.10#	Engagement Letter with Impact Investments LLC dated June 7, 2024, as amended on August 1, 2024					*
8	List of Significant Subsidiaries					*
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*
15.1	Consent of UHY LLP (VEON Ltd.)					*
15.2	Consent of PricewaterhouseCoopers Accountants N.V.					*
97.1	Policy for the Recovery of Erroneously Awarded Compensation, effective October 2, 2023					*
99.1	Glossary of Telecommunications Terms					*
99.2	Regulation of Telecommunications					*

101.INS	XBRL Instance Document(1)	*
101.SCH	XBRL Taxonomy Extension Schema(1)	*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(1)	*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(1)	*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(1)	*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(1)	*
____________________

(1)     The following materials from our Annual Report on Form 20-F for the year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2023, 2022 and 2021; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2023, 2022 and 2021; (iii) Consolidated statement of financial position for the year ended December 31, 2023 and 2022; (iv) Consolidated statement of changes in equity for the year ended December 31, 2023, 2022 and 2021; (v) Consolidated statement of cash flows for the year ended December 31, 2023, 2022 and 2021; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.
†    Confidential treatment has been requested over certain parts of this exhibit. Portions of this exhibit have been redacted in compliance with Item 601(a)(6) and Item 601(b)(10) of Regulation S-K.
#    Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules to the SEC upon request.
VEON Ltd. has not filed as exhibits instruments relating to long-term debt, under which the total amount of securities authorized does not exceed 10% of the total assets of VEON Ltd. and its subsidiaries on a consolidated basis. VEON Ltd. agrees to furnish a copy of any such instrument to the SEC upon request.

SIGNATURE
    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VEON LTD.

By:    /s/ Kaan Terzioğlu
Name: Kaan Terzioğlu
Title:    Chief Executive Officer
Date:     October 17, 2024

Consolidated financial statements

VEON Ltd.
As of December 31, 2023 and
for the three years then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of VEON Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of VEON Ltd. (the “Company”), as of December 31, 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 17, 2024, expressed an unqualified opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed within Note 24 to the consolidated financial statements, the Company has been negatively impacted and will continue to be negatively impacted by the consequences of the Russian government’s invasion of Ukraine, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans regarding these matters are also described within Note 24. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion on the Consolidated Financial Statements

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Discontinued Russian Operations

As discussed in Notes 1, 9 and 10 to the consolidated financial statements, the Company completed its exit from Russia with the closing of the sale of its Russian operations during the year ended December 31, 2023. The results of the Company’s former Russian operations have been presented as discontinued operations in the accompanying consolidated financial statements. Our opinion is not modified with respect to this matter.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Carrying Value of Bangladesh Cash Generating Unit

As described in Notes 11 and 13 to the consolidated financial statements, in accordance with International Accounting Standard (“IAS”) 36 Impairment of Assets, the Company calculates the fair value less cost of disposal (“FVLCD”) for cash generating units (“CGUs”) to determine whether an adjustment to the carrying value of the CGU is required. As of December 31, 2023, the Company has recorded $1,619 million of intangible assets, which includes $311 million of definite-lived intangible assets in respect to the Company's Bangladesh cash generating unit. The Company's assessment of the FVLCD of its CGUs involves estimation about the future performance of the CGU. In particular, the determination of the FVLCD for Bangladesh was sensitive to the significant assumptions of projected discount rates, EBITDA growth, projected capital expenditures, long-term revenue growth rate, and the related terminal values.

The principal considerations for our determination that the Company’s annual impairment test for the Bangladesh CGU is a critical audit matter are (i) the significant judgments made by management when developing the FVLCD of the CGU; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions as described above; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

The primary procedures we performed to address the critical audit matter included:
•We obtained an understanding, evaluated the design and implementation, and tested the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Bangladesh CGU.
•With the assistance of our valuation specialists, we evaluated the methodology applied in the FVLCD model, as compared to the requirements of IAS 36, including the mathematical accuracy of management’s model.
•We tested the completeness, accuracy and relevance of underlying data used in the model, assessing the appropriateness of management’s identification of the cash-generating unit, recalculating the carrying values and confirming the exchange rates applied and performed a retrospective review of the prior year estimates by comparing the current year actual results to those projected in the prior year.
•We assessed the key assumptions used in calculating FVLCD discussed above and we evaluated the composition of management’s future cash flow forecasts and corresponding assumptions which included the consideration of (i) the current and past performance of the Bangladesh CGU; (ii) the consistency with external market and industry data; (iii) the corroboration of strategic initiatives in Bangladesh with evidence obtained in other areas of the audit, including the assessment of the impact of political regulations and the macroeconomic conditions in Bangladesh within the business plan; (iv) assessing any indications of management bias in determining the significant assumptions; (v) assessing the adequacy of disclosures in the consolidated financial statements regarding assumptions, sensitivities, and headroom; and (vi) the audit effort involved professionals with specialized skill and knowledge that were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions.

Recognition and Recoverability of Deferred Tax Assets in Bangladesh

As described in Note 8 to the consolidated financial statements, the Company recognizes deferred tax assets in accordance with IAS 12 Income Taxes, based on whether management estimates that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognized assets to be recovered. The Company recognized deferred tax assets for losses carried forward for $134 million in Bangladesh as of December 31, 2023.

The principal considerations for our determination that the Company’s recognition and recoverability of deferred tax assets in Bangladesh is a critical audit matter are (i) the significant judgments and estimates applied by management in relation to future taxable profits and the period of time over which it is expected to utilize these assets; (ii) significant judgment is required to determine the amount that can be recognized which depends foremost on the probability assessment of the uncertain tax positions related to historic tax loss calculations, availability of future taxable profits, and the existence of taxable temporary differences; (iii) a high degree of auditor judgement, subjectivity; and effort in performing procedures and evaluating management’s significant assumptions as described above; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

The primary procedures we performed to address the critical audit matter included:
•We obtained an understanding, evaluated the design and implementation, and tested the effectiveness of controls relating to deferred tax assets and controls over the review and assessment of the recoverability of the deferred tax assets, including the assumptions and judgments used in the projections of future taxable income and controls over the review of required disclosures.

•We assessed the breakdown of the historic losses by year and the composition of the carried-forward deferred tax assets relating to tax losses.
•We evaluated and tested the corporate tax positions taken by management, assessed the recoverability of the deferred tax assets through agreeing the forecasted future taxable profits with approved business plans, assessed whether the underlying trends and assumptions in the forecasts used were consistent with those used in the impairment tests, and assessed the underlying assumptions and forecasted revenues and costs, ascertaining inclusion of all required elements in the forecast, and recalculating taxable profits based on the applicable tax rules.
•We assessed the past performance against business plans used by the company to determine the ability of management to forecast future taxable income, assessed whether there are any local expiry periods together with any applicable restrictions in recovery, and assessed the adequacy of the disclosures in the consolidated financial statements.
•Professionals with specialized skill and knowledge were used to assist in the evaluation of the valuation of the Company’s deferred tax assets, including the interpretation of local tax regulations, and evaluating the reasonableness of management’s assessment of whether deferred tax assets can be recognized in light of future taxable profits.

Valuation of “uncertain income tax positions” and “non-income tax provisions” in Pakistan

As described in Notes 7 and 8 to the consolidated financial statements, the Company recorded total provisions of $93 million related to uncertain income tax positions and $65 million related to non-income tax provisions as of December 31, 2023. “Uncertain income tax positions” and “non-income tax provisions” in Pakistan make up a significant portion of the total provisions recorded. Given that the tax legislation in the markets in which the Company operates is unpredictable and gives rise to significant uncertainties, management’s estimate of tax liabilities may differ from interpretations by the relevant tax authorities as to how regulations should be applied to actual transactions. Judgment is therefore required by management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgment is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and the ability of management to make a reasonable estimate of the amount of loss.

The principal considerations for our determination that performing procedures relating to the valuation of “uncertain income tax positions” and “non-income tax provisions” in Pakistan are a critical audit matter are (i) the application of significant judgment by management when assessing the likelihood that an uncertain income tax treatment is accepted by a tax authority and estimating the effect of the uncertainty; (ii) determining the degree of probability of an unfavorable non-income tax outcome and the ability to make a reasonable estimate of the amount of loss; (iii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimation of uncertainty, which included, among others, assessing facts and circumstances and interpretations of uncertain income tax treatments which support management’s judgments in the likelihood of sustaining an income tax position with the tax authorities and estimating the effect of the uncertainty based on the application of relevant tax laws as well as the likelihood of an unfavorable outcome for non-income tax claims and the reasonableness of the estimated amount of cash outflow; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

The primary procedures we performed to address the critical audit matter included:
•We obtained an understanding, evaluated the design and implementation, and tested the effectiveness of controls relating to the timely identification of new or changes in existing local tax laws, regulations, and judicial decisions, controls over the timely recognition of the liability for “uncertain income tax positions” and “non-income tax provisions” and controls over the review of required disclosures.
•We assessed key assumptions used in calculating the “uncertain tax positions” and “non-income tax positions” by (i) testing the information used in the calculation of the liability for “uncertain income tax positions” and “non- income tax provisions”, including evaluating correspondence with tax authorities and assessing the outcomes of court decisions for industry-wide issues; (ii) testing the calculation and underlying estimates of the liability for “uncertain income tax positions” and “non-income tax provisions” by jurisdiction, including management’s assessment of the technical merits of “uncertain income tax positions” as well as the technical merits of non-income tax claims; (iii) testing management’s assessment of both the identification of “uncertain income tax positions” and “non-income tax provisions” and possible outcomes; (iv) evaluating the status and results of tax audits with the relevant tax authorities; and (v) assessing the adequacy of the disclosures in the consolidated financial statements.
•Professionals with specialized skill and knowledge were used to assist in the evaluation of the measurement of the Company’s “uncertain income tax positions” and “non-income tax provisions”, including evaluating the reasonableness of management’s assessment of whether uncertain income tax positions are probable of being sustained and the amount of potential benefit to be realized, evaluating the reasonableness of management’s assessment of the probability of an unfavorable outcome of the non-income tax claims and the reasonableness of the estimated amount of loss, the application of relevant tax laws, and estimated interest and penalties.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.

Melville, New York
October 17, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of VEON Ltd.

Opinion on Internal Control over Financial Reporting

We have audited VEON Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position and the related statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements) and our report dated October 17, 2024, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ UHY LLP

Melville, New York
October 17, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VEON Ltd.

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of VEON Ltd. and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated income statement and statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the section “Going concern” in Note 24 to the consolidated financial statements, the Company has been negatively impacted and will continue to be negatively impacted by the consequences of the Russian government’s invasion of Ukraine, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in the section “Going concern” in Note 24. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands
July 24, 2023

We served as the Company’s auditor from 2014 to 2023.

CONSOLIDATED INCOME STATEMENT
for the years ended December 31

(In millions of U.S. dollars, except per share amounts)	Note	2023	2022	2021*

Service revenues		3,576	3,600	3,690
Sale of equipment and accessories		19	28	35
Other revenues		103	127	125
Total operating revenues	3	3,698	3,755	3,850

Other operating income		1	1	—

Service costs		(423)	(448)	(448)
Cost of equipment and accessories		(18)	(28)	(36)
Selling, general and administrative expenses	4	(1,646)	(1,533)	(1,526)
Depreciation	12	(527)	(557)	(605)
Amortization	13	(208)	(221)	(194)
Impairment reversal / (loss)	11	6	107	(27)
Gain / (Loss) on disposal of non-current assets		46	(1)	9
Gain on disposal of subsidiaries	9	—	88	—

Operating profit		929	1,163	1,023

Finance costs		(531)	(583)	(591)
Finance income		60	32	13
Other non-operating gain / (loss), net	15	20	9	26
Net foreign exchange gain / (loss)		81	181	(7)
Profit before tax from continuing operations		559	802	464

Income taxes	8	(179)	(69)	(344)
Profit from continuing operations		380	733	120
(Loss) / Profit after tax from discontinued operations and disposals of discontinued operations	10	(2,830)	(742)	681
(Loss) / profit for the period		(2,450)	(9)	801

Attributable to:
The owners of the parent (continuing operations)		307	656	75
The owners of the parent (discontinued operations)		(2,835)	(818)	599
Non-controlling interest		78	153	127
		(2,450)	(9)	801

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
from continuing operations	20	$0.17	$0.37	$0.04
from discontinued operations	20	($1.61)	($0.46)	$0.34
Total	20	($1.44)	($0.09)	$0.38

*Prior year comparative for the year ended December 31, 2021 is adjusted following the classification of Russia as a discontinued operation (see Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31

(In millions of U.S. dollars)	Note	2023	2022	2021

(Loss) / profit for the period		(2,450)	(9)	801

Items that may be reclassified to profit or loss
Foreign currency translation		(598)	(480)	(200)
Reclassification of accumulated foreign currency translation reserve and net investment hedge reserve to profit or loss upon disposal of foreign operation	10	3,414	558	—
Other		(3)	—	(3)
Items that will not be reclassified to profit or loss
Other		(16)	27	—

Other comprehensive income / (loss) for the period, net of tax		2,797	105	(203)

Total comprehensive income for the period, net of tax		347	96	598

Attributable to:
The owners of the parent		271	(14)	513
Non-controlling interests		76	110	85
		347	96	598
Total comprehensive income / (loss) for the period, net of tax from:
Continuing operations		188	234	(5)
Discontinued operations		159	(138)	603
		347	96	598

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31

(In millions of U.S. dollars)	Note	2023	2022

Assets
Non-current assets
Property and equipment	12	2,898	2,848
Intangible assets	13	1,619	1,960
Investments and derivatives	16	53	71
Deferred tax assets	8	312	274
Other assets	6	178	157
Total non-current assets		5,060	5,310

Current assets
Inventories		23	18
Trade and other receivables	5	542	456
Investments and derivatives	16	433	120
Current income tax assets	8	58	72
Other assets	6	200	208
Cash and cash equivalents	17	1,902	3,107
Total current assets		3,158	3,981

Assets classified as held for sale	10	—	5,792

Total assets		8,218	15,083

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	19	858	569
Non-controlling interests		213	198
Total equity		1,071	767

Non-current liabilities
Debt and derivatives	16	3,464	5,336
Provisions	7	44	47
Deferred tax liabilities	8	26	36
Other liabilities	6	29	20
Total non-current liabilities		3,563	5,439

Current liabilities
Trade and other payables		1,200	1,087
Debt and derivatives	16	1,692	2,844
Provisions	7	81	59
Current income tax payables	8	154	180
Other liabilities	6	457	475
Total current liabilities		3,584	4,645

Liabilities associated with assets held for sale	10	—	4,232

Total equity and liabilities		8,218	15,083

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2023

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2023		1,753,356,676	2	12,753	(1,967)	(1,411)	(8,808)	569	198	767

(Loss) / profit for the period		—	—	—	—	(2,528)	—	(2,528)	78	(2,450)
Transfer from OCI to income statement on disposal of subsidiary	10	—	—	—	—	—	3,414	3,414	—	3,414
Other comprehensive (loss)		—	—	—	(16)	(3)	(596)	(615)	(2)	(617)
Total comprehensive income / (loss)		—	—	—	(16)	(2,531)	2,818	271	76	347

Dividends declared	21	—	—	—	—	—	—	—	(45)	(45)
Disposal of subsidiaries with non-controlling interests	10	—	—	—	—	—	—	—	(16)	(16)
Other	22	2,608,109	—	—	15	3	—	18	—	18
As of December 31, 2023		1,755,964,785	2	12,753	(1,968)	(3,939)	(5,990)	858	213	1,071

for the year ended December 31, 2022

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2022		1,749,127,404	2	12,753	(1,990)	(1,246)	(8,933)	586	919	1,505

(Loss) / profit for the period		—	—	—	—	(162)	—	(162)	153	(9)
Transfer from OCI to income statement on disposal of subsidiary (reclassification adjustments)	10	—	—	—	—	—	558	558	—	558
Other comprehensive income / (loss) (excluding reclassification adjustments)		—	—	—	27	—	(437)	(410)	(43)	(453)
Total comprehensive income / (loss)		—	—	—	27	(162)	121	(14)	110	96

Dividends declared	21	—	—	—	—	—	—	—	(14)	(14)
Disposal of subsidiaries with non-controlling interests	10	—	—	—	—	—	—	—	(824)	(824)
Changes in ownership interest in a subsidiary		—	—	—	—	(3)	4	1	7	8
Other	22	4,229,272	—	—	(4)	—	—	(4)	—	(4)
As of December 31, 2022		1,753,356,676	2	12,753	(1,967)	(1,411)	(8,808)	569	198	767
* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 26 for further details.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2021

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2021		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

Profit for the period		—	—	—	—	674	—	674	127	801
Other comprehensive income		—	—	—	(1)	(2)	(158)	(161)	(42)	(203)
Total comprehensive income		—	—	—	(1)	672	(158)	513	85	598

Dividends declared	21	—	—	—	—	—	—	—	(89)	(89)
Acquisition of non-controlling interest		—	—	—	(76)	—	—	(76)	69	(7)
Acquisition of subsidiary	9	—	—	—	(16)	—	—	(16)	6	(10)
Other		—	—	—	1	1	—	2	(2)	—
As of December 31, 2021		1,749,127,404	2	12,753	(1,990)	(1,246)	(8,933)	586	919	1,505

* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 26 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31

(In millions of U.S. dollars)	Note	2023	2022	2021*

Operating activities
Profit before tax		559	802	464
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		729	671	826
(Gain) / loss on disposal of non-current assets		(46)	1	(9)
(Gain) / loss on disposal of subsidiaries		—	(88)	—
Finance costs		531	583	591
Finance income		(60)	(32)	(13)
Other non-operating (gain) / loss		(20)	(9)	(26)
Net foreign exchange (gain) / loss		(81)	(181)	7

Changes in trade and other receivables and prepayments		(1)	(154)	(141)
Changes in inventories		(19)	(12)	(4)
Changes in trade and other payables		143	52	63
Changes in provisions, pensions and other		125	48	(14)

Interest paid	16	(489)	(489)	(521)
Interest received		53	25	12
Income tax paid		(264)	(284)	(274)

Net cash flows from operating activities from continuing operations		1,160	933	961
Net cash flows from operating activities from discontinued operations		951	1,624	1,677

Investing activities
Purchase of property, plant and equipment		(531)	(634)	(699)
Purchase of intangible assets		(235)	(376)	(159)
Payments on deposits		(54)	(54)	(58)
Outflows on loan granted		(66)	—	—
Investment in financial assets***		(147)	(14)	(48)
Acquisition of a subsidiary, net of cash acquired		—	(16)	—
Proceeds from sales of share in subsidiaries, net of cash		—	40	—
Other proceeds from investing activities, net		13	(3)	(3)

Net cash flows used in investing activities from continuing operations		(1,020)	(1,057)	(967)
Net cash flows used in investing activities from discontinued operations		(1,217)	(599)	(213)

Financing activities
Proceeds from borrowings, net of fees paid **	16	194	2,087	2,081
Repayment of debt	16	(1,098)	(1,619)	(1,977)
Acquisition of non-controlling interest	16	—	—	(279)
Dividends paid to non-controlling interests		(15)	(12)	(17)

Net cash flows from / (used in) financing activities from continuing operations		(919)	456	(192)
Net cash flows from / (used in) financing activities from discontinued operations		(226)	(340)	(552)

Net increase / (decrease) in cash and cash equivalents		(1,271)	1,017	714
Net foreign exchange difference related to continuing operations		(36)	(95)	(18)
Net foreign exchange difference related to discontinued operations		(44)	(21)	(5)
Cash and cash equivalents classified as discontinued operations/held for sale at the beginning of the period		146	113	—
Cash and cash equivalents classified as discontinued operations/held for sale at the end of the period		—	(146)	(113)
Cash and cash equivalents at beginning of period		3,107	2,239	1,661

Cash and cash equivalents at end of period, net of overdraft	17	1,902	3,107	2,239
* Prior year comparatives for the year ended December 31, 2021 is adjusted following the classification of Russia as a discontinued operation (see Note 10).
** Fees paid in 2023 for borrowings were US$18 (2022: US$11, 2021: US$32).

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL INFORMATION ABOUT THE GROUP

1    GENERAL INFORMATION
VEON Ltd. (“VEON” or the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are currently located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
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
The consolidated financial statements were authorized by the Board of Directors for issuance on October 17, 2024. The Company has the ability to amend and reissue the consolidated financial statements.
The consolidated financial statements prepared for Dutch statutory purposes for the year ended December 31, 2022 were authorized by the Board of Directors for issuance on June 24, 2023 and filed on June 25, 2023. After the issuance of those financial statements, and prior to the filing of VEON Ltd.’s 2022 Annual Report on Form 20-F for the same period, the Company discovered an error in the consolidated statement of comprehensive income with respect to the de-recognition of non-controlling interest for the sale of its Algerian operations (refer to Note 10 for further details) which was corrected in the financial statements for the year ended December 31, 2022 in the 2022 Annual Report on Form 20-F. Refer to Note 24 for further details. These consolidated financial statements included in the 2022 Annual Report on Form 20-F were re-authorized for issuance on July 24, 2023.
The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.
Due to the ongoing war between Russia and Ukraine, material uncertainties have been identified that may cast significant doubt on the Company’s ability to continue as a going concern which are discussed in detail in Note 24 of these consolidated financial statements.

Major developments during the year ended December 31, 2023
Completion of Sale of Russian operations
On October 9, 2023, VEON announced the completion of its exit from Russia with closing of the sale of its Russian operations. On September 13, 2023, VEON and the buyer agreed on certain amendments to the Share Purchase Agreement (“SPA”) which had no material impact on the economic terms of the original transaction announced on November 24, 2022.
During the year ended December 31, 2023, VimpelCom independently purchased US$2,140 equivalent of VEON Holdings bonds (based on applicable foreign exchange rates on the relevant purchase dates) in order to satisfy certain Russian regulatory obligations. VEON Holdings redeemed US$406 of these notes from VimpelCom following their maturity in September 2023.
Upon the completion of the sale of our Russian Operations, VEON Holdings bonds representing a nominal value of US$1,576 which were acquired by VimpelCom were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023) on a non cash basis resulting in no impact on our cash flows.
The remaining deferred consideration of US$72 as of December 31, 2023 was offset against VEON Holdings bonds acquired by VimpelCom representing a nominal value of US$72, in July 2024, in compliance with applicable regulatory licensing after receiving the relevant regulatory approvals. In addition, there was a US$11 receivable against the sale of towers in Russia recognized in prior periods that was also assigned to the Company as part of the sale transaction. Refer to Note 23 for further details.
The financial impact of the sale of our Russian operations is a loss of US$3,746 recorded within (Loss) / Profit after Tax from Discontinued Operations” in the Consolidated Income Statement, primarily due to US$3,414 of cumulative currency translation losses which accumulated in equity through other comprehensive income and recycled through the consolidated income statement on the date of the disposal. Overall, the sale of the Russian Operations resulted in significant deleveraging of VEON’s balance sheet. For further details, refer to Note 10.
Agreement between Banglalink and Summit Towers Limited (“Summit”) regarding the sale of its Bangladesh tower assets
On November 15, 2023, VEON announced that its wholly owned subsidiary, Banglalink, entered into an Asset Sale and Purchase Agreement (“APA”) and Master Tower Agreement (“MTA”), to sell a portion of its tower portfolio (2012 towers, nearly one-third of Banglalink's infrastructure portfolio) in Bangladesh to the buyer, Summit, for BDT 11 billion (US$97). The closing of the transaction was subject to regulatory approval which was received on December 21, 2023. Subsequently, the deal closed on December 31, 2023. Under the terms of the deal, Banglalink entered into a long-term lease agreement with Summit under which Banglalink will lease space upon the sold towers for a period of 12 years, with up to seven optional renewal periods of 10 years each. The lease agreement became effective upon the closing of the sale.
As of November 15, 2023, the Bangladesh towers were classified as assets held for sale. Following the classification as disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of the Bangladesh tower assets. As a result of the closing of the sale on December 31, 2023, control of the towers was transferred to Summit and Banglalink recognized the purchase consideration of BDT 11 billion (US$97) net of cost of disposals containing legal, regulatory and investment bankers costs amounting BDT 855 million

(US$8). The consideration was receivable as of December 31, 2023, and payment was subsequently received in January 2024 upon the final completion date under the terms of the APA. As a result of applying sale and leaseback accounting principles to the lease agreement under the terms of the deal, Banglalink recognized a gain on sale of assets of BDT 4 billion (US$34), right-of-use assets of BDT 550 million (US$5) representing the proportional fair value of assets (towers) retained with respect to the book value of assets (towers) sold amounting to BDT 950 million (US$9) and lease liabilities of BDT 6 billion (US$52) based on a 12 year lease term, which are at market rates. Additional right-of-use assets and lease liabilities of BDT 4 billion (US$40) were recognized for total right-of-use assets of BDT 5 billion (US$45) and total lease liabilities of BDT 10 billion (US$92). Refer to Note 9 for further details.
Cybersecurity Incident in Ukraine
On December 12, 2023, VEON announced that the network of its Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. The Company’s technical teams, working relentlessly and in collaboration with the Ukrainian law enforcement and government agencies and the Security Service of Ukraine, restored services in multiple stages starting with voice and data connectivity. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services, and that mobile voice and internet, fixed connectivity and SMS services as well as the MyKyivstar self-care application were active and available across Ukraine.
After stabilizing the network, although there was no legal obligation to do so, Kyivstar immediately launched offers to thank its customers for their loyalty, initiating a “Free of Charge” program offering one month of free services on certain types of contracts. Furthermore, on December 21, 2023, Kyivstar announced a donation of UAH 100 million (US$3) would be made towards Ukrainian charity initiatives.
Largely due to the limited period during which the critical services were down, there was no material financial impact on our consolidated results for the year ended December 31, 2023 due to these service disruptions, or due to costs associated with additional IT capabilities required for restoring services, replacing lost equipment or compensating external consultants and partners in 2023. The incident had a significant impact on consolidated revenue results for the six-months ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue in 2024 was US$46. VEON expects no further impact on its financial results arising from the customer loyalty measures under the retention programs, which ended during the first half of 2024.
VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. The Ukrainian government also conducted an investigation to support the recovery efforts. All investigations were concluded as of June 30, 2024, and has resulted in an in depth analysis into details of how the attack was executed and how this can be prevented in the future.
Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to manage evolving cyber threats, protect business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. Further, VEON Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2).
VEON’s Scheme of arrangement
Following the announcement made by VEON on November 24, 2022 to launch a scheme of arrangement to extend the maturity of the 2023 Notes (the 5.95% notes due February 2023 and 7.25% notes due April 2023), the initial proposed scheme was amended on January 11, 2023 and on January 24, 2023, the Scheme Meeting was held and the amended Scheme was approved by 97.59% of the Scheme creditors present and voting.
On January 30, 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of VEON Holdings’ 2023 Notes (the “Order”). On January 31, 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies. The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes would be amended to October and December 2023, respectively.
On April 3, 2023, VEON announced that each of the conditions had been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders were entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right was granted requiring VEON Holdings to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the 2023 Put Option. The aggregate put option premium paid was US$9. The 2023 Put Option was settled on April 26, 2023. The remaining October 2023 notes were repaid at maturity including an amendment fee of US$1. The notes maturing in December 2023 were called earlier and repaid on September 27, 2023, including an amendment fee of US$1. For further details, refer to further discussion in Note 16.

VEON US$1,250 multi-currency revolving credit facility agreement
On April 20, 2023, and May 30, 2023, the outstanding amounts under our RCF facility were rolled over until October 2023 for US$692 and November 2023 for US$363. These outstanding amounts were further rolled over until January 2024 for US$692 and February 2024 for US$363. We subsequently repaid and canceled our RCF facility in March 2024.
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
VEON announced ratio change under its American Depository Receipt (“ADR”) program
On February 6, 2023, VEON announced that its Board of Directors approved a change of ratio in the Company’s ADR program, comprising a change in the ratio of American Depository Shares (the “ADSs”) to VEON Ltd. Shares from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”). The effective date of the Ratio Change was March 8, 2023. On March 23, 2023, VEON was notified byi NASDAQ that VEON had regained compliance with Listing Rule 5550(a)(2).
Freezing of corporate rights in Kyivstar
On October 6, 2023, the Security Services of Ukraine (SSU) announced that the Ukrainian courts were seizing all “corporate rights” of Mikhail Fridman, Petr Aven and Andriy Kosogov in 20 Ukrainian companies that these individuals beneficially own, while criminal proceedings, unrelated to Kyivstar or VEON, were in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets” as the assets of Kyivstar had not been seized or frozen and the court’s ruling did not impact the assets of Kyivstar directly. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly targeted Kyivstar, that the Ministry of Justice of Ukraine was separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of M. Fridman. Subsequent clarification by the SSU noted that “The seizure of corporate rights of Ukrainian companies does not affect the protection of the interests of foreign investors and owners of shares of corporate rights, does not hinder their economic activity and the possibility of receiving dividends.” We have received notification from our local custodian that 47.85% of Kyivstar shares have been blocked, which will prevent any transaction involving our Kyivstar shares, including transfer of such shares, from proceeding. On October 30, 2023 VEON announced that VEON Ltd. and VEON Holdings B.V. had filed two appeals with the relevant Kyiv court of appeals, challenging the freezing of the corporate rights in Kyivstar, noting that corporate rights in Kyivstar belong exclusively to VEON and that their full or partial seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar. In December 2023, the court rejected our appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkiv District Court of Kyiv requesting cancellation of the seizure of corporate rights in the VEON group's subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the seizure of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi. VEON is continuing significant government affairs efforts to protect our assets in Ukraine. Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Ukraine to VEON. Additionally, to the extent that VEON and/or Kyivstar are deemed to be controlled by persons sanctioned in Ukraine, potential prohibitions on renting property and land, on participating in public procurement and on the transfer of technology and intellectual property rights to Kyivstar from VEON impacting B2G revenue would also apply.
Based on the above development, VEON assessed whether the court order and subsequent motions result in an event that VEON has lost control over its Ukrainian subsidiary (“Kyivstar”) and concluded that, under the requirements of relevant reporting standards (IFRS 10, Consolidated financial Statements), VEON continues to control Kyivstar and as such, will continue to consolidate Kyivstar in these financial statements.
VEON implements new Clawback Policy
On November 27, 2023, VEON announced governance enhancements to its executive remuneration structure, in line with its commitment to ethical corporate governance practices and financial integrity. The Board of Directors of VEON introduced a robust Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) to align with Section 10D and Rule 10D-1of the Securities Exchange Act of 1934 and the listing standards adopted by NASDAQ.
Effective October 2, 2023, the Clawback Policy enables the Company to recover erroneously awarded incentive-based compensation from current and former Executive Officers (as defined in the Clawback Policy) in the event that it is required to prepare an accounting restatement. This step is crucial in maintaining transparency and accountability, particularly in instances requiring accounting restatements.
In tandem with the adoption of the Clawback Policy, the Board of Directors has also revised existing incentive-based compensation plans to further align executive remuneration with shareholder interests and corporate objectives. Refer to Note 22 for further details.

Share-based payment awards
On February 21, 2023, VEON announced the completion of the transfer of 52,550 shares in the Company to Joop Brakenhoff. A total of 104,047 common shares vested as part of VEON’s 2021 Deferred Share Plan in 2022. Of those vested shares, 51,504 common shares (the equivalent of 2,060 ADSs) were withheld to cover local withholding taxes and the remaining 52,550 shares (the equivalent of 2,102 ADSs) were transferred to Mr. Brakenhoff from shares held by a subsidiary of the Company.
In March 2023, equity-settled awards were granted to five members of VEON’s GEC under the Short-Term Incentive Plan (154,876 ADS) and the Long-Term Incentive Plan (“LTIP”) (643,286 ADS).
On July 1, 2023, 1,395,358 common shares granted to current and former members of VEON’s GEC vested as part of the 2021 Deferred Share Plan. Subsequently, VEON had initiated the transfer of 34,094 ADSs, representing 852,350 common shares, to the respective executives.
On July 19, 2023, 10,444 ADSs, representing 261,100 common shares, were granted with immediate vesting to members of VEON’s GEC and 70,000 ADSs, representing 1,750,000 common shares, were granted with immediate vesting to current and former members of VEON’s Board. Subsequently, VEON initiated the transfer of 70,444 ADSs, representing 1,761,100 common shares, to the respective executives and Board members.
In July 2023, equity-settled awards were granted to one member of VEON’s GEC under the LTIP (105,573 ADS).
On September 1, 2023, 146,490 ADSs, representing 3,662,250 common shares, granted to VEON's Group CEO, Mr. Kaan Terzioglu, vested as part of VEON’s Deferred Share Plan.
In November 2023, VEON initiated the transfer of 1,870 ADSs, representing 46,750 common shares to Mr. Brakenhoff for equity-settled awards granted under the 2021 Deferred Share Plan that vested in 2023 as well as 6,535 ADSs, representing 163,375 common shares, to a former Board member in relation to a grant that vested in July 2023 but for which transfer was delayed.
For each of the above transfers, a portion of the granted ADSs/common shares may have been withheld to cover tax obligations.
For further details on share-based payment awards, refer to Note 22.
Changes in Key Senior Managers
On March 15, 2023, VEON announced the appointment of Joop Brakenhoff as Group CFO, effective from May 1, 2023. Mr. Brakenhoff replaced Serkan Okandan whose three years contract as Group CFO expired at the end of April 2023. Mr. Okandan continued to serve VEON as a special advisor to the Group CEO and CFO.
On June 16, 2023, VEON announced that Omiyinka Doris had been appointed Group General Counsel in a permanent capacity, effective June 1, 2023, and would continue as a member of the GEC.
On July 19, 2023, VEON announced that Group Head of Portfolio Management, Dmitry Shvets, Group Chief People Officer, Michael Schulz and Group Chief Corporate Affairs Officer, Matthieu Galvani will be stepping down from their executive roles effective October 1, 2023. VEON’s GEC will comprise three members: Kaan Terzioglu as Group Chief Executive Officer; Joop Brakenhoff as Group Chief Financial Officer; and Omiyinka Doris as Group General Counsel, with a flatter Group leadership team structure.
Change in Board of Directors
On June 29, 2023, at its Annual General Meeting, VEON Ltd. shareholders approved the Board recommended slate of seven directors, including six directors already serving on the Board at that time – Augie Fabela, Yaroslav Glazunov, Andrei Gusev, Karen Linehan, Morten Lundal and Michiel Soeting – and Kaan Terzioğlu, the Chief Executive Officer (CEO) of the VEON Group.
In July 2023, the Board elected Morten Lundal as the Chair in its first meeting following the 2023 AGM. The Board also changed its committee structure, with the current committees established by the Board of directors being the Audit and Risk Committee and the Remuneration and Governance Committee.
Italy Tax Matter
On July 17, 2023, VEON signed an agreement with the Italy Tax Authorities for the settlement of an ongoing tax claim dispute which was fully provided for as of June 30, 2023. Subsequently, during July 2023 the agreed amount of settlement was paid and settled.
Canadian Sanctions
On July 20, 2023, Canada imposed sanctions on a number of Russian mobile operators, including VimpelCom. As of October 9, 2023, as a result of the completion of the sale of VEON’s Russian operations, Vimpelcom is no longer part of the VEON Group and as such, these sanctions have no impact on the remaining group. Refer to Note 24-Basis of Preparation of the Consolidated Financial Statements for further details.
Bangladesh Telecommunication Regulatory Commission (“BTRC”) regulatory audit report
On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76) which includes BDT 4,307 million (approximately US$40) for interest. The Company is currently reviewing the findings and Banglalink may challenge certain proposed penalties and interest which may result in adjustments to the final amount to be paid by Banglalink. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable.

Subsequently, Banglalink had a meeting with BTRC officials and agreed to pay amounts pertaining to 2G matters (already accrued BDT 2,200 million in the financials) in BDT 500 million immediately in July 2023 and 12 equal monthly installments of BDT 146 million (approximately US$1.4), accordingly Banglalink has paid BDT 500 million (approximately US$5) in July 2023 and all installments until December 2023 as agreed.
Despite having objections to the audit findings, in compliance with the instruction given by the BTRC on November 5, 2023 to pay the principal amount of the BTRC’s audit demand within 10 working days, Banglalink deposited BDT 1,657 million (US$16 million) to the BTRC on November 19, 2023. The remaining elements of the BTRC’s audit, including the late fee, are not yet resolved. Refer to Note 7.
Ukraine prepayment
In 2023, Kyivstar fully prepaid all of its remaining external debt which included a UAH 1,400 million (US$38) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21).
Pakistan Mobile Communication Limited ("PMCL") syndicated credit facility
PMCL fully utilized the remaining PKR 10 billion (US$41) under its existing PKR 40 billion (US$164) facility through drawdowns in January and April 2023.
Banglalink Digital Communications Ltd. ("BDCL") syndicated credit facility
BDCL utilized BDT 5 billion (US$45) out of new syndicated credit facility of BDT 8 billion (US$73) during November 2023. The tenor of the facility is 5 years.
KaR-Tel Limited Liability Partnership credit facility
KaR-Tel Limited Liability Partnership ("KaR-Tel") utilized KZT 9.8 billion (US$22) from the bilateral credit facility with ForteBank JSC during the period of September to December 2023. Through a deed of amendment signed in February 2024, the maturity of the facility was extended to November 2026 and facility amount enhanced to KZT 15 billion from KZT 10 billion.
Repayment of VEON Holdings 5.95% Senior Notes
On October 13, 2023 VEON Holdings repaid its outstanding 5.95% Senior Notes amounting to US$39 at their maturity date.
Early redemption of VEON Holdings 2023 and 2024 Notes
On September 13, 2023, VEON issued two redemption notices for the early repayment of VEON Holdings B.V.’s bonds maturing in December 2023 and June 2024. On September 27, 2023 VEON redeemed US$243 senior notes held by external noteholders and on October 04, 2023 redeemed US$406 senior notes held by VimpelCom. Please refer to Note 16-Investments, Debt and Derivatives for further details.

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

Reportable segments consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh for 2023 and 2022 (in 2021, Russia was also considered a reportable segment). Following the announcement to sell the Russian operations on November 24, 2022, the Russian operations were classified as discontinued operations and accounted for as an “Asset held for sale” in line with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, requirements. The sale of our Russian operations was completed on October 9, 2023. Additionally, following the exercise of the related put option on July 1, 2021, the Algerian operations were classified as a discontinued operation and accounted for as an “Asset held for sale” in line with the IFRS 5 requirements. The sale of our stake in the Algerian operations was completed on August 5, 2022. Refer to Note 10 for further details on both transactions.

We also present our results of operations for “Others” and “HQ and eliminations” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ and eliminations” represents transactions related to management activities within the Group. See Note 9 - Significant Transactions for details on the sale of our former Georgia operations in 2022.

Financial information by reportable segment for the periods ended December 31 is presented in the following tables. Inter-segment transactions are not material and are made on terms which are comparable to transactions with third parties.

	Total revenue			Adjusted EBITDA			CAPEX excl licenses and ROU
	2023	2022	2021*	2023	2022	2021*	2023	2022	2021*

Pakistan**	1,119	1,285	1,408	502	654	643	130	258	318
Ukraine	919	971	1,055	541	575	704	169	177	203
Kazakhstan	774	636	569	421	322	307	165	122	134
Bangladesh	570	576	564	214	210	235	105	199	89
Uzbekistan	268	233	194	112	124	89	65	64	34
Others	55	66	81	22	26	41	10	16	25
HQ and eliminations	(7)	(12)	(21)	(200)	(164)	(179)	5	5	3

Total	3,698	3,755	3,850	1,612	1,747	1,840	649	841	806
*Prior year comparatives for the year ended December 31, 2021 is adjusted following the classification of Russia as a discontinued operation (see Note 10).
**In 2022, Pakistan Adjusted EBITDA includes the impact of SIM tax reversal. For further details refer to Note 3 and Note 4.
The following table provides the reconciliation of consolidated Profit / (loss) before tax from continuing operations to Adjusted EBITDA for the years ended December 31:

	2023	2022	2021*

Profit before tax from continuing operations	559	802	464

Depreciation	527	557	605
Amortization	208	221	194
Impairment loss / (reversal)	(6)	(107)	27
(Gain) / loss on disposal of non-current assets	(46)	1	(9)
(Gain) / loss on disposal of subsidiaries	—	(88)	—
Finance costs	531	583	591
Finance income	(60)	(32)	(13)
Other non-operating (gain) / loss	(20)	(9)	(26)
Net foreign exchange (gain) / loss	(81)	(181)	7

Total Adjusted EBITDA	1,612	1,747	1,840
*Prior year comparative for the year ended December 31, 2021 is adjusted following the classification of Russia as a discontinued operation (see Note 10).

3    OPERATING REVENUE
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.
Revenue from contracts with customers
The table below provides a breakdown of revenue from contracts with customers for the years ended December 31:

	Service revenue						Sale of Equipment and accessories			Other revenue **			Total revenue
	Mobile			Fixed
	2023	2022	2021*	2023	2022	2021*	2023	2022	2021*	2023	2022	2021*	2023	2022	2021*

Pakistan***	1,021	1,169	1,285	19	—	—	6	14	18	73	102	105	1,119	1,285	1,408
Ukraine	859	906	980	53	59	68	—	1	—	7	5	7	919	971	1,055
Kazakhstan	603	497	459	146	116	91	12	13	17	13	10	2	774	636	569
Bangladesh	561	566	553	—	—	—	—	—	—	9	10	11	570	576	564
Uzbekistan	267	232	193	—	1	1	—	—	—	1	—	—	268	233	194
Others	55	66	81	—	—	—	—	—	—	—	—	—	55	66	81
HQ and eliminations	(4)	(8)	(15)	(4)	(4)	(6)	1	—	—	—	—	—	(7)	(12)	(21)

Total	3,362	3,428	3,536	214	172	154	19	28	35	103	127	125	3,698	3,755	3,850
*Prior year comparative for the year ended December 31, 2021 is adjusted following the classification of Russia as a discontinued operation (see Note 10).
**Other revenue primarily includes revenue from our banking operations in Pakistan.
*** In 2022, Pakistan service revenue includes the impact of US$29 relating to the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation.

Assets and liabilities arising from contracts with customers

The following table provides a breakdown of contract balances and capitalized customer acquisition costs.

	December 31, 2023	December 31, 2022

Contract balances
Receivables (billed)	468	493
Receivables (unbilled)	40	37
Contract liabilities	(157)	(169)

Capitalized costs
Customer acquisition costs	98	126

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
Customer acquisition costs
Certain incremental costs that are incurred in acquiring a contract with a customer (“customer acquisition costs”) and are considered recoverable are deferred in the consolidated statement of financial position, within 'Other assets' (see Note 6). Such costs generally relate to commissions paid to third-party dealers and are amortized on a straight-line basis over the average customer life within ‘Selling, general and administrative expenses’.
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

4    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2023	2022	2021*

Network and IT costs	506	503	491
Personnel costs	416	411	361
Customer associated costs	386	347	413
Losses on receivables	14	28	14
Taxes, other than income taxes	74	30	50
Other	250	214	197
Total selling, general and administrative expenses	1,646	1,533	1,526
*Prior year comparative for the year ended December 31, 2021 is adjusted following the classification of Russia as a discontinued operation (see Note 10).
In 2022, our subsidiary in Pakistan recorded a reversal of PKR 13.8 billion (US$63 million) in customer associated costs, relating to the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation.
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

5    TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following items as of December 31:

	2023	2022

Trade receivables (gross)*	508	530
Expected credit losses	(96)	(84)
Trade receivables (net)	412	446

Other receivables, net of expected credit losses allowance**	130	10
Total trade and other receivables ***	542	456
* Includes contract assets (unbilled receivables), see Note 3 for further details.
** Other receivables as of December 31, 2023, includes consideration receivable for tower sale in Bangladesh , refer Note 9 for further details.
*** Total trade and other receivables includes balances of US$259 million (2022: US$254 million) relating to banking operations in Pakistan.
The following table summarizes the movement in the allowance for expected credit losses for the years ended December 31:

	2023	2022

Balance as of January 1	84	159

Accruals for expected credit losses	35	44
Recoveries	(8)	(6)
Accounts receivable written off	(6)	(64)
Reclassifications	—	(4)
Reclassification as held for sale	—	(28)
Foreign currency translation adjustment	(9)	(15)
Other movements	—	(2)

Balance as of December 31	96	84
Set out below is the information about the Group’s trade receivables (including contract assets) using a provision matrix:

			Days past due
	Unbilled Receivables	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

December 31, 2023
Expected loss rate, %	0.0%	1.9%	10.6%	50.0%	98.5%
Trade receivables	40	317	47	36	68	508
Expected credit losses	—	(6)	(5)	(18)	(67)	(96)

Trade receivables, net	40	311	42	18	1	412

December 31, 2022
Expected loss rate, %	0.0%	0.6%	15.4%	31.0%	97.1%
Trade receivables	37	356	39	29	69	530
Expected credit losses	—	(2)	(6)	(9)	(67)	(84)

Trade receivables, net	37	354	33	20	2	446
ACCOUNTING POLICIES
Trade and other receivables
Trade and other receivables are measured at amortized cost and include invoiced/contractual amounts less expected credit losses.
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

6    OTHER ASSETS AND LIABILITIES
Other assets consisted of the following items as of December 31:

	2023	2022

Other non-current assets
Customer acquisition costs (see Note 3)	98	126
Tax advances (non-income tax)	6	7
Other non-financial assets	74	24
Total other non-current assets	178	157

Other current assets
Advances to suppliers	44	55
Input value added tax	45	49
Prepaid taxes	51	50
Other assets	60	54
Total other current assets	200	208

Other liabilities consisted of the following items as of December 31:

	2023	2022

Other non-current liabilities
Long-term deferred revenue (see Note 3)	13	10
Other liabilities	16	10
Total other non-current liabilities	29	20

Other current liabilities
Taxes payable (non-income tax)	124	135
Short-term deferred revenue (see Note 3)	109	121
Customer advances (see Note 3)	35	38
Other payments to authorities	66	60
Due to employees	84	82
Other liabilities	39	39
Total other current liabilities	457	475

7    PROVISIONS AND CONTINGENT LIABILITIES
PROVISIONS
The following table summarizes the movement in provisions for the years ended December 31:

	Non-income tax provisions	Decommi-ssioning provision	Legal provision	Other provisions	Total

As of January 1, 2022	88	87	14	7	196

Arising during the year	5	—	—	1	6
Utilized	—	(2)	—	—	(2)
Unused amounts reversed	(20)	(6)	—	(2)	(28)
Reclassification as held for sale	(11)	(30)	(4)	—	(45)
Transfer and reclassification	(4)	—	—	(1)	(5)
Discount rate adjustment and imputed interest	—	4	—	—	4
Translation adjustments and other	(9)	(10)	(1)	—	(20)

As of December 31, 2022	49	43	9	5	106
Non-current	4	43	—	—	47
Current	45	—	9	5	59

As of January 1, 2023	49	43	9	5	106

Arising during the year	18	3	—	10	31
Utilized	—	(1)	—	—	(1)
Unused amounts reversed	(2)	(4)	—	(3)	(9)
Reclassification as held for sale	—	—	—	—	—
Transfer and reclassification	7	—	—	—	7
Discount rate adjustment and imputed interest	—	3	—	—	3
Translation adjustments and other	(7)	(4)	—	(1)	(12)

As of December 31, 2023	65	40	9	11	125
Non-current	4	40	—	—	44
Current	61	—	9	11	81
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
CONTINGENT LIABILITIES
The Group had contingent liabilities as of December 31, 2023 as set out below.
VEON - Securities Class Action
On November 4, 2015, a class action lawsuit was filed in the United States against VEON and certain of its then current and former officers by Charles Kux-Kardos, on behalf of himself and other investors in the Company alleging certain violations of the U.S. federal securities laws in connection with the Company’s public disclosures relating to its operations in Uzbekistan. On December 4, 2015, a second complaint was filed by Westway Alliance Corp. that essentially asserted the same claims in connection with the same disclosures. On April 27, 2016, the Court in the Southern District of New York (the “Court”) consolidated the two actions and appointed Westway as lead plaintiff. On December 9, 2016, Westway filed its first amended complaint (“FAC”). On September 19, 2017, the Court granted VEON’s motion to dismiss the FAC in part. On February 9, 2018, VEON filed its Answer and Affirmative Defenses to remaining allegations of the FAC, and all the individual defendants filed motions to dismiss the claim.

On April 13, 2018, the plaintiff voluntarily dismissed its claims against one of the individual defendants and, on August 30, 2018, the Court dismissed the claims against all of the remaining individual defendants. On May 17, 2019, VEON filed a motion for judgement on the pleadings, arguing that Westway lacked standing as a result of the September 19, 2017 order because Westway had not purchased any securities on or after the date of the earliest alleged misstatement (the “May-2019 Motion”). On May 21, 2019, the Rosen Law Firm submitted a letter to the Court on behalf of Boris Lvov (“Lvov”) seeking leave to file a motion to intervene and substitute Lvov as lead plaintiff. On 17 June 209, Westway filed its opposition to the May-2019 Motion and on April 17, 2020, the Court denied Westway's motion and ordered the May-2019 Motion to proceed. On March 31, 2020, VEON’s motion for judgement on the pleadings was denied without prejudice.

On April 14, 2020, Westway filed its second Amended Complaint (“SAC”). On May 15, 2020, VEON filed a motion to dismiss the SAC, which the Court granted on March 11, 2021, holding that VEON had no duty to disclose information concerning its internal controls as of the start date of the Alleged Class Period, and that Westway therefore lacked standing to bring any claims against VEON as lead plaintiff or otherwise. The Court reopened the lead plaintiff selection process and, on April 29, 2022, appointed Lvov as lead plaintiff and granted Lvov leave to file an amended complaint.

Lvov filed the third Amended Complaint (“TAC”) on February 22, 2023. On May 10, 2023, the Court denied Lvov's motion for discovery and granted VEON leave to file a motion to dismiss portions of the TAC. On September 30, 2024, the Court granted VEON’s motion to dismiss portions of the TAC in part, dismissing with prejudice the TAC’s newly alleged false statements as time-barred under the statute of repose, and denying the motion without prejudice with respect to the TAC’s newly alleged corrective disclosures.

The Court requested further briefing from the parties on whether the new corrective disclosures were linked to the dismissed new false statements or to statements previously held actionable. Lvov’s supplemental briefing was due October 7, 2024, and VEON’s reply was due October 14, 2024. At this stage of the suit, the claim remains unquantified and VEON intends to vigorously defend the action at all phases of the proceedings.

VAT on Replacement SIMs
SIM Cards Issued June 2009 to December 2011

On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Limited (“Banglalink”) for BDT 7.74 billion (US$70) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.
In an attempt to assist the NBR in resolving the dispute, the Government ordered the NBR to form a Review Committee comprised of the NBR, the Commissioner of Taxes (“LTU”), BTRC, Association of Mobile Telecom Operators of Bangladesh and the operators (including Banglalink). The Review Committee identified a methodology to determine the amount of unpaid SIM tax and, after analyzing 1,200 randomly selected SIM cards issued by Banglalink, determined that only 4.83% were incorrectly registered as replacements. The Review Committee’s interim report was signed off by all the parties, however, the Convenor of the Review Committee reneged on the interim report and unilaterally published a final report that was not based on the interim report or the findings of the Review Committee. The operators objected to the final report.
The NBR Chairman and operators’ representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Banglalink’s exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC’s guidelines and assessed Banglalink’s liability for SIM tax to be BDT 7.62 billion (US$69). The operators refused to sign the supplementary report.
On May 18, 2015, Banglalink received an updated demand from the LTU claiming Banglalink had incorrectly issued 6,887,633 SIM cards as replacement SIM cards between June 2009 and December 2011 and required Banglalink to pay BDT 5.32 billion (US$48) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.
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
The Appellate Tribunal rejected the appeal of Banglalink and all other operators on June 22, 2017. On July 11, 2017, Banglalink filed an appeal of the Appellate Tribunal’s judgement with the High Court Division of the Supreme Court of Bangladesh. The appeal is pending.
SIM Cards Issued July 2012 to June 2015

On November 20, 2017, the LTU issued a final demand to Banglalink for BDT 1.69 billion (US$15) for unpaid tax on SIM card replacements issued by Banglalink between July 2012 and June 2015. On February 20, 2018, Banglalink filed its appeal against this demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. By its judgement dated February 10, 2020, the Appellate Tribunal rejected Banglalink’s appeal. Banglalink appealed to the High Court Division. Before hearing the appeal, the Court suo moto took up as a preliminary question whether, based on new law, the matter is subject to an appeal or an application for revision. On March 2, 2021, the Court determined that an application for revision is the correct procedure and dismissed the appeal. Banglalink filed an appeal before the Appellate Division and the appeal is pending for hearing. If the Appellate Division rejects the appeal, then Banglalink will be obligated to deposit 10% of the disputed amount in order to continue its challenge.
As of December 31, 2023, the Company has recorded a provision, for the cases discussed above of, US$8 (2022: US$8).
Other contingencies and uncertainties
In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. For example, our operating company in Bangladesh has recently been subject to an extensive audit conducted by the BTRC concerning past compliance with all relevant license terms, laws and regulations for the period covering 1996 (inception of our operating company in Bangladesh) to December 2019. On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$74) which includes BDT 4,307 million (approximately US$39) for interest. The Company has paid the principal amount and is currently having discussions with government stakeholders, including the BTRC for removal of the interest amount. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the removal of the interest amount, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable. The total value of all other individual contingencies that are able to be quantified and are above US$5, other than disclosed above and in Note 8, amounts to US$205 (2022: US$289). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ in this Note 7 and in Note 8, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities.
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
ACCOUNTING POLICIES
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event. It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a current pre-tax rate if the time value of money is significant. Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

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
Income tax payable
Current income tax payable consisted of the following items as of December 31:

	2023	2022

Current tax payable	61	47
Uncertain tax provisions	93	133
Total income tax payable	154	180
In addition to the above balance of uncertain tax provisions we have also recognized uncertain tax provisions which have been directly offset with available losses.
VEON is involved in a number of disputes, litigation and regulatory proceedings in the ordinary course of its business, pertaining to income tax claims. The total value of these individual contingencies that are able to be quantified amounts to US$355 (2022: US$193). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ disclosed below in this Note 8, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company, however we note that an unfavorable outcome of some or all of the specific matters could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future. For further details with respect to VEON’s uncertain tax provisions and tax risks, please refer to the ‘Accounting policies’ and ‘Source of estimation uncertainty’ disclosed below.
Income tax assets
The Company reported current income tax assets of 58 million (2022: US$72).
These tax assets mainly relate to advance tax payments in our operating companies which can only be offset against income tax liabilities in that relevant jurisdiction, in fiscal periods subsequent to the balance sheet date.

Income tax expense
Income tax expense consisted of the following for the years ended December 31:

	2023	2022	2021

Current income taxes
Current year	249	271	273
Adjustments in respect of previous years	13	10	47
Total current income taxes	262	281	320

Deferred income taxes
Movement of temporary differences and losses	(114)	(50)	38
Changes in tax rates	(4)	(4)	—
Changes in recognized deferred tax assets*	35	(117)	—
Adjustments in respect of previous years	1	(5)	(21)
Other	(1)	(36)	7
Total deferred tax expense / (benefit)	(83)	(212)	24

Income tax expense	179	69	344
*In 2022, the increase of deferred tax assets is mainly driven by recognition of previously unrecognized historic losses due to positive outlook and business developments in our Bangladesh operations.

Effective tax rate
The table below outlines the reconciliation between the statutory tax rate in the Netherlands of (25.8%) (in 2021 the statutory rate was 25.0%) and the effective income tax rates for the Group, together with the corresponding amounts, for the years ended December 31:

	2023	2022	2021	Explanatory notes

Profit / (loss) before tax from continuing operations	559	802	464
Income tax benefit / (expense) at statutory tax rate (25.8%)	(144)	(207)	(116)

Difference due to the effects of:
Different tax rates in different jurisdictions	66	45	(5)
Certain jurisdictions in which VEON operates have income tax rates which are different to the Dutch statutory tax rate of 25.8% (25.0% in 2021). Profitability in countries with lower tax rates (i.e. Kazakhstan, Ukraine) has a positive impact on the effective tax rate, offset with profitability in countries with higher rates (i.e. Pakistan, Bangladesh).

Non-deductible expenses	(50)	(46)	(35)
The Group incurs certain expenses which are non-deductible in the relevant jurisdictions. In 2023 and 2022, such expenses mainly include intra-group expenses (i.e. interest on internal loans), certain non-income tax charges (i.e. minimum tax regimes) and other. In 2021, the non-deductible expenses include impairment losses (unless resulting in a change in temporary differences), certain non-income tax charges (i.e. minimum tax regimes) and intra-group expenses (i.e. interest on internal loans).

Non-taxable income	30	11	(3)
In 2023, the non-taxable income is mainly driven by the non-taxable FOREX gains incurred by Dutch Holdings on sale of subsidiaries of US$25. In 2022, non-taxable income is mainly driven by reversal of previously unrecognized management fees in Uzbekistan.

Adjustments in respect of previous years	(14)	(6)	(25)
In 2023, the effect of prior year adjustments mainly relates to tax return true-ups and the effects of 6% Super tax in Pakistan introduced in 2023 which had a retrospective impact on 2022. In 2022, the effect of prior year adjustments mainly relates to tax return true-ups and the effects of 4% Super tax in Pakistan introduced in 2022 which had a retrospective impact on 2021. In 2021, the effect of prior years’ adjustments mainly relates to corrections in prior year filings in Pakistan, as part of the Alternative Dispute Resolution Committee process.

Movements in (un)recognized deferred tax assets	(35)	117	(76)
In 2023, the movements in (un)recognized deferred tax assets are primarily caused by tax losses and other credits mainly in the Netherlands and Luxembourg, for which no deferred tax asset has been recognized. In 2022, the movements primarily relates to holding entities in the Netherlands and deferred tax asset recognition on previously unrecognized losses in Bangladesh of US$108. The increase of deferred tax assets in Bangladesh is mainly driven by recognition of previously unrecognized historic losses due to positive outlook and business developments in our Bangladesh operations.

Withholding taxes	(32)	38	(73)
Withholding taxes are recognized to the extent that dividends from foreign operations are expected to be paid in the foreseeable future. In 2023, the net WHT of US$(32) mainly comprised of WHT on interest from Russia of US$(16) and US$(15) of WHT provided for as a deferred tax on outside basis during 2023 on the dividends planned to be paid out in 2024 mainly from Pakistan, Kazakhstan and Uzbekistan. In 2022, the net WHT benefit of US$38 comprising of reversal of WHT provision related to Russia, Ukraine and Pakistan. In 2021, expenses relating to withholding taxes were primarily influenced by the anticipated dividends from Pakistan, Ukraine and Uzbekistan.

Uncertain tax positions	2	(25)	(7)
The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties (see ‘Source of estimation uncertainty’ below). During 2022, provisions were made for a dispute in Italy. The impact of movements in uncertain tax positions is presented net of any corresponding deferred tax assets recognized.

Change in income tax rate	4	4	—
Changes in tax rates impact the valuation of existing deferred tax assets and liabilities on temporary differences. In 2023, the statutory tax rate in Pakistan increased by 6% resulting in the total tax charge of 39%. In 2022, the statutory tax rate in Pakistan increased by 4% resulting in the total tax charge of 33%.

Other	(6)	—	(4)	In 2023, others is impacted mainly by a CFC charge for US$(6). In 2021, US$(4) relate to various permanent differences.

Income tax benefit / (expense)	(179)	(69)	(344)

Effective tax rate	32.0%	8.6%	74.1%

Deferred taxes
The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2023	2022

Deferred tax assets	312	274
Deferred tax liabilities	(26)	(36)

Net deferred tax position	286	238

The following table shows the movements of net deferred tax positions in 2023:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Held for sale	Other movements	Closing balance

Property and equipment	(82)	23	—	11	(48)
Intangible assets	59	14	—	(9)	64
Trade receivables	21	5	—	(2)	24
Provisions	15	(2)	—	(1)	12
Accounts payable	36	25	—	(7)	54
Withholding tax on undistributed earnings	(29)	8	—	2	(19)
Tax losses and other balances carried forwards	2,600	149	—	(290)	2,459
Non-recognized deferred tax assets	(2,395)	(147)	—	265	(2,277)
Other	13	7	—	(3)	17
Net deferred tax positions	238	82	—	(34)	286
The following table shows the movements of net deferred tax positions in 2022:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Held for sale	Other movements	Closing balance

Property and equipment	(100)	(45)	35	28	(82)
Intangible assets	36	59	(13)	(23)	59
Trade receivables	32	(20)	7	2	21
Provisions	17	7	(7)	(2)	15
Accounts payable	90	32	(65)	(21)	36
Withholding tax on undistributed earnings	(98)	69	—	—	(29)
Tax losses and other balances carried forwards	2,626	41	(3)	(64)	2,600
Non-recognized deferred tax assets	(2,498)	57	—	46	(2,395)
Other	8	12	—	(7)	13
Net deferred tax positions	113	212	(46)	(41)	238

Unused tax losses and other credits carried forwards
VEON recognizes a deferred tax asset for unused tax losses and other credits carried forwards, to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2023	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	—	(388)	(388)
Recognized DTA	—	—	—	146	146
Non-recognized losses	—	—	(1,204)	(7,764)	(8,968)
Non-recognized DTA	—	—	300	1,951	2,251
Other credits carried forwards expiry
Recognized credits	—	(36)	—	—	(36)
Recognized DTA	—	36	—	—	36
Non-recognized credits	—	—	—	(97)	(97)
Non-recognized DTA	—	—	—	26	26

As of December 31, 2022	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	—	(410)	(410)
Recognized DTA	—	—	—	159	159
Non-recognized losses	—	—	(853)	(8,528)	(9,381)
Non-recognized DTA	—	—	213	2,144	2,357
Other credits carried forwards expiry
Recognized credits	(1)	(45)	—	—	(46)
Recognized DTA	1	45	—	—	46
Non-recognized credits	—	—	—	(147)	(147)
Non-recognized DTA	—	—	—	38	38

Losses mainly relate to our holding entities in Luxembourg (2023: US$6,232; 2022: US$6,776) and the Netherlands (2023: US$2,572; 2022: US$2,352).

VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$19 (2022: US$29), relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in its Pakistan, Uzbekistan and Kazakhstan operations.

As of December 31, 2023, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$6,241 (2022: US$6,105). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

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
Uncertain tax positions
Uncertain tax positions are recognized when it is probable that a tax position will not be sustained. The expected resolution of uncertain tax positions is based upon management’s judgement of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve.
Recoverability of deferred tax assets
Deferred tax assets are recognized to the extent that it is probable that the assets will be realized. Significant judgement is required to determine the amount that can be recognized and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. Estimates made relate primarily to losses carried forward in some of the Group’s foreign operations. When an entity has a history of recent losses, the deferred tax asset arising from unused tax losses is recognized only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for the current year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect judgements due to uncertainty concerning the interpretation of the rules and any transitional rules.

Future legislative changes

Pillar Two legislation has been substantively enacted in certain jurisdictions the Group operates. The legislation will be effective for the Group’s financial year beginning January 1, 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes.

The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbor relief does not apply and the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

The Group has applied the temporary mandatory exception to the requirement to recognize deferred tax assets and liabilities related to Pillar Two income taxes.

The Group has accumulated US$8,098 of tax losses and US$126 of other tax attributes in various jurisdictions which can be carried-forward and taken into account for Pillar Two purposes.

INVESTING ACTIVITIES OF THE GROUP

9    SIGNIFICANT TRANSACTIONS
SIGNIFICANT TRANSACTIONS IN 2023
Completion of Sale of Russian operations
On October 9, 2023, VEON announced the completion of its exit from Russia with closing of the sale of its Russian operations. On September 13, 2023, VEON and the buyer agreed on certain amendments to the Share Purchase Agreement (“SPA”) which had no material impact on the economic terms of the original transaction announced on November 24, 2022.
During the year ended December 31, 2023, VimpelCom independently purchased US$2,140 equivalent of VEON Holdings bonds (based on applicable foreign exchange rates on the relevant purchase dates) in order to satisfy certain Russian regulatory obligations. VEON Holdings redeemed US$406 of these notes from VimpelCom following their maturity in September 2023.
Upon the completion of the sale of our Russian Operations, VEON Holdings bonds representing a nominal value of US$1,576 which were acquired by VimpelCom were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023) on a non cash basis resulting in no impact on our cash flows.
The remaining deferred consideration of US$72 as of December 31, 2023 was offset against VEON Holdings bonds acquired by VimpelCom representing a nominal value of US$72, in July 2024, in compliance with applicable regulatory licensing after receiving the relevant regulatory approvals. In addition, there was a US$11 receivable against the sale of towers in Russia recognized in prior periods that was also assigned to the Company as part of the sale transaction. Refer to Note 23 for further details.
The financial impact of the sale of our Russian operations is a loss of US$3,746 recorded within (Loss) / Profit after Tax from Discontinued Operations” in the Consolidated Income Statement, primarily due to US$3,414 of cumulative currency translation losses which accumulated in equity through other comprehensive income and recycled through the consolidated income statement on the date of the disposal. Overall, the sale of the Russian Operations resulted in significant deleveraging of VEON’s balance sheet. For further details, refer to Note 10.
Agreement between Banglalink and Summit regarding the sale of its Bangladesh tower assets
On November 15, 2023, VEON announced that its wholly owned subsidiary, Banglalink, entered into an Asset Sale and Purchase Agreement (“APA”) and Master Tower Agreement (“MTA”), to sell a portion of its tower portfolio (2012 towers, nearly one-third of Banglalink's infrastructure portfolio) in Bangladesh to the buyer, Summit, for BDT 11 billion (US$97). The closing of the transaction was subject to regulatory approval which was received on December 21, 2023. Subsequently, the deal closed on December 31, 2023. Under the terms of the deal, Banglalink entered into a long-term lease agreement with Summit under which Banglalink will lease space upon the sold towers for a period of 12 years, with up to seven optional renewal periods of 10 years each. The lease agreement became effective upon the closing of the sale.
As of November 15, 2023, the Bangladesh towers were classified as assets held for sale. Following the classification as disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of the Bangladesh tower assets. As a result of the closing of the sale on December 31, 2023, control of the towers was transferred to Summit and Banglalink recognized the purchase consideration of BDT 11 billion (US$97) net of cost of disposals containing legal, regulatory and investment bankers costs amounting BDT 855 million (US$8). The consideration was receivable as of December 31, 2023, and payment was subsequently received in January 2024 upon the final completion date under the terms of the APA. As a result of applying sale and leaseback accounting principles to the lease agreement under the terms of the deal, Banglalink recognized a gain on sale of assets of BDT 4 billion (US$34), right-of-use assets of BDT 550 million (US$5) representing the proportional fair value of assets (towers) retained with respect to the book value of assets (towers) sold amounting to BDT 950 million (US$9) and lease liabilities of BDT 6 billion (US$52) based on a 12 year lease term, which are at market rates. Additional right-of-use assets and lease liabilities of BDT 4 billion (US$40) were recognized for total right-of-use assets of BDT 5 billion (US$45) and total lease liabilities of BDT 10 billion (US$92).

Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the ongoing war in Ukraine (refer to Note 15) and other macroeconomic conditions, resulted in the devaluation of exchange rates in the countries in which VEON operates, particularly in Pakistan and Russia. While the UAH to USD foreign exchange rate have been relatively stable during 2023 given the ongoing circumstances in Ukraine, there is a continued risk of a significant Ukrainian hryvnia (“UAH”) to USD depreciation. This risk has been partially mitigated by investment of excess cash in USD denominated domestic Ukrainian sovereign bonds. Refer to Note 18 for further details on foreign currency risk and Note 16 for further details on the Ukrainian sovereign bonds. As such, in the twelve-months ended December 31, 2023, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$598 (2022:US$480) recorded against the foreign currency translation reserve in the consolidated statement of comprehensive income.

SIGNIFICANT TRANSACTIONS IN 2022 AND 2021
Announced sale of Russia operations
On November 24, 2022, VEON entered into an agreement to sell VEON’s Russian operations to certain senior members of the management team of VimpelCom, led by the CEO at the time, Aleksander Torbakhov. Under the agreement, VEON will receive consideration of RUB 130 billion (approximately US$1,294). The SPA contains provisions amongst others that in the event Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (the United States, the United Kingdom, the European Union, and Bermuda) for the proposed structure of the sale. As of July 24, 2023, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. The transaction is expected to be completed in 2023.
As a result of the expected disposal, VEON has classified its Russian operations as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the assets of its Russian operations. The results for Russian operations in the consolidated income statements and the consolidated statements of cash flows for 2022, 2021 and 2020 were presented separately. For further details of the transaction, refer to Note 10.
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

Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the ongoing war in Ukraine as well as macroeconomic conditions in Pakistan and Bangladesh, resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in 2022, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$480 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.
Agreement between VEON and Service Telecom regarding the Sale of its Russian tower assets
On September 5, 2021, the Company and VEON Holdings B.V., a subsidiary of the Company, signed an agreement for the sale of its direct subsidiary, NTC, with Service Telecom Group of Companies LLC, (“ST”), for RUB 70,650 (US$945). The transaction was subject to regulatory approvals which were obtained on November 12, 2021, and consummation of other certain closing conditions which were completed on December 1, 2021. Under the terms of the deal, Russia, an operating segment of the Company, entered into a long-term lease agreement with NTC under which Russia will lease space upon NTC's portfolio of 15,400 towers for a period of 8 years, with up to ten optional renewal periods of 8 years each. Under the same agreement, an additional 5,000 towers are committed to be leased. The lease agreement was signed on October 15, 2021.

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

VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in the 2100MHz band following successful bids at an auction held by the BTRC. The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink total investment will amount to BDT 10 billion (US$115) to purchase the spectrum.

VEON completes the acquisition of majority shareholding in OTM

In June 2021, VEON successfully acquired a majority stake of 67% in OTM (a technology platform for the automation and planning of online advertising purchases in Russia) for US$16.

PMCL Warid License Capitalization

The Warid license renewal (merged with Jazz since 2016) was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$40 per MHz for 900 MHz spectrum and US$30 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. As a result, PMCL deposited US$326, including the initial 50% payment of license as well as subsequent installments, in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal.

On July 19, 2021, Islamabad High Court dismissed Jazz's appeal. Based on the dismissal of appeal by the court, subsequent legal opinion obtained and acceptance of the total license price, the license was recognized amounting US$384, net of service cost liability of US$65. Consequently, the security deposit balance of US$326 was also adjusted. Subsequently, on October 18, 2021, PMCL and PTA signed the license document.

10    HELD FOR SALE AND DISCONTINUED OPERATIONS

The following table provides the details of assets and liabilities classified as held-for-sale as of December 31:

	Assets held-for-sale		Liabilities held-for-sale

	2023	2022	2023	2022
Russia	—	5,792	—	4,232
Total assets and liabilities held for sale	—	5,792	—	4,232

The following table provides the details of loss after tax from discontinued operations and disposals of discontinued operations for the periods ended December 31:

	2023	2022	2021

Russia
Profit / (loss) after tax for the period	916	(164)	530
Loss on disposal	(3,746)	—	—
Algeria
Profit / (loss) after tax for the period	—	144	151
Loss on disposal	—	(722)	—

Total loss after tax from discontinued operations and disposals of discontinued operations	(2,830)	(742)	681

Sale of Russia operations

On November 24, 2022, VEON entered into the Share Purchase Agreement (“SPA”) to sell VEON’s Russian operations to certain senior members of the management team of VimpelCom, led by the CEO at the time, Aleksander Torbakhov. Under the agreement, the purchase price consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023), was expected to be settled primarily by VimpelCom taking on and discharging certain VEON Holdings B.V.’s debt, thus significantly deleveraging VEON’s balance sheet. The SPA contained provisions amongst others that in the event Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction was subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (the United States, the United Kingdom, the European Union, and Bermuda) for the proposed structure of the sale.

On November 24, 2022, the signing date of the SPA, the Company classified its Russian operations as a disposal group held-for-sale and discontinued operations. Following the classification as disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of Russia’s assets.

On September 13, 2023, VEON agreed with the buyer, owned by certain senior members of VimpelCom’s management team, amendments to the SPA, which had no material impact on the economic terms of the original transaction announced on November 24, 2022. With the amendments to the sale agreement, the entire consideration for the sale was agreed to be satisfied by transferring the agreed value of VEON Holdings bonds acquired by VimpelCom to a wholly owned subsidiary of VEON Holdings (Unitel LLC) on or prior to the closing of the sale, which will hold such notes until their cancellation or maturity. U.S. and other regulatory approvals were received for the transfer of approximately 95% of such VEON Holdings bonds.
During the year ended 31 December 2023, VimpelCom independently purchased US$2,140 equivalent of the Issuer’s debt securities in order to satisfy certain Russian regulatory obligations.
On October 9, 2023, VEON announced the completion of its exit from Russia with closing of the sale of its Russian operations. Upon completion of the sale, control of VimpelCom was transferred to the buyer, and accordingly, a loss of US$3.7 billion recorded within “Profit / (loss) after Tax from Discontinued Operations” in the Consolidated Income Statement was recognized, primarily due to US$3.4 billion of cumulative currency translation losses which accumulated in equity through other comprehensive income and recycled through the consolidated income statement on the date of the disposal. VEON Holdings redeemed US$406 of these debt securities from VimpelCom following their maturity. Upon the completion of the sale, the agreed amount of the bonds of VEON Holdings B.V., a wholly owned subsidiary of the Company, ("VEON Holdings"), acquired by VimpelCom representing a nominal value of US$1,576 were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023) on a non cash basis resulting in no impact on the cash flows. The remaining deferred consideration of US$72 as of December 31, 2023 was offset against VEON Holdings bonds acquired by VimpelCom representing a nominal value of US$72, in July 2024 after receiving the relevant regulatory approval.

The following table shows the assets and liabilities disposed in 2023 and classified as held-for-sale relating to Russia operations as of:

	October 9, 2023	December 31, 2022
Property and equipment	3,216	3,941
Intangible assets excl. goodwill	386	356
Goodwill	155	617
Deferred tax assets	72	78
Other non-current assets	1,328	50

Inventories	53	113
Trade and other receivables	287	367
Other current assets	839	270
Total assets disposed / held for sale	6,336	5,792

Non-current liabilities
Debt and Derivatives – NCL	3,641	2,888
Other non-current liabilities	26	64

Current liabilities
Trade and other payables	494	691
Debt & Derivatives – CL	233	306
Other non-financial liabilities	300	283
Total liabilities disposed / held for sale	4,694	4,232

The following table shows the profit / (loss) and other comprehensive income relating to Russia operations for the periods ended December 31 and as of date of disposal:

Income statement and statement of comprehensive income	October 9, 2023	2022	2021

Operating revenue	2,780	4,277	3,943
Operating expenses **	(1,865)	(3,993)	(3,424)
Other expenses	42	(424)	(76)
Profit / (loss) before tax for the period	957	(140)	443
Income tax benefit / (expense)	(41)	(24)	87
Profit / (loss) after tax for the period	916	(164)	530

Other comprehensive income / (loss)*	(421)	(29)	(10)
Total comprehensive income / (loss)	495	(193)	520

*Other comprehensive income relates to the foreign currency translation of discontinued operations.
** In 2023, operating expenses includes an impairment of US$281 (2022:US$446) against the carrying value of goodwill in Russia. There was no impairment of goodwill in 2021.

The following table shows the results for the disposal of the Russia operations that are accounted for in these financials as of December 31, 2023:

2023
Sale consideration *	1,294
Carrying amount of net assets at disposal **	(1,642)
De-recognition of non-controlling interest	16
Loss on sale before reclassification of foreign currency translation reserve	(332)
Reclassifications of:
foreign currency translation reserve	(3,384)
net investment hedge reserves	(30)
(3,414)
Net loss on disposal of Russia operations	(3,746)

*As discussed above, the sale consideration was settled in a non-cash transaction via the transfer of bonds held by Vimpelcom to VEON Holdings’ subsidiary.

** Net assets include US$715 relating to cash and cash equivalents at disposal.

Russia impairment losses 2023

As of June 30, 2023, assets and liabilities held-for-sale were assessed for impairment in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and valued at the lower of their carrying value and fair value less costs to sell. VEON recorded an impairment of US$281 against the carrying value of goodwill in Russia, resulting in a reduced carrying value of US$168 at the reporting date of which the VEON share amounts to US$152, excluding non-controlling interest.

The recoverable amount of the net assets held for sale of US$152 as of June 30, 2023 was determined based on the fair value less costs of disposal and represents the remaining portion of the sales proceeds as per SPA (Level 2 in the fair value hierarchy). This equates to the value of the VEON bonds remaining to be purchased by VimpelCom to reach the sales consideration of RUB 130 billion.

As of September 30, 2023, the carrying value of Russian net assets amounted to US$(165) due to increased external debt. The VEON share of net assets amounted to US$(179), excluding non-controlling interest. The sales proceeds as per the SPA of RUB 130 billion was fully settled upon closing against the receivable held by Vimpelcom for the VEON bonds acquired by VimpelCom and subsequently transferred to Unitel LLC. Therefore, the recoverable amount of the net assets, being the remaining portion of the sales proceeds as per SPA (Level 2 in the fair value hierarchy) to be settled against the net assets, amounted to nil. No further impairment or reversal was recorded.

Russia impairment losses 2022

The war between Russia and Ukraine started on February 24, 2022 and has impacted our operations in Russia.

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

	March 31, 2022 ***			September 30, 2021
Key assumptions – Russia CGU	Explicit forecast period	Terminal period	Combined average *	Explicit forecast period	Terminal period	Combined average *

Discount rate	—%	—%	20.5%	—%	—%	9.3%
Average annual revenue growth rate	6.2%	1.6%	5.5%	5.0%	1.6%	4.4%
Average operating margin	32.4%	35.0%	32.8%	33.2%	35.5%	33.6%
Average CAPEX / revenue **	20.3%	18.0%	19.9%	25.4%	21.0%	24.7%

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

The fair value less cost of disposal for Russian operations as of September 30, 2022 (date of the annual impairment test) was based on the expected sales proceeds from third party bids which have been substantiated by the share price consideration of RUB 130 billion (approximately US$1,294 million) reflected in the SPA signed on November 24, 2022 (Level 2 in the fair value hierarchy). The fair value represented by the SPA exceeded the carrying value of the Russia CGU as of September 30, 2022, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of Russian operations subsequent to its measurement as held for sale and discontinued operations.

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

The following table shows the assets and liabilities disposed in 2022 and classified as held-for-sale relating to Algeria as of:

	August 5, 2022	December 31, 2021
Property and equipment	555	527
Intangible assets excl. goodwill	120	111
Goodwill	953	1,001
Deferred tax assets	35	35

Other current assets	234	172
Total assets disposed / held for sale	1,897	1,846

Non-current liabilities	91	106
Current liabilities	276	285
Total liabilities disposed / held for sale	367	391

The following table shows the profit and other comprehensive income relating to Algeria operations for the periods ended:

Income statement and statement of comprehensive income	August 5, 2022	December 31, 2021

Operating revenue	378	659
Operating expenses	(212)	(470)
Other expenses	(7)	(17)
Profit / (loss) before tax for the period	159	172
Income tax benefit / (expense)	(15)	(21)
Profit / (loss) after tax for the period	144	151

Other comprehensive income / (loss)*	(65)	(68)
Total comprehensive income / (loss)	79	83

*Other comprehensive income is relating to the foreign currency translation of discontinued operations.

The following table shows the results for the disposal of the Algeria operations that are accounted for in these financials as of December 31, 2022:

2022
Consideration received in cash	682
Carrying amount of net assets at disposal *	(1,530)
De-recognition of non-controlling interest	824
Loss on sale before reclassification of foreign currency translation reserve	(24)
Reclassification of foreign currency translation reserve	(698)
Net loss on disposal of Algeria operations	(722)

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

11    IMPAIRMENT OF ASSETS
Property and equipment and intangible assets are tested regularly for impairment. The Company assesses, at the end of each reporting period, whether there exists any indicators that an asset may be impaired (i.e., asset becoming idle, damaged or no longer in use). If there are such indicators, the Company estimates the recoverable amount of the asset. Impairment losses of continuing operations are recognized in the income statement in a separate line item.
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

The CGUs classified as Assets Held for Sale and Discontinued Operation during 2023 are disclosed in Note 10, including any current or past impairment charges recorded for these CGUs.
Impairment losses / (reversals) in 2023

	Property and equipment	Total impairment / (reversal)
2023
Ukraine	1	1
Other*	(7)	(7)
	(6)	(6)

* This includes net impairment reversals on telecommunication equipment in Kazakhstan.
The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2023 and subsequently assessed for indicators of impairment or reversal of impairment as of December 31, 2023. CGU Bangladesh has limited headroom following the reversal of impairment in 2022 and is continuously monitored. Our assessment also considered the impact of the cyber-attack in December 2023 on our Ukrainian subsidiary, Kyivstar and the sale of the Bangladesh towers also in December 2023 and concluded that no impairment nor reversal of impairment was identified for any CGU. For further details of the Ukraine cyber-attack, refer to Note 1 and for details of the Bangladesh tower sale, refer to Note 9.

For details regarding the assessment of Russia and impairment of assets held for sale, refer to Note 10.

Impairment losses / (reversals) in 2022

	Property and equipment	Intangible assets	Goodwill	Other	Total impairment / ( reversal)
2022
Bangladesh	(32)	(68)	—	—	(100)
Kyrgyzstan	(29)	(9)	—	(11)	(49)
Ukraine *	35	1	—	—	36
Other	7	(1)	—	—	6
	(19)	(77)	—	(11)	(107)
*This includes net impairment to property and equipment as a result of physical damage to sites in Ukraine caused by the ongoing war between Russia and Ukraine.
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

Kyrgyzstan CGU is disclosed within "Others" reportable segment (refer to Note 2).
Impairment losses / (reversals) in 2021

	Property and equipment	Intangible assets	Goodwill	Other	Total impairment / ( reversal)
2021*
Kyrgyzstan	12	5	—	2	19
Other	8	—	—	—	8
	20	5	—	2	27

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

The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as the applicable country’s risk premium.

	Discount rate (local currency)
	2023	2022	2021

Pakistan	19.6%	19.5%	14.7%
Bangladesh**	13.9%	14.6%	—%
Kazakhstan	12.9%	13.8%	9.4%
Kyrgyzstan*	17.0%	19.0%	—%
Uzbekistan	14.7%	15.8%	11.8%
Ukraine**	20.8%	21.7%	—%

* In 2021, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore discount rate was not determined
** In 2021, no impairment losses were recorded or reversed for Bangladesh and Ukraine CGU’s, therefore discount rates were not disclosed
Revenue growth rates
The revenue growth rates during the forecast period vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others. A long‑term growth rate in perpetuity is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

	Average annual revenue growth rate during forecast period[1]			Terminal growth rate
	2023	2022	2021	2023	2022	2021

Pakistan	16.5%	12.0%	4.8%	4.0%	4.0%	5.5%
Bangladesh	12.9%	12.6%	—%	3.5%	3.5%	—%
Kazakhstan	13.2%	12.3%	3.6%	1.0%	1.0%	1.0%
Kyrgyzstan	11.8%	11.4%	—%	3.0%	3.0%	—%
Uzbekistan	22.3%	19.3%	3.7%	2.5%	2.5%	3.0%
Ukraine	8.8%	8.6%	—%	1.0%	1.0%	—%

1The forecast period is the explicit forecast period of five years: for 2023 being 2024-2028 with terminal period in 2029; for comparative period 2022 being 2023-2027 with terminal period in 2028; for comparative period 2021 the rates were revised to conform the calculation being 2022-2026 and terminal period in 2027.

Operating margin
The Company estimates operating margin on a pre-IFRS 16 basis (including lease expenses/payments), divided by Total Operating Revenue for each CGU and each future year. The forecasted operating margin is based on the budget and forecast calculations and assumes cost optimization initiatives which are part of on-going operations, as well as regulatory and technological changes known to date, such as telecommunication license issues and price regulation, among others. Segment information in Note 2 is post-IFRS 16.

	Average operating margin during the forecast period [1]			Terminal period operating margin
	2023	2022	2021	2023	2022	2021

Pakistan	43.6%	40.9%	43.6%	40.0%	40.0%	42.0%
Bangladesh	30.7%	32.6%	—%	33.5%	36.3%	—%
Kazakhstan	49.5%	49.2%	48.9%	45.0%	45.0%	47.0%
Kyrgyzstan	36.2%	36.7%	—%	33.5%	33.7%	—%
Uzbekistan	40.0%	43.6%	40.9%	40.0%	41.0%	34.0%
Ukraine	51.8%	51.2%	—%	50.0%	50.0%	—%

1The forecast period is the explicit forecast period of five years: for 2023 being 2024-2028 with terminal period in 2029; for comparative period 2022 being 2023-2027 with terminal period in 2028; for comparative period 2021 the rates were revised to conform the calculation being 2022-2026 and terminal period in 2027.
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

	Average CAPEX as a percentage of revenue during the forecast period[1]			Terminal period[1] CAPEX as a percentage of revenue
	2023	2022	2021	2023	2022	2021

Pakistan	11.3%	15.8%	22.0%	14.0%	16.0%	20.0%
Bangladesh	17.6%	18.0%	—%	17.0%	17.0%	—%
Kazakhstan	16.0%	18.6%	20.0%	17.5%	18.5%	20.0%
Kyrgyzstan	17.7%	20.1%	—%	21.0%	23.0%	—%
Uzbekistan	22.1%	18.0%	20.2%	20.0%	20.0%	21.0%
Ukraine	19.1%	18.9%	—%	20.0%	20.0%	—%

1The forecast period is the explicit forecast period of five years: for 2023 being 2024-2028 with terminal period in 2029; for comparative period 2022 being 2023-2027 with terminal period in 2028; for comparative period 2021 the rates were revised to conform the calculation being 2022-2026 and terminal period in 2027.
SENSITIVITY TO CHANGES IN ASSUMPTIONS
The following table pertains to the reversals of impairment recognized in 2022 and illustrates the potential change in reversal of impairment for the Bangladesh and Kyrgyzstan CGUs if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods ('+/- 1.0 pp').

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

* Combined average based on explicit forecast period of five years (2023-2027) and terminal period in 2028 .
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

12    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the years ended December 31:

Net book value	Telecomm-unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets	Total

As of January 1, 2022	3,860	151	422	451	1,833	6,717

Additions	67	7	23	662	526	1,285
Disposals	(40)	(1)	(4)	(10)	(15)	(70)
Depreciation charge for the year	(382)	(7)	(29)	—	(139)	(557)
Divestment and reclassification as held for sale **	(1,991)	(80)	(314)	(235)	(1,393)	(4,013)
Impairment	(38)	(2)	(3)	(3)	(8)	(54)
Impairment reversal	57	1	3	6	6	73
Transfers	528	5	13	(545)	(5)	(4)
Modifications of right-of-use assets	—	—	—	—	26	26
Translation adjustment	(363)	(13)	(14)	(40)	(125)	(555)

As of December 31, 2022	1,698	61	97	286	706	2,848

Additions	79	3	31	438	318	869
Disposals	(1)	—	(3)	4	(28)	(28)
Depreciation charge for the year	(349)	(6)	(26)	—	(146)	(527)
Divestment and reclassification as held for sale	(12)	—	(1)	—	—	(13)
Impairment	(3)	—	(3)	(2)	—	(8)
Impairment reversal	2	—	—	10	2	14
Transfers	456	7	12	(492)	—	(17)
Modifications of right-of-use assets	—	—	—	—	29	29
Translation adjustment	(182)	(4)	(5)	(18)	(60)	(269)

As of December 31, 2023	1,688	61	102	226	821	2,898
Cost	4,585	151	398	240	1,243	6,617
Accumulated depreciation and impairment	(2,897)	(90)	(296)	(14)	(422)	(3,719)

** This relates to the classification of Russia as held-for-sale and discontinued operations as explained in Note 10.
There were no material changes in estimates related to property and equipment in 2023. During 2022, there were impairment reversals for Bangladesh US$(32) and Kyrgyzstan of US$(29) and impairment of equipment as a result of physical damages to sites in Ukraine (US$35) caused by the ongoing war between Russia and Ukraine (refer to Note 11).
During 2023, VEON acquired property and equipment in the amount of US$291 (2022: US$306), which were not paid for as of year-end.
Property and equipment pledged as security for bank borrowings amounts to US$575 as of December 31, 2023 (2022: US$688), and primarily relate to liens securing borrowings of PMCL.

The following table summarizes the movement in the net book value of right-of-use assets ("ROU") for the year ended December 31:

Net book value	ROU - Telecommunications Equipment	ROU - Land, Buildings and Constructions	ROU - Office and Other Equipment	Total

As of January 1, 2022	1,567	260	6	1,833

Additions	513	13	—	526
Disposals	(12)	(3)	—	(15)
Depreciation charge for the year	(125)	(12)	(2)	(139)
Divestment and reclassification as held for sale	(1,175)	(216)	(2)	(1,393)
Impairment	(8)	—	—	(8)
Impairment reversal	2	4	—	6
Transfers	(4)	(1)	—	(5)
Modifications and reassessments	20	6	—	26
Translation adjustment	(117)	(7)	(1)	(125)

As of December 31, 2022	661	44	1	706

Additions	271	32	15	318
Disposals	(25)	(3)	—	(28)
Depreciation charge for the year	(131)	(13)	(2)	(146)
Impairment reversal	2	—	—	2
Transfers	1	(1)	—	—
Modifications and reassessments	25	5	(1)	29
Translation adjustment	(57)	(3)	—	(60)

As of December 31, 2023	747	61	13	821
Cost	1,124	101	18	1,243
Accumulated depreciation and impairment	(377)	(40)	(5)	(422)

COMMITMENTS
Capital commitments for the future purchase of equipment are as follows as of December 31:

	2023	2022

Less than 1 year	139	272

Total commitments	139	272
Capital commitments arising from telecommunications licenses
VEON’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses for GSM-900/1800, “3G” (UMTS / WCDMA) mobile radiotelephone communications services and “4G” (LTE).
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

13    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommuni-cation licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total

As of January 1, 2022	1,202	350	14	100	36	1,542	3,244

Additions	526	74	1	2	19	10	632
Disposals	(5)	(2)	—	—	—	—	(7)
Amortization charge for the year	(139)	(71)	(3)	(8)	—	—	(221)
Reclassification as held for sale	(84)	(150)	(2)	(22)	(35)	(1,084)	(1,377)
Impairment reversal	75	2	—	—	—	—	77
Transfer	—	3	—	—	(3)	—	—
Translation adjustment	(241)	(37)	(3)	(18)	(15)	(74)	(388)

As of December 31, 2022	1,334	169	7	54	2	394	1,960

Additions	4	92	—	—	5	—	101
Amortization charge for the year	(131)	(67)	(3)	(6)	(1)	—	(208)
Transfer	(1)	7	—	—	(1)	—	5
Translation adjustment	(180)	(8)	—	(6)	—	(45)	(239)

As of December 31, 2023	1,026	193	4	42	5	349	1,619
Cost	1,941	645	165	290	15	1,298	4,354
Accumulated amortization and impairment	(915)	(452)	(161)	(248)	(10)	(949)	(2,735)

During 2023, there were no material changes in estimates related to intangible assets. During 2022 a reversal of impairment as described in Note 11 of US$(77) was recognized.
During 2023, VEON acquired intangible assets in the amount of US$33 (2022: US$266), which were not yet paid for as of year-end.
GOODWILL
During the year, the movement in goodwill for the Group, per CGU, consisted of the following:

CGU*	December 31, 2023	Translation adjustment	December 31, 2022

Pakistan	179	(44)	223
Kazakhstan	129	2	127
Ukraine	10	—	10
Uzbekistan	31	(3)	34

Total	349	(45)	394
* There is no goodwill allocated to the CGUs of Bangladesh, or Kyrgyzstan.

CGU*	December 31, 2022	Translation adjustment	Addition	Reclassification as held for sale	December 31, 2021

Russia	—	—	—	(1,084)	1,084
Pakistan	223	(64)	—	—	287
Kazakhstan	127	(9)	—	—	136
Ukraine	10	—	10	—	—
Uzbekistan	34	(1)	—	—	35

Total	394	(74)	10	(1,084)	1,542
* There is no goodwill allocated to the CGUs of Bangladesh or Kyrgyzstan

COMMITMENTS
Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2023	2022

Less than 1 year	9	13

Total commitments	9	13

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

			Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2023	2022

VEON Amsterdam B.V.	Netherlands	Holding	100.0%	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%	100.0%
PJSC VimpelCom*	Russia	Operating	—%	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%	100.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%	100.0%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%	99.6%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%	100.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%	100.0%

* Until the date of sale of Russia on October 9, 2023, the Group had concluded that it controls VimpelCom, see ‘Significant accounting judgements’ below for further details.
** Based on the development with respect to the freezing of VEON’s corporate rights in Kyivstar as discussed in Note 1, VEON assessed whether the court order and subsequent motions result in an event that VEON has lost control over Kyivstar and concluded that, under the requirements of relevant reporting standards, VEON continues to control Kyivstar and as such, will continue to consolidate Kyivstar in these financial statements.
Certain of the Group’s subsidiaries are subject to restrictions that impact their ability to distribute dividends. For example, the Group faces certain restrictions from paying dividends where it is subject to withholding tax, primarily in Pakistan, Kazakhstan and Uzbekistan. The total amount of dividend restrictions amounts to US$254 (2022: US$229).

MATERIAL PARTLY-OWNED SUBSIDIARIES

Financial information of subsidiaries that have material non-controlling interests (“NCIs”) is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit / (loss) attributable to material NCIs
Name of significant subsidiary	2023	2022	2023	2022	2023	2022

LLP “KaR-Tel” (“KaR-Tel”)	25.0%	25.0%	94	85	50	31
Omnium Telecom Algérie S.p.A. (“OTA”)	—%	—%	—	—	—	21

The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 is detailed below.

Summarized income statement

	KaR-Tel
	2023	2022	2021

Operating revenue	692	571	529
Operating expenses	(423)	(403)	(370)
Other (expenses) / income	(11)	(12)	(9)
Profit / (loss) before tax	258	156	150
Income tax expense	(57)	(33)	(32)
Profit / (loss) for the year	201	123	118

Total comprehensive income / (loss)	201	123	118
Attributed to NCIs	50	31	29

Summarized statement of financial position

	KaR-Tel
	2023	2022

Property and equipment	455	327
Intangible assets	188	178
Other non-current assets	37	39
Trade and other receivables	39	34
Cash and cash equivalents	68	43
Other current assets	24	27
Debt and derivatives	(210)	(97)
Provisions	(10)	(9)
Other liabilities	(216)	(204)

Total equity	375	338

Attributed to:
Equity holders of the parent	281	253
Non-controlling interests	94	85

Summarized statement of cash flows

	KaR-Tel
	2023	2022	2021

Net operating cash flows	308	243	231
Net investing cash flows	(117)	(127)	(106)
Net financing cash flows	(166)	(117)	(114)
Net foreign exchange difference	—	(3)	(1)
Net increase / (decrease) in cash equivalents	25	(4)	10

SIGNIFICANT ACCOUNTING JUDGEMENTS
Control over subsidiaries
Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. In certain circumstances, significant judgement is required to assess if the Company is deemed to have control over entities where the Company’s ownership interest does not exceed 50%.

FINANCING ACTIVITIES OF THE GROUP

15    OTHER NON-OPERATING GAIN / (LOSS), NET
Other non-operating gains / (losses), net consisted of the following for the years ended December 31:

	2023	2022	2021*

Ineffective portion of hedging activities	—	—	3
Change of fair value of other derivatives	(1)	10	(4)
Gain from money market funds	75	29	7
Loss from other financial assets	(48)	—	—
Other (losses) / gains	(6)	(30)	20
Other non-operating gain / (loss), net	20	9	26
*Prior year comparative for the year ended December 31, 2021 is adjusted following the classification of Russia as a discontinued operation (see Note 10).
Included in ‘Other gains / (losses)’ in 2021 is a gain of US$21 related to the fair value adjustment of Shop-up and a US$3 write off of certain payables.
The Loss from other financial assets relates to impairment of receivable with respect to repurchase of VEON Holdings debt. Refer to Note 16.

16    INVESTMENTS, DEBT AND DERIVATIVES
INVESTMENTS AND DERIVATIVES
The Company holds the following investments and derivatives assets as of December 31:

	Carrying value
	2023	2022

At fair value
Other investments	41	58
	41	58

At amortized cost
Security deposits and cash collateral	103	63
Bank deposits	3	—
Other investments	339	70
	445	133

Total investments and derivatives	486	191
Non-current	53	71
Current	433	120

Security deposits and cash collateral
Security deposits and cash collateral at amortized cost mainly consist of restricted bank deposits of US$39 (2022: US$49) and restricted cash of US$57 (2022: US$7) at our banking operations in Pakistan and our operating company in Ukraine, respectively.
Other Investments
Other investments at fair value are measured at fair value through other comprehensive income and relate to investments held in Pakistan US$11 (2022: US$21) and Bangladesh US$30 (2022: US$37).
Other investments at amortized cost include a US$64 (2022: US$54) loan granted by VIP Kazakhstan Holdings to minority shareholder Crowell Investments Limited, US$150 (2022: Nil) sovereign bonds held by our operating company in Ukraine, US$72 (2022: Nil) deferred receivable from sale of Russia and US$26 (2022: Nil) short term lending at our banking operations in Pakistan.

DEBT AND DERIVATIVES
The Company holds the following outstanding debt and derivatives liabilities as of December 31:

	Carrying value
	2023	2022

At fair value
Derivatives not designated as hedges	1	—
	1	—

At amortized cost
Borrowing, of which	3,708	6,670
i) Principal amount outstanding	3,560	6,670
ii) Other Borrowings	148	—
Interest accrued	83	102
Discounts, unamortized fees, hedge basis adjustment	(6)	(8)
Bank loans and bonds	3,785	6,764

Lease liabilities	977	806
Other financial liabilities	393	610
	5,155	8,180

Total debt and derivatives	5,156	8,180
Non-current	3,464	5,336
Current	1,692	2,844

Other borrowings includes long-term capex accounts payables US$88 (2022: Nil), deferred consideration of US$72 (2022: Nil) related to the sale of Russian operations and its related foreign currency exchange gain of US$12 (2022: Nil).
Bank loans and bonds
The Company had the following principal amounts outstanding for interest-bearing loans and bonds at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2023	2022

VEON Holdings B.V.	Notes	None	USD	5.95%	2023	—	529
VEON Holdings B.V.	Revolving Credit Facility	None	USD	SOFR + 1.50%	2024	692	692
VEON Holdings B.V.	Notes	None	USD	7.25%	2023	—	700
VEON Holdings B.V.	Revolving Credit Facility	None	USD	SOFR + 1.50%	2024	363	363
VEON Holdings B.V.	Notes	None	USD	4.95%	2024	—	533
VEON Holdings B.V.	Notes	None	USD	4.00%	2025	556	1,000
VEON Holdings B.V.	Notes	None	RUB	6.30%	2025	102	284
VEON Holdings B.V.	Notes	None	RUB	6.50%	2025	37	143
VEON Holdings B.V.	Notes	None	RUB	8.13%	2026	15	284
VEON Holdings B.V.	Notes	None	USD	3.38%	2027	1,093	1,250
PMCL	Loan	None	PKR	6M KIBOR + 0.55%	2026	128	212
PMCL	Loan	None	PKR	6M KIBOR + 0.55%	2028	53	66
PMCL	Loan	None	PKR	3M KIBOR + 0.60%	2031	178	221
PMCL	Loan	None	PKR	6M KIBOR +0.60%	2032	142	132
PJSC Kyivstar	Loan	None	UAH	10.15% to 11.00%	2023-2025	—	59
Banglalink	Loan	None	BDT	Average bank deposit rate + 4.25%	2027	81	110
Banglalink	Loan	None	BDT	7.00% to 12.00%	2028	46	—
KaR-Tel	Loan	None	KZT	17.75% - 18.50%	2026	22	—
Unitel LLC	Loan	None	UZS	20%	2025	12	—

	Other bank loans and bonds					187	92

	Total bank loans and bonds					3,707	6,670

SIGNIFICANT CHANGES IN DEBT AND DERIVATIVES
Reconciliation of cash flows from financing activities

	Bank loans and bonds	Lease liabilities	Total

Balance as of January 1, 2022	7,666	2,667	10,333

Cash flows
Proceeds from borrowings, net of fees paid	2,087	—	2,087
Repayment of debt	(1,479)	(140)	(1,619)
Interest paid	(419)	(70)	(489)

Non-cash movements
Interest and fee accruals	400	64	464
Lease additions, disposals, impairment and modifications	—	583	583
Held for sale	(10)	(2,134)	(2,144)
Foreign currency translation	(416)	(155)	(571)
Reclassification related to bank loans and bonds	(1,064)	—	(1,064)
Other non-cash movements	(1)	(9)	(10)

Balance as of December 31, 2022	6,764	806	7,570

Cash flows
Proceeds from borrowings, net of fees paid	194	—	194
Repayment of debt	(964)	(147)	(1,111)
Interest paid	(370)	(119)	(489)

Non-cash movements
Interest and fee accruals	355	112	467
Lease additions, disposals, impairment and modifications	171	430	601
Foreign currency translation	(276)	(77)	(353)
Reclassification related to bank loans and bonds *	(2,064)	—	(2,064)
Other non-cash movements	(25)	(28)	(53)

Balance as of December 31, 2023	3,785	977	4,762
*This primarily relates to the purchase of VEON group debt, refer to discussion below.
FINANCING ACTIVITIES 2023
VEON’s Scheme of arrangement
Following the announcement made by VEON on November 24, 2022 to launch a scheme of arrangement to extend the maturity of the 2023 Notes (the 5.95% notes due February 2023 and 7.25% notes due April 2023), the initial proposed scheme was amended on January 11, 2023 and on January 24, 2023, the Scheme Meeting was held and the amended Scheme was approved by 97.59% of the Scheme creditors present and voting.
On January 30, 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of VEON Holdings’ 2023 Notes (the “Order”). On January 31, 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies. The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes would be amended to October and December 2023, respectively.
On April 3, 2023, VEON announced that each of the conditions had been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders were entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right was granted requiring VEON Holdings to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the 2023 Put Option. The aggregate put option premium paid was US$9. The 2023 Put Option was settled on April 26, 2023. The remaining October 2023 notes were repaid at maturity including an amendment fee of US$1. The notes maturing in December 2023 were called earlier and repaid on September 27, 2023, including an amendment fee of US$1. For further details, refer to further discussion in Note 16.
Purchase of VEON Group Debt

During the year ended December 31, 2023, VimpelCom independently purchased US$2,140 equivalent of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. Upon such purchase by VimpelCom, these Notes were reclassified to intercompany debt with an equivalent reduction in gross debt for VEON Group. Out of these Notes, US$1,576 equivalent Notes were offset against the purchase price and any notes outstanding at closing were transferred to a wholly owned subsidiary of VEON Holdings B.V. and US$406 equivalent Notes were settled at maturity, while US$72 equivalent of VEON Holding B.V. Notes were held by VimpelCom as deferred consideration pending the receipt of an amended OFAC license. Upon receipt of the license, these remaining US$72 equivalent Notes were transferred to the wholly owned subsidiary of VEON Holdings B.V. to offset the remaining deferred purchase price for VimpelCom. This was completed early July 2024. As of December 31, 2023, US$1,005 of the notes transferred to Unitel LLC (wholly owned subsidiary) remained outstanding.
VEON US$1,250 multi-currency revolving credit facility agreement
On April 20, 2023, and May 30, 2023, the outstanding amounts under our RCF facility were rolled over until October 2023 for US$692 and November 2023 for US$363. These outstanding amounts were further rolled over until January 2024 for US$692 and February 2024 for US$363. We subsequently repaid and canceled our RCF facility in March 2024.
Ukraine prepayment
In 2023, Kyivstar fully prepaid all of its remaining external debt which included a UAH 1,400 million (US$38) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21).
Pakistan Mobile Communication Limited ("PMCL") syndicated credit facility
PMCL fully utilized the remaining PKR 10 billion (US$41) under its existing PKR 40 billion (US$164) facility through drawdowns in January and April 2023.
Banglalink Digital Communications Ltd. ("BDCL") syndicated credit facility
BDCL utilized BDT 5 billion (US$45) out of new syndicated credit facility of BDT 8 billion (US$73) during November 2023. The tenor of the facility is five years.
KaR-Tel Limited Liability Partnership credit facility
KaR-Tel Limited Liability Partnership ("KaR-Tel") utilized KZT 9.8 billion (US$22) from the bilateral credit facility with ForteBank JSC during the period of September to December 2023. Through a deed of amendment signed in February 2024, the maturity of the facility was extended to November 2026 and facility amount enhanced to KZT 15 billion from KZT 10 billion.
Repayment of VEON Holdings 5.95% Senior Notes
On October 13, 2023 VEON Holdings repaid its outstanding 5.95% Senior Notes amounting to US$39 at their maturity date.
Early redemption of VEON Holdings 2023 and 2024 Notes
On September 13, 2023, VEON issued two redemption notices for the early repayment of VEON Holdings B.V.’s bonds maturing in December 2023 and June 2024. On September 27, 2023 VEON redeemed US$243 senior notes held by external noteholders and on October 04, 2023 redeemed US$406 senior notes held by VimpelCom.
FINANCING ACTIVITIES 2022
VEON US$ bond repayment
In February 2022, VEON Holdings B.V. repaid its 7.50% Notes of US$417 originally maturing in March 2022.
VTB Bank loan

In February 2022, VEON Holdings B.V. prepaid RUB 30 billion (US$396) of outstanding loans to VTB Bank originally maturing in July 2025.

In February 2022, VEON Finance Ireland DAC signed a RUB 30 billion (US$400) Term Facility Agreement with VTB Bank with a floating rate. This facility was guaranteed by VEON Holding B.V. and had a maturity of February 2029. The proceeds from this facility were used for general corporate purposes, including the financing of intercompany loans to VimpelCom. In March 2022, VEON Finance Ireland DAC prepaid its RUB 30 billion (US$259) term loan facility with VTB Bank in accordance with its terms, and the facility was canceled.

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

In March 2022, Alfa Bank (US$125 commitment) and Raiffeisen Bank Russia (US$70 commitment) notified the agent under the RCF that as a result of new Russian regulatory requirements following a presidential decree, they could no longer participate in the RCF. As a result, their available commitments were canceled and the total RCF size reduced from US$1,250 to US$1,055. The drawn portion from Alfa Bank (US$43) was subsequently repaid in April 2022 and the drawn portion from Raiffeisen Bank Russia (US$24) was repaid in May 2022.

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

PMCL syndicated credit facility

In March 2022, PMCL fully utilized the remaining PKR 40 billion (US$222) available under its existing credit line.

In April 2022, PMCL signed a PKR 40 billion (US$217) syndicated loan with a 10 year maturity. The drawn amount under the facility is PKR 30 billion (US$156).

VEON Finance Ireland DAC Rub debt novation to VimpelCom

In April 2022, VEON Finance Ireland novated two bank loans, with Sberbank (RUB 45 billion (US$556)) and Alfa Bank (RUB 45 billion (US$556)) totaling RUB 90 billion (US$1,112), to VimpelCom, resulting in the former borrower, VEON Finance Ireland DAC, and the former guarantor, VEON Holdings B.V., having been released from their obligations. VEON recorded the interest expense related to these loans prior to the novation in VEON Finance Ireland DAC which is included within continuing operations. Given that the novation of these loans predated and was independent of the sale of our Russian discontinued operations, VEON deemed it appropriate not to reclassify the interest on these loans prior to the novation date to discontinued operations.

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
VEON entered into a US$1,250 multi-currency revolving credit facility agreement
In March 2021, VEON successfully entered into the RCF. The RCF replaced the revolving credit facility signed in February 2017. The RCF has an initial tenor of three years, with VEON having the right to request two-one year extensions, subject to lender consent.
PMCL enters into PKR 20 billion (US$131) loan facilities
In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with MCB Bank as agent and a PKR 5 billion (US$33) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.
VEON increases facility with Alfa Bank
In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396) bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche had a five years term. In April 2021, the proceeds from Alfa Bank’s new tranche of RUB15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.
PMCL secures syndicated credit facility
In June 2021, PMCL secured a PKR 50 billion (US$320) syndicated credit facility from a banking consortium led by Habib Bank Limited. This ten years facility is used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.

Global Medium Term Note Program
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
Loan agreement Alfa Bank
In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$612) Term Facilities Agreement with Alfa Bank which includes a RUB 30 billion (US$408) fixed rate tranche and a RUB 15 billion (US$204) floating rate tranche, both with a maturity date of December 2026. The facilities were guaranteed by VEON Holdings B.V. The proceeds from the Alfa Bank facilities have been used to finance intercompany loans to VimpelCom.
Loan agreement Sberbank
In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$611) Term Facility Agreement with Sberbank with a floating rate. The maturity date of the facility was December 2026, and it was guaranteed by VEON Holdings B.V. The proceeds from the Sberbank facility were used to finance an intercompany loan to VimpelCom.
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

FAIR VALUES
As of December 31, 2023, the carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table at the beginning of this Note 16, with the exception of:

•'Bank loans and bonds, including interest accrued', for which the fair value is equal to US$3,333 (2022: US$5,847); and
•'Lease liabilities', for which fair value has not been determined.

As of December 31, 2023 and December 31, 2022, all of the Group's financial instruments carried at fair value in the statement of financial position were measured based on Level 2 inputs, except for the Contingent consideration, for which fair value is classified as Level 3.
All movements in Contingent consideration in the years ended December 31, 2023 and 2022 relate to changes in fair value, which are unrealized, and are recorded in “Other non-operating gain / (loss), net” within the consolidated income statement.
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
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the years ended December 31, 2023 and 2022, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements with the exception in 2022 of our RUB denominated bonds for which quoted market prices were not available due to the ongoing war between Russia and Ukraine.
Impact of hedge accounting on equity
The below table sets out the reconciliation of each component of equity and the analysis of other comprehensive income (all of which are attributable to the equity owners of the parent):

Foreign currency translation reserve
As of January 1, 2022	(8,933)
Foreign currency revaluation of the foreign operations	125
As of December 31, 2022	(8,808)
Transfer from OCI to income statement on disposal of subsidiary	3,384
Reclassification of net investment hedge	30
Other comprehensive (loss)	(596)
As of December 31, 2023	(5,990)

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
Derivative contracts
VEON enters into derivative contracts, including swaps and forward contracts, to manage certain foreign currency and interest rate exposures when necessary and available. Any derivative instruments for which no hedge accounting is applied are recorded at fair value with any fair value changes recognized directly in profit or loss. Although some of the derivatives entered into by the Company have not been designated in hedge accounting relationships, they act as economic hedges and offset the underlying transactions when they occur. There have been no derivatives in hedge accounting relationships during 2023.
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
Fair value of financial instruments

All financial assets and liabilities are measured at amortized cost, except those which are measured at fair value as presented within this Note 16.
Where the fair value of financial assets and liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flows models. The inputs to these models are taken from observable markets, but when this is not possible, a degree of judgement is required in establishing fair values. The judgements include considerations regarding inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
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
The Company continuously assesses whether a revision of lease terms is required due to a change in management judgement regarding, for example, the exercise of extension and/or termination options. When determining whether an extension option is not reasonably certain to be exercised, VEON considers all relevant facts and circumstances that creates an economic incentive to exercise the extension option, or not to exercise a termination option, such as strategic plans, future technology changes, and various economic costs and penalties.

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
Cash and cash equivalents consisted of the following items as of December 31:

	2023	2022

Cash and cash equivalents at banks and on hand	448	928
Cash equivalents with original maturity of less than three months	1,454	2,179
Cash and cash equivalents, as presented in the consolidated statement of cash flows*	1,902	3,107
* Cash and cash equivalents include an amount of US$165 relating to banking operations in Pakistan, which does not include customer deposits that are part of ‘Trade and other payables’ of US$426.
Cash at banks earns interest based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of December 31, 2023, US$151(2022: US$125) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.

Cash balances include investments in money market funds of US$1,175 (2022: US$1,950), which are carried at fair value through profit or loss with gains presented within ‘Other non-operating gain / (loss)’ within the consolidated income statement.
The overdrawn accounts are presented as debt and derivatives within the statement of financial position. At the same time, because the overdrawn accounts are part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows. Refer to Note 24 for further discussion on the Company’s liquidity position.

18    FINANCIAL RISK MANAGEMENT
The Group’s principal financial liabilities consist of loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, cash and short-term deposits that are derived directly from its operations.
The Group is exposed to market risk, credit risk and liquidity risk. The Company’s Board of Directors manages these risks with support of the treasury function, who proposes the appropriate financial risk governance framework for the Group, identifies and measures financial risks and suggests mitigating actions. The Company’s Board of Directors, approves the financial risk management framework and oversees its enforcement.
INTEREST RATE RISK
The Company is exposed to the risk of changes in market interest rates primarily due to its long-term debt obligations. The Company manages its interest rate risk exposure through a portfolio of fixed and variable rate borrowings.
As of December 31, 2023, approximately 54% of the Company’s borrowings are at a fixed rate of interest (2022: 72%).
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
Foreign currency sensitivity
The following table demonstrates the sensitivity to a possible change in exchange rates against the U.S. dollar with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including foreign currency derivatives). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Effect on profit / (loss) before tax
Change in foreign exchange rate against US$	10% depreciation	10% appreciation

2023
Russian Ruble	14	(16)
Bangladeshi Taka	(30)	33
Pakistani Rupee	(13)	15
Ukrainian Hryvnia	(2)	2
Other currencies (net)	(3)	3

2022
Russian Ruble	(5)	6
Bangladeshi Taka	(34)	37
Pakistani Rupee	(15)	17
Ukrainian Hryvnia	(1)	1
Other currencies (net)	(1)	1

CREDIT RISK
The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 17 for further information on restrictions on cash balances.
Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. VEON’s credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2023 and 2022, and accordingly not giving rise to credit risk. For postpaid services, in certain circumstances, VEON requires deposits as collateral for airtime usage. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms.
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
The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2023 and 2022 is the carrying amount as illustrated in Note 5, Note 16, Note 17 and within this Note 18.

LIQUIDITY RISK
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bonds, bank overdrafts, bank loans and lease contracts. The Company’s policy is to create a balanced debt maturity profile. As of December 31, 2023, 32% of the Company’s debt (2022: 37%) will mature in less than one year based on the carrying value of bank loans, bonds and other borrowings reflected in the financial statements. The Company has sufficient HQ liquidity to meets its HQ maturities and local market access to address local maturities and on that basis. The Company has taken this into considerations when it assessed the concentration of risk with respect to refinancing its debt and concluded it to be low except for the additional risks identified in Note 24.

Available facilities
The Company had the following available facilities as of December 31:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2023
KaR-Tel LLP - Term Facility	Nov 2026	KZT 15,000	KZT 9,800	KZT 5,200	33	22	11
Banglalink Digital Communications Ltd - Term Facility	May 2024	BDT 8,000	BDT 5,000	BDT 3,000	73	46	27

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2022
PMCL - Term Facility	Apr 2023	PKR 40,000	PKR 30,000	PKR 10,000	176	132	44

*During 2022, Revolving credit facility amount reduced to US$1,055.

Maturity profile
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2023 and 2022, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 16 as the below table includes both undiscounted principal amounts and interest while the carrying amounts are measured using the effective interest rate method.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2023
Bank loans and bonds	1,433	1,391	1,416	237	4,477
Lease liabilities	150	497	356	514	1,517
Derivative financial liabilities
Gross cash inflows	(14)	—	—	—	(14)
Gross cash outflows	16	—	—	—	16
Trade and other payables	1,200	—	—	—	1,200
Other financial liabilities	137	203	87	66	493
Total financial liabilities	2,922	2,091	1,859	817	7,689

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2022
Bank loans and bonds	2,796	2,671	2,013	351	7,831
Lease liabilities	95	423	327	402	1,247
Trade and other payables	1,087	—	—	—	1,087
Other financial liabilities	176	322	142	52	692
Total financial liabilities	4,154	3,416	2,482	805	10,857

CAPITAL MANAGEMENT
The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios, so as to help facilitate access to debt and capital markets and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic or political conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. In September 2019, VEON announced a dividend policy that targets paying at least 50% of prior year Equity Free Cash Flow after licenses so long as the Company’s Net Debt to Adjusted EBITDA ratio would remain below 2.4x. See the paragraph below for more information on how the Company’s Net Debt to Adjusted EBITDA ratio is calculated. Dividend payments remain subject to the review by the Company’s Board of Directors of medium-term investment opportunities and the Company’s capital structure. For the years ended December 31, 2023, 2022 and 2021, we did not pay a dividend. There were no changes made in the Company’s objectives, policies or processes for managing capital during 2023, however as a result of the unstable environment we put more emphasis on safeguarding liquidity and also counterparty risk management in light of the high cash balances. Despite the resilient performance of its underlying operating companies, the Company’s ability to upstream cash for debt service has been impaired by currency and capital controls in its major markets, and due to other geopolitical and foreign exchange pressures effecting emerging markets more generally. Furthermore, the ongoing war between Russia and Ukraine and the developments since February 2022 with respect to sanctions laws and regulations have resulted in unprecedented challenges for the Company, limiting access to the international debt capital markets in which the Company has traditionally refinanced maturing debt, which has hampered its ability to refinance its indebtedness. The Company has sold its Russian Operations and implemented the Scheme to manage certain of its indebtedness and to help address the unprecedented challenges the Group faced.in relation to its capital management.

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
Further, this ratio is included as a financial covenant in certain credit facilities of the Company. Under these credit facilities, the Company is required to maintain the Net Debt to Adjusted EBITDA ratio at or below the level agreed in such facility. The Company has not breached any financial or non-financial covenants during the period covered by these financial statements.

19    ISSUED CAPITAL AND RESERVES
The following table details the common shares of the Company as of December 31:

	2023	2022

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 766,350 (2022: 3,374,459) shares held by a subsidiary of the Company*	1,756,731,135	1,756,731,135

*Refer to Note 22 for further details.
The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. All issued shares are fully paid-up.
Subsequent to December 31, 2023, the VEON Ltd. Board of Directors approved the issuance of 92,459,532 of its authorized but unissued ordinary shares. As a result of the issuance, VEON will have 1,849,190,667 issued and outstanding ordinary shares. Refer to Note 23 for further details.
As of December 31, 2023, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Number of common shares	% of common and voting shares

L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Lingotto Investment Management LLP	131,068,288	7.5%
Shah Capital Management Inc.	124,831,975	7.1%
Free Float, including 766,350 shares held by a subsidiary of the Company	514,258,309	29.2%
Total outstanding common shares	1,756,731,135	100.0%

* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne (“Conditions of Administration”) in connection with the transfer of 145,947,562 common shares from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association.
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
The following table sets forth the computation of basic and diluted earnings per share for continuing operations, for the years ended December 31:

Continuing operations	2023	2022	2021
(In millions of U.S. dollars, except per share amounts)

Numerator:
Profit for the period attributable to the owners of the parent	307	656	75

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,756	1,756	1,756
Denominator for diluted earnings per share (in millions)	1,782	1,782	1,782

Basic earnings per share	$0.17	$0.37	$0.04
Diluted earnings per share	$0.17	$0.37	$0.04

The following table sets forth the computation of basic and diluted earnings per share for discontinued operations, for the years ended December 31:

Discontinued operations	2023	2022	2021

(In millions of U.S. dollars, except per share amounts)

Numerator:
(Loss) / profit for the period attributable to the owners of the parent	(2,835)	(818)	599

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,756	1,756	1,756
Denominator for diluted earnings per share (in millions)	1,782	1,782	1,782

Basic (loss) / earnings per share	($1.61)	($0.46)	$0.34
Diluted (loss) / earnings per share	($1.61)	($0.46)	$0.34

21    DIVIDENDS PAID AND PROPOSED
Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that
(a)VEON is, or would after the payment be, unable to pay its liabilities as they become due, or
(b)the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.
There were no dividends declared by VEON in respect of the years 2023, 2022 and 2021.
DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS
During 2023, 2022 and 2021, certain subsidiaries of the Company declared dividends, of which a portion was paid or payable to non-controlling interests as shown in the table below:

Name of subsidiary	2023	2022	2021

Omnium Telecom Algeria S.p.A	—	—	44
VIP Kazakhstan Holding AG	30	—	27
TNS Plus LLP	15	11	8
Other	—	3	10
Total dividends declared to non-controlling interests	45	14	89

ADDITIONAL INFORMATION
22    RELATED PARTIES
As of December 31, 2023, the Company has no ultimate controlling shareholder. See also Note 19 for details regarding ownership structure.

COMPENSATION TO BOARD OF DIRECTORS AND SENIOR MANAGERS OF THE COMPANY
The following table sets forth the total compensation to our Board of Directors, Group Chief Executive Officer, Group Chief Financial Officer and Group General Counsel, who are considered to be key management personnel of the Company, as defined by IAS 24, Related Party Disclosures:

	2023	2022	2021

Short-term employee benefits	11	21	39
Share-based payment*	11	9	9
Termination benefits	—	—	7
Total compensation to the Board of Directors and senior management**	22	30	55

*Share-based payment represents the expense under the Deferred Share Plan, Short-Term Incentive Plan and Long Term Incentive Plans, see further details below.

** The number of directors and senior managers vary from year to year. The group of individuals we consider to be senior managers has changed in recent years, including in 2022, a determination that the chief executive officers of our operating companies should no longer be classified as senior managers and in 2023 the reduction in the Group Executive Committee. As a result, for 2023 reporting, we have changed the total compensation perimeter for the Board of Directors and senior managers to reflect this internal view. Total compensation paid to the Board of Directors and senior management approximates the amount charged in the consolidated income statement for that year with the exception of the share-based payment in 2023, 2022 and 2021.

Under the Company’s bye-laws, the Board of Directors of the Company established a Remuneration and Governance Committee, which has the overall responsibility for approving and evaluating the compensation and benefit plans, policies and programs of the Company’s directors, officers and employees and for supervising the administration of the Company’s equity incentive plans and other compensation and incentive programs.
Compensation of Group Executive Committee
The following table sets forth the total remuneration expense to the Group Executive Committee for the periods indicated (gross amounts in whole euro and whole US$ equivalents). For further details on compensation and changes to the Board of Directors and Group Executive Committee, please refer to the Explanatory notes below.

In whole euros	Kaan Terzioglu	Serkan Okandan	Joop Brakenhoff	Omiyinka Doris	Victor Biryukov	Michael Schulz	Dmitry Shvets	Matthieu Galvani	Alex Bolis
	Group CEO	Group CFO*	Group Chief Internal Audit & Compliance Officer***	Group General Counsel**	Group Head of Corporate Development**	Former Group Chief People Officer****	Former Group Head of Portfolio Management****	Former Chief Corporate Affairs Officer****	Former Group Head of Corporate Development, Communications and Investor Relations****
2023
Short-term employee benefits
Base salary	1,323,000	432,000	684,000	606,667	—	—	—	—	—
Annual incentive	1,082,977	489,995	393,867	368,318	—	—	—	—	—
Other	205,350	406,458	211,263	105,885	—	—	—	—	—
Long-term employee benefits	—	—	—	—	—	—	—	—	—
Share-based payments	4,644,506	1,440,358	1,282,110	662,974	—	—	—	—	—
Termination benefits	—	—	—	—	—	—	—	—	—
Total remuneration expense	7,255,833	2,768,811	2,571,240	1,743,844	—	—	—	—	—

2022
Short-term employee benefits
Base salary	1,323,000	1,296,000	540,000	77,583	645,865	565,000	647,070	150,000	187,500
Annual incentive	1,035,891	712,800	297,000	52,644	343,556	310,750	350,585	83,178	204,555
Other	205,350	1,806,342	542,362	11,550	814,770	500,205	693,232	—	366,168
Long-term employee benefits	—	—	—	—	—	—	—	—	—
Share-based payments	3,392,793	981,490	654,502	—	105,710	482,768	436,981	36,434	187,704
Termination benefits	—	—	—	—	—	—	—	—	—
Total remuneration expense	5,957,034	4,796,632	2,033,864	141,777	1,909,901	1,858,723	2,127,868	269,612	945,927

* Mr. Okandan remained a GEC member until April 30, 2023.
** Ms. Doris was appointed as Group General Counsel on June 1, 2023.
*** Mr. Brakenhoff was appointed as Group Chief Financial Officer on May 1, 2023.
**** Refer to Changes to Group Executive Committee for further details.

In whole US dollars	Kaan Terzioglu	Serkan Okandan	Joop Brakenhoff	Omiyinka Doris	Victor Biryukov	Michael Schulz	Dmitry Shvets	Matthieu Galvani	Alex Bolis
	Group CEO	Group CFO*	Group Chief Internal Audit & Compliance Officer***	Group General Counsel**	Group Head of Corporate Development**	Former Group Chief People Officer****	Former Group Head of Portfolio Management****	Former Chief Corporate Affairs Officer****	Former Group Head of Corporate Development, Communications and Investor Relations****
2023
Short-term employee benefits
Base salary	1,430,580	467,128	739,619	655,998	—	—	—	—	—
Annual incentive	1,171,039	529,839	425,894	398,268	—	—	—	—	—
Other	222,048	439,509	228,442	114,495	—	—	—	—	—
Long-term employee benefits	—	—	—	—	—	—	—	—	—
Share-based payments	5,022,173	1,557,481	1,386,365	716,884	—	—	—	—	—
Termination benefits	—	—	—	—	—	—	—	—	—
Total remuneration expense	7,845,840	2,993,957	2,780,320	1,885,645	—	—	—	—	—

2022
Short-term employee benefits
Base salary	1,390,582	1,362,203	567,585	81,546	678,869	593,862	680,135	157,662	197,078
Annual incentive	1,088,807	749,212	312,172	55,333	361,112	326,624	368,500	87,427	215,004
Other	215,840	1,898,615	570,067	12,140	856,404	525,757	728,656	—	384,873
Long-term employee benefits	—	—	—	—	—	—	—	—	—
Share-based payments	3,566,105	1,031,627	687,936	—	111,111	507,429	459,310	38,296	197,292
Termination benefits	—	—	—	—	—	—	—	—	—
Total remuneration expense	6,261,334	5,041,657	2,137,760	149,019	2,007,496	1,953,672	2,236,601	283,385	994,247

* Mr. Okandan remained a GEC member until April 30, 2023.
** Ms. Doris was appointed as Group General Counsel on June 1, 2023.
*** Mr. Brakenhoff was appointed as Group Chief Financial Officer on May 1, 2023.
**** Refer to Changes to Group Executive Committee for further details. .
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
Share-based payment expense relates to amounts related to the share portion of the short-term incentive plan, long-term incentive plan and the deferred share plan, see below for further details.
Changes in Group Executive Committee
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
On June 30, 2022, Alex Bolis stepped down from the role of Group Head of Corporate Development, Communications and Investor Relations.
On October 1, 2022, Matthieu Galvani was appointed Chief Corporate Affairs Officer.
On November 1, 2022, Omiyinka Doris was appointed Acting Group General Counsel.
On March 15, 2023, VEON announced the appointment of Joop Brakenhoff as Group Chief Financial Officer (CFO), effective from May 1, 2023. Mr. Brakenhoff replaced Serkan Okandan whose three-year contract as Group CFO expired at the end of April 2023. Mr. Okandan continued to serve VEON as a special advisor to the Group CEO and CFO.
On June 16, 2023, VEON announced that Omiyinka Doris has been appointed Group General Counsel in a permanent capacity, effective June 1, 2023, and will continue as a member of the GEC.
On July 19, 2023, VEON announced that Group Head of Portfolio Management, Dmitry Shvets, Group Chief People Officer, Michael Schulz and Group Chief Corporate Affairs Officer, Matthieu Galvani will be stepping down from their executive roles effective October 1, 2023. VEON’s GEC will comprise 3 members: Kaan Terzioglu as Group Chief Executive Officer; Joop Brakenhoff as Group Chief Financial Officer; and A. Omiyinka Doris as Group General Counsel, with a flatter Group leadership team structure.
Compensation of Board of Directors
The following table sets forth the total remuneration expense to the members of the Board of Directors for the periods indicated (gross amounts in whole euro and whole U.S. dollar equivalents). For details on changes in Board of Directors, please refer to explanations below:

	Retainer		Committees		Other compensation		Total
In whole euros	2023	2022	2023	2022	2023	2022	2023	2022

Hans-Holger Albrecht	175,000	483,078	95,000	190,558	177,194	1,184,142	447,194	1,857,778
Yaroslav Glazunov	350,000	281,250	47,500	80,000	177,194	—	574,694	361,250
Andrei Gusev	350,000	281,250	30,000	52,500	177,194	500,000	557,194	833,750
Gunnar Holt	450,000	625,000	—	68,750	577,194	—	1,027,194	693,750
Irene Shvakman	175,000	350,000	35,000	55,000	177,194	—	387,194	405,000
Vasily Sidorov	175,000	350,000	35,000	123,750	177,194	—	387,194	473,750
Michiel Soeting	350,000	277,083	79,138	57,083	177,194	—	606,332	334,166
Karen Linehan	350,000	342,289	35,000	53,899	—	—	385,000	396,188
Augie Fabela	350,000	175,000	52,500	57,500	177,194	—	579,694	232,500
Morten Lundal	525,000	175,000	41,638	42,500	177,194	—	743,832	217,500
Stan Miller	175,000	175,000	35,000	30,000	177,194	—	387,194	205,000
Mikhail Fridman	—	12,500	—	—	—	—	—	12,500
Leonid Boguslavsky	—	175,000	—	12,500	—	—	—	187,500
Gennady Gazin	—	387,500	—	62,500	—	1,566,303	—	2,016,303
Sergi Herrero	—	175,000	—	12,500	—	—	—	187,500
Robert Jan van de Kraats	—	65,860	—	23,522	—	—	—	89,382
Total compensation	3,425,000	4,330,810	485,776	922,562	2,171,940	3,250,445	6,082,716	8,503,817

	Retainer		Committees		Other compensation		Total
In whole US dollars	2023	2022	2023	2022	2023	2022	2023	2022

Hans-Holger Albrecht	189,228	507,763	102,723	200,296	191,600	1,244,652	483,551	1,952,711
Yaroslav Glazunov	378,455	295,622	51,362	84,088	191,600	—	621,417	379,710
Andrei Gusev	378,455	295,622	32,439	55,183	191,600	525,550	602,494	876,355
Gunnar Holt	486,585	656,938	—	72,263	624,120	—	1,110,705	729,201
Irene Shvakman	189,228	367,885	37,846	57,810	191,600	—	418,674	425,695
Vasily Sidorov	189,228	367,885	37,846	130,074	191,600	—	418,674	497,959
Michiel Soeting	378,455	291,242	85,572	60,000	191,600	—	655,627	351,242
Karen Linehan	378,455	359,780	37,846	56,653	—	—	416,301	416,433
Augie Fabela	378,455	183,943	56,768	60,438	191,600	—	626,823	244,381
Morten Lundal	567,683	183,943	45,023	44,672	191,600	—	804,306	228,615
Stan Miller	189,228	183,943	37,846	31,533	191,600	—	418,674	215,476
Mikhail Fridman	—	13,139	—	—	—	—	—	13,139
Leonid Boguslavsky	—	183,943	—	13,139	—	—	—	197,082
Gennady Gazin	—	407,301	—	65,694	—	1,646,342	—	2,119,337
Sergi Herrero	—	183,943	—	13,139	—	—	—	197,082
Robert Jan van de Kraats	—	69,226	—	24,723	—	—	—	93,949
Total compensation	3,703,455	4,552,118	525,271	969,705	2,348,520	3,416,544	6,577,246	8,938,367
Explanatory notes
In 2023, a one-off discretionary equity based award was awarded to the members of the Board of Directors of VEON Ltd. This grant aims to align the interests of the Board members with the long-term success and growth of the company, encouraging their active participation in driving shareholder value and recognizing their extraordinary efforts in supporting the VEON success during a challenging year.
Changes in Board of Directors
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
On May 25, 2022, VEON announced that its Board of Directors and its Nominating and Corporate Governance Committee have recommended eleven individuals for the Board, including eight directors currently serving on the Board and three new members.The Board also announced that Gennady Gazin, Leonid Boguslavsky and Sergi Herrero did not put themselves up for reelection.
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
In July 2023, the Board elected Morten Lundal as the Chair in its first meeting following the 2023 AGM. The Board also changed its committee structure, with the current committees established by the Board of directors being the Audit and Risk Committee and the Remuneration and Governance Committee.
SHARE-BASED PAYMENT
The following table sets forth the total share-based payment expense for the year-ended December 31 in relation to all directors and employees of the Company which represents a broader scope of disclosure than the senior management of the company, whose compensation was detailed above):

	2023	2022	2021

Equity-settled share-based payment expense	18	8	9
Liability-settled share-based payment expense	3	—	—
Total share-based compensation expense	21	8	9

Long-Term Incentive Plan (“LTIP”)
The LTIP is designed to align the material interests of the Company’s senior management with those of the shareholders. LTIP is an equity and cash-settled share-based payment scheme containing a three years vesting period from the date of the grant. The vesting of the share grant is also dependent on the Company’s target shareholder return. The target shareholder return is associated with return on equity taking account of the dividends paid and performance of the Company’s share price against a specified peer group. The determination of whether the targets have been achieved is determined by VEON’s Remuneration and Governance Committee. The following awards were granted during the year ended December 31, 2023:
Fair value is determined using the appropriate pricing model, see below.

	Awards*	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

As of January 01, 2023	23,453,111	$0.52	1.64
Granted	28,348,375	$0.62
Forfeited	(8,893,335)
Vested and settled	—
As of December 31, 2023	42,908,151	$0.65	1.20
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
The fair value of the awards was determined using the Black-Scholes Option Pricing Model with a Monte Carlo simulation to determine the likelihood of the performance condition being satisfied. An expense of US$8 was incurred as of December 31, 2023 (2022: US$1) related to equity-settled awards under this plan. The liability was US$3 (2022: US$Nil) at the end of the reporting period and an expense of US$3 was incurred as of December 31, 2023 (2022: US$Nil) for liability-settled awards under this plan.
The following table sets forth the range of principal assumptions applied by VEON in determining the fair value of share-based payment instruments granted during the year-ended December 31:

Assumptions affecting inputs to fair value models for equity-settled awards and for liability-settled awards for remeasurement as of December 31, 2023	2023 Range
Annual risk-free rates of return and discount rates (%)	2.15% - 2.42%
Long-term dividend yield (%)	—%
Expected life of options (years)	2.00 - 2.76
Volatility of share price (%)	43.68% - 93.92%
Share price (p)*	$0.71 - $0.79
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
Short-Term Incentive Plan (“STI”)
The Company’s STI Scheme was revised to a 50:50 shares:cash scheme effective for the year 2022. It provides cash pay-outs (50%) and share awards (50%) to participating employees based on the achievement of established KPIs over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the financial and operational results (such as total operating revenue, EBITDA and equity free cash flow) of the Company, or the affiliated entity employing the employee, and partially based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. The weight of each KPI is decided on an individual basis.
The cash pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. The share awards is also scheduled to be granted in March of the year following the assessment year and subject to the same active employment condition as the cash payout as well as a two years service vesting periods. Both the cash pay-out of the STI award as well as any share awards granted are dependent upon final approval by the Remuneration and Governance committee.
The cash pay-out is accounted for in accordance with IAS 19, Employee Benefits, while the share award portion is accounted for in accordance with IFRS 2, Share-based payments. The cash bonuses and shared-based compensation expenses are disclosed in the tables above for the GEC, while further information for the share-based portion of STI compensation expense is disclosed below.

	Awards*	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

As of January 01, 2023	—	$—	0
Granted	5,486,625	$0.72
Forfeited	—
Vested and settled	—
As of December 31, 2023	5,486,625	$0.72	0.85
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
The fair value of the awards was determined using the Black-Scholes Option Pricing Model. An expense of US$5 was incurred as of December 31, 2023 (2022: US$1) related to equity-settled awards under this plan.
The following table sets forth the range of principal assumptions applied by VEON in determining the fair value of share-based payment instruments granted during the year-ended December 31:

Assumptions affecting inputs to fair value models for equity-settled awards and for liability-settled awards for remeasurment as of December 31, 2023	2023 Range
Annual risk-free rates of return and discount rates (%)	2.11% - 2.37%
Long-term dividend yield (%)	—%
Expected life of options (years)	1.21 - 2.96
Volatility of share price (%)	61.42% - 94.32%
Share price (p)*	$0.71 - $0.79
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
Deferred Share Plan (“DSP”)
The DSP is an equity-settled scheme established in 2021, which enables the Board to award share awards to the selected staff (participants) on a discretionary basis at a no cost to the participants. The awards are conditional on the ongoing employment for a specified period, typically a two-year vesting period. The following awards were granted during the year ended December 31, 2023:

	Awards*	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

As of January 01, 2023	7,835,235	$0.52	0.20
Granted	3,421,919	$0.78
Forfeited	—
Vested and settled	(2,608,118)
As of December 31, 2023	8,649,036	$0.78	0
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
The fair value of the awards was determined using the Black-Scholes Option Pricing Model. An expense of US$5 was incurred as of December 31, 2023 (2022: US$6) related to equity-settled awards under this plan.
The following table sets forth the range of principal assumptions applied by VEON in determining the fair value of share-based payment instruments granted during the year-ended December 31:

Assumptions affecting inputs to fair value models for equity-settled awards and for liability-settled awards for remeasurement as of December 31, 2023	2023 Range
Annual risk-free rates of return and discount rates (%)	0.00%–2.56%
Long-term dividend yield (%)	—%
Expected life of awards (years)	0.00–2.00
Volatility of share price (%)	38.12%–115.31%
Share price (p)*	$0.44–$2.03
* To ensure data consistency, all awards were converted to VEON common share price equivalents.

ACCOUNTING POLICIES
Equity-settled share-based payments are measured at the grant date fair value, which includes the impact of any market performance conditions. The grant date fair value is expensed over the vesting period, taking into account expected forfeitures and non-market performance conditions, if any, with a corresponding increase in equity. This is based upon the Company’s estimate of the shares or share options that will eventually vest which takes account of all service and non-market performance conditions, if applicable, with adjustments being made where new information indicate the number of shares or share options expected to vest differs from previous estimates.
Cash-settled share-based payments are measured at the grant date fair value and recorded as a liability. The Company remeasures the fair value of the liability at the end of each reporting period until the date of settlement, with any changes in fair value recognized as selling, general and administrative expenses within the income statement. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transaction.
Other short-term benefits not related to share-based payments are expensed in the period when services are received.

23    EVENTS AFTER THE REPORTING PERIOD
VEON and Summit complete US$100 deal for Bangladesh towers portfolio
On January 31, 2024, VEON announced that, further to the announcement dated November 15, 2023, and the legal transfer of towers in December 2023 following the receipt of all regulatory approvals, its wholly owned subsidiary, Banglalink has obtained the cash consideration for the sale of approximately BDT 11 billion (approximately US$96).
Repayment of the RCF
In February 2024, we repaid US$250 of drawn commitments maturing in March 2024 under our US$1,055 RCF, and in March 2024, we repaid the remaining amounts outstanding of US$805 under our RCF, originally due in March 2025, and canceled the RCF.
Issuance of PKR bond by PMCL
In April 2024, PMCL issued a short term PKR bond of PKR 15 billion (US$52) with a maturity of six months. The coupon rate is three-month Karachi Interbank Offered Rate (KIBOR) plus 25bps per annum.
BDCL syndicated credit facility
BDCL utilized the remaining BDT 3 billion (US$27) under its existing syndicated credit facility of BDT 8 billion (US$73) during January 2024 and February 2024.
Announcement of issuance of new shares
On March 1, 2024, VEON announced the issuance of 92,459,532 ordinary shares, after approval from the Board, to fund its existing and future equity incentive-based compensation plans. As a result of the issuance, VEON now has 1,849,190,667 issued and outstanding ordinary shares. The issuance of the ordinary shares represents approximately 4.99% of VEON's authorized ordinary shares. The shares are expected to be allocated to the company's existing and future equity incentive-based compensation plans, which are designed to align the interests of VEON's senior managers and employees with those of its shareholders and to support the company's long-term growth and performance, as well as compensation arrangements for strategic consultants. The shares were initially issued to VEON Holdings and then subsequently allocated to satisfy awards under the company's existing incentive plans and will also be allocated to future equity incentive-based compensation plans, and such other compensation arrangements, as and when needed, as well as to meet certain employee, consultant and other compensation requirements. As a result, the initial share issuance will have an immediate dilutive impact on existing shareholders. The ordinary shares will be issued at a price of US$0.001 per share, which is equal to the nominal value of VEON's ordinary shares.

Appointment of PricewaterhouseCoopers N.V. ("PwC Netherlands") as 2023 auditor
On March 14, 2024, VEON announced that it appointed PricewaterhouseCoopers Accountants N.V. as the independent external auditor for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with International Standards on Auditing (the “ISA Audit”). The delay in appointment was due to difficulties the Company faced in identifying a suitable auditor due to the material changes in the Group’s portfolio of assets which resulted in a delay in filing this Annual Report on Form 20-F with the SEC and filing its annual report with the AFM.
VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, VEON announced that it signed a share purchase agreement ("SPA") for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. VEON is currently liaising with Kyrgyzstan public authorities regarding the regulatory approvals and the Government’s preemption right.
As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for Kyrgyzstan operations.

VEON increases management's and directors' ownership
On April 12, 2024, VEON announced an increase in management’s and directors' ownership in VEON shares through awards under its existing equity-based compensation plans. VEON is utilizing certain of the 92,459,532 common shares issued to VEON Holdings B.V. as disclosed in Note 1-General Information, announced on March 1, 2024, to satisfy the awards made. VEON’s Group Executive Committee ("GEC") received a total of 2,853,375 VEON common shares (equal to 114,135 VEON ADSs) within the scope of the VEON’s Deferred Share Plans, and a total of 1,839,895 VEON common shares (equal to 73,596 ADSs) within the scope of the VEON’s STIP. The members of the VEON Board of Directors received a total of 1,648,225 VEON common shares (equal to 65,929 ADSs) within the scope of their compensation.
Share-based awards to VEON’s GEC and Board of Directors
In January 2024, Mr. Kaan Terzioglu was granted 3,201,250 common shares (equal to 128,050 ADSs) under the Company's 2021 LTIP. In July 2024, these shares vested after meeting the required performance objectives whereby a portion was settled in cash and the remaining shares are expected to be transferred in 2025. In April 2024, Mr. Terzioglu vested 1,431,220 equity-settled common shares (equal to 57,249 ADSs) under the 2021 Deferred Share Plan ("2021 DSP") for Short-Term Incentive ("STI") 2023, which were transferred in June 2024. In June 2024, Mr. Terzioglu also received 2,393,275 common shares (equal to 95,731 ADSs) related to 3,662,240 common shares (equal to

146,490 ADSs) that had vested in September 2023 under the 2021 DSP. The remaining 1,268,965 common shares (equal to 50,759 ADSs) were withheld for tax purposes.
In April 2024, 10,457,359 equity-settled awards in common shares in the Company (equal to 418,294 ADSs) were granted to the GEC under the LTIP. The vesting of these shares is linked to the VEON shares’ relative TSR performance against VEON’s peer group which will be assessed at the end of the three years performance period, on December 31, 2026.
In April 2024, Mr. Joop Brakenhoff was granted and immediately vested in 434,549 equity settled common shares (equal to 17,382 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 520,519 equity-settled common shares in the Company (equal to 20,821 ADSs) were granted and vested immediately under the same plan for STI 2023. In June 2024, Mr. Brakenhoff received 482,325 common shares (equal to 19,293 ADSs), while 472,743 common shares (equal to 18,910 ADSs) were withheld for tax purposes related to the April 2024 grants. Also, in June 2024, Mr. Brakenhoff received 52,550 common shares (equal to 2,102 ADSs) related to 104,047 common shares (equal to 4,162 ADSs) that vested in December 2023 under the 2021 DSP. The remaining 51,497 common shares (equal to 2,060 ADSs) were withheld for tax purposes.
In April 2024, Ms. Omiyinka Doris was granted and immediately vested in 372,470 equity-settled awards in common shares (equal to 14,899 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 288,703 equity-settled awards in common shares (equal to 11,548 ADSs) were granted and vested immediately under the 2021 DSP in April 2024 for STI 2023. In June 2024, 333,900 common shares (equal to 13,356 ADSs) of the vested awards were transferred to Ms. Omiyinka Doris while 327,273 common shares (equal to 13,091 ADSs) were withheld for tax purposes.
In April 2024, VEON granted a total of 3,369,125 equity-settled awards and 1,547,650 cash-settled awards in common shares (equal to 134,765 and 61,906 ADSs, respectively) under the 2021 DSP to its current and former Board of Directors. By June 2024, 1,648,225 of the equity-settled common shares (equal to 65,929 ADSs) were vested and transferred to the Board members and 173,250 common shares (equal to 6,930 ADSs) were withheld for tax purposes.
VEON Holdings consent solicitations to noteholders
In April 2024, VEON Holdings launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of VEON Holdings for the years ended December 31, 2023 and December 31, 2024 on a reasonable best efforts basis by December 31, 2024 and December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding and were not exchanged.
Consent was achieved on the April 2025, June 2025, and November 2027 notes and VEON Holdings subsequently issued new notes with identical maturities to the April 2025, June 2025, and November 2027 notes (any such new notes, the “New Notes”) to the noteholders who participated in the consent process and tendered the original notes (the “Old Notes”), which were exchanged for the New Notes subsequently (economically) canceled. For the September 2025 and September 2026 notes VEON Holdings was unable to achieve consent; however, VEON Holdings subsequently redeemed these notes in June 2024.

VEON Holdings has continued and will need to continue to provide the remaining holders of Old Notes maturing in April 2025, June 2025 and November 2027 further opportunities to exchange their Old Notes into corresponding New Notes maturing in April 2025, June 2025 and November 2027, respectively.
As of June 30, 2024, US$1,550 of New Notes due April 2025, June 2025 and November 2027 were outstanding and there were US$134 of remaining Old Notes subject to potential conversion to New Notes.
Following further conversions in July and August 2024, US$20 equivalent of April 2025, June 2025 and November 2027 Old Notes were exchanged for New Notes. As of August 28, 2024, the equivalent amount of New Notes outstanding is US$1,565 and the remaining Old Notes that are subject to potential conversion to New Notes is US$113.
VEON Holdings is not required to make any further principal or coupon payments under the Old Notes.
Make-whole call
In June 2024, VEON Holdings executed an early redemption of its September 2025 and September 2026 notes. These notes were fully repaid on June 18, 2024. Aggregate cash outflow including premium was RUB 5 billion (US$53).
VEON Receives Extension from NASDAQ for 20-F Filing
On May 22, 2024, VEON confirmed that on May 20, 2024 it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) indicating that, as a result of the Company’s delay in filing its Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”), the Company was not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1) (the “Listing Rules”).
The Company had previously shared the expected delay in its 2023 20-F filing with a press release dated March 14, 2024, and subsequently filed its notification of late filing on Form 12b-25 with the SEC on May 1, 2024. As described in these disclosures, the delay in the Company’s 2023 20-F filing is due to the continued impact of challenges faced by the Company in connection with the timely appointment of an independent auditor that meets the requirements for a Public Company Accounting Oversight Board (“PCAOB”) audit following VEON’s exit from Russia.

The Company submitted a plan to regain compliance under Nasdaq Listing Rules and requested an exception of up to 180 calendar days, or until November 11, 2024, to regain compliance. On July 9, 2024, the Company announced that NASDAQ granted the Company an exception, enabling it to regain compliance with the Listing Rules by filing its 2023 annual report on 20-F on or before November 11, 2024.
Sale of TNS+ in Kazakhstan
On May 28, 2024, VEON announced that it signed share purchase agreement ("SPA") for the sale of its 49% in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP (TNS+), included within the Kazakhstan operating segment, to its joint venture partner, the DAR group of companies for total consideration (including deferred consideration) of US$137.5. The closing of the transaction was subject to customary regulatory approvals in Kazakhstan which were subsequently obtained. Accordingly, the sale was completed on September 30, 2024. As a result of this anticipated transaction and assessment that control of TNS+ will be transferred, as from the date of the SPA signing, the Company classified its TNS+ operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for TNS+ operations.
Appointment of UHY LLP as auditors
On May 29, 2024, VEON announced the appointment of UHY LLP (UHY) as the independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with the standards established by the Public Company Accounting Oversight Board (United States) (the “PCAOB Audit”).
VEON Announces New Board
On May 31, 2024, VEON held its Annual General Meeting (AGM), during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board. The new members consist of former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who will serve alongside the incumbent directors Augie K. Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu.
Following the AGM, the new Board held its inaugural meeting, and elected VEON’s Founder and Chairman Emeritus Augie K Fabela II as the Chairman.
PMCL syndicated credit facility
In May 2024, PMCL secured a syndicated credit facility of up to PKR 75 billion (US$270) including green shoe option of PKR 15 billion with a tenor of 10 years. PMCL utilized PKR 43 billion (US$154) from this facility through drawdowns in May and June 2024 with a further PKR 22 billion (US$78) drawn in July 2024.
PMCL bilateral credit facilities
In May 2024, PMCL utilized PKR 15 billion (US$54) from three bilateral credit facilities of PKR 5 billion (US$18) each from different banks. The tenor of each facility is 10 years.
Sale of Russian operations deferred consideration settlement
In July 2024, the remaining US$72 equivalent bonds were transferred to Unitel LLC, a wholly owned subsidiary of VEON Holdings, upon receipt of the OFAC license in June 2024, to offset the remaining deferred purchase price for the sale of VimpelCom completed in October 2023.
VEON Announces Intention to Delist from Euronext Amsterdam and Share buyback program
On August 1, 2024, the Company announced its intention to voluntarily delist from Euronext Amsterdam (the “Delisting”). VEON expects the Delisting process to take place in the fourth quarter of 2024, following and subject to the filing of this Annual Report on Form 20-F.
The Company also informed its shareholders that it intends to initiate a buyback program for up to US$100 of its American ADS following the Delisting. The timing and specifics of the ADS buybacks will be determined by the Company's management and Board of Directors in due course, and will be subject to liquidity considerations, market conditions, applicable legal requirements, and other factors.
Agreement with Impact Investments LLC for Strategic Support and Board Advisory Services

On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of the Company). Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of Impact Investments. In exchange for the services provided, the Company will pay Impact Investments US$0.5 in cash per month on or about the 7th day of each month during the term of the 2024 Agreement. Further, the Company has granted to Impact Investments three common share warrants (hereby “Warrant A”, “Warrant B”, and “Warrant C”), with a value of $12, $2, and $2 worth of common shares in the capital of the Company, respectively. Warrant A vest ratably semi-annually over a period of three years subject to achievement of vesting conditions. One half of Warrant B will vest on the date that is six months after the three years anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant B will vest on the four years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. One half of Warrant C will vest on the date that is six months after the four years’ anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant C will vest on the five years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. The number of common shares to be transferred will be determined on the vesting date based on the 90-day average trading price. Finally, the Company, in its sole discretion, may pay Impact Investments an additional fee up to $3 subject to completion of certain strategic objectives.

On June 7, 2024, the Company and Impact Investments also entered into a termination letter in connection with a letter agreement between the Company and Impact Investments dated November 16, 2023. Under the terms of the termination letter, the Company paid Impact Investments $2 in common shares or 2,066,954 shares (equal to 82,678 ADS), which common shares were determined on the basis of the 90-day average trading price of the VEON common shares as of the date of the termination letter. These common shares were transferred to Impact Investments in August 2024, for strategic support and board advisory services to JSC Kyivstar performed by Impact Investments under the letter agreement between the Company, JSC Kyivstar and Impact Investments dated November 16, 2023.

VEON Announces Plan to Move its Headquarters to Dubai

On October 14, 2024, VEON announced its plan to move the Group Headquarters from Amsterdam to the DIFC in the United Arab Emirates. The Company also plans to update its corporate entity structure to reflect the relocation of the headquarters from move from the Netherlands to the DIFC, subject to tax and structuring analyses.

KaR-Tel Limited Liability Partnership credit facilities

On September 25, 2024 KaR-Tel Limited Liability Partnership ("KaR-Tel") signed a new bilateral credit facility with JSC Nurbank of KZT 18 billion (US$37) with a maturity of five years carrying fixed interest rate of 15.5%. On October 8, 2024, KaR-Tel utilized KZT 4.5 billion (US$10) from this facility.

2024 Annual Impairment Analysis

During July and August 2024 there was increased political uncertainty in Bangladesh culminating in network outages and blockages experienced by our Bangladesh subsidiary in connection with mass protests, civil unrest and riots that resulted in the fall of the government of Prime Minister Shiekh Hasina and the establishment of an interim government. These events and the political unrest have negatively impacted the populations’ disposable income and influenced telecom spending patterns, while increased operation costs for the business unit identified indicators of an impairment event with respect to our Bangladesh CGU in the third quarter of 2024. Management has not yet finalized the quantitative and qualitative assessments and valuation tests required to determine the estimated financial impact of such triggers in Bangladesh during the third quarter of 2024. Preliminary analysis suggests that we may incur a substantial impairment charge to the carrying value of the Bangladesh CGU for the period ended September 30, 2024. As of the date of October 17, 2024, we do not have enough certainty to provide an estimate of the charge or range of potential outcomes, but initial results of quantitative and qualitative assessments and valuation tests indicate that an impairment charge is likely to be material. We, however, cannot rule out the possibility that the final results of our impairment analysis may deviate significantly from our preliminary assessment. Final results of the analysis will be published in our interim unaudited consolidated condensed financial statement for the period ended September 30, 2024. Following the annual impairment goodwill test as at September 30, 2023 and the subsequent triggering event analysis as at December 31, 2023, no impairments were found at our Bangladesh CGU as, amongst other factors, it was operating in a revenue growth period (which period lasted through our second quarter of 2024), however, the Bangladesh CGU did have limited headroom in its carrying value; as a result, the impairment charge is expected to have a direct impact on our operating profit. See Note 11 for further detail. The circumstances in Bangladesh could also impact our assessment relating to the recognition and recoverability of our deferred tax assets in Bangladesh.

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
RESTATEMENT OF 2022 CONSOLIDATED FINANCIAL STATEMENTS
After the issuance of VEON Ltd.’s Dutch statutory financial statements for the year ended December 31, 2022 filed on June 25, 2023 and prior to the filing of VEON Ltd.’s Annual Report on Form 20-F for the same period, the Company discovered an error in the consolidated statement of comprehensive income with respect to the de-recognition of non-controlling interest for the sale of its Algerian operations (refer to Note 10 for further details) which was corrected in the financial statements for the year ended December 31, 2022 included in the 2022 Annual Report on Form 20-F as well as in these financial statements. Under Dutch law, the Company determined the error does not result in financial statements that are seriously defective in providing a view that enables a sound judgement to be formed on assets, liabilities, equity and results of the Company and, insofar as the nature of financial statements permit, of its solvency and liquidity. In accordance with IFRS and Dutch law, the Company has corrected and disclosed the error retrospectively in its statutory accounts in its half-yearly financial statements and in the full year 2023 Dutch annual report. As a result, the Company did not correct the previously issued consolidated financial statements, VEON Ltd.’s Dutch statutory financial statements for the year ended December 31, 2022, through an additional filing of the 2022 Dutch Annual Report in the Netherlands. The non-controlling interest was incorrectly de-recognized in other comprehensive income (OCI), a component within equity, while it should have been de-recognized directly in equity without an impact in OCI. With respect to the consolidated statement of changes in equity, the amount was previously presented in the Dutch statutory financial statements as a line item within OCI and is now presented as a separate line item on the statement with no impact to OCI in the 2022 Annual Report. Refer to the impact on the consolidated statement of comprehensive income below. Thus, the error correction resulted in an adjustment in the consolidated statement of changes in equity which has no impact on total consolidated equity as well as an adjustment in the consolidated statement of comprehensive income.

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

GOING CONCERN
As of October 17, 2024, hostilities continue in Ukraine. Currently, we have 24 million subscribers in Ukraine, where they are supported by 4,000 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. As of October 17, 2024, most of our Ukraine subsidiary’s employees remain in the country. As of October 17, 2024, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.
As the war persists, we could lose a greater percentage of our customer base in Ukraine. If Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, this could have a significant impact on their use and spending on our services. Due to the efforts of our Ukrainian team as well as collaboration with other telecommunications operators in the region, network capacity has remained stable with minimal disruptions since the beginning of the war. On December 12, 2023, VEON announced that the network of its Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack, causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. The Company’s technical teams, working relentlessly and in collaboration with the Ukrainian law enforcement agencies, the Security Service of Ukraine and government agencies, restored services in multiple stages starting with voice and data connectivity. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services, with mobile voice and internet, fixed connectivity, SMS and MyKyivstar self-care application active and available across Ukraine. Refer to Note 1 for further details. We have incurred and will continue to incur additional expenditures to maintain and repair our mobile and fixed-line telecommunications infrastructure in Ukraine as a result of any damage inflicted on our infrastructure due to the ongoing war, as well as for security, increased energy costs, and related operational and capital expenditures. In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine and/or our infrastructure within Ukraine is significantly damaged or destroyed.
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

Effective October 9, 2023, VimpelCom was deconsolidated from the VEON Group and, as such, the VEON Group no longer has operations in Russia. The risks related to sanctions, trade restrictions, and export bans targeting the Russian Federation and VimpelCom itself as well as risks related to counter-sanctions imposed by Russia, including the potential risk of imposing administration over Russian assets, have been sufficiently mitigated. As a result of the VimpelCom disposal, cybersecurity risk has been significantly reduced.
Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. For example, in October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman, Petr Aven and Andriy Kosogov, who are some of the beneficial owners of LetterOne, which, in turn, is one of VEON's shareholders. These Ukrainian sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on the Company, however, the Company cannot rule out their impact on banks' and other parties readiness to engage in transactions involving the Company. Furthermore, these sanctions may make it difficult for the Company to obtain local financing in Ukrainian hryvnia, which could make it more difficult for us to naturally hedge any debt required for our Ukrainian operations moving forward to the currency in which we generate revenue. On October 6, 2023, the Security Services of Ukraine (SSU) announced that the Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings against Mikhail Fridman and which are unrelated to VEON or any of our subsidiaries are in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets”. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly identified Kyivstar, that the Ministry of Justice of Ukraine was separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of Mikhail Fridman. We have received notification from our local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. The freezing of these corporate rights prevents any transactions involving our shares in such subsidiaries from proceeding. On October 30, 2023 VEON announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company, noting that corporate rights in Kyivstar and Ukraine Tower Company belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and Ukraine Tower Company. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freezing of corporate rights in Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON is continuing significant government affairs efforts to protect our assets in Ukraine.
Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Ukraine to VEON. Additionally, to the extent that VEON and/or Kyivstar are deemed to be controlled by persons sanctioned in Ukraine, potential prohibitions on (i) the transfer of technology and intellectual rights to Kyivstar from VEON, renting of state property and land, and (iii) prohibitions on participation in public procurement impacting B2G revenue would apply.
The ongoing war in Ukraine, and the sanctions imposed by the various jurisdictions, counter sanctions and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, including certain professional service providers we rely on, and the consequences of all the foregoing, have negatively impacted and, if the war, sanctions and such responses continue or escalate, will continue to negatively impact aspects of our operations and results in Ukraine, and may affect aspects of our operations and results in the other countries in which we operate.
The war has directly and indirectly resulted in the following events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
•The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations in Ukraine, and cause volatility in the value of our securities. The war has also had a marked impact on the economy of Ukraine. However, since the beginning of the war, a significant majority of Ukraine’s network infrastructure has been operating effectively and disruptions in service have been limited to specific areas where the war is most intense. As mentioned above, in December 2023, Kyivstar was the target of a widespread external cyber-attack, causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad, which were subsequently restored. It cannot be ruled out that the war and related damage could escalate within Ukraine.
•We may need to record future impairment charges in Ukraine or CGUs, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.
•As of October 17, 2024, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.
•Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy our current obligations at least over the next twelve months from the issuance of the financial statements without the need of additional financing assuming no early repayments of our long-term debt. In addition, cash on hand was US$963 as of September 30, 2024 after the full repayment of the RCF (refer to details in Note 1). As a result of the full repayment and cancellation of the RCF, the Company no longer has any financial covenants. However, these continue to be uncertain times and it is not possible to predict with certainty how certain developments will impact our liquidity position, non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels. We may also be impacted by conditions or local legal requirements in international markets that could make it more difficult to service our existing debt obligations or refinance existing debt. If the assumptions behind our liquidity forecast are not correct, we may not have sufficient liquidity to continue to operate as outlined above. If we are unable to raise additional capital in the markets in which we seek to raise it, or at all, or if the cost of raising additional capital significantly increases, which has been the case since the onset of the ongoing war due to monetary policy in response to global inflationary pressures and a number of other factors, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. For example, the ongoing war in Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing war in Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
•In response to the geopolitical and economic situation in Ukraine, there is a risk of the country imposing external administration over foreign companies or assets or nationalizing them. For example, as part of the measures that the Ukrainian government has adopted in response to the ongoing war with Russia, several Nationalization Laws Amendments have been passed by the Ukrainian Parliament and, as of June 26, 2024, are awaiting signature by the President of Ukraine. Among other things, the Nationalization Laws Amendments extend the definition of “residents” whose property in Ukraine (whether owned directly or indirectly) can be seized under the Nationalization Laws to include property owned by the Russian state, Russian citizens, other nationals with close relationships to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. Pursuant to the Nationalization Laws, in May 2023, President Zelensky signed an initial package of restrictive measures relating to 41 entities, including against Zaporizhstal, one of Ukraine’s largest metallurgical companies, due to Russian ownership in the company’s structure. In April 2023, the Ukrainian Parliament voted for similar measures to allow for the nationalization of Sense Bank, one of Ukraine’s largest commercial banks.
•Furthermore, in November 2022, the Ukrainian government invoked martial law, which allows the Ukrainian government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. The Security Council Secretary indicated that at the end of the application of martial law, the assets can be returned or their owners can be appropriately compensated.
•As noted above, on October 6, 2023, the Security Service of Ukraine (SSU) announced that the Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings against Mikhail Fridman and, which are unrelated to Kyivstar or VEON, are in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets”. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly identified Kyivstar, that the Ministry of Justice of Ukraine is separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of Mikhail Fridman. We have received notification from our local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. The freezing of these corporate rights prevents any transactions involving our shares in such subsidiaries from proceeding.
•If further measures are adopted and applied in relation to our Ukrainian subsidiary, this could lead to the involuntary deconsolidation of our Ukrainian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and the revolving credit facility and negatively impact our liquidity.
Management’s actions to address these events and conditions are as follows:
•As mentioned above, on October 9, 2023, the sale of our Russian operations was completed and VimpelCom was deconsolidated from the VEON Group. The sale of VimpelCom has sufficiently mitigated risks related to sanctions, trade restrictions, and export bans imposed against Russia as well as risks related to counter-sanctions imposed by Russia including Decree 302 and Decree 430. The sale of VimpelCom has also significantly reduced the VEON Group’s exposure to cybersecurity attacks.
•We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.
•The Company has performed sensitivity analyses on the volatility of the Pakistani Rupee as well as other currencies in our operating markets with respect to the impact on our financial results and does not expect currency fluctuations to have a significant impact. In the normal course of business, the Company manages its foreign currency risk by selectively hedging committed exposures and hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards.
•Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that Russian nationals, including any beneficial owners of LetterOne, do not participate in the management of Kyivstar nor are they able to derive any benefits from VEON’s assets in Ukraine.
•On October 30, 2023, we announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and our subsidiary Ukraine Tower. Noting that corporate rights in Kyivstar and Ukraine Tower Company belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, VEON requested the lifting of the freezing of its corporate rights in Kyivstar and Ukraine Tower Company. In its filings, the Company also reiterated that any action aimed at the rights, benefits or funds of sanctioned individuals - the alleged reason for freezing of corporate rights as per the SSU statement - cannot legitimately be directed toward VEON or its subsidiaries. Sanctioned individuals do not own any shares in VEON or its subsidiaries; they cannot exercise any rights regarding VEON or any of its subsidiaries; are not a part of any VEON group company governance mechanisms, including boards; do not have the ability to control or influence decisions made by VEON or any of its subsidiaries; and do not derive any economic benefits from VEON or any of its operating companies. In December 2023, the Court of Appeals rejected VEON’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group's subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON is continuing significant government affairs efforts to protest our assets in Ukraine. Based on the above development, VEON assessed whether the court order and subsequent motions result in an event that VEON has lost control over its Ukrainian subsidiary (“Kyivstar”) and concluded that, under the requirements of relevant reporting standards (IFRS 10, Consolidated financial Statements), VEON continues to control Kyivstar and as such, will continue to consolidate Kyivstar in these financial statements.
•Management actively monitors the Company’s liquidity position, our non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our non-financial provisions in our debt agreements are met.
•On March 28, 2024, VEON announced that it repaid in full the outstanding balance of US$805 (principal, excluding accrued interest) and canceled its RCF, after paying the matured portion of US$250 in February 2024.
•As of March 14, 2024 and May 29, 2024, the Company appointed PwC Netherlands and UHY, respectively, for the audits of the Group’s consolidated financial statements for the year ended December 31, 2023 for the ISA Audit and PCAOB Audit, respectively. As a result of the delay in appointing an external auditor, the Company is delayed in producing its audited consolidated financial statements for the year ended December 31, 2023, filing its annual report on Form 20-F with the SEC and filing its annual report with the Dutch Authority for the Financial Markets (“AFM”) in connection with its Euronext listing. As a result of these expected delayed filings, the Company is not in compliance with its listing requirements after the applicable deadlines passed. The Company submitted a plan to regain compliance under the Listing Rules and on July 9, 2024, the Company announced that NASDAQ granted the Company an exception, enabling it to regain compliance with the Listing Rules by filing its 2023 annual report on Form 20-F on or before November 11, 2024. The Company confirms that it continues to work diligently, together with UHY and PwC Netherlands, in order to complete and file its 2023 Form 20-F and AFM Annual Report in the fourth quarter of 2024, respectively. Further, as a result of the consent solicitation, consent was obtained to extend the deadline for the provision of audited financial statements for the years ended 2023 and 2024 for both the Company and its subsidiary, VEON Holdings B.V., to the holders of the outstanding notes of VEON Holdings B.V. As such, the Company. Refer to Note 23 for further developments and details.
The accompanying consolidated financial statements have been prepared on a going concern basis. In accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast significant doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

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

25    SIGNIFICANT ACCOUNTING POLICIES
SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
The preparation of these consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgements, as well as estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in these consolidated financial statements. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
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

NEW STANDARDS AND INTERPRETATIONS
Adopted in 2023
A number of amended standards became effective as of January 1, 2023, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.
Not yet adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions.

26 CONDENSED SEPARATE FINANCIAL INFORMATION OF VEON LTD
Certain of the consolidated entities by VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements.
Regulation S-X requires that condensed financial information of the registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries means that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.
The Company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2023. As of December 31, 2023, VEON Ltd. had restricted net assets of 105%, compared to 303% in 2022, of total net assets. The Company was subject to restrictions on the up-streaming of dividend from Ukraine and Russia during 2022 owing to the ongoing war between Russia and Ukraine (refer Note 24 for further details). The decline in percentage when compared with 2022 is mainly associated with the completion of sale of the Russian operations during 2023 (Refer Note 10 for further details) that resulted in the decline of its restricted net asset for 2023. The main restriction for 2023 related to Ukraine operations owing to regulatory restriction as explained above and in Note 24, which includes the freezing of Kyivstar’s corporate rights applied from October 6, 2023 by the Security Services of Ukraine. In addition, the devaluation of exchange rates in the countries in which VEON operates also lowered the book value of the consolidated net assets of the Company relative to its share of the restricted assets. Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.
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
Condensed statement of financial position:
As of December 31

	2023	2022	2021
Non-current assets
Intangible assets	3	5	6
Tangible fixed assets	2	2	3
Financial fixed assets	1,157	760	690
Total non-current assets	1,162	767	699
Total current assets	116	78	119

Total assets	1,278	845	818

Equity	865	569	586
Total liabilities	413	276	232

Total equity and liabilities	1,278	845	818

Condensed income statement:
for the years ended December 31

	2023	2022	2021
Selling, general and administrative expenses	(134)	(103)	(86)
Other operating gains	—	—	—
Recharged expenses to group companies	23	10	(11)

Operating (loss)	(111)	(93)	(97)
Finance income and (costs)	(6)	(1)	2
Share in result of subsidiaries after tax	(2,410)	(68)	773
Income tax	(1)	—	(4)
Total non-operating income and expenses	(2,417)	(69)	771

Profit / (loss) for the year	(2,528)	(162)	674

Condensed statements of comprehensive income:
for the years ended December 31

	2023	2022	2021
Total comprehensive (loss) / profit for the year, net of tax	—	—	—

Condensed statement of cash flows:
for the years ended December 31

	2023	2022	2021

Net cash flows from operating activities	(104)	(108)	(27)

Investing activities
Receipt of capital surplus from a subsidiary	—	—	(1)
Other cash flows from investing activities	2	—	3
Net cash flows used in investing activities	2	—	2

Financing activities
Proceeds from borrowings net of fees paid	100	60	—

Net cash flows generated from/(used in) financing activities	100	60	—

Net increase (decrease) in cash and cash equivalents	(2)	(48)	(25)
Cash and cash equivalents at beginning of period	6	54	79
Cash and cash equivalents at end of period	4	6	54

As of December 31, 2023, 2022 and 2021 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Amsterdam, October 17, 2024
VEON Ltd.