Form 20-F
period 2024-12-31
VEON Ltd.
filed 2025-04-25
CIK 1468091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-34694 VEON LTD.

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), the United Arab Emirates

(Address of principal executive offices)

A.Omiyinka Doris Group General Counsel Index Tower (East Tower), Unit 1703, Dubai (DIFC), the United Arab Emirates Tel: +971 52 138 1275

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
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,849,190,667 common shares, US$0.001 nominal value.
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
Yes ☐    No ☒

EXPLANATORY NOTE
    This Annual Report on Form 20-F includes audited consolidated financial statements as of December 31, 2024 and for the years ended December 31, 2023, and 2022 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F (the “Audited Consolidated Financial Statements”).
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
Non-IFRS Financial Measures
Adjusted EBITDA
We believe Adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our business operations. Adjusted EBITDA also assists management and investors by increasing the comparability of our performance against the performance of other telecommunications companies that report EBITDA performance or similar metrics. This increased comparability is achieved by excluding potentially inconsistent profit/(loss) before tax performance across periods due to fluctuating depreciation, amortization and impairment losses or other such gains/(losses) excluded from our Adjusted EBITDA calculation. In addition, the components of Adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which their performance is evaluated.

However, our Adjusted EBITDA results may not be directly comparable to other companies’ EBITDA results due to differences in the calculation of individual components of EBITDA. A further limitation of Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time.

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of profit/(loss) of associates and joint ventures.
    For a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS financial measure, for the years ended December 31, 2024, 2023 and 2022, see Item 5—Operating and Financial Review and Prospects.
Adjusted EBITDA Margin
    Adjusted EBITDA Margin is a non-IFRS financial measure. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. For a description of how we calculate Adjusted EBITDA and a discussion of its limitations in evaluating our performance, see —Adjusted EBITDA above.
Local currency financial measures
    We present certain financial information in respect of our operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of our operating companies in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars. We analyze the performance of our reportable segments on a local currency basis to increase the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation, Item 11—Quantitative and Qualitative Disclosures about Market Risk and Note 19—Financial Risk Management to our Audited Consolidated Financial Statements.

Capital expenditures (excluding licenses and right-of-use assets)
    We present “capital expenditures (excluding licenses and right-of-use assets),” which include spend on equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets. It is accounted for at the earlier of the advance payment date and delivery date and excludes expenditures directly related to acquiring telecommunication licenses as well as the recognition of right-of-use assets. Additionally, long- lived assets acquired in business combinations are not included in Capital expenditures (excluding licenses and right-of-use assets). Our management believes that presenting capital expenditures excluding licenses and the recognition of right-of-use assets provides a more meaningful assessment of total capital expenditure due to the volatility of license payments and recognition of right-of-use assets across multiple periods. References in this Annual Report on Form 20-F to “capital expenditures” are references to capital expenditures not including such adjustments, unless otherwise indicated. For more information on our capital expenditures (excluding licenses and right-of-use assets), see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements and Note 2—Segment Information to our Audited Consolidated Financial Statements.

Net Debt
    Net Debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term and short-term notional debt minus cash and cash equivalents and long-term and short-term deposits. Our management believes that Net Debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were used to repay such debt. Net Debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company’s financial position.
Reportable Segments
VEON’s reportable segments currently consist of the following five segments: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. Kyrgyzstan is not a reportable segment. We present our result of operations in Kyrgyzstan separately under “Other” within our segment information disclosures. See Item 5—Operating and Financial Review and Prospects—Reportable Segments and Note 2—Segment Information to our Audited Consolidated Financial Statements for further details.
Certain Performance Indicators
    In this Annual Report on Form 20-F, we present certain operating data, including number of 4G users, digital services monthly active users, doubleplay 4G customers, mobile average revenue per user (“ARPU”), mobile customers, mobile data customers, mobile financial services or digital financial services and multiplay customers. Our management believes these are useful in evaluating our performance from period to period and assessing the usage of our mobile and broadband products and services.
“4G users” are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies.

“ARPU” measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, (including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue) by the average number of our mobile customers during the period and dividing by the number of months in that period.

“Digital services monthly active users” (“MAUs”) is a gross total of monthly active users of all digital products and services offered by an entity or by VEON Group and includes MAUs who are active in more than one application. It is a total cumulative MAU of all VEON digital platforms, services and applications.

“Direct digital revenue” includes revenues from VEON’S proprietary digital platform and services.

“Doubleplay 4G customers” are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date.

“Mobile customers” generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS (short message service) and MMS (multimedia messaging service), data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems.

“Mobile data customers” are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/LTE/HSPA+ technologies.

“Mobile financial services” (“MFS”) or “digital financial services” (“DFS”) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date.
Market and Industry Data
    This Annual Report on Form 20-F contains industry, market and competitive position data based on regulatory and industry publications and studies conducted by third parties, as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. We also believe our internal research is reliable and the definition of our market and industry is appropriate, but neither such research nor these definitions have been verified by any independent source.
    In addition, certain market and industry data in this Annual Report on Form 20-F is sourced from the database of GSMA Intelligence, accessed on December 31, 2024, which is the database utilized in all GSMA reports. This applies to all references of GSMA herein unless otherwise stated. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by GSMA are sourced from the United Nations. Mobile connections are, in principle, on a three-month active basis, such that any SIM card that has not been used for more than three months is excluded. Other market and industry data has been sourced from cited governmental bodies.
Glossary of Telecommunications Terms
    The discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to terms that are specific to our business and industry. Such terms are defined in Exhibit 99.1—Glossary of Telecommunications Terms.
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
Currency Information and Foreign Currency Translations
    In this Annual Report on Form 20-F, references to (i) “U.S. dollars,” “USD” and “US$” are to the lawful currency of the United States of America, (ii) “Russian rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (v) “Ukrainian hryvnia” or “UAH” are to the lawful currency of Ukraine, (vi) “Uzbekistani som” or “UZS” are to the lawful currency of Uzbekistan, (vii) “Kazakhstani tenge” or “KZT” are to the lawful currency of the Republic of Kazakhstan, (viii) “Kyrgyzstani som” or “KGS” are to the lawful currency of the Kyrgyz Republic and (ix) “€,” “EUR” or “euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to: (i) “EU” are to the European Union; (ii) “SOFR” are to the Secured Overnight Financing Rate; (iii) “KIBOR” are to the Karachi Interbank Offered Rate; and (iv) “BDDIR” are to the average bank deposit rate in Bangladesh.

    This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakhstani tenge, Kyrgyzstani som and Uzbekistani som amounts at official exchange rates.
For more detail on foreign currency translations presented in our results of operations, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation, Item 11—Quantitative and Qualitative Disclosures about Market Risk and Note 19—Financial Risk Management to our Audited Consolidated Financial Statements. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange risks.
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
    Our estimates and forward-looking statements may be influenced by various factors, including, without limitation:
•the ongoing war in Ukraine, including: the adverse impact on the economic conditions and outlook of Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties and obtain financing; the resulting volatility in the Ukrainian hryvnia and other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the war; and its impact on our liquidity, financial condition, our strategic partnerships and relationships with third parties and our ability to operate as a going concern, among numerous other consequences;
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
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or rollout and benefits of 4G and 5G networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of, for example, financial services, entertainment, digital advertising and healthcare;

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
    These statements are informed by our management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved.
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
For a discussion of principal risks associated with our business, markets and industries which could adversely affect our financial and operating conditions, see Item 3.D—Risk Factors.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not required.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not required.
ITEM 3. KEY INFORMATION

A. [RESERVED]
B. Capitalization and Indebtedness
Not required.
C. Reasons for the Offer and Use of Proceeds
Not required.

D. Risk Factors

In this Item 3.D, we endeavor to discuss all material risks associated with our business. Our business, financial condition or results of operations or prospects could be materially adversely affected by any of these risks, causing the trading price of our securities to decline and you to lose all or part of your investment. However, the risks and uncertainties described below are not the only ones we face. In addition, risks and uncertainties not currently known to us or those we currently view to be immaterial may also become important factors that materially and adversely affect our business, financial condition or results of operations. You should consider the interrelationship and compounding effects of two or more risks occurring simultaneously.

Risk Factor Summary
In this section, we summarize the principal risks that could adversely affect our business, operations and financial results. However, you should carefully consider all of the information set forth in this Annual Report on Form 20-F when assessing your investment decision, including, but not limited to, the complete discussion of material risks facing our business as set forth below:

*risks relating to the ongoing war in Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on our supply chain, the ability to transact with key counterparties or to effect cash payments through affected clearing systems to bondholders, obtain financing, upstream interest payments and dividends and the ability to operate our business; the resulting volatility in the Ukrainian hryvnia and our other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the war, sanctions (including any reputational harm from certain of the beneficial owners of our largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”), being subject to sanctions) that could lead to the risk of Kyivstar’s nationalization; and its impact on our liquidity, financial condition and our ability to operate as a going concern;

•risks relating to the recognition of impairment charges in respect of our cash generating units (“CGUs”), some of which could be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest, which may cause us to write-down the value of our non-current assets, including property and equipment and intangible assets (e.g., goodwill);

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

•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, import tariffs and restrictions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by governmental and other regulatory bodies and courts;

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

Market Risks
The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects.

The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects. As a leading telecommunications provider in Ukraine, we have been adversely impacted by the war in Ukraine. We expect to continue to face challenges with our performance in Ukraine, which may be exacerbated as the war continues. Furthermore, an escalation of the war could result in, further instability or worsening of the overall political and economic situation in Ukraine, Europe and/or in the global economy and capital markets generally which may in turn adversely impact our business and results of operations. Events which materially and adversely affect our business may occur without warning. These are highly uncertain times, and it is not possible to execute comprehensive contingency planning in Ukraine due to the unpredictability of the ongoing war and inherent danger in the country. The discussion below attempts to surmise how prolongation or escalation of the war, expansion of current sanctions, the imposition of new and broader sanctions, and disruptions in our operations, transactions with key suppliers and counterparties could have a direct or indirect impact on our results and operations. We cannot assure you that risks related to the ongoing war are limited to those described in this Annual Report on Form 20-F. Our operations in Ukraine represented approximately 23% of our revenue for the year ended December 31, 2024.

The ongoing war has had a marked impact on the economy of Ukraine. The war, and its associated economic sanctions against Russia as well as the export control actions by Russia, have also led to a surge in certain commodity prices (including wheat, oil and gas) and inflationary pressures which may have an effect on our customers, including their spending patterns in the countries in which we operate. For example, the blended electricity tariff (the average price we pay for electricity) for our Ukrainian operations increased by 27.3% in 2024 and 28.1% in 2023. Although commodities prices have generally fallen below their pre-war levels, if global supply of certain commodities is further restricted as a result of geopolitical or other developments, the price increases for related products may be exacerbated. Such price increases or other inflationary pressures may cause further financial and economic strain on our customers in the countries in which we operate. Rising fuel prices also make it more expensive for us to operate and power our networks. See “—From time to time, we recognize impairment charges in respect of our CGUs, some of which can be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest” and Item 5—Operating and Financial Review and Prospects.

The current U.S. administration's relationship with its European allies and Ukraine has also been strained in the first months of the administration, culminating in a temporary suspension of various forms of aid and intelligence sharing with Ukraine. Although military aid and intelligence sharing were resumed on March 12, 2025, after a period of suspension, there remains the risk that the U.S. administration could suspend aid again in the future or take other actions that would negatively impact Ukraine's ability to maintain its current borders. Such actions could result in adverse consequences for Ukraine and, consequently, our operations in the country.

The war has also led to damage to or loss of our network infrastructure in Ukraine. We have also incurred additional maintenance capital expenditures to maintain, and repair damage to, our mobile and fixed-line telecommunications infrastructure in Ukraine resulting from the war. For the year ended December 31, 2024, our costs related to security, fuel for diesel generators, batteries, mitigation measures (which were aimed at protecting the energy independence of our telecommunication network in the event of further attacks on the energy infrastructure of Ukraine) and other costs in Ukraine were approximately UAH 2.4 billion (US$61.8 million). In the year ended December 31, 2023, these costs were approximately UAH822.0 million (US$22.5 million). We expect these costs will continue, and could increase, while the war in Ukraine persists, which could have a material adverse effect on our business and prospects. As of December 31, 2024, we had approximately 15,500 sites, 1,000 of which were added in 2023 and 1,000 of which were added in 2024. We have experienced partial destruction of our infrastructure (about 5.3% of our combined telecommunication network has been damaged or destroyed, of which about 82% has been restored as of December 31, 2024). Approximately 6% of our telecommunication network is currently not functional and located in the Russian-occupied territories as of December 31, 2024. There can be no assurance that our Ukrainian network will not sustain additional major damage and that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets in Ukraine have a power source. We have installed approximately 2,600 generators (stationary diesel generators, mobile diesel generator and third-party stationary diesel generators) and approximately 176,000 additional batteries for backup capacity and improved network resilience. There can be no assurance that such capacity will be sufficient to meet regulatory requirements or improve our network resilience. If we do not maintain adequate backup capacity, we could be subject to fines and reputational harm, which could adversely affect our business and results of operations. In addition, certain of our key infrastructure and assets located within Ukraine may be seized or may be subject to appropriation if Russian forces obtain control of the regions within Ukraine where those assets are situated, which may have an adverse effect on our ability to continue to operate in Ukraine.

Customer demand for our services in Ukraine may increase or decrease depending on the fluctuations in the Ukrainian population as a result of Ukrainians relocating out of the country due to the war. For example, as of February 2025, it is estimated by the United Nations High Commissioner of Refugees that approximately 6.8 million refugees from Ukraine have been recorded globally. If the war persists and Ukrainian people continue to choose to relocate permanently outside of Ukraine and switch to local providers in their new home jurisdictions, we estimate that we could lose approximately 1.4 million subscribers (around 6% of our customer base)] in Ukraine. This will have a measurable impact on our customer base in Ukraine, as well as their use of and spending on our services. We may also experience fluctuations in the demand for our services if our customers experience difficulties in accessing or using our products and services outside of Ukraine, either as a result of roaming arrangements with our network providers or as a result of switching to a different provider on a temporary or permanent basis. We have experienced a decline in revenue generated from international mobile termination rates (“MTRs”) charged to Ukrainian customers due to EU policies implemented that regulate roaming charges for Ukrainians. We expect these policies and the decrease in rates charged to Ukrainian customers to continue, with Ukraine and the European Union extending the arrangements for Ukraine’s access to free roaming areas (first introduced in April 2022) until July 1, 2025. Furthermore, the European Commission has continued its efforts to integrate Ukraine into the EU roaming area, which if adopted could eliminate roaming charges for Ukrainian customers throughout the European Union.

In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. Our business continuity plans are designed to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations. Our crisis management procedures, business continuity plans, and disaster recovery capabilities may not be effective at preventing or mitigating the effects of prolonged or multiple crises, such as civil unrest, military conflict or a pandemic in a concentrated geographic area.

In December 2023, the Company’s wholly owned subsidiary, Kyivstar, was the target of a widespread cyber-attack that caused technical failure resulting in Kyivstar subscribers being unable to use its communication services. As part of our crisis management procedures and business continuity plans, we worked closely with Ukrainian law enforcement agencies to determine the cause of the attacks; the assessments conducted indicate that Kyivstar likely experienced these attacks as part of the ongoing war in Ukraine. See “We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats that may lead to compromised or inaccessible telecommunications, digital and financial services, leaks or unauthorized access to confidential information” for more information.

In addition, the war in Ukraine has disrupted our strategic plans and diverted management’s attention from such initiatives while they focused and continue to focus on the impact the war has had and continues to have on our business, including managing the sanctions and liquidity challenges that arise for the Company as a result of the current sanctions regime. In addition, management’s attention has been diverted from operations in other countries, as the war requires that they continue to give special focus to our operations in Ukraine. The continuation or escalation of the war in Ukraine and its indirect consequences may increase our need for prudent cash management and reduce our appetite for investments in other countries. The diversion of management’s attention or funds and the lack of dividend upstreaming, and any resulting disruption to our strategic plans, could adversely affect our business, financial condition, results of operations, cash flows or prospects.

The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations and cause volatility in the price of our securities.

Sanctions and export control actions

The following former and current ultimate beneficial owners of LetterOne are the target of sanctions in the European Union (“EU”), United States (“US”) and United Kingdom (“UK”): Mikhail Fridman, Petr Aven, Alexey Kuzmichev and German Khan, (collectively, the “Designated Persons”). Mr. Fridman resigned from VEON’s board of directors effective February 28, 2022. None of the other Designated Persons were members of the Board of Directors. We understand, based on a letter provided by LetterOne, a 45.46% shareholder in VEON, that Mr. Fridman and Mr. Aven are shareholders in LetterOne (approximately 37.86% and 12.13%, respectively) and that Mr. Khan and Mr. Kuzmichev are no longer shareholders in LetterOne. In October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman and Petr Aven, as well as Andriy Kosogov, who is also a shareholder in LetterOne (holding approximately 47.24% of LetterOne’s shares based on a LetterOne memorandum dated May 24, 2022 and updated February 28, 2023, October 1, 2023 and April 25, 2024).

These sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on VEON as these individuals are not part of the Company’s corporate governance mechanisms nor are they able to exercise any rights regarding VEON (among other things). Neither has VEON been named as a target of U.S., EU or UK sanctions as a consequence of LetterOne being a 45.46% shareholder in VEON (as of December 31, 2024). Likewise, while LetterOne has certain ultimate beneficial owners that are the target of sanctions, LetterOne has not itself been named as a target of sanctions. However, there can be no assurance that VEON or LetterOne would not become the target of future sanctions or that certain other beneficial owners of LetterOne would not be sanctioned in the future. If we become the target of U.S., EU or UK sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our securities. Our operations, access to capital and the price of our securities would also be severely negatively impacted as a result.

As a result of the association of Designated Persons with our largest shareholder, even after the sale of our Russian operating company PJSC VimpelCom and its subsidiaries (collectively, our “Russian Operations”), the sanctions against certain of our beneficial owners have continued to pose challenges to our business and operations, including harm to our reputation. Certain multinational companies and firms have chosen of their own accord to cease transacting with all Russia-based or Russian-affiliated companies or those that they perceive to be affiliated with Russia (i.e. self-imposed sanctions), because of the war and we may continue to be impacted by these actions as a result of the association of the Designated Persons with our largest shareholder. For example, we face challenges and at times delays in conducting routine business operations with entities subject to the jurisdictions of relevant sanctions regimes, including international financial institutions, international equipment suppliers and other international service providers, which can impact our ability to raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. In addition, we face increased challenges when engaging with international financial institutions as a result of the issuance of Executive Order 14114 in December 2023, which amended Executive Order 14024, to authorize the U.S. Secretary of the Treasury to impose sanctions on non-US financial institutions in the event it determines such institutions have conducted or facilitated any significant transaction or transactions, or provided any service, involving companies operating in Russia’s technology sector among other sectors. While we do not believe the nature of any remaining ties that we have with VimpelCom, including our Beeline license, falls within the scope of such sanctions, international financial institutions could take a position that VimpelCom operates in Russia’s technology sector, and therefore, decline to process any transactions involving VimpelCom, directly or indirectly. However, some third parties (including financial institutions and firms providing external auditing services), have chosen to revisit their relationships with us and work with us again following the successful completion of the sale of our Russian Operations.

To the extent that the ongoing war in Ukraine continues or further escalates, the list of companies and firms refusing to transact with companies they determine or perceive to be Russian or Russian-affiliated, including as a result of those companies’ ultimate beneficial owners, may continue to grow. For more information, see “Our operations, access to capital, and the price of our securities may be negatively impacted by the association of Designated Persons with our largest shareholder”.

Furthermore, the government of Russia has introduced countermeasure sanctions which have subjected or could subject our legal entities and employees in Ukraine to restrictions or liabilities, including capital controls, international funds transfer restrictions, asset freezes, nationalization measures or other restrictive measures.

Reputational harm

While we have not been named as, and have concluded that we are otherwise not, the target of the U.S., UK, EU or Ukraine’s sanctions, including as a consequence of LetterOne’s shareholding, we may still experience reputational harm as a result of the association of Designated Persons with our largest shareholder. See— “The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects—Sanctions and export control actions” for more information. Even after the sale of our Russian Operations, we have suffered and may continue to suffer reputational harm. Moreover, notwithstanding this sale, many multinational companies and firms, including certain of our service providers, partners and suppliers, have chosen of their own accord to cease transacting with us along with all Russia-based or Russian-affiliated companies or those that they perceive to be affiliated with Russia (i.e. self-imposed sanctions), as a result of the ongoing war in Ukraine. In addition, even where multinational companies and firms are willing to transact with us, we have been and may continue to be subject to lengthy due diligence processes that at times cause significant delays in the transaction process. To the extent that the ongoing war in Ukraine continues or further escalates, the list of companies and firms refusing to transact with companies they determine or perceive to be Russian or Russian-affiliated, including as a result of ultimate beneficial owners, may continue to grow.

Such actions have the equivalent effect, insofar as the ability to transact with such companies is concerned, as if the companies that are perceived to be Russia-based or Russian-affiliated companies were the target of government-imposed sanctions even when that is not in fact the reality. In the event the association of our largest shareholder continues to have an impact on certain of our operations, the inability or reduction in business with our key suppliers, business partners and other key counterparties could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects and price of our securities.

Nationalization risks and Ukrainian government action

Due to our LetterOne shareholdings, our Ukrainian business and network infrastructure are subject to nationalization risks and adverse executive, legislative and judicial action by the Ukrainian authorities. It is possible that the Ukrainian authorities may continue to propose or implement further measures, including sanctions targeting companies that have Russian shareholders, and any such measures or similar measures, if applied in relation to our Ukrainian subsidiaries, could lead to the involuntary deconsolidation of our Ukrainian subsidiaries, a loss in our assets and/or significant disruption to our operations, which would have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects. Below is a summary of certain actions and risks which we anticipate could affect our business.

While VEON has conducted and continues to conduct significant government affairs efforts to mitigate the following risks, there can be no assurance that these efforts will be successful.

Nationalization legislation and actions

In May 2023, pursuant to existing Ukrainian nationalization laws (the “Nationalization Laws”), the President of Ukraine signed an initial package of restrictive measures relating to 41 entities, including against Zaporizhstal, one of Ukraine’s largest metallurgical companies, due to Russian ownership in the company’s structure. Furthermore, as part of the measures adopted by Ukraine in response to the ongoing war with Russia, amendments to the Nationalization Laws have been approved by the Ukrainian Parliament and, as of December 31, 2024, are awaiting signing by the President of Ukraine (the “Nationalization Laws Amendments”). Among other things, the Nationalization Laws Amendments extend the definition of “residents” whose property in Ukraine (whether owned directly or indirectly) can be seized under the Nationalization Laws to include property owned by the Russian state, Russian citizens, other nationals with a close relationship to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or is controlled or managed by any of the individuals identified above. It is currently unclear when the President of Ukraine will sign the Nationalization Laws Amendments into law, if at all. Separately, in April 2023, the Ukrainian Parliament approved measures to allow for the nationalization of Sense Bank (previously known as Alfa Bank), one of Ukraine’s largest commercial banks, on the basis that Sense Bank is a systemically important bank in Ukraine and it had shareholders that were sanctioned by Ukraine, including Mikhail Fridman and Petr Aven, who are shareholders in LetterOne.

Government powers under martial law

In November 2022, the Ukrainian government invoked martial law, which, among other things, allows the Ukrainian government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. In February 2024, the government announced an extension of the martial law period to May 14, 2024. Since then, the martial law period has been continuously extended without interruption. The latest extension, signed into law on February 5, 2025, extends the martial law period until May 9, 2025. The Ukraine Security Council Secretary indicated that, at the end of the application of martial law, assets which the Ukrainian government has taken control of pursuant to the martial law can be returned to their owners or such owners may be appropriately compensated. Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Ukraine to VEON, prohibitions on renting state property and land, prohibitions on participation in public procurement impacting B2G revenue and restrictions on making payments abroad, including to foreign suppliers (with a small number of exceptions expressly provided by law, or on the basis of separate government approvals). Currently, it is not possible to predict how long the martial law in Ukraine will last or how long the restrictions will last. There can be no assurance that the Ukrainian authorities will not further extend or use their powers under martial law in ways that will materially and adversely affect our operations and financial condition. Likewise, there is no assurance that we will be able to obtain any separate government approvals for foreign payments and our ability to make dividend payments from our Ukrainian operations could continue to be restricted for some time.

Corporate rights seizure

On October 6, 2023, the Security Services of Ukraine announced that the Ukrainian courts had frozen all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he held a beneficial interest, while criminal proceedings were initiated in Ukraine against Mikhail Fridman, which are unrelated to VEON or any of our subsidiaries, and are in progress. We received notification from our local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries had been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and

(iv) 69.99% of Helsi Ukraine. The freezing of these corporate rights prevents any transactions involving our shares in such subsidiaries from proceeding. On October 30, 2023, we announced that two appeals had been filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company and requesting the lifting of the freezing of our corporate rights. In December 2023, the court rejected the appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freezing of corporate rights in Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in Ukraine Tower Company, Kyivstar.Tech and Helsi Ukraine (together, the “Other Ukrainian Subsidiaries”). On November 29, 2024 the Shevchenkivskyi District Court of Kyiv ruled in favor of the request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar, and 100% of VEON’s corporate rights in Ukraine Tower Company, Kyivstar.Tech and Helsi Ukraine (for which 69.99% was frozen by the Ukrainian courts). The decision fully removed the restrictions on VEON’s corporate rights imposed by the Ukrainian courts on our wholly owned subsidiary Kyivstar and 100% of VEON’s corporate rights in its Other Ukrainian Subsidiaries. Following the decision of the Shevchenkivskiy District Court of Kyiv, VEON continues to work with the local Ukrainian custodian to remove any remaining restrictions in respect of corporate rights in the Other Ukrainian Subsidiaries, however, there can be no assurance that such removal will be achieved and we cannot rule out the possibility that Ukrainian courts may in the future freeze, or impose the same or different restrictions on, our corporate rights in Kyivstar and our Other Ukrainian Subsidiaries.

For further information on the freezing of VEON’s corporate rights in Kyivstar and the legal actions the Company is taking to challenge the freeze, see Note 1— General Information about the Group—Freezing of corporate rights in Kyivstar.

Amending sanctions legislation

Furthermore, in April 2024, draft amendments to the Law of Ukraine “On Sanctions” of August 14, 2014 were introduced in the Ukrainian Parliament (the “Sanctions Law Amendments”), which could be applicable to our subsidiaries in Ukraine. Under the proposed Sanctions Law Amendments, the Ukrainian government may petition the relevant Ukrainian court to confiscate 100% of the corporate rights in any Ukrainian company if a person sanctioned by Ukraine, directly or indirectly holds a stake in such company, regardless of the percentage of the stake or the manner in which it is held. Following such confiscation, shares in such companies that are attributable to non-sanctioned persons would be held in escrow and would eventually be redistributed to such non-sanctioned persons upon application for redistribution. The voting and dividend rights of non-sanctioned persons would be suspended from the moment the shares are placed into escrow until redistribution. If non-sanctioned persons fail to apply for formalization of their ownership within five years from the confiscation, their shares would be transferred to the state of Ukraine without compensation. In August 2024, the Sanctions Law Amendments were withdrawn but the possibility cannot be excluded that similar proposals may be introduced in the Ukrainian Parliament at a later date. Further, on January 14, 2025, the Ukrainian government registered in the Parliament the Draft Law on Amendments to the Criminal Code of Ukraine and the Criminal Procedure Code of Ukraine and the Law of Ukraine "On Sanctions" regarding the establishment of liability for violation of special economic and other restrictive measures. Under the proposed laws certain actions pertaining to the violation and circumvention of certain sanctions restrictions would be criminally punishable. As of March 31, 2025, the law remains under review by the Ukrainian Parliament.

Government prosecution

Finally, according to press reports, on September 25, 2024, the Ministry of Justice of Ukraine filed a suit with the Ukraine High Anti-Corruption Court seeking confiscation of the shares in various companies related to Mikail Fridman, Petr Aven and Adriy Kosogov and the company Rissa Investments Limited, in which certain of these individuals hold an interest. None of the shares reported to be targeted by such action are related to VEON or any of our subsidiaries. However, we cannot rule out the possibility that our Ukrainian subsidiary may be the target of, or may otherwise be impacted by, similar actions against the aforementioned LetterOne shareholders, given the previous restrictions on our corporate rights in Kyivstar and our other Ukrainian subsidiaries as a result of LetterOne’s VEON shareholdings.

Our independent auditors have included a going concern emphasis paragraph in their opinion as a result of the effects of the ongoing war in Ukraine.
The consolidated financial statements included in this Annual Report on Form 20-F have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Due to the unknown duration and extent of the ongoing war in Ukraine and the uncertainty of further sanctions in response to the ongoing war that may be imposed, there are material uncertainties related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by U.S. Public Company Accounting Oversight Board standards) on our ability to continue as a going concern. These material uncertainties relate to our ability to maintain our financial and non-financial debt covenants and positive equity levels, potential new sanctions and export controls imposed by the United States, European Union, and United Kingdom that could further impact our liquidity position and ability to attract new financing or our ability to source relevant network equipment from vendors as well as VEON’s financial performance as a whole. After evaluating the uncertainties mentioned above and other conditions and events discussed in Note 25—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements in the aggregate, our independent registered public accounting firm, in its report on our consolidated financial statements as of and for the year ended December 31, 2024, has emphasized management’s conclusion on Note 25—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements that there is substantial doubt about our ability to continue as a going concern for at least 12 months after the date that the consolidated financial statements included in this Annual Report on Form 20-F have been issued. Although we have taken a number of measures to protect our liquidity and cash provisions, given the uncertainty and exogenous nature of the ongoing war in Ukraine and potential for further sanctions and counter-sanctions, and future imposition of external administration over our Ukrainian operations in particular, there can be no assurance that we will be successful in implementing these initiatives or that the contingencies outside of our control will not materialize. See Note 25—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements for a more detailed discussion of the going concern emphasis paragraph.

From time to time, we recognize impairment charges in respect of our CGUs, some of which can be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest.

We have incurred, and may in the future incur, substantial impairment charges as a result of significant differences between the actual performance of our operating companies and the forecasted projection for revenue, adjusted EBITDA and/or capital expenditures, which leads to a write-down of the value of our non-current assets, including property and equipment and intangible assets. The possible consequences of financial, economic or geopolitical crises, including the ongoing war in Ukraine war and political transition in Bangladesh, and the impact such crises may have on customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants in the market, regulatory adjustments in relation to changes in consumer prices and our ability to adjust costs and investments in response to changes in revenue, may also adversely affect our forecasts and lead to a write-down of tangible and intangible assets, including goodwill.

We regularly test our property and equipment and intangible assets for impairment by calculating the fair value less cost of disposal (“FVLCD”) for our CGUs to determine whether any adjustments to the carrying value of CGUs are required. Our assessment of the FVLCD of our CGUs involves estimations about the future performance of the CGU. Accordingly, such estimates can be sensitive to significant assumptions of projected discount rates, EBITDA growth, projected capital expenditures, long-term revenue growth rate and related terminal values. We assess, at the end of each reporting period, whether there exist any indicators (“triggers”) that indicate an asset may be impaired (e.g, asset becoming idle, damaged or no longer in use). If there are such indicators, we estimate the recoverable amount of the asset. Goodwill is tested for impairment annually (on September 30) or when circumstances indicate the carrying value may be impaired. We determined there were no other impairments for the year ended December 31, 2024.

During July and August 2024, our Bangladesh subsidiary and other network providers experienced network outages and blockages in connection with mass protests, civil unrest and riots that resulted in the fall of the government of Prime Minister Sheikh Hasina and the establishment of an interim government. The political unrest has negatively impacted the population’s spending appetite and influenced telecom spending patterns, while increased operation costs for the business unit identified indicators of an impairment event with respect to our Bangladesh CGU in the third quarter of 2024. Management performed its annual impairment testing of goodwill as of September 30, 2024 and also tested non-goodwill CGU’s for impairment as of the same date. The quantitative and qualitative assessments and valuation tests required to determine the estimated financial impact of such triggers in Bangladesh during the third quarter of 2024 concluded no impairment or reversal of impairment for the Bangladesh CGU or any of our CGUs for the period ended September 30, 2024, however, we cannot rule out the possibility that similar financial, economic or geopolitical crises may again arise in Bangladesh, or another one of our operating markets, that may require adjustments to the carrying value of the related CGU, see Note 12—Impairment of Assets and Note 14—Intangible Assets to our Audited Consolidated Financial Statements for further detail. The circumstances in Bangladesh could also impact our assessment relating to the recognition and recoverability of our deferred tax assets in Bangladesh. See “Changes in tax treaties, laws, rules or interpretations, including our determination of the recognition and recoverability of deferred tax assets, could harm our business, and the unpredictable tax systems and our performance in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax and business decisions” for more information.

For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 11—Held for Sale and Discontinued Operations, Note 12—Impairment of Assets and Note 14—Intangible Assets to our Audited Consolidated Financial Statements. For a discussion of the risks associated with the markets where we operate, see —The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline, —Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks and —The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects.

We are exposed to foreign currency exchange risks.

A significant amount of our costs, expenditures and liabilities, including capital expenditures and borrowings, is denominated in U.S. dollars, while our operating revenue is denominated in Ukrainian hryvnia, Pakistani rupee, Kazakhstani tenge, Bangladeshi taka and the Uzbekistani som. Declining values of these currencies against the U.S. dollar could make it more expensive to repay U.S.-dollar denominated debt, purchase equipment or services denominated in U.S. dollars, and exchange cash reserves in one currency for use in another jurisdiction for capital expenditures, operating costs and debt servicing. In addition, our operating metrics, debt coverage metrics and the value of some of our investments in U.S. dollar terms are affected by foreign currency translations. In recent years, greater inflation in our local currencies relative to the U.S. dollar have negatively impacted our results in U.S. dollar terms. When a local currency depreciates against the U.S. dollar in a given period, the results of such business expressed in U.S. dollars will be lower period-on-period, even assuming consistent local currency performance across the periods.

We primarily generate revenue in currencies which have historically experienced greater volatility than the U.S. dollar. For example, the value of the Ukrainian hryvnia experienced significant volatility following the outbreak of the war in Ukraine. The National Bank of Ukraine initially fixed the Ukrainian hryvnia to a set rate of 29.25 to the U.S. dollar in February 2022. Subsequently, in July 2022, it then fixed to a set rate of 36.57 to the U.S. dollar, representing a devaluation of 25%, which it later removed in October 2023, replacing it with a more flexible exchange rate. The National Bank of Ukraine will continue to seek to significantly limit exchange-rate fluctuations, in order to prevent both a significant weakening and a significant strengthening of the Ukrainian hryvnia and we cannot be certain that the Ukrainian hryvnia will be pegged to the U.S. dollar at a later date. Furthermore, we could be materially adversely impacted by a further decline in the value of the Ukrainian hryvnia against the U.S. dollar due to the decline of the general economic performance of Ukraine (including as a result of the continued impact of the war with Russia), investment in Ukraine or trade with Ukrainian companies decreasing substantially, the Ukrainian government experiencing difficulty raising money through the issuance of debt in the global capital markets or as a result of a technical or actual default on Ukrainian sovereign debt.

In addition to the Ukrainian hryvnia, the values of the Pakistani rupee, Kazakhstani tenge, Uzbekistani som and Bangladeshi taka have experienced significant volatility in recent years in response to certain political and economic issues, including the recent global inflationary pressure. Such volatility may continue and result in sustained depreciation of these currencies against the U.S. dollar, alternated by periods in which these currencies may stabilize or appreciate against the U.S. dollar. We have also seen the currencies of the countries in which we operate experience periods of high levels of inflation from high state budget expenditures, the global rise in prices for goods, increased political instability, climate and war-related impacts, and energy grid shortages which all resulted in high inflation rates in 2023 and 2024 and continued in 2025. For example, throughout the period, Bangladesh experienced rising inflation rates with annual inflation peaking at 11.66% in July, 2024 according to the Central Bank of Bangladesh which adversely impacted the cost of living and spending power in the country. Inflationary pressures can exacerbate the risks associated with currency fluctuation with respect to a given country. Our profit margins in countries experiencing high inflation could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, manifested in inflationary increases in salary, wages, benefits and other administrative, supply and energy costs, and such price increases may be difficult with our mass market and price-sensitive customer base. See—“The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline” for further discussion.

To counteract the effects of these foreign currency exchange risks, we engage in certain hedging strategies, to the extent possible, in our operating jurisdictions in respect of the local currencies. However, our hedging strategies may prove ineffective if, for example, exchange rates fluctuate in response to legislative or regulatory action by a government with respect to its currency. For more information about our foreign currency translation and associated risks, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations, Item 11—Quantitative and Qualitative Disclosures about Market Risk and Note 19—Financial Risk Management to our Audited Consolidated Financial Statements.

Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.

Our operations are located in frontier markets. Investors should fully appreciate the significance of the risks involved in investing in a company exposed to frontier markets and are urged to consult with their own legal, financial and tax advisors. Frontier market governments and judiciaries often exercise broad discretion and their economic policies and regulatory frameworks are susceptible to rapid change. Furthermore, we operate in a number of jurisdictions that pose a high risk of potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws, based on measurements such as Transparency International’s Corruption Perception Index. The political and economic relations of our countries of operation are often complex and have resulted, and may in the future result, in wars and political upheaval, which could materially harm our business, financial condition, results of operations, cash flows or prospects. For example, in July and August 2024, our business operations in Bangladesh experienced data network shutdowns during weeks of anti-government protests that ousted long-serving Prime Minister Sheikh Hasina and the subsequent establishment of an interim government in Bangladesh. In Ukraine, at the onset of the war, our ability to provide services has been impacted due to power outages and damage to our infrastructure. Local authorities may also order our subsidiaries to temporarily shut down part or all of our network due to actions relating to military conflicts or nationwide strikes. Such political volatility in the countries in which we operate may adversely affect our ability to operate effectively, expose us to potential expropriation of assets, and result in unpredictable regulatory changes. Additionally, the economic environment may suffer from decreased foreign investment and increased inflation, further complicating our operational landscape. See also —The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects.

The economies of frontier markets are also particularly vulnerable to market downturns and economic slowdowns in the global economy. As has happened in the past, a slowdown in the global economy or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies in the short- and long-term. In addition, turnover of political leaders or parties in frontier markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a greater extent than turnover in developed countries and any of these developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business. Such events could also create uncertain regulatory environments, which, in turn, could impact our compliance with license obligations and other regulatory approvals. For example, the mass protests, civil unrest and riots which resulted in the fall of the government of Prime Minister Sheikh Hasina and the establishment of an interim government in July and August 2024 has affected the political and economic environment in the country (including high inflation peaking at 11.66% in July 2024 according to the website of the Central Bank of Bangladesh), and in particular has negatively impacted the population’s spending appetite and influenced telecom spending patterns which has negatively impacted our results of operation for the relevant period.

The nature of much of the legislation in frontier markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal and regulatory systems in frontier markets result in ambiguities, inconsistencies and anomalies in terms of enforcement and interpretation. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties.

Many of the frontier markets in which we operate are susceptible to experiencing significant social unrest or military conflicts. Our ability to provide service in Ukraine following the onset of the war with Russia has been impacted due to power outages and damage to our infrastructure. Similarly, our subsidiary in Pakistan has also been ordered to shut down parts of its mobile network and services from time to time due to the security or political situation in the country. For example, the Pakistan Telecommunications Authority directed mobile network providers to suspend data services nationwide on February 8, 2024 (election day) and again on April 21, 2024 (by-election day). Further, in July and August 2024, our subsidiary in Bangladesh experienced data network shutdowns during weeks of anti-government protests that toppled long-serving Prime Minister Shiekh Hasina, and the subsequent establishment of an interim government in Bangladesh. Local authorities may also order our subsidiaries to temporarily shut down part or all of our networks due to actions relating to military conflicts or nationwide strikes. Furthermore, governments or other factions, including those asserting authority over specific territories in areas of war, could make inappropriate use of our networks, attempt to compel us to operate our network in war zones or disputed territories or force us to broadcast propaganda or illegal instructions to our customers or others (and threaten consequences for failure to do so). This could materially harm our business, financial condition, results of operations, cash flows or prospects.
Social instability or spread of violence in the countries in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority, and a a rise in potential nationalizations or expropriations by governments. These sentiments and adverse economic conditions could lead to restrictions on foreign ownership of companies in the telecommunications industry or nationalization, expropriation or other seizure of certain assets or businesses. In most of the countries in which we operate, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, may continue to be required to expend resources to seek redress for such measures, and may not receive adequate compensation if in the future the governments decide to nationalize or expropriate some or all of our assets. In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military war.

The banking and other financial systems in our countries of operation also tend to be less developed and less regulated, compared to more mature economies, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent application. Uncertain banking laws may also limit our ability to attract future investment in these countries. Such banking risks cannot be completely eliminated by diversified borrowing and conducting credit analyses. In addition, underdeveloped banking and financial systems are more susceptible to a banking crisis, which would affect the capacity for financial institutions to lend or fulfil their existing obligations, or lead to the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds, and could result in the loss of our deposits, the inability to borrow or refinance existing borrowings or otherwise negatively affect our ability to complete banking transactions in these countries.
In addition, the central banks and governments in the markets in our countries of operation may also restrict or prevent international transfers, or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including paying dividends and third-party suppliers. Furthermore, banks (especially those in our operating countries) have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of local currency financing and refinancing of existing borrowings in these countries. For example, in Bangladesh we could face difficulty renewing or obtaining new short term facilities due to efforts by the Central Bank of Bangladesh to streamline the banking industry which may cause local banks to be more conservative in their lending patterns. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, which could harm our business, financial condition, cash flows, results of operations or prospects.

The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.

As a global telecommunications company operating in frontier markets, our operations are particularly exposed to global macroeconomic risks (including inflationary pressures), geopolitical developments and unexpected global events, which tend to affect the economies of our operating markets more sharply than developed economies. For more on risks associated with investing in frontier markets, see above in “—Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.” Such events are more likely to result in depreciation of the respective local currency relative to the U.S. dollar, and thus lead to the effects discussed above in “—We are exposed to foreign currency exchange risks.”

Unfavorable economic conditions in our markets can negatively impact our customers’ financial position, which can in turn affect their spending patterns and usage of our products. During such downturns, it may be more difficult for us to grow our business, either by attracting new customers or by increasing usage levels among existing customers, and it may be more likely that customers will downgrade or disconnect their services, making it more difficult for us to maintain ARPUs and subscriber numbers at existing levels. In addition to the potential impact on revenue, ARPUs, cash flow and liquidity, such economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures, refinance existing indebtedness or meet unexpected financial requirements. See —Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.

Adverse global developments, such as wars, terrorist attacks, natural disasters and pandemics, have impacted and will continue to impact the global economy and thus our business, financial condition, results of operations, cash flows or prospects. Outside of the ongoing war in Ukraine, we are exposed to other geopolitical and diplomatic developments that involve the countries in which we operate. For example, political unrest and civil disturbances in Bangladesh during the summer of 2024 resulted in our subsidiary experiencing data network shutdowns that disrupted our operations and, along with other factors caused a decline in Banglalink’s subscriber base and revenue which impacted our operating results during that period. More recently, in October 2024, significant political unrest in Pakistan marked by widespread protests and government crackdowns resulted in the government imposing internet shutdowns and throttling network speeds which impacted the operations of our Pakistan subsidiary.

In addition, rising energy, food and other commodity costs as well as housing and transportation, as a result of, among other things, the ongoing war in Ukraine, have resulted in many countries across the world experiencing high levels of inflation and lower corporate profits, causing increased uncertainty about the near-term macroeconomic outlook as central bank interest rates are being raised to combat the high inflation. The increasing price of fossil fuels and uncertainty regarding inflation rates are expected to have broader adverse effects on many of the economies in which we operate and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. Additionally, in April 2025, the U.S. announced tariffs on imports from all countries including a 10% baseline tariff on all imports and higher “reciprocal” tariffs on imports from countries with significant trade deficits. Subsequently, the U.S. government declared a 90-day pause on all reciprocal tariffs, except those on imports from China. In response to these baseline tariffs and initially announced reciprocal tariffs, other countries may impose, and some have already imposed or announced, retaliatory tariffs and other measures on U.S. imports. It remains uncertain whether these countries will reverse or pause their actions following the 90-day pause announcement. These developments have impacted and will further impact global supply chains and economic conditions worldwide and particularly in the countries in which we operate, some of whom had high reciprocal tariffs initially announced. This may lead to increased costs of goods in our countries of operations, further exacerbating inflationary pressures and economic uncertainty, which may in turn negatively affect our customers’ spending patterns, including their spending on our services.

Our financial performance has been and may also continue to be affected by macroeconomic issues more broadly, including risks of inflation, deflation, stagflation, recessions, sovereign debt levels and the stability of currencies across our key markets and globally. Global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, the war in Ukraine, the war between Israel and Hamas, the escalation of the conflict between Israel and Iran, the March 2023 banking crisis and the resulting closure of certain financial institutions by regulators, and political instability. These events have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels, and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on customer demand, our business, financial condition and results of operations and its our ability to access capital on favorable terms, or at all, and we could be negatively impacted as a result of such conditions and consequences. If current levels of market disruption and volatility continue or increase, we might continue to experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

We operate in highly competitive markets and as a result may have difficulty expanding our customer base or retaining existing customers.

The markets for telecommunications products in the economies in which we operate are highly competitive in nature. Competition may be intensified by further consolidation of or strategic alliances among our competitors, as well as new entrants in our markets. Our strategy is aimed at mitigating against competitive risks by focusing on not only the growth in the number of connections, but also increasing the engagement of and ways of interacting with customers, therefore increasing the revenue generation potential of each of our customers. However, our financial performance has been and will continue to be impacted by our success in adding, retaining and engaging our customers. If our customers do not find our connectivity and digital services valuable, reliable or trustworthy, or otherwise believe competitors in our markets can offer better services or better value for money, we may have difficulty retaining and engaging customers, see Item 4.B— Business Overview.

Although we believe our growing digital offerings may counteract these concerns to some extent there is a risk that our digital strategies may not be successful in driving higher customer engagement and creating revenue diversification, particularly if customers become more cost conscious or opt for more basic services, or as a result of global macroeconomic conditions, geopolitical developments and unexpected global events. For more on how global macroeconomic conditions, geopolitical developments and unexpected global events impact consumer spending see above —The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline. Further, even if our broader digital strategies are successful, our telecommunications and infrastructure business, which accounted for 88.5% and 92.4% of our revenues as at the year ended December 31, 2024 and December 31, 2023, respectively, will continue to be vulnerable to these risks.

Each of the items discussed immediately below regarding the competitive landscape in which we operate could materially harm our business, financial condition, results of operations, cash flows or prospects:

•society or industry-wide developments or technological advancements creating fundamental changes to customer behavior, customer purchasing power and the accessibility of the services we provide;
•regulatory or competitive practices encouraging price-based competition or price caps;
•with the increasing pace of technological developments, including new digital technologies and regulatory changes impacting our industry, we cannot predict future business drivers with certainty and we cannot assure you that we will adapt to these changes at a competitive pace (for more on this risk, see —We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business);
•we may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones that may include lower tariffs, lower fees for digital services, handset subsidies or increased dealer commissions;
•in more mature or saturated markets, there are limits on the extent to which we can continue to grow our customer base, and continued growth of our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish;
•we may be unable to deliver better customer experience relative to our competitors or our competitors may reach customers more effectively through better use of digital and physical distribution channels, which may negatively impact our market share;
•as we expand the scope of our services, such as new networks, fixed-line residential and commercial broadband, cloud services, DFS offerings (which encompasses a variety of financial services), content streaming, digital health and other services, we may encounter a greater number of competitors that provide similar services;
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
•reduced demand for our traditional voice and messaging services, commoditization of data and development of services by application developers (i.e., OTT players) could impact our future profitability;
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
Our core growth strategies of expanding our digital offerings and investing in 4G connectivity in our markets may not be successful

4G-based growth in mobile connectivity, digital services and increasing our customers’ spend in line with a broader spectrum of services provided are central to our growth strategy. Since 4G penetration across our markets is low compared to mature economies, we invest in expanding the coverage of 4G networks and improving the quality of the mobile voice and data experience, including through partnerships where relevant. Our 4G deployment is coupled with other strategic initiatives that result in a reduction of the mobile internet usage gap among populations already within mobile data coverage, such as increased affordability, increased smartphone penetration and use of content. Our capex intensity was 20.6% (18.7% excluding Ukraine) in 2024 compared to 17.6% (17.2% excluding Ukraine) in 2023 as our investments in 4G network roll outs continued throughout the year. While we aspire to keep our capex intensity between 17-19% in 2025, we may need to invest more heavily than anticipated to capture the growth opportunities available in some of our markets.

However, barriers to 4G smartphone adoption in some of our markets, including:
•upfront costs and heavy taxation of smartphones;
•price-based competition adopted by some of our competitors;
•import restrictions;
•potential introduction of excessive quality-of-service requirements;
•potential limitations on provision of digital services by connectivity providers;

• regulatory expectations around the premature adoption of 5G in some of our markets; and
•highly regulated and often bureaucratic and slow moving licensing and regulatory regimes, are among the risks we face in the execution of this strategy.

We are also focused on growing and nurturing digital businesses at VEON group companies. Since 2021, our operating companies have been executing our “digital operator 1440” model aiming to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only the market share of our telecommunications operators pursuant to our “multi-play” strategy, but also grow the relevance and the wallet share of our businesses by delivering value via mobile entertainment, mobile health, mobile education, and mobile financial services, etc. However, as a result of the barriers mentioned above or other unforeseen risks, we may not be able to grow our digital businesses as we aspire to, meaning that we will not achieve the expected return on investment for our 4G network rollouts. As of December 31, 2024, our direct digital revenue was 11.5%. Complementing our “digital operator 1440” model is our “asset-light” strategy through which we seek to maximize operational efficiency by disposing of our network infrastructure through sales of our tower assets and other M&A activity, such as the sale of TNS+ (a Kazakh wholesale telecommunications infrastructure services provider) in which the Company held a 49% stake until the closing of the sale in 2024. In December 2024, our subsidiary PMCL also entered into an amalgamation agreement, subject to the receipt of customary legal and regulatory approvals, with Engro Corporation Limited (“Engro Corp”) under which our infrastructure assets will vest into Engro Connect, a subsidiary of Engro Corp., PMCL is expected to continue leasing the tower infrastructure from Engro Connect under a long-term agreement. However, the implementation of this asset-light strategy is not without risks, including high transaction costs (including external advisor service fees) and the inability to recover associated investment costs or realize anticipated synergies, costly and inconvenient delays that have the potential to disrupt our operations or delay the realization of expected business outcomes, regulatory scrutiny and hurdles which may also cause untimely delays and the diversion of management attention from core business operations, and other potential risks. Selling our tower infrastructure and subsequently entering into service or lease agreements for their use may result in increases in operational costs and service disruption if third party operators fail to perform their obligations in accordance with the terms of the relevant agreements. Additionally, we may not be able to negotiate equally favorable terms upon renewal of the lease and other service arrangements, which may result in increased costs or decreased quality of service which could negatively impact our operations. Further, the development of proprietary digital applications and services also requires investment in capital and research and development as well as skilled personnel such as software developers, the cost of which we may not be able to recover if the resulting digital products and services do not realize the expected return or are otherwise unprofitable or unsuccessful. Digital products may also become obsolete or outdated with rapid technological advancements compared to the time it takes to develop and market such products which will limit realized returns on our investment. We may also lose customers to competitors who develop competitive products due to the ease of switching between certain digital products and services.

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

It is possible that the technologies or equipment we use today will become obsolete or subject to competition from new generation technologies for which we may be unable to deploy or obtain the appropriate license, in a timely manner or at all. Also, in some of our markets, if our current licenses and spectrum do not account for 5G technology we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all.

Technological change is also impacting the capabilities of equipment our customers use, such as mobile handsets, and potential changes in this area may reduce demand for our services in the future. Implementing new technologies also requires substantial investment and there can be no guarantee that we will generate our expected return on any such investments. We may be unable to develop or maintain additional revenue market share in markets where the potential for additional growth of our customer base is limited, given existing market share, and we may incur significant capital expenditures as our customers demand new services, technologies and increased access.

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
Our primary source of revenue comes from prepaid mobile customers, who are not required to enter into long-term fixed contracts, and we cannot be certain that these customers will continue to use our services and at the usage levels we expect. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and such customers can cancel our postpaid contracts with limited advance notice and without significant penalty. For example, as of December 31, 2024, approximately 98% and 76% of our customers in Pakistan and Ukraine, respectively, were on prepaid plans. Furthermore, as we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue in a given market could harm our business, financial condition, results of operations, cash flows or prospects.
Liquidity and Capital Risks

As a holding company, we rely on the performance of our operating subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd. to maintain our desired liquidity buffer and service Group-level spend.

VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries and, as a result, VEON Ltd. depends on cash dividends, distributions, management fees, loans or other transfers received from its subsidiaries to service Group level obligations, such as HQ employee costs, transaction fees and other expenses, dividend payments to its shareholders, service interest and principal payments in respect of the indebtedness incurred at its intermediate holding companies, and to meet any other obligations. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. is not guaranteed, as it depends on the success of their businesses and may be restricted by applicable corporate, tax and other laws and regulations. Such restrictions include restrictions on dividends, limitations on repatriation of cash and earnings and on the making of loans and repayment of debts, monetary transfer restrictions, covenants in our financing agreements, and foreign currency exchange controls and related restrictions in certain agreements or certain jurisdictions in which VEON Ltd.’s subsidiaries operate or both. Furthermore, VEON Ltd.’s ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners, where applicable, and currency controls within the countries in which we operate. For more information on the legal and regulatory risks associated with our markets and restrictions on dividend payments, see—Regulatory, Compliance and Legal Risks— We are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments.

In addition, capital controls and other restrictions, including limitations on payment of interest, dividends or international funds transfers, along with punitive taxes and penalties targeted at foreign entities, may also impact our liquidity and ability to comply with certain of the covenants under our debt and financing agreements, see — Our existing indebtedness and debt service obligations may negatively impact our cash flow. Following the onset of the war in Ukraine, capital controls were introduced by the National Bank of Ukraine on February 24, 2022, in connection with the declaration of martial law. These controls prohibit our Ukrainian subsidiaries from making any interest payments to us and severely limit or restrict dividend payments to us or the transfer of foreign currency to entities outside of Ukraine and are expected to last for the duration of the application of martial law. Currently, it is not possible to predict how long martial law in Ukraine will last. As a result of the above, we do not expect to receive interest or meaningful dividend payments from our Ukrainian operations in the foreseeable future. See —Market Risks—Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a further discussion of the risk of deconsolidation. Similarly, at times, our local operating subsidiaries depend on support received from us through cash generated in other jurisdictions or through debt incurred at the Group level to make capital expenditures, service debt or to meet other obligations. The ability of an operating subsidiary to receive from, or make a transfer to, another Group entity can be limited by cash restrictions imposed by governments or restrictions in private contracts. The inability to make payments and/or transfer funds within the Group could limit or prohibit the payment of cash dividends, distributions, the repayment of indebtedness or payment of debt servicing obligations and thus could result in a default under any such instruments.

Furthermore, as part of our “asset light” strategy, we are focused on exploring opportunities to monetize our network infrastructure. As these transactions are completed, funds may be received by the Group. However, network infrastructure tends to be highly regulated by telecommunications authorities and such transactions tend to require protracted regulatory approvals and commercial negotiation. As a result, we cannot depend on proceeds from asset sale activity to be received on a regular basis and contribute to our liquidity position.

From time to time we may need to raise additional capital at the group level or at our operating companies, which may come at significant cost.

To address maturities of group debt or to conduct M&A activity at the group or local level, we may need to raise additional capital, including through debt financing, which we have historically done through the international and local capital markets. The cost of raising additional capital at the group level is affected by the amount of indebtedness and debt service obligations we have at the relevant time and the strength of our credit rating given to us by rating agencies, as well as by general market conditions at the time. In March 2024, Fitch and S&P each published their assigned credit ratings to VEON, after withdrawing publication in 2022 due to our then-significant Russian Operations. If VEON’s credit ratings were lowered or withdrawn again in the future, it could negatively impact our ability to utilize the capital markets to secure credit or funding. Whilst we have secured new funding in March 2025, there is no guarantee that in the future we will be able to access capital markets at a time and on terms favorable to us. Compared to our historical access to the capital markets, without the Russian Operations we are now a smaller company with a different credit and risk profile operating in a generally higher interest rate environment. Consequently, our borrowing costs will likely be higher in the future than in prior instances.

In addition, economic sanctions that have been imposed in connection with the war in Ukraine have also negatively affected existing financing arrangements. These sanctions may also affect our ability to secure future external financing due to an unwillingness of some banks, and other debt investors to transact with, provide loans to or purchase bonds of entities with significant indirect share ownership by Russian entities or individuals. For example, the sanctions introduced have led certain vendors and banking partners to reassess and, in some instances, to significantly scale back their services to us. See—Market Risks— The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects, for a discussion of reputational risks arising from the ongoing war. If we are unable to raise additional capital in the markets in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations.
The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.
Operating our telecommunications businesses requires significant amounts of cash to improve and maintain our networks. In some of our countries of operation, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. Our success also depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditure in the future. We cannot provide any assurance that our business will generate sufficient cash flows from operations to enable us to fund our capital expenditures or investments. The amount and timing of our capital requirements will depend on many factors over which we have little or no control, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, the status and timing of competitive developments and certain regulatory requirements. For example, if network usage develops faster than we anticipate, we may require greater capital investments in shorter time frames than originally anticipated and we may not have the resources to make such investments.

The war in Ukraine creates uncertainty regarding our capital expenditure plans in Ukraine as we need to retain more flexibility to maintain our infrastructure and respond to the war as it develops further. In addition, supply chain issues arising from the war in Ukraine, component backlogs or other issues, including but not limited to export control regulations, may result in significant increases to our costs, capital expenditure or an inability to access equipment and technology required for business continuity or expansion. Any further escalation or prolonged continuation of the war could lead to more damage to the network, changes in customer behavior, declines in gross connections and lower than expected ARPU due to the decline in the Ukrainian economy. Such factors may continue to limit our ability to fund capital expenditures in Ukraine without additional injections of capital. We may need to continue to spend a significant amount of capital to repair or replace infrastructure and other systems to ensure consistency of our services in Ukraine as the war continues.

If we do not have sufficient resources from our operations or asset sales to finance necessary capital expenditures or we are unable to access funds sufficient to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available on terms commercially sensible to us. See—“ From time to time we may need to raise additional capital at the group level or at our operating companies, which may come at significant cost” for a further discussion. We cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.

For more information on our future liquidity needs, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.

Our existing indebtedness and debt service obligations may negatively impact our cash flow.

We have substantial amounts of indebtedness and debt service obligations for which we need to maintain cash on our balance sheet to service as and when such obligations mature. As of December 31, 2024, the outstanding principal amount of our external debt for bonds, bank loans and other borrowings amounted to approximately US$3.3 billion. In addition to these borrowings, we also have lease liabilities amounting to US$1.0 billion as of December 31, 2024. For more information regarding our outstanding indebtedness and debt agreements, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness. As of December 31, 2024, we had approximately US$1.7 billion total cash and cash equivalents (including US$242 million related to banking operations in Pakistan and excluding US$30 million in Ukrainian sovereign bonds that are classified as investments), of which US$481 million was held at the HQ-level. Despite our current liquidity levels, there can be no assurance that our existing cash balances will be sufficient over the medium term to service our existing indebtedness.

In addition, some of the agreements under which we borrow funds contain covenants or provisions that impose certain operating and financial restrictions on us and may restrict our ability to raise additional debt at the Group or operating company level. Failure to comply with the covenants or provisions of the agreements may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of other indebtedness held by the Group or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse, which could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. For a discussion of agreements under which we borrow funds and a description of how that has changed since December 31, 2024, see Note 17—Investments, Debt and Derivatives and Note 24—Events After the Reporting Period to our Audited Consolidated Financial Statements.

In addition, the war in Ukraine and the developments since with respect to sanctions have limited our access to the debt capital markets in which we have traditionally refinanced maturing debt and has impacted our ability to refinance our indebtedness. As a result of the sanctions and regulations imposed following the war in Ukraine, we have in the past and will continue in the future to settle the coupon and principal of our Russian Ruble denominated notes in U.S. Dollars, subject to continued compliance with sanctions. For more information, please refer to Item 5—Operating and Financial Review and Prospects— Key Developments after the year ended December 31, 2024.

For debt denominated in U.S. dollars, we are also subject to foreign currency exchange risks, as discussed above in “—Sanctions and export control actions — We are exposed to foreign currency exchange risks”.

We are exposed to risks associated with changes in interest rates.

We have issued bonds and have bank financing at the Group level and at our operating subsidiaries that are based on floating rates, such as SOFR, the Pakistan-based KIBOR, and Bangladesh average bank deposit rate. Rising interest rates due to governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control may escalate the interest amounts due on this indebtedness and may have a negative impact on our financial conditions and results of operations. Although interest rates have been on a decline in Pakistan, we may nonetheless be impacted by increasing rates in our other operating countries. While we are generally able to rely on cash generation at the local level to service debt obligations at the respective operating subsidiaries, such increases in interest rates can lead to strained liquidity positions at the operating companies and ultimately cash injections from the Group, particularly if such cash positions are combined with difficult operating conditions at the relevant subsidiary. As of December 31, 2024, we had US$1,244 million of principal amounts outstanding for floating rate interest-bearing loans and bonds. For more information on our indebtedness, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness

A change in control could require us to prepay certain indebtedness.

Many of our financing agreements have “change of control” provisions that would require us to prepay such indebtedness if another person or group of persons directly or indirectly acquires beneficial or legal ownership of or controls more than 50.0% of our share capital of the VEON Ltd., giving such entity the ability to appoint a majority of directors to our board if we subsequently fail to agree to necessary amendments. Failure to make any such required prepayment could trigger cross-default or cross-acceleration provisions in our other financing agreements, which could lead to such other obligations being declared immediately due and payable, thus, upon any change of control, we would endeavor to meet such prepayment obligations with cash on hand or new financing. A change of control could also require a renegotiation or reorganization of certain contracts or undertakings.

Operational Risks

The success of our businesses is driven by our ability to implement strategic initiatives and integrate acquired businesses; if they are not successfully implemented, the growth and other benefits we expect to achieve may not be realized.
Even if the strategies we identify prove to be prescient, to realize any benefits we need to execute them and we may face difficulties in doing so. We cannot assure you that we will be able to implement our strategy effectively, within our estimated budget and/or in a timely manner. We may experience implementation issues due to a lack of cooperation with our operating companies or third parties, significant changes in key personnel, economic and logistical effects of the war in Ukraine, technological limitations or regulatory constraints, among other unforeseen issues. Such implementation challenges could result in knock-on effects, such as higher operational costs and diversion of management attention.
From time to time we also acquire, merge with or otherwise make investments into other businesses, including through acquisitions or strategic partnerships. Our ability to implement such successful mergers or investments depends upon our ability to identify, evaluate, negotiate the terms of, complete and integrate suitable businesses and to obtain any necessary financing and the prior approval of any relevant regulatory bodies. These efforts could divert the attention of our management and key personnel from our underlying business operations. Following any such merger or investment or failure of any such transaction to materialize (including any such failure caused by regulatory or third-party challenges), we may experience:
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
•difficulties relating to the combined businesses’ compliance with telecommunications or other regulatory licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable commercial terms, and ability to optimize and protect our assets (including spectrum and intellectual property);
•adverse market reactions stemming from competitive and other pressures;
•difficulties in retaining key employees of the merged or acquired business or strategic partnerships who are necessary to manage the relevant businesses;
•risks related to loss of full control of a merged business, or not having the ability to adequately control and manage an acquired business, strategic partnership or investment, including disagreements or differences in strategy with joint venture partners;
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

For more information about our recent transactions, see Note 10—Significant Transactions to our Audited Consolidated Financial Statements.
We also divest businesses or assets, particularly network infrastructure and tower assets. Our success with any divestiture is dependent on effectively separating the divested asset from our business and minimizing overhead costs. There could also be transitional, or business continuity risks associated with these divestitures that may impact our service levels and business targets. Furthermore, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses or assets.
In addition, we operate under a decentralized and distributed governance model which may also impact our ability to implement our strategy effectively. For instance, our decentralized governance model may at times make it difficult or time consuming to implement business strategies across multiple operating companies that may manage their business differently or to integrate acquired businesses into our existing distributed governance framework. Any difficulty on our part to implement our strategy effectively could adversely affect our business, financial condition, results of operations, cash flows or prospects. For more information on our growth strategy, see Item 4—Information on the Company. For a discussion of the market risks associated with executing our growth strategies, see “—Our core growth strategies of expanding our digital offerings and investing in 4G connectivity in our markets may not be successful.”
We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats that may lead to compromised or inaccessible telecommunications, digital and financial services, leaks or unauthorized access to confidential information.
Our digital, financial and connectivity services and systems are continually exposed to cybersecurity threats. Cyber-attacks may impact our business activities through service degradation, alteration or disruption, including a risk of unauthorized access to our systems or those of third parties we work with. These cybersecurity threats could be carried out by hackers and unauthorized users who exploit weaknesses or flaws in our or a third party’s network or IT systems or disruption by computer malware, viruses or other technical or operational issues. Cybersecurity threats could also lead to the compromise of our physical or virtual assets dedicated to processing or storing customer, employee, financial data and strategic business information, which could result in leakage, unauthorized dissemination and loss of confidentiality of the information. We have experienced cyber-attacks in the past that have negatively impacted our business activities. Further, we are and will continue to remain vulnerable to cyber-attacks and other cybersecurity threats that could lead to compromised or inaccessible telecommunications, digital and financial services or leaks or unauthorized processing of confidential information, including customer information. Though well-structured work to address cybersecurity challenges are ongoing at each of our operating companies, including training and ISO certification, such risks are inherent in our business operations, and we will never be able to fully insulate ourselves from these risks.
Each of our operating subsidiaries works in consultation with our Chief Information Officer and Group IT and Cybersecurity team but is responsible for managing its own cybersecurity risks and putting in place all operational preventive, detective and response capabilities. Our operations and business continuity are dependent on how well these subsidiaries collectively protect and maintain our network equipment, IT systems and other assets. While we invest in improving our IT and security systems at each of our operating subsidiaries, some of our subsidiaries rely on older legacy versions of operating systems and applications that may lead to vulnerabilities in our IT network, such as compromised staff user accounts (including due to credential theft and password reuse or sharing) or the inability of outdated systems to prevent phishing attacks. In some countries in which we operate, our equipment for the provision of mobile services resides in a limited number of locations or buildings, and disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions.
There is also a possibility that we are not currently aware of vulnerabilities in our IT systems, processes and other assets or those at third parties that provide such services to us. In such an event, hackers or other cybercrime groups (whether private or state-sponsored) may exploit such vulnerabilities, weaknesses or unidentified backdoors (including previously unidentified designed weaknesses embedded into network or IT equipment allowing access by private or government actors) or may be able to cause harm more quickly than we are able to mitigate (so-called, zero-day exploits).

Furthermore, the war in Ukraine exposes us to increased risk of cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations, particularly in Ukraine. Since the onset of the war, there has been an increasing number of cyber-attacks on our information systems and critical infrastructure, which has caused service disruptions in certain instances. For example, on December 12, 2023, we announced that Kyivstar’s network had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, among others, for Kyivstar customers in Ukraine and abroad. In total, the cyber-attack and dedicated customer retention program has resulted in a loss of UAH 0.8 billion (US$23 million) of revenue and a loss of UAH 0.9 billion (US$24 million) in EBITDA during the year ended December 31, 2023. The incident had a significant impact on consolidated revenue results for the six-months ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of this “Free of Charge” program which offered free service to customers for one 28-day billing cycle on operating revenue for the six-months ended June 30, 2024 was US$46 million with no further impact for the remainder of 2024.

In response to the attack, VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. This included a high-level risk assessment of our IT infrastructure and identified the following risks associated with our operations: data leakage, compromised user accounts (including due to credential theft and password reuse), unauthorized access to systems and data (through compromised user accounts or vulnerabilities exploitation), data leakage, damage or destruction of systems and/or data (including ransomware attacks on our various servers and files) and malware attacks. All investigations were concluded as of June 30, 2024, and have resulted in an in depth analysis into details of how the attack was executed and how this can be prevented in the future. Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to manage evolving cyber threats, protect business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. Further, the Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2). Although we continuously invest in our cybersecurity assurance across technology, design, operations, and governance, we cannot guarantee that these efforts will successfully prevent and protect against future cyber-attacks and other cybersecurity threats.

While we have worked to remediate these vulnerabilities, we may find other vulnerabilities and we expect to remain subject to continued cyber-attacks in the future. A number of cyber security attacks have been successfully mitigated, however any further attempts by cyber-attackers to disrupt our services or system, if successful, could harm our business, result in the misappropriation of funds, be costly to remedy or damage our reputation or brands. For further discussion of our cybersecurity risk management, strategy and governance, see Item 16.K - Cybersecurity.
Our network infrastructure, equipment and systems are subject to disruption and failure for various reasons.
Our telecommunications infrastructure and other network assets are vulnerable to damage and disruption from numerous events. These include natural disasters, extreme weather and other environmental conditions, military conflicts, power outages, terrorist acts, riots, government shutdown orders, changes in government regulation, equipment or system failures (including from wear and tear) or improper maintenance or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network, cyber-attacks or any other types of information technology security threats. For example, we incurred major damage to our network and Base Transceiver Station sites as a result of the flash floods in Pakistan in 2022. In addition, as we operate in countries that tend to have increased risk of terrorism, political unrest and military conflicts, incidents on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation. Interruptions of services due to disruption or failure of our equipment and systems could harm our reputation and reduce the confidence of our customers to provide them with reliable services and hold their personal data. As a result, this could impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially harm our business. In addition, the potential liabilities associated with these events could exceed the business interruption insurance we maintain.
For example, while we have managed thus far to repair most of our network assets that incurred damage in Ukrainian territory not under Russian occupation, there can be no assurance that we will be able to continue to do so and that our Ukrainian network will not sustain major damage or that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets have a power source and there can be no assurance that the measures we have taken to manage this risk will be effective to secure sufficient power sources in the future.

We depend on third parties for certain services and equipment, infrastructure and other products important to our business.
The third parties upon whom we rely to execute our business operations may cease to offer their services or products to us on commercially reasonable terms, on a timely basis or at all. This would result in increased costs, poorer operational performance or business continuity vulnerabilities, and thus impact customer perception of our products and our results of operation.
The majority of our network-related equipment is purchased from a core number of suppliers, such as Ericsson, Qvantel, Huawei, ZTE, and Nokia. The successful build-out and operation of our networks therefore depend heavily on these suppliers. From time to time, we have experienced delays in receiving, installing or servicing such equipment due to factors such as regulatory constraints, customs regulations and governmental investigations or enforcement actions. When this occurs, we may experience temporary service interruptions or service quality problems. As we seek to execute our “asset-light” strategy and dispose of our network infrastructure, we will rely more and more on our network service partners to operate our connectivity businesses, including their ability to adequately maintain the tower infrastructure we have sold to them and provide use of it to us through network service agreements. Maintenance services, IT infrastructure hosting, digital stacks, data management platforms and other software, among other network capabilities, are also outsourced in certain markets. As a result, our business could be materially harmed if our agreements with third parties were to terminate without renewal, our partners experience certain adverse developments, if they become unwilling or unable to service our businesses or a dispute between us and such parties occurs.
In addition, since the onset of the war in Ukraine, certain business partners have expressed hesitancy or unwillingness to continue to do business with us due to as a result of the association of Sanctioned Persons with our largest shareholder. Prospective business partners and service providers continue to decline to conduct business with us as a result and others may do so in the future. Accordingly, even though we are not the target of sanctions, certain customers and business partners have decided and may decide to not do business with us for reputational or other reasons. See — The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects for a discussion of the reputational harm we experience as a result of the ongoing war in Ukraine.
As any business, we do not have operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Therefore, our business, including key network and IT projects, could be materially impacted by disruptions to our key suppliers’ businesses or supply chains caused by geopolitical events, including those outside of the countries we operate in, changes in law or regulation, trade tensions and export and re-export restrictions. For example, in 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its “Entity List”, resulting in export control measures and restrictions on procuring Huawei products. This development continues to be a factor in the management of our supply chain, and further restrictions may adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations. In addition, many of our mobile products and services are sold to customers through third-party channels. These third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. In addition, mobile handset providers are at times subject to supply constraints, particularly when there is high demand for a particular handset or when there is a shortage of parts and components.

Our strategic partnerships, joint ventures and minority investments carry unique and inherent business risks.
We do not wholly own all of our operating businesses, nor do we always have a controlling stake. Even when we do have a controlling stake, our actions with respect to these affiliated companies may be restricted by the shareholders’ agreements entered into with our partners and our ability to withdraw funds and dividends or exit from our investments in these entities may depend on the consent and cooperation of our partners. If we have conflicts with our partners or otherwise have a poor business relationship, the operational and financial performance of these investments may be adversely affected. We could also determine that a partnership or joint venture no longer yields the benefits that we desire and seek to exit such investment, which may result in significant transaction costs or worse outcomes than was expected.
We participate in strategic partnerships and joint ventures in a number of countries, including our telecommunications business in Kazakhstan, a digital health service platform in Ukraine (Helsi Ukraine) and a long-term services agreement (with Summit Towers Limited) in respect of our network assets in Bangladesh. We also hold minority investments in e-commerce platforms in Bangladesh (ShopUp) and Pakistan (Dastgyr).
As we do not have direct control over the conduct of our strategic partners, our reputation and business performance are vulnerable to their acting in violation of law, sanctions or otherwise not in accordance with our standards of conduct. Furthermore, strategic partnerships in the frontier markets in which we operate are accompanied by unique risks. See “Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.” It may also be important to continue working with such partners, even in instances where the business relationship deteriorates, if such partner has important insights in that region or provides other operational benefits. In addition, some of the businesses for which we are not a controlling shareholder, such as ShopUp, operate in highly regulated markets and as a result we cannot ensure that these businesses remain compliant with intellectual property, licensing and content restrictions.

If we are unable to hire, retain and/or motivate our senior managers, board members and other key personnel, or instill the VEON corporate culture in new employees our operations and performance may be affected.
Our performance, execution of our business strategies and ability to maintain our competitive position are dependent on the global senior management team, board of directors and highly skilled and experienced personnel. The loss of any members of our senior management or board of directors or key personnel, combined with an inability to attract, train, retain and motivate qualified personnel to replace them could have an adverse impact on our ability to compete and to implement our business strategy, which could harm our business, financial condition, results of operations, cash flows or prospects.
As any company, we experience changes in key personnel and with our board of directors. As we seek to hire new personnel, we face intense competition for qualified personnel with relevant expertise. There can also be a limited availability of individuals with the requisite knowledge and relevant experience and, in the case of expatriates, the ability or willingness to accept work assignments in certain of the jurisdictions in which we operate. Even when we do find strong candidates, we may not succeed in instilling our corporate culture and values in our personnel, which could delay or hamper the implementation of our strategic priorities, or our compensation schemes may not always be successful in attracting, retaining and motivating our personnel. Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in line with continuous innovations and industry developments. In connection with the move of our Group headquarters from Amsterdam to the Dubai International Financial Centre (DIFC), although we have offered Amsterdam-based headquarter employees relocation packages to move to Dubai, some have chosen not to relocate. We, therefore, risk losing valuable institutional knowledge and have incurred employee severance costs in connection with our recent headquarter move to Dubai. Furthermore, while we have and will continue to devote significant attention to recruiting, training and instilling personnel with our corporate values and culture, there can be no assurance that our existing personnel, including those who have relocated, as well as the new personnel we hire to replace Amsterdam-based employees who have chosen not to, will successfully be able to adapt to and support our strategic objectives. As we continue our group-level operations in the near future, which may include, from time to time, adjustments to our operating and governance model, there is a risk that our current or new personnel may not adapt effectively or may not meet the expectations we have of them. Further, in the case of current employees, their departure from the Company may lead to a loss of company know-how and experience.

There are risks and uncertainties inherent in our frequency allocations, spectrum capacity and telecommunications licenses.
We are dependent on access to adequate frequency allocation within the right spectrum bands in each of our markets in order to provide mobile and fixed wireless telecommunications services on our networks, to maintain and expand our customer base and to provide a high-quality customer experience. However, the availability of spectrum can be limited, tightly regulated and expensive. We may not be able to obtain the frequency allocations we want from the relevant regulator or third party without burdensome service obligations or incurring commercially unreasonable costs, particularly given that demand for spectrum frequently exceeds supply. Frequency allocations may also be issued for periods that are shorter than the terms of our licenses to provide telecommunications services in our countries of operation, and such allocations may not be renewed in a timely manner, or at all. If we are unable to acquire or maintain sufficient frequency allocations on a commercially reasonable basis, or at all, in each of our countries of operations to support the growth of our customer base and products, our business, results and prospects could be adversely affected.
From time to time, we have experienced difficulties in obtaining adequate frequency allocation. For example, until March 2021, we held a disproportionately small amount of the available spectrum in Bangladesh given the size of our operations, and since 2022 we have elected to not obtain frequency spectrum licenses for 5G in Kazakhstan. In addition, we are also vulnerable to government actions, which may be unpredictable, that may impair our frequency allocations and infringe upon our spectrum. For example, in 2018, the government of Uzbekistan ordered the equitable reallocation among all telecommunications providers in the market, which has affected approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek connectivity business.
We may also be subject to increases in fee payments for frequency allocations under the terms of some of our licenses. Legislation in most of the countries in which we operate requires that we make payments for frequency spectrum usage. The fees for frequency assignments, as well as for allotted frequency bands for different connectivity technologies, tend to be significant. Any further increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. For example, in Pakistan, the PTA issued a license renewal decision on July 22, 2019, requiring payment of an aggregate price of approximately US$450 million. The license renewal was signed under protest on October 18, 2021, and as of the year ended December 31, 2024, we have made a total payment of US$482 million (including a markup of approximately US$32 million) in several installments. All payable dues have been cleared as per timelines agreed in the renewed license. We continue to challenge the PTA license renewal decision before Pakistan’s courts but await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending.
The success and profitability of our telecommunications business is dependent on the terms of our interconnection and roaming agreements and our ability to access to third-party owned infrastructure and networks, over which we have no direct control.
Our ability to provide connectivity services to the level that our customers expect depends on our ability to secure and maintain interconnection and roaming agreements with other mobile and fixed-line operators and ability to access infrastructure networks and connections that are owned or controlled by third parties and governments. Interconnection is required to complete calls that originate on our networks but terminate outside our networks, or vice versa. We do not have direct control over the quality of their networks and outages, disconnections or other restrictions affecting international connections can have a significant impact on our ability to offer services and data connectivity to our customers. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnection or roaming services to us on a consistent basis, could result in a loss of customers or a decrease in traffic, which would adversely impact our operations and performance.
In addition, securing these interconnection and roaming agreements on cost-effective terms is important to the economic viability of our operations. Our countries of operation have a limited number of international cable connections providing access to internet, data service and call interconnection and such international connections may be controlled by national governments that may seek to control or restrict access from time to time or impose conditions on pricing and availability which may impact our access and the competitiveness of our pricing. In certain of the markets in which we operate, the relevant regulator sets MTRs, which are fees for access and interconnection that mobile operators charge for calls terminating on their respective networks. If any such regulator sets MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher, and our interconnection revenues may be lower, relative to our competitors. Moreover, even in cases of equal MTRs on the market for all players, the lowered MTR significantly impacts our revenue on a particular market. A significant increase in our interconnection costs, or decrease in our interconnection rates, because of new regulations, commercial decisions by other operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide connectivity services. For more information on our interconnection agreements, see Item 4.B —Business Overview.

The loss of important intellectual property rights and third-party claims that we have infringed on their intellectual property rights could significantly harm our business.
Our logos, trade names and similar intellectual property, including our rights to certain domain names, are important to our continued success. For example, our widely-recognized logos and trade names of our businesses in Ukraine (“Kyivstar”), Pakistan (“Jazz”) and Bangladesh (“Banglalink”) have very strong brand awareness in their respective markets. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights tend to be inadequately funded, legislation is underdeveloped, piracy is commonplace, and the enforcement of court decisions is difficult. We also face intellectual property risks with respect to our License Agreements (as defined below) with VimpelCom for the use of “Beeline” by certain of our operating companies. See —Our reputation could be adversely impacted by negative developments in respect of the Beeline brand, which remains a trademark of our former Russian operating company, VimpelCom, and if we elect to undertake a rebranding exercise, it may involve substantial costs and may not produce the benefits we expect for further discussion of the risks associated with out License Agreements with VimpelCom for additional information.
In addition, as we continue to implement our “digital operator 1440” strategy, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code, content, and other intellectual property rights associated with our systems, products and services. For example, several platforms and digital services we offer are developed using source code created in conjunction with third parties. Even though we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property, third parties may still infringe or misappropriate our intellectual property. We may be required to bring claims against third parties to protect our intellectual property rights, and we may not succeed in protecting such rights.
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
Current and new intellectual property laws may affect our ability to protect our innovations and defend against third-party claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been and will continue to be threatened or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users. Any such claims or lawsuits, whether with or without merit, could result in substantial costs and diversion of time and resources, could cause us to cease offering or licensing services and products that incorporate the challenged intellectual property, or could require us to develop non-infringing products or services. We cannot assure you that we would prevail in any litigation related to infringement claims against us. A successful claim of infringement against us could result in us incurring high costs, being required to pay significant damages, cease the development or sale of certain products and services, obtain licenses from the holders of such intellectual property which may not be offered on commercially reasonable terms or otherwise redesign those products to avoid infringing upon others’ intellectual property rights, any of which could harm our business and our ability to compete.

Our reputation could be adversely impacted by negative developments in respect of the Beeline brand, which remains a trademark of our former Russian operating company, VimpelCom, and if we elect to undertake a rebranding exercise, it may involve substantial costs and may not produce the benefits we expect.
Our operating companies in Kazakhstan and Uzbekistan (as well as our Kyrgyzstan operating company which is classified as an “asset held for sale”) entered into amended trademark license agreements with VimpelCom following the sale of our Russian Operations in 2023, pursuant to which they maintain its existing non-exclusive license in relation to the “Beeline” name and associated trademarks (the “License Agreements”). Each License Agreement is for an initial five-year term and the termination rights previously held by VimpelCom therein have been narrowed as compared to the original license agreement; no additional fees were added as part of these amendments. The License Agreements are subject to certain restrictions that may affect the operating subsidiaries’ business. For example, when using the trademarks, the operating subsidiaries shall comply with the requirements of the Russian legislation and avoid using the Beeline trademarks in a way that may be to the detriment of the “Beeline” brand. The License Agreements cover only the trademarks that the operating subsidiaries were using as of the date of the License Agreements (and similar trademarks). The subsidiaries may register new trademarks related to the “Beeline” brand only in the name and on behalf of VimpelCom subject to VimpelCom’s approval and such new trademarks will fall within the scope of the License Agreements. VimpelCom may terminate a License Agreement if the relevant licensee does not comply with certain terms of the applicable License Agreement.
We cannot predict with certainty how the continued use of legacy Beeline branding following the sale of our Russian Operations will affect our companies’ reputation and performance. VimpelCom retains the right to continue using the “Beeline” name and mark and the License Agreements do not preclude the licensor from also licensing the “Beeline” name and mark to other third parties, though VimpelCom cannot grant or use the Beeline license to compete directly with us in Kazakhstan, and Uzbekistan. As a result, or conduct by VimpelCom or any other third parties holding the rights or licensing rights to the “Beeline” brand that reflect negatively on the “Beeline” brand in our markets may adversely affect our reputation or the reputation of the “Beeline” brand on which we will be relying. Consequently, we may be unable to prevent any damage to goodwill that may occur as a result of the activities of VimpelCom and any third-party licensee of the Beeline brand in relation to the “Beeline” brand.
The License Agreements do not have any renewal terms. Consequently, at the end of the initial five-year term we may either undertake a rebranding initiative or seek to negotiate terms for the continued use of the “Beeline” brand. Any extension or continued use of the “Beeline” brand may be subject to new terms that differ significantly from the current terms of the License Agreement. Furthermore, there is no guarantee that any operating company that chooses to pursue an extended license term will be able to negotiate an extension on commercially reasonable terms, or at all. Moreover, a rebranding campaign could be costly, and if not executed successfully, the loss of brand recognition and other goodwill may impact customer use and demand for our services.
Alternatively, we may undertake a re-branding exercise in respect of the operating subsidiaries that use the “Beeline” brand. We anticipate that any such rebranding strategy will involve substantial costs and may not produce the intended benefits. Successful promotion of the rebranding will depend on the effectiveness of our marketing efforts and our ability to continue to provide reliable products to customers during the course of our rebranding transition. If our rebranding strategy does not produce the intended benefits, our ability to retain existing customers, suppliers and other persons with whom we have a business relationship and continue to attract new customer and engage new business partners may be negatively impacted, which could adversely affect our business, results of operations or financial condition.
Our business may be adversely impacted by work stoppages and other labor matters.
We believe we maintain overall good relations with the employees across all of our operations. However, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. Employee dissatisfaction or labor disputes could result from, among other things, the implementation of new business strategies and governance models, personnel changes, cost savings initiatives or redundancies in our offices. We could also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. Work stoppages also occur due to natural disasters, civil unrest or security breaches and threats, which make access to work places and management of our systems difficult and potentially lead to our not being able to service our customers. In addition, in Ukraine, we experience work perturbation and deficiencies due to loss of key personnel to mobilization efforts and migration outside of Ukraine, which may affect the quality of service, delivery and timeliness of service restoration. For a discussion of our employees represented by works councils, unions or collective bargaining agreements, see Item 6.D—Employees.

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

Regulatory, Compliance and Legal Risks
The telecommunications industry and the industries of our other businesses are highly regulated and as such , we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business.
Our businesses and the telecommunications and digital services we provide are often highly regulated. In particular, mobile, internet, fixed-line, voice, content and data markets generally are subject to extensive regulatory requirements, such as strict licensing regimes, antitrust and consumer protection regulations. Our ability to provide our mobile services is dependent on obtaining and maintaining relevant licenses. These licenses are limited in time and subject to renewal and we may not be able to reliably predict the financial and other conditions pursuant to which such renewals will be granted. See —Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms for more information.
Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition. In addition, any significant changes in such laws or regulations or interpretations, or the introduction of higher standards or additional obligations, including as result of the expansion of our business and digital offerings for customers, could result in significant additional costs, including fines and penalties, operational burdens and other difficulties associated with not complying in a timely manner, or at all, with new or existing legislation or the terms of any notices or warnings received from regulatory authorities. For example, in some of the markets in which we operate, SIM verification and re-verification initiatives have been implemented, which could result in the loss of some of our customer base in a particular market. In addition to customer losses, such requirements can result in claims from legitimate customers who are incorrectly blocked or fined or incorrectly have their license suspended, and other liabilities arising from the failure to comply with the requirements. Our ability to compete effectively in existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject, or extend such restrictions and obligations to new services and markets, or otherwise withdraw or adopt regulations, which may cause delays in implementing our strategies and business plans, create a more challenging operating environment or increase our costs and expenditure of resources. In addition, regulations may be especially strict in those countries in which we are considered to hold a significant market position (Ukraine, Pakistan and Uzbekistan) or a dominant market position (Kazakhstan) and the applicable rules and regulations are generally subject to different or changing interpretations. In particular, the regulatory and legal outcomes in these markets of operations tend to be less certain and there may be conflicting regulations and abrupt regulatory changes to comply with or a lack of clear criteria. For example, in 2023, the Antimonopoly Authority of the Kazakhstan initiated an investigation against mobile network operators, including KaR-Tel, JSC "Kcell," and LLP "Mobile Telecom-Service," based on allegations of anti-competitive conduct related to pricing practices for mobile communication services which is currently being challenged. While we may make efforts to comply with the regulatory requirements we are subject to, including as have evolved in our markets of operations, the application of law and regulation is frequently unclear in each of our markets. As a result, the relevant authorities may challenge the positions that we take, resulting in unpredictable outcomes, such as restrictions or delays in obtaining additional numbering capacity, new licenses and frequencies and regulatory approvals for network rollouts, frequency changes, tariffs plans or importing and certifying our equipment. For a discussion on risks associated with operating in frontier markets, see —Market Risks—Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks. These risks are particularly acute in Ukraine as a result of the war. For a further discussion on the ongoing war in Ukraine and its impact on our business, see – Market Risks—The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects.
As any business, we navigate the regulatory landscape with assistance from legal advisors and active relationships with regulators, but ensuring day-to-day compliance diverts significant management attention and can involve significant expenditure. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of some of our licenses. Beyond standard connectivity regulation, we may be required to obtain regulatory approval for offers or advertising campaigns, for acquisitions and other transaction, to install surveillance, interception and data retention equipment or other regulations, such as those regarding open internet access or net neutrality. In addition, from time to time, regulators may require us to reduce retail prices, roaming prices or MTR or fixed-line termination rates or force us to offer access to our network to other operators, each of which would impact our financial results and business operations.
Regulators may also audit us to assess our compliance in previous years. For example, Banglalink, alongside many of its competitors, has been subject to an extensive audit conducted by the BTRC concerning past compliance with license terms, laws and regulations for the period covering 1996 (the inception of our operating company in Bangladesh) to December 2019. In 2023, the BTRC released its findings and issued a claim of BDT 8,231 million (approximately US$76 million), which includes BDT 4,307 million (approximately US$40 million) for interest. We have paid the principal amounts previously outstanding and continue to engage in discussions with BTRC regarding removal of the interest, and have accrued for amounts of the claim where we consider payment to be probable.
Any failure on our part to comply with existing or new laws and regulations, including any interpretations thereof, can also result in negative publicity, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, diversion of management time and effort, increased competitive and pricing pressure on our operations, significant fines and liabilities, third party civil claims, and other penalties that harm our business and results.
For more information on the regulatory environment in which we operate, certain regulatory developments and trends and their impact on our business, see Exhibit 99.2—Regulation of Telecommunications.

Our business activities subject us subject to sanctions and embargo laws, including export control restrictions.
Our business activities subject us to sanctions and embargo laws, including export control restrictions, of countries and regulators around the world, including the comprehensive regimes of the United States the European United, the United Nations, the United Kingdom and other jurisdictions in which we operate. Sanctions and embargo and export control laws and regulations of a given jurisdiction generally establish the scope of their own application, which arise for different reasons and can vary greatly. Notwithstanding our policies, controls and dedicated compliance teams, we may be found in the future to be in violation of such laws and regulations. Violation normally leads to significant penalties and could additionally lead to severe operational or reputational consequences. Moreover, our financing arrangements include representations and covenants requiring compliance with sanctions laws, the breach of which may trigger defaults, cross-defaults or mandatory prepayment requirements.
The scope of such laws and regulations may be expanded, sometimes without notice. For example, in response to the Russian invasion of Ukraine in 2022, comprehensive sanctions were imposed on Russia which had a severe effect on our operations, results and prospects, and there may be further changes on the horizon as the war continues. In addition, in the United States, the Department of Commerce has continued to impose greater restrictions on the export, re-export and transfer of items subject to U.S. export controls. These restrictions particularly affect non-U.S. individuals and companies, especially those located in China, of certain key foundational and emerging technology and cyber-security considered critical to U.S. national security interest. This has affected our ability to procure certain supplies for our businesses and transact with certain business partners. Sanctions countermeasures, such as those imposed by Russia and China in response to the above also impact our ability to procure supplies and transact with important third parties.
In 2023, we successfully completed the sale of our Russian operations, working in tandem with sanctions authorities around the world to ensure compliance; however, we continue to maintain residual exposure to the Russian market. In addition to trademark licenses and other service arrangements not prohibited by sanctions regulations, we have securities ultimately beneficially owned by Russian individuals as our ADSs are traded over the counter on the St. Petersburg Exchange and MOEX and our common shares are traded on MOEX via an unsponsored listing, despite being subject to delisting pursuant Russian regulations. We also presume to have holdings of legacy notes by Russian or other individuals who cannot meet the sanctions representations required in order to exchange those legacy notes for new notes. As certain brokers do not have policies against providing services to designated individuals or entities, this exposes us to increased risk that these individuals or entities may buy, sell or otherwise transact with our securities. In such an event, this could cause reputational harm to us, even though we would not be in violation of sanctions and we would expect to have no engagement with any such individual or entity.
Changes in tax treaties, laws, rules or interpretations, including our determination of the recognition and recoverability of deferred tax assets, could harm our business, and the unpredictable tax systems and our performance in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax and business decisions.
Our business decisions take into account certain taxation scenarios, which could be proven to be untrue in the event of adverse decisions by tax authorities or changes in tax treaties, laws, rules or interpretations. Future results would be impacted as a result of such adverse rulings or changes, as well as the commercial viability of certain business initiatives. We are particularly exposed to changes to transfer pricing rules, deductibility of interest expense and of course overall corporate taxation regimes. Our tax declarations of previous years may also be challenged by tax authorities, resulting in penalties and protracted tax audits.
These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the frontier markets in which we operate tends to be unpredictable and give rise to further uncertainties. The tax laws and regulations in our jurisdictions of operation are complex and subject to varying interpretations and degrees of enforcement, and we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double taxation treaties in effect, could harm our future results of operations or cash flows. Considerable judgement is exercised by our management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgement is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and to make a reasonable estimate of the amount of loss. Due to these uncertainties and challenges, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.
From time-to-time new legislation is enacted that changes our tax position. For example, in recent years we have been preparing for the Organization for Economic Co-operation and Development’s (“OECD”) initiative aimed at avoiding base erosion and profit shifting, which has resulted in changes to tax regimes in certain countries in which we operate, particularly in the European Union. The OECD’s Pillar Two (“Pillar Two”) legislation has also been substantively enacted in certain jurisdictions where the Group operates. While the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%, there are a limited number of jurisdictions where the transitional safe harbor relief does not apply, and the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.
Furthermore, we may not be able to realize the significant deferred tax assets we have recognized. Pursuant to accounting rules, we recognize deferred tax assets based on whether management estimates that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognized assets to be recovered. The Company recognized deferred tax assets for losses carried forward for US$219 million for the Group, of which US$125 million relate to deferred tax assets in Bangladesh as of December 31, 2024. The recognition of these deferred tax assets is contingent upon our ability to generate sufficient future taxable income to utilize these temporary differences and carry forwards before they expire. Several factors could adversely affect our ability to realize the benefits of deferred tax assets, which could impact our profitability and results. These factors include:
•adverse economic conditions that negatively impact our profitability and, consequently, our ability to utilize deferred tax assets within the allowable time frame;
•changes in tax laws or regulations that impact the value of our deferred tax assets;
•poorer results than we anticipate, resulting in an inability to generate sufficient taxable income to utilize our deferred tax assets.
•changes in our business structure or M&A activity impacting the timing and amount of taxable income; and
•establishing or increasing valuation allowances if it is determined that it is more likely than not that some or all of these assets will not be realized, which would result in a charge to our earnings.

We could be subject to tax claims and repeated tax audits that could harm our business.
Our businesses’ tax declarations are subject to review by a number of authorities, which are empowered to impose fines and penalties. As such, if authorities find they are in disagreement with our tax declarations, they may undertake a tax audit of the business. Tax audits may result in additional tax expense if the relevant tax authority concludes that an entity did not satisfy their tax obligations. Such audits also tend to impose additional burdens on us by diverting management and personnel attention and resources. Further, tax audits in our countries of operation may not have outcomes that are fair or predictable. Despite the merits of the claims, there can be no assurance that we will prevail in litigating with the tax authorities. The relevant authorities may also decide to initiate a criminal investigation or prosecution, including those relating to individual employees or for historical tax years. In the past, we have been subject to repeated complex and thematic tax audits in Italy, Kyrgyzstan and Pakistan, which, in some instances, have resulted in payments made under protest pending legal challenges.
For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 8 —Provisions and Contingent Liabilities and Note 9 —Income Taxes, respectively of our Audited Consolidated Financial Statements.

Laws restricting foreign investment could materially harm our business.
In recent years, an increasing number of jurisdictions have introduced rules restricting foreign investment or have strengthened existing rules. Our business has been affected by existing foreign investment regimes and could be materially harmed by new laws or interpretation. The existence of such laws could hinder potential business combinations or other M&A activity and our ability to obtain financing from foreign investors if regulatory approvals are refused or delayed, or are subjected to a requirement that the foreign investors comply with burdensome conditions. For example, Kazakhstan law prohibits a foreign company or individual owning directly or indirectly a stake greater than 49% in an entity that carries out long-distance or international telecommunications or owns fixed communication lines, without the consent of Kazakhstan authorities. While this regulation does not currently apply to KaR-Tel, our mobile telecommunications subsidiary in Kazakhstan, it did apply to TNS+ (a Kazakh wholesale telecommunications infrastructure services provider) in which the Company held a 49% stake until the closing of the sale of TNS+ to DAR Telecom Limited group of companies on September 30, 2024. For more information, see Exhibit 99.2—Regulation of Telecommunications—Regulation of Telecommunications in Kazakhstan.

We may not be able to detect or prevent fraud or other misconduct committed by our employees or third parties.
We are exposed to fraudulent action or other misconduct committed by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, contractors, customers or any other third parties undertaking actions on our behalf. This has in the past and in the future may subject us to litigation, financial losses and fines, penalties or criminal charges imposed by governmental authorities, and has affected our reputation. Future instances would have the same effect.
Such misconduct has in the past included, and may in the future include, misappropriating funds, conducting transactions that are outside of authorized limits and engaging in misrepresentation or other improper activities, including those in exchange for personal benefit or gain. The risk of fraud or other misconduct increases as we grow our business and launch new products.
Publicity of any such misconduct associated with us, whether real or mistakenly perceived, may materially affect our reputation to our shareholders and customers. Reputational consequence may arise in many ways, including any real or perceived:
•failure to act in good faith or in accordance with our values and internal policies and procedures;
•failure to comply with applicable laws or regulations or association with illegal activity;
•association with controversial practices, customers, transactions, projects, governments, or other third parties;
•association with controversial business decisions, including but not limited to those relating to, products, delivery channels, advertising, acquisitions, representations, supplier relationships, locations or treatment of financial transactions; or
•association with poor employment or human rights practices.

We regularly review and update our policies and procedures and internal controls, which are designed to provide reasonable assurance that we and our personnel comply with applicable laws and our internal policies. We have also issued a Business Partner Code of Conduct that we expect our representatives, agents, suppliers and other third parties to follow, and conduct risk-based training for our personnel. In addition, our compliance professionals throughout our Group headquarters and operating companies monitor and escalate potential compliance risks in accordance with the procedures outlined in our Group policies. While our policies, procedures, internal controls, and training are designed to prevent and detect misconduct, there is no guarantee they will be effective in all cases or fully protect us from liability resulting from the actions of our employees or third parties.

We are subject to anti-corruption laws and operate in countries with elevated risks of corruption.
The countries we operate in tend to experience higher levels of corruption and as a U.S.-listed public company with global operations we are subject to a variety of anti-corruption laws around the world, including the FCPA and local laws in the jurisdictions in which we operate. Anti-corruption laws generally prohibit companies and their intermediaries from promising, offering or giving a financial benefit or other things of value or advantage to someone for the purpose of improperly influencing a matter or obtaining or retaining business or rewarding improper conduct. The FCPA further requires issuers, including foreign issuers with securities registered on a U.S. stock exchange, to maintain accurate books and records and a system of sufficient internal controls. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures. In addition, following the conclusion of our deferred prosecution agreement (“DPA”) with the U.S. Department of Justice, from time to time we have provided, and may in the future provide, updates to U.S. authorities on certain internal investigations related to potential misconduct. In the event that any of these matters lead to governmental investigations or proceedings, it could lead to reputational harm and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.

We regularly review and update our policies and procedures and internal controls to provide reasonable assurance that we and our personnel comply with the applicable anti-corruption laws, although we cannot guarantee that these efforts will be successful. We attempt to obtain assurances from distributors and other intermediaries, through contractual and other legal obligations, that they also will comply with anti-corruption laws applicable to them and to us. However, these efforts to secure legal commitments are not always successful. There are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. We cannot guarantee that our policies, procedures, or internal controls will always function effectively or fully shield us from liability under anti-corruption or other laws. This applies to actions taken by our employees, distributors, and other intermediaries in relation to our business or any future ventures. Our Business Partner Code of Conduct is available on our website.at http://www.veon.com.
Our DFS offerings may present increased exposure to fraud, money laundering and reputational and regulatory risk.
As we expand our digital offerings, we subject ourselves to new regulatory regimes outside of those relevant to our telecommunications businesses. Our DFS offerings, such as MMBL and JazzCash in Pakistan, need to comply with certain local banking regulations. Such regulations and banking laws include capitalization requirements, resulting in our needing to inject funds to cover any losses that the bank suffers. For example, in the past Mobilink faced difficulty keeping its capital adequacy ratio comfortably above the regulatory requirement of 15% due to the deteriorating macroeconomic environment in Pakistan at the time (which could also adversely impact Mobilink Bank’s loan and deposit portfolio). While improving macroeconomic conditions have allowed Mobilink to improve its capital adequacy ratio rate of 19.16% as of December 31, 2024, should the macroeconomic conditions in Pakistan once again start to deteriorate or the regulatory minimum capital adequacy ratio be increased, Mobilink may in the future face challenges meeting its capital adequacy ratio. Should Mobilink fail to meet the required capital adequacy ratio, it may need to reduce or halt certain lending activities until it can meet its capital adequacy ratio requirement, which would adversely affect its results of operations and may lead to reputational damage or cause a loss of customer confidence.
DFS activities also expose us to a risk of liability under banking and financial services compliance laws, including anti-money laundering and counter-terrorist financing regulations. Violations of anti-money laundering and counter-terrorist financing laws, know-your-customer rules and other regulations applicable to our DFS offerings may result in legal and financial liability or reputational damage The regulations governing these services are evolving and, as they develop, regulations could become more onerous, impose additional controls, reporting or disclosure obligations, or limit our flexibility to rapidly deploy new products, which may limit our ability to provide our services efficiently or in the way originally envisioned. DFS services also involve cash handling or other value transfers, exposing us to the risk that our customers or business partners may engage in fraudulent activities, money laundering or terrorism financing.
Our DFS businesses also present other unique risks. For example, because these businesses necessitate the processing of sensitive personal data (such as, consumer names, addresses, credit and debit card numbers and bank account details), we must comply with strict data protection and consumer protection laws. See - We collect and process sensitive personal data and are subject to an increasing number of data privacy laws and regulations. We are also required to maintain availability of our payment and financial systems and platforms. Failure to maintain adequate levels of service availability or to reliably process customer transactions could result in a loss of revenue, violation of certain local banking regulations, payment of contractual or consequential damages, reputational harm, additional operating expenses to remediate any failures and exposure to other losses and liabilities.

Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms.
The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. Some of our licenses will expire in the near term. For more information about our licenses, including their expiration dates, see Item 4.B —Business Overview. These licenses and the frameworks governing their renewals are subject to ongoing review by the relevant regulatory authorities. While we generally do not face issues in obtaining renewals, we may not reliably predict the financial and other conditions at which such renewals will be granted.
If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the governments in certain jurisdictions in which we operate may hold spectrum auctions in the future. If we are unable to maintain or obtain licenses for the provision of telecommunications services or more advanced services, or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed. We are also required to meet certain terms and conditions under our licenses (such as nationwide coverage, quality of service parameters and capital expenditure, including network build-out requirements). For more information on our licenses and their related requirements, see Item 4.B—Business Overview. From time to time, we may be in breach of such terms and conditions. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to continue operating our business in the current or planned manner or to carry out divestitures in the relevant jurisdictions.
The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans, our ability to retain and attract customers, our reputation and our business, financial condition, results of operations, cash flows or prospects. For more information on our licenses and their related requirements, see Item 4.B—Business Overview. For a discussion of the risks related to operating in frontier markets, see —Market Risks—Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.

We collect and process sensitive personal data and are subject to an increasing number of data privacy laws and regulations.
We are subject to various data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal data. Many countries have additional laws that regulate the processing, retention and use of communications data (including both content and metadata). These laws and regulations are being introduced in jurisdictions across the world, including those in which we operate, and are subject to frequent revisions and differing interpretations once instituted, often making them , more stringent over time. For example, in Kazakhstan the government has commenced consultation on data protection measures to increase regulation over the recollection and processing of personal data, with the latest amendment that allows government authorities to inspect the practices of personal data operators being adopted in December 2023. The government of Kazakhstan also adopted amendments allowing local government agencies to verify the actions of personal data operators as of July 2024. In Pakistan, while there is no specific statute in place to regulate the processing and transmitting of personal data and instead, relevant laws are scattered throughout various statutes, rules and regulations, and a bill regarding personal data protection is in the consultation stages of Parliament. Should such bill be promulgated into official legislation, additional obligations could be placed on our data management operations in Pakistan. More recently, the Bermudan Personal Information Protection Act 2016 (“PIPA”) came into effect on January 1, 2025 and imposes a number of obligations (for example, appointing a privacy officer, implementing a PIPA compliance privacy notice etc.) any individual, public authority, or entity, which includes the Company that collects, stores and/or uses personal information in Bermuda either electronically or as part of a structured filing system.
In certain jurisdictions in which we operate, we are subject to other data protection laws and regulations that establish different categories of information, such as state secrets and personal data of our customers, which have different registration and permitted disclosure rules and require different corresponding levels of protection and safeguards. In each case, we are required to implement the appropriate level of data protection measures and cooperate with government authorities with regards to law enforcement disclosures for state secrets and personal data of our customers.
Many of the jurisdictions in which we operate have laws that restrict cross-border data transfers unless certain criteria are met or are developing data localization laws requiring that certain types of data be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs (including those related to storing data in multiple jurisdictions), require us to change our business practices in a manner adverse to our business or conflict with other laws to which we are subject, thereby exposing us to regulatory risk. The stringent cross-border transfer rules in certain jurisdictions may also prohibit us from disclosing data to foreign authorities upon their request, which may generate a scenario where it is not possible for us to comply with both laws. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.
Although we have moved our headquarters to the DIFC and delisted from Euronext Amsterdam, the EU’s data protection regime still applies to us to some extent. The processing of personal data by a certain number of our entities, including our Amsterdam office, are subject to the EU GDPR directly. In addition, our operations in other markets, such as Ukraine, may also become subject to GDPR considering the extraterritorial effect of the legislation (for example, GDPR applies if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union). Further, EU legislation, such as the draft ePrivacy Regulation, could affect us to a greater degree. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to Over the Top (“OTT”) service providers, as well as traditional telecommunications service providers. Our entities established in the European Union which process such electronic communications data are likely to be subject to this regime.
Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services, fines and penalties. Violation of these data protection laws and regulations may lead to a seizure of our databases and equipment, imposition of administrative sanctions or result in a ban on the processing of personal data, which in turn could lead to the inability to provide services to our customers. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal data or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation.

As a global connectivity and digital business, we have disputes and litigation with regulators, competitors, customers and other third parties.
We are party to a number of lawsuits, commercial disputes and other legal, regulatory or antitrust proceedings. Any dispute or legal proceeding we are party to, whether with or without merit, could be expensive and time consuming, and could divert the attention of our senior management. The final outcomes of many such disputes are highly uncertain and inherently unpredictable. Any adverse outcome in these or other proceedings, including any that may be asserted in the future, could harm our reputation and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.
We may also be subject to claims concerning certain third-party products, services or content we provide by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to, these products, services or content. In addition, as mobile operators are directly liable for actions of third parties to whom they forward personal data for processing, if the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations or could in turn harm our business. We also currently host and provide a wide variety of services and products that enable users to engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud or other grounds based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated, user-generated content or third-party content that we have made available within our services violates applicable law.
For more information on current disputes, see Note 8—Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.

It may not be possible for us to procure the permissions and registrations required for our base stations.
Our mobile network is supported by numerous base station transmission systems. Given the multitude of regulations that govern such equipment and the various permits required to operate them, occasionally we may not be able to procure in a timely manner, or at all, the permissions and registrations required for our base stations, including construction permits and registration of our title to land plots underlying our base stations, or to amend or maintain the permissions that we already have. As a result, there could be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods.
We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our permits and that require us to cure such violations. In the past, we have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure to cure such violations could result in the applicable license being suspended or subsequently revoked. Although we endeavor to take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits, we cannot assure you that our efforts will be successful. If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows or prospects.
Our Egyptian holding company, GTH, exposes us to legal and political risk.
Our subsidiary in Egypt, Global Telecom Holding S.A.E. (“GTH”), and its subsidiaries no longer have any business operations but have been subject to a number of tax claims in recent years. Despite entering into a tax settlement agreement with the Egyptian tax authorities for certain historic periods, GTH may in the future be subject to further tax claims, whether with or without merit, under existing or new Egyptian tax law or upon winding up or liquidation. The winding up of GTH and its subsidiaries may take some time and may expose the Company to additional costs and expenses or liabilities. In particular, GTH still has a large number of private investors holding less than 0.5% of GTH’s share capital and they may subject VEON Ltd. or GTH to claims in the future and may delay the winding up or liquidation of GTH.
Climate change regulation may lead to material increases in operational and capital costs.
In our markets climate change regulation is lagging behind that of certain more developed economies. However, public awareness and concern continue to grow around the world. Some of the jurisdictions in which we operate may begin to implement such regulation in the medium to long term, leading to increased operational costs. Such regulation can include the enactment of circular economy regulations, regulating greenhouse gas (“GHG”) emissions, carbon pricing and increasing energy and fuel costs. Increased fuel and energy prices and pricing of GHG emissions could make it more expensive for us to power our networks and operations and may also result in VEON being subject to carbon emission taxation directly for our limited carbon emissions as a telecommunications operator. In addition, there are initial capital costs that we will have to incur as we transition towards the use of renewable energy across our operations. There could also be increases in our operational costs due to changing levels of precipitation, increased severity and frequency of storms and other weather events, extreme temperatures and rising sea levels, which could cause potential damage to infrastructure and therefore increase operating costs to maintain and repair such facilities and network equipment.
Adoption of new accounting standards and regulatory scrutiny of our financial statements could affect our reported results and financial position.
Our adopted accounting policies and methods drive how we record and report our financial condition and results of operations. Accounting standard-setting bodies, including the International Accounting Standards Board, may change accounting regulations that govern the preparation and presentation of our financial statements. Those who interpret the accounting standards, including the SEC, may amend or even reverse their previous interpretations or positions on how various accounting standards should be applied. Those changes may be difficult to predict and could have a significant impact on the way we account for certain operations and present our financial position. In some instances, a modified standard or interpretation thereof, an outcome from an unfavorable regulatory review relating to our financial reporting or a new requirement may have to be implemented with retrospective effect, which requires us to restate or make other changes to our previously issued financial information. Such circumstances may involve the identification of one or more significant deficiencies or material weaknesses in our internal control over financial reporting, impact how we prepare and report our financial statements or affect future financial covenants in our financing documents.

For more information on the impact of IFRS on our Audited Consolidated Financial Statements and on the implementation of new standards and interpretations issued, see Note 26—Significant Accounting Policies to our Audited Consolidated Financial Statements.
Risks Related to the Ownership of our ADSs

The price of our ADSs may be volatile and holders of ADSs could incur substantial losses.
The trading price for our ADSs has in recent years been and may continue to be subject to wide price fluctuations in response to many factors. This may lead holders of our ADSs to sell below the price at which they purchased them. Our business performance, broader geopolitical or macroeconomic conditions, operational and regulatory developments, industry and market conditions are key drivers of our ADS trading price. Stock markets in general experience extreme volatility that often is not a result of the operating performance of particular companies, such as at the outset of the COVID-19 pandemic and or the Russian invasion of Ukraine. Dilution arising from the issuance of new shares or sales of shares by major shareholders can also impact our ADS trading price. Other factors contributing to this volatility of the trading prices of our ADS include:
•adverse geopolitical and macroeconomic developments, including those caused by the ongoing war in Ukraine;
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
•investor perception of our company and of the industry in which we compete, as well as of the countries in which we operate; and
•other general economic, political and market conditions, including those that may arise as a result of or in response to the new U.S. tariff plans announced in April 2025.
These and other factors, including the other factors listed in this Item 3.D might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent holders of our ADSs from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs.

As a foreign private issuer within the meaning of the rules of NASDAQ, we are subject to different NASDAQ governance standards than U.S. domestic issuers, which may afford less protection to holders of our ADSs.
As a Bermuda incorporated exempt company with ADSs listed on the NASDAQ Capital Market, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to U.S. companies. Accordingly, VEON’s shareholders do not have the same protections as are afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. Certain corporate governance practices in Bermuda may differ significantly from the NASDAQ corporate governance listing standards. For a discussion of such differences, see Item 16.G—Corporate Governance.

Various factors may hinder the declaration and payment of dividends.
The payment of dividends are subject to the discretion of our board. For the years ended December 31, 2024, 2023 and 2022, we did not pay a dividend. Various factors may cause our board to determine not to pay dividends or not to increase dividends. Such factors include our financial condition and prospects, our earnings, shareholders equity and equity free cash flow, the movement of the U.S. dollar against our local currencies, such as the Pakistani rupee and the Ukrainian hryvnia, our leverage, our capital requirements, contractual and currency restrictions in our countries of operation, the economic outlook of markets in which we operate, legal proceedings and other such factors as our board may consider relevant.
For more information on our policy regarding dividends, see Item 8.A—Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.

Holders of our ADSs may not receive distributions on our common shares if it is illegal or impractical to make them available to them.
The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receive on our common shares (or other deposited securities) after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares that their ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs or if there are any government approvals or registrations required for such distributions that cannot be obtained after reasonable efforts made by the depositary. For example, it would be unlawful to make a distribution to a holder of ADSs, if such distribution consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. VEON has no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value from them if it is illegal or impractical for the depositary to make them available. These restrictions may materially reduce the value of the ADSs.
VEON Ltd. is a Bermuda incorporated exempt company that, while currently headquartered in the United Arab Emirates with its principal place of business in Dubai, is governed by Bermuda law, which may affect your rights as a shareholder or holder of ADSs, including your ability to enforce civil liabilities under U.S. securities laws.
VEON Ltd. is a Bermuda incorporated exempted company, currently headquartered in the United Arab Emirates with its principal place of business in Dubai. As a result, the rights of VEON Ltd.’s shareholders are governed by Bermuda law and by its bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. As substantially all of our assets are located outside the United States, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VEON Ltd. or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, such as the United States and the United Arab Emirates, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.
Holders of ADSs may face difficulty exercising their voting rights at shareholder meetings.
Holders of ADSs have the right under the deposit agreement to instruct the depositary to exercise the voting rights afforded by their common share holdings represented by ADSs. At our request, the depositary will mail to holders any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise their voting rights. If the depositary timely receives voting instructions, it will endeavor to vote in accordance with such voting instructions. However, we cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. The ability of the depositary to carry out voting instructions may also be limited by practical and legal limitations and the terms of the common shares on deposit.
Losing our foreign private issuer status could result in significant additional costs and expenses.
We are a “foreign private issuer” as defined in Rule 405 under the Securities Act and therefore do not need to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The rules governing what information foreign private issuers are required to disclose differ from those governing companies subject to the Exchange Act requirements. Although we currently report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence. In addition, we are exempt from the SEC’s proxy rules and the proxy statements that we distribute are not subject to review by the SEC. We are also exempt from Section 16 of the Exchange Act regarding sales of our shares by insiders.
In the future, we could cease to be considered a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and a majority of our directors or management are U.S. citizens or residents. As of December 31, 2024, less than 50% of our outstanding voting securities are held “of record” by U.S. residents and less than a majority of our directors and management are U.S. citizens or residents. In the event that we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Overview
VEON is a leading digital operator strategically positioned across six frontier markets: Bangladesh, Kazakhstan, Pakistan, Ukraine Uzbekistan and Kyrgyzstan (currently classified as held for sale). The Company delivers comprehensive telecommunications and digital services (including voice, fixed broadband, data and cloud services) through local brands that resonate with each market's unique digital landscape, including our “Kyivstar,” “Banglalink,” “Toffee” and “Jazz” brands. VEON operates across six countries that are home to more than 7% of the world’s population. The company's digital operator strategy focuses on delivering services beyond traditional mobile and fixed connectivity, and expands into digital financial services, entertainment, healthcare, education and digital enterprise services. As of December 31, 2024, we had 18,027 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see Item 5—Operating and Financial Review and Prospects.
VEON Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), incorporated on June 5, 2009. Our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda and our headquarters are located at Index Tower (East Tower), Unit 1703,Dubai (DIFC), the United Arab Emirates. Our telephone number is +971 52 138 1275. We have established a representative office in the DIFC under registration number 9640 and our effective management and control is in the DIFC, through the holding of board meetings in the DIFC. As such, we are registered for United Arab Emirates corporate tax.

Our website is www.veon.com. The information presented on our website is not part of this Annual Report on Form 20-F and is not incorporated by reference.

    Our legal representative in the United States is Puglisi & Associates, 50 Library Ave, Suite 204, Newark, DE 19711 (+1 (302) 738 6680). Our agent for service of process in the United States is CT Corporation, 11 Eighth Avenue, New York, NY 10011 (+1 (212) 894 8400). In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.
History
Our predecessor VimpelCom (formerly OJSC VimpelCom) was founded in 1992 and listed American Depositary Shares (“ADS”) on the New York Stock Exchange in 1996. Its successor, VimpelCom Ltd., remained listed on the New York Stock Exchange until 2013 when it was subsequently listed on the NASDAQ Global Select Market. In March 2017, the company rebranded as VEON and shortly thereafter, the company began trading its common shares on Euronext Amsterdam. In October 2022, the company’s ADS were transferred to the NASDAQ Capital Markets. VEON traded its common shares on Euronext Amsterdam from and on April 4, 2017 until November 22, 2024.
In the early 2000s, we began expanding into certain markets in Eastern Europe and Central Asia, including Kazakhstan, Ukraine, and Uzbekistan, in 2004, 2005 and 2006, respectively. In 2019, we entered into the Pakistan and Bangladesh markets. In recent years, we have strategically refocused our business towards specific markets, leading to, among others, the sale of our operations in Algeria and Russia in 2021 and 2023, respectively. As of December 31, 2024, our Kyrgyzstan operations are classified as held-for-sale.

Business Strategy
Since its inception, VEON has been offering traditional telecommunications services, which includes fixed-line, text, voice and data, as well as owning and operating network infrastructure. We remain at the forefront of 4G and 5G adoption and are positioning ourselves to be the dynamic connectivity provider in each of our markets.

Since 2021, our operating companies have been executing our “digital operator 1440” model pursuant to which we aim to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only the market share of our operators, but also the relevance and the wallet share of our businesses and industry by delivering value via, for example, mobile entertainment, mobile health, mobile education, and mobile financial services. Further, the Company is moving towards an “asset-light” model pursuant to which we own only the core assets needed to operate our business. Accordingly, in certain markets we have progressed with deals for the sale of our tower and other infrastructure assets in favor of long-term lease, right-of-use and other service arrangements. This strategic shift allows our operators to allocate more time and resources towards customer-facing and digital initiatives.
Business Combination Agreement Regarding Kyivstar
On March 18, 2025, certain subsidiaries of VEON and Cohen Circle Acquisition Corp. I, a special purpose acquisition company, entered into a business combination agreement that will result in the indirect listing listing Kyivstar on the NASDAQ in the United States. For more details on the proposed business combination regarding the listing of Kyivstar, see Item 10.C — ,Material Contracts.
B. Business overview
Business Units and Reportable Segments
Our reportable segments currently consist of the following five geographic segments: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our operations for “HQ” which represents transactions related to management activities within the group in Amsterdam and Dubai and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. See Item 5—Operating and Financial Review and Prospects—Reportable Segments and Note 2—Segment Information to our Audited Consolidated Financial Statements for further details.
This Item 4, unless indicated otherwise, provides a description of our business as of December 31, 2024. Important aspects of our business operations may be subject to change, including licensing, our product offering, our market position and contractual arrangements with governments and key third parties.
Subsidiaries
    The table below sets forth our significant subsidiaries as of December 31, 2024. The equity interests presented reflect our direct and indirect ownership interest. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below.

Name of significant subsidiary	Country of incorporation	Nature of subsidiary	Percentage of ownership interest
VEON Amsterdam B.V.	Netherlands	Holding	100.0%
VEON Holdings B.V.**	Netherlands	Holding	100.0%
JSC “Kyivstar” *	Ukraine	Operating	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%
LLC “Sky Mobile” ***	Kyrgyzstan	Operating	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%
VEON Group Holding Company Limited	Dubai	Branch	100.0%
*LLC “Sky Mobile” was classified as held-for-sale as of December 31, 2024. For discussion of our Kyrgyzstan operations interests as a held for sale see Note 11—Held for Sale and Discontinued Operations of the Audited Consolidated Financial Statements.
** On April 8, 2025, we completed a partial Dutch statutory demerger of VEON Holdings B.V. (“VEON Holdings”) pursuant article 2:334a paragraph 3 of the Dutch Civil Code, as a result of which VEON Holdings’s previously-held interests in its subsidiaries (along with other assets, liabilities and contracts) were allocated among VEON Holdings and two newly-incorporated entities, VEON MidCo B.V. and VEON Intermediate Holdings B.V. Effective April 8, 2025: (i) VEON Holdings’s only subsidiary is JSC Kyivstar; (ii) VEON MidCo B.V. holds the interests in VEON’s operating subsidiaries and other key assets; and (iii) VEON Intermediate Holdings holds the interests in VEON’s non-core assets and subsidiaries.

Description of Our Telecommunications Business
VEON provides mobile telecommunication services to its customers in Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also provide fixed-line telecommunications services in Pakistan, Ukraine, Kazakhstan and Uzbekistan as well as business-to-consumer and business-to-business OTT (over-the-top) services on mobile and fixed networks in each of our markets.

The table below presents the primary mobile telecommunications services we offer to our customers and along with a breakdown of prepaid and postpaid subscriptions as of December 31, 2024.

Mobile Service Description	Pakistan	Bangladesh	Ukraine	Uzbekistan	Kazakhstan
Value added and call completion services(1)	Yes	Yes	Yes	Yes	Yes
National and international roaming services(2)	Yes	Yes(4)	Yes	Yes	Yes
Wireless Internet access	Yes	Yes	Yes(3)	Yes	Yes
Mobile financial services	Yes	No(5)	No	Yes	Yes
Mobile bundles	Yes	Yes	Yes	Yes	Yes

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
(3)    Includes 4G.
(4)    National roaming has not been commercially introduced yet in Bangladesh. However, Banglalink and Teletalk conducted the first-ever trial of National Roaming in the country. After the trial period, the 'Piloting of National Roaming' was launched for 2,000 Teletalk subscribers on the Banglalink network on March 26, 2024. The piloting was halted after its expiry on September 24, 2024.
(5)    As per regulation, mobile network operators are not allowed to provide mobile financial services in Bangladesh.
Interconnection Agreements
Each of our connectivity businesses rely on interconnection services. The table below presents certain of the primary interconnection agreements that we have with mobile and fixed-line operators in Pakistan, Ukraine, Kazakhstan, Uzbekistan, and Bangladesh.

Pakistan
In the territories of Pakistan and Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan, we have several interconnection agreements with mobile and fixed-line operators. Our MTR was PKR 0.5/min from January 1, 2022 up until June 30, 2022; PKR 0.4/min from July 1, 2022 up until June 30, 2023; and PKR 0.3/min from July 1, 2023 to onwards.

Ukraine
We have interconnection agreements with various mobile and fixed-line operators. From January 1, 2024 to December 31, 2024, the effective MTR was UAH 0.08/min and the effective IMTR was US$0.0211/min. As of January 1, 2025, the effective MTR is UAH 0.0.075/min and effective IMTR is US$0.0229/min.

Kazakhstan	We have interconnection agreements with mobile and fixed operators. Our MTR for 2024 for local mobile operators was KZT 5.60/min and for fixed operators was KZT 16.66/min and our IMTR is KZT53.76/min.
Bangladesh	We have interconnection agreements with various mobile and fixed-line operators. The IMTR for international calls was revised on February 16, 2025. Currently, the maximum and minimum mobile termination rates are US$0.025/min and US$0.005/min, respectively. IGW operators required to share 22.5% of international call termination revenue with mobile operators based on the IMTR. The domestic interconnection termination charge remains the same (MTR BDT 0.10/min, interconnection exchange operators charge is BDT 0.04/min, however, for SMP operators the MTR charge is BDT 0.07/min). In April 2023, the domestic SMS interconnection termination rate has been changed from BDT 0.055/SMS to BDT 0.07/SMS along with the floor rate for Application to Person (A2P) SMS. This change has been implemented from July 2024 onwards.
Uzbekistan	We have interconnection agreements with various mobile and fixed-line operators. The MTR rate in 2024 was UZS 0.05/minute and remained unchanged in comparison to 2023 and 2022.

Our Pakistan Business
In Pakistan, we operate through our operating company, Pakistan Mobile Communications Limited (“PMCL”), and our brands, “Jazz,” and “ROX”. PMCL remains the market leader in Pakistan’s telecommunications industry, with a total customer base of 71.5 million as of December 31, 2024, out of which 70.7% are 4G users. Its comprehensive suite of services caters to a wide range of customer needs, encompassing traditional telecommunications and digital offerings. In 2024, customers across the market continued to migrate to 4G/LTE services. As of December 31, 2024, PMCL provides 4G/LTE services in 336 cities. With a 4G coverage of 68.9%, Jazz continues to bridge the digital divide in Pakistan.
We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2024, approximately 97.6% of our customers in Pakistan were on prepaid plans.

We also provide a portfolio of digital services on mobile and web platforms to our customers, some of which are also accessible and used by connectivity users of other operators. These include our self-care application Simosa (formerly JazzWorld), the OTT streaming platform Tamasha, the mobile financial services platform JazzCash, as well as services in music, gaming, and insurance.

With Garaj, Jazz’s flagship cloud platform, we aim to provide agile, secure, and scalable cloud solutions to businesses. Hosted in Jazz’s Tier 3-rated data centers, Garaj offers over 30 fully automated and managed services, including infrastructure, cybersecurity, and business continuity. Garaj caters to businesses of all sizes across Pakistan.

Our Mobile Business in Pakistan

We continue to focus on a technology-agnostic mobile internet portfolio, offering uniform pricing across our 2G and 4G/LTE technologies. In Pakistan, we offer a diverse portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, Small Office Home Offices (SOHOs) (with 1 to 3 employees), Small Medium Enterprises (SMEs) (with 4 to 249 employees) and enterprises (with more than 249 employees). We offer corporate customers several postpaid plan bundles, variable discounts for closed user groups and follow-up minutes based on bundle commitment.
In addition to our core products and services, we develop and offer digital solutions and products to our customers across both business and consumer segments. These services are available on a stand-alone basis, including for users who are not connectivity customers of Jazz, as well as through integration with our data bundles.

The table below presents the primary mobile telecommunications services we offer in Pakistan.

Voice
•Airtime charges from mobile postpaid and prepaid customers, including a monthly contract fee for a predefined amount of voice traffic (via 2G GSM, VolTE and VoWifi etc.) and a roaming fee for airtime charges when customers travel abroad.

Internet and data access
•GPRS, EDGE, and 4G/LTE.
Roaming
•Active roaming agreements with 271 GSM networks in 148 countries.
•GPRS roaming with 210 networks in 119 countries.
•CAMEL roaming through 132 networks in 93 countries.
•LTE roaming through 122 networks in 76 countries.
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
Content and infotainment
•Ecosystem of digital services: self-care application Simosa (formerly JazzWorld), OTT streaming, the Tamasha platform, the “Game Now” gaming platform, music and live audio streaming services, mobile learning, Sports X and other lifestyle services.

Mobile financial services
•Mobile financial services through JazzCash consumer and Business App including funds transfers, digital payments, online payments and wealth management offerings (including digital nano loans, savings and insurance, government payments, welfare disbursements, etc.) .

•Digital lending offerings including micro loans (such as Buy Now, Pay Later), through JazzCash Pvt Ltd. (“JCPL”), a non-banking finance company licensed by the Securities and Exchange Commission of Pakistan.

•Jazz launched “FikrFree” in October 2024, a digital insurance marketplace to provide a personalized, streamlined experience for purchasing and managing a diverse insurance portfolio including for health, life, handset and vehicle insurance.

The table below presents a description of business licenses relevant to our mobile business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services(1)	License(3)	Expiration
2G(4)	Nationwide	2037
	Nationwide	2034 (2)
3G	Nationwide	2029
4G/LTE (NGMS)(4)	Nationwide	2032
(1)NGMS License and Technology Neutral
(2)The renewal of the Warid license (now merged with Jazz since 2016) renewal was due in May 2019 and was renewed by signing under protest on October 18, 2021 and as at the year ended December 31, 2024, we have made a total payment of US$482 million (including a markup of approximately US$32 million) in several installments. All payable dues have been cleared as per timelines agreed in the renewed license. We continue to challenge the PTA license renewal decision before Pakistan’s courts but await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending.
(3)In addition, PMCL and its subsidiaries have other licenses, including LDI, TTP, local loop and CVAS licenses to provide telecommunications and non-voice communication services in Pakistan, AJK and Gilgit-Baltistan. The licensees must also pay annual fees (0.5%) to the PTA and make universal service fund contributions (1.5%) and/or research and development fund contributions (0.5%), as applicable, in a total amount equal to a percentage of the licensees’ annual gross revenues (less certain permissible deductions) for such services.
(4)In 2022, PMCL renewed its 2G license at initial license fee of US$486.2 million for a further term of 15 years which was previously renewed in 2007. PMCL is entitled to provide NGMS (3G/4G) under the same renewed license. 50% of initial license fee (i.e. US$243.1 million) was paid in 2022 at the time of renewal while the remaining 50% will be payable in equal yearly installments as per the terms and conditions of the license. PMCL also acquired a new license for 4G/LTE services in 2017 at an initial license fee of US$295 million for a term of 15-years (valid until 2032).
(5)All mobile licenses acquired by PMCL are technology neutral therefore, PMCL is entitled to use the frequency spectrum assigned under a specific license for provision of 2G, 3G and 4G services.

LICENSE FEES
Under the terms of its 2G, 3G and 4G/LTE licenses, as well as its license for services in AJK and Gilgit-Baltistan, PMCL must pay annual fees to the PTA and make universal service fund contributions and/or research and development fund contributions, where applicable in respective licenses. These contributions amount to a total equal to 2.5% of PMCL’s annual gross revenues (less certain allowed deductions) for the respective services, in addition to spectrum administrative fees.

PMCL’s total license fee (the annual license fee plus revenue sharing) in Pakistan (excluding the yearly installments noted above) was US$ 20.70 million, US$ 19.68 million and US$26.85 million, for the years ended December 31, 2024, 2023, and 2022, respectively. PMCL’s total spectrum administrative fee payments were US$1.61 million, US$1.68 million, and US$1.84 million for the years ended December 31, 2024, 2023, and 2022 respectively.

Digital Services
Pakistan is a significantly underserved market in terms of financial services, with one of the highest unbanked population rates globally. JazzCash, the country’s leading mobile financial services platform, addresses this critical gap by offering digital financial services to customers across Pakistan. These services are accessible to users of all mobile operators, whether they use a feature phone or smartphone. Mobilink Microfinance Bank Limited (“Mobilink Bank”), our wholly owned subsidiary, complements these efforts by delivering microfinance banking services alongside various digital financial solutions and traditional banking products. These include microfinance loans, credit facilities, payment and transfer services, and a range of other banking solutions, under a license granted by the State Bank of Pakistan. In partnership with Jazz, Mobilink Bank offers branchless banking services under the trusted brand name “JazzCash”.
As of December 31, 2024, JazzCash’s active base was 19.7 million which represents a year-on-year increase of 21.1%. JazzCash users grew 34.1% over the same periods. Digital instant micro-loans and the value of the loans disbursed grew 83.4% and 130.7%, respectively, on a year-on-year basis. Overall customer deposits grew 43.5% during the same period.

Jazz’s video streaming app, Tamasha, offers high-definition access to a wide range of premium content—including live sports tournaments, TV channels, local and international movies, dramas, TV shows, and short-form videos (Tamasha Shorts). Providing mobile infotainment services to users of other operators as well as Jazz, Tamasha’s monthly active user base reached 17.1 million customers as of December 31, 2024. Jazz also offers a wider portfolio of digital services, including music streaming, sports, insurance, education, and lifestyle offers.

Distribution
    As of December 31, 2024, our sales channels in Pakistan included ten business centers, a direct sales force of 575 employees managing our indirect sales channels, 453 exclusive franchises currently active and over 172,626 non-exclusive third-party retailers. For top-up services, we offer prepaid scratch cards and electronic recharge options, which are distributed through of the same channels. As of December 31, 2024, Jazz brand SIMs are sold through more than 40,759 retailers, supported by biometric verification devices.
Complementing this infrastructure, JazzCash serves customers' financial needs through an extensive on-ground network of approximately 300,000 agents, promoting the widespread adoption of digital wallets. True to its value structure as an ecosystem enabler, JazzCash is recognized as Pakistan's largest digital merchant acquirer, equipping over 420,000 retail outlets with digital payment acceptance QR codes and innovative Point of Sale (“PoS”) solutions.

Competition
    The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2024:

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”)	71.5
Zong	50.0
Telenor Pakistan	43.5
Ufone	26.1
SCO	1.9
Source: The Pakistan Telecommunications Authority.
    According to the PTA, there were approximately 193.3 million mobile connections in Pakistan (including SCO numbers) as of December 31, 2024, compared to approximately 189.4 million mobile connections in Pakistan (including SCO numbers) as of December 31, 2023, representing a mobile penetration rate of approximately 79.0% compared to approximately 78.9% as of December 31, 2023.
Initially announced in December 2023, the expected merger between Ufone and Telenor is currently awaiting regulatory approval. If approved, the merger would create one of the largest mobile operator in Pakistan after our Jazz brand and the telecommunications marketplace will further consolidate into a three-player market.
Our Fixed-line Business in Pakistan
In Pakistan, we offer internet and data connectivity services over a wide range of access media, covering major cities. We also provide cross-border transit services. The table below presents a description of the fixed-line telecommunications services we offer in Pakistan.

Services
•Data and voice services over diverse access media, covering more than 225 locations, including all the major cities.
•Enterprise telephony solutions including unified communication solutions to customers with multiple tracking options and Value-added services tailored for enterprise communication.
•Enterprise Data Connectivity services provided to the enterprise customers including dedicated internet access, VPN, leased lines and fixed telephone solutions.
•Domestic and International Connectivity include leased lines for both domestic and international transit, MPLS (Multiprotocol Label Switching) services and IP Transit through our robust access network.

•High-speed internet access (Provisioning of fiber-optic connectivity for ultra-fast and stable internet).
•Next-Generation Solutions include SD-WAN (Software-Defined Wide Area Network) and Managed WiFi solutions.
•Telephone communication services, based on modern digital fiber-optic network supporting telephone communication.
•Value added services including Universal Access Number (UAN) and Toll Free numbering (TFN) services.
•Cloud-Based Solutions include cloud-based contact center and helpdesk solutions, Cloud-based Enterprise surveillance bundled with fixed voice and data.
•Fixed-Line Mobile Convergence offer solutions integrating fixed-line and mobile communication for enterprise seamless operations.
•Dedicated Data Transmission services.
Coverage
•Wired and wireless access services include FTTx, PMP (point to multipoint), point-to-point radios, VSAT and Microwave links connecting more than 225 locations across Pakistan.
Operations
•Long-haul fiber optic network covers more than 13,000 kilometers and is supplemented by wired and wireless networks.
Customers
•Enterprise customers.
•Domestic and international carriers.
•Corporate and individual business customers.
Distribution
We have a dedicated sales force in Pakistan focused on enterprise customers, ensuring targeted engagement with businesses across various sectors. This sales force is strategically structured, with regional sales heads leading teams of skilled professionals, including team leads and key account managers, to deliver seamless customer support and connectivity solutions. Additionally, to expand our reach, we have partnered with external entities to establish an indirect sales channel, targeting areas where our direct teams are not present. A centralized telesales team, led by a dedicated manager, further enhances our efforts through targeted campaigns aimed at upselling and customer retention.

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

Services	License	Expiration
Long Distance and International (“LDI”)	Nationwide and International	2044
Local Loop (fixed line and/or local loop with limited mobility)	Regional	2044(1)
Telecom Tower Provider (“TTP”)	Nationwide	2032
(1) Our wireless local loop license expired in November 2024 and has been renewed by PTA under the category of a national fixed line license (without spectrum), for the additional term of 20 years.
Our Pakistan Infrastructure
Currently VEON’s tower infrastructure is carved out into a separate tower company. Deodar (Private) Limited (“Deodar”) wholly owned by PMCL.

In line with our asset light strategy, on December 5, 2024, PMCL signed an amalgamation agreement with Engro Corporation Limited (“Engro Corp”). Under the amalgamation agreement, Deodar will vest into Engro Connect, Engro Corp’s subsidiary, via a scheme of arrangement (“Scheme”). The Scheme is subject to sanctioning by court as well as customary regulatory approvals in Pakistan. Upon completion of the Scheme, PMCL will continue to lease Deodar’s tower infrastructure under a long-term agreement.

Our Ukraine Business
    We operate in Ukraine with our operating company “Kyivstar JSC” and our brand, “Kyivstar.” Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments.

Our Ukraine Mobile Business
Kyivstar offers bundles including combinations of voice, SMS, mobile data, OTT services and swappable benefits (telecommunications and non-telecommunications). As of December 31, 2024, approximately 76% of our customers were on Prepaid plans.

The table below presents the primary mobile telecommunications services we offer in Ukraine.

Voice
•Airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.
•VoLTE(1)

Internet and data access
•GPRS/EDGE, 3G and 4G/LTE
Roaming
•Active roaming agreements for 492 networks in 188 countries.
•GPRS roaming on 434 networks in 166 countries.
•CAMEL roaming on 280 networks in 133 countries.
•4G/LTE roaming on 196 networks in 94 countries.
Messaging
•SMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder).
Content, infotainment, Entertainment
•Voice- and SMS-based value-added services (information, content, customer care).
•Customer care via mobile OTT app and web portal “MyKyivstar” and call centers.
•Kyivstar TV provided both as a mobile OTT application and a fixed/IPTV service.
•Digital health services via Helsi, offering end-user solutions and digitization of healthcare provision for medical institutions and doctors.
•Cloud solutions including consumer storage apps and business-to-business.
•M2M and productivity solutions to businesses.
•Radio Kyivstar
•Other content and entertainment services provided via OTT applications and web-based services.
•Ringback tone.
•Mobile safety service (lost and found, insurance, family tracker).
•Device remote support service (for smartphones/laptops/personal computers).

(1)Kyivstar was the first mobile operator in Ukraine to launch VoLTE technology for calls via 4G over network in December 2020. At first, VoLTE was available for contract subscribers who actively use most of Kyivstar’s services. Later, in October 2022, the technology was introduced to prepaid subscribers. At the end of December 2024, we activated VoLTE technology to more than seven million subscribers 5.9 million of which were active monthly users.

The table below presents a description of business licenses relevant to our mobile business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration, however the spectrum needs of our operations and intentions may change.

Services	License	Expiration
GSM900 and GSM1800(1)(2)	Nationwide	Indefinite(5)
3G(3)	Nationwide	April 1, 2030
4G/LTE(4)	Nationwide	July 1, 2033 (1800 MHz)
4G/LTE(4)	Nationwide	March 5, 2033 (2600 MHz)
4G/LTE(6)	25 Regions (excl. Crimea and Sevastopol)	July 1, 2040 (900 MHz)
4G/LTE(7)	25 Regions (excl. Crimea and Sevastopol)	December 16, 2039 (2300 MHz, TDD)
3G and 4G/LTE(7)	25 Regions (excl. Crimea and Sevastopol)	December 16, 2039 (2300 MHz, TDD)
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
(7)Kyivstar received licenses and spectrum for 4G/LTE, 3G and 4G/LTE in two separate deals in 2024. Following the auction held on November 19, 2024, Kyivstar acquired 40 MHz (TDD) spectrum in the 2300 MHz band for UAH 0.995 billion. In addition, at the same auction, Kyivstar acquired 5 MHz (paired, FDD) spectrum in the 2100 MHz band for UAH 0.45 billion.

LICENSE FEES
In 2024 Kyivstar PJSC made spectrum and license payments as follows: spectrum acquisition at auction - UAH 1,443.3 million (US$34.7 million) (paid to the State Budget); annual fee for the use of radio frequency spectrum —UAH 1,098.8 million (US$27.3 million) (paid to the State Budget); EMC and monitoring—UAH 525.6 million (US$13.1 million) (paid to Ukrainian State Center of Radio Frequencies).

On September 11, 2024, the National Regulator (NKEK) adopted Decision No. 485 regarding the auction aiming to distribute the licenses for the use of the radio frequency spectrum in the radio frequency bands 1935-1950/2125-2140 MHz, 2355-2395 MHz and 2575-2610 MHz for cellular radio communications. By the same Decision, the NKEK approved the Terms of the Auction for Obtaining Licenses, set the auction start date as November 11, 2024, and required the publication of an announcement of the auction on the official website of the NKEK. Kyivstar, VFU, and Lifecell were acknowledged by the Regulator as participants in the auction and subsequent “voice” bidding.

Based on the results of the “voice” auction held on November 19, 2024, NKEK adopted Decision No. 668 dated November 22, 2024, pursuant to which Kyivstar obtained the following licenses on December 17, 2024:

SPECTRUM BAND	PRICE
1940-1945/2130-2135 MHz in 24 regions of Ukraine	UAH 448.5 million (US$ 10.8 million)
2355-2395 MHz in 25 regions of Ukraine	UAH 994.8 million (US$ 23.9 million)

Digital Services
Our digital services in Ukraine include value added and call completion services, including messaging services, content/infotainment services, data access services, location-based services, media and content delivery channels. Our digital products consist of Kyivstar TV, our digital television service, Helsi, our digital healthcare platform and MyKyivstar, our self-service application designed to help our customers manage their telecommunications services and our consumer cloud offerings. We also offer additional digital services to our B2B customers, such as cloud solutions, including consumer storage apps.
Helsi, is Ukraine’s leading digital health platform. It is a is a digital data management platform supporting the provision of healthcare services by medical institutions and doctors and improving patients’ access to healthcare, including by facilitating remote consultations and appointment bookings and storing medical data. In 2024, the company achieved an impressive 55% year-on-year revenue growth, succeeded in holding B2B market share with 5% year-on-year increase in active medical personnel within the Helsi medical information system and launched a number of new services for the B2B market. Helsi also made significant improvements in B2C customer engagement through digital channels, supported by the launch of innovative services, such as AI-powered interpretation of laboratory test results, which were activated by more than 800k users during the year. As of December 31, 2024, there were 28 million patients registered on the platform.
Kyivstar TV, provided both as a mobile OTT internet application and a fixed/IPTV broadband service, is the largest media streaming service in Ukraine by number of users as of December 31, 2024. Kyivstar TV offers free access to over 320 channels with various content, including a children’s channel, e-learning platforms and news channels, as well as a video library of over 20,000 films and series, all of which can be sorted into personalized playlists by our users.In December 2024, Kyivstar TV celebrated its 5th anniversary. The number of monthly active users grew by over 50% year over year.
We offer two subscription options: a free and a paid subscription. Our users can choose between subscription-based video on demand (“VoD”) and transaction-based VoD (pay per view). In 2024, we introduced a redesigned app, a new logo and enhanced branding, along with advanced features like personalized recommendations and offline viewing, further strengthening our position as a modern digital TV service. Kyivstar TV delivered 77.8% year-on-year revenue growth between 2023 and 2024,

MyKyivstar, our self-service platform, continues to be a significant interface for digital interactions with our B2C customers. MyKyivstar allows our customers to, among other things, manage their personal mobile and internet services, view and pay their bills, monitor their data usage and access customer support. MyKyivstar served 6.2 million monthly active users as of December 31, 2024, via our mobile OTT app, our web portal and our call centers. The platform offers device remote support service for smartphones, laptops and personal computers, as well as a mobile safety service, which includes lost & found, insurance and family tracking.
In March 2025, we announced Kyivstar’s acquisition of Uklon, a leading ride-hailing and delivery platform in Ukraine. Uklon operates in 28 cities across Ukraine and unites more than 100,000 driver-partners on the platform. The company facilitated over 100 million rides and more than three million deliveries in the year ended December 31, 2024. This strategic acquisition marks our expansion into a new area of digital consumer services in line with our digital operator strategy.

Distribution
    Kyivstar’s strategy is to maintain a leadership position by using the following distribution channels as of December 31, 2024: distributors (26% of all connections), supermarkets and gas stations (23%), monobranded stores (21%), B2B (10%), national and local chains (8%), active sales (7%) and online sales (5%).

Competition
    The following table shows our and our primary mobile competitors’ respective customer numbers as of December 31, 2024:

Operator	Customers (in millions)
Kyivstar	23.0
Vodafone	15.8
“lifecell” LLC	9.5

Source: National Commission of the State Regulation of Electronic Communications, Radio Frequency Spectrum and the Provision of postal services.
Our Ukraine Fixed-line Business

In Ukraine we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic networks. We also offer Internet-TV using FTTB technology. The table below presents a description of the fixed-line telecommunications services we offer in Ukraine.

Services
•Corporate internet access using various last mile technologies (optical and copper lines, FBB, GPON, xDSL, MW RRL, WiMax, Wi-Fi, 2/3/4G) at speeds ranging from two Мbit/s to ten Gbit/s and additional services (IP-addresses, BGP, Backup, SLA, corporate Wi-Fi, DDos protection).

•Fіxed-line telephone: IP-lines, SIP-Trunk, analog telephone, ISDN PRI, 0-800, Virtual PBX.
•Data transmission (IPVPN and VPLS).
•FMC
•FBB/GPON services tariffs for fixed-line broadband internet access targeted at different customer segments.
Coverage
•Provided services in 142 cities in Ukraine
•Engaged in a project to install FBB/GPON for fixed-line broadband services in approximately 46,158 residential buildings in 142 cities, providing over 64,441 access points (including 3,150 access points located in the occupied territory).

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

Competition

Many providers did not report to the National Commission for the State Regulation of Electronic Communications, Radio Frequency Spectrum and the provision of postal services (“NCEC”). Based on data from the NCEC as of September 30, 2024, there were over 2.800 internet service providers in Ukraine. Total market was 8.4 million subscribers. Kyivstar led the fixed broadband market with over 1.1 million customers, which corresponded to a 14.0% market share. The table below presents our primary competitors in Ukraine in the services indicated according to the latest information from NCЕС available to us (which is as of September 30, 2024).

Voice Services(1) and Data Services(2)
Ukrtelecom	Data Group	VF Ukraine(3)
Retail Internet Services
Kyivstar	DVL Telecom(4)	Ukrtelecom
Source: NCCIR as of September 30, 2024

(1) Voice service market for business customers only.
(2) Data services for corporate market only
(3) VF Ukraine includes VF Ukraine, Farlep-Invest (Vega), Freenetly
(4) DVL Telecom includes Data Group, Volia, lifecell

Distribution

Our company emphasizes high customer service quality and reliability for its corporate large accounts while at the same time focusing on the development of its SME offerings. We sell to corporate customers through a direct sales force and various alternative distribution channels such as IT servicing organizations and business center owners, and to SME customers through dealerships, direct sales, own retail and agent networks. We use a customized pricing model for large accounts which includes service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing. We use standardized and campaign-based pricing for SME customers. Our residential marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. In addition, we have been able to benefit from cross-selling our products. As of December 31, 2024, our penetration of fixed-mobile convergence (“FMC”) in fixed broadband was 81%, due to a high level of migration of mobile customers to FMC.

Licenses

Following legislative changes, including the changes to the Law “On Telecommunications” made in 2019 by the Ukrainian Parliament, state licensing of fixed-line telecommunications services has now been abolished. Accordingly, our fixed-line business in Ukraine no longer requires licensing in order to operate.

Our Kazakhstan Business
In Kazakhstan, we operate as “Beeline” Kazakhstan, the country’s largest private telecommunications operator, providing mobile, fixed and digital services to both B2C and B2B customers. Our digital brands include IZI, which combines a connectivity offering with entertainment content; BeeTV, which offers streaming services on mobile and fixed platforms; Simply, our digital financial services platform and MyBeeline, our self-care platform evolving into a super-app with content features.
Our Kazakhstan Mobile Business

As of December 31, 2024, Beeline Kazakhstan served 11.6 million customers, of which 8.1 million were 4G users. As of the same period, our 4G network reached 96.1% population coverage, offering the widest coverage in Kazakhstan and approximately 89.8% of our connectivity customers in Kazakhstan were on prepaid plans.

Our bundles are designed for active mobile data users. We offer different options to our customers, from data bundles to customized and family plans. Since 2022, we have focused on promoting our own digital products and developing subscription projects for our customers, as well as customers on other networks. All of our bundles are billed using a mixed payment system, with an automatic switch to a daily payment schedule if there is an insufficient balance on the customer’s account for full payment. Additionally, we periodically run promotions to encourage early and on time payments, such as offering to double the customer’s monthly allowance or allowing the rollover of unused data to the following month. As of December 31, 2024, the penetration of bundles into our active base is 92%.

The table below presents the primary mobile telecommunications services we offer in Kazakhstan.

Voice
•Standard voice services
•VoLTE services
•Prepaid and postpaid airtime charges from customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad
Internet and data access
•3G and 4G/LTE service
•Technology neutral licenses
Roaming
•Voice roaming with 443 networks in 187 countries
•4G/LTE roaming with 334 networks in 143 countries
•3G roaming with 325 networks in 152 countries
•GPRS roaming with 407 networks in 162 countries
•CAMEL roaming through 426 networks in 173 countries
•VoLTE roaming with 5 networks in 5 countries
•Roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis.
VAS
•Caller-ID; Sim in safe.
•Missed Call (notify me, notify about me).
•SMS inform, toll-free helplines for B2B customers (Voice CPA).
Messaging
•SMS; display of Beeline account balance information.
Entertainment
•BeeTV offered as a digital OTT service on mobile as well as IPTV/fixed service.
• MyBeeline self-care application and web portal including additional content features such as gaming services and video.
•Hitter, music streaming app designed to deliver an exceptional listening experience to millions of Beeline subscribers.
•IZI, second brand, youth-focused entertainment operator that brings together variety of entertainment and a modern telco experience in one app.
• BeeCloud
Digital Financial Services
•Simply, initially launched as a product driver (i.e., e-wallet with VISA card linked to telco balance), underwent strong modifications in 2024. It has transitioned to the Forte bank debit card platform and is now equipped with an IBAN account. Additionally, Simply wallets serve as the foundation for the ecosystem bonuses program for KZ OPCO’s business lines. By the end of 2024, the number of customers enrolled in the ecosystem bonuses program reached 5.5 million. Simply customers conducted over 90 million transactions, earning KZT 3.6 billion in bonuses throughout 2024. As a result of this achievement, VISA awarded Simply as the best fintech innovator for 2024. Furthermore, in 2024, bank lending launched as a new product with MFS business enabling agent sales for payday loans by partner-banks via KZ OPCO’s mobile apps.

•Mobile commerce, Google, Apple DCB and Trusted payment remained as strong revenue streams ensuring stable and profitable services in accordance with our strategy goals.
Digital Services
In 2024, Beeline Kazakhstan continued to expand its digital portfolio in line with the DO1440 strategy. The MyBeeline self-care app is a digital gateway for Beeline Kazakhstan’s mobile bundles, as well as other digital applications and services. As of the year ended December 31, 2024, MyBeeline was serving 4.9 million monthly mobile active users, with an increase of 5.8% year-on-year.

BeeTV is now one of the biggest entertainment platforms in Kazakhstan and offers both OTT and IPTV content, and we are increasingly airing more Kazakh language content alongside international content. The BeeTV was serving 966 thousand monthly active users as of the year ended December 31, 2024.

Simply is Kazakhstan’s first mobile-online-only neobank, and it served 3.2 million monthly active users as of the year ended December 31, 2024. Beeline Kazakhstan’s digital-first sub-brand IZI is another strategic digital product and grew its customer base by 57% year-on-year, reaching approximately 679,000 monthly active users as of the year ended December 31, 2024.

We are also in the early stages of developing education into a digital service and have started a collaboration with Kundelik, a leading online education provider. Our ambition is to support all pupils across Kazakhstan by bringing Kundelik content, reporting and performance assessment into MyBeeline. We are exploring opportunities in the healthcare market.

Digital Enterprise Services and Artificial Intelligence

In June 2023, we launched Beeline subsidiary QazCode as a dedicated software company to boost development of new digital products and services. The 750-person QazCode team is among the largest software development companies in Kazakhstan and delivers expertise across software development, big data analytics, cybersecurity and artificial intelligence.

QazCode builds digital products and services for both local Kazakh and international clients, including other digital operators within the VEON Group. QazCode develops digital assets and contributes to the region's growth. As part of this strategy, KazLLM, the first large-scale language model for the Kazakh language, was created. The development was carried out in partnership with the Ministry of Digital Development of the Republic of Kazakhstan, Nazarbayev University and the National Information Technologies Joint-Stock Company.

In December 2024, the model was presented to the President and the Government of Kazakhstan. KazLLM is available in open access, promoting the adoption of digital products in the Kazakh language and bridging the linguistic gap for underrepresented languages. The model is integrated within the company's digital ecosystem.

Competition
    The following table shows our and our primary mobile competitors’ respective customers in Kazakhstan as of December 31, 2024:

Operator	Customers (in millions)
Beeline Kazakhstan	11.6
Kcell + Tele2/Altel	14.8
Source: Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee, Agency for strategic planning and reforms of the Republic of Kazakhstan, Beeline Kazakhstan data.
According to the Ministry of the National Economy of the Republic of Kazakhstan, Statistics Committee and other data sources noted above, as of December 31, 2024, there were approximately 26.4 million mobile connections in Kazakhstan, representing a mobile penetration rate of approximately 130.0% compared to approximately 25.4 million customers and a mobile penetration rate of approximately 127.0% in 2023.
Beginning in 2019, the national operator, Kazakhtelecom, had consolidated two mobile operators: Kcell with the brand Activ and Tele2 with the brand Altel. In 2024, Kazakhtelecom completed the sale of Tele2 to Power International Holding from Qatar.
Licenses

Licenses (as of December 31, 2024)	Expiration
Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)(1)(2)(3)	Unlimited term
1.License received on August 24, 1998.
2.KaR-Tel has permission to use spectrum in 800 MHz, 900 MHz, 1800 MHz and 2100 MHz for mobile services and in 2.3-2.4 GHz, 2.5-2.6 GHz, 3.3-3.5 GHz, and 5.5 GHz for wireless access to internet (WLL). .
1.Upfront payments in US$ are: 800 MHz (US$62,691,378) in 2016, 900 MHz (US$67,500,000) in 1998, 1800 MHz (US$10,958,904) for 4G in 2016, 2G (US$20,783,107) in 2008, and 2100 MHz (US$34,106,412) in 2010.

LICENSE FEES
Under the Kazakhstan tax code, in 2024 KaR-Tel was required to pay: (i) an annual fee for the use of radio frequency spectrum amounting to KZT 1,735,215,390 (US$ 3,802,712) (for mobile and KZT 296,578,028 (US$ 649,949) for a WLL; and (ii) a mobile services provision payment KZT 3,954 ,813,051 (US$ 8,666 ,944).

Distribution

We distribute our products in Kazakhstan through owned mono-branded stores, franchises and other distribution channels. As of December 31, 2024, we had a total of 52 stores in Kazakhstan, as well as 8,257 other points of sale and 573 electronics stores. We are focusing on our customer base and revenue growth, which we aim to increase by expanding our transport infrastructure, developing unique products, strengthening our position in the market and enhancing our sales efforts and data services, and Fixed Virtual Network Operator (“FVNO”) activity.
Our Kazakhstan Fixed-line Business
In Kazakhstan, we offer a range of fixed-line business services for B2O, B2B and B2C segments. The table below presents a description of the fixed-line telecommunications services we offer in Kazakhstan.

Services
•High-speed internet access
•Local, long distance and international voice services over Internet Protocol
•Local, intercity and international leased channels and IP VPN services
•Cloud services, BeeTV, Internet of Things (IoT)
•Integrated corporate networks (including integrated network voice, data and other services)
•FMC product, including mobile bundles, BeeTV on fixed platform , and additional SIM cards for family
•ADSL, FTTB, Wi-Fi, WiMax, VSAT, GPON, WTTX
We are also undertaking initiatives to speed up the pace of fixed internet construction, where high availability of fibre optic connections in residential and office areas will significantly improve customer experience and reduce network load. During 2024, we expanded our fixed home business by adding 130,000 households, bringing the total number of households to over 1.9 million.
Competition
The table below presents our competitors in the fixed-line telecommunications services market in Kazakhstan.

Internet, Data Transmission and Traffic Termination Services
•Kazakhtelecom	•TransTelecom (owned by Kazakhstan Temir Zholy, the national railway company)
•KazTransCom, Jusan mobile (Kcell own a 20% share)	•Astel (a leader in the provision of satellite services)
•Alma TV
Licenses

Licenses (as of December 31, 2024)	Expiration
Fixed-line services (Long-distance and International)	Unlimited
Our Kazakhstan Infrastructure
In October 2023, VEON established in Kazakhstan KazTowerCo LLP, as part of its assets-light strategy. This dedicated legal entity will consolidate KaR-Tel’s infrastructure assets and expertise in telco tower management, construction and servicing. Throughout 2023 and 2024 KaR-Tel transferred towers on KazTowerCo, ending 2024 with more than 1,000 towers on KazTowerCo’s balance sheet. KazTowerCo is able to offer to the third-party tenants tower space for placement of the telco equipment, as well as its expertise on the towers’ maintenance and servicing functions.

On September 30, 2024 VEON Ltd. completed the sale of its 49% stake in the Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP (“TNS+”), to its JV partner, the DAR group of companies, following the receipt of necessary regulatory approvals, in line with our asset-light strategy.

Our Bangladesh Business
    In Bangladesh, we operate through our operating company, Banglalink Digital Communications Limited (“BDCL” or “Banglalink”) with our brands “Banglalink,” “Toffee,” “MYBL” and “RYZE.”

Launched in February 2005, Banglalink was the catalyst in making mobile telephone an affordable option for consumers in Bangladesh. Banglalink offers 4G connectivity since 2018 and has focused on 4G-based growth, through network expansion, superior customer experience on 4G and digital-focused bundle offers. In 2022, the operator started pursuing a nation-wide growth strategy in its 4G network, expanding its footprint. As of December 31, 2024, Banglalink had 15,399 4G sites covering 92.3% of the Bangladesh population. Banglalink phased out its 3G services in May 2024 as part of its strategy to enhance 4G performance by reallocating the network resources. As of December 31, 2024, Banglalink has the highest spectrum per subscriber among major mobile network operators.

The telecommunications market in Bangladesh is largely comprised of prepaid customers. On January 29, 2024, Banglalink received BTRC's approval for a new block of numbers (i.e., 01410000000 to 01410999999), adding one million numbers from the 014 prefix to its portfolio. As of December 31, 2024, approximately 93% of our customers were on prepaid plans.

Voice
•Voice telephone to postpaid and prepaid customers through voice packs and mixed bundles •VoLTE services
Internet and data access
•GPRS, EDGE, and 4G/LTE technology through data packs, mixed bundles and service bundles.
•Data services provided via pay-per-use bundles.
Roaming
•Active roaming agreements with 410 GSM networks in 160 countries.
•GPRS roaming with 346 networks in 134 countries.
•Maritime roaming and in-flight roaming.
•Roaming agreements generally state that the host operator bills BDCL for roaming services; BDCL pays these charges and subsequently bills the customer for these services on a monthly basis.
VAS
•Call forwarding, conference calling, call waiting, caller line identification presentation, voicemail, and missed call alert.
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging.
Content/infotainment
•Infotainment platform Toffee, as both web- and mobile OTT-based offering open to users of all operators.
•Web- and OTT-based customer care services via MyBL super app.
•Access to digital healthcare, online learning, games, video streaming, audiobook, Islamic section, community, commerce (air tickets, bus tickets, utility bills) and music streaming services via MyBL super app.
•Ad-tech capabilities deployed on Banglalink digital channels and digital services such as Toffee, and are being offered as B2B digital products to business clients.
•News alert service; sports related content; job alerts; religious content; Vibe music services; health services (doctor appointment, discounts on health check-up and diagnosis); education contents and games.

Licensing
In 2024, the Bangladesh Telecommunication Regulatory Commission (“BTRC”) issued a single license including the existing (2G, 3G and 4G/LTE) and future technologies (5G and beyond) as “Cellular Mobile Services Operators License” on March 11, 2024 for 15 years.

The table below presents a description of business licenses relevant to our mobile business in Bangladesh. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Cellular Mobile Service Operators License (includes 2G, 4G/LTE 5G and beyond)	Nationwide	2039

LICENSE FEES
Under the terms of Cellular Mobile Services Operators License, Banglalink is required to pay the BTRC (i) an annual license fee of BDT 100.0 million (US$0.84 million); (ii) 5.5% of Banglalink’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

Banglalink’s total license fees (annual license fees plus revenue sharing) in Bangladesh was equivalent to US$38.4 million, US$36.8 million, and US$39.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.

SPECTRUM CHARGES
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

BDCL’s annual spectrum charges was equivalent to US$12.3 million, US$18.7 million and US$11.9 million for the years ended December 31, 2024, 2023 and 2022 respectively (Opex charges for Spectrum).

Digital Services
In 2019, Banglalink launched Toffee, an infotainment platform available as a web- and OTT-based service to users of all operators in Bangladesh. Toffee secured the exclusive digital streaming rights of all ICC events including the Cricket World Cup and Champions Trophy for two years (2024-2025). In December 2024, Toffee served 6.6 million monthly active users and is on a steady growth trajectory in terms of revenue generation, registering 56% year-on-year revenue growth in 2024. The BTRC has issued a No Objection Certificate (“NOC”) in January 2025 which grants permission to the Toffee platform for OTT, VOD and streaming services, subject to certain terms and conditions. The NOC is valid for one year and is renewable.
In 2024, Banglalink transformed its self-care application, MyBL, into a super-app providing services in healthcare, education, entertainment, devotional and lifestyle features among others. In December 2024, 65% of MyBL’s monthly active users currently use at least one digital feature in addition to its self-care features, demonstrating the appeal of the application as a super-app, with a 16-percentage point growth from 49% during the prior year.
At the end of 2024, Banglalink secured BTRC approval to provide Fixed Wireless Access “(FWA”) services to its customers, further enhancing connectivity offerings. In November 2024, Banglalink launched RYZE, the first-ever digital lifestyle prepaid package, which also includes Artificial Intelligence-based features, targeting tech-savvy customer segment.

Distribution
    As of December 31, 2024, Banglalink’s sales and distribution channels in Bangladesh included 45 monobrand stores, a direct sales force of 62 corporate account managers and 189 zonal sales managers (for mass market retail sales), 11,397 active retail SIM sellers, 314,736 top-up selling outlets and the online sales channels. We provide a top-up service through our mobile financial services partners, ATMs, recharge kiosks, international top-up services, SMS top-up and Banglalink online recharge system. Banglalink provides customer support through a contact center, which operates 24 hours a day and seven days a week. The contact center caters to several after-sales services for all customer segments with a special focus on a “self-care” app to empower customers and minimize customers’ reliance on call center agents. In order to stimulate data usage and fast track 4G smartphone penetration in the Banglalink network, we conduct strategic campaigns with leading smartphone brands from time to time. In addition, Banglalink drives the fastest 4G experience from top smartphone retail stores.

Competition
    The mobile telecommunications market in Bangladesh is highly competitive. The following table shows Banglalink and the competitors’ respective customer base in Bangladesh as of December 31, 2024.

Operator	Customers in Bangladesh (in millions) (1)
Grameenphone	84.52
Robi Axiata	56.73
Banglalink	39.77
Teletalk	6.56
Source: Bangladesh Telecommunication Regulatory Commission (“BTRC”). Note, for market data BTRC uses its own definition for subscribers, For external reporting purposes Banglalink uses a more stringent criteria, counting only charged users for the reporting of its Active three-months subscriber base.

    According to the BTRC, the top three mobile operators, Grameenphone, Robi Axiata and Banglalink, collectively held approximately 96.50% of the mobile market which consisted of approximately 187.58 million customers as of December 31, 2024, compared to approximately 190.81 million customers as of December 31, 2023.

Our Infrastructure in Bangladesh
The tower market in Bangladesh is highly regulated, with only four licensed tower operators (“Tower Companies”) operating since 2019. Mobile Network Operators (“MNOs”) are required to follow strict regulatory restrictions on building new towers and sharing existing infrastructure. As a result, MNOs are increasingly divesting their tower assets to Tower Companies.

In line with our asset-light strategy, in November 2023, Banglalink sold 2,012 sites to Summit Towers Limited (“Summit”). The transaction agreement with Summit is for an initial period of twelve years, with seven renewals of ten years each (at Banglalink’s option). There is also a commitment for 914 new Build-to-Suit (“BTS”) sites to be rolled out over the next ten years and to provide a right-of-first-refusal on the fiber requirements of Banglalink.
Our Uzbekistan Business
    In Uzbekistan, we operate through our operating company, “Unitel” LLC, and our brands, Beeline and digital-first operator OQ. We also provide digital marketing and advertising services through our separate entity “Veon AdTech” LLC, while fintech services are provided through our subsidiary “Beelab” JSC and our brand Beepul. In 2024 we also carved out Unitel’s towers into a separate entity, National Tower Infrastructure LLC, which now manages our tower assets, providing services to “Unitel” LLC and other operators in Uzbekistan.
Our Mobile Business in Uzbekistan
Expanding high-quality mobile internet experience across the country with our 4G/LTE services is central to our strategy. Aiming to provide superior digital experiences along with high quality mobile internet, Beeline also offers to its customers a digital portfolio of mobile financial services, web and OTT-based content applications as well as B2B services including big data analytics and advertising technologies.

In 2024, Beeline introduced Oila tariff line as a comprehensive plan for family usage. This plan integrates core mobile, fintech, and entertainment services, enabling efficient management of connectivity for groups ranging from two to five individuals via a single account.
Beeline provides mobile telecommunications services through both postpaid and prepaid plans. As of December 31, 2024, approximately 88% of our users in Uzbekistan were utilizing prepaid plans. In Uzbekistan, our offerings include a diverse portfolio of tariffs and products specifically designed for data users who engage with our mobile applications. These include a variety of prepaid options centered around digital services and postpaid solutions tailored to meet the diverse connectivity requirements of different customer segments.
The table below presents the primary mobile telecommunications services we offer in Uzbekistan.

Voice
•Airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic (via 2G GSM, VoLTE) and roaming fees for airtime charges when customers travel abroad.

•GSM service is provided in 2G, 3G and 4G networks; call duration for one session is limited to 60 minutes.
Internet and data access
•GPRS/EDGE/3G/4G/LTE networks.
Roaming
•Active roaming agreements with 490 GSM networks in 186 countries.
•GPRS roaming with 443 networks in 166 countries.
•CAMEL roaming through 365 networks in 145 countries.
•Roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis.
VAS
•Call forwarding; conference calling; call blocking; SMS-inform and call waiting.
•A two-step verification process for VAS subscriptions with VAS services managed in our own Subscription Management Center.
Messaging
•SMS
Entertainment
•Beeline TV (200+ channels, 18K movies and series); Beeline Music (25+mln. tracks); Games (5K mobile games), Beeline Press (newspaper and magazine aggregator); Operator-agnostic Kinom digital streaming platform (200+ channels, 30K films and series) was launched.
•Second brand OQ.

FinTech
•Beepul fintech application offers a financial services including bill payments (telco payments and top-ups, utility, other government and commercial services), and P2P transfers.
Self-care
•The new operator-agnostic Hambi superapp that offers both telecom and non-telecom services replaced Beeline app.
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

LICENSE FEES
In 2024, Unitel LLC made payments for spectrum and licenses with the following split: the annual fee for use of radio frequency spectrum in the total amount of US$5,991,042 and licenses fees in the total amount of US$3,777,763 paid to the state budget.

Digital services
Beeline Uzbekistan provides a comprehensive range of digital services to its clients that are accessible through the Hambi, OQ and KINOM applications, compatible with both iOS and Android platforms.
In 2024, Beeline Uzbekistan introduced the Hambi super-app, succeeding the previous Beeline app. An AI-powered innovative platform, Hambi provides a comprehensive suite of services that encompass both telecom and non-telecom offerings, such as telemedicine, insurance, mobile financial services, TV, and a marketplace. For Beeline Uzbekistan customers, the app also offers self-service options such as management of tariffs, data, roaming. The app reported 5.1 million monthly active users (MAU) as of December 31, 2024.

In 2024, Beeline Uzbekistan integrated financial service Beepul to its super-app providing millions of Beeline Uzbekistan users with seamless user experience while making payments and transactions. Beeline Uzbekistan users will now be able to pay for utilities, mobile communications, Internet, TV and make other non-cash payments or transfers directly in the application using Beepul.

The OQ, launched in 2023, now includes mobile financial services and provides an extensive selection of media and gaming content, enhancing its reputation across social networks and app marketplaces, and has reached almost 600,000 monthly active users as of December 2024.

In 2024, Beeline Uzbekistan launched the digital entertainment platform KINOM. With a content offering of more than 130 channels of linear TV, as well as on-demand films and TV series, KINOM is accessible for all mobile users in the country on Apple and Android smartphones, Smart TVs and computers. The platform focuses on local language content offering a wide range of titles in Uzbek for a greater consumer experience for the local audience.

Digital marketing and advertising

In 2024, Veon AdTech achieved significant advancements in digital advertising by launching our proprietary Demand-Side Platform (“DSP”) in Uzbekistan and Kazakhstan, and successfully deploying it in Pakistan. Our comprehensive expertise spans GeoAnalytics, FinScoring, Target SMS, and Monitoring and Verification, which have collectively enhanced our service offerings. Additionally, Veon AdTech became an official reseller of Meta Ads, collaborating effectively with two key clients in the market.

Distribution
    As of December 31, 2024, our sales channels in Uzbekistan include 64 owned offices, 593 exclusive stores and 2,611 multi-brand stores.
Competition
    The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2024, based on available GSMA Intelligence market data and counting methodologies:

Operator	Customers (in millions)
LLC “Unitel”	8.3
Ucell	11.4
UzMobile (Uzbektelecom)	10.5
UMS	3.6
Perfectum	0.1

Source: GSMA Intelligence (accessed January 4, 2025) . Regulatory disclosures are not available in Uzbekistan, and sources may cite different numbers, due to approaches for calculation and definitions.

    According to GSMA, as of December 31, 2024, there were approximately 33.9 million mobile connections in Uzbekistan, representing a mobile penetration rate of approximately 94.3% compared to approximately 33.4 million connections and a mobile penetration rate of approximately 94.2% as of December 31, 2023.
Our Uzbekistan Fixed-line Business
In Uzbekistan, we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic network. The table below presents a description of the fixed-line telecommunications services we offer in Uzbekistan.

Services
•Fixed-line services, such as network access.
•Internet and hardware and software solutions, including configuration and maintenance.
•High-speed internet access (including fiber optic lines and fixed wireless access).
•Dedicated lines of data transmission.
•Dedicated line access and fixed-line mobile convergence.
Coverage
•Provided services nationwide.
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

Our Uzbekistan Infrastructure

In alignment with our asset-light strategy, in 2024, we successfully completed the separation of our tower assets from Unitel LLC into a separate entity, National Tower Infrastructure LLC (“TowerCo”). Following this strategic move, Unitel transferred approximately 3,900 of its existing towers, and those under construction, along with a significant portion of lease agreements for tower plots to TowerCo. Since its establishment, TowerCo has constructed an additional 700 new towers. TowerCo offers equipment deployment and power supply services for Unitel and is extending these services to other mobile network operators in Uzbekistan.

Regulatory
    For a description of certain laws and government regulations to which our main telecommunications businesses are subject, see Exhibit 99.2—Regulation of Telecommunications.
    For a discussion of the sanctions regimes we are subject to, including the risks related to such exposure, see Item 3.D—Risk Factors—Regulatory, Compliance and Legal Risks.
Seasonality
While consumption of our connectivity services may be higher in some months compared to other months, given the geographical diversity of our markets and our robust product portfolio, we generally do not experience significant revenue fluctuations at the Group-level solely due to seasonal factors.

We do see some minor revenue variations in our operations in specific countries, such as Pakistan and Bangladesh, due to annual events such as Ramadan and the Islamic religious festivals. However, given the myriad of factors that may impact our business performance and results of operations, including the war in Ukraine, weather and extreme climate events (e.g., the cyclone in Bangladesh and floods in Pakistan), repricing actions, large-scale network rollouts and general economic and political factors (e.g., the political unrest in Bangladesh and Pakistan), it is difficult to isolate specific seasonality impacts on Group business performance and results of operations with any precision.

Intellectual Property
Our brands, logos and other know-how are important to our businesses. We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and internet domain names in order to operate our business and maintain our reputation and goodwill with our customers.

We have registered and applied to register certain trademarks and service marks in connection with our telecommunications and digital businesses in accordance with the laws of our operating companies. Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights and know-how are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform, our internet platforms and non-connectivity service offerings and for the language and designs we use in marketing and advertising our communication services. We are in the process of registering, and maintaining and defending the registration of the VEON name and logo as trademarks in the jurisdictions in which we operate and other key territories. As of March 31, 2025, we have achieved registration of the VEON name in 17 of the 18 jurisdictions sought (although only certain classes were sought in the European Union and the United Kingdom), with Bangladesh pending for all classes, except for class 41 for which we received provisional refusal, and we filed a response against the refusal on February 1, 2024. New filings for UAE are registered on 28 January 2025. New filings for the UAE were filed on November 19, 2024 and are still pending. We have similar efforts to register, or maintain our registration of, our other key trademarks and trade names, logos and designs. The timeline and process required to obtain trademark registration can vary widely between jurisdictions. For a discussion of the risks associated with new technology, see Item 3.D.—Risk Factors—Operational Risks—The loss of important intellectual property rights as well as third-party claims that we have infringed on their intellectual property rights could significantly harm our business.

Sustainability
    The Group CFO oversees the corporate sustainability (ESG) program and confers with our management in connection with executing its duties. The Company’s approach with respect to corporate sustainability is defined and reviewed periodically by the “ESG Steering Committee” comprising of the Group CFO (chair), the Group General Counsel and all relevant Group-level directors as members.
    Our approach to sustainability goes beyond corporate social responsibility and is centered around our mission to provide customers with connectivity, access to information and other vital digital services. We believe that connectivity and communication are essential humanitarian needs, whether it be connecting with loved ones, seeking help or searching for information and news from reliable sources, which entails a strong emphasis on the “social” pillar of the ESG framework. Through our strategy based on three pillars — “Digital Operator 1440,” “Digital Assets,” and “Infrastructure” — we transform lives, create opportunities for greater digital inclusion, empower people and drive economic growth. We engage with VEON stakeholders aiming to the sustainable value creation and long-term success of our business. Our digital entrepreneurship and digital skills and literacy programs help us to contribute to long-term socioeconomic value for the communities we serve. Through promoting digital equity and inclusion and creating new opportunities for participants, these programs also contribute to the demand for digital products and services, which in turn creates new opportunities for our business. In parallel with the “social” elements of our approach to ESG, we simultaneously ensure due attention is paid to the “governance” pillar. Indeed, we strive to act as good corporate citizens, promoting and reinforcing ethical business behavior with responsible corporate governance all with the aim of delivering on operational performance. VEON is committed to creating social and business value by making impactful investments that help create new services, partnerships and forums, which in turn enable and empower the people we serve across our markets.

    As in previous years, our Integrated Annual Report 2024 is guided by the principles of stakeholder engagement and materiality of the Global Reporting Initiative (GRI), utilizes ESG KPIs for the Mobile Industry recommended by GSMA as well as WEF’s Stakeholder Capitalism metrics and is aligned with the UN’s 17 Sustainable Development goals.
As part of our reporting cycle, we assess the effectiveness of our sustainability strategy and revise it when needed.
Our approach to the identification, management and evaluation of sustainability is guided by three main principles:
•Stakeholders: By engaging with our stakeholders, we understand their concerns and expectations, and consider their opinions in our decision-making;
•Materiality: In 2024, we remained committed to addressing the economic, social, environmental and governance issues that are most pertinent to our business and stakeholders. Our material topics shape our approach to earning and preserving value for our stakeholders, while our license to operate focuses on efforts aimed at improving our resilience and sustaining our operations. We conducted our first double materiality assessment, as recommended by the GRI and the EU CSRD sustainability reporting directive. This assessment was informed by engagement with both internal and external stakeholders and their representatives. The Board and management review this materiality analysis annually.
•Accountability: We are accountable to our stakeholders through our Integrated Annual Report. We also share periodic updates with internal stakeholders, including members of management, to inform them about key sustainability-related developments and our sustainability performance.
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
In February 2024, MSCI upgraded VEON’s ESG rating from “A” to “AA” for its Environmental, Social, and Governance performance1. We are also proud to be a member of the GSM Association’s (GSMA) climate action taskforce and are planning to align with the GSMA goal of achieving net-zero GHG emissions for our industry by 2050. By contemplating this step, we are working towards setting climate action targets for our business that help our industry meet its emissions objectives.

Our support for our industry’s ambitions corresponds with a variety of existing initiatives to reduce the energy intensity of our business. VEON continues to work to further improve the Group’s energy efficiency and implement sustainable energy generation solutions where favorable outcomes are expected, committing and acting by moving more toward focusing on how to further reduce emissions. We are committed to mitigating our carbon footprint and the rollout of network energy-efficiency measures, which will contribute to a low-carbon economy as well as offer us the potential to reduce our operating costs over time. We continue to upgrade existing diesel- and petrol-powered units with more energy-efficient, hybrid and renewable energy-powered network equipment and, where practical, increase the number of base transceiver stations situated outside to reduce the energy use involved in keeping them cool. In some markets we share tower capacity with other operators, which has had a direct positive impact on our energy consumption and our environmental footprint. We keep abreast of local environmental legislation and strive to reduce the environmental impact of our operations through responsible use of natural resources and by reducing waste and emissions.

Our operating companies continue to develop innovative solutions to improve energy efficiency and implement sustainable energy generation alternatives, such as powering telephone exchange stations on solar energy, installing state-of-the-art on-grid photovoltaic systems and carrying out training on renewable energy solutions to ensure stakeholders are aware of our carbon– and cost-saving benefits. Across our organization, we continued working on reducing the carbon footprint of our offices, with a variety of initiatives including switching to LED lighting. Additionally, our recent decision to encourage hybrid working as a permanent change to our HR policy at our Amsterdam and Dubai offices will enable us to make an additional contribution to reducing the carbon footprint of our headquarters function. VEON plans to inventory its waste footprint and design programs to reduce waste generated, especially in the field of electronic waste from equipment and batteries.
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

Diversity, Equity and Inclusion

Within ESG, a particular focus for the Company, as a major employer, is Diversity, Equity and Inclusion (DE&I). Diversity is a key driver of innovation and performance in our workforce. It is our belief that greater diversity, enhanced equity and increased inclusion lead to improved innovation, creativity, productivity, engagement and business results, building a reputation that will lead to better decision making, faster problem solving and increased profits.

In December 2022, the Company appointed a Group Diversity and Inclusion officer to strengthen our commitment to DE&I, ensuring our vision is aligned across our footprint and deploying best practices across our workforce. At the VEON Group level, an emphasis on DE&I creates a strong foundation for sustainable initiatives across our operating companies. This approach ensures continued growth through best practices in diversity and inclusion. Our 2023 DE&I strategy at VEON is not solely focused on internal employees or the workplace. Instead, it takes a 360-degree view, considering all relevant parties. We approach DE&I from the perspectives of people, product, partner, and community, adopting a holistic, outward-looking lens. These changes and interventions are essential to achieving our goals.

We have also undertaken a number of DE&I initiatives at the operating company level. For example, in 2023, Jazz, our operating company in Pakistan, launched an industry-first program for female leadership development in collaboration with the country’s top business school in hopes of addressing the gender leadership gap. This five-year program provides scholarship for leadership development training programs and aims to train 1,000 women leaders to serve the nation by 2028. At Jazz, we have also adopted “She’s Back,” which is a women returnship platform for bringing women back to work after a career break. In our Kazakhstan operating company, we have implemented initiatives that provide or promote the establishment of waiting rooms for children in major offices, remote and hybrid work schedules, access to educational platforms during maternity/paternity leave and maternity leave pay above the mandatory minimum level to help parents stay productive and build fulfilling careers without sacrificing their family lives.

By actively championing DE&I at VEON, we are dedicated to fulfilling our social responsibility and helping to create a fair society. This commitment goes beyond benefiting our employees and customers; it also enhances our reputation and attracts customers, investors, and partnerships that align with our company values. We are committed to fostering a sustainable society and community by providing accessible and affordable internet, mobile, and financial services to everyone in the most inclusive way possible.

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
    Our non-U.S. subsidiaries have roaming agreements with the following GSM mobile network operators in Iran which may be owned, controlled or otherwise affiliated with the government of Iran: MTN Irancell, RighTel and Mobile Telecommunications Company of Iran. During 2024, our gross revenue received from roaming arrangements with MTN Irancell, RighTel and Mobile Telecommunications Company of Iran was approximately US$1,158, US$14 and US$2,141, respectively. We recorded approximate net losses from roaming arrangements with MTN Irancell, RighTel and Mobile Telecommunications Company of Iran of US$2,397, US$192 and US$200, respectively.
    Our non-U.S. subsidiaries have the following agreements with Iranian embassies. During 2013, our Pakistan subsidiary, Jazz, began providing mobile telecommunications services to the Embassy of Iran in Islamabad. The approximate gross revenue for these services in 2024 was US$3,976. During 2004, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The approximate gross revenue for these services in 2024 was US$454.96.

In 2024, in connection with enhanced sanctions screening procedures that we implemented, we found that one of our non-U.S. subsidiaries has been providing telecommunications services to a subsidiary of an Iranian bank in Uzbekistan since prior to our acquisition of that entity in 2006. The gross revenue for these services in 2022, 2023 and 2024 was approximately US$296, US$607, and US$388 respectively.

During 2007, our Bangladesh subsidiary, Banglalink, began providing telecommunications services to the Embassy of Iran in Dhaka. The approximate gross revenue for these services in 2024 was US$1.90.
C. Organizational Structure
See — Business Overview.
D. Property, Plants and Equipment
Buildings
    On December 19, 2024, we announced the completion of the move of our Group headquarters from Amsterdam to the DIFC where we currently lease office space consisting of 500 square meters with 26 workspaces. We continue to maintain a leased office space in Amsterdam in the short term and have subleased a portion of the Amsterdam office that we do not use for our operations. Our operating companies and subsidiaries each own and lease property used for a variety of functions, including administrative offices, technical centers, data centers, call centers, warehouses, operating facilities, sales offices, main switches for our networks and IT centers. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.
Telecommunications Equipment and Operations
Our tangible fixed assets are primarily comprised of our telecommunications network infrastructures.

    Our mobile networks, which use mainly Ericsson, Huawei, ZTE and Nokia equipment, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. Our infrastructure in Pakistan, Ukraine, Uzbekistan and Kazakhstan include transport networks carrying voice, data and internet traffic using fiber optics and microwave links transport networks based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment (with all DWDM and SDH optical networks being fully ring-protected, except in secondary towns).

    In recent years, we have focused on optimizing our tower portfolio by selling certain mobile tower assets and concurrently entering into lease arrangements with the buyer for the same assets, thereby monetizing our asset base while increasing operating costs. We also enter into agreements with other operators for radio network sharing, where we either share the passive equipment, physical site and towers or combine the operation of the radio equipment with other operators. Network sharing brings not only substantial savings on site rentals and maintenance costs but also on investments in equipment for the rollout of new base stations. For the mobile network infrastructure we do not own, we enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use such property to place our towers and equipment shelters. We are also party to certain network managed services agreements to maintain our networks and infrastructure.
For more information on our property, plants and equipment, see Note 13—Property and Equipment to our Audited Consolidated Financial Statements.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition and results of operations for 2023 compared to 2022, refer to this Item 5—Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on October 17, 2024. The following discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements included in this Annual Report on Form 20-F. Our Audited Consolidated Financial Statements attached hereto have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, effective at the time of preparing the Audited Consolidated Financial Statements and applied by VEON. For a discussion of the non-IFRS financial measures and performance indicators used herein, see Explanatory Note.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to numerous factors. See Item 3.D— Risk Factors.
Overview
    VEON is a leading global provider of connectivity and digital services, currently headquartered in Dubai. Present in some of the world’s most dynamic markets, VEON currently provides more than 160 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in several countries: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We provide services under the “Jazz,” “Kyivstar,” “Banglalink” and “Beeline” brands.
    VEON generates revenue from the provision of voice, data, digital and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
Reportable Segments
    VEON Ltd. is the parent company of a number of operating subsidiaries and holding companies in various jurisdictions. We organize the governance and management of our businesses on a geographical basis. Our reportable segments currently consist of the following five segments: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. Kyrgyzstan is not a reportable segment. We present our result of operations in Kyrgyzstan separately under “Other” within our segment information disclosures. “HQ” represents transactions related to management activities within the group in Amsterdam and Dubai and costs relating to centrally managed operations, and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. See Note 2- Segment Information to our Audited Consolidated Financial Statements for further details.
On March 26, 2024, VEON announced that it signed a share purchase agreement ("Kyrgyzstan SPA") for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies for cash consideration of US$32. As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the Kyrgyzstan SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Refer to Note 11- Held for sale and discontinued operations to our Audited Consolidated Financial Statement for further details.
Key Developments for the year ended December 31, 2024
Cash consideration received for sale of Bangladesh tower portfolio in 2023
On December 31, 2023, VEON's wholly owned subsidiary, Banglalink completed a partial sale of its tower portfolio to Summit Towers Limited (“Summit”) following the receipt of all necessary regulatory approvals. On January 31, 2024, Banglalink obtained the total cash consideration for the sale to Summit of approximately BDT 11 billion (approximately US$97 million) net of cost of disposals comprising legal, regulatory and investment bankers costs amounting BDT 855 million (US$8 million).
VEON Holdings B.V. Revolving Credit Facility ("RCF")

During February 2024, the Company repaid US$250 million of RCF commitments due to mature in March 2024. In March 2024, the Company repaid the remaining amount US$805 million, originally due in March 2025 and cancelled the RCF.
Announcement of issuance of new shares
On March 1, 2024, the Company announced the issuance of 92,459,532 ordinary shares, after approval from the Board, to fund its existing and future equity incentive-based compensation plans. As a result of the issuance, VEON now has 1,849,190,667 issued and outstanding ordinary shares. The issuance of the ordinary shares represents approximately 4.99% of VEON's authorized ordinary shares. The shares were issued to VEON Holdings B.V., a wholly owned subsidiary of the Company, and were subsequently allocated to satisfy awards under the Company's existing incentive plans, future equity incentive-based compensation plans, and such other compensation arrangements as and when needed, as well as to meet certain employee, consultant and other compensation requirements. The ordinary shares were issued at a price of US$0.001 per share, which is equal to the nominal value of VEON's ordinary shares (refer to Note 20 - Issued Capital and Reserves for further details).
VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, the Company announced that it signed a share purchase agreement ("SPA") for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32 million. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. Refer to Note 10 - Significant Transactions and Note 11 - Held for sale and discontinued operations for further details and a detailed breakdown of the assets and liabilities held for sale relating to the Kyrgyzstan operations. Refer to Note 24 - Events after the Reporting Period for further developments.
VEON Holdings B.V. consent solicitations to noteholders
In April 2024, VEON Holdings B.V. (“VEON Holdings”) launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of VEON Holdings for the years ended December 31, 2023 and December 31, 2024 on a reasonable best efforts basis to December 31, 2024 and December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding and were not exchanged.
Consent was achieved on the April 2025, June 2025 and November 2027 notes and VEON Holdings subsequently issued new notes with identical maturities to the April 2025, June 2025 and November 2027 notes (any such new notes, the "New Notes") to the noteholders who participated in the consent process and tendered the original notes (“Old Notes”) which were exchanged for the New Notes and subsequently (economically) canceled. For the September 2025 and September 2026 notes, VEON Holdings was unable to achieve consent and executed an early redemption and fully repaid notes on June 18, 2024. The aggregate cash outflow including premium was RUB 5 billion (US$53 million).
VEON Holdings has continued and will need to continue to provide the remaining holders of Old Notes maturing in April 2025, June 2025 and November 2027 further opportunities to exchange their Old Notes into corresponding New Notes maturing in April 2025, June 2025 and November 2027, respectively.
As of December 31, 2024, US$1,563 million of New Notes due April 2025, June 2025 and November 2027 were outstanding and there were US$105 million of remaining Old Notes subject to potential conversion to New Notes.
VEON Holdings is not required to make any further principal or coupon payments under the Old Notes.
On November 21, 2024, the Company delivered the audited consolidated financial statements for the year ended December 31, 2023, of its subsidiary, VEON Holdings, to the holders of the outstanding notes of VEON Holdings, ahead of the extended (best efforts) deadline of December 31, 2024 granted by noteholders in the consent solicitation process.
Sale of TNS+ in Kazakhstan
On May 28, 2024, VEON announced that it signed a share purchase agreement ("SPA") for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+"), included within the Kazakhstan operating segment, to its joint venture partner the DAR group of companies for total deferred consideration of US$138 million. Accordingly, the sale was completed on September 30, 2024 and the Company recognized a US$66 million gain on disposal of TNS+, which includes the recycling of currency translation reserve in the amount of US$44 million. In November 2024, the Company received US$38 million of the total deferred consideration and the remaining US$100 million was received in February 2025. Refer to Note 10 - Significant Transitions and Note 11 - Held for sale and discontinued operations for further details of the transaction and details of the gain on disposal.
VEON Announces Its New Board

On May 31, 2024, the Company held its Annual General Meeting (“AGM”), during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board. The new members consist of former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who serves alongside the incumbent directors Augie K. Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu.
Following the AGM, the new Board held its inaugural meeting, and elected VEON’s Founder and Chairman Emeritus Augie K. Fabela II as the Chairman.
Agreement with Impact Investments LLC for Strategic Support and Board Advisory Services
On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments LLC (“Impact Investments”) who will provide strategic support and board advisory services to the Company and its Ukrainian subsidiary JSC Kyivstar (“Kyivstar”). Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024 and to the Board of Directors of Kyivstar in November 2023, serves as Executive Chairman of Impact Investments. As of December 31, 2024, US$0.4 million of expense has been recognized related to the monthly cash payments and US$7 million of expense has been recognized related to share based payments. Refer to Note 23 - Related Parties of these consolidated financial statements for further information.
Cybersecurity incident in Ukraine
On December 12, 2023, the Company announced that the network of its Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack causing a technical failure. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services.
After stabilizing the network, although there was no legal obligation to do so, Kyivstar immediately launched offers to thank its customers for their loyalty, initiating a “Free of Charge” program offering one 28-day billing cycle of free services on certain types of contracts. The impact of these offers on operating revenue for the six-months ended June 30, 2024 was US$46 million having no further effect during the remainder of 2024.
As announced on December 12, 2023, VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. The Ukrainian government also conducted an investigation to support the recovery efforts. All investigations were concluded as of June 30, 2024, and has resulted in an in depth analysis into details of how the attack was executed and how this can be prevented in the future.
Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to withstand evolving cyber threats, ensure business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. Further, VEON Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2).
Database Management Services Ltd. Liquidation
On August 21, 2024, Database Management Services Ltd. (a wholly owned subsidiary of VEON) was liquidated. As a part of this liquidation, a gain on the disposal of the subsidiary of US$81 million was recognized comprised solely of the reclassification of the currency translation reserve.
Sale of Russian operations deferred consideration settlement
On October 9, 2023, VEON announced the completion of its exit from Russia and closing of the sale of its Russian operations. Upon completion of the sale, control of VimpelCom was transferred to the buyer. Additionally, the agreed amount of the bonds of VEON Holdings acquired by PJSC VimpelCom, representing an aggregate total nominal value of US$1,576 million, were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB130 billion (approximately US$1,294 million on October 9, 2023).
The remaining US$72 million equivalent bonds were transferred to Unitel LLC, a wholly owned subsidiary of VEON Holdings B.V., upon receipt of the OFAC license in June 2024, to offset the remaining deferred purchase price for PJSC VimpelCom in July 2024. VEON had a US$11 million receivable related to the sale of towers in Russia recognized in prior periods that was also assigned to the Company as part of the sale transaction that was settled in October 2024.
VEON Delists from Euronext Amsterdam
On August 1, 2024, the Company announced its intention to voluntarily delist its common shares from trading on Euronext Amsterdam and on October 21, 2024, the Company announced that its common shares would cease trading on Euronext Amsterdam at the close of trading on November 22, 2024. On November 25, 2024, the Company announced that, effective the same day, its common shares are no longer listed for trading on Euronext Amsterdam, with all public trading of VEON's equity securities concentrated on NASDAQ Capital Markets going forward.
VEON Moves its Headquarters to Dubai
On October 14, 2024, the Company announced its plan to move the Group headquarters from Amsterdam to the Dubai International Finance Centre (“DIFC”) in the United Arab Emirates and to update its corporate entity structure to reflect the relocation of the headquarters from the Netherlands to the DIFC. Based on the legal obligations existing in 2024, we have recognized a provision of US$5 million for the year ended December 31, 2024 related to the relocation. On November 15, 2024, the Company announced that it had the necessary commercial license from the DIFC authorities. On December 19, 2024 VEON announced that it had completed the move of its headquarters to Dubai following the approval of the Board of Directors.
2023 Form 20-F and AFM Financial statement filings and regaining of compliance with NASDAQ
The Company filed its Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2024 and filed its 2023 Dutch Annual Report along with its consolidated financial statements (the “2023 Dutch Annual Report”) with the Dutch Authority for the Financial Markets (“AFM”) on November 1, 2024. As a result of filing the 2023 Form 20-F, the Company regained compliance with NASDAQ listing requirements, which was confirmed by NASDAQ as announced on October 21, 2024.
VEON announces Special General Meeting for the approval of the 2023 Audited Financials
On December 12, 2024, the Board of Directors convened a special general meeting of its shareholders solely for the purpose of laying the audited financial statements for the period ending December 31, 2023 before shareholders as required by the Company’s bye-laws and applicable Bermuda law.
VEON appoints UHY LLP as auditors for VEON Group's 2024 Public Company Accounting Oversight Board (“PCAOB”) Audit
On November 13, 2024, the Company announced that the VEON Board of Directors re-appointed UHY LLP as the independent registered public accounting firm for the audit of the Group's consolidated financial statements for the year ended December 31, 2024 in accordance with the standards established by the PCAOB.
VEON's Kyivstar Acquires New Spectrum
On November 20, 2024, the Company announced that its wholly owned subsidiary in Ukraine, Kyivstar, has successfully acquired 2x5 MHz spectrum in the 2100 MHz band and 40 MHz spectrum in the 2300 MHz band. Kyivstar invested UAH 1.43 billion (US$34 million) in the Ukrainian economy through this spectrum acquisition.
Unfreezing of VEON's Corporate Rights in Ukraine
On November 29, 2024, the Company announced that the Shevchenkivskyi District Court of Kyiv has ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in other Ukrainian subsidiaries (Ukraine Tower Company, Kyivstar Tech and Helsi). The decision fully removes the restrictions on VEON’s corporate rights imposed by the Ukrainian courts on our wholly owned subsidiary Kyivstar and other Ukrainian subsidiaries. Refer to Note 25 - Basis of Preparation of the Consolidated Financial Statements of these consolidated financial statements for further information.
VEON and Engro Corp Announce Strategic Partnership for Telecommunications Infrastructure
On December 5, 2024, the Company announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. In the first phase of the partnership, VEON's infrastructure assets under Deodar (Private) Limited will vest into Engro Corp via a scheme of arrangement. VEON will continue to lease Deodar's infrastructure of mobile voice and data services under a long-term agreement.
The arrangement is subject to the customary legal and regulatory approvals in Pakistan.. As part of the arrangement, Engro Corp will pay Jazz an amount of approximately US$188 million and will guarantee the repayment of Deodar’s intercompany debt in the amount of US$375 million.
VEON Approves Launch of the Initial US$ 30 million Phase of its Share Buyback Program
On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS, previously announced on August 1, 2024. This first phase of the buyback was in the amount of up to US$30 million to be repurchased by VEON Holdings B.V. or VEON Amsterdam B.V. As of December 31, 2024, a total of 5,024,175 shares (equivalent to 200,967 ADS) were repurchased by VEON Holdings for US$8 million. Refer to Note 24 - Events after the Reporting Period of these consolidated financial statements for further discussion of activity subsequent to December 31, 2024.
For other significant investing and financing activities during the twelve months ended December 31, 2024, refer to the sections “Investing activities of the Group” and “Financing activities of the Group” in our Audited Consolidated Financial Statements attached hereto.
Key Developments after the year ended December 31, 2024
Appointment of new Chief Financial Officer and equity award
On January 9, 2025, VEON announced the appointment of Burak Ozer as Group Chief Financial Officer (Group CFO), effective January 9, 2025. Burak will succeed Joop Brakenhoff, who will continue to serve VEON as an Advisor to the Group CEO. On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to Burak Ozer under the 2021 Deferred Share Plan. The award will be vested 50% on March 31, 2026 and the remaining 50% on March 31, 2027.
Signing of the business combination agreement with Cohen Circle to list Kyivstar on Nasdaq
On January 13, 2025, VEON and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company, announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar on the Nasdaq in the United States. The LOI will enable VEON and Cohen Circle to explore a business combination between VEON Holdings B.V. and Cohen Circle with the aim of indirectly listing Kyivstar, a wholly owned subsidiary of VEON Holdings, on Nasdaq. VEON will continue to hold a majority stake in such publicly listed entity.
On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”). Pursuant to the terms of the BCA, (a) VEON Amsterdam will sell VEON Holdings B.V., which includes Kyivstar and its subsidiaries, to Kyivstar Group Ltd., a newly incorporated Bermudan company (“Kyivstar Group”), in exchange for common shares of Kyivstar Group and a loan note equal to the amount of funds held in Cohen Circle’s trust account, as of the time immediately before the closing of the business combination (after taking into account any funds which have been withdrawn from the trust account to pay those shareholders of Cohen Circle who have elected to have their shares redeemed prior to closing) plus any proceeds raised in a private placement financing in connection with the business combination prior to the time of closing and (b) Cohen Circle will merge with a subsidiary of Kyivstar Group, and Cohen Circle shall survive as a wholly owned subsidiary of Kyivstar Group. Following the completion of the business combination, it is expected that the common shares and warrants of Kyivstar Group, the parent company of Kyivstar, are expected to be listed on Nasdaq under the ticker symbols KYIV and KYIVW, respectively. The Kyivstar Listing is expected to occur in third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Following the completion of the business combination, VEON is expected to continue to hold a majority stake in Kyivstar Group.
On April 8, 2025, VEON further announced it had successfully completion the reorganization of VEON Holdings B.V. and finalized its consent solicitation process, first announced on January 13, 2025. These steps pave the way for the proposed business combination with Cohen Circle, which is expected to lead to the common shares and warrants of Kyivstar Group, being listing on Nasdaq.
The reorganization involved a legal demerger in the Netherlands, as a result of which VEON Holdings B.V. is now focused solely on Kyivstar and related assets. VEON’s other core businesses have been transferred to newly formed Dutch entities
Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON Holdings (the “Issuer”). Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Midco B.V. for the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support.
VEON appoints new members to the Group Executive Committee
VEON announced on January 16, 2025, additional appointments to its GEC by appointing two operating company CEOs, Aamir Ibrahim, CEO of Jazz and the Chair of Mobilink Bank in Pakistan, and Yevgen Nastradin, CEO of Beeline Kazakhstan, effective January 1, 2025, in addition to their country CEO responsibilities.
KaR-Tel Limited Liability Partnership credit facilities
On January 29, 2025 KaR-Tel Limited Liability Partnership ("KaR-Tel") signed a new bilateral credit facility agreement with Forte Bank JSC of KZT 22.5 billion (US$43 million) with a maturity of 5 years. The interest rate on this facility is National Bank of Kazakhstan base rate plus 4%, with the interest being fixed until maturity for each tranche drawn under the facility.
VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business
On March 19, 2025, VEON announced its wholly-owned subsidiary JSC Kyivstar (“Kyivstar”) had signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. Upon closing of the deal, Kyivstar will acquire 97% of Uklon shares for a total consideration of US$155 million. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025 and the acquisition was completed. The initial purchase price accounting has not yet been completed at the date of the financial statements and as such, the estimated financial impact of this transaction is not yet available
VEON to Proceed with Share Buyback Program
On March 20, 2025, VEON announced that it will shortly commence the second phase of its previously announced share buyback program with respect to the Company’s American Depositary Shares (“ADS”). This second phase of the buyback will be in the amount of up to US$35 million. The second phase of the share buyback program is being launched after completion of the US$30 million first phase on January 27, 2025. VEON’s Board of Directors approved a share buyback program of up to US$100 million on July 31, 2024 (refers to the Note 1 - General Information).
VEON Returns to Capital Markets with Successful Syndication of US$210 million Term Loan
On March 27, 2025, VEON announced the successful syndication of a 24 months, US$210 million senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading Gulf Cooperation Council “GCC” banks. The facility will bear interest at SOFR plus 425 bps. As of the date of this Annual Report on Form 20-F, the facility is fully drawn, following receipt of US$210 million of funds in early April 2025.
Sale of stake in Beeline Kyrgyzstan
The Government of Kyrgyzstan expressed its intention to exercise its preemption right in relation to the transaction discussed in Note 10 - Significant transactions before the Kyrgyzstan SPA expiration on March 31, 2025. In accordance with applicable law, VEON and the Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON’s stake in Beeline Kyrgyzstan. And thus, management is still committed to selling its in stake in Beeline Kyrgyzstan and negotiations are ongoing.
VEON Announces 2025 AGM and Board Nominees
On March 31, 2025 VEON announced that its Board of Directors (the “Board”) has set the date for the Company’s 2025 Annual General Meeting of Shareholders (the “AGM”) for May 8, 2025.

VEON Board and its Remuneration and Governance Committee recommended VEON’s seven current Board members for re-election at the AGM, including among them five nominees by statutory requisition from shareholders holding in excess of 5% of our issued share capital. The recommended nominees are Augie K Fabela II, Andrei Gusev, Sir Brandon Lewis, Duncan Perry, the 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting, and Kaan Terzioglu, the Company’s current CEO.

For a complete discussion of the key developments after the year ended December 31, 2024, please refer to Note 24—Events after the Reporting year ended December 31, 2024 of our Audited Consolidated Financial Statements attached hereto.

Factors Affecting Comparability and Results of Operations
Acquisitions, Dispositions and Divestitures
Our operating companies manage a variety of businesses independently. Occasionally, we acquire digital business or enhance our connectivity offerings through partnerships with other entities. At the Group level, we continuously evaluate the performance and potential of our digital and connectivity businesses. This evaluation sometimes leads us to execute partial or complete sales of entire businesses or to exit specific markets altogether.
We are also actively transitioning towards an asset-light business model by divesting our telecommunications network infrastructure and entering into long-term service agreements or passive network sharing agreements with other providers. Therefore, when comparing current results with previous years, it is essential to consider all acquisitions, dispositions, and divestitures completed during the relevant periods. Please refer to the Notes to our Audited Consolidated Financial Statements for a detailed discussion of these transactions. For instance, in 2022, we agreed to sell our Russian operations. In 2023, our net loss for the period was primarily due to this sale, which resulted in US$3.4 billion in cumulative currency translation losses reflected in equity in our other comprehensive income and impacted our income statement upon the completion of the disposal. Additionally, in 2024, we sold our 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+") on September 30, 2024, included within the Kazakhstan operating segment, and as such, their results are excluded from our results of operations for the three months ended December 31, 2024.
Foreign Currency Translation
    Our results of operations, as presented in our Audited Consolidated Financial Statements are presented in U.S. dollars. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, these U.S. dollar amounts are translated from other currencies using the current rate method of currency translation. Consequently, our results of operations are directly affected by increases or decreases in the value of the U.S. dollar and of local currencies. Material changes to such exchange rates occur periodically, including over the past three years, affecting the comparability of our results. See Item 11—Quantitative and Qualitative Disclosures about Market Risk for a further discussion.
Geopolitical Developments, including the ongoing war in Ukraine
    The ongoing war in Ukraine has significantly impacted our Ukrainian business results. Our results for 2022, 2023 and 2024 have been affected and we anticipate future results to continue to be influenced by factors such as volatile foreign currency exchange rates, potential loss of some customers in Ukraine, the impact of sanctions and export control restrictions and numerous other factors. See Item 3.D— Risk Factors for a discussion on numerous categories of risk we face as a result of the war.
As a result, our financial results for the past three fiscal years must account for the varying impacts the war in Ukraine has had on our operations in Ukraine each year. The war has also had broader effects on Group operations and results, including increased costs of borrowings for group debt; technical difficulties in servicing our existing debt, leading the 2024 consent solicitation regarding our existing bonds; previously trusted business partners no longer wanting to transact with VEON; and increased group-wide focus and spend on our Ukrainian business. VEON did not experience these difficulties before the war began.
Additionally, we have also faced disruptions in other markets due to other geopolitical events. Notably, the recent unrest and political transition in Bangladesh have significantly impacted our operations. During July and August 2024, Bangladesh experienced heightened political uncertainty, leading to data network shutdowns affecting our Bangladesh subsidiary. These disruptions were linked to mass protests, civil unrest and riots that ultimately resulted in the fall of the government of Prime Minister Shiekh Hasina and the establishment of an interim government. A deterioration of prospects in a particular business can also lead to impairments.
Tax
We operate in jurisdictions where tax positions can be uncertain. Occasionally, authorities challenge our tax declarations or subject us to lengthy tax audits. This can result in a significant tax expenditure for a given year, which differ from prior years' tax positions. Additionally, changes in tax legislation or in their interpretations also have effect on the comparability of our results across different periods.
Capital expenditures for our connectivity businesses

We believe each of our connectivity businesses are well-invested, so our group capital expenditures are primarily focused on maintaining current business operations rather than updating assets to grow our business or increase efficiency. However, these maintenance capital expenditures are not evenly distributed over time, as repairs, even normal wear-and-tear for example, may by happenstance occur in one particular year and not others. In addition, a critical aspect of operating a telecommunications company is obtaining spectrum and a license from the government to operate. These costs can be significant and do not fall evenly across periods, as spectrum purchases and license fees typically take place only once every few years, leading to fluctuations in expenditures across different periods.
Growth of our Digital Businesses and Execution of Other Business Strategies
Our portfolio of digital offerings is expanding and represents a growing share of group revenues. For example, in the year ended December 31, 2024, our direct digital revenues was US$460, compared to US$282 during the year ended December 31, 2023. If we continue on this trajectory, our future results will continue to be less comparable to prior years in that respect.
Additionally, other changes to our results of operations driven by execution of various business strategies, such as cost saving initiatives or new pricing strategies, will also affect the comparability of our results across different periods.
Trends, Uncertainties, Demands Commitments and Events
As a global company with telecommunications and digital businesses across various markets worldwide, we are influenced by a wide range of international economic developments. Unfavorable economic conditions can significantly affect our customers, including their spending patterns. Economic downturns in our markets could also lead to increased operating costs, hinder our ability to execute business strategies, impact our liquidity, or prevent us from meeting unexpected financial requirements.

Results of Operations
In this section, we discuss the results of our operations for the year ended December 31, 2024, compared to the year ended December 31, 2023. For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Item 5, "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on October 17, 2024.

	Year ended December 31,
In millions of U.S. dollars	2024	2023	2022

Consolidated income statement data:
Service revenues	3,846	3,576	3,600
Sale of equipment and accessories	25	19	28
Other revenues	133	103	127
Total operating revenues	4,004	3,698	3,755

Other operating income	1	1	1

Service costs	(488)	(423)	(448)
Cost of equipment and accessories	(27)	(18)	(28)
Selling, general and administrative expenses	(1,799)	(1,646)	(1,533)
Depreciation	(529)	(527)	(557)
Amortization	(199)	(208)	(221)
Impairment (loss) / reversal, net	(3)	6	107
Gain / (loss) on disposal of non-current assets	5	46	(1)
Gain on disposal of subsidiaries	145	—	88

Operating profit	1,110	929	1,163

Finance costs	(495)	(531)	(583)
Finance income	49	60	32
Other non-operating gain, net	31	20	9
Net foreign exchange gain	9	81	181
Profit before tax from continuing operations	704	559	802

Income taxes	(217)	(179)	(69)
Profit from continuing operations	487	380	733
Loss after tax from discontinued operations and disposals of discontinued operations	—	(2,830)	(742)
Profit / (loss) for the period	487	(2,450)	(9)

Attributable to:
The owners of the parent (continuing operations)	415	307	656
The owners of the parent (discontinued operations)	—	(2835)	(818)
Non-controlling interest	72	78	153
	487	(2,450)	(9)

Total Operating Revenue

	Year ended December 31,
In millions of U.S. dollars, includes intersegment revenue	2024	2023	2022

Pakistan	1,382	1,119	1,285
Ukraine	925	919	971
Kazakhstan	854	774	636
Uzbekistan	273	268	233
Bangladesh	520	570	576
Others	55	55	66
HQ and eliminations	(5)	(7)	(12)

Total	4,004	3,698	3,755
    For the year ended December 31, 2024, our consolidated total operating revenue increased to US$4,004 million as compared to US$3,698 million for the year ended December 31, 2023. At a local currency level year-on-year, there was an increase in total revenue of 12.8% driven by increased data usage, higher usage of mobile financial services and content by customers of our Pakistan, Ukraine, Kazakhstan, and Uzbekistan operations, partially offset by the cybersecurity attack in Ukraine and by lower data usage and an additional 5% tax duty on recharges in Bangladesh. This organic growth was further offset by the depreciating currencies in the countries where we operate. For further details, please refer to —Results of our Reportable Segments below.
Operating Profit
    For the year ended December 31, 2024, our consolidated operating profit increased to US$1,110 million as compared to US$929 million for the year ended December 31, 2023. Operating profit increased primarily as a result of higher operating revenues as discussed above, along with the sale of TNS+. For further details, please refer to Note 11- Held for sale and discontinued operations of our Audited Consolidated Financial Statements attached hereto.
Non-Operating Profits And Losses
Finance Costs
    For the year ended December 31, 2024, our consolidated finance costs were US$495 million as compared to US$531 million for the year ended December 31, 2023. This decrease is mainly due to a lower level of bank loans and bonds and their associated interest expense and partially offset by a higher interest expense on lease liabilities.
Finance Income
    For the year ended December 31, 2024, our consolidated finance income was US$49 million as compared to US$60 million for the year ended December 31, 2023. The decrease in finance income is primarily due to lower cash deposits at HQ following repayment of the revolving credit facility (“RCF”).
Other Non-Operating Gain/(Loss)
    For the year ended December 31, 2024, we recorded an other non-operating gain of US$31 million as compared to a non-operating gain of US$20 million for the year ended December 31, 2023. The gain primarily comes from fair value changes in our money market funds investments. For more details refer to Note 16 - Other Non-Operating Gain / (Loss) of our Audited Consolidated Financial Statements attached hereto.
Net Foreign Exchange Gain/(Loss)
    For the year ended December 31, 2024, we recorded a net foreign exchange gain of US$9 million as compared to a net foreign exchange gain of US$81 million for the year ended December 31, 2023. The net foreign exchange gain of US$9 million in 2024 is due to US$ denominated sovereign bonds in Ukraine, and cash held in Ukraine in currencies other than Ukrainian Hryvnia and appreciation of Pakistani Rupee, partially offset by revaluation losses from Bangladeshi taka, Kazakhstani Tenge and Uzbekistani Som against the U.S. dollar. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange risks.

Income Tax Expense
    For the year ended December 31, 2024, our consolidated income tax expense increased by 21.2% to US$217 million as compared to US$179 million for the year ended December 31, 2023. For more information regarding the factors affecting our total income tax expenses, please refer to Note 9- Income Taxes of our Audited Consolidated Financial Statements attached hereto.
Profit/(Loss) after Tax from Discontinued Operations
For the year ended December 31, 2024, there were no discontinued operations, compared to a loss after tax from discontinued operations of US$2,830 million for the year ended December 31, 2023, relating to the sale of our Russia operations.
Profit / (Loss) For The Period Attributable To The Owners Of The Parent From Continuing Operations
    For the year ended December 31, 2024, we recorded a profit attributable to the owners of the parent from continuing operations of US$415 million as compared to US$307 million in 2023, that was mainly due to an increase in operating profit, partially offset by lower foreign exchange revaluations gain and higher income tax expense.
Profit / (Loss) For The Period Attributable To Non-Controlling Interest
    For the year ended December 31, 2024, we recorded a profit attributable to non-controlling interest of US$72 million as compared to a profit of US$78 million for the year ended December 31, 2023, which was mainly driven by changes in operating profit in Kazakhstan (owing to the sale of TNS + LLP) and Kyrgyzstan.
Adjusted EBITDA

In millions of U.S. dollars	Year ended December 31,
	2024	2023	2022
Pakistan	584	502	654
Ukraine	518	541	575
Kazakhstan	442	421	322
Uzbekistan	100	112	124
Bangladesh	180	214	210
Others	18	22	26
HQ and eliminations	(151)	(200)	(164)

Total	1,691	1,612	1,747
    For the year ended December 31, 2024, our total Adjusted EBITDA was US$1,691 million as compared to US$1,612 million for the year ended December 31, 2023. At a local currency level, growth was 9.8% driven by revenue growth as discussed above, offset by the higher operating costs associated with persistent increase in energy costs in our Pakistan, Ukraine and Bangladesh operations, higher technical support costs and higher HQ costs. In USD currency, the increase was 4.9%, which reflects the impact of local currency depreciation in all our countries of operations except for Pakistan.
For more information on how we calculate Adjusted EBITDA and for the reconciliation of consolidated profit / (loss) for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA, for the years ended December 31, 2024, 2023 and 2022, please refer to the table below.

In millions of U.S. dollars	2024	2023	2022

Profit / (loss) for the period	487	(2,450)	(9)

Income taxes	217	179	69
Loss after tax from discontinued operations and disposals of discontinued operations	—	2,830	742
Depreciation	529	527	557
Amortization	199	208	221
Impairment loss / (reversal)	3	(6)	(107)
(Gain) / loss on disposal of non-current assets	(5)	(46)	1
(Gain) / loss on disposal of subsidiaries	(145)	—	(88)
Finance costs	495	531	583
Finance income	(49)	(60)	(32)
Other non-operating (gain) / loss	(31)	(20)	(9)
Net foreign exchange (gain) / loss	(9)	(81)	(181)

Total Adjusted EBITDA	1,691	1,612	1,747

Results of our Reportable Segments
Pakistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	1,382	1,119	1,285		23.5%		-12.9%
Mobile service revenue	1,245	1,021	1,169		21.9%		-12.7%
Fixed-line service revenue	25	19	0		31.6%		100.0%
Sales of equipment, accessories and other	112	79	116		41.8%		-31.9%
Operating expenses	798	617	631		29.3%		-2.2%
Adjusted EBITDA	584	502	654		16.3%		-23.2%
Adjusted EBITDA margin	42.3%	44.9%	50.9%	-2.6	pp	-6.0	pp

Results of Operations in PKR

	Year ended December 31,
In millions of PKR (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	384,897	313,574	261,621		22.7%		19.9%
Mobile service revenue	346,882	286,183	238,084		21.2%		20.2%
Fixed-line service revenue	6,584	5,399	0		21.9%		100.0%
Sales of equipment, accessories and other	31,431	21,991	23,537		42.9%		-6.6%
Operating expenses	222,260	172,884	127,574		28.6%		35.5%
Adjusted EBITDA	162,637	140,680	134,047		15.6%		4.9%
Adjusted EBITDA margin	42.3%	44.9%	51.2%	-2.6	pp	-6.4	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2024	2023	2022	‘23-24 % change	‘22-23 % change

Customers in millions	71.5	70.6	73.7	1.3%	-4.2%
- of which mobile data (millions)	57.4	53.0	52.8	8.3%	0.4%
ARPU in US$	1.1	1.2	1.3	-8.3%	-7.7%
ARPU in PKR	301.0	328.0	269.0	-8.2%	21.9%

Total Operating Revenue
    For the year ended December 31, 2024, our Pakistan total operating revenue increased by 23.5% (in US$ terms) and by 22.7% (in local currency terms), as compared to the year ended December 31, 2023. This change in local currency terms was mainly due to increased data usage, repricing, higher volume of disbursement in JazzCash, stronger uptake of digital services, as well as higher volume content services relating to application to personal products. This organic local currency growth was further increased by the appreciation in Pakistani rupee during the year 2024 in US$ terms.
Adjusted EBITDA
For the year ended December 31, 2024, our Pakistan Adjusted EBITDA increased by 16.3% (in US$ terms) and increase by 15.6% (in local currency terms), as compared to the year ended December 31, 2023. This change was primarily attributable to higher revenues (in local currency terms) as discussed above, partially offset by higher content costs, higher media and marketing costs and one off bad debt write-offs within the high-risk customer portfolio in our banking operations. The appreciation of Pakistani rupee also supported the year-on-year growth in US$ terms.
Mobile Customers
As of December 31, 2024, we had 71.5 million mobile customers in Pakistan, representing an increase of 1.3% as compared to December 31, 2023. The increase was mainly due to the continued expansion of our 4G data network in Pakistan.

ARPU
    For the year ended December 31, 2024, our ARPU in Pakistan was lower as compared to 2023 by 8.3% (in US$ terms) due to appreciation of the PKR against US$, and decreased by 8.2% (in local currency terms).
Ukraine
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	925	919	971		0.7%		-5.4%
Mobile service revenue	865	859	906		0.7%		-5.2%
Fixed-line service revenue	50	53	59		-5.7%		-10.2%
Sales of equipment, accessories and other	10	7	6		42.9%		16.7%
Operating expenses	406	378	396		7.4%		-4.5%
Adjusted EBITDA	518	541	575		-4.3%		-5.9%
Adjusted EBITDA margin	56.0%	58.9%	59.2%	-2.9	pp	-0.3	pp

Results of Operations in UAH

Year ended December 31,
In millions of UAH (except as indicated)	2024	2023	2022	‘23-24 % change	‘22-23 % change

Total operating revenue	37,274	33,588	31,092	11.0%	8.0%
Mobile service revenue	34,857	31,397	29,014	11.0%	8.2%
Fixed-line service revenue	2,017	1,922	1,879	4.9%	2.3%
Sales of equipment, accessories and other	400	269	198	48.7%	35.9%
Operating expenses	16,361	13,816	12,795	18.4%	8.0%
Adjusted EBITDA	20,925	19,775	18,301	5.8%	8.1%
Adjusted EBITDA margin	56.1%	58.9%	58.9%	-2.7	pp	—	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2024	2023	2022	‘23-24 % change	‘22-23 % change

Customers in millions	23.0	23.9	24.8	-3.8%	-3.6%
- of which mobile data (millions)	17.2	17.7	17.5	-2.8%	1.1%
ARPU in US$	3.0	2.9	3.0	3.4%	-3.3%
ARPU in UAH	121.0	107.0	95.0	13.1%	12.6%

Total Operating Revenue
    For the year ended December 31, 2024, our Ukraine total operating revenue increased by 0.7% (in US$ terms) and increased by 11.0% (in local currency terms) as compared to the year ended December 31, 2023. The change in local currency terms is primarily due to changes in tariff plans and higher usage of digital services partly offset by the impact of the cyber security attack in January 2024 (refer to Note 1- General information to our Audited Consolidated Financial Statements attached hereto). The US$ change was mainly driven by deterioration of local currency against US$ in 2023.
Adjusted EBITDA
    For the year ended December 31, 2024, our Ukraine Adjusted EBITDA decreased by 4.3% (in US$ terms) and increased by 5.8% (in local currency terms) as compared to the year ended December 31, 2023. This growth in local currency was primarily due to the increase in our total operating revenue (as discussed above), offset by higher energy costs (as a result of a significant increase in prices), higher IT support costs and higher personnel costs. The US$ change is driven by deterioration of local currency against US$ in 2023.

Mobile Customers
    As of December 31, 2024, we had 23 million mobile customers in Ukraine representing a decrease of 3.8% year-on-year. This decrease was primarily due to a loss of subscribers as a result of the ongoing war in Ukraine.
ARPU
    For the year ended December 31, 2024, our ARPU in Ukraine increased by 3.4% (in US$ terms) and increased by 13.1% (in local currency terms). The change was primarily due to an increased data consumption and a lower customer base as compared to the prior year.
Kazakhstan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	854	774	636		10.3%		21.7%
Mobile service revenue	677	603	497		12.3%		21.3%
Fixed-line service revenue	150	146	116		2.7%		25.9%
Sales of equipment, accessories and other	27	25	23		8.0%		8.7%
Operating expenses	412	354	316		16.4%		12.0%
Adjusted EBITDA	442	421	322		5.0%		30.7%
Adjusted EBITDA margin	51.8%	54.4%	50.6%	-2.6	pp	3.8	pp

Results of Operations in KZT

	Year ended December 31,
In millions of KZT (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	399,889	353,562	293,057		13.1%		20.6%
Mobile service revenue	317,491	275,226	228,084		15.4%		20.7%
Fixed-line service revenue	69,355	66,630	54,312		4.1%		22.7%
Sales of equipment, accessories and other	13,043	11,706	10,661		11.4%		9.8%
Operating expenses	193,556	161,578	145,351		19.8%		11.2%
Adjusted EBITDA	206,368	192,067	147,784		7.4%		30.0%
Adjusted EBITDA margin	51.6%	54.3%	50.4%	-2.7	pp	3.9	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2024	2023	2022	‘23-24 % change	‘22-23 % change

Customers in millions	11.6	11.1	10.6	4.5%	4.7%
- of which mobile data (millions)	10.1	9.4	8.6	7.4%	9.3%
ARPU in US$	4.7	4.6	4.0	2.2%	15.0%
ARPU in KZT	2,222.0	2,107.0	1,844.0	5.5%	14.3%

Total Operating Revenue
    For the year ended December 31, 2024, our Kazakhstan total operating revenue increased by 10.3% (in US$ terms) and increased by 13.1% (in local currency terms) as compared to the year ended December 31, 2023. These changes were primarily driven by higher data usage and 4G subscribers along with higher fixed line services usage and repricing, partly offset by sale of TNS+ operations during 2024.

Adjusted EBITDA
    For the year ended December 31, 2024, our Kazakhstan Adjusted EBITDA increased by 5.0% (in US$ terms) and increased by 7.4% (in local currency terms) as compared to the year ended December 31, 2023. These changes were primarily due to higher total operating revenue as described above. The increase was partially offset by increased network maintenance costs and personnel costs.
Mobile Customers
    As of December 31, 2024, we had 11.6 million mobile customers in Kazakhstan representing an increase of 4.5% as compared to December 31, 2023. This increase was driven by growth in mobile data users, which increased by 7.4% over the reporting period as a result of improved mobile data services and the continuous expansion of our 4G network.
ARPU
    For the year ended December 31, 2024, our ARPU in Kazakhstan increased by 2.2% (in US$ terms) and by 5.5% (in local currency terms) as compared to the year ended December 31, 2023. This increase was primarily due to the rise in the demand for mobile data due to the growth in our 4G customer base and digital services.
Bangladesh
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	520	570	576		-8.8%		-1.0%
Mobile service revenue	514	561	566		-8.4%		-0.9%
Sales of equipment, accessories and other	6	9	10		-33.3%		-10.0%
Operating expenses	339	356	366		-4.8%		-2.7%
Adjusted EBITDA	180	214	210		-15.9%		1.9%
Adjusted EBITDA margin	34.6%	37.5%	36.5%	-2.9	pp	1.1	pp

Results of Operations in BDT

	Year ended December 31,
In millions of BDT (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	59,780	61,490	53,742		-2.8%		14.4%
Mobile service revenue	59,123	60,546	52,819		-2.4%		14.6%
Sales of equipment, accessories and other	657	944	923		-30.4%		2.3%
Operating expenses	39,024	38,377	34,188		1.7%		12.3%
Adjusted EBITDA	20,755	23,113	19,554		-10.2%		18.2%
Adjusted EBITDA margin	34.7%	37.6%	36.4%	-2.9	pp	1.2	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2024	2023	2022	‘23-24 % change	‘22-23 % change

Customers in millions	35.8	40.4	37.6	-11.4%	7.4%
- of which mobile data (millions)	22.3	26.8	24.4	-16.8%	9.8%
ARPU in US$	1.1	1.2	1.3	-8.3%	-7.7%
ARPU in BDT	129.1	129.3	119.7	-0.2%	8.0%

Total Operating Revenue

    For the year ended December 31, 2024, our Bangladesh total operating revenue decreased by 8.8% (in US$ terms) and by 2.8% (in local currency terms) as compared to the year ended December 31, 2023. This change in local currency terms was primarily due to lower data and voice consumption as a result of the overall market contraction, unstable political situation, and additional 5% tax duty on recharges. The US$ change was due to the deterioration of the Bangladesh taka.
Adjusted EBITDA
    For the year ended December 31, 2024, our Bangladesh Adjusted EBITDA decreased by 15.9% (in US$ terms) and by 10.2% (in local currency terms) as compared to the year ended December 31, 2023. This decrease was mainly due to lower revenues as stated above and higher other administrative costs that was partly compensated by the fewer marketing campaigns and lower technical support.
Mobile Customers
    As of December 31, 2024, we had 35.8 million mobile customers in Bangladesh representing a decrease of 11.4% as compared to December 31, 2023. This was primarily driven by decline in mobile data customers, which decreased by 16.8% as compared to 2023, coupled with intensified competition from other operators enhancing their network capabilities.
ARPU
    For the year ended December 31, 2024, our ARPU in Bangladesh decreased by 8.3% in US$ terms and by 0.2% in local currency terms as compared to December 31, 2023. This decrease in local currency terms was primarily driven by lower usage of mobile data and voice revenue.
Uzbekistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	273	268	233		1.9%		15.0%
Mobile service revenue	272	267	232		1.9%		15.1%
Fixed-line service revenue	—	—	1		-100.0%		-100.0%
Sales of equipment, accessories and other	1	1	—		0.0%		0.0%
Operating expenses	173	157	109		10.2%		44.0%
Adjusted EBITDA	100	112	124		-10.7%		-9.7%
Adjusted EBITDA margin	36.6%	41.8%	53.2%	-5.2	pp	-11.4	pp

Results of Operations in UZS

	Year ended December 31,
In millions of UZS (except as indicated)	2024	2023	2022		‘23-24 % change		‘22-23 % change

Total operating revenue	3,454,492	3,158,369	2,575,184		9.4%		22.6%
Mobile service revenue	3,430,632	3,144,698	2,563,793		9.1%		22.7%
Fixed-line service revenue	9,527	1,186	8,169		703.3%		-85.5%
Sales of equipment, accessories and other	13,623	12,485	3,223		9.1%		287.4%
Operating expenses	2,189,445	1,846,729	1,210,233		18.6%		52.6%
Adjusted EBITDA	1,271,121	1,319,354	1,371,642		-3.7%		-3.8%
Adjusted EBITDA margin	36.8%	41.8%	53.3%	-5.0	pp	-11.5	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2024	2023	2022	‘23-24 % change	‘22-23 % change

Customers in millions	8.3	8.4	8.4	-1.2%	0.0%
- of which mobile data (millions)	7.3	7.6	7.2	-3.9%	5.6%
ARPU in US$	2.6	2.6	2.5	0.0%	4.0%
ARPU in UZS	32,617	30,762	27,228	6.0%	13.0%

Total Operating Revenue
    For the year ended December 31, 2024, our Uzbekistan total operating revenue increased by 1.9% (in US$ terms) and increased by 9.4% (in local currency terms) as compared to the year ended December 31, 2023. These increases were primarily due to higher data usage in addition to digital products uptake during the year.
Adjusted EBITDA
    For the year ended December 31, 2024, our Adjusted EBITDA in Uzbekistan decreased by 10.7% (in US$ terms) and decreased by 3.7% (in local currency terms) as compared to the year ended December 31, 2023. These decreases were due to higher consultancy costs, energy prices, higher IT support costs and higher personnel costs, partially offset by the increased revenues.
Mobile Customers
    As of December 31, 2024, the number of mobile customers in Uzbekistan decreased by 8.3 million, and the mobile data customers decreased by 3.9% as compared to December 31, 2023 mainly due to the intensive market competition and higher price ups.
ARPU
    For the year ended December 31, 2024, our ARPU in Uzbekistan remained stable in US$ terms and increased by 6.0% (in local currency terms) as compared to December 31, 2023. This increase in local currency was primarily attributable to high value customers.
Liquidity and Capital Resources
Share Buyback Program
On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS, previously announced on August 1, 2024. This first phase of the buyback was in the amount of up to US$30 million to be repurchased by VEON Holdings B.V. or VEON Amsterdam B.V. The US$30 million first phase is part of the Company’s larger plan to execute a share buyback program of up to US$100 million. The Company believes that its ADSs are undervalued relative to its operational performance and strategic potential. By repurchasing ADSs, VEON aims to optimize shareholder value and strengthen its financial position for future opportunities.
As of December 31, 2024, a total of 5,024,175 shares (equivalent to 200,967 ADS) were repurchased by VEON Holdings for US$8 million. Refer to Note 24 - Events after the Reporting Period of our Audited Consolidated Financial Statements attached hereto.
In March 2025, following the completion of the US$30 million first phase of the share buyback program on January 28, 2025, VEON commenced the second phase of the share buyback program with respect to the Company’s ADSs. This second phase of the buyback was approved for an amount up to US$35 million and is also part of of the Company’s larger plan to execute a share buyback program of up to US$100 million.
Working Capital
Our working capital is monitored on a regular basis by management to ensure we can repay our debt as it becomes due from either operating cash flows or by refinancing through additional borrowings.
As of December 31, 2024, we had negative working capital of US$798 million, compared to negative working capital of US$426 million as of December 31, 2023. Working capital is defined as current assets less current liabilities. The change was primarily due to decrease in cash and cash equivalents as compared to 2023 due to repayment of Revolving Credit Facility (“RCF”) and bonds at HQ. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.
The Audited Consolidated Financial Statements included here have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, they do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. See Note 25- Basis of Preparation of the Consolidated Financial Statements of our Audited Consolidated Financial Statements for a further discussion on our going concern disclosure.

Consolidated Cash Flow Summary

(In millions of U.S. dollars)	2024	2023	2022

Net cash flows from operating activities from continuing operations	1,150	1,160	933
Net cash flows from operating activities from discontinued operations	—	951	1,624
Net cash flows used in investing activities from continuing operations	(778)	(1,020)	(1,057)
Net cash flows used in investing activities from discontinued operations	—	(1,217)	(599)
Net cash flows (used in) / from financing activities from continuing operations	(551)	(919)	456
Net cash flows used in financing activities from discontinued operations	—	(226)	(340)

Net (decrease) / increase in cash and cash equivalents	(179)	(1,271)	1,017

Net foreign exchange difference related to continuing operations	(21)	(36)	(95)

Net foreign exchange difference related to discontinued operations	—	(44)	(21)

Cash and cash equivalent classified as held for sale	(14)	146	(33)

Cash and cash equivalent at beginning of period	1,902	3,107	2,239

Cash and cash equivalents at end of period, net of overdraft	1,688	1,902	3,107
For more details, see Consolidated Statement of Cash Flows in our Audited Consolidated Financial Statements.
Operating Activities
For the year ended December 31, 2024, net cash flows from operating activities from continuing operations decreased to US$1,150 million from US$1,160 million for the year ended December 31, 2023. The year on year change was predominantly driven by an increase in profit before tax for the period and lower interest payments, offset by the higher working capital payments.
Investing Activities
    For the year ended December 31, 2024, net cash outflow from investing activities from continuing operations was US$778 million compared to net cash outflow of US$1,020 million for the year ended December 31, 2023. This decrease was primarily relating to receipt of Bangladesh tower sale proceeds and lower investment in local government bonds in Ukraine. Our total payments for the purchase of property, equipment and intangible assets amounted to US$907 million in 2024 compared to US$766 million in 2023.
Financing Activities
    For the year ended December 31, 2024, net cash outflow from financing activities from continuing operations was US$551 million compared to net cash outflow of US$919 million for the year ended December 31, 2023. The lower net cash outflow from financing activities in 2024 is due to higher inflows from bank loans and bonds as compared to year 2023.

Indebtedness
    As of December 31, 2024, the principal amounts of our external indebtedness represented by bank loans, bonds and long term payables classified as borrowings amounted to US$3,348 million, compared to US$3,708 million as of December 31, 2023.
    As of December 31, 2024, VEON had the following principal amounts outstanding for interest-bearing bank loans, bonds, long term payables classified as borrowings as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (US$ mln)	Maturity date

VEON Holdings B.V.*	Notes	4.00%	USD	472	472	04.09.2025
VEON Holdings B.V.	Notes	6.30%	RUB	7,840	77	06.18.2025
VEON Holdings B.V.**	Notes	3.38%	USD	1,014	1,014	11.25.2027
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	4.00%	USD	24	24	04.09.2025
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	6.30%	RUB	1,200	12	06.18.2025
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	3.38%	USD	69	69	11.25.2027

VEON Holdings B.V. Total***					1,668
PMCL	Short-term Loan	3M KIBOR - 3%	PKR	30,000	108	Feb - Mar 2025
PMCL	Short-term Loan	6M KIBOR - 3%	PKR	54,000	194	May - Jun 2025
PMCL	Notes	3M KIBOR - 0.10%	PKR	15,000	54	Apr - 2025
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	16,924	61	09.02.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	7,185	26	09.02.2026
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	13,125	47	05.18.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.60%	PKR	50,000	180	07.05.2031
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	40,000	143	04.19.2032
PMCL	Loan from Local banks	6M KIBOR + 0.60%	PKR	15,000	54	05.15.2034
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	64,800	232	05.24.2034
PMCL	Other				25
Pakistan Mobile Communications Limited Total					1,124

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	6,330	53	04.26.2027
Banglalink	Syndicated Loan Facility	7% to 12%	BDT	6,740	56	11.25.2028
Banglalink	Other				105
Banglalink Digital Communications Ltd. Total					214

KaR-Tel	Loan from Forte Bank	17.25% - 18.50%	KZT	13,861	26	11.13.2026
KaR-Tel	Loan from NurBank	15.50% - 16.50%	KZT	21,000	40	09.28.2029
KaR-Tel	Other			59	61
TOTAL KaR-Tel Limited Liability Partnership.					127

Unitel LLC	National Bank for Foreign Economic Activity	20% to 22%	UZS	378,800	29	10.09.2027
Unitel LLC	Hamkorbank AKB	25.80%	UZS	200,000	15	11.10.2026
Unitel LLC	Huawei			74	77
TOTAL Unitel LLC.					121

Other entities	Other bank loans and borrowings				94

Total VEON					3,348
*As of the date of this Annual Report on Form 20-F, such notes have been repaid.

** As a result of the consent solicitation in January 2025, which went into effect on April 8, 2025, the current issuer of the these notes is VEON MidCo B.V.
***Such total does not reflect the US$210 million term loan signed in March 2025. The borrower under the loan is VEON MidCo. Following the demerger of VEON Holdings and after the June 2024 maturities, the obligor under outstanding group debt obligations will be VEON MidCo. B.V. given the listing of our Ukrainian operations is contemplated to be at parent entity of VEON Holdings B.V.
We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
The following table reflects our financial liabilities, net of derivative assets, classified further by maturity date, as of December 31, 2024.

(In millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Bank loans and bonds	1,472	1,779	354	426	4,031
Lease liabilities	173	581	427	494	1,675
Purchase obligations	193	—	—	—	193

Total financial liabilities, net of derivative assets	1,838	2,360	781	920	5,899
For further discussion of these contractual obligations, please refer to Note 13—Property and Equipment, Note 14—Intangible Assets, and Note 19—Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
For additional information on our outstanding indebtedness, please refer to Note 17— Investments, Debt and Derivatives of our Audited Consolidated Financial Statements attached hereto and —Key Developments after the year ended December 31, 2024.
Cash Subject to Currency and Contractual Restrictions
We rely on our operating companies to pay dividends and make other transfers to VEON Ltd. and other group entities. However, certain of our operating companies operate in jurisdictions that face currency controls or other significant restrictions on their ability to upstream cash. For example, due to the currency controls in Ukraine, JSC Kyivstar’s ability to upstream cash to us has been significantly limited. For further discussion of such restrictions, see Note 27—Condensed Separate Financial Information of VEON Ltd. to our Audited Consolidated Financial Statements.
Future Liquidity and Capital Expenditures
    Telecommunications service providers require significant amounts of capital to construct and maintain their network infrastructure to keep up with customer expectations. We now have the capacity to launch 4G/LTE services in each of our reportable segments and have acquired new spectrum in several operating companies to boost our network capacity, enhance spectral efficiency and enable the launch of new radio access networks technologies. In the foreseeable future, significant investment activity will be required in this regard, including the purchase of equipment and possibly the acquisition of other companies.
Our medium-term plan for capital expenditures (excluding licenses and right-of-use assets) is to invest in high-speed data networks to continue to capture mobile data growth, including the continued rollout of 4G/LTE networks in Pakistan, Ukraine and Bangladesh, and upgrade of our 3G networks in Bangladesh. However, the impacts of the war in Ukraine on results, group operations and our inability to upstream cash from Ukraine, has led us to reconsider to some degree our capital outlay. As a result, some capital expenditure that are more discretionary in nature have been put on hold. This may lead to marginally increased aggregate capital expenditures in future periods as we elect to service assets that are overdue operational spend.
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
Following the onset of the war in Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to restrictive currency controls in Ukraine, and sanctions in relation to the war. The availability of external financing, and the terms of such financing, depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the financial position of international and local banks, the willingness of international and local banks or private credit funds to lend to our companies (including as a result of any sanctions concerns) and the liquidity and strength of international and local capital markets. See —Item 3.D.—Risk Factors—Market Risks—The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects.
As of December 31, 2024, we had an undrawn amount of US$37 million under an existing Pakistan term facility. For additional information on our outstanding indebtedness, please refer to Note 19 — Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. On December 31, 2024, VEON had approximately US$ 1.7 billion of cash of which US$481 million of cash held at the HQ-level, which was deposited with international banks and invested in money market funds and which is fully accessible at HQ. In addition, VEON’s operating companies had a total cash position equivalent to US$1.2 billion. However, there can be no assurance that our existing cash balances and available credit lines will be sufficient over time to service our existing indebtedness. See Item 3.D—Risk Factors—Liquidity and Capital Risks—Our existing indebtedness and debt service obligations may negatively impact our cash flow
    While we currently have sufficient liquidity to satisfy our current obligations at least over the next 12 months, management identified material uncertainties as a result of the war. See Item 3.D—Risk Factors—Market Risks—Our independent auditors have included a going concern emphasis paragraph in their opinion as a result of the effects of the ongoing war in Ukraine and Note 25- Basis of Preparation of the Consolidated Financial Statements of our Audited Consolidated Financial Statements for our going concern disclosure.
In 2024, our capital expenditures (excluding licenses and right-of-use assets) were US$818 million compared to US$649 million in 2023 and US$841 million in 2022. These investments related to upgrades and expansions of high-speed data networks across all our countries of operations. Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used to purchase of property, plant and equipment and intangible assets:

(In millions of U.S. dollars)	2024	2023	2022

Capital expenditures (excluding licenses and right-of-use assets) *	818	649	841
Adjusted for:
Additions of licenses	35	4	526
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of-use assets)	54	113	(357)

Purchase of property, plant and equipment and intangible assets	907	766	1,010
* Refer to Note 2—Segment Information of the Audited Consolidated Financial Statements
Quantitative And Qualitative Disclosures About Market Risk
    For information on quantitative and qualitative disclosures about market risk, see Item 11—Quantitative and Qualitative Disclosures About Market Risk.
Critical Accounting Estimates
    For a discussion of our critical accounting policies please refer to Note 26—Significant Accounting Policies of our Audited Consolidated Financial Statements attached hereto.

Policy on Dividend Distributions

    The Company’s dividend policy is set by VEON’s board of directors, taking into account medium-term investment opportunities and our capital structure. For the years ended December 31, 2024, 2023 and 2022, we did not pay a dividend. We do not anticipate distributing dividends in the near future. We perceive ourselves as a growth company and See Note 19—Financial Risk Management--Capital Management and Note 22—Dividends Paid and Proposed to our Audited Consolidated Financial Statements. For a discussion of certain Bermuda law considerations in respect of dividend payments and bye-law provisions governing dividend distributions, see Item 10.B–Additional Information—Memorandum and Articles of Association—Dividends and Dividend Rights.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
    Our directors, their respective ages, positions, dates of appointment and assessment of independence as of March, 31 2025 are as follows:

Name	Age	Position	First Appointed	Independent
Augie K Fabela II	59	Chairman of Board of Directors	2024 (as Chairman); 2022 (as member)	☒
Andrei Gusev	52	Director	2014
Sir Brandon Lewis	53	Director	2024	☒
Duncan Perry	58	Director	2024	☒
Michael R. Pompeo	61	Director	2024
Michiel Soeting	62	Director	2022	☒
Kaan Terzioglu	56	Director (and Group CEO)	2023
The board of directors of VEON (“Board of Directors”) consisted of seven members, four of whom we deemed to be independent. We analyze the independence of the members of the Board of Directors in accordance with the NASDAQ listing rules, the rules promulgated by the SEC, as if those rules applied to us.
All members of the Board of Directors are elected by our shareholders at our annual general meeting through a cumulative voting process at such general meeting. Nominations to the board of directors were managed by its Remuneration and Governance Committee (“RGC”), which as of the 2024 AGM is led by Augie Fabela whom we deemed to be an independent member of the Board of Directors. The RGC looked to ensure that the membership of the Board of Directors consists of individuals with sufficiently diverse and independent backgrounds, who possess experience, knowledge, and expertise most relevant to our strategic priorities and challenges. All members of the Board of Directors possess suitable industry experience and have additionally been selected to provide the requisite experience necessary for the committees of our Board of Directors.

The members of our current Board of Directors were elected at the May 31, 2024 annual general meeting of shareholders (the “2024 AGM”) in accordance with our bye-laws. At the 2024 AGM, VEON shareholders re-elected four previously serving directors: Augie Fabela, Andrei Gusev, Michiel Soeting and Kaan Terzioglu, shareholders also elected Sir Brandon Lewis, Duncan Perry and Michael R. Pompeo as new members of the Board of Directors. Morten Lundal, Karen Linehan and Yaroslav Glazunov did not stand for re-election at the 2024 AGM. All members of our Board of Directors serve in office until the next annual general meeting of shareholders of the Company to be held on May 8, 2025, unless any members are removed from office or their offices are vacated in accordance with our bye-laws. Alternate directors will be summoned to act as regular directors in a temporary or permanent manner in case of absence, vacancy or demise. Of the seven members of the Board of Directors elected at the 2024 AGM four are deemed to be independent. In analyzing the independence of the members of the Board of Directors for this purpose, we are guided by the NASDAQ listing rules and the rules promulgated by the SEC.
We amend the bye-laws from time to time upon shareholder approval. Notably, at the annual general meeting of shareholders held on July 30, 2018, we amended and restated our bye-laws to, among other things, eliminate our two-tier board structure. As a result, we are now governed by a board of directors and a management leadership team known as the Group Executive Committee (the “GEC”). Further, at the annual general meeting of shareholders held on June 29, 2023, we amended and restated our bye-laws to reduce the size of the Board of Directors to a minimum of five and maximum of nine board members and to allow the Board of Directors to delegate its powers to committees with responsibility for audit, board nomination and compensation, and such other committee as the Board of Directors deems necessary or appropriate. On May 31, 2024, we further amended and restated the bye-laws to correct a legacy formatting error and to standardize the wording enabling the Board of Directors to convene electronic meetings of shareholders.

Our bye-laws empower the Board of Directors to direct the management of VEON Ltd.’s business and affairs. They require that the Board of Directors approves important matters including, among others, the annual budget and audited accounts, organizational or reporting changes to the management structure, significant transactions and changes to share capital or other significant actions of the group of subsidiary companies for which VEON Ltd. is the ultimate parent entity (“VEON Group”). Additionally, under Bermuda law, the Board of Directors has the right to require that any matter be brought to the attention of the Board of Directors for approval and any member of the Board of Directors may bring forward an item for the agenda of a meeting of the Board of Directors. Together, these decision-making channels help to ensure that the Board of Directors provides appropriate oversight over matters relevant to the VEON Group.
Up until December 31, 2024, the GEC was comprised of the Group Chief Executive Officer, the Group Chief Financial Officer and, the Group General Counsel and effective January 1, 2025 was expanded to include Aamir Ibrahim, CEO of Jazz and the Chair of Mobilink Bank in Pakistan, and Yevgen Nastradin, CEO of Beeline Kazakhstan, each of whom will join the GEC for an initial term of one year, which may be extended at the discretion of the VEON Board of Directors. The GEC is focused on the management of the business affairs of VEON Group as a whole, including execution of our competitive strategy, driving financial performance and overseeing and coordinating Group-wide initiatives. On an annual basis, the GEC, the Audit and Risk Committee (the “ARC”) and the Board of Directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into the business of the VEON Group through global policies and procedures.
As of March 31, 2025, the members of our GEC, their respective ages, positions and dates of appointment were as follows:

Name	Age	Position	First Appointed
Kaan Terzioğlu	56	Group Chief Executive Officer	March 2020 (as co-CEO)
A. Omiyinka Doris	49	Group General Counsel	June 2023
Joop Brakenhoff(1)	59	Group Chief Financial Officer	May 2023
Burak Ozer(1)	53	Group Chief Financial Officer	January 2025
Aamir Ibrahim	56	CEO of Jazz and the Chair of Mobilink Bank in Pakistan	January 2025
Yevgen Nastradin	49	CEO of Beeline Kazakhstan	January 2025
(1) Joop Brakenhoff served on the GEC as Group Chief Financial Officer in the reporting period ending December 31, 2024. Effective from January 9, 2025, Burak Ozer replaced Joop Brakenhoff as Group Chief Financial Officer.

See Note 23—Related Parties to our Audited Consolidated Financial Statements for the compensation details for our GEC.
Board of Directors

Mr. Augie K Fabela II (Chairman) has served as a director of VEON Ltd. since June 2022 and we deem Mr. Fabela to be an independent director. He is Chairman of the Remuneration and Governance Committee and a member of the Audit and Risk Committee. Previously, he contributed to VEON's Board through roles on the Compensation and Talent Committee and the Strategy and Innovation Committee. Mr. Fabela also served on VEON's Board from June 2011 to December 2012, during which time he was Chairman. His leadership during this period was instrumental in guiding VEON's early transformation and global growth strategy. He is the Founder and Executive Chairman of FastForward.ai, a Silicon Valley-based tech company building and operating Al-driven e-commerce engagement platforms for consumer services enterprises. Since 2019, Mr. Fabela has served as a director and Finance Committee member at Shareability, Inc., a digital media and social brand storytelling firm. He is a proven serial entrepreneur who has founded and led multiple successful startup ventures across a range of industries, combining business acumen with a passion for innovation. He actively serves on the boards of several philanthropic organizations dedicated to local and international education, science, law enforcement, and youth development, reflecting his deep commitment to public service and community development. Mr. Fabela is the #1 bestselling author of "The Impatience Economy: How Social Retail Marketing Changes Everything", a thought-provoking book that explores how digital platforms and artificial intelligence are revolutionizing consumer expectations and reshaping business strategy. He earned both a B.A. and M.A. in International Relations and International Policy Studies from Stanford University. With over 30 years of experience at the intersection of technology, telecommunications, and innovation, he continues to champion digital inclusion, transforming lives in both global and frontier markets.
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

Sir Brandon Lewis, CBE (Director) has been a director of VEON Ltd. since May 2024 and we deem Sir Brandon to be an independent director. Sir Brandon serves as a member of the Audit and Risk Committee. Sir Brandon previously served as a Member of Parliament for Great Yarmouth. He is currently Chairman of Millbank Creative Ltd and is a strategic advisor to each of LetterOne Holdings S.A., Civitas Investment Management Ltd., FM Conway Limited and Thakeham Homes Limited. since 2023. Sir Brandon is Chairman of the Henry Jackson Society (which is a foreign affairs think tank, as well as a main board Director) and is a patron of Adam Smith Institute (a free market think tank in the UK). Prior to that, Sir Brandon served 10 years in the UK Government with 5.5 of those years in Cabinet in a range of roles: he was Lord Chancellor and Secretary of State for Justice, Ministry of Justice UK in 2022; Secretary of State, Northern Ireland Office from 2020 to 2022; Minister of State (National Security) and UK Home Office from 2019 to 2020. From 2018 to 2019, Sir Brandon also served as Cabinet Minister without Portfolio as well as Chairman of Conservative Party. Between 2016 and 2018, Sir Brandon served the UK Home Office in consecutive roles as Minister of State for Policing and the Fire Service, and then as Minister of State (Immigration and International). Prior to that, he was Minister of State from 2014 to 2016 and Parliamentary Under Secretary of State for Communities and Local Government from 2012 to 2016 with the Department for Communities and Local Government. Sir Brandon holds a BSc (Econ) and an LLB, Law from the University of Buckingham, and an LLM, Law (Commercial) from King’s College London. He is also a qualified a Barrister of Law from Inns of Court School of Law.

Duncan Perry (Director) has been a director of VEON Ltd. since May 2024 and we deem Mr. Perry to be an independent director. Mr. Perry serves as an observer on the Audit and Risk Committee. Mr. Perry is a lawyer with 30 years of legal experience and was a senior legal advisor at LetterOne since July 2023, prior to his current role as associate general counsel at LetterOne. He is also chairman of the not for profit, SEO Connect Ltd, and board member of the charity, SEO London Ltd. Prior to this, Mr. Perry was a general counsel and entrepreneur for 10 years, involved in a number of diverse projects, including being a founding team member and director of the UK regulated FinTech bank Kroo Bank. Mr. Perry was Global General Counsel at Barclays Wealth Asset Management for 7 years, where he was a member of the Barclays Wealth executive committee and responsible for legal and compliance risk across 24 jurisdictions. At Barclays he was a member of several committees, including the chair of the Risk and Reputation Committee. Mr. Perry also previously had roles including European COO and General Counsel of the hedge fund Amaranth LLC and European Head of Compliance (FIRC) at UBS Investment Bank, where he was also Global legal head of Syndicated Finance and Debt Trading. Prior to this, Mr. Perry was a banking lawyer at both Sherman & Sterling LLP and Allen & Overy LLP, in London and New York. Mr. Perry attended Exeter University where he obtained a first class law degree. He is currently an adjunct lecturer at Exeter University Business School on the MSc FinTech program. Mr. Perry is also currently a board member of a charity which helps students from underrepresented communities obtain employment at elite institutions.

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

Mr. Michiel Soeting (Director) has been a director of VEON Ltd. since March 2022 and we deem Mr. Soeting to be an independent director. Mr. Soeting is the chairman of the Audit and Risk Committee and also serves as a member of the Remuneration and Governance Committee. He previously served as a member of the Finance Committee and Nominating and Corporate Governance Committee. Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, ASPAC and the Americas regions, becoming KPMG partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, Mr. Soeting served as a global head of the KPMG Energy and Natural Resources (ENR) sector, and as a global Chairman of the KPMG Energy & Natural Resources Board. From 2009 to 2014, he was a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. Since 2019, Mr. Soeting has taken on various oversight roles, in particular, as a director and chair of the Audit Committee at Serica Energy plc in the UK, as a member of the Advisory Board of Parker College of Business of Georgia Southern University in the U.S. and as a member of the Board of Governors of Reed’s Foundation in the UK. Mr. Soeting graduated from Vrije University of Amsterdam, the Netherlands where he completed his Doctoral studies in Economics and a post-Doctoral degree in Accountancy. He holds an MBA from Georgia Southern University in the U.S. In addition, Mr. Soeting is a qualified Chartered Accountant in both the Netherlands and the United Kingdom

Mr. Kaan Terzioğlu (Director) has been serving VEON Group as the Group Chief Executive Officer since June 2021 and was appointed as a director of VEON Ltd. in June 2023. As the Group CEO, Terzioglu leads the executive teams of the Company’s digital operators providing connectivity and digital solutions, empowering their customers with digital finance, education, entertainment and health services, among others, and supporting the economic growth of the Company’s operating markets. Prior to being appointed as the Group CEO, Mr. Terzioglu served the Company as Group Co-CEO from March 2020 to June 2021, Group Co-COO from November 2019 to March 2020 and a member of the Board of Directors from July 2019 to October 2019. Mr. Terzioglu is currently a Board Member of the GSMA and of the GSMA Foundation, and served on the board of Digicel from July 2019 to March 2024. Prior to joining the Company, Mr. Terzioglu held regional and global leadership roles in management consulting, technology and telecoms with Arthur Andersen, CISCO and Turkcell in Belgium, United States and Turkey. In 2019, Mr. Terzioglu received GSMA’s “Outstanding Contribution to the Industry” award for his leadership in creating a digital transformation model for the telecoms industry and for his contributions to socially responsible business in telecommunications industry. Mr. Terzioglu holds a Bachelor’s Degree in Business Administration from Bogazici University and is also a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants).

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
    Mr. Joop Brakenhoff was appointed as Group Chief Internal Audit & Compliance Officer and a member of VEON’s Group Executive Committee in July 2020. Mr. Brakenhoff served as the Group Chief Internal Audit & Compliance Officer until the end of April 2023, and from May 1, 2023 to January 8, 2025 Mr. Brakenhoff served as the Group Chief Financial Officer. Mr. Brakenhoff joined VEON as the Company’s Head of Internal Audit in January 2019. Prior to this he was at Heineken International, where he was the head of Global Audit. Mr. Brakenhoff has also held senior financial and internal audit roles at Royal Ahold, prior to which he was Chief Financial Officer of Burg Industries B.V. and Head of Internal Audit at

Heerema International. Mr. Brakenhoff started his career at KPMG in 1985 where he worked for nine years in a variety of financial audit roles. Mr. Brakenhoff is a Chartered Accountant (registered accountant) of the Royal Netherlands Institute of Chartered Accountants (NBA) and a Certified Operational Auditor.
Mr. Aamir Ibrahim was appointed as CEO of Jazz (previously Mobilink) and the Chair of Mobilink Bank in Pakistan effective July 1, 2016, and joined the Group Executive Committee for an initial term of one-year on January 1, 2025. Prior to this, Mr. Ibrahim held senior roles at Mobilink (predecessor of Jazz), including Chief Commercial Officer & Deputy CEO from June 2015 to June 2016 and Chief Strategy Officer from 2008 to 2009. He was Senior Vice President at Telenor Asia from 2013 to 2015, and Chief Marketing Officer & VP Commercial Division at Telenor Pakistan from 2011 to 2013. From 2009 to 2010, he served as VP Regulatory & CEO of Telenor Long Distance Communications. Mr. Ibrahim also worked in business development at Ford Motor Company from 2002 to 2008, and held senior marketing roles at Mobilink from 1994 to 2000. He holds a Bachelor of Business Administration from the University of Texas at Austin and an MBA from the International Institute for Management Development. He also completed the Advanced Management Program at Harvard Business School.

Mr. Burak Ozer was appointed as the Group Chief Financial Officer and member of the Group Executive Committee effective January 9, 2025. Prior to this Mr. Ozer served as Global CFO at Noventiq from 2022 to 2024 and as Vice President of Finance / CFO at Softline International from 2018 to 2022. Before that he held several senior roles within the Xerox group of companies, including as General Manager (Xerox Turkey) from 2014 to 2018, Financial Planning Director at Xerox Developing Markets (UK) from 2006 to 2009; and Chief Financial Officer at Xerox CIT (Central Eastern Europe) from 2009 to 2014 in London, UK. Mr. Ozer started his career at Xerox as Financial Analyst in İstanbul in 1997 and also worked for Xerox HQ operations in Connecticut, USA from 2001 to 2003. Mr. Ozer graduated from İstanbul Technical University and also has a MS degree in Business Management.

Mr. Yevgen Nastradin was appointed as CEO of Beeline Kazakhstan effective February 2019 and joined the Group Executive Committee for an initial term of one-year on January 1, 2025. Prior to this, he served as Chief Commercial Officer of Beeline Kazakhstan from 2016 to 2019. Before joining Beeline, Mr. Nastradin held executive roles at Home Money, OTP Bank Ukraine, and Viasat Ukraine. He holds a Specialist degree “Business economics” from the National Polytechnic University of Ukraine and an “Aircraft Operation Engineer” degree from the Flight Academy of Civil Aviation,

Mr. Kaan Terzioglu, as the Group Chief Executive Officer is also a member of the Group Executive Committee. Please see Item 6.A— Board of Directors) for his resume details.
B. Compensation
This section describes our compensation arrangements and process for our Board of Directors and GEC for the year ended December 31, 2024. In order to ensure alignment with the long-term interests of the Company’s shareholders, the RGC, evaluated the compensation of the Board of Directors and the GEC during the period taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. Following review by the RGC, the committee made recommendations to the Board of Directors on the compensation of the Board of Directors and the GEC.
We incurred remuneration expense in respect of our directors and senior managers in an aggregate amount of approximately US$28 million for services provided during 2024. The remuneration received by the Company’s non-executive directors was in compliance with the Board fee structure established by the Company. For more information regarding our director and senior management compensation see Note 23—Related Parties to our Audited Consolidated Financial Statements.

In 2024, the non-executive members of the Board of Directors did not receive variable remuneration and did not participate in the Company’s incentive plans. To ensure that the interests of the Company’s non-executive directors are aligned with those of the shareholders and that their remuneration supports the long-term performance of the Company, in 2023 VEON introduced the new Board fee structure, whereby a certain portion of the Board of Directors’ compensation is paid in the form of VEON shares.

Pursuant to our by-laws, we indemnify and hold harmless our directors and senior managers from and against all actions, costs, charges, liabilities, losses, damages and expenses in connection with any act done, concurred in or omitted in the execution of our business, or their duty, or supposed duty, or in their respective offices or trusts, to the extent authorized by law. We may also advance money to our directors and officers for costs, charges and expenses incurred by any of them in defending any civil or criminal proceedings related to their role or actions taken in their capacity as a director or officer of the Company. The foregoing indemnity will not apply (and any funds advanced will be required to be repaid) with respect to a director or officer if any allegation of fraud or dishonesty is proved against such director or officer. We have also entered into separate indemnification agreements with our directors and senior managers pursuant to which we have agreed to indemnify each of them within substantially the same scope as provided in the by-laws.

    We have obtained insurance on behalf of our senior managers and directors for liability arising out of their actions in their capacity as a senior manager or director. We have not entered into any service contracts with any of our current Board of Directors providing for benefits upon termination of service and in 2024, we did not make any distributions to the Board of Directors as a result of any termination of employment nor any payments for pension obligations, early retirement arrangements or sabbaticals. We also do not have any pension, retirement or similar benefit plans available to our Board of Directors or the GEC. Further, there are currently no loans, advances or guarantees outstanding on behalf of any director of the Company.

VEON Incentive Plans

To stimulate and reward leadership efforts that result in sustainable success and value growth for the Company, cash and equity-based multi-year incentive plans (“Incentive Plans”) were designed for members of our recognized leadership community. The participants in the Incentive Plans may receive cash payouts or share awards after the end of each relevant award performance period. These Incentive Plans are key in aligning the interests of our leadership team with the long-term success of the Company and shareholders’ interests, while also serving as a tool to enhance retention among our leadership team. All HQ employees are eligible to receive rewards under our Incentive Plans.

Short-Term Incentive Plan (“STIP”): Our STIP provides cash pay-outs and share rewards to participating employees based on the achievement of established Key Performance Indicators (“KPIs”) over the period of one calendar year. Under the STIP Scheme the target award for the Group CEO is 125% of annual base salary and for the remainder of the executives is 100% of annual base salary, delivered as 50% cash and 50% shares, with the 50% share element restricted for two years after grant with no further performance conditions. The maximum opportunity for the executive is 150% of the target level. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are based on the Financial performance (80%) and Operational performance (20%) of the Company. In 2024, the Financial performance KPIs consisted of Service revenue (30%), EBITDA (25%), and Sustainable cash flow (pre-IFRS-16) (25%). Based on results achieved for the year 2024, the RGC has confirmed that the overall targets for this year were partially achieved. The cash pay-out of the STIP award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. The share awards are also scheduled to be granted in March of the year following the assessment year and subject to the same conditions. Both the cash pay-out of the STIP award as well as any share awards granted were dependent upon final approval by the RGC.

Long-Term Incentive Plan (“LTIP”): The LTIP is granted in a rolling three-year performance cycle and subject to a three-year vesting period from the date of the grant as well as a performance condition related to total shareholder return (“TSR”) in line with shareholder interests. The total shareholder return performance condition is relative to a customized peer group of companies. The threshold level (50% of the on-target award) is achieved at the median of the peer group and maximum payout (200% of the on-target award) at performance in the top quartile of the peer group. Vesting of certain share awards are based on the attainment of certain KPIs, such as absolute share price, etc. Options may be exercised by the participant at any time during a defined exercise period, subject to the Company’s insider trading policy. In respect of the LTIP awards vested on December 31, 2024, the RGC has assessed that the total shareholder return performance condition has not been satisfied, accordingly no payout will be initiated to the proposed award recipients.

Deferred Share Plan (“DSP”): The DSP is an equity-settled scheme established in 2021, which enables the Board to award options to the selected staff (participants) and board members on a discretionary basis at no cost to the participants. The awards are either issued with immediate vesting or conditional on the ongoing employment for a specified period, typically a two-year vesting period.
Other: Executive shareholding requirements are set at six times annual base salary for the Group CEO and two times annual base salary for the Group CFO and Group General Counsel. There is no post-employment holding period for the Group CFO and Group General Counsel, while the Group CEO must maintain his shareholding requirement for two years post-employment. The rationale behind the shareholding requirements is to align executive and shareholder interests by creating personal holdings of VEON equity.
Malus and Clawback Policy

The Company has adopted a malus and claw back policy in respect of short-term and long-term incentives. The provisions of the policy allow the Group to reduce or recoup short-term or long-term incentives awards in the event of fraud or gross negligence by an employee (“triggering events”). Malus applies before awards have vested or been paid to an employee while claw back applies for a period of three years from the date the award has vested or payment has been made to an employee. In addition, the Company has adopted a policy with respect to the Clawback Policy, effective from October 2, 2023. The Clawback Policy applies to “incentive-based compensation” (i.e., compensation that is granted/earned/vested based wholly or in part upon the attainment of financial reporting measures, including stock price and total shareholder return) and provides a mechanism whereby the Company, in response to the restatement of its financial statements, claw-back any compensation received by an executive officer which exceeds the amount of incentive-based compensation that executive would have otherwise received had such compensation been determined based on the restated financial figures.

See Note 23—Related Parties to our Audited Consolidated Financial Statements for further details of our various Incentive Plans.
Vested deferred share awards January 1, 2024 to December 31, 2024

Individuals	Award	No of ADRs awarded	Vesting Date

Kaan Terzioglu	STI 2023 Grant*	57,249	February 16, 2024
Joop Brakenhoff	STI 2023 Grant*	20,821	February 16, 2024
Joop Brakenhoff	One-off Award	17,382	April 09, 2024
Omiyinka Doris	STI 2023 Grant*	11,548	February 16, 2024
Omiyinka Doris	One-off Award	14,899	April 09, 2024
*These awards are subject to restriction in trading for two years following the vesting date.
Long Term Incentive Plan Share Awards

Award in ADRs	2024	2024	2023	2022

Plan Name	LTIP 2024 - 2026	One-off award	LTIP 2023 - 2025	LTIP 2022-2024
Date awarded	April 9, 2024	January 10, 2024	March 15, 2023	October 18, 2022
Vesting date	December 31, 2026	July 31, 2024	December 31, 2025	December 31, 2024
ADR price at grant	US$23.26	US$19.53	US$15.00	US$8.95
Performance Target	A three-year rolling plan with relative TSR performance measured against a selected peer group of 20 telecom companies. Absolute TSR must be positive.	A one-time conditional award tied to a performance target..	A three-year rolling plan with relative TSR performance measured against a selected peer group of 20 telecom companies. Absolute TSR must be positive.	A three-year rolling plan with relative TSR performance measured against a selected peer group of 20 telecom companies. Absolute TSR must be positive.
Performance Achieved		Performance Target has been satisfied and the award has vested		Performance Target has not been satisfied and the award has not vested

Individuals
Kaan Terzioglu	240,169	128,050	306,852	123,087
Joop Brakenhoff	95,914	—	129,169	35,291
Omiyinka Doris*	82,212	—	105,573	—
*The LTI 2023 for Omiyinka Doria was awarded on July 19, 2023 with an ADR price at grant of US$19.16.
GEC service contracts 2024*

Individuals	Position	Start date	Term	End date	Non- compete (months)	Non- solicitation (months)

Kaan Terzioglu**	Group Chief Executive Officer	November 1, 2019	Permanent	Indefinite	12	6
Joop Brakenhoff	Group Chief Financial Officer	January 15, 2019	Permanent	Indefinite	12	12
Omiyinka Doris	Group General Counsel	July 1, 2015	Permanent	Indefinite	12	12
*All current GEC members may give their notice no earlier than three months; the Company may give executives notice no earlier than six months; No GEC member has a contractual severance provision in their employment agreement.
** Kaan Terzioğlu’s employment has moved from the Netherlands to UAE effective from January 1, 2024.
C. Board Practices
VEON Ltd. is governed by our Board of Directors, consisting of seven directors. The Board of Directors has delegated to the Chief Executive Officer (the “CEO”) the power to manage the business and affairs of the company, subject to certain material business decisions reserved for the Board of Directors or shareholders in our bye-laws. The CEO and the CEO's leadership team manage and operate the company on a day-to-day basis. The Board of Directors may appoint such other senior executives as the Board may determine.
We operate under a decentralized governance model, delegating to each VEON operating company considerable authority to leverage local insight and operate their businesses independently. Group policies, such as our Group Authority Matrix establish clear decision-making parameters, reporting and other requirements to govern how our operating companies make business decisions. The resulting framework is one under which, each operating company is accountable for operating its own business subject to oversight, review and approval by their respective operating company boards, the GEC and our Board of Directors; while at the same time being obligated to operate in accordance with Group policy and controls framework.
The Board of Directors has established a number of committees to support it in review and fulfillment of the Board’s oversight and governance duties. The charters establishing these committees set out the purpose, membership, meeting requirement, authorities and responsibilities of the committees.

VEON’s risk assessment framework follows the criteria set forth in the Enterprise Risk Management – Integrating with Strategy and Performance – 2017, issued by the Committee of Sponsoring Organizations of the Treadway Commission . Through VEON’s Enterprise Risk Management (“ERM”) framework, we aim to identify, assess, adequately manage, monitor and report risks that could jeopardize the achievement of our strategic objectives. On an annual basis, our GEC, the Audit and Risk Committee and the Board of Directors review and define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into our business through Group-wide policies and procedures. Our GEC review significant risks assessed and prioritized based on the Group’s ERM framework. The top Group risks are also reported to the Board of Directors, and on at least a quarterly basis, to our Audit and Risk Committee, to evaluate material Group risks. This risk assessment is supported by our business risk committees (the “BRCs”), which is a forum where leadership from each of our countries of operations inform Group-level management, of local risk assessments periodically throughout the year. The meetings of the boards of our operating companies (“OpCo Boards”) are another mechanism for Group management to assess and discuss risks and developments in each of our countries of operation. Through oversight of the OpCo Boards and BRCs and with the support of Audit and Risk Committee, the Board of Directors is able to maintain independent oversight of the ERM framework.

Committees of the Board of Directors
The Board of Directors has established a number of committees to support it in review and fulfillment of the Board of Director’s oversight and governance duties. The charters establishing these committees set out the purpose, membership, meeting requirement, authorities and responsibilities of the committees.

The committees of our Board of Directors consist of: the Audit and Risk Committee (ARC) and the Remuneration and Governance Committee (“RGC”). Our Board of Directors and committees meet at least quarterly. In 2024, our Board of Directors met 17 times, the ARC met 8 times, and the RGC met 8 times. Each director who served on our Board of Directors during 2024 attended at least 71% of the meetings of the Board of Directors and committees on which he served that were held during his tenor on our Board.
Audit and Risk Committee
The charter of our ARC provides that each committee member is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The current members of the ARC, Michiel Soeting (chairman), Brandon Lewis and Augie Fabela as well as non-voting observer Duncan Perry, are expected to serve until the 2025 AGM.

The ARC is primarily responsible for the following: the integrity of the Company’s financial statements and its financial reporting to any governmental or regulatory body and the public; the Company’s audit process; the qualifications, engagement, compensation, independence and performance of the company’s independent auditors, their conduct of the annual audit of the Company’s financial statements and their engagement to provide any other services; the Company’s process for monitoring compliance with legal and regulatory requirements as well as the Company’s corporate compliance codes and related guidelines, including the Code of Conduct; the Company’s systems of enterprise risk management and internal controls (including oversight over the Company IT and cybersecurity policies); the Company’s capital structure, the Company’s Group level tax strategy; the Company’s compliance program; and the government relations risk of the Group.
Remuneration and Governance Committee
According to the Charter of our RGC, the RGC is responsible for assisting and advising the Board of Directors on discharging its responsibilities with respect to nominating directors for election to the VEON Ltd. board; fulfillment of the Board’s corporate governance responsibilities; and overseeing the performance, selection, re-appointment, early termination (whether by mutual consent of otherwise) and compensation of the Company’s CEO, the Company’s CXOs, the chief executive officers of all operating subsidiaries of the Company and such other positions as the Committee may determine from time to time. The current members of the RGC, Augie Fabela (chairman), Michiel Soeting and Andrei Gusev, are expected to serve until the 2025 AGM.

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

See Item 10.B—Memorandum and Articles of Association for further details of our Board practices and governance framework.
D. Employees
The following chart sets forth the number of our employees as of December 31, 2024, 2023 and 2022, respectively:

	As of December 31,
	2024	2023	2022
Pakistan	5,408	5,252	5,114
Bangladesh	1,204	1,251	1,216
Ukraine	4,230	4,054	3,723
Uzbekistan	1,933	1,827	1,624
Kazakhstan	4,698	4,295	4,195
HQ	86	96	114
Others	468	431	456
Total*	18,027	17,206	16,442
* Total number of employees does not include the 27,717 employees in our Russian Operations as of December 31, 2022, since our Russian Operations were sold as at December 31, 2023, classified as a discontinued operation as at December 31, 2022. The sale of our Russian Operations was completed on October 9, 2023. Further, From time to time, we also employ external staff, who fulfill a position at the company for a temporary period. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them in our employee totals for each year.

The following chart sets forth the number of our employees as of December 31, 2024 according to geographic location and our estimates of main categories of activities:

	As of December 31, 2024
Category of activity(1)	Pakistan	Ukraine	Kazakhstan	Uzbekistan	Bangladesh
Executive and senior management	24	22	14	16	8
Engineering, construction and information technology	815	1,762	1,661	608	353
Sales, marketing and other commercial operations	3,016	1,009	1,696	568	597
Finance, administration and legal	529	498	377	184	159
Customer service	640	764	754	325	36
Other support functions	384	175	196	232	51
Total	5,408	4,230	4,698	1,933	1,204

(1) A breakdown of employees by category of activity is not available for our HQ segment and our “Others” category.
    We believe we maintain overall good relations with the employees across all of our operations. For our personnel employed by Group-level entities, we have established a joint works council (“Joint Works Council”) for VEON Ltd, VEON Holdings B.V., VEON Amsterdam B.V., and VEON Wholesale Services B.V. as the Group was previously headquartered in the Netherlands prior to relocating its headquarters to the DIFC. It has consultation or approval rights in relation to a limited number of decisions affecting our employees working at this location. In addition, our employees in Ukraine are represented by unions or operate collective bargaining arrangements.

E. Share Ownership
In January 2024, Kaan Terzioglu was granted 3,201,250 VEON common shares (equal to 128,050 ADSs) under the LTIP. In July 2024, these shares vested after meeting the required performance objectives, whereby a portion (472,250 shares, equal to 18,890 ADSs) was settled in cash for US$0.5 million in August 2024 and the remaining shares (2,729,000 shares, equal to 109,160 ADSs) are expected to be transferred after August 2025.

In April 2024, 6,004,226, 2,397,841 and 2,055,292 VEON common shares (equal to 240,169, 95,913 and 82,212 ADSs) were granted to Kaan Terzioglu, Joop Brakenhoff and Omiyinka Doris, respectively, under the LTIP for LTI 2024-26 plan. The vesting of these shares is subject to a performance condition linked to the VEON’s Total Shareholder Return (“TSR”)

performance relative to the performance of VEON’s peer group. The achievement of the performance target will be assessed at the end of the three-year performance period, on December 31, 2026.

In April 2024, Joop Brakenhoff and Omiyinka Doris were granted 434,549 and 372,470 VEON common shares (equal to 17,382 and 14,899 ADSs) respectively, with immediate vesting under the 2021 DSP for successfully completing key projects. Additionally, 1,431,220, 520,519 and 288,703 VEON common shares (equal to 57,249, 20,821 and 11,548 ADSs) were granted (and vested immediately) under the 2021 DSP for the STI 2023 award to Kaan Terzioglu, Joop Brakenhoff and Omiyinka Doris respectively.

In April 2024, VEON granted a total of 3,369,125 VEON common shares in equity-settled awards and the equivalent of 1,547,650 VEON common shares in cash-settled awards (equal to 134,765 and 61,906 ADSs, respectively) under the 2021 DSP to its current and former Board of Directors. By July 2024, 1,648,225 VEON common shares (equal to 65,929 ADSs) were vested and transferred to the Board members and 173,250 common shares (equal to 6,930 ADSs) were withheld for tax purposes.

In May 2024, VEON granted a total of 13,500,000 VEON common shares in equity-settled awards and 2,250,000 VEON common shares in cash-settled awards (equal to 540,000 and 90,000 ADSs, respectively) under the 2021 DSP to its current Board of Directors. The awards are subject to a three-year vesting period and is due to vest in May 2027.

*To our knowledge, as of March 31, 2025, none of our GEC members or our Board of Directors individually beneficially owned more than one percent of any class of our capital stock.

    For more information regarding share ownership, including a description of applicable stock-based plans and options, see Note 5 - Share-Based payments and Note 23—Related Parties to our Audited Consolidated Financial Statements.
F. Disclosure of action to recover erroneously awarded compensation
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
    The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of March 31, 2025, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of March 31, 2025, we had 1,849,190,667 issued and outstanding common shares. None of our major shareholders has different voting rights.

Name	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
L1T VIP Holdings S.à.r.l.(1)	840,625,000	45.46%
Stichting Administratiekantoor Mobile Telecommunications Investor (2)	145,947,550	7.89%
Lingotto Investment Management LLP(3)	143,510,950	7.76%
Shah Capital Management, Inc.(4)	123,597,250	6.68%
(1) As reported on Schedule 13D, Amendment No. 20, filed on September 13, 2019, by L1T VIP Holdings S.à r.l. (“LetterOne”), LetterOne Core Investments S.à r.l. (“LCIS”) and LetterOne Investment Holdings S.A. (“L1”) with the SEC, LetterOne is the direct beneficial owner of 840,625,000 common shares. LCIS is the sole shareholder of LetterOne, and L1 is the sole shareholder of LCIS and, in such capacity, each of LetterOne, LCIS and L1 may be deemed to be the beneficial owner of the 840,625,000 common shares held for the account of LetterOne. Each of LetterOne, LCIS and LetterOne is a Luxembourg company, with its principal business to function as a holding company.

(2) As reported on Schedule 13G, filed on April 1, 2016, by Stichting Administratiekantoor Mobile Telecommunications Investor (the “Stichting”) with the SEC, the Stichting is the direct beneficial owner of 145,947,562 of VEON Ltd.’s common shares. LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. Based on information provided by the Stichting and public filings: (i) the Stichting is a legal foundation established under Dutch law solely for non-for-profit purposes with no beneficial owners in respect of equity held by the Stichting; (ii) the Stichting has no owners/shareholders; (iii) the Stichting holds title in VEON’s equity and votes and disposes of it in the sole discretion of its board and is exclusively controlled by its board; and (iv) the articles of association and the Conditions of Administration of the Stichting provide that the board members are fully independent from VEON, and LetterOne, its shareholders and any of their affiliates. Although LetterOne is contractually entitled to the economic benefits of the depositary receipts and, indirectly, of the common shares represented by the depositary receipts held by the Stichting (e.g., dividend payments, other distributions and sale proceeds), LetterOne has no control over voting or disposition of such equity.

(3) As reported on Form 13F, filed on February 4, 2025, by Lingotto, Lingotto holds 5,740,438 ADS, representing 143,510,950 common shares. As reported on Schedule 13G, filed with the SEC on February 14, 2024, by Giovanni Agnelli B.V. (“Giovanni”), Exor N.V. (“Exor”), Lingotto Investment Management (UK) Limited (“Lingotto UK”) and Lingotto Investment Management LLP (“Lingotto”), Lingotto, is the direct beneficial owner of 132,644,375 common shares. Lingotto, which acquired the aforementioned common shares, is 99.7% owned by Lingotto UK. Lingotto UK is a wholly owned subsidiary of Exor, which in turn is controlled by Giovanni, in such capacity, each of Giovanni, Exor, Lingotto UK and Lingotto may be deemed to be the beneficial owner of the 132,644,375 common shares held for the account of Lingotto.
(4) As reported on Form 13F, filed on January 22, 2025, by Shah Capital Management, Inc. (“SCM”), SCM holds 4,943,890 ADS, representing 123,597,250 common shares. As reported on Schedule 13D, filed on October 21, 2024, by SCM, Shah Capital Opportunity Fund LP (“SCOF”) and Himanshu H. Shah (“Shah”), Shah may be deemed beneficial owner of 4,950,027 ADS, representing 123,750,675 common shares (of which 41,812 ADS, representing 1,045,300 common shares are held with sole voting power by Shah), of which SCM may be deemed beneficial owner of 4,908,215 ADS, representing 122,705,375 common shares and SCOF may be deemed beneficial owner of 4,630,000 ADS, representing 115,750,000 common shares. The amounts reported in the table above for SCM include the sole voting power shares held by Shah as at October 17, 2024.

    The following table sets our shareholders of record according to our register of members maintained in Bermuda, as of March 31, 2025:

Name	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
BNY (Nominees) Limited*	387,651,403	20.96%
Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V.	540,681,227	29.24%
L1T VIP Holdings S.a.r.l.	840,625,000	45.46%
*Held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADR program.

As of March 31, 2025, 43 record holders of VEON Ltd.’s ADRs, holding an aggregate of 229,747,225 common shares (representing approximately 12.42% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States.
Changes in Percentage Ownership by Major Shareholders
    Lingotto, in accordance with the ownership as set out in the notes to the major shareholders table above, have increased their shareholdings in VEON in the last three years. As per the most recent Schedule 13F, dated February 4, 2025, Lingotto held 143,510,950 common shares. This represents an increase of approximately 0.48% of the total outstanding common shares of VEON as at March 31, 2025.
SCM, in accordance with the ownership as set out in the notes to the major shareholders table above, became a major shareholder of VEON in the last three years having not reported holdings above 5% in VEON prior to 2023. As reported on Form 13F, filed on January 22, 2025, SCM holds 4,943,890 ADS, representing 123,597,250 shares of VEON Ltd. common shares, which shareholding represents a decrease of approximately 0.01% of the total outstanding common shares of VEON from September 30, 2024 to March 31, 2025.
As reported on Schedule 13G, filed on October 4, 2024, Helikon Investment Limited (“Helikon”) held 93,584,855 VEON Ltd common shares (including 2,788,955 ADSs representing 69,723,875 common shares), which shareholding represented approximately 5.06% of the total outstanding common shares of VEON Ltd. as of September 30, 2024. On a Schedule 13G/A filed on January 24, 2025 Helikon reported that it held 2,927,104 ADSs representing 73,177,600 VEON Ltd common shares which shareholding represents approximately 3.96% of the total outstanding common shares in VEON Ltd as of March 31, 2025.
B. Related Party Transactions
In addition to the transactions described below, the VEON Group has also entered into transactions with related parties as part of its day-to-day operations. These mainly relate to ordinary course telecommunications operations, such as interconnection, roaming, retail and management advisory services, as well as development of new products and services. Their terms vary according to the nature of the services provided thereunder. VEON Ltd. and certain of its subsidiaries , from time to time, may also enter into general services agreements with each other relating to the conduct of business and financing transactions within the VEON Group.
For more information on our related party transactions, see Note 23—Related Parties to our Audited Consolidated Financial Statements.

Registration Rights
    The Registration Rights Agreement, as amended, between VEON Ltd., Telenor East and certain of its affiliates, LetterOne Investment Holdings S.A., a société anonyme incorporated under the laws of Luxembourg and LetterOne, a société à responsibilité limitée incorporated under the laws of Luxembourg, requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders’ party to the Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities. Pursuant to the Registration Rights Agreement, we formerly filed a registration statement on Form F-3 with the SEC using a “shelf” registration process. However, our shelf registration is no longer in effect.

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
During 2024 and through the date of this Annual Report on Form 20-F, none of our Board of Directors have been involved in any material related party transactions with us, except as disclosed below in relation to Impact Investments.
Impact Investments
Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024 serves as Executive Chairman and a partner of Impact Investments LLC (“Impact Investments”). As a result, we have treated our transactions with Impact Investments as related party transactions. On June 7, 2024, we entered into the 2024 Agreement with Impact Investments, which will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of VEON). On June 7, 2024, we also entered into a termination letter with Impact Investments in connection with a letter agreement between the Company, JSC Kyivstar and Impact Investments dated November 16, 2023, and subsequently awarded shares pursuant to the termination letter. See Note 23—Related Parties—Agreement with Impact Investments LLC for Strategic Support and Board Advisory Service to our Audited Consolidated Financial Statements for more information about our transactions with Impact Investments and Item 19—Exhibits—Exhibit 4.10 of this 20-F for the 2024 Agreement, which includes Warrant A, Warrant B and Warrant C.
C. Interests of Experts and Counsel
    Not required.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
    See Item 18—Financial Statements and the financial statements referred to therein.
Legal Proceedings
For a discussion of legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, see Note 8—Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements. See also, Item 3.D—Risk Factors—Regulatory, Compliance and Legal Risks for information about certain risks related to current and potential legal proceedings.
Policy on Dividend Distributions
    The Company’s dividend policy is set by VEON’s board of directors, taking into account medium-term investment opportunities and our capital structure. For the years ended December 31, 2024, 2023 and 2022, we did not pay a dividend. For a discussion of our policy on dividend distributions, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Policy on Dividend Distributions and Note 19—Financial Risk Management--Capital Management and Note 22—Dividends Paid and Proposed to our Audited Consolidated Financial Statement.

Pursuant to Bermuda law, we are prohibited from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would, as a result of the dividend, be less than our liabilities. For more information regarding our dividend policy, see Item 10.B—Memorandum and Articles of Association—Dividends and Dividend Rights.
We cannot assure you we will pay dividends on our common shares and ADSs in the future and any decision by VEON Ltd. not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, see Item 3.D—Risk Factors—Operational Risks—As a holding company, we rely on the performance of our operating subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd. to maintain our desired liquidity buffer and service Group-level spend and Item 3.D—Risk Factors—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends.
B. Significant Changes
    Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the Audited Consolidated Financial Statements included as part of this Annual Report on Form 20-F.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
    Each of our ADSs currently represents 25 of our common shares. We listed our ADSs on the NASDAQ Capital Market on September 10, 2013 and our listing was transferred to the NASDAQ Capital Market on October 5, 2022. Our common shares were listed on Euronext Amsterdam from April 4, 2017 through November 25, 2024, when we voluntarily delisted. See Note 1 — General Information to our Audited Consolidated Financial Statements.
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

Under certain circumstances specified in the Deposit Agreement, holders of common shares may convert such shares to ADSs listed on NASDAQ Capital Market.
We do not have any securities reserved for allocation to any group of targeted investors, except those held by Group entities and distributed as part of share-based compensation arrangements.

D. Selling Shareholders
    Not required.
E. Dilution
    Not required.

F. Expenses of the Issue
    Not required.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
    Not required.
B. Memorandum and Articles of Association
We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not comprehensive and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to our further amended bye-laws, which were approved by our shareholders on June 2, 2021 amended by our shareholders on June 29, 2023 and again on May 31, 2024.
    The affirmative vote of at least 75.0% of the shares voted at a shareholders’ meeting is required to approve amendments to our bye-laws.
General
    VEON Ltd. is an exempted company limited by shares incorporated under the Companies Act on June 5, 2009. Our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 43271. As set forth in paragraph 6 of our memorandum of association, VEON Ltd. was formed with unrestricted business objects.
Share Capital
    As of December 31, 2024, the authorized share capital was US$1,849,190.67, divided into 1,849,190,667 common shares, par value US$0.001, of which all 1,849,190,667 common shares were issued and outstanding. All issued and outstanding shares are fully paid. See Note 20 — Issued Capital and Reserves to our Audited Consolidated Financial Statements.

    Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, for such time as we have authorized but unissued share capital our Board of Directors has the power to issue up to 5% of the total authorized capital of the Company as common shares on such terms and conditions as the Board of Directors may determine. This limitation does not apply to the issue of shares in connection with employee compensation awards. In March 2024, we issued 4.99% of our previously unissued share capital to VEON Holdings for the purposes of subsequent allocation to satisfy awards under the company's existing and future equity incentive-based compensation plans, as well as to meet certain other employee, consultant and other compensation or incentive requirements. We currently have zero authorized but unissued shares. Any increase in our authorized share capital requires the approval of in excess of 50% of the shares voted (a “simple majority”) at a shareholders’ meeting (a “general meeting”).

    We may increase, divide, consolidate, change the currency or denomination of or reduce our share capital with the approval of a simple majority of our shareholders voting in general meeting.
    We may also purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the Board of Directors may determine. All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by VEON Ltd. in treasury. As of December 31, 2024, we held zero shares in treasury.
    Further, we may, under our bye-laws, at any time request any person we have cause to believe is interested in our shares to confirm details of our shares in which that person holds an interest.
Rights of Holders of common shares

    Each American Depositary Share (“ADS”) issued under the depositary scheme overseen by the Bank of New York Mellon represents 25 common shares. The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares detailed below.
    Except for treasury shares, each fully paid common share entitles its registered holder to:
•receive notice of, attend and participate in general meetings;
•have one vote per common share on all issues voted upon at a general meeting, except for the purposes of cumulative voting for the election of the Board of Directors, in which case each common share shall have the same number of votes as the total number of members to be elected to the Board of Directors and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;
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
    There are no sinking fund provisions attached to any of our shares. Holders of fully paid common shares have no further liability to VEON Ltd. for capital calls.
Shareholders’ Meetings
    Shareholders’ meetings (also known as general meetings) are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of shares as of the record date for the shareholder meeting may attend and vote at such shareholder meeting.
Annual General Meeting
    Our bye-laws and Bermuda law provide that our annual general meeting must be held each year at such time and place as the CEO or the Board of Directors may determine and may be held virtually by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

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

    Under Bermuda law and our bye-laws, qualifying shareholders may, at their own expense (unless the company otherwise resolves), require a company to: (a) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly propose for consideration at the next annual general meeting; and (b) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5.0% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (2) not less than 100 registered shareholders.
Special General Meeting
    The CEO or the Board of Directors may convene a special general meeting whenever such a meeting is deemed necessary. The Board of Directors must also, on the requisition in writing of shareholders holding not less than 10.0% of our paid-up voting share capital, convene a special general meeting. Each special general meeting shall be held at such time and place as the CEO or the Board of Directors may decide.

    Convening a special general meeting requires that 30 clear days’ notice be given to each shareholder entitled to attend and vote at such meeting. The notice must state the date and time at which the meeting is to be held, if the meeting is to be held virtually or (if held in person) the meeting venue and, if possible, the business to be conducted at the meeting.

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
Postponement or cancellation of general meeting
    The Board of Directors may postpone or cancel any general meeting called in accordance with the bye-laws (other than a meeting requisitioned by shareholders) provided that the notice of postponement or cancellation is given to each shareholder before the time for such meeting.
Quorum
    Subject to the Companies Act of Bermuda under Bermuda law and our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and who have the right to attend and vote at the meeting and hold or represent in person or by proxy at least 50.0% plus one share of our total issued and outstanding shares at the relevant time will form a quorum for the transaction of business. Participation in a meeting held virtually by means of such telephone, electronic or other communication facilities, that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, shall constitute presence in person at such meeting, as provided for in the Companies Act.

    If within half an hour from the time the meeting commenced a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed canceled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time. The CEO may determine whether the meeting is to be held virtually, or if held in person the meeting venue, or if another day or time is more appropriate.
Voting
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
In addition to those matters required by Bermuda law to be approved by a simple majority of shareholders voting at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

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
    Our bye-laws require voting on any resolution at any meeting of the shareholders to be conducted by way of a poll vote. Except where cumulative voting is required for the election of directors, each person present and entitled to vote at a meeting of the shareholders shall have one vote for each common share of which such person is the registered holder, or for which such person holds a proxy and such vote shall be counted by ballot or, in the case of a general meeting at which one or more shareholders are present by electronic means, in such manner as the chairman of the meeting may direct. A person entitled to more than one vote need not use all its votes or cast all the votes it uses in the same way.
    If no instruction is received from a holder of our ADSs in accordance with the Deposit Agreement dated December 29, 2017, the Bank of New York Mellon, as Depositary, shall give a proxy to an individual selected by the Board of Directors to vote the number of shares represented by such uninstructed ADSs at any shareholders’ meeting. The Board of Directors’ proxy designee will then vote the shares represented by such uninstructed ADSs in accordance with the votes of all other ADSs as to which the Depositary did receive ADS holders’ instructions.

Transfer Restrictions
    For such time as our common shares are fully paid and our ADSs listed on the NASDAQ Capital Market (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), there are no Bermuda law transfer restrictions applicable to our common shares. Were any of our common shares to not be fully paid, our bye-laws permit the Board of Directors to decline to register a transfer. At such time as our ADSs cease to be listed on the NASDAQ Capital Market (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), the Bermuda Exchange Control Act 1972 and associated regulations require that the prior consent of the Bermuda Monetary Authority be obtained for any transfers of shares.
Foreign Shareholders
    Our bye-laws have no requirements or restrictions with respect to foreign ownership of our shares.

Board of Directors
    VEON Ltd. is governed by our Board of Directors. Subject to certain material business decisions that are reserved to the Board of Directors, the Board of Directors generally delegates day-to-day management of our company to our CEO.

    Our bye-laws provide that the Board shall consist of such number of Directors being not less than five directors and not more than nine directors, as the Board shall from time to time determine, subject to approval by our shareholders. The Board of Directors currently consists of seven directors.
    All directors are elected by our shareholders to the Board through cumulative voting at the annual general meeting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

    Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the Board of Directors upon the recommendation of the RGC, which the Board can from time to time delegate certain of its responsibility for review and determination of compensation. We may repay to any director such reasonable costs and expenses as he or she may properly incur in the performance of his or her duties.
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
    In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. All our issued shares are currently fully paid. The holders of common shares are entitled to dividends if the payment of dividends is approved by the Board of Directors.

    Dividends unclaimed for a period of six years from the proposed date of payment may be forfeited.
    Our bye-laws and Bermuda law do not provide for pre-emptive rights of shareholders in respect of new shares issued by us. We currently have zero authorized but unissued shares. Any increase in our authorized share capital requires the approval of a simple majority of shares voted at a general meeting.

Change of Control
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

Interested Party Transactions
    The Board of Directors has the right to approve transactions with interested parties, subject to compliance with Bermuda law and our bye-laws. Prior to consideration by the Board of Directors, to determine whether, on such transaction, the arrangements with the interested party may be approved, all Directors’ interests must be fully disclosed at the earliest opportunity.
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
Register of Members
    All of our issued shares are registered on the register of members in accordance with applicable Bermuda law. The register of members of a company is generally open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
C. Material Contracts
    The following is a summary description of certain material agreements to which we are a party. The description provided below does not purport to be complete and is qualified in its entirety by the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F or incorporated by reference herein.
Business Combination Agreement Regarding Kyivstar

On March 18, 2025, VEON Amsterdam B.V. (“VEON Amsterdam”), VEON Holdings B.V. (“VEON Holdings”), Kyivstar Group Ltd. (“Kyivstar Group”) and Varna Merger Sub Corp. (“Merger Sub”) entered into a business combination agreement with Cohen Circle Acquisition Corp. I, (“Cohen Circle”) a special purpose acquisition company. The BCA provides that, on the terms and subject to the conditions set forth therein, VEON Amsterdam will sell VEON Holdings, the direct parent of JSC Kyivstar (“Kyivstar”), to Kyivstar Group and Merger Sub will merge with and into Cohen Circle, with Cohen Circle as the surviving company and becoming a wholly owned subsidiary of Kyivstar Group (the “Business Combination”). Upon completion of the Business Combination, the common shares and warrants of Kyivstar Group, the parent company of Kyivstar, are expected to be listed on Nasdaq under the ticker symbols “KYIV” and “KYIVW,” respectively. Completion of the Business Combination is subject to customary closing conditions. A copy of this agreement is filed as Exhibit 4.9 to this Annual Report on Form 20-F.
D. Exchange Controls
We have been designated by the Bermuda Monetary Authority as non-resident of Bermuda for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to the United States or other non-Bermuda residents who are holders of our common shares or our ADSs representing common shares.

    For the purposes of Bermuda exchange control regulations, for such time as our ADSs remain listed on NASDAQ Capital Markets or our common shares are listed on an appointed stock exchange, there are no limitations on the issue and free transferability of our common shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific prior consent of the Bermuda Monetary Authority.
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
    The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the common shares represented by the ADS. As a result, no gain or loss will generally be recognized upon an exchange of ADSs for common shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us if, as a result of such actions, the holder of an ADS is not properly treated as the beneficial owner of underlying common shares.
Dividends and Other Distributions
    Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or common shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received (or deemed received), but only to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.
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
Passive Foreign Investment Company Rules
    We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules; or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Under the

PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ADSs or common shares, we would continue to be treated as a PFIC with respect to such investment unless (1) we cease to be a PFIC and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.
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
THE DISCUSSION IN THIS SECTION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSS OR COMMON SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

Material Bermuda Tax Considerations
In December 2023, Bermuda introduced a new Corporate Income Tax Act, in line with the Pillar Two tax rules, for financial years commencing on or after January 1, 2025. The Bermuda corporate income tax of 15% (“CIT”) applies only to qualifying “constituent entities” that are members of multinational groups with revenues of at least EUR750 million (“MNE”s) in at least 2 of the preceding 4 financial periods. Throughout the financial year ending December 31, 2024, VEON was tax resident outside Bermuda: VEON was firstly tax resident in the Netherlands from January 1, 2024 to December 18, 2024, and from December 19, 2024 onwards, VEON has been tax resident in Dubai, United Arab Emirates. As VEON has been and continues to be both managed and controlled in the jurisdiction of its tax residency and has no fixed place of business in Bermuda through which group business was carried on during the 2024 financial year, VEON is not classified as a “constituent entity” and is therefore outside the scope of CIT. We will continue to work with the Bermuda authorities to confirm VEON’s position as a tax-resident entity, firstly in the Netherlands (to December 18, 2024) and from December 19, 2024 onwards, in Dubai, United Arab Emirates, in accordance with the relevant CIT rules.

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
    Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or ADSs or on any payments in respect of our common shares or ADSs (except, in certain circumstances, to persons ordinarily resident in Bermuda).
Dutch Tax Considerations
    This summary assumes that VEON Ltd. is a Dutch tax resident. VEON Ltd. was a Dutch tax resident for most of 2024, but is currently a tax resident of the DIFC in the UAE.

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
    This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Annual Report on Form 20-F. The tax law upon which this summary is based is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.
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
•has a substantial interest in VEON Ltd. or a deemed substantial interest in VEON Ltd. for Dutch tax purposes. Generally, you hold a substantial interest if (a) you either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster children) or of those of your partner for Dutch tax purposes own or are deemed to own, directly or indirectly, ADSs or common shares representing 5.0% or more of the shares or of any class of shares of VEON Ltd., or rights to acquire, directly or indirectly, ADSs or common shares representing such an interest in the shares of VEON Ltd. or profit participating certificates relating to 5.0% or more of the annual profits or to 5.0% or more of the liquidation proceeds of VEON Ltd., or (b) your ADSs or common shares, rights to acquire ADSs or common shares or profit participating certificates in VEON Ltd. are held by you following the application of a non-recognition provision; or
•is an entity resident of Aruba, Curacao or Sint Maarten and has an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba and the ADSs or common shares are attributable to such permanent establishment or permanent representative.
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

General
    If you are neither resident nor deemed to be resident in the Netherlands, you will, for Dutch tax purposes, not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of ADSs or common shares or the performance by VEON Ltd. of its obligations under such documents or under the ADSs’ or common shares.
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

Gift and Inheritance Taxes
    No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of ADSs or common shares by way of gift by, or upon the death of, a holder of ADSs or common shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift while not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of ADSs or common shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.
    For purposes of Dutch gift tax and Dutch inheritance tax, a gift of ADSs or common shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.
UAE Tax Considerations
In the course of 2024, as part of the broader strategy of the VEON group to have a closer proximity to their key markets, it was decided to move the place of effective management of VEON Ltd. to the DIFC, UAE. This was validated by the first board meeting of VEON Ltd. in the DIFC which took place on December 19, 2024. As of this December 19, 2024 board meeting, VEON intends to continue to have its tax residency in the UAE through being effectively managed and controlled in the DIFC and takes the position that it is tax resident in the UAE as of December 19, 2024.

The below summary is on the basis that VEON Ltd. is considered to be a UAE tax resident company.

This summary solely addresses the principal UAE tax consequences of the acquisition, ownership and disposal of our ADSs or our common shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the acquisition, ownership and disposal to a particular holder of ADSs or common shares will depend in part on such holder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the acquisition, ownership and disposal to you, including the applicability and effect of UAE tax laws.

Where in this summary English terms and expressions are used to refer to UAE concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent UAE concepts under UAE tax law.

This summary is based on the tax law of the UAE (unpublished case law not included) as it stands at the date of this Annual Report on Form 20-F. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this UAE tax considerations paragraph does not address your UAE tax consequences if you are a holder of ADSs or common shares who is subject to UAE corporation tax, in whole or in part.

Taxes on Income and Capital Gains

Non-resident Individuals
If you are an individual who is neither resident nor deemed to be resident in the UAE for the purposes of UAE corporate tax, you will not be subject to UAE corporate tax in respect of any benefits derived or deemed to be derived from or in connection with your ADSs or common shares.

Non-resident Corporate Entities
If you are a corporate entity which is neither resident, nor deemed to be resident in the UAE for purposes of UAE corporation tax, you will not be subject to UAE corporation tax in respect of any benefits derived or deemed to be derived from or in connection with ADSs or common shares.

General

Under current UAE law, no personal income, withholding or other taxes or stamp or other duties are imposed in the UAE upon the issue, transfer or sale of our common shares or ADSs representing common shares or on any payments in respect of our common shares or ADSs representing common shares.

Dividend Withholding Tax

The UAE does not currently impose withholding tax (in any form) including on the payment of dividends from the UAE.

Gift and Inheritance Taxes
The UAE does not currently impose gift and/or inheritance taxes and no such taxes should arise with respect to an acquisition or deemed acquisition of ADSs or common shares.

F. Dividends and Paying Agents
    Not required.
G. Statement by Experts
    Not required.
H. Documents on Display
    We file and submit reports and other information with the SEC. We file our annual reports on Form 20-F and submit our quarterly results and other current reports on Form 6-K. The SEC maintains a website that contains information filed electronically, which can be accessed at http://www.sec.gov. We also make available on our website, free of charge, our annual reports on Form 20-F and our reports on Form 6-K, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed or furnished with the SEC. Our website address is www.veon.com. The contents of the SEC website and our website are not incorporated by reference into this Annual Report on Form 20-F.
I. Subsidiary Information
    Not required.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of December 31, 2024, the largest currency exposure risks for our group were in relation to the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakhstani tenge and the Uzbekistani som, because the majority of our cash flows from operating activities in Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these local currencies, respectively, while significant portion of our debt, if not incurred in or hedged to the aforementioned currencies, is denominated in U.S. dollars.
    Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. As part of such strategy, we hold part of our debt in Pakistani rupee, Bangladeshi taka and other local currencies which aids in reducing balance sheet mismatches, We also selectively enter into foreign exchange derivatives if and when possible. We hold approximately 39% of our cash and bank deposits in U.S. dollars in order to hedge against the risk of local currency devaluation. Nonetheless, if the U.S. dollar value of the Pakistani rupee, the Bangladeshi taka, the Uzbekistani som, the Kazakhstani tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations. In accordance with our policies, we do not enter into any foreign exchange hedging activities of speculative nature.

    For more information regarding our translation of foreign currency-denominated amounts into U.S. dollars and our exposure to adverse movements in foreign currency exchange rates, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation and Note 19—Financial Risk Management to our Audited Consolidated Financial Statements.
    For more information on risks associated with currency exchange rates, including those associated with the ongoing war in Ukraine, see Item 3.D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.
    The following table summarizes information, as of December 31, 2024, regarding the maturity of the part of our bank loans and bonds for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of bank loans and bonds denominated in foreign currency outstanding as of December 31,			Fair Value as of December 31,
	2024	2025	2026	2024
Total debt:
Fixed Rate (in US$ millions)	231	88	—	229
Average interest rate	5.5%	4.7%	—	—
TOTAL	231	88	—	229

As of December 31, 2024, 63% of the group’s bank loans and bonds portfolio is fixed rate debt.
    For more information on our market risks and financial risk management for derivatives and other financial instruments, see Note 17—Investments, Debt and Derivatives and Note 19—Financial Risk Management to our Audited Consolidated Financial Statements.
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
In certain instances, our depository has also agreed to waive certain fees and expenses.
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
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
VEON’s public disclosure is prepared by our internal communications and legal professionals with the assistance of external advisors expert on the subject matter, reviewed by the relevant functions within the Group HQ teams and then finalized with consultation and sign-off by the company’s disclosure and review committee (“DRC”). Annual Reports on Form 20-F, quarterly earnings releases and other Exchange Act reports undergo heightened scrutiny, with the quarterly and yearly financial reports and earnings materials being additionally reviewed by the DRC and ARC, in accordance with the requirements of their respective charters.

    An evaluation was carried out under the supervision of and with the participation of our management, including our Group CEO (“GCEO”) and Group CFO (“GCFO”) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such evaluation, our GCEO and GCFO have concluded that as of December 31, 2024, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Group CEO and Group CFO, as appropriate, to allow timely decisions regarding required disclosure. There are however inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment, our management has utilized the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act. Based on such assessment, our internal control over financial reporting as of December 31, 2024, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
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

Attestation report Independent Registered Public Accounting Firm
VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2024, a copy of which appears in Item 18—Financial Statements.
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
ITEM 16B. CODE OF ETHICS
    VEON has a Group-wide Code of Conduct (the “Code”) which applies to all VEON employees, officers and directors, including its principal executive officer, principal financial officer, and principal accounting officer or controller, at both the HQ-level and in our operating companies. The Code includes a code of ethics, as defined in this Item 16.B of Form 20-F under the Exchange Act. The Code aims to deter wrongdoing and promote honest and ethical conduct in compliance with applicable laws and regulations and sets forth the framework and principles in key areas, including our zero tolerance for bribery, designed to ensure we adhere to the highest standards of ethical conduct. The Code is available on our website at http://www.veon.com, under “We are VEON /Values and Culture” (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F)

The Code is supported with a portfolio of Group policies which set out minimum standards and requirements for all VEON Group companies and VEON personnel. The Code establishes the Company’s commitment to providing a safe and secure workplace and builds awareness of potential safety risks and how they should be managed. These core principles are detailed in the Company’s Group People Policy including employee matters such as, but not limited to, health and safety guidelines, engagement and well-being, and diversity and inclusion.

The Business Partner Code of Conduct establishes requirements and compliance responsibilities for each of our business partners (including, vendors, suppliers, agents, contractors, consultants, intermediaries, resellers, distributors, third party service providers) with respect to local laws, regulations, rules, policies and procedures. The Group also has dedicated compliance professionals throughout our HQ and operating companies who manage and enforce our Group policies. We also have a “Speak Up” mechanism which provides an avenue for good-faith reporting of potential violation of Group policy or applicable law to senior management. The Business Partner Code of Conduct is available on our website at http://www.veon.com, under “We are VEON /Values and Culture” (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F). When required, we will disclose on our website at the same address any amendment to or waiver of the Code, including any implicit waiver, that our board of directors may grant.

Our zero tolerance for bribery is further laid out in our Anti-bribery and Corruption policy. This policy lays out the risks relating to bribery and corruption, highlights our personnel’s responsibilities under anti-corruption laws and Group policies and provides the tools and support necessary to identify and combat such bribery and corruption risks. The Guidelines for OpCo Corporate Social Responsibility (CSR) Strategies and Social Contributions codify that the Group does not make donations of any type, either in cash or in kind, to political parties, organizations, factions or movements of public or private nature, whose activity is clearly linked with political or religious activities. Other related policies include the Anti-Money Laundering and Counter-Terrorist Financing Policy (AML/CTF Policy), Sanctions and Export Controls Policy, Conflict of Interest Policy, Third Party Risk Management Policy and Group Contracting Framework, among others.

We conduct third party due-diligence and compliance checks for the selection, screening, engagement, retention, and monitoring of all third parties we seek to do business with. We also conduct sanctions and restricted party screenings and checks against our “red flag vendors list” and assign the screened party a risk-based evaluation. We then monitor the relevant business partner throughout the course of the relationship to ensure compliance with law and our policies. See also Item 16J - Insider Trading Policies.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

UHY LLP (PCAOB ID: 1195 ) (“UHY”) has served as our independent public accountants for the fiscal years ended December 31, 2024 and December 31, 2023, for which audited financial statements appear in this Annual Report on Form 20-F (the “2024 Audit”). The following table presents the aggregate fees for professional services and other services rendered by UHY LLP and their member firms for the year ended December 31, 2024 and 2023.

	Year ended December 31,
(In millions of U.S. dollars)	2024	2023
Audit Fees	8.2	6.7
Total	8.2	6.7

Audit Fees
    Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2024 and 2023, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including Sarbanes-Oxley Section 404 attestation services.
Audit-Related Fees
    Audit-Related Fees are fees for assurance and related services which are reasonably related to the performance of audit or review and generally include audit and assurance services related to transactional offerings and reporting procedures and other agreed-upon services related to accounting and billing records. There were no audit-related fees for the year ended December 31, 2024 or 2023.
Tax Fees
    None.
All Other Fees
    None.
Audit Committee Pre-Approval Policies and Procedures
    The Sarbanes-Oxley Act of 2002 requires VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit and risk committee (ARC) pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. The ARC pre-approved the engagement terms and fees of UHY and its affiliates for all services performed for the fiscal years ended December 31, 2024 and 2023.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
    None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period[1][2]	Total Number of ADSs Purchased [3]	Average Price Paid per ADS	Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
December 9, 2024 to December 31, 2024	200,967 ADS (equivalent to 5,024,175 common shares)	US$ 37.60	200,967 ADS (equivalent to 5,024,175 common shares)	$22,443,837.44
January 1, 2025 to January 28, 2025	493,849 ADS (equivalent to 12,346,225 common shares )	US$45.44	493,849 ADS (equivalent to 12,346,225 common shares )	$39.79
March 25, 2025 to March 31, 2025	25,929 ADS (equivalent to 648,225 common shares)	US$45.61	25,929 ADS (equivalent to 648,225 common shares)	$33,817,465.80
[1] On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS, previously announced on August 1, 2024. This first phase of the buyback, which completed on January 27, 2025 was in the amount of up to US$30 million to be repurchased by VEON Holdings B.V. or VEON Amsterdam B.V., On March 20,2025 the Company announced that it would shortly commence the second phase of the share buyback program in an amount up to US$35 million. Both the US$30 million first phase and US$35 million second phase are part of the Company’s larger plan to execute a share buyback program of up to US$100 million.
[2] Based on settlement date.
[3] Both the US$30 million first phase and US$35 million second phase of the buybacks were conducted on the open market pursuant to a 10b5-1 plan signed with a registered broker-dealer, and in compliance with Rule 10b-18.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On November 13, 2024, we appointed UHY as our independent registered public accounting firm for the year ending December 31, 2024.
During our two most recent fiscal years and up to the date of their appointment, we did not consult with UHY regarding any item that would require disclosure under Item 16F(a)(2)(i) or (ii) of Form 20-F.
ITEM 16G. CORPORATE GOVERNANCE
VEON is committed to delivering high standards of corporate governance. Our governance structure is designed to promote integrity in everything we do and reinforces integrity by providing appropriate oversight over the decisions we make and the actions we take. We are committed to responsible and effective governance as well as regulatory and legal compliance as a core elements of our culture.
VEON appreciates the importance of good corporate governance in supporting the delivery of our strategy. We also recognize our duties to comply with the requirements of our ultimate parent entity, an exempted Bermuda company, limited by shares, with ADSs listed on NASDAQ. We aspire to implement best practice in corporate governance as appropriate to our company structure and operating model.

Our corporate governance practices policies, including our Group Authority Matrix (“GAM”) and bye-laws establish clear rules of governance, including clarity over which matters require approval of our shareholders and our Board of Directors, declaration of interest requirements, and director and management duties and obligations. The GAM operationalizes our decentralized governance and decision making model. Under this model, our operating companies are empowered with the authority and accountability to manage their connectivity and digital businesses which allows them to optimize local market insight with group-level expertise and business acumen, as well as providing suitable operational oversight. The GAM further sets authority limits that trigger the requirement for OpCo Board, Group-level management or the Board of Directors’ approval to ensure there is appropriate oversight across each of our operating companies.

Observance of Home Country Practice

VEON is a “foreign private issuer” under U.S. securities laws and, therefore, we comply with the corporate governance rules applicable to foreign private issuers listed on the NASDAQ Capital Market. As a result, we are permitted to follow “home country practice” in Bermuda in lieu of the provisions of NASDAQ’s corporate governance rules, provided that we: (1) have a qualifying audit committee under NASDAQ listing rule 5605(c)(3); (2) ensure that our audit committee’s members meet the independence requirement under NASDAQ listing rule 5605(c)(2)(A)(ii); and (3) comply with the voting rights requirements under NASDAQ listing rule 5640.
    In accordance with NASDAQ listing rule 5615(a)(3)(B), the following is a summary of the “home country practices” in Bermuda that we follow in lieu of the relevant NASDAQ listing rules based on our updated committee structure adopted at our 2023 AGM and following our updated committee charters in place from August 1, 2023.
Disclosure of Third Party Director and Nominee Compensation
    NASDAQ listing rule 5250(b)(3) provides that each U.S. company listed on NASDAQ must disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the company, relating to compensation or other payment in connection with such person’s candidacy or service as a director of the company. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and some of our directors have agreements with persons or entities other than the company, including the 2024 Agreement with Impact Investments detailed above.

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
    From time to time, however, the Board of Directors has requested that management not be present for portions of board meetings and board committee sessions in order to facilitate discussions amongst the members of the Board of Directors on the effectiveness of management.
Independent Director Oversight of Director Nominations
    NASDAQ rule 5605(e)(1) requires that director nominees of U.S. listed companies are selected, or recommended for the board’s selection, either by (i) a majority of the board’s independent directors, in a vote in which only such independent directors participate; or (ii) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. The RGC, which is responsible for identifying and selecting candidates to serve as directors, is not comprised only of independent directors.
Compensation Committee

    NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda law does not impose any such requirements on VEON Ltd. As a foreign private issuer, we are exempt from complying with such NASDAQ requirements. However, our board of directors has established the RGC, which currently comprises three directors, two of whom are independent as defined in the NASDAQ rules, and acts in an advisory capacity to our Board of Directors with respect to compensation and talent issues. The RGC is responsible for approving the compensation of the officers of VEON Ltd. and the CEOs of our operating companies, employee benefit plans and any equity compensation plans of VEON Ltd.
Audit Committee
    NASDAQ rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement to have an audit committee with at least three members. However, our ARC currently comprises three directors, all of whom are independent as defined in the NASDAQ rules and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. We also have an additional non-voting observer on the ARC.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
    Not required.
ITEM 16J. INSIDER TRADING POLICIES
All employees (including temporary and secondees), directors, contractors, consultants, agents, advisors, and other authorized representatives of the VEON Group (collectively, “VEON Group Personnel”) are subject to the Group Insider Trading Policy. A copy of this VEON Group Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
The VEON Group Insider Trading Policy defines “inside information” as non-public information that could significantly affect the price of VEON securities if made public.
Under the policy, VEON Group Personnel with Inside Information are prohibited from:

1.conducting or attempting to conduct any transactions, directly or indirectly, involving VEON Securities for their own account or for the account of a third party, including amending or canceling an order involving VEON Securities and
2.advising, “tipping,” or otherwise assisting third parties (including family and friends) in trading VEON Securities.

For the purposes of the policy, “VEON Securities” include VEON’s common shares (including American Depositary Shares representing common shares), options to purchase such shares, and any financial instruments that VEON or any of its subsidiaries may issue.

The Insider Trading Policy is also designed to prevent the selective disclosure of Inside Information. VEON has established procedures to ensure broad and simultaneous public dissemination of Inside Information. The policy sets out procedures to ensure that VEON Group Personnel only make approved trades of VEON Securities during periods when the Company is not in possession of any Inside Information, as determined by the policy and in accordance with the pre-clearance procedures.

Finally, the policy grants the Group General Counsel the authority to investigate all transactions involving VEON Securities. VEON Group Personnel are obligated under the policy to promptly provide any requested information.
ITEM 16K. CYBERSECURITY
As a modernized and global telecommunications and digital business we are focused on the development, improvement and maintenance of our information technology and cybersecurity systems as well as to the development and execution of our cybersecurity policy. Digital Business Support Systems (DBSS) constitute one of the critical components underpinning our operations. Throughout the year, we carried out regular upgrades and enhancements to these systems across all our operating companies to ensure continued alignment with evolving business needs and technological standards. In addition to these routine improvements, major version upgrade programs are currently underway in Kazakhstan, scheduled for completion within 2025, and in Uzbekistan, where implementation is planned to extend through both 2025 and 2026. The vendor selection process for the CMS migration was carried out diligently to avoid service and access disruptions on the VEON website. In order to effectively manage the third-party provider associated risks, a vendor management handbook was introduced to establish a well-defined third-party management process. The goal of this vendor management handbook is to provide a detailed and systematic approach for effectively handling cyber security aspects of supplier relationships and service delivery within the VEON group environment. The vendor management process established at VEON is mainly composed of three phases including vendor onboarding, regular performance monitoring and exit or change actions depending on the measured performances of third-party providers.
We strive to become an information security certified company through reworking all of our cybersecurity standards to provide tactical cybersecurity guidance in accordance with ISO 27001 and certain process handbooks (especially risk management and incident management handbooks) at each of our operating companies. In order to enhance collaboration across the VEON Group, we commenced a new roadmap initiative to enhance alignment and transparency between HQ and our operating company cybersecurity teams. We have conducted several collaboration sessions with various operating company teams to identify potential improvement areas and to align on a future roadmap plan with special focus placed on potential cybersecurity threats. In December 2023, we engaged an independent external service provider to assess the maturity and compliance level of our HQ information security management system against industry standard ISO 27001 and achieved ISO 27001 certification in September 2024. Our operating companies in Bangladesh, Ukraine and Pakistan completed ISO 27001 (Information Security Management System) certification during 2022 and were re-certified under ISO 27001 in 2023. Our operating company in Kazakhstan similarly obtained ISO 27001 certification in early 2023. Further, in 2024, our micro financing subsidiary in Mobilink Bank’s initiatives achieved ISO 27001 in 2025 with solid commitment and support provided from the management team and our Uzbekistan operating company has similarly launched initiatives to become ISO 27001 complaint in 2025. Our Bangladesh operating company also has also implemented multiple Tier I systems at its disaster recovery site to ensure service availability where the primary site is affected by a cyber-attack or other disaster. In 2024, we conducted penetration tests in each of our operating companies to identify vulnerabilities which may pose serious cybersecurity risks to the Group. In addition, June and July 2024 we commissioned an independent third party service provider to perform a cyber security maturity assessment on all VEON group entities against the US National Institute of Standards and Technology (NIST) Cyber Security Framework (CSF) to qualitatively and factually assess each OpCos cybersecurity process and capabilities against industry best practices. The aim of the NIST CSF assessment was to get a better understanding of the cybersecurity maturity level at each of our operating companies to facilitate the development of a targeted cyber security plan for each operating company based on its assessed cybersecurity maturity level. Following, the NIST assessment, each operating company was issued a set of recommendations specific to that operating company to address each domain in the NIST cybersecurity framework in order to achieve the desired maturity level. The implementation of such recommendations were monitored and tracked at the HQ level. Our Ukrainian operating company also continued the implementation of certain recommendations and specific actions to harden access management following a project launched in December 2023.
Cybersecurity Products
Our advanced capabilities enables our operators to offer IT, cybersecurity and big data/artificial intelligence-based products as a part of their B2B portfolios. Our portfolio of advanced IT/big data services includes data-driven marketing (“AdTech”), risk scoring models, geo-analytics, video/audio analytics, cybersecurity as a service, private industrial networks, integration and cloud infrastructure services. Jazz, our operating company in Pakistan, extended the deployment of Kron’s PAM solution in the government and banking sector to utilize the cybersecurity-as-a-service model for revenue generation. Jazz also completed and unveiled Pakistan’s largest Tier III certified data center on January 25, 2022, which serves the business needs of our Pakistan operations, as well as those of the broader business community in Pakistan. A major technical upgrade was executed in Bangladesh to ensure efficient operations of our TV/media service enjoying 24 million monthly active users during the Football World Cup in 2022. Our operations in Kazakhstan offer cybersecurity as a service proposition on a commercial basis to major clients in the banking sector.

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
We monitor and log our network and systems, and keep our employees’ security awareness through targeted training and operate structured vulnerability scanning processes within our security operations centers. Further, penetration tests and so-called “ethical hacking” tests are being carried out frequently across our operating companies to assess the current cybersecurity levels and proactively detect possible weaknesses in different systems. This allows us to act on potential cybersecurity problems before they materialize. To increase cybersecurity awareness even further a new email “phishing campaign” has been launched. As a next step, employees’ cybersecurity awareness will be regularly monitored through new campaigns and an online awareness test. We have deployed AI-powered risk mitigation solutions to assist with real time threat and anomaly detection, automatic compliance tracking, data analysis and tracking, automated response to common threats, 24/7 monitoring and reduction of human error.
We also have monthly cybersecurity forums to allow for structured and consistent governance throughout the Company, which is used to enforce the implementation of our cybersecurity policy, share best practices, lessons learned, industry developments, and other industries' experiences. We have established and continue to improve the group-wide horizontal experience exchange mechanism to share best practices in cybersecurity as well as to report and track operational alarms, ongoing attacks and more across operating companies to enable us to respond to cyber threats of global scale. Finally, we regularly commission independent third parties to undertake cyber security assessments of our cybersecurity systems and frameworks in order to identify gaps and vulnerabilities and assist with the development, implementation and testing cybersecurity controls to mitigate against any identified risks and vulnerabilities.
As part of the sale of our Russian Operations, starting in 2023, all our IT and cybersecurity applications which were operated from Russia have been relocated either to Kazakhstan (including, geo-redundant storage) or Amsterdam.
Governance
Cybersecurity and compliance with data protection regulations remain key priorities. The ARC receives reports on our IT and cybersecurity activities on a semi-annual basis and any significant cybersecurity developments or incidents are reported to the Board of Directors if and when they arise. We employ a decentralized cybersecurity governance framework with full-time cybersecurity personnel with relevant cyber security expertise at the HQ level as well as at the operating company level. Our Group Chief Information Officer is responsible for developing, implementing and maintaining a robust IT and cybersecurity framework across the Group that aligns with the VEON corporate strategy and strategic goals that drives technological innovation to enhance our business operations. The chief information security officers of our operating companies have distinguished professional certifications within cyber security relevant domains such as certified information systems security professional, certified information security manager, global information assurance certification, accompanied by experience gained especially in the telecom industry over the course of several years. Within their organizations they are usually positioned with a direct reporting function to chief information or technology officers so as to retain required empowerment to serve in a best way to defend cyber security interests of the operating companies. The Audit and Risk Committee is responsible for regularly assessing cybersecurity risk and provides oversight of our IT and cybersecurity policies, procedures and strategies and receives regular reports from management, including the chief cybersecurity officers, relating to our cybersecurity practices, to assist with fulfilling this mandate.
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

ITEM 18. FINANCIAL STATEMENTS
    The financial information required by this Item 18, together with the audit report of UHY LLP, is set forth on pages F-1 through F-91.

ITEM 19. Exhibits

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd., Further Amended on May 31, 2024	20-F	001-34694	1.1	10/17/2024
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	04/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary					*
2.2	Revised Form of American Depositary Receipt to reflect the ADS ratio change	424B3	333-164781	1	3/13/2023
2.3	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.4	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.5	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016
2.6	Description of Securities Registered Under Section 12 of the Exchange Act	20-F	001-34694	2.6	10/17/2024
2.7	Amended and Restated Trust Deed US$6,500,000,000 Global Medium Term Note Programme dated 7 September 2021 by VEON Holdings B.V. as Issuer and Citibank, N.A., London Branch as Trustee	20-F	001-34694	2.7	10/17/2024
2.8
Second Supplemental Trust Deed dated 7 April 2025 by VEON Holdings B.V. as Issuer, VEON MidCo B.V. as Substitute Issuer, VEON Amsterdam B.V. as New Guarantor and Citibank, N.A., London Branch as Trustee relating to 3.375% Senior Unsecured Notes due 2027 issued under the US$6,500,000,000 Global Medium Term Note Programme
						*
2.9	Final Terms dated 29 May 2024, of VEON Holdings B.V. Issue of US$908,775,000 3.375% Senior Unsecured Notes due 2027 under the US$6,500,000,000 Global Medium Term Note Programme	20-F	001-34694	2.9	10/17/2024
2.10	Final Terms dated 25 June 2024, of VEON Holdings B.V. Issue of US$92,474,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024) under the US$6,500,00,000 Global Medium Term Note Programme	20-F	001-34694	2.10	10/17/2024

2.11	Final Terms dated 17 July 2024, of VEON Holdings B.V. Issue of US$3,631,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024 and US$92,474,000 3.375% Senior Unsecured Notes due 2027 issued on 26 June 2024) under the US$6,500,000,000 Global Medium Term Note Programme	20-F	001-34694	2.11	10/17/2024
2.12	Final Terms dated 23 August 2024, of VEON Holdings B.V. Issue of US$3,958,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024, US$92,474,000 3.375% Senior Unsecured Notes due 2027 issued on 26 June 2024 and US$3,631,000 3.375% Senior Unsecured Notes due 2027 issued on 17 July 2024) under the US$6,500,000,000 Global Medium Term Note Programme	20-F	001-34694	2.12	10/17/2024
3.1	Voting Agreement Among VEON Ltd and VEON Holdings B.V. dated as of September 10, 2024	20-F	001-34694	3.1	10/17/2024
3.2	Voting Agreement Between VEON Holdings B.V., VEON Ltd. and the Covered Persons Signatory Hereto dated as of September 10, 2024	20-F	001-34694	3.2	10/17/2024
4.1	Form of Indemnification Agreement	20-F	001-34694	4.1	3/15/2021
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Vimpelcom 2010 Stock Option Plan	S-8	333-166315	4.3	4/27/2010
4.5	VimpelCom 2000 Stock Option Plan	S-8	333-166315	4.4	4/27/2010
4.6	Rules of the VEON Ltd 2021 Long Term Incentive Plan, as amended November 7, 2023	20-F	001-34694	4.6	10/17/2024
4.7	Rules of the VEON Ltd 2021 Deferred Share Plan, as amended November 7, 2023	20-F	001-34694	4.7	10/17/2024
4.8	Rules of the VEON Ltd Annual Performance Bonus Plan amended November 7, 2023	20-F	001-34694	4.8	10/17/2024
4.9#	Business Combination Agreement, dated as of March 18, 2025, by and among Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd., VEON Amsterdam B.V., VEON Holdings B.V., and Varna Merger Sub Corp.					*
4.10#	Engagement Letter with Impact Investments LLC dated June 7, 2024, as amended on August 1, 2024	20-F	001-34694	4.10#	10/17/2024
8	List of Significant Subsidiaries					*
11.1	Insider Trading Policy					*
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*
15.1	Consent of UHY LLP (VEON Ltd.)					*
15.2	Consent of PricewaterhouseCoopers Accountants N.V.					*
97.1	Policy for the Recovery of Erroneously Awarded Compensation, effective October 2, 2023	20-F	001-34694	97.1	10/17/2024
99.1	Glossary of Telecommunications Terms					*
99.2	Regulation of Telecommunications					*

101.INS	XBRL Instance Document(1)	*
101.SCH	XBRL Taxonomy Extension Schema(1)	*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(1)	*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(1)	*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(1)	*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(1)	*
____________________

(1)     The following materials from our Annual Report on Form 20-F for the year ended December 31, 2024, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2024, 2023 and 2022; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2024, 2023 and 2022; (iii) Consolidated statement of financial position for the year ended December 31, 2024 and 2023; (iv) Consolidated statement of changes in equity for the year ended December 31, 2024, 2023 and 2022; (v) Consolidated statement of cash flows for the year ended December 31, 2024, 2023 and 2022; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.
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

F-149

SIGNATURE
    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VEON LTD.

By:    /s/ Kaan Terzioğlu
Name: Kaan Terzioğlu
Title:    Chief Executive Officer
Date:    April 25, 2025

F-150

Consolidated financial statements

VEON Ltd.
As of December 31, 2024 and
for the three years then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of VEON Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of VEON Ltd. (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 25, 2025, expressed an unqualified opinion.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed within Note 25 to the consolidated financial statements, the Company has been negatively impacted and will continue to be negatively impacted by the consequences of the war in Ukraine, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans regarding these matters are also described within Note 25. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
Carrying Value of Bangladesh Cash Generating Unit
As described in Notes 12 and 14 to the consolidated financial statements, in accordance with International Accounting Standard (“IAS”) 36 Impairment of Assets, the Company calculates the fair value less cost of disposal (“FVLCD”) for cash generating units (“CGUs”) to determine whether an adjustment to the carrying value of the CGU is required. As of December 31, 2024, the Company has recorded $1,510 million of intangible assets, which includes $235 million of definite-lived intangible assets in respect to the Company's Bangladesh cash generating unit. The Company's assessment of the FVLCD of its CGUs involves estimation about the future performance of the CGU. In particular, the determination of the FVLCD for Bangladesh was sensitive to the significant assumptions of projected discount rates, EBITDA growth, projected capital expenditures, long-term revenue growth rate, and the related terminal values.
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
Recognition and Recoverability of Deferred Tax Assets in Bangladesh
As described in Note 9 to the consolidated financial statements, the Company recognizes deferred tax assets in accordance with IAS 12 Income Taxes, based on whether management estimates that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognized assets to be recovered. The Company recognized deferred tax assets of $171 million in Bangladesh as of December 31, 2024.
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
Valuation of “uncertain income tax positions” and “non-income tax provisions” in Pakistan

As described in Notes 8 and 9 to the consolidated financial statements, the Company recorded total provisions of $119 million related to uncertain income tax positions and $56 million related to non-income tax provisions as of December 31, 2024. “Uncertain income tax positions” and “non-income tax provisions” in Pakistan make up a significant portion of the total provisions recorded. Given that the tax legislation in the markets in which the Company operates is unpredictable and gives rise to significant uncertainties, management’s estimate of tax liabilities may differ from interpretations by the relevant tax authorities as to how regulations should be applied to actual transactions. Judgment is therefore required by management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgment is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and the ability of management to make a reasonable estimate of the amount of loss.
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
April 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of VEON Ltd.
Opinion on Internal Control over Financial Reporting
We have audited VEON Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position and the related statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively, the consolidated financial statements) and our report dated April 25, 2025, expressed an unqualified opinion.
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

April 25, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VEON Ltd.
Opinion on the Financial Statements
We have audited the consolidated income statement and the consolidated statements of comprehensive income, of changes in equity and of cash flows of VEON Ltd. and its subsidiaries (the “Company”) for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the section “Going concern” in Note 25 to the consolidated financial statements, the Company has been negatively impacted and will continue to be negatively impacted by the consequences of the Russian government’s invasion of Ukraine, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in the section “Going concern” in Note 25. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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

/s/ PricewaterhouseCoopers Accountants N.V.
Rotterdam, the Netherlands
July 24, 2023

We served as the Company’s auditor from 2014 to 2023.

CONSOLIDATED INCOME STATEMENT
for the years ended December 31

(In millions of U.S. dollars, except per share amounts)	Note	2024	2023	2022

Service revenues		3,846	3,576	3,600
Sale of equipment and accessories		25	19	28
Other revenues		133	103	127
Total operating revenues	3	4,004	3,698	3,755

Other operating income		1	1	1

Service costs		(488)	(423)	(448)
Cost of equipment and accessories		(27)	(18)	(28)
Selling, general and administrative expenses	4	(1,799)	(1,646)	(1,533)
Depreciation	13	(529)	(527)	(557)
Amortization	14	(199)	(208)	(221)
Impairment (loss) / reversal, net	12	(3)	6	107
Gain / (loss) on disposal of non-current assets		5	46	(1)
Gain on disposal of subsidiaries	10	145	—	88

Operating profit		1,110	929	1,163

Finance costs		(495)	(531)	(583)
Finance income		49	60	32
Other non-operating gain, net	16	31	20	9
Net foreign exchange gain		9	81	181
Profit before tax from continuing operations		704	559	802

Income taxes	9	(217)	(179)	(69)
Profit from continuing operations		487	380	733
Loss after tax from discontinued operations and disposals of discontinued operations	11	—	(2,830)	(742)
Profit / (loss) for the period		487	(2,450)	(9)

Attributable to:
The owners of the parent (continuing operations)		415	307	656
The owners of the parent (discontinued operations)		—	(2,835)	(818)
Non-controlling interest		72	78	153
		487	(2,450)	(9)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
from continuing operations	21	$0.23	$0.17	$0.37
from discontinued operations	21	$0.00	($1.61)	($0.46)
Total	21	$0.23	($1.44)	($0.09)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31

(In millions of U.S. dollars)	Note	2024	2023	2022

Profit / (loss) for the period		487	(2,450)	(9)

Items that may be reclassified to profit or loss
Foreign currency translation		(161)	(598)	(480)
Reclassification of accumulated foreign currency translation reserve and net investment hedge reserve to profit or loss upon disposal of foreign operation	11	(36)	3,414	558
Other		—	(3)	—
Items that will not be reclassified to profit or loss
Fair value re-measurement of financial instruments	17	(11)	(16)	27

Other comprehensive (loss) / income for the period, net of tax		(208)	2,797	105

Total comprehensive income for the period, net of tax		279	347	96

Attributable to:
The owners of the parent		221	271	(14)
Non-controlling interests		58	76	110
		279	347	96
Total comprehensive income / (loss) for the period, net of tax from:
Continuing operations		279	188	234
Discontinued operations		—	159	(138)
		279	347	96
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31

(In millions of U.S. dollars)	Note	2024	2023

Assets
Non-current assets
Property and equipment	13	3,016	2,898
Intangible assets	14	1,510	1,619
Investments and derivatives	17	65	53
Deferred tax assets	9	368	312
Other assets	7	177	178
Total non-current assets		5,136	5,060

Current assets
Inventories		15	23
Trade and other receivables	6	463	542
Investments and derivatives	17	357	433
Current income tax assets	9	63	58
Other assets	7	241	200
Cash and cash equivalents	18	1,689	1,902
Total current assets		2,828	3,158

Assets classified as held for sale	11	72	—

Total assets		8,036	8,218

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	20	1,099	858
Non-controlling interests		158	213
Total equity		1,257	1,071

Non-current liabilities
Debt and derivatives	17	3,028	3,464
Provisions	8	48	44
Deferred tax liabilities	9	27	26
Other liabilities	7	22	29
Total non-current liabilities		3,125	3,563

Current liabilities
Trade and other payables		1,276	1,200
Debt and derivatives	17	1,666	1,692
Provisions	8	73	81
Current income tax payables	9	179	154
Other liabilities	7	432	457
Total current liabilities		3,626	3,584

Liabilities associated with assets held for sale	11	28	—

Total equity and liabilities		8,036	8,218

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2024

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2024		1,755,964,785	2	12,753	(1,968)	(3,939)	(5,990)	858	213	1,071

Profit for the period		—	—	—	—	415	—	415	72	487
Transfer from OCI to income statement on disposal of subsidiary	11	—	—	—	—	—	(36)	(36)	—	(36)
Other comprehensive loss		—	—	—	(9)	(2)	(147)	(158)	(14)	(172)
Total comprehensive income / (loss)		—	—	—	(9)	413	(183)	221	58	279

Dividends declared	22	—	—	—	—	—	—	—	(83)	(83)
Disposal of subsidiaries with non-controlling interests	11	—	—	—	—	—	—	—	(22)	(22)
Other	20	9,519,274	—	—	24	(4)	—	20	(8)	12
As of December 31, 2024		1,765,484,059	2	12,753	(1,953)	(3,530)	(6,173)	1,099	158	1,257

for the year ended December 31, 2023

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2023		1,753,356,676	2	12,753	(1,967)	(1,411)	(8,808)	569	198	767

(Loss) / profit for the period		—	—	—	—	(2,528)	—	(2,528)	78	(2,450)
Transfer from OCI to income statement on disposal of subsidiary	11	—	—	—	—	—	3,414	3,414	—	3,414
Other comprehensive loss		—	—	—	(16)	(3)	(596)	(615)	(2)	(617)
Total comprehensive income / (loss)		—	—	—	(16)	(2,531)	2,818	271	76	347

Dividends declared	22	—	—	—	—	—	—	—	(45)	(45)
Disposal of subsidiaries with non-controlling interests	11	—	—	—	—	—	—	—	(16)	(16)
Other	23	2,608,109	—	—	15	3	—	18	—	18
As of December 31, 2023		1,755,964,785	2	12,753	(1,968)	(3,939)	(5,990)	858	213	1,071
* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 27 for further details.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2022

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2022		1,749,127,404	2	12,753	(1,990)	(1,246)	(8,933)	586	919	1,505

(Loss) / profit for the period		—	—	—	—	(162)	—	(162)	153	(9)
Transfer from OCI to income statement on disposal of subsidiary (reclassification adjustments)		—	—	—	—	—	558	558	—	558
Other comprehensive income / (loss) (excluding reclassification adjustments)		—	—	—	27	—	(437)	(410)	(43)	(453)
Total comprehensive income / (loss)		—	—	—	27	(162)	121	(14)	110	96

Dividends declared	22	—	—	—	—	—	—	—	(14)	(14)
Disposal of subsidiaries with non-controlling interests	11	—	—	—	—	—	—	—	(824)	(824)
Changes in ownership interest in a subsidiary	10	—	—	—	—	(3)	4	1	7	8
Other		4,229,272	—	—	(4)	—	—	(4)	—	(4)
As of December 31, 2022		1,753,356,676	2	12,753	(1,967)	(1,411)	(8,808)	569	198	767

* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 27 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31

(In millions of U.S. dollars)	Note	2024	2023	2022

Operating activities
Profit before tax		704	559	802
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss, net		731	729	671
(Gain) / loss on disposal of non-current assets		(5)	(46)	1
Gain on disposal of subsidiaries		(145)	—	(88)
Finance costs		495	531	583
Finance income		(49)	(60)	(32)
Other non-operating gain, net		(31)	(20)	(9)
Net foreign exchange gain		(9)	(81)	(181)

Changes in trade and other receivables and prepayments		(81)	(1)	(154)
Changes in inventories		(9)	(19)	(12)
Changes in trade and other payables		130	143	52
Changes in provisions, pensions and other		73	125	48

Interest paid	17	(431)	(489)	(489)
Interest received		43	53	25
Income tax paid		(266)	(264)	(284)

Net cash flows from operating activities from continuing operations		1,150	1,160	933
Net cash flows from operating activities from discontinued operations		—	951	1,624

Investing activities
Purchase of property, plant and equipment		(627)	(531)	(634)
Purchase of intangible assets		(280)	(235)	(376)
Payments on deposits		(19)	(54)	(54)
Outflows on loan granted		(80)	(66)	—
Receipts from / (investment in) financial assets		92	(147)	(14)
Acquisition of a subsidiary, net of cash acquired		(2)	—	(16)
Proceeds from sales of share in subsidiaries, net of cash	10	36	—	40
Proceeds from sales of property, plant and equipment		102	14	—
Other proceeds from investing activities, net		—	(1)	(3)

Net cash flows used in investing activities from continuing operations		(778)	(1,020)	(1,057)
Net cash flows used in investing activities from discontinued operations		—	(1,217)	(599)

Financing activities
Proceeds from borrowings, net of fees paid *	17	955	194	2,087
Repayment of debt	17	(1,483)	(1,098)	(1,619)
Dividends paid to non-controlling interests		(15)	(15)	(12)
Share repurchases	20	(8)	—	—

Net cash flows (used in) / from financing activities from continuing operations		(551)	(919)	456
Net cash flows used in financing activities from discontinued operations		—	(226)	(340)

Net (decrease) / increase in cash and cash equivalents		(179)	(1,271)	1,017
Net foreign exchange difference related to continuing operations		(21)	(36)	(95)
Net foreign exchange difference related to discontinued operations		—	(44)	(21)
Cash and cash equivalents classified as discontinued operations/held for sale at the beginning of the period		—	146	113
Cash and cash equivalents classified as discontinued operations/held for sale at the end of the period		(14)	—	(146)
Cash and cash equivalents at beginning of period		1,902	3,107	2,239

Cash and cash equivalents at end of period, net of overdraft **	18	1,688	1,902	3,107
* Fees paid in 2024 for borrowings were US$9 (2023: US$18, 2022: US$11).
** Overdrawn amount was US$1(2023 Nil, 2022: Nil).
The accompanying notes are an integral part of these consolidated financial statements.

GENERAL INFORMATION ABOUT THE GROUP

1    GENERAL INFORMATION
VEON Ltd. (“VEON” or the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are currently located at Unit 1703 Index Tower (East Tower), Dubai (DIFC), the United Arab Emirates.
VEON generates revenue from the provision of voice, data, digital and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
VEON’s American Depository Shares (“ADSs”) are listed on the NASDAQ Capital Market (“NASDAQ”). Our common shares were listed on Euronext Amsterdam from April 4, 2017 through November 25, 2024, when we voluntarily delisted as discussed below.
The consolidated financial statements were authorized by the Board of Directors for issuance on April 25, 2025. The Company has the ability to amend and reissue the consolidated financial statements.
The consolidated financial statements prepared for Dutch statutory purposes for the year ended December 31, 2022 were authorized by the Board of Directors for issuance on June 24, 2023 and filed on June 25, 2023. After the issuance of those financial statements, and prior to the filing of VEON Ltd.’s 2022 Annual Report on Form 20-F for the same period, the Company discovered an error in the consolidated statement of comprehensive income with respect to the de-recognition of non-controlling interest for the sale of its Algerian operations (refer to Note 11 for further details) which was corrected in the financial statements for the year ended December 31, 2022 in the 2022 Annual Report on Form 20-F. Refer to Note 25 for further details. These consolidated financial statements included in the 2022 Annual Report on Form 20-F were re-authorized for issuance on July 24, 2023.
The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.
Due to the ongoing war in Ukraine, material uncertainties have been identified that may cast significant doubt on the Company’s ability to continue as a going concern which are discussed in detail in Note 25 of these consolidated financial statements.
Major developments during the year ended December 31, 2024
Cash consideration received for sale of Bangladesh tower portfolio in 2023
On December 31, 2023, VEON's wholly owned subsidiary, Banglalink, completed a partial sale of its tower portfolio to Summit Towers Limited ("Summit") following the receipt of all necessary regulatory approvals. On January 31, 2024, Banglalink obtained the total cash consideration for the sale to Summit of approximately BDT 11 billion (approximately US$97) net of cost of disposals comprising legal, regulatory and investment bankers advisory costs amounting to BDT 855 million (US$8).
VEON Holdings B.V. Revolving Credit Facility ("RCF")
During February 2024, the Company repaid US$250 of RCF commitments due to mature in March 2024. In March 2024, the Company repaid the remaining amount US$805, originally due in March 2025 and cancelled the RCF.
Announcement of issuance of new shares
On March 1, 2024, the Company announced the issuance of 92,459,532 ordinary shares, after approval from the Board of Directors, to fund its existing and future equity incentive-based compensation plans. As a result of the issuance, VEON now has 1,849,190,667 issued and outstanding ordinary shares. The issuance of the ordinary shares represents approximately 4.99% of VEON's authorized ordinary shares. The shares were issued to VEON Holdings B.V., a wholly owned subsidiary of the Company, and were subsequently allocated to satisfy awards under the Company's existing incentive plans, future equity incentive-based compensation plans, and such other compensation arrangements as and when needed, as well as to meet certain employee, consultant and other compensation requirements. The ordinary shares were issued at a price of US$0.001 per share, which is equal to the nominal value of VEON's ordinary shares (refer to Note 20 for further details).
VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, the Company announced that it signed a share purchase agreement ("Kyrgyzstan SPA") for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global, for cash consideration of US$32. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. Refer to Note 10 and Note 11 for further details and a detailed breakdown of the assets and liabilities held for sale relating to the Kyrgyzstan operations. Refer to Note 24 for further developments.
VEON Holdings B.V. consent solicitations to noteholders
In April 2024, VEON Holdings B.V. (“VEON Holdings”) launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of VEON Holdings for the years ended December 31, 2023 and December 31, 2024 on a reasonable best efforts basis to December 31, 2024 and December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding and were not exchanged.
Consent was achieved on the April 2025, June 2025 and November 2027 notes and VEON Holdings subsequently issued new notes with identical maturities to the April 2025, June 2025 and November 2027 notes (any such new notes, the "New Notes") to the noteholders who participated in the consent process and tendered the original notes (“Old Notes”) which were exchanged for the New Notes and subsequently (economically) canceled. For the September 2025 and September 2026 notes, VEON Holdings was unable to achieve consent and executed an early redemption and fully repaid notes on June 18, 2024. The aggregate cash outflow including premium was RUB 5 billion (US$53).
VEON Holdings has continued and will need to continue to provide the remaining holders of Old Notes maturing in April 2025, June 2025 and November 2027 further opportunities to exchange their Old Notes into corresponding New Notes maturing in April 2025, June 2025 and November 2027, respectively.
As of December 31, 2024, US$1,563 of New Notes due April 2025, June 2025 and November 2027 were outstanding and there were US$105 of remaining Old Notes subject to potential conversion to New Notes.
VEON Holdings is not required to make any further principal or coupon payments under the Old Notes.
On November 21, 2024, the Company delivered the audited consolidated financial statements for the year ended December 31, 2023, of its subsidiary, VEON Holdings, to the holders of the outstanding notes of VEON Holdings, ahead of the extended (best efforts) deadline of December 31, 2024 granted by noteholders in the consent solicitation process.
Sale of TNS+ in Kazakhstan
On May 28, 2024, VEON announced that it signed a share purchase agreement ("Kazakh SPA") for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+"), included within the Kazakhstan operating segment, to its joint venture partner the DAR group of companies for total deferred consideration of US$138. Accordingly, the sale was completed on September 30, 2024 and the Company recognized a US$66 gain on disposal of TNS+, which includes the recycling of currency translation reserve in the amount of US$44. In November 2024, the Company received US$38 of the total deferred consideration and the remaining US$100 was received in February 2025. Refer to Note 10 and Note 11 for further details of the transaction and details of the gain on disposal.
VEON Announces Its New Board
On May 31, 2024, the Company held its Annual General Meeting (“AGM”), during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board. The new members consist of former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who joined the incumbent directors Augie K. Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu.
Following the AGM, the new Board held its inaugural meeting, and elected VEON’s Founder and Chairman Emeritus Augie K Fabela II as the Chairman.
Agreement with Impact Investments LLC for Strategic Support and Board Advisory Services
On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments LLC (“Impact Investments”) who will provide strategic support and board advisory services to the Company and its Ukrainian subsidiary JSC Kyivstar ("Kyivstar"). Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024 and to the Board of Directors of Kyivstar in November 2023, serves as Executive Chairman of Impact Investments. As of December 31, 2024 US$0.4 of expense has been recognized related to the monthly cash payments and US$7 of expense has been recognized related share-based payments. Refer to Note 23 of these consolidated financial statements for further information.
Cybersecurity incident in Ukraine
On December 12, 2023, the Company announced that the network of its Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack causing a technical failure. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services.
After stabilizing the network, although there was no legal obligation to do so, Kyivstar immediately launched offers to thank its customers for their loyalty, initiating a “Free of Charge” program offering one 28-day billing cycle of free services on certain types of contracts. The impact of these offers on operating revenue for the six-months ended June 30, 2024 was US$46 having no further effect during the remainder of 2024.
As announced on December 12, 2023, VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. The Ukrainian government also conducted an investigation to support the recovery efforts. All investigations were concluded as of June 30, 2024, and has resulted in an in depth analysis into details of how the attack was executed and how this can be prevented in the future.
Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to withstand evolving cyber threats, ensure business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness and long-term adaptive measures. Further, the Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2).
Database Management Services Ltd. Liquidation

On August 21, 2024, Database Management Services Ltd. (a wholly-owned subsidiary of VEON) was liquidated. As a part of this liquidation, a gain on the disposal of the subsidiary of US$81 was recognized comprised solely of the reclassification of the currency translation reserve.
Sale of Russian operations deferred consideration settlement
On October 9, 2023, VEON announced the completion of its exit from Russia and closing of the sale of its Russian operations. Upon completion of the sale, control of VimpelCom was transferred to the buyer. Additionally, the agreed amount of the bonds of VEON Holdings acquired by PJSC VimpelCom, representing an aggregate total nominal value of US$1,576, were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB130 billion (approximately US$1,294 on October 9, 2023).
The remaining US$72 equivalent bonds were transferred to Unitel LLC, a wholly owned subsidiary of VEON Holdings B.V., upon receipt of the OFAC license in June 2024, to offset the remaining deferred purchase price for PJSC VimpelCom in July 2024. VEON had a US$11 receivable related to the sale of towers in Russia recognized in prior periods that was also assigned to the Company as part of the sale transaction that was settled in October 2024.
VEON Delists from Euronext Amsterdam
On August 1, 2024, the Company announced its intention to voluntarily delist its common shares from trading on Euronext Amsterdam and on October 21, 2024, the Company announced that its common shares would cease trading on Euronext Amsterdam at the close of trading on November 22, 2024. On November 25, 2024, the Company announced that, effective the same day, its common shares were no longer listed for trading on Euronext Amsterdam, with all public trading of VEON's equity securities concentrated on Nasdaq Capital Markets going forward.
VEON Moves its Headquarters to Dubai
On October 14, 2024, the Company announced its plan to move the Group headquarters from Amsterdam to the Dubai International Finance Centre ("DIFC") in the United Arab Emirates and to update its corporate entity structure to reflect the relocation of the headquarters from the Netherlands to the DIFC. Based on the legal obligations existing in 2024, we have recognized a provision of US$5 for the year ended December 31, 2024 related to the relocation. On November 15, 2024, the Company announced that it had the necessary commercial license from the DIFC authorities. On December 19, 2024, VEON announced that it had completed the move of its headquarters to Dubai following the approval of the Board of Directors.
2023 Form 20-F and AFM Financial statement filings and regaining of compliance with NASDAQ
The Company filed its Annual Report on Form 20-F for the year ended December 31, 2023 (the "2023 Form 20-F") with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2024 and filed its 2023 Dutch Annual Report along with its consolidated financial statements (the "2023 Dutch Annual Report") with the Dutch Authority for the Financial Markets (“AFM”) on November 1, 2024. As a result of filing the 2023 Form 20-F, the Company regained compliance with NASDAQ listing requirements, which was confirmed by NASDAQ as announced on October 21, 2024.
VEON announces Special General Meeting for the approval of the 2023 Audited Financials
On December 12, 2024, the Board of Directors convened a special general meeting of its shareholders solely for the purpose of laying the audited financial statements for the period ending December 31, 2023 before shareholders as required by the Company’s bye-laws and applicable Bermuda law.
VEON appoints UHY LLP as auditors for VEON Group's 2024 Public Company Accounting Oversight Board ("PCAOB") Audit
On November 13, 2024, VEON announced that the VEON Board of Directors has re-appointed UHY LLP as the independent registered public accounting firm for the audit of the Group's consolidated financial statements for the year ended December 31, 2024 in accordance with the standards established by the PCAOB.
VEON's Kyivstar Acquires New Spectrum
On November 20, 2024, VEON announced that its wholly-owned subsidiary in Ukraine, Kyivstar, has successfully acquired 2x5 MHz spectrum in the 2100 MHz band and 40 MHz spectrum in the 2300 MHz band. Kyivstar invested UAH 1.43 billion (US$34) in the Ukrainian economy through this spectrum acquisition.
Unfreezing of VEON's Corporate Rights in Ukraine
On November 29, 2024, VEON announced that the Shevchenkivskyi District Court of Kyiv has ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in other Ukrainian subsidiaries (Ukraine Tower Company, Kyivstar Tech and Helsi). The decision fully removes the restrictions on VEON’s corporate rights imposed by the Ukrainian courts on our wholly owned subsidiary Kyivstar and other Ukrainian subsidiaries. Refer to Note 25 of these consolidated financial statements for further information.
VEON and Engro Corp Announce Strategic Partnership for Telecommunications Infrastructure
On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. In the first phase of the partnership, VEON's infrastructure assets under Deodar (Private) Limited will vest into Engro Corp via a scheme of arrangement. VEON will continue to lease Deodar's infrastructure of mobile voice and data services under a long term agreement.

The arrangement is subject to the customary legal and regulatory approvals in Pakistan. As part of the arrangement, Engro Corp will pay Jazz an amount of approximately US$188 and will guarantee the repayment of Deodar’s intercompany debt in the amount of US$375.
VEON Approves Launch of the Initial US$ 30 million Phase of its Share Buyback Program
On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS, previously announced on August 1, 2024. This first phase of the buyback was in the amount of up to US$30 to be repurchased by VEON Holdings B.V. or VEON Amsterdam B.V. As of December 31, 2024, a total of 5,024,175 shares (equivalent to 200,967 ADS) were repurchased by VEON Holdings for US$8. Refer to Note 24 of these consolidated financial statements for further discussion of activity subsequent to December 31, 2024.
For other significant investing and financing activities during the twelve months ended December 31, 2024, refer to the sections "Investing activities of the Group" and "Financing activities of the Group" included here within.

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
Reportable segments consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh for 2024, 2023 and 2022. Following the announcement to sell the Russian operations on November 24, 2022, the Russian operations were classified as discontinued operations and accounted for as an “Asset held for sale” in line with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, requirements. The sale of our Russian operations was completed on October 9, 2023. Additionally, following the exercise of the related put option on July 1, 2021, the Algerian operations were classified as a discontinued operation and accounted for as an “Asset held for sale” in line with the IFRS 5 requirements. The sale of our stake in the Algerian operations was completed on August 5, 2022. Refer to Note 11 for further details on both transactions.
We also present our results of operations for “Others” and “HQ and eliminations” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ and eliminations” represents transactions related to management activities within the Group. See Note 10 for details on the sale of our former Georgia operations in 2022.
Financial information by reportable segment for the periods ended December 31 is presented in the following tables. Inter-segment transactions are not material and are made on terms which are comparable to transactions with third parties.

	Total revenue			Adjusted EBITDA			CAPEX excl licenses and ROU **
	2024	2023	2022	2024	2023	2022	2024	2023	2022

Pakistan*	1,382	1,119	1,285	584	502	654	193	130	258
Ukraine	925	919	971	518	541	575	247	169	177
Kazakhstan	854	774	636	442	421	322	179	165	122
Bangladesh	520	570	576	180	214	210	69	105	199
Uzbekistan	273	268	233	100	112	124	115	65	64
Others	55	55	66	18	22	26	13	10	16
HQ and eliminations	(5)	(7)	(12)	(151)	(200)	(164)	2	5	5

Total	4,004	3,698	3,755	1,691	1,612	1,747	818	649	841
*In 2022, Pakistan Adjusted EBITDA includes the impact of SIM tax reversal. For further details refer to Note 3 and Note 4.
**This includes capital expenditures on property, plant and equipment of US$886 (2023: US$869), intangible assets of US$167 (2023: US$101) after deducting additions in licenses of US$35 (2023: US$3) and right-of-use assets of US$200 (2023: US$318).
The following table provides the reconciliation of consolidated Profit / (loss) before tax from continuing operations to Adjusted EBITDA for the years ended December 31:

	2024	2023	2022

Profit before tax from continuing operations	704	559	802

Depreciation	529	527	557
Amortization	199	208	221
Impairment loss / (reversal)	3	(6)	(107)
(Gain) / loss on disposal of non-current assets	(5)	(46)	1
Gain on disposal of subsidiaries	(145)	—	(88)
Finance costs	495	531	583
Finance income	(49)	(60)	(32)
Other non-operating gain, net	(31)	(20)	(9)
Net foreign exchange gain	(9)	(81)	(181)

Total Adjusted EBITDA	1,691	1,612	1,747

3    OPERATING REVENUE
VEON generates revenue from the provision of voice, data, digital, and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories. Products and services may be sold separately or in bundled packages.
Revenue from contracts with customers
The table below provides a breakdown of revenue from contracts with customers for the years ended December 31:

	Service revenue						Sale of Equipment and accessories			Other revenue *			Total revenue
	Mobile			Fixed
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022

Pakistan**	1,245	1,021	1,169	25	19	—	9	6	14	103	73	102	1,382	1,119	1,285
Ukraine	865	859	906	50	53	59	—	—	1	10	7	5	925	919	971
Kazakhstan	677	603	497	150	146	116	14	12	13	13	13	10	854	774	636
Bangladesh	514	561	566	—	—	—	—	—	—	6	9	10	520	570	576
Uzbekistan	272	267	232	—	—	1	1	—	—	—	1	—	273	268	233
Others	54	55	66	—	—	—	1	—	—	—	—	—	55	55	66
HQ and eliminations	(4)	(4)	(8)	(2)	(4)	(4)	—	1	—	1	—	—	(5)	(7)	(12)

Total	3,623	3,362	3,428	223	214	172	25	19	28	133	103	127	4,004	3,698	3,755
*Other revenue primarily includes revenue from our banking operations in Pakistan.
** In 2022, Pakistan service revenue includes the impact of US$29 relating to the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation.

Assets and liabilities arising from contracts with customers
The following table provides a breakdown of contract balances and capitalized customer acquisition costs.

	December 31, 2024	December 31, 2023

Contract balances
Receivables (billed)	537	468
Receivables (unbilled)	46	40
Contract liabilities	(137)	(157)

Capitalized costs
Customer acquisition costs	87	98

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
Customer acquisition costs
Certain incremental costs that are incurred in acquiring a contract with a customer (“customer acquisition costs”) and are considered recoverable are deferred in the consolidated statement of financial position, within 'Other assets' (see Note 7). Such costs generally relate to commissions paid to third -party dealers and are amortized on a straight-line basis over the average customer life within ‘Selling, general and administrative expenses’.
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

4    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2024	2023	2022

Network and IT costs	559	506	503
Personnel costs*	437	416	411
Customer associated costs	471	386	347
Losses on receivables	20	14	28
Taxes, other than income taxes	68	74	30
Other	244	250	214
Total selling, general and administrative expenses	1,799	1,646	1,533
*Personnel costs primarily comprises of salaries, benefits, and bonuses including the Company’s share-based payment plans recognized in accordance with IFRS 2, Share based payments. For further discussion on Share-based payments, refer to Note 5.
In 2024, our banking operations in Pakistan recorded a provision/write-off of US$19 related to customer mark-up and flood affected portfolio receivables included within customer associated costs as a result of the recoverability reassessment and underlying assumptions with respect to these portfolios.
In 2022, our subsidiary in Pakistan recorded a reversal of PKR 13.8 billion (US$63) in customer associated costs, relating to the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation.
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

5    SHARE-BASED PAYMENTS
The following table sets forth the total share-based payment expense for the year-ended December 31, 2024 in relation to all directors and employees of the Company. Refer to Note 23 for specific disclosures on key management personnel remuneration:

	2024	2023	2022

Equity-settled share-based payment expense	18	18	8
Liability-settled share-based payment expense	18	3	—
Total share-based compensation expense	36	21	8

	2024	2023

Current liability	6	—
Non-current liability	9	3
Total liability for share based payments	15	3
Management Incentive Plans
Long-Term Incentive Plan (“LTIP”)
The LTIP is designed to align the material interests of the Company’s senior management with those of the shareholders. The LTIP is an equity and cash-settled share-based payment scheme containing a three year vesting period from the date of the grant. The vesting of the share grant is dependent either on market or certain non-market performance conditions. The market condition associated with the grants is usually the Company’s Total Shareholder Return (TSR), which is associated with return on equity taking account of the dividends paid and performance of the Company’s share price against a specified peer group. The non-market performance conditions are usually linked with Key Performance Indicators (KPIs) partially or fully based on the financial and operational results (such as total operating revenue, EBITDA and equity free cash flow) of the Company, or the affiliated entity employing the employee. The grants with non-market vesting conditions can have a vesting level of up to 200% (2023: 250%). The determination of whether the targets have been achieved is assessed and approved by VEON’s Remuneration and Governance Committee. The following awards were granted during the years ended December 31, 2024 and 2023.

	2024		2023
Market performance conditions	Awards*	Weighted Average Fair Value at grant date	Awards*	Weighted Average Fair Value at grant date

As of January 1,	28,967,451	$0.65	15,485,461	$0.55
Granted	18,485,474	0.80	22,375,325	0.59
Forfeited**	(15,296,646)	0.51	(8,893,335)	0.64
Vested and settled ***	—	—	—	—
As of December 31,	32,156,279	$0.80	28,967,451	$0.65

	2024		2023
Non-market performance conditions	Awards*	Weighted Average Fair Value at grant date	Awards*	Weighted Average Fair Value at grant date

As of January 1,	13,940,700	$0.65	7,967,650	$0.44
Granted	14,089,211	0.80	5,973,050	0.71
Forfeited	(1,964,551)	0.61	—	—
Vested and settled ***	(9,209,121)	0.66	—	—
As of December 31,	16,856,239	$0.77	13,940,700	$0.65
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
**Forfeited awards include awards for which it was determined that the market performance vesting conditions were deemed not met as of the vesting date.
***Vested and settled include all awards settled/transferred to the award holders in gross in the current year, whether granted and vested in current or previous periods
The fair value of the awards with market performance conditions was determined using the Monte Carlo simulation to determine the likelihood of the performance condition being satisfied. For awards with non-market performance conditions, the fair value of the awards is determined by reference to the price of the underlying common share on the measurement date. An expense of US$9 was incurred as of December 31, 2024 (2023: US$8) related to equity-settled awards under this plan. An expense of US$10 was incurred as of December 31, 2024 (2023: US$3) for liability-settled awards under this plan. In 2024, awards with non-market performance conditions (4,997,025 awards initially granted) were vested at different vesting levels (52% - 240%), as a result a total number of 5,741,742 awards were vested. The total LTIP awards shown as of December 31, 2024 includes 7,221,457 (2023: 3,736,866) of vested awards yet to be transferred to the participants.
The following table sets forth the range of principal assumptions applied by VEON in determining the fair value of equity settled share-based payment instruments with market performance conditions and for liability-settled awards with market performance conditions remeasured during the year-ended December 31, 2024 and 2023:

Assumptions affecting inputs to fair value models for equity-settled awards granted in 2024 and for liability-settled awards for remeasurement as of December 31, 2024 of market condition awards	2024 Range	2023 Range
Annual risk-free rates of return and discount rates (%)	2.42% - 4.33%	2.15% - 2.42%
Long-term dividend yield (%)	—%	—%
Volatility of share price (%)	31.35% - 82.75%	43.68% - 93.92%
Share price (p)*	$0.93 - $1.60	$0.71 - 0.79
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
Short-Term Incentive Plan (“STI”)
The Company’s STI Scheme was revised to a 50:50 shares:cash scheme effective from the year 2022. Under the revised STI Scheme, eligible key management employees receive incentive compensation comprising (i) a cash payment equivalent to 50% of the total STI award and (ii) share-based awards representing the remaining 50%, subject to the achievement of predetermined Key Performance Indicators (KPIs) over a one-year performance period. The KPIs are established at the beginning of each calendar year and are assessed in the first quarter of the following year. The KPIs may be partially or fully achieved based on the financial and operational results (such as total operating revenue, EBITDA and equity free cash flow) of the Company, or the affiliated entity employing the employee, and may be partially or fully achieved based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities.
The cash pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. The share awards are also scheduled to be granted in March of the year following the assessment year and subject to the same active employment condition as the cash payout as well as a two year restriction period for trading. Both the cash pay-out of the STI award as well as any share awards granted are dependent upon final approval by the Remuneration and Governance Committee.
In March 2024, the Company implemented a change in the STI plan for employees, excluding key management personnel, to receive their STI award in a split allocation of 25% in share-based awards and 75% in cash. Under this plan, eligible participant employees may receive 75% of their STI payout in cash and 25% in the form of an equity grant ("Main Equity Award"), which vests immediately upon grant. Both the cash payout of the STI award and the grant of share-based awards are scheduled for disbursement in March of the year following the applicable assessment year. Additionally, participant employees are eligible to receive a matching equity award ("Match Equity Award") equal in value to the Main Equity Award, subject to a two year vesting period and subject to the employee’s continued active employment at the time of vesting.
The cash pay-out is accounted for in accordance with IAS 19, Employee Benefits, while the share award portion is accounted for in accordance with IFRS 2, Share-based payments. The cash bonuses and shared-based compensation expenses are disclosed in Note 23 for the GEC, while further information for the share-based portion of STI compensation expense is disclosed below.

	2024		2023
	Awards*	Weighted Average Fair Value at grant date	Awards*	Weighted Average Fair Value at grant date

As of January 1,	5,486,625	$0.72	—	$—
Granted	5,465,163	0.94	5,486,625	0.72
Forfeited	—	—	—	—
Vested and settled **	(5,180,592)	0.84	—	—
As of December 31,	5,771,196	$0.82	5,486,625	$0.72
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
**Vested and settled include all awards settled/transferred to the award holders in gross in the current year, whether granted and vested in current or previous periods
These awards are issued without any performance condition and may or may not be subject to a service condition. The fair value of the awards is determined by reference to the price of the underlying common share on the measurement date. An expense of US$2 was incurred as of December 31, 2024 (2023: US$5) related to equity-settled awards under this plan. An expense of US$4 was incurred as of December 31, 2024 (2023: Nil) for liability-settled awards under this plan. The awards shown as of December 31, 2024 includes 1,059,550 (2023: Nil) of vested awards yet to be transferred to the participants.

Deferred Share Plan (“DSP”)
The DSP is an equity-settled scheme established in 2021, which enables the Board to award share awards to the selected staff (participants) and board members on a discretionary basis at no cost to the participants. The awards are either issued with immediate vesting or conditional on the ongoing employment for a specified period, typically a two year vesting period.

	2024		2023
	Awards*	Weighted Average Fair Value	Awards*	Weighted Average Fair Value

As of January 1,	8,649,036	$0.78	7,835,235	$0.52
Granted	21,921,969	1.00	3,421,919	0.78
Forfeited	—	—	—	—
Vested and settled **	(10,706,364)	0.79	(2,608,118)	1.46
As of December 31,	19,864,641	$1.02	8,649,036	$0.78
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
**Vested and settled include all awards settled/transferred to the award holders in gross in the current year, whether granted and vested in current or previous periods
These awards may be issued subject to non-market performance condition and may or may not be subject to a service condition. The fair value of the awards is determined by reference to the price of the underlying common share on the measurement date. An expense of US$7 was incurred as of December 31, 2024 (2023: US$5) related to equity-settled awards under this plan and an expense of US$4 was incurred as of December 31, 2024 (2023: Nil) related to liability-settled awards under this plan. The awards shown as of December 31, 2024 includes 3,890,572 (2023:5,346,696) of vested awards yet to be transferred to the participants.
Share-based payments to non-employees
Refer to Note 23 for specific disclosures related to the Impact Investments agreement.
ACCOUNTING POLICIES
Equity-settled share-based payments are measured at the grant date fair value, which includes the impact of any market performance conditions. The grant date fair value is expensed over the vesting period, taking into account expected forfeitures and non-market performance conditions, if any, with a corresponding increase in equity. This is based upon the Company’s estimate of the shares that will eventually vest which takes account all service and non-market performance conditions, if applicable, with adjustments being made where new information indicates the number of shares expected to vest differs from previous estimates.
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
Other short-term benefits not related to share-based payments are expensed in the period when services are received.

6    TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following items as of December 31:

	2024	2023

Trade receivables (gross)*	583	508
Expected credit losses	(131)	(96)
Trade receivables (net)	452	412

Other receivables, net of expected credit losses allowance**	11	130
Total trade and other receivables ***	463	542
* Includes contract assets (unbilled receivables), see Note 3 for further details.
** Other receivables as of December 31, 2023, includes consideration receivable for tower sale in Bangladesh which was subsequently received in 2024. Refer Note 10 for further details.
*** Total trade and other receivables includes balances of US$283 million (2023: US$259 million) relating to banking operations in Pakistan.

The following table summarizes the movement in the allowance for expected credit losses for the years ended December 31:

	2024	2023

Balance as of January 1	96	84

Divestment of a subsidiary	(1)	—
Accruals for expected credit losses	57	35
Recoveries	(8)	(8)
Accounts receivable written off	(8)	(6)
Reclassification as held for sale	(1)	—
Foreign currency translation adjustment	(3)	(9)
Other movements	(1)	—

Balance as of December 31	131	96
Set out below is the information about the Group’s trade receivables (including contract assets) using a provision matrix:

			Days past due
	Unbilled Receivables	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

December 31, 2024
Expected loss rate, %	4.3%	3.3%	16.7%	41.5%	98.8%
Trade receivables	46	330	60	65	82	583
Expected credit losses	(2)	(11)	(10)	(27)	(81)	(131)

Trade receivables, net	44	319	50	38	1	452

December 31, 2023
Expected loss rate, %	0.0%	1.9%	10.6%	50.0%	98.5%
Trade receivables	40	317	47	36	68	508
Expected credit losses	—	(6)	(5)	(18)	(67)	(96)

Trade receivables, net	40	311	42	18	1	412
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
VEON applies the simplified approach (i.e. provision matrix) for calculating a lifetime ECL for its trade and other receivables, including unbilled receivables (contract assets). The provision matrix is based on the historical credit loss experience over the life of the trade receivables and is adjusted for forward-looking estimates if relevant. The provision matrix is reviewed on a quarterly basis. Refer to Note 19 for our credit risk management policy.

7    OTHER ASSETS AND LIABILITIES
Other assets consisted of the following items as of December 31:

	2024	2023

Other non-current assets
Customer acquisition costs *	87	98
Tax advances (non-income tax)	6	6
Other non-financial assets	84	74
Total other non-current assets	177	178

Other current assets
Advances to suppliers	66	44
Input value added tax	46	45
Prepaid taxes	49	51
Other assets	80	60
Total other current assets	241	200
*For further details including the accounting policy, refer to Note 3.

Other liabilities consisted of the following items as of December 31:

	2024	2023

Other non-current liabilities
Long-term deferred revenue *	8	13
Other liabilities	14	16
Total other non-current liabilities	22	29

Other current liabilities
Taxes payable (non-income tax)	130	124
Short-term deferred revenue *	93	109
Customer advances *	36	35
Other payments to authorities	63	66
Due to employees	80	84
Other liabilities	30	39
Total other current liabilities	432	457
*For further details including the accounting policy, refer to Note 3.

8    PROVISIONS AND CONTINGENT LIABILITIES
PROVISIONS
The following table summarizes the movement in provisions for the years ended December 31:

	Non-income tax provisions	Decommi-ssioning provision	Legal provision	Other provisions	Total

As of January 1, 2023	49	43	9	5	106

Arising during the year	18	3	—	10	31
Utilized	—	(1)	—	—	(1)
Unused amounts reversed	(2)	(4)	—	(3)	(9)
Transfer and reclassification	7	—	—	—	7
Discount rate adjustment and imputed interest	—	3	—	—	3
Translation adjustments and other	(7)	(4)	—	(1)	(12)

As of December 31, 2023	65	40	9	11	125
Non-current	4	40	—	—	44
Current	61	—	9	11	81

As of January 1, 2024	65	40	9	11	125

Arising during the year	9	8	—	8	25
Utilized	(15)	(1)	—	(3)	(19)
Unused amounts reversed	(5)	(1)	—	(5)	(11)
Discount rate adjustment and imputed interest	—	3	—	—	3
Translation adjustments and other	2	(3)	—	(1)	(2)

As of December 31, 2024	56	46	9	10	121
Non-current	—	46	—	2	48
Current	56	—	9	8	73
The timing of payments in respect of provisions is, with some exceptions, not contractually fixed and cannot be estimated with certainty. In addition, with respect to legal proceedings, given inherent uncertainties, the ultimate outcome may differ from VEON’s current expectations.

See ‘Source of estimation uncertainty’ below in this Note 8 for further details regarding assumptions and sources of uncertainty. For further details regarding risks associated with income tax and non-income tax positions, please refer to ‘Source of estimation uncertainty’ in Note 9.
The Group has recognized a provision for decommissioning obligations associated with future dismantling of its towers in various jurisdictions.
CONTINGENT LIABILITIES
The Group had contingent liabilities as of December 31, 2024 as set out below.
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
On April 13, 2018, the plaintiff voluntarily dismissed its claims against one of the individual defendants and, on August 30, 2018, the Court dismissed the claims against all of the remaining individual defendants. On May 17, 2019, VEON filed a motion for judgement on the pleadings, arguing that Westway lacked standing as a result of the September 19, 2017 order because Westway had not purchased any securities on or after the date of the earliest alleged misstatement (the “May-2019 Motion”). On May 21, 2019, the Rosen Law Firm submitted a letter to the Court on behalf of Boris Lvov (“Lvov”) seeking leave to file a motion to intervene and substitute Lvov as lead plaintiff. On 17 June 2019, Westway filed its opposition to the May-2019 Motion and on April 17, 2020, the Court denied Westway's motion and ordered the May-2019 Motion to proceed. On March 31, 2020, VEON’s motion for judgement on the pleadings was denied without prejudice.
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
Lvov filed the third Amended Complaint (“TAC”) on February 22, 2023. On May 10, 2023, the Court denied Lvov's motion for discovery and granted VEON leave to file a motion to dismiss portions of the TAC. On September 30, 2024, the Court granted VEON’s motion to dismiss portions of the TAC in part, dismissing with prejudice the TAC’s newly alleged false statements as time-barred under the statute of repose, and requesting additional briefing with respect to the TAC’s newly alleged corrective disclosures. On January 10, 2025, the Court further circumscribed the plaintiff’s case, removing three of the six disclosures that were at issue and for which the plaintiff can no longer seek any damages.
The parties agreed to a one-day mediation on February 25, 2025, which did not result in a settlement. While the parties are continuing to discuss a possible resolution, the case is moving forward. VEON’s answer to the TAC was filed on March 21, 2025. Discovery has commenced, and the Court is holding an Initial Case Management Conference on April 23, 2025, during which the Court will set deadlines for the completion of fact and expert discovery, among other things.
At this stage of the suit, the claim remains unquantified, and VEON intends to vigorously defend the action at all phases of the proceedings.
ADG Arbitration Claim
Subject to a Shareholders Agreement ("SHA"), from 2016 to 2021, PMCL was jointly owned by Warid Telecom Pakistan LLC and Bank Alfalah Limited (together the "Claimants") and International Wireless Communications Pakistan Limited ("IWCPL"), a holding company within the VEON Group. In September 24, 2020, the Claimants exercised a put option under the SHA by which they required IWCPL (or a designee) to acquire their 15% shareholding of PMCL. A valuation process was conducted to assess the value of the shares and a sale transaction was concluded in early 2021 whereby VEON Pakistan Holdings BV’s acquired all of the claimant’s shares in PMCL. On June 27, 2022, under the terms of the SHA, arbitration claim - LCIA No. 225545 (the "Arbitration") was commenced in the London Court of International Arbitration (“LCIA”) by the Claimants, alleging that IWCPL and PMCL fraudulently misrepresented the performance and outlook of PMCL in order to depress the valuation of the Claimants' shares.
The LCIA Tribunal bifurcated liability and damages, and the liability phase of the arbitration is expected to conclude in 2025. A two-week hearing took place between January 27, 2025 and February 6, 2025, and the Tribunal’s award on liability is anticipated in late summer / early autumn 2025. The Tribunal’s findings on liability may be adverse to PMCL's and IWCPL's interests in relation to some of the allegations made. However, even in the event of a finding of liability, the quantum of the claim would remain to be determined and, in this case, quantum is a complex issue that would take some time to resolve. The Claimants are seeking an amount in excess of US$200, however, the extent to which any finding of liability would give rise to a loss is, and will remain for some time, unclear. The Respondents will continue to vigorously defend this claim.

VAT on Replacement SIMs
SIM Cards Issued June 2009 to December 2011
On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Limited (“Banglalink”) for BDT 7.74 billion (US$65) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.
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
The NBR Chairman and operators’ representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Banglalink’s exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC’s guidelines and assessed Banglalink’s liability for SIM tax to be BDT 7.62 billion (US$64). The operators refused to sign the supplementary report.

On May 18, 2015, Banglalink received an updated demand from the LTU claiming Banglalink had incorrectly issued 6,887,633 SIM cards as replacement SIM cards between June 2009 and December 2011 and required Banglalink to pay BDT 5.32 billion (US$44) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.
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
SIM Cards Issued July 2012 to June 2015
On November 20, 2017, the LTU issued a final demand to Banglalink for BDT 1.69 billion (US$14) for unpaid tax on SIM card replacements issued by Banglalink between July 2012 and June 2015. On February 20, 2018, Banglalink filed its appeal against this demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. By its judgement dated February 10, 2020, the Appellate Tribunal rejected Banglalink’s appeal. Banglalink appealed to the High Court Division. Before hearing the appeal, the Court suo moto took up as a preliminary question whether, based on new law, the matter is subject to an appeal or an application for revision. On March 2, 2021, the Court determined that an application for revision is the correct procedure and dismissed the appeal. Banglalink filed an appeal before the Appellate Division and the appeal is pending for hearing. If the Appellate Division rejects the appeal, then Banglalink will be obligated to deposit 10% of the disputed amount in order to continue its challenge.
As of December 31, 2024, the Company has recorded a provision, for the cases discussed above of, US$8 (2023: US$8).
Other contingencies and uncertainties
In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and both internal and external investigations, both pending and threatened, in the ordinary course of its business. For example, our operating company in Bangladesh has recently been subject to an extensive audit conducted by the BTRC concerning past compliance with all relevant license terms, laws and regulations for the period covering 1996 (inception of our operating company in Bangladesh) to December 2019. On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$74) which includes BDT 4,307 million (approximately US$39) for interest. The Company has paid the principal amount and is currently having discussions with government stakeholders, including the BTRC for removal of the interest amount. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the removal of the interest amount, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable. The total value of all other individual contingencies that are able to be quantified and are above US$5, other than disclosed above and in Note 9, amounts to US$211 (2023: US$205). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ in this Note 8 and in Note 9, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and uncertainties and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability or other financial impact (e.g. regarding recoverability of certain receivables) arising from these contingencies and uncertainties to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities.
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

SOURCE OF ESTIMATION UNCERTAINTY
The Group is involved in various legal proceedings, internal and external investigations, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and investments, and the outcomes of these are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded for a matter that has not been previously recorded because it was not considered probable and /or the impact could not be estimated (no reasonable estimate could be made).
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
Income tax payable
Current income tax payable consisted of the following items as of December 31:

	2024	2023

Current tax payable	60	61
Uncertain tax provisions	119	93
Total income tax payable	179	154
In addition to the above balance of uncertain tax provisions we have also recognized uncertain tax provisions which have been directly offset with available losses.
VEON is involved in a number of disputes, litigation and regulatory proceedings in the ordinary course of its business, pertaining to income tax claims. The total value of these individual contingencies that are able to be quantified amounts to US$155 (2023: US$287). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ disclosed below in this Note 9, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company, however we note that an unfavorable outcome of some or all of the specific matters could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future. For further details with respect to VEON’s uncertain tax provisions and tax risks, please refer to the ‘Accounting policies’ and ‘Source of estimation uncertainty’ disclosed below.
Income tax assets
The Company reported current income tax assets of US$63 (2023: US$58).
These tax assets mainly relate to advance tax payments in our operating companies which can only be offset against income tax liabilities in that relevant jurisdiction, in fiscal periods subsequent to the balance sheet date.
Income tax expense
Income tax expense consisted of the following for the years ended December 31:

	2024	2023	2022

Current income taxes
Current year	284	249	271
Adjustments in respect of previous years	7	13	10
Total current income taxes	291	262	281

Deferred income taxes
Movement of temporary differences and losses	(100)	(114)	(50)
Changes in tax rates	—	(4)	(4)
Changes in recognized deferred tax assets*	23	35	(117)
Adjustments in respect of previous years	3	1	(5)
Other	—	(1)	(36)
Total deferred tax benefit	(74)	(83)	(212)

Income tax expense	217	179	69
*In 2022, the increase of deferred tax assets is mainly driven by recognition of previously unrecognized historic losses due to positive outlook and business developments in our Bangladesh operations.

Effective tax rate
The table below outlines the reconciliation between the statutory tax rate of 9% in Dubai, United Arab Emirates in 2024, the statutory tax rate of 25.8% in the Netherlands in 2023 and 2022 and the effective income tax rates for the Group, together with the corresponding amounts, for the years ended December 31:

	2024	2023	2022	Explanatory notes

Profit / (loss) before tax from continuing operations	704	559	802
Income tax expense at statutory rates noted above	(63)	(144)	(207)

Difference due to the effects of:
Different tax rates in different jurisdictions	(72)	66	45	Certain jurisdictions in which VEON operates have income tax rates which are different to the statutory tax rate of the ultimate parent entity VEON Ltd. In 2024, VEON Ltd redomiciled from the Netherlands to UAE which has a statutory tax rate of 9%. Profitability in countries with higher tax rates (i.e., Kazakhstan, Ukraine, Uzbekistan, Pakistan.) has a negative impact on effective tax rate. In 2023 and 2022, VEON Ltd was a Dutch tax resident subject to the statutory tax rate of 25.8%. In previous years, profitability in countries with lower tax rates (i.e. Kazakhstan, Ukraine) had a positive impact on the effective tax rate, offset with profitability in countries with higher rates (i.e. Pakistan, Bangladesh).
Non-deductible expenses	(14)	(50)	(46)	The Group incurs certain expenses which are non-deductible in the relevant jurisdictions. Such expenses mainly include intra-group expenses (i.e. interest on internal loans), certain non-income tax charges (i.e. minimum tax regimes) and other.
Non-taxable income	40	30	11
In 2024, the non-taxable income of US$40 mainly relates to the sale of subsidiaries in Kazakhstan of US$17 and a liquidation of a Maltese subsidiary which resulted in non-taxable FOREX gain of US$21. In 2023, the non-taxable income is mainly driven by the non-taxable FOREX gains incurred by Dutch Holdings on sale of subsidiaries of US$25. In 2022, non-taxable income is mainly driven by reversal of previously unrecognized management fees in Uzbekistan.

Adjustments in respect of previous years	(10)	(14)	(6)
In 2024, the effect of prior year adjustments mainly relates to tax return true-ups. In 2023, the effect of prior year adjustments mainly relates to tax return true-ups and the effects of 6% Super tax in Pakistan introduced in 2023 which had a retrospective impact on 2022. In 2022, the effect of prior year adjustments mainly relates to tax return true-ups and the effects of 4% Super tax in Pakistan introduced in 2022 which had a retrospective impact on 2021.

Movements in (un)recognized deferred tax assets	(23)	(35)	117
In 2024 and 2023, the movements in (un)recognized deferred tax assets are primarily caused by tax losses and other credits mainly in the Netherlands and Luxembourg, for which no deferred tax asset has been recognized. In 2022, the movements primarily relates to holding entities in the Netherlands and deferred tax asset recognition on previously unrecognized losses in Bangladesh of US$108. The increase of deferred tax assets in Bangladesh is mainly driven by recognition of previously unrecognized historic losses due to positive outlook and business developments in our Bangladesh operations.

Withholding taxes	(45)	(32)	38
Withholding taxes (WHT) are recognized to the extent that dividends from foreign operations are expected to be paid in the foreseeable future. In 2024, the net WHT of US$(45) mainly comprises of dividends received and anticipated dividends to be paid out in the next 12 months (i.e., DTL on outside basis). In 2023, the net WHT of US$(32) mainly comprised of WHT on interest from Russia of US$(16) and US$(15) of WHT provided for as a deferred tax on outside basis during 2023 on the dividends planned to be paid out in 2024 mainly from Pakistan, Kazakhstan and Uzbekistan. In 2022, the net WHT benefit of US$38 comprising of reversal of WHT provided for as a deferred tax on outside basis during 2022 on the dividends planned to be paid out in 2023 mainly relating to Ukraine and Russia.

Uncertain tax positions	(26)	2	(25)
The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties (see ‘Source of estimation uncertainty’ below). In 2024, US$(26) mainly relates to the income tax exposure of the Dutch Fiscal Unity. During 2022, provisions were made for a dispute in Italy. The impact of movements in uncertain tax positions is presented net of any corresponding deferred tax assets recognized.

Change in income tax rate	—	4	4
Changes in tax rates impact the valuation of existing deferred tax assets and liabilities on temporary differences. In 2023, the statutory tax rate in Pakistan increased by 6% resulting in the total tax charge of 39%. In 2022, the statutory tax rate in Pakistan increased by 4% resulting in the total tax charge of 33%.

Other	(4)	(6)	—	In 2024, US$(4) mainly relates to minimum taxes in Pakistan. In 2023, others is impacted mainly by a CFC charge for US$(6).

Income tax expense	(217)	(179)	(69)

Effective tax rate	30.8%	32.0%	8.6%

Deferred taxes
The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2024	2023

Deferred tax assets	368	312
Deferred tax liabilities	(27)	(26)

Net deferred tax position	341	286

The following table shows the movements of net deferred tax positions in 2024:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	(48)	77	(1)	28
Intangible assets	64	(39)	(1)	24
Trade receivables	24	45	(2)	67
Provisions	12	5	—	17
Accounts payable	54	(43)	—	11
Withholding tax on undistributed earnings	(19)	—	—	(19)
Tax losses and other balances carried forwards	2,459	(137)	33	2,355
Non-recognized deferred tax assets	(2,277)	181	(41)	(2,137)
Other	17	(15)	(7)	(5)
Net deferred tax positions	286	74	(19)	341
The following table shows the movements of net deferred tax positions in 2023:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	(82)	23	11	(48)
Intangible assets	59	14	(9)	64
Trade receivables	21	5	(2)	24
Provisions	15	(2)	(1)	12
Accounts payable	36	25	(7)	54
Withholding tax on undistributed earnings	(29)	8	2	(19)
Tax losses and other balances carried forwards	2,600	149	(290)	2,459
Non-recognized deferred tax assets	(2,395)	(147)	265	(2,277)
Other	13	7	(3)	17
Net deferred tax positions	238	82	(34)	286

Unused tax losses and other credits carried forwards
VEON recognizes a deferred tax asset for unused tax losses and other credits carried forwards, to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2024	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	(473)	(473)
Recognized DTA	—	—	182	182
Non-recognized losses	—	(1,729)	(6,767)	(8,496)
Non-recognized DTA	—	413	1,639	2,052
Other credits carried forwards expiry
Recognized credits	(37)	—	—	(37)
Recognized DTA	37	—	—	37
Non-recognized credits	—	—	(332)	(332)
Non-recognized DTA	—	—	86	86

As of December 31, 2023	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	(388)	(388)
Recognized DTA	—	—	146	146
Non-recognized losses	—	(1,204)	(7,764)	(8,968)
Non-recognized DTA	—	300	1,951	2,251
Other credits carried forwards expiry
Recognized credits	(36)	—	—	(36)
Recognized DTA	36	—	—	36
Non-recognized credits	—	—	(97)	(97)
Non-recognized DTA	—	—	26	26

Losses mainly relate to our holding entities in Luxembourg (2024: US$6,932; 2023: US$6,232) and the Netherlands (2024: US$1,456; 2023: US$2,579).

VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$19 (2023: US$19), relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in its Pakistan, Uzbekistan and Kazakhstan operations.

As of December 31, 2024, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$6,422 (2023: US$6,241). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.
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
SOURCE OF ESTIMATION UNCERTAINTY
Tax risks
The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the frontier markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.
Any sudden and unforeseen amendments of tax laws or changes in the tax authorities’ interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of transfer pricing rules, Controlled Foreign Corporation (“CFC”) legislation and more strict tax residency rules).
Management believes that VEON has paid or accrued all taxes that are applicable. Where uncertainty exists, VEON has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax. The potential financial effect of such tax contingencies are disclosed in Note 8 and above in this Note 9, unless not practicable to do so.
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
The Group has accumulated US$8,969 of tax losses and US$369 of other tax attributes in various jurisdictions which can be carried-forward and taken into account for Pillar Two purposes.

INVESTING ACTIVITIES OF THE GROUP

10    SIGNIFICANT TRANSACTIONS
SIGNIFICANT TRANSACTIONS IN 2024
VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, VEON announced that it signed a share purchase agreement ("Kyrgyzstan SPA") for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. The Kyrgyzstan SPA expired on March 31, 2025.VEON is currently liaising with Kyrgyzstan public authorities regarding the regulatory approvals and the Government’s preemption right. As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the Kyrgyzstan SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for Kyrgyzstan operations. Refer to Note 11 for the detailed breakdown of the assets and liabilities held for sale relating to the Kyrgyzstan operations. Refer to Note 24 for further developments with respect to the planned sale.
Sale of TNS+ in Kazakhstan
On May 28, 2024, VEON announced that it signed a share purchase agreement ("TNS+ SPA") for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+"), included within the Kazakhstan operating segment, to its joint venture partner, the DAR group of companies for total consideration of US$138. As a result of this anticipated transaction and assessment that control of TNS+ will be transferred, as from the date of the TNS+ SPA signing, the Company classified its TNS+ operations as held for sale and thereafter, the Company no longer accounted for depreciation and amortization for TNS+ operations. The closing of the transaction was subject to customary regulatory approvals in Kazakhstan which were subsequently obtained. Accordingly, the sale was completed on September 30, 2024 and the Company recognized a US$66 gain on disposal of TNS+, which includes the recycling of currency translation reserve in the amount of US$44. In November 2024, the Company received US$38 of the total consideration and the remaining US$100 was received in February 2025. Refer to Note 11 for the detailed breakdown of the result of the disposal of TNS+.

SIGNIFICANT TRANSACTIONS IN 2023 AND 2022
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
The financial impact of the sale of our Russian operations is a loss of US$3,746 recorded within (Loss) / Profit after Tax from Discontinued Operations in the Consolidated Income Statement, primarily due to US$3,414 of cumulative currency translation losses which accumulated in equity through other comprehensive income and recycled through the consolidated income statement on the date of the disposal. Overall, the sale of the Russian Operations resulted in significant deleveraging of VEON’s balance sheet. For further details, refer to Note 11.
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
Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the ongoing war in Ukraine (refer to Note 16 ) and other macroeconomic conditions, resulted in the devaluation of exchange rates in the countries in which VEON operates, particularly in Pakistan and Russia. While the UAH to USD foreign exchange rate have been relatively stable during 2023 given the ongoing circumstances in Ukraine, there is a continued risk of a significant Ukrainian hryvnia (“UAH”) to USD depreciation. This risk has been partially mitigated by investment of excess cash in USD denominated domestic Ukrainian sovereign bonds. Refer to Note 19 for further details on foreign currency risk and Note 16 for further details on the Ukrainian sovereign bonds. As such, in the twelve-months ended December 31, 2023, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$598 (2022:US$480) recorded against the foreign currency translation reserve in the consolidated statement of comprehensive income.
Announced sale of Russia operations
On November 24, 2022, VEON entered into an agreement to sell VEON’s Russian operations to certain senior members of the management team of VimpelCom, led by the CEO at the time, Aleksander Torbakhov. Under the agreement, VEON will receive consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023). The SPA contains provisions amongst others that in the event Vimpelcom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction is subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (the United States, the United Kingdom, the European Union, and Bermuda) for the proposed structure of the sale. As of July 24, 2023, Russian regulatory approvals have been obtained as well as the OFAC license and required authorizations from the United Kingdom and Bermudan authorities. The remaining closing conditions to be satisfied include any required license from the European Union or any required consent from VEON creditors in order to cancel the debt provided as consideration and/or complete the sale. The transaction is expected to be completed in 2023.
As a result of the expected disposal, VEON has classified its Russian operations as held-for-sale and discontinued operations upon the signing of the agreement on November 24, 2022. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the assets of its Russian operations. The results for Russian operations in the consolidated income statements and the consolidated statements of cash flows for 2022, 2021 and 2020 were presented separately. For further details of the transaction, refer to Note 11.
Sale of Algeria operations
On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the shareholders' agreement, the transaction was completed on August 5, 2022 for a sales price of US$682 in cash. For further details of the transaction, refer to Note 11.
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

11    HELD FOR SALE AND DISCONTINUED OPERATIONS
Sale of stake in Beeline Kyrgyzstan
As disclosed in Note 10, the following table provides the details of the Kyrgyzstan assets and liabilities classified as held-for-sale as of December 31, 2024:

Kyrgyzstan
Non-current assets
Property and equipment	34
Intangible assets excl. goodwill	11
Other non-current assets	3

Other current assets
Inventories	1
Trade and other receivables	4
Cash and cash equivalents	14
Other current assets	5
Total assets held for sale	72

Non-current liabilities
Debt and Derivatives	7
Other non-current liabilities	1

Current liabilities
Trade and other payables	12
Other non-financial liabilities	8
Total liabilities held for sale	28
Net assets of the held for sale operations of Kyrgyzstan include US$98 of cumulative currency translation losses as of December 31, 2024, which is accumulated in equity through other comprehensive income and will be recycled through the consolidated income statement upon the completion of the sale.
The fair value less cost of disposal (“FVLCD”) for the Kyrgyzstan operations as of December 31, 2024 was based on the sales consideration as reflected in the SPA signed on March 26, 2024 (Level 2 in the fair value hierarchy). The fair value represented by the SPA exceeded the carrying value of the Kyrgyzstan CGU as of December 31, 2024, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of Kyrgyzstan operations subsequent to its measurement as held for sale.

Sale of TNS+ in Kazakhstan
The following table shows the assets and liabilities disposed of as the sale completion date, September 30, 2024:

September 30, 2024
Non-current assets
Property and equipment	47
Intangible assets	1
Deferred tax assets	2
Other non-current assets	1

Current assets
Trade and other receivables	32
Other current assets	2
Cash and cash equivalents	2

Total assets disposed	87

Non-current liabilities
Debt and Derivatives	7
Other non-current liabilities	8

Current liabilities
Trade and other payables	12
Other non-financial liabilities	10
Total liabilities disposed	37
The following table shows the results for the disposal of TNS+ as of December 31, 2024:

2024
Total consideration to be settled in cash	138
Carrying amount of net assets at disposal *	(50)
Gain on sale before reclassification of foreign currency translation reserve and non-controlling interests	88
Derecognition of non-controlling interest	22
Reclassification of foreign currency translation reserve	(44)
Gain on disposal of TNS+	66
* Net assets include US$2 relating to cash and cash equivalents at disposal.

The following table provides the details of loss after tax from discontinued operations and disposals of discontinued operations for the periods ended December 31:

	2023	2022

Russia
Profit / (loss) after tax for the period	916	(164)
Loss on disposal	(3,746)	—
Algeria
Profit after tax for the period	—	144
Loss on disposal	—	(722)

Total loss after tax from discontinued operations and disposals of discontinued operations	(2,830)	(742)
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

The following table shows the assets and liabilities disposed on October 9, 2023 relating to Russia operations as of:

October 9, 2023
Non-current assets
Property and equipment	3,216
Intangible assets excl. goodwill	386
Goodwill	155
Deferred tax assets	72
Other non-current assets	1,328

Current assets
Inventories	53
Trade and other receivables	287
Other current assets	839

Total assets disposed	6,336

Non-current liabilities
Debt and Derivatives	3,641
Other non-current liabilities	26

Current liabilities
Trade and other payables	494
Debt & Derivatives	233
Other non-financial liabilities	300
Total liabilities disposed	4,694
The following table shows the profit / (loss) and other comprehensive income relating to Russia operations for the periods ended December 31 and as of date of disposal:

Income statement and statement of comprehensive income	October 9, 2023	2022

Operating revenue	2,780	4,277
Operating expenses **	(1,865)	(3,993)
Other expenses	42	(424)
Profit / (loss) before tax for the period	957	(140)
Income tax expense	(41)	(24)
Profit / (loss) after tax for the period	916	(164)

Other comprehensive loss*	(421)	(29)
Total comprehensive income / (loss)	495	(193)
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

	March 31, 2022 ***
Key assumptions – Russia CGU	Explicit forecast period	Terminal period	Combined average *

Discount rate	—%	—%	20.5%
Average annual revenue growth rate	6.2%	1.6%	5.5%
Average operating margin	32.4%	35.0%	32.8%
Average CAPEX / revenue **	20.3%	18.0%	19.9%
* Combined average for 2022 is based on an explicit forecast period consisting of five years forecast plus the latest estimate for 2022 (2022-2027), and terminal period in 2028 (for 2020 being 2021-2025 with terminal period 2026).
** CAPEX excludes licenses and ROU assets.

*** The growth rates as of March 31, 2022, in the explicit forecast period and the combined average, were revised to conform the growth rates applied in the calculation of the recoverable amount in the first quarter of 2022.
The fair value less cost of disposal for Russian operations as of September 30, 2022 (date of the annual impairment test) was based on the expected sales proceeds from third party bids which have been substantiated by the share price consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023) reflected in the SPA signed on November 24, 2022 (Level 2 in the fair value hierarchy). The fair value represented by the SPA exceeded the carrying value of the Russia CGU as of September 30, 2022, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of Russian operations subsequent to its measurement as held for sale and discontinued operations.
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
The following table shows the assets and liabilities disposed in 2022 relating to Algeria as of:

August 5, 2022
Non-current assets
Property and equipment	555
Intangible assets excl. goodwill	120
Goodwill	953
Deferred tax assets	35

Current assets
Other current assets	234
Total assets disposed	1,897

Non-current liabilities	91
Current liabilities	276
Total liabilities disposed	367
The following table shows the profit and other comprehensive income relating to Algeria operations as of date of disposal:

Income statement and statement of comprehensive income	August 5, 2022

Operating revenue	378
Operating expenses	(212)
Other expenses	(7)
Profit before tax for the period	159
Income tax expense	(15)
Profit after tax for the period	144

Other comprehensive loss*	(65)
Total comprehensive income	79
*Other comprehensive income is relating to the foreign currency translation of discontinued operations.

The following table shows the results for the disposal of the Algeria operations as of December 31, 2022:

2022
Consideration received in cash	682
Carrying amount of net assets at disposal *	(1,530)
De-recognition of non-controlling interest	824
Loss on sale before reclassification of foreign currency translation reserve	(24)
Reclassification of foreign currency translation reserve	(698)
Net loss on disposal of Algeria operations	(722)
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

12    IMPAIRMENT OF ASSETS
Property and equipment and intangible assets are tested regularly for impairment. The Company assesses, at the end of each reporting period, whether any indicators exist that an asset may be impaired (i.e., asset becoming idle, damaged or no longer in use). If there are such indicators, the Company estimates the recoverable amount of the asset. Impairment losses of continuing operations are recognized in the income statement in a separate line item.
Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. Refer to Note 14 for an overview of the carrying value of goodwill per cash-generating unit (“CGU”). The Company’s impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers the relationship between its market capitalization and its book value, as well as its weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.
The Kyrgyzstan operations were classified as Assets Held for Sale in 2024. For details regarding the sale of Beeline Kyrgyzstan and the 2024 impairment assessment of the disposal group’s assets and liabilities, refer to Note 11.
The Russia and Algeria CGUs were classified as Assets Held for Sale and Discontinued Operations in 2022 and 2021, respectively. For details regarding the sales completed in 2023 and 2022, respectively, and the impairment assessments for these CGUs including impairment charges recorded related to CGU Russia, refer to Note 11.
Impairment losses / (reversals), net in 2024

	Property and equipment	Total impairment / (reversal)
2024
Ukraine	3	3
	3	3
The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2024 and subsequently assessed for indicators of impairment or reversal of impairment as of December 31, 2024.
CGU Bangladesh is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, the CGU has limited headroom following the reversal of impairment in 2022 and is continuously monitored. We therefore performed valuation sensitivity tests to assess if a further impairment or reversal of impairment was required. Based on the assessment performed, we concluded that no impairment nor reversal was identified for CGU Bangladesh or any CGU.
Impairment losses / (reversals), net in 2023

	Property and equipment	Total impairment / (reversal)
2023
Ukraine	1	1
Other*	(7)	(7)
	(6)	(6)
.* This includes net impairment reversals on telecommunication equipment in Kazakhstan

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
Impairment losses / (reversals), net in 2022

	Property and equipment	Intangible assets	Other	Total impairment / (reversal)
2022
Bangladesh	(32)	(68)	—	(100)
Kyrgyzstan*	(29)	(9)	(11)	(49)
Ukraine **	35	1	—	36
Other	7	(1)	—	6
	(19)	(77)	(11)	(107)

*As of December 31, 2024 CGU Kyrgyzstan is reported as held for sale. For details regarding the assessment of the sale of Beeline Kyrgyzstan and impairment of assets held for sale, refer to Note 11.
**This includes net impairment to property and equipment as a result of physical damage to sites in Ukraine caused by the ongoing war in Ukraine.
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
Kyrgyzstan CGU
As of September 30, 2022 the Company assessed triggers and performed valuation tests to check if a further impairment or reversal of impairment was required (previously for this CGU an impairment loss of US$64 had been recorded in 2020).

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

	Discount rate (local currency)
	2024	2023	2022

Pakistan	16.9%	19.6%	19.5%
Bangladesh	12.9%	13.9%	14.6%
Kazakhstan	11.4%	12.9%	13.8%
Uzbekistan	12.8%	14.7%	15.8%
Ukraine	17.7%	20.8%	21.7%
Kyrgyzstan*	—%	17.0%	19.0%

*For 2024 impairment assessment for Kyrgyzstan, refer to Note 11.
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

	Average annual revenue growth rate during forecast period[1]			Terminal growth rate
	2024	2023	2022	2024	2023	2022

Pakistan	15.7%	16.5%	12.0%	4.0%	4.0%	4.0%
Bangladesh	11.9%	12.9%	12.6%	3.5%	3.5%	3.5%
Kazakhstan	10.4%	13.2%	12.3%	1.0%	1.0%	1.0%
Uzbekistan	17.9%	22.3%	19.3%	2.5%	2.5%	2.5%
Ukraine	9.8%	8.8%	8.6%	1.0%	1.0%	1.0%
Kyrgyzstan**	—%	11.8%	11.4%	—%	3.0%	3.0%

1The forecast period is the explicit forecast period of five years: for 2024 being 2025-2029 with terminal period in 2030; for comparative period 2023 being 2024-2028 with terminal period in 2029; for comparative period 2022 being 2023-2027 and terminal period in 2028.

**For 2024 impairment assessment for Kyrgyzstan, refer to Note 11.
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

	Average operating margin during the forecast period [1]			Terminal period operating margin
	2024	2023	2022	2024	2023	2022

Pakistan	39.6%	43.6%	40.9%	40.0%	40.0%	40.0%
Bangladesh	28.9%	30.7%	32.6%	33.5%	33.5%	36.3%
Kazakhstan	46.0%	49.5%	49.2%	45.0%	45.0%	45.0%
Uzbekistan	36.5%	40.0%	43.6%	40.0%	40.0%	41.0%
Ukraine	52.4%	51.8%	51.2%	50.0%	50.0%	50.0%
Kyrgyzstan**	—%	36.2%	36.7%	—%	33.5%	33.7%

1The forecast period is the explicit forecast period of five years: for 2024 being 2025-2029 with terminal period in 2030; for comparative period 2023 being 2024-2028 with terminal period in 2029; for comparative period 2022 being 2023-2027 and terminal period in 2028.

**For 2024 impairment assessment for Kyrgyzstan, refer to Note 11.
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

	Average CAPEX as a percentage of revenue during the forecast period[1]			Terminal period[1] CAPEX as a percentage of revenue
	2024	2023	2022	2024	2023	2022

Pakistan	11.5%	11.3%	15.8%	14.0%	14.0%	16.0%
Bangladesh	13.7%	17.6%	18.0%	17.0%	17.0%	17.0%
Kazakhstan	16.1%	16.0%	18.6%	17.5%	17.5%	18.5%
Uzbekistan	19.7%	22.1%	18.0%	20.0%	20.0%	20.0%
Ukraine	21.5%	19.1%	18.9%	20.0%	20.0%	20.0%
Kyrgyzstan**	—%	17.7%	20.1%	—%	21.0%	23.0%

1The forecast period is the explicit forecast period of five years: for 2024 being 2025-2029 with terminal period in 2030; for comparative period 2023 being 2024-2028 with terminal period in 2029; for comparative period 2022 being 2023-2027 and terminal period in 2028.

**For 2024 impairment assessment for Kyrgyzstan, refer to Note 11

SENSITIVITY TO CHANGES IN ASSUMPTIONS
The following table pertains to the reversals of impairment recognized in 2022 for the Bangladesh and Kyrgyzstan CGU’s and illustrates the potential change in reversal of impairment if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods ('+/- 1.0 pp').
Any additional adverse changes in the key parameters by more than one percentage point would change the amount of impairment reversal approximately proportionally.

	Bangladesh				Kyrgyzstan
Sensitivity analysis	Assumption used *		+/- 1.0 pp		Assumption used *	+/- 1.0 pp

Discount rate	14.6%		15.6%		19.0%	20.0%
Change in key assumption	—	pp	1.0	pp	—%	1.0%
Decrease in headroom	—		(42)		—	—

Average annual revenue growth rate	11.1%		10.1%		10.0%	9.0%
Change in key assumption	—	pp	(1.0)	pp	—%	(1.0)%
Decrease in headroom	—		(26)		—	(1)

Average operating margin	33.2%		32.2%		36.2%	35.2%
Change in key assumption	—	pp	(1.0)	pp	—%	(1.0)%
Decrease in headroom	—		(40)		—	(4)

Average CAPEX / revenue**	17.8%		18.8%		20.6%	21.6%
Change in key assumption	—	pp	1.0	pp	—%	1.0%
Decrease in headroom	—		(52)		—	(4)

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
A significant part of the Group’s operations is in countries with frontier markets. The political and economic situation in these countries may change rapidly and recession may potentially have a significant impact on these countries. On-going recessionary effects in the world economy, including geopolitical situations and increased macroeconomic risks impact our assessment of cash flow forecasts and the discount rates applied.
There are significant variations between different markets with respect to growth, mobile penetration, ARPU, market share and similar parameters, resulting in differences in operating margins. The future development of operating margins is important in the Group’s impairment assessments.

13    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the years ended December 31:

Net book value	Telecomm-unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets	Total

As of January 1, 2023	1,698	61	97	286	706	2,848

Additions	79	3	31	438	318	869
Disposals	(1)	—	(3)	4	(28)	(28)
Depreciation charge for the year	(349)	(6)	(26)	—	(146)	(527)
Divestment and reclassification as held for sale	(12)	—	(1)	—	—	(13)
Impairment	(3)	—	(3)	(2)	—	(8)
Impairment reversal	2	—	—	10	2	14
Transfers	456	7	12	(492)	—	(17)
Modifications of right-of-use assets	—	—	—	—	29	29
Translation adjustment	(182)	(4)	(5)	(18)	(60)	(269)

As of December 31, 2023	1,688	61	102	226	821	2,898

Additions	82	3	29	572	200	886
Disposals	(11)	—	(5)	—	(12)	(28)
Depreciation charge for the year	(335)	(8)	(31)	—	(155)	(529)
Divestment and reclassification as held for sale **	(44)	—	(9)	(21)	(7)	(81)
Impairment	(3)	—	—	(2)	(1)	(6)
Impairment reversal	1	—	—	1	1	3
Transfers	433	22	26	(493)	(10)	(22)
Modifications of right-of-use assets	—	—	—	—	84	84
Translation adjustment	(97)	(6)	(10)	(16)	(60)	(189)

As of December 31, 2024	1,714	72	102	267	861	3,016
Cost	4,508	163	359	280	1,370	6,680
Accumulated depreciation and impairment	(2,794)	(91)	(257)	(13)	(509)	(3,664)

** This relates to the classification of Kyrgyzstan as held-for-sale and sale of TNS+ in Kazakhstan as explained in Note 11.
There were no material changes in estimates related to property and equipment in 2024 and 2023.
Property and equipment include assets in use in the amount of US$488 (2023: US$419) which were not paid for as of year-end.
Property and equipment pledged as security for bank borrowings amounts to US$637 as of December 31, 2024 (2023: US$575), and primarily relate to liens securing borrowings of PMCL.

The following table summarizes the movement in the net book value of right-of-use assets ("ROU") for the year ended December 31:

Net book value	ROU - Telecommunications Equipment	ROU - Land, Buildings and Constructions	ROU - Office and Other Equipment	Total

As of January 1, 2023	661	44	1	706

Additions	271	32	15	318
Disposals	(25)	(3)	—	(28)
Depreciation charge for the year	(131)	(13)	(2)	(146)
Impairment reversal	2	—	—	2
Transfers	1	(1)	—	—
Modifications and reassessments	25	5	(1)	29
Translation adjustment	(57)	(3)	—	(60)

As of December 31, 2023	747	61	13	821

Additions	167	23	10	200
Disposals	(8)	(4)	—	(12)
Depreciation charge for the year	(133)	(17)	(5)	(155)
Divestment and reclassification as held for sale	(4)	(3)	—	(7)
Impairment	(1)	—	—	(1)
Impairment reversal	1	—	—	1
Transfers	(9)	(1)	—	(10)
Modifications and reassessments	69	15	—	84
Translation adjustment	(53)	(6)	(1)	(60)

As of December 31, 2024	776	68	17	861
Cost	1,234	111	25	1,370
Accumulated depreciation and impairment	(458)	(43)	(8)	(509)

COMMITMENTS
Capital commitments for the future purchase of equipment are as follows as of December 31:

	2024	2023

Less than 1 year	178	139

Total commitments	178	139
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
The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, historical and expected replacements or transfer of assets and quality of components used. Estimated useful life for right-of-use assets is directly impacted by the equivalent lease term, refer to Note 17 for more information regarding Source of estimation uncertainty for lease terms.

14    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommuni-cation licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total

As of January 1, 2023	1,334	169	7	54	2	394	1,960

Additions	4	92	—	—	5	—	101
Amortization charge for the year	(131)	(67)	(3)	(6)	(1)	—	(208)
Transfer and reclassification	(1)	7	—	—	(1)	—	5
Translation adjustment	(180)	(8)	—	(6)	—	(45)	(239)

As of December 31, 2023	1,026	193	4	42	5	349	1,619

Additions	35	52	—	2	81	—	170
Disposals	—	(4)	—	—	(1)	—	(5)
Amortization charge for the year	(125)	(63)	(2)	(6)	(3)	—	(199)
Divestment and reclassification as held for sale *	(4)	(8)	—	—	—	—	(12)
Transfer and reclassification	—	58	—	—	(60)	6	4
Translation adjustment	(29)	(18)	(1)	(2)	—	(17)	(67)

As of December 31, 2024	903	210	1	36	22	338	1,510
Cost	1,865	658	157	277	33	1,067	4,057
Accumulated amortization and impairment	(962)	(448)	(156)	(241)	(11)	(729)	(2,547)

* This relates to the classification of Kyrgyzstan as held-for-sale and sale of TNS+ in Kazakhstan as explained in Note 1
During 2024 and 2023, there were no material changes in estimates related to intangible assets.
Intangible assets include assets in use in the amount of US$17 (2023: US$33), which were not yet paid for as of year-end.
GOODWILL
During the year, the movement in goodwill for the Group, per CGU, consisted of the following:

CGU*	December 31, 2024	Translation adjustment	Transfer and reclassification	December 31, 2023

Pakistan	183	4	—	179
Kazakhstan	112	(17)	—	129
Ukraine	14	(2)	6	10
Uzbekistan	29	(2)	—	31

Total	338	(17)	6	349
* There is no goodwill allocated to the CGUs of Bangladesh or Kyrgyzstan.

CGU*	December 31, 2023	Translation adjustment	December 31, 2022

Pakistan	179	(44)	223
Kazakhstan	129	2	127
Ukraine	10	—	10
Uzbekistan	31	(3)	34

Total	349	(45)	394
* There is no goodwill allocated to the CGUs of Bangladesh or Kyrgyzstan.

COMMITMENTS
Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2024	2023

Less than 1 year	15	9

Total commitments	15	9

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
Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized. Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired. See Note 12 for further details.
SOURCE OF ESTIMATION UNCERTAINTY
Refer also to Note 13 for further details regarding source of estimation uncertainty.
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

15    INVESTMENTS IN SUBSIDIARIES
The Company held investments in material subsidiaries for the years ended December 31 as detailed in the table below. The equity interest presented represents the economic rights available to the Company.

			Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2024	2023

VEON Amsterdam B.V.	Netherlands	Holding	100.0%	100.0%
VEON Holdings B.V.**	Netherlands	Holding	100.0%	100.0%
JSC “Kyivstar” *	Ukraine	Operating	100.0%	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%	100.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%	100.0%
LLC “Sky Mobile” ***	Kyrgyzstan	Operating	50.1%	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%	99.6%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%	100.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%	100.0%
VEON Group Holding Company Limited	Dubai	Branch	100.0%	100.0%

* Based on the development with respect to the freezing of VEON’s corporate rights in Kyivstar as discussed in Note 1, VEON assessed whether the court order and subsequent motions result in an event that VEON has lost control over Kyivstar and concluded that, under the requirements of relevant reporting standards, VEON continues to control Kyivstar and as such, will continue to consolidate Kyivstar in these financial statements.
** On April 8, 2025, we completed a partial Dutch statutory demerger of VEON Holdings B.V. (“VEON Holdings”) pursuant article 2:334a paragraph 3 of the Dutch Civil Code, as a result of which VEON Holdings’s previously-held interests in its subsidiaries (along with other assets, liabilities and contracts) were allocated among VEON Holdings and two newly-incorporated entities, VEON MidCo B.V. and VEON Intermediate Holdings B.V. Effective April 8, 2025: (i) VEON Holdings’s only subsidiary is JSC Kyivstar; (ii) VEON MidCo B.V. holds the interests in VEON’s operating subsidiaries and other key assets; and (iii) VEON Intermediate Holdings holds the interests in VEON’s non-core assets and subsidiaries.

***LLC “Sky Mobile” was classified as held-for-sale as of December 31, 2024. See Note 11.

Certain of the Group’s subsidiaries are subject to restrictions that impact their ability to distribute dividends. For example, the Group faces certain restrictions from paying dividends where it is subject to withholding tax, primarily in Pakistan, Kazakhstan and Uzbekistan. The total amount of dividend restrictions amounts to US$231 (2023: US$254).

MATERIAL PARTLY-OWNED SUBSIDIARIES

Financial information of subsidiaries that have material non-controlling interests (“NCIs”) is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit / (loss) attributable to material NCIs
Name of significant subsidiary	2024	2023	2024	2023	2024	2023

LLP “KaR-Tel” (“KaR-Tel”)	25.0%	25.0%	58	94	51	50

The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 is detailed below.

Summarized income statement

	KaR-Tel
	2024	2023	2022

Operating revenue	774	692	571
Operating expenses	(487)	(423)	(403)
Other expenses	(28)	(11)	(12)
Profit before tax	259	258	156
Income tax expense	(57)	(57)	(33)
Profit for the year	202	201	123
Total comprehensive income	202	201	123
Attributed to NCIs	51	50	31

Summarized statement of financial position

	KaR-Tel
	2024	2023

Property and equipment	532	455
Intangible assets	160	188
Other non-current assets	41	37
Trade and other receivables	33	39
Cash and cash equivalents	51	68
Other current assets	33	24
Debt and derivatives	(358)	(210)
Provisions	(8)	(10)
Other liabilities	(253)	(216)

Total equity	231	375

Attributed to:
Equity holders of the parent	173	281
Non-controlling interests	58	94

Summarized statement of cash flows

	KaR-Tel
	2024	2023	2022

Net operating cash flows	338	308	243
Net investing cash flows	(112)	(117)	(127)
Net financing cash flows	(236)	(166)	(117)
Net foreign exchange difference	(8)	—	(3)
Net (decrease) / increase in cash equivalents	(18)	25	(4)

SIGNIFICANT ACCOUNTING JUDGEMENTS
Control over subsidiaries
Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. In certain circumstances, significant judgement is required to assess if the Company is deemed to have control over entities where the Company’s ownership interest does not exceed 50%.

FINANCING ACTIVITIES OF THE GROUP

16    OTHER NON-OPERATING GAIN, NET
Other non-operating gains / (losses), net consisted of the following for the years ended December 31:

	2024	2023	2022

Change of fair value of other derivatives	—	(1)	10
Gain from money market funds	37	75	29
Loss from other financial assets	—	(48)	—
Other losses	(6)	(6)	(30)
Other non-operating gain, net	31	20	9
In 2023, the loss from other financial assets relates to the impairment of a receivable with respect to the repurchase of VEON Holdings debt. Refer to Note 17.

17    INVESTMENTS, DEBT AND DERIVATIVES
INVESTMENTS AND DERIVATIVES
The Company holds the following investments and derivatives assets as of December 31:

	Carrying value
	2024	2023

At fair value
Other investments	30	41
	30	41

At amortized cost
Security deposits and cash collateral	117	103
Bank deposits	2	3
Other investments	273	339
	392	445

Total investments and derivatives	422	486
Non-current	65	53
Current	357	433

Security deposits and cash collateral
Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$32 (2023: US$39) and restricted cash of US$63 (2023: US$57) which are mainly held at our banking operations in Pakistan and our operating company in Ukraine.
Other Investments
Other investments at fair value are measured at fair value through other comprehensive income and relate to investments held in Pakistan US$4 (2023: US$11) and Bangladesh US$26 (2023: US$30). As a result of revaluations, a US$11 loss was recorded during the year.
Other investments at amortized cost include a US$69 (2023: US$64) loan granted by VIP Kazakhstan Holding AG to minority shareholder Crowell Investments Limited, US$30 (2023: US$150) sovereign bonds held by our operating company in Ukraine, US$100 (2023: nil) related to deferred purchase consideration for the sale of the Company’s stake in TNS+ (refer to Note 11 for further details) and US$27 (2023: US$3) investment in Pakistan sovereign bonds and US$42 (2023: US$26) short term lending at our banking operations in Pakistan. In 2023, Other investments at amortized cost also included the deferred receivable related to the sale of Russia of US$72.

DEBT AND DERIVATIVES
The Company holds the following outstanding debt and derivatives liabilities as of December 31:

	Carrying value
	2024	2023

At fair value
Derivatives not designated as hedges	—	1
	—	1

At amortized cost
Borrowing, of which	3,348	3,708
i) Principal amount outstanding	3,265	3,560
ii) Other Borrowings	83	148
Interest accrued	57	83
Discounts, unamortized fees	(12)	(6)
Bank loans and bonds	3,393	3,785

Lease liabilities	1,030	977
Other financial liabilities	271	393
	4,694	5,155

Total debt and derivatives	4,694	5,156
Non-current	3,028	3,464
Current	1,666	1,692

Other borrowings includes long-term capex accounts payables US$83 (2023: US$88), deferred consideration of US$ nil (2023: US$72) related to the sale of Russian operations and its related foreign currency exchange gain of US$ nil (2023: US$12).

Bank loans and bonds
The Company had the following principal amounts outstanding for interest-bearing bank loans, bonds and long term payables classified as borrowings at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2024	2023

VEON Holdings B.V.	Revolving Credit Facility	None	USD	SOFR + 1.50%	2024	—	692
VEON Holdings B.V.	Revolving Credit Facility	None	USD	SOFR + 1.50%	2024	—	363
VEON Holdings B.V.*	Notes	None	USD	4.00%	2025	472	556
VEON Holdings B.V.	Notes	None	RUB	6.30%	2025	77	102
VEON Holdings B.V.	Notes	None	RUB	6.50%	2025	—	37
VEON Holdings B.V.	Notes	None	RUB	8.13%	2026	—	15
VEON Holdings B.V.**	Notes	None	USD	3.38%	2027	1,014	1,093
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	None	USD	4.00%	2025	24	—
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	None	RUB	6.30%	2025	12	—
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	None	USD	3.38%	2027	69	—
PMCL	Short-term Loan	None	PKR	3M KIBOR - 3.00%	Feb-Mar 2025	108	—
PMCL	Short-term Loan	None	PKR	6M KIBOR - 3.00%	May-Jun 2025	194	—
PMCL	Notes	None	PKR	3M KIBOR - 0.10%	Apr 2025	54	—
PMCL	Loan	None	PKR	6M KIBOR +0.55%	2026	87	128
PMCL	Loan	None	PKR	6M KIBOR + 0.55%	2028	47	53
PMCL	Loan	None	PKR	3M KIBOR + 0.60%	2031	180	178
PMCL	Loan	None	PKR	6M KIBOR +0.60%	2032	143	142
PMCL	Loan	None	PKR	6M KIBOR +0.60%	2034	232	—
PMCL	Loan	None	PKR	6M KIBOR +0.60%	2034	54	—
PMCL	Other	None	PKR			25	—
Banglalink	Loan	None	BDT	Average bank deposit rate + 4.25%	2027	53	81
Banglalink	Loan	None	BDT	7.00% to 12.00%	2028	56	46
Banglalink	Other	None				105	—
KaR-Tel	Loan	None	KZT	17.25% - 18.50%	2026	26	22
KaR-Tel	Loan	None	KZT	15.50% - 16.50%	2029	40	—
KaR-Tel	Other	None				61	—
Unitel LLC	Loan	None	UZS	20.00% to 22.00%	2027	29	12
Unitel LLC	Loan	None	UZS	25.80%	2026	15	—
Unitel LLC	Other					77	—

	Other bank loans and borrowings					94	187

	Total bank loans and bonds ***					3,348	3,707
*As of the date of this Annual Report on Form 20-F, such notes have been repaid.
** As a result of the consent solicitation in January 2025, which went into effect on April 8, 2025, the current issuer of the these notes is VEON MidCo B.V.
***Such total does not reflect the US$210 term loan signed in March 2025. The borrower under the loan is VEON MidCo. Following the demerger of VEON Holdings and after the June 2024 maturities, the obligor under outstanding group debt obligations will be VEON MidCo. B.V. given the listing of our Ukrainian operations is contemplated to be at parent entity of VEON Holdings B.V.

SIGNIFICANT CHANGES IN DEBT AND DERIVATIVES
Reconciliation of cash flows from financing activities

	Bank loans and bonds	Lease liabilities	Total

Balance as of January 1, 2023	6,764	806	7,570

Cash flows
Proceeds from borrowings, net of fees paid	194	—	194
Repayment of debt	(964)	(147)	(1,111)
Interest paid	(370)	(119)	(489)

Non-cash movements
Interest and fee accruals	355	112	467
Lease additions, disposals, impairment and modifications	171	430	601
Foreign currency translation	(276)	(77)	(353)
Reclassification related to bank loans and bonds *	(2,064)	—	(2,064)
Other non-cash movements	(25)	(28)	(53)

Balance as of December 31, 2023	3,785	977	4,762

Cash flows
Proceeds from borrowings, net of fees paid	955	—	955
Repayment of debt	(1,333)	(150)	(1,483)
Interest paid	(314)	(117)	(431)

Non-cash and other non financing movements
Interest and fee accruals	346	119	465
Lease additions, disposals, impairment and modifications	—	295	295
Held for sale - Note 11	(3)	—	(3)
Foreign currency translation	(32)	(68)	(100)
Reclassification related to bank loans and bonds *	4	—	4
Other non-cash/ other non financing movements	(15)	(26)	(41)

Balance as of December 31, 2024	3,393	1,030	4,423
*This primarily relates to the purchase of VEON group debt, refer to discussion below.
FINANCING ACTIVITIES 2024
Banglalink Digital Communications Ltd. ("BDCL") syndicated credit facility
BDCL utilized the remaining BDT 3 billion (US$27) under its existing syndicated credit facility of BDT 8 billion (US$73) during January 2024 and February 2024.
VEON Holdings B.V. Revolving Credit Facility ("RCF")
During February 2024, the Company repaid US$250 of RCF commitments due to mature in March 2024. In March 2024, the Company repaid the remaining amount US$805, originally due in March 2025 and cancelled the RCF.
Issuance of PKR Sukuk bond by Pakistan Mobile Communication Limited ("PMCL")
In April 2024, PMCL issued a short term PKR sukuk bond of PKR 15 billion (US$52) and issued second short-term PKR sukuk bond of PKR 15 billion (US$54) in October 2024 having a maturity of six months for both the bonds. The proceeds of second issuance were used to refinance the first issuance. The coupon rate was three months Karachi Interbank Offered Rate (KIBOR) plus 25 bps and three months KIBOR minus 10 bps per annum respectively.
Pakistan Mobile Communication Limited ("PMCL") syndicated credit facility
In May 2024, PMCL secured a syndicated credit facility of up to PKR 75 billion (US$270) including green shoe option of PKR 15 billion (US$54)with a tenor of 10 years. PMCL utilized PKR 65 billion (US$232) from this facility through drawdowns in May, June and July 2024.
PMCL bilateral credit facilities
In May 2024, PMCL utilized PKR 15 billion (US$54) from three bilateral ten years credit facilities of PKR 5 billion (US$18) each from different banks.
VEON Holdings B.V. consent solicitations to noteholders
In April 2024, VEON Holdings B.V. (“VEON Holdings”) launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of VEON Holdings for the years ended December 31, 2023 and December 31, 2024 on a reasonable best efforts basis to

December 31, 2024 and December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding and were not exchanged.
Consent was achieved on the April 2025, June 2025 and November 2027 notes and VEON Holdings subsequently issued new notes with identical maturities to the April 2025, June 2025 and November 2027 notes (any such new notes, the "New Notes") to the noteholders who participated in the consent process and tendered the original notes (“Old Notes”) which were exchanged for the New Notes and subsequently (economically) canceled. For the September 2025 and September 2026 notes, VEON Holdings was unable to achieve consent and executed an early redemption and fully repaid notes on June 18, 2024. The aggregate cash outflow including premium was RUB 5 billion (US$53).
VEON Holdings has continued and will need to continue to provide the remaining holders of Old Notes maturing in April 2025, June 2025 and November 2027 further opportunities to exchange their Old Notes into corresponding New Notes maturing in April 2025, June 2025 and November 2027, respectively.
As of December 31, 2024, US$1,563 of New Notes due April 2025, June 2025 and November 2027 were outstanding and there were US$105 of remaining Old Notes subject to potential conversion to New Notes.
VEON Holdings is not required to make any further principal or coupon payments under the Old Notes.
On November 21, 2024, the Company delivered the audited consolidated financial statements for the year ended December 31, 2023, of its subsidiary, VEON Holdings, to the holders of the outstanding notes of VEON Holdings, ahead of the extended (best efforts) deadline of December 31, 2024 granted by noteholders in the consent solicitation process.
Sale of Russian operations deferred consideration settlement
On October 9, 2023, VEON announced the completion of its exit from Russia and closing of the sale of its Russian operations. Upon completion of the sale, control of VimpelCom was transferred to the buyer. Additionally, the agreed amount of the bonds of VEON Holdings acquired by PJSC VimpelCom, representing an aggregate total nominal value of US$1,576 were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB130 billion (approximately US$1,294 on October 9, 2023).
The remaining US$72 equivalent bonds were transferred to Unitel LLC, a wholly owned subsidiary of VEON Holdings B.V., upon receipt of the OFAC license in June 2024, to offset the remaining deferred purchase price for PJSC VimpelCom in July 2024. VEON had a US$11 receivable related to the sale of towers in Russia recognized in prior periods that was also assigned to the Company as part of the sale transaction that was settled in October 2024.
KaR-Tel Limited Liability Partnership credit facilities
On September 25, 2024 KaR-Tel Limited Liability Partnership ("KaR-Tel") signed a new bilateral credit facility with JSC Nurbank of KZT 21 billion (US$42) with a maturity of 5 years. The interest rate on this facility is National Bank of Kazakhstan base rate plus 1.25%, with the interest being fixed until maturity for each tranche drawn under the facility. Kar-Tel fully utilized the facility.
Unitel LLC credit facility
On September 6, 2024 Unitel LLC signed a new credit facility agreement with Hamkor Bank for UZS 200 billion (US$15) with a maturity of 2 years and an interest rate of 25.80% per annum. Unitel LLC fully utilized the facility.
On October 7, 2024 Unitel LLC signed a new credit facility agreement with JSC “National Bank for Foreign Economic Activity of the Republic of Uzbekistan” for UZS 191 billion (US$14) with a maturity of 2 years and an interest rate of 22% per annum. During November 2024, Unitel LLC utilized the full amount from this facility.
Banglalink Digital Communications Ltd. ("BDCL") short term credit facilities
During 2024, Banglalink utilized BDT 15 billion (US$129) under various short-term facilities from different local banks.
Pakistan Mobile Communication Limited ("PMCL") short term credit facilities
During November 2024, PMCL signed new short-term facilities of PKR 84 billion (US$302) with different local banks and utilized the facilities in full during December 2024. The tenure of these facilities ranges from three to six months. The interest rate is three or six months Karachi Interbank Offered Rate (KIBOR) minus 300 bps per annum.
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
Pakistan Mobile Communications Limited ("PMCL") syndicated credit facility
PMCL fully utilized the remaining PKR 10 billion (US$41) under its existing PKR 40 billion (US$164) facility through drawdowns in January and April 2023.
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
VEON US$1,250 multi-currency revolving credit facility agreement
In February 2022, the maturity of the multi-currency revolving credit facility originally entered into in March 2021 (the "RCF") was extended for 1 year until March 2025; two banks did not agree to extend as a result of which US$250 will mature at the original maturity in March 2024 and US$805 will mature in March 2025.
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

FAIR VALUES
As of December 31, 2024, the carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table at the beginning of this Note 17, with the exception of:

•'Bank loans and bonds, including interest accrued', for which the fair value is equal to US$3,157 (2023: US$3,333); and
•'Lease liabilities', for which fair value has not been determined.

As of December 31, 2024 and December 31, 2023, all of the Group's financial instruments carried at fair value in the statement of financial position were measured based on Level 2 inputs.
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
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements with the exception in 2022 of our RUB denominated bonds for which quoted market prices were not available due to the ongoing war in Ukraine.
Impact of hedge accounting on equity
The below table sets out the reconciliation of each component of equity and the analysis of other comprehensive income (all of which are attributable to the equity owners of the parent):

Foreign currency translation reserve
As of January 1, 2023	(8,808)
Transfer from OCI to income statement on disposal of subsidiary	3,384
Reclassification of net investment hedge	30
Other comprehensive (loss)	(596)
As of December 31, 2023	(5,990)
Transfer from OCI to income statement on disposal of subsidiary	(36)
Other comprehensive (loss)	(147)
As of December 31, 2024	(6,173)

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
Derivative contracts
VEON enters into derivative contracts, including swaps and forward contracts, to manage certain foreign currency and interest rate exposures when necessary and available. Any derivative instruments for which no hedge accounting is applied are recorded at fair value with any fair value changes recognized directly in profit or loss. Although some of the derivatives entered into by the Company have not been designated in hedge accounting relationships, they act as economic hedges and offset the underlying transactions when they occur. There have been no derivatives in hedge accounting relationships during 2024.
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
Fair value of financial instruments

All financial assets and liabilities are measured at amortized cost, except those which are measured at fair value as presented within this Note 17.
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
Cash and cash equivalents consisted of the following items as of December 31:

	2024	2023

Cash and cash equivalents at banks and on hand	889	448
Cash equivalents with original maturity of less than three months	800	1,454
Cash and cash equivalents *	1,689	1,902
Less overdrafts	(1)	—
Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	1,688	1,902
* Cash and cash equivalents include an amount of US$242 (2023: US$165) relating to banking operations in Pakistan, which does not include customer deposits that are part of ‘Trade and other payables’ of US$556 (2023: US$426).
Cash at banks earns interest based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of December 31, 2024, US$437 (2023: US$151) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.

Cash balances include investments in money market funds of US$98 (2023: US$1,175), which are carried at fair value through profit or loss with gains presented within ‘Other non-operating gain /(loss), net’ within the consolidated income statement.
The overdrawn accounts are presented as debt and derivatives within the statement of financial position. At the same time, because the overdrawn accounts are part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows. Refer to Note 25 for further discussion on the Company’s liquidity position.

19    FINANCIAL RISK MANAGEMENT
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
As of December 31, 2024, approximately 63% of the Company’s borrowings are at a fixed rate of interest (2023: 54%).
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
The Company manages its foreign currency risk by selectively hedging committed exposures also considering availability of hedging solutions for its currencies .
The Company hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards if and when possible, considering availability of hedging solutions for The Company’s currencies versus the U.S dollar. During the periods covered by these financial statements, the Company used foreign exchange forwards to mitigate foreign currency risk.
Foreign currency sensitivity
The following table demonstrates the sensitivity to a possible change in exchange rates against the U.S. dollar with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including foreign currency derivatives). The Company’s exposure to foreign currency changes for all other currencies (including Kazak Tenge) is not material.

	Effect on profit / (loss) before tax
Change in foreign exchange rate against US$	10% depreciation	10% appreciation

2024
Russian Ruble	8	(9)
Bangladeshi Taka	(3)	4
Pakistani Rupee	(3)	3
Ukrainian Hryvnia	33	(36)
Other currencies (net)*	(3)	2

2023
Russian Ruble	14	(16)
Bangladeshi Taka	(30)	33
Pakistani Rupee	(13)	15
Ukrainian Hryvnia	(2)	2
Other currencies (net)	(3)	3

*Other currencies (net)* includes the impact of Kazakhstan Tenge.

CREDIT RISK
The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 18 for further information on restrictions on cash balances.
Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. VEON’s credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2024 and 2023, and accordingly not giving rise to credit risk. For postpaid services, in certain circumstances, VEON requires deposits as collateral for airtime usage. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms.
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
VEON holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VEON allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the creditworthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is managed by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure. Refer to Note 25 for further details on the Company’s liquidity position.
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
The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2024 and 2023 is the carrying amount as illustrated in Note 6, Note 17, Note 18 and within this Note 19.

LIQUIDITY RISK
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bonds, bank overdrafts, bank loans and lease contracts. The Company’s policy is to create a balanced debt maturity profile. As of December 31, 2024, 38% of the Company’s debt (2023: 32%) will mature in less than one year based on the carrying value of bank loans, bonds and other borrowings reflected in the financial statements. The Company has sufficient HQ liquidity to meets its HQ maturities and local market access to address local maturities and on that basis. The Company has taken this into considerations when it assessed the concentration of risk with respect to refinancing its debt and concluded it to be low except for the additional risks identified in Note 25.

Available facilities
The Company had the following available facilities as of December 31:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2024
Pakistan Mobile Communications Limited - Term Facility	May 2026	PKR75,000	PKR64,800	PKR10,200	270	233	37

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2023
KaR-Tel LLP - Term Facility	Nov 2026	KZT 15,000	KZT 9,800	KZT 5,200	33	22	11
Banglalink Digital Communications Ltd - Term Facility	May 2024	BDT 8,000	BDT 5,000	BDT 3,000	73	46	27

Maturity profile
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2024 and 2023, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both undiscounted principal amounts and interest while the carrying amounts are measured using the effective interest rate method.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2024
Bank loans and bonds	1,472	1,779	354	426	4,031
Lease liabilities	173	581	427	494	1,675
Trade and other payables	1,276	—	—	—	1,276
Other financial liabilities	86	159	37	41	323
Total financial liabilities	3,007	2,519	818	961	7,305

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2023
Bank loans and bonds	1,433	1,391	1,416	237	4,477
Lease liabilities	150	497	356	514	1,517
Derivative financial liabilities
Gross cash inflows	(14)	—	—	—	(14)
Gross cash outflows	16	—	—	—	16
Trade and other payables	1,200	—	—	—	1,200
Other financial liabilities	137	203	87	66	493
Total financial liabilities	2,922	2,091	1,859	817	7,689

CAPITAL MANAGEMENT
The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios, so as to help facilitate access to debt and capital markets and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic or political conditions as well as in light of changes in the Company profile. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares including as disclosed in Note 1, VEON’s Board approved a share buyback program during 2024 after announcement of delisting from Euronext Amsterdam. See the paragraph below for more information on how the Company’s Net Debt to Adjusted EBITDA ratio is calculated. Dividend payments remain subject to the review by the Company’s Board of Directors of medium-term investment opportunities and the Company’s capital structure. For the years ended December 31, 2024, 2023 and 2022, we did not pay a dividend. There were no changes made in the Company’s objectives, policies or processes for managing capital during 2024, however as a result of the unstable environment we put more emphasis on safeguarding liquidity and also counterparty risk management in light of the high cash balances. Despite the resilient performance of its underlying operating companies, the Company’s ability to upstream cash for debt service has been impaired by currency and capital controls in its major markets, and due to other geopolitical and foreign exchange pressures effecting frontier markets more generally. Furthermore, the ongoing war in Ukraine and the developments since February 2022 with respect to sanctions laws and regulations have resulted in unprecedented challenges for the Company, limiting access to the international debt capital markets in which the Company has traditionally refinanced maturing debt, which has hampered its ability to refinance its indebtedness. The Company has sold its Russian Operations and implemented the Scheme to manage certain of its indebtedness and to help address the unprecedented challenges the Group faced, in relation to its capital management.
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

20    ISSUED CAPITAL AND RESERVES
The following table details the common shares of the Company as of December 31:

	2024	2023

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 83,706,608 (2023: 766,350) shares held by a subsidiary of the Company*	1,849,190,667	1,756,731,135

*Refer to Note 23 for further details.
The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. All issued shares are fully paid-up.
On March 1, 2024, VEON announced the issuance of 92,459,532 ordinary shares, after approval from the Board, and as a result of the issuance, VEON now has 1,849,190,667 issued and outstanding ordinary shares. The shares were initially issued to VEON Holdings B.V., a wholly owned subsidiary of the Company (and in accordance with Bermuda law are considered fully issued and outstanding shares), and then subsequently allocated to satisfy awards under the Company's Incentive Plans as and when needed. The ordinary shares were issued at a price of USD0.001 per share, which is equal to the nominal value of VEON's ordinary shares.
During the year ended December 31, 2024, a total of 14,543,449 shares were issued including 14,293,449 shares held by VEON Holdings B.V. and 250,000 shares held by VEON Amsterdam B.V. Of the total shares issued, 12,476,495 were issued under the Company’s Incentive Plans and 2,066,954 were issued to Impact Investments, a related party. Refer to Note 23 for further details.
On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS, previously announced on August 1, 2024. This first phase of the buyback was in the amount of up to US$30 to be repurchased by VEON Holdings B.V. or VEON Amsterdam B.V. As of December 31, 2024, a total of 5,024,175 shares (equivalent to 200,967 ADS) were repurchased by VEON Holdings for US$8. Refer to Note 24 of these consolidated financial statements for further discussion of activity subsequent to December 31, 2024.
As of December 31, 2024, the Company’s largest shareholders and remaining free float are as follows whereby the common share to ADS ratio is 25:1:

Shareholder	Number of common shares	% of common and voting shares

L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,000	45.5%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,550	7.9%
Lingotto Investment Management LLP	143,510,950	7.8%
Shah Capital Management Inc.	123,597,250	6.7%
Free Float, including 83,706,608 shares held by a subsidiary of the Company	595,509,917	32.1%
Total outstanding common shares	1,849,190,667	100.0%

* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,550 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne (“Conditions of Administration”) in connection with the transfer of 145,947,550 common shares from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association.
Nature and purpose of reserves
Other capital reserves are mainly used to recognize the results of transactions that do not result in a change of control with non-controlling interest (see Note 15). The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of any related hedging activities (see Note 17).

21    EARNINGS PER SHARE
Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.
The following table sets forth the computation of basic and diluted earnings per share for continuing operations, for the years ended December 31:

Continuing operations	2024	2023	2022
(In millions of U.S. dollars, except per share amounts)

Numerator:
Profit for the period attributable to the owners of the parent	415	307	656

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,770	1,756	1,753
Denominator for diluted earnings per share (in millions)	1,811	1,782	1,761

Basic earnings per share	$0.23	$0.17	$0.37
Diluted earnings per share	$0.23	$0.17	$0.37
The following table sets forth the computation of basic and diluted earnings per share for discontinued operations, for the years ended December 31:

Discontinued operations	2024	2023	2022

(In millions of U.S. dollars, except per share amounts)

Numerator:
(Loss) / profit for the period attributable to the owners of the parent	—	(2,835)	(818)

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,770	1,756	1,753
Denominator for diluted earnings per share (in millions)	1,811	1,782	1,761

Basic (loss) / earnings per share	$0.00	($1.61)	($0.46)
Diluted (loss) / earnings per share	$0.00	($1.61)	($0.46)

22    DIVIDENDS PAID AND PROPOSED
Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that
(a)VEON is, or would after the payment be, unable to pay its liabilities as they become due, or
(b)the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.
There were no dividends declared by VEON in respect of the years 2024, 2023 and 2022.
DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS
During 2024, 2023 and 2022, certain subsidiaries of the Company declared dividends, of which a portion was paid, payable to non-controlling interests as shown in the table below:

Name of subsidiary	2024	2023	2022

VIP Kazakhstan Holding AG *	61	30	—
VIP Kyrgyzstan Holding AG	5	—	—
TNS Plus LLP	17	15	11
Other	—	—	3
Total dividends declared to non-controlling interests	83	45	14
* The dividends declared were set-off against loan receivable from the non-controlling interests in 2024 and 2023.

ADDITIONAL INFORMATION
23    RELATED PARTIES
As of December 31, 2024, the Company has no ultimate controlling shareholder. See also Note 20 for details regarding ownership structure.
COMPENSATION TO BOARD OF DIRECTORS AND SENIOR MANAGERS OF THE COMPANY
The following table sets forth the total compensation to our Board of Directors, Group Chief Executive Officer, Group Chief Financial Officer and Group General Counsel, who are considered to be key management personnel of the Company, as defined by IAS 24, Related Party Disclosures:

	2024	2023	2022

Short-term employee benefits	9	11	21
Share-based payment*	19	11	9
Termination benefits	—	—	—
Total compensation to the Board of Directors and senior management**	28	22	30
*Share-based payment represents the expense as recognized in accordance with IFRS 2, Share based payments, under VEON Ltd.’s Deferred Share Plan, Short-Term Incentive Plan and Long Term Incentive Plans as described in Note 5.
** The number of directors and senior managers vary from year to year. The group of individuals we consider to be senior managers has changed in recent years, including in 2022, a determination that the chief executive officers of our operating companies should no longer be classified as senior managers and in 2023 the reduction in the Group Executive Committee. As a result, for 2023 reporting, we have changed the total compensation perimeter for the Board of Directors and senior managers to reflect this internal view. Total compensation paid to the Board of Directors and senior management approximates the amount charged in the consolidated income statement for that year with the exception of the share-based payment in 2024, 2023 and 2022.
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
Compensation of Group Executive Committee
The following table sets forth the total remuneration expense to the Group Executive Committee for the periods indicated (gross amounts whole US$ equivalents). For further details on compensation and changes to the Board of Directors and Group Executive Committee, please refer to the Explanatory notes below.

In whole US dollars	Kaan Terzioglu	Joop Brakenhoff	Omiyinka Doris	Serkan Okandan
	Group CEO	Group CFO and Former Group Chief Internal Audit & Compliance Officer*	Group General Counsel**	Former Group CFO***
2024
Short-term employee benefits
Base salary	1,376,535	817,739	700,919	—
Annual incentive	2,150,836	512,723	219,738	—
Other	320,801	137,627	120,714	—
Long-term employee benefits	—	—	—	—
Share-based payments ****	6,203,914	1,767,039	1,667,980	—
Termination benefits	—	—	—	—
Total remuneration expense	10,052,086	3,235,128	2,709,351	—

2023
Short-term employee benefits
Base salary	1,430,580	739,619	655,998	467,128
Annual incentive	1,171,039	425,894	398,268	529,839
Other	222,048	228,442	114,495	439,509
Long-term employee benefits	—	—	—	—
Share-based payments *****	5,022,173	1,386,365	716,884	1,557,481
Termination benefits	—	—	—	—
Total remuneration expense	7,845,840	2,780,320	1,885,645	2,993,957
* Mr. Brakenhoff was appointed as Group Chief Financial Officer on May 1, 2023.
** Ms. Doris was appointed as Group General Counsel on June 1, 2023.
*** Mr. Okandan remained a GEC member until April 30, 2023.
**** The share-based payment expense as shown above is recognized in accordance with IFRS 2. This expense includes DSP awards and LTIP market condition-based awards granted in 2023 and 2024, which will vest on December 31, 2025 and December 31, 2026, respectively. It also includes LTIP market condition-based award granted in 2022 that did not vest as of December 31, 2024 as the market condition not satisfied, accordingly the recipients did not receive these awards. Refer to Note 5 for further discussion of the awards and share-based payment accounting policies. Individual awards for each Group Executive Committee member where applicable are detailed within Item 6B – Compensation.
***** The share-based payment expense as shown above is recognized in accordance with IFRS 2. This expense includes DSP awards and LTIP market condition-based awards granted in 2022 and 2023, having vesting date of December 31, 2024 and December 31, 2025, respectively. It also includes LTIP market condition-based award granted in 2021 that did not vest as of December 31, 2023 as the market condition not satisfied, accordingly the recipients did not receive these awards. Refer to Note 5 for further discussion of the awards and share-based payment accounting policies. Individual awards for each Group Executive Committee member where applicable are detailed within Item 6B – Compensation.
Explanatory notes for the year ended December 31, 2024
Base salary includes any holiday allowances and acting allowances in cash pursuant to the terms of an individual’s employment agreement. Annual incentive expense includes amounts accrued under the cash portion of the short-term incentive in respect of performance during the current year, as well as any special recognition, performance and/or transaction bonuses. Other short-term employee benefits include certain allowances (for example, pension allowance, car allowance, etc.), special awards, and support (for example, relocation support).
Share-based payment expense relates to amounts related to the share portion of the short-term incentive plan (“STIP”), long-term incentive plan (“LTIP”) and the 2021 deferred share plan (“2021 DSP”), see below for further details and as described in Note 5. All awards granted to the GEC are equity-settled awards (unless otherwise indicated) granted in line with VEON’s incentive plans and from time to time certain one-off awards are granted related to specific strategies described below. All mentions of common shares within shall be considered at a 25:1 ratio compared the Company’s ADS traded on the NASDAQ:

In 2024, a total of 16,706,070 awards (2023: 17,484,150) were granted to GEC members and a total of 6,248,711 awards vested in 2024 (2023: 5,117,031). Furthermore, a total of 6,076,829 (2023: nil) awards under the LTIP granted in 2022 (see Note 5 for further details) did not meet the market performance vesting condition and therefore lapsed as of December 31, 2024. In 2024, a total of 6,296,795 (2023: 909,268) awards vested were transferred net of withholding taxes or cash-settled to the GEC members and former GEC members. As of December 31, 2024 there were 2,729,000 (2023: 3,766,287) awards vested which were not yet transferred to GEC members.

The above paragraph includes the below discretionary awards for years ended December 31, 2024 and 2023:
In January 2024, Mr. Kaan Terzioglu was granted 3,201,250 common shares under LTIP. In July 2024, these shares vested after meeting the required performance objectives, whereby a portion (472,250 shares) was settled in cash for US$0.5 in August 2024 and the remaining shares (2,729,000 shares) are expected to be transferred after August 2025.
In April 2024, Mr. Joop Brakenhoff was granted and immediately vested in 434,549 equity settled common shares under the 2021 DSP for successfully completing key projects. In April 2024, Ms. Omiyinka Doris was granted and immediately vested in 372,470 equity-settled awards in common shares under the 2021 DSP for successfully completing key projects.
On July 19, 2023, 261,100 common shares, were granted with immediate vesting to Ms. Omiyinka Doris.
Changes in Group Executive Committee
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
Compensation of Board of Directors
The total remuneration expense of the Board of Directors (including retainer, committee fees and other compensation) for the year ended December 31, 2024 was US$12 (2023: US$7).
Explanatory notes for the year ended December 31, 2024
Other compensation includes share-based payment expense and relates to amounts related to the share portion of the 2021 DSP, see below for further details and as described in Note 5. These grants aim to align the interests of the Board members with the long-term success and growth of the company, encouraging their active participation in driving shareholder value and recognizing their extraordinary efforts in supporting the VEON success. All awards granted to the Board are equity-settled awards (unless otherwise indicated) granted in line with VEON’s 2021 Plan and from time to time certain one-off awards are granted related to specific strategies described below:
In 2024, a total of 20,666,775 awards (2023: 2,500,000) were granted to Board of Directors of which 3,797,650 (2023: 750,000) were cash-settled awards. A total of 4,916,775 (2023: 2,500,000) awards vested in 2024. In 2024, a total of 2,898,225 (2023: 1,571,175) awards vested were transferred net of withholding taxes or cash-settled to the Board of Directors. As of December 31, 2024 there were 3,095,300 (2023: 1,250,000) awards vested which were not yet transferred of which 1,547,650 (2023: 750,000) are cash-settled awards representing a liability of US$2 (2023: US$1).
In March 2025, US$1 was transferred to a current board member, related to the settlement of 773,825 common shares, originally granted and vested in 2024 under Deferred Share Plan (“DSP”).
The above paragraph includes the below discretionary awards for years ended December 31, 2024 and 2023:

In April 2024, VEON Ltd. granted a one-time, discretionary share-based award of 1,000,000 equity-settled awards and 2,000,000 cash-settled awards in common under the 2021 DSP to its current and former Board of Directors serving the 2023 - 2024 term. In July 2024, cash settled awards of 1,000,000 shares awarded to a current Board member and a former Board member were modified to equity settled grants. The Board members are restricted from trading the awarded equity for a minimum of one year following the grant date.

In July 2023, VEON Ltd. granted a one-off discretionary share-based award was awarded to the members of the Board of Directors of VEON Ltd. serving for the Board term 2022-2023 of 1,750,000 equity settled awards and 750,000 cash settled awards were granted with immediate vesting to current and former members of VEON’s Board. In 2024, related to the aforementioned grant, 250,000 equity-settled awards were modified into cash-settled awards.
Changes in Board of Directors
On May 31, 2024, VEON held its Annual General Meeting during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board. The new members consist of former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who will serve alongside the incumbent directors Augie K. Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu. Following the Annual General Meeting, the new Board held its inaugural meeting, and elected VEON’s Founder and Chairman Emeritus Augie K Fabela II as the Chairman.
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
OTHER RELATED PARTY TRANSACTIONS
Impact Investments
On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of the Company). Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of Impact Investments. In exchange for the services provided, the Company will pay Impact Investments US$0.1 in cash per month on or about the 7th day of each month during the term of the 2024 Agreement. Further, the Company has entered into three share warrant agreements with Impact Investments (hereby “Warrant A”, “Warrant B”, and “Warrant C”), with a value of $12, $2, and $2 worth of common shares in the capital of the Company, respectively to be settled in equity. Warrant A vest ratably semi-annually over a period of three years subject to achievement of vesting conditions. One half of Warrant B will vest on the date that is six months after the three years anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant B will vest on the four years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. One half of Warrant C will vest on the date that is six months after the four years’ anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant C will vest on the five years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. The number of common shares to be transferred will be determined on the vesting date based on the 90-day average trading price. Finally, the Company, in its sole discretion, may pay Impact Investments an additional fee up to $3 subject to completion of certain strategic objectives.
As of December 31, 2024 US$0.4 of expense has been recognized related to the monthly cash payments and US$5 of expense has been recognized related to Warrant A. As a variable number of awards is granted based on the share price at vesting, the grant date fair value of Warrant A is based indirectly based on the fair value of the awards granted of $12. Warrants B and C are not considered granted until the 2024 Agreement is extended for the fourth and fifth years, respectively. As of December 31, 2024, no expense has been recognized related to Warrant B, Warrant C, or the discretionary cash payments.
On December 7, 2024, the first tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing price of VEON ADS) or 1,659,640 common shares (equal to 66,385 ADS) vested.
On June 7, 2024, the Company and Impact Investments also entered into a termination letter in connection with a letter agreement between the Company and Impact Investments dated November 16, 2023. Under the terms of the termination letter, the Company paid Impact Investments US$2 in common shares or 2,066,954 shares (equal to 82,678 ADS), which common shares were determined on the basis of the 90-day average trading price of the VEON common shares as of the date of the termination letter. These common shares were transferred to Impact Investments in August 2024 and expense of US$2 was recognized as a result, for strategic support and board advisory services to JSC Kyivstar performed by Impact Investments under the letter agreement between the Company, JSC Kyivstar and Impact Investments dated November 16, 2023.

24    EVENTS AFTER THE REPORTING PERIOD
Appointment of new Chief Financial Officer and equity award
On January 9, 2025, VEON announced the appointment of Burak Ozer as Group Chief Financial Officer (Group CFO), effective January 9, 2025. Burak will succeed Joop Brakenhoff, who will continue to serve VEON as an Advisor to the Group CEO. On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to Burak Ozer under the 2021 Deferred Share Plan. The award will be vested 50% on March 31, 2026 and the remain 50% on March 31, 2027.
Signing the business combination agreement with Cohen Circle to list Kyivstar on Nasdaq
On January 13, 2025, VEON and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company, announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar on the Nasdaq in the United States. The LOI will enable VEON and Cohen Circle to explore a business combination between VEON Holdings B.V. and Cohen Circle with the aim of indirectly listing Kyivstar, a wholly owned subsidiary of VEON Holdings, on Nasdaq. VEON will continue to hold a majority stake in such publicly listed entity.
On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”). Pursuant to the terms of the BCA, (a) VEON Amsterdam will sell VEON Holdings B.V., which includes Kyivstar and its subsidiaries, to Kyivstar Group Ltd., a newly incorporated Bermudan company (“Kyivstar Group”), in exchange for common shares of Kyivstar Group and a loan note equal to the amount of funds held in Cohen Circle’s trust account, as of the time immediately before the closing of the business combination (after taking into account any funds which have been withdrawn from the trust account to pay those shareholders of Cohen Circle who have elected to have their shares redeemed prior to closing) plus any proceeds raised in a private placement financing in connection with the business combination prior to the time of closing and (b) Cohen Circle will merge with a subsidiary of Kyivstar Group, and Cohen Circle shall survive as a wholly owned subsidiary of Kyivstar Group. Following the completion of the business combination, it is expected that the common shares and warrants of Kyivstar Group, the parent company of Kyivstar, are expected to be listed on Nasdaq under the ticker symbols KYIV and KYIVW, respectively. The Kyivstar Listing is expected to occur in third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Following the completion of the business combination, VEON is expected to continue to hold a majority stake in Kyivstar Group.
On April 8, 2025, VEON further announced it had successfully completion the reorganization of VEON Holdings B.V. and finalized its consent solicitation process, first announced on January 13, 2025. These steps pave the way for the proposed business combination with Cohen Circle, which is expected to lead to the common shares and warrants of Kyivstar Group, being listed on Nasdaq.
The reorganization involved a legal demerger in the Netherlands, as a result of which VEON Holdings B.V. is now focused solely on Kyivstar and related assets. VEON’s other core businesses have been transferred to newly formed Dutch entities.
Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON Holdings (the “Issuer”). Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Midco B.V. for the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support.
VEON appoints new members to the Group Executive Committee
On January 16, 2025, VEON announced the additional appointment to its GEC by appointing two operating company CEOs, Aamir Ibrahim, CEO of Jazz and the Chair of Mobilink Bank in Pakistan, an Yevgen Nastradin, CEO of Beeline Kazakhstan, effective January 1, 2025, in addition to their country CEO responsibilities.
KaR-Tel Limited Liability Partnership credit facilities
On January 29, 2025, KaR-Tel Limited Liability Partnership ("KaR-Tel") signed a new bilateral credit facility agreement with Forte Bank JSC of KZT 22.5 billion (US$43) with a maturity of 5 years. The interest rate on this facility is National Bank of Kazakhstan base rate plus 4%, with the interest being fixed until maturity for each tranche drawn under the facility.
VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business
On March 19, 2025, VEON announced its wholly-owned subsidiary JSC Kyivstar (“Kyivstar”) had signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. Upon closing of the deal, Kyivstar will acquire 97% of Uklon shares for a total consideration of US$155. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025 and the acquisition was completed. The initial purchase price accounting has not yet been completed at the date of the financial statements and as such, the estimated financial impact of this transaction is not yet available.
VEON to Proceed with Share Buyback Program
On March 20, 2025, VEON announced that it will shortly commence the second phase of its previously announced share buyback program with respect to the Company’s American Depositary Shares (“ADS”). This second phase of the buyback will be in the amount of up to US$35. The second phase of the share buyback program is being launched after completion of the US$30 first phase on January 27, 2025. VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024 (refers to the Note 1).
VEON Returns to Capital Markets with Successful Syndication of US$210 Term Loan

On March 27, 2025, VEON announced the successful syndication of a 24 months , US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading Gulf Cooperation Council “GCC” banks. The facility will bear interest at term SOFR plus 425 bps. As of the date of this Annual Report on Form 20-F, the facility is fully drawn, following receipt of US$210 of funds in early April 2025.
Sale of stake in Beeline Kyrgyzstan
The Government of Kyrgyzstan expressed its intention to exercise its preemption right in relation to the transaction discussed in Note 10 before the Kyrgyzstan SPA expiration on March 31, 2025. In accordance with applicable law, VEON and the Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON’s stake in Beeline Kyrgyzstan. Given this development, management is still committed to selling its in stake in Beeline Kyrgyzstan and negotiations are ongoing.
VEON Announces 2025 AGM and Board Nominees
On March 31, 2025 VEON announced that its Board of Directors (the “Board”) has set the date for the Company’s 2025 Annual General Meeting of Shareholders (the “AGM”) for May 8, 2025.
VEON Board and its Remuneration and Governance Committee recommended VEON’s seven current Board members for re-election at the AGM, including among them five nominees by statutory requisition from shareholders holding in excess of 5% of our issued share capital. The recommended nominees are Augie K Fabela II, Andrei Gusev, Sir Brandon Lewis, Duncan Perry, the 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting, and Kaan Terzioglu, the Company’s current CEO.

25    BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
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
GOING CONCERN
As of April 25, 2025, hostilities continue in Ukraine. Currently, we have 23 million subscribers in Ukraine, where they are supported by 4,200 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of April 25, 2025, most of our Ukraine subsidiary’s employees remain in the country. As of April 25, 2025, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.
The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
•We may need to record future impairment charges in Ukraine or CGUs, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.
•Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy our current obligations at least over the next twelve months from the issuance of the financial statements without the need of additional financing assuming no early repayments of our long-term debt. In addition, cash on hand was US$481 as of December 31, 2024 after the full repayment of the RCF (refer to details in Note 1). As a result of the full repayment and cancellation of the RCF, the Company no longer has any financial covenants. However, these continue to be uncertain times and it is not possible to predict with certainty how certain developments will impact our liquidity position, non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels. We may also be impacted by conditions or local legal requirements in international markets that could make it more difficult to service our existing debt obligations or refinance existing debt. If the assumptions behind our liquidity forecast are not correct, we may not have sufficient liquidity to continue to operate as outlined above. If we are unable to raise additional capital in the markets in which we seek to raise it, or at all, or if the cost of raising additional capital significantly increases, which has been the case since the onset of the ongoing war due to monetary policy in response to global inflationary pressures and a number of other factors, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. For example, the ongoing war in Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing war in Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
•As of April 25, 2025, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.
•Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries (Ukraine Tower Company, Kyivstar.Tech and Helsi). The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and the other Ukrainian subsidiaries noted above.
•If further measures are adopted and applied in relation to our Ukrainian subsidiary, this could lead to the involuntary deconsolidation of our Ukrainian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and negatively impact our liquidity.
Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
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
•On October 30, 2023, VEON announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company, noting that corporate rights in Kyivstar and Ukraine Tower Company belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and Ukraine Tower Company. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group's subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON continued its significant government affairs efforts to protect our assets in Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of the request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. After the successful lifting of the court freeze of Kyivstar's shares, VEON is working with its local custodian to remove all remaining restrictions on Kyivstar and its Ukrainian subsidiaries corporate rights. VEON is pursing steps to meet the conditions required by the local custodian to lift the stipulated freeze.
•As disclosed in Note 1, in addition to filing its 2023 Form 20-F with the SEC on October 17, 2024, the Company filed its 2023 Dutch Annual Report on November 1, 2024. As a result of filing the 2023 Form 20-F, the Company regained compliance, which has been confirmed by NASDAQ as announced on October 21, 2024. Further, as disclosed in Note 1, the VEON Holdings consolidated financial statements as of December 31, 2023 were filed on November 21, 2024 and made available to bondholders pursuant to the non-financial covenants.
•As disclosed in Note 1, on November 13, 2024, VEON announced that the VEON Board of Directors has re-appointed UHY as the independent registered public accounting firm for the audit of the Group's consolidated financial statements for the year ended December 31, 2024 in accordance with the standards established by the PCAOB.
•As disclosed in Note 24, on January 13, 2025, VEON announced the signing of letter of intent to indirectly list Kyivstar operations on Nasdaq in the United States extending the efforts to strengthen the Ukraine investment . Further on March 18, 2025, it was further announced that VEON Ltd. and Cohen Circle Acquisition Corp. I (“Cohen Circle”) announced the signing of a business combination agreement (the “BCA”) that will result in the listing of JSC Kyivstar (“Kyivstar”), the leading digital operator in Ukraine, on the Nasdaq Stock Market (“Nasdaq”) in the United States. Further, on April 8, 2025, VEON further announced it had successfully completion the reorganization of VEON Holdings B.V. and finalized its consent solicitation process. These steps pave the way for the proposed business combination with Cohen Circle, which is expected to lead to the common shares and warrants of Kyivstar Group, being listing on Nasdaq.
•As disclosed in Note 24, on March 27, 2025, VEON announced the successful syndication US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading Gulf Cooperation Council “GCC” banks.
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

26    SIGNIFICANT ACCOUNTING POLICIES
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
The sources of uncertainty identified by the Group are described together with the applicable Note, as follows:

Significant accounting judgement / source of estimation uncertainty	Described in
Revenue recognition	Note 3
Deferred tax assets and uncertain tax positions	Note 9
Provisions and contingent liabilities	Note 8
Impairment of non-current assets	Note 12
Control over subsidiaries	Note 15
Depreciation and amortization of non-current assets	Note 13 and Note 14
Fair value of financial instruments	Note 17
Sale and lease back transactions	Note 13
Measurement of lease liabilities	Note 17
NEW STANDARDS AND INTERPRETATIONS
Adopted in 2024
A number of amended standards became effective as of January 1, 2024 as listed below, which did not have a material impact on VEON’s financial statements.
•Classification of Liabilities as Current or Non-current and non-current Liabilities with Covenants – Amendments to IAS 1, Presentation of Financial Statements
•Lease Liability in a Sale and Leaseback – Amendments to IFRS 16, Leases
•Disclosures: Supplier Finance Arrangements - Amendments to IAS 7, Statement of Cash Flows, and IFRS 7, Financial Instruments: Disclosures

Not yet adopted by the Group
Certain new accounting standards and interpretations, as listed below, have been issued but are not yet effective for the financial reporting period ended December 31, 2024 and have not been early adopted by the Group. These standards and interpretations are not expected to have a material impact on VEON’s financial statements in current or future reporting periods or on foreseeable future transactions except for the IFRS 18, Presentation and Disclosure in Financial Statement, and IFRS 19, Subsidiaries without Public Accountability: Disclosures. The Company is currently assessing the impact that the adoption of these new pronouncements will have on the consolidated financial statements at the time of initial application as well as its subsidiaries.
•Lack of exchangeability – Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (effective for annual periods beginning on or after January 1, 2025)
•Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures (effective for annual periods beginning on or after January 1, 2026)
•Improvements to International Financial Reporting Standards (effective for annual periods beginning on or after 1 January 1, 2026)
•Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures (effective for annual periods beginning on or after January 1, 2026)
•IFRS 18, Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)
•IFRS 19, Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027)

27 CONDENSED SEPARATE FINANCIAL INFORMATION OF VEON LTD.
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
The Company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2024. As of December 31, 2024, VEON Ltd. had restricted net assets of 103%, compared to 105% in 2023, of total net assets. The Company was subject to restrictions on the up-streaming of dividend from Ukraine during 2024 owing to the ongoing war in Ukraine (refer Note 25 for further details). The main restriction for 2024 related to Ukraine operations owing to regulatory restriction as explained above and in Note 25, which includes the freezing of Kyivstar’s corporate rights applied from October 6, 2023 by the Security Services of Ukraine. In addition, the devaluation of exchange rates in the countries in which VEON operates also lowered the book value of the consolidated net assets of the Company relative to its share of the restricted assets. Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.
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
Condensed statement of financial position:
As of December 31

	2024	2023	2022
Non-current assets
Intangible assets	1	3	5
Tangible fixed assets	1	2	2
Financial fixed assets	1,461	1,157	760
Total non-current assets	1,463	1,162	767
Total current assets	143	116	78

Total assets	1,606	1,278	845

Equity	1,099	865	569
Total liabilities	507	413	276

Total equity and liabilities	1,606	1,278	845

Condensed income statement:
for the years ended December 31

	2024	2023	2022
Selling, general and administrative expenses	(83)	(134)	(103)
Other operating gains	—	—	—
Recharged expenses to group companies	19	23	10

Operating (loss)	(64)	(111)	(93)
Finance costs	(11)	(6)	(1)
Share in result of subsidiaries after tax	492	(2,410)	(68)
Income tax	(2)	(1)	—
Total non-operating income and expenses	479	(2,417)	(69)

Profit / (loss) for the year	415	(2,528)	(162)

Condensed statements of comprehensive income:
for the years ended December 31

	2024	2023	2022
Total comprehensive (loss) / profit for the year, net of tax	—	—	—

Condensed statement of cash flows:
for the years ended December 31

	2024	2023	2022

Net cash flows from operating activities	(80)	(104)	(108)

Investing activities
Receipt of capital surplus from a subsidiary	—	—	—
Other cash flows from investing activities	4	2	—
Net cash flows used in investing activities	4	2	—

Financing activities
Proceeds from borrowings net of fees paid	88	100	60
Repayment of borrowings	(16)	—	—
Net cash flows generated from financing activities	72	100	60

Net decrease in cash and cash equivalents	(4)	(2)	(48)
Cash and cash equivalents at beginning of period	4	6	54
Cash and cash equivalents at end of period	—	4	6

As of December 31, 2024, 2023 and 2022 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Dubai, April 25, 2025
VEON Ltd.