Form 20-F
period 2025-12-31
VEON Ltd.
filed 2026-03-16
CIK 1468091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
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

Sebastian Rice, Group General Counsel Index Tower (East Tower), Unit 1703, Dubai (DIFC), the United Arab Emirates Tel: +971 52 138 1275

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person) Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, or ADSs, each representing 25 common shares	VEON	NASDAQ Global Select Market*
Common shares, US$0.001 nominal value		NASDAQ Global Select Market**
____________________________________________________________________________
*    VEON’s ADS were listed for trading on NASDAQ Capital Markets until December 18, 2025 when the listing was transferred to the NASDAQ Global Select Market
**    Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.
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
Yes ☐    No ☒

EXPLANATORY NOTE
    This Annual Report on Form 20-F includes audited consolidated financial statements as of December 31, 2025 and for the years ended December 31, 2024, and 2023 prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F (the “Audited Consolidated Financial Statements”).
    References in this Annual Report on Form 20-F to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. References to VEON Holdings refer to the entity which was named VEON Holdings B.V. prior to February 10, 2026, and now is named “Kyivstar Holdings B.V.” effective February 10, 2026.

    All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated.
Non-IFRS Financial Measures
Adjusted EBITDA
We believe Adjusted EBITDA provides useful information to investors as an indicator of the strength, resilience and performance of our business operations. Adjusted EBITDA also assists management and investors by increasing the comparability of our performance against the performance of other telecommunications companies that report EBITDA performance or similar metrics. This increased comparability is achieved by excluding potentially inconsistent profit/(loss) performance across periods due to fluctuating depreciation, amortization and impairment losses or other such gains/(losses) excluded from our Adjusted EBITDA calculation. In addition, the components of Adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which their performance is evaluated.

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

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation.

    For a reconciliation of Adjusted EBITDA to profit/(loss) for the period to the most directly comparable IFRS financial measure, for the years ended December 31, 2025, 2024 and 2023, see Item 5—Operating and Financial Review and Prospects.
Adjusted EBITDA Margin
    Adjusted EBITDA Margin is a non-IFRS financial measure. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total revenue, expressed as a percentage. For a description of how we calculate Adjusted EBITDA and a discussion of its limitations in evaluating our performance, see —Adjusted EBITDA above.
Capital expenditures (excluding licenses and right-of-use assets)
    We present “capital expenditures (excluding licenses and right-of-use assets),” which include spend on equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets. These expenditures are accounted for at the earlier of the advance payment date and delivery date and excludes expenditures directly related to acquiring telecommunication licenses as well as the recognition of right-of-use assets and capitalized leases. Additionally, long-lived assets acquired in business combinations are not included in Capital expenditures (excluding licenses and right-of-use assets). Our management believes that presenting capital expenditures, excluding licenses and the recognition of right-of-use assets, provides a more meaningful assessment of total capital expenditure due to the variability of license payments and recognition of right-of-use assets across multiple periods. References in this Annual Report on Form 20-F to “capital expenditures” are references to capital expenditures not including such adjustments, unless otherwise indicated.

For more information on our capital expenditures (excluding licenses and right-of-use assets), see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Expenditures and Note 2—Segment Information to our Audited Consolidated Financial Statements.

Local currency financial measures
    We present certain financial information in respect of our operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of our operating companies in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation, Item 11—Quantitative and Qualitative Disclosures about Market Risk and Note 19—Financial Risk Management to our Audited Consolidated Financial Statements.

Reportable Segments
VEON’s reportable segments currently consist of the following five segments: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. Kyrgyzstan is not a reportable segment. We present our result of operations in Kyrgyzstan separately under “Other” within our segment information disclosures. VEON’s operations in Kyrgyzstan were sold during the year ended December 31, 2025; for further details refer to Note 11—Significant transactions to our Audited Consolidated Financial Statements.
Certain Performance Indicators
    In this Annual Report on Form 20-F, we present the following operating data. Our management believes these are useful in evaluating our performance from period to period and assessing the usage of our digital, mobile and broadband products and services.

“4G users” are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date.

“ARPU” or “average revenue per user” measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile telecommunication and digital revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales. Digital revenue is fully included, except for revenue from fixed services.

“Direct digital revenue” includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), financial services (mobile payments, wallets, insurance, lending), e-commerce, ride-hailing, super apps, and all revenues under secondary brands. It also includes enterprise solutions such as AdTech, Big Data, cloud, and IoT, as well as digital offerings in education and health.

“Doubleplay 4G customers” are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date.

“Mobile customers” are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing “SMS” (“short message service”) and “MMS” (“multimedia messaging service”), data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”)..

“Mobile data customers” are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/LTE/HSPA+ technologies.

“Mobile financial services” (“MFS”) or “digital financial services” (“DFS”) refer to mobile commerce services, which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel.

“Multiplay customers” are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. 4G usage below the 100Mb threshold is included in Multiplay customers and Doubleplay 4G customer count.

“Total Monthly Active Users” (“MAU”) is a gross total cumulative MAUs of all digital platforms, services and applications offered by an entity or by the Group and includes MAUs who are active in more than one application..

“Revenues from telecommunications services and from infrastructure”, “Telecom and infrastructure revenues” or “Telecom and infra revenues” are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources.
Market and Industry Data
    This Annual Report on Form 20-F contains industry, market and competitive position data based on regulatory and industry publications and studies conducted by third parties, as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. We also believe that our internal research is reliable and the definition of our market and industry is appropriate, but neither such research nor these definitions have been verified by any independent source.
    In addition, certain market and industry data in this Annual Report on Form 20-F is sourced from the database of GSMA Intelligence (“GSMA Intelligence”), accessed on December 31, 2025, which is the database utilized in all GSMA (“GSMA”) reports. This applies to all references of GSMA herein unless otherwise stated. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by GSMA are sourced from the United Nations. Mobile connections are, in principle, on a three-month active basis, such that any SIM card that has not been used for more than three months is excluded. Other market and industry data has been sourced from cited governmental sources.
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

Currency Information and Foreign Currency Translations
    In this Annual Report on Form 20-F, references to (i) “U.S. dollars,” “$,” “USD” and “US$” are to the lawful currency of the United States of America, (ii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iii) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (iv) “Ukrainian hryvnia” or “UAH” are to the lawful currency of Ukraine, (v) “Uzbekistani som” or “UZS” are to the lawful currency of Uzbekistan, (vi) “Kazakhstani tenge” or “KZT” are to the lawful currency of the Republic of Kazakhstan, (vii) “Russian rubles” or “RUB” are to the lawful currency of the Russian Federation, and (viii) “€,” “EUR” or “euro” are to the single currency of the participating member states of the Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to (i) “EU” are to the European Union, “U.S.” are to the United States of America, and “UK” are to the United Kingdom, (ii) “SOFR” are to the Secured Overnight Financing Rate, (iii) “KIBOR” are to the Karachi Interbank Offered Rate, and (iv) “BDDIR” are to the average bank deposit rate in Bangladesh.

    This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Ukrainian hryvnia, Kazakhstani tenge, Uzbekistani som and Russian ruble amounts at official exchange rates.
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
Our estimates and forward-looking statements may be influenced by various factors, including, without limitation:
•the ongoing war in Ukraine, including: the adverse impact on the economic conditions and outlook of Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties and obtain financing; the risk of nationalization affecting Kyivstar; the association of certain beneficial owners of our largest shareholder with sanctions; the resulting volatility in the Ukrainian hryvnia and other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the war; and its impact on our liquidity, financial condition, our strategic partnerships and relationships with third parties and our ability to operate as a going concern, among numerous other consequences;
•developments in the international economic conditions (including inflationary pressures and rising interest rates) and the geopolitical environment, including risks related to U.S. import tariffs announced in April 2025, which have disrupted global supply chains and heightened economic uncertainty worldwide;
•risks related to political unrest in Bangladesh, which negatively impacted the population's spending appetite and influenced telecom spending patterns, increased operational costs and flags the risk of potential larger-scale network outages in the future;
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
•our ability to keep pace with technological changes, including changes in artificial intelligence which may lower barriers to entry and heighten customer expectations in the telecommunications space, to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions (“Transactions”);
•adverse global developments, including wars, civil unrest, terrorist attacks, natural disasters, trade and tariff uncertainty and pandemics;
•environmental factors, including climate-related disasters such as floods, or the implementation of climate-related laws and regulations that could impact our business and its operations and expenses;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•potential cyber-attacks or other cybersecurity threats, which may compromise confidential information or render our services inaccessible, including risks arising from the integration of AI-powered capabilities across digital platforms, which may introduce additional vulnerabilities such as adversarial attacks, model manipulation and data poisoning;
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
•risks associated with barriers to 4G smartphone adoption in some of our markets, which may necessitate additional capex investments beyond planned levels and could expose us to financial and operational penalties for non-compliance with regulatory requirements;
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
•risks related to our tax residency in the UAE, as no assurance can be given regarding the final determination and exclusivity of our tax residency;
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
C. Reasons for the Offer and Use of Proceeds
Not required.
D. Risk Factors

In this Item 3.D, we endeavor to discuss all material risks associated with our business. Our business, financial condition or results of operations or prospects could be materially adversely affected by any of these risks, causing the trading price of our securities to decline and you to lose all or part of your investment. However, the risks and uncertainties described below are not the only ones we face. In addition, risks and uncertainties not currently known to us or those we currently view to be immaterial may also become important factors that materially and adversely affect our business, financial condition or results of operations. You should also consider the interrelationship and compounding effects of two or more risks occurring simultaneously.

Risk Factor Summary
The below summarizes the principal risks that could adversely affect our business, operations and financial results. However, you should carefully consider all of the information set forth in this Annual Report on Form 20-F when assessing your investment decision, including, but not limited to, the complete discussion of material risks facing our business as set forth below:

•risks relating to foreign currency exchange loss and other fluctuation and translation-related risks;
•risks relating to the recognition of impairment charges in respect of our cash generating units (“CGUs”), some of which could be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest, which may cause us to write-down the value of our non-current assets, including property and equipment and intangible assets (e.g. goodwill);
•risks relating to the ongoing war in Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets of JSC Kyivstar (“Kyivstar”); the effect of sanctions and export controls on Kyivstar’s operations and counterparties, including limitations on cash movements, dividend distributions or other upstream payments; volatility in the Ukrainian hryvnia and our other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the war, sanctions (including any reputational harm from certain of the beneficial owners of our largest shareholder, LPE Middle East Limited (“LetterOne”), being subject to sanctions); the risk of nationalization affecting Kyivstar; and its impact on our liquidity, financial condition and our ability to operate as a going concern;
•risks related to U.S. import tariffs which disrupted and continue to disrupt global supply chains and heighten economic uncertainty worldwide, exacerbating inflationary pressures;
•risks related to adverse global developments, such as wars, terrorist attacks, natural disasters and pandemics which negatively impact spending appetite, increase operation costs and risk larger scale network outages;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate, including our ability to keep pace with technological changes and evolving industry standards;
•risks associated with barriers to 4G smartphone adoption in some of our markets, and with additional capex investments beyond planned levels in relation to 4G infrastructure and upgrades;
•risks that rapid technological changes, including AI adoption and evolving industry standards, render current technologies obsolete, lower barriers to entry for digital-native and OTT competitors offering more personalized or lower-cost services, require substantial capital investment for new technologies and spectrum and expose us to AI-related risks imposing compliance burdens and operational risks, as well as risks of competitors developing similar or superior AI products;
•risks associated with our ability to successfully implement strategic initiatives and integrate acquired businesses;

•risks associated with cyber-attacks or systems and network disruptions, data protection and data breaches, or the perception of such attacks or failures to protect against such attacks in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us, such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks related to our telecommunications infrastructure and other network assets being vulnerable to damage and disruption from events including natural disasters, extreme environmental conditions, military conflicts, power outages, terrorist acts, riots, government-ordered service restrictions, changes in government regulation, equipment or system failures (including from wear and tear) or improper maintenance or an inability to access or operate such equipment or systems, human error or intentional wrongdoings;
•risks related to our current indebtedness levels, including our ability to raise additional indebtedness on acceptable terms and our ability to comply with the covenants in our financing agreements;
•risks due to the fact that we are a holding company with a number of operating subsidiaries, including our dependence on our operating subsidiaries for cash dividends, distributions, loans and other transfers;
•risks related to the impact of export controls, international trade regulation, customs and technology regulation on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software and equipment sourced from these suppliers;
•risks related to the loss of logos, trade names and similar intellectual property, including our rights to certain domain names;
•risks relating to Kyivstar Group's status as a separately listed public company on Nasdaq;
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
•risks relating to our operations in each country where we conduct business and where laws are applicable to us, including regulatory uncertainty regarding our licenses, regulatory uncertainty regarding our product and service offerings and approvals or consents required from governmental authorities in relation thereto, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to losing our status as exclusive tax residents of the UAE, as certain tax authorities may treat us as being tax resident elsewhere;
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

Our operations are located in frontier markets. Investors should fully appreciate the significance of the risks involved in investing in a company exposed to frontier markets and are urged to consult with their own legal, financial and tax advisors. Frontier market governments and judiciaries often exercise broad discretion and their economic policies and regulatory frameworks are susceptible to rapid change. The political and economic relations of our countries of operation are often complex and have resulted, and may in the future continue to result, in wars and political upheaval, which could materially harm our business, financial condition, results of operations, cash flows or prospects.

Many of the frontier markets in which we operate are susceptible to experiencing significant social unrest or military conflicts. Our ability to provide service in Ukraine following the onset of the war with Russia has been impacted due to power outages and damage to our infrastructure. Similarly, our subsidiary in Pakistan has also been ordered to shut down parts of its mobile network and services from time to time due to the security or political situation in the country. For example, the Pakistan Telecommunications Authority directed mobile network providers to suspend mobile phone and internet services in scattered areas of several major cities across the country during the period from July 2, 2025 to July 9, 2025 to maintain public safety during religious processions. For example, in September 2025, our operations in Pakistan were affected by armed clashes between Pakistani security forces and Afghan Taliban militants in border regions. These events led to the imposition of heightened security measures and temporary restrictions on mobile networks in certain provinces, disrupting services and increasing operational risks. Similar incidents could occur in other markets where we operate, impacting our ability to maintain network availability and customer service. In May 2025, the situation on the border between Pakistan and India escalated, resulting in a four-day conflict between the two countries. Due to this conflict, Jazz operations, including safety and security and the protection of assets, were impacted and we were forced to deploy extraordinary mitigation measures to address the situation.

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

The economies of frontier markets are also particularly vulnerable to market downturns and economic slowdowns in the global economy, including the introduction or the threat of the introduction of significant tariffs by the United States as experienced in Uzbekistan and Kazakhstan in 2025. As has happened in the past, a slowdown in the global economy or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies in the short- and long-term. In addition, turnover of political leaders or parties in frontier markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a greater extent than turnover in developed countries and any of these developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business. Such events could also create uncertain regulatory environments, which, in turn, could impact our compliance with license obligations and other regulatory approvals. Such political volatility in the countries in which we operate may adversely affect our ability to operate effectively, expose us to potential expropriation of assets, and result in unpredictable regulatory changes. Additionally, the economic environment may suffer from decreased foreign investment and increased inflation, further complicating our operational landscape. For example, in Bangladesh the mass protests, civil unrest and riots which resulted in the fall of the government of Prime Minister Sheikh Hasina and the establishment of an interim government in July and August 2024 have resulted in a degree of continued political and economic instability in the country, including sustained high inflation which for the year 2025 (and according to the Central Bank of Bangladesh) peaked at 9.94% in January, after a historic high of 11.66% in 2024. Elevated inflation has negatively affected consumer spending appetite and altered telecommunications spending patterns, which in turn has had a corresponding adverse impact on our results of operations during the relevant period. Parliamentary elections, together with a constitutional referendum, were held on February 12, 2026 and resulted in one party securing a comfortable majority, with its leader assuming the premiership and forming a government later that month. While the post‑election law and order situation appears to be under control, the prolonged period of civil unrest has eroded public confidence, and ongoing economic pressures continue to contribute to underlying social and political tensions which may in turn contribute to market and economic difficulties.

The nature of much of the legislation in frontier markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal and regulatory systems in frontier markets result in ambiguities, inconsistencies and anomalies in terms of enforcement and interpretation. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties. Furthermore, we operate in a number of jurisdictions that pose a high risk of potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws, based on metrics such as Transparency International’s Corruption Perception Index.
Social instability or spread of violence in the countries in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority, and a rise in potential nationalizations or expropriations by governments. These sentiments and adverse economic conditions could lead to restrictions on foreign ownership of companies in the telecommunications industry or nationalization, expropriation or other seizure of certain assets or businesses. In most of the countries in which we operate, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, may continue to be required to expend resources to seek redress for such measures, and may not receive adequate compensation if in the future the governments decide to nationalize or expropriate some or all of our assets. In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military war. Additionally, ongoing tensions and periodic escalations between India and Pakistan could lead to regional instability, which may adversely affect economic conditions in South Asia and increase political risk to our Pakistan operations.
The banking and other financial systems in our countries of operation also tend to be less developed and less regulated, compared to more mature economies, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent application. Uncertain banking laws may also impact our performance and limit our ability to attract future investment in these countries. For example, in July 2025 the State Bank of Pakistan mandated biometric verification (“BVS”) for all over-the-counter (“OTC”) transactions. The launch was suspended within 18 hours due to NADRA system failures, causing widespread transaction disruptions. After system upgrades, the service was reintroduced on July 21, 2025 but restricted to 48,000 BVS-enabled agents compared to 120,000 previously active agents which negatively impacted our cash-in volumes for August 2025. Such banking risks cannot be completely eliminated by diversified borrowing and conducting credit analyses. In addition, underdeveloped banking and financial systems are more susceptible to a banking crisis, which would affect the capacity for financial institutions to lend or fulfil their existing obligations, or lead to the bankruptcy or insolvency of the banks from which we receive, or in which we hold, our funds, and could result in the loss of our deposits, the inability to borrow or refinance existing borrowings or otherwise negatively affect our ability to complete banking transactions in these countries.
In addition, the central banks and governments in the markets in our countries of operation may also restrict or prevent international transfers, or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including paying dividends and third-party suppliers. Furthermore, banks (especially those in our operating countries) have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of local currency financing and refinancing of existing borrowings in these countries. For example, in Bangladesh we could face difficulty renewing or obtaining new short-term facilities due to, amongst other factors, efforts by the Central Bank of Bangladesh to streamline the banking industry which may cause local banks to be more conservative in their lending patterns. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, which could harm our business, financial condition, cash flows, results of operations or prospects.

We are exposed to foreign currency exchange risks.

A significant amount of our costs, expenditures and liabilities, including capital expenditures and all group-level debt, is denominated in U.S. dollars, while our operating revenue is denominated in Ukrainian hryvnia, Pakistani rupee, Kazakhstani tenge, Bangladeshi taka and the Uzbekistani som. Declining values of these currencies against the U.S. dollar could make it more expensive to repay U.S.-dollar denominated debt, purchase equipment or services denominated in U.S. dollars, and exchange cash reserves in one currency for use in another jurisdiction for capital expenditures, operating costs and debt servicing. In addition, our operating metrics, debt coverage metrics and the value of some of our investments in U.S. dollar terms are affected by foreign currency translations. In recent years, greater inflation in our local currencies relative to the U.S. dollar have negatively impacted our results in U.S. dollar terms. When a local currency depreciates against the U.S. dollar in a given period, the results of such business expressed in U.S. dollars will be lower period-on-period, even assuming consistent local currency performance across the periods.

We primarily generate revenue in currencies which tend to experience greater volatility than the U.S. dollar. For example, the value of the Ukrainian hryvnia experienced significant volatility following the outbreak of the war in Ukraine. The National Bank of Ukraine initially fixed the Ukrainian hryvnia to a set rate of 29.25 to the U.S. dollar in February 2022. Subsequently, in July 2022, it then fixed to a set rate of 36.57 to the U.S. dollar, representing a devaluation of 25%, which it later removed in October 2023, replacing it with a more flexible exchange rate. The National Bank of Ukraine will continue to seek to significantly limit exchange-rate fluctuations, in order to prevent both a significant weakening and a significant strengthening of the Ukrainian hryvnia. Furthermore, we could be materially adversely impacted by a further decline in the value of the Ukrainian hryvnia against the U.S. dollar due to the decline of the general economic performance of Ukraine

(including as a result of the continued impact of the war with Russia), investment in Ukraine or trade with Ukrainian companies decreasing substantially, the Ukrainian Government experiencing difficulty raising money through the issuance of debt in the global capital markets or as a result of a technical or actual default on Ukrainian sovereign debt.

In addition to the Ukrainian hryvnia, the values of the Pakistani rupee, Kazakhstani tenge, Uzbekistani som and Bangladeshi taka have experienced significant volatility in recent years in response to certain political and economic issues, including the recent global inflationary pressure. Such volatility may continue and result in sustained depreciation of these currencies against the U.S. dollar, alternated by periods in which these currencies may stabilize or appreciate against the U.S. dollar. We have also experienced periods of elevated inflation in several of the countries where we operate, driven by high levels of government spending, global increases in the price of goods, political instability, climate‑ and war‑related disruptions, and energy supply constraints. These factors contributed to high inflation rates in 2023 and 2024 and continued into 2025. For example, Bangladesh recorded persistently high inflation throughout 2025, with annual inflation peaking at 9.94% in January 2025 according to the Central Bank of Bangladesh, before moderating to between 8.17% and 8.55% in the second half of the year. These inflationary pressures adversely affected the cost of living and consumers’ spending power in the country. Inflationary pressures can also exacerbate the risks associated with currency fluctuation with respect to a given country. Our profit (“Profit”) margins in countries experiencing high inflation could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, manifested in inflationary increases in salary, wages, benefits and other administrative, supply and energy costs, and such price increases may be difficult with our mass market and price-sensitive customer base. See—“The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline” for further discussion.

To counteract the effects of these foreign currency exchange risks, we engage in certain hedging strategies, to the extent possible, in our operating jurisdictions in respect of the local currencies. However, our hedging strategies may prove ineffective if, for example, exchange rates fluctuate in response to legislative or regulatory action by a government with respect to its currency. For more information about our foreign currency translation and associated risks, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations, Item 11—Quantitative and Qualitative Disclosures about Market Risk and Note 20—Financial Risk Management to our Audited Consolidated Financial Statements.

The ongoing war in Ukraine has had, and may continue to have, a material adverse impact on our business, financial condition, results of operations, cash flows and business prospects.

The ongoing war in Ukraine has had, and may continue to have, a material adverse impact on our Ukrainian operations. The continuation or escalation of the war could further destabilize the political and economic situation in Ukraine and adversely affect our operations. Events which materially and adversely affect our business may occur without warning. These are highly uncertain times, and it is not possible to execute comprehensive contingency planning in Ukraine due to the unpredictability of the ongoing war and inherent danger in the country. The risks described below outline how prolongation or escalation of the war, expansion of current sanctions, the imposition of new and broader sanctions, and disruptions in our operations, transactions with key suppliers and counterparties could have a direct or indirect impact on our business, financial condition, results of operations, cash flows and business prospects. We cannot assure you that risks related to the ongoing war are limited to those described in this Annual Report on Form 20-F. Our operations in Ukraine represented approximately 26% of our revenue for the year ended December 31, 2025.

The war has had a marked impact on the economy of Ukraine. The war, including its associated economic sanctions against Russia and the export control actions by Russia, have also led to a surge in certain commodity prices (including wheat, oil and gas) and inflationary pressures which have each had an effect on our customers, including their spending patterns. For example, the blended electricity tariff (the average price we pay for electricity) for our Ukrainian operations increased by 19.5% in 2025 and 27.3% in 2024. Although commodity prices have generally declined from their peak levels during the early stages of the war and, in many cases, approached or fell below pre-war averages, they remain subject to volatility and potential increases if global supply is further restricted. Additionally, the electricity scarcity has been and may continue to be is exacerbated due to the intensified Russian strikes on the grid in Ukraine. Such price increases or other inflationary pressures may cause further financial and economic strain on our customers in the other countries in which we operate. Rising fuel prices also make it more expensive for us to operate and power our networks.

Uncertainty in U.S. policy toward Ukraine continues to affect the war and Ukraine’s economy. Despite resumption of military aid and intelligence sharing in March 2025 and additional aid packages in September 2025, uncertainty remains over the U.S.’s long-term position towards Ukraine. Beginning in late 2025, U.S.-led peace discussions intensified, with certain proposals reportedly contemplating that Ukraine cede significant territory, limit its future military capabilities, and agree to remain outside NATO. Further, in January 2026, representatives from Russia, Ukraine and the U.S. attended trilateral talks in Abu Dhabi to discuss the terms for the potential for a peace agreement between the nations. As of March 1, 2026, no agreement to end the war has been made and Russian attacks on Ukraine’s energy infrastructure, which have resulted in sustained blackouts and business disruptions throughout the Ukrainian winter, continue. Growing U.S. pressure to end the conflict may lead to further aid reductions or policy actions weakening Ukraine’s negotiating position. Any adverse peace agreement could result in territorial losses, economic instability, and potential seizure of key infrastructure and assets. A potential timeline for a ceasefire and/or terms for potential settlement remains unclear.

The war has led to damage to or loss of our network infrastructure in Ukraine. We have incurred additional maintenance capital expenditures to maintain, and repair damage to our mobile and fixed-line telecommunications infrastructure in Ukraine resulting from the war. For the year ended December 31, 2025, our costs related to security, fuel for diesel generators, batteries, mitigation measures (which were aimed at protecting the energy independence of our telecom network in the event of further attacks on the energy infrastructure) and other costs were approximately UAH 1,400 million ( US$34 million) compared to UAH 2,024,9 million (US$49 million ) for the year ended December 31, 2024. We expect these costs to continue and potentially increase. while the war in Ukraine persists, which could have a material adverse effect on our business and prospects. We have experienced partial destruction of our infrastructure in Ukraine with about 5% of our combined telecommunication network having been damaged or destroyed, of which about 82% had been restored as of December 31, 2025. Approximately 5% of our telecommunication network is currently remained non-functional and located in the Russian-occupied territories as of December 31, 2025. There can be no assurance that our Ukrainian network will not sustain additional major damage and that such damage can be repaired in a timely manner as the war continues. Although, Ukrainian electrical output conditions improved temporarily in mid-2025, the grid remains subject to renewed attacks, outages and shortages. Should the electrical output once again fall as a result of attacks on Ukraine’s electrical grid, we may once again face challenges ensuring that our network assets in Ukraine have a power source. We have installed approximately 3,740 generators (stationary diesel generators, mobile diesel generator and third-party stationary diesel generators) and approximately 252,000 additional batteries for backup capacity and improved network resilience. There can be no assurance that such capacity will be sufficient to meet regulatory requirements or improve our network resilience. If we do not maintain adequate backup capacity, we could be subject to fines and reputational harm, which could adversely affect our business and results of operations. In addition, certain of our key infrastructure and assets located within Ukraine may be seized or may be subject to appropriation if Russian forces obtain control of the regions within Ukraine where those assets are situated, which may have an adverse effect on our ability to continue to operate in Ukraine.

Customer demand for our services in Ukraine may increase or decrease depending on the fluctuations in the Ukrainian population as a result of Ukrainians relocating in or out of the country due to the war. For example, as of January 2026, the United Nations High Commissioner for Refugees estimated that approximately 5.9 million refugees from Ukraine have been recorded globally, and the country has sustained significant damage to infrastructure and assets. If the ongoing war persists and Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, we could lose a significant number of subscribers, which could have a material impact on our customer base, as well as their use and spending on our services. We may also experience fluctuations in the demand for our services if our customers experience difficulties in accessing or using our products and services outside of Ukraine, either as a result of roaming arrangements with our network providers or as a result of switching to a different provider on a temporary or permanent basis. We have experienced a decline in revenue generated from international mobile termination rates (“MTRs”) charged to Ukrainian customers due to implemented EU policies that regulate roaming charges for Ukrainians. In June 2024, Ukrainian President Volodymyr Zelenskyy signed a law establishing a single roaming area with the EU, ensuring that Ukrainian mobile users can continue to use their devices in EU countries without additional charges and vice versa for EU visitors in Ukraine. With Ukraine joining the single roaming area under the “Roam Like at Home” Regulation as of January 1, 2026, we expect the decline in rates charged to Ukrainian customers to continue affect our revenue generation.

In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. Our business continuity plans are designed to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts on our operations. Our crisis management procedures, business continuity plans, and disaster recovery capabilities may not be effective at preventing or mitigating the effects of prolonged or multiple crises, such as civil unrest, military conflict or a pandemic in a concentrated geographic area.

In December 2023, Kyivstar’s network has been the target of a widespread externalcyber-attack that caused technical failure resulting in Kyivstar subscribers being unable to use its communication services. As part of our crisis management procedures and business continuity plans, we worked closely with Ukrainian law enforcement agencies to determine the cause of the attacks; the assessments conducted indicate that Kyivstar likely experienced these attacks as part of the ongoing war in Ukraine. See “We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats that may lead to compromised or inaccessible telecommunications, digital and financial services, leaks or unauthorized access to confidential information” for more information.

In addition, the war in Ukraine has disrupted our strategic plans and diverted Kyivstar’s management’s attention from such initiatives while they focused and continue to focus on the impact the war has had and continues to have on our business in Ukraine, including managing the challenges that arise as a result of the current sanctions regime. Group management and board attention has been similarly diverted, including to manage the sanctions and liquidity challenges that arise for VEON as a result of the current sanctions regime. In addition, management’s attention has been diverted from operations in other countries, as the war requires that they continue to give special focus to our operations in Ukraine. The continuation or escalation of the war in Ukraine and its indirect consequences may increase our need for prudent cash management and reduce our appetite for investments in other countries. The diversion of management’s attention or funds and the lack of dividend upstreaming, and any resulting disruption to our strategic plans, could adversely affect our business, financial condition, results of operations, cash flows or prospects.

The current events in the regions where we operate in Ukraine and from where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations and cause volatility in the price of our securities.

Sanctions and export control actions

The following former and current ultimate beneficial owners of LetterOne, a 45.46% shareholder in VEON, are the target of sanctions in the EU, U.S. and UK: Mikhail Fridman; Petr Aven; Alexey Kuzmichev; and German Khan, (collectively, the “Designated Persons”). Mr. Fridman resigned from VEON’s board of directors effective February 28, 2022. None of the other Designated Persons were members of the Board of Directors. We understand, based on a letter provided by LetterOne,that Mr. Fridman and Mr. Aven are shareholders in LetterOne (approximately 37.86% and 12.13% share ownership, respectively) and that Mr. Khan and Mr. Kuzmichev are no longer shareholders in LetterOne. In October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman and Petr Aven, as well as Andriy Kosogov, who is also a shareholder in LetterOne (holding approximately 47.24% of LetterOne’s shares based on a LetterOne memorandum dated May 24, 2022, as further updated February 28, 2023, October 1, 2023, April 25, 2024 and October 23, 2025).

These sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on VEON as these individuals are not part of the Company’s corporate governance mechanisms nor are they able to exercise any rights regarding

VEON (among other things). VEON has not been named as a target of U.S., EU or UK sanctions as a consequence of LetterOne being a 45.46% shareholder in VEON (as of December 31, 2025). Likewise, while LetterOne has certain ultimate beneficial owners that are the target of sanctions, LetterOne has not itself been named as a target of sanctions. However, there can be no assurance that VEON or LetterOne would not become the target of future sanctions or that certain other beneficial owners of LetterOne would not be sanctioned in the future. If we become the target of U.S., EU or UK sanctions, investors subject to the jurisdiction of an applicable sanctions’ regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our securities. Our operations, access to capital and the price of our securities would also be severely negatively impacted as a result.

Due to the association of Designated Persons with our largest shareholder, even after the sale of our Russian operating company PJSC VimpelCom and its subsidiaries (collectively, our “Russian Operations”), the sanctions against certain of our beneficial owners have continued to pose challenges to our business and operations, including harm to our reputation. Certain multinational companies and firms have chosen, of their own accord, to cease transacting with all Russia-based or Russian-affiliated companies or those that they perceive to be affiliated with Russia (i.e. self-imposed sanctions), because of the war and we may continue to be impacted by these actions as a result of the association of the Designated Persons with our largest shareholder. Although many business partners and service providers, including financial institutions and firms providing external auditing services, have chosen to re-engage with us in 2025, we may continue to face challenges, and at times delays, in conducting routine business operations with entities subject to the jurisdictions of relevant sanctions regimes, including international financial institutions, international equipment suppliers and other international service providers, which can impact our ability to raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. In addition, we face challenges when engaging with international financial institutions as a result of the issuance of Executive Order 14114 in December 2023, which amended Executive Order 14024, to authorize the U.S. Secretary of the Treasury to impose sanctions on non-U.S. financial institutions in the event it determines such institutions have conducted or facilitated any significant transaction or transactions, or provided any service, involving companies operating in Russia’s technology sector among other sectors. While we do not believe the nature of any remaining ties that we have with VimpelCom, including our Beeline license, falls within the scope of such sanctions, international financial institutions could take a position that VimpelCom operates in Russia’s technology sector, and therefore, decline to process any transactions involving VimpelCom, directly or indirectly. However, some third parties (including financial institutions and firms providing external auditing services), have chosen to revisit their relationships with us and work with us again following the successful completion of the sale of our Russian Operations. Furthermore, the government of Russia has introduced countermeasure sanctions which have subjected or could subject our legal entities and employees in Ukraine to restrictions or liabilities, including capital controls, international funds transfer restrictions, asset freezes, nationalization measures or other restrictive measures.

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

Nationalization risks and Ukrainian Government action

Our Ukrainian business and network infrastructure may be subject to nationalization risks and adverse executive, legislative and judicial action by the Ukrainian authorities as majority shareholder of Kyivstar Group Ltd. It is possible that the Ukrainian authorities may continue to propose or implement further measures, including sanctions targeting companies that have Russian shareholders, and any such measures or similar measures, if applied in relation to our Ukrainian subsidiaries, could lead to the involuntary deconsolidation of our Ukrainian subsidiaries, a loss in our assets and/or significant disruption to our operations, which would have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects. Below is a summary of certain actions and risks which we anticipate could affect our business.

Nationalization legislation and actions

In May 2023, pursuant to existing Ukrainian nationalization laws (the “Nationalization Laws”), the President of Ukraine signed an initial package of restrictive measures relating to 41 entities. Neither VEON, nor any of its subsidiaries were among the entities named, but the measures did affect a number of large Ukrainian companies due to the presence of Russian citizens in the companies’ ownership structure. Furthermore, as part of the measures adopted by Ukraine in response to the ongoing war with Russia, amendments to the Nationalization Laws have been approved by the Ukrainian Parliament and, as of December 31, 2025, are awaiting signing by the President of Ukraine (the “Nationalization Laws Amendments”). Among

other things, the Nationalization Laws Amendments extend the definition of “residents” whose property in Ukraine (whether owned directly or indirectly) can be seized under the Nationalization Laws to include property owned by the Russian state, Russian citizens, other nationals with a close relationship to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or is controlled or managed by any of the individuals identified above. It is currently unclear when the President of Ukraine will sign the Nationalization Laws Amendments into law, if at all. Separately, in April 2023, the Ukrainian Parliament approved measures to allow for the nationalization of Sense Bank (previously known as Alfa Bank), one of Ukraine’s largest commercial banks, on the basis that Sense Bank is a systemically important bank in Ukraine and it had shareholders that were sanctioned by Ukraine, including Mikhail Fridman and Petr Aven, who are shareholders in LetterOne.

Government powers under martial law

On February 24, 2022, the Ukrainian Government declared martial law, which, among other things, allows the Ukrainian Government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. Since then, the martial law period has been continuously extended without interruption. The latest extension, signed into law on October 20, 2025, extends the martial law period until February 3, 2026. The National Security and Defense Council of Ukraine Secretary indicated that, at the end of the application of martial law, assets which the Ukrainian Government has taken control of pursuant to the martial law can be returned to their owners or such owners may be appropriately compensated. Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Ukraine to VEON, prohibitions on renting state property and land, prohibitions on participation in public procurement impacting B2G revenue and restrictions on making payments abroad, including to foreign suppliers (with a small number of exceptions expressly provided by law, or on the basis of separate government approvals). Currently, it is not possible to predict how long the martial law in Ukraine will last, whether any additional restrictions will be introduced, or how long the restrictions will last. There can be no assurance that the Ukrainian authorities will not further extend or use their powers under martial law in ways that will materially and adversely affect our operations and financial condition. Likewise, there is no assurance that we will be able to obtain any separate government approvals for foreign payments and our ability to make dividend payments from our Ukrainian operations could continue to be restricted for some time.

Corporate rights seizure

On October 4, 2023 through November 29, 2024, the Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings, which are unrelated to VEON or Kyivstar, were initiated in Ukraine against Mikhail Fridman and are still in progress. After the announcement of the Security Service of Ukraine (“SSU”), we received notification from our local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries had been frozen: (i) 47.85% of JSC Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi. The freezing of these corporate rights prevented any transactions involving our shares in such subsidiaries, including JSC Kyivstar, from proceeding.

We promptly appealed the freezing order imposed by the Ukrainian court. On October 30, 2023, we announced that two appeals had been filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in JSC Kyivstar and Ukraine Tower Company and requesting the lifting of the freezing of our corporate rights. In December 2023, the court rejected the appeals. On June 4, 2024, the Group Chief Executive Officer of VEON (the “CEO”), in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskyi District Court of Kyiv requesting cancellation of the freezing of corporate rights in Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in JSC Kyivstar, Kyivstar.Tech and Helsi Ukraine (together, the “Other Ukrainian Subsidiaries”).

Subsequently, on November 29, 2024, prior to Kyivstar Group’s listing in August 2025, the Shevchenkivskyi District Court of Kyiv ruled in favor of the request to unfreeze 47.85% of VEON’s corporate rights in JSC Kyivstar, and 100% of VEON’s corporate rights in its Other Ukrainian Subsidiaries: Ukraine Tower Company, Kyivstar.Tech and Helsi (for which 69.99% was frozen by the Ukrainian courts). The decision fully removed the restrictions on VEON’s corporate rights imposed by the Ukrainian courts on our wholly-owned subsidiary Kyivstar and Ukraine Tower Company.

Following the decision of the Shevchenkivskyi District Court of Kyiv, VEON is continuing to work with the local custodian to remove any remaining restrictions in respect of corporate; however, there can be no assurance that such removal will be achieved and we cannot rule out the possibility that Ukrainian courts may in the future freeze, or impose the same or different restrictions on, our corporate rights.

Amending sanctions legislation

In April 2024, draft amendments to the Law of Ukraine “On Sanctions” of August 14, 2014 were introduced in the Ukrainian Parliament (the “Sanctions Law Amendments”), which could be applicable to our subsidiaries in Ukraine. Under the proposed Sanctions Law Amendments, the Ukrainian Government may petition the relevant Ukrainian court to confiscate 100% of the corporate rights in any Ukrainian company if a person sanctioned by Ukraine, directly or indirectly holds a stake in such company, regardless of the percentage of the stake or the manner in which it is held. Following such confiscation, shares in such companies that are attributable to non-sanctioned persons (“Non-sanctioned Persons”) would be held in escrow and would eventually be redistributed to such Non-sanctioned Persons upon application for redistribution.

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

Further, on January 14, 2025, the Ukrainian Government registered in the Parliament the Draft Law (“Draft Law”) on Amendments to the Criminal Code of Ukraine and the Criminal Procedure Code of Ukraine and the Law of Ukraine "On Sanctions" regarding the establishment of liability for violation of special economic and other restrictive measures. Under the proposed laws certain actions pertaining to the violation and circumvention of certain sanctions restrictions would be criminally punishable. On June 3, 2025, the Parliament approved the Draft Law on Amendments to the Criminal Code of Ukraine and the Criminal Procedure Code of Ukraine and the Law of Ukraine “On Sanctions” in the first reading. The Draft Law is subject to a second reading in the Parliament.

Ukraine imposed sanctions for a ten-year period against Mikhail Fridman, Petr Aven and Andrey Kosogov due to their ownership in LetterOne in October 2022. These sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on VEON or Kyivstar as these individuals are not part of VEON’s corporate governance mechanisms nor are they able to exercise any rights regarding VEON or Kyivstar. However, we cannot rule out the potential impact of these sanctions on banks’, lenders’ and other parties’ readiness to transfer dividends in the event the above restrictions are lifted, or the nationalization risk such measures pose to us. Furthermore, the government of Russia has introduced countermeasure sanctions which have subjected or could subject us and our employees to restrictions or liabilities, which could include international funds transfer restrictions, asset freezes or other restrictive measures.

Government prosecution

According to press reports, on September 25, 2024, the Ministry of Justice of Ukraine filed a suit with the Ukraine High Anti-Corruption Court seeking confiscation of the shares in various companies related to Mikhail Fridman, Petr Aven and Andrei Kosogov and the company Rissa Investments Limited, in which certain of these individuals hold an interest. None of the shares reported to be targeted by such action are related to VEON or any of our subsidiaries. However, we cannot rule out the possibility that one of our Ukrainian subsidiaries may be the target of, or may otherwise be impacted by, similar actions against the aforementioned LetterOne shareholders, given the previous restrictions on our corporate rights in Kyivstar and our other Ukrainian subsidiaries as a result of LetterOne’s VEON shareholdings.

From time to time, we recognize impairment charges in respect of our CGUs, some of which can be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest.

We have incurred, and may in the future incur, substantial impairment charges as a result of significant differences between the actual performance of our operating companies and the forecasted projection for revenue, adjusted EBITDA and/or capital expenditures, which leads to a write-down of the value of our non-current assets, including property and equipment and intangible assets. The possible consequences of financial, economic or geopolitical crises, including the ongoing war in Ukraine and the continuing political transition in Bangladesh, and the impact such crises may have on customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants in the market, regulatory adjustments in relation to changes in consumer prices and our ability to adjust costs and investments in response to changes in revenue, may also adversely affect our forecasts and lead to a write-down of tangible and intangible assets, including goodwill.

We regularly test our property and equipment and intangible assets for impairment by calculating the fair value less cost of disposal (“FVLCD”) for our CGUs to determine whether any adjustments to the carrying value of CGUs are required. Our assessment of the FVLCD of our CGUs involves estimations about the future performance of the CGU. Accordingly, such estimates can be sensitive to significant assumptions of projected discount rates, EBITDA growth, projected capital expenditures, long-term revenue growth rate and related terminal values. We assess, at the end of each reporting period, whether there exist any indicators (“triggers”) that indicate an asset may be impaired (e.g, an asset becoming idle, damaged or no longer in use). If there are such indicators, we estimate the recoverable amount of the asset. Goodwill is tested for impairment annually (on September 30) or when circumstances indicate the carrying value may be impaired.

Management performed its annual impairment testing of goodwill as of September 30, 2025 and also tested non-goodwill CGUs for impairment as of the same date. Based on the quantitative and qualitative assessments and valuation analyses performed, no impairment or reversal of impairment was identified for any of our CGUs for the period ended September 30, 2025. However, we cannot rule out the possibility that financial, economic or geopolitical crises may arise in one or more of our operating markets that may require adjustments to the carrying value of the related CGU, see Note 13—Impairment of Assets and Note 15—Intangible Assets to our Audited Consolidated Financial Statements for further detail. The circumstances in Bangladesh could also impact our assessment relating to the recognition and recoverability of our deferred tax assets in Bangladesh. For more information see “Changes in tax treaties, laws, rules or interpretations, including our determination of the recognition and recoverability of deferred tax assets, could harm our business, and the unpredictable tax systems and our performance in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax and business decisions”.

During July and August 2024, our Bangladesh subsidiary and other network providers experienced network outages and blockages in connection with mass protests, civil unrest and riots that resulted in the fall of the government of Prime Minister Sheikh Hasina and the establishment of an interim government. The political unrest negatively impacted the population’s spending appetite and influenced telecom spending patterns, while increased operation costs for the business unit identified indicators of an impairment event with respect to our Bangladesh CGU in the third quarter of 2024. While the interim government has remained in power throughout 2025, and we have not experienced any large‑scale network outages during this period, the political situation in Bangladesh remains uncertain and the potential for renewed political instability persists.

For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 13—Held for Sale and Discontinued Operations, Note 13—Impairment of Assets and Note 15—Intangible Assets to our Audited Consolidated Financial Statements. For a discussion of the risks associated with the markets where we operate, see —The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline, —Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks and —The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects.

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

Unfavorable economic conditions in our markets can negatively impact our customers’ financial position, which can in turn affect their spending patterns and usage of our products. During such downturns, it may be more difficult for us to grow our business, either by attracting new customers or by increasing usage levels among existing customers, and it may be more likely that customers will downgrade or disconnect their services, making it more difficult for us to maintain ARPUs and subscriber numbers at existing levels. In addition to the potential impact on our revenue, ARPUs, cash flow and liquidity, such economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures, refinance existing indebtedness or meet unexpected financial requirements.

Adverse global developments, such as wars, terrorist attacks, natural disasters and pandemics, have impacted and will continue to impact the global economy and thus our business, financial condition, results of operations, cash flows or prospects. Outside of the ongoing war in Ukraine, we are exposed to other geopolitical and diplomatic developments that involve the countries in which we operate. For example, political unrest and civil disturbances in Bangladesh during the summer of 2024 resulted in our subsidiary experiencing data network shutdowns that disrupted our operations and, along with other factors, caused a decline in Banglalink’s subscriber base and revenue. This instability has persisted throughout 2025, with the interim government limitations to stabilize the economic environment and implement lasting economic reforms, contributing to continued inflationary pressures and weak consumer spending. Similarly, in Pakistan, political volatility has continued through 2025, marked by security crackdowns and armed clashes in border regions, as well as government-imposed mobile and internet restrictions during periods of unrest. These conditions have negatively impacted our ability to provide uninterrupted services and have increased operational and compliance risks in both markets.

In addition, rising costs for energy, food, housing, transportation, and other commodities, driven in part by the ongoing war in Ukraine, have led to elevated inflation across many countries and placed downward pressures on corporate profitability. While over the course of 2023 and part of 2024, central banks responded to inflationary pressures with rapid increases to interest rates, monetary authorities in the United States, the European Union, and the United Kingdom held rates steady or shifted toward rate cuts throughout 2025, reflecting a more cautious approach amid slowing economic conditions and moderate inflation.

Despite this transition to rate stability, the macroeconomic environment remains uncertain. Increasing price volatility in fossil fuels and continued uncertainty regarding inflation rates continue to pose a risk to global economy in many of the markets in which we operate and may result in recessionary periods and lower corporate investment. These dynamics could lead to economic strain on our business and on current and potential customers. Additionally, in April 2025, the U.S. announced tariffs on imports from all countries including a 10% baseline tariff on all imports and higher “reciprocal” tariffs on imports from countries with significant trade deficits. Although, the U.S. government declared a 90-day moratorium on all reciprocal tariffs, except those on imports from China, tariff policy continued to evolve throughout 2025, with certain country-specific duties reinstated in July and further adjustments announced in November to ease cost pressures on essential goods. For example, starting on August 1, 2025, Kazakhstan became subject to an additional 25% tariff “on any and all Kazakh products sent into the United States, separate from all Sectoral Tariffs.” In response, to such tariff policies, several countries imposed or maintained retaliatory tariffs and other trade measures on U.S. imports. On February 20, 2026, the U.S. Supreme Court struck down tariffs imposed under the International Emergency Economic Powers Act (“IEEPA”), holding by a 6–3 vote that IEEPA does not authorize the President to impose tariffs and that such taxing authority rests with Congress. In response, the administration relied on alternative statutory authorities, including the Trade Act of 1974 and the Trade Expansion Act of 1962, to maintain or reimpose tariffs, in some cases at higher levels than those previously in effect, including on imports from countries with existing bilateral agreements. While the ruling invalidated IEEPA‑based tariffs, it did not address refunds for tariffs already paid, creating uncertainty regarding U.S. trade policy and potential responses from affected trading partners. These developments have disrupted global supply chains and heightened economic uncertainty worldwide, particularly in certain of the countries in which we operate, some of which were subject to high reciprocal tariffs. This has led and may continue to lead to increased costs of goods in our markets, exacerbating inflationary pressures, which may in turn negatively affect our customers’ spending patterns, including their spending on our services.

Our financial performance has been and may continue to be affected by macroeconomic issues more broadly, including risks of inflation, deflation, stagflation, recessions, changes in sovereign debt levels and instability of currencies across our key markets and globally. Global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, the war in Ukraine, the war between Israel and Hamas, the escalation of the conflict between Israel and Iran the recent development in Venezuela, the March 2023 banking crisis and the resulting closure of certain financial institutions by regulators, and generalized political instability.

The armed conflict between the United States, Israel and Iran that commenced on February 28, 2026, has further exacerbated political and financial instability in the Middle East. The conflict involves joint U.S. and Israeli military operations targeting Iranian military and government facilities. In response, Iran has launched retaliatory missile and drone attacks on Israel, U.S. military assets and Gulf states, including the United Arab Emirates, Saudi Arabia, Qatar, Kuwait and Bahrain. This conflict has caused significant casualties in the region, disrupted commercial air travel, damaged critical infrastructure (including airports), suspended shipping through the Strait of Hormuz and led to severe volatility in global oil and natural gas markets. The duration and ultimate scope of this conflict remain highly uncertain. A prolonged or expanding conflict could result in sustained disruptions to regional and global economic conditions, continued volatility in energy markets and further deterioration of commercial and financial activity across the Middle East. In the event that significant losses are sustained by Gulf Cooperation Council states, this could have a dramatic adverse effect on global investment flows and economic stability. Our corporate headquarters is located in United Arab Emirates, which is among the Gulf states that have been directly affected by the conflict. As a result, we face heightened exposure to the risks arising from this regional instability, including potential threats to the safety of our personnel, disruptions to local infrastructure, restrictions on commercial travel to and from the region and interruptions to our day-to-day headquarters operations, including the need to implement remote work arrangements. We have implemented measures to support and protect our employees in Dubai during this period of heightened regional instability. While the conflict has not, to date, had a material adverse effect on VEON's operations outside of the Gulf region, an escalation or prolonged continuation of hostilities could have spillover effects on the countries in which we operate, including Pakistan, which shares a border with Iran and could be affected by regional destabilization, increased protests and civil unrest, refugee flows, or economic disruption. Any escalation of hostilities in the region, including further attacks on the United Arab Emirates or its infrastructure, could have a direct and material adverse effect on our headquarters operations.Additionally, the indirect effects of a prolonged conflict including sustained elevated oil and energy prices, disruptions to global supply chains, reduced foreign investment in emerging markets, increased cybersecurity threats, and broader macroeconomic instability could adversely affect our operations, the economies of the markets in which we operate and the financial condition of our customers and business partners.

Additional factors contributing to volatility include trade and tariff uncertainty following U.S. tariff actions in 2025 and 2026, as well as the increasing frequency of extreme weather events and natural disasters impacting infrastructure and global supply chains. These events have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels, and of the financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on customer demand, our business, financial condition and results of operations, our ability to access capital on favorable terms, or at all. If current levels of market disruption and volatility continue or increase, we might continue to experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

We operate in highly competitive markets across our telecommunications and digital businesses which affect our ability to expand our customer base, retain our existing customers, sustain customer engagement and maintain revenue growth.

The markets for telecommunications products and digital services in the markets in which we operate are highly competitive in nature and are becoming increasingly saturated and highly penetrated. Competitive dynamics increasingly extend beyond price and network coverage and are influenced by customer experience, service quality, digital capabilities, trust, data usage and ecosystem offerings. In recent years, such dynamics have evolved rapidly as a result of technological developments, including cloud, artificial intelligence (“AI”), fintech and other adjacent digital services, as well as changing customer expectations and consumption behavior. In the telecommunications space, competition further intensifies from time to time due to industry consolidation, strategic alliances, new market entrants, and regulatory liberalization. Our telecommunications businesses face competitors ranging from incumbent telecom operators to digital-native and OTT (“OTT”) providers, some of which benefit from greater scale, alternative cost structures, regulatory advantages, or superior access to capital. Technological developments that lower barriers to entry may further increase competitive pressure. Across the wide variety of digital services we offer, a plethora of factors—including emerging technologies tending to displace existing ones, low barriers to entry, high customer expectations and winner-take-all dynamics—lead to such competitive pressures being particularly acute.

To address these dynamics, our strategy focuses on increasing customer engagement, trust and lifetime value, in addition to maintaining and growing connectivity relationships. This includes expanding digital services, leveraging data-driven personalization, enhancing customer experience and developing locally relevant digital ecosystems. However, our financial performance has been and will continue to be impacted by our effectiveness in executing these strategies to attract, retain and engage customers. If we are unable to retain and engage customers, increase usage or successfully monetize our offerings, including digital services, our financial performance could be adversely affected. In mature or saturated markets, opportunities for customer base expansion may be limited, and our growth depends increasingly on our ability to increase revenue per customer, which may be negatively influenced by competitive pricing pressures, affordability challenges and adverse macroeconomic conditions and geopolitical developments in our operating markets. For more on how global macroeconomic conditions, geopolitical developments and unexpected global events impact consumer spending see above —The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.

While expansion into adjacent digital verticals provides growth opportunities, it may also introduce additional competitive and operational complexity, including the need to scale efficiently and compete with specialized or well-capitalized players. Despite diversifying our revenue base, a substantial portion still comes from our telecommunications and infrastructure business, which remains exposed to competitive pressure, technological change, and evolving customer behavior. This revenue stream accounted for 82.7% and 88.5% of our revenues for the year ended December 31, 2025 and December 31, 2024, respectively, and will continue to be vulnerable to these risks.

Each of the items discussed immediately below regarding the competitive landscape in which we operate could materially harm our business, financial condition, results of operations, cash flows or prospects:

•industry-wide developments or technological advancements that change customer behavior, purchasing power, or service accessibility;
•regulatory or competitive practices driving price-based competition or imposing price caps;
•rapid technological and regulatory changes that may outpace our ability to adapt (for more on this risk, see —We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business);
•pressure to adopt aggressive marketing strategies, such as lower tariffs, handset subsidies, or higher dealer commissions;
•limited growth opportunities in mature markets, increasing reliance on revenue per customer through data services and next-generation technologies;
•inability to deliver superior customer experience or compete effectively through digital and physical channels;

•expansion into new services (e.g. fixed-line broadband, cloud, DFS, streaming, digital health) exposing us to more competitors;
•regulatory liberalization increasing competition;
•competitors with cost advantages, greater resources, stronger brands, preferential regulatory treatment or other competitive advantages;
•competitor alliances restricting our access to critical systems or resources;
•declining demand for traditional voice and messaging, commoditization of data, and competition from OTT providers; and
•competitors partnering with OTT players or bundling services (e.g. fixed-line, broadband, Wi-Fi, TV, mobile) to enhance customer appeal.

Our core growth strategies of expanding our digital offerings and investing in 4G connectivity in our markets may not be successful.

We are focused on growing and nurturing digital businesses within the VEON Group. Since 2021, our operating companies have been executing our “digital operator 1440” model aiming to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only the market share of our telecommunications operators pursuant to our “multi-play” strategy, but also grow the relevance and the wallet share of our businesses by delivering value via mobile entertainment, mobile health, mobile education, mobile financial services, ride-hailing and delivery as well as digital enterprise services, etc. However, as a result of the barriers mentioned below or other unforeseen risks, we may not be able to grow our digital businesses as we aspire to, meaning that we will not achieve the expected return on investment for our 4G network rollouts.

As of December 31, 2025, our digital revenue was 17.3% of total revenue. Complementing our “digital operator 1440” model is our “asset-light” strategy through which we seek to maximize operational efficiency by disposing of our network infrastructure through sales of our tower assets and other M&A (“M&A”) activity, such as the sale of TNS+ (a Kazakh wholesale telecommunications infrastructure services provider) in which the Company held a 49% stake until the closing of the sale in 2024. On June 3, 2025, following receipt of all required regulatory and other approvals, we completed an amalgamation agreement, with Engro Corporation Limited (“Engro Corp”) under which our infrastructure assets vests into Engro Connect, a subsidiary of Engro Corp, with PMCL continuing to lease extensive infrastructure from Engro Connect, a subsidiary of Engro Corp, for the provision of nationwide mobile voice and data services under a long-term partnership agreement. However, the implementation of this asset-light strategy is not without risks, including high transaction costs (including external advisor service fees) and the inability to recover associated investment costs or realize anticipated synergies, costly and inconvenient delays that have the potential to disrupt our operations or delay the realization of expected business outcomes, regulatory scrutiny and hurdles which may also cause untimely delays and the diversion of management attention from core business operations, and other potential risks. Selling our tower infrastructure and subsequently entering into long‑term service or lease arrangements for their use may expose us to increased operational and financial risks. In particular, such long‑term lease arrangements may result in the recognition of significant lease liabilities on our balance sheet, which could adversely affect our leverage ratios and negatively impact our ability to comply with debt covenant requirements. In addition, these arrangements may lead to higher operational costs and potential service disruptions if third‑party operators fail to perform their obligations in accordance with the terms of the relevant agreements. Upon expiry of the lease or service term, we may also be unable to negotiate equally favorable renewal terms, which could result in increased costs or reduced service quality, either of which could negatively impact our operations.
Further, the development of proprietary digital applications and services also requires investment in capital and research and development as well as skilled personnel such as software developers, the cost of which we may not be able to recover if the resulting digital products and services do not realize the expected return, or are otherwise unprofitable, or unsuccessful. Digital products may also become obsolete or outdated with rapid technological advancements compared to the time required to develop and market such products which will limit realized returns on our investment. We may also lose customers to competitors who develop competitive products due to the ease of switching between certain digital products and services.

4G-based growth in mobile connectivity, digital services and increasing our customers’ spend in line with a broader spectrum of services provided are also central to our growth strategy. Since 4G penetration across our markets is low compared to mature economies, we invest in expanding the coverage of 4G networks and improving the quality of the mobile voice and data experience, including through partnerships where relevant. Our 4G deployment is coupled with other strategic initiatives that result in a reduction of the mobile internet usage gap among populations already within mobile data coverage, such as increased affordability, increased smartphone penetration and use of content. However, we may need to invest more heavily than anticipated to capture the growth opportunities available in some of our markets.

However, barriers to 4G smartphone adoption in some of our markets, including:
•upfront costs and heavy taxation of smartphones;
•price-based competition adopted by some of our competitors;
•import restrictions;
•potential introduction of excessive quality-of-service requirements;
•potential limitations on provision of digital services by connectivity providers;
•regulatory expectations around the premature adoption of 5G in some of our markets; and
•highly regulated and often bureaucratic and slow-moving licensing and regulatory regimes, are among the risks we face in the execution of this strategy. In addition, regulatory compliance requirements can significantly impact our operations and capital allocation. For example, in 2025, our operating company in Pakistan was obligated under the mobile license of AJK&GB region by PTA to upgrade its entire deployed network along with additional ten new sites annually with 4G services with ensuring a minimum speed of 4 Mbps. Non-compliance could result in encashment of a US$ 250,000 bank guarantee, penalties of up to PKR 350 million (US$ 1.2 million), as well as risk to the US$ 13.5 million license. As of December 2025, only partial compliance had been achieved for 4G upgrades sites. These requirements may necessitate additional capex investments beyond planned levels, or expose us to significant financial and operational penalties if compliance is not met.

For more information on our growth strategy, see Item 4—Information on the Company.

Rapid technological changes, including the adoption of artificial intelligence and evolving industry standards, could harm our competitive position.

The telecommunications industry is characterized by rapidly evolving technology, industry standards and service demands, which may vary by country or geographic region. Accordingly, our ability to compete successfully depends on anticipating and adapting to technological developments, deploying new solutions efficiently and complying with evolving regulatory requirements across multiple jurisdictions. The landscape and markets in which our digital businesses operate are similarly subject to rapid change, including from technology advancement and changes in customer behavior.

It is possible that the technologies or equipment we use today will become obsolete or subject to competition from new generation technologies for which we may be unable to deploy or obtain the appropriate license, in a timely manner or at all. Also, in some of our markets, if our current licenses and spectrum do not account for 5G technology we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. In addition, it is impossible to predict with certainty whether the technologies we select will prove to be the most economical, efficient or attractive to customers, whether they will be developed on anticipated schedules or perform as expected, or whether they will achieve commercial acceptance.

Technological change also impacts the capabilities of equipment our customers use, such as mobile handsets, and potential changes in this area may reduce demand for our services in the future. Implementing new technologies also requires substantial investment and there can be no guarantee that we will generate our expected return on any such investments. We may be unable to develop or maintain additional revenue market share in markets where the potential for additional growth of our customer base is limited, given existing market share, and we may incur significant capital expenditure as our customers demand new services, technologies and increased access. Rapid advances in AI and other digital technologies may also lower barriers to entry, accelerate innovation cycles or enable alternative service delivery models. Digital-native and OTT providers may leverage such technologies to deliver more personalized, efficient or lower-cost services, which could increase competitive pressure. In addition, technology shifts such as increased adoption of eSIM technology, IP-based voice services and alternative connectivity models may affect subscriber behavior, roaming revenues and traditional service usage patterns.

We increasingly use data analytics, automation and AI technologies across our operations and customer-facing services, including network optimization, customer care, marketing, cybersecurity, energy management and operational efficiency. We have also introduced Augmented Intelligence 1440 or (“AI1440”) strategy, which focuses on embedding AI-powered capabilities across our digital platforms. For more information on the AI capabilities embedded within our digital platforms, see Item 4B—Business Overview. However, AI-driven solutions present risks such as algorithmic bias, data privacy and security concerns, regulatory uncertainty, and reliance on accurate, high-quality data. AI systems may produce unintended or inaccurate outcomes, which could affect service quality and customer satisfaction, result in reputational harm or legal liability, and pose cybersecurity risks, particularly if models are fine-tuned with internal data. Implementing AI also requires specialized technical expertise and governance frameworks to comply with evolving regulations. An increasing number of jurisdictions are adopting AI-specific regulations and content moderation rules, which could impose additional compliance burdens.

We have invested significant resources to the integration of AI capabilities in our operations, including by providing specialized training to employees. Should we be unable to successfully leverage the opportunities presented by AI and any other such new technological advances or should our governance processes prove to be insufficient to support the AI opportunities available to us, benefits of the implementation of any new such technologies may not materialize.

In addition, meeting evolving industry requirements, including the increasing use of AI and machine learning technologies, and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Competitors may develop AI products and technologies that are similar or superior to ours or more cost-effective to deploy. Intellectual property restrictions could also limit our ability to make, use, or sell AI products or services. Furthermore, new technologies may introduce alternative ways for customers to consume or engage with services, which could lead to customer churn and negatively affect retention and growth. These factors collectively create uncertainty and risk around our technology investments and future competitiveness.

The use of AI in our products and services also exposes us to additional risks that have the possibility to harm our business and negatively impact our results of operations, including:

•Data privacy and security risks, as AI systems often rely on large volumes of customer data, increasing the potential for misuse or breaches,
•Regulatory and compliance risks, as governments may impose new rules governing AI usage, algorithms, and data handling,
•Operational and ethical risks, such as unintended bias in AI models or errors in automated decision-making that could harm customer trust or lead to reputational damage,
•Liability risks, if AI-driven services malfunction or produce inaccurate outputs that negatively impact customers.

If we are not able to effectively anticipate or adapt to these technological changes in the telecommunications market, including AI integration, or to otherwise compete in a timely and cost-effective manner, we could lose customers, fail to attract new customers, experience lower ARPU or incur substantial or unanticipated costs and investments in order to maintain our customer base, all of which could materially affect our business, financial condition, results of operations, cash flows or prospects.
Our revenue performance can be unpredictable by nature, as a large majority of our customers have not entered into long-term fixed contracts with us.
Our primary source of revenue comes from prepaid mobile customers, who are not required to enter into long-term fixed contracts, and we cannot be certain that these customers will continue to use our services and at the usage levels we expect. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and such customers can cancel our postpaid contracts with limited advance notice and without incurring significant penalties. For example, as of December 31, 2025, approximately 97% and 73% of our customers in Pakistan and Ukraine, respectively, were on prepaid plans. Furthermore, as we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue in a given market could harm our business, financial condition, results of operations, cash flows or prospects.
Liquidity and Capital Risks

As a holding company, we rely on the performance of our operating subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd. to maintain our desired liquidity buffer and service Group-level debt and other spending.

VEON Ltd. is a holding company and does not generate any revenue on its own. Its principal assets are the direct and indirect equity interests of the Group’s operating companies, which generate nearly all of our group’s revenue As a result, VEON Ltd. depends on cash dividends, distributions, management fees, loans or other transfers received from its subsidiaries to service group level obligations, including servicing group indebtedness, employee and other HQ costs, advisor fees and other expenses on HQ-led transactions. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. (and, in parallel, of VEON Ltd. to withdraw funds and dividends from its subsidiaries) is not guaranteed, as it depends on the success of their respective businesses and may be restricted by applicable corporate tax and other laws and regulations. Such restrictions may include restrictions on dividends, limitations on repatriation of cash and earnings and on the making of loans and repayment of debts, monetary transfer restrictions, covenants in our financing agreements, and foreign currency exchange controls and related restrictions in certain agreements or certain jurisdictions in which VEON Ltd.’s subsidiaries operate, and may be subject to obtaining the consent of our strategic partners, where applicable, and currency controls within the countries in which we operate. For more information on the legal and regulatory risks associated with our markets and restrictions on dividend payments, see—Regulatory, Compliance and Legal Risks— We are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments.

In addition, capital controls and other restrictions, including limitations on payment of interest, dividends or international funds transfers, along with punitive taxes and penalties targeted at foreign entities, may also impact Group liquidity. Following the onset of the war in Ukraine, capital controls were introduced by the National Bank of Ukraine on February 24, 2022, in connection with the declaration of martial law. These controls prohibit our Ukrainian subsidiaries from making any interest payments to us and severely limit or restrict our ability to direct dividend payments to our non-Ukrainian entities or the transfer of foreign currency to entities outside of Ukraine and are expected to last for the duration of the application of martial law. Currently, it is not possible to predict how long martial law in Ukraine will last. As a result of the above, we do not expect Kyivstar Holdings B.V., the immediate parent company to JSC Kyivstar, to receive interest or meaningful dividend payments in the foreseeable future, which could strain Kyivstar Group Ltd.’s liquidity outlook. See —Market Risks—Investing in frontier markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a further discussion of the risk of deconsolidation. Similarly, at times, our local operating subsidiaries depend on support received from us through cash generated in other jurisdictions or through debt incurred at the Group level to make capital expenditures, service debt or to meet other obligations. The ability of an operating subsidiary to receive from, or make a transfer to, another Group entity can be limited by cash restrictions imposed by governments or restrictions in private contracts. The inability to make payments and/or transfer funds within the Group could limit or prohibit the payment of cash dividends, distributions, the repayment of indebtedness or payment of debt servicing obligations and thus could result in a default under any such instruments.

From time to time, selling certain Group assets fits within the broader Group strategy, which in turn can result in the Group receiving sale proceeds directly. For example, in August 2025 and January 2026, the Group received proceeds from Kyivstar’s initial listing and a secondary offering, respectively. However, such transactions may not always be in line with the Group’s overall business strategy and thus should not be depended on in liquidity forecasts. Furthermore, as part of our “asset light” strategy, we are focused on exploring opportunities to monetize our network infrastructure. As these transactions are completed, funds may be received by the Group. However, network infrastructure tends to be highly regulated by telecommunications authorities and such transactions tend to require protracted regulatory approvals and commercial negotiation. As a result, we cannot depend on proceeds from asset sale activity to be received on a regular basis and contribute to our liquidity position.

From time to time, we may need to raise additional capital at the group level or at our operating companies, which may come at significant cost.

To address maturities of group debt or to conduct M&A activity at the group or local level, we may need to raise additional capital, including through debt financing, which we have historically done through the international and local capital markets. The cost of raising additional capital at the group level is affected by the amount of indebtedness and debt service obligations we have at the relevant time and the strength of our credit rating given to us by rating agencies, as well as by general market conditions at the time. Compared to our historical access to the capital markets, without the Russian Operations we are now a smaller company with a different credit and risk profile operating in a generally higher interest rate environment. Consequently, our borrowing costs’ for our 2025 financings were higher than our historic blended borrowing costs, and we anticipate that trend to continue for the foreseeable future.

In addition, economic sanctions that have been imposed in connection with the war in Ukraine have also negatively affected existing financing arrangements. These sanctions may also affect our ability to secure future external financing due to an unwillingness of some banks, and other debt investors to transact with, provide loans to or purchase bonds of entities with significant indirect share ownership by Russian entities or individuals. For example, the sanctions introduced have led certain banking partners to reassess and, in some instances, to significantly scale back their services to us. See—Market Risks— The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects, for a discussion of reputational risks arising from the ongoing war. In July 2025, Fitch (“Fitch”) and S&P (“S&P”) each published their assigned credit ratings to VEON, after withdrawing publication in 2022 due to our then-significant Russian Operations. Later, in July 2025, VEON Ltd. was assigned a ‘BB-’ rating by both Fitch and S&P. If VEON’s credit ratings were lowered or withdrawn again in the future, it could negatively impact our ability to utilize the capital markets to secure credit or funding. If we are unable to raise additional capital in the markets in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations.
The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.
Operating our telecommunications businesses requires significant amounts of cash to improve and maintain our networks. In some of our countries of operation, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition and is susceptible to damage as a result of extreme weather events and natural disasters. See—Operational Risks—Our network infrastructure, equipment and systems are subject to disruption and failure for various reasons, for a discussion of how extreme weather events and natural disasters pose a risk to our operations. Our success also depends to a significant degree on our ability to keep pace with new developments in technology, including AI technologies, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditure in the future. See—Market Risks—We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business, for a discussion of risk arising from customer expectations in respect of AI-enabled products and services. We cannot provide any assurance that our business will generate sufficient cash flows from operations to enable us to fund our capital expenditures or investments. The amount and timing of our capital requirements will depend on many factors over which we have little or no control, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, the status and timing of competitive developments and certain regulatory requirements. For example, if network usage develops faster than we anticipate, we may require greater capital investments in shorter time frames than originally anticipated and we may not have the resources to make such investments.

The war in Ukraine creates uncertainty regarding our capital expenditure plans in Ukraine as we need to retain more flexibility to maintain our infrastructure and respond to the war as it develops further. In addition, supply chain issues arising from the war in Ukraine, component backlogs or other issues, including but not limited to export control regulations, may result in significant increases to our costs, capital expenditure or an inability to access equipment and technology required for business continuity or expansion and investment in Ukraine may be complicated by sanctions, regulations, payment restrictions and geopolitical circumstances. Any further escalation or prolonged continuation of the war could lead to more damage to the network, changes in customer behavior, declines in gross connections and lower than expected ARPU due to the decline in the Ukrainian economy. Such factors have and, if continued may may limit our ability to fund capital expenditures in Ukraine without additional injections of capital. We may need to continue to spend a significant amount of capital to repair or replace infrastructure and other systems to ensure consistency of our services in Ukraine as the war continues.

Our operating companies normally finance this spend and thus we generally do not depend on our ability to upstream cash in order to service these capital expenditure requirements. However, if we do not have sufficient resources from our operations to finance necessary capital expenditures or we are unable to access funds sufficient to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available on terms commercially sensible to us. See—“ From time to time we may need to raise additional capital at the group level or at our operating companies, which may come at significant cost” for a further discussion. We cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.

For more information on our future liquidity needs, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.

Our existing indebtedness and debt service obligations may negatively impact our cash flow.

We have Group-level and operating company debt that require us to maintain sufficient cash to meet these obligations as interest payments are due and they mature. As of December 31, 2025, the outstanding principal amount of our external debt for bonds, bank loans and other borrowings amounted to approximately US$3.1 billion, of which US$1.8 billion was owed by Group entities. In addition to these borrowings, we also have lease liabilities amounting to US$1.8 billion as of December 31, 2025. For more information regarding our outstanding indebtedness and debt agreements, including a breakdown of debt owed by Group entities compared to operating company entities, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness. As of December 31, 2025, we had approximately US$ 1.7 billion total cash and cash equivalents (including US$ 341 million related to banking operations in Pakistan), of which US$ 556 million was held at the HQ-level. Despite our current liquidity levels, there can be no assurance that our existing cash balances will be sufficient over the medium term to service our existing indebtedness.

In addition, some of the agreements under which we borrow funds contain covenants or provisions that impose certain operating and financial restrictions on us and may restrict our ability to raise additional debt at the Group or operating company level. Failure to comply with the covenants or provisions of the agreements may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of other indebtedness held by the Group or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse, which could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. For a discussion of agreements under which we borrow funds and a description of how that has changed since December 31, 2025, see Note 18—Investments, Debt and Derivatives and Note 25—Events After the Reporting Period to our Audited Consolidated Financial Statements.

Any constraints on our ability to raise external financing at commercially acceptable terms may limit our ability to pursue or invest in strategic projects and may require us to make difficult decisions regarding competing capital allocation priorities across our various markets and business verticals, which could in turn limit our ability to achieve our strategic business objectives. For example, before the 2025 term loan and bond private placement which refinanced our then-outstanding 2025 maturities, we experienced some difficulties accessing the debt capital markets following the war in Ukraine.

For debt denominated in U.S. dollars, we are also subject to foreign currency exchange risks, as discussed above in “—Sanctions and export control actions — We are exposed to foreign currency exchange risks”.

We are exposed to risks associated with changes in interest rates.

We have issued bonds and have bank financing at the Group level and at our operating subsidiaries that are based on floating rates, such as SOFR, the Pakistan-based KIBOR, and Bangladesh average bank deposit rate. Rising interest rates due to governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control may escalate the interest amounts due on this indebtedness and may have a negative impact on our financial conditions and results of operations. Although interest rates have continued to decline in Pakistan in 2025 and have entered into certain hedging arrangements to counteract the effects of escalating floating rate interest-bearing loans, we may nonetheless be impacted by increasing rates in our other operating countries or at the Group level. While we are generally able to rely on cash generation at the local level to service debt obligations at the respective operating subsidiaries, such increases in interest rates can lead to strained liquidity positions at the operating companies and ultimately cash injections from the Group, particularly if such cash positions are combined with difficult operating conditions at the relevant subsidiary. As of December 31, 2025, we had US$ 1,172 million of principal amounts outstanding for floating rate interest-bearing loans and bonds. For more information on our indebtedness, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness

A change in control could require us to prepay certain indebtedness.

Many of our financing agreements have “change of control” provisions that would require us to prepay such indebtedness if another person or group of persons directly or indirectly acquires beneficial or legal ownership of or controls more than 50.0% of our share capital of VEON Ltd. Failure to make any such required prepayment could trigger cross-default or cross-acceleration provisions in our other financing agreements, which could lead to such other obligations being declared immediately due and payable, thus, upon any change of control, we would endeavor to meet such prepayment obligations with cash on hand or new financing. A change of control could also require a renegotiation or reorganization of certain contracts or undertakings.
Operational Risks
The success of our businesses is driven by our ability to implement strategic initiatives and integrate acquired businesses; if they are not successfully implemented, the growth and other benefits we expect to achieve may not be realized.
Even if the strategies we identify prove to be prescient, to realize any benefits we need to effectively execute them and we may face difficulties in doing so. We however cannot assure you that we will be able to implement our strategy effectively, within our estimated budget and/or in a timely manner. We may experience implementation issues due to a lack of cooperation with our operating companies or third parties, significant changes in key personnel, economic and logistical effects of the war in Ukraine, technological limitations or regulatory constraints, among other unforeseen issues. Such implementation challenges could result in knock-on effects, such as higher operational costs and diversion of management attention.
From time to time we also acquire, merge with or otherwise make investments into other businesses, including through acquisitions or strategic partnerships. Recently, under the DO1440 strategy, we have focused on expanding our digital portfolio through strategic acquisitions. This includes the purchase of Uklon Group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform and Tabletki.ua, a digital platform connecting users to medicine and other products available at pharmacies, in March 2025 and February 2026, respectively. Our ability to implement such successful mergers or investments depends upon our ability to identify, evaluate, negotiate the terms of, complete and integrate suitable businesses and to obtain any necessary financing and the prior approval of any relevant regulatory bodies. These efforts could divert the attention of our management and key personnel from our underlying business operations. Following any such merger or investment or failure of any such transaction to materialize (including any such failure caused by regulatory or third-party challenges), we may experience:
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
•increased liability and exposure to unforeseen contingencies and liabilities that we did not contemplate at the time of the merger, acquisition, strategic partnership or investment, including tax liabilities or claims by the counterparty or regulator (“regulator”) related to the transaction, for which we may not have obtained contractual protections; and
•a material impairment of our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets.

The materialization of any of these risks may prevent us from realizing the expected benefits or synergies of an acquisition or divestment and could cause our projections and underlying assumptions to prove inaccurate, adversely affecting our strategy and results of operations. In addition, despite our due‑diligence efforts, we may be held liable for past acts or omissions of an acquired or disposed business without adequate recourse, which could lead to investigations, litigation, financial penalties, increased public scrutiny, and reputational harm. For more information about our recent transactions, see Note 11—Significant Transactions to our Audited Consolidated Financial Statements.

We also divest businesses or revenue-generating assets, particularly tower assets and other network infrastructure in line with our “asset-light” strategy. Our success with any such divestiture is dependent on effectively separating the divested asset from our business and minimizing overhead costs. There could also be transitional, or business continuity risks associated with these divestitures that may impact our service levels and business targets. Furthermore, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses or assets.
In addition, we operate under a decentralized and distributed governance model which may also impact our ability to implement our strategy effectively. For instance, our decentralized governance model may at times make it difficult or time-consuming to implement business strategies across multiple operating companies that may manage their business differently or to integrate acquired businesses into our existing distributed governance framework. Any difficulty on our part in implementing our strategy effectively could adversely affect our business, financial condition, results of operations, cash flows or prospects. For more information on our growth strategy, see Item 4—Information on the Company. For a discussion of the market risks associated with executing our growth strategies, see “—Our core growth strategies of expanding our digital offerings and investing in 4G connectivity in our markets may not be successful.”
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

Moreover, we may potentially experience cyberattacks and IT and network failures and outages due to factors under our control, such as malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing, faults during standard or extraordinary maintenance procedures, compromised staff user accounts (including due to credential theft and password reuse or sharing), unforeseen absence of key personnel, the inability to protect our systems from phishing attacks or as a result of attacks against third parties that provide IT and network services to us. There is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems, processes and other assets or those at third parties that provide such services to us. In such an event, hackers or other cybercrime groups (whether private or state-sponsored) may exploit such vulnerabilities, weaknesses or unidentified backdoors (including previously unidentified designed weaknesses embedded into network or IT equipment allowing access by private or government actors) or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits). Moreover, the implementation of our business transformation strategies may result in under-investments or breakdowns in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.
As we accelerate the integration of AI-powered capabilities across the Company’s digital platforms under our Augmented Intelligence 1440 or AI1440 strategy, we face new and evolving cybersecurity risks. AI technologies can introduce additional vulnerabilities, including risks of adversarial attacks, model manipulation, data poisoning, and exploitation of AI-driven automation. These risks may increase the likelihood of unauthorized access, misuse of sensitive data, and disruption of critical services. Furthermore, as AI systems become embedded in core business processes, any compromise could amplify operational and reputational impacts. The complexity and scale of AI systems also make detection and mitigation of such threats more challenging, requiring continuous investment in advanced security measures, governance frameworks, and specialized expertise. Failure to adequately address these AI-related cybersecurity risks could materially affect our business, financial condition, and results of operations.
We believe the importance of our network to global internet data flows will continue to make it a target to a wide range of threat actors, including nation state actors and other advanced persistent threat actors. Moreover, the risk of incidents is likely to continue to increase due to several factors, including (i) the increasing use of machine learning, AI and other sophisticated techniques to initiate cyber and phishing attacks, (ii) the wider accessibility of cyber-attack tools that can circumvent security controls and evade detection, which can delay and limit our ability to accurately assess and fully remediate the impact of the attack, and (iii) growing threats, including those from Chinese, Russian and other state actors due to heightened geopolitical tensions and rivalries, and the attendant increased possibility of cyber warfare targeting us in the event of a direct conflict. While we continue to enhance our cybersecurity controls, governance frameworks, and monitoring capabilities, there can be no assurance that these measures will be sufficient to prevent or mitigate all AI-related cyber threats.
At present, the war in Ukraine exposes us to increased risk of cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations, particularly in Ukraine. Since the onset of the war, there has been an increasing number of cyber-attacks on our information systems and critical infrastructure, which has caused service disruptions in certain instances. For example, on December 12, 2023, we announced that Kyivstar’s network had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, among others, for Kyivstar customers in Ukraine and abroad. In total, the cyber-attack and dedicated customer retention program has resulted in a loss of UAH 0.8 billion (US$ 23 million) of revenue and a loss of UAH 0.9 billion (US$ 24 million) in EBITDA during the year ended December 31, 2023. The incident had a significant impact on consolidated revenue results for the six-months ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of this “Free of Charge” program which offered free service to customers for one 28-day billing cycle on operating revenue for the six months ended June 30, 2024 was US$ 46 million with no further impact for the remainder of 2024 and 2025.

In response to the attack, VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. This included a high-level risk assessment of our IT infrastructure and identified the following risks associated with our operations: compromised user accounts (including due to credential theft and password reuse), unauthorized access to systems and data (through compromised user accounts or vulnerabilities exploitation), data leakage, damage or destruction of systems and/or data (including ransomware attacks on our various servers and files) and malware attacks. All investigations were concluded as of June 30, 2024, and have resulted in an in-depth analysis into details of how the attack was executed and how this can be prevented in the future. Following the attack, Kyivstar initiated remediation and mitigation actions to reduce current risks and establish a robust framework to manage evolving cyber threats, protect business continuity, and maintain customer trust. These efforts included investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures, culminating in the successful ISO/IEC 27001:2022 recertification in 2025. Further, the Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2). Although we continuously invest in our cybersecurity assurance across technology, design, operations, and governance, we cannot guarantee that these efforts will successfully prevent and protect against future cyber-attacks and other cybersecurity threats.

While we have worked to remediate these vulnerabilities, we may find other vulnerabilities and we expect to remain subject to continued cyber-attacks in the future. A number of cyber security attacks have been successfully mitigated, however any further attempts by cyber-attackers to disrupt our services or system, if successful, could harm our business, result in the misappropriation of funds, be costly to remedy or damage our reputation or brands. For further discussion of our cybersecurity risk management, strategy and governance, see Item 16.K—Cybersecurity.
Our network infrastructure, equipment and systems are subject to disruption and failure for various reasons.
Our telecommunications infrastructure and other network assets are vulnerable to damage and disruption from numerous events. These include natural disasters, extreme weather and other environmental conditions, military conflicts, power outages, terrorist acts, riots, government-ordered service restrictions, changes in government regulation, equipment or system failures (including from wear and tear) or improper maintenance or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network, cyber-attacks or any other types of information technology security threats. Climate change also poses a significant risk for our business due to potential physical impacts in the geographies in which we operate, including changes in weather patterns, water availability, and extreme weather events such as cyclones/hurricanes, tornadoes, flooding and rising sea levels. These risks can materially impact our costs of operation, cause production outages and hinder our business growth. For example, while we have managed thus far to repair most of our network assets that incurred damage in Ukrainian territory not under Russian occupation, there can be no assurance that we will be able to continue to do so and that our Ukrainian network will not sustain major damage or that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid and other energy infrastructure, including throughout the 2025-2026 winter, we have faced challenges ensuring that our network assets have a power source and there can be no assurance that the measures we have taken to manage this risk will be effective to secure sufficient power sources in the future.
Our operations and infrastructure in Pakistan continue to be affected by recurring floods. For instance, unusually heavy monsoon rainfall between June and September 2025 triggered flash floods and landslides across northern and central regions, damaging local infrastructure, including 285 network sites (all restored as of March 1, 2026). In addition, in 2025, MMBL’s (“MMBL”) loan portfolio (excluding gold) was severely impacted by these floods, resulting in an estimated loss of approximately US$ 23.5 million across affected branches.
In addition, as we operate in countries that tend to have increased risk of terrorism, political unrest and military conflicts, incidents on or near our premises, equipment or points of sale could result in casualties, property damage, business interruption, legal liability and damage to our brand or reputation. Interruptions of services due to disruption or failure of our equipment and systems could harm our reputation and reduce the confidence of our customers to provide them with reliable services and protect their personal data. As a result, this could impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially harm our business. In addition, the potential liabilities associated with these events could exceed the business interruption insurance we maintain.
We depend on third parties for certain services and equipment, infrastructure and other products important to our business.
The third parties upon whom we rely to execute our business operations may cease to offer their services or products to us on commercially reasonable terms, on a timely basis, or at all. This would result in increased costs, poorer operational performance or business continuity vulnerabilities, and thus impact customer perception of our products and our results of operation.
The majority of our network-related equipment is purchased from a core number of suppliers, such as Ericsson, Qvantel, Huawei, ZTE, and Nokia. The successful build-out and operation of our networks therefore depend heavily on these suppliers. From time to time, we have experienced delays in receiving, installing or servicing such equipment due to factors such as regulatory constraints, customs regulations and governmental investigations or enforcement actions. When this occurs, we may experience temporary service interruptions or service quality problems. As we seek to execute our “asset-light” strategy and dispose of our network infrastructure, we will rely more and more on our network service partners to operate our connectivity businesses, including their ability to adequately maintain the tower infrastructure we have sold to them and provide use of it to us through network service agreements. These outsourcing arrangements limit our ability to control the quality and maintenance of essential infrastructure, which could reduce service reliability and lead to customer churn. Maintenance services, IT infrastructure hosting, digital stacks, data management platforms and other software, among other network capabilities, are also outsourced in certain markets. As a result, our business could be materially harmed if our agreements with third parties were to terminate without renewal, our partners experience certain adverse developments, if they become unwilling or unable to service our businesses or a dispute between us and such parties occurs.
In addition, since the onset of the war in Ukraine, certain business partners have expressed hesitancy or unwillingness to continue to do business with us as a result of the association of sanctioned persons with our largest shareholder. Prospective business partners and service providers continue to decline to conduct business with us as a result and others may do so in the future. Accordingly, even though we are not the direct target of sanctions, certain customers and business partners have decided and may decide not to do business with us for reputational or other reasons. See — The ongoing war in Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and business prospects for a discussion of the reputational harm we experience as a result of the ongoing war in Ukraine.

As any business, we do not have operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Therefore, our business, including key network and IT projects, could be materially impacted by disruptions to our key suppliers’ businesses or supply chains caused by geopolitical events, including those outside of the countries we operate in, changes in law or regulation, trade tensions and export and re-export restrictions. For example, in 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its Entity List (“Entity List”), resulting in export control measures and restrictions on procuring Huawei products. This development continues to be a factor in the management of our supply chain, and further restrictions may adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations. On September 29, 2025, BIS released an interim final rule, referred to as the “Affiliates Rule,” pursuant to which entities that are owned, directly or indirectly, 50% or more by an entity included on the BIS Entity List or the Military End User (MEU) List would be treated as subject to the same export control restrictions as a listed party, even if such entities are not individually listed. Although implementation of the Affiliates Rule has been suspended for one year, currently until November 9, 2026 pursuant to a U.S.-China trade arrangement, once effective it would, if implemented as drafted, require us to assume that all Huawei entities worldwide are subject to the same restrictions, rather than limiting our analysis to the Huawei entities expressly listed on the Entity List. The Affiliates Rule may also result in additional vendors, particularly Chinese vendors that are not currently included on the Entity List, being subject to U.S. export control restrictions. Notwithstanding the current suspension and given the possibility that the Affiliates Rule could be reinstated before November 2026, we are managing our compliance and supply chain operations on the basis that this Affiliates Rule is already effective, and we therefore apply the associated restrictions as if they were fully in force. While we are committed to being fully compliant with applicable export control laws, limitations in screening tools or available ownership information may result in gaps in identifying whether a non-listed vendor is nevertheless subject to such restrictions. In addition, many of our mobile products and services are sold to customers through third-party channels. These third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. In addition, mobile handset providers are at times subject to supply constraints, particularly when there is high demand for a particular handset or when there is a shortage of parts and components.
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
We participate in strategic partnerships and joint ventures in a number of countries. For example, our business in Kazakhstan is 25% owned by our business partner, with the remaining owned by us. We also have a long-term services agreement (with Summit Towers Limited) in respect of our network assets in Bangladesh, and a partnership with Starlink for Direct to Cell Connectivity pursuant a VEON Group framework agreement with Starlink as well as the Starlink agreements with our Ukraine and Kazakhstan connectivity businesses. We also hold minority investments in e-commerce platforms in Bangladesh (ShopUp) and Pakistan (Dastgyr). See also “—Our majority-owned subsidiary, Kyivstar Group Ltd, is a public company and its management may need to devote substantial time to operating as a public company, which could have indirect adverse effects on us.” for a discussion of risks associated with our stake in the Kyivstar Group.

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
Our performance, execution of our business strategies and ability to maintain our competitive position are dependent on the global senior management team, board of directors and highly-skilled and experienced personnel. As with any company, we experience changes in key personnel and to our board of directors. The loss of any members of our senior management or board of directors or key personnel, combined with an inability to attract, train, retain and motivate qualified personnel to replace them could have an adverse impact on our ability to compete and to implement our business strategy, which could harm our business, financial condition, results of operations, cash flows or prospects.
As we seek to hire new personnel, we face intense competition for qualified personnel with relevant expertise. There can also be a limited availability of individuals with the requisite knowledge and relevant experience and, in the case of expatriates, the ability or willingness to accept work assignments in certain of the jurisdictions in which we operate. Even when we do find strong candidates, we may not succeed in instilling our corporate culture and values in our personnel, which could delay or hamper the implementation of our strategic priorities, or our compensation schemes may not always be successful in attracting, retaining and motivating our personnel. Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in line with continuous innovations and industry developments. Furthermore, while we have and will continue to devote significant attention to recruiting, training and instilling personnel with our corporate values and culture, there can be no assurance that our existing personnel will successfully be able to adapt to and support our strategic objectives. As we continue our group-level operations in the near future, which may include, from time to time, adjustments to our operating and governance model, there is a risk that our current or new personnel may not adapt effectively or may not meet the expectations we have of them. Further, in the case of current employees, their departure from the Company may lead to a loss of company know-how and experience.
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
We may also be subject to increases in fee payments for frequency allocations under the terms of some of our licenses. Legislation in most of the countries in which we operate requires that we make payments for frequency spectrum usage. The fees for frequency assignments, as well as for allotted frequency bands for different connectivity technologies, tend to be significant. Any further increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. For example, in Pakistan, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019, requiring payment of an aggregate price of approximately US$ 450 million. The license renewal was signed under protest on October 18, 2021, and as of the year ended December 31, 2025, we have made a total payment of US$ 481 million (including a markup of approximately US$32 million) in several installments. All payable dues have been cleared as per timelines agreed in the renewed license. We continue to challenge the PTA license renewal decision before Pakistan’s courts but await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending. In addition, we continue to face relatively high spectrum costs due to elevated pricing imposed by the Bangladesh Telecommunication Regulatory Commission (“BTRC”) as evidenced by the recent auction held in January 2026. Such pricing could place additional financial pressure on our operations in Bangladesh, impact our ability to secure sufficient spectrum for future technologies, including 5G, on commercially viable terms, and materially affect our capital expenditure plans, network expansion, and overall financial performance.
The success and profitability of our telecommunications business is dependent on the terms of our interconnection and roaming agreements and our ability to access third-party owned infrastructure and networks, over which we have no direct control.
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

Our logos, trade names and similar intellectual property, including our rights to certain domain names, are important to our continued success. For example, our widely recognized logos and trade names of our businesses in Ukraine (“Kyivstar”), Pakistan (“Jazz”) and Bangladesh (“Banglalink”) have very strong brand awareness in their respective markets. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights tend to be inadequately funded, legislation is underdeveloped, piracy is commonplace, and the enforcement of court decisions is difficult. We also face intellectual property risks with respect to our License Agreements (as defined below) with VimpelCom for the use of “Beeline” by certain of our operating companies. See —Our reputation could be adversely impacted by negative developments in respect of the Beeline brand, which remains a trademark of our former Russian operating company, VimpelCom, and if we elect to undertake a rebranding exercise, it may involve substantial costs and may not produce the benefits we expect for further discussion of the risks associated with our License Agreements with VimpelCom for additional information.
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
In addition, as the number of convergent product offerings, such as JazzCash, Toffee and Tamasha, and overlapping product functions increase as we execute our “digital assets” and “digital operator” strategies, we need to ensure that such brands and associated intellectual property are protected through trademark and copyright law in the same way as our legacy brands and products. Furthermore, with the introduction of new product offerings, including through acquisitions such as Uklon in Ukraine, the possibility of intellectual property infringement claims against us may correspondingly increase. Acquiring companies with existing IP (“IP”) portfolios also introduces risks related to ownership disputes, validity challenges, or infringement claims associated with acquired assets. For example, in the context of mobile entertainment producers and distributors of content face potential liability for negligence, copyright and trademark infringement and other claims based on the nature and content of materials, such as morality laws in Bangladesh and Pakistan. As we expand our digital services offerings, our ability to provide our customers with content depends on obtaining various rights from third parties on terms acceptable to us.

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
Our operating companies in Kazakhstan and Uzbekistan entered into amended trademark license agreements with VimpelCom following the sale of our Russian Operations in 2023, pursuant to which they maintain their existing non-exclusive license in relation to the “Beeline” name and associated trademarks (the “License Agreements”). Each License Agreement is for an initial five-year term and the termination rights previously held by VimpelCom therein have been narrowed as compared to the original license agreement; no additional fees were added as part of these amendments. The License Agreements are subject to certain restrictions that may affect the operating subsidiaries’ business. For example, when using the trademarks, the operating subsidiaries shall comply with the requirements of the Russian legislation and avoid using the Beeline trademarks in a way that may be to the detriment of the “Beeline” brand. The License Agreements cover only the trademarks that the operating subsidiaries were using as of the date of the License Agreements (and similar trademarks). The subsidiaries may register new trademarks related to the “Beeline” brand only in the name and on behalf of VimpelCom subject to VimpelCom’s approval and such new trademarks will fall within the scope of the License Agreements. VimpelCom may terminate a License Agreement if the relevant licensee does not comply with certain terms of the applicable License Agreement.
We cannot predict with certainty how the continued use of legacy Beeline branding following the sale of our Russian Operations will affect our companies’ reputation and performance. VimpelCom retains the right to continue using the “Beeline” name and mark and the License Agreements do not preclude the licensor from also licensing the “Beeline” name and mark to other third parties, though VimpelCom cannot grant or use the Beeline license to compete directly with us in Kazakhstan, and Uzbekistan. As a result, conduct by VimpelCom or any other third parties holding the rights or licensing rights to the “Beeline” brand that reflect negatively on the “Beeline” brand in our markets may adversely affect our reputation or the reputation of the “Beeline” brand on which we will be relying. Consequently, we may be unable to prevent any damage to goodwill that may occur as a result of the activities of VimpelCom and any third-party licensee of the Beeline brand in relation to the “Beeline” brand.
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
Alternatively, we may undertake a re-branding exercise in respect of the operating subsidiaries that use the “Beeline” brand. We anticipate that any such rebranding strategy will involve substantial costs and may not produce the intended benefits. Successful promotion of the rebranding will depend on the effectiveness of our marketing efforts and our ability to continue to provide reliable products to customers during the course of our rebranding transition. If our rebranding strategy does not produce the intended benefits, our ability to retain existing customers, suppliers and other persons with whom we have a business relationship and continue to attract new customers and engage new business partners may be negatively impacted, which could adversely affect our business, results of operations or financial condition.

Our business may be adversely impacted by work stoppages and other labor matters.
We believe we maintain overall good relations with the employees across all of our operations. However, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. Employee dissatisfaction or labor disputes could result from, among other things, the implementation of new business strategies and governance models, personnel changes, cost savings initiatives or redundancies in our offices. We could also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. Work stoppages also occur due to natural disasters, civil unrest or security breaches and threats, which make access to workplaces and management of our systems difficult and potentially lead to our not being able to service our customers. In addition, in Ukraine, we experience work perturbation and deficiencies due to loss of key personnel to mobilization efforts and migration outside of Ukraine, which may affect the quality of service, delivery and timeliness of service restoration. For a discussion of our employees represented by works councils, unions or collective bargaining agreements, see Item 6.D—Employees. Furthermore, work stoppages or slowdowns experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, which could harm our business, financial condition, results of operations, cash flows or prospects.
Our majority-owned subsidiary, Kyivstar Group Ltd, is a public company and its management may need to devote substantial time to operating as a public company, which could have indirect adverse effects on us.

We beneficially own approximately 83.6% of the outstanding share capital of Kyivstar Group, which is independently listed on Nasdaq. As a foreign private issuer, Kyivstar Group is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act (“Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the JOBS Act as well as rules and regulations adopted, and to be adopted, by the SEC (“SEC”) and Nasdaq. As a result, Kyivstar Group incurs, and expects to continue to incur, significant legal, accounting and other expenses that it did not incur previously. Kyivstar Group’s management expects these rules and regulations to increase its legal and financial compliance costs and lead to a diversion of management’s time and attention from revenue generating activities, and Kyivstar Group’s management and other personnel are required to devote substantial time and attention to these compliance initiatives, and our management and other personnel may also be required to devote significant time and attention to support Kyivstar Group’s compliance initiatives. This risk is further exacerbated, where VEON management are also members of the Kyivstar Group management team which may require dedicating time to Kyivstar Group matters, potentially diverting attention from VEON matters. These rules and regulations substantially increase Kyivstar Groups’s legal and financial compliance costs and make some activities more time-consuming and costly, which increases its operating expenses and may adversely affect its operating results and financial condition. Any such impact on Kyivstar Group’s performance or valuation could adversely affect the value of our investment in Kyivstar Group and, in turn, our business, financial condition, results of operations, cash flows or prospects.
In addition, Kyivstar Group may at times pursue or be perceived to pursue strategic, financial, capital allocation or risk management priorities that differ from ours. Although we currently control Kyivstar Group’s board and expect to continue to exercise significant influence over Kyivstar Group, there can be no assurance that our interests will in all cases be fully aligned with those of Kyivstar Group or its other shareholders. Potential areas of divergence could include investment priorities, dividend policy, financing strategy, risk appetite, related party transactions or responses to regulatory developments. Any such misalignment, or market perception of misalignment, could complicate decision-making, require additional governance processes and controls, increase administrative burdens or give rise to potential conflicts of interest, which could, in each case, adversely affect our reputation, our relationship with Kyivstar Group and its public shareholders and the value of our investment.
Kyivstar Group may in the future determine to report under accounting standards that differ from those we use, or to change its reporting currency or financial reporting calendar. Any such changes could increase the complexity of our financial reporting, internal controls and consolidation processes, require incremental systems, resources and controls to address differences in accounting standards and reporting timelines, and increase the risk of financial reporting delays or errors. Furthermore, market forces applicable to a separately listed company may increase the volatility of Kyivstar Group’s market capitalization and the observable valuation of our retained interest, which could in turn contribute to volatility in our reported results (including through equity method accounting or consolidation impacts, as applicable) and in the market price of our securities.
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
Regulatory compliance may be costly and require significant resources, negatively affecting our financial condition. Any material changes in laws and regulations, or interpretations, or the introduction of higher standards or additional obligations, including those arising from the expansion of our business and digital offerings for customers, could result in significant additional costs, including fines and penalties, operational burdens and other difficulties associated with not complying in a timely manner, or at all, with new or existing legislation or the terms of any notices or warnings received from regulatory authorities.
For example, in some of the markets where we operate, SIM verification and re-verification initiatives have been implemented, which could lead to the loss of some of our customer base in a particular market. In addition to customer losses, such requirements can result in claims from legitimate customers who are incorrectly blocked or fined or incorrectly have their license suspended, and other liabilities arising from the failure to comply with the requirements. More recently, mandated biometric verification requirements for all OTC transactions negatively impacted JazzCash’s cash-in volumes in August 2025 due to limitations in the number of BVS-enabled agents. Our ability to compete effectively in existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject, or extend such restrictions and obligations to new services and markets, or otherwise withdraw or adopt regulations, which may cause delays in implementing our strategies and business plans, create a more challenging operating environment or increase our costs and expenditure of resources.
In addition, regulations may be especially strict in those countries in which we are considered to hold a significant market position (Ukraine and Pakistan) or a dominant market position (Kazakhstan and Uzbekistan), where the applicable rules and regulations are generally subject to different or changing interpretations. In particular, the regulatory and legal outcomes in these markets of operations tend to be less certain and there may be conflicting regulations and abrupt regulatory changes to comply with or a lack of clear criteria. For example, in 2023, the Antimonopoly Authority of Kazakhstan initiated an investigation against mobile network operators, including KaR-Tel, JSC "Kcell," and LLP "Mobile Telecom-Service," based on allegations of anti-competitive conduct related to pricing practices for mobile communication services which is currently being challenged, and in 2025 the Antimonopoly Committee of Uzbekistan issued an order initiating an audit of price increases by telecommunications service providers.
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
As any business, we navigate the regulatory landscape with assistance from legal advisors and active relationships with regulators, but ensuring day-to-day compliance diverts significant management attention and can involve significant expenditure. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of some of our licenses. Beyond standard connectivity regulation, we may be required to obtain regulatory approval for offers or advertising campaigns, for acquisitions and other transactions, to install surveillance, interception and data retention equipment or other regulations, such as those regarding open internet access or net neutrality. In addition, from time to time, regulators may require us to reduce retail prices, roaming prices or MTR or fixed-line termination rates or force us to offer access to our network to other operators, each of which would impact our financial results and business operations.

Regulators may also audit us to assess our compliance in previous years. For example, Banglalink, alongside many of its competitors, has been subject to an extensive audit conducted by the BTRC concerning past compliance with license terms, laws and regulations for the period covering 1996 (the inception of our operating company in Bangladesh) to December 2019. In 2023, the BTRC released its findings and issued a claim of BDT 8,231 million (approximately US$ 76 million), which included BDT 4,307 million (approximately US$ 39 million) for interest. We have paid the principal amounts previously outstanding and continue to engage in discussions with BTRC regarding a waiver of the BDT 4,307 million (approximately US$ 39 million) interest portion, and have separately accrued amounts in relation to claims for which we consider payments to be probable.
Any failure on our part to comply with existing or new laws and regulations, including any interpretations thereof, can also result in negative publicity, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, diversion of management time and effort, increased competitive and pricing pressure on our operations, significant fines and liabilities, third-party civil claims, and other penalties that harm our business and results.
For more information on the regulatory environment in which we operate, certain regulatory developments and trends and their impact on our business, see Exhibit 99.2—Regulation of Telecommunications.
Our business activities subject us to sanctions and embargo laws, including export control restrictions.
Our business activities subject us to sanctions and embargo laws, including export control restrictions, of countries and regulators around the world, including the comprehensive regimes of the United States, the European Union, the United Nations, the United Kingdom, and jurisdictions in which we operate. Sanctions and embargo and export control laws and regulations of a given jurisdiction generally establish the scope of their own application, which arise for different reasons and can vary greatly. Despite our policies, controls and dedicated compliance teams, we cannot guarantee that our internal procedures will always operate effectively or fully protect us from liability under applicable sanctions, embargo or export control laws. We may be found in the future to have violated such laws or regulations. Any violation could result in significant penalties and may also lead to severe operational or reputational consequences. Moreover, our financing arrangements include representations and covenants requiring compliance with sanctions laws, the breach of which may trigger defaults, cross-defaults or mandatory prepayment requirements.
The scope of such laws and regulations may be expanded, sometimes without notice. For example, in response to the Russian invasion of Ukraine in 2022, comprehensive sanctions were imposed on Russia, Belarus, and certain occupied Ukrainian territories which had a severe effect on our operations, results and prospects, and there may be further changes on the horizon as the war continues. In addition, in the United States, the Department of Commerce has continued to impose greater restrictions on the export, re-export and transfer of items subject to U.S. export controls. These restrictions particularly affect non-U.S. individuals and companies, especially those located in China, of certain key foundational and emerging technology and cyber-security considered critical to U.S. national security interest. This has affected our ability to procure certain supplies for our businesses and transact with certain business partners. Sanctions countermeasures, such as those imposed by Russia and China in response to the above also impact our ability to procure supplies and transact with important third parties.
In 2023, we successfully completed the sale of our Russian operations, working in tandem with sanctions authorities around the world to ensure compliance with applicable sanctions regimes; however, we continue to maintain residual exposure to the Russian market. In addition to trademark licenses and other service arrangements not prohibited by sanctions regulations, we have securities ultimately beneficially owned by Russian individuals as our ADSs are traded over the counter on the St. Petersburg Exchange and MOEX and our common shares are traded on MOEX via an unsponsored listing, despite being subject to delisting pursuant to Russian regulations. We also presume to have holdings of legacy notes by Russian or other individuals who cannot meet the sanctions representations required in order to exchange those legacy notes for new notes. As certain brokers do not have policies against providing services to designated individuals or entities, this exposes us to increased risk that these individuals or entities may buy, sell or otherwise transact with our securities. In such an event, this could cause reputational harm to us, even though we would not be in violation of sanctions and we would expect to have no engagement with any such individual or entity.
We may be unable to comply simultaneously with conflicting sanctions a in different jurisdictions, which could result in significant penalties, operational disruption and adverse consequences for our business.
We operate across multiple jurisdictions that impose, interpret and enforce economic and trade sanctions, export controls, anti-boycott and related national security laws in ways that materially differ from one another. These sanctions and legal regimes include, among others, those administered or enacted by the United States, the European Union, the United Kingdom, the United Nations and various national authorities in the countries where we do business. The scope, extraterritorial reach and enforcement posture of these laws change frequently and often without notice, are sometimes inconsistent and can apply based on factors such as the nationality and physical location of our employees, the location of our legal entities, the currency or clearing system used, the origin of technology or services, the involvement of sanctioned persons or territories anywhere in a transaction, or the end users of our products and services. As a result, even robust compliance efforts may not prevent violations, investigations or adverse outcomes.
A particular risk for our business is the potential for conflicting sanctions-related obligations. In some countries where we have operations, local law or regulatory directives may require telecommunications carriers like us to continue providing specified services to counterparties, customers, or end-users located in, or owned or controlled by persons in, countries or territories that are the subject of sanctions by another jurisdiction. At the same time, other jurisdictions in which we operate, list our securities, or access financing may prohibit or restrict the direct or indirect provision of those very services, or may impose secondary sanctions on non‑U.S. persons that engage in certain dealings with, or for the benefit of, sanctioned parties, territories, or sectors. For example, our Uzbek subsidiary, Unitel LLC, currently provides limited telecommunications services to a counterparty that is ultimately owned by a person designated under U.S. and UK sanctions, in accordance with regulations under the relevant sanctions authorities. As a result of the counterparty’s designations, we may face conflicting obligations regarding the continuation or termination of such services. We have taken steps to limit these services as part of our ongoing commitment and efforts to sanctions compliance–including, for example, terminating certain agreements in place between Unitel LLC and this counterparty, and are only continuing to conduct these activities pursuant to general licenses issued by the relevant sanctions authorities, which authorize wind-down and related activities for a limited period. In such circumstances, we may be unable to simultaneously comply with all applicable requirements. If we cease services to comply with one regime, we could face administrative penalties, fines, contract termination, or even license revocation under the regime requiring continuity of service. Conversely, if we continue services to comply with such local requirements, we could face investigations, significant monetary penalties, criminal liability, asset freezes, designation risk, loss of regulatory approvals, restrictions on our ability to access U.S. or other capital markets, limitations on our use of correspondent banking and payment infrastructure, suspension or revocation of licenses, adverse audit or assurance outcomes, curtailed ability of index providers or market participants to hold our securities and delisting from securities exchanges. We could be required to suspend, wind down, or divest operations; exit customer relationships; modify or discontinue products or services; segregate systems, personnel, or data; change suppliers or distribution channels; recuse employees of particular nationalities from engaging in ongoing and/or new customer transactions; or restructure our legal entities, each of which could be costly, disruptive and not entirely effective. Some contractual arrangements may not provide adequate force majeure or sanctions compliance protections and counterparties may assert claims, withhold payment, terminate for breach, or seek indemnification if we restrict or cease performance due to sanctions concerns or, conversely, if we continue performance as required by local law but contravene their own compliance obligations.
These conflicts may arise with little notice and may be exacerbated by divergent guidance, licensing practices and rapidly evolving lists of restricted parties, sectors and activities. In addition, some jurisdictions maintain so‑called “blocking,” “anti‑boycott,” or “anti‑sanctions” laws that prohibit compliance with certain foreign sanctions or require prior governmental authorization before taking actions to comply with foreign measures. Authorities may also require the continued operation of essential services or networks for public interest or national security reasons notwithstanding foreign restrictions. Where applicable, these measures can expose us and our personnel to administrative, civil, or criminal liability locally if we follow foreign sanctions, while exposing us to enforcement, secondary sanctions, or reputational harm if we do not.
Managing these risks requires complex and dynamic compliance controls, including screening, geofencing, IP and traffic controls, transaction monitoring, contractual undertakings and, where available, seeking licenses or guidance from relevant authorities. Licenses or guidance may be unavailable, delayed, conditioned, or revoked and authorities in different jurisdictions may reach inconsistent conclusions regarding the same fact pattern. Even if we obtain a license or comfort in one jurisdiction, that relief may not be recognized elsewhere or may not extend to our affiliates, distributors, or other business partners. Furthermore, our ability to implement technical or organizational mitigations may be constrained by local labor, data protection, localization, or cybersecurity laws, by the need to maintain continuity of critical services, or by practical limitations in segregating networks and personnel. Employees who refuse to perform work due to sanctions concerns could face local legal exposure, while employees who continue work could face exposure under foreign regimes.
The net effect of these factors could materially and adversely affect our business, financial condition, results of operations, cash flows, reputation and the trading price of our securities. The ultimate impact is highly uncertain and depends on future geopolitical developments, the timing and content of new or amended sanctions, the issuance or withdrawal of licenses or guidance, the positions taken by regulators and courts in multiple jurisdictions, the actions of financial intermediaries and service providers on whom we rely and our ability to adapt our operations in a timely and compliant manner. There can be no assurance that our policies and procedures, or any licenses, exemptions, or other regulatory comfort we obtain, will prevent all violations or will protect us from all liability, collateral consequences, or business disruption arising from sanctions compliance conflicts.

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
These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the frontier markets in which we operate tends to be unpredictable and gives rise to further uncertainties. The tax laws and regulations in our jurisdictions of operation are complex and subject to varying interpretations and degrees of enforcement, and we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double taxation treaties in effect, could harm our future results of operations or cash flows. Considerable judgement is exercised by our management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgement is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and to make a reasonable estimate of the amount of loss. Due to these uncertainties and challenges, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.
From time-to-time new legislation is enacted that changes our tax position and our corporate headquarters’ location in the United Arab Emirates (“UAE”) further subjects us to evolving tax, regulatory and compliance frameworks that may change with limited notice. These frameworks include corporate tax regimes (including minimum tax aligned with Organization for Economic Co-operation and Development’s (“OECD”), transfer pricing, value‑added tax (“VAT”), anti‑money laundering and counter‑terrorist financing (“AML”/“CTF”) compliance, Ultimate Beneficial Owner reporting and other federal and emirate‑specific obligations. Changes to, or new interpretations of, these requirements, or failures to maintain compliance, could result in increased administrative costs, penalties, audits or reputational impacts, any of which could materially affect our financial results or operations. For example, the OECD initiative aimed at avoiding base erosion and profit shifting has resulted in changes to tax regimes in certain countries in which we operate. The OECD’s Pillar Two (“Pillar Two”) legislation has also been substantively enacted in certain jurisdictions where the Group operates. While the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%, there are a limited number of jurisdictions where the transitional safe harbor relief does not apply, and the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.
Furthermore, we may not be able to realize the significant deferred tax assets we have recognized. Pursuant to accounting rules, we recognize deferred tax assets based on whether management estimates that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognized assets to be recovered. The Company recognized net deferred tax assets for losses carried forward for US$377 million for the Group as of December 31, 2025, of which US$ 198.1 million relate to deferred tax assets in Bangladesh as of December 31, 2025. The recognition of these deferred tax assets is contingent upon our ability to generate sufficient future taxable income to utilize these temporary differences and carry forwards before they expire. Several factors could adversely affect our ability to realize the benefits of deferred tax assets, which could impact our profitability and results. These factors include:
•adverse economic conditions that negatively impact our profitability and, consequently, our ability to utilize deferred tax assets within the allowable time frame;
•changes in tax laws or regulations that impact the value of our deferred tax assets;
•poorer results than we anticipate, resulting in an inability to generate sufficient taxable income to utilize our deferred tax assets;
•changes in our business structure or M&A activity impacting the timing and amount of taxable income; and

•establishing or increasing valuation allowances if it is determined that it is more likely than not that some or all of these assets will not be realized, which would result in a charge to our earnings.
We conduct our operations with an aim to maintain exclusive tax residency in the UAE, but we can provide no assurance that we will not be subject to additional tax regimes in the future.
We operate under the understanding that our country of effective management is the UAE and, consequently, we believe we are exclusively tax residents in the UAE. Determination of an entity’s place of effective management is reached by way of a holistic, fact-based assessment of the entity’s operations, rather than it being a question of law. Because determination of our tax residency status is highly fact-sensitive, no assurance can be given as to whether the conclusions of any external parties, including any tax authorities, will be aligned with the results of our tax residency assessment.
We are not aware of disputes with any tax authority about our tax residency. However, we cannot rule out that our exclusive tax residency in the UAE may be challenged in the future (with or without retroactive effect). A failure to achieve or maintain exclusive tax residency in the UAE could, among other things, result in the loss of tax treaty benefits and the application of higher withholding tax rates in dividends and other payments, which may in turn increase costs and expenses for us and our shareholders. In addition, a failure to achieve or maintain exclusive tax residency in the UAE may result in dividends and other payments made by us becoming subject to withholding tax or increased withholding tax rates, which could in turn lead to additional costs and expenses for us and our shareholders.
We could be subject to tax claims and repeated tax audits that could harm our business.
Our businesses’ tax declarations are subject to review by a number of authorities, which are empowered to impose fines and penalties. As such, if authorities find they are in disagreement with our tax declarations, they may undertake a tax audit of the business. Tax audits may result in additional tax expense if the relevant tax authority concludes that an entity did not satisfy their tax obligations or applied interpretations of the tax rules deemed unacceptable. Such audits also tend to impose additional burdens on us by diverting management and personnel attention and resources. Further, tax audits in our countries of operation may not have outcomes that are fair or predictable. Despite the merits of the claims, there can be no assurance that we will prevail in litigating with the tax authorities. The relevant authorities may also decide to initiate a criminal investigation or prosecution, including those relating to individual employees or for historical tax years. In the past, we have been subject to repeated complex and thematic tax audits in Pakistan, which, in some instances, have resulted in payments made under protest pending legal challenges.
For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 9 —Provisions and Contingent Liabilities and Note 10 —Income Taxes, respectively of our Audited Consolidated Financial Statements.
Laws restricting foreign investment could materially harm our business.
In recent years, an increasing number of jurisdictions have introduced rules restricting foreign investment or have strengthened existing rules. Our business has been affected by existing foreign investment regimes and could be materially harmed by new laws or interpretation. The existence of such laws could hinder potential business combinations or other M&A activity and our ability to obtain financing from foreign investors if regulatory approvals are refused or delayed, or are subjected to a requirement that the foreign investors comply with burdensome conditions. For example, Kazakhstan law prohibits a foreign company or individual owning directly or indirectly a stake greater than 49% in an entity that carries out long-distance or international telecommunications or owns fixed communication lines, without the consent of Kazakhstan authorities. Further, in September 2025, the BTRC, under the Post and Telecommunications Division, released the draft Telecommunications Network and Licensing Policy in 2025. This policy proposes a foreign ownership cap for mobile network operators, limiting foreign shareholding to a maximum of 85%, with at least 15% held by a local owner(s). If implemented in its current form, this policy could require us to divest a significant portion of our 100% stake in Banglalink under potentially unfavorable conditions. For more information, see Exhibit 99.2—Regulation of Telecommunications—Regulation of Telecommunications in Bangladesh..
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
We are exposed to fraudulent action or other misconduct committed by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, contractors, customers or any other third parties undertaking actions on our behalf. This has in the past and in the future may subject us to litigation, financial losses and fines, penalties or criminal charges imposed by government authorities, and has affected our reputation. Future instances would have the same effect.
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

We regularly review and update our policies and procedures and internal controls, which are designed to provide reasonable assurance that we and our personnel comply with applicable laws and our internal policies. We have also issued a Business Partner Code of Conduct that we expect our representatives, agents, suppliers and other third parties to follow, and conduct risk-based training for our personnel. In addition, our compliance professionals throughout our Group headquarters and operating companies execute these policies throughout the group by monitoring and escalating potential compliance risks in accordance with the procedures outlined in our Group policies. While our policies, procedures, internal controls, and training are designed to prevent and detect misconduct, there is no guarantee they will be effective in all cases or fully protect us from liability resulting from the actions of our employees or third parties.
Our DFS offerings may present increased exposure to fraud, money laundering and reputational and regulatory risk.
As we expand our digital offerings, we subject ourselves to new regulatory regimes outside of those relevant to our telecommunications businesses. Our DFS offerings, such as MMBL and JazzCash in Pakistan, need to comply with certain local banking regulations. Such regulations and banking laws include capitalization requirements, resulting in our needing to inject funds to cover any losses that the bank suffers. For example, in the past Mobilink faced difficulty keeping its capital adequacy ratio comfortably above the regulatory requirement of 15% due to the deteriorating macroeconomic environment in Pakistan at the time (which could also adversely impact Mobilink Bank’s loan and deposit portfolio). While improving macroeconomic conditions and capital injection by VEON during 2025 have allowed Mobilink to improve its capital adequacy ratio rate of 20.19% as of December 31, 2025, should the macroeconomic conditions in Pakistan once again start to deteriorate or the regulatory minimum capital adequacy ratio be increased, Mobilink may in the future face challenges meeting its capital adequacy ratio. Should Mobilink fail to meet the required capital adequacy ratio, it may need to reduce or halt certain lending activities until it can meet its capital adequacy ratio requirement, which would adversely affect its results of operations and may lead to reputational damage or cause a loss of customer confidence.
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
Our DFS businesses also present other unique risks. For example, because these businesses necessitate the processing of sensitive personal data (such as, consumer names, addresses, credit and debit card numbers and bank account details), we must comply with strict data protection and consumer protection laws. See—We collect and process sensitive personal data and are subject to an increasing number of data privacy laws and regulations. We are also required to maintain availability of our payment and financial systems and platforms. Failure to maintain adequate levels of service availability or to reliably process customer transactions could result in a loss of revenue, violation of certain local banking regulations, payment of contractual or consequential damages, reputational harm, additional operating expenses to remediate any failures and exposure to other losses and liabilities.
Our telecommunications licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms.
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
We are subject to various data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal data. Many countries have additional laws that regulate the processing, retention and use of communications data (including both content and metadata). These laws and regulations are being introduced in jurisdictions across the world, including those in which we operate, and are subject to frequent revisions and differing interpretations once instituted, often making them more stringent over time. For example, in Kazakhstan the Government has commenced consultation on data protection measures to increase regulation over the recollection and processing of personal data, with the latest amendment that allows government authorities to inspect the practices of personal data operators being adopted in December 2023. The government of Kazakhstan also adopted amendments in July 2024 authorizing local government agencies to verify the activities of personal data operators. Additionally, on December 22, 2025, a further amendment was enacted introducing requirements for the use of biometric authentication when processing databases containing more than 100,000 personal data records. In Pakistan, while there is currently no dedicated statute governing the processing or transmission of personal data, companies are nevertheless required to comply with strict data protection and privacy obligations under existing legal and regulatory frameworks, such as the Prevention of Electronic Crimes Act (amended 2025) and the Customer Privacy Notice, and a bill regarding personal data protection is in the consultation stages of Parliament. Should such bill be promulgated into official legislation, additional obligations could be placed on our data management operations in Pakistan. More recently, the Bermudan Personal Information Protection Act 2016 (“PIPA”) came into effect on January 1, 2025 and imposes a number of obligations (for example, appointing a privacy officer, implementing a PIPA compliance privacy notice etc.) any individual, public authority, or entity, which includes the Company that collects, stores and/or uses personal information in Bermuda either electronically or as part of a structured filing system.
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
Many of the jurisdictions in which we operate have laws that restrict cross-border data transfers unless certain criteria are met or are developing data localization laws requiring that certain types of data be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs (including those related to storing data in multiple jurisdictions), require us to change our business practices in a manner adverse to our business or conflict with other laws to which we are subject, thereby exposing us to regulatory risk. The stringent cross-border transfer rules in certain jurisdictions may also prohibit us from disclosing data to foreign authorities upon their request, which may generate a scenario where it is not possible for us to comply with both laws. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Since relocating our head office from Amsterdam to the DIFC (“DIFC”), we are required to comply with the DIFC Data Protection Law (“DPL”). Under the DPL, personal data may only be transferred outside the DIFC to jurisdictions that the DIFC authority has determined provide an adequate level of protection. Currently, none of our operating countries meet this adequacy standard. As a result, any transfer of personal data to these jurisdictions (or to any other jurisdiction not deemed adequate) must be accompanied by appropriate safeguards as prescribed by the DPL the implementation of which requires additional time, effort, and resources.
Although we have moved our headquarters to the DIFC and delisted from Euronext Amsterdam, the EU’s data protection regime still applies to us to some extent. The processing of personal data by a certain number of our Dutch entities, are subject to the EU GDPR directly. In addition, our operations in other markets, such as Ukraine, may also become subject to GDPR (“GDPR”) considering the extraterritorial effect of the legislation (for example, GDPR applies if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union).
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
We are party to a number of lawsuits, commercial disputes and other legal, regulatory or antitrust proceedings. Any dispute or legal proceeding we are party to, whether with or without merit, could be expensive and time-consuming, and could divert the attention of our senior management. The final outcomes of many such disputes are highly uncertain and inherently unpredictable. Any adverse outcome in these or other proceedings, including any that may be asserted in the future, could harm our reputation and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.
Additionally, on the acquisition of Uklon, certain subsidiaries historically associated with Uklon were carved out such that they are not part of the Group (the "Carved Out Entities"). In November, 2025, the Group became aware that Ukrainian law enforcement authorities have initiated a criminal investigation relating to the accuracy of historical tax and financial reporting of the Carved Out Entities and that the Chief Executive Officer of Uklon has been named in the investigation in his capacity as former chief executive officer of the Carved Out Entities. The Group and the Chief Executive Officer of Uklon are cooperating with the investigation, providing requested documentation and participating in the investigative procedures. As of the date of this Annual Report on Form 20-F, the Group has not been named in this investigation and Uklon is not the subject of the Ukrainian judicial authorities’ investigation. This investigation is at a preliminary stage and therefore, it is not possible at this time to predict the scope or duration of such investigation or any related proceeding which may result from such investigation, if any, or its or their possible outcomes or implications for the Group, including any impact on the Group’s operations or harm to the Group’s reputation caused thereby.
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
For more information on current disputes, see Note 9—Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
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
Our adopted accounting policies and methods drive how we record and report our financial condition and results of operations. Accounting standard-setting bodies, including the International Accounting Standards Board, may change accounting regulations that govern the preparation and presentation of our financial statements. Those who interpret the accounting standards, including the SEC, may amend or even reverse their previous interpretations or positions on how various accounting standards should be applied. Those changes may be difficult to predict and could have a significant impact on the way we account for certain operations and present our financial position. In some instances, a modified standard or interpretation thereof, an outcome from an unfavorable regulatory review relating to our financial reporting or a new requirement may have to be implemented with retrospective effect, which requires us to restate or make other changes to our previously issued financial information. Such circumstances may involve the identification of one or more significant deficiencies or material weaknesses in our internal control over financial reporting, impact how we prepare and report our financial statements, or affect future financial covenants in our financing documents. For more information on the impact of IFRS on our Audited Consolidated Financial Statements and on the implementation of new standards and interpretations issued, see Note 27—Significant Accounting Policies to our Audited Consolidated Financial Statements.
Risks Related to VEON Ltd. ADSs
The price of our ADSs may be volatile and holders of ADSs could incur substantial losses.

The trading price for our ADSs has at times been subject to wide price fluctuations in response to many factors. This may lead holders of our ADSs to sell below the price at which they purchased them. Our business performance, broader geopolitical or macroeconomic conditions, operational and regulatory developments, industry and market conditions are key drivers of our ADS trading price. Stock markets in general experience extreme volatility that often is not a result of the performance of particular companies, as exemplified by the almost 20% stock market drop experienced following the U.S. Administration’s announcement of the so-called “Liberation Day” tariffs in 2025, or the fluctuations following ongoing developments in the conflicts in the Middle East and Ukraine.
Dilution arising from the issuance of new shares or sales of shares by major shareholders can also impact our ADS trading price. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted. Materialization of any of the risks described in this Item 3.D. may also lead to volatility of our ADS’s trading price, which might limit or prevent holders of our ADSs from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs.

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
The payment of dividends is subject to the discretion of our board. For the years ended December 31, 2025, 2024 and 2023, we did not pay a dividend. Various factors may cause our board to determine not to pay dividends or not to increase dividends. Such factors include our financial condition and prospects, our earnings, shareholders equity and equity free cash flow, the movement of the U.S. dollar against our local currencies, such as the Pakistani rupee and the Ukrainian hryvnia, our leverage, our capital requirements, contractual and currency restrictions in our countries of operation, the economic outlook of markets in which we operate, legal proceedings and other such factors as our board may consider relevant.
For more information on our policy regarding dividends, see Item 8.A—Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.
Holders of our ADSs may not receive distributions on our common shares if it is illegal or impractical to make them available to them.
The depositary (“Depositary”) of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receive on our common shares (or other deposited securities) after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares that their ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs or if there are any government approvals or registrations required for such distributions that cannot be obtained after reasonable efforts made by the depositary. For example, it would be unlawful to make a distribution to a holder of ADSs, if such distribution consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. VEON has no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value from them if it is illegal or impractical for the depositary to make them available. These restrictions may materially reduce the value of the ADSs.
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
Holders of ADSs have the right under the deposit agreement (“Deposit Agreement”) to instruct the depositary to exercise the voting rights afforded by their common share holdings represented by ADSs. At our request, the depositary will mail to holders any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise their voting rights. If the depositary timely receives voting instructions, it will endeavor to vote in accordance with such voting instructions. However, we cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. The ability of the depositary to carry out voting instructions may also be limited by practical and legal limitations and the terms of the common shares on deposit.
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
In the future, we could cease to be considered a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and a majority of our directors or management are U.S. citizens or residents. As of December 31, 2025, less than 50% of our outstanding voting securities are held “of record” by U.S. residents and less than a majority of our directors and management are U.S. citizens or residents. In the event that we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer. Furthermore, on June 4, 2025, the SEC issued a concept release seeking public comment on potential changes to the foreign private issuer eligibility criteria. If adopted as proposed, these changes could impose heightened compliance and disclosure obligations on foreign private issuers, including a potential requirement to maintain a minimum percentage of trading volume on a non-U.S. exchange. Such changes could significantly increase our compliance costs as a foreign private issuer or result in the loss of our foreign private issuer status, which, as noted above, would subject us to substantially higher compliance costs.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Overview
VEON is a leading digital operator strategically positioned across five frontier markets: Bangladesh; Kazakhstan; Pakistan; Ukraine; and Uzbekistan. The Company delivers comprehensive digital and telecommunications and digital services (including voice, fixed broadband, data and cloud services) through local brands that resonate with each market’s unique digital landscape, including our “Kyivstar,” “Banglalink,” “Toffee” and “Jazz” brands. VEON operates across five countries that are home to more than 6% of the world’s population. The company's digital operator strategy focuses on delivering services beyond traditional mobile and fixed connectivity, and expands into digital financial services, entertainment, healthcare, education and digital enterprise services. As of December 31, 2025, we had 18,938 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see Item 5—Operating and Financial Review and Prospects.
VEON Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), incorporated on June 5, 2009. Our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda and our headquarters are located at Index Tower (East Tower), Unit 1703, Dubai (DIFC), the United Arab Emirates. Our telephone number is +971 52 138 1275. We have established a representative office in the DIFC under registration number 9640 and our effective management and control is in the DIFC, through the holding of board meetings in the DIFC. As such, we are registered for United Arab Emirates corporate tax.

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
History
Our predecessor VimpelCom (formerly OJSC VimpelCom) was founded in 1992 and listed American Depositary Shares (“ADS”) on the New York Stock Exchange in 1996. Its successor, VimpelCom Ltd., remained listed on the New York Stock Exchange until 2013 when it was subsequently listed on the NASDAQ Global Select Market. In March 2017, the company rebranded as VEON. VEON traded its common shares on Euronext Amsterdam from and on April 4, 2017 until November 22, 2024.

In the early 2000s, we began expanding into certain markets in Eastern Europe and Central Asia, including Kazakhstan, Ukraine, and Uzbekistan, in 2004, 2005 and 2006, respectively. In 2019, we entered into the Pakistan and Bangladesh markets. In recent years, we have strategically refocused our business towards specific markets, leading to, among others, the sale of our operations in Algeria, Russia and Kyrgyzstan in 2021, 2023 and 2025, respectively.

Business Strategy
Since its inception, VEON has been offering traditional telecommunications services, which includes fixed-line, text, voice and data, as well as owning and operating network infrastructure. We remain at the forefront of 4G and 5G adoption and are positioning ourselves to be the dynamic connectivity provider in each of our markets.

Since 2021, our operating companies have been executing our Digital Operator 1440 (DO1440) model, which aims to enrich our connectivity offering with proprietary digital applications and services in addition to strategic, in-market acquisitions of digital businesses. Through this model we aspire to grow, not only the market share of our operations, but also the relevance and the wallet share of our businesses within the industry by delivering value via our mobile entertainment, mobile health, mobile education, and mobile financial services. Building on this foundation, VEON has introduced its Augmented Intelligence 1440 or (AI1440) strategy, which focuses on embedding AI-powered capabilities across the Company’s digital platforms. This includes integrating native-language models and other advanced AI tools to enhance user experience and operational efficiency across many of our digital platforms.

Further, the Company deploys an “asset-light” model, under which we retain only the core assets necessary to operate our business. In several markets, we have completed transactions for the sale of tower and other infrastructure assets in favor of long-term lease, right-of-use, and service arrangements. This strategic shift enables our operating companies to allocate more time and resources toward customer-facing and digital initiatives, reinforcing our focus on innovation and growth.
Demerger and Listing of Kyivstar
On March 18, 2025, VEON entered into a merger agreement (the “BCA”) with Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company, which concluded with the successful combination of Cohen Circle with Kyivstar Group Ltd. (“Kyivstar Group”) (the “Business Combination”), and the Kyivstar Group’s listing on the Nasdaq on August 15, 2025 (the “Listing”). For more details on the proposed business combination regarding the listing of Kyivstar, see Item 10.C — Material Contracts.

On April 8, 2025, the Company completed a partial Dutch statutory demerger (juridische afsplitsing) of Kyivstar Holdings B.V. (formerly VEON Holdings B.V.) pursuant to Article 2:334a(3) of the Dutch Civil Code (the “Demerger”). Under the Demerger, Kyivstar Holdings’ interests in its subsidiaries, together with certain assets, liabilities and contracts, were allocated among Kyivstar Holdings and two newly incorporated, wholly owned subsidiaries of VEON. Following the Demerger, Kyivstar Holdings retained only JSC Kyivstar, Ukraine’s leading digital operator, and its subsidiaries, along with select assets and liabilities, and ceased to be one of the VEON’s central holding entities. The Demerger was subject to a 30-day creditor objection period according to the Dutch demerger statute. Such 30-day period elapsed without objection and a “no objection” letter was received by Kyivstar Holdings from the Dutch judicial authorities in February 2025.

B. Business overview
Business Units and Reportable Segments
Our reportable segments currently consist of the following five geographic segments: Pakistan; Ukraine; Kazakhstan; Uzbekistan; and Bangladesh. We also present our operations for “HQ” which represents transactions related to management activities within the group in Amsterdam and Dubai and costs relating to centrally managed operations, and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. See Item 5—Operating and Financial Review and Prospects—Reportable Segments and Note 2—Segment Information to our Audited Consolidated Financial Statements for further details.
This Item 4, unless indicated otherwise, provides a description of our business as of December 31, 2025. Important aspects of our business operations may be subject to change, including licensing, our product offering, our market position and contractual arrangements with governments and key third parties.
Subsidiaries
    The table below sets forth our significant subsidiaries as of December 31, 2025. The equity interests presented reflect our direct and indirect ownership interest. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below:

Name of significant subsidiary	Country of incorporation	Nature of subsidiary	Percentage of ownership interest
VEON Amsterdam B.V.	Netherlands	Holding	100.0%
VEON Holdings B.V.*	Netherlands	Holding	89.6%
VEON MidCo B.V. *	Netherlands	Holding	100.0%
VEON Intermediate Holdings B.V. *	Netherlands	Holding	100.0%
JSC “Kyivstar” **	Ukraine	Operating	89.6%
Kyivstar Group Ltd. **	Ukraine	Holding	89.6%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%
VEON Group Holding Company Limited	Dubai	Branch	100.0%
* On April 8, 2025, we completed a partial Dutch statutory demerger of VEON Holdings B.V. (“VEON Holdings”) pursuant to article 2:334a paragraph 3 of the Dutch Civil Code, (the “Demerger”) as a result of which VEON Holdings’s previously-held interests in its subsidiaries (along with other assets, liabilities and contracts) were allocated among VEON Holdings and two newly-incorporated entities, VEON MidCo B.V. and VEON Intermediate Holdings B.V. Effective April 8, 2025: (i) VEON Holdings’s only subsidiary is JSC Kyivstar; (ii) VEON MidCo B.V. holds the interests in VEON’s operating subsidiaries and other key assets; and (iii) VEON Intermediate Holdings holds the interests in VEON’s non-core assets and subsidiaries. Following the demerger, VEON Holdings B.V. changed its name to Kyivstar Holdings B.V., effective February 2026.
** On August 14, 2025, pursuant to a Business Combination Agreement with Cohen Circle Acquisition Corp. I (the “BCA”), VEON Amsterdam B.V. (“VEON Amsterdam”) sold the post‑Demerger VEON Holdings (consisting solely of JSC Kyivstar) to Kyivstar Group Ltd. Upon the closing of the BCA, VEON Amsterdam held a 89.6% stake in Kyivstar Group Ltd., refer Note 11 - Significant transactions of these consolidated financial statements for further details. Subsequent to the year ended December 31, 2025, On February 3, 2026, VEON announced the closing of a secondary public offering of 14,375,000 common shares of Kyivstar Group Ltd. following which VEON Amsterdam further decreased its ownership in Kyivstar Group Ltd. to 83.6%, refer Note 25 - Events after the reporting period for further details..
Overview of Our Telecommunications Businesses
VEON provides mobile telecommunication services to its customers in Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also provide fixed-line telecommunications services in Pakistan, Ukraine, Kazakhstan and Uzbekistan as well as business-to-consumer and business-to-business OTT (over-the-top) services on mobile and fixed networks in each of our markets.

The table below presents the primary mobile telecommunications services we offer to our customers and along with a breakdown of prepaid and postpaid subscriptions as of December 31, 2025:

Mobile Service Description	Pakistan	Bangladesh	Ukraine	Uzbekistan	Kazakhstan
Value added and call completion services(1)	Yes	Yes	Yes	Yes	Yes
National and international roaming services(2)	Yes	Yes(4)	Yes	Yes	Yes
Wireless Internet access	Yes	Yes	Yes(3)	Yes	Yes
Mobile financial services	Yes	No(5)	No	Yes	Yes
Mobile bundles	Yes	Yes	Yes	Yes	Yes

(1)    Value added services include messaging services, content/infotainment services, data access services, location-based services, media, and content delivery channels.
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

Interconnection Agreements
Each of our connectivity businesses rely on interconnection services. The table below presents certain of the primary interconnection agreements that we have with mobile and fixed-line operators in Pakistan, Ukraine, Kazakhstan, Uzbekistan, and Bangladesh:

Pakistan
In Pakistan and the territories of Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan, we maintain several interconnection agreements with mobile and fixed-line operators. The MTR was PKR 0.40 per minute from July 1, 2022 through June 30, 2023, and has been PKR 0.30 per minute since July 1, 2023.

Ukraine	From January 1, 2024 to December 31, 2024, the effective MTR was UAH 0.08 per minute and the effective IMTR was US$ 0.0211/ minute. From January 1, 2025 to December 31, 2025, the effective MTR was UAH 0.075 per minute and the effective IMTR was US$ 0.0259/ minute.
Kazakhstan
For 2024, the MTR for local mobile operators was KZT 5.60 per minute, and for fixed operators was KZT 16.66 per minute, while the IMTR was KZT 53.76 per minute. For 2025, the MTR for local mobile operators was KZT 5.0 per minute, for fixed operators was KZT 14.88 per minute, and the IMTR was KZT 60.0 per minute.

Bangladesh
On February 16, 2025, the IMTR for international calls was revised. The current maximum and minimum IMTRs are US$0.025 per minute and US$ 0.005 per minute, respectively. IGW operators are required to share 22.5% of international call termination revenue with mobile operators based on the IMTR.

Domestic interconnection termination charges remain unchanged: the MTR continues to be BDT 0.10 per minute, interconnection exchange operators charge BDT 0.04 per minute, and for SMP (“SMP”) operators the MTR remains BDT 0.07 per minute. However, following an application by Grameenphone in December 2025, the Court issued a three‑month Stay Order on the SMP‑related MTR directive. As a result, we may be required to pay BDT 0.10 per minute even when terminating calls to an SMP operator for the period covered by the Stay Order.

Separately, the Telecom Network and Licensing Policy 2025 propose restructuring the interconnection topology by phasing out the Interconnection Exchange and International Gateway layers and introducing a new International Connectivity Service Provider structure. In parallel, BTRC is revising the related commercial framework, with draft guidelines already issued and industry consultations currently underway.

Uzbekistan	The MTR in 2025 was UZS 0.05 per minute and was the same in 2024 and 2023.

OUR PAKISTAN BUSINESS
In Pakistan, we operate through our operating company, Pakistan Mobile Communications Limited (“PMCL”), and our brands, “Jazz,” and “ROX”. PMCL remains the market leader in Pakistan’s telecommunications industry. As of December 31, 2025, PMCL served 73.9 million mobile customers, out of which 75.2% are 4G users, and provided digital services to 82.4 million digital customers. Its comprehensive suite of services caters to a wide range of customer needs, encompassing traditional telecommunications and digital offerings. In 2025, customers across the market continued to migrate to 4G/LTE services. As of December 31, 2025, PMCL provides 4G/LTE services in 355 cities. With a 4G coverage of 72%, Jazz continues to bridge the digital divide in Pakistan.
Our Telecommunications and Infrastructure Business in Pakistan
We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2025, approximately 97.4% of our customers in Pakistan were on prepaid plans. We continue to focus on a technology-agnostic mobile internet portfolio, offering uniform pricing across our 2G and 4G/LTE technologies. In Pakistan, we offer a diverse portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, Small Office Home Offices (with one to three employees), Small Medium Enterprises (“SMEs”) (with four to 249 employees) and enterprises (with more than 249 employees). We offer corporate customers several postpaid plan bundles, variable discounts for closed user groups and follow-up minutes based on bundle commitment. With respect to fixed-line telecommunication services, Jazz offers internet and data connectivity services over a wide range of access media, covering major cities. We also provide cross-border transmission services.

In line with our asset light strategy, on December 5, 2024, PMCL signed an amalgamation agreement with Engro Corporation Limited (“Engro Corp”) for the pooling and management of its infrastructure assets. Under the amalgamation agreement, PMCL’s tower infrastructure held by Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into Engro Corp via a scheme of arrangement (“Scheme”). The transaction was completed on June 3, 2025, following receipt of all required regulatory and other approvals, and control of Deodar was transferred to Engro Corp. PMCL continues to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.

Mobile Telecommunications Business in Pakistan
The table below presents the primary mobile telecommunications services we offer in Pakistan:

Voice
•Airtime charges from mobile postpaid and prepaid customers, including a monthly contract fee for a predefined amount of voice traffic (via 2G GSM, VolTE and VoWifi etc.) and a roaming fee for airtime charges when customers travel abroad.

Internet and data access
•GPRS, EDGE, and 4G/LTE.
Roaming
•Active roaming agreements with 310 GSM networks in 159 countries.
•GPRS roaming with 230 networks in 118 countries.
•CAMEL roaming through 162 networks in 105 countries.
•LTE roaming through 146 networks in 80 countries.
•Roaming agreements generally state that the host operator bills PMCL for live roaming services; PMCL pays these charges and then bills PMCL customers for these services on a monthly basis.
VAS
•Caller-ID; voicemail; call forwarding; missed call alert; credit balance; balance share; conference calling; call blocking and call waiting.
Messaging
•SMS and mobile instant messaging.
The table below presents a description of business licenses relevant to our mobile telecommunications business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration:

Services(1)	License(3)	Expiration
2G(4)	Nationwide	2037
	Nationwide	2034 (2)
3G	Nationwide	2029
4G/LTE (NGMS)(4)	Nationwide	2032
(1)NGMS License and Technology Neutral.
(2)The renewal of the Warid license (now merged with Jazz since 2016) renewal was due in May 2019 and was renewed by signing under protest on October 18, 2021. As of December 31, 2025, we have made a total payment of US$ 481.28 million (including a markup of approximately US$ 32.29 million) in several installments. All payable dues have been cleared as per timelines agreed in the renewed license. We continue to challenge the PTA license renewal decision before Pakistan’s courts but await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending.
(3)In addition, PMCL and its subsidiaries have other licenses, including LDI, local loop and CVAS licenses to provide telecommunications and non-voice communication services in Pakistan, AJK and Gilgit-Baltistan. The licensees must also pay annual fees (0.5%) to the PTA and make universal service fund contributions (1.5%) and/or research and development fund contributions (0.5%), as applicable, in a total amount equal to a percentage of the licensees’ annual gross revenues (less certain permissible deductions) for such services.
(4)In 2022, PMCL renewed its 2G license at an initial license fee of US$ 486.2 million for a further term of 15 years which was previously renewed in 2007. PMCL is entitled to provide NGMS (3G/4G) under the same renewed license. 50% of the initial license fee (i.e. US$ 243.1 million) was paid in 2022 at the time of renewal while the remaining 50% will be payable in equal yearly installments as per the terms and conditions of the license. PMCL also acquired a new license for 4G/LTE services in 2017 at an initial license fee of US$ 295 million for a term of 15 years (valid until 2032).
(5)All mobile licenses acquired by PMCL are technology neutral therefore, PMCL is entitled to use the frequency spectrum assigned under a specific license for provision of 2G, 3G and 4G services.

The table below provides details pertaining to the license fees we pay to operate our mobile telecommunications business in Pakistan:

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

PMCL’s total license fee (the annual license fee plus revenue sharing) in Pakistan (excluding the yearly installments noted above) was US$ 25.6 million, US$ 20.70 million and US$ 19.68 million for the years ended December 31, 2025, 2024, and 2023, respectively. PMCL’s total spectrum administrative fee payments were US$ 2.6 million, US$ 1.61 million and US$ 1.68 million for the years ended December 31, 2025, 2024, and 2023 respectively.

According to the PTA, there were approximately 200.6 million mobile connections in Pakistan (including SCO (“SCO”) numbers) as of December 31, 2025, compared to approximately 193.3 million mobile connections in Pakistan (including SCO numbers) as of December 31, 2024, representing a mobile penetration rate of approximately 80.34% compared to approximately 79.0% as of December 31, 2024.
Initially announced in December 2023, the merger between Ufone and Telenor has now received regulatory approval. This transaction creates one of the largest mobile operators in Pakistan after our Jazz brand, further consolidating the telecommunications market into a three-player structure.
The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2025:

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”)	73.9
Zong	53.1
Telenor Pakistan	43.1
Ufone	28.4
SCO	2.1
Source: The Pakistan Telecommunications Authority.
Fixed-Line Telecommunication Business in Pakistan
Our fixed-line business in Pakistan is primarily focused on B2B Segment (“B2B Segment”). We deliver internet and data connectivity services to enterprise and corporate customers across major cities through a wide range of access media. In addition, we provide cross-border transit services, enabling reliable international connectivity.
The table below presents a description of the fixed-line telecommunications services we offer in Pakistan:

Services
•Data and voice services over diverse access media, covering more than 300 locations, including all the major cities.
•Enterprise telephony solutions including unified communication solutions to customers with multiple tracking options and value-added services tailored for enterprise communication.
•Enterprise data connectivity services provided to the enterprise customers including dedicated internet access, VPN, leased lines and fixed telephone solutions.
•Domestic and International Connectivity includes leased lines for both domestic and international transit, Multiprotocol Label Switching (“MPLS”) services and IP Transit (“IP Transit”) through our robust access network.

•High-speed internet access (Provisioning of fiber-optic connectivity for ultra-fast and stable internet).
•Next-Generation Solutions include SD-WAN (Software-Defined Wide Area Network) and Managed WiFi solutions.
•Telephone communication services, based on modern digital fiber-optic network supporting telephone communication.
•Value added services including Universal Access Number and Toll Free Numbering services.
•Cloud-Based Solutions include cloud-based contact center and helpdesk solutions, and Cloud-based Enterprise surveillance bundled with fixed voice and data.
•Fixed-Line Mobile Convergence offer solutions integrating fixed-line and mobile communication for enterprise seamless operations.
•Dedicated Data Transmission services.
Coverage
•Wired and wireless access services include FTTx (“FTTx”), PMP (point to multipoint), point-to-point radios, VSAT (“VSAT”) and Microwave links connecting more than 300 locations across Pakistan.
Operations
•Long-haul fiber optic network covers more than 16,000 kilometers and is supplemented by wired and wireless networks.
Customers
•Enterprise customers.
•Domestic and international carriers.
•Corporate and individual business customers.
The table below presents a description of business licenses relevant to our fixed-line business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration:.

Services	License	Expiration
Long Distance and International (“LDI”)	Nationwide and International	2044
Local Loop (fixed line and/or local loop with limited mobility)	Regional	2044(1)
Telecom Tower Provider	Nationwide	2032
(1) Out of a total of 14 telecom regions, we have successfully renewed the FLL licenses in 12 regions for an additional term of 20 years. For the remaining two regions, license acquisition applications have been submitted to PTA and will be awarded during Q1 2026. The PTA fee is US$ 10,000 per FLL License per Telecom Region.
(2)Our wireless local loop license expired in November 2024 and has been renewed by PTA under the category of a national fixed line license (without spectrum), for the additional term of 20 years.
In Pakistan, our fixed-line business operates in a competitive environment with other providers of fixed-line corporate services and carrier and operator services. Our fixed-line business is primarily focused on the B2B segment with a strategic emphasis on enterprise and wholesale customers.
The table below presents our competitors in the internet services, carrier and operator services and fixed-line broadband markets in Pakistan:

Internet Services
•PTCL	•Transworld	•World Call
•Wateen	•Cybernet	•Multinet
Carrier and Operator Services
•PTCL	•Transworld	•World Call
•Wateen	•Telenor Pakistan
Fixed-line Broadband
•Pakistan Telecommunication Company Limited, or “PTCL”	•Cybernet	•Supernet
•Multinet	•Nexlinx
•Wateen	•Nayatel
Distribution
    As of December 31, 2025, our sales channels in Pakistan included ten business centers, a direct sales force of 567 employees managing our indirect sales channels, 470 exclusive franchises currently active and over 159,051 non-exclusive third-party retailers. For top-up services, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. As of December 31, 2025, Jazz brand SIMs are sold through more than 58,847 retailers, supported by biometric verification devices.
We have a dedicated sales force in Pakistan focused on enterprise customers, ensuring targeted engagement with businesses across various sectors. This sales force is strategically structured, with regional sales heads leading teams of skilled professionals, including team leads and key account managers, delivering seamless customer support and connectivity solutions. Additionally, to expand our reach, we have partnered with external entities to establish an indirect sales channel, targeting areas where our direct teams are not present. A centralized tele-sales team, led by a dedicated manager, further enhances our efforts through targeted campaigns aimed at upselling and customer retention.

Our Digital Business in Pakistan

In addition to our telecommunications and infrastructure services, we develop and offer digital solutions and products for both business and consumer segments in Pakistan. These services are available on a stand-alone basis, including to users who are not Jazz connectivity customers, as well as through integration with our data bundles. We provide a diverse portfolio of digital services via mobile and web platforms, some of which are also used by connectivity customers of other operators.
Our digital business in Pakistan consists of the following business verticals: financial services, entertainment, premium digital brands, enterprise services health care and super apps. Revenues from these verticals are included within Pakistan's digital revenues. See Note 3—Revenue of the Audited Consolidated Financial Statements.
Financial Services
Mobilink Microfinance Bank Limited (“Mobilink Bank”), our wholly owned subsidiary, complements these efforts by delivering microfinance banking services alongside various digital financial solutions and traditional banking products. These include microfinance loans, credit facilities, payment and transfer services, and a range of other banking solutions, under a license granted by the State Bank of Pakistan. In partnership with Jazz, Mobilink Bank offers branchless banking services under the trusted brand name “JazzCash”. In 2025, the Company completed an operational separation of JazzCash which now operates as a standalone entity within the Group. In December 2025, Mobilink Bank inaugurated its first Islamic Banking branch in Karachi, with the rollout of ten Islamic Banking windows to follow in 2026, expanding the accessibility of Shariah-compliant services nationwide, and establishing the regulatory foundation for integrating Shariah-compliant products into JazzCash customer journeys.

Pakistan is a significantly underserved market in terms of financial services, with one of the highest unbanked population rates globally. JazzCash, the country’s leading digital financial services platform, addresses this critical gap by offering digital financial services to customers across Pakistan. These services are accessible to users of all mobile operators, whether they use a feature phone or smartphone. Digital financial services through JazzCash Consumer and Business App includes funds transfers, digital payments, online payments and wealth management offerings (including digital micro and nano loans, savings and insurance, government payments, welfare disbursements, etc.). As of December 31, 2025, JazzCash had 21.5 million monthly active users representing a 9.1% increase year-on-year (“YoY”).
As of December 31, 2025 JazzCash had approximately 21.5 million monthly active users, which represents a YoY increase of 9.1% with Gross Transaction Value up 55.5% YoY. With a merchant base exceeding 500,000, JazzCash now processes over 80% of total Raast payment value under the State Bank of Pakistan’s nationwide instant payment infrastructure, supporting the Prime Minister’s Cashless Society initiative. JazzCash is currently enabling the issuance of more than 184,000 loans per day and achieved its highest-ever single-day lending milestone during the quarter, disbursing PKR 14 billion (US$ 50 million) across approximately 266,000 loans. JazzCash serves customers' financial needs through an extensive on-ground network of approximately 300,000 agents, promoting the widespread adoption of digital wallets. True to its value structure as an ecosystem enabler, JazzCash is recognized as Pakistan’s largest digital merchant acquirer, equipping over 900,000 retail outlets with digital payment acceptance QR codes and innovative Point of Sale solutions.

Jazz launched FikrFree in October 2024, a digital insurance marketplace to provide a personalized, streamlined experience for purchasing and managing a diverse insurance portfolio including for health, life, handset and vehicle insurance. As of December 31, 2025 FikrFree had 11.2 million active policy holders representing a 72.8% increase YoY.
Entertainment
Jazz’s video streaming app, Tamasha, offers high-definition access to a wide range of premium content, including live sports tournaments, TV channels, local and international movies, dramas, TV shows, and short-form videos (Tamasha Shorts). Tamasha provides mobile infotainment services to Jazz customers as well as other digital operators, Tamasha launched Tamasha Pro, an ad-free Ultra-HD premium tier, and secured exclusive digital rights for all Asia Cup tournaments through 2027. As of December 31, 2025, Tamasha had approximately 17.5 million monthly active user representing a 1.9% increase YoY.

Premium Digital Brands

ROX, Jazz’s premium digital lifestyle brand, offers exclusive access to premium content, advanced gaming features, music streaming, and other lifestyle benefits. ROX also integrates personalized offers and loyalty rewards to strengthen customer engagement and retention. As of December 31, 2025, ROX reached 1.5 million monthly active users representing a 48.4% increase YoY.

Enterprise
Garaj, Jazz’s flagship cloud platform, provides agile, secure, and scalable cloud solutions to businesses. Hosted in Jazz’s Tier 3-rated (“Tier 3-rated”) data centers, Garaj offers over 30 fully automated and managed services, including infrastructure, cybersecurity, and business continuity.

Healthcare
Jazz launched ApnaClinic, an AI enabled digital healthcare platform now rolled out nationwide. The service provides an end-to-end healthcare journey, integrating medical consultations, digital prescriptions, and access to financial protection through JazzCash and FikrFree insurance.

Super App

SIMOSA (formerly Jazz World) is Jazz’s superapp and lifestyle platform, enabling customers to manage connections, activate bundles and access digital services through a single platform. As of December 31, 2025 SIMOSA had approximately 24.1 million monthly active users representing a 27.1% increase YoY.

Jazz introduced ZARR, a premium digital fashion and lifestyle platform which combines curated local and international brands, AI powered recommendations, personalized storefronts, and social commerce capabilities, creating a new digital retail experience for consumers. For fashion and lifestyle partners, the platform offers enhanced visibility and direct access to Jazz’s large customer ecosystem.

OUR UKRAINE BUSINESS
    We conduct our Ukrainian operations primarily through Kyivstar Group Ltd, which we control and consolidate, and is the 100% owner of Kyivstar. As of the date of this Annual Report on Form 20-F (“Annual Report on Form 20-F”), our holding of Kyivstar Group Ltd. is 83.6%. Kyivstar Group Ltd. was listed on Nasdaq in August 2025 and operates under the “Kyivstar” brand.

Kyivstar is Ukraine’s leading provider of mobile communication by number of subscribers and broadband services by number of access lines, as of December 31, 2025. Kyivstar provides mobile services (on 2G, 3G, and 4G/LTE networks), to almost 22.4 million mobile customers, out of which 69% are 4G users, digital services to 15.0 million total digital MAU and fixed-line services to 1.2 million customers as of December 31, 2025.

Our Ukraine business described below also includes our Ukrainian network infrastructure business, operated through Ukraine Tower Company LLC (“UTC”). UTC is not owned by Kyivstar Group Ltd.
In 2024, VEON announced a joint intention with Kyivstar to invest US$ 1 billion in Ukraine between 2023 and 2027. This shared strategic initiative will be deployed through various capital streams from Kyivstar and UTC, including infrastructure and technology investments, charitable contributions, and strategic acquisitions. The investment strategy focuses on strengthening the core business through network development, energy resilience, technological advancement, digitalization, and M&A to accelerate digital revenue and expand our digital ecosystem. The US$ 1 billion commitment is a non‑binding, collective initiative of VEON and Kyivstar, with no formal allocation between them. While not a formal guarantee, our stated intention to invest US$ 1 billion in Ukraine represents a forward-looking goal that will remain subject to ongoing assessment and evolving circumstances.

Our Telecommunications and Infrastructure Business in Ukraine

Kyivstar provides a wide range of mobile services, including voice, data and messaging, and wireless internet access, on a prepaid and postpaid basis. We also offer bundles that include combinations of voice, SMS, mobile data, OTT services, and swappable telecommunications and non-telecommunications benefits. As of December 31, 2025, approximately 83% of our B2C mobile customers were on prepaid plans, compared to 86% as of December 31, 2024. As of December 31, 2025, 8.7 million of our subscribers were using VoLTE, compared to approximately 6 million as of December 31, 2024. In 2025, Kyivstar further advanced its technology leadership by introducing Direct-to-Cell (“Direct-to-Cell”) satellite connectivity in partnership with Starlink, enabling customers to maintain mobile communication even in remote or disaster-affected areas without terrestrial network coverage. This innovation underscores Kyivstar’s commitment to resilience and connectivity in Ukraine.

In our fixed-line telecommunications services business, we offer voice and data services on fixed networks, including mobile and fixed converged services to consumers and businesses. We provide voice, data, and high-speed internet services to corporations, operators, and consumers using a metropolitan overlay network in major cities and inter-city fiber optic networks. Our services include corporate internet access, fixed-line telephone, data transmission, and fixed-mobile convergence (“FMC”). As of December 31, 2025, our penetration of FMC in fixed broadband was 83%, due to our bundled service offering. For the year ended December 31, 2025, we provided fixed-line services in 134 cities across Ukraine.

Our corporate internet services utilize last-mile technologies, which include optical and copper lines, FTTB and FTTH, xDSL, microwave radio relay, WiMax, Wi-Fi, 2G, 3G and 4G. Internet speeds range from two Mbit/s to 10 Gbit/s, and our corporate customers can select additional complementary services, such as IP-addresses, Border Gateway Protocol, backup, service-level agreements, corporate Wi-Fi and distributed denial-of-service protection. Our fixed-line telephone services include Internet Protocol (IP) lines, Session Initiation Protocol (SIP) trunk, analog telephones, ISDN Primary Rate Interface, toll free numbers and Virtual Private Branch Exchange. Our data transmission services include Internet Protocol Virtual Private Networks and Virtual Private LAN Services.

Our joint carrier and operator services division provides local, international and intercity long-distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary domestic/international long-distance network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network. We derive most of our carrier and operator services revenue from voice call termination services to our own mobile network and voice transit to other local and international destinations.

Our Ukrainian network infrastructure business is operated through Ukraine Tower Company LLC (“UTC”), which is not owned by Kyivstar Group. UTC is a wholly owned subsidiary of VEON and operates as a passive infrastructure provider, managing approximately 9,200 antenna structures with nationwide coverage. UTC provides tower collocation services to mobile operators as well as to non‑telecommunications companies and organizations. Established in 2021, UTC continues to expand its portfolio through a combination of new tower construction and acquisitions of assets from other owners. The primary expansion of the portfolio occurred in 2021 and 2022. Since 2024, the annual portfolio growth has been approximately 7%.

Mobile Telecommunication Business in Ukraine
The table below presents the primary mobile telecommunications services we offer in Ukraine:

Voice
•Airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.
•VoLTE

Internet and data access
•GPRS/EDGE, 3G and 4G/LTE
Roaming
•Active roaming agreements for 509 networks in 188 countries. Due to the war in Ukraine, we experienced significant subscriber migration abroad. In order to minimize subscriber loss and retain subscribers who are abroad, we introduced a “Roam Like at Home” offering, which through the 2025 reporting year, was being utilized by approximately 4.03 million users outside Ukraine.

•GPRS roaming on 458 networks in 167 countries.
•CAMEL roaming on 311 networks in 134 countries.
•4G/LTE roaming on 205 networks in 96 countries.
Messaging
•SMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder).
Other
•Voice- and SMS-based value-added services (information, content, customer care).
•M2M and productivity solutions to businesses.
•Radio Kyivstar.
•Ringback tone.
•Mobile safety service (lost and found, insurance, family tracker).
•Device remote support service (for smartphones/laptops/personal computers).

The table below presents a description of business licenses relevant to our mobile business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration, however the spectrum needs of our operations and intentions may change:

Services	License	Expiration
GSM900 and GSM1800(1)(2)	Nationwide	Indefinite(4)
3G(3)	Nationwide	April 1, 2030
4G/LTE	Nationwide	July 1, 2033 (1800 MHz)
4G/LTE	Nationwide	March 5, 2033 (2600 MHz)
4G/LTE(5)	25 Regions (excl. Crimea and Sevastopol)	July 1, 2040 (900 MHz)
4G/LTE(6)	25 Regions (excl. Crimea and Sevastopol)	December 16, 2039 (2300 MHz, TDD)
3G and 4G/LTE(7)	27 Regions(8)	March 23, 2030 (2100 MHz, FDD)

(1)Licenses were received on October 5, 2011 for a term of 15 years each.
(2)The license was issued on April 1, 2015 for a term of 15 years.
(3)Services provided in the 2100 MHz band.
(4)The date that was initially determined as the expiration date of the license was October 5, 2026, however, with certain regulatory changes that came into force on December 24, 2019, telecommunications operations no longer require a license to provide telecommunication services. Thus, the relevant licenses cease to be valid and it is not expected that there will be a need to extend or renew these licenses in the future.
(5)The licenses for the radio frequency resource in 900 MHz are re-issued (July 1, 2020) as part of a government project on 900 MHz redistribution and reframing as a way to introduce 4G/LTE into 900 MHz. As a result of this project, Kyivstar returned 12.5 MHz and received back on average across the country 11.9 MHz, out of which 6.2 MHz was provided with technological neutrality license conditions. We have also obtained a range of national and regional radio frequency licenses for the use of radio frequency resources in the referred standards and in specified standards radio relay and WLAN (5.4 GHz).
(6)Kyivstar received licenses and spectrum for 4G/LTE, 3G and 4G/LTE in two separate deals in 2024. Following the auction held on November 19, 2024, Kyivstar acquired 40 MHz (TDD) spectrum in the 2300 MHz band for UAH 0.995 billion.
(7)The spectrum received by Kyivstar as a result of the 2024 auction underwent a symmetrical exchange with the VFU (“VFU”), in order for Kyivstar to achieve a continuous duplex radio frequency in the 2100 MHz band of 20 MHz x 2 in all licensed regions.
(8)Although the license formally covers all 27 regions of Ukraine, including Crimea and Sevastopol, Kyivstar has not provided mobile service in those territories since August 11, 2014 due to their being occupied by the Russian Federation.

The table below provides details pertaining to the license fees we pay to operate our mobile telecommunications business in Ukraine:

LICENSE FEES
In 2025, Kyivstar PJSC made spectrum and license payments as follows: annual fee for the use of radio frequency spectrum —UAH 1,376.1 million (US$ 33.0 million) (paid to the State Budget); EMC and monitoring—UAH 584.3 million (US$ 14.01 million) (paid to Ukrainian State Center of Radio Frequencies).

On September 11, 2024 the National Regulator (NCEC) adopted Decision No. 485 regarding the auction aiming to distribute the licenses for the use of the radio frequency spectrum in the radio frequency bands 1935-1950/2125-2140 MHz, 2355-2395 MHz and 2575-2610 MHz for cellular radio communications. By the same decision, the NCEC approved the Terms of the Auction for Obtaining Licenses, set the auction start date as November 11, 2024, and required the publication of an announcement of the auction on the official website of the NCEC. Kyivstar, VFU, and Lifecell were acknowledged by the Regulator as participants in the auction and subsequent “voice” bidding.

Based on the results of the “voice” auction held on November 19, 2024, NCEC adopted Decision No. 668 dated November 22, 2024, pursuant to which Kyivstar obtained the following business licenses on December 17, 2024:

SPECTRUM BAND	PRICE
1940-1945/2130-2135 MHz in 24 regions of Ukraine	UAH 448.5 million (US$ 10.8 million)
2355-2395 MHz in 25 regions of Ukraine	UAH 994.8 million (US$ 23.9 million)

The following table shows our and our primary mobile competitors’ respective customer numbers as of September 30, 2025:

Operator	Customers (in millions)
Kyivstar	22.5
Vodafone	15.4
Lifecell	9.8

Source: National Commission of the State Regulation of Electronic Communications, Radio Frequency Spectrum and the Provision of postal services as of March 1, 2026.

Fixed-Line Telecommunication Business in Ukraine
The table below presents a description of the fixed-line telecommunications services we offer in Ukraine:

Services
•Corporate internet access using various last mile technologies (optical and copper lines, FBB, GPON, xDSL, MW RRL, WiMax, Wi-Fi, 2/3/4G) at speeds ranging from two Мbit/s to ten Gbit/s and additional services (IP-addresses, BGP, Backup, SLA, corporate Wi-Fi, DDos protection).

•Fіxed-line telephone: IP-lines; SIP-Trunk; ISDN PRI; 0-800; Virtual PBX.
•Data Transmission (IPVPN and VPLS).
•FMC.
•FTTx/GPON services tariffs for fixed-line broadband internet access targeted at different customer segments.
Coverage
•Engaged in a project to install FTTx/GPON for fixed-line broadband services in approximately 44,129 residential buildings and 19,925 buildings with less than ten apartments in 134 cities, providing over 66,026 access points (excluding 12,498 access points located in the occupied territory from 2014).

Following legislative changes, including the changes to the Law “On Telecommunications” made in 2019 by the Ukrainian Parliament, state licensing of fixed-line telecommunications services has now been abolished. Accordingly, our fixed-line business in Ukraine no longer requires licensing in order to operate.

Many operators did not report to the National Commission for the State Regulation of Electronic Communications, Radio Frequency Spectrum and the provision of postal services (“NCEC”). Based on data from the NCEC as of September 30, 2025 there were over 1,800 internet service providers in Ukraine. Total market was 8.6 million subscribers. Kyivstar led the fixed broadband market with over almost 1.2 million customers, which corresponded to a 14% market share.

In February 2026, Kyivstar further expanded its fixed-line telecommunications capabilities with the acquisition of ISP Shtorm LLC, a regional internet service provider ("Shtorm"). Shtorm provides services under the Shtorm brand in Kirovohrad Oblast, covering the cities of Kropyvnytskyi, Oleksandriia, and 132 surrounding settlements.

It is difficult to estimate market shares and competition for fixed-line telecommunications as disruptions due to the war make it difficult to report to the NCEC. The Ukrainian fixed-line telecommunications services market is fragmented, with over 1,800 providers who report to NCEC. As of September 30, 2025, Ukrtelecom and DVL (formed as a result of the merger between Lifecell and Datagroup-Volia), we, in the aggregate, had a combined market share of 24% by number of subscribers, and were the first providers of FMC services. This has allowed us to hold 13.8% of the market share, while Ukrtelecom and DVL held 4.8% and 5.5% of the subscriber market share, respectively. According to the NCEC, as of September 30, 2025, we led the fixed broadband market with circa 1.2 million customers. The market has recently experienced consolidation, with four providers, Data Group, Volia, Vega and Freenet, having been acquired since 2021. Ukrtelecom is considered the incumbent operator with a mostly legacy network and a declining subscriber base.

Distribution
    Kyivstar’s strategy is to maintain a leadership position by using the following distribution channels as of December 31, 2025: distributors (26% of all connections); supermarkets and gas stations (22%); monobranded stores (22%); B2B (“B2B”) (12%); national and local chains (7%); active sales (4%); and online sales (7%).

Our company emphasizes high customer service quality and reliability for its corporate, large accounts while at the same time focusing on the development of its SME (“SME”) offerings. We sell to corporate customers through a direct sales force and various alternative distribution channels, such as IT servicing organizations and business center owners, and to SME customers through dealerships, direct sales, own retail and agent networks. We use a customized pricing model for large accounts, which includes service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing. We use standardized and campaign-based pricing for SME customers. Our residential marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. In addition, we have been able to benefit from cross-selling our products. As of December 31, 2025 our penetration of fixed-mobile convergence (“FMC”) in fixed broadband was 83.4%, due to a high level of migration of mobile customers to FMC.

Our Digital Business in Ukraine

Our digital services include value added and call completion services, including messaging services, content/infotainment services, data access services, location-based services, media and content delivery channels. Our digital products consist of Kyivstar TV, our digital television service, Helsi, our digital healthcare platform, ride-hailing and delivery through Uklon and MyKyivstar, our self-service application designed to help our customers manage their telecommunications services and our consumer cloud offerings. We also offer additional digital services to our B2B customers, such as cloud solutions, including consumer storage apps.

Our digital business in Ukraine encompasses the following business verticals: entertainment, super apps, healthcare, ride-hailing and enterprise services. Revenues from these verticals are included within Ukraine's digital revenues. See Note 3—Revenue of the Audited Consolidated Financial Statements.
Entertainment
Kyivstar TV provided both as a mobile OTT internet application and a fixed/IPTV broadband service, is the largest media streaming service in Ukraine by number of users as of December 31, 2025. Kyivstar TV offers access to over 430 channels offering a wide range of content, including sports, children’s channels, and news channels, as well as a video library of over 20,000 films, series, and shows, which users can organize into personalized playlists. Rising brand awareness and growing customer loyalty continue to position Kyivstar TV as the default choice for millions of households across Ukraine. We offer two subscription options: a free and a paid subscription. Our users can also choose between subscription-based video on demand (“SVoD”) and transaction-based VoD (pay per view). As of December 31, 2025, Kyivstar TV delivered 25% year-on-year growth in MAUs with nearly 2.5 million subscribers. 2025 also marked Kyivstar TV's shift into content creation with the premier of three original series which each ranked among the platform’s top ten most-watched titles. Further projects are in production for 2026. On the content distribution side, Kyivstar TV's VoD library expanded with the addition of premium international content, including Sony titles available under a subscription model. As of December 31, 2025, the Kyivstar TV had approximately 2.5 monthly active users, representing a 24.5% increase YoY.

Super Apps

My Kyivstar is our self-service application and the main interface for digital interactions with B2C (“B2C”) customers. It covers the entire Kyivstar customer lifecycle. Users can purchase SIM cards and connect Home Internet. They can manage services, tariff plans, and superpowers. The app allows users to track transactions and spending statistics. It also provides personalized telecom and partner offers, recommendations on how to optimize spending, and access to customer support. Beyond core telecom services, MyKyivstar plays a central role as the gateway to Kyivstar’s digital services ecosystem. It offers Streaming and Radio services, a Gaming platform, Taxi and Telemedicine service offers, engaging users through a loyalty program and various gamification mechanics. As of December 31, 2025, MyKyivstar had approximately 6,2 million monthly active users,representing a slight decrease of 0.4% YoY.

Healthcare
Helsi is a leading digital healthcare platform supporting the provision of healthcare services by medical institutions and doctors and improving patients’ access to healthcare, including by facilitating remote consultations and appointment-bookings and storing medical data. Through this strategic investment, we aimed to extend telemedicine to the Ukrainian population and develop our service as the leading B2B and B2C e-health provider in the country.
Helsi continued to expand its monetization model through the introduction of paid subscription products tailored to different user needs, which provides additional features such as professional interpretation of medical lab results and biomarker tracking. In addition, Helsi launched a new subscription tier, Helsi Premium, offering access to telemedicine consultations and further strengthening the platform’s overall value proposition.

Helsi Superpower was launched as a value-added add-on within Kyivstar mobile connectivity packages, extending Helsi’s advanced digital health functionality to Kyivstar subscribers and strengthening cross-ecosystem synergies rather than operating as a standalone Helsi subscription. Helsi paid models had more than 57,000 subscribers by the end of 2025.

As of December 31, 2025 Helsi had approximately 2.5 million monthly active users through the mobile app representing a 6.7% increase year on year, driven by broader service adoption, expanded functionality, and the growing relevance of digital healthcare solutions for the Ukrainian population.

Ride-Hailing
In March 2025, we announced Kyivstar’s acquisition of a 97% stake in Uklon, a leading ride-hailing and delivery platform with operations in Ukraine and Uzbekistan, which allows customers to book on-demand rides, schedule travel and send packages through a single app. The platform offers a range of services including real-time fare adjustments and safety features, such as trip-sharing, advertising services and emergency alerts. As of December 31, 2025 Uklon operates in 28 cities across Ukraine and in the capital of Uzbekistan and unites more than 115,000 driver-partners on the platform. In the year ended December 31, 2025 the company facilitated approximately 166.6 million rides and 4.7 million deliveries. This strategic acquisition marks our expansion into a new area of digital consumer services in line with our digital operator strategy.
Enterprise
We offer a comprehensive B2B hub and a big data and adtech platform. Our B2B hub offers machine-to-machine (“M2M”) and cloud solutions, real-time kinematic positioning, cybersecurity services, an M2M SIM management platform and a digital marketplace. As of December 31, 2025, we had 71,000 B2B end users of our workplace cloud service licenses. Adwisor, our adtech platform, is a marketing platform that enables our customers (who are B2B partners, marketers and advertising specialists) to analyze their target audience, find new customers and communicate with current customers. For the month ended December 31, 2025 Adwisor supported over 172 million internal and external SMS messages through our network.
Kyivstar.Tech serves as our key provider of digital services, with a strategy to unlock wider market opportunities.
Kyivstar, together with the WINWIN AI Center of Excellence under Ukraine’s Ministry of Digital Transformation, has initiated the development of Ukrainian LLM, Ukraine’s own national large language model (“LLM”) in June 2025. As a strategic partner in this project, Kyivstar will operationally lead the development of Ukrainian LLM. The national language model aims to capture the full breadth of Ukrainian dialects, terminology, history, and context while keeping sensitive national data securely stored and processed within Ukraine, an essential requirement for sectors such as government, healthcare, and financial services.

OUR KAZAKHSTAN BUSINESS
In Kazakhstan, we operate as “Beeline” Kazakhstan, the country’s largest private telecommunications operator, providing mobile, fixed and digital services to both B2C and B2B customers. Our digital brands include: IZI, which combines a connectivity offering with entertainment content; BeeTV, which offers streaming services on mobile and fixed platforms; Simply, our digital financial services platform; and Janymda, previously a self-care platform which has evolved into a lifestyle super-app. As of December 31, 2025, Beeline Kazakhstan served 11.8 million customers, of which 9.0 million were 4G users. As of the same period, our 4G network reached 92.7 % population coverage, offering the widest coverage in Kazakhstan and approximately 89% of our connectivity customers in Kazakhstan were on prepaid plans.

Our Telecommunications and Infrastructure Business in Kazakhstan
Our mobile business in Kazakhstan provides standard voice services on prepaid and postpaid plans, as well as 3G and 4G/LTE services. We focus on bundles which are designed for active mobile data users. We offer different options to our customers, from data bundles to customized and family plans, contracting with devices. Since 2022, we have focused on promoting our own digital products and developing subscription projects for our customers, as well as customers on other networks. All of our bundles are billed using a mixed payment system, with an automatic switch to a daily payment schedule if there is an insufficient balance on the customer’s account for full payment. Additionally, we periodically run promotions to encourage early and on time payments, such as offering to double the customer’s monthly allowance or allowing the rollover of unused data to the following month. As of December 31, 2025, the penetration of bundles into our active B2C base is 90%.
Our fixed-line business in Kazakhstan offers a wide range of services for B2O, B2B and B2C segments, such as high-speed internet as well as local, long distance and international voice services, among other services.
In October 2023, VEON established in Kazakhstan KazTowerCo LLP, as part of its asset-light strategy. This dedicated legal entity consolidates KaR-Tel’s infrastructure assets and expertise in telco tower management, construction and servicing. As part of ongoing activities, KaR‑Tel continued to transfer towers to KazTowerCo, ending 2025 with more than 1,758 towers recorded on KazTowerCo’s balance sheet. KazTowerCo offers third‑party tenants tower space for the placement of telecommunications equipment, as well as providing expertise in tower maintenance and servicing functions. VEON completed the sale of its 49% stake in the Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP (“TNS+”) in September 2024.
Beeline Kazakhstan partnered with Starlink Direct to Cell to make essential connectivity accessible across Kazakhstan, including in remote areas not covered by terrestrial networks. Following the commercial agreement signed in September 2025, Beeline Kazakhstan plans to first launch messaging in 2026, and then introduce data connectivity as the next phase.

Our Mobile Telecommunication Business in Kazakhstan
The table below presents the primary mobile telecommunications services we offer in Kazakhstan:

Voice
•Standard voice services
•VoLTE services
•Prepaid and postpaid airtime charges from customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad.
Internet and data access
•3G and 4G/LTE service
•Technology neutral licenses
Roaming
•Voice roaming with 460 networks in 188 countries
•4G/LTE roaming with 341 networks in 147 countries
•3G roaming with 341 networks in 157 countries
•GPRS roaming with 437 networks in 168 countries
•CAMEL roaming through 426 networks in 174 countries
•VoLTE roaming with 23 networks in 17 countries
•Roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis.
VAS
•Caller-ID; Sim in safe.
•Missed call (notify me, notify about me).
•SMS inform, toll-free helplines for B2B customers (Voice CPA).
Messaging
•SMS; display of Beeline account balance information.

The table below presents a description of business licenses relevant to our mobile business in Kazakhstan:

Licenses (as of December 31, 2025)	Expiration
Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)(1)(2)(3)	Unlimited term
(1) License received on August 24, 1998.
(2) KaR-Tel has permission to use spectrum in 800 MHz, 900 MHz, 1800 MHz and 2100 MHz for mobile services and in 2.3-2.4 GHz, 2.5-2.6 GHz, 3.3-3.5 GHz, and 5.5 GHz for wireless access to internet (“WLL”).
(3) Upfront payments in US$ are: 800 MHz (US$ 62,691,378) in 2016, 900 MHz (US$ 67,500,000) in 1998, 1800 MHz (US$ 10,958,904) for 4G in 2016, 2G (US$ 20,783,107) in 2008, and 2100 MHz (US$ 34,106,412) in 2010.
The table below provides details pertaining to the license fees we pay to operate our mobile telecommunications business in Kazakhstan:

LICENSE FEES
Under the Kazakhstan tax code, in 2025 KaR-Tel was required to pay: (i) an annual fee for the use of radio frequency spectrum amounting to KZT 8,198,023,400 (US$ 15,837,0001) (for mobile) and KZT 230,774,590 (US$ 445,803) for a WLL; and (ii) a mobile services provision payment KZT 4,528,298,422 (US$ 8,747,631).

According to the Ministry of the National Economy of the Republic of Kazakhstan, Statistics Committee and other data sources noted above, as of December 31, 2025 there were approximately 27.4 million mobile connections in Kazakhstan, representing a mobile penetration rate of approximately 134% compared to approximately 26.2 million customers and a mobile penetration rate of approximately 129% in 2024.
Beginning in 2019, the national operator, Kazakhtelecom, had consolidated two mobile operators: Kcell with the brand Activ and Tele2 with the brand Altel. In 2024, Kazakhtelecom completed the sale of Tele2 to Power International Holding from Qatar.
The following table shows our and our primary mobile competitors’ respective customers in Kazakhstan as of December 31, 2025:

Operator	Customers (in millions)
Beeline Kazakhstan	11.8
Kcell + Tele2/Altel	15.6
Source: Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee; Agency for strategic planning and reforms of the Republic of Kazakhstan; Beeline Kazakhstan data.

Our Fixed-line Business in Kazakhstan
The table below presents a description of the fixed-line telecommunications services we offer in Kazakhstan:

Services
•High-speed internet access
•Local, long distance and international voice services over Internet Protocol
•Local, intercity and international leased channels and IP VPN services
•Cloud services, BeeTV, Internet of Things (IoT)
•Integrated corporate networks (including integrated network voice, data and other services)
•FMC product, including mobile bundles, BeeTV on fixed platform, and additional SIM cards for family
•ADSL, FTTB, Wi-Fi, WiMax, VSAT, GPON, WTTX
We are also undertaking initiatives to speed up the pace of fixed internet construction, where high availability of fiber optic connections in residential and office areas will significantly improve customer experience and reduce network load. During 2025, we expanded our fixed home business by adding 340,000 households, bringing the total number of households to over 2.4 million.

The table below presents a description of business licenses relevant to our fixed-line business in Kazakhstan:

Licenses (as of December 31, 2025)	Expiration
Fixed-line services (Long-distance and International)	Unlimited
The table below presents our competitors in the fixed-line telecommunications services market in Kazakhstan:

Internet, Data Transmission and Traffic Termination Services
•Kazakhtelecom	•TransTelecom (owned by Kazakhstan Temir Zholy, the national railway company)
•KazTransCom, Jusan mobile (Kcell own a 20% share)	•Astel (a leader in the provision of satellite services)
•Alma TV
Distribution
We distribute our products in Kazakhstan through owned mono-branded stores, franchises and other distribution channels. As of December 31, 2025, we had a total of 62 stores in Kazakhstan, as well as 5,036 partner points of sale and 452 electronics stores. We are focusing on our customer base and revenue growth, which we aim to increase by expanding our transport infrastructure, developing unique products, strengthening our position in the market and enhancing our sales efforts and data services.

Our Digital Business in Kazakhstan
In 2025, Beeline Kazakhstan continued to expand its digital portfolio in line with the DO1440 strategy.

Our digital business in Kazakhstan encompasses the following business verticals: financial services. entertainment, super apps and enterprise services. Revenues from these verticals are included within Kazakhstan's digital revenues. See Note 3—Revenue of the Audited Consolidated Financial Statements.
In 2025, we also announced the signing of an agreement to acquire the Kazakh online classifieds business, OLX Kazakhstan (“OLX KZ”). Closing is subject to regulatory approvals and customary closing conditions.

Premium Digital Brands

Digital-first brand IZI is a youth-focused entertainment operator that brings together a variety of entertainment and a modern telco experience in one app. IZI provides users with a wide range of online cinema, music, games, shows and mobile services in a single app. IZI caters to tech-savvy users and driving digital adoption in Kazakhstan’s telecom market. In 2025 IZI entered the Kyrgyzstan market with its unique proposition of communications services, focus on flexibility and digital entertainment. As of December 31, 2025, had approximately 1.1 million monthly active users representing a 57.8% increase YoY, supported by competitive digital-first offers and expanded in-app content.

Financial Services

Simply is Kazakhstan’s first mobile-only neobank, designed to deliver a fully digital banking experience through an intuitive mobile application. initially launched as a product driver (i.e. e-wallet with VISA card linked to telco balance), Simply was transformed to offer a comprehensive range of financial services, including instant account opening, seamless money transfers, bill payments, and card issuance, all without the need for physical branches. It has transitioned to the Forte bank debit card platform and is now equipped with an IBAN account and in 2025, launched as a new product with MFS business enabling agent sales for payday loans by partner-banks via the mobile app. As of December 31, 2025, Simply served approximately 4.1 million monthly active users representing a 28.8% increase YoY, reflecting its rapid adoption and growing role in the country’s digital financial ecosystem. Additionally, Simply wallets serve as the foundation for the ecosystem bonuses program for Beeline Kazakhstan business lines.

Mobile commerce, Google, Apple DCB and Trusted payment also remained strong revenue streams, ensuring stable and profitable services in accordance with our strategy goals.

Entertainment

BeeTV has grown into one of Kazakhstan’s largest entertainment platforms, offering both OTT and IPTV content to meet the diverse viewing preferences of its audience. The platform provides a wide range of international movies, series, and live TV channels, while increasingly featuring Kazakh-language content to strengthen local engagement and cultural relevance. BeeTV’s user-friendly interface, multi-device accessibility, and personalized recommendations enhance the overall viewing experience, making it a preferred choice for digital entertainment in the region. As of December 31, 2025 BeeTV had approximately 1.0 million monthly monthly active users representing a 5.3% increase YoY, underscoring its strong position in Kazakhstan’s rapidly expanding digital media market.

Hitter, the music streaming app, is designed to deliver an exceptional listening experience to millions of Beeline subscribers. As of December 31, 2025 Hitter served 132,000 monthly active users.

In November 2025, Beeline Kazakhstan entered into an agreement with OLX Group to acquire 100% of the Kazakh online classifieds business OLX KZ, from the OLX Group. Founded as a classifieds platform connecting millions of buyers and sellers across goods and services, jobs, autos and real estate, OLX KZ is one of the most widely used digital platforms in Kazakhstan. The acquisition of OLX KZ is subject to regulatory approvals and customary closing conditions.
Super Apps
In 2025, Beeline introduced Janymda, a next-generation superapp (formerly My Beeline), designed as an integrated digital ecosystem offering customers a wide range of solutions within a single platform. Janymda provides access to financial services, entertainment, gaming, and other lifestyle features, alongside seamless self-care functionalities for managing Beeline Kazakhstan’s mobile bundles. Acting as a digital gateway, the app connects users to Beeline’s broader portfolio of digital applications and services, delivering convenience and personalization in one unified experience.

In June 2025, Beeline Kazakhstan announced the launch of AI Tutor which is embedded in Janymda. AI Tutor, an AI-powered learning assistant designed to support children’s and adults’ learning experience in the Kazakh language, is built on the locally developed KazLLM large language model. As of December 31, 2025 Janymda had approximately 4.6 million monthly active user, representing a 5.4% decrease YoY.

Enterprise

In June 2023, we launched Beeline subsidiary QazCode as a dedicated software company to boost development of new digital products and services. The 750-person QazCode team is among the largest software development companies in Kazakhstan and delivers expertise across software development, big data (“Big Data”) analytics, cybersecurity and artificial intelligence. QazCode builds digital products and services for both local Kazakh and international clients, including other digital operators within the VEON Group. QazCode develops digital assets and contributes to the region's growth. As part of this strategy, KazLLM, the first large-scale language model for the Kazakh language, was created. The development was carried out in partnership with the Ministry of Digital Development of the Republic of Kazakhstan, Nazarbayev University and the National Information Technologies Joint-Stock Company.

In December 2024, the model was presented to the President and the Government of Kazakhstan. KazLLM is available in open access, promoting the adoption of digital products in the Kazakh language and bridging the linguistic gap for underrepresented languages. The model is integrated within the company's digital ecosystem.

Over the course of 2025, Qazcode’s AI product portfolio expanded with the addition of four new products: AI‑Tutor in the Janymda superapp (designed to support learning of the Kazakh language and history); Aventa AI (an agentic enterprise platform); AIDA (an AI doctor assistant); and Dialogiqm, a communication platform for customer service.

Beeline Kazakhstan has begun construction of the new Hyper Cloud data center in Almaty, an advanced Tier III-certified facility designed to anchor Kazakhstan’s sovereign cloud, AI compute, and enterprise digital services ecosystem.

OUR BANGLADESH BUSINESS
    In Bangladesh, we operate through our operating company, Banglalink Digital Communications Limited (“BDCL” or “Banglalink”) with our brands “Banglalink,” “Toffee,” “MYBL” and “RYZE.” Banglalink provides mobile (on 2G, 3G (on a limited scale) 4G/LTE networks) and digital services to over 37.52 million mobile customers, out of which 49% are 4G users, as of December 31, 2025.

Our Telecommunications and Infrastructure Business in Bangladesh

Launched in February 2005, Banglalink was instrumental in making mobile telephone an affordable option for consumers in Bangladesh. Banglalink offers 4G connectivity since 2018 and has focused on 4G-based growth, through network expansion, superior customer experience on 4G and digital-focused bundle offers. In 2022, the operator started pursuing a nation-wide growth strategy in its 4G network, expanding its footprint. As of December 31, 2025, Banglalink had 15,125 4G sites servicing 96.26% of the Bangladesh population. Banglalink largely phased out its 3G services in May 2024 as part of its strategy to enhance 4G performance by reallocating the network resources.

The tower market in Bangladesh is highly regulated, with only four licensed tower operators (“Tower Companies”) operating since 2019. Mobile Network Operators (“MNOs”) are required to follow strict regulatory restrictions on building new towers and sharing existing infrastructure. As a result, MNOs are increasingly divesting their tower assets to Tower Companies.
In line with our asset-light strategy, in November 2023, Banglalink sold 2,012 sites to Summit Towers Limited (“Summit”). The agreement with Summit is for an initial period of 12 years, with seven renewals of ten years each (at Banglalink’s option). There is also a commitment for 914 new Build-to-Suit sites to be rolled out over the next ten years and to provide a right-of-first-refusal on the fiber requirements of Banglalink.

Our Mobile Telecommunication Business in Bangladesh
The telecommunications market in Bangladesh is largely comprised of prepaid customers. On January 29, 2024 Banglalink received BTRC’s approval for a new block of numbers (i.e. 01410000000 to 01410999999), adding one million numbers from the 014 prefix to its portfolio. As of December 31, 2025 approximately 93% of our customers were on prepaid plans. At the end of 2024, Banglalink secured BTRC approval to provide Fixed Wireless Access services to its customers, further enhancing connectivity offerings.

In September 2025 Banglalink was the first operator in Bangladesh to introduce Voice over Wi-Fi (“VoWiFi”) on a pilot basis, a service that allows customers to make and receive voice calls over Wi-Fi networks instead of relying solely on cellular coverage. This innovation significantly improves call quality and reliability, particularly indoors and in areas with limited mobile signal strength. By leveraging existing Wi-Fi infrastructure, VoWiFi enhances customer convenience and supports Banglalink’s strategy to deliver seamless connectivity experiences. Upon successful completion of the pilot phase, BTRC has approved Banglalink to commercially launch VoWiFi service in December 2025 under certain conditions. Currently, Banglalink is working for commercial launch of VoWiFi services.

Voice
•Voice telephone to postpaid and prepaid customers through voice packs and mixed bundles. •VoLTE services.
Internet and data access
•GPRS, EDGE, and 4G/LTE technology through data packs, mixed bundles and service bundles.
•Data services provided via pay-per-use bundles.
Roaming
•Active roaming agreements with 403 GSM networks in 159 countries.
•GPRS roaming with 346 networks in 137 countries.
•Maritime roaming and in-flight roaming.
•Roaming agreements generally state that the host operator bills BDCL for roaming services; BDCL pays these charges and subsequently bills the customer for these services on a monthly basis.
VAS
•Call forwarding, conference calling, call waiting, caller line identification presentation, voicemail, and missed call alert.
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to email) and mobile instant messaging.
In 2024, the Bangladesh Telecommunication Regulatory Commission (“BTRC”) issued a single license including the existing (2G, 3G and 4G/LTE) and future technologies (5G and beyond) as “Cellular Mobile Services Operators License” on March 11, 2024 for 15 years up until March 10, 2039.

The table below presents a description of business licenses relevant to our mobile business in Bangladesh. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Cellular Mobile Service Operators License (includes 2G, 4G/LTE 5G and beyond)	Nationwide	2039
The table below provides details pertaining to the license fees we pay to operate our mobile telecommunications business in Bangladesh:

LICENSE FEES
Under the terms of Cellular Mobile Services Operators License, Banglalink is required to pay the BTRC: (i) an annual license fee of BDT 100.0 million (US$ 0.84 million); (ii) 5.5% of Banglalink’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

Banglalink’s total license fees (annual license fees plus revenue sharing) in Bangladesh was equivalent to US$ 29.9 million, US$ 38.4 million and US$ 36.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

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

BDCL’s annual spectrum charges were equivalent to US$ 10.4 million, US$ 12.3 million and US$ 18.7 million for the years ended December 31, 2025, 2024 and 2023 respectively (Opex charges for spectrum).

The mobile telecommunications market in Bangladesh is highly competitive. The following table shows Banglalink and the competitors’ respective customer base in Bangladesh as of December 2025.

Operator	Customers in Bangladesh (in millions) (1)
Grameenphone	84.2
Robi Axiata	57.4
Banglalink	37.5
Teletalk	6.8
Source: Bangladesh Telecommunication Regulatory Commission (“BTRC”). Note, for market data BTRC uses its own definition for subscribers, For external reporting purposes Banglalink uses more stringent criteria, counting only charged users for the reporting of its active three-months subscriber base.

    According to the BTRC, the top three mobile operators, Grameenphone, Robi Axiata and Banglalink, collectively held approximately 96.4% of the total subscriber in Bangladesh which consisted of approximately 187.5 million customers as of December, 2025 compared to approximately 185.9 million customers as of December 31, 2024.
Distribution
    As of December 31, 2025 Banglalink’s sales and distribution channels in Bangladesh included 37 monobrand stores, a direct sales force of 72 corporate account managers, and 185 zonal sales managers (for mass market retail sales), 28,611 active retail SIM sellers, 295,293 top-up selling outlets and the online sales channels. We provide a top-up service through our mobile financial services partners, ATMs, recharge kiosks, international top-up services, SMS top-up and Banglalink online recharge system. Banglalink provides customer support through a contact center, which operates 24 hours a day and seven days a week. The contact center caters to several after-sales services for all customer segments with a special focus on a “self-care” app to empower customers and minimize customers’ reliance on call center agents. In order to stimulate data usage and fast track 4G smartphone penetration in the Banglalink network, we conduct strategic campaigns with leading smartphone brands from time to time. In addition, Banglalink drives the fastest 4G experience from top smartphone retail stores.

Our Digital Business in Bangladesh
In 2025, Banglalink expanding its digital footprint by building on strong user growth and increasing adoption of its digital platforms. The company strengthened its position as a leading digital operator in Bangladesh through innovative offerings such as Toffee, the MyBL super-app, the RYZE digital lifestyle package, and its partner-led enterprise technologies. At the same time, Banglalink continued advancing its capabilities in ad‑tech and digital financial services, supported by regulatory progress and growing customer engagement across its platforms.
Our digital business in Bangladesh encompasses the following business verticals: entertainment, enterprise services and financial services. Revenues from these verticals are included within Bangladesh's digital revenues. See Note 3—Revenue of the Audited Consolidated Financial Statements.
Entertainment
In 2019, Banglalink launched Toffee, an infotainment platform available as a web- and OTT-based service to users of all operators in Bangladesh. Toffee secured the exclusive digital streaming rights of all ICC events including the Cricket World Cup and Champions Trophy for two years (2024-2025). In January 2025, the BTRC issued a No Objection Certificate (“NOC”) which grants permission to the Toffee platform for OTT, VOD and streaming services, subject to certain terms and conditions. In 2025 Toffee continued to be the leading entertainment application and OTT platform in Bangladesh, offering audio and video streaming services across all mobile operators. The NOC is valid for one year and is renewable. In December 2025, Toffee had approximately 6.4 million monthly active users, representing a 2.3% decrease YoY.
In 2024, Banglalink transformed its self-care application MyBanglalink into the MyBL super-app, providing services in healthcare, education/e-learning, entertainment, gaming, video and music streaming, audio books, devotional and lifestyle features among others. As of December 31, 2025 MyBL had approximately 8.1 million monthly active users representing a 4.3% increase YoY. 67.9% of MyBL’s monthly active users currently using at least one digital feature in addition to its self-care features, demonstrating the appeal of the application as a super-app.
Premium Digital Brands
In November 2024, Banglalink launched RYZE, the first-ever digital lifestyle prepaid package in Bangladesh, designed to cater to tech-savvy customers. RYZE integrates AI-powered features within its mobile app, offering personalized recommendations and digital lifestyle tools. The app includes a premium trial that unlocks advanced AI tools and exclusive lifestyle features, aimed at boosting digital SIM adoption and enhancing customer engagement.
As of December 31, 2025 RYZE served approximately 330,000 monthly active users representing a 48.0% increase YoY which relfects its growing role in Banglalink’s strategy to drive digital adoption and expand value-added services.
Enterprise
Banglalink’s partner led solution, BCloud platform is a comprehensive digital infrastructure solution designed to support enterprise and government clients in Bangladesh with secure, scalable, and cost-efficient cloud services. Leveraging advanced virtualization and data management technologies, BCloud enables businesses to host applications, store data, and deploy IT resources on-demand, reducing reliance on physical infrastructure. The platform offers Infrastructure-as-a-Service and related solutions, ensuring high availability, robust security, and compliance with local regulatory requirements. Similarly, Banglalink has several other partner-led business solutions, including ERP solutions, AI-based solutions, IoT and Industrial IoT offerings, and vehicle and asset tracking solution management.
Banglalink also has ad-tech capabilities deployed on Banglalink digital channels and digital services, such as Toffee, and are being offered as B2B digital products to business clients.
Financial Services

Bangladesh Bank has granted a No Objection Certificate (“NOC”) to NEO PSP Ltd. to operate a payment service business. NEO PSP Ltd. is a subsidiary of Banglalink. The NOC is subject to completion of full platform readiness, including technical and security compliance, by June 9, 2026.
OUR UZBEKISTAN BUSINESS
    In Uzbekistan, we operate through our operating company, “Unitel” LLC, and our brands, Beeline and digital-first operator OQ. We also provide digital marketing and advertising services through our separate entity “Veon AdTech” LLC, while fintech services are provided through our subsidiary “Beelab” JSC and our brand Beepul. In 2024 we also carved out Unitel’s towers into a separate entity, National Tower Infrastructure LLC, which now manages our tower assets, providing services to “Unitel” LLC and other operators in Uzbekistan. Beeline Uzbekistan provides mobile (on 2G, 3G, and 4G/LTE networks), digital, and fixed-line services to over 7.7 million mobile customers, out of which 77% are 4G users, and 9.3 million digital customers as of December 31, 2025.

Our Telecommunications and Infrastructure Business in Uzbekistan
Expanding high-quality mobile internet experience across the country with our 4G/LTE services is central to our strategy. Aiming to provide superior digital experiences along with high-quality mobile internet, Beeline also offers to its customers a digital portfolio of mobile financial services, web and OTT-based content applications, as well as B2B services, including big data analytics and advertising technologies. In 2024, Beeline introduced Oila tariff line as a comprehensive plan for family usage. This plan integrates core mobile, fintech, and entertainment services, enabling efficient management of connectivity for groups ranging from two to seven individuals via a single account.
Beeline provides mobile telecommunications services through both postpaid and prepaid plans. As of December 31, 2025, approximately 86% of our users in Uzbekistan were utilizing prepaid plans. In Uzbekistan, our offerings include a diverse portfolio of tariffs and products specifically designed for data users who engage with our mobile applications. These include a variety of prepaid options centered around digital services and postpaid solutions tailored to meet the diverse connectivity requirements of different customer segments.
We also offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic network.
In alignment with our asset-light strategy, in 2024, we successfully completed the separation of our tower assets from Unitel LLC into a separate entity, National Tower Infrastructure LLC (“TowerCo”). Following this strategic move, Unitel transferred approximately 3,900 of its existing towers, and those under construction, along with a significant portion of lease agreements for tower plots to TowerCo. Since its establishment, TowerCo has constructed an additional 1100 new towers. TowerCo offers equipment deployment and power supply services for Unitel and is extending these services to other mobile network operators in Uzbekistan.

Our Mobile Telecommunications and Infrastructure Business in Uzbekistan
The table below presents the primary mobile telecommunications services we offer in Uzbekistan:

Voice
•Airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic (via 2G GSM, VoLTE and VoWiFi) and roaming fees for airtime charges when customers travel abroad.

•GSM service is provided in 2G, 3G and 4G networks; call duration for one session is limited to 60 minutes.
Internet and data access
•GPRS/EDGE/3G/4G/LTE networks.
Roaming
•Active roaming agreements with 486 GSM networks in 185 countries.
•GPRS roaming with 441 networks in 165 countries.
•CAMEL roaming through 387 networks in 165 countries.
•VoLTE roaming through 14 networks in 11 countries.
•VoLTE roaming through 43 networks in 29 countries.
•Roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis.
VAS
•Call forwarding; conference calling; call blocking; SMS-inform and call waiting.
•A two-step verification process for VAS (“VAS”) subscriptions with VAS services managed in our own Subscription Management Center.
Messaging
•SMS
The table below presents a description of business licenses relevant to our mobile business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration:

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

LICENSE FEES
In 2025, Unitel LLC made payments for spectrum and licenses with the following split: the annual fee for use of radio frequency spectrum in the total amount of US$ 6.66 million and licenses fees in the total amount of US$ 4.16 million paid to the state budget.

The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2025 based on available GSMA Intelligence market data and counting methodologies:

Operator	Customers (in millions)
LLC “Unitel”	7.6
Ucell	11.6
UzMobile (Uzbektelecom)	11
Mobiuz	3.7
Perfectum	0.1

Source: GSMA Intelligence (accessed January 7, 2026) . Regulatory disclosures are not available in Uzbekistan, and sources may cite different numbers, due to approaches for calculation and definitions.

According to GSMA, as of December 31, 2025 there were approximately 34.0 million mobile connections in Uzbekistan, representing a mobile penetration rate of approximately 93.5% compared to approximately 33.9 million connections and a mobile penetration rate of approximately 94.5% as of December 31, 2024.
In 2025, the VoWiFi was launched to ensure uninterrupted communication enabling our customers to stay connected in areas where the cellular coverage is weak or unavailable.
Our Fixed-line Telecommunications Business in Uzbekistan
The table below presents a description of the fixed-line telecommunications services we offer in Uzbekistan.

Services
•Fixed-line services, such as network access.
•Internet and hardware and software solutions, including configuration and maintenance.
•High-speed internet access (including fiber optic lines and fixed wireless access).
•Dedicated lines of data transmission.
•Fixed and mobile data convergence.
Coverage
•Provided services nationwide.
The table below presents a description of business licenses relevant to our fixed-line business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration:

Services	License	Expiration
Fixed-line, long-distance and international	Nationwide	Unlimited
Data	Nationwide	Unlimited

There is a high level of competition in the capital city of Tashkent, but the fixed-line internet market in most of the other regions remains undeveloped. The table below presents our competitors in the fixed-line services market in Uzbekistan:

Fixed-line Services
•Uztelecom	•Sharq Telecom
•East Telecom	•TPS
•Sarkor Telecom	•EVO
•Others

Distribution

As of December 31, 2025 our sales channels in Uzbekistan include 81 owned offices, 658 exclusive stores and 2,337 multi-brand stores.
One of our priorities in Uzbekistan is the development of information and communications technology, which supports economic development in Uzbekistan. Our strategy includes maintaining our current market position by retaining our large corporate client customer base.

Our Digital Business in Uzbekistan
Beeline Uzbekistan provides a comprehensive range of digital services compatible with both iOS and Android platforms, including the Hambi, OQ, Kinom, Riitm, and BeePul applications, among others. In addition, Beeline Uzbekistan offers a suite of digital enterprise services across the adtech and commercial data‑center sectors.

Our digital business in Uzbekistan encompasses the following business verticals: financial services, entertainment, super apps, healthcare, premium brands, ride-hailing and enterprise services. Revenues from these verticals are included within Uzbekistan's Digital Revenues. See Note 3—Revenue of our Audited Consolidated Financial Statements attached hereto.
Financial Services
In 2024, Beeline Uzbekistan enhanced its super-app by integrating Beepul, a comprehensive financial services solution, to deliver a seamless and secure payment experience for millions of users. Through Beepul, customers can now conveniently pay for utilities, mobile services, internet, and television, as well as perform non-cash transactions and peer-to-peer transfers directly within the application. The platform continues to process over US$ 160 million in monthly turnover and 6.8 million in monthly transactions, and ranks among Uzbekistan’s top five fintech applications. Furthermore, in 2025 Beepul entered into a partnership and memorandum of understanding with ANORBANK, one of the country’s leading digital banks, to enable new embedded-finance use cases and accelerating user growth. As of December 31, 2025, Beepul had approximately 1.8 million monthly active users representing 24.4% decrease YoY.
Beepul has also deployed several strategic initiatives across its B2C and B2B segments, platform enhancements and operational improvements. Key developments included the launch of new B2C products such as Buy‑Now‑Pay‑Later contactless payments through Uzcard and Humo, and access to international Visa and Mastercard cards. In the B2B side, the Company expanded merchant coverage on its agency platform, while the successful launch of the Cash-to-Card (“Cash-to-Card”) service was in June 2025. This growth was further supported by significant upgrades to our AML and anti-fraud platforms and increased automation of internal processes.

Entertainment
In 2024, Beeline Uzbekistan launched the digital entertainment platform KINOM. With a content offering of more than 100 channels of linear TV, as well as on-demand films and TV series, KINOM is accessible for all mobile users in the country on Apple and Android smartphones, Smart TVs and computers. The platform focuses on local language content offering a wide range of titles in Uzbek for a greater consumer experience for the local audience. KINOM differentiates itself through advanced features, such as an AI-powered semantic search and personalized user profiles. As at December 31, 2025 KINOM had approximately 1.2 million monthly active users, representing a 211.5% increase YoY.

In 2025, the Company launched riitm, a music streaming platform, featuring curated and mood-based playlists. The service was integrated into the Hambi super-app in October 2025 and further expanded to Radio and CarPlay. As at December 31, 2025 riitm had approximately 300,000 monthly active users.

Super Apps
In 2024, Beeline Uzbekistan launched Hambi, an AI-powered super-app that replaced the previous Beeline app, marking a significant step in the company’s digital transformation strategy. Hambi offers a comprehensive suite of telecom and non-telecom services, including telemedicine, insurance, mobile financial services, TV streaming, and an integrated marketplace. For Beeline Uzbekistan customers, the app also provides convenient self-service features such as tariff management, data usage tracking, and roaming options. Designed to deliver a seamless and personalized user experience, Hambi has quickly become a central hub for digital lifestyle services in Uzbekistan. Furthermore, it has activated native advertising inventory within the Hambi app—including in-app banners, promoted listings, and premium placements in partnership with VEON's AdTech platform. As of December 31, 2025, Hambi had approximately 3.8 million monthly active, representing a 25.7% decrease YoY.

BeeMarket, an electronics and home appliance marketplace, has been operational since 2024. The platform currently features an omnichannel presence, combining online access through its dedicated website and integration within the Hambi and OQ super-apps, with a physical retail network of over 67 Beeline branded stores. Its commercial offerings were expanded with the addition of new models, including a “phone by subscriptions” services tied to Oila family tariffs.

Health

Hambi Davo provides a comprehensive suite of digital health services, including telemedicine, medical check‑ups, an AI health consultant, a tool for searching and comparing medicines, an AI‑powered food‑tracking feature, air‑quality monitoring, and a function for requesting medical assistance. The platform has reached almost 240,000 monthly active users as of December 31, 2025.

Premium Digital Brands
Launched in 2023, OQ has evolved into a dynamic digital platform that now includes mobile financial services alongside an extensive selection of media and gaming content. These enhancements have strengthened OQ’s position as a leading lifestyle app, driving engagement across social networks and app marketplaces. By integrating entertainment and financial solutions, OQ offers users a seamless and enriched experience, reinforcing its role in VEON’s digital ecosystem. As of December 31, 2025, OQ had approximately 1.3 million monthly active users representing a 118.0% increase YoY which reflects its growing popularity and strategic importance in the Uzbek market.
Ride-Hailing
Uklon is scaling its operations and footprint in Uzbekistan, focusing on expansion across its user base and partner network.

In July 2025 Beeline Uzbekistan entered into a strategic partnership with Uklon to drive ecosystem collaboration. This partnership leverages the audience reach through technical integrations, including a deep-link feature within the Hambi and OQ apps to facilitate user acquisition for Uklon. Furthermore, Beeline Uzbekistan provides dedicated telecommunications support, including customized tariffs for Uklon's driver-partners in Uzbekistan.

Enterprise
In 2025, Veon AdTech, owned and operated by VEON HQ, commenced active operations in the advertising market, intensifying collaboration with direct advertisers as a full-fledged digital data-driven advertising agency, operating on four markets: Uzbekistan; Kazakhstan; Bangladesh; and Pakistan. The company offers a complete range of services, from billing in advertising platforms (Meta, Google, Telegram, TikTok, BYYD, Eskimi, etc.), boosting marketing campaigns by hyper personalized Target SMS campaigns, to comprehensive 360-degree data-driven digital media strategies. In addition, the company sells in-app ads within Veon ecosystem, that includes 16 major apps and websites across four markets. Over 11% of advertising revenue comes from automated network ads sales within own developed Veon Adtech’s programmatic platform. 2025 became a year for development of a full-scale media analytics system “Prism”, built for accurately measuring real digital media consumption, media reach and impact, expanding media planning capabilities for Uzbekistan and Kazakhstan markets.
Regulatory
    For a description of certain laws and government regulations to which our main telecommunications businesses are subject, see Exhibit 99.2—Regulation of Telecommunications.
    For a discussion of the sanctions’ regimes we are subject to, including the risks related to such exposure, see Item 3.D—Risk Factors—Regulatory, Compliance and Legal Risks.

Seasonality
While consumption of our connectivity services may be higher in certain months compared to others, due to the geographical diversity of our markets and our robust product portfolio, we generally do not experience significant revenue fluctuations at the Group-level solely due to seasonal factors.

We do see some minor revenue variations in our operations in specific countries, such as Pakistan and Bangladesh, due to annual events such as Ramadan and the Islamic religious festivals as well as certain sporting events, for example major cricket tournaments. However, given the myriad of factors that may impact our business performance and results of operations, including the war in Ukraine, weather and extreme climate events (e.g., the cyclone in Bangladesh and floods in Pakistan), repricing actions, large-scale network rollouts, the timing and scope of acquisitions and divestments and general economic and political factors (e.g. the political unrest in Bangladesh and Pakistan), it is difficult to isolate specific seasonality impacts on Group business performance and results of operations with any precision.

Information Technology, Artificial Intelligence and Cybersecurity
As a modernized and global telecommunications and digital business, we are focused on the development, improvement and maintenance of our information technology and cybersecurity systems as well as on the development and execution of our cybersecurity policy. Throughout the year, we carried out regular upgrades and enhancements to our core operational systems across all our operating companies to ensure continued alignment with evolving business needs and technological standards. In addition to continuously updating and enhancing our existing systems with new functionalities and security-driven improvements, we also actively evaluate, pilot and implement emerging technologies and innovative solutions aimed at strengthening our cybersecurity posture and expanding our operational capabilities. Where deemed appropriate, such solutions are integrated into our technology inventory to ensure sustained resilience, adaptability and proactive risk management across the Group. For a description of our cybersecurity governance procedures, policies and strategies, as well as a discussion of our cybersecurity incidents, if any, see Item 16.K - Cybersecurity.

Artificial Intelligence Use, Governance, Risk and Oversight
AI, including machine learning, large language models and generative AI technologies is increasingly integrated into selected aspects of our operations to enhance customer experience, improve operational efficiency, strengthen network performance, support financial and risk oversight and enable data-driven decision-making. Our strategic approach to AI is grounded in the concept of “augmented intelligence.” We view AI as a capability designed to enhance human judgment, strengthen operational resilience and improve analytical depth rather than replace managerial accountability or professional expertise. Accordingly, AI systems are implemented to support decision-making processes, surface insights, identify risk indicators and increase processing efficiency while final responsibility for material decisions remains with designated management, control and governance functions.

By combining AI-driven analytics with structured human oversight, we aim to improve the consistency, timeliness and risk sensitivity of our operations. In this context, augmented intelligence contributes not only to productivity gains but also to strengthening our overall risk management framework including earlier detection of anomalies, improved monitoring capabilities and enhanced internal control effectiveness.

Use of Artificial Intelligence

We deploy AI systems across multiple operating companies and business functions. These solutions include internally developed models, co-developed platforms with technology partners and selected third-party AI systems. In addition to leveraging external AI technologies, we have initiated the development of proprietary large language models tailored to specific linguistic and market contexts. For example, in Kazakhstan, we have developed a large language model optimized for the Kazakh language to support localized digital services, enterprise use cases and customer interaction scenarios. These initiatives are intended to improve linguistic accuracy, contextual relevance and alignment with local regulatory and data governance requirements. Throughout 2026 and beyond, we will continue to invest in large language models and small language models in underserved markets and local languages.

Representative AI use cases across our operating companies include:
•Customer Experience and Call Center Augmentation: Kyivstar and other OpCos utilize AI-powered call center augmentation tools, including advanced analytics on call transcripts to enhance quality assurance, agent performance insights, sentiment analysis and service optimization.

•Agentic AI and Workflow Automation: QazCode’s Aventa platform and selected implementations within Beeline incorporate agentic AI architectures designed to automate defined workflows and provide structured decision-support under controlled governance parameters.
•AI-Based Network Optimization: Beeline Uzbekistan has implemented AI-driven network optimization capabilities, including closed-loop automation tools that analyze network performance data and automatically deploy predefined configuration adjustments within established thresholds. These tools are designed to enhance network efficiency while operating within controlled technical safeguards.
•Hyper-Personalization and Digital Content Transformation: Banglalink utilizes AI-driven hyper-personalization engines to tailor customer offers and engagement strategies. Additionally, Banglalink’s Toffee platform includes AI-enabled content transformation capabilities that convert text-based news, in collaboration with local news agencies, into AI-generated video formats to enhance digital user experience. Banglalink has also implemented an AI-enabled customer care capability within its self-care application to diagnose customer issues and propose automated resolutions based on predefined logic frameworks. Jazz deploys AI-powered chatbot and digital assistant solutions, including Tamasha Bot, to enhance automated customer interaction.
•AI-Based Financial Risk and Audit Analytics: We utilize AI-driven anomaly detection and transaction analytics tools, including solutions developed in collaboration with third-party providers such as MindBridge to support all three lines of defense and financial risk review processes. These tools analyze large datasets to identify unusual patterns, outliers or potential risk indicators for further professional review. Such systems augment, but do not replace, management oversight and auditor judgment within our internal control framework.

Across material implementations, AI systems operate within defined governance boundaries and are subject to human oversight. Our approach emphasizes augmented intelligence whereby AI enhances operational capabilities, risk detection and productivity while accountability for material decisions remains with designated management and control functions.

Governance and Oversight

Oversight of AI-related initiatives is embedded within our enterprise risk management, information security, data governance and compliance frameworks. AI-related risks and initiatives are supervised through a cross-functional governance structure involving senior leadership from technology, cybersecurity, legal, compliance, data governance, internal audit and risk management functions. We monitor evolving AI-related regulatory requirements across the jurisdictions in which we operate and adjust our governance practices as necessary to maintain compliance with applicable laws and standards.

Responsible AI Principles

Our deployment of AI technologies is guided by responsible use principles, including:
•Human oversight and accountability
•Fairness and mitigation of unintended bias
•Transparency and explainability, where technically and operationally feasible
•Data privacy and protection by design
•Security-by-design principles in system architecture

We recognize that AI systems generate probabilistic outputs and may be subject to model limitations. Accordingly, we implement controls to mitigate the risk of inappropriate reliance on automated outputs.

Controls, Monitoring and Testing Standards

To mitigate AI-related risks, we apply risk-based technical, procedural, and organizational controls, including:
•Pre-deployment risk assessments and approval processes for material AI use cases
•Ongoing monitoring of model performance, periodic validation, and retraining where appropriate
•Cybersecurity testing, vulnerability management, and secure development standards aligned with our information security framework
•Vendor due diligence and contractual safeguards for third-party AI providers
•Data governance controls addressing data quality, access management and privacy compliance
•Defined escalation pathways for incident reporting, including cybersecurity, data protection or financial control-related events.

We continue to enhance our AI governance and control framework in response to technological advancements, operational learnings, and regulatory developments.

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

We have registered and applied to register certain trademarks and service marks in connection with our telecommunications and digital businesses in accordance with the laws of our operating companies. Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights and know-how are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform, our internet platforms and non-connectivity service offerings, and for the language and designs we use in marketing and advertising our communication services. We are in the process of registering, maintaining and defending the registration of the VEON name and logo as trademarks in the jurisdictions in which we operate and other key territories. As of March 1, 2026 we have achieved registration of the VEON name of VEON Amsterdam B.V. in 18 of the 21 jurisdictions sought (although only certain classes were sought in the European Union and the United Kingdom), with Saudi Arabia, Qatar and Bangladesh pending for all classes, except for class 41, for which we received provisional refusal, and we filed a response against the refusal on February 1, 2024. New filings for UAE were registered on January 28, 2025. New filings for the UAE were filed on November 19, 2024 and are still pending. We have similar efforts to register, or maintain our registration of, our other key trademarks and trade names, logos and designs. The timeline and process required to obtain trademark registration can vary widely between jurisdictions. For a discussion of the risks associated with new technology, see Item 3.D.—Risk Factors—Operational Risks—The loss of important intellectual property rights as well as third-party claims that we have infringed on their intellectual property rights could significantly harm our business.

Sustainability
    The Group CFO oversees the corporate sustainability (or environmental, social and governance ,“ESG”) program and confers with our management in connection with executing its duties. The Company’s approach with respect to corporate sustainability is defined and reviewed periodically by the “ESG Steering Committee” comprising of the Group CFO (chair), the Group General Counsel and all relevant Group-level directors as members.
Our sustainability approach is grounded in our mission to deliver connectivity, access to information, and essential digital services to the communities we serve. We regard communication as a basic human need, whether it involves connecting with friends and family, obtaining critical assistance, or accessing information. This understanding underscores the importance of the social dimension within our ESG framework.

In 2025, we strengthened our ESG program by initiating the development of a group‑wide ESG policy that will guide action on priority areas, including environment, digital inclusion, cybersecurity and data protection, diversity, equity and inclusion, and responsible business practices. Our strategic focus continues to evolve to address the material topics identified through our double materiality assessment and to align our efforts with stakeholder expectations and global practices.

Through our strategic priorities, we are scaling digital solutions, enabled by locally trained AI capabilities and resilient infrastructure, to support inclusion, opportunity, and growth. VEON has expanded its digital verticals and continues to invest in locally relevant solutions that improve access to health services, support financial inclusion, and enable enterprise digital transformation. These efforts include the continued scaling of digital health platforms, the development of sovereign cloud and data infrastructure initiatives, and the strengthening of marketplace and mobility services, contributing to greater local economic participation and resilience across our markets. We continue to advance AI innovation under the AI1440 strategy. By developing locally relevant large language models and embedding AI features across our digital products and services, we aim to deliver social benefits such as safer financial transactions, more accessible and culturally appropriate digital content, enhanced customer support, and strengthened cybersecurity. These initiatives support inclusive access to digital services and contribute to improved daily life for customers and communities in our markets.

Alongside these social initiatives, we maintain strong corporate governance practices, promoting ethical business conduct and responsible corporate governance to deliver operational excellence. VEON remains committed to creating both social and business value through impactful investments that enable new services, partnerships, and forums, empowering people across our markets.

As in previous years, our 2025 Integrated Annual Report is guided by the principles of stakeholder engagement and materiality of the Global Reporting Initiative (“GRI”), utilizes ESG metrics for the Mobile Industry recommended by GSMA, and is aligned with the UN’s 17 Sustainable Development goals. As part of our reporting cycle, we assess the effectiveness of our sustainability strategy and revise it when needed.

Our approach to the identification, management and evaluation of sustainability is guided by three main principles:

•Stakeholders: By engaging with our stakeholders, we understand their concerns and expectations, and consider their opinions in our decision-making.
•Materiality: In 2024, we conducted our first double materiality assessment, in line with GRI and the EU CSRD sustainability reporting directive, to identify the ESG topics most significant to our business and stakeholders. This process was informed by engagement with internal teams and external stakeholder representatives. The material topics identified through this assessment continue to guide our strategic priorities and actions in 2025, ensuring we focus on areas that create long-term value and strengthen our resilience. The Board and senior management are kept informed of key ESG developments as needed, and the Board received updates at least quarterly through the Audit and Risk Committee and Progress against these priorities is reviewed regularly to ensure continued alignment with our sustainability objectives.
•Accountability: We are accountable to our stakeholders through our Integrated Annual Report. We also share periodic updates with internal stakeholders, including members of management, to inform them about key sustainability-related developments and our sustainability performance.

We continue to implement network energy-efficiency measures across our operations, including upgrading to more efficient, hybrid and renewable-powered equipment. Where feasible, we increase the number of outdoor base transceiver stations to reduce cooling-related energy use and share tower capacity to optimize energy consumption. These initiatives aim to improve operational efficiency and support sustainable resource management. We keep abreast of local environmental legislation and strive to reduce the environmental impact of our operations through responsible use of natural resources and by reducing waste and emissions.

Diversity and Inclusion

Within ESG, a particular focus for the Company, as a major employer, is promoting an equal opportunity environment within our operations. Diversity is a key driver of innovation and performance in our workforce. It is our belief that greater diversity, enhanced equity and increased inclusion lead to improved innovation, creativity, productivity, engagement and business results, building a reputation that will lead to better decision-making, faster problem solving and increased profits.

In 2023, our equal opportunity strategy at VEON is not solely focused on internal employees or the workplace. VEON takes a 360-degree view, considering all relevant parties. Our vision is “Creating an inclusive world for all–inside and beyond VEON”. At the heart of this vision are four strategic pillars: People; Products; Partners; and Communities. These four pillars adopt a holistic, outward-looking lens. Through People, we foster an accessible, pluralistic, workplace with policies and programs that empower every individual. Products reflect our commitment to designing digital and financial solutions that serve a wide variety of needs. Partners enable us to collaborate with organizations and advocacy groups to embed inclusion across the VEON Group’s ecosystems. Communities represent our pledge to drive social impact through education, health, and empowerment initiatives in our markets.

In 2024, VEON strengthened its equal opportunity journey through impactful programs across its operating companies. Jazz in Pakistan took bold steps to embrace neurodiversity and disability integration. The launch of the Persons with Determination Internship Program provided meaningful work experiences for individuals with disabilities, while sign language workshops and sensitization sessions fostered empathy and understanding among employees.

Banglalink in Bangladesh continued to champion gender heterogeneity in STEM through its pioneering Womentor program. This initiative paired female university students with experienced mentors, offering hands-on workshops and leadership development opportunities. With over 400 applications and 35 mentees selected in 2024, the sixth edition of the program started in 2025 and the 6.0 batch of Womentor colleagues graduated in July 2025. Womentor has become a beacon of progress, inspiring the next generation of female leaders and reinforcing Banglalink’s commitment to breaking barriers in technology and engineering.

In Uzbekistan, Beeline launched its Women in STEMS Reskilling program in early 2024. The program provides women with opportunities to acquire new skills and pursue careers in STEM. Alongside this, the long-standing BeeGeneration internship program continued to create pathways for young professionals, ensuring generational continuity and a sustainable talent pipeline when it launched in 18th season in 2025.

Kyivstar in Ukraine showcased the power of equal access to opportunities through its “Without Hesitation” program, launched in 2024. The initiative creates pathways for individuals of all ages to enter the workforce, targeting those with limited professional experience, ranging from 15 to 78 years old, through mentorship, practical training, and fixed-term employment, effectively removing age barriers. The program’s impact was further strengthened by specialized cohorts focused on technical roles, addressing critical labor market challenges while promoting diversity and equal opportunity. In April 2025, Kyivstar announced the recruitment for the third season of the program, entering its third consecutive year. Each season spans one year, and participants receive mentorship, hands-on experience across technology, legal, B2B/B2C, Big Data, cybersecurity, HR, and more, with the potential for permanent employment upon completion.

Beeline Kazakhstan focused on empowering regional youth through educational bootcamps and IT workshops. These programs provide students with practical skills and exposure to the digital economy, bridging gaps in access and opportunity. By reaching over 400 participants, Beeline Kazakhstan reinforced its commitment to leveling the playing field for future generations.

Health and wellbeing is also a central part of our agenda across all operating companies. The Pink October and Movember campaigns raised awareness about breast cancer and men’s health through screenings, webinars, and collaborative events. These efforts reflect VEON’s holistic approach to supporting our community, extending care and support beyond the workplace.

In line with our commitment to ensure a safe workplace and support the wellbeing of employees, VEON launched the Workplace Support for Domestic Violence Victims Policy through the campaign vehicle, ‘16 Days of Activism Against Gender-Based violence’ in December 2024. This policy provides comprehensive support for employees experiencing domestic violence, regardless of gender, ensuring access to resources needed to recover and thrive. Building on this foundation, in June 2025 VEON introduced the Domestic Abuse Awareness E-Learning module across all VEON operating companies. This course equips employees with essential knowledge to identify different types of abuse, understand the impact and present indicators, and develop confidence in supporting victims and survivors. The training also highlighted remedies available within the group, reinforcing VEON’s duty of care and commitment to creating a safe, empowering environment

By actively championing equal opportunity at VEON, the Group is dedicated to fulfilling our social responsibility and helping to create a fair society. This commitment goes beyond benefits to Group employees and customers; it also enhances our reputation and attracts customers, investors, and partnerships that align with company values. VEON is committed to fostering a sustainable society and community by providing accessible and affordable internet, mobile, and financial services to everyone in the most all-encompassing way possible.

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
The following information is disclosed pursuant to Section 13(r) of the Exchange Act. The gross revenue and aggregate revenue amounts expressed in this section are in absolute figures (i.e. are not shorthand for an amount in millions). The transaction sizes are generally very small.
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
    Our non-U.S. subsidiaries have roaming agreements with the following GSM mobile network operators in Iran, which may be owned, controlled or otherwise affiliated with the Government of Iran: MTN Irancell; RighTel and Mobile Telecommunications Company of Iran. During 2025, our gross revenue received from roaming arrangements with MTN Irancell, RighTel and Mobile Telecommunications Company of Iran was approximately US$ 196.23, US$ 1,019.06 and US$ 1,846.68, respectively. We recorded approximate net results from roaming arrangements with MTN Irancell, RighTel and Mobile Telecommunications Company of Iran of -US$ 66,50, +US$ 799.14, and +US$ 1,335.38, respectively. Our Ukrainian subsidiary has roaming and interconnect arrangements with several Iranian operators (Mobile Company of Iran, MTN Irancell Telecommunication Services Co, and RighTel), however, no financial transactions are carried out under these agreements, only invoice exchanges for accounting and record-keeping purposes. The volume of traffic exchanged was negligible. The corresponding gross revenue for 2025 amounted to US$ 0.83 (MTN Irancell Telecommunication Services Co).
    Our non-U.S. subsidiaries have the following agreements with Iranian embassies. During 2013, our Pakistan subsidiary, Jazz, began providing mobile telecommunications services to the Embassy of Iran in Islamabad. The approximate gross revenue for these services in 2024 was US$3,976. During 2004, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The approximate gross revenue for these services in 2024 was US$ 454.96 and not more than approximately US$ 500 in 2025 before the completion of the sale of the Kyrgyzstan subsidiary on August 12, 2025.

In 2024, in connection with enhanced sanctions screening procedures that we implemented, we found that one of our non-U.S. subsidiaries has been providing telecommunications services to a subsidiary of an Iranian bank in Uzbekistan prior to our acquisition of that entity in 2006. The gross revenue for these services in 2023, 2024, and 2025 was approximately US$ 607, US$ 388, and US$ 389, respectively.

During 2007, our Bangladesh subsidiary, Banglalink, began providing telecommunications services to the Embassy of Iran in Dhaka. The approximate gross revenue for these services in 2024 was US$ 1.90. As of 2025, the Embassy held a total of 36 subscriptions, of which one remained active and 35 had been terminated. The total gross revenue generated from these services in 2025 amounted to gross US$ 1.37 (net US$ 0.98), all of which was generated in October 2025.
C. Organizational Structure
See — Business Overview.
D. Property, Plants and Equipment
Buildings
    On December 19, 2024, we announced the completion of the move of our Group headquarters from Amsterdam to the DIFC. At the time we had leased office space consisting of 437 square meters with 26 workspaces. In 2025, we expanded our DIFC lease to cover an additional 283 square meters of office space with approximately 30 additional workspaces. We continue to occupy 1,003 square meters in Amsterdam, following the termination of the lease for the additional 5,286 square meters of office space that we had subleased until March 2025. Our operating companies and subsidiaries each own and lease property used for a variety of functions, including administrative offices, technical centers, data centers, call centers, warehouses, operating facilities, sales offices, main switches for our networks and IT centers. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.
Telecommunications Equipment and Operation
Our tangible fixed assets are primarily comprised of our telecommunications network infrastructures.

    Our mobile networks, which use mainly Ericsson, Huawei, ZTE and Nokia equipment, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches, connected by fixed microwave transmission links, fiber optic cable links and leased lines. Our infrastructure in Pakistan, Ukraine, Uzbekistan and Kazakhstan includes transport networks carrying voice, data and internet traffic using fiber optics and microwave links transport networks based on our optical cable network, utilizing DWDM (“DWDM”), SDH (“SDH”) and IP/MPLS equipment (with all DWDM and SDH optical networks being fully ring-protected, except in secondary towns).

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
For more information about environmental issues that may affect our utilization of property, plants and equipments see “Our network infrastructure, equipment and systems are subject to disruption and failure for various reasons.” For more information on our property, plants and equipment, see Note 14—Property and Equipment to our Audited Consolidated Financial Statements.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition and results of operations for 2024 compared to 2023, refer to this Item 5—Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 25, 2025. The following discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements included in this Annual Report on Form 20-F. Our Audited Consolidated Financial Statements attached hereto have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, effective at the time of preparing the Audited Consolidated Financial Statements and applied by VEON. For a discussion of the non-IFRS financial measures and performance indicators used herein, see Explanatory Note.
This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to numerous factors. See Item 3.D— Risk Factors.
Overview
    VEON is a leading global provider of connectivity and digital services, currently headquartered in Dubai. Present in some of the world’s most dynamic markets, VEON currently provides more than 150 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in five countries: Pakistan; Ukraine; Kazakhstan; Uzbekistan;and Bangladesh. We provide services under the “Jazz,” “Kyivstar,” “Banglalink” and “Beeline” brands.
    VEON generates revenue through the provision of comprehensive telecommunications and infrastructure services, including voice communications, fixed broadband, and data services, as well as digital services encompassing digital financial services, content streaming, ride-hailing platforms, digital healthcare solutions, cloud computing, and other value-added services. Products and services may be sold separately or in bundled packages.

Reportable Segments
    VEON Ltd. is the parent company of a number of operating subsidiaries and holding companies in various jurisdictions. We organize the governance and management of our businesses on a geographical basis. Our reportable segments currently consist of the following five segments: Pakistan; Ukraine; Kazakhstan; Bangladesh; and Uzbekistan. We present our results of operations for “HQ and eliminations” and “Others” separately, although these are not reportable segments. “HQ, eliminations and Others” represents our operations in Kyrgyzstan, which have been sold during the year 2025 (For further details refer to Note 11 - Significant transactions to our Audited Consolidated Financial Statements), and transactions related to management activities within the Group in Amsterdam and Dubai and costs relating to centrally managed operations, and reconciles the results of our reportable segments and our total revenue, Adjusted EBITDA and capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets. See Note 2—Segment Information to our Audited Consolidated Financial Statements for further details.

Key Developments for the year ended December 31, 2025
VEON sale of its Pakistan tower portfolio to Engro Corp
On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership, VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.
On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. Refer to Note 11—Significant transactions of these consolidated financial statements for further details.
Appointment of new Chief Financial Officer and equity award
On January 9, 2025, VEON announced the appointment of Burak Ozer as Group Chief Financial Officer (“Group CFO”), effective January 9, 2025. Burak succeeded Joop Brakenhoff, who continues to serve VEON as an Advisor to the Group CEO. On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to Burak Ozer under the 2021 Deferred Share Plan. 50% of the award will vest on March 31, 2026, and the remaining 50% will vest on March 31, 2027.
Business combination agreement with Cohen Circle to list Kyivstar on Nasdaq
On January 13, 2025, VEON and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company (“SPAC”), announced the signing of an LOI to enter into a business combination with the aim of indirectly listing JSC Kyivstar ("Kyivstar"), a wholly owned subsidiary of Kyivstar Holdings B.V., formerly VEON Holdings B.V., ("Kyivstar Holdings"), on the Nasdaq Stock Market LLC (“Nasdaq”) in the United States.
On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”) for the proposed business combination of Kyivstar Group Ltd. ("KGL"), a newly incorporated Bermudan company, and Cohen Circle. Pursuant to the terms of the BCA, VEON Amsterdam B.V. (“VEON Amsterdam”) sold Kyivstar Holdings and its subsidiaries to Kyivstar Group.
On August 14, 2025, Cohen Circle merged with a subsidiary of the Company, with Cohen Circle surviving. As part of this transaction, KGL, the parent company of Kyivstar, effectively acquired Cohen Circle’s net assets of approximately US$162 million (consisting of US$178 million in cash and liabilities of US$16 million in accrued transaction costs), in exchange for certain KGL common shares, vesting securities and warrants. As a result of the transaction, KGL recognized a listing expense calculated as the excess of the consideration transferred above the net assets of Cohen Circle. The listing expense of US$162 million was recognized in accordance with IFRS 2, Share-based payment ("IFRS 2"), and calculated based on the total fair value of equity issued of US$324 million, net of the Cohen Circle’s net assets acquired of US$162 million. As a result, VEON’s interest in KGL decreased from 100% to 89.6%. After the year ended December 31, 2025, on February 2, 2026, VEON’s ownership further decreased to 83.6%, following the completion of secondary public offering of common shares of KGL. Refer to Note 25—Events after the reporting period of these consolidated financial statements for further details.
Following the consummation of the business combination on August 14, 2025, the common shares and warrants of Kyivstar Group trade on Nasdaq under the ticker symbol “KYIV” and “KYIVW,” respectively. Refer to Note 11—Significant transactions of these consolidated financial statements for further discussion.
VEON Share Buyback Program
VEON’s Board of Directors approved a share buyback program of up to US$100 million on July 31, 2024. On March 24, 2025 VEON commenced the second phase of its previously announced share buyback program with respect to the Company’s ADSs. This second phase of the buyback was in the amount of up to US$35 million. The second phase of the share buyback program was launched after completion of the US$30 million first phase on January 27, 2025.
On June 16, 2025, VEON announced that it would commence the third phase of the share buyback program with respect to VEON's ADSs in the amount of up to US$35 million after the successful completion of the second phase on May 21, 2025. Cumulatively, all three phases of the program have resulted in the repurchase of 53,746,450 shares (which is the equivalent to 2,149,858 ADSs) for a cumulative amount of US$100 million. Refer to Note 21—Issued capital and reserves of these consolidated financial statements for further discussion.
On November 17, 2025, VEON announced that its Board of Directors authorized the commencement of a new buyback program. This buyback program enables the Company to buy back ADSs and/or outstanding bonds in an amount up to US$100 million. The final allocation between equity and debt securities will be determined by prevailing market conditions.

Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced the successful completion of a bond consent solicitation process undertaken by VEON Holdings. Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON Midco B.V. ("VEON MidCo") as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger.
VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business
On March 19, 2025, VEON announced its wholly owned subsidiary Kyivstar signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 million upon the closing of the transaction. Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised during the period beginning on the third anniversary of completion and ending on the tenth anniversary of completion. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025 and the acquisition was completed. Refer to Note 11 - Significant transactions of these consolidated financial statements for further discussion.
Successful Syndication of US$210 Term Loan
On March 27, 2025 VEON announced the successful syndication of a 24-month, US$210 million senior unsecured term loan under a new facility agreement from a consortium of international lenders, including Industrial and Commercial Bank of China Standard Bank and leading Gulf Cooperation Council (“GCC”) banks. The facility will bear interest at Term Secured Overnight Funding Rate (“SOFR”) plus 425 bps. Following the legal demerger of VEON Holding, VEON Midco is the substituted borrower. The facility was fully drawn in early April 2025.
VEON Publishes 2024 Integrated Annual Report
On April 14, 2025 the Company announced the publication of its 2024 Integrated Annual Report (“IAR”), showcasing a year of strong operational and financial performance, and commitment to positive social impact. The IAR also provided the Company’s stakeholders with essential information ahead of the 2025 Annual General Meeting of Shareholders held on May 8, 2025 (the “2025 AGM”), including a summary of some of our key accomplishments during the 2024 reporting period and details of the Company’s corporate governance structure, as well as the Group’s unaudited remuneration report for the year ended December 31, 2024.
2024 Form 20-F filed with the SEC
The Company filed its Annual Report on Form 20-F for the year ended December 31, 2024 with the SEC on April 25, 2025.
Equity award to Key Management Personnel “KMP” Member
On April 28, 2025 a KMP member, was granted a Short-Term Incentive equity award of 118,850 common shares under the Deferred Share Plan. The award vested immediately upon its grant. Subsequently, on July 10, 2025 the award was modified to be a cash-settled award and settled by the Company.
Pakistan Mobile Communication Limited bilateral credit facilities
In April 2025, Pakistan Mobile Communication Limited (“PMCL”) signed and utilized PKR 5 billion (US$18 million) each from bilateral facilities from Bank Alfalah Limited and Habib Bank Limited, totaling PKR 10 billion (US$36 million). Each facility has a maturity of 10 years.
In May 2025, PMCL signed and utilized PKR 32 billion (US$113 million) from three bilateral facilities from Askari Bank Limited, Faysal Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years.
Issuance of PKR Sukuk bond by PMCL
In April 2025, PMCL issued a short-term PKR sukuk bond, a Shariah-compliant financial certificate, of PKR 15 billion (US$53 million) having a maturity of six months.
VEON Shareholders Re-elect Board at 2025 AGM
Following the announcement on March 31, 2025 VEON held its 2025 AGM on May 8, 2025. During the AGM, VEON’s shareholders approved the re-election of the seven directors who served on VEON’s board of directors (the "Board") in the previous term. VEON welcomed back its founder Augie K. Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the

Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K. Fabela II as the Chairman for a second term.
Bangladesh Telecommunications Regulatory Commission Provision Release
In May 2025, VEON re-assessed the provision for Bangladesh Telecommunications Regulatory Commission (“BTRC”) claims related to revenue sharing. Based on the regulatory reform and supported by legal opinion, a release of BDT 3.58 billion (US$29 million) was recognized in selling, general and administrative expenses.
Approval of the Umbrella Incentive Plan and 2025 Grants to the KMP
In May 2025 the Remuneration Committee approved the VEON Umbrella Incentive Plan (“Umbrella Incentive Plan”). Following the HQ move to Dubai, this plan will help to establish a flexible, market-aligned framework that consolidates the Performance Share Award and Deferred Share Award plan rule into a single plan designed to support retention, reward performance, and align with shareholder interests.
Certain KMP members (excluding Omiyinka Doris, refer to discussion below) were granted a long-term incentive award for a total of 8,266,750 common shares under the Umbrella Incentive Plan in May 2025. These awards are subject to a market condition tied to an absolute share price target for a total of shares. These grants have a three-year vesting period with vesting scheduled for December 31, 2027.
Additionally, two rotational KMP members were granted a long-term incentive award for a total of 755,825 common shares on target under the Umbrella Incentive Plan in May 2025. These awards are subject to non-market performance condition scorecards for their respective operating company, also with a three-year vesting period ending on December 31, 2027.
Bangladesh Finance Ordinance 2025
On June 2, 2025 the Bangladesh tax authorities enacted the Bangladesh Finance Ordinance 2025. This adopted new legislation includes, amongst others, changes made to the calculation for the minimum taxes and the respective tax accounting treatment for these minimum taxes to be adjustable against future profits and treated as advance tax payments. This change in fiscal policy created a positive/release of selling, general and administrative expense, US$17 million impact on our consolidated income statement that was reflected in the second quarter of 2025.
Islamabad High Court adverse tax judgment against PMCL Deodar
During the quarter ended June 30, 2025 significant changes occurred in the tax environment relevant to the Deodar tax case. In May 2025, a new Tax Laws Amendment Ordinance was enacted granting the FBR broad enforcement powers. In April 2025, an adverse decision concerning another major operator in the telecommunications industry introduced new interpretations regarding the applicability of Section 97, conditions which did not exist as of March 31, 2025. Additionally, an adverse Islamabad High Court ruling related to PMCL Deodar was issued on June 11, 2025.
Following these developments, the Company, in line with its policy under IFRIC 23, Uncertainty over Income Tax Treatments, initiated a reassessment of its uncertain tax positions. The Company engaged external tax advisors to evaluate the impact of these new facts and circumstances. As a result, management updated its judgment regarding the Deodar tax case, reclassifying the risk from remote to probable, and recognized the related tax exposure as a provision. This reassessment constituted a change in estimate, which has been applied prospectively as required by IAS 8 and IFRIC 23. Subsequently, the Company proactively engaged with the tax authorities, seeking resolution via a composite settlement framework totaling US$158 million. A provision of US$36 million was already existing on PMCL's books, resulting in an additional tax expense of US$122 million recognized during the second quarter of 2025.
Changes to the KMP
On June 17, 2025, the Company announced that Omiyinka Doris chose to step aside from her role as Group General Counsel of the Company effective July 1, 2025. Omiyinka will continue as an Advisor to the Group Chief Executive Officer and will remain based in Amsterdam. Omiyinka has voluntarily surrendered, without consideration, all rights to the 2024 grant under the Long-Term Incentive Plan (“LTIP”) rules. This grant covered 2,055,292 common shares and was subject to a TSR performance condition, with a three-year vesting period scheduled to conclude on December 31, 2026.
Omiyinka was granted a one-time, service-based equity award under the Umbrella Plan. The new award, granted June 17, 2025, comprises 685,000 common shares and will vest as follows: 40% on February 28, 2026; 40% on October 31, 2026; and 20% on January 31, 2027.
Vitaly Shmakov was appointed as the Acting General Counsel effective July 1, 2025, based out of VEON's headquarters in DIFC, United Arab Emirates.

On November 6, 2025 the Company announced that Sebastian Rice has been appointed as Group General Counsel of the Company effective January 1, 2026. Sebastian will succeed the Group’s Acting General Counsel Vitaly Shmakov, who has been appointed as Chief Investment Officer.
VEON raises US$200 million in Private Bond Placement
On July 2, 2025 VEON announced that it completed the pricing of a private placement of US$200 million of senior unsecured notes due 2029 with institutional investors. The bond proceeds were received on July 15, 2025.
The notes, issued by VEON MidCo are priced at par and have an annual interest rate of 9%. The instrument’s credit rating from S&P and Fitch is BB-. The notes are guaranteed by VEON Amsterdam and rank pari passu with VEON HQ’s outstanding debt.
Sale of stake in Beeline Kyrgyzstan
On August 12, 2025 VEON announced that it completed the sale of Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Open Joint Stock Company “Eldik Bank.” The transaction was completed following receipt of all necessary regulatory approvals. Refer to Note 11 - Significant transactions and Note 12 - Held for sale and discontinued operations of these consolidated financial statements for further discussion.
Announced acquisition of online classifieds business, OLX Kazakhstan
On October 21, 2025 VEON and OLX Group announced that Beeline Kazakhstan, has agreed to acquire 100% of the Kazakh online classifieds business i.e. OLX Kazakhstan (“OLX KZ”), from OLX Group for a total consideration of US$75 million. The acquisition enhances synergies within Beeline Kazakhstan’s digital ecosystem and remains subject to regulatory approvals and customary closing conditions and control has not yet been transferred to the Group.
KaR-Tel Limited Liability Partnership credit facilities
On October 24, 2025 KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed two bilateral credit facility agreements with Bank RBK JSC of KZT40 billion (US$74 million) and KZT11 billion (US$21 million) respectively, with a maturity of 5 years. The interest rate for both facilities is based on the National Bank of Kazakhstan base rate, with the interest being fixed until maturity for each tranche drawn under the facilities. Kar-Tel utilized KZT15 billion (US$29 million) during October and November 2025.
For other significant investing and financing activities during the year ended December 31, 2025, refer to the sections “Investing activities of the Group” and “Financing activities of the Group” in our Audited Consolidated Financial Statements attached hereto.
Key Developments after the year ended December 31, 2025
Kyivstar Group Ltd. secondary public offering of shares held by VEON
On January 29, 2026, VEON announced the pricing of a secondary public offering of 12,500,000 common shares of KGL, it’s majority-owned subsidiary, comprising 12,100,000 shares held by VEON Amsterdam B.V. and 400,000 shares from other selling shareholders, at a public offering price of US$10.50 per share. The underwriters were granted a 30-day option to purchase up to an additional 1,875,000 shares from the other selling shareholders at the public offering price, less underwriting discounts and commissions. The offering, which was oversubscribed by five times, closed on February 2, 2026 with 14,375,000 common shares sold, including the full exercise of the underwriters' option. Following completion of the offering, VEON's ownership in KGL decreased from 89.6% to 83.6% and VEON received net proceeds of approximately US$140 million for general corporate purposes.
VEON’s Kyivstar Group Ltd. expands digital healthcare services with Acquisition of Tabletki.ua
On February 10, 2026, VEON announced its wholly owned subsidiary KGL, has signed a definitive agreement and completed the acquisition of 100% of Tabletki.ua for US$160 million, payable in Ukrainian hryvna in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at Ukrainian pharmacies. The initial purchase price accounting has not yet been completed at the date of the financial statements and as such, the estimated financial impact of this transaction is not yet available.
VEON’s Subsidiary Jazz Secures Largest Allocation with 190 MHz
On March 10, 2026, VEON announced that VEON’s subsidiary Jazz secured the allocation of 190 MHz after a successful mobile spectrum auction held in Pakistan. Payments for the spectrum awarded will be made in Pakistani Rupees (PKR) beginning in 2027, allowing time to deploy the required network technology, Jazz will pay the PKR equivalent of approximately US$240 million at the prevailing exchange rate.

VEON Announces Agreement with the Dhabi Group regarding historical claims under a Shareholders Agreement
On March 13, 2026, VEON announced that it had entered into an agreement with the Dhabi Group regarding historical claims under a Shareholders Agreement. As part of this agreement, VEON will welcome the Dhabi Group, whose principal is His Highness Sheikh Nahyan bin Mubarak Al Nahyan, as a shareholder in the Company. Under the terms of the agreement, Dhabi Group will fully withdraw all its claims and VEON has agreed to pay the Dhabi Group US$120 in cash plus US$30 equivalent in ADS (‘ADS Payment’). Additionally, twenty-four months after the date of agreement, VEON will make further cash payment (if any) equal to the difference of US$60 and the market value of the ADS Payment at future date. Accordingly, VEON recognized a provision for the amount that represents the estimated expected outflow of US$170, refer Note 9 - Provisions and Contingent Liabilities and Note 17 - Other Non-Operating Gain / (Loss) for further details.
For a complete discussion of the key developments after the year ended December 31, 2025, please refer to Note 25—Events after the Reporting Period of our Audited Consolidated Financial Statements attached hereto.
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
We are also actively transitioning towards an asset-light business model by divesting our telecommunications network infrastructure and entering into long-term service agreements or passive network sharing agreements with other providers. Therefore, when comparing current results with previous years, it is essential to consider all acquisitions, dispositions, and divestitures completed during the relevant periods. Please refer to the Notes to our Audited Consolidated Financial Statements for a detailed discussion of these transactions. For instance, in 2022, we agreed to sell our Russian operations. In 2023, our net loss for the period was primarily due to this sale, which resulted in US$ 3.4 billion in cumulative currency translation losses reflected in equity in our other comprehensive income and impacted our income statement upon the completion of the disposal. Additionally, in 2024, we sold our 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+") on September 30, 2024, included within the Kazakhstan operating segment, and as such, their results are excluded from our results of operations for the three months ended December 31, 2024. In March 2025, we acquired Uklon, which improved our digital revenue performance during the year ended December 31, 2025.
Foreign Currency Translation
    Our results of operations, as presented in our Audited Consolidated Financial Statements are presented in U.S. dollars. In accordance with IAS 21 (“IAS 21”), The Effects of Changes in Foreign Exchange Rates, these U.S. dollar amounts are translated from other currencies using the current rate method of currency translation. Consequently, our results of operations are directly affected by increases or decreases in the value of the U.S. dollar and of local currencies. Material changes to such exchange rates occur periodically, including over the past three years, affecting the comparability of our results. See Item 11—Quantitative and Qualitative Disclosures about Market Risk for a further discussion.
Geopolitical Developments, including the ongoing war in Ukraine
    The ongoing war in Ukraine has significantly impacted our Ukrainian business results. Our results for 2023, 2024 and 2025 have been affected and we anticipate future results to continue to be influenced by factors such as volatile foreign currency exchange rates, potential loss of some customers in Ukraine, the impact of sanctions and export control restrictions and numerous other factors. See Item 3.D— Risk Factors for a discussion on numerous categories of risk we face as a result of the war. As a result, our financial results for the past three fiscal years must account for the varying impacts the war in Ukraine has had on our operations in Ukraine each year.
The war has also had broader effects on Group operations and results, including increased maintenance expenditures to maintain, and repair damage to our mobile and fixed-line telecommunications infrastructure in Ukraine resulting from the war; increased costs of borrowings for group debt; technical difficulties in servicing our existing debt leading to the 2024 consent solicitation regarding our existing bonds; previously trusted business partners no longer wanting to (or being reluctant to) transact with VEON; decline in revenue generation from MTRs charged to Ukrainian customers with the adoption of “Roam Like at Home” services; and increased group-wide focus and spend on our Ukrainian business. VEON did not experience these difficulties before the war began.

Additionally, we have also faced disruptions in other markets due to other geopolitical events. Notably, the recent unrest and political transition in Bangladesh have significantly impacted our operations. During July and August 2024, Bangladesh experienced heightened political uncertainty, leading to data network shutdowns affecting our Bangladesh subsidiary. These disruptions were linked to mass protests, civil unrest and riots that ultimately resulted in the fall of the government of Prime Minister Shiekh Hasina and the establishment of an interim government. A deterioration of prospects in a particular business can also lead to impairments. Further, in 2025, our operations in Pakistan were affected by armed clashes between Pakistani security forces and Afghan Taliban militants in border regions.
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
Growth of our Digital Businesses and Execution of Other Business Strategies
Our portfolio of digital offerings is expanding and represents a growing share of group revenues. For example, in the year ended December 31, 2025 our direct digital revenues were US$762 million, compared to US$466 million during the year ended December 31, 2024. If we continue on this trajectory, our future results will continue to be less comparable to prior years in that respect.
Additionally, other changes to our results of operations driven by execution of various business strategies, such as cost-saving initiatives or new pricing strategies, will also affect the comparability of our results across different periods.
Trends, Uncertainties, Demands, Commitments and Events
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
In recent periods, persistent inflationary pressures, and evolving global trade policies (including the introduction and adjustment of U.S. tariff regimes during 2025 and related retaliatory measures) have contributed to supply‑chain disruptions and increased costs of goods in several of our markets. These external conditions have affected consumer purchasing power and spending patterns differently across reporting periods, which may limit the comparability of financial results year over year.
In addition to these broader macroeconomic factors, discrete one‑off events can also materially distort comparability. For example, the December 2023 cyber‑attack on Kyivstar and the subsequent customer retention and “Free of Charge” programs resulted in significant revenue and EBITDA impacts across 2023 and the first half of 2024, with no corresponding impact in later periods. Events of this nature—whether cyber incidents, operational disruptions, regulatory actions, or other extraordinary items—may cause fluctuations in revenue, operating expenses, customer behavior, and margin performance that do not reflect underlying operational trends. As a result, both macroeconomic developments and one‑off events may affect the comparability of our results across reporting periods, complicating interpretation of year‑over‑year changes.

Results of Operations
In this section, we discuss the results of our operations for the year ended December 31, 2025, compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Item 5, "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 25, 2025.

	Year ended December 31,
In millions of U.S. dollars	2025	2024	2023

Consolidated income statement data:
Revenue	4,399	4,004	3,698

Cost of services, equipment and accessories	(526)	(515)	(441)
Selling, general and administrative expenses	(1,883)	(1,799)	(1,646)
Listing expense	(162)	—	—
Depreciation	(578)	(529)	(527)
Amortization	(224)	(199)	(208)
Impairment (loss) / reversal, net	(9)	(3)	6
Gain on disposal of non-current assets	2	5	46
Gain on disposal of subsidiaries	400	145	—
Other operating income	20	1	1

Operating profit	1,439	1,110	929

Finance costs	(535)	(495)	(531)
Finance income	52	49	60
Other non-operating (loss) / gain, net	(130)	31	20
Net foreign exchange (loss) / gain	(41)	9	81
Profit before tax from continuing operations	785	704	559

Income taxes	(194)	(217)	(179)
Profit from continuing operations	591	487	380
Loss after tax from discontinued operations and disposals of discontinued operations	—	—	(2,830)
Profit / (loss) for the period	591	487	(2,450)

Attributable to:
The owners of the parent (continuing operations)	532	415	307
The owners of the parent (discontinued operations)	—	—	(2,835)
Non-controlling interest	59	72	78
	591	487	(2,450)
Total Revenue

	Year ended December 31,
In millions of U.S. dollars, includes intersegment revenue	2025	2024	2023

Pakistan	1,624	1,382	1,119
Ukraine	1,164	925	919
Kazakhstan	816	854	774
Uzbekistan	308	273	268
Bangladesh	460	520	570
HQ, eliminations and Others	27	50	48

Total	4,399	4,004	3,698
    For the year ended December 31, 2025, our consolidated total revenue increased to US$4,399 million as compared to US$4,004 million for the year ended December 31, 2024.There was an increase YoY in total revenue of 14.2% (local currency level) and 9.9% (in US$ level), driven by increased data usage, repricing, higher usage of mobile financial services, and higher digital services (including the impact of the Uklon acquisition during the year) consumption by customers of our Pakistan, Ukraine, Kazakhstan, and Uzbekistan operations. Furthermore, 2024 included the adverse impact from the cybersecurity attack in Ukraine in January 2024 and the abolition of excise tax in Uzbekistan. Overall, positive growth was partially offset by lower data and voice consumption as a result of the overall contraction of the market in Bangladesh, as well as the sale of our Kyrgyzstan operations in August 2025 . This organic revenue growth was further offset by the depreciating currencies in the countries where we operate. For further details, please refer to—Results of our Reportable Segments below.
Operating Profit
    For the year ended December 31, 2025, our consolidated operating profit increased to US$1,439 million as compared to US$1,110 million for the year ended December 31, 2024. Operating profit increased primarily as a result of higher revenues as discussed above and the gain on sale of Deodar operations partially offset by the loss on sale of Kyrgyzstan operations, Kyivstar group listing expense and other operating expenses. For further details, please refer to Note 11—Significant transactions of our Audited Consolidated Financial Statements attached hereto.
Non-Operating Profits And Losses
Finance Costs
    For the year ended December 31, 2025, our consolidated finance costs were US$535 million as compared to US$495 million for the year ended December 31, 2024. This increase is mainly due to higher interest expense on lease liabilities.
Finance Income
    For the year ended December 31, 2025, our consolidated finance income was US$52 million as compared to US$49 million for the year ended December 31, 2024. The increase in finance income is primarily due to higher cash deposits at HQ.
Other Non-Operating Gain/(Loss)
    For the year ended December 31, 2025, we recorded an other non-operating loss of US$(130) million as compared to a non-operating gain of US$31 million for the year ended December 31, 2024. The loss is primarily due to provision recognized in 2025 for arrangement with Dhabi Group, reassessment to the values of the license asset and the unpaid license liability in Kazakhstan, due to early contract termination. For more details refer to Note 17—Other Non-Operating Gain/(Loss) of our Audited Consolidated Financial Statements attached hereto.
Net Foreign Exchange Gain/(Loss)
    For the year ended December 31, 2025, we recorded a net foreign exchange loss of US$41 million as compared to a net foreign exchange gain of US$9 million for the year ended December 31, 2024. The change when compared to the same period last year is primarily driven by the depreciation of the Bangladeshi taka, Pakistani rupee and Ukrainian hryvnia. see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange risks.
Income Tax Expense
    For the year ended December 31, 2025, our consolidated income tax expense decreased by 10.6% to US$194 million as compared to US$217 million for the year ended December 31, 2024. For more information regarding the factors affecting our total income tax expenses, please refer to Note 10—Income taxes of our Audited Consolidated Financial Statements attached hereto.
Profit/(Loss) after Tax from Discontinued Operations
There were no discontinued operations for the year ended December 31, 2025 and 2024; after the sale of our Russia operations in 2023.
Profit/(Loss) For The Period Attributable To The Owners Of The Parent From Continuing Operations
    For the year ended December 31, 2025, we recorded a profit attributable to the owners of the parent from continuing operations of US$532 million as compared to US$415 million in 2024, that was mainly due to an increase in operating profit, and lower income tax expense partially offset by lower foreign exchange revaluations gain and higher interest cost.
Profit/(Loss) For The Period Attributable To Non-Controlling Interest

    For the year ended December 31, 2025, we recorded a profit attributable to non-controlling interest of US$59 million as compared to a profit of US$72 million for the year ended December 31, 2024, which was mainly driven by changes in operating profit in Kazakhstan and Kyrgyzstan.
Adjusted EBITDA

In millions of U.S. dollars	Year ended December 31,
	2025	2024	2023
Pakistan	712	584	502
Ukraine	650	518	541
Kazakhstan	408	442	421
Uzbekistan	115	100	112
Bangladesh	226	180	214
HQ, eliminations and Others	(101)	(133)	(178)

Total	2,010	1,691	1,612
    For the year ended December 31, 2025, our total Adjusted EBITDA (“Total Adjusted EBITDA”) was US$2,010 million as compared to US$1,691 million for the year ended December 31, 2024. On a local currency basis, Adjusted EBITDA growth was 24.2%, primarily driven by revenue growth as discussed above, and the one-off release of regulatory fee provision and minimum tax provision in Bangladesh. These positive impacts were partially offset by the higher operating costs associated with persistent increase in energy costs in our Ukraine and Kazakhstan operations as well as higher personnel costs and higher marketing spending. In US$ currency, the increase was 18.9%, which reflects the impact of local currency depreciation in all our countries of operations.
For more information on how we calculate Adjusted EBITDA and for the reconciliation of consolidated profit/(loss) for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA, for the years ended December 31, 2025, 2024 and 2023, please refer to the table below.

In millions of U.S. dollars	2025	2024	2023

Profit / (loss) for the period	591	487	(2,450)

Loss after tax from discontinued operations and disposals of discontinued operations	—	—	2,830
Income taxes	194	217	179
Listing expense	162	—	—
Depreciation	578	529	527
Amortization	224	199	208
Impairment loss / (reversal), net	9	3	(6)
Gain on disposal of non-current assets	(2)	(5)	(46)
Gain on disposal of subsidiaries	(400)	(145)	—
Finance costs	535	495	531
Finance income	(52)	(49)	(60)
Other non-operating loss / (gain), net	130	(31)	(20)
Net foreign exchange loss / (gain)	41	(9)	(81)

Total Adjusted EBITDA	2,010	1,691	1,612
Profit margin	13.4%	12.2%	(66.3)%
Adjusted EBITDA margin	45.7%	42.2%	43.6%

Results of our Reportable Segments
Pakistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	1,624	1,382	1,119		17.5%		23.5%
Telecommunication and infrastructure	1,158	1,044	930		10.9%		12.3%
Digital of which:
Digital financial services	377	277	156		36.1%		77.6%
Other digital services	89	61	33		45.9%		84.8%
Operating expenses	912	798	617		14.3%		29.3%
Adjusted EBITDA	712	584	502		21.9%		16.3%
Adjusted EBITDA margin	43.8%	42.3%	44.9%	1.6	pp	-2.6	pp

Results of Operations in PKR

	Year ended December 31,
In millions of PKR (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	456,678	384,897	313,574		18.6%		22.7%
Telecommunication and infrastructure	325,793	290,626	260,471		12.1%		11.6%
Digital of which:
Digital financial services	106,060	77,228	43,811		37.3%		76.3%
Other digital services	24,825	17,043	9,292		45.7%		83.4%
Operating expenses	256,298	222,260	172,884		15.3%		28.6%
Adjusted EBITDA	200,380	162,637	140,680		23.2%		15.6%
Adjusted EBITDA margin	43.9%	42.3%	44.9%	1.6	pp	-2.6	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2025	2024	2023	‘24-25 % change	‘23-24 % change

Customers in millions	73.9	71.5	70.6	3.4%	1.3%
- of which mobile data (millions)	61.0	57.4	53.0	6.3%	8.3%
ARPU in US$	1.6	1.4	1.1	14.3%	27.3%
ARPU in PKR	441.6	380.8	308.9	16.0%	23.3%

Total Revenue
    For the year ended December 31, 2025, our Pakistan total revenue increased by 17.5% (in US$ terms) and by 18.6% (in local currency terms), as compared to the year ended December 31, 2024. The increase in local currency terms was primarily driven by increased data usage, repricing, higher volume of disbursement in JazzCash, higher banking revenues and stronger uptake of digital services. The lower YoY revenue growth in US$ terms, as compared to local currency growth, reflects the depreciation of the local currency against the US$ terms in 2025.
Adjusted EBITDA
For the year ended December 31, 2025, our Pakistan Adjusted EBITDA increased by 21.9% (in US$ terms) and increase by 23.2% (in local currency terms), as compared to the year ended December 31, 2024. This increase in local currency terms was primarily attributable to higher revenues in local currency terms as discussed above, partially offset by higher interconnect cost, media and marketing costs, personnel costs and bad debt write-offs within the high-risk customer portfolio in our banking operations. The lower YoY Adjusted EBITDA growth in US$ terms, as compared to local currency growth, was impacted by depreciation of the local currency against US$ in 2025.
Mobile Customers

As of December 31, 2025, we had 73.9 million mobile customers in Pakistan, representing an increase of 3.4% as compared to December 31, 2024. The increase was mainly due to the continued expansion of our 4G data network in Pakistan.
ARPU
    For the year ended December 31, 2025, our ARPU in Pakistan was higher as compared to 2024 by 14.3% (in US$ terms) and increased by 16.0% (in local currency terms). This increase in both US$ and local currency terms was primarily due to increased data and digital services consumption compared to the prior year.

Ukraine
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	1,164	925	919		25.8%		0.7%
Telecommunication and infrastructure	1,040	903	908		15.2%		-0.6%
Digital of which:
Digital financial services	—	—	—		—%		—%
Other digital services	124	22	11		463.6%		100.0%
Other operating income	6	—	—		100.0%		—%
Operating expenses	520	406	378		28.1%		7.4%
Adjusted EBITDA	650	519	541		25.2%		-4.1%
Adjusted EBITDA margin	55.8%	56.1%	58.9%	-0.3	pp	-2.8	pp

Results of Operations in UAH

	Year ended December 31,
In millions of UAH (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	48,523	37,274	33,588		30.2%		11.0%
Telecommunication and infrastructure	43,354	36,394	33,192		19.1%		9.6%
Digital of which:
Digital financial services	—	—	2		—%		-100.0%
Other digital services	5,169	880	394		487.4%		123.4%
Other operating income	271	12	3		2158.3%		300.0%
Operating expenses	21,691	16,361	13,816		32.6%		18.4%
Adjusted EBITDA	27,103	20,925	19,775		29.5%		5.8%
Adjusted EBITDA margin	55.9%	56.1%	58.9%	-0.3	pp	-2.7	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2025	2024	2023	‘24-25 % change	‘23-24 % change

Customers in millions	22.4	23.0	23.9	-2.6%	-3.8%
- of which mobile data (millions)	17.5	17.2	17.7	1.7%	-2.8%
ARPU in US$	4.0	3.1	2.9	29.0%	6.9%
ARPU in UAH	165.8	123.2	107.2	34.6%	14.9%

Total Revenue
    For the year ended December 31, 2025, our Ukraine total revenue increased by 25.8% (in US$ terms) and increased by 30.2% (in local currency terms) as compared to the year ended December 31, 2024. The increase in local currency terms was primarily driven by higher roaming, increased data usage and digital services consumption, together with the contribution from the Uklon acquisition. The YoY comparison also reflects the adverse impact of the cyber security attack in January 2024 which resulted in lower comparative revenue in 2024 (refer to Note 1- General information to our Audited Consolidated Financial Statements attached hereto). The lower YoY revenue growth rate in US$ terms, as compared to local currency growth, was impacted by depreciation of the local currency against US$ in 2025.

Adjusted EBITDA
    For the year ended December 31, 2025, our Ukraine Adjusted EBITDA increased by 25.2% (in US$ terms) and increased by 29.5% (in local currency terms) as compared to the year ended December 31, 2024. This growth in local currency was primarily due to the increase in our total revenue (as discussed above) and higher other operating income, mainly reflecting the receipt of an insurance claim, which was non-recurring in nature, offset by higher energy costs, higher IT support costs and higher personnel costs. The lower YoY Adjusted EBITDA growth in US$ terms, as compared local currency growth, was impacted by the depreciation of the local currency against US$ in 2025.
Mobile Customers
    As of December 31, 2025, we had 22.4 million mobile customers in Ukraine representing a decrease of 2.6% YoY. This decrease was primarily due to a loss of subscribers as a result of the ongoing war in Ukraine.
ARPU
    For the year ended December 31, 2025, our ARPU in Ukraine increased by 29.0% (in US$ terms) and increased by 34.6% (in local currency terms). The change was primarily due to increased data consumption and a lower customer base as compared to the prior year.

Kazakhstan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	816	854	774		-4.4%		10.3%
Telecommunication and infrastructure	708	762	704		-7.1%		8.2%
Digital of which:
Digital financial services	34	36	27		-5.6%		33.3%
Other digital services	74	56	43		32.1%		30.2%
Operating expenses	408	412	354		-1.0%		16.4%
Adjusted EBITDA	408	442	421		-7.7%		5.0%
Adjusted EBITDA margin	50.0%	51.8%	54.4%	-1.8	pp	-2.6	pp

Results of Operations in KZT

	Year ended December 31,
In millions of KZT (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	425,684	399,889	353,562		6.5%		13.1%
Telecommunication and infrastructure	369,263	356,665	321,867		3.5%		10.8%
Digital of which:
Digital financial services	17,765	17,008	12,222		4.5%		39.2%
Other digital services	38,656	26,216	19,473		47.5%		34.6%
Other operating income	103	35	83		194.3%		-57.8%
Operating expenses	212,717	193,556	161,578		9.9%		19.8%
Adjusted EBITDA	213,070	206,368	192,067		3.2%		7.4%
Adjusted EBITDA margin	50.1%	51.6%	54.3%	-1.6	pp	-2.7	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2025	2024	2023	‘24-25 % change	‘23-24 % change

Customers in millions	11.8	11.6	11.1	1.7%	4.5%
- of which mobile data (millions)	10.1	10.1	9.4	0.0%	7.4%
ARPU in US$	4.4	4.8	4.5	-8.3%	6.7%
ARPU in KZT	2,313.5	2,252.3	2,050.4	2.7%	9.8%

Total Revenue
    For the year ended December 31, 2025, our Kazakhstan total revenue decreased by 4.4% (in US$ terms) and increased by 6.5% (in local currency terms) as compared to the year ended December 31, 2024. The local currency growth was primarily driven by higher data usage, higher device sales and repricing, partly offset by sale of TNS+ operations during 2024. The decrease in YoY revenue in US$ terms, as compared to the increase in local currency growth, was impacted by the depreciation of the local currency against US$ in 2025.
Adjusted EBITDA
    For the year ended December 31, 2025, our Kazakhstan Adjusted EBITDA decreased by 7.7% (in US$ terms) and increased by 3.2% (in local currency terms) as compared to the year ended December 31, 2024. The local currency growth was primarily due to higher total revenue as described above. The increase was partially offset by increased network maintenance costs and personnel costs. The decrease in YoY Adjusted EBITDA in US$ terms, as compared to the YoY local currency increase, was impacted by the depreciation of the local currency against the US$ in 2025.

Mobile Customers
    As of December 31, 2025, we had 11.8 million mobile customers in Kazakhstan representing an increase of 1.7% as compared to December 31, 2024. This increase was driven as a result of improved mobile data services and the continuous expansion of our 4G network.
ARPU
    For the year ended December 31, 2025, our ARPU in Kazakhstan decreased by 8.3% (in US$ terms) and increased by 2.7% (in local currency terms) as compared to the year ended December 31, 2024. The local currency increase was primarily due to the rise in the demand for mobile data due to the growth in our 4G customer base and digital services.

Bangladesh
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	460	520	570		-11.5%		-8.8%
Telecommunication and infrastructure	435	517	568		-15.9%		-9.0%
Digital of which:
Other digital services	25	3	2		733.3%		50.0%
Operating expenses	234	339	356		-31.0%		-4.8%
Adjusted EBITDA	226	181	214		24.9%		-15.4%
Adjusted EBITDA margin	49.1%	34.8%	37.5%	14.3	pp	-2.7	pp

Results of Operations in BDT

	Year ended December 31,
In millions of BDT (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	55,922	59,780	61,490		-6.5%		-2.8%
Telecommunication and infrastructure	52,917	59,440	61,285		-11.0%		-3.0%
Digital of which:
Other digital services	3,005	340	205		783.8%		65.9%
Operating expenses	28,420	39,024	38,377		-27.2%		1.7%
Adjusted EBITDA	27,502	20,755	23,113		32.5%		-10.2%
Adjusted EBITDA margin	49.2%	34.7%	37.6%	14.5	pp	-2.9	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2025	2024	2023	‘24-25 % change	‘23-24 % change

Customers in millions	34.4	35.8	40.4	-3.9%	-11.4%
- of which mobile data (millions)	21.3	22.3	26.8	-4.5%	-16.8%
ARPU in US$	1.1	1.1	1.2	0.0%	-8.3%
ARPU in BDT	130.9	129.1	129.3	1.4%	-0.2%

Total Revenue
    For the year ended December 31, 2025, our Bangladesh total revenue decreased by 11.5% (in US$ terms) and by 6.5% (in local currency terms) as compared to the year ended December 31, 2024. This change in local currency terms was primarily due to lower data and voice consumption as a result of the overall market contraction. The larger decrease in US$ terms reflects the depreciation of the local currency against the US$ in 2025.
Adjusted EBITDA
    For the year ended December 31, 2025, our Bangladesh Adjusted EBITDA increased by 24.9% (in US$ terms) and by 32.5% (in local currency terms) as compared to the year ended December 31, 2024. This increase was mainly due to one-off release of regulatory fee provision, minimum tax provision and lower technical support partly offset by lower total revenue as described above. The lower growth rate in US$ terms reflects the depreciation of the local currency against the US$ in 2025.
Mobile Customers
    As of December 31, 2025, we had 34.4 million mobile customers in Bangladesh representing a decrease of 3.9% as compared to December 31, 2024. This decline was primarily driven by a reduction in mobile data customers, which decreased by 4.5% YoY, coupled with intensified competition from other operators enhancing their network capabilities.
ARPU

    For the year ended December 31, 2025, our ARPU in Bangladesh remained stable in US$ terms and by increased by 1.4% in local currency terms as compared to December 31, 2024. The increase in local‑currency ARPU was primarily driven by a lower subscriber base.

Uzbekistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	308	273	268		12.8%		1.9%
Telecommunication and infrastructure	272	262	257		3.8%		1.9%
Digital of which:
Digital financial services	14	2	2		600.0%		0.0%
Other digital services	22	9	9		144.4%		0.0%
Other operating income	—	—	1		—%		-100.0%
Operating expenses	193	173	157		11.6%		10.2%
Adjusted EBITDA	115	100	112		15.0%		-10.7%
Adjusted EBITDA margin	37.3%	36.6%	41.8%	0.7	pp	-5.2	pp

Results of Operations in UZS

	Year ended December 31,
In millions of UZS (except as indicated)	2025	2024	2023		‘24-25 % change		‘23-24 % change

Total revenue	3,866,399	3,454,492	3,158,369		11.9%		9.4%
Telecommunication and infrastructure	3,426,101	3,308,381	3,037,104		3.6%		8.9%
Digital financial services
Digital financial services	169,294	28,499	18,278		494.0%		55.9%
Other digital services	271,004	117,612	102,987		130.4%		14.2%
Other operating income	3,847	6,074	7,714		-36.7%		-21.3%
Operating expenses	2,419,867	2,189,445	1,846,729		10.5%		18.6%
Adjusted EBITDA	1,450,379	1,271,121	1,319,354		14.1%		-3.7%
Adjusted EBITDA margin	37.5%	36.8%	41.8%	0.7	pp	-5.0	pp

Selected Performance Indicators for Mobile Business

	Year ended December 31,
	2025	2024	2023	‘24-25 % change	‘23-24 % change

Customers in millions	7.7	8.3	8.4	-7.2%	-1.2%
- of which mobile data (millions)	7.0	7.3	7.6	-4.1%	-3.9%
ARPU in US$	3.1	2.7	2.6	14.8%	3.8%
ARPU in UZS	38,921	33,719	30,766	15.4%	9.6%

Total Revenue
    For the year ended December 31, 2025, our Uzbekistan total revenue increased by 12.8% (in US$ terms) and increased by 11.9% (in local currency terms) as compared to the year ended December 31, 2024. These increases were primarily driven by higher data usage, repricing initiatives, the abolition of excise tax, and stronger uptake of digital products during the year. The higher growth rate in US$ terms compared to local‑currency growth reflects the appreciation of the local currency against the US$ in 2025.
Adjusted EBITDA
    For the year ended December 31, 2025, our Adjusted EBITDA in Uzbekistan increased by 15.0% (in US$ terms) and increased by 14.1% (in local currency terms) as compared to the year ended December 31, 2024. The increase in local currency Adjusted EBITDA was primarily driven by higher total revenues as described above, partially offset by higher consulting costs, increase in SIM tax, higher utilities rates, and increased IT support costs. The higher growth in US$ dollar terms relative to local currency growth reflects the appreciation of the local currency against the US$ in 2025.

Mobile Customers
    As of December 31, 2025, the number of mobile customers in Uzbekistan decreased by 7.2% , and the mobile data customers decreased by 4.1% as compared to December 31, 2024 mainly due to the intensive market competition and an increase in tariffs.
ARPU
    For the year ended December 31, 2025, our ARPU in Uzbekistan increased by 14.8% in US$ terms and by 15.4% (in local currency terms) as compared to December 31, 2024. The increase was primarily driven by higher data usage and greater consumption of digital services compared to the prior year.
Liquidity and Capital Resources
Share Buyback Program
VEON’s Board of Directors approved a share buyback program of up to US$100 million on July 31, 2024. On March 24, 2025, VEON commenced the second phase of its previously announced share buyback program with respect to the Company’s ADSs. This second phase of the buyback was in the amount of up to US$35 million. The second phase of the share buyback program was launched after completion of the US$30 million first phase on January 27, 2025.
On June 16, 2025, VEON announced that it would commence the third phase of the share buyback program with respect to VEON's ADSs in the amount of up to US$35 million after the successful completion of the second phase on May 21, 2025. Cumulatively, all three phases of the program have resulted in the repurchase of 53,746,450 shares (which is the equivalent to 2,149,858 ADSs) for a cumulative amount of US$100 million. Refer to Note 21 - Issued capital and reserves of these consolidated financial statements for further discussion.
On November 17, 2025, VEON announced that its Board of Directors authorized the commencement of the buyback program with respect to VEON Ltd.'s ADS and/or outstanding bonds for a total amount of US$100 million.
Working Capital
Our working capital is monitored on a regular basis by management to ensure we can repay our debt as it becomes due from either operating cash flows or by refinancing through additional borrowings.
As of December 31, 2025, we had net negative working capital of US$319 million, compared to US$813 million as of December 31, 2024. Working capital is defined as current assets less current liabilities. In comparison to 2024, the working capital has a positive trend. The change was primarily due to increase in cash and cash equivalents as compared to 2024 due to repayment of loans at HQ. Even though we have a negative working capital, we have a positive trend as compared to 2024 and our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.
The Audited Consolidated Financial Statements included here have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, they do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. See Note 26- Basis of Preparation of the Consolidated Financial Statements of our Audited Consolidated Financial Statements for a further discussion on our going concern disclosure.

Consolidated Cash Flow Summary

(In millions of U.S. dollars)	2025	2024	2023

Net cash flows from operating activities from continuing operations	1,353	1,150	1,160
Net cash flows from operating activities from discontinued operations	—	—	951
Net cash flows used in investing activities from continuing operations	(791)	(778)	(1,020)
Net cash flows used in investing activities from discontinued operations	—	—	(1,217)
Net cash flows used in financing activities from continuing operations	(548)	(551)	(919)
Net cash flows used in financing activities from discontinued operations	—	—	(226)

Net increase / (decrease) in cash and cash equivalents	14	(179)	(1,271)

Net foreign exchange difference related to continuing operations	16	(21)	(36)

Net foreign exchange difference related to discontinued operations	—	—	(44)

Cash and cash equivalent classified as held for sale	14	(14)	146

Cash and cash equivalent at beginning of period	1,688	1,902	3,107

Cash and cash equivalents at end of period, net of overdraft	1,732	1,688	1,902
For more details, see Consolidated Statement of Cash Flows in our Audited Consolidated Financial Statements.
Operating Activities
For the year ended December 31, 2025, net cash flows from operating activities from continuing operations increased to US$ 1,353 million from US$ 1,150 million for the year ended December 31, 2024. The YoY change was predominantly driven by an increase in profit before tax for the year, lower interest payments, and lower working capital outflows, offset by the higher tax outflows during the year.
Investing Activities
    For the year ended December 31, 2025, net cash outflow from investing activities from continuing operations was US$ 791 million compared to US$ 778 million for the year ended December 31, 2024. This increase of US$13 million was primarily due to higher capital expenditure payments, partially offset by proceeds from the sale of business operations net of the Uklon acquisition. Total payments for the purchase of property, equipment and intangible assets amounted to US$ 949 million in 2025 compared to US$ 907 million in 2024.
Financing Activities
    For the year ended December 31, 2025, net cash outflow from financing activities from continuing operations was US$548 million compared to net cash outflow of US$551 million for the year ended December 31, 2024. The lower net cash outflow from financing activities in 2025 is due to lower debt repayments, inflows from listing of Kyivstar Group Ltd. which was offset by higher payments in lieu of lease liabilities and share buyback programs.

Indebtedness
    As of December 31, 2025, the principal amounts of our external indebtedness represented by bank loans, bonds and long-term payables classified as borrowings amounted to US$3,143 million, compared to US$3,348 million as of December 31, 2024.
    As of December 31, 2025, VEON had the following principal amounts outstanding for interest-bearing bank loans, bonds, long-term payables classified as borrowings as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (US$ mln)	Maturity date

VEON MidCo B.V.	Syndicated Loan Facility	3M Term SOFR + 4.25%	USD	210	210	03.29.2027
VEON MidCo B.V.	Notes	3.38%	USD	1,011	1,011	11.25.2027
VEON MidCo B.V.	Notes	9.00%	USD	200	200	07.15.2029
VEON MidCo B.V. *	Legacy notes, no payments due, subject to potential conversion	3.38%	USD	69	69	11.25.2027
TOTAL VEON Midco B.V.					1,490

VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	—%	USD	23	23	04.09.2025
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	—%	RUB	1,180	15	06.18.2025
TOTAL VEON Holdings B.V.					38

PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	8,462	30	09.02.2026
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	9,375	33	05.18.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.60%	PKR	47,917	171	07.04.2031
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	40,000	143	04.19.2032
PMCL	Loan from Local Banks	6M KIBOR + 0.60%	PKR	15,000	54	05.15.2034
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	75,000	268	05.24.2034
PMCL	Loan from Local Banks	6M KIBOR + 0.60%	PKR	10,000	36	04.30.2035
PMCL	Loan from Faysal Bank Limited	6M KIBOR + 0.60%	PKR	15,000	54	05.18.2035
PMCL	Loan from Meezan Bank Limited	6M KIBOR + 0.60%	PKR	13,500	48	05.22.2035
PMCL	Other				36
Pakistan Mobile Communications Limited Total					873

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	3,810	31	04.26.2027
Banglalink	Syndicated Loan Facility	7.00% to 12.00%	BDT	5,060	41	11.25.2028
Banglalink	Other				164
Banglalink Digital Communications Ltd. Total					236

KaR-Tel	Loan from Forte Bank	18.50% - 20.50%	KZT	28,906	58	01.29.2030
KaR-Tel	Loan from NurBank	15.50% - 16.50%	KZT	19,231	38	09.28.2029
KaR-Tel	Loan from Bank RBK JSC	20.50%	KZT	15,000	30	10.24.2030
KaR-Tel	Other			93	93
TOTAL KaR-Tel Limited Liability Partnership.					219

Unitel LLC	National Bank for Foreign Economic Activity	20.00% - 22.00%	UZS	346,333	29	12.21.2027
Unitel LLC	National Bank for Foreign Economic Activity	24.00%	UZS	332,626	28	06.05.2030
Unitel LLC	JSCB “TBC Bank”	22.00% - 23.00%	UZS	360,000	30	12.20.2030
Unitel LLC	Other			72	87
TOTAL Unitel LLC.					174

Other entities	Other bank loans and borrowings				113

Total VEON					3,143

*An indemnity agreement between Kyivstar Holdings and VEON Amsterdam B.V. is in place which is to see Kyivstar Holdings made whole for any external payments to eligible legacy noteholders.
We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
The following table reflects our financial liabilities and purchase obligations, classified further by maturity date, as of December 31, 2025.

(In millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Bank loans and bonds	746	1,986	663	441	3,836
Lease liabilities	288	905	746	1,307	3,246
Purchase obligations	125	29	2	—	156

Total financial liabilities, net of derivative assets	1,159	2,920	1,411	1,748	7,238
For further discussion of these contractual obligations, please refer to Note 14—Property and Equipment, Note 15—Intangible Assets, and Note 20—Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
For additional information on our outstanding indebtedness, please refer to Note 18— Investments, Debt and Derivatives of our Audited Consolidated Financial Statements attached hereto and —Key Developments after the year ended December 31, 2025.
Cash Subject to Currency and Contractual Restrictions
We rely on our operating companies to pay dividends and make other transfers to VEON Ltd. and other group entities. However, certain of our operating companies operate in jurisdictions that face currency controls or other significant restrictions on their ability to upstream cash. For example, due to the currency controls in Ukraine, JSC Kyivstar’s ability to upstream cash to Kyivstar Holdings is significantly limited. For further discussion of such restrictions, see Note 28—Condensed Separate Financial Information of VEON Ltd. to our Audited Consolidated Financial Statements.
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
Our medium-term plan for capital expenditures (excluding licenses and right-of-use assets) is to invest in high-speed data networks to continue to capture mobile data growth, including the continued rollout of 4G/LTE networks in Pakistan, Ukraine and Bangladesh, and upgrade of our 3G networks in Bangladesh. However, the impacts of the war in Ukraine on results, group operations, sanctions in relation to the war and our inability to upstream cash from Ukraine, has led us to reconsider to some degree our capital outlay. As a result, some capital expenditure that are more discretionary in nature have been put on hold. This may lead to marginally increased aggregate capital expenditures in future periods.
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
As of December 31, 2025 we had an undrawn amount of US$ 87 million under existing term facilities in Kazakhstan. For additional information on our outstanding indebtedness, please refer to Note 20—Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. On December 31, 2025 VEON had approximately US$ 1.7 billion of cash of which US$556 million of cash held at the HQ-level, which was deposited with international banks and invested in money market funds and which is fully accessible at HQ. In addition, VEON’s operating companies had a total cash position equivalent to US$1.2 billion. However, there can be no assurance that our existing cash balances and available credit lines will be sufficient over time to service our existing indebtedness. See Item 3.D—Risk Factors—Liquidity and Capital Risks—Our existing indebtedness and debt service obligations may negatively impact our cash flow. The availability of external financing, and the terms of such financing, depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the willingness of financial institutions to lend to us and the liquidity and strength of international and local capital markets.
    In 2025, our capital expenditures (excluding licenses and right-of-use assets) were US$ 926 million compared to US$ 818 million in 2024 and US$ 649 million in 2023. These investments related to upgrades and expansions of high-speed data networks across all our countries of operations. Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to the most directly comparable IFRS measure, cash flows used to purchase property, plant and equipment and intangible assets:

(In millions of U.S. dollars)	2025	2024	2023

Purchase of property, plant and equipment and intangible assets	949	907	766
Adjusted for:
Additions of licenses	(1)	(35)	(4)
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of-use assets)	(22)	(54)	(113)

Capital expenditures (excluding licenses and right-of-use assets) *	926	818	649
* Refer to Note 2—Segment Information of the Audited Consolidated Financial Statements
Quantitative And Qualitative Disclosures About Market Risk
    For information on quantitative and qualitative disclosures about market risk, see Item 11—Quantitative and Qualitative Disclosures About Market Risk.
Critical Accounting Estimates
    For a discussion of our critical accounting policies please refer to Note 27—Significant Accounting Policies of our Audited Consolidated Financial Statements attached hereto.

Policy on Dividend Distributions

    The Company’s dividend policy is set by VEON’s board of directors, taking into account medium-term investment opportunities and our capital structure. For the years ended December 31, 2025, 2024 and 2023, we did not pay a dividend. We do not anticipate distributing dividends in the near future. We perceive ourselves as a growth company. For more information, see Note 20—Financial Risk Management--Capital Management and Note 23—Dividends Paid and Proposed to our Audited Consolidated Financial Statements. For a discussion of certain Bermuda law considerations in respect of dividend payments and bye-law provisions governing dividend distributions, see Item 10.B–Additional Information—Memorandum and Articles of Association—Dividends and Dividend Rights.
Research and Development
    We now have the capacity to launch 4G/LTE services in each of our operating companies. We have acquired new spectrum in several operating companies to boost our network capacity, enhance spectral efficiency and enable the launch of new radio access networks technologies. For a discussion of the risks associated with new technology, see Item 3.D—Risk Factors—Market Risks—We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
    Our directors, their respective ages, positions, dates of appointment and assessment of independence as of March, 1 2026 are as follows:

Name	Age	Position	First Appointed	Independent
Augie K Fabela II	60	Chairman of Board of Directors	2024 (as Chairman); 2022 (as member)	☒
Andrei Gusev	53	Director	2014	☒
Sir Brandon Lewis	54	Director	2024	☒
Duncan Perry	59	Director	2024	☒
Michael R. Pompeo	62	Director	2024
Michiel Soeting	63	Director	2022	☒
Kaan Terzioglu	57	Director (and Group CEO)	2023
The board of directors of VEON (“Board of Directors”) consisted of seven members, five of whom we deemed to be independent. We analyze the independence of the members of the Board of Directors in accordance with the NASDAQ listing rules, the rules promulgated by the SEC, as if those rules applied to us.
All members of the Board of Directors are elected by our shareholders at our annual general meeting through a cumulative voting process at such general meeting. Nominations to the board of directors were managed by its Remuneration and Governance Committee (“RGC”), which since the 2024 Annual General Meeting of Shareholders is led by Augie Fabela whom we deemed to be an independent member of the Board of Directors. The RGC looked to ensure that the membership of the Board of Directors consists of individuals with sufficiently diverse and independent backgrounds, who possess experience, knowledge, and expertise most relevant to our strategic priorities and challenges. All members of the Board of Directors possess suitable industry experience and have additionally been selected to provide the requisite experience necessary for the committees of our Board of Directors.
The members of our current Board of Directors were elected at the May 8, 2025 annual general meeting of shareholders (the “2025 AGM”) in accordance with our bye-laws. At the 2025 AGM, VEON shareholders re-elected all seven previously serving directors: Augie Fabela, Andrei Gusev, Sir Brandon Lewis, Duncan Perry, Michael R. Pompeo and Michiel Soeting, Kaan Terzioglu. All members of our Board of Directors serve in office until the next annual general meeting of shareholders of the Company in 2026, unless any members are removed from office or their offices are vacated in accordance with our bye-laws. Alternate directors will be summoned to act as regular directors in a temporary or permanent manner in case of absence, vacancy or demise. Of the seven members of the Board of Directors elected at the 2025 AGM five are deemed to be independent. In analyzing the independence of the members of the Board of Directors for this purpose, we are guided by the NASDAQ listing rules and the rules promulgated by the SEC.
We amend the bye-laws from time to time upon shareholder approval. Notably, at the annual general meeting of shareholders held on July 30, 2018, we amended and restated our bye-laws to, among other things, eliminate our two-tier board structure. As a result, we are now governed by a board of directors and our senior management team. Further, at the annual general meeting of shareholders held on June 29, 2023, we amended and restated our bye-laws to reduce the size of the Board of Directors to a minimum of five and maximum of nine board members and to allow the Board of Directors to delegate its powers to committees with responsibility for audit, board nomination and compensation, and such other committee as the Board of Directors deems necessary or appropriate. On May 31, 2024, we further amended and restated the bye-laws to correct a legacy formatting error and to standardize the wording enabling the Board of Directors to convene electronic meetings of shareholders.

Our bye-laws empower the Board of Directors to direct the management of VEON Ltd.’s business and affairs. They require that the Board of Directors approves important matters including, among others, the annual budget and audited accounts, organizational or reporting changes to the management structure, significant transactions and changes to share capital or other significant actions of the group of subsidiary companies for which VEON Ltd. is the ultimate parent entity. Further, the Board has implemented a “Group Authority Matrix” for use through the Group, at the HQ and operating company levels, which thoroughly defines its delegation to management and the matters which require Board approval. Additionally, under Bermuda law, the Board of Directors has the right to require that any matter be brought to the attention of the Board of Directors for approval and any member of the Board of Directors may bring forward an item for the agenda of a meeting of the Board of Directors. Together, these decision-making channels help to ensure that the Board of Directors provides appropriate oversight over matters relevant to the VEON Group.

Our senior management team is comprised of the Group Chief Executive Officer, the Group Chief Financial Officer and, the Group General Counsel. Our team of senior managers is focused on the management of the business affairs of VEON Group as a whole, including execution of our competitive strategy, driving financial performance and overseeing and coordinating Group-wide initiatives. On an annual basis, the senior management team, the Audit and Risk Committee (the “ARC”) and the Board of Directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into the business of the VEON Group through global policies and procedures.
As of March 1, 2026, the members of our senior management team, their respective ages, positions and dates of appointment were as follows:

Name	Age	Position	First Appointed
Kaan Terzioğlu	57	Group Chief Executive Officer	March 2020 (as co-CEO)
Sebastian Rice(1)	55	Group General Counsel	January 2026
Burak Ozer	54	Group Chief Financial Officer	January 2025
(1) A. Omiyinka Doris served as Group General Counsel during the reporting period until she stepped down from the role in June 30, 2025, following which Vitaly Shmakov served as acting Group General Counsel from July 1, 2025 to December 31, 2025. Sebastian Rice was appointed Group General Counsel effective January 1, 2026. .

See Note 24—Related Parties to our Audited Consolidated Financial Statements for the compensation details for our senior management team.

Board of Directors
Mr. Augie K Fabela II (Chairman) has served as a Director of VEON Ltd. since June 2022 and is considered an independent director. Mr. Fabela serves as Chairman of the Nomination Committee and is also a member of the Audit and Risk Committee and the Remuneration Committee. Previously, he served as Chairman of the Compensation and Talent Committee and the Strategy and Innovation Committee. Mr. Fabela also served on VEON Ltd.’s board from June 2011 to December 2012, during which time he was Chairman. In addition, he serves as a Board Member of Kyivstar Group Ltd., Ukraine’s leading digital operator and the first Ukrainian company to have its shares traded on a U.S. stock exchange. He is the Founder and Executive Chairman of FastForward.ai, a Silicon Valley-based tech company building and operating AI-driven e-commerce engagement platforms for consumer services enterprises. Since 2019, Mr. Fabela has served as a director and Finance Committee member at Shareability, Inc., a digital media and social brand storytelling firm. He actively serves on the boards of several philanthropic organizations dedicated to local and international education, science, law enforcement, and youth development. Mr. Fabela is the author of “The Impatience Economy: How Social Retail Marketing Changes Everything,” a book that explores how digital platforms and artificial intelligence are revolutionizing consumer expectations and reshaping business strategy. And author of "DECIDE" Tactical Crisis Decision Making. He earned both a Bachelor of Arts and Mater of Arts in international relations and international policy studies from Stanford University.
Mr. Andrei Gusev (Director) has served as a Director of VEON Ltd. since April 2014 and is considered an independent director. Mr. Gusev is currently a member of the Remuneration Committee and previously served as Chairman of the Finance Committee. Mr. Gusev has over 25 years of experience and deep financial expertise executing complex equity, debt and capital markets transactions across multiple geographies and sectors. From 2014, Mr. Guzev is part of the investment team in technology at LetterOne. He also brings extensive executive experience, having served as CEO of publicly listed food retailer, X5 Retail Group, from 2011 to 2012, and as a Management Board Member from 2006 to 2012. From 2001 to 2005, Mr. Gusev held a position at Alfa Group overseeing investment planning. Prior to that, he worked in consulting at Bain & Company and Deloitte Consulting. Mr. Gusev holds an MBA in Finance from the Wharton School at the University of Pennsylvania and graduated with honors from the Faculty of Applied Mathematics and Computer Science at Moscow State University.

Sir Brandon Lewis, CBE (Director) has served as a Director of VEON Ltd. since May 2024 and is considered an independent director. Sir Brandon is the Chairman of the VEON Remuneration Committee and a member of the VEON Nominations Committee. In addition, he serves as a board member of Kyivstar Group Ltd., Ukraine’s leading digital operator and the first Ukrainian company to have its shares traded on a U.S. stock exchange. Sir Brandon is also currently the Chairman of Trafalgar Strategy Ltd. and acts as a strategic advisor to LetterOne Holdings S.A., Civitas Investment Management Ltd., FM Conway Limited, and Thakeham Homes Limited. He is Chairman of the Henry Jackson Society, a foreign affairs think tank, and serves as a main board director. Additionally, he is a patron of the Adam Smith Institute, a UK-based free market think tank. Prior to his current roles, Sir Brandon served as Member of Parliament for Great Yarmouth and spent 10 years in the UK Government, including 5.5 years in Cabinet. His roles included Lord Chancellor and Secretary of State for Justice (2022), Secretary of State for Northern Ireland (2020–2022), Minister of State for National Security (2019–2020), and Cabinet Minister without Portfolio and Chairman of the Conservative Party (2018–2019). Between 2016 and 2018, he served as Minister of State for Policing and the Fire Service and later as Minister of State for Immigration and International Affairs. Earlier, he held roles as Minister of State (2014–2016) and Parliamentary Under Secretary of State for Communities and Local Government (2012–2016). Sir Brandon holds a BSc (Econ) and an LLB in Law from the University of Buckingham, as well as an LLM in Commercial Law from King’s College London. He is also a qualified Barrister of Law from the Inns of Court School of Law.

Duncan Perry (Director) has been a director of VEON Ltd. since May 2024 and we deem Mr. Perry to be an independent director. Mr. Perry serves as a member of the VEON Nominations Committee as well as the VEON Audit and Risk Committee. In addition, he also currently serves as a Board Member of Kyivstar Group Ltd., Ukraine’s leading digital operator and the first Ukrainian company to have its shares traded on a U.S. stock exchange. Mr. Perry currently serves as associate general counsel at LetterOne, prior to which he was a senior legal advisor at LetterOne. He is also chairman of the nonprofit organization SEO Connect Ltd. and a board member of the charity SEO London Ltd. Prior to this, Mr. Perry was a general counsel and entrepreneur who was involved in a number of projects, including being a founding team member and director of the UK-regulated fintech bank Kroo Bank. Mr. Perry was Global General Counsel at Barclays Wealth Asset Management for seven years, where he was a member of the Barclays Wealth executive committee and was responsible for legal and compliance risk across 24 jurisdictions. At Barclays, he was a member of several committees, including being the chair of the Risk and Reputation Committee. Mr. Perry also previously served as European COO and General Counsel of the hedge fund Amaranth LLC and European Head of Compliance (FIRC) at UBS Investment Bank, where he was also the global legal head of Syndicated Finance and Debt Trading. Prior to this, Mr. Perry was a banking lawyer at both Shearman & Sterling LLP and Allen & Overy LLP, in London and New York. Mr. Perry attended Exeter University, where he obtained a first class law degree. He is currently an adjunct lecturer at Exeter University Business School on the MSc fintech program.

Michael R. Pompeo (Director) has served as a Director of VEON Ltd. since May 2024. He is also currently a board member of Kyivstar Group Ltd., Ukraine’s leading digital operator and the first Ukrainian company to have its shares traded on a U.S. stock exchange. Secretary Pompeo served as the 70th U.S. Secretary of State from April 2018 to January 2021 and as Director of the Central Intelligence Agency from January 2017 to April 2018. He was elected to four terms in the U.S. Congress representing the Fourth District of Kansas. Since leaving government, Secretary Pompeo has remained active globally, advancing American interests. He currently serves as Executive Chairman of Impact Investments, a U.S.-based merchant bank providing strategic and financial advisory services and developing long-term partnerships with leading companies worldwide. Earlier in his career, Secretary Pompeo practiced law in business and tax litigation at Williams & Connolly for three years before founding Thayer Aerospace, where he served as CEO after raising capital to acquire assets in the aviation manufacturing supply chain. He later became President of Sentry International, an oilfield services and equipment company with operations in the U.S. and Canada. Secretary Pompeo graduated first in his class from the United States Military Academy at West Point in 1986 and served as a cavalry officer in the U.S. Army, leading troops patrolling the Iron Curtain. He left the military in 1991 and earned a law degree from Harvard Law School, where he served as an editor of the Harvard Law Review.

Mr. Michiel Soeting (Director) has served as a Director of VEON Ltd. since March 2022 and is considered an independent director. Mr. Soeting is Chairman of the VEON Audit and Risk Committee and also serves as a member of the VEON Nominations Committee. In addition, he is currently a Board Member of Kyivstar Group Ltd., Ukraine’s leading digital operator and the first Ukrainian company to have its shares traded on a U.S. stock exchange. Mr. Soeting has over 30 years of experience with KPMG, one of the world’s leading audit firms. During his tenure, he worked across EMEA, ASPAC, and the Americas, becoming a KPMG Partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, he served as Global Head of KPMG’s Energy and Natural Resources (ENR) sector and as Global Chairman of the KPMG ENR Board. Between 2009 and 2014, he was a member of the KPMG Global Markets Steering Committee, and from 2012 to 2014, he served on the European Resource Efficiency Platform of the European Commission. Since 2019, Mr. Soeting has held various oversight roles, including Director and Chair of the Audit Committee at Serica Energy plc (UK), member of the Advisory Board of Parker College of Business at Georgia Southern University (U.S.), and member of the Board of Governors of Reed’s Foundation (UK). Mr. Soeting graduated from Vrije Universiteit Amsterdam, where he completed his Doctoral studies in Economics and a postdoctoral degree in Accountancy. He also holds an MBA from Georgia Southern University (U.S.) and is a qualified Chartered Accountant in both The Netherlands and the United Kingdom.

Mr. Kaan Terzioğlu (Director) has served as Group Chief Executive Officer of VEON Group since June 2021 and was appointed as a Director of VEON Ltd. in June 2023. As Group CEO, Mr. Terzioğlu leads the executive teams of the Company’s digital operators, delivering connectivity and digital solutions that empower customers through services in digital finance, education, entertainment, health, and more while driving economic growth across the Company’s operating markets. Mr. Terzioğlu also serves as Executive Chairman and Board Member of Kyivstar Group Ltd., Ukraine’s leading digital operator and the first Ukrainian company to have its shares traded on a U.S. stock exchange. In addition, he is a Board Member of GSMA and currently chairs the GSMA Foundation Board. Prior to his current roles, Mr. Terzioğlu served VEON as Group Co-CEO (March 2020–June 2021), Group Co-COO (November 2019–March 2020), and as a member of the Board of Directors (July 2019–October 2019). He was also a Board Member of Digicel from July 2019 to March 2024. Before joining VEON, Mr. Terzioğlu held regional and global leadership roles in management consulting, technology, and telecommunications with Arthur Andersen, Cisco, and Turkcell in Belgium, the United States, and Turkey. In 2019, Mr. Terzioğlu received GSMA’s “Outstanding Contribution to the Industry” award for his leadership in creating a digital transformation model for the telecom industry and for his contributions to socially responsible business practices in telecommunications. He holds a Bachelor’s Degree in Business Administration from Boğaziçi University and is a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants).

Senior Management Team
    Mr. Sebastian Rice joined VEON as Group General Counsel as of January 1, 2026. He brings 30 years of international legal experience, having spent 24 years at Akin Gump. During his tenure, he held a number of senior leadership positions, including Partner-in-Charge of the firm’s London, Hong Kong and Geneva offices and Co-Head of the Corporate Practice. Sebastian has advised clients on complex cross-border corporate matters across multiple jurisdictions and has extensive experience in corporate law and governance. Mr. Rice holds a degree from Bachelor’s degree from Exeter University and studied at the University of Law.

Mr. Burak Ozer has served as Group Chief Financial Officer since January 2025. Mr. Ozer also serves as a Board Member of Kyivstar Group Ltd., Ukraine’s leading digital operator and the first Ukrainian company to have its shares traded on a U.S. stock exchange. Prior to his current role, Mr. Ozer served as Global CFO at Noventiq from 2022 to 2024 and as Vice President of Finance/CFO at Softline International from 2018 to 2022. Before that, he held several senior positions within the Xerox group of companies, including General Manager (Xerox Turkey) from 2014 to 2018, Financial Planning Director at

Xerox Developing Markets (UK) from 2006 to 2009, and Chief Financial Officer at Xerox CIT (Central Eastern Europe) from 2009 to 2014 in London, UK. Mr. Ozer began his career at Xerox as a Financial Analyst in Istanbul in 1997 and also worked for Xerox HQ operations in Connecticut, USA, from 2001 to 2003. He holds a degree from Istanbul Technical University and a Master’s degree in Business Management.

Mr. Kaan Terzioglu, as the Group Chief Executive Officer is also a member of the senior management team. Please see Item 6.A— Board of Directors for his resume details.
B. Compensation
This section describes the compensation arrangements and governance process applicable to the Company’s Board of Directors and Senior Management for the year ended December 31, 2025.

To ensure alignment between the compensation of the Board of Directors and senior management and the long‑term interests of the Company’s shareholders, the VEON Remuneration Committee (the “RemCo”) reviewed the compensation framework for both groups during the period. In conducting its assessment, the RemCo considered the competitive landscape, benchmarking against director and executive compensation at comparable companies, as well as prevailing best‑practice recommendations. Following this review, the Remuneration Committee provided recommendations to the Board regarding the appropriate compensation structure for the Board of Directors and senior management.

The Company incurred aggregate remuneration expense of approximately US$22 million in respect of services provided by our Board of Directors and senior managers during 2025. Remuneration paid to non‑executive members of the Board of Directors was determined in accordance with the Company’s established Board fee structure and was consistent with the applicable policies approved by the Board. For further information regarding director and senior management compensation, see Note 24 — Related Parties to our Audited Consolidated Financial Statements.

In 2025, the non-executive members of the Board of Directors did not receive any variable remuneration and did not participate in the Company’s short term or long-term incentive plans.

Incentive Plans

The Company maintains cash and equity based variable compensation arrangements (the “Incentive Plans”) applicable to members of its senior management team. These Incentive Plans form part of the Company’s overall remuneration framework and are designed to align management’s interests with the long‑term interests of the Company and its shareholders.

Awards under the Incentive Plans may consist of cash payments and/or equity based awards and are generally subject to applicable performance conditions, service requirements, and vesting provisions, as determined for each award cycle by the RemCo. Any payments or share issuances under the Incentive Plans are made following the completion of the relevant performance periods and in accordance with the applicable plan rules and award documentation.

See Note 24—Related Parties to our Audited Consolidated Financial Statements for further details of our various Incentive Plans.

Short-Term Incentive Plan

The Company provides a Short‑Term Incentive (“STI”) plan under which eligible participating employees may receive annual incentive compensation in the form of cash payments and share‑based awards. STI outcomes are determined based on performance against established key performance indicators (“KPIs”) measured over a one‑calendar‑year performance period.

Under the STI plan, the target award for the Group CEO is set at 125% of annual base salary, and for the other members of the senior management team at 100% of annual base salary. Target awards are generally structured to be delivered 50% in cash and 50% in VEON equity. The share‑based component, if granted, is subject to a two‑year restriction period following grant and is not subject to additional performance‑based vesting conditions. The maximum STI opportunity is capped at 150% of the on‑target award.

KPIs are determined annually by the RemCo at the beginning of the performance year and are assessed following the conclusion of the performance year, typically in the first quarter of the subsequent year. For the 2025 performance year, STI performance was assessed solely against financial performance criteria. The KPIs for 2025 comprised total revenue (30%), net profit from continuing operations (25%), equity free cash flow after licenses and leases (25%), and digital revenue (20%). Based on the Company’s performance against these measures, the RemCo confirmed that the overall targets for the year were overachieved.

Cash payouts under the STI plan are generally scheduled for March following the end of the performance year. Eligibility for payment is subject to continued active employment during the performance year, except in limited “good leaver” circumstances in which awards may be reduced on a pro‑rata basis. Awards are also subject to pro‑rata reduction where a participant commenced employment after the start of the performance year. Share‑based awards are also scheduled to be granted in March of the year following the performance year and are subject to the same eligibility and pro‑rata principles. All STI payouts and share grants remain subject to the final determination and approval of the RemCo, which retains full discretion in applying the STI plan rules and in determining the level of any award payouts.

Long-Term Incentive Plan

The objective of the Long-Term Incentive Plan (the “LTIP”) is to align the long‑term interests of the senior management team with those of the Company’s shareholders. Awards granted under the LTIP may take the form of equity‑settled or cash‑settled share‑based payments and generally vest over a three‑year period from the grant date.

Vesting of LTIP awards is subject to either:

•Market Performance Conditions: These conditions typically assess TSR relative to a defined peer group, based on the Company’s share price performance and dividends paid. In some cases, awards may instead be subject to an absolute share price (“ASP”) condition, under which vesting outcomes are determined by the achievement of specified share price hurdles.
•Non‑Market Performance Conditions: These conditions are generally linked to KPIs derived from the financial and operational results of the Company or the relevant affiliated entity. Key metrics may include total revenue, net profit, and equity free cash flow.

Awards subject to non‑market performance conditions may vest at up to 200% of the on‑target award. The determination of whether performance conditions have been met is subject to assessment and approval by the Company’s Remuneration Committee.

Deferred Share Plan

The Company operates a Deferred Share Plan (“DSP”), a share‑based payment arrangement established in 2021, which may be settled in either equity or cash. Under the DSP, the Company may, at its discretion, grant share awards to employees, senior management, and members of the Board at no cost to participants.

Vesting of awards under the DSP is determined at the time of grant and generally follows one of two schedules:

•Immediate Vesting: Awards vest in full on the grant date.
•Service‑Based Vesting: Awards vest over a defined service period, typically ranging from one to three years.

The specific terms of each award, including the applicable vesting schedule and the method of settlement, are subject to approval by the RemCo or the Board of Directors.

Umbrella Incentive Plan

In May 2025, the RemCo approved the VEON Ltd. Umbrella Incentive Plan (“UIP”). Following the Company’s HQ relocation from the Netherlands to the United Arab Emirates, the UIP establishes a flexible, market‑aligned framework that consolidates the 2021 Long‑Term Incentive Plan (“LTIP”) and the 2021 Deferred Share Plan (“DSP”) into a single incentive structure. The UIP is designed to support employee retention, reward performance, and further align participant incentives with shareholder interests. The plan replaces the LTIP and DSP for all future grants; awards previously granted under the LTIP or DSP will continue to vest in accordance with their original terms, and only awards issued after the UIP adoption date are granted under the UIP.

Awards granted under the UIP may be settled in equity or cash, as determined at the time of grant, and may vest subject to one or more of the following conditions:

•Market Based Performance Conditions: Market‑based performance conditions applicable to UIP awards may be based on either an absolute share‑price performance condition or a relative TSR condition. Under an absolute share‑price condition, vesting outcomes are determined with reference to predefined share‑price thresholds, each associated with a specified vesting level. Under a relative TSR condition, vesting is determined based on the Company’s TSR performance, calculated using share‑price appreciation and dividends paid, relative to a defined peer group. Awards granted in 2025 are subject to an absolute share‑price performance condition, under which different share‑price thresholds correspond to varying vesting levels, as established in the applicable award terms approved by the RemCo.
•Non‑Market Performance Conditions: Non‑market performance conditions are generally linked to key performance indicators (“KPIs”) tied to the financial and operational results of the Company or, where relevant, the employing affiliated entity. Such KPIs may include, among others, total revenue, net profit, cash upstreaming, and equity free cash flow. Awards subject to non‑market performance conditions may vest at up to 200% of the on‑target award. Achievement of the applicable performance conditions and the resulting vesting outcomes are assessed and approved by the Remuneration Committee.
• Service‑based Conditions: Awards not subject to performance conditions vest either immediately upon grant or over a specified service period, typically ranging from one to three years, subject to the participant’s continued employment.

Executive Shareholding Requirements

The Company has established minimum shareholding requirements for members of the senior management team. The Group CEO is required to maintain a shareholding with a value equivalent to six times annual base salary and must continue to meet this requirement for a period of two years following cessation of employment. The remaining members of senior management team are each required to maintain a shareholding with a value equivalent to two times annual base salary and are not subject to a post‑employment shareholding obligation.

These shareholding requirements are intended to promote alignment between the long‑term interests of key management and those of the Company’s shareholders by encouraging a meaningful personal investment in the Company’s equity. The application and ongoing monitoring of these requirements are subject to oversight by the RemCo.

Malus and Clawback Policy

The Company has implemented certain malus and clawback policies which are applicable to both short‑term and long‑term incentive awards. Under such policies, the Company may reduce or recover incentive awards in the event of fraud, gross negligence, or other defined triggering events committed by an employee. These policies further, allows the Company to reduce or cancel awards before they have vested or been paid. Clawback provisions apply after vesting or payment and permit the recovery of awards for a period of three years following vesting or payment.

In addition, effective October 2, 2023, the Company adopted a Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) which specifically applies to incentive‑based compensation (i.e., compensation granted, earned, or vested wholly or in part based on the attainment of financial reporting measures, including stock price and TSR). Under this policy, if the Company is required to restate its financial statements, it may recover from any “Executive Officer” (as defined in the Clawback Policy) the portion of incentive‑based compensation received that exceeds the amount that would have been awarded had such compensation been determined based on the restated financial results.

Indemnification and Insurance

Pursuant to our by‑laws, we indemnify and hold harmless our directors and senior managers from and against all actions, costs, charges, liabilities, losses, damages, and expenses arising in connection with any act done, concurred in, or omitted in the execution of our business or in the performance of their duties, or purported duties, or in their respective offices or trusts, to the extent permitted by applicable law. We may also advance funds to our directors and officers to cover costs, charges, and expenses incurred in defending civil or criminal proceedings related to their role or actions taken in their capacity as a director or officer of the Company. This indemnity does not apply (and any amounts advanced must be repaid) if an allegation of fraud or dishonesty is proven against the relevant director or officer. We have also entered into separate indemnification agreements with our directors and senior managers that provide protection on substantially the same terms as those set out in the by‑laws.

We maintain insurance on behalf of our senior managers and members of the Board of Directors covering liability arising from actions taken in their capacities as senior managers or directors. We have not entered into any service contracts with current members of the Board of Directors that provide for benefits upon termination of service. In 2025, we did not make any payments to the Board of Directors related to termination of employment, nor did we make any payments in respect of pension obligations, early retirement arrangements, or sabbaticals. We do not maintain any pension, retirement, or similar benefit plans for members of the Board of Directors or senior managers. Further, there are no loans, advances, or guarantees outstanding on behalf of any director of the Company.

Vested deferred share awards January 1, 2025 to December 31, 2025

Individuals	Award	No of ADRs awarded	Vesting Date

Other Key Management Personnel	STI 2024 Grant	4,754	April 28, 2025

Long Term Incentive Plan Share Awards

Award in ADRs	2025	2024	2024	2023

Award Name	LTIP 2025—2027	LTIP 2024—2026	One-off award	LTIP 2023—2025
Applicable plan rule	Umbrella Incentive Plan	Long-Term Incentive Plan	Long-Term Incentive Plan	Long-Term Incentive Plan
Date awarded	May 14, 2025	April 9, 2024	January 10, 2024	March 15, 2023
Vesting date	December 31, 2027	December 31, 2026	July 31, 2024	December 31, 2025
ADR price at grant	US$48.95	US$23.26	US$19.53	US$15.00
Performance Target	A three-year rolling plan linked to ASP condition with different share price hurdles triggering different vesting levels.	A three-year rolling plan with relative TSR performance measured against a selected peer group of 20 telecom companies. Absolute TSR must be positive.	A one-time conditional award tied to a performance target.	A three-year rolling plan with relative TSR performance measured against a selected peer group of 20 telecom companies. Absolute TSR must be positive.
Performance Achieved			Performance Target has been satisfied and the award has vested	Performance Target has been satisfied at maximum target levels

Individuals
Chief Executive Officer VEON Group	203,141	240,169	128,050	306,852
Other Key Management Personnel	36,831	178,126	0	228,742*
* The number includes an award of 105,573 ADRs that was awarded on July 19, 2023, with an ADR price at grant date of US$19.16.

Senior Management Service contracts
All service contracts with our senior managers are of a permanent nature and do not specify a fixed end date. The employment agreements provide for post-termination non-compete obligations of 12 months. Under the terms of their employment agreements, all current senior managers may give notice no earlier than 180 days, and the Company may give notice to executives no earlier than 180 days. No member of our senior management team is entitled to contractual severance under their employment arrangements.
C. Board Practices
VEON Ltd. is governed by our Board of Directors, consisting of seven directors. In accordance with the bye-laws, the Board of Directors has delegated to the Group CEO the power to manage the business and affairs of the company, subject to certain material business decisions reserved for the Board of Directors or shareholders as specified in our bye-laws in our bye-laws. The Group CEO and the Group CEO's leadership team manage and operate the Company on a day-to-day basis. The Board of Directors may appoint such other senior executives and/or managers as the Board may from time to time determine.

We operate under a decentralized governance model, delegating to each VEON operating company considerable authority to leverage local insight and operate their businesses independently. Group policies, such as our Group Authority Matrix establish clear decision-making parameters, reporting and other requirements to govern how our operating companies make business decisions. The resulting framework is one under which, each operating company is accountable for operating its own business subject to suitable oversight, review and approval by their respective operating company boards, the senior management team and our Board of Directors; while at the same time being obligated to operate in accordance with Group policy and controls framework.
The Board of Directors has established a number of committees to support it in review and fulfillment of the Board’s oversight and governance duties. The charters establishing these committees set out the purpose, membership, meeting requirement, authorities and responsibilities of the committees.
VEON’s risk assessment framework follows the criteria set forth in ‘Enterprise Risk Management–Integrating with Strategy and Performance’–2017, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Through VEON’s Enterprise Risk Management (“ERM”) framework, we aim to identify, assess, manage, monitor, and report risks that could jeopardize the achievement of our strategic objectives. Annually, senior management, the ARC, and the Board of Directors review and define the VEON Group’s risk profile for the categories of risk we encounter in operating our business, which is integrated into the business through Group-wide policies and procedures. Our senior management team reviews significant risks assessed and prioritized under the ERM framework. Top VEON Group risks are reported to the Board of Directors and, at least quarterly, to the ARC. Risk assessment is supported by business risk committees (“BRCs”), where leadership from each country of operation informs VEON Group management of local risk assessments during the year. Meetings of operating company boards (“OpCo Boards”) further enable Group management to assess and discuss risks and developments across countries of operation. Through oversight of OpCo Boards and BRCs, and with ARC support, the Board of Directors maintains suitable but independent oversight of the ERM framework.

Committees of the Board of Directors
The Board of Directors has established a number of committees to support it in review and fulfillment of the Board of Director’s oversight and governance duties. The charters establishing these committees set out the purpose, membership, meeting requirements, authorities and responsibilities of the committees.

As of March 1, 2026, the committees of our Board of Directors consist of: the Audit and Risk Committee (“ARC”), the Remuneration Committee (“RemCo”) and the Nomination Committee (“NomCo”). Our Board of Directors and committees meet at least quarterly. In 2025, our Board of Directors met twelve times, the ARC met six times, the RemCo met nine times and the NomCo met four times . Each director who served on our Board of Directors during 2025 attended at least 83.33% of the meetings of the Board of Directors and committees on which he served that were held during his tenor on our Board.
Prior to the 2025 AGM, our Board of Directors’ committees consisted of the Audit and Risk Committee and the Remuneration and Governance Committee. In 2025, the RGC met eight times prior to its dissolution.
Audit and Risk Committee
The charter (“Charter”) of our ARC provides that each committee member is required to satisfy the requirements of Rule 10A-3 of the Exchange Act and the rules and regulations thereunder as in effect from time to time. The ARC is primarily responsible for the following: ensuring the integrity of the Company’s financial statements and its financial reporting to any governmental or regulatory body and the public; monitoring the Company’s audit process; reviewing the qualifications, engagement, compensation, independence and performance of the company’s independent auditors, their conduct of the annual audit of the Company’s financial statements and their engagement to provide any other services; overseeing the Company’s process for monitoring compliance with legal and regulatory requirements as well as the Company’s corporate compliance codes and related guidelines, including the code of conduct; assessing the Company’s systems of enterprise risk management and internal controls (including oversight over the Company IT and cybersecurity policies); directing the Company’s capital structure, the Company’s Group level tax strategy; the Company’s compliance program; and evaluating the government relations risk of the Group.

The current members of the ARC, Michiel Soeting (chairman), Augie K Fabela II and Duncan Perry, are expected to serve until the 2026 annual general meeting.
Remuneration Committee

According to the Charter of our RemCo, the RemCo is responsible for overseeing the performance, selection, re-appointment, early termination (whether by mutual consent or otherwise) and compensation of the Group CEO and other members of the senior management team, the chief executive officers of all operating subsidiaries of the Company and such other senior positions as the Committee may determine from time to time. The RemCo also periodically assesses director compensation and participation in benefit/incentive plans and provides its recommendations in respect of the same to the Board of Directors. Additionally, the RemCo has overall responsibility for approving and evaluating the Board of Directors, executive and employee compensation and benefit/incentive plans, policies and programs and supervising the administration of the VEON Group’s equity incentive plans as well as other compensation and benefit/incentive programs; and also advises the Board on the Company’s overall culture and values, talent management and succession planning programs, including by periodically assessing the substance and considering overall employee feedback and other measurements of effectiveness.

The current members of the RemCo, Sir Brandon Lewis (chairman), Andrei Gusev and Augie K Fabela II, are expected to serve until the 2026 annual general meeting.

Nomination Committee

According to the Charter of the NomCo, the NomCo is responsible for assisting and advising the Board of Directors in discharging its responsibilities with respect to nominating directors for election to the Board and fulfillment of the Board’s corporate governance responsibilities. Accordingly, the NomCo is responsible for (a) identifying individuals qualified to serve as members of the Board of Directors and recommending to the Board of Directors suitable candidates for election or re-election to the Board of Directors, (b) making recommendations to the Board of Directors concerning committee structure, membership and operations (including the delegation of responsibility to subcommittees), (c) developing and advising the Board on the adoption of suitable corporate governance practices, and (d) evaluating the performance of the Board of Directors and its committees.

The current members of the NomCo, Augie K Fabela II (chairman), Michiel Soeting, Sir Brandon Lewis and Duncan Perry, are expected to serve until the 2026 annual general meeting.

See Item 10.B—Memorandum and Articles of Association for further details of our Board practices and governance framework.
D. Employees
The following chart sets forth the number of our employees as of December 31, 2025, 2024 and 2023, respectively:

	As of December 31,
	2025	2024	2023
Pakistan	5,602	5,408	5,252
Bangladesh	1,128	1,204	1,251
Ukraine	5,295	4,230	4,054
Uzbekistan	2,005	1,933	1,827
Kazakhstan	4,829	4,698	4,295
HQ	79	86	96
Others	0	468	431
Total*	18,938	18,027	17,206
*From time to time, we also employ external staff, who fulfill a position at the company for a temporary period. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them in our employee totals for each year.

The following chart sets forth the number of our employees as of December 31, 2025 according to geographic location and our estimates of main categories of activities:

	As of December 31, 2025
Category of activity(1)	Pakistan	Ukraine	Kazakhstan	Uzbekistan	Bangladesh
Executive and senior management	21	49	16	15	8
Engineering, construction and information technology	725	2,074	1,701	625	322
Sales, marketing and other commercial operations	3,158	1,253	1,832	634	563
Finance, administration and legal	519	415	266	152	106
Customer service	683	1,070	680	282	33
Other support functions	496	434	334	297	96
Total	5,602	5,295	4,829	2,005	1,128

(1) A breakdown of employees by category of activity is not available for our HQ segment.
(2) The headcount figures for Pakistan are presented on a consolidated basis and include employees of Jazz (PMCL), JazzCash and MMBL.
(3) The headcount figures for Ukraine are presented on a consolidated basis and include employees of Kyivstar, Uklon, KyivstarTech UTC, KGL, Sunvin, and Helsi.
(4) The headcount figures for Kazakhstan are presented on a consolidated basis and include employees across the Group’s local holding, telecommunications, enterprise, Fintech, entertainment business and technology operations including QazCode.
(5) The headcount figures for Uzbekistan are presented on a consolidated basis and include employees of AdTech, Beelab, and Unitel.

We believe we maintain overall good relations with the employees across all of our operations. For our personnel employed by Group-level entities, we have established a joint works council for VEON Ltd, VEON Holdings B.V., VEON Amsterdam B.V., and VEON Wholesale Services B.V. as the Group was previously headquartered in the Netherlands prior to relocating its headquarters to the DIFC. It has consultation or approval rights in relation to a limited number of decisions affecting our employees working at this location. In addition, our employees in Ukraine are represented by unions or operate collective bargaining arrangements.

E. Share Ownership
In February 2025, two cash‑settled awards, equivalent to 500,000 and 273,825 common shares, which had vested in April 2024 and June 2024 respectively and were originally scheduled for release one year after vesting, were approved for accelerated settlement prior to March 15, 2025. These awards were settled through a gross cash payment to a Board Member, representing full and final settlement.
In March 2025, an equity award comprising 1,644,025 common shares granted to Group CEO vested under the 2021 DSP. The award was originally granted in March 2023 as the 50% equity‑settled portion of the Group CEO’s 2022 STI and vested upon satisfaction of the required two‑year service condition. The vested shares were transferred to the Group CEO on July 24, 2025.
In April 2025, a one‑off service‑based equity award of 250,000 common shares was granted to a member of the senior management team under the DSP. The award is subject to graded vesting, with 50% vesting on March 31, 2026 and the remaining 50% on March 31, 2027.

Also in April 2025, a member of the senior management team received an equity‑settled award of 118,850 common shares under the DSP, which vested immediately upon grant. This award represented the 50% equity‑settled portion of the participant’s 2024 STI.

In May 2025, the Group CEO and another member of the senior management team were granted an LTI (“LTI”) (2025–2027 award comprising an aggregate 5,999,300 common shares under the UIP. These awards are subject to a market‑based vesting condition tied to the achievement of an absolute share‑price target and have a three‑year vesting period, with vesting scheduled for December 31, 2027.

In June 2025, a member of the senior management team irrevocably and unconditionally surrendered, for no consideration, an equity‑settled LTI 2024–2026 award of 2,055,292 common shares granted under the 2021 LTI. The award was cancelled and lapsed immediately. In connection with the cancellation, a special equity‑settled award of 685,000 common shares was granted to the same member of key management under the UIP. This replacement award is subject to service‑based vesting, with 40% vesting on February 28, 2026, 40% on October 31, 2026, and the remaining 20% on January 31, 2027.

In August 2025, two equity‑settled vested awards equivalent to 500,000 and 273,825 common shares were transferred to a Board Member. These awards were originally granted in April 2024 under the DSP and vested immediately upon grant. The shares were transferred following expiry of the relevant restriction periods and upon reaching the agreed release dates.

In September 2025, a total of 2,729,000 common shares were transferred to the Group CEO under the 2021 LTIP. These shares were originally granted on January 10, 2024 and vested on July 31, 2024 upon achievement of the applicable performance conditions. Transfer to the Group CEO occurred following the expiry of the Regulation‑S Category 3 restriction period in August 2025.

In January 2026, the RemCo determined that the TSR performance condition under the LTI 2023–2025 plan (granted in March 2023 with a vesting date of December 31, 2025) had been achieved at the maximum vesting level. As a result, 7,671,300 common shares vested for the Group CEO and 2,639,235 common shares vested for a former member of the senior management team. These vested shares were transferred following the expiration of the applicable 40‑day Regulation‑S Category 2 restriction period in February 2026.

As of March 1, 2026, we understand that the CEO beneficially owned more than one percent of VEON Ltd. common shares.

Position	Class of Securities	Number of Shares Beneficially Owned	Percentage of Class	Basis of Beneficial Ownership
Chief Executive Officer, VEON Group	Common Shares	19,519,625	1.06%	Includes vested and transferred equity awards held directly

As of March 1, 2026, no other member of the senior management team or Board of Directors individually beneficially owned more than 1% of any class of our capital stock.

Unless otherwise indicated, references to common shares in this section are presented on a 25:1 basis relative to the Company’s American Depositary Shares (“ADSs”) traded on the Nasdaq.

For more information regarding share ownership, including a description of applicable stock-based plans and options, see Note 24—Related Parties to our Audited Consolidated Financial Statements.

F. Disclosure of action to recover erroneously awarded compensation
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
    The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of March 1, 2026, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of March 1, 2026, we had 1,849,190,667 issued and outstanding common shares. None of our major shareholders has different voting rights.

Name	Number of VEON Ltd. Common Shares	Percentage of VEON Ltd. Issued and Outstanding Shares
LPE Middle East Limited(1)	840,625,000	45.46%
Stichting Administratiekantoor Mobile Telecommunications Investor (2)	145,947,562	7.89%
Lingotto Investment Management LLP(3)	151,102,350	8.17%
Shah Capital Management, Inc.(4)	122,381,300	6.62%

(1) As reported on Schedule 13D, Amendment No. 21, filed on December 18, 2025, by LPE Middle East Limited ("LPE"), L1TS (Cyprus) Ltd ("L1TS"), and Letterone Investment Holdings S.A (“LIHS”) with the SEC. LIHS and its affiliates have engaged in an internal reorganization. As part of that reorganization, on December 18, 2025, 840,625,000 shares of common stock were transferred by L1T VIP Holdings S.a r.l., an indirectly wholly owned subsidiary of LIHS, to LPE. LIHS is the sole shareholder of L1TS; L1TS is the sole shareholder of LPE. Accordingly, each of LPE, L1TS and LIHS may be deemed to have sole power to direct the voting and disposition of the 840,625,000 common shares held for the account of LPE. As of December 18, 2025, L1T VIP Holdings S.a r.l. and Letterone Core Investments S.a r.l. ceased to beneficially own more than 5% of VEON's outstanding common shares.

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
(3) As reported on Schedule 13G Amendment No. 3 filed on November 14, 2025, by Lingotto Investment Management LLP (“Lingotto”) with the SEC, Lingotto is the direct beneficial owner of 6,044,094 ADSs, representing 151,102,350 common shares. Lingotto, which acquired the aforementioned common shares, is 99.7% owned by Lingotto Investment Management (UK) Limited (“Lingotto UK”). Lingotto UK is a wholly owned subsidiary of Exor N.V. (“Exor”), which in turn is controlled by Giovanni Agnelli B.V. (“Giovanni”), in such capacity, each of Giovanni, Exor, Lingotto UK and Lingotto may be deemed to be the beneficial owner of the 6,044,094 VEON Ltd. ADSs, representing 151,102,350 VEON Ltd. common shares held for the account of Lingotto.
(4) As reported on Form 13F, filed on January 15, 2026, by Shah Capital Management, Inc. (“SCM”), SCM holds 4,895,252 ADS, representing 122,381,300 common shares. As reported on Schedule 13D, filed on October 21, 2024, by SCM, Shah Capital Opportunity Fund LP (“SCOF”) and Himanshu H. Shah (“Shah”), Shah may be deemed beneficial owner of 4,950,027 ADS, representing 123,750,675 common shares (of which 41,812 ADS, representing 1,045,300 common shares are held with sole voting power by Shah), of which SCM may be deemed beneficial owner of 4,908,215 ADS, representing 122,705,375 common shares and SCOF may be deemed beneficial owner of 4,630,000 ADS, representing 115,750,000 common shares.

The following table sets our shareholders of record according to our register of members maintained in Bermuda, as of March 1, 2026:

Name	Number of VEON Ltd. Common Shares	Percentage of VEON Ltd. Issued and Outstanding Shares
BNY (Nominees) Limited*	387,651,403	20.96%
Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V.	540,681,227	29.24%
LPE Middle East Limited	840,625,000	45.46%
*Held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADR program.

As of March 1, 2026, 46 record holders of VEON Ltd.’s ADRs, holding an aggregate of 142,799,400 common shares (representing approximately 7.96% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States.
Changes in Percentage Ownership by Major Shareholders
LPE, in accordance with the ownership as set out in the notes to the major shareholders table above, acquired its shareholding through an internal reorganization. As per Schedule 13D, Amendment No. 21, filed with the SEC on December 18, 2025, by LPE, L1TS and LIHS, 840,625,000 shares of common stock were transferred on December 18, 2025 by L1T VIP Holdings S.a r.l., an indirectly wholly owned subsidiary of LIHS, to LPE.
    Lingotto, in accordance with the ownership as set out in the notes to the major shareholders table above, has increased its shareholding in VEON in the last three years. As per the Schedule 13F, dated February 4, 2025 filed with the SEC, Lingotto held 143,510,950 common shares up until November 14, 2025.

As per the most recent Schedule 13G Amendment No. 3, dated November 14, 2025, Lingotto is the direct beneficial owner of 6,044,094 VEON Ltd. ADSs, representing 151,102,350 common shares. This represents an increase of approximately 0.41% of the total outstanding common shares of VEON as at March 1, 2026

SCM, in accordance with the ownership as set out in the notes to the major shareholders table above, became a major shareholder of VEON in 2023, after not having reported holdings above 5% in VEON prior to 2023. As reported on Form 13F, filed on January15, 2026, SCM holds 4,895,252 ADS, representing 122,381,300 common shares, which shareholding represents a decrease of approximately 0.06% of the total outstanding common shares of VEON from January 22,2025 to March 1, 2026.

As reported on Schedule 13G, filed on October 4, 2024, Helikon Investment Limited (“Helikon”) held 93,584,855 VEON Ltd. common shares (including 2,788,955 ADSs representing 69,723,875 common shares), which shareholding represented approximately 5.06% of the total outstanding common shares of VEON Ltd. as of September 30, 2024. On a Schedule 13G/A filed on February 5, 2026, Helikon reported that it held 344,522 ADSs representing 8,613,050 VEON Ltd. common shares which shareholding represents approximately 0.46% of the total outstanding common shares in VEON Ltd. as of March 1, 2026.
B. Related Party Transactions
In addition to the transactions described below, the VEON Group has also entered into transactions with related parties as part of its day-to-day operations. These mainly relate to ordinary course telecommunications operations, such as interconnection, roaming, retail and management advisory services, as well as development of new products and services. Their terms vary according to the nature of the services provided thereunder. VEON Ltd. and certain of its subsidiaries, from time to time, may also enter into general services agreements with each other relating to the conduct of business and financing transactions within the VEON Group.
For more information on our related party transactions, see Note 24—Related Parties to our Audited Consolidated Financial Statements.
Registration Rights in respect of VEON Ltd. shares
    The Registration Rights Agreement (“Registration Rights Agreement”), as amended, between VEON Ltd., Telenor East and certain of its affiliates, LetterOne Investment Holdings S.A., a société anonyme incorporated under the laws of Luxembourg and LetterOne, a société à responsibilité limitée incorporated under the laws of Luxembourg, requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders’ party to the Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities. Pursuant to the Registration Rights Agreement, we formerly filed a registration statement on Form F-3 with the SEC using a “shelf” registration process. However, our shelf registration is no longer in effect.

We have also agreed to endeavor to include any applicable VEON common shares awarded to Impact Investments that are not freely tradable on any registration statement filed by VEON Ltd. or any of its subsidiaries under the Securities Act during the term of the 2024 Agreement (defined below) and for 12 months following its termination. See—Impact Investments below for further information about the 2024 Agreement.

Board of Directors
    Compensation paid to the Board of Directors is disclosed in Item 6.B —Compensation.
During the 2025, 2024 and 2023 reporting years and through the date of this Annual Report on Form 20-F, none of our Board of Directors have been involved in any material related party transactions with us, except as disclosed below in relation to Impact Investments.

Impact Investments
Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024 serves as Executive Chairman and a partner of Impact Investments LLC (“Impact Investments”). As a result, we have treated our transactions with Impact Investments as related party transactions. On June 7, 2024, we entered into the 2024 Agreement with Impact Investments, which will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of VEON). On June 7, 2024, we also entered into a termination letter with Impact Investments in connection with a letter agreement between the Company, JSC Kyivstar and Impact Investments dated November 16, 2023, and subsequently awarded shares pursuant to the termination letter. Michael Pompeo was appointed to the Board of Directors of Kyivstar Group Ltd. on August 14, 2025. As of December 31, 2024, US$3.9 million was recharged to the Kyivstar Group and as of December 31, 2025, US$1.6 million was recharged to the Kyivstar Group.
See Note 24—Related Parties—Agreement with Impact Investments LLC for Strategic Support and Board Advisory Service to our Audited Consolidated Financial Statements for more information about our transactions with Impact Investments and Item 19—Exhibits—Exhibit 4.10 of this 20-F for the 2024 Agreement, which includes Warrant A, Warrant B and Warrant C.
Kyivstar Group
The below is a summary of related party transactions with Kyivstar Group Ltd. and its subsidiaries.
The Seller Loan Note
In relation to the Business Combination, and pursuant to the Business Combination Agreement, Kyivstar Group issued a promissory note dated August 13, 2025 (the "Seller Loan Note") for a principal amount of US$178,410,269 (the "Principal Amount") to VEON Amsterdam B.V., as partial consideration for the sale of the issued and outstanding equity in VEON Holdings B.V.. in exchange for newly issued Common Shares of Kyivstar Group. Interest will accrue on the Principal Amount at 10% per annum commencing on, and including, the execution date of the Seller Loan Note, until, but excluding, the date on which the entire Principal Amount is fully paid. The maturity date for the Seller Loan Note is August 12, 2026.

Registration Rights Agreement in respect of Kyivstar Group Ltd. shares

On August 14, 2025, pursuant to the Business Combination Agreement, Kyivstar Group entered into a registration rights agreement (the “Registration Rights Agreement”) with Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC. and VEON Amsterdam B.V., pursuant to which Kyivstar Group agreed to register for resale the Common Shares held by Cohen Circle Sponsor I, LLC, Cohen Circle Advisors I, LLC., certain shareholders of Cohen Circle and VEON Amsterdam B.V., ( the “Registration Rights Holders”). Registration Rights Holders have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Kyivstar Group Common Shares. The Registration Rights Agreement will terminate on the earlier of (a) the five-year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Registration Rights Holder, on the date that such holder no longer holds any registrable securities (as such term is defined in the Registration Rights Agreement).

Ukraine Tower Company Agreements

To operate its telecommunications business, JSC Kyivstar predominantly uses the network infrastructure of UTC, which is wholly owned by VEON through a sister company of Kyivstar Group Ltd. UTC was established as a separate infrastructure company following a carve-out transaction which separated such assets from JSC Kyivstar.

JSC Kyivstar provides certain shared services to UTC under service agreements relating to accounting, corporate legal, treasury, procurement, warehousing and logistics, technical documentation processing, budget planning, compliance, car fleet management and global relations. JSC Kyivstar and UTC also share a single enterprise resource planning system under separate licenses, and JSC Kyivstar leases certain IT equipment, vehicles and office facilities to UTC pursuant to sub-lease agreements. UTC has approximately 170 full-time employees, with JSC Kyivstar currently providing additional HR support to UTC amounting to an equivalent of 32 full-time employees, 25 of which provide accounting services. Such human resources cost is compensated to JSC Kyivstar by UTC based on service agreement terms. Furthermore, JSC Kyivstar management occasionally advises the UTC management team in negotiations in respect of agreements that UTC enters into with third parties. Transactions between UTC and JSC Kyivstar are intercompany transactions and are eliminated on consolidation in VEON’s consolidated financial statements.

Despite VEON's ownership of UTC, Kyivstar Group nevertheless maintain an arm’s-length commercial relationship with UTC via a series of principles and MTA terms, including unified commercial pricing principles for all tenants. The lease agreement that are in place with UTC (Lease Agreement No. 427392, dated August 25, 2021 (the “MLA”)) has an initial term of seven years, with subsequent renewal options for seven years each, each renewal being on an “all or nothing” basis, meaning the entire agreement must be accepted as a whole. The anchor tenant receives a 20% discount to the base anchor fee if a third-party tenant occupies part of the same side of the tower. There is also a volume discount of 30% when the total number of sites the tenant occupies is over 5,000. The payments are made monthly in arrears, and electricity is charged to the anchor tenant on a pass-through basis. In the year ended December 31, 2025, we paid US$72.6 million in fees to UTC, compared to US$60.7 million in the year ended December 31, 2024.

In addition to the MLA, there is also a Framework Sale and Purchase Agreement (Agreement No. 5000032, dated August 20, 2021 (the “Framework SPA”)). According to the Framework SPA, JSC Kyivstar must sell equipment with certain specifications to UTC. The sale price is determined under separate individual agreements. Initially, the total consideration of the Framework SPA was defined as UAH 641,250,000 (excluding VAT). On July 5, 2022, the parties signed Additional Agreement No. 2, which stated that the total consideration of the Framework SPA was increased to UAH 1,480,000,000 (excluding VAT). However, the exact total price of the Framework SPA shall be ultimately defined as the total price of all the individual agreements concluded between JSC Kyivstar and UTC pursuant to the Framework SPA. To execute each individual agreement, UTC must notify JSC Kyivstar when a given piece of equipment is ready for sale. Initially, the Framework SPA was set to expire on April 30, 2023, but the agreement was extended until at least March 31, 2026, as per Additional Agreement No. 5, dated November 11, 2024. For the years ended December 31, 2024 and 2025, UTC paid approximately US$0.4 million and US$0.7 million, respectively.

General Services Agreement
On November 21, 2018, JSC Kyivstar and VEON entered into a service agreement, pursuant to which VEON provides JSC Kyivstar with a range of general support services, including technical and technology support, commercial operations, strategic planning, legal and regulatory advice, tax consulting, treasury operations and human resources services.
This agreement was effective through December 31, 2023 and was extended until December 31, 2028. Fees under the agreement were based on services provided. Nothing was paid under this agreement in the years ended December 31, 2023. In the year ended December 31, 2024, JSC Kyivstar agreed to compensate VEON for approximately US$2.6 million of the amounts due under the General Services Agreement using credit funds.
On December 17, 2025, JSC Kyivstar and VEON entered into a support services agreement, with effect from March 7, 2025, pursuant to which VEON provides JSC Kyivstar with a range of services related to corporate advice, including financial advisory and reporting, treasury operations, tax, legal, corporate development, human resources, procurement, board and secretarial services, investor relations, and government relations. Fees under this agreement are due annually against invoices issued by VEON.

Agency and Services Agreement
On April 23, 2020, JSC Kyivstar and VEON Wholesale Services B.V., a subsidiary of VEON, entered into a service agreement for international roaming and telecommunications services. The services provided by VEON Wholesale Services B.V. included managing roaming tariffs, negotiating and managing framework wholesale agreements and roaming agreements, providing technology management and consulting on retail roaming product development. This agreement was terminated March 31, 2024. The cost for these services was determined quarterly based on a formula that considered JSC Kyivstar's roaming costs and revenues, as well as those of the VEON. Nothing was paid under this agreement in the year ended December 31, 2023. In the year ended December 31, 2024, VEON was paid approximately $4.4 million pursuant to this agreement.
Indemnification agreement with respect to VEON Group's legacy bonds
Prior to the listing of Kyivstar Group Ltd., VEON Amsterdam B.V. and Kyivstar Holdings B.V. entered into an indemnity agreement pursuant to which the VEON Group would provide for any payments needed to be made by Kyivstar Holdings B.V. should any holders of the VEON group's old notes come forward to exchange. See Note 14 and “Dutch Statutory Demerger of Kyivstar Holdings B.V. and Consent Solicitations”
C. Interests of Experts and Counsel
    Not required.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
    See Item 18—Financial Statements and the financial statements referred to therein.
Legal Proceedings
For a discussion of legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, see Note 9—Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements. See also, Item 3.D—Risk Factors—Regulatory, Compliance and Legal Risks for information about certain risks related to current and potential legal proceedings.
Policy on Dividend Distributions
    The Company’s dividend policy is set by the Board of Directors, taking into account medium-term investment opportunities and our capital structure. For the years ended December 31, 2025, 2024 and 2023, we did not pay a dividend. We do not anticipate distributing dividends in the near future. We perceive ourselves as a growth company. For a discussion of our policy on dividend distributions, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resource—Policy on Dividend Distributions and Note 20—Financial Risk Management—Capital Management and Note 23—Dividends Paid and Proposed to our Audited Consolidated Financial Statement.

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
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
    Each of our ADSs currently represents 25 of our common shares. We listed our ADSs on the NASDAQ Capital Market on September 10, 2013, our listing was transferred to the NASDAQ Capital Market on October 5, 2022 and subsequently transferred to Nasdaq Global Select Market on December 18, 2025. Our common shares were listed on Euronext Amsterdam from April 4, 2017 through November 25, 2024, when we voluntarily delisted. See Note 1—General Information to our Audited Consolidated Financial Statements.
B. Plan of Distribution
    Not required.
C. Markets
    Our ADSs are listed and traded on the NASDAQ Global Select Market under the symbol “VEON.”
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

Under certain circumstances specified in the Deposit Agreement, holders of common shares may convert such shares to ADSs listed on NASDAQ Global Select Market.
We do not have any securities reserved for allocation to any group of targeted investors, except those held by Group entities and distributed as part of share-based compensation arrangements.

D. Selling Shareholders
    Not required.
E. Dilution
    Not required.
F. Expenses of the Issue
    Not required.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
    Not required.
B. Memorandum and Articles of Association
We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not comprehensive and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to our further amended bye-laws, which were approved by our shareholders on June 2, 2021 amended by our shareholders on June 29, 2023 and again by resolution of our shareholders passed on May 31, 2024.
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
Share Capital
    As of December 31, 2025, the authorized share capital was US$1,849,190.67, divided into 1,849,190,667 common shares, par value US$0.001, of which all 1,849,190,667 common shares were issued and outstanding. All issued and outstanding shares are fully paid. See Note 21—Issued Capital and Reserves to our Audited Consolidated Financial Statements.

    Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, for such time as we have authorized but unissued share capital our Board of Directors has the power to issue up to 5% of the total authorized capital of the Company as common shares on such terms and conditions as the Board of Directors may determine. This limitation does not apply to the issue of shares in connection with employee compensation awards. In March 2024, we issued 4.99% of our previously unissued share capital to VEON Holdings for the purposes of subsequent allocation to satisfy awards under the company's existing and future equity incentive-based compensation plans, as well as to meet certain other employee, consultant and other compensation or incentive requirements (such shares were subsequently transferred to other HQ holding entities prior to the listing of Kyivstar Group Ltd.). We currently have zero authorized but unissued shares. Any increase in our authorized share capital requires the approval of in excess of 50% of the shares voted (a “simple majority”) at a shareholders’ meeting (a “general meeting”).

    We may increase, divide, consolidate, change the currency or denomination of or reduce our share capital with the approval of a simple majority of our shareholders voting in general meeting.
    We may also purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the Board of Directors may determine. All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by VEON Ltd. in treasury. Under Bermuda law, any shares acquired and held by a subsidiary of VEON Ltd. do not constitute treasury shares and therefore remain issued and outstanding. As of December 31, 2025, we held zero shares in treasury. For more information about our issued capital and reserves and earnings per share calculation, see Note 21—Share Capital and Reserves and Note 22— Earnings Per Share to our Audited Consolidated Financial Statements respectively.
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

Shareholders’ Meetings
    Shareholders’ meetings (also known as general meetings) are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of shares as of the record date for the shareholder meeting may attend and vote at such shareholder meeting, or appoint a proxy to attend and vote in their stead.
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
•the appointment of an auditor;
•removal of directors;
•any issue of securities of the Company described under NASDAQ Listing Rule 5635 (Shareholder Approval) (or any successor thereto) other than for any stock option plans or other equity compensation plans or in any other circumstance described under NASDAQ Listing Rule 5635(c) (Equity Compensation) (or any successor thereto);
•any question proposed for the consideration of the shareholders at any general meeting may be decided by the affirmative votes of a simple majority of the votes cast, except for:
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

Transfer Restrictions
    For such time as our common shares are fully paid and our ADSs listed on the NASDAQ Global Select Market (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), there are no Bermuda law transfer restrictions applicable to our common shares. Were any of our common shares to not be fully paid, our bye-laws permit the Board of Directors to decline to register a transfer. At such time as our ADSs cease to be listed on the NASDAQ Global Select Market (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), the Bermuda Exchange Control Act 1972 and associated regulations require that the prior consent of the Bermuda Monetary Authority be obtained for any transfers of shares.
Foreign Shareholders
    Our bye-laws have no requirements or restrictions with respect to foreign ownership of our shares.
Board of Directors
    VEON Ltd. is governed by our Board of Directors. Subject to certain material business decisions that are reserved to the Board of Directors, in our bye-laws, the Board of Directors generally delegates day-to-day management of our company to our CEO.

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
Business Combination Agreement Regarding Kyivstar

On March 18, 2025, Kyivstar Group, Cohen Circle Acquisition Corp. I (“Cohen Circle”), VEON Amsterdam B.V. (“VEON Amsterdam”), Kyivstar Holdings and Varna Merger Sub Corp. entered into a business combination agreement pursuant to which VEON Amsterdam sold Kyivstar Holdings, the direct parent of JSC Kyivstar, to Kyivstar Group and Varna Merger Sub Corp. merged with and into Cohen Circle, with Cohen Circle as the surviving company and becoming a wholly owned subsidiary of Kyivstar Group. The Business Combination was completed on August 14, 2025. Upon completion of the Business Combination in August 2025, the common shares and warrants of Kyivstar Group, the parent company of Kyivstar, were listed on Nasdaq under the ticker symbols “KYIV” and “KYIVW,” respectively. A copy of this agreement was filed as Exhibit 4.9 to the Annual Report on Form 20-F filed with the SEC on April 25, 2025.
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
    For the purposes of Bermuda exchange control regulations, for such time as our ADSs remain listed on NASDAQ Global Select Market or our common shares are listed on an appointed stock exchange, there are no limitations on the issue and free transferability of our common shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific prior consent of the Bermuda Monetary Authority.
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

Material Bermuda Tax Considerations
In December 2023, Bermuda introduced the Corporate Income Tax Act, in line with the Pillar Two tax rules, for financial years commencing on or after January 1, 2025. The Bermuda corporate income tax of 15% (“CIT”) applies only to qualifying “constituent entities” that are members of multinational groups with revenues of at least EUR750 million in at least 2 of the preceding 4 financial periods. Throughout the financial year ending December 31, 2025, VEON was tax resident outside Bermuda: Since December 19, 2024, VEON has been tax resident in Dubai, United Arab Emirates. As VEON has been and continues to be both managed and controlled in the jurisdiction of its tax residency and has no fixed place of business in Bermuda through which group business was carried on during the 2024 financial year, VEON is not classified as a “constituent entity” and is therefore outside the scope of CIT.

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
Dutch Tax Considerations
This summary is on the basis that VEON Ltd. is considered to be exclusively tax resident in the UAE (reference is made to the first paragraph of the Section “UAE Tax Considerations” included below), and that, consequently, it is not a tax resident nor a deemed tax resident company of the Netherlands for Dutch domestic tax law and tax treaty purposes.

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
•corporate holders of ADSs or common shares which qualify for the participation exemption (deelnemingsvrijstelling) or which qualify for participation credit (deelnemingsverrekening). Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption or participation credit if it represents an interest of 5% or more of the nominal paid-up share capital;
•has a substantial interest in VEON Ltd. or a deemed substantial interest in VEON Ltd. for Dutch tax purposes. Generally, you hold a substantial interest if (a) you either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster children) or of those of your partner for Dutch tax purposes own or are deemed to own, directly or indirectly, ADSs or common shares representing 5.0% or more of the shares or of any class of shares of VEON Ltd., or rights to acquire, directly or indirectly, ADSs or common shares representing such an interest in the shares of VEON Ltd. or profit participating certificates relating to 5.0% or more of the annual profits or to 5.0% or more of the liquidation proceeds of VEON Ltd., or (b) your ADSs or common shares, rights to acquire ADSs or common shares or profit participating certificates in VEON Ltd. are held by you following the application of a non-recognition provision; or
•holders of ADSs or common shares which are not considered the beneficial owner (uiteindelijk gerechtigde) of these ADSs or common shares or the benefits derived from or realised in respect of these ADSs or common shares;
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

iyou derive profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative your ADSs or common shares are attributable; or
iiyou derive profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise your ADSs or common shares are attributable.

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

Dividend Withholding Tax

All dividend payments made by VEON Ltd. under the ADSs or common shares may be made free of withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Gift and Inheritance tax

Dutch gift or inheritance taxes will not be levied on the occasion of the transfer of the ADSs or common shares by way of gift by, or on the death of, a holder of ADSs or common shares, unless:
ithe holder of the ADSs or common shares is, or is deemed to be, resident in the Netherlands for the purpose of the relevant provisions; or
iithe transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions.

Value Added Tax

In general, no Dutch value added tax will arise in respect of payments in consideration for the issue of the ADSs or common shares or in respect of a cash payment made under the ADSs or common shares, or in respect of a transfer of the ADSs or common shares.

Other Taxes and Duties

No Dutch registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable by a holder in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of the ADSs or common shares.

UAE Tax Considerations
Since December 19, 2024, VEON has established its tax residency in the UAE through being effectively managed and controlled in the DIFC. The below summary is on the basis that VEON Ltd. a UAE tax resident company.

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

The UAE currently imposes withholding tax at a 0% rate on certain categories of State Sourced Income (“State Sourced Income”), which includes income from the disposal of shares of a UAE entity. There is currently no registration and/or reporting obligation imposed.

General

Under current UAE law, no personal income or other taxes or stamp or other duties are imposed in the UAE upon the issue, transfer or sale of our common shares or ADSs representing common shares or on any payments in respect of our common shares or ADSs representing common shares.

Dividend Withholding Tax

The UAE currently imposes withholding tax at a 0% rate on certain categories of State Sourced Income. The payment of dividends from a UAE entity are not defined as State Sourced Income and therefore not subject to withholding tax.

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
As of December 31, 2025, the largest currency exposure risks for our group were in relation to the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakhstani tenge and the Uzbekistani som, because the majority of our cash flows from operating activities in Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these local currencies, respectively, while significant portion of our debt, if not incurred in or hedged to the aforementioned currencies, is denominated in U.S. dollars.
    Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. As part of such strategy, we hold part of our debt in Pakistani rupee, Bangladeshi taka and other local currencies which aids in reducing balance sheet mismatches, We also selectively enter into foreign exchange derivatives if and when possible. We hold approximately 63% of our cash and bank deposits in U.S. dollars in order to hedge against the risk of local currency devaluation. Nonetheless, if the U.S. dollar value of the Pakistani rupee, the Bangladeshi taka, the Uzbekistani som, the Kazakhstani tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations. In accordance with our policies, we do not enter into any foreign exchange hedging activities of speculative nature.

    For more information regarding our translation of foreign currency-denominated amounts into U.S. dollars and our exposure to adverse movements in foreign currency exchange rates, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation and Note 20—Financial Risk Management to our Audited Consolidated Financial Statements.
    For more information on risks associated with currency exchange rates, including those associated with the ongoing war in Ukraine, see Item 3.D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.
    The following table summarizes information, as of December 31, 2025, regarding the maturity of the part of our bank loans and bonds for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of bank loans and bonds denominated in foreign currency outstanding as of December 31,			Fair Value as of December 31,
	2025	2026	2027	2025
Total debt:
Fixed Rate (in US$ millions)	233	77	4	239
Average interest rate	4.6%	4.4%	3.1%	—
TOTAL	233	77	4	239

As of December 31, 2025, 63% of the group’s bank loans and bonds portfolio is fixed rate debt.
    For more information on our market risks and financial risk management for derivatives and other financial instruments, see Note 18—Investments, Debt and Derivatives and Note 19—Financial Risk Management to our Audited Consolidated Financial Statements.
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

For ADS holders, the Ratio Change had the same effect as a one for twenty five reverse ADS split. No new Shares were issued in connection with the Ratio Change and the ADSs continue to be traded on the NASDAQ Capital Market under the symbol “VEON” until the listing was transferred to NASDAQ Global Select Market on December 18, 2025.

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

    An evaluation was carried out under the supervision of and with the participation of our management, including our Group CEO and Group CFO of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based upon such evaluation, our Group CEO and Group CFO have concluded that as of December 31, 2025, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Group CEO and Group CFO, as appropriate, to allow timely decisions regarding required disclosure. There are, however, inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The disclosure controls and procedures as relates to the publicly-listed Kyivstar Group Ltd. may be different than that described above following Kyivstar Group Ltd.’s listing in August 2025. For a discussion of Kyivstar Group Ltd.’s controls and procedures, please refer to its most recent Annual Report on Form 20-F (which, for avoidance of doubt, is not incorporated by reference).

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
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment, our management has utilized the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act. Based on such assessment, our internal control over financial reporting as of December 31, 2025, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
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

As permitted under SEC staff interpretive guidance for newly acquired businesses, we have excluded Uklon, together with its subsidiaries—which was acquired by JSC Kyivstar in April 2025—from the scope of management’s assessment of internal control over financial reporting. Uklon represented approximately 2% of our consolidated total assets and 2% of our consolidated revenue as of and for the year ended December 31, 2025.

Attestation Report Independent Registered Public Accounting Firm
VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2025, a copy of which appears in Item 18—Financial Statements.
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

ITEM 16B. CODE OF ETHICS
    VEON has a Group-wide Code of Conduct (the “Code”) which applies to all VEON employees, officers and directors, including its principal executive officer, principal financial officer, and principal accounting officer or controller, at both the HQ-level and in our operating companies. The Code includes a code of ethics, as defined in this Item 16.B of Form 20-F under the Exchange Act. The Code aims to deter wrongdoing and promote honest and ethical conduct in compliance with applicable laws and regulations and sets forth the framework and principles in key areas, including our zero tolerance for bribery, designed to ensure we adhere to the highest standards of ethical conduct. The Code is endorsed by the Board of Directors and senior management team, who are responsible for setting the tone from the top and promoting ethical conduct across the VEON Group. The Code is available on our website at http://www.veon.com, under “We are VEON /Values and Culture” (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F)

The Code is supported with a portfolio of Group policies which set out minimum standards and requirements for all VEON Group companies and VEON personnel. The Code establishes the Company’s commitment to providing a safe and secure workplace and builds awareness of potential safety risks and how they should be managed. These core principles are detailed in the Company’s Group People Policy including employee matters such as, but not limited to, health and safety guidelines, engagement and well-being, and diversity and inclusion.

The Business Partner Code of Conduct establishes requirements and compliance responsibilities for each of our business partners (including vendors, suppliers, agents, contractors, consultants, intermediaries, resellers, distributors, third party service providers) with respect to local laws, regulations, rules, policies and procedures. The VEON Group also has dedicated compliance professionals throughout our HQ and operating companies who manage and enforce our VEON Group policies. Violations of the Code or related VEON Group policies may result in disciplinary action, up to and including termination of employment or business relationships, as indicated in the relevant policy and permitted by applicable law. We also have a “Speak Up” mechanism which provides an avenue for good-faith reporting of potential violation of Group policy or applicable law to senior management. VEON strictly prohibits retaliation against any individual who reports concerns in good faith. The Business Partner Code of Conduct is available on our website at http://www.veon.com, under “We are VEON /Values and Culture” (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F). When required, we will disclose on our website at the same address any amendment to or waiver of the Code, including any implicit waiver, that our board of directors may grant.

Our zero tolerance for bribery and corruption is further laid out in our Anti-bribery and Corruption policy. This policy lays out the risks relating to bribery and corruption, highlights our personnel’s responsibilities under anti-corruption laws and Group policies and provides the tools and support necessary to identify and combat such bribery and corruption risks. Our zero tolerance for bribery and corruption is further reflected in our Anti-Bribery and Corruption Policy. This policy outlines bribery and corruption risks, highlights our personnel’s responsibilities under applicable anti-corruption laws and Group policies, and provides tools and guidance to help identify, prevent, and address such risks. The Guidelines for OpCo Corporate Social Responsibility (CSR) Strategies and Social Contributions set out the principles, controls, and restrictions applicable to social contributions, including enhanced caution and review in cases where counterparties, beneficiaries, or related stakeholders may have political, public-sector, governmental, or religious links. Other related policies include the Anti-Money Laundering and Counter-Terrorist Financing Policy (AML/CTF Policy), Sanctions and Export Controls Policy, Conflict of Interest Policy, Third Party Risk Management Policy, and Group Contracting Framework, among others.

We conduct third-party due diligence and compliance checks as part of the selection, screening, engagement, retention, and monitoring of all third parties with whom we seek to do business. We also conduct sanctions and restricted party screenings and checks against our “red-flag vendors list” and assign the screened party a risk-based evaluation. We then monitor the relevant business partner throughout the course of the relationship to ensure compliance with applicable laws and our policies.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

UHY LLP (PCAOB ID: 1195 ) (“UHY”) has served as our independent public accountants for the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by UHY LLP and their member firms for the year ended December 31, 2025 and 2024.

	Year ended December 31,
(In millions of U.S. dollars)	2025	2024
Audit Fees	8.7	8.2
Total	8.7	8.2

Audit Fees
Audit fees consist of fees for professional services performed in connection with the audit of our year-end financial statements, including Sarbanes-Oxley Section 404 attestation. Audit fees also include services such as reviews of interim financial results and services normally provided in connection with regulatory filings.
Audit-Related Fees
    Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our interim financial results and are not reported under “Audit Fees.” There were no audit-related fees for the year ended December 31, 2025 and 2024.
Tax Fees
    None.
All Other Fees
    None.
Audit Committee Pre-Approval Policies and Procedures
    The Sarbanes-Oxley Act of 2002 requires VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit and risk committee (ARC) pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. The ARC pre-approved the engagement terms and fees of UHY and its affiliates for all services performed for the fiscal years ended December 31, 2025, 2024 and 2023.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
    None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period[1][2]	Total Number of ADSs Purchased [3]	Average Price Paid per ADS	Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January 1, 2025 to January 28, 2025	493,849 ADS (equivalent to 12,346,225 common shares )	US$45.44	493,849 ADS (equivalent to 12,346,225 common shares )	$39.79
March 25, 2025 to March 31, 2025	25,929 ADS (equivalent to 648,225 common shares)	US$45.61	25,929 ADS (equivalent to 648,225 common shares)	$33,817,465.80
April 1, 2025 to April 30, 2025	306,709 ADS (equivalent to 7,667,725 common shares)	US$42.65	306,709 ADS (equivalent to 7,667,725 common shares)	$20,783,546.84
May 1, 2025 to May 22, 2025	399,377 ADS (equivalent to 9,984,425 common shares)	US$52.04	399,377 ADS (equivalent to 9,984,425 common shares)	$12.99
June 18, 2025 to June 30, 2025	237,520 ADS (equivalent to 5,938,000 common shares)	US$41.79	237,520 ADS (equivalent to 5,938,000 common shares)	$24,074,444.34
July to July, 30, 2025	465,529 ADS (equivalent to 11,638,225 common shares)	US$51.60	465,529 ADS (equivalent to 11,638,225 common shares)	$1,053,927.84
August 1, 2025 to August 4, 2025	19,549 ADS (equivalent to 488,725 common shares)	US$53.91	19,549 ADS (equivalent to 488,725 common shares)	$6.53
November 17, 2025 to November 28, 2025	88,174 ADS (equivalent to 2,204,350 common shares)	US$51.33	88,174 ADS (equivalent to 2,204,350 common shares)	$30,474,336.11
December 1, 2025 to December 31, 2025	155,718 ADS (equivalent to 3,892,950 common shares)	US$51.33	155,718 ADS (equivalent to 3,892,950 common shares)	$22,480,830.34
January 1, 2026 to January 31, 2026	161,896 ADS (equivalent to 4,047,400 common shares)	US$53.83	161,896 ADS (equivalent to 4,047,400 common shares)	$13,765,974.08
February 1, 2026 to February 28, 2026	145,845 ADS (equivalent to 3,646,125 common shares)	US$54.20	145,845 ADS (equivalent to 3,646,125 common shares)	$5,861,291.85
[1] On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS, previously announced on August 1, 2024. This first phase of the buyback, which completed on January 27, 2025 was in the amount of up to US$30 million to be repurchased by VEON Holdings B.V. or VEON Amsterdam B.V., On March 20,2025 the Company announced that it would shortly commence the second phase of the share buyback program in an amount up to US$35 million. Both the US$30 million first phase and US$35 million second phase are part of the Company’s larger plan to execute a share buyback program of up to US$100 million. On June 17, 2025, the Company commenced the third phase of the share buyback program in an amount of up to US$35 million which was completed on August 1, 2025. VEON acquired 722,588 ADSs for a total consideration of US$35 million as part of this third phase of buyback. Following this, VEON completed its US$100 million share buyback program. Under the program, VEON repurchased 2.14 million ADSs at an average repurchase price of US$46.55 per ADS. On November 10, 2025, VEON announced that its Board of Directors had authorized buyback programs for up to US$100 million of the Company’s ADSs and/or outstanding bonds. Allocation between the two will be determined by prevailing market conditions. The Company may choose to allocate the US$100 million either wholly to the ADS buyback or wholly to the bonds buyback, or may choose to split the US$100 million between the two buyback programs. On November 14, 2025, VEON commenced the execution of the aforementioned US$100 million ADS buyback program in an amount of up to US$35 million. As of March 1, 2026, the Company had repurchased an aggregate of 551,633ADSs under this program for a total consideration of approximately US$29.14 million, representing approximately 83.3%% of the authorized amount, at an average repurchase price of US$52.82 per ADS.
[2] Based on settlement date.

[3] The US$30 million first phase, the US$35 million second phase and the US$35 million third phase of the buybacks were conducted on the open market pursuant to a 10b5-1 plan signed with a registered broker-dealer, and in compliance with Rule 10b-18. The subsequent buyback completed under the US$ 100 million buyback program announced by the Company on November 10, 2025 were conducted on the open market pursuant to a 10b5-1 plan signed with a registered broker-dealer, and in compliance with Rule 10b-18.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On May 8, 2025, we appointed UHY as our independent registered public accounting firm for the year ending December 31, 2025.
During our two most recent fiscal years and up to the date of their appointment, we did not consult with UHY regarding any item that would require disclosure under Item 16F(a)(2)(i) or (ii) of Form 20-F.
ITEM 16G. CORPORATE GOVERNANCE
VEON is committed to delivering high standards of corporate governance. Our governance structure is designed to promote integrity in everything we do and reinforces integrity by providing appropriate oversight over the decisions we make and the actions we take. We are committed to responsible and effective governance as well as regulatory and legal compliance as core elements of our culture.
VEON appreciates the importance of good corporate governance in supporting the delivery of our strategy. We also recognize our duties to comply with the requirements of our ultimate parent entity, an exempted Bermuda company, limited by shares, with ADSs listed on NASDAQ. We aspire to implement best practice in corporate governance as appropriate to our company structure and operating model.

Our corporate governance practices policies, including our Group Authority Matrix (“GAM”) and bye-laws establish clear rules of governance, including clarity over which matters require approval of our shareholders and our Board of Directors, declaration of interest requirements, and director and management duties and obligations. The GAM operationalizes our decentralized governance and decision-making model. Under this model, our operating companies are empowered with the authority and accountability to manage their connectivity and digital businesses which allows them to optimize local market insight with group-level expertise and business acumen, as well as providing suitable operational oversight. The GAM further sets authority limits that trigger the requirement for OpCo Board, Group-level management or the Board of Directors’ approval to ensure there is appropriate oversight across each of our operating companies.

The corporate governance practices of Kyivstar Group Ltd. and its subsidiaries may be different than those described below following Kyivstar Group Ltd.’s listing in August 2025. For a discussion of Kyivstar Group Ltd.’s corporate governance practices, please refer to its most recent Annual Report on Form 20-F (which, for avoidance of doubt, is not incorporated by reference).

Observance of Home Country Practice

VEON is a “foreign private issuer” under U.S. securities laws and, therefore, we comply with the corporate governance rules applicable to foreign private issuers listed on the NASDAQ Global Select Market (NASDAQ Capital Market and prior to December 18, 2025). As a result, we are permitted to follow “home country practice” in Bermuda in lieu of the provisions of NASDAQ’s corporate governance rules, provided that we: (1) have a qualifying audit committee under NASDAQ listing rule 5605(c)(3); (2) ensure that our audit committee’s members meet the independence requirement under NASDAQ listing rule 5605(c)(2)(A)(ii); and (3) comply with the voting rights requirements under NASDAQ listing rule 5640.
    In accordance with NASDAQ listing rule 5615(a)(3)(B), the following is a summary of the “home country practices” in Bermuda that we follow in lieu of the relevant NASDAQ listing rules based on our updated committee structure adopted at our 2023 Annual General Meeting of Shareholders and following our updated committee charters in place from August 1, 2023.

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
Executive Sessions
    NASDAQ listing rule 5605(b)(2) requires that the independent directors, as defined in the NASDAQ rules, of a U.S. company listed on the NASDAQ Global Select Market (and NASDAQ Capital Market prior to December 18, 2025) meet at regularly scheduled executive sessions at which only such independent directors are present. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement and our internal corporate governance rules and procedures do not currently require independent directors to meet at regularly scheduled executive sessions.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
    Not required.
ITEM 16J. INSIDER TRADING POLICIES
The Company has adopted an insider trading policy (the “Insider Trading Policy”) that aims to ensure compliance with applicable insider trading laws, rules, regulations and applicable listing requirements. The Insider Trading Policy governs the purchase, sale and other dispositions of VEON’s securities by directors, senior management and employees. All employees (including temporary and secondees), directors, contractors, consultants, agents, advisors, and other authorized representatives of the VEON Group (collectively, “VEON Group Personnel”) are subject to the Insider Trading Policy. A copy of this VEON Group Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

The VEON Group Insider Trading Policy defines inside information (“inside information”) as non-public information that could significantly affect the price of VEON securities if made public.
Under the policy, VEON Group Personnel with Inside Information are prohibited from:

1.conducting or attempting to conduct any transactions, directly or indirectly, involving VEON Securities for their own account or for the account of a third party, including amending or canceling an order involving VEON Securities; and
2.advising, “tipping”, or otherwise assisting third parties (including family and friends) in trading VEON Securities.

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

ITEM 16K. CYBERSECURITY
In addition to routine system improvements, the major DBSS migration program in Kazakhstan has reached a critical milestone. By the end of 2025, approximately 1.5 million subscribers were successfully migrated, with no material service disruption and full operational continuity. The migration was completed in accordance with quality and performance benchmarks, demonstrating the robustness of the transition framework and readiness of the platform. The program is now entering its final phase, with the remaining B2C subscriber base migration planned for completion in the upcoming stage. This phased approach allows controlled risk exposure, operational stabilization, and continuous monitoring of performance metrics. In Uzbekistan, preparatory work, improvements, installations, and testing for the transition were carried out in 2025. The B2C transition is planned for March 2026. Transition work for the B2B portion will continue in 2026 and 2027.
We strive to become an information security certified company through reworking all of our cybersecurity standards to provide tactical cybersecurity guidance in accordance with ISO 27001 and certain process handbooks (especially risk management and incident management handbooks) at each of our operating companies. In order to enhance collaboration across the VEON Group, we commenced a new roadmap initiative to enhance alignment and transparency between HQ and our operating company cybersecurity teams. We have conducted several collaboration sessions with various operating company teams to identify potential improvement areas and to align on a future roadmap plan with special focus placed on potential cybersecurity threats. In December 2023, we engaged an independent external service provider to assess the maturity and compliance level of our HQ information security management system against industry standard ISO 27001 and achieved ISO 27001 certification in September 2024. Our operating companies in Bangladesh, Ukraine and Pakistan were recertified under ISO 27001 (Information Security Management System) in 2023. Our operating company in Kazakhstan similarly obtained ISO 27001 certification in early 2023. Further, in 2024, our micro financing subsidiary in Mobilink Bank’s initiatives achieved ISO 27001 in 2025 with solid commitment and support provided from the management team and our Uzbekistan operating company has similarly launched initiatives to become ISO 27001 complaint in 2025. Our Bangladesh operating company also has also implemented multiple Tier I (“Tier I”) systems at its disaster recovery site to ensure service availability where the primary site is affected by a cyber-attack or other disaster. In 2024, we conducted penetration tests in each of our operating companies to identify vulnerabilities which may pose serious cybersecurity risks to the Group. In addition, June and July 2024 we commissioned an independent third party service provider to perform a cyber security maturity assessment on all VEON group entities against the US National Institute of Standards and Technology (NIST) Cyber Security Framework (CSF) to qualitatively and factually assess each OpCos (“OpCos”) cybersecurity process and capabilities against industry best practices. The aim of the NIST CSF assessment was to get a better understanding of the cybersecurity maturity level at each of our operating companies to facilitate the development of a targeted cyber security plan for each operating company based on its assessed cybersecurity maturity level. Following, the NIST assessment, each operating company was issued a set of recommendations specific to that operating company to address each domain in the NIST cybersecurity framework in order to achieve the desired maturity level. The implementation of such recommendations was monitored and tracked at the HQ level. Our Ukrainian operating company also continued the implementation of certain recommendations and specific actions to harden access management following a project launched in December 2023.
Cybersecurity Products

Our advanced capabilities enable our operating companies to offer IT, cybersecurity, and big data and artificial intelligence‑based products as part of their B2B portfolios. Our advanced IT and big data services portfolio includes data‑driven marketing solutions (“AdTech”), risk‑scoring models, geo‑analytics, video and audio analytics, cybersecurity‑as‑a‑service offerings, private industrial networks, and integration and cloud infrastructure services. In addition, several of our enterprise digital products integrate cybersecurity features within their products and service offerings. For additional information on our cybersecurity products, see Item 4.B—Business Overview.

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

VEON maintains a structured and consistent approach to the evaluation, escalation, and documentation of cybersecurity incidents, designed to ensure timely response, operational resilience, and audit‑ready governance across all severity levels. Cybersecurity events are identified through continuous technical monitoring and reports from its operational companies. Each event is formally assessed and labelled either as a false positive or a confirmed incident, with the rationale documented in all cases. This ensures that even immaterial or low‑impact events are retained for analysis, quality assurance, and continuous improvement. Confirmed incidents are systematically categorized by type and classified by severity using a standardized matrix that considers operational disruption, potential business impact, and data sensitivity. This classification determines the applicable runbook, response actions, and internal escalation requirements. Escalation is handled as an internal operational control based on severity thresholds and investigative findings, with notification and decision‑making pathways defined in incident‑specific runbooks. Incidents may therefore be escalated internally without any implication of public or regulatory disclosure, particularly where incidents are immaterial. Documentation is embedded throughout the entire incident lifecycle. VEON records alert evaluations, incident details, response actions, communications, forensic evidence, and decision rationales from detection through resolution. Following closure, each incident is subject to a full incident report, an incident handling review, and lessons‑learned analysis, with outputs used to strengthen detection capabilities, update threat intelligence, and enhance response processes. All incidents, regardless of materiality or disclosure status, are retained in a centralized repository to support audit readiness, trend analysis, and ongoing risk management.

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

ITEM 18. FINANCIAL STATEMENTS
    The financial information required by this Item 18, together with the audit reports of UHY LLP, is set forth on pages F-1 through F-88.

ITEM 19. Exhibits

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd., Further Amended on May 31, 2024	20-F	001-34694	1.1	10/17/2024
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	04/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary	20-F	001-34694	2.1	04/25/2025
2.2	Revised Form of American Depositary Receipt to reflect the ADS ratio change	424B3	333-164781	1	3/13/2023
2.3	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.4	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.5	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016
2.6	Description of Securities Registered Under Section 12 of the Exchange Act	20-F	001-34694	2.6	10/17/2024
2.7	Amended and Restated Trust Deed US$6,500,000,000 Global Medium Term Note Programme dated 7 September 2021 by VEON Holdings B.V. as Issuer and Citibank, N.A., London Branch as Trustee	20-F	001-34694	2.7	10/17/2024
2.8	Second Supplemental Trust Deed dated 7 April 2025 by VEON Holdings B.V. as Issuer, VEON MidCo B.V. as Substitute Issuer, VEON Amsterdam B.V. as New Guarantor and Citibank, N.A., London Branch as Trustee relating to 3.375% Senior Unsecured Notes due 2027 issued under the US$6,500,000,000 Global Medium Term Note Programme	20-F	001-34694	2.8	04/25/2025
2.9	Final Terms dated 29 May 2024, of VEON Holdings B.V. Issue of US$908,775,000 3.375% Senior Unsecured Notes due 2027 under the US$6,500,000,000 Global Medium Term Note Programme	20-F	001-34694	2.9	10/17/2024
2.10	Final Terms dated 25 June 2024, of VEON Holdings B.V. Issue of US$92,474,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024) under the US$6,500,00,000 Global Medium Term Note Programme	20-F	001-34694	2.10	10/17/2024

2.11	Final Terms dated 17 July 2024, of VEON Holdings B.V. Issue of US$3,631,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024 and US$92,474,000 3.375% Senior Unsecured Notes due 2027 issued on 26 June 2024) under the US$6,500,000,000 Global Medium Term Note Programme	20-F	001-34694	2.11	10/17/2024
2.12	Final Terms dated 23 August 2024, of VEON Holdings B.V. Issue of US$3,958,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing US$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024, US$92,474,000 3.375% Senior Unsecured Notes due 2027 issued on 26 June 2024 and US$3,631,000 3.375% Senior Unsecured Notes due 2027 issued on 17 July 2024) under the US$6,500,000,000 Global Medium Term Note Programme	20-F	001-34694	2.12	10/17/2024
2.13	Final Terms dated 6 November 2024, of VEON Holdings B.V. Issue of U.S.$4,845,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing U.S.$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024, U.S.$92,474,000 3.375% Senior Unsecured Notes due 2027 issued on 26 June 2024, U.S.$3,631,000 3.375% Senior Unsecured Notes due 2027 issued on 17 July 2024 and U.S.$3,958,000 3.375% Senior Unsecured Notes due 2027 issued on 23 August 2024) under the U.S.$6,500,000,000 Global Medium Term Note Programme	20-F	001-34694	2.13	10/17/2024	*
2.14
Final Terms dated 19 June 2025, of VEON MidCo B.V. Issue of U.S.$290,000 3.375% Senior Unsecured Notes due 2027 (to be consolidated and form a single Series with the existing U.S.$908,775,000 3.375% Senior Unsecured Notes due 2027 issued on 29 May 2024, U.S.$92,474,000 3.375% Senior Unsecured Notes due 2027 issued on 26 June 2024, U.S.$3,631,000 3.375% Senior Unsecured Notes due 2027 issued on 17 July 2024, U.S.$3,958,000 3.375% Senior Unsecured Notes due 2027 issued on 23 August 2024 and U.S.$4,845,000 3.375% Senior Unsecured Notes due 2027 issued on 6 November 2024) (the "Notes") under the U.S.$6,500,000,000bGlobal Medium Term Note Programme
		20-F	001-34694	2.14	10/17/2024	*
3.1	Voting Agreement Among VEON Ltd and VEON Holdings B.V. dated as of September 10, 2024	20-F	001-34694	3.1	10/17/2024
3.2	Voting Agreement Between VEON Holdings B.V., VEON Ltd. and the Covered Persons Signatory Hereto dated as of September 10, 2024	20-F	001-34694	3.2	10/17/2024
4.1	Form of Indemnification Agreement	20-F	001-34694	4.1	3/15/2021
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Vimpelcom 2010 Stock Option Plan	S-8	333-166315	4.3	4/27/2010
4.5	VimpelCom 2000 Stock Option Plan	S-8	333-166315	4.4	4/27/2010
4.6	Rules of the VEON Ltd 2021 Long Term Incentive Plan, as amended November 7, 2023	20-F	001-34694	4.6	10/17/2024
4.7	Rules of the VEON Ltd 2021 Deferred Share Plan, as amended November 7, 2023	20-F	001-34694	4.7	10/17/2024
4.8	Rules of the VEON Ltd Annual Performance Bonus Plan amended November 7, 2023	20-F	001-34694	4.8	10/17/2024
4.12#	Engagement Letter with Impact Investments LLC dated June 7, 2024, as amended on August 1, 2024	20-F	001-34694	4.12#	10/17/2024
8	List of Significant Subsidiaries	20-F	001-34694	8		*
11.1	Amended Insider Trading Policy	20-F	001-34694	11.1		*

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241	20-F	001-34694	12.1		*
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241	20-F	001-34694	12.2		*
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350	20-F	001-34694	13.1		*
15.1	Consent of UHY LLP (VEON Ltd.)	20-F	001-34694	15.1		*
97.1	Policy for the Recovery of Erroneously Awarded Compensation, effective October 2, 2023	20-F	001-34694	97.1	10/17/2024
99.1	Glossary of Telecommunications Terms	20-F	001-34694	99.1		*
99.2	Regulation of Telecommunications	20-F	001-34694	99.2		*
101.INS	XBRL Instance Document(1)					*
101.SCH	XBRL Taxonomy Extension Schema(1)					*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(1)					*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(1)					*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(1)					*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(1)					*
____________________

(1)     The following materials from our Annual Report on Form 20-F for the year ended December 31, 2025, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2025, 2024 and 2023; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2025, 2024 and 2023; (iii) Consolidated statement of financial position for the year ended December 31, 2025 and 2024; (iv) Consolidated statement of changes in equity for the year ended December 31, 2025, 2024 and 2023; (v) Consolidated statement of cash flows for the year ended December 31, 2025, 2024 and 2023; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.
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
Date:    March 16, 2026

Consolidated financial statements

VEON Ltd.
As of December 31, 2025 and
for the three years then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of VEON Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VEON Ltd. (the “Company”), as of December 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2026, expressed an unqualified opinion thereon.

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

Carrying Value of Bangladesh Cash Generating Unit

As described in Notes 13 and 15 to the consolidated financial statements, in accordance with International Accounting Standard (“IAS”) 36 Impairment of Assets, the Company calculates the fair value less cost of disposal (“FVLCD”) for cash generating units (“CGUs”) to determine whether an adjustment to the carrying value of the CGU is required. As of December 31, 2025, the Company has recorded $1,549 million of intangible assets, which includes $180 million of definite-lived intangible assets with respect to the Company's Bangladesh cash generating unit. The Company's assessment of the FVLCD of its CGUs involves estimation about the future performance of the CGU. In particular, the determination of the FVLCD for Bangladesh was sensitive to the significant assumptions of projected discount rates, EBITDA growth, projected capital expenditures, long-term revenue growth rate, and the related terminal values.

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

Recognition and Recoverability of Deferred Tax Assets in Bangladesh

As described in Note 10 to the consolidated financial statements, the Company recognizes deferred tax assets in accordance with IAS 12 Income Taxes, based on whether management estimates that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognized assets to be recovered. The Company recognized deferred tax assets of $198 million in Bangladesh as of December 31, 2025.

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

Acquisition of Uklon Group – Valuation of Customer Base and Trademark Intangible Assets

As described in Notes 1 and 11 to the consolidated financial statements, the Company completed the acquisition of Uklon Group (“Uklon”) on April 2, 2025. The total purchase consideration was $158 million. The acquisition was accounted for as a business combination in accordance with IFRS 3 Business Combinations. The acquisition resulted in $58 million of identifiable assets being recorded, of which $32 million and $18 million related to the customer base and trademark intangible assets, respectively. Fair value is estimated by management using the multi-period excess earnings method for the customer base and the relief-from-royalty method for the trademark. Management applies significant judgment in determining the estimates and assumptions used to estimate the fair values of the intangible assets, including the forecasted revenue growth rates, customer attrition rate, and discount rate for the customer base and the forecasted revenue growth rates, royalty rate, and discount rate for the trademark.

The principal considerations for our determination that performing procedures relating to the valuation of the customer base and trademark intangible assets acquired in the acquisition of Uklon is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer base and trademark intangible assets acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the forecasted revenue growth rates, customer attrition rate, and discount rate for the customer base and the forecasted revenue growth rates, royalty rate, and discount rate for the trademark; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

The primary procedures we performed to address the critical audit matter included:

•We obtained an understanding, evaluated the design and implementation, and tested the operating effectiveness of internal controls over financial reporting related to the acquisition accounting, including controls over the identification and valuation of acquired intangible assets, determination of significant assumptions, and preparation and review of the purchase price allocation.
•We read and examined the purchase agreement and related transaction documents.
•We assessed the fair value methodologies utilized by management and the significant assumptions discussed above, including the accuracy of the underlying data used in the analysis.
•We evaluated the reasonableness of the significant assumptions discussed above, by comparing these inputs against historical performance, industry benchmarks, comparable arrangements, market data and independently developed expectations.
•We performed a sensitivity analysis to evaluate the changes in the fair value of the customer base and trademark intangible assets that would result from changes in the significant assumptions.
•Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings and relief from royalty methods and (ii) the reasonableness of the customer attrition rate and discount rate assumptions for the customer base and the royalty rate and discount rate assumptions for the trademark.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.

Melville, New York
March 16, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of VEON Ltd.

Opinion on Internal Control over Financial Reporting
We have audited VEON Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position as of December 31, 2025 and 2024, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 16, 2026, expressed an unqualified opinion thereon.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Uklon Group, which was acquired on April 2, 2025, and whose financial statements constitute 2% of total assets and 2% of total revenue of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Uklon Group.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being ma    de only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ UHY LLP

Melville, New York
March 16, 2026

CONSOLIDATED INCOME STATEMENT
for the years ended December 31

(In millions of U.S. dollars, except per share amounts)	Note	2025	2024	2023

Revenue *	3	4,399	4,004	3,698

Cost of services, equipment and accessories *		(526)	(515)	(441)
Selling, general and administrative expenses	4	(1,883)	(1,799)	(1,646)
Listing expense	11	(162)	—	—
Depreciation	14	(578)	(529)	(527)
Amortization	15	(224)	(199)	(208)
Impairment (loss) / reversal, net	13	(9)	(3)	6
Gain on disposal of non-current assets		2	5	46
Gain on disposal of subsidiaries	11	400	145	—
Other operating income		20	1	1

Operating profit		1,439	1,110	929

Finance costs		(535)	(495)	(531)
Finance income		52	49	60
Other non-operating (loss) / gain, net	17	(130)	31	20
Net foreign exchange (loss) / gain		(41)	9	81
Profit before tax from continuing operations		785	704	559

Income taxes	10	(194)	(217)	(179)
Profit from continuing operations		591	487	380
Loss after tax from discontinued operations and disposals of discontinued operations	12	—	—	(2,830)
Profit / (loss) for the period		591	487	(2,450)

Attributable to:
The owners of the parent (continuing operations)		532	415	307
The owners of the parent (discontinued operations)		—	—	(2,835)
Non-controlling interest		59	72	78
		591	487	(2,450)

Basic and diluted earnings / (loss) per share attributable to ordinary equity holders of the parent:
from continuing operations	22	$0.30	$0.23	$0.17
from discontinued operations	22	$0.00	$0.00	($1.61)
Total	22	$0.30	$0.23	($1.44)

* Certain prior period comparatives have been represented to conform with the current year presentation.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31

(In millions of U.S. dollars)	Note	2025	2024	2023

Profit / (loss) for the period		591	487	(2,450)

Items that may be reclassified to profit or loss
Foreign currency translation		7	(161)	(598)
Reclassification of accumulated foreign currency translation reserve and net investment hedge reserve to profit or loss upon disposal of foreign operation	11	(355)	(36)	3,414
Other		—	—	(3)
Items that will not be reclassified to profit or loss
Fair value re-measurement of financial instruments	18	8	(11)	(16)

Other comprehensive (loss) / income for the period, net of tax		(340)	(208)	2,797

Total comprehensive income for the period, net of tax		251	279	347

Attributable to:
The owners of the parent		189	221	271
Non-controlling interests		62	58	76
		251	279	347
Total comprehensive income for the period, net of tax from:
Continuing operations		251	279	188
Discontinued operations		—	—	159
		251	279	347
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31

(In millions of U.S. dollars)	Note	2025	2024

Assets
Non-current assets
Property and equipment	14	3,757	3,016
Intangible assets	15	1,549	1,510
Investments and derivatives	18	144	65
Deferred tax assets	10	418	368
Other assets *	8	234	192
Total non-current assets		6,102	5,151

Current assets
Inventories		32	15
Trade and other receivables *	6	601	448
Investments and derivatives	18	489	357
Current income tax assets	10	43	63
Other assets	8	216	241
Cash and cash equivalents	19	1,732	1,689
Total current assets		3,113	2,813

Assets classified as held for sale	12	—	72

Total assets		9,215	8,036

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	21	1,340	1,099
Non-controlling interests		294	158
Total equity		1,634	1,257

Non-current liabilities
Debt and derivatives	18	4,043	3,028
Provisions	9	43	48
Deferred tax liabilities	10	41	27
Other liabilities	8	18	22
Total non-current liabilities		4,145	3,125

Current liabilities
Trade and other payables	7	1,442	1,276
Debt and derivatives	18	1,102	1,666
Provisions	9	261	73
Current income tax payables	10	88	179
Other liabilities	8	539	432
Total current liabilities		3,432	3,626

Liabilities associated with assets held for sale	12	4	28

Total equity and liabilities		9,215	8,036
* Certain prior period comparatives have been represented to conform with the current year presentation.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2025

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2025		1,765,484,059	2	12,753	(1,953)	(3,530)	(6,173)	1,099	158	1,257

Profit for the period		—	—	—	—	532	—	532	59	591
Transfer from OCI to income statement on disposal of subsidiary	11	—	—	—	—	—	(355)	(355)	—	(355)
Other comprehensive income		—	—	—	8	—	4	12	3	15
Total comprehensive income / (loss)		—	—	—	8	532	(351)	189	62	251

Dividends declared	23	—	—	—	—	—	—	—	(67)	(67)
Share repurchases	21	(54,819,575)	—	—	(105)	—	—	(105)	—	(105)
Listing of subsidiary via de-SPAC transaction	11	—	—	—	(88)	—	215	127	141	268
Other	24	8,522,250	—	—	30	—	—	30	—	30
As of December 31, 2025		1,719,186,734	2	12,753	(2,108)	(2,998)	(6,309)	1,340	294	1,634

for the year ended December 31, 2024

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2024		1,755,964,785	2	12,753	(1,968)	(3,939)	(5,990)	858	213	1,071

Profit for the period		—	—	—	—	415	—	415	72	487
Transfer from OCI to income statement on disposal of subsidiary	11	—	—	—	—	—	(36)	(36)	—	(36)
Other comprehensive loss		—	—	—	(9)	(2)	(147)	(158)	(14)	(172)
Total comprehensive income / (loss)		—	—	—	(9)	413	(183)	221	58	279

Dividends declared	23	—	—	—	—	—	—	—	(83)	(83)
Disposal of subsidiaries with non-controlling interests	11	—	—	—	—	—	—	—	(22)	(22)
Other	24	9,519,274	—	—	24	(4)	—	20	(8)	12
As of December 31, 2024		1,765,484,059	2	12,753	(1,953)	(3,530)	(6,173)	1,099	158	1,257
* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 28—Condensed separate financial information of VEON Ltd. of these consolidated financial statements for further details.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2023

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2023		1,753,356,676	2	12,753	(1,967)	(1,411)	(8,808)	569	198	767

(Loss) / profit for the period		—	—	—	—	(2,528)	—	(2,528)	78	(2,450)
Transfer from OCI to income statement on disposal of subsidiary	11	—	—	—	—	—	3,414	3,414	—	3,414
Other comprehensive loss		—	—	—	(16)	(3)	(596)	(615)	(2)	(617)
Total comprehensive income / (loss)		—	—	—	(16)	(2,531)	2,818	271	76	347

Dividends declared	23	—	—	—	—	—	—	—	(45)	(45)
Disposal of subsidiaries with non-controlling interests	11	—	—	—	—	—	—	—	(16)	(16)
Other	24	2,608,109	—	—	15	3	—	18	—	18
As of December 31, 2023		1,755,964,785	2	12,753	(1,968)	(3,939)	(5,990)	858	213	1,071

* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 28—Condensed separate financial information of VEON Ltd. of these consolidated financial statements for further details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31

(In millions of U.S. dollars)	Note	2025	2024	2023
Operating activities
Profit before tax		785	704	559
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss, net		811	731	729
Gain on disposal of non-current assets		(2)	(5)	(46)
Gain on disposal of subsidiaries		(400)	(145)	—
Finance costs		535	495	531
Finance income		(52)	(49)	(60)
Other non-operating loss / (gain), net		130	(31)	(20)
Net foreign exchange loss / (gain)		41	(9)	(81)
Listing expense	11	162	—	—

Changes in trade and other receivables and prepayments		(145)	(81)	(1)
Changes in inventories		(16)	(9)	(19)
Changes in trade and other payables		142	130	143
Changes in provisions, pensions and other		96	73	125

Interest paid	18	(399)	(431)	(489)
Interest received		44	43	53
Income tax paid		(379)	(266)	(264)
Net cash flows from operating activities from continuing operations		1,353	1,150	1,160
Net cash flows from operating activities from discontinued operations		—	—	951

Investing activities
Purchase of property, plant and equipment		(733)	(627)	(531)
Purchase of intangible assets		(216)	(280)	(235)
Payments on deposits		(45)	(19)	(54)
Net outflows on loans granted		(114)	(80)	(66)
Receipts from / (investment in) financial assets		23	92	(147)
Acquisition of a subsidiary, net of cash acquired		(157)	(2)	—
Proceeds from sales of share in subsidiaries, net of cash	11	441	36	—
Proceeds from sales of property, plant and equipment		10	102	14
Other outflows from investing activities, net		—	—	(1)
Net cash flows used in investing activities from continuing operations		(791)	(778)	(1,020)
Net cash flows used in investing activities from discontinued operations		—	—	(1,217)

Financing activities
Proceeds from borrowings, net of fees paid *	18	971	955	194
Repayment of debt ***	18	(1,296)	(1,333)	(951)
Payments of lease liabilities ***	18	(250)	(150)	(147)
Dividends paid to non-controlling interests		—	(15)	(15)
Share repurchases	21	(105)	(8)	—
Proceeds from subsidiary listing, net of fees	11	132	—	—
Net cash flows used in financing activities from continuing operations		(548)	(551)	(919)
Net cash flows used in financing activities from discontinued operations		—	—	(226)

Net increase / (decrease) in cash and cash equivalents		14	(179)	(1,271)
Net foreign exchange difference related to continuing operations		16	(21)	(36)
Net foreign exchange difference related to discontinued operations		—	—	(44)
Cash and cash equivalents classified as discontinued operations/held for sale at the beginning of the period		14	—	146
Cash and cash equivalents classified as held for sale at the end of the period		—	(14)	—
Cash and cash equivalents at beginning of period		1,688	1,902	3,107
Cash and cash equivalents at end of period, net of overdraft **	19	1,732	1,688	1,902
* Fees paid in 2025 for borrowings were US$9 (2024: US$9, 2023: US$18).
** Overdrawn amount was Nil(2024 US$1, 2023: Nil).
*** Certain prior period comparatives have been represented to conform with the current year presentation.
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
VEON generates revenue through the provision of comprehensive telecommunications and infrastructure services, including voice communications, fixed broadband, and data services, as well as digital services encompassing digital financial services, content streaming, ride-hailing platforms, digital healthcare solutions, cloud computing, and other value-added services. Products and services may be sold separately or in bundled packages.
VEON’s American Depository Shares (“ADSs”) are listed on the NASDAQ Global Select Market (“NASDAQ”) (and NASDAQ Capital Market prior to December 18, 2025) . Our common shares were listed on Euronext Amsterdam from April 4, 2017 through November 25, 2024, when we voluntarily delisted as discussed below.
The consolidated financial statements were authorized by the Board of Directors for issuance on March 16, 2026. The Company has the ability to amend and reissue the consolidated financial statements.
The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.
Major developments during the year ended December 31, 2025
VEON sale of its Pakistan tower portfolio to Engro Corp
On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership, VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.
On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. Refer to Note 11—Significant transactions of these consolidated financial statements for further details.
Appointment of new Chief Financial Officer and equity award
On January 9, 2025, VEON announced the appointment of Burak Ozer as Group Chief Financial Officer (“Group CFO”), effective January 9, 2025. Burak succeeded Joop Brakenhoff, who continues to serve VEON as an Advisor to the Group CEO. On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to Burak Ozer under the 2021 Deferred Share Plan. 50% of the award will vest on March 31, 2026, and the remaining 50% will vest on March 31, 2027.
Business combination agreement with Cohen Circle to list Kyivstar on Nasdaq
On January 13, 2025, VEON and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company (“SPAC”), announced the signing of an LOI to enter into a business combination with the aim of indirectly listing JSC Kyivstar ("Kyivstar"), a wholly owned subsidiary of Kyivstar Holdings B.V., formerly VEON Holdings B.V., ("Kyivstar Holdings"), on the Nasdaq Stock Market LLC (“Nasdaq”) in the United States.
On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”) for the proposed business combination of Kyivstar Group Ltd. ("KGL"), a newly incorporated Bermudan company, and Cohen Circle. Pursuant to the terms of the BCA, VEON Amsterdam B.V. (“VEON Amsterdam”) sold Kyivstar Holdings and its subsidiaries to Kyivstar Group.
On August 14, 2025, Cohen Circle merged with a subsidiary of the Company, with Cohen Circle surviving. As part of this transaction, KGL, the parent company of Kyivstar, effectively acquired Cohen Circle’s net assets of approximately US$162 (consisting of US$178 in cash and liabilities of US$ 16 in accrued transaction costs), in exchange for certain KGL common shares, vesting securities and warrants. As a result of the transaction, KGL recognized a listing expense calculated as the excess of the consideration transferred above the net assets of Cohen Circle. The listing expense of US$162 was recognized in accordance with IFRS 2, Share-based payment ("IFRS 2"), and calculated based on the total fair value of equity issued of US$ 324, net of the Cohen Circle’s net assets acquired of US$ 162. As a result, VEON’s interest in KGL decreased from 100% to 89.6%. After the year ended December 31, 2025, on February 2, 2026, VEON’s ownership further decreased to 83.6%, following the completion of secondary public offering of common shares of KGL. Refer to Note 25 - Events after the reporting period of these consolidated financial statements for further details.
Following the consummation of the business combination on August 14, 2025, the common shares and warrants of Kyivstar Group trade on Nasdaq under the ticker symbol “KYIV” and “KYIVW,” respectively. Refer to Note 11—Significant transactions of these consolidated financial statements for further discussion.

VEON Share Buyback Program
VEON’s Board of Directors approved a share buyback program of up to US$ 100 on July 31, 2024. On March 24, 2025 VEON commenced the second phase of its previously announced share buyback program with respect to the Company’s ADSs. This second phase of the buyback was in the amount of up to US$35. The second phase of the share buyback program was launched after completion of the US$30 first phase on January 27, 2025.
On June 16, 2025, VEON announced that it would commence the third phase of the share buyback program with respect to VEON's ADSs in the amount of up to US$35 after the successful completion of the second phase on May 21, 2025. Cumulatively, all three phases of the program have resulted in the repurchase of 53,746,450 shares (which is the equivalent to 2,149,858 ADSs) for a cumulative amount of US$100. Refer to Note 21—Issued capital and reserves of these consolidated financial statements for further discussion.
On November 17, 2025, VEON announced that its Board of Directors authorized the commencement of a new buyback program. This buyback program enables the Company to buy back ADSs and/or outstanding bonds in an amount up to US$100. The final allocation between equity and debt securities will be determined by prevailing market conditions.
Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced the successful completion of a bond consent solicitation process undertaken by VEON Holdings. Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON Midco B.V. ("VEON MidCo") as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger.
VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business
On March 19, 2025, VEON announced its wholly owned subsidiary Kyivstar signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 upon the closing of the transaction. Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised during the period beginning on the third anniversary of completion and ending on the tenth anniversary of completion. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025 and the acquisition was completed. Refer to Note 11—Significant transactions of these consolidated financial statements for further discussion.
Successful Syndication of US$ 210 Term Loan
On March 27, 2025 VEON announced the successful syndication of a 24-month, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including Industrial and Commercial Bank of China Standard Bank and leading Gulf Cooperation Council (“GCC”) banks. The facility will bear interest at Term Secured Overnight Funding Rate (“SOFR”) plus 425 bps. Following the legal demerger of VEON Holding, VEON Midco is the substituted borrower. The facility was fully drawn in early April 2025.
VEON Publishes 2024 Integrated Annual Report
On April 14, 2025 the Company announced the publication of its 2024 Integrated Annual Report (“IAR”), showcasing a year of strong operational and financial performance, and commitment to positive social impact. The IAR also provided the Company’s stakeholders with essential information ahead of the 2025 Annual General Meeting of Shareholders held on May 8, 2025 (the “2025 AGM”), including a summary of some of our key accomplishments during the 2024 reporting period and details of the Company’s corporate governance structure, as well as the Group’s unaudited remuneration report for the year ended December 31, 2024.
2024 Form 20-F filed with the SEC
The Company filed its Annual Report on Form 20-F for the year ended December 31, 2024 with the SEC on April 25, 2025.
Equity award to Key Management Personnel “KMP” Member
On April 28, 2025 a KMP member, was granted a Short-Term Incentive equity award of 118,850 common shares under the Deferred Share Plan. The award vested immediately upon its grant. Subsequently, on July 10, 2025 the award was modified to be a cash-settled award and settled by the Company.
Pakistan Mobile Communication Limited bilateral credit facilities
In April 2025, Pakistan Mobile Communication Limited (“PMCL”) signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib Bank Limited, totaling PKR 10 billion (US$ 36). Each facility has a maturity of 10 years.
In May 2025, PMCL signed and utilized PKR 32 billion (US$113) from three bilateral facilities from Askari Bank Limited, Faysal Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years.
Issuance of PKR Sukuk bond by PMCL
In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of six months.

VEON Shareholders Re-elect Board at 2025 AGM
Following the announcement on March 31, 2025 VEON held its 2025 AGM on May 8, 2025. During the AGM, VEON’s shareholders approved the re-election of the seven directors who served on VEON’s board of directors (the "Board") in the previous term. VEON welcomed back its founder Augie K. Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K. Fabela II as the Chairman for a second term.
Bangladesh Telecommunications Regulatory Commission Provision Release
In May 2025, VEON re-assessed the provision for Bangladesh Telecommunications Regulatory Commission (“BTRC”) claims related to revenue sharing. Based on the regulatory reform and supported by legal opinion, a release of BDT 3.58 billion (US$29) was recognized in selling, general and administrative expenses.
Approval of the Umbrella Incentive Plan and 2025 Grants to the KMP
In May 2025 the Remuneration Committee approved the VEON Umbrella Incentive Plan (“Umbrella Incentive Plan”). Following the HQ move to Dubai, this plan will help to establish a flexible, market-aligned framework that consolidates the Performance Share Award and Deferred Share Award plan rule into a single plan designed to support retention, reward performance, and align with shareholder interests.
Certain KMP members (excluding Omiyinka Doris, refer to discussion below) were granted a long-term incentive award for a total of 8,266,750 common shares under the Umbrella Incentive Plan in May 2025. These awards are subject to a market condition tied to an absolute share price target for a total of shares. These grants have a three-year vesting period with vesting scheduled for December 31, 2027.
Additionally, two rotational KMP members were granted a long-term incentive award for a total of 755,825 common shares on target under the Umbrella Incentive Plan in May 2025. These awards are subject to non-market performance condition scorecards for their respective operating company, also with a three-year vesting period ending on December 31, 2027.
Bangladesh Finance Ordinance 2025
On June 2, 2025 the Bangladesh tax authorities enacted the Bangladesh Finance Ordinance 2025. This adopted new legislation includes, amongst others, changes made to the calculation for the minimum taxes and the respective tax accounting treatment for these minimum taxes to be adjustable against future profits and treated as advance tax payments. This change in fiscal policy created a positive/release of selling, general and administrative expense, US$ 17 impact on our consolidated income statement that was reflected in the second quarter of 2025.
Islamabad High Court adverse tax judgment against PMCL Deodar
During the quarter ended June 30, 2025 significant changes occurred in the tax environment relevant to the Deodar tax case. In May 2025, a new Tax Laws Amendment Ordinance was enacted granting the FBR broad enforcement powers. In April 2025, an adverse decision concerning another major operator in the telecommunications industry introduced new interpretations regarding the applicability of Section 97, conditions which did not exist as of March 31, 2025. Additionally, an adverse Islamabad High Court ruling related to PMCL Deodar was issued on June 11, 2025.
Following these developments, the Company, in line with its policy under IFRIC 23, Uncertainty over Income Tax Treatments, initiated a reassessment of its uncertain tax positions. The Company engaged external tax advisors to evaluate the impact of these new facts and circumstances. As a result, management updated its judgment regarding the Deodar tax case, reclassifying the risk from remote to probable, and recognized the related tax exposure as a provision. This reassessment constituted a change in estimate, which has been applied prospectively as required by IAS 8 and IFRIC 23. Subsequently, the Company proactively engaged with the tax authorities, seeking resolution via a composite settlement framework totaling US$158. A provision of US$36 was already existing on PMCL's books, resulting in an additional tax expense of US$122 recognized during the second quarter of 2025.
Changes to the KMP
On June 17, 2025, the Company announced that Omiyinka Doris chose to step aside from her role as Group General Counsel of the Company effective July 1, 2025. Omiyinka will continue as an Advisor to the Group Chief Executive Officer and will remain based in Amsterdam. Omiyinka has voluntarily surrendered, without consideration, all rights to the 2024 grant under the Long-Term Incentive Plan (“LTIP”) rules. This grant covered 2,055,292 common shares and was subject to a TSR performance condition, with a three-year vesting period scheduled to conclude on December 31, 2026.
Omiyinka was granted a one-time, service-based equity award under the Umbrella Plan. The new award, granted June 17, 2025, comprises 685,000 common shares and will vest as follows: 40% on February 28, 2026; 40% on October 31, 2026; and 20% on January 31, 2027.
Vitaly Shmakov was appointed as the Acting General Counsel effective July 1, 2025, based out of VEON's headquarters in DIFC, United Arab Emirates.
On November 6, 2025 the Company announced that Sebastian Rice has been appointed as Group General Counsel of the Company effective January 1, 2026. Sebastian will succeed the Group’s Acting General Counsel Vitaly Shmakov, who has been appointed as Chief Investment Officer.
VEON raises US$ 200 in Private Bond Placement
On July 2, 2025 VEON announced that it completed the pricing of a private placement of US$ 200 of senior unsecured notes due 2029 with institutional investors. The bond proceeds were received on July 15, 2025.

The notes, issued by VEON MidCo are priced at par and have an annual interest rate of 9%. The instrument’s credit rating from S&P and Fitch is BB-. The notes are guaranteed by VEON Amsterdam and rank pari passu with VEON HQ’s outstanding debt.
Sale of stake in Beeline Kyrgyzstan
On August 12, 2025 VEON announced that it completed the sale of Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Open Joint Stock Company “Eldik Bank.” The transaction was completed following receipt of all necessary regulatory approvals. Refer to Note 11—Significant transactions and Note 12—Held for sale and discontinued operations of these consolidated financial statements for further discussion.
Announced acquisition of online classifieds business, OLX Kazakhstan
On October 21, 2025 VEON and OLX Group announced that Beeline Kazakhstan, has agreed to acquire 100% of the Kazakh online classifieds business i.e. OLX Kazakhstan (“OLX KZ”), from OLX Group for a total consideration of US$75. The acquisition enhances synergies within Beeline Kazakhstan’s digital ecosystem and remains subject to regulatory approvals and customary closing conditions and control has not yet been transferred to the Group.
KaR-Tel Limited Liability Partnership credit facilities
On October 24, 2025 KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed two bilateral credit facility agreements with Bank RBK JSC of KZT40 billion (US$74) and KZT11 billion (US$21) respectively, with a maturity of 5 years. The interest rate for both facilities is based on the National Bank of Kazakhstan base rate, with the interest being fixed until maturity for each tranche drawn under the facilities. Kar-Tel utilized KZT 15 billion (US$29) during October and November 2025.

For other significant investing and financing activities during the year ended December 31, 2025 refer to the sections "Investing activities of the Group" and "Financing activities of the Group" included here within.

OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses, share of profit/loss of joint ventures and associates and listing expense (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Reportable segments consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh for 2025, 2024 and 2023.
We also present our results of operations for “HQ and eliminations” and “Others” separately, although these are not reportable segments. “HQ, eliminations and Others” represents our operations in Kyrgyzstan and transactions related to management activities within the Group. Operations in Kyrgyzstan has been sold during the year ended December 31, 2025, for further details refer to Note 11—Significant transactions of these consolidated financial statements.
Financial information by reportable segment for the periods ended December 31 is presented in the following tables. Inter-segment transactions are not material and are made on terms which are comparable to transactions with third parties.

	Total revenue			Selling, General and Administrative Expenses *			Adjusted EBITDA			CAPEX excl licenses and ROU **
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023

Pakistan	1,624	1,382	1,119	737	650	506	712	584	502	208	193	130
Ukraine	1,164	925	919	397	307	283	650	518	541	391	247	169
Kazakhstan	816	854	774	266	142	131	408	442	421	201	179	165
Bangladesh	460	520	570	192	246	261	226	180	214	39	69	105
Uzbekistan	308	273	268	151	273	239	115	100	112	81	115	65
HQ, eliminations and Others	27	50	48	140	181	226	(101)	(133)	(178)	6	15	15

Total	4,399	4,004	3,698	1,883	1,799	1,646	2,010	1,691	1,612	926	818	649
* Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.
** This includes capital expenditures on property, plant and equipment of US$1,309 (2024: US$867), intangible assets of US$149 (2024: US$167) and advances for assets not yet transferred of US$9 (2024: nil) after deducting additions in licenses of US$1 (2024: US$35), right-of-use assets of US$540 (2024: US$181).
The following table provides the reconciliation of Total Adjusted EBITDA to Profit before tax from continuing operations to for the years ended December 31:

	2025	2024	2023

Total Adjusted EBITDA	2,010	1,691	1,612

Net foreign exchange (loss) / gain	(41)	9	81
Other non-operating (loss) / gain, net	(130)	31	20
Finance income	52	49	60
Finance costs	(535)	(495)	(531)
Gain on disposal of subsidiaries	400	145	—
Gain on disposal of non-current assets	2	5	46
Impairment (loss) / reversal, net	(9)	(3)	6
Amortization	(224)	(199)	(208)
Depreciation	(578)	(529)	(527)
Listing expense	(162)	—	—

Profit before tax from continuing operations	785	704	559

3    REVENUE
VEON generates revenue through the provision of comprehensive telecommunications and infrastructure services, including voice communications, fixed broadband, and data services, as well as digital services encompassing digital financial services, content streaming, ride-hailing platforms, digital healthcare solutions, cloud computing, and other value-added services. Products and services may be sold separately or in bundled packages.
The table below provides a breakdown of revenue for the years ended December 31:

	Telecommunication and infrastructure			Digital						Total revenue **
				Digital financial services*			Other digital
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023

Pakistan	1,158	1,044	930	377	277	156	89	61	33	1,624	1,382	1,119
Ukraine	1,040	903	908	—	—	—	124	22	11	1,164	925	919
Kazakhstan	708	762	704	34	36	27	74	56	43	816	854	774
Bangladesh	435	517	568	—	—	—	25	3	2	460	520	570
Uzbekistan	272	262	257	14	2	2	22	9	9	308	273	268
HQ, eliminations and Others	24	50	47	—	—	—	3	—	1	27	50	48

Total	3,637	3,538	3,414	425	315	185	337	151	99	4,399	4,004	3,698
*Digital financial services includes interest income of US$251 (2024: US$169; 2023: US$102) from loans to customers from our banking operations in Pakistan.
** Total revenue includes service revenue of US$4,335 (2024:US$3,979; 2023: US$3,679) and revenue from sale of equipment and accessories of US$64 (2024:US$25; 2023: US$19).
Assets and liabilities arising from contracts with customers
The following table provides a breakdown of contract balances and capitalized customer acquisition costs.

	December 31, 2025	December 31, 2024

Contract balances
Receivables (billed)	708	537
Receivables (unbilled)	45	46
Contract liabilities	(224)	(137)

Capitalized costs
Customer acquisition costs	94	87

ACCOUNTING POLICIES
Telecommunication and Infrastructure revenue
Telecommunications and infrastructure revenue is recognized from the provision of mobile telecommunications services and related infrastructure arrangements. Service revenue comprises voice, messaging, and data services provided to both contract (postpaid) and prepaid customers, monthly subscription fees, interconnection services, roaming charges, and infrastructure sharing arrangements. Equipment revenue is recognized from the sale of handsets and accessories, which may be sold on a standalone basis or as part of bundled arrangements with service contracts.
Rendering of services
Revenue from usage-based services, including pay-as-you-use plans where customers are charged based on actual consumption, is recognized as the services are consumed by the customer. For tariff plans that permit rollover of unused services to subsequent periods, revenue is recognized upon usage of the underlying services or expiration of the rollover period. Revenue from fixed-term service contracts and monthly subscription plans is recognized ratably over the service period as the Company satisfies its performance obligation.
When contracts contain multiple distinct performance obligations (including voice, messaging, data, and digital services), the transaction price is allocated to each performance obligation based on its relative standalone selling price. The standalone selling price for each service is determined primarily using observable prices charged to similar customers under comparable pay-as-you-use arrangements.
Upfront fees, including activation or connection fees that do not represent distinct performance obligations are deferred and recognized ratably over the expected customer relationship period. For contracts with defined terms, these fees are recognized over the contractual period. For contracts without defined terms (such as prepaid arrangements), upfront fees are recognized over the estimated average customer life.

Revenue from telecommunication service providers, including interconnection fees and roaming charges from other operators, is recognized based on contractually specified rates as services are rendered, net of estimated variable consideration for retrospective volume-based discounts or other pricing adjustments. These estimates are based on the expected value method using historical experience and are updated each reporting period.
Revenue from rendering of services is recognized over time as services are rendered.
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
Digital revenue
Digital revenue comprises two primary categories: (i) digital financial services, including banking operations in Pakistan and mobile financial services (digital wallets, payment processing and related financial solutions), and (ii) other digital services, encompassing content and entertainment, educational services, digital health solutions, communication applications, customer self-care platforms, ride-hailing services, cloud computing, and advertising technology (AdTech) services. Revenue from subscription-based digital services, including content streaming, educational platforms, digital health memberships, premium communication features, and cloud subscriptions, is recognized over time on a ratable basis as customers simultaneously receive and consume benefits of continuous platform access. Transaction-based revenue, including commissions from payment processing and ride-hailing services, as well as fees from peer-to-peer transfers, and usage-based cloud services, is recognized at the point in time when each transaction is completed or as services are consumed. Advertising revenue from AdTech services is recognized over time as impressions are delivered or at a point in time when performance-based metrics (such as clicks or acquisitions) are achieved.
When the Group's performance obligation is to arrange for another party to provide goods or services to the customer and the Group does not control those goods or services before transfer (agent), revenue is presented on a net basis, representing the commission, fee, or margin to which the Group expects to be entitled. When the Group controls the specified good or service before transfer to the customer (principal), revenue is presented on a gross basis, with amounts paid to third-party suppliers recognized separately in cost of revenue.
The Group typically acts as an agent for ride-hailing services and certain payment processing and digital platform arrangements where third parties provide the underlying service. The determination of whether the Group acts as principal or agent impacts the presentation of revenue on a gross or net basis but does not affect the amount of commission or fee income recognized.
Interest Income
Interest income from the Group’s banking operations included within digital financial services is recognized using the effective interest method in accordance with IFRS 9 Financial Instruments.
The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial asset (or, where appropriate, a shorter period) to the gross carrying amount of the financial assets that are not credit impaired. For assets that are credit impaired, interest income is recognized on the gross carrying amount of the financial asset less the allowance for expected credit losses.
Contract balances
Receivables and unbilled receivables mostly relate to amounts due from other operators and postpaid customers. Unbilled receivables are transferred to Receivables when the Group issues an invoice to the customer.
Contract liabilities, often referred to as “Deferred revenue”, relate primarily to non-refundable cash received from prepaid customers for fixed-term tariff plans or pay-as-you-use tariff plans. Contract liabilities are presented as “Long-term deferred revenue”, “Short-term deferred revenue” and “Customer advances” in Note 8—Other Assets and liabilities of these consolidated financial statements. All current contract liabilities outstanding at the beginning of the year are recognized as revenue during the year.
Customer acquisition costs
Certain incremental costs that are incurred in acquiring a contract with a customer (“customer acquisition costs”) and are considered recoverable are deferred in the consolidated statement of financial position, within 'Other assets' (see Note 8—Other assets and liabilities of these consolidated financial statements). Such costs generally relate to commissions paid to third -party dealers and are amortized on a straight-line basis over the average customer life within “Selling, general and administrative expenses”.
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

4    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2025	2024	2023

Network and IT costs	574	559	506
Personnel costs *	481	437	416
Customer associated costs	529	471	386
Losses on receivables	26	20	14
Taxes, other than income taxes	59	68	74
Consultancy and other professional services	91	100	94
Other	123	144	156
Total selling, general and administrative expenses	1,883	1,799	1,646
*Personnel costs are primarily comprised of salaries, benefits, and bonuses including the Company’s share-based payment plans recognized in accordance with IFRS 2, Share based payments. For further discussion on Share-based payments, refer to Note 5—Share-based payments of these consolidated financial statements.
During the year ended December 31, 2025, our banking operations in Pakistan recorded a provision/write-off of US$11 (2024: US$19) related to customer mark-up and flood affected portfolio receivables (excluding gold) included within customer associated costs as a result of the recoverability reassessment and underlying assumptions with respect to these portfolios.
LEASES
Short-term leases and leases for low value items are immediately expensed as incurred.
ACCOUNTING POLICIES
Customer associated costs
Customer associated costs relate primarily to commissions paid to third-party dealers and marketing expenses. Certain dealer commissions are initially capitalized within ‘Other Assets’ in the consolidated statement of financial position and subsequently amortized within "Customer associated costs". Refer to Note 3—Revenue of these consolidated financial statements for further details.

5    SHARE-BASED PAYMENTS
The following table sets forth the total share-based payment expense for the years ended December 31, in relation to all directors and employees of the Company. Refer to Note 24—Related parties of these consolidated financial statements for specific disclosures on key management personnel remuneration:

	2025	2024	2023

Equity-settled share-based payment expense	26	18	18
Cash-settled share-based payment expense	5	18	3
Total share-based compensation expense	31	36	21
The following table sets forth the total share-based payment liability in relation to all directors and employees of the Company.

	2025	2024

Current liability	7	6
Non-current liability	5	9
Total liability for share-based payments	12	15
Management Incentive Plans
VEON operates several share-based incentive plans for directors, senior management and employees, designed to support retention, reward performance and align management incentives with shareholder value creation. These arrangements include equity settled and cash settled awards under long-term and short-term incentive plans, as well as discretionary share awards.
In May 2025, the Remuneration Committee approved the VEON Ltd. Umbrella Incentive Plan (“UIP”). The UIP will act as a replacement of the 2021 Long term Incentive plan (“LTIP”) and 2021 Deferred Share Award plan (“DSP”). The grants previously awarded under the LTIP or DSP will continue to vest in accordance with their original terms and only awards granted after the adoption date are issued under the UIP.
Long-Term Incentive Plan (“LTIP”)
The LTIP was designed to align the long-term interests of senior management with those of the shareholders. Awards under the LTIP are equity settled and cash settled share based payments with a three-year vesting period from the grant date.
The vesting of shares granted under the LTIP is subject to either:
Market performance conditions: These are typically based on TSR measured against a defined peer group, return on equity (taking into account dividends paid), the Company's share price performance relative to a specified peer group, or an absolute share price performance condition with tiered vesting levels based on different share price hurdles. Grants subject to market vesting conditions are awarded at the maximum achievement level.
Non-market performance conditions: These are typically linked to key performance indicators ("KPIs") based partially or fully on the financial and operational results of the Company or the affiliated entity employing the participant, such as total revenue, net profit, and equity free cash flow. Grants subject to non-market vesting conditions are awarded at target level, with achievement assessed and approved by VEON's Remuneration Committee
The following is the movement of shares granted during the year ended December 31, 2025 and 2024:

	2025		2024
Market performance conditions	Awards*	Weighted Average Fair Value at grant date	Awards*	Weighted Average Fair Value at grant date

As of January 1,	32,156,279	$0.80	28,967,451	$0.65
Granted	—	—	18,485,474	0.80
Forfeited	(4,300,965)	0.78	(15,296,646)	0.51
Vested and settled **	—	—	—	—
As of December 31,	27,855,314	$0.81	32,156,279	$0.80
Of which:
Vested, transfer in progress ***	(18,108,066)	$0.64	—	$—
Unvested, as of December 31,	9,747,248	$1.10	—	$—

	2025		2024
Non-market performance conditions	Awards*	Weighted Average Fair Value at grant date	Awards*	Weighted Average Fair Value at grant date

As of January 1,	16,856,239	$0.77	13,940,700	$0.65
Granted	1,085,773	0.71	14,089,211	0.80
Forfeited	(3,148,142)	0.76	(1,964,551)	0.61
Vested and settled **	(5,269,492)	0.58	(9,209,121)	0.66
As of December 31,	9,524,378	$0.88	16,856,239	$0.77
Of which:
Vested, transfer in progress ***	(6,123,957)	$0.63	(7,221,457)	$0.55
Unvested, as of December 31,	3,400,421	$1.33	9,634,782	$0.94
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
** Vested and settled include all awards settled/transferred to the award holders in gross in the current year, whether granted and vested in current or previous periods.
*** Vested, transfer in progress include all awards which are fully vested as at December 31, 2025 but in process of transfer to the award holders, whether granted and vested in current or previous periods.
The fair value of the awards with market performance conditions was determined using the Monte Carlo simulation to determine the likelihood of the performance condition being satisfied.
The fair value of the awards with non-market performance conditions are valued using the market price of the underlying common share at the measurement date.
An expense of US$12 was incurred as of December 31, 2025 (2024: US$9, 2023: US$8) related to equity settled awards under this plan. An expense of US$2 was incurred as of December 31, 2025 (2024: US$10, 2023: US$3) for cash-settled awards under this plan. In 2025, the Remuneration Committee assessed the awards with market performance conditions having vesting date of December 31, 2025 and determined that the performance target has been satisfied with the maximum payout. As a result a total number of 15,053,300 equity-settled and 3,054,766 cash-settled awards were vested. Similarly, awards with non-market performance conditions (5,973,050 awards initially granted) were vested at different vesting levels (0% - 152%), as a result a total number of 4,171,992 awards vested.
Since there are no grants awarded under the LTIP in 2025, the following table only sets forth the range of principal assumptions applied by VEON in determining the fair value of equity settled share based payment instruments with market performance conditions granted in 2024 and for liability settled awards with market performance conditions granted in previous years remeasured during the year ended December 31, 2025 and 2024:

Assumptions used in fair value models for equity-settled awards granted in 2024 and for the remeasurement of liability-classified market condition awards as of December 31, 2025 and 2024	2025 Range	2024 Range
Annual risk-free rates of return and discount rates (%)	3.36%	2.42%— 4.33%
Long-term dividend yield (%)	—%	—%
Volatility of share price (%)	55.18%	31.35%—82.75%
Share price (p)*	$2.10	$0.93— $1.60
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
Short-Term Incentive Plan (“STI”)
In 2022, VEON amended its short-term incentive plan (“STI”) for senior management employees to provide that 50% of STI awards are settled in cash and 50% are settled in equity-based instruments of the Company subject to the achievement of predetermined Key Performance Indicators (KPIs) over a one-year performance period.
The KPIs are established at the beginning of each calendar year and are assessed in the first quarter of the following year. Performance against the KPIs may be partially or fully achieved based on the financial and operational results (such as total revenue, Net profit and equity free cash flow) of the Company or the affiliated entity employing the employee and may be partially or fully achieved based on individual targets that are agreed upon with the participant at the start of the performance period based on their specific role and activities.
The cash payout of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances, in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. The share awards are also scheduled to be granted in March of the year following the assessment year and subject to the same active employment condition as the cash payout. Shares granted under the STI plan are subject to a two year trading restriction from the grant date. Both the cash payout of the STI award as well as any share awards granted are dependent upon the final approval of the Remuneration Committee.
In March 2024, the Company introduced a revised STI structure for HQ employees other than senior management employees, to receive their STI award in a split allocation of 75% in cash and 25% in share-based awards. Under this plan, eligible participant employees may receive

75% of their STI payout in cash and 25% in the form of an equity grant ("Main Equity Award"), which vests immediately upon grant. Both the cash payout of the STI award and the grant of Main Equity Award are scheduled for disbursement in March of the year following the applicable assessment year. The cash payout and the Main Equity Award are subject to the same continued active employment, pro-ration and “good leaver” provisions as apply to senior management under the STI plan. Shares delivered under this structure, including the Main Equity Award, are subject to a two-year trading restriction from the grant date. In addition, eligible employees may receive a matching equity award equal in value to the Main Equity Award, which vests after two years subject to continued active employment.
The cash payout is accounted for in accordance with IAS 19, Employee Benefits, while the share award portion is accounted for in accordance with IFRS 2, Share based payments. The cash bonuses and shared based compensation expenses are disclosed in Note 24—Related parties of these consolidated financial statements for the Key Management Personnel, while further information for the share based portion of the STI compensation expense is disclosed below.

	2025		2024
	Awards*	Weighted Average Fair Value at grant date	Awards*	Weighted Average Fair Value at grant date

As of January 1,	5,771,196	$0.82	5,486,625	$0.72
Granted	1,134,075	1.82	5,465,163	0.94
Forfeited	(45,394)	1.29	—	—
Vested and settled **	(4,243,998)	0.83	(5,180,592)	0.84
As of December 31,	2,615,879	$1.23	5,771,196	$0.82
Of which:
Vested, transfer in progress ***	(1,632,725)	$1.26	(1,059,550)	$0.95
Unvested, as of December 31,	983,154	$1.18	4,711,646	$0.79
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
**Vested and settled include all awards settled/transferred to the award holders in gross in the current year, whether granted and vested in current or previous periods.
*** Vested, transfer in progress include all awards which are fully vested as at December 31, 2025 but in process of transfer to the award holders, whether granted and vested in current or previous periods..
These awards carry no further performance condition and may be subject to service conditions only. The fair value of the awards is determined using the underlying common share price on the measurement date. An expense of US$5 was incurred as of December 31, 2025 (2024: US$2, 2023: US$5) related to equity settled awards under this plan. No expense was incurred as of December 31, 2025 (2024:US$4, 2023: Nil) for liability settled awards under this plan.
Deferred Share Plan (“DSP”)
The 2021 Deferred Share Award plan (“DSP”) is a share-based payment arrangement established in 2021 and may be settled either in equity or in cash. This plan allows the company to grant share awards to employees, senior management and board members on a discretionary basis at no cost to the participants. The awards granted under the DSP may vest immediately upon grant or may be subject to a service condition requiring continued employment over a specified vesting period, which typically ranges from one to three years.

	2025		2024
	Awards*	Weighted Average Fair Value	Awards*	Weighted Average Fair Value

As of January 1,	19,864,641	$1.02	8,649,036	$0.78
Granted	250,000	1.76	21,921,969	1.00
Forfeited	(224,087)	0.95	—	—
Vested and settled **	(3,890,572)	0.95	(10,706,364)	0.79
As of December 31,	15,999,982	$1.05	19,864,641	$1.02
Of which:
Vested, transfer in progress ***	—	$—	(3,890,572)	$0.95
Unvested, as of December 31,	15,999,982	$1.05	15,974,069	$1.04
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
**Vested and settled include all awards settled/transferred to the award holders in gross in the current year, whether granted and vested in current or previous periods.
*** Vested, transfer in progress include all awards which are fully vested as at December 31, 2025 but in process of transfer to the award holders, whether granted and vested in current or previous periods.
The fair value of the awards is determined by reference to the price of the underlying common share on the measurement date. An expense of US$5 was incurred as of December 31, 2025 (2024: US$7, 2023: US$5) related to equity settled awards under this plan and an expense of US$3 was incurred as of December 31, 2025 (2024:US$4, 2023: Nil) related to liability settled awards under this plan.

Umbrella Incentive Plan (“UIP”)
In May 2025, the Remuneration Committee approved the VEON Ltd. Umbrella Incentive Plan (“UIP”). Following the Company’s HQ redesignation from the Netherlands to the United Arab Emirates, the UIP establishes a flexible, market aligned framework that consolidates the LTIP and Deferred Share Award plan (“DSP”) into a single plan. The UIP is designed to support employee retention, reward performance and further align participant incentives with shareholder interests. The UIP will act as a replacement of LTIP and DSP. The grants previously awarded under the LTIP or DSP will continue to vest in accordance with their original terms and only awards granted after the adoption date are issued under the UIP.
The awards under the UIP may be equity settled or cash settled and may vest subject to one or more of the following conditions: market performance conditions, non market performance conditions or service conditions.
The market performance conditions applicable to awards granted in 2025 are based on an absolute share price performance condition, under which different share price hurdles result in different vesting levels.
Non-market performance conditions are typically linked to key performance indicators ("KPIs") based partially or fully on the financial and operational results of the Company or the affiliated entity employing the participant, such as total revenue, net profit, and equity free cash flow. Grants subject to non-market vesting conditions are awarded at target level, with achievement assessed and approved by VEON's Remuneration Committee.
The awards subject to no performance conditions vest either immediately upon grant or over a defined service period, generally ranging from one to three years, subject to the participant’s continued employment.
The following is the movement of shares granted during the year ended December 31, 2025:

	2025
Market performance conditions	Awards*	Weighted Average Fair Value at grant date

As of January 1,	—	$—
Granted	14,329,275	$0.74
Forfeited	—	$—
Vested and settled **	—	$—
As of December 31,	14,329,275	$0.74

	2025
Non-market performance conditions	Awards*	Weighted Average Fair Value at grant date

As of January 1,	—	$—
Granted	1,176,400	$2.16
Forfeited	—	$—
Vested and settled **	—	$—
As of December 31,	1,176,400	$2.16

	2025
Service conditions	Awards*	Weighted Average Fair Value at grant date

As of January 1,	—	$—
Granted	685,000	$1.60
Forfeited	—	$—
Vested and settled **	—	$—
As of December 31,	685,000	$1.60
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
For awards subject to non market performance conditions or service conditions only, the fair value is measured based on the market price of the underlying VEON common shares at the measurement date.

For liability settled awards with market performance conditions, non-market performance conditions or service conditions fair value is remeasured at each reporting date until settlement.
An expense of US$4 was incurred as of December 31, 2025 (2024 and 2023: Nil) related to equity settled awards under this plan. An expense of US$0.2 was incurred as of December 31, 2025 (2024 and 2023: Nil) for liability settled awards under this plan.
The following table sets forth the range of principal assumptions applied by VEON in determining the fair value of equity settled share based payment instruments with market performance conditions and for liability-settled awards with market performance conditions remeasured during the year ended December 31, 2025:

Assumptions affecting inputs to fair value models for equity-settled awards granted in 2025 and for liability-settled awards for remeasurement as of December 31, 2025 of market condition awards	2025 Range
Annual risk-free rates of return and discount rates (%)	3.54%—4.05%
Long-term dividend yield (%)	—%
Volatility of share price (%)	43.09%—50.24%
Share price (p)*	$1.96—$2.32
* To ensure data consistency, all awards were converted to VEON common share price equivalents.
Share-based payments to non-employees
Refer to Note 24—Related parties of these consolidated financial statements for specific disclosures related to the Impact Investments agreement.
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
Other short-term benefits not related to share-based payments are expensed in the period when services are received.

6    TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following items as of December 31:

	2025	2024

Trade receivables	334	252
Loans to customers	419	313
Total trade receivables and loans to customers (gross)	753	565

Expected credit losses on trade receivables	(85)	(75)
Expected credit losses on loans to customers	(84)	(53)
Trade receivables (net)	584	437

Other receivables, net of expected credit losses allowance	17	11
Total trade and other receivables	601	448
Contract assets (unbilled receivables) are included in the total trade receivables and loans to customers (gross), see Note 3—Revenue of these consolidated financial statements for further details.
Trade receivables
The following table summarizes the movement in the allowance for expected credit losses on trade receivables for the years ended December 31:

	2025	2024
Balance as of January 1	75	70

Acquisition of a subsidiary	1	—
Divestment of a subsidiary	—	(1)
Accruals for expected credit losses	34	28
Recoveries	(8)	(8)
Accounts receivable written off	(18)	(8)
Reclassification as held for sale	—	(1)
Foreign currency translation adjustment	—	(3)
Other movements	1	(2)

Balance as of December 31	85	75
Set out below is the information about the Group’s trade receivables (including contract assets) using a provision matrix:

			Days past due
	Unbilled Receivables	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

December 31, 2025
Expected loss rate, %	4.4%	2.3%	18.2%	36.4%	98.5%
Trade receivables	45	177	22	22	68	334
Expected credit losses	(2)	(4)	(4)	(8)	(67)	(85)

Trade receivables, net	43	173	18	14	1	249

December 31, 2024
Expected loss rate, %	4.3%	3.0%	14.3%	38.5%	98.3%
Trade receivables	46	101	21	26	58	252
Expected credit losses	(2)	(3)	(3)	(10)	(57)	(75)

Trade receivables, net	44	98	18	16	1	177

Loans to customers
Loans to customers relate to our banking operations in Pakistan. The following tables set out the information about the Company’s loans to customers and allowance for expected credit losses using a provisioning methodology based on a collective assessment of similar loans:

	Stage 1		Stage 2		Stage 3		Total
	Loans to customers	Expected credit losses	Loans to customers	Expected credit losses	Loans to customers	Expected credit losses	Loans to customers	Expected credit losses
As of January 1, 2025	261	(15)	20	(10)	50	(31)	331	(56)

New loans	383	—	15	—	38	—	436	—
Accrual on opening loans	31	—	—	—	—	—	31	—
Loans that have been repaid	(272)	—	(11)	—	(20)	—	(303)	—
Accruals for expected credit losses	—	(18)	—	1	—	(19)	—	(36)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(21)	8	21	(8)	—	—	—	—
Transfer to Stage 3	(19)	7	(8)	—	27	(7)	—	—
Write-off	(18)	3	(4)	2	(19)	2	(41)	7
Foreign currency translation adjustment	(3)	—	—	1	(1)	—	(4)	1
As of December 31, 2025	342	(15)	33	(14)	75	(55)	450	(84)

Non-current							31	—
Current							419	(84)

	Stage 1		Stage 2		Stage 3		Total
	Loans to customers	Expected credit losses	Loans to customers	Expected credit losses	Loans to customers	Expected credit losses	Loans to customers	Expected credit losses
As of January 1, 2024	244	(6)	11	(2)	24	(18)	279	(26)

New loans	229	—	12	—	20	—	261	—
Accrual on opening loans	50	—	2	—	—	—	52	—
Loans that have been repaid	(213)	—	(5)	—	(4)	—	(222)	—
Accruals for expected credit losses	—	(10)	—	(9)	—	(17)	—	(36)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(6)	—	6	—	—	—	—	—
Transfer to Stage 3	(25)	—	(3)	1	30	(1)	2	—
Write-off	(18)	1	(3)	1	(19)	4	(40)	6
Foreign currency translation adjustment	—	—	—	(1)	(1)	1	(1)	—
As of December 31, 2024	261	(15)	20	(10)	50	(31)	331	(56)

Non-current							18	(3)
Current							313	(53)
ACCOUNTING POLICIES
Trade and other receivables
Trade and other receivables are measured at amortized cost and include invoiced/contractual amounts less expected credit losses.
Expected credit losses
The expected credit loss allowance (“ECL”) is recognized in accordance with IFRS 9, Financial Instruments, for all receivables measured at amortized cost at each reporting date. An ECL is recognized for all receivables even though there may not be objective evidence that the trade receivable has been impaired.
VEON applies the simplified approach (i.e., provision matrix) for calculating a lifetime ECL for its trade and other receivables, including unbilled receivables (contract assets). The provision matrix is based on the historical credit loss experience over the life of the trade receivables and is adjusted for forward-looking estimates if relevant. The provision matrix is reviewed on a quarterly basis. Refer to Note 20—Financial risk management of these consolidated financial statements for our credit risk management policy.
ECL for loans to customers is calculated using a collective assessment approach for loans with similar credit risk characteristics. ECL are measured based on probabilities of default, loss-given default, and exposure at default. These parameters are determined using a loss rate methodology that incorporates historical loan performance data, current financial condition of borrowers, loan type and maturity, portfolio aging analysis, relevant macroeconomic indicators and forward-looking adjustments to reflect expected changes in economic conditions
In accordance with IFRS 9, the Company classifies its loan portfolio into Stage 1, Stage 2, Stage 3 based on changes in credit risk since initial recognition. Stage 1 includes financial assets that have not experienced a significant increase in credit risk since initial recognition, for which a 12-month expected credit loss (ECL) is recognized, including exposures reclassified from Stage 2 following credit risk improvement. Stage 2 comprises financial assets that have experienced a significant increase in credit risk since initial recognition but are not credit-impaired, for which lifetime expected credit losses are recognized, including exposures reclassified from Stage 3 following improvement. Stage 3 includes financial assets that are credit-impaired at the reporting date, for which lifetime expected credit losses are recognized.

7    TRADE AND OTHER PAYABLES
Trade and other payables consisted of the following items as of December 31:

	2025	2024

Trade and other payables
Trade payables	328	334
Payables for non-current assets	291	287
Customer deposits *	756	550
Other customer liabilities and payables	67	105
Total trade and other payables	1,442	1,276
* Customer deposits represent amounts received from customers through our banking operations in Pakistan and include current deposits, savings deposits, and term deposits. Current and savings deposits are callable on demand, while term deposits have specified maturity dates.
ACCOUNTING POLICIES
Trade and other payables
Trade and other payables are initially measured at fair value which is the amount that has to be paid to the creditor in order to settle the obligation and subsequently measured at amortized cost.
Customer deposits
Customer deposits are classified at amortized cost and are initially recorded at the fair value of consideration received.

8    OTHER ASSETS AND LIABILITIES
Other assets consisted of the following items as of December 31:

	2025	2024

Other non-current assets
Customer acquisition costs *	94	87
Tax advances (non-income tax)	24	6
Loans to customers, net of expected credit losses **	31	15
Other non-financial assets	85	84
Total other non-current assets	234	192

Other current assets
Advances to suppliers	85	66
Input value added tax	50	46
Prepaid taxes	51	49
Other assets	30	80
Total other current assets	216	241
* For further details including the accounting policy, refer to Note 3—Revenue of these consolidated financial statements.
** Loans to customers relate to our banking operations in Pakistan.
Other liabilities consisted of the following items as of December 31:

	2025	2024

Other non-current liabilities
Long-term deferred revenue *	7	8
Other liabilities	11	14
Total other non-current liabilities	18	22

Other current liabilities
Taxes payable (non-income tax)	129	130
Short-term deferred revenue *	144	93
Customer advances *	73	36
Other payments to authorities	53	63
Due to employees	102	80
Other liabilities	38	30
Total other current liabilities	539	432
*For further details including the accounting policy, refer to Note 3—Revenue of these consolidated financial statements.

9    PROVISIONS AND CONTINGENT LIABILITIES
PROVISIONS
The following table summarizes the movement in provisions for the years ended December 31:

	Non-income tax provisions	Decommi-ssioning provision	Legal provision	Other provisions	Total

As of January 1, 2024	65	40	9	11	125

Arising during the year	9	8	—	8	25
Utilized	(15)	(1)	—	(3)	(19)
Unused amounts reversed	(5)	(1)	—	(5)	(11)
Discount rate adjustment and imputed interest	—	3	—	—	3
Translation adjustments and other	2	(3)	—	(1)	(2)

As of December 31, 2024	56	46	9	10	121
Non-current	—	46	—	2	48
Current	56	—	9	8	73

As of January 1, 2025	56	46	9	10	121

Arising during the year	4	10	183	3	200
Unused amounts reversed	—	(1)	—	(5)	(6)
Divestment and reclassification as held for sale	—	(10)	—	(1)	(11)
Discount rate adjustment and imputed interest	—	(2)	—	—	(2)
Translation adjustments and other	1	—	(1)	2	2

As of December 31, 2025	61	43	191	9	304
Non-current	—	43	—	—	43
Current	61	—	191	9	261
The timing of payments in respect of provisions is, with some exceptions, not contractually fixed and cannot be estimated with certainty. In addition, with respect to legal proceedings, given inherent uncertainties, the ultimate outcome may differ from VEON’s current expectations.
See ‘Source of estimation uncertainty’ below in this note for further details regarding assumptions and sources of uncertainty. For further details regarding risks associated with income tax and non-income tax positions, please refer to ‘Source of estimation uncertainty’ in Note 10—Income taxes of these consolidated financial statements.
The Group has recognized a provision for decommissioning obligations associated with future dismantling of its towers in various jurisdictions.
The Group has also recognized a provision relating to an arrangement with Dhabi Group during the year (refer to disclosure below for further details).
CONTINGENT LIABILITIES
The Group had contingent liabilities as of December 31, 2025 as set out below.
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
On September 25, 2025, the parties signed a memorandum of understanding to settle the proceedings for payment by VEON of US$20. On December 23, 2025, the parties entered into a stipulation of settlement, which was filed with the court along with related documents as part of a motion seeking preliminary approval of the settlement. Preliminary approval of the settlement was granted by the court on January 22, 2026, and payment of US$20 into escrow (was made on February 12, 2026). The final approval hearing for the settlement has been scheduled for May 19, 2026.
ADG Arbitration Claim Agreement
Subject to a prior Shareholders Agreement (“SHA”), from 2016 to 2021, PMCL was jointly owned by the VEON Group (through International Wireless Communications Pakistan Limited) and Warid Telecom Pakistan LLC and Bank Alfalah Limited (the "Claimants"), who in September 2020 exercised a put option requiring VEON to purchase their 15% stake of PMCL, a transaction completed in early 2021. In June 2022, the Claimants commenced LCIA arbitration (Case No. 225545) alleging that IWCPL and PMCL had not accurately portrayed PMCL's financial performance and outlook in connection with the valuation of their shares and sought damages.
In March 2026, the parties entered into an agreement whereby the Claimants will fully withdraw all their claims and VEON has agreed to pay the Claimants US$120 in cash plus US$30 equivalent in ADS (‘ADS Payment’). Additionally, twenty-four months after the date of agreement, VEON will make further cash payment (if any) equal to the difference US$60 and the market value of the ADS Payment at future date.
Accordingly, VEON recognized a provision for the amount that represents the estimated expected outflow of US$170 for the year ended December 31, 2025, recorded within other non-operating (loss) / gain, net in the consolidated income statement as the claim and resulting agreement was considered outside of the Group’s normal course of operations.
VAT on Replacement SIMs
SIM Cards Issued June 2009 to December 2011
On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Limited (“Banglalink”) for BDT 7.74 billion (US$63) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.
In an attempt to assist the NBR in resolving the dispute, the Government ordered the NBR to form a Review Committee (comprised of the NBR, the Commissioner of Taxes (“LTU”), BTRC, Association of Mobile Telecom Operators of Bangladesh and the operators (including Banglalink). The Review Committee identified a methodology to determine the amount of unpaid SIM tax and, after analyzing 1,200 randomly selected SIM cards issued by Banglalink, determined that only 4.83% were incorrectly registered as replacements. The Review Committee’s interim report was signed off by all the parties, however, the Convenor of the Review Committee reneged on the interim report and unilaterally published a final report that was not based on the interim report or the findings of the Review Committee. The operators objected to the final report.
The NBR Chairman and operators’ representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Banglalink’s exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC’s guidelines and assessed Banglalink’s liability for SIM tax to be BDT 7.62 billion (US$62). The operators refused to sign the supplementary report.
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
As of December 31, 2025, the Company has recorded a provision, for the cases discussed above of, US$7 (2024: US$8).
Other contingencies and uncertainties
In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and both internal and external investigations, both pending and threatened, in the ordinary course of its business. For example, our operating company in Bangladesh has recently been subject to an extensive audit conducted by the BTRC concerning past compliance with all relevant license terms, laws and regulations for the period covering 1996 (inception of our operating company in Bangladesh) to December 2019. On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$74) which includes BDT 4,307 million (approximately US$39) for interest. The Company has paid the principal amount and is currently having discussions with government stakeholders, including the BTRC for removal of the interest amount. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the removal of the interest amount, protracted litigation may result and in February 2026, Banglalink initiated legal proceedings on this matter and the case is on going. The total value of all other individual contingencies that are able to be quantified and are above US$5, other than disclosed above and in Note 10—Income taxes of these consolidated financial statements, amounts to US$227 (2024: US$211). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ in this note below and in Note 10—Income taxes of these consolidated financial statements, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and uncertainties and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability or other financial impact (e.g., regarding recoverability of certain receivables) arising from these contingencies and uncertainties to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities.
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

10    INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings.
Current income tax payable consisted of the following items as of December 31:

	2025	2024

Current tax payable	56	60
Uncertain tax provisions	32	119
Total income tax payable	88	179
In addition to the above balance of uncertain tax provisions we have also recognized uncertain tax provisions which have been directly offset with available losses.
VEON is involved in a number of disputes, litigation and regulatory proceedings in the ordinary course of its business, pertaining to income tax claims. The total value of these individual contingencies that are able to be quantified amounts to US$51 (2024: US$155). Due to the high level of estimation uncertainty, as described in “Source of estimation uncertainty” disclosed below in this Note 10—Income taxes of these consolidated financial statements, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company, however we note that an unfavorable outcome of some or all of the specific matters could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future. For further details with respect to VEON’s uncertain tax provisions and tax risks, please refer to the “Accounting policies” and “Source of estimation uncertainty” disclosed below.
Income tax assets
The Company reported current income tax assets of US$43 (2024: US$63).
These tax assets mainly relate to advance tax payments in our operating companies which can only be offset against income tax liabilities in that relevant jurisdiction, in fiscal periods subsequent to the balance sheet date.
Income tax expense
Income tax expense consisted of the following for the years ended December 31:

	2025	2024	2023

Current income taxes
Current year	306	284	249
Adjustments in respect of previous years	(3)	7	13
Total current income taxes	303	291	262

Deferred income taxes
Movement of temporary differences and losses	(128)	(100)	(114)
Changes in tax rates	—	—	(4)
Changes in recognized deferred tax assets	22	23	35
Adjustments in respect of previous years	(2)	3	1
Other	(1)	—	(1)
Total deferred tax benefit	(109)	(74)	(83)

Income tax expense	194	217	179

Effective tax rate
The following table provides a reconciliation between income tax expense calculated at the applicable statutory tax rate and actual income tax expense recognized in the consolidated statement of income, along with the principal reconciling items and their quantitative effects, for the years ended December 31, 2025, 2024, and 2023. Following the relocation of the Group's headquarters, the applicable statutory tax rate is 9% for the years ended December 31, 2025 and 2024 (Dubai, United Arab Emirates) compared to 25.8% for the year ended December 31, 2023 (the Netherlands):

	2025	2024	2023	Explanatory notes

Profit before tax from continuing operations	785	704	559
Income tax expense at statutory rates noted above	(71)	(63)	(144)	The Company is in the process of attaining a Qualified Freezone Entity status with 0% tax rate, the analysis considers the statutory tax rate in U.A.E. of 9% as the base for ETR reconciliation.

Difference due to the effects of:
Different tax rates in different jurisdictions	(31)	(72)	66	The Group’s effective tax rate is impacted by differences between the statutory income tax rate of the ultimate parent entity, VEON Ltd., based in UAE and the statutory income tax rates applicable in the jurisdictions in which the Group operates. In 2024, VEON Ltd. redomiciled its tax residency from the Netherlands to the UAE, which has a statutory corporate income tax rate of 9%. Consequently, profits earned in jurisdictions with statutory tax rates higher than 9% increase the Group’s effective tax rate relative to the parent entity’s statutory rate.

				In 2023, when VEON Ltd. was subject to the Netherlands statutory corporate income tax rate of 25.8%, profits generated in lower-tax jurisdictions reduced the Group’s effective tax rate, partially offset by profits earned in higher-tax jurisdictions.
Non-deductible expenses	(94)	(14)	(50)
The Group incurs certain expenses that are non-deductible for tax purposes in the relevant jurisdictions, primarily including intra-group expenses (such as interest on intercompany loans), certain non-income tax charges (such as minimum tax regimes), and other items. For 2025, the impact primarily relates to non-deductible expenses associated with the loss on sale of a subsidiary and other operating costs at the consolidated level.

Non-taxable income	43	40	30
In 2025, the Group's effective tax rate was reduced by non-taxable gains on the disposal of subsidiaries, including Deodar (PMCL) and Sky Mobile (Menacrest entity), as well as proceeds received from GTN related litigation in Zimbabwe.

Adjustments in respect of previous years	7	(10)	(14)
Adjustments in respect of prior years relate primarily to the finalization of tax positions and the resolution of uncertainties following the submission of tax returns, resulting in decrease of the Group’s effective tax rate in the current period

Movements in (un)recognized deferred tax assets	55	(23)	(35)
In 2025, positive movement of US$55 in deferred tax assets primarily relates to the recognition of deferred tax assets arising from the Deodar sale-and-leaseback transaction, reflecting temporary differences created between the accounting carrying values and the tax bases of the related right-of-use assets. It also includes the net impact of deferred tax assets created/utilized during the year in respect of tax losses incurred in different entities of the Group.

Withholding taxes	(21)	(45)	(32)
Withholding taxes (“WHT”) are recognized to the extent that dividends from foreign operations are expected to be paid in the foreseeable future.

In 2025, the net WHT of US$(21) mainly comprises withholding taxes on dividends received during the year and on dividends expected to be paid within the next 12 months (i.e., deferred tax liabilities on outside basis). Dividends were received and are projected from Pakistan, Kazakhstan and Uzbekistan. Due to the prevailing political conditions in Ukraine no dividends are planned to be received as of date.

Uncertain tax positions	(81)	(26)	2
The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties (see ‘Source of estimation uncertainty’ below). In 2025, US$(81) mainly relates to the Deodar income tax settlement in Pakistan. The impact of movements in uncertain tax positions is presented net of any corresponding deferred tax assets recognized.

Change in income tax rate	—	—	4	Changes in tax rates impact the valuation of existing deferred tax assets and liabilities on temporary differences. There were no changes in 2025.
Other	(1)	(4)	(6)	In 2025, US$(1) mainly relates to minimum taxes in Pakistan.

Income tax expense	(194)	(217)	(179)

Effective tax rate	24.7%	30.8%	32.0%

Deferred taxes
The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2025	2024

Deferred tax assets	418	368
Deferred tax liabilities	(41)	(27)

Net deferred tax position	377	341
The following table shows the movements of net deferred tax positions in 2025:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	28	116	(8)	136
Intangible assets	24	8	(8)	24
Trade receivables	67	11	—	78
Provisions	17	—	(1)	16
Accounts payable	11	(8)	8	11
Withholding tax on undistributed earnings	(19)	1	—	(18)
Tax losses and other balances carried forwards	2,355	(5)	(129)	2,221
Non-recognized deferred tax assets	(2,137)	(14)	70	(2,081)
Other	(5)	—	(5)	(10)
Net deferred tax positions	341	109	(73)	377
The following table shows the movements of net deferred tax positions in 2024:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	(48)	77	(1)	28
Intangible assets	64	(39)	(1)	24
Trade receivables	24	45	(2)	67
Provisions	12	5	—	17
Accounts payable	54	(43)	—	11
Withholding tax on undistributed earnings	(19)	—	—	(19)
Tax losses and other balances carried forwards	2,459	(137)	33	2,355
Non-recognized deferred tax assets	(2,277)	181	(41)	(2,137)
Other	17	(15)	(7)	(5)
Net deferred tax positions	286	74	(19)	341

Unused tax losses and other credits carried forwards
VEON recognizes a deferred tax asset for unused tax losses and other credits carried forwards, to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other credits carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2025	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	(309)	(309)
Recognized DTA	—	—	139	139
Non-recognized losses	—	(1,728)	(6,691)	(8,419)
Non-recognized DTA	—	412	1,560	1,972
Other credits carried forwards expiry
Non-recognized credits	—	—	(420)	(420)
Non-recognized DTA	—	—	108	108

As of December 31, 2024	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	(473)	(473)
Recognized DTA	—	—	182	182
Non-recognized losses	—	(1,729)	(6,767)	(8,496)
Non-recognized DTA	—	413	1,639	2,052
Other credits carried forwards expiry
Recognized credits	(37)	—	—	(37)
Recognized DTA	37	—	—	37
Non-recognized credits	—	—	(332)	(332)
Non-recognized DTA	—	—	86	86

Losses mainly relate to our holding entities in Luxembourg (2025: US$6,630; 2024: US$6,932) and the Netherlands (2025: US$1,424; 2024: US$1,456).
VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$18 (2024: US$19), relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in its Pakistan, Uzbekistan and Kazakhstan operations.
As of December 31, 2025, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$7,238 (2024: US$6,422). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.
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
Any sudden and unforeseen amendments of tax laws or changes in the tax authorities’ interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of transfer pricing rules, Controlled Foreign Corporation legislation and more strict tax residency rules).
Management believes that VEON has paid or accrued all taxes that are applicable. Where uncertainty exists, VEON has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax. The potential financial effect of such tax contingencies are disclosed in Note 9—Provision and contingent liabilities of these consolidated financial statements and above in this note. unless not practicable to do so.
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
The Group has accumulated US$8,728 of tax losses and US$420 of other tax attributes in various jurisdictions which can be carried-forward and utilized against future taxable profits..

INVESTING ACTIVITIES OF THE GROUP
11    SIGNIFICANT TRANSACTIONS
SIGNIFICANT TRANSACTIONS IN 2025
NASDAQ listing of Kyivstar Group via de-SPAC transaction
As disclosed in Note 1, on August 14, 2025, Cohen Circle (or SPAC), merged with a subsidiary of the Company, with Cohen Circle surviving the merger. As part of this transaction, Kyivstar Group effectively acquired SPAC’s net assets of approximately US$162 (consisting of US$178 in cash and liabilities of US$16 in accrued transaction costs), in exchange for Kyivstar Group common shares, vesting securities and warrants. As a result of the transaction, Kyivstar Group recognized a listing expense calculated as the excess of the consideration transferred above the net assets of Cohen Circle. The listing expense of US$162 was recognized in accordance with IFRS 2 and calculated based on the total fair value of equity issued of US$324, net of the SPAC's net assets acquired of US$162. As a result, VEON’s interest in Kyivstar Group decreased from 100% to 89.6% and the Group recognized a non-controlling interest, measured utilizing a proportionate interest method, of US$356 adjusted by a re-attributed portion of accumulated currency translation loss related to the non-controlling interest of US$215. The Group also incurred US$30 of transaction costs that were deducted from the net proceeds from the transaction.
The following table provides a summary of the proceeds raised net of transaction costs incurred in relation to the transaction:

Amount
SPAC cash balance	178
SPAC accrued transaction costs	(16)
SPAC cash net of transaction costs	162
Transaction costs incurred by VEON	(30)
Net proceeds from the transaction	132
The following table provides a summary of the fair value of consideration and the calculation of the listing expense as of the transaction date:

USD in millions, except share/warrant and per share/warrant data	Per share/warrant value	Shares / Warrants	Fair Value
Ordinary shares	$12.70	22,597,245	287
Vesting securities - Tranche 1	$8.70	661,919	6
Vesting securities - Tranche 2	$8.10	661,919	5
Warrants fair value (Note 18)	$3.35	7,666,629	26
Fair value of consideration			324
Cohen Circle Net Assets Acquired			162
Excess of fair value of consideration over Cohen Circle’s net assets (IFRS 2 Charge for listing service)			162
The Group issued 7,666,629 warrants in exchange for each of the 7,666,629 issued and outstanding Cohen Circle warrants that were automatically surrendered at the closing date of the transaction. These warrants have been determined to be derivative instruments that will or might be settled other than by the exchange of a fixed amount of cash for a fixed number of own equity instruments, they meet the definition of financial liabilities. The Group has determined that the warrants should be classified as derivative financial liabilities under IFRS and measured at fair value with changes in fair value recognized in the income statement (refer to Note 18—Investments, debts and derivatives for further details).
The vesting securities represent a potential contingent payment arrangement which is considered a share-based payment under IFRS 2. The vesting is based on a market condition, linked to Kyivstar Group's share price. There is no service condition attached to the vesting of the shares. As a result, this condition is considered to be a non-vesting condition rather than a market condition. The non-vesting condition was taken into account when estimating the grant date fair value of the vesting shares issued. The IFRS 2 fair value of the vesting securities was calculated and included in the determination of the listing expense recognized in the income statement. As the vesting securities are classified as an equity-settled share-based payment, there is no subsequent remeasurement of these securities.
The Company utilized a Monte Carlo simulation model to determine the fair value of the vesting securities. The use of the Monte Carlo simulation model required the Company to make estimates and assumptions, such as expected volatility, expected term and risk-free interest rate which were based on the best information available to management at the time of closing.
VEON sale of Beeline Kyrgyzstan
On August 1, 2025, a share purchase agreement was signed between Menacrest AG and Open Joint Stock Company Eldik Bank (“Eldik Bank”) for the sale of Beeline Kyrgyzstan operations. On August 13, 2025, VEON announced that it had completed the sale of Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Eldik Bank. The transaction was completed following receipt of all necessary regulatory approvals.

The following table shows the results for the Beeline Kyrgyzstan transaction that are accounted for in these financials as of December 31:

2025
Sale consideration	45
Carrying amount of net assets at disposal *	(43)
Gain on sale before reclassification of foreign currency translation reserve	2
Reclassification of foreign currency translation reserve	(99)
Loss on disposal	(97)
* Net assets include US$5 relating to cash and cash equivalents at disposal.
The following table shows the assets and liabilities disposed on August 13, 2025 relating to Beeline Kyrgyzstan operations as of:

August 13, 2025
Non-current assets
Property and equipment	39
Intangible assets	10
Deferred tax assets	3
Current assets
Inventories	1
Trade and other receivables	15
Other current assets	12
Total assets disposed	80

Non-current liabilities
Debt and derivatives	7
Current liabilities
Trade and other payables	22
Other non-financial liabilities	8
Total liabilities disposed	37
Sale of Med Cable Limited
On March 31, 2025, VEON signed a SPA for the sale of its 100% stake in Med Cable Limited to Algérie Telecom Europe, S.A.U. for a consideration of US$1. Completion of the sale of VEON's stake in Med Cable Limited, which is held by VEON Algeria Holdings B.V. (an indirect subsidiary of the Company), is subject to conditions specified in the SPA. As a result of this anticipated transaction and assessment that control of Med Cable Limited will be transferred, as from the date of the SPA signing, the Company classified Med Cable Limited as held for sale.
Refer to Note 12—Held for sale and discontinued operations of these consolidated financial statements for the details of the assets and liabilities held for sale relating to Med Cable Limited.
Acquisition of Uklon
On March 19, 2025, VEON announced its wholly owned subsidiary Kyivstar had signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025, the date the acquisition was completed.

The fair values of identifiable assets and liabilities of Uklon at the date of acquisition were:

April 2, 2025
Non-current assets
Intangible assets	58

Current assets
Trade and other receivables	2
Cash and cash equivalents	12

Non-current liabilities
Deferred tax liability	(7)

Current liabilities
Trade and employee related payables	(6)
Other current liabilities	(10)

Fair value of identifiable net assets	49

Goodwill resulting from acquisition	109

Purchase consideration	158
The following table shows the details of purchase consideration at the acquisition date:

April 2, 2025
Cash paid *	141
Fair value of contingent consideration	16
Put option liability	1
Total purchase consideration	158
* Total cash consideration consisted of US$129 for the acquisition of 97% of Uklon Group’s shares and a US$12 payment to settle employee awards.
The following table shows the details of cash outflow during the year ended December 31, 2025:

December 31, 2025
Cash consideration	153
Less: balances acquired
Cash and cash equivalents	(12)
Net outflow of cash - investing activities	141
Contingent consideration of US$12 recognized as of the acquisition date has been fully paid as of December 31, 2025.
Employees bonuses contingent consideration liability related to the portion attributable to pre-acquisition service, recognized at the acquisition date at fair value, resulted from the replacement of share-based payment rewards with new bonuses liability that is payable upon fulfillment of certain conditions under the SPA. The possible outcomes range from nil to US$4, with management assessing full payment as highly probable.
As part of the agreement, Kyivstar entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon. The put and call options may be exercised from April 2, 2028 through April 2, 2035. As a result, on the acquisition date, VEON determined that it had a present ownership interest in the remaining 3% interest in Uklon and has accounted for the call and put option as part of the consideration transferred and therefore, no non-controlling interest was recognized. Accordingly, the option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in the consolidated income statement.
The fair value of the customer base was determined to be US$32 with an estimated useful life of 10 years. The fair value of the customer base was determined using the multi-period excess earnings. The multi-period excess earnings approach involves forecasting the net earnings expected to be generated by the asset, reducing them by appropriate returns on contributory assets, and then discounting the resulting net cash flows to a present value using an appropriate discount rate.
The fair value of the trademark was determined to be US$18 with an estimated useful life of 10 years. The fair value of the trademark was determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes and discounting the resulting net cash flows to a present value using an appropriate discount rate.
The fair value of the developed technology intangible asset was determined to be US$8 with an estimated useful life of 3 years. The fair value of the developed technology was determined using the replacement cost approach. In the replacement cost approach, the fair value of an asset is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence.
The fair value of acquired trade and other receivables is US$2, which is very close to the gross contractual amount, as a loss allowance is insignificant.

The significant goodwill recognized from the acquisition of Uklon can be attributed to several factors, including Uklon's strong brand value and established customer relationships, which enhance Kyivstar’s market position. Additionally, the integration of Uklon’s services is expected to create operational synergies, leading to cost savings and improved service offerings. The acquisition also allows for market expansion and increased subscriber growth potential, while Uklon's technological expertise contributes to innovative capabilities. Overall, the goodwill reflects the anticipated future economic benefits arising from these elements. The goodwill will not be deductible for tax purposes.
There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, Uklon contributed US$80 of revenue and US$21 profit before tax to VEON. If the acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$99 and contribution to the profit before tax for VEON would have been US$25. These amounts have been calculated using Uklon’s results and adjusting them for:
•differences in the accounting policies between VEON and Uklon; and
•additional amortization that would have been charged on the assumption that the fair value adjustments to intangible assets had applied from January 1, 2025, together with their consequential tax effects.
Acquisition-related costs of US$0.5 are included in selling, general and administrative expenses in the consolidated income statement, and in operating cash flows in the consolidated statement of cash flows.
The accounting for purchase of Uklon is provisional as the valuation of certain intangible assets, trade and other receivables, current, non-current liabilities and residual goodwill related to this acquisition is not complete. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date ending April 2, 2026).
During the year ended December 31, 2025, VEON recorded measurement period adjustments related to the acquisition of Uklon to reflect additional information identified after the three-month period ended September 30, 2025. The adjustments include recognition of US$6 of unpaid transaction costs as assumed liabilities and a total decrease of US$1 related to the fair value of the put option liability and deferred tax liability. As a result, the fair value of identifiable net assets decreased from US$54 million to US$49, and goodwill increased from US$104 to US$109. These adjustments were made within the measurement period and reflect facts and circumstances existing at the acquisition date.
VEON sale of its Pakistan tower portfolio to Engro Corp
On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership, VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.
On April 30, 2025, based on the expected closing conditions of the transaction, management assessed that the sale of Deodar is considered to be highly probable and therefore, the assets and liabilities of Deodar were classified as held for sale. Following the classification as held for sale, the Company did not account for depreciation and amortization expenses of Deodar’s assets.
On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. As per the terms of the agreement, total consideration was US$562.5 out of which US$187.5 was paid upfront and remaining was to be paid in US$20 equal monthly installments over the period of 19 months from date of completion. The deferred sale consideration was discounted and recognized at present value resulting in total consideration to be recorded at the date of completion for US$547.5.
PMCL and Engro Corp also entered into a Master Tower Agreement ("MTA") under which VEON leased back the extensive part of the sold Deodar's infrastructure assets for an initial non-cancellable lease term of 12 years. Overall, lease liabilities in the amount of US$633 and, as a result of the sale-and-leaseback arrangements, retained right-of-use assets together with the service component in the amount of US$333 were recognized. The portion of the gain attributable to the retained use of the sold assets, amounting to US$300, will have an impact on profit or loss in later periods by way of lower depreciation of the capitalized right-of-use assets. Furthermore, US$454 of the cumulative amount of the exchange differences gains related to Deodar foreign operations recognized in other comprehensive income was reclassified from equity to consolidated income statement upon disposal and net deferred tax assets of US$109 were recognized in the consolidated statement of financial position. Overall, a gain on sale of subsidiary of US$502 was recognized as disclosed in table below.

The following table shows the results for the Deodar sale transaction that are accounted for in these financials as of December 31:

2025
Sale consideration	548
Carrying amount of net assets at disposal *	(200)
Gain on sale before reclassification of foreign currency translation reserve and sale and lease back implication	348
Right of use assets recognized	333
Lease liabilities recognized	(633)
Reclassification of foreign currency translation reserve	454
Gain on disposal	502

Deferred tax asset, net	109
* Net assets include US$7 relating to cash and cash equivalents at disposal.
The following table shows the assets and liabilities disposed on June 3, 2025 relating to Deodar operations as of:

June 3, 2025
Non-current assets
Property and equipment	92
Goodwill	58
Deferred tax assets	65
Other non-current assets	1
Current assets
Trade and other receivables	357
Other current assets	65
Total assets disposed	638

Non-current liabilities
Debt and derivatives	27
Other non-current liabilities	9
Current liabilities
Trade and other payables	388
Debt and derivatives	14
Total liabilities disposed	438
Sale of VEON Wholesale Services B.V.
On March 7, 2025, VEON signed a SPA for the sale of its 100% stake in VEON Wholesale Services B.V. ("VWS") to H & Suliman Consulting LLC for consideration of US$3. Completion of the sale of VEON's stake in VWS, which is held by VEON Amsterdam B.V. (an indirect subsidiary of the Company), was subject to conditions specified in the SPA and on April 2, 2025, control of VWS was transferred to H & Suliman Consulting LLC and the Company recorded a loss on sale of subsidiary of US$5.

SIGNIFICANT TRANSACTIONS IN 2024 AND 2023
Sale of TNS+ in Kazakhstan
On May 28, 2024 VEON announced that it signed a share purchase agreement ("TNS+ SPA") for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+"), included within the Kazakhstan operating segment, to its joint venture partner, the DAR group of companies for total deferred consideration of US$138. As a result of this anticipated transaction and assessment that control of TNS+ will be transferred, as from the date of the TNS+ SPA signing, the Company classified its TNS+ operations as held for sale and thereafter, the Company no longer accounted for depreciation and amortization for TNS+ operations. The closing of the transaction was subject to customary regulatory approvals in Kazakhstan which were subsequently obtained. Accordingly, the sale was completed on September 30, 2024, and the Company recognized a US$66 gain on disposal of TNS+, which includes the recycling of currency translation reserve in the amount of US$44. In November 2024, the Company has received US$38 of the total deferred consideration and the remaining US$100 received in February 2025.
The following table shows the assets and liabilities disposed of as the sale completion date, September 30, 2024:

September 30, 2024
Non-current assets
Property and equipment	47
Intangible assets	1
Deferred tax assets	2
Other non-current assets	1

Current assets
Trade and other receivables	32
Other current assets	2
Cash and cash equivalents	2

Total assets disposed	87

Non-current liabilities
Debt and Derivatives	7
Other non-current liabilities	8

Current liabilities
Trade and other payables	12
Other non-financial liabilities	10
Total liabilities disposed	37
The following table shows the results for the disposal of TNS+ that are accounted for in these financial statements as of December 31, 2024:

2024
Deferred consideration to be settled in cash	138
Carrying amount of net assets at disposal	(50)
Gain on sale before reclassification of foreign currency translation reserve and non-controlling interests	88
Derecognition of non-controlling interest	22
Reclassification of foreign currency translation reserve	(44)
Gain on disposal of TNS+	66
* Net assets include US$2 relating to cash and cash equivalents at disposal.
Agreement between Banglalink and Summit regarding the sale of its Bangladesh tower assets
On November 15, 2023, VEON announced that its wholly owned subsidiary, Banglalink, entered into an Asset Sale and Purchase Agreement (“APA”) and Master Tower Agreement (“MTA”), to sell a portion of its tower portfolio (2012 towers, nearly one-third of Banglalink's infrastructure portfolio) in Bangladesh to the buyer, Summit, for BDT 11 billion (US$97). The closing of the transaction was subject to regulatory approval which was received on December 21, 2023. Subsequently, the deal closed on December 31, 2023. Under the terms of the deal, Banglalink entered into a long-term lease agreement with Summit under which Banglalink will lease space upon the sold towers for a period of 12-years, with up to seven optional renewal periods of 10 years each. The lease agreement became effective upon the closing of the sale.
As of November 15, 2023, the Bangladesh towers were classified as assets held for sale. Following the classification as disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of the Bangladesh tower assets. As a result of the closing of the sale on December 31, 2023, control of the towers was transferred to Summit and Banglalink recognized the purchase consideration of

BDT 11 billion (US$97) net of cost of disposals containing legal, regulatory and investment bankers costs amounting BDT 855 million (US$8). The consideration was receivable as of December 31, 2023, and payment was subsequently received in January 2024 upon the final completion date under the terms of the APA. As a result of applying sale and leaseback accounting principles to the lease agreement under the terms of the deal, Banglalink recognized a gain on sale of assets of BDT 4 billion (US$34), right-of-use assets of BDT 550 million (US$5) representing the proportional fair value of assets (towers) retained with respect to the book value of assets (towers) sold amounting to BDT 950 million (US$9) and lease liabilities of BDT 6 billion (US$52) based on a twelve years lease term, which are at market rates. Additional right-of-use assets and lease liabilities of BDT 4 billion (US$40) were recognized for total right-of-use assets of BDT 5 billion (US$45) and total lease liabilities of BDT 10 billion (US$92).
Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the ongoing war in Ukraine (refer to Note 17—Other non-operating gain/(loss) of these consolidated financial statements) and other macroeconomic conditions, resulted in the devaluation of exchange rates in the countries in which VEON operates, particularly in Pakistan and Russia. While the UAH to US$ foreign exchange rate have been relatively stable during 2023 given the ongoing circumstances in Ukraine, there is a continued risk of a significant Ukrainian hryvnia (“UAH”) to US$ depreciation. This risk has been partially mitigated by investment of excess cash in US$ denominated domestic Ukrainian sovereign bonds. Refer to Note 20—Financial risk management of these consolidated financial statements for further details on foreign currency risk and Note 19—Cash and cash equivalents of these consolidated financial statements for further details on the Ukrainian sovereign bonds. As such, in the year ended December 31, 2023, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$ 598 recorded against the foreign currency translation reserve in the consolidated statement of comprehensive income.

12    HELD FOR SALE AND DISCONTINUED OPERATIONS
As disclosed in Note 11—Significant transactions of these consolidated financial statements, the following table provides the details over assets and liabilities classified as held-for-sale as of:

	Assets held-for-sale		Liabilities held-for-sale
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Kyrgyzstan	—	72	—	28
Medcable	—	—	4	—
Total assets and liabilities	—	72	4	28
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
The financial impact of the sale of our Russian operations is a loss of US$3,746 recorded within (Loss)/Profit after Tax from Discontinued Operations in the Consolidated Income Statement, primarily due to US$3,414 of cumulative currency translation losses which accumulated in equity through other comprehensive income and recycled through the consolidated income statement on the date of the disposal. Overall, the sale of the Russian Operations resulted in significant deleveraging of VEON’s balance sheet.
The following table provides the details of loss after tax from discontinued operations and disposals of discontinued operations for the period ended December 31:

2023

Russia
Profit after tax for the period	916
Loss on disposal	(3,746)

Total loss after tax from discontinued operations and disposals of discontinued operations	(2,830)
The following table shows the results for the disposal of the Russia operations that are accounted for in these financials as of December 31, 2023:

2023
Sale consideration *	1,294
Carrying amount of net assets at disposal **	(1,642)
De-recognition of non-controlling interest	16
Loss on sale before reclassification of foreign currency translation reserve	(332)
Reclassifications of:
foreign currency translation reserve	(3,384)
net investment hedge reserves	(30)
(3,414)
Net loss on disposal of Russia operations	(3,746)
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

13    IMPAIRMENT OF ASSETS
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
Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. Refer to Note 15—Intangible assets of these consolidated financial statements for an overview of the carrying value of goodwill per cash-generating unit (“CGU”). The Company’s impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers the relationship between its market capitalization and its book value, as well as its weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.
The Russia CGU was classified as Assets Held for Sale and Discontinued Operations in 2022. For details regarding the sale completed in 2023, and the impairment assessment for the CGU including impairment charges recorded related to Russia CGU, refer to Note 12—Held for sale and discontinued operations of these consolidated financial statements.
Impairment losses/(reversals), net in 2025

	Property and equipment	Total impairment / (reversal)
2025
Ukraine	7	7
Other*	2	2
	9	9
* This includes impairment on telecommunication equipment in Pakistan
The Company performed annual impairment testing of goodwill and non-goodwill CGUs as of September 30, 2025 and subsequently assessed for indicators of impairment as of December 31, 2025.
During 2025, the Company acquired Uklon, refer to Note 11—Significant transactions for details, and it was concluded to be a new CGU and hence was independently assessed for impairment.
The Bangladesh CGU is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, within this CGU, impairment was previously booked and subsequently reversed. We therefore performed full valuation exercise for this CGU. Based on the assessment performed, we concluded that no impairment nor reversal was identified for any CGU.
Impairment losses/(reversals), net in 2024

	Property and equipment	Total impairment / (reversal)
2024
Ukraine	3	3
	3	3

The Company performed annual impairment testing of goodwill and non-goodwill CGUs as of September 30, 2024 and subsequently assessed for indicators of impairment as of December 31, 2024.
The Bangladesh CGU is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, the CGU has limited headroom following the reversal of impairment in 2022 and is continuously monitored. We therefore performed valuation sensitivity tests to assess if a further impairment or reversal of impairment was required. Based on the assessment performed, we concluded that no impairment nor reversal was identified for any CGU.
Impairment losses/(reversals), net in 2023

	Property and equipment	Total impairment / (reversal)
2023
Ukraine	1	1
Other*	(7)	(7)
	(6)	(6)
* This includes net impairment reversals on telecommunication equipment in Kazakhstan

The Company performed annual impairment testing of goodwill and non-goodwill CGUs as of September 30, 2023 and subsequently assessed for indicators of impairment as of December 31, 2023.
The Bangladesh CGU has limited headroom following the reversal of impairment in 2022 and is continuously monitored. Our assessment also considered the impact of the cyber-attack in December 2023 on our Ukrainian subsidiary, Kyivstar and the sale of the Bangladesh towers also in December 2023 and concluded that no impairment nor reversal of impairment was identified for any CGU.
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
Discount rates
Discount rates are initially based on the risk-free rate for 20-year maturity bonds of the United States Treasury, adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole. International Fisher effect is than applied, using long-term U.S. and local inflation forecast, to compute final discount rate in functional currency.
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
The discount rate in functional currency of a CGU is adjusted for the applicable country’s risk premium.
For 2025 and onwards, recoverable amounts computation for each CGU, a separate discount rate was computed for each of the five forecasted years along with one for projected future cash flows after the fifth year. The computation of discount rate per year is similar to what is mentioned above with the only difference being yearly inflation rate (both for U.S. and local country as per the IMF) used in international fisher effect application. While using a single long-term inflation was a straightforward approach, it assumed a stable inflation environment and did not account for short-term volatility which was increasingly observed in markets in which t operates. This revised approach allows near term cashflows (which may be exposed to higher inflation volatility) are discounted at rates that reflect their actual risk profile while longer term cashflows gradually converge to a more stable inflation in terminal year.
Discount rate applied to long-term cash flows (which are contributing the most to recoverable amount) are presented in table below:

	Discount rate (local currency)
	2025	2024	2023

Pakistan	17.7%	16.9%	19.6%
Bangladesh	14.6%	12.9%	13.9%
Kazakhstan	13.3%	11.4%	12.9%
Uzbekistan	13.7%	12.8%	14.7%
Ukraine	19.1%	17.7%	20.8%
Uklon	21.0%	—%	—%

Revenue growth rates
The revenue growth rates during the forecast period vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others.
Long-term growth rate in perpetuity applied to each CGU was reassessed in 2025. With the Company’s ongoing transformation to a digital operator, change was needed to align long-term assumptions with changing macroeconomic fundamentals and industry practice. Previously the focus was on core telecommunication, meaning the business offered more commodity services but now as the business shifts more towards inflation indexed pricing and value-added digital revenue streams, long-term growth expectations needed to be changed from commodity pricing and to be moved to underlying growth expectations. As a result, growth rates for terminal year was linked to long-term inflation for each country which in addition to being an externally observable benchmark, better reflects economic reality.

	Average annual revenue growth rate during forecast period *			Terminal growth rate
	2025	2024	2023	2025	2024	2023

Pakistan	15.4%	15.7%	16.5%	6.5%	4.0%	4.0%
Bangladesh	16.2%	11.9%	12.9%	5.5%	3.5%	3.5%
Kazakhstan	15.1%	10.4%	13.2%	5.9%	1.0%	1.0%
Uzbekistan	11.8%	17.9%	22.3%	5.0%	2.5%	2.5%
Ukraine	10.3%	9.8%	8.8%	5.0%	1.0%	1.0%
Uklon	13.5%	—%	—%	5.0%	—%	—%

* The forecast period is the explicit forecast period of five years: for 2025 being 2026-2030 with terminal period in 2031; for comparative period 2024 being 2025-2029 with terminal period in 2030; for comparative period 2023 being 2024-2028 and terminal period in 2029.
Operating margin
For estimation of operating margins, the company moved to post-IFRS 16 basis in year 2025 by taking account of respective changes which primarily involved removing lease expenses (rentals) from its books and booking relevant depreciation and interest expense. This results in higher EBITDA and in isolations leads to higher recoverable amount. In order to maintain consistency, approach to CAPEX was also reassessed to include IFRS 16 impacts (which is discussed in more detail in next section—CAPEX). For terminal period, a normalized post IFRS 16 EBITDA was determined which reflected expected sustainable margins in the long-term. The forecasted operating margin is based on the budget and forecast calculations and assumes cost optimization initiatives which are part of on-going operations, as well as regulatory and technological changes known to date, such as telecommunication license issues and price regulation, among others. Segment information in Note 2 is post-IFRS 16.

	Average operating margin during the forecast period *			Terminal period operating margin
	2025	2024	2023	2025	2024	2023

Pakistan	43.7%	39.6%	43.6%	44.9%	40.0%	40.0%
Bangladesh	45.7%	28.9%	30.7%	49.4%	33.5%	33.5%
Kazakhstan	46.5%	46.0%	49.5%	47.0%	45.0%	45.0%
Uzbekistan	39.3%	36.5%	40.0%	40.0%	40.0%	40.0%
Ukraine	51.1%	52.4%	51.8%	50.5%	50.0%	50.0%
Uklon	42.5%	—%	—%	45.7%	—%	—%

* The forecast period is the explicit forecast period of five years: for 2025 being 2026-2030 with terminal period in 2031; for comparative period 2024 being 2025-2029 with terminal period in 2030; for comparative period 2023 being 2024-2028 and terminal period in 2029.
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
As the company moved to post IFRS 16 this year, to ensure integrity of recoverable value assessment, right of use CAPEX was included in calculations. This partially knocks off the impact in recoverable amount computation coming from a higher operating margin. Additionally under post IFRS 16 framework, right of use assets are included as part of carrying value computation (which is consistent with their classification as operating assets under IAS 36) and further reduces the upside coming from higher operating margin, but lease liabilities are treated as financing obligations and excluded from carrying value computation. In isolation, this increases carrying value per CGU.

	Average CAPEX as a percentage of revenue during the forecast period *			Terminal period* CAPEX as a percentage of revenue
	2025	2024	2023	2025	2024	2023

Pakistan	11.2%	11.5%	11.3%	14.0%	14.0%	14.0%
Bangladesh	13.3%	13.7%	17.6%	17.0%	17.0%	17.0%
Kazakhstan	17.4%	16.1%	16.0%	17.5%	17.5%	17.5%
Uzbekistan	22.1%	19.7%	22.1%	20.0%	20.0%	20.0%
Ukraine	23.0%	21.5%	19.1%	20.0%	20.0%	20.0%
Uklon	3.7%	—%	—%	3.2%	—%	—%

* The forecast period is the explicit forecast period of five years: for 2025 being 2026-2030 with terminal period in 2031; for comparative period 2024 being 2025-2029 with terminal period in 2030; for comparative period 2023 being 2024-2028 and terminal period in 2029.
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

14    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the years ended December 31:

Net book value	Telecomm-unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets	Total

As of January 1, 2024	1,688	61	102	226	821	2,898

Additions *	82	3	29	572	181	867
Disposals	(11)	—	(5)	—	(12)	(28)
Depreciation charge for the year	(335)	(8)	(31)	—	(155)	(529)
Divestment and reclassification as held for sale	(44)	—	(9)	(21)	(7)	(81)
Impairment	(3)	—	—	(2)	(1)	(6)
Impairment reversal	1	—	—	1	1	3
Transfers	433	22	26	(493)	(10)	(22)
Modifications of right-of-use assets *	—	—	—	—	103	103
Translation adjustment	(97)	(6)	(10)	(16)	(60)	(189)

As of December 31, 2024	1,714	72	102	267	861	3,016

Additions	68	5	41	655	540	1,309
Disposals	(5)	—	—	(2)	(28)	(35)
Depreciation charge for the year	(340)	(9)	(36)	—	(193)	(578)
Divestment and reclassification as held for sale **	(60)	—	(1)	(7)	(29)	(97)
Impairment	(8)	—	—	(3)	(1)	(12)
Impairment reversal	—	—	—	2	1	3
Transfers	550	41	32	(625)	(1)	(3)
Modifications of right-of-use assets	—	—	—	—	127	127
Translation adjustment	6	3	4	7	7	27

As of December 31, 2025	1,925	112	142	294	1,284	3,757
Cost	4,741	210	422	304	1,852	7,529
Accumulated depreciation and impairment	(2,816)	(98)	(280)	(10)	(568)	(3,772)

* Certain prior period comparatives have been represented to conform with the current year presentation.
** This relates to the sale of Kyrgyzstan and Deodar as explained in Note 11—Significant transactions and Note 12—Held for sale and discontinued operations.
There were no material changes in estimates related to property and equipment in 2025 and 2024.
Property and equipment include assets in use in the amount of US$581 (2024: US$488) which were not paid for as of year-end.
Property and equipment pledged as security for bank borrowings amounts to US$668 as of December 31, 2025 (2024: US$637), and primarily relate to liens securing borrowings of PMCL.

The following table summarizes the movement in the net book value of right-of-use assets ("ROU") for the year ended December 31:

Net book value	ROU - Telecommunications Equipment	ROU - Land, Buildings and Constructions	ROU - Office and Other Equipment	Total

As of January 1, 2024	747	61	13	821

Additions *	149	22	10	181
Disposals	(8)	(4)	—	(12)
Depreciation charge for the year	(133)	(17)	(5)	(155)
Divestment and reclassification as held for sale	(4)	(3)	—	(7)
Impairment	(1)	—	—	(1)
Impairment reversal	1	—	—	1
Transfers	(9)	(1)	—	(10)
Modifications and reassessments *	87	16	—	103
Translation adjustment	(53)	(6)	(1)	(60)

As of December 31, 2024	776	68	17	861

Additions	504	28	8	540
Disposals	(23)	(4)	(1)	(28)
Depreciation charge for the year	(167)	(20)	(6)	(193)
Divestment and reclassification as held for sale	(29)	—	—	(29)
Impairment	(1)	—	—	(1)
Impairment reversal	1	—	—	1
Modifications and reassessments	116	11	—	127
Translation adjustment	5	2	—	7

As of December 31, 2025	1,181	85	18	1,284
Cost	1,687	136	29	1,852
Accumulated depreciation and impairment	(506)	(51)	(11)	(568)

* Certain prior period comparatives have been represented to conform with the current year presentation.
COMMITMENTS
Capital commitments for the future purchase of equipment are as follows as of December 31:

	2025	2024

Less than 1 year	106	178
Between 1 and 5 years	24	—

Total commitments	130	178
Capital commitments arising from telecommunications licenses
VEON’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses for GSM-900/1800, “3G” (UMTS/WCDMA) mobile radiotelephone communications services and “4G” (LTE).
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

ACCOUNTING POLICIES
Property and equipment are stated at cost, net of any accumulated depreciation and accumulated impairment losses.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The useful life of VEON's assets generally fall within the following ranges:

Class of property and equipment	Useful life
Telecommunication equipment	3—30 years
Buildings and constructions	10—50 years
Office and other equipment	2—10 years
Right-of-use assets	Equivalent lease term
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
The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, historical and expected replacements or transfer of assets and quality of components used. Estimated useful life for right-of-use assets is directly impacted by the equivalent lease term, refer to Note 18—Investment, debt and derivatives of these consolidated financial statements for more information regarding source of estimation uncertainty for lease terms.

15    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommuni-cation licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total

As of January 1, 2024	1,026	193	4	42	5	349	1,619

Additions	35	52	—	2	81	—	170
Disposals	—	(4)	—	—	(1)	—	(5)
Amortization charge for the year	(125)	(63)	(2)	(6)	(3)	—	(199)
Divestment and reclassification as held for sale	(4)	(8)	—	—	—	—	(12)
Transfer and reclassification	—	58	—	—	(60)	6	4
Translation adjustment	(29)	(18)	(1)	(2)	—	(17)	(67)

As of December 31, 2024	903	210	1	36	22	338	1,510

Acquisitions	—	8	18	32	—	116	174
Additions	1	125	—	—	23	—	149
Disposals	—	(1)	—	—	—	—	(1)
Amortization charge for the year	(132)	(79)	(2)	(6)	(5)	—	(224)
Divestment and reclassification as held for sale *	—	—	—	—	—	(58)	(58)
Transfer and reclassification	(2)	22	1	—	(17)	—	4
Translation adjustment	(9)	1	—	(1)	1	3	(5)

As of December 31, 2025	761	286	18	61	24	399	1,549
Cost	1,851	783	174	279	41	1,122	4,250
Accumulated amortization and impairment	(1,090)	(497)	(156)	(218)	(17)	(723)	(2,701)

* This relates to the sale of Deodar as explained in Note 11—Significant transactions.
During 2025 and 2024, there were no material changes in estimates related to intangible assets.
Intangible assets include assets in use in the amount of nil (2024: US$17), which were not yet paid for as of year-end.
GOODWILL
During the year, the movement in goodwill for the Group, per CGU, consisted of the following:

CGU*	December 31, 2025	Translation and other adjustment	Acquisitions ***	Divestments ***	December 31, 2024

Pakistan	123	(2)	—	(58)	183
Kazakhstan	117	5	—	—	112
Ukraine	19	(2)	7	—	14
Uzbekistan	31	2	—	—	29
Uklon **	109	—	109	—	—

Total	399	3	116	(58)	338
* There is no goodwill allocated to the Bangladesh CGU.
** Uklon, acquired in Q2 2025 has been identified as a separate CGU within the Ukraine operating segment.
*** For acquisitions and divestments, refer to Note 11—Significant transactions for further details.

CGU*	December 31, 2024	Translation adjustment	Transfer and reclassification	December 31, 2023

Pakistan	183	4	—	179
Kazakhstan	112	(17)	—	129
Ukraine	14	(2)	6	10
Uzbekistan	29	(2)	—	31

Total	338	(17)	6	349
* There is no goodwill allocated to the Bangladesh or Kyrgyzstan CGUs.
COMMITMENTS
Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2025	2024

Less than 1 year	19	15
Between 1 and 5 years	7	—

Total commitments	26	15
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
Intangible assets with a finite useful life are generally amortized with the straight-line method over the estimated useful life of the intangible asset. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least annually and fall within the following ranges:

Class of intangible asset	Useful life
Telecommunications licenses, frequencies and permissions	3—20 years
Software	3—10 years
Brands and trademarks	3—15 years
Customer relationships	10—21 years
Other intangible assets	4—10 years
Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized. Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired. See Note 13—Impairment of assets of these consolidated financial statements for further details.
SOURCE OF ESTIMATION UNCERTAINTY
Refer also to Note 14—Property and equipment of these consolidated financial statements for further details regarding source of estimation uncertainty.
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

16    INVESTMENTS IN SUBSIDIARIES
The Company held investments in material subsidiaries for the years ended December 31 as detailed in the table below. The equity interest presented represents the economic rights available to the Company.

			Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2025	2024

VEON Amsterdam B.V.	Netherlands	Holding	100.0%	100.0%
VEON Holdings B.V.*	Netherlands	Holding	89.6%	100.0%
VEON MidCo B.V. *	Netherlands	Holding	100.0%	—%
VEON Intermediate Holdings B.V. *	Netherlands	Holding	100.0%	—%
JSC “Kyivstar” **	Ukraine	Operating	89.6%	100.0%
Kyivstar Group Ltd. **	Ukraine	Holding	89.6%	—%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%	100.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%	100.0%
LLC “Sky Mobile” ***	Kyrgyzstan	Operating	—%	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%	99.6%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%	100.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%	100.0%
VEON Group Holding Company Limited	Dubai	Branch	100.0%	100.0%

* On April 8, 2025, we completed a partial Dutch statutory demerger of VEON Holdings B.V. (“VEON Holdings”) pursuant to article 2:334a paragraph 3 of the Dutch Civil Code, (the “Demerger”) as a result of which VEON Holdings’s previously-held interests in its subsidiaries (along with other assets, liabilities and contracts) were allocated among VEON Holdings and two newly-incorporated entities, VEON MidCo B.V. and VEON Intermediate Holdings B.V. Effective April 8, 2025: (i) VEON Holdings’s only subsidiary is JSC Kyivstar; (ii) VEON MidCo B.V. holds the interests in VEON’s operating subsidiaries and other key assets; and (iii) VEON Intermediate Holdings holds the interests in VEON’s non-core assets and subsidiaries. Following the demerger, VEON Holdings B.V. changed its name to Kyivstar Holdings B.V., effective February 2026.
** On August 14, 2025, pursuant to a Business Combination Agreement with Cohen Circle Acquisition Corp. I (the “BCA”), VEON Amsterdam B.V. (“VEON Amsterdam”) sold the post‑Demerger VEON Holdings (consisting solely of JSC Kyivstar) to Kyivstar Group Ltd. Upon the closing of the BCA, VEON Amsterdam held a 89.6% stake in Kyivstar Group Ltd., refer Note 11—Significant transactions of these consolidated financial statements for further details. Subsequent to the year ended December 31, 2025, On February 3, 2026, VEON announced the closing of a secondary public offering of 14,375,000 common shares of Kyivstar Group Ltd. following which VEON Amsterdam further decreased its ownership in Kyivstar Group Ltd. to 83.6%, refer Note 25—Events after the reporting period for further details..
*** LLC “Sky Mobile” was sold on August 12, 2025, refer Note 11—Significant transactions of these consolidated financial statements for further details.
Certain of the Group’s subsidiaries are subject to restrictions that impact their ability to distribute dividends. For example, the Group faces certain restrictions from paying dividends where it is subject to withholding tax, primarily in Pakistan, Kazakhstan and Uzbekistan. The total amount of dividend restrictions amounts to US$236 (2024: US$231).
MATERIAL PARTLY-OWNED SUBSIDIARIES
Financial information of subsidiaries that have material non-controlling interests (“NCIs”) is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit/(loss) attributable to material NCIs
Name of significant subsidiary	2025	2024	2025	2024	2025	2024

LLP “KaR-Tel” (“Kar-Tel”)	25.0%	25.0%	70	58	45	51
Kyivstar Group Limited ("KGL")	10.4%	—%	135	—	13	—

The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 is detailed below.
Summarized income statement

	KaR-Tel			KGL
	2025	2024	2023	2025

Revenue	807	774	692	1,157
Operating expenses	(555)	(487)	(423)	(883)
Other expenses	(17)	(28)	(11)	(76)
Profit before tax	235	259	258	198
Income tax expense	(54)	(57)	(57)	(74)
Profit for the year	181	202	201	124
Total comprehensive income	181	202	201	124
Attributed to NCIs	45	51	50	13
Summarized statement of financial position

	KaR-Tel		KGL
	2025	2024	2025

Property and equipment	689	532	849
Intangible assets	168	160	491
Other non-current assets	37	41	90
Trade and other receivables	115	33	37
Cash and cash equivalents	55	51	455
Other current assets	72	33	200
Debt and derivatives	(496)	(358)	(516)
Provisions	(10)	(8)	(19)
Other liabilities	(349)	(253)	(288)

Total equity	281	231	1,299

Attributed to:
Equity holders of the parent	211	173	1,164
Non-controlling interests	70	58	135

Summarized statement of cash flows

	KaR-Tel			KGL
	2025	2024	2023	2025

Net operating cash flows	236	338	308	558
Net investing cash flows	(138)	(112)	(117)	(150)
Net financing cash flows	(98)	(236)	(166)	(626)
Net foreign exchange difference	4	(8)	—	(1)
Net increase / (decrease) in cash equivalents	4	(18)	25	(219)

SIGNIFICANT ACCOUNTING JUDGMENTS
Control over subsidiaries
Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. In certain circumstances, significant judgment is required to assess if the Company is deemed to have control over entities where the Company’s ownership interest does not exceed 50%.

FINANCING ACTIVITIES OF THE GROUP
17    OTHER NON-OPERATING GAIN, NET
Other non-operating (loss) / gain, net consisted of the following for the years ended December 31:

	2025	2024	2023

Change of fair value of other derivatives	—	—	(1)
Gain from money market funds	23	37	75
Loss from other financial assets	—	—	(48)
Gain on early termination of liability	21	—	—
Other loss on provision for legal case	(170)	—	—
Other losses, net	(4)	(6)	(6)
Other non-operating (loss) / gain, net	(130)	31	20
During the year, the Company has recognized a provision for US$170 relating to an arrangement with Dhabi group. Refer to Note 9 - Provisions and Contingent Liabilities for further details.
In 2023, the loss from other financial assets relates to the impairment of a receivable with respect to the repurchase of VEON Holdings debt.
Refer to Note 18—Investments, debt and derivatives of these consolidated financial statements.

18    INVESTMENTS, DEBT AND DERIVATIVES
INVESTMENTS AND DERIVATIVES
The Company holds the following investments and derivatives assets as of December 31:

	Carrying value
	2025	2024

At fair value
Other investments	38	30
	38	30

At amortized cost
Security deposits and cash collateral	159	117
Bank deposits	2	2
Deferred consideration from sale of subsidiary *	250	101
Other investments	184	172
	595	392

Total investments and derivatives	633	422
Non-current	144	65
Current	489	357

* Certain prior period comparatives have been represented to conform with the current year presentation.
Security deposits and cash collateral
Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$27 (2024: US$32) and restricted cash of US$118 (2024: US$63) which are mainly held at our banking operations in Pakistan and our operating company in Ukraine.
Deferred consideration from sale of subsidiary
This includes US$250 deferred consideration for the sale of Deodar. (2024: US$101 which is related to deferred consideration for the sale of the Company’s stake in TNS+).
Other Investments
Other investments at fair value are measured at fair value through other comprehensive income and relate to investments held in Pakistan US$4 (2024: US$4) and Bangladesh US$34 (2024: US$26). As a result of revaluations, a US$8 gain was recorded during the year.
Other investments at amortized cost include, a loan granted by VIP Kazakhstan Holding AG to minority shareholder Crowell Investments Limited of US$27 (2024: US$69), investment in Pakistan sovereign bonds of US$33 (2023: US$27), short-term repo lending at our banking operations in Pakistan of US$94 (2024: US$42) and US$ denominated local sovereign bonds held by our operating company in Ukraine with tenors of 3 to 6 months of nil (2024: US$30).

DEBT AND DERIVATIVES
The Company holds the following outstanding debt and derivatives liabilities as of December 31:

	Carrying value
	2025	2024

At fair value
Warrants	27	—
	27	—

At amortized cost
Borrowing, of which	3,143	3,348
i) Principal amount outstanding	3,049	3,265
ii) Other Borrowings	94	83
Interest accrued	63	57
Discounts, unamortized fees	(19)	(12)
Bank loans and bonds	3,187	3,393

Lease liabilities	1,760	1,030
Other financial liabilities	171	271
	5,118	4,694

Total debt and derivatives	5,145	4,694
Non-current	4,043	3,028
Current	1,102	1,666
Other borrowings include long-term capex accounts payable of US$94 (2024: US$83).
Warrants
As disclosed in Note 5, each of the 7,666,629 issued and outstanding Cohen Circle warrants were automatically surrendered and exchanged for 7,666,629 Kyivstar Group warrants. The warrants became exercisable 30 days after the completion of the Business Combination. The warrants will expire five years after the completion of a Business Combination or earlier upon redemption by Kyivstar Group or liquidation of Kyivstar Group.
The warrants may be redeemed when the price per common share equals or exceeds US$18.00. Once the warrants become exercisable, the Company may redeem the warrants:
•in whole and not in part;
•at a price of US$0.01 per warrant;
•upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•if, and only if, the closing price of the Company’s common shares equals or exceeds US$18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which the notice of redemption is given to the warrant holders.
If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Each warrant entitles the holder to purchase one common share at an exercise price of US$11.50 per share. The warrants are exercisable from September 14, 2025, and will expire on August 14, 2030. During the year, 101 warrants were exercised leaving 7,666,528 warrants outstanding on December 31, 2025.

Bank loans and bonds
The Company had the following principal amounts outstanding for interest-bearing bank loans, bonds and long-term payables classified as borrowings at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2025	2024

VEON MidCo B.V.	Syndicated Loan Facility	None	USD	3M Term SOFR + 4.25%	2027	210	—
VEON MidCo B.V.	Notes	None	USD	3.38%	2027	1,011	1,014
VEON MidCo B.V.	Notes	None	USD	9.00%	2029	200	—
VEON MidCo B.V.	Legacy notes, no payments due, subject to potential conversion	None	USD	3.38%	2027	69	69
VEON Holdings B.V.	Notes	None	USD	4.00%	2025	—	472
VEON Holdings B.V.	Notes	None	RUB	6.30%	2025	—	77
VEON Holdings B.V.*	Legacy notes, no payments due, subject to potential conversion	None	USD	—%	2026	23	24
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	None	RUB	—%	2026	15	12
PMCL	Notes	None	PKR	3M KIBOR—0.10%	Apr 2025	—	54
PMCL	Loan	None	PKR	6M KIBOR + 0.55%	2026	43	87
PMCL	Loan	None	PKR	3M & 6M KIBOR + 0.55%	2028	44.6	47
PMCL	Loan	None	PKR	3M KIBOR + 0.60%	2031	171	180
PMCL	Loan	None	PKR	6M KIBOR + 0.60%	2032	142.8	143
PMCL	Loan	None	PKR	6M KIBOR + 0.60%	2034	267.65	232
PMCL	Loan	None	PKR	6M KIBOR + 0.60%	2034	54	54
PMCL	Loan	None	PKR	6M KIBOR + 0.60%	2035	150	—
PMCL	Loan	None	PKR	3M KIBOR—3%	2025	—	108
PMCL	Loan	None	PKR	6M KIBOR—3%	2025	—	194
PMCL	Other	None	PKR			—	25
Banglalink	Loan	None	BDT	Average bank deposit rate + 4.25%	2027	31	53
Banglalink	Loan	None	BDT	7.00% to 12.00%	2028	41	56
Banglalink	Other	None				164	105
KaR-Tel	Loan	None	KZT	18.50%— 20.50%	2030	58	26
KaR-Tel	Loan	None	KZT	15.5%—16.50%	2029	38	40
KaR-Tel	Loan	None	KZT	20.5%	2030	30	—
KaR-Tel	Other	None				93	61
Unitel LLC	Loan	None	UZS	20% to 22%	2027	29	29
Unitel LLC	Loan	None	UZS	25.80%	2026	—	15
Unitel LLC	Loan	None	UZS	24.00%	2030	28	—
Unitel LLC	Loan	None	UZS	22% to 23%	2030	30	—
Unitel LLC	Other					87	77

	Other bank loans and borrowings					113	94

	Total bank loans and bonds					3,143	3,348

*An indemnity agreement between Kyivstar Holdings and VEON Amsterdam B.V. is in place which is to see Kyivstar Holdings made whole for any external payments to eligible legacy noteholders.

SIGNIFICANT CHANGES IN DEBT AND DERIVATIVES
Reconciliation of cash flows from financing activities

	Bank loans and bonds	Lease liabilities	Total

Balance as of January 1, 2024	3,785	977	4,762

Cash flows
Proceeds from borrowings, net of fees paid	955	—	955
Repayment of debt	(1,333)	—	(1,333)
Payments of lease liabilities	—	(150)	(150)
Interest paid	(314)	(117)	(431)

Non-cash movements
Interest and fee accruals	346	119	465
Lease additions, disposals, impairment and modifications	—	295	295
Held for sale - Note 12	(3)	—	(3)
Foreign currency translation	(32)	(68)	(100)
Reclassification related to bank loans and bonds	4	—	4
Other non-cash/ other non financing movements	(15)	(26)	(41)

Balance as of December 31, 2024	3,393	1,030	4,423

Cash flows
Proceeds from borrowings, net of fees paid	971	—	971
Repayment of debt	(1,296)	—	(1,296)
Payments of lease liabilities	—	(250)	(250)
Interest paid	(273)	(126)	(399)

Non-cash and other non financing movements
Interest and fee accruals	349	130	479
Lease additions, disposals, impairment and modifications	—	984	984
Held for sale - Note 12	3	—	3
Foreign currency translation	46	6	52
Reclassification related to bank loans and bonds	64	—	64
Other non-cash/ other non financing movements	(70)	(14)	(84)

Balance as of December 31, 2025	3,187	1,760	4,947
FINANCING ACTIVITIES 2025
KaR-Tel Limited Liability Partnership credit facilities
On January 29, 2025, KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed a new bilateral credit facility agreement with Forte Bank JSC of KZT22.5 billion (US$43) with a maturity of 5 years. The interest rate on this facility is National Bank of Kazakhstan base rate plus 4%, with the interest being fixed until maturity for each tranche drawn under the facility. Kar-Tel utilized KZT12 billion (US$24) from this facility during February and March 2025.
Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON Holdings. Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON Midco B.V. ("VEON MidCo") as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger.
Successful Syndication of US$210 Term Loan
On March 27, 2025, VEON announced the successful syndication of a 24-month, US$ 210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including Industrial and Commercial Bank of China Standard Bank and leading GCC banks. The facility will bear interest at Term Secured Overnight Funding Rate (“SOFR”) plus 425 bps. Following the legal demerger of VEON Holding, VEON Midco is the substituted borrower. The facility was fully drawn in early April 2025.

Pakistan Mobile Communication Limited bilateral credit facilities
In April 2025, Pakistan Mobile Communication Limited (“PMCL”) signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib Bank Limited, totaling PKR 10 billion (US$36). Each facility has a maturity of ten years.
In May 2025, PMCL signed and utilized PKR 32 billion (US$113) from three bilateral facilities from Askari Bank Limited, Faysal Bank Limited and Meezan Bank Limited. Each facility has a maturity of ten years.
Issuance of PKR Sukuk bond by PMCL
In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of six months.
Repayment of VEON Holdings Senior Notes
On April 9, 2025, VEON Holdings repaid its outstanding 4.00% Senior Notes amounting to US$472 at their maturity date. Furthermore, on June 18, 2025, VEON Holdings also repaid its outstanding 6.30% (RUB) Senior Notes amounting to RUB7.84 billion (US$100) at their maturity date.
VEON raises US$200 in Private Bond Placement
On July 2, 2025, VEON announced that it completed the pricing of a private placement of US$200 of senior unsecured notes due 2029 with institutional investors. The bond proceeds were received on July 15, 2025.
The notes, issued by VEON MidCo priced at par and have an annual interest rate of 9%. The instrument’s credit rating from S&P and Fitch is BB-. The notes are guaranteed by VEON Amsterdam and rank pari passu with VEON HQ’s outstanding debt.
Uzbekistan bilateral credit facility
On July 4, 2025, Unitel secured a bilateral credit facility of UZS 500 million (US$40) with a tenor of 5 years. Unitel utilized UZS 305 billion (US$25) from this facility through drawdowns in July and August 2025.
KaR-Tel Limited Liability Partnership credit facilities
On October 24, 2025, KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed two bilateral credit facility agreements with Bank RBK JSC of KZT40 billion (US$ 74) and KZT11 billion (US$ 21) respectively, with a maturity of five years. The interest rate for both facilities is based on National Bank of Kazakhstan base rate, with the interest being fixed until maturity for each tranche drawn under the facilities. Kar-Tel utilized KZT15 billion (US$29) during October & November 2025.
Uzbekistan bilateral credit facility
On December 30, 2025, Unitel secured a bilateral credit facility of UZS 360 billion (US$32) with a tenor of five-years with JSCB “TBC” bank which is fully utilized during December 2025.
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
Pakistan Mobile Communication Limited ("PMCL") syndicated credit facility
In May 2024, PMCL secured a syndicated credit facility of up to PKR 75 billion (US$270) including green shoe option of PKR 15 billion (US$54)with a tenor of 10 years. PMCL utilized PKR 65 billion (US$ 232) from this facility through drawdowns in May, June and July 2024.
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
On October 7, 2024 Unitel LLC signed a new credit facility agreement with JSC for UZS 191 billion (US$14) with a maturity of 2 years and an interest rate of 22% per annum. During November 2024, Unitel LLC utilized the full amount from this facility.
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

FAIR VALUES
As of December 31, 2025, the carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in these consolidated financial statements, with the exception of bank loans and bonds and lease liabilities:
•'Bank loans and bonds, including interest accrued', for which the fair value is equal to US$3,091 (2024: US$3,157); and
•'Lease liabilities', for which fair value has not been determined.
Fair values are determined in accordance with IFRS 13, Fair Value Measurement. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.
Level 1 fair value measurements are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 fair value measurements are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 fair value measurements are based on valuation techniques that incorporate significant unobservable inputs.
The following table presents the Company's financial assets and liabilities that are measured at fair value by the level in the fair value hierarchy as of:

	Total	Level 1	Level 2	Level 3
As of December 31, 2025
Financial assets measured at fair value through other comprehensive income
Other investments	38	—	—	38
	38	—	—	38

Financial liabilities measured at fair value through profit and loss
Warrants	27	27	—	—
	27	27	—	—

As of December 31, 2024
Financial assets measured at fair value through other comprehensive income
Other investments	30	—	—	30
	30	—	—	30
The fair value of the Company’s Level 1 liabilities is determined using quoted prices in active markets at the reporting date. As the warrants are actively traded, no valuation adjustments are required. Changes in the fair value of the warrants are recognized in the statements of operations within other non-operating (loss)/gain, net.
The Company’s Level 3 fair value measurements relate to minority equity interests in private companies. The investments are classified as equity instruments measured at fair value through other comprehensive income. Fair values are determined using valuation techniques incorporating significant unobservable inputs and management judgment:
•SILQ Group (previously ShopUp Pte. Ltd.)—6.83% equity interest: Fair value is primarily calibrated to the most recent Series C funding transaction, and also supported by qualitative factors including revenue and EBITDA trends, macroeconomic conditions (risk-free rate and country risk premium), foreign exchange movements and publicly available information.
•Dastgyr Technologies Pte. Ltd.—14.96% equity interest: In the absence of recent funding transactions or observable market inputs, fair value is assessed using a qualitative approach considering revenue trends, macroeconomic conditions (risk-free rate and country risk premium), foreign exchange movements, management’s assessment of business performance, and publicly available information.
A sensitivity analysis for a 10% change in the principal benchmark inputs would not result in a material change in the fair value of the Company’s Level 3 investments as at the reporting date.

Level 3 reconciliation
The below table sets out the reconciliation of each instrument measured at Level 3:

Other investments
As of January 1, 2024	41
Fair value re-measurement of financial instruments recognized in OCI	(11)
As of December 31, 2024	30
Fair value re-measurement of financial instruments recognized in OCI	8
As of December 31, 2025	38
The valuation methodology applied during the year was consistent but as there was a recent funding round for SILQ Group (ShopUp) so that was primarily used and was backed up by qualitative assessment. For Dastgyr, the valuation technique applied during the year was consistent with that used in prior periods. There were no changes in valuation techniques during the year, and management considers that the techniques applied result in measurements that are equally or more representative of fair value in accordance with IFRS 13. On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the years ended December 31, 2025 and 2024, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
The below table sets out the reconciliation of each component of equity and the analysis of other comprehensive income (all of which are attributable to the equity owners of the parent):

Foreign currency translation reserve
As of January 1, 2024	(5,990)
Transfer from OCI to income statement on disposal of subsidiary	(36)
Other comprehensive loss	(147)
As of December 31, 2024	(6,173)
Transfer from OCI to income statement on disposal of subsidiary	(355)
Other comprehensive income	4
Listing of subsidiary via de-SPAC transaction	215
As of December 31, 2025	(6,309)

ACCOUNTING POLICIES AND SOURCES OF ESTIMATION UNCERTAINTY
Put options over non-controlling interest
Put options over non-controlling interests of a subsidiary are accounted for as financial liabilities in the Company’s consolidated financial statements. The put-option redemption liability is measured at the discounted redemption amount. Interest over the put-option redemption liability will accrue in line with the effective interest rate method, until the options have been exercised or are expired.
Derivative contracts
VEON enters into derivative contracts, including swaps and forward contracts, to manage certain foreign currency and interest rate exposures when necessary and available. Any derivative instruments for which no hedge accounting is applied are recorded at fair value with any fair value changes recognized directly in profit or loss. Although some of the derivatives entered into by the Company have not been designated in hedge accounting relationships, they act as economic hedges and offset the underlying transactions when they occur. There have been no derivatives in hedge accounting relationships during 2025.
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
Fair value of financial instruments
All financial assets and liabilities are measured at amortized cost, except those which are measured at fair value as presented within this Note 18.
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

19    CASH AND CASH EQUIVALENTS
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
Cash and cash equivalents consisted of the following items as of December 31:

	2025	2024

Cash and cash equivalents at banks and on hand	702	889
Cash equivalents with original maturity of less than three months	1,030	800
Cash and cash equivalents *	1,732	1,689
Less overdrafts	—	(1)
Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	1,732	1,688
* Cash and cash equivalents include an amount of US$341 (2024: US$242) relating to banking operations in Pakistan.
Cash at banks earns interest based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of December 31, 2025, US$458 (2024: US$437) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.
Cash balances include investments in money market funds of US$160 (2024: US$98), which are carried at fair value through profit or loss with gains presented within ‘Other non-operating gain /(loss), net” within the consolidated income statement.
The overdrawn accounts are presented as debt and derivatives within the statement of financial position. At the same time, because the overdrawn accounts are part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows. Refer to Note 26—Basis of preparation of the consolidated financial statements of these consolidated financial statements for further discussion on the Company’s liquidity position.

20    FINANCIAL RISK MANAGEMENT
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
As of December 31, 2025, approximately 63% of the Company’s borrowings are at a fixed rate of interest (2024: 63%).
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
The Company manages its foreign currency risk by selectively hedging committed exposures also considering availability of hedging solutions for its currencies.
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

	Effect on profit/(loss) before tax
Change in foreign exchange rate against US$	10% depreciation	10% appreciation

2025
Russian Ruble	1	(2)
Bangladeshi Taka	(24)	26
Pakistani Rupee	(3)	3
Ukrainian Hryvnia	15	(17)
Kazakhstan Tenge	(4)	5
Other currencies (net) *	26	(28)

2024
Russian Ruble	8	(9)
Bangladeshi Taka	(3)	4
Pakistani Rupee	(3)	3
Ukrainian Hryvnia	33	(36)
Kazakhstan Tenge	(4)	4
Other currencies (net) *	1	(2)

*Other currencies (net) includes the impact of Uzbekistan Som, Swiss Francs and UAE Dirhams.

CREDIT RISK
The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 19—Cash and cash equivalents of these consolidated financial statements for further information on restrictions on cash balances.
Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. VEON’s credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2025 and 2024, and accordingly not giving rise to credit risk. For postpaid services, in certain circumstances, VEON requires deposits as collateral for airtime usage. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms.
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
VEON holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VEON allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the creditworthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is managed by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure. Refer to Note 26—Basis of preparation of the consolidated financial statements of these consolidated financial statements for further details on the Company’s liquidity position.
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
The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2025 and 2024 is the carrying amount as illustrated in Note 6—Trade and other receivables, Note 18—Investments, debt and derivatives, Note 19—Cash and cash equivalents and within this note to these consolidated financial statements.

LIQUIDITY RISK
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bonds, bank overdrafts, bank loans and lease contracts. The Company’s policy is to create a balanced debt maturity profile. As of December 31, 2025, 16% of the Company’s debt (2024: 38%) will mature in less than one year based on the carrying value of bank loans, bonds and other borrowings reflected in the financial statements. The Company has sufficient HQ liquidity to meets its HQ maturities and local market access to address local maturities and on that basis. The Company has taken this into considerations when it assessed the concentration of risk with respect to refinancing its debt and concluded it to be low except for the additional risks identified in Note 26—Basis of preparation of the consolidated financial statements of these consolidated financial statements.
Available facilities
The Company had the following available facilities as of December 31:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2025
KaR-Tel - Term Facility	Dec 2026	KZT 29,500	KZT 22,000	KZT 7,500	59	44	15
KaR-Tel - Term Facility	Oct 2026	KZT 51,000	KZT 15,000	KZT 36,000	102	30	72
				KZT 43,500			87

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2024
Pakistan Mobile Communications Limited - Term Facility	May 2026	PKR75,000	PKR64,800	PKR10,200	270	233	37

Maturity profile
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2025 and 2024, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both undiscounted principal amounts and interest while the carrying amounts are measured using the effective interest rate method. Customer deposits from our banking operations in Pakistan included in Trade and other payables, consists of a high number of individual customers with low-value exposures and do not carry any concentration risk.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2025
Bank loans and bonds	746	1,986	663	441	3,836
Lease liabilities	288	905	746	1,307	3,246
Trade and other payables	1,442	—	—	—	1,442
Other financial liabilities	81	80	29	15	205
Total financial liabilities	2,557	2,971	1,438	1,763	8,729

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2024
Bank loans and bonds	1,472	1,779	354	426	4,031
Lease liabilities	173	581	427	494	1,675
Trade and other payables	1,276	—	—	—	1,276
Other financial liabilities	86	159	37	41	323
Total financial liabilities	3,007	2,519	818	961	7,305

CAPITAL MANAGEMENT
The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios, so as to help facilitate access to debt and capital markets and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic or political conditions as well as in light of changes in the Company profile. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares including as disclosed in Note 1—General information. VEON has also established a disciplined capital allocation policy designed to balance growth investment with shareholder returns. This policy reflects VEON’s strong financial position, confidence in sustained cash generation, and commitment to delivering long-term value to its shareholders while maintaining the flexibility to fund strategic growth initiatives. Under this framework, VEON targets to undertake a minimum of US$100 of share repurchases per year, subject to prevailing market conditions and liquidity considerations. The timing and quantum of any buybacks will be evaluated on an ongoing basis, taking into account share price, market conditions, alternative uses of capital and overall financial flexibility. In line with this policy, the Board has approved a new buyback program. This buyback program enables VEON to buy back ADS’s and/or outstanding bonds in an amount up to US$100, to further enhance shareholder value as part of the Company’s broader commitment to long-term value creation.
See the paragraph below for more information on how the Company’s Net Debt (“Net Debt”) to Adjusted EBITDA ratio is calculated. Dividend payments remain subject to the review by the Company’s Board of Directors of medium-term investment opportunities and the Company’s capital structure. For the years ended December 31, 2025, 2024 and 2023, we did not pay a dividend. There were no changes made in the Company’s objectives, policies or processes for managing capital during 2025; however, as a result of the unstable environment we put more emphasis on safeguarding liquidity and also counterparty risk management in light of the high cash balances. Despite the resilient performance of its underlying operating companies, the Company’s ability to upstream cash for debt service has been impaired by currency and capital controls in its major markets, and due to other geopolitical and foreign exchange pressures effecting frontier markets more generally.
The Net Debt to Adjusted EBITDA ratio is an important measure used by the Company to assess its capital structure. Net Debt represents the principal amount of interest-bearing debt less cash and cash equivalents and bank deposits. Adjusted EBITDA is defined as last 12 months earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and share of profit/(loss) of joint ventures. For reconciliation of ‘Profit/(loss) before tax from continuing operations’ to “Adjusted EBITDA’” refer to Note 2—Segment information of these consolidated financial statements.
Further, this ratio is included as a financial covenant in certain credit facilities of the Company. Under these credit facilities, the Company is required to maintain the Net Debt to Adjusted EBITDA ratio at or below the level agreed in such facility. The Company has not breached any financial or non-financial covenants during the period covered by these financial statements.

21    ISSUED CAPITAL AND RESERVES
The following table details the common shares of the Company as of December 31:

	2025	2024

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 130,003,933 (2024: 83,706,608) shares held by a subsidiary of the Company*	1,849,190,667	1,849,190,667

*Refer to Note 24—Related parties of these consolidated financial statements for further details.
The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. All issued shares are fully paid-up.
VEON’s buyback programs
VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS. The first phase of the share buyback program was for an amount of up to US$30 and was completed on January 27, 2025. An aggregate of 17,370,400 shares were repurchased, of which 12,346,225 were repurchased for US$22 during the year ended December 31, 2025.
In March 2025, VEON commenced its second phase of the share buyback program and up to US$35 of shares was approved to be repurchased and was completed on May 21, 2025. During the year ended December 31, 2025, a total of 18,300,375 shares were repurchased related to the second phase for a total of US$35.
On June 16, 2025, VEON announced that it would shortly commence the third phase of the share buyback program and up to US$35 was approved. During the year ended December 31, 2025, a total of 18,075,675 shares were repurchased related to the third phase for a total of US$35. Cumulatively, all three phases of the program have resulted in the repurchase of 53,746,450 shares (which is the equivalent to 2,149,858 ADSs) for a cumulative amount of US$100.
On November 17, 2025, VEON announced that its Board of Directors authorized the commencement of a new buyback program. This buyback program enables the Company to buy back ADSs and/or outstanding bonds in an amount up to US$100. The final allocation between equity and debt securities will be determined by prevailing market conditions. During the year ended December 31, 2025, a total of 6,097,300 shares were repurchased for a total of US$13.
As of December 31, 2025, the Company’s largest shareholders and remaining free float are as follows whereby the common share to ADS ratio is 25:1:

Shareholder	Number of common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,000	45.5%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,550	7.9%
Lingotto Investment Management LLP	151,102,350	8.2%
Shah Capital Management Inc.	123,597,250	6.7%
Free float, including 130,003,933 shares held by a subsidiary of the Company	587,918,517	31.8%
Total outstanding common shares	1,849,190,667	100.0%
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
Nature and purpose of reserves
Other capital reserves are mainly used to recognize the results of transactions that do not result in a change of control with non-controlling interest (see Note 16—Investment in subsidiaries of these consolidated financial statements). The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of any related hedging activities (see Note 18—Investments, debt and derivatives of these consolidated financial statements).

22    EARNINGS PER SHARE
Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.
The following table sets forth the computation of basic and diluted earnings per share for continuing operations, for the years ended December 31:

Continuing operations	2025	2024	2023
(In millions of U.S. dollars, except per share amounts)

Numerator:
Profit for the period attributable to the owners of the parent	532	415	307

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,746	1,770	1,756
Denominator for diluted earnings per share (in millions)	1,794	1,811	1,782

Basic earnings per share	$0.30	$0.23	$0.17
Diluted earnings per share	$0.30	$0.23	$0.17
The following table sets forth the computation of basic and diluted earnings per share for discontinued operations, for the years ended December 31:

Discontinued operations	2025	2024	2023

(In millions of U.S. dollars, except per share amounts)

Numerator:
Loss for the period attributable to the owners of the parent	—	—	(2,835)

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,746	1,770	1,756
Denominator for diluted earnings per share (in millions)	1,794	1,811	1,782

Basic (loss)/earnings per share	$—	$—	($1.61)
Diluted (loss)/earnings per share	$—	$—	($1.61)

23    DIVIDENDS PAID AND PROPOSED
Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that:
(a)VEON is, or would after the payment be, unable to pay its liabilities as they become due, or
(b)the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.
There were no dividends declared by VEON in respect of the years 2025, 2024 and 2023.
DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS
During the years ended 2025, 2024 and 2023, certain subsidiaries of the Company declared dividends, of which a portion was paid or payable to non-controlling interests as shown in the table below:

Name of subsidiary	2025	2024	2023

VIP Kazakhstan Holding AG *	67	61	30
VIP Kyrgyzstan Holding AG	—	5	—
TNS Plus LLP	—	17	15
Total dividends declared to non-controlling interests	67	83	45
* The dividends declared were offset against loan receivable from the non-controlling interests in 2025, 2024 and 2023.

ADDITIONAL INFORMATION
24    RELATED PARTIES
As of December 31, 2025, the Company has no ultimate controlling shareholder. See also Note 21—Issued capital and reserves of these consolidated financial statements for details regarding ownership structure.
COMPENSATION TO BOARD OF DIRECTORS AND KEY MANAGEMENT PERSONNEL
The following table sets forth the total compensation to our Board of Directors, Group Chief Executive Officer (“Group CEO”), Group Chief Financial Officer (“Group CFO”) and Group General Counsel (“Group GC”), who are considered to be key management personnel (“KMP”) of the Company, as defined by IAS 24, Related Party Disclosures:

	2025	2024	2023

Short-term employee benefits	9	9	11
Share-based payment*	13	19	11
Termination benefits	—	—	—
Total compensation to the Board of Directors and key management personnel	22	28	22
*Share-based payment represents the expense as recognized in accordance with IFRS 2, Share based payments, under VEON Ltd.’s Deferred Share Plan, Short-Term Incentive Plan and Long Term Incentive Plans as described in Note 5—Share-based payments of these consolidated financial statements.
Under the Company’s bye-laws, the Board of Directors of the Company established a Remuneration Committee, which has the overall responsibility for approving and evaluating the compensation and benefit plans, policies and programs of the Company’s directors, officers and employees and for supervising the administration of the Company’s equity incentive plans and other compensation and incentive programs.
Compensation of Key Management Personnel
The following table sets forth the total remuneration expense to the KMP for the periods indicated. For further details on compensation and changes to the Board of Directors and KMP, please refer to the explanatory notes below.

	Kaan Terzioglu	Other KMP
	Group CEO	Group CFO and Group GC
2025
Short-term employee benefits	$4	$2
Long-term employee benefits	—	—
Share-based payments *	4	3
Termination benefits	—	—
Total remuneration expense	8	5

2024
Short-term employee benefits	4	3
Long-term employee benefits	—	—
Share-based payments **	6	3
Termination benefits	—	—
Total remuneration expense	10	6
* The share-based payment expense as shown above is recognized in accordance with IFRS 2. This expense includes DSP awards, LTIP and UIP market condition-based awards granted in 2024 and 2025, which will vest on December 31, 2026 and December 31, 2027, respectively. It also includes LTIP market condition-based award granted in 2023 that vested as of December 31, 2025 as the market condition was determined to have been satisfied. Refer to Note 5 - Share-based payments of these consolidated financial statements for further discussion of the awards and share based payment accounting policies.
** The share based payment expense as shown above is recognized in accordance with IFRS 2. This expense includes DSP awards and LTIP market condition-based awards granted in 2023 and 2024, having a vesting date of December 31, 2025 and December 31, 2026, respectively. It also includes LTIP market condition-based awards granted in 2021 and 2022 that did not vest as of December 31, 2023 and December 31, 2024, respectively, as the market condition was not satisfied. Accordingly, the recipients did not receive these awards. Refer to Note 5 - Share-based payments of these consolidated financial statements for further discussion of the awards and share-based payment accounting policies.
Explanatory notes for the year ended December 31, 2025
Short term employee benefits comprise compensation and benefit payable within twelve months of the end of the reporting period and include the following components:
•Base salary represents fixed cash remuneration payable under the terms of an individual’s employment agreement, including holiday pay and any acting or temporary duty allowances paid in cash.
•Annual incentive expense consists of amounts accrued in respect of the cash component of the short-term incentive plan for performance in the current year, together with any discretionary special recognition, performance based and/or transaction related bonuses.

•Other short term employee benefit includes cash allowances and benefits such as pension allowances, car allowances, transportation allowances, housing allowances and similar benefits, as well as special awards and employee support costs, including relocation related support.
Share based payment expense comprises of amounts recognized in respect of the equity portion of the Short Term Incentive plan 2021 Long term Incentive Plan (“LTIP”), 2021 Deferred Share Plan (“DSP”) and the Umbrella Incentive Plan (“UIP”). Further details regarding these arrangements, including their accounting treatment are described in Note 5 - Share-based payments of these consolidated financial statements. All awards granted to KMP are equity settled awards (unless otherwise indicated) under VEON’s incentive plans.
During the year ended December 31, 2025, a total of 5,078,525 (2024: 10,636,696) common shares were granted to the Group CEO and 1,974,625 (2024: 6,069,374) were granted to other KMP. In addition, during the year ended December 31, 2025, a total of 9,315,325 (2024: 4,632,470) common shares were vested for the Group CEO and 118,850 (2024: 1,616,241) common shares for other KMP. During the year ended December 31, 2025, a total of 4,373,025 (2024: equity-settled 3,824,495 and cash-settled 472,250) common shares that vested were transferred net of withholding taxes to the Group CEO and 60,019 (2024: 868,775) were transferred net of withholding taxes or cash settled to other KMP. As of December 31, 2025, there were 7,671,300 (2024: 2,729,000) common shares vested for Group CEO and no vested common shares (2024: nil) for other KMP, which were not yet transferred.
Unless otherwise indicated, references to common shares in this section are presented on a 25:1 basis relative to the Company’s American Depositary Shares (“ADSs”) traded on the Nasdaq Global Select Market.
Changes in Key Management Personnel
Effective January 9, 2025, Mr. Burak Ozer was appointed Group Chief Financial Officer succeeding Mr. Joop Brakenhoff.
Effective July 1, 2025, Mr. Vitaly Shmakov was appointed Acting Group General Counsel, succeeding Ms. Omiyinka Doris, who stepped aside from her role as Group General Counsel effective the same date.
Compensation of Board of Directors
The total remuneration expense of the Board of Directors (including retainer, committee fees and other compensation) for the year ended December 31, 2025 was US$9 (2024: US$12).
Explanatory notes for the year ended December 31, 2025
Other compensation includes share based-payment expense and relates to amounts recognized in respect of the equity portion of the 2021 DSP. Further details regarding these arrangements and their accounting treatment are described in Note 5—Share-based payments of these consolidated financial statements.
The share based awards granted under the 2021 DSP aims to align the interests of the Board of Directors with the long-term success and growth of the Company, encouraging their active participation in driving shareholder value and recognizing their significant contributions to VEON’s strategic growth.
All awards granted to the Board of Directors are equity settled awards (unless otherwise indicated) granted in line with VEON’s 2021 DSP and from time to time certain one off awards are granted.
During the year ended December 31, 2025, no common shares were granted to the Board of Directors (2024: equity-settled 16,869,125 and cash-settled 3,797,650). In addition, during the year ended December 31, 2025, no common shares vested (2024: equity-settled 3,369,125 and cash-settled 1,547,650). During the year ended December 31, 2025, a total of 2,715,392 common shares that had already vested were transferred net of withholding taxes or cash settled to the current and former Board of Directors (2024: 2,898,225). As of December 31, 2025, there were no common shares vested which were not transferred (2024: equity-settled 1,547,650 and cash settled 1,547,650). Accordingly, as of December 31, 2025, cash-settled common shares represented a nil liability (2024: US$2).
Unless otherwise indicated, references to common shares in this section are presented on a 25:1 basis relative to the Company’s American ADS traded on the Nasdaq Global Select Market.
Changes in Board of Directors
On May 8, 2025, VEON held its Annual General Meeting during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s Board of Directors, re-electing the seven directors Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, Michael R. Pompeo, Michiel Soeting and Kaan Terzioglu who served on VEON’s Board in the previous term. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a second term.
On May 31, 2024, at its Annual General Meeting, VEON shareholders approved the recommended slate of seven directors as VEON’s new Board. The new members consist of former U.S. Secretary of State Michael R. Pompeo, Rt. Hon. Sir Brandon Lewis CBE and Duncan Perry, who will serve alongside the incumbent directors Augie K. Fabela II, Andrei Gusev, Michiel Soeting and the VEON CEO VEON Group Kaan Terzioglu. Following the Annual General Meeting, the new Board held its inaugural meeting, and elected VEON’s Founder and Chairman Emeritus Augie K Fabela II as the Chairman.

OTHER RELATED PARTY TRANSACTIONS
Impact Investments
On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to the Company and JSC Kyivstar (a wholly owned indirect subsidiary of the Company). Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of Impact Investments. In exchange for the services provided, the Company will pay Impact Investments US$0.1 in cash per month on or about the 7th day of each month during the term of the 2024 Agreement. Further, the Company has entered into three share warrant agreements with Impact Investments (hereby “Warrant A”, “Warrant B”, and “Warrant C”), with a value of US$12, US$2, and US$2 worth of common shares in the capital of the Company, respectively to be settled in equity. Warrant A vest ratably semi-annually over a period of three years subject to achievement of vesting conditions. One half of Warrant B will vest on the date that is six months after the three years anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant B will vest on the four years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. One half of Warrant C will vest on the date that is six months after the four years’ anniversary of the 2024 Agreement, subject to Impact Investments’ initial term being extended for a fourth year and the satisfaction of the other vesting conditions. The remainder of Warrant C will vest on the five years’ anniversary of the 2024 Agreement, subject to the achievement of the vesting conditions. The number of common shares to be transferred will be determined on the vesting date based on the 90-day average trading price. Finally, the Company, in its sole discretion, may pay Impact Investments an additional fee up to $3 subject to completion of certain strategic objectives.
Explanatory notes for the year ended December 31, 2025
During the year, expenses of US$0.6 related to the monthly cash payments and US$4 related to Warrant A were recognized. As a variable number of awards is granted based on the share price at vesting, the grant date fair value of Warrant A is based indirectly on the fair value of the awards granted of US$12. Warrants B and C are not considered granted until the 2024 Agreement is extended for the fourth and fifth years, respectively. As of December 31, 2025, no expense has been recognized related to Warrant B, Warrant C, or the discretionary cash payments.
On June 7, 2025, the second tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing price of VEON ADS) or 1,087,855 common shares (equal to 43,514 ADS) vested.
On December 7, 2025, the third tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing price of VEON ADS) or 950,209 common shares (equal to 38,008 ADS) vested.
Explanatory notes for the year ended December 31, 2024
During the year, US$0.4 of expense has been recognized related to the monthly cash payments and US$5 of expense has been recognized related to Warrant A. As a variable number of awards is granted based on the share price at vesting, the grant date fair value of Warrant A is based indirectly based on the fair value of the awards granted of US$12. Warrants B and C are not considered granted until the 2024 Agreement is extended for the fourth and fifth years, respectively. As of December 31, 2024, no expense has been recognized related to Warrant B, Warrant C, or the discretionary cash payments.
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

25    EVENTS AFTER THE REPORTING PERIOD
Kyivstar Group Ltd. secondary public offering of shares held by VEON
On January 29, 2026, VEON announced the pricing of a secondary public offering of 12,500,000 common shares of KGL, it’s majority-owned subsidiary, comprising 12,100,000 shares held by VEON Amsterdam B.V. and 400,000 shares from other selling shareholders, at a public offering price of US$ 10.50 per share. The underwriters were granted a 30-day option to purchase up to an additional 1,875,000 shares from the other selling shareholders at the public offering price, less underwriting discounts and commissions. The offering, which was oversubscribed by five times, closed on February 2, 2026 with 14,375,000 common shares sold, including the full exercise of the underwriters' option. Following completion of the offering, VEON's ownership in KGL decreased from 89.6% to 83.6% and VEON received net proceeds of approximately US$ 140 for general corporate purposes.
VEON’s Kyivstar Group Ltd. expands digital healthcare services with Acquisition of Tabletki.ua
On February 10, 2026, VEON announced its wholly owned subsidiary KGL, has signed a definitive agreement and completed the acquisition of 100% of Tabletki.ua for US$160, payable in Ukrainian hryvna in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at Ukrainian pharmacies. The initial purchase price accounting has not yet been completed at the date of the financial statements and as such, the estimated financial impact of this transaction is not yet available.
VEON’s Subsidiary Jazz Secures Largest Allocation with 190 MHz
On March 10, 2026, VEON announced that VEON’s subsidiary Jazz secured the allocation of 190 MHz after a successful mobile spectrum auction held in Pakistan. Payments for the spectrum awarded will be made in Pakistani Rupees (PKR) beginning in 2027, allowing time to deploy the required network technology, Jazz will pay the PKR equivalent of approximately US$240 at the prevailing exchange rate.
VEON Announces Agreement with the Dhabi Group regarding historical claims under a Shareholders Agreement
On March 13, 2026, VEON announced that it had entered into an agreement with the Dhabi Group regarding historical claims under a Shareholders Agreement. As part of this agreement, VEON will welcome the Dhabi Group, whose principal is His Highness Sheikh Nahyan bin Mubarak Al Nahyan, as a shareholder in the Company. Under the terms of the agreement, Dhabi Group will fully withdraw all its claims and VEON has agreed to pay the Dhabi Group US$120 in cash plus US$30 equivalent in ADS (‘ADS Payment’). Additionally, twenty-four months after the date of agreement, VEON will make further cash payment (if any) equal to the difference of US$60 and the market value of the ADS Payment at future date. Accordingly, VEON recognized a provision for the amount that represents the estimated expected outflow of US$170, refer Note 9 - Provisions and Contingent Liabilities and Note 17 - Other Non-Operating Gain / (Loss) for further details.

26    BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
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
BASIS OF CONSOLIDATION
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. Please refer to Note 16—Investment in subsidiaries of these consolidated financial statements for a list of significant subsidiaries.
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
GOING CONCERN
These consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Due to the adverse effects of the ongoing war in Ukraine, including the potential nationalization of the Group’s subsidiary in Ukraine, heightened geopolitical and sanction risks, potential breaches of loan covenants, and constrained liquidity resulting from limited access to capital markets, the Company previously concluded that substantial doubt existed as to its ability to continue as a going concern and the Company may be unable to realize its assets and discharge its liabilities in the normal course of business due to such material uncertainties.
Management has taken actions to address the aforementioned events and conditions that may cast substantial doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern
•The Group has regained normal access to capital markets and successfully raised new financing during 2025 (US$210 in the form of a syndicated loan and US$200 in private bond placements), to support operations and financial needs (refer to Note 1). Further, after successful listing of Kyivstar Group, the Group received proceeds of US$132 from the initial listing and a further US$140 from a secondary offering completed in February 2026. These transactions have collectively strengthened the Company’s cash position.
•The Company has successfully maintained compliance with loan covenants as of December 31, 2025 and assessed that there is no risk of default based on current internal forecasts and analysis (which considers both including and excluding its Ukraine subsidiaries given the aforementioned risks related to the ongoing war) for the period of twelve months from the date of filing of these consolidated financial statements. Additionally, as a result of operating results, recent successful capital markets and debt financings, the Company believes it has sufficient cash on hand to meet its current obligations due for the period of twelve months from the date of filing of these consolidated financial statements. The Company’s assessment included consideration of forecasted performance, liquidity and covenant compliance under scenarios excluding any potential benefits or dividends from its Ukrainian operations. Cash on hand as of December 31, 2025 is US$1,732 (of which US$458 is in Ukraine).
•While the war continues in Ukraine, during 2025 considerable developments were made to mitigate the country specific risks that impact the Company’s operating entities in Ukraine, including, Kyivstar Group’s listing on Nasdaq in August 2025, the

Cooperation Memorandum with the Ukrainian Government, unfreezing of Kyivstar’s corporate rights in November 2024, and high-level public and private engagements between VEON, Kyivstar and the most senior members of the Ukrainian Government.
Based on these developments and management’s assessment of cash flow projections, available financing facilities, and forecasted compliance with covenants for at least twelve months from the date of filing of these consolidated financial statements, management has concluded that the conditions that previously gave rise to material uncertainty no longer exist. Accordingly, significant doubt about the Company’s ability to continue as a going concern no longer exists.

27    SIGNIFICANT ACCOUNTING POLICIES
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
The sources of uncertainty identified by the Group are described together with the applicable Note, as follows:

Significant accounting judgement/source of estimation uncertainty	Described in
Revenue recognition	Note 3
Deferred tax assets and uncertain tax positions	Note 10
Provisions and contingent liabilities	Note 9
Impairment of non-current assets	Note 13
Control over subsidiaries	Note 16
Depreciation and amortization of non-current assets	Note 14 and Note 15
Fair value of financial instruments	Note 18
Sale and lease back transactions	Note 11
Measurement of lease liabilities	Note 18
NEW STANDARDS AND INTERPRETATIONS
Adopted in 2025
Following amended standard became effective as of January 1, 2025 and did not have a material impact on VEON’s financial statements.
•Lack of exchangeability—Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (effective for annual periods beginning on or after January 1, 2025).
Not yet adopted by the Group
Certain new accounting standards and interpretations, as listed below, have been issued but are not yet effective for the financial reporting period ended December 31, 2025 and have not been early adopted by the Group. These standards and interpretations are not expected to have a material impact on VEON’s financial statements in current or future reporting periods or on foreseeable future transactions except for the IFRS 18, Presentation and Disclosure in Financial Statement, and IFRS 19, Subsidiaries without Public Accountability: Disclosures. The Company is currently assessing the impact that the adoption of these new pronouncements will have on the consolidated financial statements at the time of initial application as well as its subsidiaries.
•Classification and Measurement of Financial Instruments—Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures (effective for annual periods beginning on or after January 1, 2026).
•Improvements to International Financial Reporting Standards (effective for annual periods beginning on or after January 1, 2026).
•Contracts Referencing Nature-dependent Electricity—Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures (effective for annual periods beginning on or after January 1, 2026).
•IFRS 18, Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027).
•IFRS 19, Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027).
•Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency (effective for annual periods beginning on or after January 1, 2027).

28 CONDENSED SEPARATE FINANCIAL INFORMATION OF VEON LTD.
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
The Company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2025. As of December 31, 2025, VEON Ltd. had restricted net assets of 106%, compared to 103% in 2024, of total net assets. The Company was subject to restrictions on the up-streaming of dividend from Ukraine during 2025 owing to the ongoing war in Ukraine (refer Note 26—Basis of preparation of the consolidated financial statements of these consolidated financial statements for further details). The main restriction for 2025 related to Ukraine operations owing to regulatory restriction as explained above and in Note 26—Basic of preparation of the consolidated financial statements of the consolidated financial statements, which includes the freezing of Kyivstar’s corporate rights applied from October 6, 2023 by the Security Services of Ukraine. In addition, the devaluation of exchange rates in the countries in which VEON operates also lowered the book value of the consolidated net assets of the Company relative to its share of the restricted assets. Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.
The “Equity” and “Profit/(loss) for the year” shown in the separate condensed financial statements below are equal to the “Equity” and “Profit/(loss) for the year” which are attributable to the owners of the parent within the Company’s consolidated financial statements.
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
Investments in subsidiaries are measured via the net equity method. Net equity method is based on the measurement of assets, provisions and liabilities and determination of profit based on the principles applied in the consolidated financial statements. If the valuation of a subsidiary via the net equity method is negative, it will be stated at nil. If and insofar as the Company can be held fully or partially liable for the debts of the subsidiary or has the firm intention of enabling the participation to settle its debts, a provision is recognized for this.
Newly acquired subsidiaries are initially recognized at cost. For subsequent valuations, the principles that apply for these financial statements are used.
The amount by which the carrying amount of the subsidiary has changed since the previous financial statements as a result of the net result achieved by the subsidiary is recognized in the income statement.
Condensed statement of financial position:
As of December 31

	2025	2024	2023
Non-current assets
Intangible assets	1	1	3
Tangible fixed assets	—	1	2
Financial fixed assets	1,804	1,461	1,157
Total non-current assets	1,805	1,463	1,162
Total current assets	148	143	116

Total assets	1,953	1,606	1,278

Equity	1,340	1,099	865
Total liabilities	613	507	413

Total equity and liabilities	1,953	1,606	1,278

Condensed income statement:
for the years ended December 31

	2025	2024	2023
Selling, general and administrative expenses	(77)	(83)	(134)
Other operating gains	—	—	—
Recharged expenses to group companies	1	19	23

Operating (loss)	(76)	(64)	(111)
Finance costs	(18)	(11)	(6)
Share in result of subsidiaries after tax	627	492	(2,410)
Income tax	(1)	(2)	(1)
Total non-operating income and expenses	608	479	(2,417)

Profit / (loss) for the year	532	415	(2,528)

Condensed statements of comprehensive income:
for the years ended December 31

	2025	2024	2023
Total comprehensive (loss) / profit for the year, net of tax	—	—	—

Condensed statement of cash flows:
for the years ended December 31

	2025	2024	2023

Net cash flows from operating activities	(41)	(80)	(104)

Investing activities
Receipt of capital surplus from a subsidiary	—	—	—
Other cash flows from investing activities	(3)	4	2
Net cash flows used in investing activities	(3)	4	2

Financing activities
Proceeds from borrowings net of fees paid	59	88	100
Repayment of borrowings	(13)	(16)	—
Net cash flows generated from financing activities	46	72	100

Net increase / (decrease) in cash and cash equivalents	2	(4)	(2)
Cash and cash equivalents at beginning of period	—	4	6
Cash and cash equivalents at end of period	2	—	4

As of December 31, 2025, 2024 and 2023 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Dubai, March 16, 2026
VEON Ltd.